Form 20-F
period 2023-12-31
BANCO BILBAO VIZCAYA ARGENTARIA, S.A.
filed 2024-03-01
CIK 842180

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2023
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
María Luisa Gómez Bravo
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
New York Stock Exchange*

1.125% Fixed Rate Senior Notes due 2025
BBVA25
New York Stock Exchange

5.862% Fixed Rate Senior Non-Preferred Notes due 2026
BBVA26A
New York Stock Exchange

6.138% Fixed Rate Senior Non-Preferred Notes due 2028
BBVA28
New York Stock Exchange

Tier 2 Subordinated Callable Fixed-to-Fixed Rate Notes due 2034
BBVA34
New York Stock Exchange

Series 12 Non-Step-Up Non-Cumulative Contingent Convertible Perpetual Preferred Tier 1 Securities
BBVAP1
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
The number of outstanding shares of each class of stock of the Registrant as of December 31, 2023, was:
Ordinary shares, par value €0.49 per share—5,837,940,380

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
•“Consolidated Financial Statements” means our audited consolidated financial statements as of and for the years ended December 31, 2023, 2022 and 2021, prepared in compliance with the International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS-IASB”) and in accordance with the International Financial Reporting Standards adopted by the European Union (“EU-IFRS”) required to be applied under the Bank of Spain’s Circular 4/2017 (as defined herein).
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

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This Annual Report contains statements that constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by the use of forward-looking terminology such as “believe”, “expect”, “estimate”, “forecast”, “project”, “anticipate”, “should”, “intend”, “probability”, “risk”, “VaR”, “target”, “goal”, “objective”, and “future” or by the use of similar expressions or variations on such expressions, or by the discussion of strategy or objectives. Forward-looking statements are based on current plans, estimates and projections, are not guarantees of future performance and are subject to inherent risks, uncertainties and other factors that could cause actual results to differ materially from the future results expressed or implied by such forward-looking statements. The accompanying information in this Annual Report, including, without limitation, the information under the items listed below, identifies important factors that could cause such differences:
•“Item 3. Key Information—Risk Factors”;
•“Item 4. Information on the Company”;
•“Item 5. Operating and Financial Review and Prospects”; and
•“Item 11. Quantitative and Qualitative Disclosures About Market Risk”.
Other important factors that could cause actual results to differ materially from those expressed or implied by forward-looking statements include, among others:
•the deterioration of economic conditions or the alteration of the institutional environment of the countries in which we operate, especially Spain, Mexico and Turkey, including any adverse developments, or the perception that such developments may occur, regarding credit quality, public debt sustainability, economic or fiscal policy and sovereign ratings, particularly Spain’s, among other factors;
•the intensity of geopolitical and economic risks in recent years as a result of, among other factors, the tensions triggered by the armed conflict in the Middle East, including the recent disruptions to maritime trade routes in the Red Sea, the war in Ukraine and the sanctions imposed against and by Russia, long-standing U.S.-China trade tensions, Brexit and the rise of populism in several regions of the world. Furthermore, there is the risk of a sharp growth slowdown in China, which could lead to lower GDP expansion in many geographies;
•changes or volatility in interest rates, foreign exchange rates, asset prices, equity markets, commodity prices (including oil prices), inflation or deflation and, in particular, as of the date of this Annual Report, the depreciation of the currencies of the non-euro geographical areas in which we operate, high inflation, stagflation due to more intense or prolonged supply crises, high interest rates in most of the geographical areas where we operate (which may impact default rates) and low real interest rates in Turkey (which may affect our margins);
•the increased turbulence in the banking sector since March 2023, in particular, following the liquidity and other problems experienced by certain banks in the United States and Switzerland, which have led to increased concerns over the volatility and quality of banks’ deposits and their exposure to rising interest rates, and have adversely affected the valuations of certain banks. BBVA has significant exposure to the global banking sector. In addition, certain actions by Swiss regulators in 2023 have led to increased uncertainty regarding the potential actions to be adopted by the relevant authorities in connection with a bank’s failure. Moreover, regulatory changes are expected in the EU and, particularly, in Spain, in connection with the ranking of claims upon a bank’s insolvency, providing a preference to claims of all depositors relative to ordinary unsecured claims, which may adversely affect the risk profile and cost of banks’ debt securities. Further, there could be changes to the deposit guarantee schemes in certain jurisdictions, which could lead to changes in customer behavior and how banks manage their deposits portfolio;
•adverse developments in emerging economies, in particular Latin America and Turkey, including unfavorable political and economic developments, social instability and changes in governmental policies, including expropriation, nationalization, exchange controls or other limitations on the distribution or repatriation of dividends, international ownership legislation, tax policies, interest rate caps, fee caps and other policies affecting the banking sector, including the “liraization” strategy in Turkey (which seeks to increase the weight of Turkish lira-denominated assets and liabilities of the banking system);
•in Spain, political, regulatory and economic uncertainties have increased since the July 2023 general elections and there is a risk that policies could be adopted that have an adverse impact on the economy or our business;
•downgrades in our credit ratings or in sovereign credit ratings, particularly Spain’s credit ratings;

•the monetary, interest rate and other policies of central banks, and the trade, economic and other policies of governments, in the EU, Spain, Mexico, Turkey, the United States and elsewhere, including the impact of the still-prevailing high interest rates on the Group’s results of operations (including mark-to-market losses on securities portfolios, reduced demand for credit, increased funding costs and higher default rates) and the impact of any future interest rate reductions on inflation;
•adjustments in the real estate markets in the geographical areas in which we operate, in particular in Spain, Mexico and Turkey;
•the success of our acquisitions and investments, divestitures, mergers, joint ventures and strategic alliances;
•the effects of competition in the markets in which we operate, which may be influenced by regulation or deregulation affecting us or our competitors, and our ability to implement technological advances;
•our ability to comply with various legal and regulatory regimes and the impact of applicable laws and regulations on our operations, including capital, resolution, liquidity, provision and consumer protection requirements, and the increasing tax burden;
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
•our ability to address physical, regulatory, reputational, transition and business risks associated with climate change and emerging and developing environmental, social and governance (“ESG”) standards, including our ability to meet any ESG expectations, targets or obligations and the cost thereof;
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
•our success in managing the risks involved in the foregoing, which depends, among other things, on the adequacy of our internal risk models and our ability to anticipate events that are not captured or fully accounted for in the models we use; and
•force majeure and other events beyond our control.
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
There are no differences between EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2017 and IFRS-IASB as of and for the years ended December 31, 2023, 2022 and 2021. The Consolidated Financial Statements included in this Annual Report have been prepared in compliance with IFRS-IASB and in accordance with EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2017.
For a description of our critical accounting policies, see “Item 5. Operating and Financial Review and Prospects—Critical Accounting Policies” and Note 2.2 to our Consolidated Financial Statements.
The financial information as of and for the years ended December 31, 2022 and 2021 included herein and in the Consolidated Financial Statements may differ from previously reported financial information as of such dates and for such periods in our respective annual reports on Form 20-F for certain prior years, as a result of certain of the modifications referred to in the section “—Changes in Accounting Policies” and “—Changes in Intra-Group Adjustments” herein.
Changes in Accounting Policies
IFRS 17 – Insurance contracts
IFRS 17 superseded IFRS 4 for the recognition, measurement, presentation and disclosure of insurance contracts. The initial application date of IFRS 17 was January 1, 2023 and it has been applied to the year ended December 31, 2023, with a transition date of January 1, 2022. In order to make the information as of and for the year ended December 31, 2022 comparable with the information as of and for the year ended December 31, 2023, the balance sheet as of December 31, 2022 and the income statement for the year ended December 31, 2022 were restated. Information as of and for the year ended December 31, 2021 is presented following the policies and valuation criteria established by IFRS 4, which was applicable as of December 31, 2021. For additional information on the application of IFRS 17, see Notes 2.2.8 and 2.3 and Appendix X to our Consolidated Financial Statements.
IFRS 17 has introduced substantial changes in the accounting of insurance contracts with the aim of achieving greater homogeneity and increasing comparability among entities. With the implementation of IFRS 17, the valuation of insurance contracts is based on a model that uses updated assumptions for each reporting period.
The impact on equity of the first-time application of IFRS 17 as of January 1, 2023 on the BBVA Group includes the impact in transition and financial information from January 1, 2022 to December 31, 2022 as restated under IFRS 17. A non-significant effect has been observed when comparing the results expressed under IFRS 4 with those restated under IFRS 17 in 2022, except in specific cases, the impact of which has been recorded in “Retained earnings”. For additional information, see Appendix X to our Consolidated Financial Statements.
The impact of the transition from IFRS 4 to IFRS 17 on accumulated other comprehensive income (loss) and retained earnings related mainly to long-term contracts. The impact on equity recognized at the date of entry into force of IFRS 17 (January 1, 2023) was not significant for the consolidated financial statements of the BBVA Group.
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
Hyperinflationary economies - IAS 29
Since 2009 and 2018, respectively, the Argentine and Venezuelan economies have been considered to be hyperinflationary as defined by IAS 29 “Financial Reporting in Hyperinflationary Economies”. In addition, since the first half of 2022, the Turkish economy has been considered to be hyperinflationary. See “—Designation of Turkey as a Hyperinflationary Economy” for information on the related impact in the Consolidated Financial Statements. In addition, all the components of the financial statements (including income statement items) of entities located in such countries (in each case, for any period in which the relevant economy was considered to be hyperinflationary) are converted at the relevant period-end exchange rate for inclusion in our Consolidated Financial Statements, and the resulting conversion differences are recorded within “Accumulated other comprehensive income (loss)” as stated in IAS 21.
The net result derived from the application of accounting for IAS 29 “Financial Reporting in Hyperinflationary Economies” and IAS 21 “Effects of Changes in Foreign Exchange Rates” in Argentina for the year ended December 31, 2023 amounted to a loss of €2,314 million, of which €1,574 million was a loss attributable to owners of the parent (for the years ended December 31, 2022 and 2021 this result amounted to a loss attributable to owners of the parent of €694 million and €258 million, respectively).
The net result derived from the application of accounting for IAS 29 “Financial Reporting in Hyperinflationary Economies” and IAS 21 “Effects of Changes in Foreign Exchange Rates” in Venezuela for the year ended December 31, 2023 amounted to a loss of €18 million, of which €10 million was a loss attributable to owners of the parent (for the years ended December 31, 2022 and 2021 this result amounted to a loss attributable to owners of the parent of €6 million and €6 million, respectively).
See Note 2.2.18 to our Consolidated Financial Statements for additional information on the application of IAS 29 “Financial Reporting in Hyperinflationary Economies” to hyperinflationary economies.
Designation of Turkey as a Hyperinflationary Economy
Since the first half of 2022, the Turkish economy has been considered hyperinflationary, resulting in the Group having applied hyperinflation accounting in accordance with IAS 29 “Financial Reporting in Hyperinflationary Economies” in respect thereof with effect from January 1, 2022 with respect to the financial statements of the BBVA Group’s entities located in Turkey1. In addition, all the components of the financial statements of such entities (including income statement items) (in each case, for any period in which the Turkish economy was considered to be hyperinflationary) are converted at the relevant period-end exchange rate for inclusion in our consolidated financial statements, and the resulting conversion differences are recorded within “Accumulated other comprehensive income (loss)” as stated in IAS 21 “Effects of Changes in Foreign Exchange Rates”.
The net result derived from the application of IAS 29 “Financial Reporting in Hyperinflationary Economies” and IAS 21 “Effects of Changes in Foreign Exchange Rates” in Turkey for the year ended December 31, 2023 amounted to a loss of €2,610 million, of which €2,242 million was a loss attributable to owners of the parent. This impact included the loss of the net monetary position, which amounted to a gross amount of €2,118 million and was recorded in the line “Other operating expense” in the consolidated income statement, partially offset by the positive impact of the revaluation of certain bonds linked to inflation, for a gross amount of €1,202 million (recorded under “Other operating income”), given that, under IAS 29 “Financial Reporting in Hyperinflationary Economies”, these types of bonds are considered protective assets.
The net result attributable to owners of the parent derived from the application of IAS 29 “Financial Reporting in Hyperinflationary Economies” and IAS 21 “Effects of Changes in Foreign Exchange Rates” in Turkey for the year ended December 31, 2022 amounted to a loss of €1,793 million. This impact included the loss of the net monetary position, which amounted to a gross amount of €2,323 million and was recorded in the line “Other operating expense” in the consolidated income statement, partially offset by the positive impact of the revaluation of certain bonds linked to inflation, for a gross amount of €1,490 million (recorded under “Other operating income”), given that, under IAS 29 “Financial Reporting in Hyperinflationary Economies”, these types of bonds are considered protective assets.
1 IAS 29 does not apply to the operations outside Turkey of the Türkiye Garanti Bankası A.Ş. group of companies, and in particular to the financial statements of Garanti Bank S.A. in Romania and GarantiBank International N.V. in the Netherlands.

During 2023 the impact on equity derived from the application of IAS 29 “Financial Reporting in Hyperinflationary Economies” and IAS 21 “Effects of Changes in Foreign Exchange Rates” in Turkey amounted to a loss of €355 million, of which €306 million have been recorded within “Equity – Accumulated other comprehensive income (loss)”, and €49 million within “Minority interests – Accumulated other comprehensive income (loss)” (see Note 30 to the Consolidated Financial Statements). In 2022 the impact on equity derived from the retrospective application of IAS 29 “Financial Reporting in Hyperinflationary Economies” since January 1, 2022 in Turkey led to an increase in equity of €130 million, mainly as a result of the revaluation of tangible assets and inflation-linked bonds.
See Note 2.2.18 to our Consolidated Financial Statements for information on the application of IAS 29 “Financial Reporting in Hyperinflationary Economies” and IAS 21 “Effects of Changes in Foreign Exchange Rates” to hyperinflationary economies.
Changes in Intra-Group Adjustments
Following the publication of our consolidated financial statements as of and for the years ended December 31, 2022, 2021 and 2020, certain immaterial balance sheet intra-group adjustments between the Corporate Center and the operating segments were reallocated to the corresponding operating segments. In order to make the segment information as of and for the year December 31, 2022 comparable with the segment information as of and for the year ended December 31, 2023, segment information as of and for the year December 31, 2022 has been revised in conformity with these intra-group adjustments. The impact of these intra-group adjustments was not material and segment information as of and for the year ended December 31, 2021 has not been revised to reflect them.
In addition, during the first half of 2022, we changed the allocation criteria for certain expenses related to global technology projects between the Corporate Center and the business areas. Further, a team from the Global Markets unit was transferred from Spain to New York, with the corresponding transfer of the costs associated with this reallocation from the Spain business area to other business areas. The impact of these intra-group adjustments was not material and segment information as of and for the year ended December 31, 2021 has not been revised to reflect the new allocation criteria.
Further, with the entry into force of IFRS 17, the balance sheet as of December 31, 2022 and the income statement for the year ended December 31, 2022 of the operating segments of the BBVA Group were restated (see “—Changes in Accounting Policies—IFRS 17 – Insurance contracts” herein).
See Note 6 to our Consolidated Financial Statements for information on our operating segments.
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
On March 31, 2022, CMB approved the relevant information memorandum and on the same day BBVA announced the start of the VTB acceptance period on April 4, 2022. On May 18, 2022, BBVA announced the finalization of the offer acceptance period, with the acquisition of 36.12% of Garanti BBVA’s share capital. The total amount paid by BBVA was approximately 22,758 million Turkish lira (equivalent to approximately €1,390 million3 including the expenses associated with the transaction and net of the collection of the dividends corresponding to the stake acquired). The transaction resulted in a capital gain of approximately €924 million (including the impacts after the application of IAS 29 “Financial Reporting in Hyperinflationary Economies”, see Note 2.2.18 to our Consolidated Financial Statements). An amount of €3,609 million was recorded under the heading “Other reserves” and there was a reclassification to “Accumulated other comprehensive income (loss)” corresponding to the 36.12% acquired from “Minority interests” to “Accumulated other comprehensive income (loss)” of the parent company amounting to a loss of €2,685 million. The total derecognition associated with the transaction of the heading “Minority interests” considering “Other items” and “Accumulated other comprehensive income (loss)” amounted to a loss of €2,541 million. The percentage of total share capital of Garanti BBVA owned by BBVA (after the completion of the VTB on May 18, 2022) was 85.97%.
2 All references to “shares” or “share” shall be deemed made to lots of 100 shares, which is the trading unit in which Garanti BBVA shares are listed at Borsa Istanbul.
3 Using the effective exchange rate of 16.14 Turkish lira per euro.

Agreement on the Collective Layoff Procedure
On June 8, 2021, BBVA reached an agreement with union representatives on the collective layoff procedure proposed for Banco Bilbao Vizcaya Argentaria, S.A. in Spain on April 13, 2021, which would affect a maximum of 2,935 employees. The agreement also included the closing of 480 offices (all closed as of June 30, 2022). Ultimately, by the time the procedure was over, 2,899 employees had accepted the agreement and effectively departed BBVA. The cost of the process amounted to a €994 million expense before taxes for the year ended December 31, 2021 (€754 million corresponding to the collective layoff and €240 million to the closing of offices, respectively) which was recognized under the headings “Provisions or reversal of provisions”, “Impairment or reversal of impairment on non-financial assets”, “Gains (losses) on derecognition of non-financial assets and subsidiaries, net” and “Gains (losses) from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations” of the BBVA Group and under the heading “Profit / (loss) from discontinued operations, net and Other” of the Corporate Center. See Note 24 to our Consolidated Financial Statements.
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
The results obtained by BBVA USA Bancshares, Inc. were consolidated in the Group’s results during the first five months of 2021, until completion of the USA Sale on June 1, 2021. The accounting for both the results generated by BBVA USA Bancshares, Inc. in the first five months of 2021 and the gain on sale at closing of the transaction resulted in a cumulative profit net of taxes of €280 million in the year ended December 31, 2021, which was recorded under the heading “Profit / (loss) from discontinued operations, net”, and in a positive impact on the BBVA Group’s Common Equity Tier 1 (fully loaded) ratio of approximately 294 basis points as of December 31, 2021. See Note 3 to our Consolidated Financial Statements.
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
[Reserved]
B. Capitalization and Indebtedness
Not Applicable.
C. Reasons for the Offer and Use of Proceeds
Not Applicable.

D. Risk Factors
MACROECONOMIC AND GEOPOLITICAL RISKS
A deterioration in economic or political conditions in the countries where the Group operates could have a material adverse effect on the Group’s business, financial condition and results of operations
The Group is sensitive to the deterioration of economic conditions or the alteration of the institutional environment of the countries in which it operates, and especially Spain, Mexico and Turkey, which respectively represented 59.0%, 22.4% and 8.8% of the Group’s assets as of December 31, 2023 (60.0%, 20.0% and 9.3% as of December 31, 2022, respectively, and 62.4% 17.8% and 8.5%, as of December 31, 2021, respectively). Additionally, the Group is exposed to sovereign debt, especially sovereign debt related to these countries. For summarized information on the macroeconomic conditions that these countries are currently facing, and which could significantly affect the Group, see “Item 5. Operating and Financial Review and Prospects—Operating Results—Operating Environment”.
The global economy is currently facing a number of extraordinary challenges. The war in Ukraine, the largest military attack on a European state since World War II, has led to significant disruption, instability and volatility in global markets, as well as higher inflation (including by contributing to increases in the prices of oil, gas and other commodities and disrupting supply chains) and lower economic growth. The European Union, the United States and other governments have imposed significant sanctions and export controls against Russia and Russian interests and additional sanctions and controls may be imposed in the future.
Despite the moderation of oil and gas prices and financial volatility over the last year, increasing geopolitical tensions may lead to new price increases and financial instability, particularly following the armed conflict in the Middle East and the recent disruptions to maritime trade routes in the Red Sea.
In addition, there is a risk of a sharp growth slowdown in China, which could lead to lower GDP expansion in many regions. Although it may be possible to offset part of the growth slowdown through the adoption of certain fiscal, monetary and regulatory measures by authorities, there are risks related to tensions in the real estate markets, among others.
Geopolitical and economic risks also arise as a result of trade tensions between the United States and China, Brexit and the rise of populism, among others. Growing trade tensions may lead, among others, to a deglobalization of the world economy, an increase in protectionism or barriers to immigration, a general reduction of international trade in goods and services and a reduction in the integration of financial markets, any of which could materially and adversely affect the Group’s business, financial condition and results of operations.
Moreover, the world economy could be adversely affected by the recent significant changes in monetary policy in a context of relatively high and widespread inflationary pressures. To address such pressures, central banks resorted to aggressive interest rate hikes in recent years, which could cause a significant growth slowdown - and, even, a sharp economic recession - as well as new episodes of financial stress. While interest rates have started to decline in certain regions, and the United States and the Eurozone may follow suit in mid-2024, monetary policies are expected to remain tight in the near term. In addition, declines in interest rates could refuel inflation.
The Group’s results of operations have been affected by the recent increases in interest rates, contributing both to a rise in net interest income and a rise in funding costs. The continued prevalence of relatively high interest rates could adversely affect the Group by reducing the demand for credit, limiting its ability to generate credit for its clients and/or increasing the default rate of its counterparties (including borrowers). Moreover, the Group’s results of operations have been affected by the high inflation in all countries in which BBVA operates, especially Turkey and Argentina.
Further, the Group bears, among others, the following general risks with respect to the economic and political conditions of the countries in which it operates: a deterioration in economic activity, including persistent inflationary pressures, which could trigger a more severe tightening of monetary conditions and recession or stagflation scenarios; changes in exchange rates; the deterioration of the real estate market, to which the Group remains significantly exposed in Spain and, to a lesser extent, in Mexico and Turkey; depressed disposable income levels, including as a result of increases in oil and gas prices in regions that are net energy importers, such as Spain or Turkey; changes in the institutional environment of the countries in which the Group operates and changes in regulatory or government policies, including in terms of exchange controls and restrictions on the distribution of dividends or the imposition of new taxes or charges; excessive public debt or external deficit, which could lead to a downward revision of the credit ratings of the sovereign debt or a default or restructuring of said debt; and episodes of market volatility, any of which could expose the Group to significant losses.
Any of these factors may have a material adverse effect on the Group’s business, financial condition and results of operations.

Political, economic and social conditions in Spain may have an adverse effect on our business, financial condition and results of operations
The Group has historically carried out its lending activity mainly in Spain, which continues to be its primary business area. As of December 31, 2023, total risk in financial assets in Spain (calculated as set forth in Appendix IX (Additional information on risk concentration) of the Consolidated Financial Statements) amounted to €231,214 million, equivalent to 34.2% of the Group’s total risk in financial assets. The Group’s gross exposure of loans and advances to customers in Spain totaled €214,522 million as of December 31, 2023, representing 55.2% of the Group’s total amount of loans and advances to customers. Economic recovery from the unprecedented downturn in economic activity brought by the COVID-19 pandemic has deteriorated following the outbreak of the conflict in the Middle East and continuation of the war in Ukraine. Measures adopted to support the economy as a result of the COVID-19 pandemic and, more recently, rising inflation, have given rise to concerns about the sustainability of Spain’s very high public debt in the medium and long term. Moreover, structural unemployment remains high. Further, political, regulatory and economic uncertainties have increased since the July 2023 general elections and there is risk that policies could be adopted that have an adverse impact on the economy or our business.
Given the significance of the Group’s exposure to Spain, any adverse change affecting political, economic and social conditions in Spain could have a material adverse effect on the Group’s business, financial condition and results of operations.
Political, economic and social conditions in Turkey may have an adverse effect on our business, financial condition and results of operations
Turkey has, from time to time, experienced volatile political, economic and social conditions. While there have been increasing signs of normalization in economic policy in general, and monetary policy in particular, since the general elections held in May 2023, economic conditions remain relatively unstable, characterized by a depreciation of the Turkish lira, high inflation, a significant trade deficit, low central bank’s foreign reserves and high external financing costs. The earthquakes of February 2023 deepened Turkey’s economic struggles. In addition to the vast human losses, the earthquakes and government’s response thereto added to mounting inflation and budget risks. Additionally, certain ongoing geopolitical tensions, such as the war in Ukraine and the armed conflict in the Middle East, as well as continuing regional conflicts (such as in Syria and in Armenia/Azerbaijan), may pose further strain on the country’s economy. Continuing unfavorable economic conditions in Turkey may result in a potential deterioration in the purchasing power and creditworthiness of our clients (both individual and corporate). In addition, the regulatory and macroprudential policies affecting the banking sector, including measures adopted to increase the weight of Turkish lira-denominated assets and liabilities of the banking system (see “Item 4. Information on the Company―Business Overview—Supervision and Regulation—Principal Markets—Turkey”) and the relatively low official interest rates (with Turkey’s real interest rate still being negative given the high inflation) have affected and may continue to affect the Group’s business, financial condition and results of operations.
Challenges faced by the Turkish economy and policies affecting the Turkish banking sector may have a material adverse effect on the Group’s business, financial condition and results of operations.
BUSINESS RISKS
The Group’s businesses are subject to inherent risks concerning counterparties’ credit quality and the value of collateral
The total maximum credit risk exposure of the Group (calculated as set forth in Note 7.2.2 to the Consolidated Financial Statements) as of December 31, 2023 was €904,889 million (€815,533 million and €753,730 million as of December 31, 2022 and 2021, respectively). The Group has exposures to many different products and counterparties, and the credit quality of its exposures can have a significant effect on the Group’s earnings. Adverse changes in the credit quality of the Group’s counterparties (including borrowers), or any adverse changes in the value of collateral they may have provided, may reduce the value of the Group’s assets, and materially increase the Group’s write-downs and loss allowances. Credit risk can be affected by a range of factors, including an adverse economic environment, a decrease in consumption or corporate or government spending, changes in the rating of individual contractual counterparties, their debt levels and the environment in which they operate, increased unemployment, higher commodity prices (especially of energy commodities), reduced asset values, increased retail or corporate insolvency levels, changes in interest rates (as well as the timing, magnitude and pace of these changes), litigation and legal and regulatory developments.
In recent years, the Group’s non-performing loan ratio (“NPL”) (3.4%, 3.4% and 4.1% as of December 31, 2023, 2022 and 2021, respectively) has remained relatively stable. Recent (and further, if any) interest rate increases will likely lead to a deterioration of the Group’s NPL ratio and an increase in the Group’s risk-weighted assets (“RWA”). See “—The Group’s business is particularly vulnerable to interest rates and is exposed to risks associated with the continuity of certain reference rates and the transition to alternative reference rates”.

Furthermore, a deterioration of economic conditions typically results in a decrease in the price of real estate assets. The Group remains significantly exposed to the real estate market, mainly in Spain and, to a lesser extent, Mexico and Turkey, due to the fact that many of its loans are secured by real estate assets and due to the significant volume of real estate assets that it maintains on its balance sheet. A fall in the price of real estate assets in a particular region would reduce the value of any real estate securing loans granted by the Group in such region and, therefore, in the event of default, the amount of the expected losses related to such loans would increase. Further, a fall in real estate prices could have a material adverse effect on the default rates of the Group’s residential mortgage and real estate developer credit portfolios. The balance of the Group’s residential mortgage portfolio was €93,358 million at a global level as of December 31, 2023 (€92,064 million and €91,324 million as of December 31, 2022 and 2021, respectively), 71.8% of which related to Spain as of December 31, 2023. Further, the Group’s corporate credit portfolios include real estate developers and constructors. As of December 31, 2023, the Group’s exposure to the construction and real estate sectors (excluding the mortgage portfolio) in Spain was equivalent to €9,476 million, of which €2,105 million corresponded to loans for construction and development activities in Spain (representing 1.2% of the Group’s loans and advances to customers in Spain (excluding the public sector) and 0.3% of the Group’s consolidated assets as of December 31, 2023). The total real estate exposure (excluding the mortgage portfolio), including developer credit and foreclosed assets had a coverage ratio of 28% in Spain as of December 31, 2023.
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
The Group’s business is particularly vulnerable to interest rates and is exposed to risks associated with the continuity of certain reference rates and the transition to alternative reference rates
The Group’s results of operations are substantially dependent upon the level of its net interest income, which is the difference between interest income from interest-earning assets and interest expense on interest-bearing liabilities. Changes in market interest rates often affect the Group’s interest-earning assets differently from the Group’s interest-bearing liabilities. This, in turn, may lead to a reduction in the Group’s net interest margin, which could have a material adverse effect on its results. Moreover, changes in interest rates may affect the Group’s credit risk exposure (see “—The Group’s businesses are subject to inherent risks concerning counterparties’ credit quality and the value of collateral, particularly in Spain, that strengthens its lending portfolio”).
Interest rates are highly sensitive to many factors beyond the Group’s control, including fiscal and monetary policies of governments and central banks, regulation of the financial sector, domestic and international economic and political conditions and other factors. The Group’s results of operations have been positively affected by the increases in interest rates adopted by central banks in recent years in an attempt to tame inflation, contributing both to a rise in net interest income and that exceeded a rise in funding costs. However, continued prevalence of high interest rates could adversely affect the Group by reducing the demand for credit, limiting its ability to generate credit for its clients and/or increasing the default rate of its counterparties (including borrowers). In particular, the repayment capacity of loans tied to variable interest rates is more sensitive to changes in interest rates. As of December 31, 2023, 2022 and 2021, 47.7%, 49.2% and 50.2%, respectively, of the Group’s gross exposure of loans and advances to customers with maturity greater than one year had floating-interest rates. While interest rates have started to decline in certain regions, and the United States and the Eurozone may follow suit in 2024, monetary policies are expected to remain tight in the near term. Changes in interest rate policies may be implemented at a different pace across regions and it is possible that such policies could be accelerated or reversed based on various factors, such as inflation, economic growth or financial stability concerns among other considerations.
As a result of the foregoing, the evolution of interest rates could have a material adverse effect on the Group’s business, financial condition and results of operations.

The Group faces increasing competition and is exposed to a changing business model
The markets in which the Group operates are highly competitive and it is expected that this trend will continue in the coming years with the increasing entry of non-bank competitors (some of which have large client portfolios and strong brand recognition) and the emergence of new business models. In recent years, the financial services sector has undergone a significant transformation driven by the development of mobile technologies, data-driven innovation, and the entry of new players into activities previously controlled by financial institutions. Although the Group is making efforts to adapt to these changes through its digital transformation, its competitive position is also affected by some regulatory asymmetries that benefit non-bank operators. For example, banking groups are subject to prudential regulations that have implications for most of their businesses, including those in which they compete with non-bank operators (such as FinTechs or BigTechs) that are subject only to regulations specific to the activity they develop or that benefit from loopholes in the regulatory environment. For instance, when banking groups such as the Group carry out financial activities through the use of new technologies, they are generally subject to additional internal governance rules that place such groups at a competitive disadvantage.
Moreover, the widespread adoption of new technologies, including crypto currencies and alternative payment systems that do not use the banking system, could erode the Group’s business or require the Group to make substantial investments to modify or adapt existing products and services, including its mobile and internet banking capabilities. Likewise, the increasing use of these new technologies and mobile banking platforms could have an adverse impact on the Group’s investments in facilities, equipment and employees of the branch network. A faster pace of transformation towards mobile and online banking models could require changes in the Group’s commercial banking strategy, including the closure or sale of certain branches and the restructuring of others, and a significant reduction in employees. These changes could result in sizable expenses as the Group reconfigures and transforms its commercial network. In addition, the trend towards the consolidation in the banking industry has created larger banks with which the Group must compete. Any failure by the Group to adapt to its competitive environment or failure to implement any necessary changes to its business model efficiently or on a timely basis could have a material adverse impact on the Group’s competitive position or otherwise have a material adverse effect on the Group’s business, financial condition and results of operations.
The future success of the Group depends, in part, on its ability to use technology to provide suitable products and services for customers. While the Group has focused on developing its technological capabilities in recent years and is committed to digitization, its ability to compete successfully is likely to be adversely affected by, on the one hand, the existing uneven playing field between banks and non-bank players, and on the other hand, the increasing relevance of access to digital data and interactions for customer relationship management, which places digital platforms at an advantage. Digital platforms (such as those maintained by large technology or social media companies, and FinTechs) increasingly dominate access to data and control over digital interactions, and are already eroding the Group’s results in highly relevant markets such as payments. These platforms can leverage their advantage in access to data to compete with the Group in other markets and could reduce the Group’s operations and margins in its core businesses such as lending or wealth management. Some of the Group’s competitors have created alliances with BigTechs that may affect the Group’s ability to compete successfully and could adversely affect the Group. In the event that the Group is not successful in addressing increasing competition, its business, financial condition and results of operations could be materially and adversely affected.
The Group faces risks derived from its international geographic diversification and its significant presence in emerging countries, which exposes it to heightened political risks
The Group is made up of commercial banks, insurance companies and other financial services companies in various countries and its performance as a global business depends on its ability to manage its different businesses under various economic, social and political conditions, as well as different legal and regulatory requirements (including, among others, different supervisory regimes and different tax and legal regimes related to the repatriation of funds or the nationalization or expropriation of assets). In addition, the Group’s international operations may expose it to risks and challenges to which its local competitors may not be exposed, such as currency risk, the difficulty of managing or supervising a local entity from abroad, political risks (which could affect only foreign investors) or limitations on the distribution or repatriation of dividends, thus worsening its position compared to that of local competitors.

There can be no guarantee that the Group will be successful in developing and implementing policies and strategies in all of the countries in which it operates, some of which have experienced significant economic, political and social volatility in recent decades. In particular, the Group has a significant presence in several emerging countries, particularly in Mexico, where there is uncertainty relating to the June 2024 elections and policies that will be adopted by the new government, and Turkey (see “—Political, economic and social conditions in Turkey may have an adverse effect on our business, financial condition and results of operations”), and is therefore vulnerable to any deterioration in economic, social or political conditions in these countries. Further, the Group has significant operations in South America. In Argentina, the risk of economic and financial turbulence persists in a context of regulatory, economic and political uncertainty following the adjustments announced by the new government to correct the spiraling inflation and declines in the Argentine peso exchange rate. The significant exchange rate devaluation implemented in December 2023 and the recently-announced strong fiscal adjustment have further reinforced short-term inflationary pressures. In Colombia and Peru, climatic factors and greater social conflict could eventually have a negative impact on the economy.
Emerging markets are generally affected by the conditions of other commercially or financially related markets and by the evolution of global financial markets in general (they may be affected, for example, by the evolution of GDP and interest rates in the United States and the exchange rate of the U.S. dollar), as well as, by fluctuations in the prices of commodities. The risks associated with investing in emerging economies, in general, or in emerging markets where the Group operates, in particular, could trigger capital outflows from those economies and adversely affect such economies and therefore the Group. Moreover, emerging countries are more prone to experience significant volatility in inflation and foreign exchange rates, which may have a material impact on the Group’s results of operations, assets (including RWAs) and liabilities. In Turkey, for example, inflation was 64.8% for the year ended December 2023 (according to the Turkish Statistical Institute, TUIK) and the Turkish lira depreciated 38.9% against the euro as of December 31, 2023 compared to December 31, 2022.
The Group’s operations in emerging countries are also exposed to heightened political risks, such as changes in governmental policies, expropriation, nationalization, interest rate limits, exchange controls, capital controls, government restrictions on dividends or bank fees and adverse tax policies. For example, the repatriation of dividends from BBVA’s Venezuelan, Argentinian and Turkish subsidiaries is subject to certain restrictions and there is no assurance that further restrictions will not be imposed. Since BBVA’s ability to pay dividends depends, in part, on the receipt of dividends from its subsidiaries, such restrictions may in turn affect BBVA’s ability to pay dividends.
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
Transition risks refer to changes in, among others, regulations, technologies and market preferences linked to the transition toward a less carbon-dependent economy, including the following:
•Legal and regulatory risks. Legal and regulatory changes related to how banks are required to manage climate risk or otherwise affecting banking practices or disclosure of climate-related information may result in higher compliance, operational and credit risks and costs. Further, legal and regulatory changes may result in legal uncertainty and the existence of overlapping or conflicting regulatory or other requirements. The Group or its customers or counterparties may be unable to meet any new requirements on a timely basis or at all. Further, changes in law, including new product and service specifications, may result in the sudden devaluation of certain assets. Any of these risks may affect the Group and its customers and counterparties. In addition, in the case of banks, new regulation could include requirements related to lending, investing, capital and liquidity adequacy and operational resilience. The incorporation of climate risks in the existing prudential framework is still developing and may result in increased risk weighting of high-carbon-related assets. Moreover, there are significant risks and uncertainties inherent in the development of adequate climate change-related risk assessment and modelling capabilities and the collection of customer, third party and other data, which may result in the Group’s systems or frameworks (or those of its customers and counterparties, where applicable) being inadequate, inaccurate or susceptible to incorrect customer, third party or other data, any of which could adversely affect the Group’s disclosure and financial reporting. Further, increased regulation arising from climate change could result in increased litigation and regulatory investigations and actions.

•Technological risks. Certain of the Group’s customers and counterparties may be adversely affected by the progressive transition to a low-carbon economy and/or risks and costs associated with new low-carbon technologies. If our customers and counterparties fail to adapt to the transition to a low-carbon economy, or if the costs of doing so adversely affect their creditworthiness, this could adversely affect the Group’s relevant loan portfolios.
•Market risks. The Group and certain of the Group’s customers and counterparties may be adversely affected by changes in market preferences due to, among others, increasing climate change awareness. Further, the funding costs of businesses that are perceived to be more exposed to climate change could increase. Any of this could result in the reduced creditworthiness of such customers and counterparties, adversely affecting the Group’s relevant loan portfolios. The Group and its customers and counterparties could also be adversely affected by changes in prices resulting from shifts in demand or supply brought by climate change, including prices of energy and raw materials, or by their inability to foresee or hedge any such changes.
•Reputational risks. The perception of climate change as a risk by society, shareholders, customers, governments and other stakeholders continues to increase, including in relation to the financial sector’s activities. This may result in increased scrutiny of the Group’s activities, as well as its climate change-related policies, goals and disclosure. The Group’s reputation and ability to attract or retain customers may be harmed if its efforts to reduce environmental and social risks are deemed to be insufficient or if a perception is generated among the different stakeholders that the Group's statements, actions or disclosure do not fairly reflect the underlying sustainability profile of the Group, its products, services, goals and/or policies. The Group may elect not to undertake lending or investing activities that would otherwise have been profitable in order to avoid reputational harm. Further, divergent views on ESG policies may also have a negative impact on the Group’s reputation. Increased scrutiny of the Group’s activities, as well as its climate change-related policies, goals and disclosure may result in litigation and regulatory investigations and actions. The Group has disclosed certain aspirational climate-related goals and such goals, which are being pursued over the long-term, may prove to be considerably more costly or difficult than currently expected, or even impossible, to achieve, including as a result of changes in environmental and energy regulation and policy, the pace of technological change and innovation and the actions of governments, Group’s customers and competitors.
The physical risk arising from climate change could result from increased frequency and/or severity of adverse weather events or the impact of climate change over the long term. The activities of the Group or those of its customers or counterparties could be adversely affected by the physical risks arising from climate change. For example, extreme weather events may damage or destroy the properties and other assets of the Group or those of its customers or counterparties, result in increased costs, or otherwise disrupt their respective operations (for example, if supply chains are disrupted as a result), diminishing –in the case of the Group’s customers or counterparties - their repayment capacity and, if applicable, the value of assets pledged as collateral to the Group. The Group is also exposed to potential long-term risks arising from climate change, such as increases in credit-related costs due to deteriorating macroeconomic conditions, which may be caused in part by an increase in infectious diseases or other ailments resulting from climate change. The Group could also be adversely affected by declines in asset values as a result of climate change or climate change-related risks, reduced availability of insurance and significant interruptions to business operations, and may be required to change its business models in response to the foregoing.
Any of these factors may have a material adverse effect on the Group’s business, financial condition and results of operations.
The outbreak and spread of a pandemic and other large-scale public health events could have a material adverse effect on the Group’s business, financial condition and results of operations
Economic conditions in the countries in which the Group operates may be adversely affected by an outbreak of a contagious disease, such as COVID-19 (coronavirus), which develops into a regional or global pandemic and other large scale public health events. The measures taken by governments, regulators and businesses to respond to any such pandemic or event may lead to slower or negative economic growth, supply disruptions, inflationary pressures and significant increases in public debt, and may also adversely affect the Group’s counterparties (including borrowers), which may lead to increased loan losses. Such measures could also impact the business and operations of third parties that provide critical services to the Group.
During the outbreak of COVID-19, the Group experienced a decline in activity, including as a result of branch closures and remote working requirements, and was affected by a number of regulatory measures, such as variations in reference interest rates, the modification of prudential requirements, the temporary suspension of dividend payments, the introduction of payment deferral and public guarantee schemes, and changes in the financial assets purchase programs implemented by the ECB.

If there were an outbreak of a new pandemic or another large-scale public health event occurs in the future, the Group may experience an adverse impact, which may be material, on its business, financial condition and results of operations, including as a result of the exacerbation of any of the other risks described in this section.
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
FINANCIAL RISKS
The Group has a continuous demand for liquidity to finance its activities and the withdrawal of deposits or other sources of liquidity could significantly affect it
Traditionally, one of the Group’s main sources of financing has been savings accounts and demand deposits. As of December 31, 2023, the balance of customer deposits represented 74.2% of the Group’s total financial liabilities at amortized cost. However, the volume of wholesale and retail deposits can fluctuate significantly, including as a result of factors beyond the Group’s control, such as general economic conditions, changes in economic policy or administrative decisions that diminish their attractiveness as savings instruments (for example, as a consequence of changes in taxation, coverage by guarantee funds for deposits or expropriations) or competition from other savings or investment instruments (including deposits from other banks). Since 2022, competition for deposits has increased in various of the regions where the Group operates as interest rates have increased. The vast majority of the Group’s deposits are demand deposits, which may be freely withdrawn by depositors at any time.
Changes in interest rates and credit spreads may significantly affect the cost of the Group’s short and long-term wholesale financing. Changes in credit spreads are driven by market factors and are also influenced by the market’s perception of the Group’s solvency. As of December 31, 2023, debt securities issued by the Group represented 12.3% of the total financial liabilities at amortized cost of the Group.
In addition, the Group has made significant use of public sources of liquidity, such as the ECB’s extraordinary measures taken in response to the financial crisis since 2008 or those taken in connection with the crisis caused by the COVID-19 pandemic. The repayment of the TLTRO III program was initiated in December 2022 (for an approximate amount of €35,000 million since then) and the outstanding balance of amounts drawn under the TLTRO III facilities totaled €3,660 million as of December 31, 2023. The conditions of this or other ECB programs could be revised or they could be cancelled at any time.

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
The Group depends on its credit ratings and sovereign credit ratings, especially Spain’s and Mexico’s credit ratings
Rating agencies periodically review the Group’s debt credit ratings. Any reduction, effective or anticipated, in any such ratings of the Group, whether below investment grade or otherwise, could limit or impair the Group’s access to capital markets and other possible sources of liquidity and increase the Group’s financing cost, and entail the breach or early termination of certain contracts or give rise to additional obligations under those contracts, such as the need to grant additional guarantees. Furthermore, if the Group were required to cancel its derivative contracts with some of its counterparties and were unable to replace them, its market risk would worsen. Likewise, a reduction in the credit rating could affect the Group’s ability to sell or market some of its products or to participate in certain transactions, and could lead to the loss of customer deposits and make third parties less willing to carry out commercial transactions with the Group (especially those that require a minimum credit rating), having a material adverse effect on the Group’s business, financial condition and results of operations.
Furthermore, the Group’s credit ratings could be affected by variations in sovereign credit ratings, particularly the rating of Spanish and Mexican sovereign debt. The Group holds a significant portfolio of debt issued by Spain, Spanish autonomous communities, Mexico and other Spanish and Mexican issuers. As of December 31, 2023, the Group’s exposure (European Banking Authority (“EBA”) criteria) to Spanish and Mexican sovereign debt was €46,978 million and €38,583 million, respectively, representing 6.1% and 5.0%, respectively, of the consolidated total assets of the Group as of such date. Any decrease in the credit rating of Spain or Mexico could adversely affect the valuation of the respective debt portfolios held by the Group and lead to a reduction in the Group’s credit ratings. Additionally, counterparties to many of the credit agreements signed with the Group could also be affected by a decrease in the credit rating of these countries, which could limit their ability to attract additional resources or otherwise affect their ability to pay their outstanding obligations to the Group. It is possible that current or future economic and geopolitical conditions or other factors could lead to ratings actions and changes to BBVA’s credit ratings, any of which could have a material adverse effect on the Group’s business, financial condition and results of operations.
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
Several ongoing factors could depress the valuation of the Group’s assets or otherwise lead to the impairment of such assets (including goodwill and deferred tax assets). This includes a deteriorating macroeconomic environment, the armed conflict in the Middle East and the recent disruptions to maritime trade routes in the Red Sea, the war in Ukraine, the surge of populist trends in several countries, increased trade and geopolitical tensions and the consequences of Brexit, any of which could increase global financial volatility and lead to the reallocation of assets. In addition, there is risk of a sharp growth slowdown in China, which could lead to lower GDP expansion in many regions. Any asset impairments resulting from these or other factors could have a material adverse effect on the Group’s business, financial condition and results of operations.

The Group has a substantial amount of commitments with personnel considered wholly unfunded due to the absence of qualifying plan assets
The Group faces liquidity risk in connection with its ability to make payments on its unfunded commitments with personnel (which are recognized under the heading “Provisions—Provisions for pensions and similar obligations” in the Group’s consolidated balance sheet), which it seeks to mitigate, with respect to post-employment benefits, by maintaining insurance contracts which were contracted with insurance companies owned by the Group. The insurance companies have recorded in their balance sheets specific assets (fixed interest deposit and bonds) assigned to the funding of these commitments. The Group’s ALCO and the insurance companies also manage derivatives (primarily swaps) to mitigate the interest rate risk in connection with the payments of these commitments. The Group seeks to mitigate liquidity risk with respect to early retirements and post-employment welfare benefits through oversight by the Assets and Liabilities Committee (“ALCO”) of the Group. The Group’s ALCO manages a specific asset portfolio to mitigate the liquidity risk resulting from the payments of these commitments. These assets are government and covered bonds which are issued at fixed interest rates with maturities matching the aforementioned commitments. Should BBVA fail to adequately manage liquidity risk and interest rate risk either as described above or otherwise, it could have a material adverse effect on the Group’s business, financial condition and results of operations.
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
The various Group entities are also frequently party to individual or collective judicial proceedings (including class actions) resulting from their activity and operations, as well as arbitration proceedings. For example, in April 2017, the Mexican Federal Economic Competition Commission (Comisión Federal de Competencia Económica) launched an antitrust investigation relating to alleged monopolistic practices of certain financial institutions, including BBVA’s subsidiary BBVA Mexico, in connection with transactions in Mexican government bonds. This investigation concluded with the Commission imposing fines to all financial institutions involved, with BBVA Mexico being imposed with a fine insignificant in amount, which BBVA Mexico has challenged. In March 2018, BBVA Mexico and certain other affiliates of the Group were named as defendants in a putative class action lawsuit filed in the United States District Court for the Southern District of New York, alleging that the defendant banks and their named subsidiaries engaged in collusion with respect to the purchase and sale of Mexican government bonds. In December 2019, following a decision from the judge assigned to hear the proceedings, plaintiffs withdrew their claims against BBVA Mexico’s affiliates. In November 2020, the judge granted the remaining defendants’ motion to dismiss for lack of personal jurisdiction. Plaintiffs filed a motion for reconsideration of that decision in May 2021, which the judge denied in March 2022. Final judgment dismissing plaintiffs’ claims was entered in August 2022. In September 2022 plaintiffs appealed the district court’s decisions to the United States Court of Appeals for the Second Circuit. On February 9, 2024, the United States Court of Appeals for the Second Circuit vacated the district court’s decisions and the case was remanded for further proceedings.
More generally, in recent years, regulators have increased their supervisory focus on consumer protection and corporate behavior, which has resulted in an increased number of regulatory actions.
In Spain and in other jurisdictions where the Group operates, legal and regulatory actions and proceedings against financial institutions, prompted in part by certain national and supranational rulings in favor of consumers (with regards to matters such as credit cards and mortgage loans), have increased significantly in recent years and this trend could continue in the future. Legal and regulatory actions and proceedings faced by other financial institutions in relation to these and other matters, especially if such actions or proceedings result in favorable resolutions for the consumer, could also adversely affect the Group. See “Item 4. Information on the Company—Business Overview—Supervision and Regulation—Principal Markets” for information on certain additional legal and regulatory actions and initiatives.
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
As of December 31, 2023, the Group had €696 million in provisions for the proceedings it is facing (which are included in the line item “Provisions for taxes and other legal contingencies” in the consolidated balance sheet) of which €539 million corresponded to legal contingencies and €158 million corresponded to tax-related contingencies. However, the uncertainty arising from these proceedings (including those for which no provisions have been made, either because it is not possible to estimate them or it is not required on the basis of the information available) makes it impossible to guarantee that the possible losses arising from such proceedings will not exceed, where applicable, the amounts that the Group currently has provisioned and, therefore, could affect the Group’s consolidated results.
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
The Spanish judicial authorities are carrying out a criminal investigation relating to possible bribery, revelation of secrets and corruption by BBVA
Spanish judicial authorities are investigating the activities of Centro Exclusivo de Negocios y Transacciones, S.L. (“Cenyt”). Such investigation includes the provision of services by Cenyt to BBVA. On July 29, 2019, BBVA was named as an investigated party (investigado) in a criminal judicial investigation (Preliminary Proceeding No. 96/2017 – Piece No. 9, Central Investigating Court No. 6 of the National High Court) for alleged facts which could constitute bribery, revelation of secrets and corruption. Certain current and former officers and employees of the Group, as well as former directors, have also been named as investigated parties in connection with this investigation. Since the beginning of the investigation, BBVA has been proactively collaborating with the Spanish judicial authorities, including sharing with the courts information obtained in the internal investigation hired by the entity in 2019 to contribute to the clarification of the facts. As at the date of this Annual Report, no formal accusation against BBVA has been made.
By order of the Criminal Chamber of the National High Court, the pre-trial phase ended on January 29, 2024. It is not possible at this time to predict the possible outcomes or implications for the Group of this matter, including any fines, damages or harm to the Group’s reputation caused thereby.
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

The Group is subject to a comprehensive regulatory and supervisory framework, including resolution regulations, which could have a material adverse effect on its business, financial condition and results of operations
The Group is subject to a comprehensive regulatory and supervisory framework, the complexity and scope of which has increased significantly following the 2008 financial crisis and the crisis caused by the COVID-19 pandemic. In particular, the banking sector is subject to continuous scrutiny at the political level and by the supervisory bodies, and it is foreseeable that in the future there will continue to be political intervention in regulatory and supervisory processes, as well as in the governance of the main financial entities. For these reasons, the laws, regulations and policies to which the Group is subject, as well as their interpretation and application, may change at any time. In addition, supervisors and regulators have significant discretion in carrying out their duties, which gives rise to uncertainty regarding the interpretation and implementation of the regulatory framework. Moreover, regulatory fragmentation and the implementation by some countries of more flexible or stricter rules or regulations could also negatively affect the Group’s ability to compete with financial institutions that may or may not have to comply with any such rules or regulations, as applicable.
Regulatory changes over the last decade, as well as those currently being proposed (including changes in the interpretation or application of existing regulations), have increased and may continue to substantially increase the Group’s operating expenses and adversely affect its business model. For example, the imposition of prudential capital standards has limited and is expected to continue to limit the ability of subsidiaries to distribute capital to the Group, while liquidity standards may lead the Group to hold a higher proportion of financial instruments with higher liquidity and lower performance, which can adversely affect its net interest margin. The Group’s regulatory and supervisory authorities may also require the Group to increase its loan loss allowances and record asset impairments, which could have an adverse effect on its financial condition. Any legislative or regulatory measure, any necessary change in the Group’s business operations as a consequence of such measures, as well as any failure to comply with them, could result in a significant loss of income, represent a limitation on the ability of the Group to take advantage of business opportunities and offer certain products and services, affect the value of the Group’s assets, force the Group to increase prices (which could reduce the demand for its products), impose additional compliance costs or result in other possible adverse effects for the Group.
One of the most significant regulatory changes resulting from the 2008 financial crisis, was the introduction of resolution regulations (see “Item 4. Information on the Company—Business Overview—Supervision and Regulation—Capital Requirements, MREL and Resolution”). In the event that the Relevant Spanish Resolution Authority (as defined herein) considers that the Group is in a situation where conditions for early intervention or resolution are met, it may adopt the measures provided for in the applicable resolution regulations, including without prior notice. Such measures could include, among others, the write down and/or conversion into equity (or other securities or obligations) of the Group’s unsecured debt. Likewise, the Relevant Spanish Resolution Authority may apply Non-Viability Loss Absorption (as defined herein) in the event that it determines that the entity meets the conditions for its resolution or that it will no longer be viable unless capital instruments are written down or converted into equity or extraordinary public support is provided. Any such determination or the mere possibility that such determination could be made, could materially and adversely affect the Group’s business, financial condition and results of operations, as well as the market price and behavior of certain securities issued by the Group (or their terms, if amended following any exercise of the Spanish Bail-in Power (as defined herein)).
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
While the Group believes it meets its current requirements (as applicable to the Bank and the Group as a whole, respectively), the capital requirements, the minimum requirement for own funds and eligible liabilities (“MREL”) and the calculation of the own funds and the eligible liabilities available for MREL purposes are subject to interpretation and change and, therefore, no assurance can be given that the Group’s interpretation is the appropriate one or that the Bank and/or the Group will not be subject to more stringent requirements at any future time. Likewise, no assurance can be given that the Bank and/or the Group will be able to fulfil whatever future requirements may be imposed, even if such requirements were to be equal or lower than those currently in force, or that the Bank and/or the Group will be able to comply with any capital target that may have been announced to the market. Any such failure could be adversely perceived by investors and/or supervisors. Further, the Bank and/or the Group may report amounts different from consensus estimates, which may also affect market perceptions of the Bank and the Group.

If the Bank or the Group failed to comply with its “combined buffer requirement”, the Bank would have to calculate the Maximum Distributable Amount (“MDA”) and, until such calculation has been undertaken and reported to the Bank of Spain, the Bank would not be able to make any (i) distributions relating to CET1 capital; (ii) payments related to variable remuneration or discretionary pension benefits; and (iii) distributions linked to additional tier 1 (AT1) instruments (collectively, “discretionary payments”). Once the MDA has been calculated and reported, such discretionary payments would be limited to the calculated MDA. Likewise, should the Bank or the Group not meet the applicable combined buffer requirement, it could result in the imposition of additional requirements of “Pillar 2”. Regarding MREL, failure by BBVA to meet its respective “combined buffer requirement” for these purposes, taken together with its MREL requirements could result in the imposition of restrictions or prohibitions on discretionary payments (the MREL-MDA). Additionally, failure to comply with the capital requirements may result in the implementation of early intervention measures or, ultimately, resolution measures by the resolution authorities. For additional information on such requirements, see “Item 4. Information on the Company—Business Overview—Supervision and Regulation—Capital Requirements, MREL and Resolution”.
Regulation (EU) 2019/876 of the European Parliament and of the Council, of May 20, 2019 (as amended, replaced or supplemented at any time, “CRR II”) establishes a binding requirement for the leverage ratio effective from June 28, 2021 of 3% of Tier 1 capital (as of December 31, 2023 the phased-in and the fully loaded leverage ratios of the Group were 6.54%). Any failure to comply with this leverage ratio buffer may also result in the need to calculate and report the MDA, and restrictions on discretionary payments. Moreover, CRR II proposes new requirements that capital instruments must meet in order to be considered AT1 or Tier 2 instruments. Once the grandfathering period in CRR II has elapsed, AT1 and/or Tier 2 instruments which do not comply with the new requirements at such date will no longer be considered as capital instruments. This could give rise to shortfalls in the Bank’s or the Group’s regulatory capital and, ultimately, could result in failure to comply with the applicable minimum regulatory capital requirements, with the aforementioned consequences.
Additionally, the implementation of the ECB expectations regarding prudential provisions for NPLs (published on May 15, 2018) and the ECB’s review of internal models being used by banks subject to its supervision for the calculation of their RWAs (“TRIM”), as well as complementary regulatory initiatives like the EBA’s roadmap to repair internal models used to calculate own funds requirements for credit risk under the Internal Ratings Based (IRB) approach, could result in the need to increase provisions for future NPLs and increases in the Group’s capital needs.
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
Lastly, the Group must also comply with liquidity and funding ratios. Several elements of the liquidity coverage ratio (“LCR”) and net stable financing ratio (“NSFR”), as introduced by national banking regulators, have required implementing changes in some of the Group’s commercial practices, which have exposed the Group to additional expenses (including an increase in compliance expenses) and affected the profitability of its activities and could result in a material adverse effect on the Group’s business, financial condition and results of operations. For information on the Group’s requirements, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources”.

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
In addition, governments in different jurisdictions, including Spain, have sought to identify new funding sources, and they have recently focused on the financial sector, including in response to the demands of various political forces. The Group’s presence in various jurisdictions increases its exposure to regulatory and interpretative changes, which may include (i) increases in the tax rates to which the Group is subject, such as the introduction in Spain of a minimum effective tax rate (18% of the tax base for credit institutions) since 2022 or EU Council Directive 2022/2523 of December 14, 2022, which introduces a global minimum effective rate of corporate taxation (15%) for multinational enterprise and large-scale domestic groups in the EU and that is pending to be transposed into Spanish regulation, (ii) changes in the calculation of tax bases, and exemptions therefrom, such as the introduction of a limitation in Spain since 2021 to the exemption for dividends and capital gains from domestic and foreign subsidiaries to 95%, which means that 5% of the dividends and capital gains of Group companies will be subject in Spain to, and not exempt from, corporate tax or, (iii) the creation of new taxes, like the financial transaction tax (“FTT”) in various jurisdictions or the creation of a temporary tax on extraordinary profits applicable to credit institutions operating in Spain amounting to 4.8% of net income from interest and commissions generated in Spain, which is currently intended to apply to fiscal years 2023 and 2024.
Increases in the tax burden of the Group could materially and adversely affect the Group’s business, financial condition and results of operations.
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
Generally, these regulations require banking entities to, among other measures, use due diligence measures to manage compliance risk. Sometimes, banking entities must apply enhanced due diligence measures due to the very nature of their activities (among others, private banking, money transfer and foreign currency exchange operations), as they may present a higher risk of money laundering or terrorist financing.
Although the Group has adopted policies, procedures, systems and other measures to manage compliance risk, it is dependent on its employees and external suppliers for the implementation of these policies, procedures, systems and other measures, and it cannot guarantee that these are sufficient or that the employees (121,486 as of December 31, 2023) or other persons of the Group or its business partners, agents and/or other third parties with a business or professional relationship with the Group do not circumvent or violate regulations or the Group’s ethics and compliance regulations, acts for which such persons or the Group could be held ultimately responsible and/or that could damage the Group’s reputation. In particular, acts of misconduct by any employee, and particularly by senior management, could erode trust and confidence and damage the Group’s reputation among existing and potential clients and other stakeholders. Actual or alleged misconduct by Group entities in any number of activities or circumstances, including operations, employment-related offenses such as sexual harassment and discrimination, regulatory compliance, the use and protection of data and systems, and the satisfaction of client expectations, and actions taken by regulators or others in response to such misconduct, could lead to, among other things, sanctions, fines and reputational damage, any of which could have a material adverse effect on the Group’s business, financial condition and results of operations.

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
BBVA’s financial statements are based in part on assumptions and estimates which, if inaccurate, could cause material misstatement of the results of its operations and financial condition
The preparation of financial statements in compliance with IFRS-IASB requires the use of estimates. It also requires management to exercise judgment in applying relevant accounting policies. The key areas involving a higher degree of judgment or complexity, or areas where assumptions are significant to the consolidated and individual financial statements, include the classification, measurement and impairment of financial assets, particularly where such assets do not have a readily available market price, the assumptions used to quantify certain provisions and for the actuarial calculation of post-employment benefit liabilities and commitments, the useful life and impairment losses of tangible and intangible assets, the valuation of goodwill and purchase price allocation of business combinations, the fair value of certain unlisted financial assets and liabilities, the recoverability of deferred tax assets and the exchange and inflation rates of certain countries where the Group operates. There is a risk that if the judgment exercised or the estimates or assumptions used subsequently turn out to be incorrect then this could result in significant loss to the Group beyond that anticipated or provided for, which could have a material adverse effect on the Group’s business, financial condition and results of operations.
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
OPERATIONAL RISKS
Attacks, failures or deficiencies in the Group’s procedures, systems and security or those of third parties to which the Group is exposed could have a material adverse effect on the Group’s business, financial condition and results of operations, and could harm its reputation
The Group’s activities depend to a large extent on its ability to process and report effectively and accurately on a high volume of highly complex transactions with numerous and diverse products and services (by their nature, generally ephemeral), in different currencies and subject to different regulatory regimes. Therefore, it relies on highly sophisticated information technology (“IT”) systems for data transmission, processing and storage. However, IT systems are vulnerable to various problems, such as hardware and software malfunctions, computer viruses, hacking, and physical damage to IT centers. BBVA’s exposure to these risks has increased significantly in recent years due to the Group’s implementation of its ambitious digital strategy. Digital services, as well as other alternatives that BBVA offers users to become BBVA customers, have become even more important after the COVID-19 outbreak and the ensuing restrictions on mobility in the countries in which the Group operates. Currently, approximately 65% of new clients choose digital channels to start their relationship with BBVA. The Group suffers cybersecurity incidents and system failures from time to time, and any such incident or failure could have a material adverse effect on the Group’s business, financial condition and results of operations, and could harm its reputation.

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
Capital Expenditures
Our principal investments are financial investments in our subsidiaries and affiliates. The main capital expenditures from 2021 to the date of this Annual Report were the following:
2023
In 2023, there were no significant capital expenditures.
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
On March 31, 2022, CMB approved the relevant information memorandum and on the same day BBVA announced the start of the VTB acceptance period on April 4, 2022. On May 18, 2022, BBVA announced the finalization of the offer acceptance period, with the acquisition of 36.12% of Garanti BBVA’s share capital. The total amount paid by BBVA was approximately 22,758 million Turkish lira (equivalent to approximately €1,390 million5 including the expenses associated with the transaction and net of the collection of the dividends corresponding to the stake acquired). The transaction resulted in a capital gain of approximately €924 million (including the impacts after the application of IAS 29 “Financial Reporting in Hyperinflationary Economies”, see Note 2.2.18 to our Consolidated Financial Statements). An amount of €3,609 million was recorded under the heading “Other reserves” and there was a reclassification to “Accumulated other comprehensive income (loss)” corresponding to the 36.12% acquired from “Minority interests” to “Accumulated other comprehensive income (loss)” of the parent company amounting to a loss of €2,685 million. The total derecognition associated with the transaction of the heading “Minority interests” considering “Other items” and “Accumulated other comprehensive income (loss)” amounted to a loss of €2,541 million. The percentage of total share capital of Garanti BBVA owned by BBVA (after the completion of the VTB on May 18, 2022) was 85.97%.
2021
In 2021, there were no significant capital expenditures.
Capital Divestitures
Our principal divestitures are divestitures in our subsidiaries and affiliates. The main divestitures from 2021 to the date of this Annual Report were the following:
2023
In 2023, there were no significant capital divestitures.
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
Sale of the BBVA Group’s stake in Paraguay
On January 22, 2021 and after obtaining the relevant regulatory authorizations from the competent authorities, BBVA completed the sale of 100% of the share capital in its subsidiary Banco Bilbao Vizcaya Argentaria Paraguay, S.A. (“BBVA Paraguay”) to Banco GNB Paraguay S.A., an affiliate of Grupo Financiero Gilinski. The total amount received by BBVA amounted to approximately $250 million (approximately €210 million) in cash. The transaction resulted in a loss of approximately €9 million net of taxes and increased the Group’s CET1 (fully loaded) ratio by approximately 6 basis points in 2021.
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
For this purpose, the Group is focused on increasingly offering products online and through mobile channels, improving the functionality of its digital offerings and refining the customer experience, contributing to the delivery of its strategy in a sustainable and inclusive way. BBVA places sustainability at the core of its strategy. Sustainability is impacting the banking business, affecting not only relations with customers but also internal processes.
In 2023, the number of digital and mobile customers and the volume of digital sales continued to increase.
Operating Segments
As of December 31, 2023, the structure of the operating segments used by the BBVA Group for management purposes remained the same as in 2022.
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
Following the publication of our 2022 Annual Report on Form 20-F, certain immaterial balance sheet intra-group adjustments were reallocated to the corresponding operating segments. Segment information as of and for the year December 31, 2022 has been revised in conformity with these intra-group adjustments. In addition, during the first half of 2022, we changed the allocation criteria for certain expenses related to global technology projects between the Corporate Center and the business areas. Further, a team from the Global Markets unit was transferred from Spain to New York, with the corresponding transfer of the costs associated with this reallocation from the Spain business area to other business areas. The impact of these intra-group adjustments was not material and segment information as of and for the year ended December 31, 2021 has not been revised to reflect any of the above-mentioned changes. For certain relevant information concerning the preparation and presentation of the financial information included in this Annual Report, see “Presentation of Financial Information”.
The breakdown of the Group’s total assets by each of BBVA’s operating segments and the Corporate Center as of December 31, 2023, 2022 and 2021 was as follows:

	As of December 31,
	2023	2022	2021
	(In Millions of Euros)
Spain	457,624	427,116	413,477
Mexico	173,489	142,557	118,106
Turkey	68,329	66,036	56,245
South America	64,779	61,951	56,124
Rest of Business	64,274	49,952	40,314
Subtotal Assets by Operating Segment	828,495	747,613	684,266
Corporate Center and Adjustments (1)	(52,936)	(35,520)	(21,381)
Total Assets BBVA Group	775,558	712,092	662,885
(1)Includes balance sheet intra-group adjustments between the Corporate Center and the operating segments (see “Presentation of Financial Information—Changes in Intra-Group Adjustments” for information on such adjustments).

The following table sets forth information relating to the profit (loss) attributable to parent company for each of BBVA’s operating segments and the Corporate Center for the years ended December 31, 2023, 2022 and 2021. Such information is presented under management criteria; however, for the year ended December 31, 2023, there are no differences between the sum of the income statements of our operating segments and the Corporate Center (calculated in accordance with management criteria used to report segment financial information) and the consolidated income statement of the Group. For additional information on the profit (loss) attributable to parent company for each of BBVA’s operating segments and the Corporate Center, see “Item 5. Operating and Financial Review and Prospects—Operating Results—Results of Operations by Operating Segment”.

	Profit / (Loss) Attributable to Parent Company			% of Profit / (Loss) Attributable to Parent Company
	For the year ended December 31,
	2023	2022	2021	2023	2022	2021
	(In Millions of Euros)			(In Percentage)
Spain	2,755	1,667	1,581	29	23	28
Mexico	5,340	4,131	2,568	55	57	46
Turkey	528	505	740	5	7	13
South America	613	738	491	6	10	9
Rest of Business	389	240	254	4	3	5
Subtotal operating segments	9,626	7,280	5,633	100	100	100
Corporate Center	(1,607)	(922)	(980)
Profit attributable to parent company	8,019	6,358	4,653
The following table sets forth certain summarized information relating to the income of each operating segment and the Corporate Center for the years ended December 31, 2023, 2022 and 2021. Such information is presented under management criteria; however, for the year ended December 31, 2023, there are no differences between the sum of the income statements of our operating segments and the Corporate Center (calculated in accordance with management criteria used to report segment financial information) and the consolidated income statement of the Group. For additional information on the income of each of BBVA’s operating segments and the Corporate Center, see “Item 5. Operating and Financial Review and Prospects—Operating Results—Results of Operations by Operating Segment”.

	Operating Segments
	Spain	Mexico	Turkey	South America	Rest of Business	Corporate Center	Total (1)
	(In Millions of Euros)
December 2023
Net interest income / (expense)	5,620	11,054	1,869	4,394	539	(386)	23,089
Gross income	7,888	14,267	2,981	4,331	1,103	(1,029)	29,542
Operating profit / (loss) before tax	3,947	7,359	1,325	1,206	479	(1,898)	12,419
Profit / (loss) attributable to parent company	2,755	5,340	528	613	389	(1,607)	8,019
December 2022
Net interest income / (expense)	3,774	8,378	2,611	4,138	332	(109)	19,124
Gross income	6,112	10,734	3,172	4,265	790	(329)	24,743
Operating profit / (loss) before tax	2,610	5,620	1,636	1,434	277	(1,175)	10,402
Profit / (loss) attributable to parent company	1,667	4,131	505	738	240	(922)	6,358
December 2021
Net interest income / (expense)	3,502	5,836	2,370	2,859	281	(163)	14,686
Gross income	5,925	7,603	3,422	3,162	741	212	21,066
Operating profit / (loss) before tax	2,122	3,528	1,953	961	314	(638)	8,240
Profit / (loss) attributable to parent company	1,581	2,568	740	491	254	(980)	4,653
(1)For information on the reconciliation of the sum of the income statements of our operating segments and the Corporate Center (calculated in accordance with management criteria used to report segment financial information) and the consolidated income statement of the Group, see “Item 5. Operating and Financial Review and Prospects—Operating Results—Results of Operations by Operating Segment”.

The following tables set forth summarized information relating to the balance sheet of the operating segments and the Corporate Center and adjustments as of December 31, 2023, December 31, 2022 and December 31, 2021:

	As of December 31, 2023
	Spain	Mexico	Turkey	South America	Rest of Business	Total Operating Segments	Corporate Center and Adjustments (1)
	(In Millions of Euros)
Total Assets	457,624	173,489	68,329	64,779	64,274	828,495	(52,936)
Cash, cash balances at central banks and other demand deposits	44,653	10,089	9,700	6,585	4,748	75,776	(359)
Financial assets at fair value (2)	146,136	60,379	3,692	10,508	15,475	236,189	(23,250)
Financial assets at amortized cost	216,334	96,342	51,543	44,508	43,363	452,089	(357)
Loans and advances to customers	173,169	88,112	37,416	41,213	39,322	379,231	(1,588)
Of which:
Residential mortgages	67,028	17,119	1,041	7,409	766	93,363
Consumer finance	14,949	12,862	4,908	9,335	646	42,699
Other households	5,593	2,613	1,200	833	221	10,460
Credit cards	2,575	9,695	6,734	2,595	13	21,611
Loans to enterprises	66,851	38,689	22,967	19,015	37,035	184,556
Loans to public sector	12,716	7,712	489	1,826	521	23,264
Total Liabilities	442,731	162,271	61,892	58,485	60,083	785,462	(65,169)
Financial liabilities held for trading and designated at fair value through profit or loss	112,738	28,492	1,878	3,289	14,831	161,228	(26,214)
Financial liabilities at amortized cost - Customer deposits	216,198	92,564	50,651	42,567	13,056	415,037	(1,550)
Of which:
Demand and savings deposits	187,937	76,156	23,100	26,080	5,170	318,443
Time deposits	27,030	14,770	26,221	16,488	7,885	92,394
Total Equity	14,892	11,218	6,438	6,294	4,191	43,033	12,233
Assets under management	97,253	53,254	7,768	5,525	566	164,366
Mutual funds	72,875	49,062	4,386	5,525	—	131,848
Pension funds	24,378	—	3,382	—	566	28,326
Other placements	—	4,192	—	—	—	4,192
(1)Includes balance sheet intra-group adjustments between the Corporate Center and the operating segments (see “Presentation of Financial Information—Changes in Intra-Group Adjustments” for information on such adjustments).
(2)Financial assets at fair value includes: “Financial assets held for trading”, “Non-trading financial assets mandatorily at fair value through profit or loss”, “Financial assets designated at fair value through profit or loss” and “Financial assets at fair value through other comprehensive income”.

	As of December 31, 2022
	Spain	Mexico	Turkey	South America	Rest of Business	Total Operating Segments	Corporate Center and Adjustments (1)
	(In Millions of Euros)
Total Assets	427,116	142,557	66,036	61,951	49,952	747,613	(35,520)
Cash, cash balances at central banks and other demand deposits	49,185	13,228	6,061	7,695	4,015	80,184	(428)
Financial assets at fair value (2)	126,413	46,575	5,203	10,739	5,090	194,020	(10,174)
Financial assets at amortized cost	204,528	77,191	51,621	40,448	40,425	414,215	207
Loans and advances to customers	173,971	71,231	37,443	38,437	37,375	358,456	(1,105)
Of which:
Residential mortgages	68,691	14,078	1,122	6,651	1,032	91,574
Consumer finance	14,026	9,951	5,746	7,965	527	38,214
Other households	5,647	1,936	1,026	853	213	9,674
Credit cards	2,528	7,245	4,825	2,779	8	17,384
Loans to enterprises	68,258	32,435	23,890	18,762	35,033	178,378
Loans to public sector	12,060	6,142	583	1,475	618	20,878
Total Liabilities	413,993	132,726	59,326	56,077	45,604	707,726	(46,150)
Financial liabilities held for trading and designated at fair value through profit or loss	84,619	25,840	2,138	2,813	4,397	119,808	(13,617)
Financial liabilities at amortized cost - Customer deposits	221,019	77,750	46,339	40,042	9,827	394,978	(574)
Of which:
Demand and savings deposits	198,131	64,613	24,794	26,103	3,561	317,203
Time deposits	22,008	12,504	20,798	13,939	6,266	75,515
Total Equity	13,124	9,831	6,711	5,874	4,348	39,887	10,630
Assets under management	86,759	38,196	6,936	17,760	520	150,170
Mutual funds	63,786	35,614	3,731	5,804	—	108,935
Pension funds	22,973	—	3,205	11,956	520	38,653
Other placements	—	2,582	—	—	—	2,582
(1)Includes balance sheet intra-group adjustments between the Corporate Center and the operating segments (see “Presentation of Financial Information—Changes in Intra-Group Adjustments” for information on such adjustments).
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
(1)Includes balance sheet intra-group adjustments between the Corporate Center and the operating segments (see “Presentation of Financial Information—Changes in Intra-Group Adjustments” for information on such adjustments).
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
•Corporate and Investment Banking: responsible for business with large corporations and multinational groups and the trading floor and distribution business in Spain; and
•Other units: which includes the insurance business unit in Spain (BBVA Seguros) as well as the Group’s Asset Management unit (which manages Spanish mutual funds and pension funds), lending to real estate developers and foreclosed real estate assets in Spain, as well as certain proprietary portfolios and certain funding and structural interest-rate positions of the euro balance sheet which are not included in the Corporate Center. During 2020, BBVA Seguros transferred to Allianz, Compañía de Seguros y Reaseguros, S.A. (“Allianz”), 50% of the share capital plus one share in BBVA Seguros Generales. Further to the purchase price paid by Allianz at such time, Allianz will need to pay to BBVA up to an additional €100 million if certain business goals and milestones are met. During the year ended December 31, 2023, BBVA received a portion of such amount corresponding to the earn-out for the last three years, which was not material for the consolidated financial statements of the BBVA Group.
Cash, cash balances at central banks and other demand deposits as of December 31, 2023 amounted to €44,653 million, a 9.2% decrease compared with the €49,185 million recorded as of December 31, 2022, mainly due to the decrease in cash held at the Bank of Spain as a result of the substantial repayment by BBVA of drawdowns under the ECB’s TLTRO III facilities, partially offset by the debt issuances completed by the Group, which increased liquidity levels.
Financial assets at fair value of this operating segment (which includes the following portfolios: “Financial assets held for trading”, “Non-trading financial assets mandatorily at fair value through profit or loss”, “Financial assets designated at fair value through profit or loss” and “Financial assets at fair value through other comprehensive income”) amounted to €146,136 million as of December 31, 2023, a 15.6% increase from the €126,413 million recorded as of December 31, 2022, mainly as a result of the increase in loans to credit institutions (through reverse repurchase agreements) recorded under “Financial assets held for trading”, partially offset by the decrease in Spanish sovereign debt securities recorded under “Financial assets at fair value through other comprehensive income”, mainly due to the maturity of a Spanish treasury bond.
Financial assets at amortized cost of this operating segment as of December 31, 2023 amounted to €216,334 million, a 5.8% increase compared with the €204,528 million recorded as of December 31, 2022. Within this heading, loans and advances to customers decreased to €173,169 million as of December 31, 2023 compared with the €173,971 million recorded as of December 31, 2022, mainly due to the decrease in demand for mortgage loans and loans to enterprises, and the increase in prepayments as a result mainly of the high interest rate environment. In addition, within this heading, debt securities of this operating segment as of December 31, 2023 amounted to €32,164 million, a 42.6% increase compared with the €22,551 million recorded as of December 31, 2022, mainly as a result of an increase in Spanish sovereign debt securities, within a high interest rate environment.
Financial liabilities held for trading and designated at fair value through profit or loss of this operating segment as of December 31, 2023 amounted to €112,738 million, a 33.2% increase compared with the €84,619 million recorded as of December 31, 2022, mainly due to an increase in deposits from credit institutions (through repurchase agreements) recorded under the “Financial liabilities held for trading” portfolio.
Customer deposits at amortized cost of this operating segment as of December 31, 2023 amounted to €216,198 million, a 2.2% decrease compared with the €221,019 million recorded as of December 31, 2022, mainly due to the decrease in demand deposits within the retail portfolio, partially offset by an increase in time deposits. The decrease in demand deposits was due in part to the shift from demand deposits, mainly from households, towards higher profitability investments (including mutual funds), in a context where remuneration on deposits continued to be low.
Off-balance sheet funds of this operating segment (which includes “Mutual funds” (including customers’ portfolios) and “Pension funds”) as of December 31, 2023 amounted to €97,253 million, a 12.1% increase compared with the €86,759 million as of December 31, 2022, mainly due to the shift from demand deposits towards higher profitability investments, which resulted in an increase in private banking and mutual funds.

This operating segment’s non-performing loan ratio (defined as non-performing loans divided by total credit risk and calculated as the sum of impaired loans and advances to customers, impaired guarantees to customers and other impaired commitments divided by the sum of loans and advances to customers, guarantees to customers and other commitments) increased to 4.1% as of December 31, 2023 from 3.9% as of December 31, 2022, mainly as a result of higher Stage 3 entries, in the retail portfolio, particularly in mortgages, as a result of the high interest rate environment, partially offset by the sale of a portfolio of non-performing loans mainly from the unsecured retail portfolios, and the positive evolution of the wholesale portfolios with negative net entries. This operating segment’s non-performing loan coverage ratio (defined as allowance for credit losses divided by non-performing loans and calculated as loss allowances on loans and advances divided by the sum of impaired loans and advances to customers, impaired guarantees to customers and other impaired commitments) was 55% as of December 31, 2023 and 61% as of December 31, 2022. The decrease was driven mainly by the sale of the portfolio of non-performing loans referred to above, which had a high level of coverage, and the aforementioned entries from the mortgage portfolio, which required lower average coverage levels due to the value of the collateral provided by borrowers.
Mexico
The Mexico operating segment includes the banking, insurance and asset management business conducted in Mexico by BBVA Mexico. It also includes BBVA Mexico’s agency in Houston.
The Mexican peso appreciated 11.4% against the euro as of December 31, 2023 compared with December 31, 2022, positively affecting the business activity of the Mexico operating segment as of December 31, 2023 expressed in euros. See “Item 5. Operating and Financial Review and Prospects―Operating Results―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Trends in Exchange Rates”.
Cash, cash balances at central banks and other demand deposits as of December 31, 2023 amounted to €10,089 million, a 23.7% decrease compared with the €13,228 million recorded as of December 31, 2022, in particular, cash balances held at Mexican Central Bank (“BANXICO”) decreased as a result of the higher high quality liquid assets (HQLA) portfolio purchases, which are assets that can be easily and immediately converted into cash at little or no loss of value (in accordance with the Liquidity Coverage Ratio (LCR) standard), partially offset by the appreciation of the Mexican peso.
Financial assets at fair value of this operating segment (which includes the following portfolios: “Financial assets held for trading”, “Non-trading financial assets mandatorily at fair value through profit or loss”, “Financial assets designated at fair value through profit or loss” and “Financial assets at fair value through other comprehensive income”) as of December 31, 2023 amounted to €60,379 million, a 29.6% increase from the €46,575 million recorded as of December 31, 2022, mainly due to the acquisition of sovereign debt securities recorded under “Financial assets held for trading” and “Financial assets at fair value through other comprehensive income”, the appreciation of the Mexican peso against the euro and, to a lesser extent, the increase in loans to credit institutions (through reverse repurchase agreements) recorded under the “Financial assets held for trading” portfolio.
Financial assets at amortized cost of this operating segment as of December 31, 2023 amounted to €96,342 million, a 24.8% increase compared with the €77,191 million recorded as of December 31, 2022. Within this heading, loans and advances to customers of this operating segment as of December 31, 2023 amounted to €88,112 million, a 23.7% increase compared with the €71,231 million recorded as of December 31, 2022, mainly attributable to the appreciation of the Mexican peso against the euro, the positive performance of the retail portfolio (in particular, consumer loans, credit cards loans and mortgage loans) and, to a lesser extent, the wholesale portfolio (in particular, loans to enterprises), due to the favorable economic evolution.
Financial liabilities held for trading and designated at fair value through profit or loss of this operating segment as of December 31, 2023 amounted to €28,492 million, a 10.3% increase compared with the €25,840 million recorded as of December 31, 2022, mainly as a result of the appreciation of the Mexican peso against the euro and the increase in the fair value of unit-linked insurance plans recorded under the “Financial liabilities designated at fair value through profit or loss” portfolio, partially offset by decreases in the value of derivatives recorded under the “Financial liabilities held for trading” portfolio.
Customer deposits at amortized cost of this operating segment as of December 31, 2023 amounted to €92,564 million, a 19.1% increase compared with the €77,750 million recorded as of December 31, 2022, primarily due to the appreciation of the Mexican peso against the euro, increases in demand deposits within the portfolios of households and non-financial corporations and, to a lesser extent, the increase in the volume of time deposits, in particular, within the non-financial corporations portfolio.

Off-balance sheet funds of this operating segment (which includes “Mutual funds” (including customers’ portfolios) and “Other placements”) as of December 31, 2023 amounted to €53,254 million, a 39.4% increase compared with the €38,196 million as of December 31, 2022, mainly as a result of the continuing search by customers for higher profitability investments, which continued to boost mutual funds, supported by an improved product offer that includes funds linked to Environmental, Social and Governance (“ESG”) factors, and the appreciation of the Mexican peso against the euro.
This operating segment’s non-performing loan ratio (as defined herein) increased to 2.6% as of December 31, 2023 from 2.5% as of December 31, 2022 mainly due to the increase in Stage 3 loans in the retail portfolio (consumer and credit card loans), in a context of growing lending activity. This operating segment’s non-performing loan coverage ratio (as defined herein) decreased to 123% as of December 31, 2023 from 129% as of December 31, 2022, supported by the annual review of the loss estimation model parameters.
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
The Turkish lira depreciated 38.9% against the euro as of December 31, 2023 compared to December 31, 2022, adversely affecting the business activity of the Turkey operating segment as of December 31, 2023 expressed in euros. See “Item 5. Operating and Financial Review and Prospects―Operating Results―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Trends in Exchange Rates”.
Since the first half of 2022, the Turkish economy has been considered to be hyperinflationary as defined by IAS 29 “Financial Reporting in Hyperinflationary Economies”. See “Presentation of Financial Information—Designation of Turkey as a Hyperinflationary Economy” for information on the impact of hyperinflation accounting.
Cash, cash balances at central banks and other demand deposits as of December 31, 2023 amounted to €9,700 million, a 60.0% increase compared with the €6,061 million recorded as of December 31, 2022, mainly due to the increase in cash held at the Central Bank of the Republic of Turkey (“CBRT”) as a result in part of the increases in funding through customer time deposits and demand deposits in Turkish lira, in a context of contained loan growth and the increase in the required reserve ratio established by the CBRT in order to reduce excess liquidity of the Turkish lira in the market (see “—Supervision and Regulation—Principal Markets—Turkey”), partially offset by the depreciation of the Turkish lira against the euro.
Financial assets at fair value of this operating segment (which includes the following portfolios: “Financial assets held for trading”, “Non-trading financial assets mandatorily at fair value through profit or loss”, “Financial assets designated at fair value through profit or loss” and “Financial assets at fair value through other comprehensive income”) as of December 31, 2023 amounted to €3,692 million, a 29.0% decrease from the €5,203 million recorded as of December 31, 2022, mainly due to the depreciation of the Turkish lira against the euro, partially offset by increases in sovereign debt securities, as a result mainly of the increase in local currency-denominated government bonds mainly due to the increase in the securities maintenance ratio established by the CBRT (see “—Supervision and Regulation—Principal Markets—Turkey”).
Financial assets at amortized cost of this operating segment as of December 31, 2023 amounted to €51,543 million compared with the €51,621 million recorded as of December 31, 2022. Within this heading, loans and advances to customers of this operating segment as of December 31, 2023 slightly decreased to €37,416 million compared with the €37,443 million recorded as of December 31, 2022, mainly due to the depreciation of the Turkish lira against the euro, partially offset by the increase in Turkish lira-denominated credit card loans (which is the type of loan where there is greater competition) and loans to enterprises, due, in part, to the measures adopted by the Turkish authorities to encourage Turkish lira-denominated loans (see “—Supervision and Regulation—Principal Markets—Turkey”). In addition, within this heading, debt securities of this operating segment amounted to €6,706 million, a 20.5% increase from the €5,564 million recorded as of December 31, 2022, as a result of the increase in local currency-denominated government bonds mainly due to the increase in the securities maintenance ratio established by the CBRT (see “—Supervision and Regulation—Principal Markets—Turkey”).

Financial liabilities held for trading and designated at fair value through profit or loss of this operating segment as of December 31, 2023 amounted to €1,878 million, a 12.1% decrease compared with the €2,138 million recorded as of December 31, 2022, mainly due to the depreciation of the Turkish lira against the euro, partially offset by increases in the debt securities recorded under the “Financial liabilities designated at fair value through profit or loss” portfolio.
Customer deposits at amortized cost of this operating segment as of December 31, 2023 amounted to €50,651 million, a 9.3% increase compared with the €46,339 million recorded as of December 31, 2022, mainly due to the increase in time deposits in Turkish lira (transferred, in part, from time deposits in U.S. dollars) and, to a lesser extent, demand deposits in Turkish lira, as a result in part of the measures announced by the Turkish authorities to encourage and protect deposits denominated in Turkish lira and prevent further dollarization of deposits, which include increased reserve requirement and the obligation by banks to buy local currency-denominated government bonds if less than a particular percentage of their deposits are denominated in Turkish lira (see “—Supervision and Regulation—Principal Markets—Turkey”), partially offset by the depreciation of the Turkish lira against the euro.
Off-balance sheet funds of this operating segment (which includes “Mutual funds” and “Pension funds”) as of December 31, 2023 amounted to €7,768 million, a 12.0% increase compared with the €6,936 million as of December 31, 2022, mainly due to increases in mutual funds as a result of the shift towards higher profitability investments, partially offset by the depreciation of the Turkish lira against the euro.
The non-performing loan ratio (as defined herein) of this operating segment decreased to 3.8% as of December 31, 2023 from 5.1% as of December 31, 2022, mainly as a result of the increased loan activity (in particular, credit card loans and loans to enterprises in Turkish lira) and the positive dynamics and recoveries in the wholesale portfolio. As a result thereof, this operating segment’s non-performing loan coverage ratio (as defined herein) increased to 97% as of December 31, 2023 from 90% as of December 31, 2022 mainly due to the higher recoveries from Stage 3 and the change in the staging of certain loans from Stage 1 to Stage 2, due to the impact of the earthquakes in February 2023, which resulted in the recording of allowances (see Note 7.1 to our Consolidated Financial Statements).
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
As of December 31, 2023, the Colombian peso appreciated against the euro by 21.5% compared to December 31, 2022. On the other hand, the Argentine peso and the Peruvian sol depreciated against the euro by 78.9% and 1.1%, respectively. Overall, changes in exchange rates resulted in a negative exchange rate effect on the business activity of the South America operating segment as of December 31, 2023 expressed in euros. See “Item 5. Operating and Financial Review and Prospects―Operating Results―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Trends in Exchange Rates”.
As of and for the years ended December 31, 2023, 2022 and 2021, the Argentine and Venezuelan economies were considered to be hyperinflationary as defined by IAS 29 “Financial Reporting in Hyperinflationary Economies” (see “Presentation of Financial Information—Changes in Accounting Policies—Hyperinflationary economies - IAS 29” and Note 2.2.18 to our Consolidated Financial Statements).
Cash, cash balances at central banks and other demand deposits as of December 31, 2023 amounted to €6,585 million, a 14.4% decrease compared with the €7,695 million recorded as of December 31, 2022, mainly due to the depreciation of the Argentine peso against the euro and the higher high quality liquid assets (HQLA) portfolio purchases in Peru.
Financial assets at fair value for this operating segment (which includes the following portfolios: “Financial assets held for trading”, “Non-trading financial assets mandatorily at fair value through profit or loss”, “Financial assets designated at fair value through profit or loss” and “Financial assets at fair value through other comprehensive income”) as of December 31, 2023 amounted to €10,508 million, a 2.1% decrease compared with the €10,739 million recorded as of December 31, 2022, mainly due to the depreciation of the Argentine peso against the euro, partially offset by the increase in sovereign debt securities and, to a lesser extent, in loans and advances to customers (through reverse repurchase agreements) in the “Financial assets held for trading” portfolio.

Financial assets at amortized cost of this operating segment as of December 31, 2023 amounted to €44,508 million, an 10.0% increase compared with the €40,448 million recorded as of December 31, 2022. Within this heading, loans and advances to customers of this operating segment as of December 31, 2023 amounted to €41,213 million, a 7.2% increase compared with the €38,437 million recorded as of December 31, 2022, mainly as a result of the increase in the retail portfolio (in particular, credit card loans and consumer loans in Colombia), and, to a lesser extent, in loans to enterprises in Argentina, in each case in local currency, partially offset by the depreciation of the Argentine peso against the euro and the decrease in loans to enterprises in Peru due to early repayments under loans granted under the Reactiva program.
Financial liabilities held for trading and designated at fair value through profit or loss of this operating segment as of December 31, 2023 amounted to €3,289 million, a 16.9% increase compared with the €2,813 million recorded as of December 31, 2022, mainly due to the appreciation of the Colombian peso and, to a lesser extent, the increase in deposits from central banks recorded under the “Financial assets held for trading” portfolio, as a result of the evolution of repurchase agreements.
Customer deposits at amortized cost of this operating segment as of December 31, 2023 amounted to €42,567 million, a 6.3% increase compared with the €40,042 million recorded as of December 31, 2022, mainly as a result of the increase in time deposits (in particular, in the wholesale portfolio in Colombia and in the retail portfolios in Peru and Argentina) and the increase in demand deposits in Argentina (both in the retail and wholesale portfolios), in a context of a high interest rate environment, partially offset by the depreciation of the Argentine peso.
Off-balance sheet funds of this operating segment (which includes “Mutual funds” (including customers’ portfolios in Colombia and Peru) and “Pension funds”) as of December 31, 2023 amounted to €5,525 million, a 68.9% decrease compared with the €17,760 million as of December 31, 2022, mainly due to the mandatory transfer of the private pension funds in Bolivia, including those managed by the BBVA Group, to the Bolivian social security public authority, and, to a lesser extent, the depreciation of the Argentine peso, partially offset by the increase in mutual funds in Argentina.
The non-performing loan ratio (as defined herein) of this operating segment as of December 31, 2023 increased to 4.8% from 4.1% as of December 31, 2022, mainly as a result of new Stage 3 entries in the retail portfolio in all geographies within a context of overall unfavorable macroeconomic conditions and, in particular, in Colombia and Peru, where adverse climate-driven factors and the effects of high inflation and tightening monetary policies have weakened economic activity. The increase was partially offset by the effect of increased loan activity in Colombia and Argentina, and write-offs in Peru and Colombia. This operating segment’s non-performing loan coverage ratio (as defined herein) decreased to 88% as of December 31, 2023 from 101% as of December 31, 2022, as a result mainly of the increase of impaired loans and higher write-offs.
Rest of Business
This operating segment mainly includes the wholesale activity carried out by the Group in Europe (excluding Spain), the United States and (through BBVA branches located therein) Asia.
The U.S. dollar depreciated 3.5% against the euro as of December 31, 2023 compared to December 31, 2022, adversely affecting the business activity of the Rest of Business operating segment as of December 31, 2023 expressed in euros. See “Item 5. Operating and Financial Review and Prospects―Operating Results―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Trends in Exchange Rates”.
Cash, cash balances at central banks and other demand deposits as of December 31, 2023 amounted to €4,748 million, an 18.3% increase compared with the €4,015 million recorded as of December 31, 2022, mainly due to the increase in cash balances held at central banks within this operating segment, since customer deposits have grown at a higher pace than financial assets and excess liquidity is held at central banks.
Financial assets at fair value for this operating segment (which includes the following portfolios: “Financial assets held for trading”, “Non-trading financial assets mandatorily at fair value through profit or loss”, “Financial assets designated at fair value through profit or loss” and “Financial assets at fair value through other comprehensive income”) as of December 31, 2023 amounted to €15,475 million compared with the €5,090 million recorded as of December 31, 2022, mainly due to the increase in loans and advances recorded under “Financial assets held for trading”, as a result of increased activity of BBVA Securities Inc., our broker-dealer in the United States, as macroeconomic indicators in the United States began to partially shift in early 2023.
Financial assets at amortized cost of this operating segment as of December 31, 2023 amounted to €43,363 million, a 7.3% increase compared with the €40,425 million recorded as of December 31, 2022. Within this heading, loans and advances to customers of this operating segment as of December 31, 2023 amounted to €39,322 million, a 5.2% increase compared with the €37,375 million recorded as of December 31, 2022, mainly due to increased activity in the branches located in New York and, to a lesser extent, in Europe, partially offset by the decreased wholesale loan activity in the branches located in Asia.

Financial liabilities held for trading and designated at fair value through profit or loss of this operating segment as of December 31, 2023 amounted to €14,831 million compared with the €4,397 million recorded as of December 31, 2022, mainly due to an increase in deposits recorded under “Financial liabilities held for trading”, as a result of an increase in the activity of the broker-dealer BBVA Securities Inc. as macroeconomic indicators in the United States began to partially shift in early 2023.
Customer deposits at amortized cost of this operating segment as of December 31, 2023 amounted to €13,056 million, a 32.9% increase compared with the €9,827 million recorded as of December 31, 2022, mainly as a result of the increase in demand and time deposits in the branches located in Europe and the increase in time deposits in the branches located in Asia, partially offset by the decrease in demand and time deposits in the branches located in New York.
Off-balance sheet pension funds in this operating segment as of December 31, 2023 amounted to €566 million, an 8.8% increase compared with the €520 million recorded as of December 31, 2022, mainly as a result of increases in pension funds in the branches located in Europe.
The non-performing loan ratio (as defined herein) of this operating segment as of December 31, 2023 increased to 0.7% from 0.4% as of December 31, 2022, mainly driven by new Stage 3 wholesale loan entries related mainly to the transportation and utilities sector, offset in part by increased loan activity in the branches located in New York and Europe. As a result thereof, this operating segment’s non-performing loan coverage ratio (as defined herein) decreased to 69% as of December 31, 2023 from 131% as of December 31, 2022.

Insurance Activity
The Group has insurance subsidiaries mainly in Spain, Latin America (mostly in Mexico) and Turkey. The insurance entities located in Spain and Mexico together accounted for approximately 95% of total liabilities under insurance and reinsurance contracts as of December 31, 2023. The main products offered by the insurance subsidiaries are life insurance to cover the risk of death and life-savings insurance. Within life insurance, a distinction is made between freely sold products and those offered to customers who have taken mortgage or consumer loans, which cover the principal of those loans in the event of the customer’s death.
The Group offers, in general, two types of savings products: individual insurance, which seeks to provide the customer with savings for retirement or other events, and collective insurance, which is taken out by employers to cover their commitments to their employees.
See Note 23 to our Consolidated Financial Statements for additional information on our insurance activity, including its risk management.
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
Following the 2008 financial crisis, European politicians took action to stabilize the region’s banking sector, due to a period of turbulence and doubts regarding its sustainability. This action culminated in the launch of the European Banking Union (“EBU”). The EBU can be viewed as a house with different building blocks. The EBU’s foundation includes the single rulebook (the “Single Rulebook”), which was the first step to harmonize banking rules in the European Union and includes landmark pieces of legislation such as the Capital Requirements Regulation, the Capital Requirements Directive and the Bank Recovery and Resolution Directive, among others.

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
The second pillar of the EBU relates to resolution mechanisms and includes the Single Resolution Mechanism (“SRM”), for which the Single Resolution Board (“SRB”) was created. The SRB, located in Brussels, works closely with the National Resolution Authorities (“NRAs”), and, in the case of Spain, the Bank of Spain and the Fund for Orderly Banking Restructuring (“FROB”), to ensure the orderly resolution of failing banks with minimum impact on the real economy, the financial system and the public finances of the participating EU member states and other countries.
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
Banking resolution, previously not prioritized by regulatory authorities, became crucial following the 2008 financial crisis and the need to inject substantial taxpayer funds into financial institutions. The idea that underlies banking resolution is that a “bail-in” is preferable to a “bail-out”. A “bail-out” occurs when outside investors, such as a government, rescue a bank by injecting money to help make debt payments. In the past, such as during the 2008 financial crisis, “bail-outs” helped save banks from failing, with taxpayers assuming the risks associated with a bank’s inability to make debt payments. On the other hand, a “bail-in” occurs when a bank’s creditors (in addition to its shareholders) are forced to bear some of the burden by having some or all of their debt written off. See “—Capital Requirements, MREL and Resolution” below.
In order to permit the execution of a bail-in, banks are required to hold on their balance sheet a minimum volume of liabilities that could be bailed-in without operational or legal issues in the event of resolution. This is the rationale behind the MREL.
Within the framework of the SRM, the Single Resolution Fund (“SRF”) was also developed. This is a fund composed of contributions from credit institutions and certain investment firms in the 21 participating countries within the EBU. The SRF has been built up over a period of eight years (2016-2023). The SRF may be used only under specific circumstances in banking resolution, such as to guarantee the assets or liabilities of an institution under resolution or make contributions to a bridge institution or asset management vehicle. The SRF can be used only to ensure the effective application of resolution tools but not to absorb the losses of an institution or for a recapitalization.
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

In the aftermath of the 2008 financial crisis, important reforms were adopted at the international level, namely the Basel III capital reforms (as defined below), which have been translated into relevant legislation at the European and national level. In May 2019, the European Council adopted a banking package which included new versions of some of the regulations and directives that are part of the Single Rulebook. More concretely, this package included the CRR II, the CRD V Directive, the SRM Regulation II and the BRRD II (each as defined below). This package incorporated some of the most recent internationally-agreed reforms mentioned above, including measures such as a new leverage ratio requirement for all institutions, a revised “Pillar 2” (as described below) framework, additional supervisory powers in the area of money laundering and enhanced MREL subordination rules for global systemically important institutions (“G-SIIs”) and other top-tier banks.
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
In addition, any work done during the year related to on-site inspections, deep dives, thematic reviews, internal model investigations and other ad hoc requests (e.g., targeted review) feeds into the SREP. The SREP culminates with a supervisory dialogue at the end of the year, where a preliminary review of the bank is presented. In addition, prior to the beginning of each year, the SSM presents a Supervisory Examination Program (“SEP”) which details the inspections, high-level meetings and potential visits to group subsidiaries that are forecasted to occur throughout the year. The process for creating a SEP for each entity begins with defining the SSM’s risk dashboard and the classification of risks according to their probability of occurring and probable magnitude of impact, which then translates into the SSM’s priorities for the following years.
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
The SSM also performs comprehensive assessments, together with the NCAs, over the banks it directly supervises. These are performed either regularly (at periodic intervals) or on an ad hoc basis (e.g., when an EU member state requests to be part of the EBU). These comprehensive assessments include two parts: (a) asset quality reviews of the banks’ exposures and (b) stress testing of the banks’ balance sheets under different scenarios. Furthermore, the EBA also organizes and performs an EU-wide stress test in coordination with the ECB. This test, which occurs every two years, does not confer a pass or fail result but instead contributes to determining “Pillar 2” guidance. While “Pillar 2” guidance is a non-binding capital requirement, the EBA nonetheless expects compliance with it. In those years in which there is no EBA stress test, the SSM organizes a more specific stress test concerning a particular topic, such as the impact of interest rate risk on the banking book or liquidity or cyber resilience.
In 2022, the ECB carried out the first stress test on climate-related risks (“CST”). The output of the stress test exercise was integrated into the SREP using a qualitative approach. No direct capital impact via the Pillar 2 Guidance (“P2G”) has been envisaged. ECB has considered this stress test to be a learning exercise for banks and supervisors alike. The aims were to identify vulnerabilities, industry best practices and the challenges faced by banks. The exercise also helped enhance data availability and quality, and has allowed supervisors to better understand the stress-testing frameworks banks use to gauge climate risk. Additionally, the ECB conducted an assessment (thematic review) of the level of implementation of the ECB Guidelines on Climate Change Risk which aim to drive supervised institutions into considering climate-related and environmental risks within their business strategies, governance and risk management frameworks and push entities into becoming more transparent in their climate-related and environmental disclosures.
In 2023, the EBA conducted an EU-wide stress test in cooperation with the ECB and the European Systemic Risk Board (“ESRB”). The aim of the EU-wide stress test is to assess EU banks’ resilience to a common set of adverse economic developments in order to identify potential risks, inform supervisory decisions and increase market discipline. The sample for the 2023 EU-wide stress test was enlarged compared to previous exercises. The EU-wide stress test was conducted on a sample of 70 EU banks, including 57 from countries which are members of the SSM, covering roughly 75% of total banking sector assets in the EU and Norway. Compared to the previous EU-wide stress tests, the 2023 exercise covered an additional 20 banks. The banks participating in the 2023 exercise included the Group.

The macro-prudential aspect of supervision is also increasingly gaining relevance, including through specific thematic reviews undertaken by the SSM on certain portfolios (e.g., real estate or shipping) and the creation of new authorities and review boards. At the European level, these include the ESRB, which is responsible for monitoring macro-risks at the European level. The ESRB also develops the adverse scenarios to be used in the EU-wide stress test. In addition, in 2019 the Spanish Government created the Macro-prudential Authority Financial Stability Council, which is chaired by the Minister of Economy and Business and vice-chaired by the Governor of the Bank of Spain, and includes the Deputy Governor of the Bank of Spain, who is responsible for banking supervision, among its members.
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
Liquidity Requirements – Minimum Reserve Ratio
The legal framework for the minimum reserve ratio is set out in Regulation (EU) No. 2021/378 of the ECB of January 2021 on the application of minimum reserves requirements (ECB/2021/1).
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
CRD IV, among other things, established a “Pillar 1” minimum capital requirement and increased the level of capital required through the “combined capital buffer requirement” that institutions must comply with from 2016 onwards. The “combined capital buffer requirement” introduced five new capital buffers: (i) the capital conservation buffer, (ii) the Global Systemically Important Banks (“G-SIB”) buffer, (iii) the institution-specific counter-cyclical capital buffer, (iv) the Domestic Systemically Important Banks (“D-SIB”) buffer and (v) the systemic risk buffer (a buffer to prevent systemic or macroprudential risks). The “combined capital buffer requirement” applies in addition to the minimum “Pillar 1” capital requirements and must be satisfied with additional CET1 capital to that provided to meet the “Pillar 1” minimum capital requirement.
The G-SIB buffer is applicable to the institutions included in the list of G-SIBs, which is updated annually by the FSB. The Bank was excluded from this list with effect as from January 1, 2017, so, unless otherwise indicated by the FSB (or the Bank of Spain) in the future, the Bank is not required to maintain the G-SIB buffer.
As of the date of this Annual Report, the Bank of Spain considers the Bank to be a D-SIB at a consolidated level. The Bank was required to maintain a fully-loaded D-SIB buffer of a CET1 ratio of 0.75% on a consolidated basis in 2023 and, in accordance with the most recent resolution on D-SIB buffer from the Bank of Spain, the Bank is required to maintain a fully-loaded D-SIB buffer of a CET1 ratio of 1% on a consolidated basis as of January 1, 2024 onwards. This increase was due to the adaptation of the Bank of Spain’s methodology for the determination of the D-SIB capital buffer in line with the revision of the methodological framework established by the European Central Bank.
The countercyclical capital buffer applicable to the Group’s credit exposures in Spain is reviewed quarterly by the Bank of Spain. As of the date of this Annual Report, the countercyclical capital buffer applicable to the Group stands at 0.08%.
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
As a result of the most recent SREP carried out by the ECB, BBVA must maintain, at a consolidated level, as from January 1, 2024, a CET1 capital ratio of 9.10% and a total capital ratio of 13.26%. The consolidated total capital requirement includes: (i) the “Pillar 1” capital requirement (8.00%), of which a minimum of 4.50% must be met with CET1 capital, 1.50% could be met with AT1 instruments and 2.00% could be met with Tier 2 instruments; (ii) the “Pillar 2” capital requirement (1.68%), of which a minimum of 1.02% must be met with CET1 capital (of which 0.18% is determined on the basis of the ECB’s prudential provisioning expectation), 0.28% could be met with AT1 instruments and 0.38% could be met with Tier 2 instruments; (iii) the capital conservation buffer (2.50% that must be met exclusively with CET1 capital); (iv) the D-SIB capital buffer (1.00% that must be met exclusively with CET1 capital); and (v) the capital buffer for Countercyclical Risk (0.08% that must be met exclusively with CET1 capital). Likewise, BBVA must maintain, on an individual level, a CET1 capital ratio of 7.95% and a total capital ratio of 12.11%. These ratios include a “Pillar 2” requirement at the individual level of 1.50%, of which at least 0.84% shall be met with CET1.
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
Additionally, pursuant to Article 48 of Law 10/2014, the adoption by the Bank of Spain of the measures provided by Articles 68.2.h) and 68.2.i) of Law 10/2014, aimed at strengthening own funds and limiting or prohibiting the distribution of dividends, respectively, will also entail the requirement to determine the MDA and to restrict discretionary payments to such MDA. In accordance with the EU Banking Reforms, the calculation of the MDA and the restrictions described in the preceding paragraph while such calculation is pending, may also be triggered by a breach of the combined buffer requirement when considered in addition to its MREL requirement (see “Item 3. Key Information—Risk Factors—Regulatory, Tax, Compliance and Reporting Risks—Increasingly onerous capital and liquidity requirements may have a material adverse effect on the Group’s business, financial condition and results of operations”). CRD V also distinguishes between “Pillar 2” capital requirements and “Pillar 2” capital guidance, only the former being regarded as mandatory requirements. Notwithstanding the foregoing, CRD V provides that, besides other measures, supervisory authorities are entitled to impose further “Pillar 2” capital requirements when an institution repeatedly fails to follow the “Pillar 2” capital guidance previously imposed.
Additionally, CRR II sets a binding leverage ratio requirement of 3% of Tier 1 capital that is added to the own funds requirements and to the requirements based on an entity’s RWAs. In particular, any breach of this leverage ratio would also entail the need to determine the MDA and the related consequences.
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
In accordance with the provisions of Article 48 of Law 11/2015 (without prejudice to any exclusions that may be applied by the Relevant Spanish Resolution Authority in accordance with Article 43 of Law 11/2015), in the event of any application of the Bail-in Tool, any resulting write-down or conversion by the Relevant Spanish Resolution Authority will be carried out in the following sequence: (i) CET1 items; (ii) the principal amount of AT1 instruments; (iii) the principal amount of Tier 2 instruments; (iv) the principal amount of other subordinated claims other than AT1 or Tier 2 capital; and (v) the principal or outstanding amount of the remaining eligible liabilities in the order of the hierarchy of claims in normal insolvency proceedings (with senior non-preferred claims (créditos ordinarios no preferentes) subject to the Bail-in Tool after any subordinated claims (créditos subordinados) of the Bank but before the other senior claims of the Bank).
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
Finally, on April 18, 2023, the European Commission published a proposal for the further amendment of the BRRD, including, among other things, the amendment of the ranking of claims in insolvency to provide for a general depositor preference, pursuant to which the insolvency laws of Members States would be required by the BRRD to extend the legal preference of claims in respect of deposits relative to ordinary unsecured claims to all deposits, as well as a proposal amending the SRM Regulation as regards early intervention measures, conditions for resolution and funding of resolution actions and the Deposit Guarantee Schemes Directive (Directive 2014/49/EU of the European Parliament and of the European Council of April 16, 2014 on deposit guarantee schemes) as regards the scope of deposit protection, use of deposit guarantee schemes funds, cross-border co-operation, and transparency.
The implementation of the BRRD proposal is subject to further legislative procedures but if it is implemented in its current form, this would mean that senior preferred claims (créditos ordinarios preferentes) of the Bank would rank junior to the claims of all depositors, including deposits of large corporates and other deposits that are currently excluded from the above privileged claims.
Any such general depositor preference would also affect any application of the Bail-In Tool, as such application is to be carried out in the order of the hierarchy of claims in normal insolvency proceedings. Accordingly, this would mean that following any such amendment of the insolvency laws of Spain to establish a general depositor preference, any resulting write-down or conversion of senior preferred claims (créditos ordinarios preferentes) by the Relevant Spanish Resolution Authority would be carried out before any write-down or conversion of the claims of depositors such as those of large corporates that previously would have been written-down or converted alongside such senior preferred claims (créditos ordinarios preferentes). By removing the requirement for such deposits to be written-down or converted in this manner, one of the stated objectives of this proposed amendment is to reduce the likelihood of deposits generally needing to be included in any such write-down or conversion upon any application of the Bail-In Tool and improve the process for the application of the Bail-In Tool.
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
On June 14, 2023, BBVA announced that it had received a communication from the Bank of Spain regarding its MREL (Minimum Requirement for own funds and Eligible Liabilities) requirement, established by the SRB, which was calculated taking into account the financial and supervisory information as of December 31, 2021. In accordance with this MREL communication, BBVA must maintain, as from January 1, 2024, an amount of own funds and eligible liabilities equal to 22.11% of the total RWAs of its resolution group, on a sub-consolidated level (the “MREL in RWAs”) (compared to the MREL in RWAs requirement of 21.46% which was applicable as from January 1, 2022 taking into account the financial and supervisory information as of June 30, 2021). Within this MREL in RWAs, an amount equal to 13.50% of the total RWAs of BBVA’s resolution group must be met with subordinated instruments (the “subordination requirement in RWAs”) (the same as the subordination requirement in RWAs which was applicable as from January 1, 2022). The MREL in RWAs and the subordination requirement in RWAs do not include the combined capital buffer requirement which, according to applicable regulations and supervisory criteria, is 3.36% as of December 31, 2023, considering exposures subject to the calculation of the countercyclical buffer as of December 31, 2023.
In addition, BBVA must maintain, as from January 1, 2022, an amount of own funds and eligible liabilities in terms of the total exposure considered for calculating the leverage ratio equal to 7.27% (the “MREL in LR”) of which 5.61% in terms of the total exposure considered for calculating the leverage ratio shall be satisfied with subordinated instruments (the “subordination requirement in LR”).

As of the date of this Annual Report, no MREL Pillar 2 requirement has been imposed on BBVA. Given the own funds and eligible liabilities structure of BBVA’s resolution group as of December 31, 2023, the amount of own funds and eligible liabilities stood at 26.36% of the RWAs of its resolution group, at the sub-consolidated level, complying with the aforementioned MREL in RWAs requirement, and the amount of subordinated instruments was equal to 21.84% of the RWAs of it resolution group, at the sub-consolidated level, complying with the subordination requirement in RWAs.
In addition, as of December 31, 2023, the amount of own funds and eligible liabilities of BBVA in terms of the total exposure considered for calculating the leverage ratio stood at 10.94% and the amount of subordination instruments in terms of the total exposure considered for calculating the leverage ratio stood at 9.06%, complying with the MREL in LR and the subordination requirement in LR, respectively.
The resolution group consists of BBVA and its subsidiaries belonging to the same European resolution group and, as of December 31, 2023 (the currently applicable reference date), the RWAs of the resolution group amounted to €214,757 million and the total exposure considered for calculating the leverage ratio amounted to €517,470 million.
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
SRF has been gradually built up during the first eight years (2016-2023) and has reached the target level of at least 1% of the amount of covered deposits of all credit institutions within the Banking Union by December 31, 2023.
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
The Intergovernmental Agreement (“IGA”) acknowledges that situations may exist where the means available in the SRF are not sufficient to undertake a particular resolution action, and where the ex-post contributions that should be raised in order to cover the necessary additional amounts are not immediately accessible.
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

Capital Management
Basel Capital Accord - Economic Capital
The Group’s capital management is performed at both the regulatory and economic levels. Regulatory capital management is based on the analysis of the capital base and the capital ratios (CET1, Tier 1, etc.) using the BIS Framework rules and the CRR. See Note 32 to our Consolidated Financial Statements.
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
Concentration of Risk
In accordance with Article 392 of Regulation (EU) 2013/575, later amended by Regulation (EU) 2019/876, (“CRR II”), an institution's exposure to a client or a group of connected clients shall be considered a large exposure where the value of the exposure is equal to or exceeds 10% of its Tier 1 capital.
Additionally, according to Article 395 of CRR II an institution shall not incur an exposure, after taking into account the effect of the credit risk mitigation in accordance with Articles 399 to 403, to a client or a group of connected clients the value of which exceeds 25% of its Tier 1 capital. Where that client is an institution or where a group of connected clients includes one or more institutions, that value shall not exceed 25% of the institution's Tier 1 capital or €150 million, whichever is higher, provided that the sum of exposure values, after taking into account the effect of the credit risk mitigation in accordance with Articles 399 to 403, to all connected clients that are not institutions does not exceed 25% of the institution's Tier 1 capital.
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
Although banks are not legally required to seek prior approval from the Bank of Spain or the ECB before declaring dividends (despite distributions from the share premium account, which are subject to prior approval), we inform each of them on a voluntary basis upon the declaration of a dividend.
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
Principal Markets
The following is a summary of certain additional laws and regulations applicable to BBVA’s operations in Spain, Mexico, Turkey and the United States.
Spain
BBVA’s operations in Spain are subject to European Union-wide and Spanish national regulations. Spain has a broad regulatory framework designed to ensure consumer protection and enhance transparency. Finance and deposits products are subject to both general consumer and product-specific laws which, in certain circumstances, differentiate between consumers and non-consumers.
The provision of payment accounts and services in Spain is subject to various regulations, most of which transpose European legislation, such as Directive (EU) 2015/2366 (“PSD 2”) (transposed by means of Royal Decree-Law 19/2018, of November 23, on Payment Services) and Directive (EU) 2014/92 (transposed by means Royal Decree-Law 19/2017, of November 24, on basic payment accounts, transfer of payment accounts and comparability of fees). Such regulations lay down minimum information requirements for providers of payment accounts and services as well as certain transparency provisions with regard to fees. A significant development in relation to the implementation of PSD 2 is a requirement to allow third parties access to accounts to provide account information and payment initiation services, provided they have a customer’s consent.
Regarding loans, there are separate regulations applying to consumer loans and residential loans which are, in both cases, mainly derived from European legislation, including Directive (EU) 2008/48 (relating to credit agreements for consumers) (transposed by means of Law 16/2011, of June 24, on Consumer Credit Contracts) and Directive (EU) 2014/17 (relating to credit agreements for residential immovable property). In 2019, Law 5/2019, of March 15, regulating real estate credit agreements (“Law 5/2019”) was passed, transposing Directive 2014/17. It applies to individuals, whether or not they are consumers, and sets limits on default interest, early maturity and early repayment fees, and provides a comprehensive framework of pre-contractual information provisions. Law 5/2019 also requires that a notarial act shall be granted prior to signing a residential credit agreement in which the notary verifies that the bank has fulfilled all of its legal pre-contractual information obligations and that the borrower has understood all the clauses contained in the European Standard Information Sheet (“ESIS”).

The regulatory framework also includes specific regulations designed to protect the most vulnerable customers, such as the requirement for banks to offer basic accounts to customers without access to ordinary bank accounts. Basic accounts may be free of charge or have a maximum monthly cost of three euros. In the area of mortgage lending, there is a Code of Good Practices regulated by Royal Decree-Law 6/2012 (“CGP 6/2012”) to be adhered to by financial entities to facilitate the refinancing of mortgage debt by debtors who suffer extraordinary difficulties in meeting their payment obligations including features such as (i) a five (5)-year grace period for the repayment of principal; (ii) a reduction in the interest rate applicable during the grace period; and (iii) an extension of the term of the mortgage loan up to a maximum of forty (40) years from its inception. Additionally, for those debtors for whom such refinancing does not prove to be viable, the following measures are contemplated: (i) a reduction (forgiveness) of part of the debt or (ii) the dation in payment (handing over) of the home securing the mortgage loan may be offered in exchange for the cancellation of the outstanding debt. Royal Decree-Law 19/2022, of November 22, introduced amendments to the CGP 6/2012, making it possible for a new, larger group of debtors to qualify for the CGP 6/2012, but limiting the grace period for the repayment of principal to two (2) years. The interest rate applicable during the grace period shall be slightly lower than the one debtors had been paying (the rate will be such as to reduce the net present value of the loan by 0.5%). The term of the loan may be extended up to a maximum of seven (7) years (with a maximum limit of forty (40) years from its inception).
On December 28, 2023, Royal Decree-Law 8/2023 was published, Article 1 of which amended the First Additional Provision of Royal Decree-Law 19/2022, extending until December 31, 2024 the suspension of any bank fees and commissions chargeable upon the early repayment or amortization of variable rate mortgage loans or the conversion from variable to fixed rate mortgage loans.
Additionally, on December 29, 2023, a Resolution of the Secretary of State for the Economy was published by virtue of which (i) the group of debtors that may qualify for the CGP 6/2012 was further extended; in particular, the maximum income allowed per family unit has been increased to 4.5 times the Spain’s Public Income Indicator for Multiple Effects (IPREM) and (ii) it was clarified that, under the CGP 6/2012, a debtor may request all or any of the following: (i) extension of the term of a loan up to a maximum of 7 years (without exceeding the maximum of 40 years from its formalization); and (ii) keeping mortgage repayment amounts unchanged for 12 months.
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
New Proposed Financial Customer Defense Authority
In December 2023, the legislative procedure to pass the regulation establishing an independent administrative authority (the “Authority”) for the defense of financial customers was resumed following the July 2023 general elections. The legislative procedure is expected to be completed in 2024. The below discussion is based on the latest proposal as of the date of this Annual Report, and any final resolution (if passed) may include additional or different provisions.
Based on the current proposal, the Authority will have faculties to hear and adopt binding resolutions, with respect to financial entities only, in connection with claims of financial customers or potential customers (i) not exceeding 20,000 euros, regarding breaches of conduct regulations (included voluntary codes of good practices) and abusive clauses; or (ii) with an undetermined amount (this will need to be further developed by subsequent regulation). The Authority’s resolution will not be binding when the amount of the claim is equal to or greater than 20,000 euros or is related to good practices. In relation to abusive clauses, the Authority will decide on the existence of abusive clauses if these have been previously declared as such by the Supreme Court and the Court of Justice of the European Union and a final ruling has been registered with the Spanish registry of general terms and conditions of contracting.

The Authority shall resolve complaints from individuals and companies, including potential customers. Resolutions may be appealed, regardless of whether they are binding or not, before the civil courts in Spain.
With respect to claims of an economic nature, the resolution may order the refund of amounts determined to be unduly charged, plus interest for late payment. With respect to other claims (of a non-economic nature), the resolution may establish a compensation of an amount ranging from 100 to 2,000 euros. In addition, guidelines for compensation will be established.
The Authority may impose penalties for non-compliance with its resolutions (from 500,000 to 2,000,000 euros). Additionally, sanctions could be imposed on managers and directors (from 250,000 to 1,000,000 euros).
The Authority will be entirely financed by financial entities, which will be required to pay a varying annual fee based on the number of complaints filed against them, and the number of complaints resolved against them, in the preceding year. In particular, 40% of the costs incurred by the Authority in a given year will be distributed among institutions on a pro rata basis based on their respective weight within the absolute number of complaints brought in such year, while 60% of the costs will be distributed on a pro rata basis based on their respective weight within the absolute number of complaints resolved in favor of customers brought in such year.
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
Real Estate Regulation
With regard to the real estate sector, the Spanish government and the governments of several autonomous communities in Spain, such as Valencia and Navarra, have taken measures to improve access to housing, either by supporting public housing or by protecting mortgage holders and/or occupants of dwellings that are in a vulnerable situation.
This includes measures such as the suspension of evictions and the requirement to comply with certain notifications and intermediation processes as a compulsory procedure prior to the filing of foreclosure or eviction lawsuits on primary residences, all in order to ascertain the socio-economic situation of the affected persons and to offer certain assistance in cases of vulnerability. In addition, in relation to rentals, limitations have been introduced on rental prices in certain areas to be determined by the autonomous communities, as well as additional extensions to the duration of contracts for vulnerable tenants, which will be compulsory for large landlords.
Investment Services
Several European Union’s sustainability initiatives are expected to significantly impact the asset management and retail investment services business during 2023. Firstly, asset managers must complete the templates of ESG disclosures set out by the delegated act supplementing the EU Sustainable Finance Disclosure Regulation (“SFDR”). At an entity level, this means that asset managers shall start reporting the principal adverse impacts of their investments based on numerous ESG indicators whose availability may be still limited in certain cases; at a product level, this means that asset managers shall complete the required pre-trade documentation, and provide the relevant web and periodic information regarding light and dark green funds in accordance with new stringent disclosure requirements. Moreover, as a complement to the modifications of MiFID II approved in 2021, during 2023 the European Securities and Markets Authority (“ESMA”) published an update of the guidelines on the suitability requirements, which details how clients’ sustainability preferences are to be obtained and assessed.
Also in the asset management sector, Law 11/2021, of July 9, 2021, on measures to prevent and combat tax fraud, impose new requirements for Spanish SICAVs (public limited companies whose object is to invest in financial assets). For this reason, the majority of the Spanish SICAVs managed by the Group were liquidated in 2022 and, in 2023, the shareholders of such SICAVs reinvested the proceeds in other assets.

Recent developments in financial services legislation include the following:
–Directive 2014/65/EU on markets in financial instruments (MiFID II): The European Union passed Directive 2021/338, which amended MiFID II, with a focus on the reduction of potential administrative burdens in the context of the provision of financial services. The Directive should have been implemented by Member States by November 28, 2021 and be applicable from February 28, 2022. However, Spain did not implement these changes until 2023, with the publication and entry into force of the Law 6/2023 on the Securities Markets and Investment Services and delegated regulation.
–The European Commission, the European Parliament and the European Council have agreed on certain amendments to be made to MIFID II and Regulation (EU) No 600/2014 on markets in financial instruments (MiFIR). The vast majority of the changes relate to MiFIR, where some existing obligations are removed or alleviated. In particular, the pre-transparency obligation is limited to equity products and products subject to the clearing obligation. The systematic internalized figure is also reduced in its scope and, as an alternative, the figure of the designated publishing entity is created to facilitate the buy-side compliance with post-transparency rules. These changes are pending publication in the Official Journal of the EU and need to be further developed by level 2 legislation, especially changes related to MiFIR. ESMA has 18 months to propose level 2 legislation to the European co-legislators.
–The European Commission has published a regulatory package called Retail Investment Strategy (“RIS”) which aims to increase the participation of retail investors in European capital markets. MiFID II is included among the different Directives to be reviewed, with relevant changes proposed in retail investor protection. The amendment of MiFID II is not expected to be approved in 2024 and its content is likely to undergo relevant changes given the differing public positions of the various EU co-legislators.
–Regulation (EU) 1286/2014 (the “PRIIPs Regulation”) which became applicable on January 1, 2018 for packaged retail and insurance-based investment products (“PRIIPs”) except UCITS (Undertakings for the Collective Investment in Transferable Securities), started to apply to UCITS from December 31, 2022. The PRIIPs Regulation requires product manufacturers to create and maintain key information documents (“KIDs”).
In addition, as part of the RIS, the European Commission has published a proposal to amend the PRIIPs Regulation. The proposed changes are mainly focused on providing alternatives for the use of digital channels and the inclusion of a new ESG section within the KID.
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
Pension Funds
Regarding the pension funds sector, the government is promoting a significant modification of the regulation of the private pension system aimed at boosting occupational retirement institutions and penalizing individual pension plans. This modification has resulted in the following: (i) first, in a reduction of the contribution limits in private social security schemes: the maximum contribution has been reduced, from €8,000 to €1,500 per year; and (ii) second, the enactment of Law 12/2022, of June 30, regulating public-promoted occupational retirement institutions and simplified pension plans. That law seeks to boost the occupational retirement institutions by creating a new category of institutions which would be publicly promoted. BBVA and BBVA Asset Management (a fully-owned subsidiary of BBVA) have been appointed, along with other non-Group entities, as depositary and management entities of three of the newly created institutions after a public bidding process.
Benchmarks – IBOR reform
The public and private sectors have been fully involved during the past few years in the interbank offered rates (“IBORs”) reform led by the Financial Stability Board. BBVA set up an internal working group to analyze the potential impact of the IBORs reform and actions to be taken in relation thereto. In this regard, changes were made to legacy contracts (mainly those linked to LIBOR and EONIA) and in the templates for new agreements in order to avoid or reduce the exposure to IBORs. BBVA has been actively collaborating in the IBOR transition, supporting and participating in the sectorial working groups, and amending contracts with its counterparties. In this regard, BBVA has carried out a process of communication and contact with its counterparties to modify contract terms using different mechanisms: through the inclusion of addenda to the contracts, the adherence to industry standard protocols, the transition of operations by clearing house, the cancellation of contracts and subscription of new ones, and through other legislative mechanisms. See Note 7.3.4 to our Consolidated Financial Statements for additional information.

The internal IBORs reform project was finalized in October 2023 and the internal working group that centralized the analysis and actions to be undertaken has been dissolved. Any remaining exposure to LIBOR (which BBVA does not consider material in terms of its amount) will be managed by the relevant BBVA entity.
In October 2023, the European Commission published a proposal to amend the existing Regulation (EU) 2016/1011 of the European Parliament and of the Council of June 8 on indices used as benchmarks in financial instruments and financial contracts or to measure the performance of investment funds (“BMR”). The proposal is at a very early stage and may change as a result of future discussions among the European Commission, the European Parliament and the European Council. However, the reform is not expected to have a significant impact on BBVA activity, as the proposal generally reduces the scope and set of obligations currently included in the BMR.
Temporary Tax on Credit Institutions in Spain
On December 28, 2022, the Law for the establishment of the temporary tax on credit institutions and financial credit establishments was published in the Official State Gazette.
This law establishes a temporary tax on extraordinary profits applicable to credit institutions operating in Spain during the years 2023 and 2024 whose aggregate interest income and fee and commission income in 2019 was €800 million or more.
The amount to be paid under such temporary tax on extraordinary profits is the result of applying the percentage of 4.8% to the sum of the net interest income and fee and commission income and expense derived from the activity carried out in Spain, as shown in the income statement of the tax consolidation group to which the credit institutions belongs, corresponding to the calendar year prior to the year in which the obligation to make such a payment arose. The payment obligation arises on the first day of the calendar year of fiscal years 2023 and 2024.
The impact of the payment required to be made by BBVA on account of this temporary tax in 2023 amounted to €215 million and was recorded under “Other operating expense” in the consolidated income statement (see Note 42 to the Consolidated Financial Statements). The estimated impact corresponding to the year 2024 is €285 million and will be recorded in the first quarter of 2024 in such caption of the consolidated income statement.
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
On July 20, 2021, the European Commission presented an ambitious package of legislative proposals to strengthen the EU’s anti-money laundering and countering the financing of terrorism rules. The legislative package is being discussed by the European Parliament and Council as part of its legislative process. One of the proposals (the revision of the 2015 Regulation on Transfers of Funds) has already been approved.
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
For BBVA, the GDPR has affected directly the way we manage internal and external processes. Due to the incremental use of new technologies in almost any process carried out by the Group, where personal data of individuals are usually involved, we have had to introduce multiple changes. The GDPR’s accountability requirements to comply with data protection principles and to be able to demonstrate such compliance, have led to an increased uptake of implementing and revising our privacy management processes, from the way in which consent is obtained from the client, to the implementation of processes to put into effect new rights.

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
Furthermore, GDPR obligations and requirements to notify breaches to authorities and individuals under different circumstances meant that BBVA had to review and enhance our existing data security measures and programs and also to update BBVA’s breach response plans and notification procedures, while training staff and management.
Mexico
BBVA’s operations in Mexico are highly regulated. The Mexican regulatory framework for financial and banking activities aims to ensure the stability of the financial system and combat money laundering, as well as to provide consumer protection and transparency in the provision of financial services.
The provision of financial and deposit products is mainly regulated in the Banking Law and provisions issued by the National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores or “CNBV”) and BANXICO, where CNBV issues prudential regulation and BANXICO regulates banking transactions, including financial and deposit products. In addition, the Financial Services Transparency (LTOSF) and Regulation Law contains provisions regarding transparency and consumer protection.
The regulatory framework for capital markets includes specific regulations designed to develop the stock market in an equitable, efficient and transparent manner, protect the interests of investors and promote competition, and minimize systemic risk.
Regarding asset management, regulation encourages the creation and development of investment companies and promotes the strengthening and the decentralization of the stock market by facilitating the access of small and medium investors. It also establishes the rules for the organization and operation of investment funds, the intermediation of their shares in the stock market, and the organization and operation of the people who provide asset management services.
During 2023, the CNBV amended the credit risk regulation to introduce, among others: (i) the concept of “Large Exposures”, providing that financial institutions shall consider within this category those individuals or groups whose “common risk” exceeds 10% of a bank’s core net capital; (ii) financing limits to individuals or groups within the “Large Exposures” category and the methodology for their calculation; (iii) the obligation of financial institutions to comply with risk capital requirements when they retain the right to cash flows generated by collateralized assets and securities; and (iv) the regulatory reports that financial institutions shall furnish to the regulator identifying their “Large Exposures”.
In addition, BANXICO issued multiple amendments to the rules applicable to over-the-counter (OTC) derivative operations. The most relevant changes included: (i) broadening counterpart options; (ii) allowing unleveraged Credit Default Swaps and Total Return Swaps; (iii) introducing margin exchange for non-centrally cleared derivatives with state-owned enterprises and development banks; (iv) setting minimum thresholds and amounts for initial margins; (v) specifying accepted collateral and minimum capacities; (vi) defining collateral valuation processes and early termination settlement; (vii) eliminating the use of the representative rate for credit operations between banks calculated by BANXICO “TIIE” at 28, 91 and 182 days; and (viii) incorporating the definition of “Funding TIIE” (at 1 banking business day).
Additionally, Congress passed a bill to modify: (i) the Securities Market Law to facilitate the issuance and registration of securities by small and medium-sized companies, and (ii) the Investment Funds Law for the creation of Hedge Funds. The bill was approved and published in December 2023 and regulators must pass regulations that develop this law within one year.
Finally, Congress is discussing modifications to the LTOSF to prohibit the charging of ATM fees to clients of banks other than the bank owning the corresponding ATM. If the proposed modifications were approved without providing for a way for financial institutions to be reimbursed for the operating, infrastructure and financial costs of such transactions, this could have a material adverse effect on the Group’s business, financial condition and results of operations in Mexico.

In December 2020, the Investigative Authority (“IA”) of the Federal Economic Competition Commission (Comisión Federal de Competencia Económica or “COFECE”) published a preliminary opinion on its investigation regarding the card payments’ market identifying four potential barriers to competition that prevent the entry and increase costs for new market participants that hinder innovation and investment and increase merchant acquisition costs. Among other measures, COFECE’s IA proposed ordering that banks divest at least 51% of their stakes in card payment clearing houses (Prosa and E-Global), and that BANXICO and the CNBV eliminate regulatory obstacles and issue regulations to ensure competition. In July 2023, the COFECE’s Board issued a resolution in which it (i) rejected the proposed divestment; (ii) recommended that regulators make regulatory modifications; and (iii) ordered clearing houses to implement a compliance program and appoint an antitrust compliance officer. Separately, in October 2022, COFECE announced that in April 2022 it had started an investigation regarding collusion practices in credit card transactions with deferred monthly payments at zero interest rate. The investigation could extend up to October 2024. As of the date of this Annual Report, BBVA has not been notified or otherwise required to participate or provide any information in the context of this investigation.
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
In general, the rules applicable to products and services that banks in Turkey offer to consumers are more stringent than rules applicable with respect to commercial and corporate banking customers. Besides general consumer protection regulations, there are specific regulations of the Banking Regulation and Supervision Agency (“BRSA”) on banking consumers. Since 2021, the regulations that were introduced in 2020 authorizing the Central Bank of the Republic of Turkey (“CBRT”) to impose restrictions regarding certain fees and commissions that may be charged to customers have been amended. On September 23, 2022, the Procedures and Principles Regarding Fees to be Collected by Banks from Commercial Customers entered into force (through Communiqué No. 2020/4 and further amendments), establishing maximum limits with respect to loan allocation and loan disbursement fees.
In April 2020, BRSA issued a recommendation to protect the value of the Turkish lira through ensuring that the customers who are granted cash loans, do not use the loan amounts for buying foreign currency or gold, opening time deposit accounts, investing in securities or repurchase agreements and transferring such funds abroad other than with an export purpose. Furthermore, to protect Turkish lira-denominated deposits from volatility in exchange rates, the Communiqué on Supporting the Conversion of Turkish Lira Deposits and Participation Accounts (No: 2021/14) regulating the Foreign Currency Protected Turkish Lira Deposit Account product was amended in 2022. Accordingly, domestic legal entities could open Turkish Lira Deposit and Participation Accounts with their existing balances in banks between December 31, 2021 and June 30, 2022. With the amendment on December 1, 2023, this date range was deleted altogether as per the Communiqué on Amending the Communiqué on Supporting the Conversion of Turkish Lira Deposits and Participation Accounts. As per the latest amendments in December 2023, the CBRT determined that domestic legal entities may open Turkish Lira Deposit and Participation Accounts with their existing balances already held at banks in other currencies since June 30, 2023. According to the CBRT letter dated December 29, 2023 addressed to banks in Turkey, no new accounts in this nature will be opened after January 1, 2024.
Since November 2020, the CBRT establishes the interest applicable to credit cards, which is also applied to overdraft accounts, on the last fifth business day of each month. Floating interest rates can be applied to Turkish lira deposits with a maturity of three months or more, and to foreign currency deposits with a maturity of more than six months. Pursuant to CBRT legislation, banks are free to determine the interest rates on deposits and loans. However, the yearly interest rate on current deposit accounts may not exceed 0.25%, significantly below the inflation rate (64.77% in December 2023).
Substantial amendments were introduced to the Regulation on Payment Services and Electronic Money Issuance and Payment Service Providers and to the Communiqué on Information Systems of Payment and Electronic Money Institutions and Data Sharing Services of Payment Service Providers in Payment Services Area on October 7, 2023. The amendments added the definition of digital wallet to the legislation and include regulation on digital wallet services. The amendments also amend the procedures that institutions must follow when remotely verifying the identity of a person involved in a transaction conducted by means of remote communication and include procedures for the transfer of data to relevant third parties abroad, upon the request or instruction from a customer, in connection with a payment transaction.

The Decision of the Board of the Public Oversight, Accounting and Auditing Standards Authority (POA) on the implementation of the Turkish Sustainability Reporting Standards (“TSRS”) was published on December 29, 2023 and entered into force as of January 1, 2024. The Decision regulates the scope of the implementation of TSRS 1 “General Provisions on Disclosure of Sustainability Related Financial Information” and TSRS 2 “Climate Related Disclosures” standards that organizations, institutions and entities in Turkey must consider when preparing their sustainability reports. The aim of the TSRS is to enhance access to green financing for enterprises established in Turkey and they were determined by the POA by considering the International Sustainability Reporting Standards.
Two new regulations entered into force on January 1, 2024: the Regulation on Lending Transactions of Banks, which regulates the procedures and principles applicable to loans made by banks in Turkey, and the Regulation on the Determination of Risk Groups and Loan Limits, which sets out the procedures and principles for determining risk groups and calculating loan limits on a consolidated and an unconsolidated level. Both regulations replace the relevant provisions of the Regulation on Lending Transactions of Banks of November 1, 2006, which have been split into these two new separate regulations. The regulations aim to ensure the full harmonization of banking legislation with Basel III standards. Accordingly, more comprehensive and stricter rules are included for the determination of risk groups and loan limits.
A regulation amending the Regulation on Consumer Loan Agreements was published on September 23, 2022. Changes regarding the required preliminary information to be provided to borrowers and the mandatory content of the fixed term consumer loan agreement entered into force on January 1, 2023, while other changes entered into force on October 1, 2022. As a result of the amendments made to the Regulation on Consumer Loan Agreements, the scope of the information required to be included in the information form given to the consumers with respect to the relevant loan was expanded. Further, loan-related insurances can be entered into only upon the relevant consumer’s request.
On January 15, 2023, the CBRT amended the Communiqué on Reserve Requirements so that (starting with the maintenance period starting on February 3, 2023), the reserve requirement rate for Turkish Lira deposit accounts and participation accounts held by certain customers with maturities longer than three months is 0%. Additionally, if there is an increase (compared to January 6, 2023, based upon a calculation to be made on the last Friday of every two-week period) in a bank’s foreign currency-denominated liabilities with maturities longer than six months provided directly from abroad6, the reserve requirement rate for such increased amount is 0% until December 20, 2024. On September 14, 2023, the CBRT amended the Communiqué Regarding Reserve Requirements (effective as of September 1, 2023) to require banks to hold mandatory reserves at the rate of 25% for foreign exchange protected Turkish Lira-denominated deposit accounts with an original maturity of up to six months and 5% for those with a longer maturity. However, on November 2, 2023, the CBRT further amended the Communiqué Regarding Reserve Requirements (effective as of October 27, 2023) and increased such rates by 500 basis points. On August 20, 2023, the CBRT again amended the Communiqué Regarding Reserve Requirements (effective as of August 18, 2023) to increase reserve requirement ratios for foreign currency-denominated deposits and participation funds (excluding those obtained from banks abroad) on demand or with a maturity of up to (and including) one month from 25% to 29%, and on November 2, 2023 (effective as of October 27, 2023) increased again such ratio from 29% to 30%. In addition, the November 2, 2023 amendment also increased the reserve requirement ratios applicable to foreign currency-denominated deposits and participation funds (excluding those obtained from banks abroad) with a maturity of: (a) more than one month and up to (but excluding) one year, from 25% to 26% and (b) one year or more, from 19% to 20%. This amendment also introduced an additional reserve requirement of 4% (to be deposited in Turkish Lira in CBRT for all foreign currency-denominated deposits and participation funds (excluding those obtained from banks abroad) regardless of their maturities. This reserve requirement was increased to 8% as of January 2024.
6 Per the Communiqué on Reserve Requirements, the liabilities subject to reserve requirement are as follows: (i) Deposits/participation funds (ii) funds from repo transactions (except those received from Borsa Istanbul markets), (iii) loans obtained (except the loans guaranteed by the Treasury of the Republic of Türkiye) (iv) securities issued (v) subordinated debt that are not taken into account into the calculation of own funds (vi) liabilities to the head office located abroad (vii) debt to contracted merchants due to credit card transactions (viii) borrower funds of investment Banks.

Pursuant to an amendment to the Regulation on the Maintenance of Securities made on December 22, 2023, each bank in Turkey (including Garanti BBVA) is required to hold an amount of securities (consisting of Turkish lira-denominated long-term government debt securities and lease certificates issued by the Leasing Company of Under secretariat of Treasury) equal to 4% of the amount of the foreign currency deposits, participation funds and precious metals accounts held by the customers with such bank as well as the funds from foreign exchange-denominated repo transactions. As per the amendments introduced in 2023 by the CBRT each Turkish bank must hold additional Turkish lira-denominated securities issued by the Turkish government if the conversion rate from foreign currency deposits to Turkish lira deposits is below a certain percentage (10% as of August 2023). In short, lenders are being mandated to convert such percentage of their foreign currency deposits into Turkish lira or increase their holdings of government bonds equivalent to the amount they failed to convert. This requirement will not apply to banks whose aggregate deposits/participation fund size in foreign currency is below an amount determined by the CBRT from time to time. In addition, the CBRT announced that from October 27, 2023, each Turkish bank is required to pay an annual fee to the CBRT in an amount up to 11% of the reserves required to be held by such bank with respect to its foreign currency deposits. The CBRT continues to issue letters and instructions to further clarify the implementation of these requirements on a regular basis.
In December 2023, the Tax Procedure Law was amended with respect to the inflation-adjustment calculations with the aim of eliminating the effects of ongoing high inflation on financial statements and mitigating the adverse effects of inflation in taxation (as inflation results in tax revenue losses for the government).
With this recent amendment, the difference between profit/loss arising from the inflation adjustments for the 2024 and 2025 accounting periods (including the temporary tax periods) will not be taken into account in determination of the earnings of the banks, companies within the scope of the Financial Leasing, Factoring, Financing and Savings Financing Companies Law No. 6361, payment and electronic money institutions, authorized foreign exchange institutions, asset management companies, capital market institutions, insurance and reinsurance companies, pension companies. It can be concluded that the aforementioned institutions will make inflation adjustments in 2024 and 2025 and may apply depreciation over the adjusted values, however, they will not be able to take into account the profits or losses that will arise as a result of the inflation adjustment in determining their earnings.
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
U.S. Bank Regulation
Because BBVA maintains a branch in the United States, BBVA is a foreign banking organization and a bank holding company within the meaning of the U.S. Bank Holding Company Act of 1956, as amended (the “BHC Act”) and the International Banking Act of 1978, as amended (the “IBA”), and as a result, BBVA is subject to regulation and supervision by the Board of Governors of the Federal Reserve System (the “Federal Reserve”). BBVA has also elected to be treated as a financial holding company. To continue to be treated as a financial holding company, each of BBVA and BBVA Bancomer, S.A. must maintain certain regulatory capital ratios above minimum requirements and must be deemed to be “well-managed” for U.S. bank regulatory purposes.
As a bank holding company, BBVA’s direct and indirect activities and investments in the United States are limited to banking activities and certain non-banking activities that are “closely related to banking”, as determined by the Federal Reserve, and certain other activities permitted under the BHC Act and IBA. As a bank holding company that has elected to be treated as a financial holding company, BBVA can also engage in direct and indirect activities and investments in the United States that are “financial in nature”, as determined by the Federal Reserve, and certain other activities permitted under the BHC Act and IBA. BBVA is required to obtain the prior approval of the Federal Reserve before acquiring, directly or indirectly, the ownership or control of more than 5% of any class of voting securities of any U.S. bank or bank holding company.

BBVA’s non-FDIC insured New York branch is supervised by the Federal Reserve through the Federal Reserve Bank of New York, as well as licensed and supervised by the New York State Department of Financial Services. BBVA Bancomer, S.A.’s agency office in Houston, Texas is a non-FDIC insured agency office of BBVA Bancomer, S.A., an indirect subsidiary of BBVA, which is licensed under the laws of the State of Texas and supervised by the Texas Department of Banking and the Federal Reserve Bank of Dallas. BBVA’s U.S. branch and agency are subject to additional liquidity requirements.
Sections 23A and 23B of Federal Reserve Act and Regulation W place various qualitative and quantitative restrictions on transactions between BBVA’s U.S. branch and agency and BBVA’s U.S. broker-dealer subsidiary with regard to extensions of credit, credit exposures arising from derivative transactions, and securities borrowing and lending transactions or engaging in certain other transactions involving the U.S. branch and agency. Such transactions must be on terms that would ordinarily be offered to unaffiliated entities, must be secured by designated amounts of specified collateral, and are subject to quantitative limitations.
As of December 31, 2020, under the Federal Reserve’s rules, BBVA became a Category IV foreign banking organization for purposes of the Federal Reserve’s enhanced prudential standards rules under Regulation YY. However, due to the USA Sale, as of the beginning of the second quarter of 2022, BBVA has had less than $100 billion in combined U.S. assets for each of the four most recent calendar quarters and therefore is no longer treated as a Category IV foreign banking organization. As a result, BBVA is no longer subject to the enhanced prudential standards applicable to Category IV foreign banking organizations under Regulation YY. Despite this change in status, BBVA continues to be subject to certain Federal Reserve regulations under Regulation YY related to its compliance with Spanish capital adequacy standards, risk management and governance requirements, and liquidity and capital stress testing requirements based on its worldwide total assets.
BBVA continues to be subject to U.S. resolution planning requirements following the USA Sale. Under Title I of the Dodd-Frank Act and implementing regulations issued by the Federal Reserve and the FDIC, BBVA must prepare and submit a plan for the orderly resolution of its U.S. subsidiaries and U.S. operations in the event of future material financial distress or failure (the “Title I Resolution Plan”). Based on its worldwide total assets, BBVA is required to file a reduced Title I Resolution Plan once every three years, with its next Title I Resolution Plan due July 1, 2025.
BBVA also continues to be subject to the Volcker Rule following the USA Sale. The Volcker Rule prohibits a foreign bank that maintains a branch or agency in the United States, such as BBVA, and its affiliates from (1) engaging in “proprietary trading” and (2) investing in or sponsoring certain types of funds (covered funds) subject to certain limited exceptions. The Volcker Rule regulations contain certain exemptions, including for market-making, hedging, underwriting, trading in U.S. government and agency obligations, and permit certain ownership interests in certain types of funds to be retained. They also permit the offering and sponsoring of funds under certain conditions. In the case of non-U.S. banking entities, such as BBVA, there is also an exemption permitting activities conducted solely outside of the United States, provided that certain criteria are satisfied. While, the Volcker Rule regulations impose significant compliance and reporting obligations on banking entities, BBVA is of the view that the impact of the Volcker Rule is not material to its business operations.
Derivatives
BBVA is registered as a “swap dealer” as defined in the Commodity Exchange Act and the regulations promulgated thereunder with the U.S. Commodity Futures Trading Commission (the “CFTC”), which subjects BBVA to regulation and supervision by the CFTC and the National Futures Association. In general, as a non-U.S. swap dealer, BBVA is not subject to all CFTC requirements, including certain business conduct standards, when entering into swaps with non-U.S. counterparties. In addition, subject to certain conditions, BBVA may comply with EU OTC derivatives requirements in lieu of certain CFTC requirements, including portfolio reconciliation, portfolio compression and trade confirmation requirements, pursuant to substituted compliance determinations issued by the CFTC.
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

Anti-Money Laundering; Office of Foreign Assets Control
A major focus of U.S. governmental policy relating to financial institutions in recent years has been aimed at combatting money laundering and terrorist financing. Regulations applicable to BBVA and certain of its affiliates impose obligations to maintain appropriate policies, procedures, and controls to detect, prevent, and report money laundering and terrorist financing. In particular, the Bank Secrecy Act, as amended by Title III of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (USA PATRIOT Act), requires financial institutions operating in the United States to, among other things, (a) give special attention to correspondent and payable-through bank accounts; (b) implement enhanced due diligence and “know your customer” standards for private banking and correspondent banking relationships; (c) scrutinize the beneficial ownership and activity of certain non-U.S., private banking and other high-risk customers (e.g., so-called politically exposed persons); and (d) develop and maintain anti-money laundering programs that include customer identification procedures, compliance policies, procedures, and internal controls to ensure the detection and reporting of money laundering and terrorist financing, the designation of a chief compliance officer, as well as training and audit functions. Financial institutions are also expected to maintain compliance programs designed to comply with economic sanctions administered by the United States Department of the Treasury’s Office of Foreign Assets Control. Failure of a financial institution to maintain and implement adequate anti-money laundering and sanctions compliance programs could have serious legal and reputational consequences for the institution.
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
The BBVA Group has the following activities, transactions and dealings with Iran requiring disclosure:
Iranian embassy-related activity. On a continuing basis, Banco Bilbao Vizcaya Argentaria, S.A. maintains a bank account in Spain for one employee of the Iranian embassy in Spain. This employee is a Spanish citizen. Estimated gross revenues for the year ended December 31, 2023, from this account, which include fees and/or commissions, totaled $56.96. The BBVA Group does not allocate direct costs to fees and commissions and therefore has not disclosed a separate profit measure.

C. Organizational Structure
For information on the composition of the BBVA Group as of December 31, 2023, see Note 1.1 to our Consolidated Financial Statements.
The companies comprising the BBVA Group are principally domiciled in the following countries: Argentina, Belgium, Chile, Colombia, France, Germany, Italy, Mexico, Netherlands, Peru, Portugal, Romania, Spain, Switzerland, Turkey, United Kingdom, the United States of America and Uruguay. In addition, BBVA has an active presence in Asia.
Below is a simplified organizational chart of BBVA’s most significant subsidiaries as of December 31, 2023.

Subsidiary	Country of Incorporation	Activity	BBVA Voting Power	BBVA Ownership	Total Assets (1)
			(In Percentages)		(In Millions of Euros)
BBVA MEXICO	MEXICO	Bank	100.00	100.00	150,904
GARANTI BBVA	TURKEY	Bank	85.97	85.97	56,900
BBVA PERU	PERU	Bank	92.24 (2)	46.12	24,471
BBVA COLOMBIA S.A.	COLOMBIA	Bank	95.47	95.47	23,218
BBVA SEGUROS S.A. DE SEGUROS Y REASEGUROS	SPAIN	Insurance	99.96	99.96	15,006
BBVA SEGUROS MÉXICO, S.A. DE C.V., GRUPO FINANCIERO BBVA MEXICO	MEXICO	Insurance	99.98	100.00	9,868
BBVA PENSIONES MEXICO, S.A. DE C.V., GRUPO FINANCIERO BBVA MEXICO	MEXICO	Insurance	100.00	100.00	8,446
BANCO BBVA ARGENTINA S.A.	ARGENTINA	Bank	67.00	66.56	6,738
GARANTIBANK BBVA INTERNATIONAL N.V. (3)	THE NETHERLANDS	Bank	85.97	100.00	5,735
BANCO BILBAO VIZCAYA ARGENTARIA URUGUAY S.A.	URUGUAY	Bank	100.00	100.00	3,750
(1)Information for non-EU subsidiaries has been calculated using the prevailing exchange rates on December 31, 2023.
(2)Subject to certain exceptions.
(3)BBVA owns 85.97% of Garanti BBVA, which in turn owns 100% of GarantiBank International N.V.
D. Property, Plants and Equipment
We own or rent a substantial network of properties in Spain and abroad, including 1,882 branch offices in Spain and, principally through our various subsidiaries, 4,067 branch offices abroad as of December 31, 2023 (1,886 and 4,154, respectively, as of December 31, 2022). As of December 31, 2023, approximately 47% of our branches in Spain and 72% of our branches abroad were rented from third parties pursuant to leases that may be renewed by mutual agreement (47% and 71%, respectively, as of December 31, 2022). For additional information on property, plants and equipment, see Note 17 to our Consolidated Financial Statements.

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
Interest income figures, when used, do not include interest income on non-accruing loans to the extent that cash payments have been received, as a result of the application of the interpretation issued by the International Financial Reporting Interpretations Committee (IFRIC) in its “IFRIC Update” of March 2019 regarding the collection of interest on impaired financial assets under IFRS 9 (Collection of interest on impaired financial assets). Loan fees are included in the computation of interest revenue. Interest income figures include “other income”, which amounted to €297 million, €501 million and €686 million for the years ended December 31, 2023, 2022 and 2021, respectively. For additional information on “interest and other income” see Note 37.1 to our Consolidated Financial Statements.
IFRS 17
As a result of the application of IFRS 17 as of January 1, 2023, selected statistical information for 2022 (including monthly data) was adjusted in order to make it comparable with the information as of and for the year ended December 31, 2023. However, information as of and for the year ended December 31, 2021 is presented following the policies and valuation criteria established by IFRS 4, which was applicable as of December 31, 2021.
USA Sale
The assets and liabilities of the companies included within the scope of the USA Sale were reclassified to “Non-current assets and disposal groups classified as held for sale” and “Liabilities included in disposal groups classified as held for sale”, respectively, from the time of the signing of the relevant share purchase agreement on November 15, 2020, until the completion of the USA Sale on June 1, 2021. However, in order to present annual average data for the year ended December 31, 2021 on a comparable basis, the beginning and month-end balances of the companies included within the scope of the USA Sale were not considered to calculate the average balances of all balance sheet items provided in this section for such year, and were included instead in the calculations of the average balances of “Non interest earning assets” and “Non interest bearing liabilities”, as applicable, until the completion of the USA Sale on June 1, 2021. The same approach was followed to calculate the respective “Interest” and “Average Yield” of balance sheet items. In particular, tables included under “—Average Balances and Rates”, “—Changes in Net Interest Income-Volume and Rate Analysis” and “—Interest Earning Assets—Margin and Spread” were prepared on this basis.
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

	Average Balance Sheet - Assets and Interest from Interest Earning Assets
	Year ended December 31, 2023			Year ended December 31, 2022			Year ended December 31, 2021
	Average Balance	Interest	Average Yield	Average Balance	Interest	Average Yield	Average Balance	Interest	Average Yield
	(In Millions of Euros, Except Percentages)
Total Assets (1)	748,459	47,850	6.39%	701,093	31,432	4.48%	678,563	23,015	3.39%
Interest-earning assets	694,361	47,850	6.89%	646,511	31,432	4.86%	583,660	23,015	3.94%
Cash and balances with central banks and other demand deposits	70,177	2,482	3.54%	70,719	722	1.02%	52,475	41	0.08%
Domestic	42,535	1,394	3.28%	41,286	191	0.46%	27,041	—	—
Foreign	27,642	1,088	3.94%	29,432	531	1.80%	25,434	41	0.16%
Financial assets held for trading	85,279	4,870	5.71%	68,297	2,082	3.05%	60,046	1,534	2.56%
Domestic	66,812	2,482	3.72%	52,114	507	0.97%	44,710	129	0.29%
Foreign	18,467	2,387	12.93%	16,182	1,575	9.73%	15,336	1,406	9.17%
Financial assets at fair value through other comprehensive income	62,677	3,791	6.05%	67,527	4,011	5.94%	69,167	2,263	3.27%
Domestic	32,682	777	2.38%	38,994	682	1.75%	50,280	602	1.20%
Foreign	29,995	3,014	10.05%	28,533	3,329	11.67%	18,887	1,661	8.80%
Financial assets at amortized cost	434,214	36,063	8.31%	397,207	23,800	5.99%	366,751	18,328	5.00%
Domestic	211,019	8,142	3.86%	203,286	3,732	1.84%	196,847	3,063	1.56%
Foreign	223,195	27,921	12.51%	193,920	20,068	10.35%	169,904	15,265	8.98%
Debt securities	44,609	1,415	3.17%	32,434	719	2.22%	35,615	704	1.98%
Domestic	29,407	748	2.54%	21,990	239	1.09%	22,240	171	0.77%
Foreign	15,202	667	4.38%	10,443	480	4.59%	13,375	534	3.99%
Loans and advances	389,605	34,648	8.89%	364,773	23,082	6.33%	331,136	17,623	5.32%
Central banks	5,720	508	8.88%	5,601	152	2.71%	5,541	462	8.35%
Domestic	30	1	3.33%	84	—	0.22%	132	—	0.06%
Foreign	5,690	507	8.91%	5,517	152	2.75%	5,409	462	8.55%
Credit institutions	16,595	1,451	8.75%	13,973	661	4.73%	12,460	359	2.88%
Domestic	9,472	828	8.74%	7,350	130	1.76%	6,276	11	0.18%
Foreign	7,123	623	8.75%	6,622	531	8.02%	6,184	347	5.62%
Government	22,478	1,427	6.35%	20,526	805	3.92%	19,360	491	2.53%
Domestic	12,541	323	2.58%	12,100	147	1.21%	12,408	123	1.00%
Foreign	9,937	1,104	11.11%	8,426	659	7.82%	6,952	367	5.28%
Other financial corporations	12,822	987	7.70%	12,093	453	3.75%	9,466	288	3.05%
Domestic	5,224	375	7.18%	5,929	109	1.84%	4,488	35	0.78%
Foreign	7,598	612	8.05%	6,164	344	5.58%	4,978	253	5.09%
Individuals	165,941	15,244	9.19%	155,150	11,222	7.23%	147,271	9,153	6.22%
Domestic	92,119	3,391	3.68%	93,586	1,868	2.00%	93,585	1,667	1.78%
Mortgages	70,392	2,217	3.15%	71,354	817	1.14%	73,806	642	0.87%
Other	21,727	1,174	5.40%	22,233	1,051	4.73%	19,779	1,025	5.18%
Foreign	73,822	11,852	16.05%	61,564	9,354	15.19%	53,686	7,486	13.94%
Mortgages	25,835	2,440	9.45%	22,733	1,865	8.20%	19,990	1,730	8.66%
Other	47,987	9,412	19.61%	38,831	7,489	19.29%	33,696	5,755	17.08%
Non-financial corporations	166,049	15,032	9.05%	157,430	9,788	6.22%	137,038	6,870	5.01%
Domestic	62,226	2,475	3.98%	62,247	1,240	1.99%	57,719	1,055	1.83%
Foreign	103,824	12,556	12.09%	95,183	8,549	8.98%	79,319	5,815	7.33%
Derivatives and other financial assets (2)	42,014	645	1.53%	42,761	817	1.91%	35,221	848	2.41%
Domestic	30,670	(121)	(0.39)%	31,634	304	0.96%	27,055	516	1.91%
Foreign	11,344	765	6.75%	11,127	513	4.61%	8,166	332	4.06%
Non interest earning assets (3)	54,098	—	—	54,582	—	—	94,902	—	—
(1)Foreign activity represented 45.12% of the total average assets for the year ended December 31, 2023, 43.13% for the year ended December 31, 2022 and 43.57% for the year ended December 31, 2021.
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

	Average Balance Sheet - Liabilities and Interest Paid on Interest Bearing Liabilities
	Year ended December 31, 2023			Year ended December 31, 2022			Year ended December 31, 2021
	Average Balance	Interest	Average Rate Paid	Average Balance	Interest	Average Rate Paid	Average Balance	Interest	Average Rate Paid
	(In Millions of Euros, Except Percentages)
Total liabilities (1)	748,459	24,761	3.31%	701,093	12,309	1.76%	678,563	8,329	1.23%
Interest-bearing liabilities	663,217	24,761	3.73%	621,332	12,309	1.98%	567,132	8,329	1.47%
Financial liabilities held for trading	76,280	3,424	4.49%	56,397	1,027	1.82%	48,615	439	0.90%
Domestic	60,308	2,087	3.46%	43,096	314	0.73%	36,675	50	0.14%
Foreign	15,972	1,337	8.37%	13,301	714	5.37%	11,940	389	3.26%
Financial liabilities at amortized cost	526,650	19,215	3.65%	504,309	9,335	1.85%	464,675	5,785	1.24%
Domestic	304,574	5,209	1.71%	308,508	1,602	0.52%	294,410	858	0.29%
Foreign	222,076	14,007	6.31%	195,801	7,733	3.95%	170,265	4,926	2.89%
Debt certificates	61,289	2,349	3.83%	54,687	1,681	3.07%	55,963	1,194	2.13%
Domestic	43,453	1,248	2.87%	39,005	728	1.87%	40,525	565	1.40%
Foreign	17,836	1,101	6.17%	15,682	953	6.08%	15,438	629	4.07%
Deposits	465,360	16,867	3.62%	449,622	7,654	1.70%	408,712	4,590	1.12%
Central banks	26,864	1,574	5.86%	49,586	601	1.21%	49,262	69	0.14%
Domestic	16,215	600	3.70%	42,239	140	0.33%	40,915	10	0.02%
Foreign	10,649	973	9.14%	7,347	461	6.28%	8,347	59	0.71%
Credit institutions	39,695	2,424	6.11%	25,701	904	3.52%	22,539	703	3.12%
Domestic	32,493	1,610	4.95%	17,479	274	1.57%	15,221	19	0.12%
Foreign	7,202	814	11.31%	8,222	631	7.67%	7,318	684	9.35%
Government	26,919	1,027	3.82%	22,830	621	2.72%	18,106	621	3.43%
Domestic	14,836	277	1.87%	12,068	17	0.14%	10,022	2	0.02%
Foreign	12,083	750	6.21%	10,762	604	5.61%	8,084	619	7.65%
Other financial corporations	26,665	1,418	5.32%	20,435	549	2.68%	19,740	287	1.45%
Domestic	13,192	716	5.43%	12,221	216	1.76%	12,115	125	1.03%
Foreign	13,473	703	5.21%	8,214	333	4.05%	7,625	162	2.13%
Individuals	236,151	5,461	2.31%	226,599	2,699	1.19%	207,828	1,704	0.82%
Domestic	143,506	294	0.20%	144,712	139	0.10%	137,554	129	0.09%
Foreign	92,645	5,168	5.58%	81,887	2,560	3.13%	70,274	1,575	2.24%
Non-financial corporations	109,066	4,962	4.55%	104,471	2,280	2.18%	91,237	1,207	1.32%
Domestic	40,880	464	1.13%	40,784	89	0.22%	38,058	9	0.02%
Foreign	68,187	4,498	6.60%	63,687	2,191	3.44%	53,180	1,198	2.25%
Provisions	2,494	174	6.97%	3,046	116	3.81%	3,958	71	1.80%
Domestic	2,217	100	4.51%	2,908	56	1.94%	3,780	20	0.53%
Foreign	277	74	26.63%	139	60	43.18%	178	51	28.62%
Derivatives and other financial liabilities (2)	57,793	1,948	3.37%	57,580	1,830	3.18%	49,884	2,034	4.08%
Domestic	34,796	844	2.43%	37,423	124	0.33%	34,571	110	0.32%
Foreign	22,997	1,104	4.80%	20,156	1,706	8.46%	15,313	1,924	12.56%
Non-interest bearing liabilities and Equity (3)	85,242	—	—	79,761	—	—	111,431	—	—
(1)Foreign activity represented 40.05% of the total average liabilities for the year ended December 31, 2023, 37.39% for the year ended December 31, 2022 and 37.94% for the year ended December 31, 2021.
(2)Includes “Insurance and reinsurance liabilities”, “Derivatives - Hedge accounting”, “Financial liabilities held for trading” and “Financial liabilities designated at fair value through profit or loss”.
(3)Includes “Tax liabilities”, “Liabilities included in disposal groups classified as held for sale” and “Other liabilities”.
Changes in Net Interest Income-Volume and Rate Analysis
The following tables allocate changes in our net interest income between changes in volume and changes in rate for the year ended December 31, 2023 compared with the year ended December 31, 2022, and the year ended December 31, 2022 compared with the year ended December 31, 2021. Volume and rate variance have been calculated based on movements in average balances over the period and changes in interest rates on average interest-earning assets and average interest-bearing liabilities. The only out-of-period items and adjustments excluded from such table are interest payments on loans which are made in a period other than the period in which they are due.

	2023 / 2022
	Increase (Decrease) Due to Changes in
	Volume (1)	Rate (2)	Net Change
	(In Millions of Euros)
Interest income
Cash and balances with central banks and other demand deposits	(6)	1,765	1,760
Domestic	6	1,197	1,203
Foreign	(32)	589	557
Financial assets held for trading	518	2,270	2,788
Domestic	143	1,833	1,976
Foreign	222	590	812
Financial assets at fair value through other comprehensive income	(288)	68	(220)
Domestic	(110)	206	96
Foreign	171	(486)	(316)
Financial assets at amortized cost	2,217	10,045	12,263
Domestic	142	4,268	4,410
Foreign	3,030	4,823	7,853
Debt securities	270	426	696
Domestic	81	429	509
Foreign	219	(31)	187
Loans and advances	1,571	9,995	11,567
Central banks	3	353	356
Domestic	—	1	1
Foreign	5	351	355
Credit institutions	124	666	790
Domestic	37	661	698
Foreign	40	52	92
Government	77	545	621
Domestic	5	171	177
Foreign	118	327	445
Other financial corporations	27	507	534
Domestic	(13)	279	266
Foreign	80	188	268
Individuals	781	3,241	4,022
Domestic	(29)	1,553	1,524
Mortgages	(11)	1,412	1,401
Other	(18)	141	123
Foreign	1,863	635	2,498
Mortgages	254	321	575
Other	1,608	315	1,923
Non-financial corporations	536	4,707	5,243
Domestic	—	1,236	1,236
Foreign	776	3,231	4,008
Derivatives and other financial assets	(14)	(158)	(173)
Domestic	(9)	(416)	(425)
Foreign	10	242	252
Total income	2,124	14,294	16,418
(1)The volume effect is calculated as the result of the average interest rate of the earlier period multiplied by the difference between the average balances of both periods.
(2)The rate effect is calculated as the result of the average balance of the earlier period multiplied by the difference between the average interest rates of both periods.

	2023 / 2022
	Increase (Decrease) Due to Changes in
	Volume (1)	Rate (2)	Net Change
	(In Millions of Euros)
Interest expense
Financial liabilities held for trading	362	2,034	2,396
Domestic	125	1,648	1,773
Foreign	143	479	623
Financial liabilities at amortized cost	414	9,467	9,881
Domestic	(20)	3,627	3,607
Foreign	1,038	5,236	6,274
Debt certificates	203	464	667
Domestic	83	437	520
Foreign	131	17	148
Deposits	268	8,945	9,213
Central banks	(275)	1,248	973
Domestic	(86)	547	461
Foreign	207	305	512
Credit institutions	492	1,028	1,520
Domestic	235	1,101	1,336
Foreign	(78)	262	184
Government	111	295	407
Domestic	4	257	261
Foreign	74	72	146
Other financial corporations	167	703	870
Domestic	17	483	500
Foreign	213	156	370
Individuals	114	2,649	2,762
Domestic	(1)	156	155
Foreign	336	2,271	2,608
Non-financial corporations	100	2,581	2,681
Domestic	—	375	375
Foreign	155	2,152	2,307
Provisions	(21)	79	58
Domestic	(13)	57	44
Foreign	60	(46)	14
Derivatives and other financial liabilities (3)	7	111	118
Domestic	(9)	729	720
Foreign	240	(842)	(602)
Total expense	832	11,621	12,452
Net interest income			3,966
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

	2022 / 2021
	Increase (Decrease) Due to Changes in
	Volume (1)	Rate (2)	Net Change
	(In Millions of Euros)
Interest income
Cash and balances with central banks and other demand deposits	14	667	681
Domestic	—	191	191
Foreign	6	484	490
Financial assets held for trading	211	336	547
Domestic	21	357	378
Foreign	78	92	169
Financial assets at fair value through other comprehensive income	(54)	1,801	1,748
Domestic	(135)	214	79
Foreign	848	820	1,668
Financial assets at amortized cost	1,522	3,951	5,473
Domestic	100	569	669
Foreign	2,158	2,646	4,804
Debt securities	(63)	77	14
Domestic	(2)	70	68
Foreign	(117)	63	(54)
Loans and advances	1,790	3,668	5,458
Central banks	5	(316)	(311)
Domestic	—	—	—
Foreign	9	(320)	(311)
Credit institutions	44	259	302
Domestic	2	116	118
Foreign	25	159	184
Government	30	285	315
Domestic	(3)	26	23
Foreign	78	214	292
Other financial corporations	80	84	165
Domestic	11	63	74
Foreign	60	30	91
Individuals	490	1,579	2,069
Domestic	—	201	201
Mortgages	(21)	196	174
Other	21	5	26
Foreign	1,099	770	1,868
Mortgages	237	(103)	135
Other	861	873	1,734
Non-financial corporations	1,022	1,897	2,919
Domestic	83	102	185
Foreign	1,163	1,571	2,734
Derivatives and other financial assets	182	(212)	(31)
Domestic	87	(299)	(212)
Foreign	120	61	181
Total income	764	7,654	8,418
(1)The volume effect is calculated as the result of the average interest rate of the earlier period multiplied by the difference between the average balances of both periods.
(2)The rate effect is calculated as the result of the average balance of the earlier period multiplied by the difference between the average interest rates of both periods.

	2022 / 2021
	Increase (Decrease) Due to Changes in
	Volume (1)	Rate (2)	Net Change
	(In Millions of Euros)
Interest expense
Financial liabilities held for trading	70	519	589
Domestic	9	255	264
Foreign	44	281	325
Financial liabilities at amortized cost	493	3,057	3,550
Domestic	41	702	743
Foreign	739	2,068	2,807
Debt certificates	(27)	514	487
Domestic	(21)	184	163
Foreign	10	314	324
Deposits	459	2,604	3,063
Central banks	—	532	532
Domestic	—	130	130
Foreign	(7)	409	402
Credit institutions	99	103	201
Domestic	3	252	255
Foreign	85	(138)	(54)
Government	162	(162)	—
Domestic	—	14	14
Foreign	205	(220)	(15)
Other financial corporations	10	251	262
Domestic	1	90	91
Foreign	13	158	171
Individuals	154	841	995
Domestic	7	3	10
Foreign	260	725	985
Non-financial corporations	175	898	1,074
Domestic	1	80	80
Foreign	237	757	993
Provisions	(16)	61	45
Domestic	(5)	41	36
Foreign	(11)	20	9
Derivatives and other financial liabilities (3)	314	(518)	(204)
Domestic	9	5	14
Foreign	609	(827)	(218)
Total expense	277	3,704	3,980
Net interest income			4,438
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

	December 31,
	2023	2022	2021
	(In Millions of Euros, Except Percentages)
Average interest earning assets	694,361	646,511	583,660
Gross yield (1)	6.9%	4.9%	3.9%
Net yield (2)	3.3%	3.0%	2.5%
Average effective rate paid on interest-bearing liabilities	3.7%	2.0%	1.5%
Spread (3)	3.2%	2.9%	2.5%
(1)“Gross yield” represents interest income divided by average interest-earning assets.
(2)“Net yield” represents net interest income divided by average interest-earning assets.
(3)“Spread” is the difference between “Gross yield” and the “Average effective rate paid on interest-bearing liabilities”.

ASSETS
Interest-Bearing Deposits in Other Banks
As of December 31, 2023, interbank deposits (excluding deposits with central banks) (which are recorded under “Loans and advances to credit institutions” in the “Financial assets held for trading”, “Financial assets at amortized cost” and “Financial assets at fair value through other comprehensive income” portfolios), represented 9.6% of our total assets (compared to 5.8% of our total assets as of December 31, 2022). Of such interbank deposits, 11.5% were held outside of Spain and 88.5% in Spain. We believe that our deposits are generally placed with highly rated banks and have a lower risk than many loans we could make in Spain. However, such deposits are subject to the risk that the deposit banks may fail or that such banks or the banking system of certain of the countries in which a portion of our deposits are made may face liquidity or other problems.
Securities Portfolio
As of December 31, 2023, our total securities portfolio (consisting of investment securities and loans and advances recorded under “Financial assets held for trading” and “Financial assets at fair value through other comprehensive income” portfolios) was carried on our consolidated balance sheet at a carrying amount (equivalent to its market or appraised value as of such date) of €168,954 million, representing 21.8% of our total assets, a 24.1% increase compared to our total securities portfolio as of December 31, 2022, mainly as a result of the increase in loans to credit institutions (through reverse repurchase agreements) recorded under “Financial assets held for trading” in Spain, and, to a lesser extent the acquisition of sovereign debt securities in Mexico. €20,035 million, or 11.9%, of our securities portfolio as of December 31, 2023 consisted of Spanish Treasury bonds and Treasury bills. The average yield during 2023 on the investment securities that BBVA held was 6.7%, compared with an average yield of approximately 4.5% earned on loans and advances in the portfolios “Financial assets held for trading” and “Financial assets at fair value through other comprehensive income” during 2023. See Notes 10 and 13 to our Consolidated Financial Statements for additional information.
The tables in Note 8.1 and the first table in Note 13.3 to our Consolidated Financial Statements set forth the fair value and the book value of our debt securities and equity instruments recorded under “Financial assets at fair value through other comprehensive income” as of December 31, 2023, 2022 and 2021.
Notes 8.2 and 14.2 to our Consolidated Financial Statements set forth the fair value and the book value of our debt securities recorded under “Financial assets at amortized cost” as of December 31, 2023, 2022 and 2021.
This information is not provided for debt securities recorded under “Financial assets held for trading”, “Non-trading financial assets mandatorily at fair value through profit or loss” and “Financial assets designated at fair value through profit or loss” since the amortized costs and fair values of these items are the same. See Note 8 to our Consolidated Financial Statements.
The second table in Note 13.3 to our Consolidated Financial Statements shows the fair value of debt securities recorded, as of December 31, 2023, 2022 and 2021, under “Financial assets at fair value through other comprehensive income” by rating categories.
The second table in Note 14.2 to our Consolidated Financial Statements shows the fair value of debt securities recorded, as of December 31, 2023, 2022 and 2021, under “Financial assets at amortized cost”, by rating categories.
Readers are directed to the tables and Notes referred to above for information regarding our securities portfolio.
For a discussion of our investments in joint ventures and associates, see Note 16 to our Consolidated Financial Statements. For a discussion of the manner in which we value our securities, see Notes 2.2.1 and 8 to our Consolidated Financial Statements.
The following table analyzes the maturities of our debt securities recorded under “Financial assets at fair value through other comprehensive income” and “Financial assets at amortized cost”, by type and geographical area, as of December 31, 2023.

	Maturity at One Year or Less		Maturity After One Year to Five Years		Maturity after Five Years to Ten Years		Maturity after Ten Years		Total
	Amount	Yield % (1)	Amount	Yield % (1)	Amount	Yield % (1)	Amount	Yield % (1)	Amount
	(Millions of Euros, Except Percentages)
DEBT SECURITIES
AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME PORTFOLIO
Domestic
Spanish government and other government agencies debt securities	3,744	2.63	2,371	3.19	6,052	2.08	1,589	4.11	13,757
Other debt securities	408	1.46	682	2.40	206	4.28	59	4.71	1,354
Total Domestic	4,152	2.52	3,053	3.02	6,258	2.15	1,648	4.13	15,111
Foreign
Mexico	1,757	8.42	11,719	5.19	1,799	3.58	6,439	3.06	21,714
Mexican government and other government agency debt securities	1,650	8.67	11,270	5.19	1,535	3.50	5,909	2.98	20,364
Other debt securities	107	4.72	449	5.29	264	4.08	530	3.91	1,350
The United States	2,115	4.23	2,113	3.25	1,692	2.66	424	3.90	6,344
U.S. Treasury and other government agencies debt securities	1,848	4.44	572	3.18	753	1.32	—	—	3,174
Other debt securities	267	2.76	1,540	3.27	939	3.73	424	3.90	3,170
Turkey	189	28.40	1,691	25.60	549	28.99	30	6.97	2,459
Turkey government and other government agencies debt securities	189	28.40	1,677	25.51	549	28.99	30	6.97	2,445
Other debt securities	—	—	14	35.68	—	—	—	—	14
Other countries	3,331	63.88	5,323	9.52	5,145	2.56	1,537	3.96	15,336
Securities of other foreign governments (2)	1,966	80.61	2,284	16.23	3,844	1.98	867	3.08	8,961
Other debt securities of other countries	1,364	39.77	3,039	4.48	1,302	4.28	670	5.11	6,374
Total Foreign	7,392	32.72	20,845	7.75	9,186	4.36	8,429	3.28	45,852
TOTAL AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME PORTFOLIO	11,543	21.86	23,898	7.15	15,444	3.46	10,077	3.42	60,963
AT AMORTIZED COST PORTFOLIO
Domestic
Spanish government and other government agencies debt securities	3,909	3.62	12,644	2.14	9,162	1.55	142	1.85	25,857
Other debt securities	—	—	1,089	2.71	138	3.83	30	3.85	1,257
Total Domestic	3,909	3.62	13,733	2.19	9,300	1.58	172	2.20	27,114
Foreign
Mexico	1,693	9.00	3,730	5.15	842	3.15	13	4.50	6,277
Mexican government and other government agency debt securities	1,693	9.00	3,703	5.10	797	2.79	13	4.50	6,205
Other debt securities	—	—	27	11.50	45	9.45	—	—	72
The United States	1,864	0.63	364	4.15	—	—	—	—	2,229
U.S. Treasury and other government agencies debt securities	1,864	0.63	324	3.99	—	—	—	—	2,188
Other debt securities	—	—	41	5.46	—	—	—	—	41
Turkey	863	15.20	4,360	22.96	1,054	36.67	—	—	6,276
Turkey government and other government agencies debt securities	863	15.20	4,251	22.41	1,054	36.67	—	—	6,167
Other debt securities	—	—	109	44.36	—	—	—	—	109
Other countries	1,579	7.37	4,884	6.80	1,076	3.53	27	5.18	7,566
Securities of other foreign governments (2)	678	7.56	2,976	9.37	1,038	3.55	15	4.17	4,707
Other debt securities of other countries	901	7.23	1,908	2.78	38	2.99	12	6.45	2,859
Total Foreign	5,998	6.86	13,338	11.55	2,972	15.17	40	4.96	22,348
TOTAL AT AMORTIZED COST PORTFOLIO	9,907	5.58	27,072	6.80	12,271	4.87	212	2.72	49,462
TOTAL DEBT SECURITIES	21,450	14.34	50,970	6.96	27,715	4.09	10,290	3.40	110,425
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

Loans and Advances
Diversification in our loan portfolio is our principal means of reducing the risk of loan losses. We also carefully monitor our loans to borrowers in sectors or countries experiencing liquidity problems. Our exposure to our five largest borrowers as of December 31, 2023 excluding government-related loans amounted to €6,837 million or approximately 1.7% of our total outstanding loans and advances to customers.
During the year ended December 31, 2023, the Group’s loan activity has been affected by geopolitical and other challenges and uncertainties globally. See “Item 5. Operating and Financial Review and Prospects―Operating Results―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Macroeconomic and geopolitical conditions” and Note 7.2 to our Consolidated Financial Statements for information on the impact of these challenges and uncertainties on our financial condition and results of operations.
Loans and Advances to Customers
As of December 31, 2023, our total loans and advances to customers amounted to €403,384 million, or 52.0% of total assets. Net of our loss allowances, total loans and advances to customers amounted to €392,115 million as of December 31, 2023, or 50.6% of our total assets, a decrease from 52.3% of our total assets as of December 31, 2022. As of December 31, 2023 our total loans and advances to customers in Spain amounted to €169,140 million. Our total loans and advances to customers outside Spain amounted to €234,244 million as of December 31, 2023, up from €213,710 million as of December 31, 2022, mainly as a result of the increase in credit card loans and loans to enterprises denominated in Turkish lira, the appreciation of the Mexican peso against the euro, the increase in loans in the retail portfolio (in particular, consumer loans, credit cards loans and mortgage loans) and the wholesale portfolio (in particular, loans to enterprises) in Mexico, and, to a lesser extent, increases in the retail portfolio in South America (in particular, credit card loans and consumer loans in Colombia), partially offset by the depreciation of the Turkish lira and the Argentine peso against the euro.
Loans by Geographical Area
The following table shows our loans and advances to customers by geographical area as of the dates indicated:

	As of December 31,
	2023	2022	2021
	(In Millions of Euros)
Domestic	169,140	170,256	169,625
Foreign
Western Europe	36,978	37,112	31,504
Mexico	92,802	74,771	58,757
Turkey	34,876	35,725	30,058
South America	48,150	44,018	39,518
Other (1)	21,439	22,084	16,672
Total foreign	234,244	213,710	176,509
Total loans and advances (2)	403,384	383,965	346,134
Loss allowances	(11,269)	(11,237)	(11,116)
Total net lending (2)	392,115	372,728	335,018
(1)Balances correspond, in part, to the entities in the United States that were not included within the scope of the USA Sale.
(2)Includes loans and advances to customers included in the following headings: “Financial assets held for trading”, “Non-trading financial assets mandatorily at fair value through profit or loss”, “Financial assets designated at fair value through profit or loss” and “Financial assets at amortized cost”, net of loss allowances.
Loans and Advances to Credit Institutions and Central Banks
As of December 31, 2023, our total loans and advances to credit institutions and central banks amounted to €84,061 million, or 10.8% of total assets, of which total loans and advances to credit institutions and central banks at amortized cost amounted to €24,627 million, or 3.2% of total assets. Loans and advances to credit institutions as of December 31, 2023 increased by 79.5% compared to December 31, 2022, mainly as a result of the increase in loans to credit institutions (through reverse repurchase agreements) recorded under “Financial assets held for trading” in Spain, since excess liquidity has remained a constant in the markets and the main cause of the increase in the differential between the reverse repurchase agreement rate and the deposit facility rate in the euro area was the lack of collateral due to cyclical changes in the markets, such as the change in official rate expectations and the increase in monetary policy uncertainty, and, to a lesser extent, Mexico.

Loans and Advances to Spanish Government and its Agencies
Loans and advances outstanding to the Spanish government and its agencies amounted to €12,222 million, or 3.1% of our total loans and advances to customers as of December 31, 2023, compared with the €11,500 million, or 3.1% of our total loans and advances to customers as of December 31, 2022. None of our loans to companies controlled by the Spanish government are guaranteed by the government and, accordingly, we apply normal credit criteria in extending credit to such entities. Moreover, we carefully monitor such loans because governmental policies necessarily affect such borrowers.
Loans to Associates and Jointly Controlled Companies
As of December 31, 2023, total loans and advances by BBVA and its subsidiaries to associates and jointly controlled companies amounted to €791 million, a 57.1% decrease compared with €1,842 million as of December 31, 2022, mainly due to the decrease in advances to a joint venture security dealer in Spain.

Maturity and Interest Sensitivity
The following table sets forth a breakdown by maturity of our total loans and advances to customers, including their fixed and variable rates, by type of customer as of December 31, 2023. The determination of maturities is based on contract terms.

	Maturity					Maturity After One Year
	Due In One Year or Less	Due After One Year Through Five Years	Due After Five Years Through Fifteen Years	Due After Fifteen Years	Total	Fixed Rate	Variable Rate
	(In Millions of Euros)
Domestic
Agriculture, forestry and fishing	506	661	198	60	1,425	599	320
Manufacturing, mining and quarrying, and other industrial activities	7,728	6,419	1,458	668	16,273	4,421	4,124
Of which: manufacturing	5,890	5,109	916	588	12,503	3,960	2,652
Construction	1,422	1,916	1,073	353	4,765	942	2,400
Wholesale and retail trade, transportation and storage, accommodation and food service activities	7,882	8,082	2,222	857	19,042	6,324	4,836
Information and communication	970	761	114	84	1,929	337	622
Financial and insurance activities	2,173	2,984	626	1,014	6,798	1,230	3,394
Real estate activities	860	1,864	1,528	82	4,334	1,578	1,895
Professional, scientific, technical, administrative and support service activities	1,563	2,020	497	103	4,183	1,481	1,139
Public administration and defense, education, human health and social work activities	3,538	5,205	4,464	233	13,438	5,599	4,302
Other service activities	12,187	22,646	33,621	27,437	95,890	40,547	43,157
Of which:
Households	11,645	22,142	33,500	27,416	94,703	40,123	42,935
For House Purchase	3,492	12,389	28,376	27,004	71,262	26,187	41,583
Credit for consumption	4,955	7,274	3,810	56	16,095	10,937	203
Other purposes	3,198	2,479	1,314	356	7,346	3,000	1,148
Total Domestic	38,828	52,557	45,800	30,891	168,076	63,060	66,188
Foreign
Agriculture, forestry and fishing	1,628	941	507	29	3,105	1,056	421
Manufacturing, mining and quarrying, and other industrial activities	28,245	18,404	4,450	152	51,251	5,499	17,507
Of which: manufacturing	19,499	11,717	2,111	64	33,390	3,940	9,951
Construction	1,734	928	769	73	3,504	365	1,405
Wholesale and retail trade, transportation and storage, accommodation and food service activities	15,449	11,287	4,492	146	31,374	7,685	8,240
Information and communication	3,343	2,037	269	42	5,691	756	1,592
Financial and insurance activities	7,041	6,043	998	90	14,172	2,257	4,874
Real estate activities	2,062	3,826	2,327	1	8,216	1,522	4,633
Professional, scientific, technical, administrative and support service activities	1,960	1,928	548	12	4,447	915	1,572
Public administration and defense, education, human health and social work activities	1,469	2,607	5,264	3,577	12,917	2,281	9,168
Other service activities	18,803	33,161	18,399	15,796	86,159	55,046	12,311
Of which:
Households	15,522	32,741	18,281	15,762	82,306	54,770	12,015
For House Purchase	129	1,444	11,763	14,627	27,962	26,299	1,535
Credit for consumption	13,028	28,334	5,852	882	48,095	25,392	9,676
Other purposes	2,365	2,964	666	254	6,249	3,080	804
Total Foreign	81,731	81,162	38,022	19,919	220,835	77,381	61,723
Total loans and advances (1)	120,559	133,720	83,822	50,810	388,912	140,441	127,911
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

	As of and for the year ended December 31,
	2023	2022	2021
	(In Millions of Euros)

Allowance for credit losses to total loans and advances at amortized cost outstanding	2.75%	2.90%	3.19%
Allowance for credit losses	11,356	11,291	11,142
Domestic	4,373	4,643	5,006
Foreign	6,983	6,648	6,136
Total loans outstanding	412,916	389,073	349,037
Domestic	186,938	186,583	182,822
Foreign	225,978	202,491	166,215
Net loan charge-offs as a percentage of average loans and advances at amortized cost during the period
Domestic (1)	0.26%	0.26%	0.41%
Non-financial corporations	0.37%	0.30%	0.69%
Net charge-offs during the period	334	264	525
Average loans outstanding	90,520	87,524	76,028
Individuals	0.24%	0.30%	0.31%
Net charge-offs during the period	226	288	299
Average loans outstanding	93,737	95,356	95,540
Other	0.01%	0.01%	0.01%
Foreign	1.70%	1.20%	1.66%
Non-financial corporations	0.52%	0.56%	0.96%
Net charge-offs during the period	391	389	586
Average loans outstanding	75,530	69,906	61,010
Individuals	3.49%	2.38%	3.08%
Net charge-offs during the period	2,520	1,424	1,594
Average loans outstanding	72,204	59,795	51,730
Other	—	—	—
Total loan charge-offs as a percentage of average loans and advances at amortized cost during the period	0.89%	0.65%	0.91%
Net charge-offs during the period	3,473	2,369	3,008
Average total loans and advances at amortized cost outstanding	389,605	364,773	331,136
(1)Domestic loans charged off in 2023, 2022 and 2021 were mainly related to the real estate sector.
When the recovery of any recognized amount is considered to be remote, this amount is removed from the consolidated balance sheet, without prejudice to any actions taken by the consolidated entities in order to collect the amount until their rights extinguish in full through expiry, forgiveness or for other reasons.
Our total net charge-offs to average loans at amortized cost ratio increased to 0.89% for the year ended December 31, 2023, compared with 0.65% for the year ended December 31, 2022, mainly as a result of increases in charge-offs in South America and Mexico. The increase was partially offset by a decrease in charge-offs in Turkey.
The following factors, set out by region, were the main contributors to the increase in the ratio:
•Mexico: there was an increase in the ratio mainly due to an increase in Stage 3 loans in the retail portfolio (consumer and credit card loans), in a context of growing lending activity.
•South America: there was an increase in the ratio due to an increase in charge-offs in the retail portfolio as a result of new Stage 3 entries in all geographies within a context of overall unfavorable macroeconomic conditions, and the effects of high inflation and tightening monetary policies, which have weakened economic activity and led to higher write-offs.

The increase in the total net charge-offs to average loans ratio was partially offset by:
•Turkey: there was a decrease in the ratio mainly as a result of the increased loan activity (in particular, credit card loans and loans to enterprises in Turkish lira) and the positive dynamics and recoveries in the wholesale portfolio and higher recoveries from Stage 3.
Our allowance for credit losses to total loans and advances at amortized cost decreased to 2.75% as of December 31, 2023 compared with 2.90% as of December 31, 2022, mainly as a result of the increase in total loans outstanding, in particular, increases in retail loans in Mexico (consumer loans, credit cards loans and mortgage loans) and, to a lesser extent, in the wholesale portfolio, due to the favorable economic evolution, and increases in the retail portfolio in South America (credit card loans and consumer loans in Colombia), and, to a lesser extent, in loans to enterprises in Argentina.
Impaired Loans
Loans are considered to be credit-impaired under IFRS 9 if one or more events have occurred and they have a detrimental impact on the estimated future cash flows of the loan. The BBVA Group updated its definition of credit-impaired asset (Stage 3) in 2021. See “Presentation of Financial Information—Changes in Accounting Policies—New definition of default”.
Amounts collected in relation to impaired financial assets at amortized cost are first applied to the outstanding interest and any excess amount is used to reduce the unpaid principal. The approximate amount of interest on our impaired loans which was included in profit attributable to parent company in 2023, 2022 and 2021 was €314.7 million, €257.6 million, €248.3 million, respectively.
The following table provides information regarding our impaired loans to customers, central banks and credit institutions as of the dates indicated:

	As of December 31,
	2023	2022	2021
	(In Millions of Euros)
Impaired loans
Domestic	7,682	7,203	7,822
Public sector	24	38	59
Other resident sector	7,658	7,166	7,762
Foreign	6,764	6,290	6,836
Public sector	1	1	3
Other non-resident sector	6,763	6,289	6,833
Total impaired loans	14,446	13,493	14,657
Allowance for credit losses	(11,316)	(11,291)	(11,142)
Impaired loans net of allowance	3,130	2,202	3,516
Impaired loans as a percentage of loans and advances at amortized cost	3.49%	3.47%	4.20%
Impaired loans (net of allowance) as a percentage of loans and advances at amortized cost	0.76%	0.57%	1.01%
Our total impaired loans amounted to €14,446 million as of December 31, 2023, a 7.1% increase compared with €13,493 million as of December 31, 2022, mainly as a result of the higher Stage 3 entries from the retail portfolios in Spain, Mexico and South America, due, in part, to the high interest rate environment and, to a lesser extent, the larger loan portfolio, partially offset by decreases in the non-financial corporations portfolio in Turkey as a result of higher recoveries in the wholesale portfolio.
Our allowance for credit losses includes loss reserve for impaired assets and loss reserve for unimpaired assets which present an expected credit loss. As of December 31, 2023, the allowance for credit losses amounted to €11,316 million, a 0.2% increase compared with the €11,291 million recorded as of December 31, 2022. The allowance for credit losses was negatively affected by the above-mentioned higher Stage 3 entries and positively affected by write-offs in Mexico and, to a lesser extent, Spain.

LIABILITIES
Deposits
The principal components of our customer deposits recorded under “Financial liabilities at amortized cost” are domestic demand and time deposits and foreign demand and time deposits. The following tables provide information regarding the average amount of the following deposit categories recorded under “Financial liabilities at amortized cost” for the periods indicated:

	Average Balance for the Year Ended December 31,
	2023	2022	2021
	(In Millions of Euros)
Demand deposits	318,212	318,121	279,166
Domestic	196,496	201,232	182,675
Foreign	121,716	116,889	96,491
Time deposits	115,889	119,729	116,221
Domestic	45,184	63,741	66,684
Foreign	70,706	55,987	49,538
Other	31,259	11,772	13,325
Domestic	19,441	4,529	4,526
Foreign	11,818	7,243	8,798
Total Domestic	261,121	269,503	253,885
Total Foreign	204,240	180,119	154,827
Total	465,360	449,622	408,712
The amount of uninsured deposits recorded under “Financial liabilities at amortized cost” as of December 31, 2023, 2022 and 2021 amounted to €226,832 million, €233,406 million and €211,994 million, respectively. Uninsured deposits are the portion of deposit accounts that exceed each local deposit insurance limit and amounts in any other uninsured investment or deposit accounts that are classified as deposits and are not subject to any state deposit insurance regimes.
As of December 31, 2023, the maturity of our time deposits in uninsured accounts recorded under “Financial liabilities at amortized cost” is as follows:

	As of December 31, 2023
	Domestic	Foreign	Total
	(In Millions of Euros)
Portion in excess of local deposit insurance limit	8,785	42,170	50,955
Other uninsured time deposits	18,737	10,124	28,861
3 months or under	15,397	6,532	21,929
Over 3 to 6 months	1,099	831	1,930
Over 6 to 12 months	1,287	1,139	2,425
Over 12 months	955	1,622	2,577
Total	27,521	52,294	79,816
Large denomination deposits may be a less stable source of funds than demand and savings deposits because they are more sensitive to variations in interest rates and changes in perceptions of the credit or liquidity profile of the Bank. For additional information on our deposits recorded under “Financial liabilities at amortized cost” as of December 31, 2023, 2022 and 2021, see Note 22 to our Consolidated Financial Statements.

Short-term Borrowings
Securities sold under agreements to repurchase and promissory notes issued by us constituted the only categories of short-term borrowings that equaled or exceeded 30% of stockholders’ equity as of December 31, 2023, 2022 and 2021.
The following table provides information about our total short-term borrowings for the years ended December 31, 2023, 2022 and 2021:

	As of and for the year ended December 31, 2023		As of and for the year ended December 31, 2022		As of and for the year ended December 31, 2021

	Amount	Average rate	Amount	Average rate	Amount	Average rate
	(In Millions of Euros, Except Percentages)
Securities sold under agreements to repurchase:
As of end of period	91,844	4.0%	50,878	1.6%	49,429	0.6%
Average during period	90,329	3.9%	49,933	1.5%	48,507	0.7%
Bank promissory notes:
As of end of period	5,567	4.2%	1,241	2.1%	546	(0.4)%
Average during period	3,680	3.8%	705	1.5%	981	—%
Bonds and subordinated debt:
As of end of period	15,361	3.2%	10,768	2.7%	10,936	2.1%
Average during period	12,265	2.7%	11,253	2.4%	9,577	1.7%
Total short-term borrowings as of end of period (1)	112,772	3.8%	62,887	1.7%	60,911	0.9%
(1)Includes all repurchase agreements recorded under “Financial liabilities at amortized cost” and “Financial liabilities held for trading”.
As of December 31, 2023, 2022 and 2021, the securities sold under agreements to repurchase were mainly Mexican and Spanish treasury bills and such agreements were entered into with credit and other financial institutions.
Certain Ratios
The following table sets out certain ratios as of and for the years ended December 31, 2023, 2022 and 2021:

	As of and for the year ended December 31,
	2023	2022	2021
	(In Percentages)
Net interest margin (1)	3.08%	2.73%	2.16%
Return on average total assets (2)	1.1%	1.0%	0.8%
Return on average shareholders’ funds (3)	16.2%	14.0%	10.4%
Equity to assets ratio (4)	7.1%	7.1%	7.4%
(1)Represents net interest income as a percentage of average total assets.
(2)Represents profit as a percentage of average total assets.
(3)Represents profit for the year as a percentage of average shareholders’ funds for the year.
(4)Represents average total equity (net assets) over average total assets.

EQUITY
Total equity
As of December 31, 2023, total equity amounted to €55,265 million, a 9.4% increase compared to the €50,517 million recorded as of December 31, 2022, mainly as a result of the increase in shareholders’ funds.
Shareholders’ funds
As of December 31, 2023, shareholders’ funds amounted to €67,955 million, a 5.3% increase compared to the €64,535 million recorded as of December 31, 2022, primary due to the annual increase in profit and the effects of the VTB, which resulted in an increase in BBVA’s stake in Garanti BBVA (from 49.85% to 85.97%), partially offset by the distribution of dividends.
Accumulated other comprehensive income (loss)
As of December 31, 2023, the accumulated other comprehensive loss amounted to €16,254 million, a 7.9% decrease compared to the €17,642 million loss recorded as of December 31, 2022, mainly as a result of the impact of the appreciation of the Mexican peso against the euro.
Non-controlling interest
As of December 31, 2023, non-controlling interest amounted to €3,564 million, a 1.6% decrease compared to €3,623 million recorded as of December 31, 2022.
F. Competition
In recent years, the global financial services sector has undergone significant transformation in relation to the development of the Internet and mobile and other exponential technologies and the entrance of new players into activities previously provided by financial institutions. Whereas commercial banks were previously almost the sole providers of the whole range of financial products, from credit to deposits, or payments and investment services, today, a set of non-bank digital providers compete (and cooperate) among each other and with banks in the provision of financial services. These new fintech providers can be startup firms that are specialized in a specific service or niche of the financial services market, or large digital players (known as BigTechs). BigTech companies such as Amazon, Facebook and Apple have also started to offer financial services (mainly, in relation to payments and credit) ancillary to their core business.
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
Another trend in the market is consolidation. Following the 2008 financial crisis, a number of banks disappeared or were absorbed by other banks. In the current context of economic uncertainty, there may be some consolidation in the regions where the Group operates.

Additional information on certain market dynamics affecting the three main countries where we operate is provided below.
Spain
The commercial banking sector in Spain has undergone significant consolidation since the 2008 financial crisis. Following the merger of Caixabank and Bankia in 2021, Caixabank is the largest bank in Spain in terms of total assets. In addition, the merger between Unicaja and Liberbank, completed in June 2021, created the sixth largest bank in terms of loans in Spain as of December 2022. Caixabank and Banco Santander are BBVA’s main competitors in the Spanish market. The aggregate market share in terms of loans of the five largest banks in Spain is approximately 75% according to the latest available data.
We face strong competition in all of our principal areas of operations. After the protracted period of low interest rates, which adversely impacted interest income, the sharp rise in official and market interest rates in 2022 and 2023 has resulted in a superior pricing environment for banks. However, Spanish banks have been generally cautious in increasing borrowing rates in order not to prompt any surge in default rates. Such an approach and the fact that Spain has a mature credit market contribute to the fierce competitive environment in the Spanish banking system. In particular, in recent years, competition has been acutely intense in the credit market for lending to SMEs, where new credit interest rates fell from a weighted average of 5.5% between January 2012 and May 2014 to around 2.1% in 2021. Although interest rates on new loans to SMEs had increased to approximately 5.6% as of December 2023, spreads have shrunk as a result of the sharp rise in the reference rates.
Regarding the mortgage segment, the pandemic triggered changes in household preferences (larger houses, outside space, second houses) driving an increase in the demand for mortgages. As a result, after the long period of deleveraging that preceded the pandemic, the portfolio of mortgages in Spain grew by 1.1% in 2021, though the volume of mortgages declined by 0.1% and 2.5% in 2022 and 2023 (until October), respectively, in response to higher interest rates, and the fact that competition has picked up in this segment recently.
In the aftermath of the 2008 financial crisis, the necessity for a more balanced funding structure led to increased competition for deposits in Spain. While the low interest rate environment depressed remuneration on deposits, there has been an effective “zero lower bound” interest rate floor on deposit rates, which never entered negative territory, despite the Euribor being below 0% between 2016 and April 2022. As interest rates have risen, competition among Spanish entities and from other alternative savings financial products has led to higher deposit rates, especially time deposit rates. Former Spanish savings banks and money market mutual funds provide strong competition for savings and deposits and, in the case of savings banks, for other retail banking services. Credit cooperatives, which are principally active in rural areas where they provide savings and loan services and other related services such as the financing of agricultural machinery and supplies, also compete with banks.
The entry of “fintech companies” and online banks into the Spanish market for financial services has further increased competition, particularly in payment services. Insurance companies and other financial service firms also compete for customer funds. Former savings banks, insurance companies and other financial service firms are expanding the services they offer to consumers in Spain, which have traditionally been the domain of commercial banks. We face competition from other commercial banks, former savings banks and, to a lesser extent, credit cooperatives across all types of loans and deposits.
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

Mexico
As of November 30, 2023, the Mexican banking sector comprised 49 institutions, one less than the 50 banks that operated at the end of 2022, due to the closure of American Express Bank in July 2023. In May 2023, the Fintech Ualá received the authorization to buy ABC Capital Bank while Hey Banco (part of Grupo Financiero Banregio) obtained the first license as a digital bank in July 2023 and is expected to start operations by the end of 2024. In addition, the Fintech Nu asked for a bank license in October 2023, which is pending approval.
In May 2023, CitiBanamex announced it would pursue an initial public offering, instead of the direct sale process that had been previously initiated by Citigroup. As an initial step, CitiBanamex is expected to separate its consumer, small business and middle-market banking arm from its institutional and private banking offering. The former is expected to be taken public through a dual listing on the Mexican stock exchange and New York Stock Exchange in 2025. As part of this process, in July 2023, CitiBanamex acquired Deutsche Bank’s Mexican banking license.
The seven largest banks of the system (the “G7 group”, that comprises BBVA Mexico, Santander, CitiBanamex, Banorte, HSBC, Scotia Bank and Inbursa) held 76.2% of the total assets of banks in Mexico as of November 30, 2023, slightly less than the 77.0% in December 2022. BBVA Mexico, the largest bank in the system, and Santander reduced their share in total assets (from 22.0% to 21.8% and from 14.7 to 14.3%, respectively), while Banamex decreased its asset share from 11.9 to 11.2%.
Regarding credit balances, the G7 group market share remained slightly below 90% in November 2023, in particular, BBVA Mexico increased its participation in total credit balances from 24.3% in December 2022 to 24.7% in November 2023. Banorte and Inbursa showed a 0.4% increase in their market share in the same period, while Santander, Banamex and Scotia Bank decreased their respective shares. The larger-than-expected dynamism of credit in 2023 and the expected slowdown of economic activity in 2024 may reduce the pace of expansion of credit balances in the short and medium terms.
As for deposits, the G7 group market share declined (from 78.7% in December 2022 to 77.8% in November 2023), with four of the G7 banks losing share (BBVA Mexico’s fell slightly from 23.0% to 22.9%). Banorte was the bank with the largest growth in the system, increasing its share in total deposits from 12.2% to 13.2%. We expect that a sustained period of high interest rates will foster competitive efforts to attract savings, especially among small banks.
For information on COFECE’s investigation regarding competition in the card payments’ market, see “―Business Overview―Supervision and Regulation—Principal Markets—Mexico”.
Turkey
In Turkey, where we operate through Garanti BBVA, the three public deposit banks that operate in the country accounted for 39% of the total loans of financial institutions as of December 29, 2023, whereas private deposit banks (including Garanti BBVA) accounted for 46%. Development banks and participation banks (banks that operate under the ethos of Islamic banking) together accounted for 15% of the total.
The loose monetary policy implementation that started in September 2021 continued in the first half of 2023 and resulted in a sharp depreciation of the Turkish lira and a substantial increase in the inflation rate. In June 2023, with the appointment of a new economic team, the CBRT started to take steps towards normalization. The CBRT started to significantly increase the policy rate (from 8.5% in May 2023 to 42.5% as of December 2023) and determined that the monetary tightening process should continue in order to control inflation and inflation expectations. Among other measures, in July 2023, the CBRT introduced new regulations intended to increase the amount of standard Turkish lira-denominated time deposits while decreasing the amount of foreign exchange protected deposits. For information on other measures adopted by the CBRT in 2023, see “―Business Overview―Supervision and Regulation—Principal Markets—Turkey”.
Regarding the credit outlook, the continuum in policy normalization with higher policy rates created a competitive environment for lending activity. In December 2023, an upper limit was introduced for the existing reference rate for credit cards. This, together with the increasingly diminishing lending activity as rates increased, started to put net interest margin under pressure. Net interest margin will likely continue to be under pressure in the first half of 2024, until the expected foreign capital inflow materializes and provides some needed foreign currency supply. This is expected to accelerate the exit from the foreign exchange protected scheme. Once inflation decelerates more clearly, which is expected to occur in the second half of 2024, it is likely that regulations will ease and that the CBRT can start interest rate cuts which is expected to reduce the pressure on net interest margins.

In 2023, the CBRT published its Monetary Policy Document for 2024 in which it underlined its commitment to maintain its tight monetary policy as long as needed. In tandem with a stronger transition from the foreign exchange protected deposits scheme to Turkish lira deposits, it is expected that the related regulations will continue to be simplified. Since January 1, 2024, it is no longer possible to open new Turkish lira converted into foreign currency protected accounts and existing Turkish lira converted into foreign currency protected deposits will not be renewed at maturity. On the other hand, new inflows to exchange rates converted into foreign currency protected deposits will continue and existing exchange rates converted accounts will be renewed at maturity. With these measures, the CBRT aims to increase the share of Turkish lira deposits to 50% in the banking system and to sustain the fall in the foreign currency scheme in 2024. On loans, the composition will be shaped within a framework that is supportive of the disinflation process and macroeconomic balances. Measures may be introduced to mitigate the impact of tighter financial conditions on low income groups during this process.
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
BBVA has a leadership position in the Spanish market, it is the largest financial institution in Mexico in terms of assets, it has leading franchises in South America and it is the majority shareholder in Garanti BBVA, Turkey’s largest bank in terms of market capitalization. BBVA also has considerable corporate and investment banking activity in the United States. On May 18, 2022, BBVA closed its voluntary takeover bid for the entire share capital of Garanti BBVA, which resulted in BBVA increasing its stake in Garanti BBVA from 49.85% to 85.97%. See “Presentation of Financial Information―Voluntary Takeover Bid for the Entire Share Capital of Türkiye Garanti Bankası A.Ş.”.
The purpose of the BBVA Group is to bring the age of opportunities to everyone, based on our customers’ needs, resting the institution in solid values: customer comes first, we think big and we are one team.
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
Critical Accounting Policies
The Consolidated Financial Statements as of and for the years ended December 31, 2023, 2022 and 2021 were prepared by the Bank’s directors in compliance with IFRS-IASB and in accordance with EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2017, and by applying the basis of consolidation, accounting policies and measurement bases described in Note 2 to the Consolidated Financial Statements, so that they present fairly the Group’s total equity and financial position as of December 31, 2023, 2022 and 2021, and its results of operations and consolidated cash flows for the years ended December 31, 2023, 2022 and 2021. The Consolidated Financial Statements were prepared on the basis of the accounting records kept by the Bank and by each of the other Group companies and include the adjustments and reclassifications required to unify the accounting policies and measurement bases used by the Group. See Note 2.2 to our Consolidated Financial Statements.

In preparing the Consolidated Financial Statements, estimates were made by the Group and the consolidated companies in order to quantify certain of the assets, liabilities, income, expense and commitments reported herein. These estimates relate mainly to the following:
•The loss allowance of certain financial assets.
•The assumptions used in the valuation of insurance and reinsurance contracts, to quantify certain provisions and the calculation of the post-employment benefit liabilities and commitments.
•The useful life and impairment losses of tangible and intangible assets.
•The valuation of goodwill and price allocation of business combinations.
•The fair value of certain financial assets and liabilities.
•The recoverability of deferred tax assets and the forecast of corporate income tax.
Although these estimates were made on the basis of the best information available as of December 31, 2023, 2022 and 2021, respectively, events that take place in the future might make it necessary to revise these estimates (upwards or downwards), which revisions would be carried out prospectively in coming years. Any such changes would be recorded prospectively, recognizing the effects of the change in estimation in the corresponding consolidated financial statements.
Further, recent greater macroeconomic and geopolitical uncertainties have resulted in greater complexity in developing reliable estimates and applying judgment. During 2023 there have been no other significant changes in the estimates made as of December 31, 2022 and 2021, with the exception of those indicated in the Consolidated Financial Statements.
Note 2 to our Consolidated Financial Statements contains a summary of our significant accounting policies. We consider certain of our critical accounting policies to be particularly important due to their effect on the financial reporting of our financial condition and results of operations and because they require management to make difficult, complex or subjective judgments, some of which may relate to matters that are inherently uncertain. Our reported financial condition and results of operations are sensitive to accounting methods, assumptions and estimates that underlie the preparation of our Consolidated Financial Statements. The nature of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered when reviewing our Consolidated Financial Statements and the discussion below. For information on the estimates made by the Group in preparing the Consolidated Financial Statements, see Note 1.5 to our Consolidated Financial Statements.
We have identified the accounting policies enumerated below as critical to the understanding of our financial condition and results of operations, since the application of these policies requires significant management assumptions and estimates that could result in materially different amounts to be reported if the assumptions used or underlying circumstances were to change.
See Note 2.3 to our Consolidated Financial Statements for information on changes to IFRS or their interpretation that were not yet effective as of December 31, 2023.
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

–Stage 1 – without significant increase in credit risk
Financial assets which are not considered to have significantly increased in credit risk have loss allowances measured at an amount equal to the expected credit loss that arises from all possible default events within 12 months following the presentation date of the financial statements (12 month expected credit losses).
–Stage 2 – significant increases in credit risk
When the credit risk of a financial asset has increased significantly since the initial recognition, the loss allowances of that financial instrument is calculated as the expected credit loss during the entire life of the asset. That is, they are the expected credit losses that result from all possible default events during the expected life of the financial instrument.
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
Goodwill in consolidation
Pursuant to IFRS 3, if the difference on the date of a business combination between the sum of the consideration transferred, the amount of all the non-controlling interests and the fair value of equity interest previously held in the acquired entity, on one hand, and the fair value of the assets acquired and liabilities assumed, on the other hand, is positive, it is recorded as goodwill on the asset side of the balance sheet. Goodwill represents the advance payment made by the entity for future economic benefits, from assets that have not been individually identified nor separately recognized in a business combination.
Goodwill is allocated to one or more cash-generating units (CGU), that will benefit from the synergies arising from business combinations. CGUs represent the smallest identifiable groups of assets that generate cash flows for the Group.
Goodwill is not amortized and is subject periodically to an impairment analysis, comparing the carrying amount of that CGU - adjusted by the amount of goodwill attributable to minority interests, in the event that the Group has not chosen to measure minority interests at fair value, with its recoverable amount.
If the difference is negative, it is recognized directly in the income statement under the heading “Negative goodwill recognized in profit or loss”.
The recoverable amount of a CGU is equal to the fair value less sale costs or its value in use, whichever is greater. Value in use is calculated as the discounted value of the cash flow projections that the unit’s management estimates and is based on the latest budgets approved for the coming years. The main assumptions used in its calculation are: a growth rate to extrapolate the cash flows indefinitely, and the discount rate used to discount the cash flows, which is equal to the cost of the capital assigned to each CGU, and equivalent to the sum of the risk-free rate plus a risk premium inherent to the CGU being evaluated for impairment. If the carrying amount of the CGU exceeds the related recoverable amount, the Group recognizes an impairment loss.
See Notes 2.1 and 2.2.7 to our Consolidated Financial Statements, which contain a summary of our significant accounting policies related to goodwill.
The results from each of these tests on the dates mentioned were as follows:
As of each of December 31, 2023, 2022 and 2021, as a result of the relevant CGUs assessment, the Group concluded there was no evidence of indicators of impairment that required recognizing significant impairment losses in any of the CGUs to which goodwill recognized in the consolidated balance sheet was allocated.
Mexico CGU
Most of the Group’s goodwill balance corresponds to the CGU in Mexico. The impairment test used the cash flow projections estimated by the Group’s management, based on the latest budgets available for the next four years. As of December 31, 2023, the Group used a growth rate of 5.6% (6.3% as of December 31, 2022 and 5.7% as of December 31, 2021) to extrapolate the cash flows in perpetuity starting in the fifth year, based on the real GDP growth rate of Mexico, expected inflation and the potential growth of the banking sector in Mexico. The rate used to discount cash flows is the cost of capital assigned to the CGU, 12.4%% as of December 31, 2023 (12.7% as of December 31, 2022 and 14.5% as of December 31, 2021).
As of December 31, 2023, if the discount rate had increased or decreased by 50 basis points, the recoverable amount would have decreased or increased by 6% and 7%, respectively (7% and 8%, respectively, as of December 31, 2022, and 5% and 5%, respectively, as of December 31, 2021). If, as of December 31, 2023, the growth rate had increased or decreased by 50 basis points, the recoverable amount would have increased or decreased 5% and 4%, respectively (5% and 5%, respectively, as of December 31, 2022, and 3% and 3%, respectively, as of December 31, 2021).

Turkey CGU
As a result of the designation of Turkey as a hyperinflationary economy in the first half of 2022 and the application of IAS 29 “Financial Reporting in Hyperinflationary Economies” and IAS 21 “Effects of Changes in Foreign Exchange Rates”, the Group determined that the book value of the Turkish CGU exceeded the existing recoverable value as of December 31, 2021 and, thus, goodwill corresponding to the Turkey CGU was derecognized and other intangible assets assigned to the Turkish CGU were written off in their entirety. See Note 2.2.18 to our Consolidated Financial Statements.
Prior to such derecognition, the Group carried out impairment tests using the cash flow projections estimated by the Group’s management, based on the latest budgets available for the next five years.
The recoverable amounts of all the CGUs were in excess of their carrying value as of December 31, 2023, December 31, 2022 and December 31, 2021.
Insurance contracts
For the years ended December 31, 2023 and 2022, the valuation method used by default for all insurance and reinsurance contracts was the General Model (Building Block Approach) based on IFRS 17, except in respect of contracts eligible to be valued under the Simplified Model (Premium Allocation Approach) or the Variable Fee Approach. The General Model requires that insurance contracts be initially valued for the total of fulfillment cash flows and the contractual service margin (CSM), each as further described in Note 2.2.8 to our Consolidated Financial Statements. Subsequently, the amount recognized in the consolidated balance sheet for each group of insurance contracts measured under this model comprises the liability for remaining coverage, which includes the aforementioned fulfillment cash flows and the contractual service margin, and the liability for incurred claims, which includes the cash flows from related to claims that have occurred, but have not been paid, discounted to reflect the time value of money, the financial risk associated with future cash flows, and a risk adjustment for non-financial risk that would represent the compensation required by the uncertainty associated with the amount and timing of the expected cash flows.
For the year ended December 31, 2021, assets and liabilities under insurance and reinsurance contracts were valued in accordance with IFRS 4. See Notes 2.2.8 and 23 to our Consolidated Financial Statements, which contain a summary of our significant accounting policies and assumptions about our most significant insurance contracts.
Post-employment benefits and other long term commitments to employees
Pension and post-retirement benefit costs and credits are based on actuarial calculations. Inherent in these calculations are assumptions including discount rates, rate of salary increase and expected return on plan assets. Changes in pension and post-retirement costs may occur in the future as a consequence of changes in interest rates, expected return on assets or other assumptions. See Notes 2.2.13 and 25 to our Consolidated Financial Statements, which contain a summary of our significant accounting policies about pension and post-retirement benefit costs and credits.
Tax assets and liabilities
Expenses on corporate income tax applicable to the BBVA Group’s Spanish entities and on similar income taxes applicable to consolidated foreign entities are recognized as an expense for the period in the consolidated income statement, except when they result from transactions on which the profits or losses are recognized directly in equity, in which case the related tax effect is also recognized in equity. The total corporate income tax expense is calculated by aggregating the current tax arising from the application of the corresponding tax rate as per the tax base for the year (after deducting the tax credits or discounts allowable for tax purposes) and the change in deferred tax assets and liabilities recognized in the consolidated income statement.
Deferred tax assets and liabilities include temporary differences, the carryforward of unused tax losses and carryforward of unused tax credits or discount carry forwards. These amounts are calculated by applying to each temporary difference the tax rates that are expected to apply when the asset is realized or the liability settled. See Notes 2.2.9 and 19 to our Consolidated Financial Statements, which contain a summary of our significant accounting policies about tax assets and liabilities.

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
Except with respect to hyperinflationary economies, where all the components of the financial statements (including income statement items) of the relevant subsidiaries (in each case, for any period in which the relevant economy was considered to be hyperinflationary) are converted at the relevant period-end exchange rate, the assets and liabilities of our subsidiaries which maintain their accounts in currencies other than the euro have been converted to the euro at the period-end exchange rates for inclusion in our Consolidated Financial Statements, and income statement items have been converted at the average exchange rates for the period. See Note 2.2.18 to our Consolidated Financial Statements for information on the application of IAS 29 “Financial Reporting in Hyperinflationary Economies”. The following table sets forth the exchange rates of the currencies of the main non-euro regions where we operate against the euro, expressed in local currency per €1.00 as averages for the years ended December 31, 2023, 2022 and 2021 and as period-end exchange rates as of December 31, 2023, 2022 and 2021 according to the European Central Bank (the “ECB”).

	Average Exchange Rates			Period-End Exchange Rates
	Year ended December 31, 2023	Year ended December 31, 2022	Year ended December 31, 2021	As of December 31, 2023	As of December 31, 2022	As of December 31, 2021
Mexican peso	19.1866	21.1889	23.9842	18.7231	20.8560	23.1438
Turkish lira (1)			10.5067	32.6531	19.9649	15.2335
U.S. dollar	1.0815	1.0532	1.1827	1.1050	1.0666	1.1326
Argentine peso				892.8124	188.5144	116.3746
Colombian peso	4,679.2170	4,469.0788	4,427.3611	4,223.3653	5,130.5593	4,509.0618
Peruvian sol	4.0404	4.0309	4.5867	4.1042	4.0572	4.5045
(1)With respect to 2023 and 2022, income statement items have been converted at the exchange rate as of December 31, 2023 and 2022, respectively. With respect to 2021, income statement items have been converted at the average exchange rates for the period.
During 2023, the Mexican peso appreciated against the euro in average terms compared with the average exchange rates for the prior year. On the other hand, the Colombian peso, the U.S. dollar and the Peruvian sol depreciated against the euro in average terms compared with the prior year. The income statement of BBVA Argentina for the year ended December 31, 2023 was significantly impacted by the decline of the Argentine peso during the year, including, in particular, the extraordinary devaluation of the Argentine peso against the euro in December 2023, as a result of the economic measures adopted by the new government. In terms of period-end exchange rates, the Mexican peso and the Colombian peso appreciated against the euro. On the other hand, the Turkish lira, the Argentine peso, the U.S. dollar and the Peruvian sol depreciated against the euro in terms of period-end exchange rates. The overall effect of changes in exchange rates was slightly negative for the period-on-period comparison of the Group’s income statement (mainly due to the depreciation of the period-end exchange rates of the Turkish lira and the Argentine peso used to convert income statement items pursuant to IAS 21) and balance sheet.
During 2022, the Mexican peso, the U.S. dollar and the Peruvian sol appreciated against the euro in average terms compared with the average exchange rates for the prior year. On the other hand, the Colombian peso depreciated against the euro in average terms compared with the prior year. In terms of period-end exchange rates, the Mexican peso, the U.S. dollar and the Peruvian sol appreciated against the euro. On the other hand, the Turkish lira, the Argentine peso and the Colombian peso depreciated against the euro in terms of period-end exchange rates. The overall effect of changes in exchange rates was slightly negative for the period-on-period comparison of the Group’s income statement and balance sheet.

When comparing two dates or periods in this Annual Report on Form 20-F we have sometimes excluded, where specifically indicated, the impact of changes in exchange rates by assuming constant exchange rates. In doing this, with respect to income statement amounts, we have used the average exchange rate for the more recent period for both periods (except with respect to hyperinflationary economies, where we have used the period-end exchange rate of the more recent period for both periods) and, with respect to balance sheet amounts, we have used the period-end exchange rate of the more recent period for both period ends.
Designation of Turkey as a Hyperinflationary Economy
Since the first half of 2022, the Turkish economy has been considered hyperinflationary, resulting in the Group having applied hyperinflation accounting in accordance with IAS 29 “Financial Reporting in Hyperinflationary Economies” in respect thereof with effect from January 1, 2022 with respect to the financial statements of the BBVA Group’s entities located in Turkey7. In addition, all the components of the financial statements of such entities (including income statement items) (in each case, for any period in which the Turkish economy was considered to be hyperinflationary) are converted at the relevant period-end exchange rate for inclusion in our consolidated financial statements, and the resulting conversion differences are recorded within “Accumulated other comprehensive income (loss)” as stated in IAS 21 “Effects of Changes in Foreign Exchange Rates”.
The net result derived from the application of IAS 29 “Financial Reporting in Hyperinflationary Economies” and IAS 21 “Effects of Changes in Foreign Exchange Rates” in Turkey for the year ended December 31, 2023 amounted to a loss of €2,610 million, of which €2,242 million was a loss attributable to owners of the parent. This impact included the loss of the net monetary position, which amounted to a gross amount of €2,118 million and was recorded in the line “Other operating expense” in the consolidated income statement, partially offset by the positive impact of the revaluation of certain bonds linked to inflation, for a gross amount of €1,202 million (recorded under “Other operating income”), given that, under IAS 29 “Financial Reporting in Hyperinflationary Economies”, these types of bonds are considered protective assets.
The net result attributable to owners of the parent derived from the application of IAS 29 “Financial Reporting in Hyperinflationary Economies” and IAS 21 “Effects of Changes in Foreign Exchange Rates” in Turkey for the year ended December 31, 2022 amounted to a loss of €1,793 million. This impact included the loss of the net monetary position, which amounted to a gross amount of €2,323 million and was recorded in the line “Other operating expense” in the consolidated income statement, partially offset by the positive impact of the revaluation of certain bonds linked to inflation, for a gross amount of €1,490 million (recorded under “Other operating income”), given that, under IAS 29 “Financial Reporting in Hyperinflationary Economies”, these types of bonds are considered protective assets.
During 2023 the impact on equity derived from the application of IAS 29 “Financial Reporting in Hyperinflationary Economies” and IAS 21 “Effects of Changes in Foreign Exchange Rates” in Turkey amounted to a loss of €355 million, of which €306 million have been recorded within “Equity – Accumulated other comprehensive income (loss)”, and €49 million within “Minority interests – Accumulated other comprehensive income (loss)” (see Note 30 to the Consolidated Financial Statements). In 2022 the impact on equity derived from the retrospective application of IAS 29 “Financial Reporting in Hyperinflationary Economies” since January 1, 2022 in Turkey led to an increase in equity of €130 million, mainly as a result of the revaluation of tangible assets and inflation-linked bonds.
See Note 2.2.18 to our Consolidated Financial Statements for information on the application of IAS 29 “Financial Reporting in Hyperinflationary Economies” and IAS 21 “Effects of Changes in Foreign Exchange Rates” to hyperinflationary economies.
7 IAS 29 does not apply to the operations outside Turkey of the Türkiye Garanti Bankası A.Ş. group of companies, and in particular to the financial statements of Garanti Bank S.A. in Romania and GarantiBank International N.V. in the Netherlands.

Voluntary takeover bid for the entire share capital of Türkiye Garanti Bankası A.Ş.
On November 15, 2021, BBVA announced a voluntary takeover bid (VTB) addressed to the holders of the 2,106,300,000 shares8 of Garanti BBVA not controlled by BBVA, which represented 50.15% of Garanti BBVA’s total share capital. BBVA submitted for authorization an application for the VTB to the supervisor of the securities markets in Turkey (CMB) on November 18, 2021.
On March 31, 2022, CMB approved the relevant information memorandum and on the same day BBVA announced the start of the VTB acceptance period on April 4, 2022. On May 18, 2022, BBVA announced the finalization of the offer acceptance period, with the acquisition of 36.12% of Garanti BBVA’s share capital. The total amount paid by BBVA was approximately 22,758 million Turkish lira (equivalent to approximately €1,390 million9 including the expenses associated with the transaction and net of the collection of the dividends corresponding to the stake acquired). The transaction resulted in a capital gain of approximately €924 million (including the impacts after the application of IAS 29 “Financial Reporting in Hyperinflationary Economies”, see Note 2.2.18 to our Consolidated Financial Statements). An amount of €3,609 million was recorded under the heading “Other reserves” and there was a reclassification to “Accumulated other comprehensive income (loss)” corresponding to the 36.12% acquired from “Minority interests” to “Accumulated other comprehensive income (loss)” of the parent company amounting to a loss of €2,685 million. The total derecognition associated with the transaction of the heading “Minority interests” considering “Other items” and “Accumulated other comprehensive income (loss)” amounted to a loss of €2,541 million. The percentage of total share capital of Garanti BBVA owned by BBVA (after the completion of the VTB on May 18, 2022) was 85.97%.
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
Macroeconomic and geopolitical conditions
The Group is sensitive to the deterioration of economic conditions or the alteration of the institutional environment of the countries in which it operates, and especially Spain, Mexico and Turkey. Additionally, the Group is exposed to sovereign debt, especially in these geographical areas.
The global economy is currently facing a number of extraordinary challenges. The war in Ukraine and the sanctions imposed against and by Russia have led to significant disruption, instability and volatility in global markets, as well as higher inflation and lower economic growth, due in part to the higher energy prices. Despite the moderation of oil and gas prices and financial volatility over the last year, increasing geopolitical tensions may lead to new price increases and financial instability, particularly following the armed conflict in the Middle East and the recent disruptions to maritime trade routes in the Red Sea. For additional information on the deteriorating economic environment, see “—Operating Environment”.
In addition, there is a risk of a sharp growth slowdown in China, which could lead to lower GDP expansion in many regions. Although it may be possible to offset part of the growth slowdown through the adoption of certain fiscal, monetary and regulatory measures by authorities, there are risks related to tensions in the real estate markets, among others.
Further, the collapse of Silicon Valley Bank and UBS’s agreement to takeover Credit Suisse in early 2023 led to increased volatility, especially in the stock and interest rate markets, and have given rise to global banking concerns, including with respect to the concentration and quality of bank deposits and the debt holdings of certain banks.
8 All references to “shares” or “share” shall be deemed made to lots of 100 shares, which is the trading unit in which Garanti BBVA shares are listed at Borsa Istanbul.
9 Using the effective exchange rate of 16.14 Turkish lira per euro.

The Group’s results of operations have been particularly affected by the increases in interest rates adopted by central banks in an attempt to tame inflation, which have led to a rise in both interest revenue and expenses and a shift from deposits towards higher profitability investments (including mutual funds). The prevalence of high interest rates could adversely affect the Group by generating mark-to-market losses on securities portfolios, reducing the demand for credit, increasing funding costs and leading to an increase in the default rate of its borrowers and other counterparties, adversely affecting the amount of deposits if remuneration thereof is not increased accordingly and otherwise affecting margins. While interest rates have started to decline in certain regions, and the United States and the Eurozone may follow suit in 2024, monetary policies are expected to remain tight in the near term. In addition, declines in interest rates could refuel inflation.
Further, the Group’s results of operations have been affected by the high inflation in all countries in which BBVA operates, especially Turkey and Argentina. In particular, the Turkish economy has been considered hyperinflationary since the first half of 2022. See “—Designation of Turkey as a Hyperinflationary Economy”. Inflation has led to higher expenses and its effects have been considered on the macroeconomic forecasts used to calculate expected credit losses of the BBVA Group for the year ended December 31, 2023. On the other hand, inflation-linked bonds in Turkey have positively contributed to the results of operations of the BBVA Group during the year ended December 31, 2023 (although to a lesser extent than during the year ended December 31, 2022). The CBRT has strengthened its macroprudential policy toolkit and revised the reserve requirement regulation. With this new regulation, reserve requirements, which used to apply to the liability side of balance sheets only, also apply to the asset side of balance sheets, including Turkish lira-denominated commercial cash loans (subject to certain exceptions). For additional information on measures adopted by the CBRT, see “Item 4. Information on the Company―Business Overview—Supervision and Regulation—Principal Markets—Turkey”.
While there have been increasing signs of normalization in economic policy in general, and monetary policy in particular, since the general elections held in May 2023, economic conditions remain relatively unstable, characterized by a depreciation of the Turkish lira, high inflation, a significant trade deficit, low central bank’s foreign reserves and high external financing costs. The earthquakes of February 2023 deepened Turkey’s economic struggles. In addition to the vast human losses, the earthquakes and government’s response thereto added to mounting inflation and budget risks. Continuing unfavorable economic conditions in Turkey may result in a potential deterioration in the purchasing power and creditworthiness of our clients (both individual and corporate). The regulatory and macroprudential policies affecting the banking sector, including measures adopted to increase the weight of Turkish lira-denominated assets and liabilities of the banking system (see “Item 4. Information on the Company―Business Overview—Supervision and Regulation—Principal Markets—Turkey”), and economic conditions in Turkey, including the relatively low official interest rates (with Turkey’s real interest rate still being negative given the high inflation) have affected and may continue to affect the Group’s results and there can be no assurance that adverse developments in the Turkish economy and institutional and regulatory environment will not have a material adverse effect on the Group’s business, financial condition and results of operations.
In Argentina, the risk of economic and financial turbulence persists in a context of regulatory, economic and political uncertainty following the adjustments announced by the new government to correct the spiraling inflation and declines in the Argentine peso exchange rate. The significant exchange rate devaluation implemented in December 2023 and the recently-announced strong fiscal adjustment have further reinforced short-term inflationary pressures.
In Spain, political, regulatory and economic uncertainties have increased since the July 2023 general elections and there is a risk that policies could be adopted that have an adverse impact on the economy or our business.
In Mexico, economic activity has expanded at a relatively high pace throughout 2023, despite some moderation in the fourth quarter, due to the dynamism of private consumption, the resilience of the manufacturing sector, the effects on private investment of the prospects for the relocation of manufacturing production outside of China (nearshoring) and the impact of larger public spending on the construction sector, in a context of relatively high growth in the United States. Despite the growth in economic activity, there is uncertainty related mainly to the June 2024 elections and policies that will be adopted by the new government.
In Colombia and Peru, climate-driven factors and greater social conflict could have a negative impact on the economy.

IFRS 17 – Insurance contracts
IFRS 17 superseded IFRS 4 for the recognition, measurement, presentation and disclosure of insurance contracts. The initial application date of IFRS 17 was January 1, 2023 and it has been applied to the year ended December 31, 2023, with a transition date of January 1, 2022. In order to make the information as of and for the year ended December 31, 2022 comparable with the information as of and for the year ended December 31, 2023, the balance sheet as of December 31, 2022 and the income statement for the year ended December 31, 2022 were restated. Information as of and for the year ended December 31, 2021 is presented following the policies and valuation criteria established by IFRS 4, which was applicable as of December 31, 2021. For additional information on the application of IFRS 17, see Notes 2.2.8 and 2.3 and Appendix X to our Consolidated Financial Statements.
IFRS 17 has introduced substantial changes in the accounting of insurance contracts with the aim of achieving greater homogeneity and increasing comparability among entities. With the implementation of IFRS 17, the valuation of insurance contracts is based on a model that uses updated assumptions for each reporting period.
The impact on equity of the first-time application of IFRS 17 as of January 1, 2023 on the BBVA Group includes the impact in transition and financial information from January 1, 2022 to December 31, 2022 as restated under IFRS 17. A non-significant effect has been observed when comparing the results expressed under IFRS 4 with those restated under IFRS 17 in 2022, except in specific cases, the impact of which has been recorded in “Retained earnings”. For additional information, see Appendix X to our Consolidated Financial Statements.
The impact of the transition from IFRS 4 to IFRS 17 on accumulated other comprehensive income (loss) and retained earnings related mainly to long-term contracts. The impact on equity recognized at the date of entry into force of IFRS 17 (January 1, 2023) was not significant for the consolidated financial statements of the BBVA Group.
Agreement on the Collective Layoff Procedure
On June 8, 2021, BBVA reached an agreement with union representatives on the collective layoff procedure proposed for Banco Bilbao Vizcaya Argentaria, S.A. in Spain on April 13, 2021, which would affect a maximum of 2,935 employees. The agreement also included the closing of 480 offices (all closed as of June 30, 2022). Ultimately, by the time the procedure was over, 2,899 employees had accepted the agreement and effectively departed BBVA. The cost of the process amounted to a €994 million expense before taxes for the year ended December 31, 2021 (€754 million corresponding to the collective layoff and €240 million to the closing of offices, respectively) which was recognized under the headings “Provisions or reversal of provisions”, “Impairment or reversal of impairment on non-financial assets”, “Gains (losses) on derecognition of non-financial assets and subsidiaries, net” and “Gains (losses) from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations” of the BBVA Group and under the heading “Profit / (loss) from discontinued operations, net and Other” of the Corporate Center. See Note 24 to our Consolidated Financial Statements.
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
The results obtained by BBVA USA Bancshares, Inc. were consolidated in the Group’s results during the first five months of 2021, until completion of the USA Sale on June 1, 2021, and for all of 2020 under “Profit / (loss) from discontinued operations, net”. The accounting for both the results generated by BBVA USA Bancshares, Inc. in the first five months of 2021 and the gain on sale at closing of the transaction resulted in a cumulative profit net of taxes of €280 million in the year ended December 31, 2021, which was recorded under the heading “Profit / (loss) from discontinued operations, net”, and in a positive impact on the BBVA Group’s Common Equity Tier 1 (fully loaded) ratio of approximately 294 basis points as of December 31, 2021. See Notes 3 and 21 to our Consolidated Financial Statements.
Sale of the BBVA Group’s stake in Paraguay
On January 22, 2021 and after obtaining the relevant regulatory authorizations from the competent authorities, BBVA completed the sale of 100% of the share capital in its subsidiary BBVA Paraguay to Banco GNB Paraguay S.A., an affiliate of Grupo Financiero Gilinski. The total amount received by BBVA amounted to approximately $250 million (approximately €210 million) in cash. The transaction resulted in a loss of approximately €9 million net of taxes and increased the Group’s CET1 (fully loaded) ratio by approximately 6 basis points in 2021.

Operating Environment
Our results of operations are dependent, to a large extent, on the level of demand for our products and services (primarily loans and deposits but also intermediation of financial products such as sovereign or corporate debt) in the countries in which we operate. Demand for our products and services in those countries is affected by the performance of their respective economies in terms of Gross Domestic Product (“GDP”), as well as prevailing levels of employment, inflation and, particularly, interest rates. Typically, the demand for loans and saving products correlates positively with income, which correlates in turn with GDP, employment and the evolution of corporate earnings. Interest rates have a direct impact on bank results as banking activity mainly relies on the generation of positive interest margins by paying lower interest on liabilities, primarily deposits, than the interest received on assets, primarily loans. However, it should be noted that higher interest rates, all else being equal, also reduce the demand for banking loans and increase the cost of funding and also typically lead to unrealized losses on fixed income securities and higher default rates.
Global economic growth has slowed throughout 2023 and, in particular, during the last few months of the year due to high inflation, the tightening of monetary conditions and the gradual fading of activity recovery after the COVID-19 pandemic. Still, the growth slowdown has been, in general, less abrupt than expected and economic activity remains relatively dynamic, particularly in the United States. The dynamism of labor markets, expansive fiscal policies and the gradual dissipation of supply shocks caused by the pandemic and the war in Ukraine have contributed to this.
The fall in commodity prices with respect to 2022 and improvements in supply bottlenecks, despite the recent disruptions in maritime trade in the Red Sea caused by conflicts in the region, have contributed to a significant moderation of inflation which, in annual terms, reached 3.4% in the United States and 2.9% in the Eurozone in December 2023, well below the levels registered at the end of 2022 (6.5% in the United States and 9.2% in the Eurozone). In January 2024, inflation reached, in annual terms, 3.1% in the United States and 2.8% in the Eurozone.
In this context, the process of raising interest rates that began approximately two years ago appears to have come to an end. According to BBVA Research, inflation is expected to continue to evolve favorably in the coming months, paving the way for the beginning of a process of gradual relaxation of monetary conditions by around mid-2024, which would bring monetary policy interest rates to around 4.50% in the United States and 3.75% (in the case of refinancing operations interest rates) in the Eurozone at the end of 2024. Moreover, it is expected that both the Fed and the ECB will continue to adopt liquidity reduction measures throughout 2024.
BBVA Research forecasts that global growth will be approximately 3.0% in 2024, similar to the GDP growth estimated for 2023. In the United States, strong domestic demand has supported GDP growth of 2.5% in 2023, but tight monetary conditions are expected by BBVA Research to contribute to a slowdown in growth in 2024 to around 1.5%. In China, structural challenges remain that may lead to a rapid economic slowdown, but a series of stimulus measures have allowed for greater-than-expected dynamism in activity in recent months, and GDP growth of 5.2% in 2023. BBVA Research’s GDP growth forecast for 2024 remains unchanged at 4.4%. In the Eurozone, economic activity has stagnated in recent months, reinforcing the prospects for low growth. BBVA Research forecasts a GDP expansion of 0.7% in 2024, slightly more than the 0.5% growth recorded in 2023.
In this context of below-potential growth and still high interest rates, the moderation of aggregate demand is expected to lead to a further reduction in inflation, which, however, is expected to remain somewhat above the inflation targets in the United States and the Eurozone until the end of 2024.
In any case, uncertainty remains high and a series of factors could trigger more negative scenarios. The persistence of inflation and high interest rates could generate a deep and widespread recession, as well as new episodes of financial volatility. Furthermore, China’s slowdown could end up being more severe than anticipated. Finally, current geopolitical tensions could drive energy prices up and cause new disruptions in global supply chains.
In Spain, GDP expanded 2.5% in 2023 and is expected by BBVA Research to be 1.5% in 2024. Despite the relative resilience of activity, largely related to the dynamism of the services sector and the labor market, as well as the effect of European recovery funds, growth is expected to be depressed by the relatively weak activity dynamism in the Eurozone, in a context of larger uncertainty about internal policies. Annual inflation, which fell from particularly high values to 3.4% in January 2024 (3.1% in December 2023), is expected by BBVA Research to remain close to this level during 2024.

In Mexico, economic activity has expanded at a relatively high pace throughout 2023, despite some moderation in the fourth quarter, due to the dynamism of private consumption, the resilience of the manufacturing sector, the effects on private investment of the prospects for the relocation of manufacturing production outside of China (nearshoring) and the impact of larger public spending on the construction sector, in a context of relatively high growth in the United States. GDP grew by 3.2% in 2023 and is expected by BBVA Research to grow by 2.9% in 2024. Annual inflation decreased throughout 2023 and reached 4.9% in January 2024 (4.7% in December 2023). BBVA Research expects annual inflation to moderate gradually in the coming quarters, to around 3.8% on average in 2024. Official interest rates, which stood at 11.25% at the end of 2023, are expected by BBVA Research to begin to be cut from the first quarter of 2024, converging to around 9.0% at the end of this year.
In Turkey, there are increasing signs of changes in economic policy, in general, and monetary policy, in particular, since the general elections held in May 2023, which may lead to a gradual correction of the current distortions. In this regard, the reference interest rate has increased from 8.5% at the beginning of the previous year to 45.0% in January 2024 (42.5% in December 2023), and is expected by BBVA Research to remain unchanged at this level for a prolonged period of time, with the objective of controlling inflation, which reached 64.9% in January 2024 (64.8% in December 2023) in annual terms, and pave the way for a more stable Turkish lira. Economic growth is estimated by BBVA Research to have moderated to 4.5% in 2023 and expected to be 3.5% in 2024, supported by a still expansionary fiscal policy. In a context of high uncertainty, BBVA Research expects that the pace of GDP growth will moderate, eventually contributing to a reduction in inflation, which is however expected to remain at relatively high levels.
In Argentina, the new government that came out of the November of 2023 elections has announced an adjustment plan to begin correcting the strong macroeconomic distortions, which, among other measures, includes a significant reduction in the fiscal deficit and a severe exchange rate depreciation. Uncertainty is high, but despite their short-term adverse impact and the high associated risks, recent adjustments, eventually complemented by additional measures such as an increase in interest rates, could according to BBVA Research lay the foundations for a gradual reduction in inflation and a recovery in growth starting in the second half of 2024. Thus, annual inflation, which accelerated to 254% in January 2024 (211% in December 2023), is expected by BBVA Research to continue to increase during the next few months, before easing to around 175% in December 2024. GDP, which is estimated to have fallen by around 1.5% in 2023, is expected by BBVA Research to contract by around 4.0% in 2024, despite some eventual improvement expected late in this year.
In Colombia, economic activity has lost dynamism throughout 2023, when GDP increased by 0.6%, well below expectations. In 2024, GDP is forecast to expand by 1.5%. The lower growth of domestic demand is expected by BBVA Research to support a gradual moderation of inflation, from 8.3% in January 2024 (9.3% in December 2023) to around 5.4% in December 2024, which according to it could allow interest rates, which stood at 12.75% at the beginning of the year (13.0% in December 2023), to converge to around 7.0% by the end of 2024.
In Peru, in a context marked by adverse weather shocks and the effects of high inflation and contractionary monetary policy, economic activity exhibited weakness in 2023, and particularly in the last months of the year. In this context, GDP contracted by 0.6% in 2023. The moderation of inflation (which reached 3.0% in January 2024 (3.2% in December 2023) and is estimated to converge to around 2.6% in December 2024), as well as the gradual decline of interest rates (which fell by 150 basis points to 6.25% over the last few months and are expected to continue to be cut to approximately 4.5% throughout 2024) are expected by BBVA Research to support activity recovery and GDP growth of 2.0% in 2024.

BBVA Group results of operations for 2023 compared to 2022
The table below shows the Group’s consolidated income statements for 2023 and 2022.

	Year ended December 31,
	2023	2022	Change
	(In Millions of Euros)		(In %)
Interest and other income	47,850	31,432	52.2
Interest expense	(24,761)	(12,309)	101.2
Net interest income	23,089	19,124	20.7
Dividend income	118	123	(4.2)
Share of profit or loss of entities accounted for using the equity method	26	21	27.3
Fee and commission income	9,899	8,260	19.8
Fee and commission expense	(3,611)	(2,888)	25.0
Net gains (losses) on financial assets and liabilities (1)	1,844	663	178.0
Exchange differences, net	339	1,275	(73.4)
Other operating income	619	528	17.2
Other operating expense	(4,042)	(3,438)	17.6
Income on insurance and reinsurance contracts	3,081	2,622	17.5
Expense on insurance and reinsurance contracts	(1,821)	(1,547)	17.7
Gross income	29,542	24,743	19.4
Administration costs	(10,905)	(9,373)	16.3
Personnel expense	(6,530)	(5,601)	16.6
Other administrative expense	(4,375)	(3,773)	16.0
Depreciation and amortization	(1,403)	(1,328)	5.6
Net margin before provisions (2)	17,233	14,042	22.7
Provisions or reversal of provisions	(373)	(291)	28.3
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(4,428)	(3,379)	31.1
Impairment or reversal of impairment on non-financial assets	(54)	(27)	96.4
Gains (losses) on derecognition of non-financial assets and subsidiaries, net and Impairment or reversal of impairment of investments in joint ventures and associates	19	31	(38.8)
Gains (losses) from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations	22	(108)	n.m. (3)
Operating profit / (loss) before tax	12,419	10,268	20.9
Tax expense or income related to profit or loss from continuing operations	(4,003)	(3,505)	14.2
Profit / (loss) from continuing operations	8,416	6,763	24.4
Profit / (loss) from discontinued operations, net	—	—	—
Profit / (loss)	8,416	6,763	24.4
Profit / (loss) attributable to parent company	8,019	6,358	26.1
Profit / (loss) attributable to non-controlling interests	397	405	(2.1)
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
(3)Not meaningful.

The changes in our consolidated income statements for the years ended December 31, 2023 and 2022 were as follows:
Net interest income
The following table summarizes net interest income for the years ended December 31, 2023 and 2022.

	Year ended December 31,
	2023	2022	Change
	(In Millions of Euros)		(In %)
Interest and other income	47,850	31,432	52.2
Interest expense	(24,761)	(12,309)	101.2
Net interest income	23,089	19,124	20.7
Net interest income for the year ended December 31, 2023 amounted to €23,089 million, a 20.7% increase compared with the €19,124 million recorded for the year ended December 31, 2022, as interest and other income increased by 52.2% due mainly to the increase in yields and, to a significantly lesser extent, volumes (see “Item 4. Information on the Company—Selected Statistical Information—Average Balances and Rates”) of corporate loans and retail loans, partially offset by an increase in interest expense of 101.2%, mainly driven by higher overall funding costs due to interest rate increases, with liabilities repricing faster than assets. The positive income generated by the funds obtained from drawdowns of the ECB’s TLTRO III facilities was recorded under interest and other income, while the borrowing costs of the drawdowns of the TLTRO III facilities were recorded under interest expense. By region, the increase in net interest income was the result of increases in net interest income in the main countries where the BBVA Group operates (as described below). At constant exchange rates, net interest income increased by 28.6%. The following factors, set out by region, were the main contributors to the 20.7% increase in net interest income:
•Mexico: there was a 31.9% increase mainly as a result of the higher contribution from our wholesale and retail portfolios (in terms of volume and yield) and, to a lesser extent, the securities portfolio (in terms of yield), supported by the appreciation of the Mexican peso against the euro and (with respect to the yield) the higher interest rate environment, partially offset by higher funding costs as a result of the increase in interest rates, and the effect of the appreciation of the Mexican peso against the euro on interest expense.
•Spain: there was a 48.9% increase mainly as a result of the higher yield of the non-financial corporations loan portfolio, supported by the higher interest rate environment, partially offset by significantly higher funding costs.
•South America: there was a 6.2% increase mainly as a result of increases in the yield and volume of credit card loans and the commercial loan portfolios in the region, partially offset by significantly higher funding costs (particularly, in the wholesale portfolio in Colombia) as a result of increases in interest rates, and the depreciation of the currencies of the main countries where the BBVA Group operates within the region against the euro, which had a greater impact on interest income than on interest expense.
The increase in net interest income was partially offset by:
•Turkey: there was a 28.4% decrease mainly as a result of the depreciation of the Turkish lira against the euro and, to a lesser extent, lower swap funding costs, partially offset by the higher volume of Turkish lira-denominated loans (credit card loans and loans to enterprises) and the increase in volume of sovereign debt securities, as a result in part of the increase in the securities maintenance ratio established by the CBRT (see “—Supervision and Regulation—Principal Markets—Turkey”).
Dividend income
Dividend income for the year ended December 31, 2023 amounted to €118 million, a 4.2% decrease compared with the €123 million recorded for the year ended December 31, 2022, mainly as a result of lower dividend income in Spain, particularly in connection with the non-trading portfolio.
Share of profit or loss of entities accounted for using the equity method
Share of profit or loss of entities accounted for using the equity method for the year ended December 31, 2023 amounted to income of €26 million compared with the income of €21 million recorded for the year ended December 31, 2022.

Fee and commission income
The table below provides a breakdown of fee and commission income for the years ended December 31, 2023 and 2022:

	Year ended December 31,
	2023	2022	Change
	(In Millions of Euros)		(In %)
Bills receivables	24	26	(7.4)
Demand accounts	300	424	(29.3)
Credit and debit cards and POS	4,665	3,499	33.3
Checks	175	162	8.3
Transfers and other payment orders	862	812	6.2
Insurance product commissions	384	261	47.4
Loan commitments given	307	259	18.4
Other commitments and financial guarantees given	471	420	12.0
Asset management	1,407	1,228	14.5
Securities fees	345	266	29.9
Custody securities	207	193	7.4
Other fees and commissions	751	711	5.7
Fee and commission income	9,899	8,260	19.8
Fee and commission income increased by 19.8% to €9,899 million for the year ended December 31, 2023 from the €8,260 million recorded for the year ended December 31, 2022, primarily due to the increased volume of transactions in the main countries where the BBVA Group operates, in particular, credit cards in Mexico, Turkey and Argentina, and the appreciation of the Mexican peso against the euro, partially offset by the depreciation of the currencies of the main non-euro countries where the BBVA Group operates (excluding Mexico).
Fee and commission expense
The breakdown of fee and commission expense for the years ended December 31, 2023 and 2022 is as follows:

	Year ended December 31,
	2023	2022	Change
	(In Millions of Euros)		(In %)
Demand accounts	6	5	29.9
Credit and debit cards	2,337	1,884	24.0
Transfers and other payment orders	156	132	18.0
Commissions for selling insurance	40	54	(25.7)
Custody securities	111	92	19.8
Other fees and commissions	961	721	33.3
Fee and commission expense	3,611	2,888	25.0
Fee and commission expense increased by 25.0% to €3,611 million for the year ended December 31, 2023 from the €2,888 million recorded for the year ended December 31, 2022, primarily due to the increased volume of transactions in the main countries where the BBVA Group operates, in particular, in credit cards, the higher commissions paid for attracting customers to open salary accounts in Turkey and the appreciation of the Mexican peso against the euro, partially offset by the depreciation of the currencies of the main non-euro countries where the BBVA Group operates (excluding Mexico).
Net gains (losses) on financial assets and liabilities
Net gains on financial assets and liabilities increased to €1,844 million for the year ended December 31, 2023 compared to the net gain of €663 million recorded for the year ended December 31, 2022, mainly due to the higher gains from the debt securities portfolios in South America and Turkey, higher sales in the Global Markets unit in Spain and Mexico and, to a lesser extent, the increase in gains from the debt securities portfolio in Argentina, partially offset by the negative effect of the appreciation of the Mexican peso on foreign currency hedges within the ALCO portfolio in the Corporate Center and, to a lesser extent, the depreciation of the currencies of the main non-euro countries where the BBVA Group operates (excluding Mexico).

The table below provides a breakdown of net gains (losses) on financial assets and liabilities for the years ended December 31, 2023 and 2022:

	Year ended December 31,
	2023	2022	Change
	(In Millions of Euros)		(In %)
Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net	76	64	18.7
Financial assets at fair value through other comprehensive income	42	58	(28.9)
Financial assets at amortized cost	41	8	n.m. (1)
Other financial assets and liabilities	(7)	(3)	153.4
Gains (losses) on financial assets and liabilities held for trading, net	1,352	562	140.8
Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net	337	(67)	n.m. (1)
Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net	96	150	(36.0)
Gains (losses) from hedge accounting, net	(17)	(45)	(62.0)
Net gains (losses) on financial assets and liabilities	1,844	663	178.0
(1)Not meaningful.
Gains on derecognition of financial assets and liabilities not measured at fair value through profit or loss increased by 18.7% to €76 million in the year ended December 31, 2023 from €64 million in the year ended December 31, 2022, mainly due to the increase in gains from debt securities in Turkey, partially offset by the depreciation of the currencies of the main non-euro countries where the BBVA Group operates (excluding Mexico).
Gains on financial assets and liabilities held for trading increased to €1,352 million in the year ended December 31, 2023 from €562 million in the year ended December 31, 2022, mainly as a result of the higher gains from the debt securities portfolios in South America and Turkey, higher sales in the Global Markets unit in Spain and Mexico, supported by the high-volatility environment, partially offset by the negative effect of the appreciation of the Mexican peso on foreign currency hedges within the ALCO portfolio of the Corporate Center and the depreciation of the currencies of the main non-euro countries where the BBVA Group operates (excluding Mexico).
Gains on non-trading financial assets mandatorily at fair value through profit or loss were €337 million in the year ended December 31, 2023, compared to the €67 million loss in the year ended December 31, 2022, primarily due to the higher contribution from the industrial and financial portfolios managed by the Corporate Center as part of the centralized Group functions and the increase in gains from the debt securities portfolio in Argentina.
Gains on financial assets and liabilities designated at fair value through profit or loss decreased by 36.0% to €96 million in the year ended December 31, 2023 from €150 million in the year ended December 31, 2022, mainly as a result of decreased gains from the Global Markets unit in Spain and, to a lesser extent, the depreciation of the currencies of the main non-euro countries where the BBVA Group operates (excluding Mexico).
Losses from hedge accounting decreased by 62.0% to €17 million in the year ended December 31, 2023 from €45 million in the year ended December 31, 2022, as a result of the lower negative changes in the fair value of hedged items (attributable to the hedged risk) in Mexico and Turkey.
Exchange differences, net
Exchange differences decreased by 73.4% to a €339 million gain for the year ended December 31, 2023 from a €1,275 million gain for the year ended December 31, 2022, mainly as a result of the negative exchange rate differences recognized in Mexico and South America.
Other operating income and expense, net
Other operating income for the year ended December 31, 2023 increased by 17.2% to €619 million compared with the €528 million recorded for the year ended December 31, 2022, mainly as a result of the higher income from operating leases in Turkey and, to a lesser extent, higher income from non-financial services related to real estate in Mexico, offset in part by the depreciation of the currencies of the main non-euro countries where the BBVA Group operates (excluding Mexico) and the lower impact of the revaluation of bonds linked to inflation in Turkey (€1,202 million in 2023 compared to €1,490 million in 2022).

Other operating expense for the year ended December 31, 2023 amounted to €4,042 million, a 17.6% increase compared with the €3,438 million recorded for the year ended December 31, 2022, mainly driven by the higher net loss on the monetary position resulting from the adjustment for hyperinflation in Argentina (€2,314 million in 2023 compared to the €822 million in 2022), the payment of the temporary tax on credit institutions and financial credit establishments in Spain for the first time (totaling €215 million, which was paid in the year ended December 31, 2023), the greater contribution made to the Deposit Guarantee Fund of Credit Institutions in Mexico and Turkey and the appreciation of the Mexican peso, partially offset by the lower combined contribution made to the ECB’s Single Resolution Fund and to the Deposit Guarantee Fund in Spain compared to the year ended December 31, 2022, the lower net loss on the monetary position resulting from the adjustment for hyperinflation in Turkey (€2,118 million in 2023 compared to €2,323 million in 2022) and the depreciation of the currencies of the main non-euro countries where the BBVA Group operates (excluding Mexico). As of December 31, 2023, BBVA had satisfied in full the amount to be paid by it at a global level under the ECB’s Single Resolution Fund. In addition, the estimated impact of the temporary tax corresponding to the year 2024 is €285 million and will be recorded in the first quarter of 2024 under “Other operating expense” in the consolidated income statement.
Income and expense on insurance and reinsurance contracts
Income on insurance and reinsurance contracts for the year ended December 31, 2023 was €3,081 million, a 17.5% increase compared with the €2,622 million of income recorded for the year ended December 31, 2022, mainly due to the increase in insurance premiums in Mexico and Spain as a result of higher insurance sales and, to a lesser extent, the appreciation of the Mexican peso against the euro, partially offset by the depreciation of the currencies of the main non-euro countries where the BBVA Group operates (excluding Mexico).
Expense on insurance and reinsurance contracts for the year ended December 31, 2023 was €1,821 million, a 17.7% increase compared with the €1,547 million expense recorded for the year ended December 31, 2022, mainly as a result of a higher claim ratio in Spain and Mexico and the higher insurance premiums paid to third parties in Mexico, mainly driven by the increase in the volume of insurance sales, partially offset by the depreciation of the currencies of the main non-euro countries where the BBVA Group operates (excluding Mexico).
Administration costs
Administration costs, which include personnel expense and other administrative expense, for the year ended December 31, 2023 amounted to €10,905 million, a 16.3% increase compared with the €9,373 million recorded for the year ended December 31, 2022, mainly as a result of the higher personnel expenses mainly driven by salary increases (driven by inflation) and, to a lesser extent, an increase in the number of employees in Mexico, Spain and, to a lesser extent, Peru, the increase in certain general expenses related to technology driven to a great extent by the higher average inflation rate in the main countries where the BBVA Group operates and, to a lesser extent, the appreciation of the Mexican peso against the euro, partially offset by the depreciation of the currencies of the main non-euro countries where the BBVA Group operates (excluding Mexico).
The table below provides a breakdown of personnel expense for the years ended December 31, 2023 and 2022:

	Year ended December 31,
	2023	2022	Change
	(In Millions of Euros)		(In %)
Wages and salaries	5,068	4,310	17.6
Social security costs	834	708	17.8
Defined contribution plan expense	139	87	60.2
Defined benefit plan expense	49	42	17.2
Other personnel expense	440	454	(3.0)
Personnel expense	6,530	5,601	16.6

The table below provides a breakdown of other administrative expense for the years ended December 31, 2023 and 2022:

	Year ended December 31,
	2023	2022	Change
	(In Millions of Euros)		(In %)
Technology and systems	1,512	1,391	8.7
Communications	219	195	12.3
Advertising	349	266	31.2
Property, fixtures and materials	520	440	18.3
Taxes other than income tax	451	370	21.9
Surveillance and cash courier services	234	214	9.5
Other expense	1,090	897	21.5
Other administrative expense	4,375	3,773	16.0
Depreciation and amortization
Depreciation and amortization for the year ended December 31, 2023 was €1,403 million, a 5.6% increase compared with the €1,328 million recorded for the year ended December 31, 2022, mainly due to the increase in the depreciation expense related to IT equipment and right-of-use leased assets in Mexico and Turkey and the appreciation of the Mexican peso, partially offset by the decreases in the depreciation expense of right-of-use leased assets in Spain.
Provisions or reversal of provisions
Provisions or reversal of provisions for the year ended December 31, 2023 amounted to an expense of €373 million, a 28.3% increase compared with the €291 million expense recorded for the year ended December 31, 2022, mainly as a result of the increased provisions for pensions and other employee benefit commitments in Spain and Turkey, higher provisions for various purposes in Spain and South America, higher provisions for contingent risks and legal contingencies in Mexico and the provisions recorded in connection with the February 2023 earthquakes in Turkey, partially offset by the depreciation of the currencies of the main non-euro countries where the BBVA Group operates (excluding Mexico) and lower provisions for contingent risks and legal contingencies in Peru.
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification for the year ended December 31, 2023 was an expense of €4,428 million, a 31.1% increase compared with the €3,379 million expense recorded for the year ended December 31, 2022, mainly due to (i) higher Stage 3 entries in the retail loan portfolios (consumer and credit cards) in Mexico and in Spain, as a result, in part, of the high interest rate environment; (ii) higher credit impairment requirements in Stage 3 retail loans in Peru as a result of the expiration of the grace period granted under the Reactiva program in September 2023; (iii) additional credit impairment requirements in consumer loans in Colombia, within an inflationary environment and overall unfavorable macroeconomic conditions; and (iv) the appreciation of the Mexican peso; partially offset by the decrease in the collective expected losses related to the wholesale portfolio in Turkey, as a result of the improved performance of companies which resulted in a lower default rate, and the depreciation of the currencies of the main non-euro countries where the BBVA Group operates (excluding Mexico).
The table below provides a breakdown of impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification for the years ended December 31, 2023 and 2022:

	Year ended December 31,
	2023	2022	Change
Impairment or reversal of impairment on:	(In Millions of Euros)		(In %)
Financial assets at fair value through other comprehensive income	42	76	(44.5)
Financial assets at amortized cost	4,386	3,303	32.8
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	4,428	3,379	31.1

Impairment or reversal of impairment on non-financial assets
Impairment or reversal of impairment on non-financial assets for the year ended December 31, 2023 amounted to an expense of €54 million, a 96.4% increase compared with the €27 million expense recorded for the year ended December 31, 2022, mainly due to higher non-financial assets impairments in Turkey, partially offset by lower non-financial assets impairments in Spain.
Gains (losses) on derecognition of non-financial assets and subsidiaries, net and Impairment or reversal of impairment of investments in joint ventures and associates
Gains on derecognition of non-financial assets and subsidiaries, net and Impairment or reversal of impairment of investments in joint ventures and associates for the year ended December 31, 2023 amounted to €19 million, a 38.8% decrease compared with the €31 million gain recorded for the year ended December 31, 2022.
Gains (losses) from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations
Gains from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations for the year ended December 31, 2023 amounted to €22 million, compared with the €108 million loss recorded for the year ended December 31, 2022, mainly due to higher gains from real estate sales. Losses from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations for the year ended December 31, 2022 related mainly to the acquisition by BBVA of Tree Inversiones Inmobiliarias, SOCIMI, S.A. from Merlin Properties in June 2022, which resulted in the recognition of a €134 million loss in this line item. For additional information, see “―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Purchase of Tree Inversiones Inmobiliarias, SOCIMI, S.A.” and Note 17 to our Consolidated Financial Statements.
Operating profit / (loss) before tax
As a result of the foregoing, operating profit before tax for the year ended December 31, 2023 amounted to €12,419 million, a 20.9% increase compared with the €10,268 million operating profit before tax recorded for the year ended December 31, 2022.
Tax expense or income related to profit or loss from continuing operations
Tax expense related to profit from continuing operations for the year ended December 31, 2023 amounted to €4,003 million, a 14.2% increase compared with the €3,505 million expense recorded for the year ended December 31, 2022, mainly due to the higher operating profit before tax, in particular in Spain and Mexico, and the net loss on the monetary position pursuant to the adjustment for hyperinflation in Turkey which, in turn, led to additional adjustments to the tax expense for the year due to the difference between accounting and taxable profit (the current tax regulation in Turkey does not include a provision to reduce tax expense upon the existence of a loss linked to the net monetary position), partially offset by the revaluation for tax purposes of certain non-monetary assets of Garanti BBVA based on inflation as a result of certain changes in Turkey’s tax regulations during 2023. Amounts paid by BBVA under the temporary tax on credit institutions and financial credit establishments in Spain are a non-deductible expense for tax purposes. Tax expense amounted to 32.2% of operating profit before tax for the year ended December 31, 2023 and 34.1% for the year ended December 31, 2022.
Profit / (loss)
As a result of the foregoing, profit for the year ended December 31, 2023 amounted to €8,416 million, a 24.4% increase compared with the €6,763 million recorded for the year ended December 31, 2022.
Profit / (loss) attributable to parent company
As a result of the foregoing, profit attributable to parent company for the year ended December 31, 2023 amounted to €8,019 million, a 26.1% increase compared with the €6,358 million recorded for the year ended December 31, 2022.
Profit / (loss) attributable to non-controlling interests
Profit attributable to non-controlling interests for the year ended December 31, 2023 amounted to €397 million, a 2.1% decrease compared with the €405 million profit attributable to non-controlling interests recorded for the year ended December 31, 2022.

BBVA Group results of operations for 2022 compared to 2021
The table below shows the Group’s consolidated income statements for 2022 and 2021.

	Year ended December 31,
	2022	2021	Change
	(In Millions of Euros)		(In %)
Interest and other income	31,432	23,015	36.6
Interest expense	(12,309)	(8,329)	47.8
Net interest income	19,124	14,686	30.2
Dividend income	123	176	(29.8)
Share of profit or loss of entities accounted for using the equity method	21	1	n.m. (1)
Fee and commission income	8,260	6,997	18.1
Fee and commission expense	(2,888)	(2,232)	29.4
Net gains (losses) on financial assets and liabilities (2)	663	1,027	(35.4)
Exchange differences, net	1,275	883	44.4
Other operating income	528	661	(20.2)
Other operating expense	(3,438)	(2,041)	68.5
Income on insurance and reinsurance contracts	2,622	2,593	1.1
Expense on insurance and reinsurance contracts	(1,547)	(1,685)	(8.2)
Gross income	24,743	21,066	17.5
Administration costs	(9,373)	(8,296)	13.0
Personnel expense	(5,601)	(5,046)	11.0
Other administrative expense	(3,773)	(3,249)	16.1
Depreciation and amortization	(1,328)	(1,234)	7.6
Net margin before provisions (3)	14,042	11,536	21.7
Provisions or reversal of provisions	(291)	(1,018)	(71.4)
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(3,379)	(3,034)	11.4
Impairment or reversal of impairment on non-financial assets	(27)	(221)	(87.7)
Gains (losses) on derecognition of non-financial assets and subsidiaries, net and Impairment or reversal of impairment of investments in joint ventures and associates	31	24	28.1
Gains (losses) from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations	(108)	(40)	167.2
Operating profit / (loss) before tax	10,268	7,247	41.7
Tax expense or income related to profit or loss from continuing operations	(3,505)	(1,909)	83.6
Profit / (loss) from continuing operations	6,763	5,338	26.7
Profit / (loss) from discontinued operations, net	—	280	n.m. (1)
Profit / (loss)	6,763	5,618	20.4
Profit / (loss) attributable to parent company	6,358	4,653	36.6
Profit / (loss) attributable to non-controlling interests	405	965	(58.0)
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

The changes in our consolidated income statements for the years ended December 31, 2022 and 2021 were as follows:
Net interest income
The following table summarizes net interest income for the years ended December 31, 2022 and 2021.

	Year ended December 31,
	2022	2021	Change
	(In Millions of Euros)		(In %)
Interest and other income	31,432	23,015	36.6
Interest expense	(12,309)	(8,329)	47.8
Net interest income	19,124	14,686	30.2
Net interest income for the year ended December 31, 2022 amounted to €19,124 million, a 30.2% increase compared with the €14,686 million recorded for the year ended December 31, 2021, as interest and other income increased by 36.6% due mainly to the increase in yields and volumes (see “Item 4. Information on the Company—Selected Statistical Information—Average Balances and Rates”) of corporate loans and retail loans, partially offset by an increase in interest expense of 47.8%, mainly driven by higher overall funding costs. The positive income generated by the funds obtained from drawdowns of the ECB’s TLTRO III facilities was recorded under interest and other income, while the borrowing costs of the drawdowns of the TLTRO III facilities were recorded under interest expense. By region, the increase in net interest income was the result of increases in net interest income in the main non-euro countries where the BBVA Group operates (as described below). At constant exchange rates, net interest income increased by 35.6%. The following factors, set out by region, were the main contributors to the 30.2% increase in net interest income:
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
•Turkey: there was an 10.2% increase mainly as a result of the higher yield and volume of Turkish lira-denominated loans to enterprises and credit card loans and the increase in volume of sovereign debt securities, as a result in part of the Turkish liraization strategy implemented by the CBRT, partially offset by the depreciation of the Turkish lira against the euro.
•Spain: there was an 7.7% increase mainly as a result of the higher yield and volume of the corporate and SMEs loan portfolios, supported by the higher interest rate environment, partially offset by higher funding costs.
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

Fee and commission income
The table below provides a breakdown of fee and commission income for the years ended December 31, 2022 and 2021:

	Year ended December 31,
	2022	2021	Change
	(In Millions of Euros)		(In %)
Bills receivables	26	23	14.4
Demand accounts	424	425	(0.3)
Credit and debit cards and POS	3,499	2,628	33.1
Checks	162	136	18.8
Transfers and other payment orders	812	664	22.2
Insurance product commissions	261	215	21.2
Loan commitments given	259	234	10.9
Other commitments and financial guarantees given	420	364	15.5
Asset management	1,228	1,250	(1.7)
Securities fees	266	267	(0.7)
Custody securities	193	169	14.4
Other fees and commissions	711	622	14.2
Fee and commission income	8,260	6,997	18.1
Fee and commission income increased by 18.1% to €8,260 million for the year ended December 31, 2022 from the €6,997 million recorded for the year ended December 31, 2021, primarily due to the increased volume of transactions in the main countries where the BBVA Group operates, in particular, credit cards in Mexico and South America, the higher banking and payment systems fees, in particular, in Mexico, Argentina and Peru, and the appreciation of the Mexican peso against the euro, partially offset by the depreciation of the Turkish lira and the Argentine peso.
Fee and commission expense
The breakdown of fee and commission expense for the years ended December 31, 2022 and 2021 is as follows:

	Year ended December 31,
	2022	2021	Change
	(In Millions of Euros)		(In %)
Demand accounts	5	5	5.3
Credit and debit cards	1,884	1,427	32.0
Transfers and other payment orders	132	120	10.1
Commissions for selling insurance	54	51	7.5
Custody securities	92	55	66.8
Other fees and commissions	721	574	25.6
Fee and commission expense	2,888	2,232	29.4
Fee and commission expense increased by 29.4% to €2,888 million for the year ended December 31, 2022 from the €2,232 million recorded for the year ended December 31, 2021, primarily due to the increased volume of transactions in the main countries where the BBVA Group operates, in particular, credit cards, the higher banking and payment systems fees in Mexico and South America and the appreciation of the Mexican peso against the euro, partially offset by the depreciation of the Turkish lira and the Argentine peso.
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
Other operating income and expense, net
Other operating income for the year ended December 31, 2022 decreased by 20.2% to €528 million compared with the €661 million recorded for the year ended December 31, 2021, mainly as a result of the lower dividend income and the depreciation of the Turkish lira and the Argentine peso, partially offset by the positive impact of the revaluation of the bonds linked to inflation in Turkey, for a gross amount of €1,490 million, and the appreciation of the Mexican peso against the euro.

Other operating expense for the year ended December 31, 2022 amounted to €3,438 million, a 68.5% increase compared with the €2,041 million recorded for the year ended December 31, 2021, mainly driven by the net loss on the monetary position pursuant to the adjustment for hyperinflation in Turkey amounting to €2,232 million (see “—Factors Affecting the Comparability of our Results of Operations and Financial Condition—Designation of Turkey as a Hyperinflationary Economy”) and, to a lesser extent, the greater contributions made to the ECB’s Single Resolution Fund in Spain, higher contributions to the relevant Deposit Guarantee Funds as a result of the increase in the volume of deposits in Spain and in Mexico (in local currency), the appreciation of the Mexican peso against the euro and the higher adjustment for hyperinflation in Argentina, offset in part by the depreciation of the Turkish lira and the Argentine peso against the euro.
Income and expense on insurance and reinsurance contracts
Income on insurance and reinsurance contracts for the year ended December 31, 2022 was €2,622 million, a 1.1% increase compared with the €2,593 million of income recorded for the year ended December 31, 2021.
Expense on insurance and reinsurance contracts for the year ended December 31, 2022 was €1,547 million, an 8.2% decrease compared with the €1,685 million expense recorded for the year ended December 31, 2021.
Administration costs
Administration costs, which include personnel expense and other administrative expense, for the year ended December 31, 2022 amounted to €9,373 million, a 13.0% increase compared with the €8,296 million recorded for the year ended December 31, 2021, mainly as a result of the higher personnel expenses and certain general expenses related to technology and marketing in Mexico and Argentina (affected by inflation). The increase was partially offset by the decrease in personnel expenses in Spain due to the collective layoff procedure launched by Banco Bilbao Vizcaya Argentaria, S.A. in 2021 and the depreciation of the Turkish lira and the Argentine peso. At a constant exchange rate, there was a 15.8% period-on-period increase.
The table below provides a breakdown of personnel expense for the years ended December 31, 2022 and 2021:

	Year ended December 31,
	2022	2021	Change
	(In Millions of Euros)		(In %)
Wages and salaries	4,310	3,933	9.6
Social security costs	708	668	6.1
Defined contribution plan expense	87	71	21.2
Defined benefit plan expense	42	49	(13.6)
Other personnel expense	454	325	39.6
Personnel expense	5,601	5,046	11.0
The table below provides a breakdown of other administrative expense for the years ended December 31, 2022 and 2021:

	Year ended December 31,
	2022	2021	Change
	(In Millions of Euros)		(In %)
Technology and systems	1,391	1,176	18.3
Communications	195	175	11.2
Advertising	266	207	28.4
Property, fixtures and materials	440	380	15.8
Taxes other than income tax	370	347	6.7
Surveillance and cash courier services	214	179	19.2
Other expense	897	786	14.1
Other administrative expense	3,773	3,249	16.1
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

Provisions or reversal of provisions
Provisions or reversal of provisions for the year ended December 31, 2022 amounted to an expense of €291 million, a 71.4% decrease compared with the €1,018 million expense recorded for the year ended December 31, 2021. Provisions or reversal of provisions for the year ended December 31, 2021 included the cost recorded in connection with the agreement with union representatives on the collective layoff procedure proposed for Banco Bilbao Vizcaya Argentaria, S.A. in Spain, which resulted in a provision amounting to €754 million which was recognized in the Corporate Center in the line item “Profit / (loss) from discontinued operations, net and Other”. See “Presentation of Financial Information—Agreement on the Collective Layoff Procedure”, “―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Agreement on the collective layoff procedure” and Note 24 to our Consolidated Financial Statements.
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
The table below provides a breakdown of impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification for the years ended December 31, 2022 and 2021:

	Year ended December 31,
	2022	2021	Change
Impairment or reversal of impairment on:	(In Millions of Euros)		(In %)
Financial assets at fair value through other comprehensive income	76	17	n.m. (1)
Financial assets at amortized cost	3,303	3,017	9.5
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	3,379	3,034	11.4
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
Operating profit / (loss) before tax
As a result of the foregoing, operating profit before tax for the year ended December 31, 2022 amounted to €10,268 million, a 41.7% increase compared with the €7,247 million operating profit before tax recorded for the year ended December 31, 2021.
Tax expense or income related to profit or loss from continuing operations
Tax expense related to profit from continuing operations for the year ended December 31, 2022 amounted to €3,505 million, an 83.6% increase compared with the €1,909 million expense recorded for the year ended December 31, 2021, mainly due to the higher operating profit before tax, in particular in Mexico and, to a lesser extent, in Spain and South America, and the €67 million tax expense resulting from the transaction with Merlin Properties (see Note 17 to our Consolidated Financial Statements). Such tax expense was the result of the inclusion of Tree Inversiones Inmobiliarias, SOCIMI, S.A. in BBVA’s tax group and consolidation group, which resulted, among others, in limitations to the tax deductibility of impairments relating to the newly acquired branches (which were previously rented by the Group). Further, the applicable tax rate in Colombia increased to 38% for the year ended December 31, 2022 from 34% for the year ended December 31, 2021. The increase in tax expense for the year ended December 31, 2022 was partially offset by the net loss on the monetary position pursuant to the adjustment for hyperinflation in Turkey which, in turn, led to additional adjustments to the tax expense for the period due to the difference between accounting and taxable profit (see “—Factors Affecting the Comparability of our Results of Operations and Financial Condition—Designation of Turkey as a Hyperinflationary Economy”). In addition, the current tax regulation in Turkey does not include a provision to reduce tax expense upon the existence of a loss linked to the net monetary position. Tax expense amounted to 34.1% of operating profit before tax for the year ended December 31, 2022 and 26.3% for the year ended December 31, 2021.

Profit / (loss) from discontinued operations, net
Profit from discontinued operations for the year ended December 31, 2022 was nil compared with the €280 million profit recorded for the year ended December 31, 2021. Profit from discontinued operations for the year ended December 31, 2021 was attributable to the results generated by BBVA USA Bancshares, Inc. in the first five months of 2021 and gains generated by the USA Sale. See “Presentation of Financial Information―Sale of BBVA USA Bancshares, Inc.” and Note 21 to our Consolidated Financial Statements.
Profit / (loss)
As a result of the foregoing, profit for the year ended December 31, 2022 amounted to €6,763 million, a 20.4% increase compared with the €5,618 million recorded for the year ended December 31, 2021.
Profit / (loss) attributable to parent company
As a result of the foregoing, profit attributable to parent company for the year ended December 31, 2022 amounted to €6,358 million, a 36.6% increase compared with the €4,653 million recorded for the year ended December 31, 2021.
Profit / (loss) attributable to non-controlling interests
Profit attributable to non-controlling interests for the year ended December 31, 2022 amounted to €405 million, a 58.0% decrease compared with the €965 million profit attributable to non-controlling interests recorded for the year ended December 31, 2021, mainly as a result of the increase in BBVA’s stake in Garanti BBVA (from 49.85% to 85.97%) following the completion of BBVA’s voluntary takeover bid for the entire share capital of Garanti BBVA on May 18, 2022 (see “―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Voluntary takeover bid for the entire share capital of Türkiye Garanti Bankası A.Ş.”).

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
The tables set forth below show the income statement of our operating segments and Corporate Center for the years indicated. In addition, the income statement of our operating segments and Corporate Center is reconciled to the consolidated income statement of the Group. The “Adjustments” column in the tables for such years shows the differences between the Group income statement and the income statement calculated in accordance with management operating segment reporting criteria. In particular:
•in 2023, there were no differences between the Group income statement and the income statement calculated in accordance with management operating segment reporting criteria;
•in 2022, such differences correspond mainly to the loss recorded in connection with the acquisition by BBVA of Tree Inversiones Inmobiliarias, SOCIMI, S.A. on June 15, 2022 amounting to €201 million, net of taxes (see “—Factors Affecting the Comparability of our Results of Operations and Financial Condition—Purchase of Tree Inversiones Inmobiliarias, SOCIMI, S.A.”). In this section, information relating to the Spain operating segment for the year ended December 31, 2022 has been presented under management criteria pursuant to which such losses have been recognized under the heading “Profit / (loss) from discontinued operations, net and Other”. However, for purposes of the Group financial statements, such losses are presented under the headings “Gains (losses) from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations” (€134 million loss) and “Tax expense or income related to profit or loss from continuing operations” (€67 million expense); and
•in 2021, such differences correspond to the provision recorded in connection with the agreement on the collective layoff procedure BBVA reached with union representatives on April 13, 2021 in Spain, amounting to €754 million (see “Presentation of Financial Information—Agreement on the Collective Layoff Procedure”, “—Factors Affecting the Comparability of our Results of Operations and Financial Condition—Agreement on the collective layoff procedure” and Note 24 to our Consolidated Financial Statements), the impairment or reversal of impairment on tangible assets and other intangible assets, which amounted to a €221 million expense for the year ended December 31, 2021, and the losses on derecognition of non-financial assets and subsidiaries and from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations amounting to €18 million. In particular, information relating to our Corporate Center for 2021 has been presented under management criteria pursuant to which such losses have been recognized under the heading “Provisions or reversal of provisions and other results”. However, for purposes of the Group financial statements, such losses are presented under the heading “Impairment or reversal of impairment on non-financial assets”.
In addition, during the first half of 2022, we changed the allocation criteria for certain expenses related to global technology projects between the Corporate Center and the business areas. Further, a team from the Global Markets unit was transferred from Spain to New York, with the corresponding transfer of the costs associated with this reallocation from the Spain business area to other business areas. The impact of these intra-group adjustments was not material and segment information as of and for the year ended December 31, 2021 has not been revised to reflect the new allocation criteria.
Further, with the entry into force of IFRS 17, the income statements for the year ended December 31, 2022 of the operating segments of the BBVA Group were restated.
For certain relevant information concerning the preparation and presentation of the financial information included in this Annual Report, see “Presentation of Financial Information”.

	For the year ended December 31, 2023
	Spain	Mexico	Turkey	South America	Rest of Business	Corporate Center	Group
	(In Millions of Euros)
Net interest income / (expense)	5,620	11,054	1,869	4,394	539	(386)	23,089
Net fees and commissions	2,164	2,226	998	700	244	(44)	6,288
Net gains (losses) on financial assets and liabilities and Exchange differences, net (1)	409	572	937	633	316	(686)	2,183
Other operating income and expense, net (2)	(305)	415	(824)	(1,395)	3	87	(2,018)
Gross income	7,888	14,267	2,981	4,331	1,103	(1,029)	29,542
Administration costs	(2,762)	(3,916)	(1,250)	(1,769)	(569)	(639)	(10,905)
Depreciation and amortization	(383)	(469)	(150)	(165)	(26)	(210)	(1,403)
Net margin before provisions (3)	4,743	9,883	1,581	2,397	507	(1,878)	17,233
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(651)	(2,499)	(118)	(1,134)	(28)	1	(4,428)
Provisions or reversal of provisions and other results	(145)	(25)	(137)	(58)	(1)	(21)	(386)
Operating profit / (loss) before tax	3,947	7,359	1,325	1,206	479	(1,898)	12,419
Tax expense or income related to profit or loss from continuing operations	(1,190)	(2,018)	(702)	(291)	(90)	288	(4,003)
Profit / (loss) from continuing operations	2,757	5,341	623	915	389	(1,610)	8,416
Profit / (loss) from discontinued operations, net and Other	—	—	—	—	—	—	—
Profit / (loss)	2,757	5,341	623	915	389	(1,610)	8,416
Profit / (loss) attributable to non-controlling interests	(2)	(1)	(95)	(302)	—	3	(397)
Profit / (loss) attributable to parent company	2,755	5,340	528	613	389	(1,607)	8,019
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
(3)“Net margin before provisions” is calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.

	For the year ended December 31, 2022
	Spain	Mexico	Turkey	South America	Rest of Business	Corporate Center	Adjustments (1)	Group
	(In Millions of Euros)
Net interest income / (expense)	3,774	8,378	2,611	4,138	332	(109)	—	19,124
Net fees and commissions	2,156	1,625	602	778	243	(31)	—	5,372
Net gains (losses) on financial assets and liabilities and Exchange differences, net (2)	396	439	741	447	208	(294)	—	1,938
Other operating income and expense, net (3)	(214)	291	(782)	(1,097)	7	105	—	(1,691)
Gross income	6,112	10,734	3,172	4,265	790	(329)	—	24,743
Administration costs	(2,498)	(3,000)	(933)	(1,806)	(491)	(647)	—	(9,373)
Depreciation and amortization	(404)	(398)	(129)	(170)	(23)	(206)	—	(1,328)
Net margin before provisions (4)	3,210	7,336	2,111	2,290	276	(1,181)	—	14,042
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(522)	(1,693)	(387)	(762)	(13)	(2)	—	(3,379)
Provisions or reversal of provisions and other results	(78)	(24)	(88)	(94)	14	8	(134)	(395)
Operating profit / (loss) before tax	2,610	5,620	1,636	1,434	277	(1,175)	(134)	10,268
Tax expense or income related to profit or loss from continuing operations	(739)	(1,488)	(1,103)	(347)	(37)	277	(67)	(3,505)
Profit / (loss) from continuing operations	1,872	4,132	533	1,087	240	(898)	(201)	6,763
Profit / (loss) from discontinued operations, net and Other	(201)	—	—	—	—	—	201	—
Profit / (loss)	1,670	4,132	533	1,087	240	(898)	—	6,763
Profit / (loss) attributable to non-controlling interests	(3)	(1)	(28)	(349)	—	(25)	—	(405)
Profit / (loss) attributable to parent company	1,667	4,131	505	738	240	(922)	—	6,358
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
(4)“Net margin before provisions” is calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.

	For the year ended December 31, 2021
	Spain	Mexico	Turkey	South America	Rest of Business	Corporate Center	Adjustments (1)	Group
	(In Millions of Euros)
Net interest income / (expense)	3,502	5,836	2,370	2,859	281	(163)	—	14,686
Net fees and commissions	2,189	1,211	564	589	248	(36)	—	4,765
Net gains (losses) on financial assets and liabilities and Exchange differences, net (2)	343	366	413	324	197	266	—	1,910
Other operating income and expense, net (3)	(109)	190	74	(611)	16	146	—	(295)
Gross income	5,925	7,603	3,422	3,162	741	212	—	21,066
Administration costs	(2,599)	(2,333)	(890)	(1,356)	(430)	(687)	—	(8,296)
Depreciation and amortization	(431)	(326)	(118)	(145)	(20)	(194)	—	(1,234)
Net margin before provisions (4)	2,895	4,944	2,414	1,661	291	(668)	—	11,536
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(503)	(1,440)	(494)	(622)	27	(2)	—	(3,034)
Provisions or reversal of provisions and other results	(270)	24	33	(77)	(4)	32	(772)	(1,034)
Impairment or reversal of impairment on non-financial assets							(221)	(221)
Operating profit / (loss) before tax	2,122	3,528	1,953	961	314	(638)	(994)	7,247
Tax expense or income related to profit or loss from continuing operations	(538)	(960)	(455)	(287)	(60)	94	298	(1,909)
Profit / (loss) from continuing operations	1,584	2,568	1,498	674	254	(544)	(696)	5,338
Profit / (loss) from discontinued operations, net and Other	—	—	—	—	—	(416)	696	280
Profit / (loss)	1,584	2,568	1,498	674	254	(960)	—	5,618
Profit / (loss) attributable to non-controlling interests	(2)	—	(758)	(184)	—	(20)	—	(965)
Profit / (loss) attributable to parent company	1,581	2,568	740	491	254	(980)	—	4,653
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

Results of Operations by Operating Segment for 2023 Compared with 2022
SPAIN

	For the year ended December 31,
	2023	2022	Change
	(In Millions of Euros)		(In %)
Net interest income	5,620	3,774	48.9
Net fees and commissions	2,164	2,156	0.4
Net gains (losses) on financial assets and liabilities and Exchange differences, net (1)	409	396	3.4
Other operating income and expense, net	(665)	(569)	16.8
Income and expense on insurance and reinsurance contracts	360	355	1.3
Gross income	7,888	6,112	29.1
Administration costs	(2,762)	(2,498)	10.6
Depreciation and amortization	(383)	(404)	(5.1)
Net margin before provisions (2)	4,743	3,210	47.7
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(651)	(522)	24.5
Provisions or reversal of provisions and other results	(145)	(78)	86.6
Operating profit / (loss) before tax	3,947	2,610	51.2
Tax expense or income related to profit or loss from continuing operations	(1,190)	(739)	61.1
Profit from continuing operations	2,757	1,872	47.3
Profit / (loss) from discontinued operations, net and Other	—	(201)	n.m. (3)
Profit	2,757	1,670	65.1
Profit attributable to non-controlling interests	(2)	(3)	(31.9)
Profit attributable to parent company	2,755	1,667	65.3
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
(3)Not meaningful.
Net interest income
Net interest income of this operating segment for the year ended December 31, 2023 amounted to €5,620 million, a 48.9% increase compared with the €3,774 million recorded for the year ended December 31, 2022, mainly as a result of the higher yield of the non-financial corporations loan portfolio, supported by the higher interest rate environment, partially offset by significantly higher funding costs. Net interest income of this operating segment for the years ended December 31, 2023 and 2022 includes the interest accrued from funds obtained under the TLTRO III program. The repayment of the TLTRO III program was initiated in December 2022 (for an approximate amount of €35,000 million since then) and the outstanding balance of amounts drawn under the TLTRO III facilities totaled €3,660 million as of December 31, 2023. The net interest margin over total average assets of this operating segment amounted to 1.27% for the year ended December 31, 2023, compared with 0.89% for the year ended December 31, 2022.
Net fees and commissions
Net fees and commissions of this operating segment for the year ended December 31, 2023 amounted to €2,164 million, a 0.4% increase compared with the €2,156 million recorded for the year ended December 31, 2022.
Net gains (losses) on financial assets and liabilities and Exchange differences, net
Net gains on financial assets and liabilities and Exchange differences of this operating segment for the year ended December 31, 2023 was a net gain of €409 million, a 3.4% increase compared with the €396 million net gain recorded for the year ended December 31, 2022, mainly as a result of the positive performance of the Global Markets unit, partially offset by the lower gains related to the Asset Protection Scheme entered into in connection with BBVA’s acquisition of Unnim in 2012 (pursuant to which the Spanish Deposit Guarantee Fund agreed to assume 80% of any losses related to a particular asset portfolio for a period of 10 years, after making use of the then-existing provisions).

Other operating income and expense, net
Other net operating expense of this operating segment for the year ended December 31, 2023 amounted to €665 million, a 16.8% increase compared with the €569 million expense recorded for the year ended December 31, 2022, mainly due to the payment, in Spain, of the temporary tax on credit institutions and financial credit establishments for the first time (totaling €215 million, which was paid in the year ended December 31, 2023), partially offset by the lower combined contribution made to the ECB’s Single Resolution Fund and to the Deposit Guarantee Fund compared to the year ended December 31, 2022. As of December 31, 2023, BBVA had satisfied in full the amount to be paid by it at a global level under the ECB’s Single Resolution Fund. In addition, the estimated impact of the temporary tax corresponding to the year 2024 is €285 million and will be recorded in the first quarter of 2024 under “Other operating expense” in the consolidated income statement.
Income and expense on insurance and reinsurance contracts
Net income on insurance and reinsurance contracts of this operating segment for the year ended December 31, 2023 was €360 million, a 1.3% increase compared with the €355 million recorded for the year ended December 31, 2022, mainly due to the increase in insurance premiums as a result of higher insurance sales, which was offset by the higher claim ratio.
Administration costs
Administration costs of this operating segment for the year ended December 31, 2023 amounted to €2,762 million, a 10.6% increase compared with the €2,498 million recorded for the year ended December 31, 2022, mainly as a result of the higher personnel expenses mainly driven by salary increases (driven by inflation) and, to a lesser extent, an increase in the number of employees, and higher general expenses related to IT equipment, which were also affected by inflation.
Depreciation and amortization
Depreciation and amortization for the year ended December 31, 2023 was €383 million, a 5.1% decrease compared with the €404 million recorded for the year ended December 31, 2022, mainly due to decreases in the depreciation expense of right-of-use leased assets.
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification of this operating segment for the year ended December 31, 2023 amounted to a €651 million expense, a 24.5% increase compared with the €522 million expense recorded for the year ended December 31, 2022, mainly due to the increase in credit impairments in the retail loan portfolio, with certain Stage 3 entries, as a result, in part, of the high interest rate environment.
Provisions or reversal of provisions and other results
Provisions or reversal of provisions and other results of this operating segment for the year ended December 31, 2023 were a €145 million expense, an 86.6% increase compared with the €78 million expense recorded for the year ended December 31, 2022, mainly due to the increased provisions for pensions and other employee benefit commitments, higher provisions for various purposes and higher legal contingencies, partially offset by lower non-financial assets impairments.
Operating profit / (loss) before tax
As a result of the foregoing, operating profit before tax of this operating segment for the year ended December 31, 2023 was €3,947 million, a 51.2% increase compared with the €2,610 million profit recorded for the year ended December 31, 2022.
Tax expense or income related to profit or loss from continuing operations
Tax expense related to profit from continuing operations of this operating segment for the year ended December 31, 2023 was €1,190 million, a 61.1% increase compared with the €739 million expense recorded for the year ended December 31, 2022, as a result of the higher operating profit before tax recorded for the year ended December 31, 2023. The effective tax rate increased to 30.1% for the year ended December 31, 2023 from 28.3% for the year ended December 31, 2022. Amounts paid by BBVA under the temporary tax on credit institutions and financial credit establishments in Spain are a non-deductible expense for tax purposes.

Profit / (loss) from discontinued operations, net and Other
Loss from discontinued operations, net and Other of this operating segment for the year ended December 31, 2023 was nil compared with the €201 million loss recorded for the year ended December 31, 2022. Loss from discontinued operations, net and Other for the year ended December 31, 2022 included the loss recorded in connection with the acquisition of Tree Inversiones Inmobiliarias, SOCIMI, S.A. from Merlin Properties in June 2022 (see “―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Purchase of Tree Inversiones Inmobiliarias, SOCIMI, S.A.” and Note 17 to our Consolidated Financial Statements).
Profit attributable to parent company
As a result of the foregoing, profit attributable to parent company of this operating segment for the year ended December 31, 2023 amounted to €2,755 million, a 65.3% increase compared with the €1,667 million profit recorded for the year ended December 31, 2022.

MEXICO

	For the year ended December 31,
	2023	2022	Change
	(In Millions of Euros)		(In %)
Net interest income	11,054	8,378	31.9
Net fees and commissions	2,226	1,625	37.0
Net gains (losses) on financial assets and liabilities and Exchange differences, net (1)	572	439	30.3
Other operating income and expense, net	(332)	(297)	11.9
Income and expense on insurance and reinsurance contracts	748	588	27.2
Gross income	14,267	10,734	32.9
Administration costs	(3,916)	(3,000)	30.5
Depreciation and amortization	(469)	(398)	17.9
Net margin before provisions (2)	9,883	7,336	34.7
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(2,499)	(1,693)	47.6
Provisions or reversal of provisions and other results	(25)	(24)	5.0
Operating profit / (loss) before tax	7,359	5,620	31.0
Tax expense or income related to profit or loss from continuing operations	(2,018)	(1,488)	35.6
Profit	5,341	4,132	29.3
Profit attributable to non-controlling interests	(1)	(1)	29.9
Profit attributable to parent company	5,340	4,131	29.3
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
In the year ended December 31, 2023, the Mexican peso appreciated 10.4% against the euro in average terms compared with the year ended December 31, 2022, resulting in a positive exchange rate effect on our consolidated income statement for the year ended December 31, 2023 and in the results of operations of the Mexico operating segment for such period expressed in euros. See “―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Trends in Exchange Rates”.
Net interest income
Net interest income of this operating segment for the year ended December 31, 2023 amounted to €11,054 million, a 31.9% increase compared with the €8,378 million recorded for the year ended December 31, 2022, mainly as a result of the higher contribution from our wholesale and retail portfolios (in terms of volume and yield) and, to a lesser extent, the securities portfolio (in terms of yield), supported by the appreciation of the Mexican peso against the euro and (with respect to the yield) the higher interest rate environment, partially offset by higher funding costs as a result of the increase in interest rates, and the effect of the appreciation of the Mexican peso against the euro on interest expense. At a constant exchange rate, there was a 19.5% increase in net interest income. The net interest margin over total average assets of this operating segment amounted to 6.82% for the year ended December 31, 2023, compared with 6.10% for the year ended December 31, 2022.
Net fees and commissions
Net fees and commissions of this operating segment for the year ended December 31, 2023 amounted to €2,226 million, a 37.0% increase compared with the €1,625 million recorded for the year ended December 31, 2022, mainly due to the increased volume of transactions by credit card customers and asset management activities, and the appreciation of the Mexican peso against the euro.
Net gains (losses) on financial assets and liabilities and Exchange differences, net
Net gains on financial assets and liabilities and Exchange differences of this operating segment for the year ended December 31, 2023 were €572 million, a 30.3% increase compared with the €439 million gain recorded for the year ended December 31, 2022, mainly as a result of increased sales in the Global Markets unit in Mexico and the appreciation of the Mexican peso against the euro, partially offset by the lower contribution from the ALCO portfolio, due, in part, to a negative impact of a bond swap transaction recorded in the third quarter of 2023.

Other operating income and expense, net
Other operating income and expense, net of this operating segment for the year ended December 31, 2023 was a net expense of €332 million, an 11.9% increase compared with the €297 million net expense recorded for the year ended December 31, 2022, mainly as a result of the appreciation of the Mexican peso against the euro and the higher contributions made to the Deposit Guarantee Fund, partially offset by the higher income from non-financial services related to real estate.
Income and expense on insurance and reinsurance contracts
Net income on insurance and reinsurance contracts of this operating segment for the year ended December 31, 2023 was €748 million, a 27.2% increase compared with the €588 million net income recorded for the year ended December 31, 2022, due mainly to the increase in insurance premiums, attributable in part to higher insurance sales and the appreciation of the Mexican peso against the euro.
Administration costs
Administration costs of this operating segment for the year ended December 31, 2023 were €3,916 million, a 30.5% increase compared with the €3,000 million recorded for the year ended December 31, 2022, mainly as a result of the higher personnel expenses driven by salary increases (driven by inflation) and the increased number of employees, higher general expenses related to IT equipment and marketing as a result of the high inflation rate, and the appreciation of the Mexican peso against the euro. At a constant exchange rate, administration costs increased by 18.2%.
Depreciation and amortization
Depreciation and amortization for the year ended December 31, 2023 was €469 million, a 17.9% increase compared with the €398 million recorded for the year ended December 31, 2022, mainly due to the appreciation of the Mexican peso against the euro and the increase in the depreciation expense related to IT equipment and right-of-use leased assets.
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification of this operating segment for the year ended December 31, 2023 was a €2,499 million expense, a 47.6% increase compared with the €1,693 million expense recorded for the year ended December 31, 2022, mainly due to higher Stage 3 entries in the retail loan portfolio (in particular, consumer and credit cards), as a result, in part, of the high interest rate environment, and the appreciation of the Mexican peso against the euro, partially offset by certain write offs.
Provisions or reversal of provisions and other results
Provisions or reversal of provisions and other results of this operating segment for the year ended December 31, 2023 were a €25 million expense, a 5.0% increase compared with the €24 million expense recorded for the year ended December 31, 2022, mainly due to higher provisions for contingent risks and legal contingencies.

Operating profit / (loss) before tax
As a result of the foregoing, operating profit before tax of this operating segment for the year ended December 31, 2023 was €7,359 million, a 31.0% increase compared with the €5,620 million of operating profit before tax recorded for the year ended December 31, 2022.
Tax expense or income related to profit or loss from continuing operations
Tax expense related to profit from continuing operations of this operating segment for the year ended December 31, 2023 was €2,018 million, a 35.6% increase compared with the €1,488 million expense recorded for the year ended December 31, 2022, mainly as a result of the higher operating profit before tax. The effective tax rate amounted to 27.4% of operating profit before tax for the year ended December 31, 2023, and 26.5% for the year ended December 31, 2022.
Profit attributable to parent company
As a result of the foregoing, profit attributable to parent company of this operating segment for the year ended December 31, 2023 amounted to €5,340 million, a 29.3% increase compared with the €4,131 million recorded for the year ended December 31, 2022.

TURKEY

	For the year ended December 31,
	2023	2022	Change
	(In Millions of Euros)		(In %)
Net interest income	1,869	2,611	(28.4)
Net fees and commissions	998	602	65.9
Net gains (losses) on financial assets and liabilities and Exchange differences, net (1)	937	741	26.4
Other operating income and expense, net	(887)	(823)	7.8
Income and expense on insurance and reinsurance contracts	63	41	55.3
Gross income	2,981	3,172	(6.0)
Administration costs	(1,250)	(933)	34.1
Depreciation and amortization	(150)	(129)	16.4
Net margin before provisions (2)	1,581	2,111	(25.1)
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(118)	(387)	(69.4)
Provisions or reversal of provisions and other results	(137)	(88)	55.4
Operating profit / (loss) before tax	1,325	1,636	(19.0)
Tax expense or income related to profit or loss from continuing operations	(702)	(1,103)	(36.3)
Profit	623	533	17.0
Profit attributable to non-controlling interests	(95)	(28)	243.9
Profit attributable to parent company	528	505	4.6
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
As of December 31, 2023, the Turkish lira depreciated by 38.9% (considering the period-end exchange rates) against the euro compared to December 31, 2022, adversely affecting the results of operations of the Turkey operating segment for the year ended December 31, 2023 expressed in euros. See “―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Trends in Exchange Rates”.
Since the first half of 2022, the Turkish economy has been considered to be hyperinflationary as defined by IAS 29 “Financial Reporting in Hyperinflationary Economies”. See “—Factors Affecting the Comparability of our Results of Operations and Financial Condition—Designation of Turkey as a Hyperinflationary Economy” for information on the impact of hyperinflation accounting.
Net interest income
Net interest income of this operating segment for the year ended December 31, 2023 amounted to €1,869 million, a 28.4% decrease compared with the €2,611 million recorded for the year ended December 31, 2022, as a result mainly of the depreciation of the Turkish lira against the euro and, to a lesser extent, lower swap funding costs. At a constant exchange rate, there was an 8.0% increase in net interest income, mainly as a result of the higher volume of Turkish lira-denominated loans (credit card loans and loans to enterprises) and the increase in volume of sovereign debt securities, as a result in part of the increase in the securities maintenance ratio established by the CBRT (see “—Supervision and Regulation—Principal Markets—Turkey”). The net interest margin over total average assets of this operating segment amounted to 2.71% for the year ended December 31, 2023, compared with 4.14% for the year ended December 31, 2022.
Net fees and commissions
Net fees and commissions of this operating segment for the year ended December 31, 2023 amounted to €998 million, a 65.9% increase compared with the €602 million recorded for the year ended December 31, 2022, mainly as a result of the increase in payment systems fees (in particular, credit cards), partially offset by the depreciation of the Turkish lira against the euro.

Net gains (losses) on financial assets and liabilities and Exchange differences, net
Net gains on financial assets and liabilities and Exchange differences of this operating segment for the year ended December 31, 2023 amounted to €937 million, a 26.4% increase compared with the €741 million gain recorded for the year ended December 31, 2022, mainly due to the positive results from the Global Markets unit in a volatile environment, and certain gains from securities portfolio sales, offset in part by the depreciation of the Turkish lira.
Other operating income and expense, net
Other operating income and expense, net of this operating segment for the year ended December 31, 2023 was a €887 million net expense, a 7.8% increase compared with the €823 million net expense recorded for the year ended December 31, 2022. At a constant exchange rate, there was a 37.2% decrease in net expense, mainly due to the lower net loss on the monetary position resulting from the adjustment for hyperinflation in Turkey (€2,118 million in 2023 compared to €2,323 million in 2022) and, to a lesser extent, higher income from operating leases, offset in part by the greater contribution made to the Deposit Guarantee Fund of Credit Institutions and the lower impact of the revaluation of bonds linked to inflation (€1,202 million in 2023 compared to €1,490 million in 2022) (see “—Factors Affecting the Comparability of our Results of Operations and Financial Condition— Designation of Turkey as a Hyperinflationary Economy”).
Income and expense on insurance and reinsurance contracts
Net income on insurance and reinsurance contracts of this operating segment for the year ended December 31, 2023 was €63 million, a 55.3% increase compared with the €41 million income recorded for the year ended December 31, 2022, mainly as a result of increased insurance activity, partially offset by the depreciation of the Turkish lira. At a constant exchange rate, there was a 130.7% increase.
Administration costs
Administration costs of this operating segment for the year ended December 31, 2023 amounted to €1,250 million, a 34.1% increase compared with the €933 million recorded for the year ended December 31, 2022, mainly as a result of the increase in personnel expenses and general expenses (technology and maintenance) driven to a great extent by the higher average inflation rate and salary increases (as a result of the loss of purchasing power), partially offset by the depreciation of the Turkish lira. At a constant exchange rate, administration costs increased by 101.4%, which was above Turkey’s inflation rate for the period.
Depreciation and amortization
Depreciation and amortization for the year ended December 31, 2023 was €150 million, a 16.4% increase compared with the €129 million recorded for the year ended December 31, 2022, mainly as a result of the increase in the depreciation expense related to IT equipment and right-of-use leased assets, offset in part by the depreciation of the Turkish lira. At a constant exchange rate, there was a 43.7% increase.
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification of this operating segment for the year ended December 31, 2023 was a €118 million expense, a 69.4% decrease compared with the €387 million expense recorded for the year ended December 31, 2022, mainly due to the decrease in the collective expected losses related to the wholesale portfolio, as a result of the improved performance of companies which resulted in a lower default rate, and the depreciation of the Turkish lira against the euro, partially offset by the change in the staging of certain loans from Stage 1 to Stage 2, due to the impact of the earthquakes in February 2023 (which resulted in an impairment that amounted to €25 million as of December 31, 2023) and certain significant Stage 3 entries from the retail portfolios.
Provisions or reversal of provisions and other results
Provisions or reversal of provisions and other results of this operating segment for the year ended December 31, 2023 were a €137 million expense, a 55.4% increase compared with the €88 million expense recorded for the year ended December 31, 2022, mainly due to the provisions recorded in connection with the February 2023 earthquakes, the increased provisions for pensions and other employee benefit commitments and higher non-financial assets impairments, partially offset by the depreciation of the Turkish lira against the euro and lower provisions for various purposes.

Operating profit / (loss) before tax
As a result of the foregoing, operating profit before tax of this operating segment for the year ended December 31, 2023 was €1,325 million, a 19.0% decrease compared with the €1,636 million recorded for the year ended December 31, 2022.
Tax expense or income related to profit or loss from continuing operations
Tax expense related to profit from continuing operations of this operating segment for the year ended December 31, 2023 was €702 million, a 36.3% decrease compared with the €1,103 million expense recorded for the year ended December 31, 2022, as a result of the revaluation for tax purposes of certain non-monetary assets of Garanti BBVA based on inflation as a result of certain changes in Turkey’s tax regulations during 2023. The impact of this revaluation led to a corporate income tax credit in 2023 amounting to approximately €260 million, due to the higher tax base of such assets, partially offset by the net loss on the monetary position resulting from the adjustment for hyperinflation in Turkey which, in turn, led to additional adjustments to the tax expense for the period due to the difference between accounting and taxable profit as a result of the application of IAS 29 “Financial Reporting in Hyperinflationary Economies” (see “—Factors Affecting the Comparability of our Results of Operations and Financial Condition—Designation of Turkey as a Hyperinflationary Economy”).
Current tax regulation in Turkey does not include a provision to reduce tax expense upon the existence of a loss linked to the net monetary position. Among others, changes in Turkey’s tax regulations during 2023 include the modification of the general corporate income tax rate in Turkey from 20% to 25%. However, the general tax rate for banks and financial institutions has been increased from 25% (applicable since April 2022) to 30%. This change is applicable to profits generated in tax periods beginning on or after January 1, 2023 and has been considered in preparing this Consolidated Financial Statements. The impact of this change was not material to the results of the BBVA Group. The effective tax rate amounted to 53.0% of operating profit before tax of this operating segment for the year ended December 31, 2023 and 67.4% for the year ended December 31, 2022.
Profit attributable to non-controlling interests
Profit attributable to non-controlling interests of this operating segment for the year ended December 31, 2023 amounted to €95 million, compared with the €28 million recorded for the year ended December 31, 2022, as a result, in part, of the increase in profit. In addition, the year-on-year change was affected by the increase in BBVA’s stake in Garanti BBVA (from 49.85% to 85.97%) following the completion of BBVA’s voluntary takeover bid for the entire share capital of Garanti BBVA on May 18, 2022 (see “―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Voluntary takeover bid for the entire share capital of Türkiye Garanti Bankası A.Ş.” herein).
Profit attributable to parent company
As a result of the foregoing, profit attributable to parent company of this operating segment for the year ended December 31, 2023 amounted to €528 million, a 4.6% increase compared with the €505 million recorded for the year ended December 31, 2022.

SOUTH AMERICA

	For the year ended December 31,
	2023	2022	Change
	(In Millions of Euros)		(In %)
Net interest income	4,394	4,138	6.2
Net fees and commissions	700	778	(10.1)
Net gains (losses) on financial assets and liabilities and Exchange differences, net (1)	633	447	41.7
Other operating income and expense, net	(1,491)	(1,181)	26.2
Income and expense on insurance and reinsurance contracts	96	84	14.1
Gross income	4,331	4,265	1.5
Administration costs	(1,769)	(1,806)	(2.1)
Depreciation and amortization	(165)	(170)	(2.8)
Net margin before provisions (2)	2,397	2,290	4.7
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(1,134)	(762)	48.9
Provisions or reversal of provisions and other results	(58)	(94)	(38.5)
Operating profit / (loss) before tax	1,206	1,434	(15.9)
Tax expense or income related to profit or loss from continuing operations	(291)	(347)	(16.3)
Profit	915	1,087	(15.8)
Profit attributable to non-controlling interests	(302)	(349)	(13.5)
Profit attributable to parent company	613	738	(16.9)
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
In the year ended December 31, 2023, the Argentine peso, the Colombian peso and the Peruvian sol depreciated by 78.9% (considering the period-end exchange rates), 4.5% and 0.2%, respectively, against the euro in average terms, compared with the year ended December 31, 2022. The income statement of BBVA Argentina for the year ended December 31, 2023 was significantly impacted by the decline of the Argentine peso during the year, including, in particular, the extraordinary devaluation of the Argentine peso against the euro in December 2023, as a result of the economic measures adopted by the new government. Overall, changes in exchange rates resulted in a negative exchange rate effect on our consolidated income statement for the year ended December 31, 2023 and in the results of operations of the South America operating segment for such period expressed in euros. See “―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Trends in Exchange Rates”.
As of and for the years ended December 31, 2023 and 2022, the Argentine and Venezuelan economies were considered to be hyperinflationary as defined by IAS 29 “Financial Reporting in Hyperinflationary Economies” (see “Presentation of Financial Information—Changes in Accounting Policies—Hyperinflationary economies - IAS 29” and Note 2.2.18 to our Consolidated Financial Statements).
Net interest income
Net interest income of this operating segment for the year ended December 31, 2023 amounted to €4,394 million, a 6.2% increase compared with the €4,138 million recorded for the year ended December 31, 2022, mainly as a result of increases in the yield and volume of credit card loans and the commercial loan portfolios in the region, partially offset by significantly higher funding costs (particularly, in the wholesale portfolio in Colombia) as a result of increases in interest rates, and the depreciation of the currencies of the main countries where the BBVA Group operates within the region against the euro, which had a greater impact on interest income than on interest expense. At constant exchange rates, there was a 6.2% increase in net interest income. The net interest margin over total average assets of this operating segment amounted to 6.71% for the year ended December 31, 2023, compared with 6.49% for the year ended December 31, 2022.
Net fees and commissions
Net fees and commissions of this operating segment for the year ended December 31, 2023 amounted to €700 million, a 10.1% decrease compared with the €778 million recorded for the year ended December 31, 2022, mainly as a result of the depreciation of the currencies of the main countries where the BBVA Group operates within the region against the euro. At constant exchange rates, there was a 12.3% increase, mainly due to increases in payment systems-related fees (in particular, credit cards) in Argentina and, to a lesser extent, in Colombia.

Net gains (losses) on financial assets and liabilities and Exchange differences, net
Net gains on financial assets and liabilities and Exchange differences of this operating segment for the year ended December 31, 2023 were €633 million, a 41.7% increase compared with the €447 million gain recorded for the year ended December 31, 2022, mainly due to the higher gains from the debt securities portfolio and, to a lesser extent, the ALCO portfolio in Argentina, partially offset by the negative exchange rate differences in Colombia and the depreciation of the currencies of the main countries where the BBVA Group operates within the region against the euro.
Other operating income and expense, net
Other operating income and expense, net of this operating segment for the year ended December 31, 2023 was a €1,491 million expense, a 26.2% increase compared with the €1,181 million expense recorded for the year ended December 31, 2022, mainly driven by the higher adjustment for hyperinflation in Argentina, partially offset by the depreciation of the currencies of the main countries where the BBVA Group operates within the region against the euro. The line item “Other operating income and expense, net” mainly reflects the impact of the adjustment for hyperinflation in Argentina, which monetary loss for the year ended December 31, 2023 amounted to €2,314 million, compared to the €822 million monetary loss recorded for the year ended December 31, 2022.
Income and expense on insurance and reinsurance contracts
Net income on insurance and reinsurance contracts of this operating segment for the year ended December 31, 2023 was €96 million, a 14.1% increase compared with the €84 million income recorded for the year ended December 31, 2022, mainly as a result of higher income related to life insurance in Colombia and Argentina, partially offset by the depreciation of the currencies of the main countries where the BBVA Group operates within the region against the euro.
Administration costs
Administration costs of this operating segment for the year ended December 31, 2023 amounted to €1,769 million, a 2.1% decrease compared with the €1,806 million recorded for the year ended December 31, 2022, mainly as a result of the depreciation of the currencies of the main countries where the BBVA Group operates within the region against the euro. At constant exchange rates, there was a 27.3% increase in administration costs, mainly due to increases in certain general expenses related to technology (affected by the high inflation) in Argentina and in personnel expenses, driven in part by salary increases in Argentina (driven by inflation).
Depreciation and amortization
Depreciation and amortization for the year ended December 31, 2023 was €165 million, a 2.8% decrease compared with the €170 million recorded for the year ended December 31, 2022, mainly due to the depreciation of the currencies of the main countries where the BBVA Group operates within the region against the euro. At constant exchange rates there was a 5.1% increase, as a result of the investment in computer software.
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification of this operating segment for the year ended December 31, 2023 was a €1,134 million expense, a 48.9% increase compared with the €762 million expense recorded for the year ended December 31, 2022, mainly as a result of higher credit impairment requirements in Stage 3 retail loans in Peru as a result of the expiration of the grace period granted under the Reactiva program in September 2023, and, to a lesser extent, additional credit impairment requirements in consumer loans in Stage 2 and Stage 3 in Colombia, within an inflationary environment and overall unfavorable macroeconomic conditions, partially offset by the depreciation of the currencies of the main countries where the BBVA Group operates within the region against the euro.
Provisions or reversal of provisions and other results
Provisions or reversal of provisions and other results of this operating segment for the year ended December 31, 2023 were a €58 million expense, a 38.5% decrease compared with the €94 million expense recorded for the year ended December 31, 2022, attributable mainly to the depreciation of the currencies of the main countries where the BBVA Group operates within the region against the euro and lower provisions for contingent risks and legal contingencies in Peru, partially offset by higher provisions for various purposes in Colombia and Argentina.

Operating profit / (loss) before tax
As a result of the foregoing, operating profit before tax of this operating segment for the year ended December 31, 2023 was €1,206 million, a 15.9% decrease compared with the €1,434 million recorded for the year ended December 31, 2022. At constant exchange rates there was a 61.3% increase.
Tax expense or income related to profit or loss from continuing operations
Tax expense related to profit from continuing operations of this operating segment for the year ended December 31, 2023 was €291 million, a 16.3% decrease compared with the €347 million expense recorded for the year ended December 31, 2022, mainly as a result of the depreciation of the currencies of the main countries where the BBVA Group operates within the region against the euro and the lower operating profit before tax. At constant exchange rates there was an increase, mainly as a result of a reduction in deferred tax liabilities. The effective tax rate amounted to 24.1% of operating profit before tax for the year ended December 31, 2023, and 24.2% for the year ended December 31, 2022.
Profit attributable to non-controlling interests
Profit attributable to non-controlling interests of this operating segment for the year ended December 31, 2023 amounted to €302 million, a 13.5% decrease compared with the €349 million recorded for the year ended December 31, 2022, mainly due to the lower operating profit before tax. At constant exchange rates, there was a 46.7% increase.
Profit attributable to parent company
As a result of the foregoing, profit attributable to parent company of this operating segment for the year ended December 31, 2023 amounted to €613 million, a 16.9% decrease compared with the €738 million recorded for the year ended December 31, 2022. At constant exchange rates, there was a 43.2% increase.

REST OF BUSINESS

	For the year ended December 31,
	2023	2022	Change
	(In Millions of Euros)		(In %)
Net interest income	539	332	62.3
Net fees and commissions	244	243	0.7
Net gains (losses) on financial assets and liabilities and Exchange differences, net (1)	316	208	51.9
Other operating income and expense, net	—	2	(98.6)
Income and expense on insurance and reinsurance contracts	3	4	(20.7)
Gross income	1,103	790	39.7
Administration costs	(569)	(491)	16.1
Depreciation and amortization	(26)	(23)	15.1
Net margin before provisions (2)	507	276	83.8
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(28)	(13)	107.4
Provisions or reversal of provisions and other results	(1)	14	n.m. (3)
Operating profit / (loss) before tax	479	277	73.0
Tax expense or income related to profit or loss from continuing operations	(90)	(37)	140.0
Profit	389	240	62.6
Profit attributable to non-controlling interests	—	—	—
Profit attributable to parent company	389	240	62.6
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
(3)Not meaningful.
In the year ended December 31, 2023, the U.S. dollar depreciated by 2.6% against the euro in average terms, compared with the year ended December 31, 2022, resulting in a slightly negative exchange rate effect on our consolidated income statement for the year ended December 31, 2022 and in the results of operations of the Rest of Business operating segment for such period expressed in euros. See “―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Trends in Exchange Rates”.
Net interest income
Net interest income of this operating segment for the year ended December 31, 2023 amounted to €539 million, a 62.3% increase compared with the €332 million recorded for the year ended December 31, 2022, mainly due to increased activity of the branches located in Europe and New York and higher yields, in particular, in Portugal, supported by the higher interest rate environment, partially offset by the lower contribution from the Global Markets unit in Asia. The net interest margin over total average assets of this operating segment amounted to 1.01% for the year ended December 31, 2023 compared with 0.73% for the year ended December 31, 2022.
Net fees and commissions
Net fees and commissions of this operating segment for the year ended December 31, 2023 amounted to €244 million, a 0.7% increase compared with the €243 million recorded for the year ended December 31, 2022.
Net gains (losses) on financial assets and liabilities and Exchange differences, net
Net gains on financial assets and liabilities and Exchange differences of this operating segment for the year ended December 31, 2023 were €316 million, a 51.9% increase compared with the €208 million net gain recorded for the year ended December 31, 2022, mainly due to the higher gains from the New York branch and, to a lesser extent, from the Global Markets unit in Europe.
Other operating income and expense, net
Other operating income and expense, net of this operating segment for the year ended December 31, 2023 was nil compared with the €2 million income recorded for the year ended December 31, 2022.

Administration costs
Administration costs of this operating segment for the year ended December 31, 2023 amounted to €569 million, a 16.1% increase compared with the €491 million recorded for the year ended December 31, 2022, mainly due to higher personnel expense in Europe and in the New York branch, as a result in part of the better performance of the Global Markets unit.
Depreciation and amortization
Depreciation and amortization for the year ended December 31, 2023 was €26 million compared with the €23 million recorded for the year ended December 31, 2022.
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification of this operating segment for the year ended December 31, 2023 was a €28 million expense compared with the €13 million expense recorded for the year ended December 31, 2022, mainly as a result of higher credit impairments in the retail portfolio in Portugal.
Provisions or reversal of provisions and other results
Provisions or reversal of provisions and other results of this operating segment for the year ended December 31, 2023 were a €1 million expense compared with the €14 million income recorded for the year ended December 31, 2022. Provisions or reversal of provisions and other results of this operating segment for the year ended December 31, 2022 included the reversal of provisions of contingent risks related to the New York branch.
Operating profit / (loss) before tax
As a result of the foregoing, operating profit before tax of this operating segment for the year ended December 31, 2023 was €479 million, a 73.0% increase compared with the €277 million recorded for the year ended December 31, 2022.
Tax expense or income related to profit or loss from continuing operations
Tax expense related to profit from continuing operations of this operating segment for the year ended December 31, 2023 was €90 million compared with the €37 million expense recorded for the year ended December 31, 2022 due, in part, to the increase in operating profit.
Profit attributable to parent company
As a result of the foregoing, profit attributable to parent company of this operating segment for the year ended December 31, 2023 amounted to €389 million, a 62.6% increase compared with the €240 million recorded for the year ended December 31, 2022.

CORPORATE CENTER

	For the year ended December 31,
	2023	2022	Change
	(In Millions of Euros)		(In %)
Net interest income / (expense)	(386)	(109)	253.3
Net fees and commissions	(44)	(31)	40.2
Net gains (losses) on financial assets and liabilities and Exchange differences, net (1)	(686)	(294)	133.6
Other operating income and expense, net	89	106	(16.0)
Income and expense on insurance and reinsurance contracts	(2)	(1)	131.1
Gross income	(1,029)	(329)	212.7
Administration costs	(639)	(647)	(1.2)
Depreciation and amortization	(210)	(206)	2.1
Net margin before provisions (2)	(1,878)	(1,181)	59.0
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	1	(2)	n.m. (3)
Provisions or reversal of provisions and other results	(21)	8	n.m. (3)
Operating profit / (loss) before tax	(1,898)	(1,175)	61.6
Tax expense or income related to profit or loss from continuing operations	288	277	4.1
Profit / (loss) from continuing operations	(1,610)	(898)	79.3
Profit / (loss) from discontinued operations, net and Other	—	—	—
Profit / (loss)	(1,610)	(898)	79.3
Profit / (loss) attributable to non-controlling interests	3	(25)	n.m. (3)
Profit / (loss) attributable to parent company	(1,607)	(922)	74.2
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
(3)Not meaningful.
Net interest income / (expense)
Net interest expense of the Corporate Center for the year ended December 31, 2023 was €386 million compared with the €109 million net expense recorded for the year ended December 31, 2022, mainly due to significantly higher funding costs as a result of the increases in reference interest rates.
Net fees and commissions
Net fees and commissions of the Corporate Center for the year ended December 31, 2023 amounted to a €44 million expense, a 40.2% increase compared with the €31 million expense recorded for the year ended December 31, 2022, mainly as a result of the higher fees paid to underwriters in connection with the debt issuances carried out by Banco Bilbao Vizcaya Argentaria, S.A.
Net gains (losses) on financial assets and liabilities and Exchange differences, net
Net losses on financial assets and liabilities and Exchange differences of the Corporate Center for the year ended December 31, 2023 were €686 million compared with the €294 million net losses recorded for the year ended December 31, 2022, mainly as a result of the negative effect of the appreciation of the Mexican peso on foreign currency hedges within the ALCO portfolio.
Other operating income and expense, net
Other operating income and expense, net of the Corporate Center for the year ended December 31, 2023 was €89 million of net income, a 16.0% decrease compared with the €106 million net income recorded for the year ended December 31, 2022, mainly as a result of lower dividend income from investees accounted for under the equity method.
Administration costs
Administration costs of the Corporate Center for the year ended December 31, 2023 amounted to €639 million, a 1.2% decrease compared with the €647 million recorded for the year ended December 31, 2022.

Depreciation and amortization
Depreciation and amortization of the Corporate Center for the year ended December 31, 2023 was €210 million, a 2.1% increase compared with the €206 million recorded for the year ended December 31, 2022.
Provisions or reversal of provisions and other results
Provisions or reversal of provisions and other results of the Corporate Center for the year ended December 31, 2023 were a €21 million expense, compared with the €8 million income recorded for the year ended December 31, 2022.
Operating profit / (loss) before tax
As a result of the foregoing, operating loss before tax of the Corporate Center for the year ended December 31, 2023 was €1,898 million, a 61.6% increase compared with the €1,175 million loss recorded for the year ended December 31, 2022.
Tax expense or income related to profit or loss from continuing operations
Tax income related to profit or loss from continuing operations of the Corporate Center for the year ended December 31, 2023 amounted to €288 million, a 4.1% increase compared with the €277 million income recorded for the year ended December 31, 2022.
Profit / (loss) attributable to parent company
As a result of the foregoing, loss attributable to parent company of the Corporate Center for the year ended December 31, 2023 was €1,607 million, a 74.2% increase compared with the €922 million loss recorded for the year ended December 31, 2022.

Results of Operations by Operating Segment for 2022 Compared with 2021
SPAIN

	For the year ended December 31,
	2022	2021	Change
	(In Millions of Euros)		(In %)
Net interest income	3,774	3,502	7.7
Net fees and commissions	2,156	2,189	(1.5)
Net gains (losses) on financial assets and liabilities and Exchange differences, net (1)	396	343	15.4
Other operating income and expense, net	(569)	(467)	22.0
Income and expense on insurance and reinsurance contracts	355	357	(0.7)
Gross income	6,112	5,925	3.1
Administration costs	(2,498)	(2,599)	(3.9)
Depreciation and amortization	(404)	(431)	(6.3)
Net margin before provisions (2)	3,210	2,895	10.9
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(522)	(503)	3.9
Provisions or reversal of provisions and other results	(78)	(270)	(71.2)
Operating profit / (loss) before tax	2,610	2,122	23.0
Tax expense or income related to profit or loss from continuing operations	(739)	(538)	37.2
Profit from continuing operations	1,872	1,584	18.2
Profit / (loss) from discontinued operations, net and Other	(201)	—	n.m. (3)
Profit	1,670	1,584	5.5
Profit attributable to non-controlling interests	(3)	(2)	38.1
Profit attributable to parent company	1,667	1,581	5.4
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
(3)Not meaningful.
Net interest income
Net interest income of this operating segment for the year ended December 31, 2022 amounted to €3,774 million, a 7.7% increase compared with the €3,502 million recorded for the year ended December 31, 2021, mainly as a result of the higher yield and volume of the corporate and SMEs loan portfolios, supported by the higher interest rate environment, partially offset by higher funding costs. The net interest margin over total average assets of this operating segment amounted to 0.89% for the year ended December 31, 2022, compared with 0.88% for the year ended December 31, 2021.
Net fees and commissions
Net fees and commissions of this operating segment for the year ended December 31, 2022 amounted to €2,156 million, a 1.5% decrease compared with the €2,189 million recorded for the year ended December 31, 2021.
Net gains (losses) on financial assets and liabilities and Exchange differences, net
Net gains on financial assets and liabilities and Exchange differences of this operating segment for the year ended December 31, 2022 was a net gain of €396 million, a 15.4% increase compared with the €343 million net gain recorded for the year ended December 31, 2021, mainly as a result of the positive performance of the Global Markets unit, partially offset by lower gains related to the Asset Protection Scheme entered into in connection with BBVA’s acquisition of Unnim.
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

Income and expense on insurance and reinsurance contracts
Net income on insurance and reinsurance contracts of this operating segment for the year ended December 31, 2022 was €355 million, a 0.7% decrease compared with the €357 million recorded for the year ended December 31, 2021.
Administration costs
Administration costs of this operating segment for the year ended December 31, 2022 amounted to €2,498 million, a 3.9% decrease compared with the €2,599 million recorded for the year ended December 31, 2021, mainly as a result of the lower personnel expenses following the completion of the collective layoff procedure, which resulted in the departure of 2,899 employees.
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
Operating profit / (loss) before tax
As a result of the foregoing, operating profit before tax of this operating segment for the year ended December 31, 2022 was €2,610 million, a 23.0% increase compared with the €2,122 million profit recorded for the year ended December 31, 2021.
Tax expense or income related to profit or loss from continuing operations
Tax expense related to profit from continuing operations of this operating segment for the year ended December 31, 2022 was €739 million, a 37.2% increase compared with the €538 million expense recorded for the year ended December 31, 2021, as a result of the higher operating profit recorded for the year ended December 31, 2022. The effective tax rate increased to 28.3% for the year ended December 31, 2022 from 25.4% for the year ended December 31, 2021.
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
Profit attributable to parent company
As a result of the foregoing, profit attributable to parent company of this operating segment for the year ended December 31, 2022 amounted to €1,667 million, a 5.4% increase compared with the €1,581 million profit recorded for the year ended December 31, 2021.

MEXICO

	For the year ended December 31,
	2022	2021	Change
	(In Millions of Euros)		(In %)
Net interest income	8,378	5,836	43.6
Net fees and commissions	1,625	1,211	34.2
Net gains (losses) on financial assets and liabilities and Exchange differences, net (1)	439	366	19.9
Other operating income and expense, net	(297)	(218)	36.4
Income and expense on insurance and reinsurance contracts	588	407	44.3
Gross income	10,734	7,603	41.2
Administration costs	(3,000)	(2,333)	28.6
Depreciation and amortization	(398)	(326)	22.0
Net margin before provisions (2)	7,336	4,944	48.4
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(1,693)	(1,440)	17.5
Provisions or reversal of provisions and other results	(24)	24	n.m. (3)
Operating profit / (loss) before tax	5,620	3,528	59.3
Tax expense or income related to profit or loss from continuing operations	(1,488)	(960)	55.0
Profit	4,132	2,568	60.9
Profit attributable to non-controlling interests	(1)	—	—
Profit attributable to parent company	4,131	2,568	60.9
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
Net interest income
Net interest income of this operating segment for the year ended December 31, 2022 amounted to €8,378 million, a 43.6% increase compared with the €5,836 million recorded for the year ended December 31, 2021, mainly as a result of the higher contribution from our loan portfolio, in particular, the corporate and retail portfolios, which has increased both in terms of volume and yield, supported by the appreciation of the Mexican peso against the euro and, with respect to the yield, a higher interest rate environment, partially offset by higher funding costs as a result of the increase in interest rates. At a constant exchange rate, there was a 26.8% increase. The net interest margin over total average assets of this operating segment amounted to 6.10% for the year ended December 31, 2022, compared with 5.18% for the year ended December 31, 2021.
Net fees and commissions
Net fees and commissions of this operating segment for the year ended December 31, 2022 amounted to €1,625 million, a 34.2% increase compared with the €1,211 million recorded for the year ended December 31, 2021, mainly due to the increased volume of transactions by credit card customers and asset management activities, and the appreciation of the Mexican peso against the euro. At a constant exchange rate, there was an 18.6% year-on-year increase.
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
Income and expense on insurance and reinsurance contracts
Net income on insurance and reinsurance contracts of this operating segment for the year ended December 31, 2022 was €588 million, a 44.3% increase compared with the €407 million net income recorded for the year ended December 31, 2021, due mainly to the increase in insurance premiums, as a result of higher insurance sales, a lower claim ratio and, to a lesser extent, the appreciation of the Mexican peso against the euro.
Administration costs
Administration costs of this operating segment for the year ended December 31, 2022 were €3,000 million, a 28.6% increase compared with the €2,333 million recorded for the year ended December 31, 2021, mainly as a result of the appreciation of the Mexican peso against the euro and the higher personnel expenses and certain general expenses related to technology and marketing (affected by inflation). At a constant exchange rate, administration costs increased by 13.6%.
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
Operating profit / (loss) before tax
As a result of the foregoing, operating profit before tax of this operating segment for the year ended December 31, 2022 was €5,620 million, a 59.3% increase compared with the €3,528 million of operating profit before tax recorded for the year ended December 31, 2021.
Tax expense or income related to profit or loss from continuing operations
Tax expense related to profit from continuing operations of this operating segment for the year ended December 31, 2022 was €1,488 million, a 55.0% increase compared with the €960 million expense recorded for the year ended December 31, 2021, mainly as a result of the higher operating profit before tax. The effective tax rate amounted to 26.5% of operating profit before tax for the year ended December 31, 2022 and 27.2% for the year ended December 31, 2021.
Profit attributable to parent company
As a result of the foregoing, profit attributable to parent company of this operating segment for the year ended December 31, 2022 amounted to €4,131 million, a 60.9% increase compared with the €2,568 million recorded for the year ended December 31, 2021.

TURKEY

	For the year ended December 31,
	2022	2021	Change
	(In Millions of Euros)		(In %)
Net interest income	2,611	2,370	10.2
Net fees and commissions	602	564	6.6
Net gains (losses) on financial assets and liabilities and Exchange differences, net (1)	741	413	79.4
Other operating income and expense, net	(823)	25	n.m. (2)
Income and expense on insurance and reinsurance contracts	41	50	(18.2)
Gross income	3,172	3,422	(7.3)
Administration costs	(933)	(890)	4.8
Depreciation and amortization	(129)	(118)	8.6
Net margin before provisions (3)	2,111	2,414	(12.5)
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(387)	(494)	(21.8)
Provisions or reversal of provisions and other results	(88)	33	n.m. (2)
Operating profit / (loss) before tax	1,636	1,953	(16.2)
Tax expense or income related to profit or loss from continuing operations	(1,103)	(455)	142.4
Profit	533	1,498	(64.4)
Profit attributable to non-controlling interests	(28)	(758)	(96.4)
Profit attributable to parent company	505	740	(31.7)
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
Since the first half of 2022, the Turkish economy is considered to be hyperinflationary as defined by IAS 29 “Financial Reporting in Hyperinflationary Economies”. See “—Factors Affecting the Comparability of our Results of Operations and Financial Condition—Designation of Turkey as a Hyperinflationary Economy” for information on the impact of hyperinflation accounting.
Net interest income
Net interest income of this operating segment for the year ended December 31, 2022 amounted to €2,611 million, an 10.2% increase compared with the €2,370 million recorded for the year ended December 31, 2021, as a result mainly of the higher yield and volume of Turkish lira-denominated loans to enterprises and credit card loans and the increase in volume of sovereign debt securities, as a result in part of the Turkish liraization strategy implemented by the CBRT, partially offset by the depreciation of the Turkish lira against the euro. At a constant exchange rate, there was a 109.3% increase in net interest income. The net interest margin over total average assets of this operating segment amounted to 4.14% for the year ended December 31, 2022, compared with 4.01% for the year ended December 31, 2021.

Net fees and commissions
Net fees and commissions of this operating segment for the year ended December 31, 2022 amounted to €602 million, a 6.6% increase compared with the €564 million recorded for the year ended December 31, 2021, mainly as a result of the increase in brokerage and payment systems fees, partially offset by the depreciation of the Turkish lira against the euro and higher commissions paid for attracting customers to open salary accounts.
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
Income and expense on insurance and reinsurance contracts
Net income on insurance and reinsurance contracts of this operating segment for the year ended December 31, 2022 was €41 million, a 18.2% decrease compared with the €50 million income recorded for the year ended December 31, 2021, mainly as a result of the depreciation of the Turkish lira, offset by an increase in insurance premiums as a result of higher insurance sales.
Administration costs
Administration costs of this operating segment for the year ended December 31, 2022 amounted to €933 million, a 4.8% increase compared with the €890 million recorded for the year ended December 31, 2021, mainly as a result of the increase in personnel expenses and general expenses (technology and maintenance) driven to a great extent by the higher average inflation rate and salary increases, partially offset by the depreciation of the Turkish lira. At a constant exchange rate, administration costs increased by 99.1%, which was above Turkey’s inflation rate for the period.
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
Operating profit / (loss) before tax
As a result of the foregoing, operating profit before tax of this operating segment for the year ended December 31, 2022 was €1,636 million, a 16.2% decrease compared with the €1,953 million recorded for the year ended December 31, 2021. At a constant exchange rate, operating profit increased by 59.2%.

Tax expense or income related to profit or loss from continuing operations
Tax expense related to profit from continuing operations of this operating segment for the year ended December 31, 2022 was €1,103 million, compared with the €455 million expense recorded for the year ended December 31, 2021, as a result of the net loss on the monetary position resulting from the adjustment for hyperinflation in Turkey which, in turn, led to additional adjustments to the tax expense for the year due to the difference between accounting and taxable profit (see “—Factors Affecting the Comparability of our Results of Operations and Financial Condition—Designation of Turkey as a Hyperinflationary Economy”). In addition, current tax regulation in Turkey does not include a provision to reduce tax expense upon the existence of a loss linked to the net monetary position. Therefore, the effective tax rate amounted to 67.4% of operating profit before tax for the year ended December 31, 2022 and 23.3% for the year ended December 31, 2021. The applicable tax rate remained at 25% in 2022 and 2021.
Profit attributable to non-controlling interests
Profit attributable to non-controlling interests of this operating segment for the year ended December 31, 2022 amounted to €28 million, a 96.4% decrease compared with the €758 million recorded for the year ended December 31, 2021, mainly as a result of the increase in BBVA’s stake in Garanti BBVA (from 49.85% to 85.97%) following the completion of BBVA’s voluntary takeover bid for the entire share capital of Garanti BBVA on May 18, 2022 (see “―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Voluntary takeover bid for the entire share capital of Türkiye Garanti Bankası A.Ş.”) and, to a lesser extent, the decrease in operating profit.
Profit attributable to parent company
As a result of the foregoing, profit attributable to parent company of this operating segment for the year ended December 31, 2022 amounted to €505 million, a 31.7% decrease compared with the €740 million recorded for the year ended December 31, 2021.

SOUTH AMERICA

	For the year ended December 31,
	2022	2021	Change
	(In Millions of Euros)		(In %)
Net interest income	4,138	2,859	44.7
Net fees and commissions	778	589	32.2
Net gains (losses) on financial assets and liabilities and Exchange differences, net (1)	447	324	37.7
Other operating income and expense, net	(1,181)	(690)	71.2
Income and expense on insurance and reinsurance contracts	84	79	6.3
Gross income	4,265	3,162	34.9
Administration costs	(1,806)	(1,356)	33.2
Depreciation and amortization	(170)	(145)	17.3
Net margin before provisions (2)	2,290	1,661	37.9
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(762)	(622)	22.4
Provisions or reversal of provisions and other results	(94)	(77)	21.8
Operating profit / (loss) before tax	1,434	961	49.2
Tax expense or income related to profit or loss from continuing operations	(347)	(287)	21.0
Profit	1,087	674	61.2
Profit attributable to non-controlling interests	(349)	(184)	90.1
Profit attributable to parent company	738	491	50.4
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
As of and for the years ended December 31, 2022 and 2021, the Argentine and Venezuelan economies were considered to be hyperinflationary as defined by IAS 29 “Financial Reporting in Hyperinflationary Economies” (see “Presentation of Financial Information—Changes in Accounting Policies—Hyperinflationary economies - IAS 29” and Note 2.2.18 to our Consolidated Financial Statements).
Net interest income
Net interest income of this operating segment for the year ended December 31, 2022 amounted to €4,138 million, a 44.7% increase compared with the €2,859 million recorded for the year ended December 31, 2021, mainly as a result of increases in the yield of the wholesale loan portfolio and in the volume of the consumer loan portfolio in Colombia, higher retail loan volume in Peru and, to a lesser extent, the increase in the volume and yield of retail loans and sovereign debt securities in Argentina, within an overall high interest rate environment, partially offset by higher funding costs and the depreciation of the Argentine peso. The net interest margin over total average assets of this operating segment amounted to 6.49% for the year ended December 31, 2022, compared with 5.34% for the year ended December 31, 2021.
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
Income and expense on insurance and reinsurance contracts
Net income on insurance and reinsurance contracts of this operating segment for the year ended December 31, 2022 was €84 million, a 6.3% increase compared with the €79 million income recorded for the year ended December 31, 2021, mainly due to the increase in income related to life insurance in Argentina, offset by the depreciation of the Argentine peso.
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
Operating profit / (loss) before tax
As a result of the foregoing, operating profit before tax of this operating segment for the year ended December 31, 2022 was €1,434 million, a 49.2% increase compared with the €961 million recorded for the year ended December 31, 2021.
Tax expense or income related to profit or loss from continuing operations
Tax expense related to profit from continuing operations of this operating segment for the year ended December 31, 2022 was €347 million, a 21.0% increase compared with the €287 million expense recorded for the year ended December 31, 2021, mainly as a result of the higher operating profit before tax and the increase in the applicable tax rate in Colombia, from 34% to 38%, with reductions in deferred tax liabilities. The effective tax rate amounted to 24.2% of operating profit before tax for the year ended December 31, 2022 and 29.9% for the year ended December 31, 2021.

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
Profit attributable to parent company
As a result of the foregoing, profit attributable to parent company of this operating segment for the year ended December 31, 2022 amounted to €738 million, a 50.4% increase compared with the €491 million recorded for the year ended December 31, 2021.

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
(3)Not meaningful.
In the year ended December 31, 2022, the U.S. dollar appreciated by 12.3% against the euro in average terms, resulting in a positive exchange rate effect on our consolidated income statement for the year ended December 31, 2022 and in the results of operations of the Rest of Business operating segment for such period expressed in euros. See “―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Trends in Exchange Rates”.
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
Profit / (loss) from discontinued operations, net and Other
Profit / (loss) from discontinued operations, net and Other for the year ended December 31, 2022 was nil compared with the €416 million loss recorded for the year ended December 31, 2021. The year ended December 31, 2021 included the cost recorded in connection with the agreement on the collective layoff procedure BBVA reached with union representatives on April 13, 2021 in Spain, amounting to €994 million before taxes (see “Presentation of Financial Information— Agreement on the Collective Layoff Procedure”, “―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Agreement on the collective layoff procedure” and Note 24 to our Consolidated Financial Statements), partially offset by the results generated by BBVA USA Bancshares, Inc. in the first five months of 2021 and gains generated by the USA Sale, which amounted to €280 million (see “Presentation of Financial Information―Sale of BBVA USA Bancshares, Inc.”).
Profit / (loss) attributable to parent company
As a result of the foregoing, profit / (loss) attributable to parent company of the Corporate Center for the year ended December 31, 2022 was a loss of €922 million, a 5.9% decrease compared with the €980 million loss recorded for the year ended December 31, 2021.

B. Liquidity and Capital Resources
BBVA’s principal source of funds is its customer deposit base, which consists primarily of demand, savings and time deposits. In addition to relying on customer deposits, BBVA also accesses the interbank market (overnight and time deposits) and domestic and international capital markets for its additional liquidity requirements. To access the capital markets, BBVA has in place a series of domestic and international programs for the issuance of commercial paper and medium- and long-term debt. Another source of liquidity is the generation of cash flow from operations. Finally, BBVA supplements its funding sources with borrowings from the ECB or the respective central banks of the countries where its subsidiaries are located. For additional information on the financing structure of the BBVA Group, see Note 7.5.3 to our Consolidated Financial Statements.
In its monetary policy decision of October 27, 2022, the ECB decided to adjust the interest rates applicable to TLTRO III from November 23, 2022 and offer credit institutions additional voluntary early repayment dates for these operations. For additional information on this monetary policy decision, see Note 22.1 to the Consolidated Financial Statements. In December 2022, BBVA began the repayment of funds withdrawn under the TLTRO III program and we had repaid an approximate amount of €35,000 million by December 2023. The outstanding balance of amounts drawn under the TLTRO III facilities totaled €3,660 million as of December 31, 2023 (€26,711 million as of December 31, 2022). The positive income generated by the funds obtained from drawdowns of the ECB’s TLTRO III facilities was recorded under the heading of “Interest and other income – Other income” in the consolidated income statement for the years ended December 31, 2023 and 2022 (see Note 37.1), while the borrowing costs of the drawdowns of the TLTRO III facilities were recorded under “Interest expense” in the consolidated income statement.
During 2023, despite the environment of lower liquidity as a result of the actions adopted by central banks, including the withdrawal of public sources of liquidity and the significant repayments of funds withdrawn under the TLTRO III program made by BBVA and the banking system, liquidity conditions remained adequate in all the countries where the BBVA Group operates.
The following table shows the balances as of December 31, 2023, 2022 and 2021 of our principal sources of funds (including accrued interest, hedge transactions and issue expenses):

	As of December 31,
	2023	2022	2021
	(In Millions of Euros)
Deposits from central banks	26,707	42,273	58,600
Deposits from credit institutions	83,376	55,859	36,010
Customer deposits	437,405	406,444	367,441
Debt certificates	72,685	58,717	59,159
Other financial liabilities	23,650	20,673	20,661
Total	643,823	583,967	541,871
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
One of the key elements in BBVA's Group Liquidity and Financing Risk Management is the maintenance of large, high quality liquidity buffers in all its bank subsidiaries. Due, in part, to the Group’s decision to follow a Multiple Point of Entry strategy, in accordance with the framework for the resolution of financial entities designed by the FSB, the Group’s subsidiaries are self-sufficient and each subsidiary is responsible for managing its own capital and liquidity, without fund transfers or financing between either the parent company and the subsidiaries or between the different subsidiaries. This strategy aims to limit the spread of a liquidity crisis among the Group’s different areas, and supports that the cost of liquidity and financing is correctly reflected in the price formation process. As part of this strategy, the BBVA Group is organized into eight Liquidity Management Units (LMU) composed of the parent company and the bank subsidiaries in Spain, Mexico, Turkey. South America (Argentina, Colombia, Peru, Uruguay) and Switzerland, plus the branches that depend on them.
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

Throughout 2023, BBVA has maintained its objective of preserving the strength of the funding structure of the different Group entities by focusing on strengthening self-funding from customer funds, maintaining a buffer of fully available liquid assets, diversifying sources of funding and generating and optimizing collateral available to deal with the withdrawal of central banks’ monetary stimulus and/or stress situations in the markets. Increases in interest rates have had an adverse impact on the demand for credit and funding costs.
During 2023, 2022 and 2021, all LMU held self-funding levels deemed by the Group to be sufficient, mainly satisfied by customer deposits. The Liquidity Coverage Ratio (LCR), a liquidity buffer, at both a consolidated and individual level, was 149% as of December 31, 2023 (in excess of the required 100%) and 159% as of December 31, 2022 (in excess of the required 100%). The net stable funding ratio (NSFR) of the BBVA Group was 131% as of December 31, 2023 (in excess of the required 100%) and 135% as of December 31, 2022 (in excess of the required 100%). The NSFR ratio is the result of the division between the amount of stable funding available and the amount of stable funding required, requiring banks to maintain a stable financing profile in relation to the composition of their assets and off-balance sheet activities.
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
Furthermore, the BBVA Group holds loan commitments and financial guarantees which are in turn possible obligations of the entity that arise from past events and whose existence depends on the occurrence or non-occurrence of one or more future events independent of the entity’s will and that could lead to the recognition of financial assets. For information on loan commitments, financial guarantees and other commitments given by the Group, see Note 33 to the Consolidated Financial Statements.
We believe that our working capital is sufficient for our present requirements and to pursue our planned business strategies. Please see Notes 51 and 7.5 to our Consolidated Financial Statements for additional information on the BBVA Group’s liquidity and capital resources.

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

Customer deposits
Customer deposits (including “Financial liabilities at amortized cost - Customer deposits”, “Financial liabilities designated at fair value through profit or loss – Customer deposits” and “Financial liabilities held for trading – Customer deposits”) amounted to €437,405 million as of December 31, 2023 compared with €406,444 million as of December 31, 2022 (€367,441 million as of December 31, 2021), a 7.6% increase, mainly due to the appreciation of the Mexican peso against the euro and increases in Mexico in demand deposits, within the households and non-financial corporations portfolios, the increase in Turkey of time deposits in Turkish lira (transferred, in part, from time deposits in U.S. dollars) and, to a lesser extent, demand deposits in Turkish lira, as a result in part of the measures announced by the Turkish authorities to encourage and protect deposits denominated in Turkish lira and prevent further dollarization of deposits and, to a lesser extent, increases in the volume of time deposits in Mexico within the non-financial corporations portfolio, partially offset by the depreciation of the Turkish lira and the Argentine peso against the euro.
Our customer deposits, excluding repurchase agreements, amounted to €410,044 million as of December 31, 2023, a 4.4% increase compared with €392,884 million as of December 31, 2022 (€349,350 million as of December 31, 2021).
Short-term customer deposits at amortized cost amounted to €390,996 million as of December 31, 2023, or 89.4% of our total customer deposits, a decrease from 91.8% of our total customer deposits as of December 31, 2022 (see Note 22.3 to the Consolidated Financial Statements).
Deposits from credit institutions and central banks
The following table shows amounts due to credit institutions and central banks as of December 31, 2023, 2022 and 2021:

	As of December 31,
	2023	2022	2021
	(In Millions of Euros)
Deposits from credit institutions	83,376	55,859	36,010
Deposits from central banks	26,707	42,273	58,600
Total	110,083	98,132	94,610
Deposits from credit institutions and central banks amounted to €110,083 million as of December 31, 2023 compared with €98,132 million as of December 31, 2022 (€94,610 million as of December 31, 2021). The increase as of December 31, 2023 compared to December 31, 2022 was mainly attributable to an increase in deposits from credit institutions (through repurchase agreements) in Spain in the trading and amortized cost portfolios, partially offset by the decrease in deposits from the Bank of Spain in the amortized cost portfolio, driven mainly by the aforementioned substantial repayment by BBVA of drawdowns under the ECB’s TLTRO III facilities. The increase as of December 31, 2022 compared to December 31, 2021 was mainly attributable to increases in time deposits from credit institutions in Spain in the amortized cost portfolio, as a result of the higher interest rate environment, partially offset by the decrease in deposits from central banks, driven mainly by the partial repayment by BBVA of drawdowns under the ECB’s TLTRO III facilities.
Capital markets
We make debt issuances in the domestic and international capital markets in order to finance our activities. As of December 31, 2023 we had €52,875 million of debt certificates outstanding, comprising €47,124 million in bonds and debentures and €5,752 million in promissory notes and other securities, compared with €42,944 million, €41,515 million and €1,430 million outstanding, respectively, as of December 31, 2022, and €40,969 million, €40,071 million and €898 million outstanding, respectively, as of December 31, 2021 (see Note 22.4 to the Consolidated Financial Statements).
In addition, we had a total of €15,867 million in subordinated debt and subordinated deposits and nil preferred securities outstanding as of December 31, 2023 compared with €12,509 million and nil, respectively, as of December 31, 2022 (€14,808 million and nil, respectively, as of December 31, 2021).

The following is a breakdown as of December 31, 2023 of the maturities of our debt certificates (including bonds), subordinated debt, subordinated deposits and preferred securities. Regulatory equity instruments have been classified according to their contractual maturity:

	Demand	Up to 1 Month	1 to 3 Months	3 to 12 Months	1 to 5 Years	Over 5 Years	Total
	(In Millions of Euros)
Debt certificates (including bonds)	—	717	3,195	15,008	26,414	7,541	52,875
Subordinated debt, subordinated deposits and preferred securities	14	21	—	—	3,868	11,964	15,867
Total	14	738	3,195	15,008	30,282	19,505	68,742
Capital
As of December 31, 2023, 2022 and 2021, equity is calculated in accordance with current regulations on minimum capital base requirements for Spanish credit institutions on both an individual and consolidated basis. These regulations dictate how to calculate equity levels, as well as the various internal capital adequacy assessment processes they should have in place and the information such institutions should disclose to the market.
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
For information on our SREP requirements, our consolidated capital ratios as of December 31, 2023, 2022 and 2021, our RWAs, our MREL requirements, the capital issuances of Banco Bilbao Vizcaya Argentaria, S.A. and the impact on BBVA’s CET1 arising from certain singular effects, see “Item 4. Information on the Company—Business Overview—Supervision and Regulation” and Note 32 to our Consolidated Financial Statements.
C. Research and Development, Patents and Licenses, etc.
In 2023, we continued to foster the use of new technologies as a key component of our global development strategy. We explored new business and growth opportunities, focusing on three major areas: emerging technologies, digital banking and data driven initiatives, in each case with the customer as the focal point of our banking business.
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
Trends expected to shape the sector’s profitability in the future include the following:
•high interest rates, especially in Spain, after a protracted period of low (or even negative) interest rates. The impact of high interest rates may be particularly significant in countries like Spain, where mortgages account for a significant proportion of credit (more than 40%) and approximately seven out of 10 mortgages are estimated to have floating rates. While BBVA expects interest rates to decline in the near future, they are expected to remain in the range of 2.5%-3%. The persistence of high rates may lead to an increase in non-performing loans (and RWAs) and a decrease in the demand for loans, in addition to resulting in higher funding costs;
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
•the increasing tax burden in certain regions such as the temporary tax on extraordinary profits applicable to credit institutions operating in Spain and the proposed Tax Directive of the European Commission for the Financial Transactions Tax (which would tax the acquisitions of certain securities, negotiated in markets where the Group operates);
•the adoption of novel pro-consumer regulation and measures, such as the proposed creation of a new administrative authority in Spain, which shall resolve complaints against banks from customers and potential customers and be financed by financial institutions, and the recent amendments introduced in the Code of Good Practices, easing the impact of interest rate hikes on mortgage loans agreements related to primary residences, among others (see “Item 4. Information on the Company—Business Overview—Supervision and Regulation—Principal Markets—Spain” for additional information); and
•the increasing concern over ESG and climate change matters, which may result, among others, in changes in consumer preferences and additional legislation and regulatory requirements. For example, several of the European Union’s sustainability initiatives are expected to significantly impact asset management activities in coming years, as asset managers need to include sustainability as part of their financial advice. In addition, the ECB conducted a stress test on climate-related risks (CST) in 2022, whose output has been integrated into the annual Supervisory Review and Examination Process (“SREP”) using a qualitative approach. The test aimed to identify vulnerabilities, industry best practices and the challenges faced by banks and may result in increased regulation. For additional information see “Item 4. Information on the Company—Business Overview—Supervision and Regulation”. Further, climate-related disasters could result in market volatility, negatively impact customers’ ability to pay outstanding loans, result in the deterioration of the value of collateral or insurance shortfalls or otherwise disrupt the operations of banks or the operations of their customers or third parties on which they rely. See “Item 3. Key Information—Risk Factors—Business Risks—The Group is exposed to various risks in connection with climate change”.
E. Critical Accounting Estimates
Not Applicable.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
We have a one-tier board system with a single collegiate body, the Board of Directors, that is collectively responsible for the highest functions of managing the Company and overseeing and controlling the management of the Company, all with the aim of achieving the Company’s purpose and best serving the corporate interest.
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
Our Board of Directors has approved the annual report on corporate governance and a report on directors’ remuneration for 2023, according to the provisions established in the Spanish regulation for listed companies.
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
Performance of Directors’ Duties
Directors must fulfill the duties imposed by laws and the Bylaws with fidelity to the corporate interest, understood as the interest of the Company. They must also have the availability and dedication required at all times for the performance of their duties as Directors, including when discharging their duties as members of the various Committees.
They will participate in the deliberations, discussions and debates held on matters submitted for their consideration, and they should clearly express their opposition when they consider that any proposal submitted to the Bank’s corporate bodies may be contrary to the corporate interest or may harm shareholders not represented on the Board of Directors, and will be provided in advance with the information needed to form an opinion with respect to the matters within the remit of the Bank’s corporate bodies. They may ask for any additional information and advice required to perform their duties. They must devote to their duty the necessary time and effort to perform it effectively and are required to personally attend the meetings of the corporate bodies on which they sit, except for a justifiable reason. If it is not possible for a director to attend a meeting of the Board of Directors, the director may authorize another director to act as their proxy and cast votes on their behalf, by sending a letter or email to the Company with the information needed by the proxy director to follow the absent director’s instructions. Applicable legislation states, however, that non-executive directors may only grant a proxy to another non-executive director. In addition, this system applies to attendance at meetings of Board of Directors Committees.
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
Moreover, directors may not have direct or indirect shareholdings in businesses or companies in which the Bank or its Group companies hold an interest, unless such shareholding was held prior to joining the Board of Directors or to the time when the Group acquired its holding in such businesses or companies, or unless such companies are listed on national or international securities markets, or unless authorized to do so by the Board of Directors.
Lastly, directors may not hold political positions or perform any other activities that might have public significance or may affect the Company’s image in any way, unless this is with prior authorization from the Bank’s Board of Directors.
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
Moreover, Article 18 of the Board of Directors Regulations establishes that the Chair will organize and coordinate the periodic assessment of the Board’s performance with the chairs of the relevant committees. Pursuant to the provisions of the Board of Directors Regulations, during the assessment process conducted for 2023, the Board of Directors evaluated: (i) the quality and efficiency of the operation of the Board of Directors; (ii) the performance of the duties of the Chair and the Chief Executive Officer; and (iii) the operation of the Board committees.
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
Deputy Chair of the BBVA Board of Directors since April 2019. Chair of the Appointments and Corporate Governance Committee and of the Audit Committee. Chair of Ernst & Young Spain from 2004 to 2014, where he was a partner since 1987 and also held a series of senior offices, including Managing Partner of the Banking Group from 1989 to 2004, General Managing Partner for Audit and Advisory Services at Ernst & Young Spain from 2001 to 2004, and Managing Director of the Audit and Advisory practices at Ernst & Young Italy and Portugal from 2008 to 2013. He has been a member of various organizations such as the ROAC (Official Registry of Auditors), the REA (Registry of Economic Auditors), the Governing Board of the Spanish Institute of Financial Analysts, Empresa y Sociedad Foundation, Spanish Institute of Chartered Accountants, Advisory Board of the Institute of Internal Auditors; and of the Institute of Chartered Accountants in England & Wales (the ICAEW). He has been director of Zardoya Otis, S.A. from 2015 to 2022.

Jaime Félix Caruana Lacorte (1)(2)(5)	1952	Independent Director	March 16, 2018	April 20, 2021
Member of the China Banking and Insurance Regulatory Commission’s (CBIRC) International Advisory Committee from 2019 to 2023 and General Manager of the Bank of International Settlements (BIS) between 2009 and 2017. Between 2006 and 2009 he was Head of the Monetary, Capital Markets Department and Financial Counselor and General Manager at the International Monetary Fund (IMF), between 2003 and 2006 he was Chair of the Basel Committee on Banking Supervision, and between 2000 and 2006 he was Governor of the Bank of Spain and member of the Governing Council of the European Central Bank.

Sonia Lilia Dulá (2)(5)	1961	Independent Director	March 17, 2023	Not applicable	Independent director at Huntsman Corporation, Acciona and Acciona Energía, as well as lifetime member of the Council on Foreign Relations. Vice President of Equity Capital Markets for Latin America from 1992 to 1995 at Goldman Sachs Group, Head of Wealth Management for Latin America (2010-2013) and Vice Chair of Global Corporate and Investment Banking for Latin America (2013-2018) at Bank of America Merrill Lynch. She has been also CEO of Telemundo Studios Mexico (1996-1999) and Co-founder and CEO of Internet Group of Brazil (1999-2000) and of Obsidiana (2000-2001) and CEO of Grupo Latino de Radio (2002-2006).

Raúl Catarino Galamba de Oliveira (5)(6)(7)	1964	Independent Director	March 13, 2020	March 17, 2023
Lead Director of BBVA since April 2022 and Chair of the Risk and Compliance Committee. Independent Chair of the Board of Directors of CTT – Correios de Portugal, S.A. and non-executive director of José de Mello Saúde and José de Mello Capital. His career path has been mainly linked to McKinsey & Company, where he was appointed partner in 1995, Director of the global practice of financial services in 2000, Managing Partner for Spain and Portugal between 2005 and 2011, Managing Partner of Global Risk practice between 2013 and 2016, member of the Global Shareholders Council from 2005 to 2011, member of the Global Partner Election and Evaluation Committees between 2001 and 2017, member of the Remuneration Committee from 2005 to 2013 and Chair of the Global Learning Board from 2006 to 2011.

Belén Garijo López (1)(3)(4)	1960	Independent Director	March 16, 2012	April 20, 2021
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

Connie Hedegaard Koksbang (2)	1960	Independent Director	March 18, 2022	Not applicable
Independent director at Danfoss A/S. She participates on an ongoing basis in international forums and organizations and in foundations such as her membership of the Supervisory Board at the European Climate Foundation. Chair of the OECD’s Round Table on Sustainable Development, a member of the Climate and Environment Advisory Council of the European Investment Bank (EIB) member of the Villum Foundation, Chair of the Board of Trustees at the KR Foundation, Chair of CONCITO, Chair of the European Commission’s Mission Adaptation to Climate Change, including Social Change, Chair of the Board at Aarhus University, and a member of the Sustainability Council at Volkswagen and advisor to the Board of Gazelle Wind Power. She has been non-executive director of Nordex SE from 2016 to 2022 and of Cadeler A/S from 2020 to 2023. She has held various positions in the public sector in Denmark and the European Union, such as EU Commissioner for Climate Action, Danish Minister for Climate and Energy, Minister for Environment, and Minister for Nordic Cooperation.

Lourdes Máiz Carro (2)(4)	1959	Independent Director	March 14, 2014	March 17, 2023
Non-executive director of Actividades de Construcción y Servicios, S.A. Secretary of the Board of Directors and Director of Legal Services at Iberia, Líneas Aéreas de España from 2001 until 2016; as well as Director of several companies, including Renfe, GIF (Gerencia de Infraestructuras Ferroviarias – Railway Infrastructure Administrator, now ADIF), the ICO (Instituto de Crédito Oficial – Official Credit Institution), Aldeasa and Banco Hipotecario. Joined the Spanish State Counsel Corps (Cuerpo de Abogados del Estado) in 1992 and held various senior positions in the Public Administration, including Director of the Cabinet of the Assistant Secretary of Public Administration, Director of the Cabinet of the Assistant Secretary of Education; General Director of Administrative Organization, Personnel and IT, General Director of the Sociedad Estatal de Participaciones Patrimoniales (SEPPA) within the Ministry of Economy and Finance and Technical General Secretary of the Ministry of Agriculture, Fisheries and Food.

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

Juan Pi Llorens (3)(5)(6)	1950	External Director	July 27, 2011	April 20, 2021
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

Ana Leonor Revenga Shanklin (4) (5)(6)	1963	Independent Director	March 13, 2020	March 17, 2023
Senior Fellow at the Brookings Institution and President of the Board of Trustees at the ISEAK Foundation since 2018 and Associate Professor at the Walsh School of Foreign Service at Georgetown University from 2019 to 2021. Member of the Board of Trustees of the BBVA Microfinance Foundation and of the Advisory Council of ESADE EcPol - Center for Economic Policy and Political Economy since 2019. Non-executive director of Revenga Ingenieros, S.A.
She has held several positions of responsibility at the World Bank, including Senior Director Global of the Poverty and Equity Practice between 2014 and 2016 and Deputy Chief Economist in 2016 and 2017.

Carlos Vicente Salazar Lomelín (4)	1951	External Director	March 13, 2020	March 17, 2023
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
(3) Member of the Appointments and Corporate Governance Committee.
(4) Member of the Remuneration Committee.
(5) Member of the Risk and Compliance Committee.
(6) Member of the Technology and Cybersecurity Committee.
(7) Lead Director.
(8) Deputy Chair.
The statutory mandate of three years of the directors José Miguel Andrés Torrecillas, Jaime Félix Caruana Lacorte, Belén Garijo López, José Maldonado Ramos, Ana Cristina Peralta Moreno, Juan Pi Llorens and Jan Paul Marie Francis Verplancke will expire during 2024. The Bank’s Board of Directors has proposed that José Miguel Andrés Torrecillas, Jaime Félix Caruana Lacorte, Belén Garijo López, Ana Cristina Peralta Moreno and, Jan Paul Marie Francis Verplancke be re-elected by the general shareholders’ meeting, planned to be held on March 15, 2024 for another statutory period of three years.
The Bank’s Board of Directors has also submitted to such general shareholders’ meeting the appointment of Enrique Casanueva Nárdiz, for the statutory period of three years, with the status of independent director and the appointment of Cristina de Parias Halcón, for the statutory period of three years, with the status of other external director. Mr. Casanueva has a long and successful professional experience in international investment banking and knowledge and executive skills and experience in running major international businesses. He has held several top positions at international financial institutions during his professional career, highlighting the position of Executive Director in the Investment Banking department at Goldman Sachs, as well as the position of Chairman and CEO for Spain and Portugal and member of the EMEA Management Committee at JP Morgan. Ms. de Parias has previous professional experience, of the highest responsibility in the Bank, having managed one of the main businesses of the Group in a major development and transformation process, as well as she has an in-depth knowledge of two of the main markets in which the Group operates, Spain and Mexico, as a result of having held the position of Country Manager for Spain and Portugal as a senior manager of the Bank from 2014 to 2019, and currently being a director of two of the Group’s subsidiaries in Mexico. Moreover, she is currently an independent director of Endesa, S.A. and Sanitas Seguros, S.A.
The aforementioned proposed re-elections and appointments are subject to approval of the general shareholders’ meeting of BBVA. In the case of the appointments, they are also subject to verification by the ECB, considering the regulatory suitability requirements for the performance of their duties as directors.

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

María Luisa Gómez Bravo	Global Head of Finance
Global Head of Finance since July 2023. She has held several relevant positions within the BBVA Group such as Global Head of Corporate & Investment Banking (C&IB) from 2018 to 2023, Global Head of Investment & Cost Management (between 2017 and December 2018), Head of Investors & Shareholders Relations (between 2014 and 2017), Head of Transformation & Operations at BBVA Spain and Portugal (between 2012 and 2014), and Global Head of Asset Management (between 2008 and 2012), among others.

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

Francisco Javier Rodríguez Soler	Global Head of Sustainability and Corporate & Investment Banking
Global Head of Sustainability since July 2021 and of the Corporate & Investment Banking function since July 2023. Previously he was BBVA’s Country Manager in the United States from 2018 to 2021, Global Head of Strategy & M&A from 2015 to 2018 and Head of M&A and Corporate Development of BBVA from 2010 to 2015.

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
Head of Country Monitoring since July 2016. Director of BBVA México, S.A., Institución de Banca Múltiple, Grupo Financiero BBVA México, of Grupo Financiero BBVA México, S.A. de C.V. and Vice President of Garanti BBVA. He has held various senior posts at BBVA such as Country Networks - Head of Business Monitoring Spain, USA and Turkey from 2015 to 2016, Head of Strategy and Planning, Spain & Portugal from 2008 to 2013 and Head of Strategy, Whole Banking and Asset Management from 2006 to 2008.

(*) Where no date is provided, positions are currently held.
B. Compensation
The provisions of BBVA’s Bylaws that relate to compensation of directors are in accordance with the relevant provisions of Spanish law. Furthermore, BBVA has a remuneration policy for BBVA directors, which is aligned with the specific regulations applicable to credit institutions and best market practices.
Directors’ Remuneration Policy
The directors’ remuneration policy for 2023 was approved by the general shareholders’ meeting held on March 17, 2023, by a majority of 95.03% (the “Directors’ Remuneration Policy”). This policy is available on our website (www.bbva.com).
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

On the basis of the principles of the BBVA Group’s General Remuneration Policy, and pursuant to the statutory requirements established by applicable regulations, BBVA has devised a specific incentive system for staff whose professional activities have a significant impact on the risk profile (the “Identified Staff”), which includes BBVA executive directors and BBVA Senior Management, that is aligned with the regulations and recommendations applicable to the remuneration schemes for this staff. The result is a remuneration scheme for the Identified Staff based, inter alia, on the following basic characteristics, with the particularities set forth below for BBVA executive directors and BBVA Senior Management:
•Adequate balance between the fixed and variable elements of total remuneration, in line with applicable regulations, designed to provide flexibility with regard to payment and amounts of the variable components, allowing for such components to be reduced, in part or in full, where appropriate. The proportion between the two elements is established in accordance with the type of functions carried out by each beneficiary.
•The variable remuneration shall be aligned with effective risk management and linked to the level of achievement of financial and non-financial targets previously established and defined at the Group, area and individual levels, that take into account present and future risks assumed and the Group’s long-term interests.
•The variable remuneration for each year will not accrue, or will accrue in a reduced amount, should a certain level of profit and capital ratio not be achieved, thus being subject to ex ante adjustments.
•The annual variable remuneration, as from 2023, shall comprise two components: a short-term incentive and a long-term incentive.
•The short-term incentive shall be calculated on the basis of: (i) annual indicators (financial and non-financial); (ii) scales of achievement, as per the weightings allocated to each indicator; and (iii) a target short-term incentive, representing the amount of the short-term incentive if 100% of the pre-established targets are met. The resulting amount shall constitute the short-term incentive of each beneficiary.
•The long-term incentive shall initially be awarded should the previously referred level of profit and capital ratio be achieved. However, its final amount, which may range between 0% and 150% of the target long-term incentive (representing the amount of the long-term incentive if 100% of the pre-established targets are met), shall be calculated once the last financial year of the measurement period of the long-term indicators approved for its calculation has ended. The calculation of the long-term incentive shall be done on the basis of: (i) long-term indicators (financial and non-financial) with a four-year measurement period; (ii) scales of achievement, as per the weightings allocated to each indicator; and (iii) a target long-term incentive. The resulting amount shall constitute the long-term incentive of each beneficiary.
•The sum of the amounts of the short-term incentive and the long-term incentive will constitute the annual variable remuneration of each beneficiary for a given financial year.
•The annual variable remuneration shall be subject to specific rules regarding its vesting and payment, including the following:
◦Once the annual variable remuneration has been awarded, a percentage not exceeding 60% of the annual variable remuneration for members of the Identified Staff and 40% of the annual variable remuneration for executive directors, Senior Management and those members of the Identified Staff with particularly high variable remuneration shall vest and be paid, if conditions are met, as a general rule, in the first quarter of the financial year following that to which it corresponds (the upfront portion).
◦At least 40% of the annual variable remuneration for members of the Identified Staff and 60% of the annual variable remuneration for executive directors, Senior Management and those members of the Identified Staff with particularly high variable remuneration amounts shall be deferred over a period of four years, in the case of members of the Identified Staff, and of five years, in the case of executive directors and Senior Management (the deferred portion). The deferred portion shall be paid, if conditions are met, after each of the years of deferral has elapsed. In no event shall the deferred portion be paid faster than in a proportionate way.
◦Within this deferral period, payment of the long-term incentive shall only begin after the measurement period of the long-term indicators has ended, to the result of which its final amount is subject. Therefore, the long-term incentive shall be part of the deferred portion of the annual variable remuneration.

◦Both the upfront portion and the deferred portion of the annual variable remuneration for each member of the Identified Staff shall be paid 50% in cash and 50% in BBVA shares or in instruments linked to BBVA shares. For executive directors, the upfront portion shall be paid 50% in cash and 50% in BBVA shares. The deferred portion for executive directors and members of Senior Management shall be paid 40% in cash and 60% in BBVA shares or in instruments linked to BBVA shares.
◦In particular, a portion of the deferred annual variable remuneration may be awarded in the form of options on BBVA shares.
◦Shares or instruments vested as annual variable remuneration shall be withheld for a one-year lock-up period after delivery, except for the transfer of those shares or instruments that may be required to honor the payment of taxes.
◦Additionally, in the case of executive directors, following the award of BBVA shares or instruments linked to BBVA shares derived from the settlement of the variable remuneration, they shall not transfer their ownership until a period of at least three years has elapsed, except if the relevant executive director has, at the time of the transfer, a net economic exposure to the variation in the price of the shares for a market value equivalent to an amount of at least twice his annual fixed remuneration through the ownership of shares, options or other financial instruments. The foregoing shall not apply to the shares that the executive director needs to sell to meet the costs related to their acquisition or, subject to the approval by the Remuneration Committee, in the event of extraordinary situations that require it.
◦The deferred portion of the annual variable remuneration that becomes payable each year will not vest or may be reduced, should certain capital and liquidity thresholds not be met, thus being subject to ex post risk adjustments.
◦Resulting cash portions of the deferred annual variable remuneration to be vested, shall be updated according to the criteria established by the Board of Directors.
◦No personal hedging strategies or insurance may be employed by Identified Staff members in connection with their remuneration and responsibility that may undermine their incentives to align with sound risk management.
◦The variable element of remuneration for a year shall be limited to a maximum amount of 100% of the fixed element of total remuneration, unless the general shareholders’ meeting resolves to increase this percentage up to a maximum of 200%. In this regard, the general shareholders’ meeting held on March 17, 2023 resolved to increase this limit to a maximum level of 200% of the fixed component of the total remuneration for a given number of the Identified Staff members, on the terms indicated in the report issued for this purpose by the Board of Directors dated February 9, 2023.
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
(b)regulatory sanctions or judicial convictions due to events that could be attributed to such member of the Identified Staff;
(c)significant failure of risk management committed by the Bank or by a business or risk control unit, to which the willful misconduct or gross negligence of such member of the Identified Staff contributed; or
(d)restatement of the Bank’s financial statements, except where such restatement is due to a change in applicable accounting legislation.
For these purposes, the Bank will compare the performance assessment carried out for the relevant member of the Identified Staff with the ex post performance of one or more of the criteria that contributed to the achievement of the targets.

Both “malus” and “clawback” arrangements will apply to both the cash portion and the portion in shares or instruments linked to shares of the annual variable remuneration of the year in which the event giving rise to application of the “malus” and/or “clawback” arrangements occurred, and they may be applied during the entire deferral and lock-up period applicable to the shares or instruments corresponding to said annual variable remuneration.
2.Notwithstanding the foregoing, in the event that the above circumstances give rise to a dismissal or termination of contract of the member of the Identified Staff due to a serious and guilty breach of duties, “malus” arrangements may apply to the entire deferred annual variable remuneration from previous years pending payment at the date of the dismissal or termination decision, in light of the extent of the damage caused.
3.Moreover, “malus” and “clawback” arrangements shall also be applicable in the event the above circumstances, regardless of their financial impact, lead to a material reputational damage for the Bank. These arrangements shall be applicable to the annual variable remuneration, including to the deferred amounts of previous financial years, the payment of which corresponds to or has taken place in the financial year in which the damage is revealed.
In any case, the annual variable remuneration will only vest or be paid if it is sustainable according to the situation of the BBVA Group as a whole, and justified based on the results of the Bank, the relevant business unit and the Identified Staff member concerned.
In addition, the “malus” and “clawback” arrangements shall also be applicable to the variable remuneration received by executive directors or members of Senior Management, where the recoupment of such remuneration is required under the BBVA remuneration recoupment policy approved by the Board of Directors on November 29, 2023 which is filed as Exhibit 97 to this report.

As regards non-executive directors, their remuneration system, in accordance with the Bank’s Bylaws and Directors’ Remuneration Policy, is based on the criteria of responsibility, dedication and incompatibilities inherent to their role, and consists entirely of fixed remuneration.
Remuneration of non-executive directors
The remuneration of the non-executive members of the Board of Directors corresponding to 2023 and 2022 is indicated below, individually and itemized for each non-executive director.

Remuneration of non-executive directors (thousands of euros) (1)
	Board of Directors	Executive Committee	Audit Committee	Risk and Compliance Committee	Remuneration Committee	Appointments and Corporate Governance Committee	Technology and Cybersecurity Committee	Other Functions (2)	Total
									2023	2022
José Miguel Andrés Torrecillas	129	167	132	─	─	115	─	50	593	527
Jaime Caruana Lacorte	129	167	99	107	─	─	─	─	502	567
Sonia Dulá (3)	107	─	44	71	─	─	─	─	223	─
Raúl Galamba de Oliveira	129	─	─	178	─	31	43	80	461	332
Belén Garijo López	129	111	22	─	107	46	─	─	416	349
Connie Hedegaard Koksbang	129	─	44	─	─	─	─	─	173	107
Lourdes Máiz Carro	129	─	66	─	43	─	─	─	238	238
José Maldonado Ramos	129	167	─	─	─	46	─	─	342	342
Ana Peralta Moreno	129	─	66	─	43	─	─	─	238	238
Juan Pi Llorens	129	─	─	143	─	46	43	─	361	458
Ana Revenga Shanklin	129	─	─	107	29	─	43	─	307	264
Susana Rodríguez Vidarte (4)	32	42	─	27	─	12	─	─	112	449
Carlos Salazar Lomelín (5)	129	─	─	─	43	─	─	─	172	172
Jan Verplancke	129	─	─	─	43	─	43	─	214	214
Total	1,684	653	475	633	307	297	171	130	4,350	4,257
(1)Includes amounts corresponding to positions on the Board and its various Committees, the composition of which was modified on April 26, 2023, with effect from May 1, 2023.
(2)Amounts corresponding to the positions of Deputy Chair of the Board of Directors and Lead Director.
(3)Director appointed by the general shareholders’ meeting held on March 17, 2023. Remuneration in 2023 corresponding to the term in office in such financial year.
(4)Director who left office on March 17, 2023. Remuneration in 2023 corresponding to the term in office in such financial year.
(5)In addition, in financial years 2023 and 2022, the director Carlos Salazar Lomelín received €67 thousand and €90 thousand, respectively, as per diems for his membership in the management body of BBVA México, S.A. de C.V. and Grupo Financiero BBVA México, S.A. de C.V. and the BBVA México strategy forum.
Likewise, during the 2023 and 2022 financial years, €123 thousand and €110 thousand were paid out, respectively, in healthcare and casualty insurance premiums for non-executive directors.
Remuneration system with deferred delivery of shares for non-executive directors
BBVA has a fixed remuneration system with deferred delivery of shares for its non-executive directors, which was approved by the general shareholders’ meeting held on March 18, 2006 and extended by resolutions of the general shareholders’ meetings held on March 11, 2011 and on March 11, 2016 for a further five-year period in each case, by the general shareholders’ meeting held on April 20, 2021 for a further three-year period and by the general shareholders' meeting held on March 17, 2023 for a further four-year period.
This system is based on the annual allocation to non-executive directors of a number of theoretical shares equivalent to 20% of the total annual fixed allowance in cash received by each director in the previous year, calculated according to the average closing prices of the BBVA share during the sixty trading sessions prior to the annual general shareholders’ meeting approving the corresponding financial statements for each financial year.

The BBVA shares, in a number equivalent to the theoretical shares accumulated by each non-executive director, will be delivered to each beneficiary, where applicable, after they leave directorship for any reason other than serious breach of their duties.
The theoretical shares allocated to non-executive directors who were beneficiaries of the remuneration system with deferred delivery of shares in the 2023 and 2022 financial years, corresponding to 20% of the total annual fixed allowance in cash received by each of them in the 2022 and 2021 financial years, respectively, were as follows:

	2023		2022
	Theoretical shares allocated (1)	Theoretical shares accumulated as at December 31	Theoretical shares allocated (1)	Theoretical shares accumulated as at December 31
José Miguel Andrés Torrecillas	16,023	134,048	19,253	118,025
Jaime Caruana Lacorte	17,255	94,960	20,733	77,705
Sonia Dulá (2)	0	0	0	0
Raúl Galamba de Oliveira	10,091	29,768	10,177	19,677
Belén Garijo López	10,603	101,192	12,741	90,589
Connie Hedegaard Koksbang (3)	3,263	3,263	0	0
Lourdes Máiz Carro	7,237	71,593	8,696	64,356
José Maldonado Ramos	10,397	146,874	12,493	136,477
Ana Peralta Moreno	7,237	42,329	8,696	35,092
Juan Pi Llorens	13,943	148,542	18,703	134,599
Ana Revenga Shanklin	8,035	24,214	8,611	16,179
Susana Rodríguez Vidarte (4)	13,648	0	16,400	177,775
Carlos Salazar Lomelín	5,218	17,130	6,270	11,912
Jan Verplancke	6,521	35,772	7,835	29,251
Total	129,471	849,685	150,608	911,637
(1)The number of theoretical shares was calculated according to the average closing price of the BBVA share during the 60 trading sessions prior to the general shareholders’ meetings of March 17, 2023 and March 18, 2022, which were €6.58 and €5.47 per share, respectively.
(2)Director appointed by the general shareholders’ meeting held on March 17, 2023; accordingly, the allocation of theoretical shares is not due until 2024.
(3)Director appointed by the general shareholders' meeting held on March 18, 2022; accordingly, the first allocation of theoretical shares was made in 2023.
(4)Director who left office on March 17, 2023. In application of the system, she received a total of 191,423 BBVA shares after leaving office, which is equivalent to the total of theoretical shares accumulated up to that date.
Remuneration of executive directors
During the 2023 and 2022 financial years, the executive directors received the amount of the annual fixed remuneration corresponding to such financial years, established for each director in the directors’ remuneration policies approved by the general shareholders’ meetings held on March 17, 2023 and April 20, 2021, respectively.
In addition, in the 2023 and 2022 financial years, the executive directors accrued the annual variable remuneration corresponding to each such year, which was awarded once the financial year had ended, in accordance with the provisions of the directors’ remuneration policies approved by the general shareholders’ meetings held on March 17, 2023 and April 20, 2021, respectively.
In 2023 executive directors accrued a short-term incentive of €2,871 thousand in the case of Chair and €2,147 thousand in the case of Chief Executive Officer. In addition, the executive directors were awarded the right to a long-term incentive for a maximum theoretical amount of €1,929 thousand in the case of Chair and €1,443 thousand in the case of Chief Executive Officer, which is equivalent, in both cases, to 150% of their target long-term incentive. However, its final amount, which may range between 0% and 150% of the target long-term incentive, shall be calculated once the last financial year of the measurement period of the long-term indicators approved for its calculation has ended. If 100% of the pre-established objectives are achieved, the long-term incentive will amount to €1,286 thousand in the case of Chair and €962 thousand in the case of Chief Executive Officer. The sum of the short-term incentive and the long-term incentive initially awarded constitutes the annual variable remuneration of each executive director for 2023.
The upfront portion of the annual variable remuneration for 2023 and 2022 financial years vested and became payable following its award in 2024 and 2023, respectively, while the rest of it was deferred for a period of five years. All of it, in accordance with the deferral, vesting and payment rules and other conditions applicable to annual variable remuneration as set out in the directors’ remuneration policies previously referred to.

Moreover, in accordance with the applicable remuneration policies for previous financial years, once the 2023 and 2022 financial years had ended, the corresponding portions of deferred annual variable remuneration from previous years vested and became payable to executive directors.
The remuneration of executive directors corresponding to the 2023 and 2022 financial years is indicated below, individually and itemized:

Annual Fixed Remuneration (thousands of euros)	2023	2022
Chair	2,924	2,924
Chief Executive Officer	2,179	2,179
Total	5,103	5,103

Annual Variable Remuneration	2023 (1)		2022 (2)
	In cash (thousands of euros)	In shares	In cash (thousands of euros)	In shares
Chair	897	107,835	926	158,169
Chief Executive Officer	671	80,650	712	121,646
Total	1,568	188,485	1,639	279,815
(1)Initial portion of the annual variable remuneration, which represents the first payment of the short-term incentive for financial year 2023 and will be paid during the first quarter of financial year 2024, in equal parts in cash and BBVA shares (the initial portion). The remaining amount of the annual variable remuneration for financial year 2023 (which includes the long-term incentive for financial year 2023) will be deferred (40% in cash and 60% in shares and share-linked instruments) over a five-year period (the deferred portion).
The amount of the deferred portion will depend on the result of the long-term indicators that will be used to calculate the long-term incentive for financial year 2023. Likewise, and as an ex-post risk adjustment mechanism, the deferred portion may be reduced if certain capital and liquidity thresholds are not reached. The foregoing, in order to ensure that payment only occurs if it is sustainable, taking into account the Bank's payment capacity.
As part of the deferred portion to be paid in shares or share-linked instruments, 189,609 and 141,809 BBVA stock options shall be delivered to the Chair and the Chief Executive Officer, respectively, provided that the relevant conditions are met, once the second year of deferral has elapsed. The stock options may be exercised only on their expiration date, which shall be February 15, 2028, that is four years after the effective date of the award and two years after vesting, provided that the closing price of the BBVA share on the expiration date is above the exercise price. The exercise price has been set at €8.319 which is equal to the average closing price of the BBVA share between December 15, 2023 and January 15, 2024, both inclusive. The underlying asset of each stock option is one BBVA share. The stock options shall be settled by differences, meaning that the amount to be paid to each beneficiary as a result of their exercise shall be the difference between the market value of the BBVA share corresponding to the exercise date and the exercise price. This amount shall be paid to executive directors in BBVA shares.
In addition, the remaining rules applicable to the annual variable remuneration of the executive directors established in the BBVA Directors’ Remuneration Policy approved by the general shareholders' meeting on March 17, 2023 shall apply to the annual variable remuneration for financial year 2023, which include: (i) a withholding period of one year after delivery of the BBVA shares or instruments linked to BBVA shares received; (ii) the prohibition of hedging strategies or insurance that may undermine the effects of alignment with prudent risk management; (iii) update of the deferred portion in cash that finally vests in accordance with the consumer price index; (iv) malus and clawback arrangements during the whole periods of deferral and withholding of shares or instruments; and (v) the limitation of variable remuneration up to a maximum amount of 200% of the fixed component of the total remuneration, as resolved by the general shareholders' meeting held in 2023.
(2)Initial portion of the annual variable remuneration for the 2022 financial year paid in 2023 (40%). Annual variable remuneration for financial year 2022 is subject to the rules on deferral, vesting and payment and to the remaining conditions established in the directors remuneration policy approved by the Annual General Meeting held on April 20, 2021.

Deferred Annual Variable Remuneration Corresponding to Previous Financial Years		2023 (1)		2022 (2)
	Deferred Annual Variable Remuneration	In cash (thousands of euros)	In shares	In cash (thousands of euros)	In shares
Chair	2022	229	56,941	—	—
	2021	222	57,325	215	57,325
	2020	0	0	—	—
	2019	176	45,529	513	136,587
	2018	132	35,795	128	35,795
	2017	—	—	154	27,898
Subtotal		760	195,590	1,011	257,605
Chief Executive Officer	2022	176	43,793	—	—
	2021	169	43,552	164	43,552
	2020	0	0	—	—
	2019	158	40,858	460	122,572
	2018	—	—	—	—
	2017	—	—	—	—
Subtotal		503	128,203	624	166,124
Total		1,263	323,793	1,635	423,729
(1)Deferred remuneration to be paid after 2023 year-end. Payment thereof to the Chair and to the Chief Executive Officer will be made in 2024 in accordance with the vesting and payment rules established in the remuneration policies in force in each financial year:
•2022 deferred annual variable remuneration: first payment (20% of the deferred portion) becomes payable to executive directors, including the update of its cash portion. Thereafter, 80% of the 2022 deferred annual variable remuneration will be deferred for both executive directors, which, if the conditions are met, will be paid in 2025, 2026, 2027 and 2028.
•2021 deferred annual variable remuneration: second payment (20% of the deferred portion) becomes payable to executive directors, including the update of its cash portion. Thereafter, 60% of the 2021 deferred annual variable remuneration will be deferred for both executive directors, which, if the conditions are met, will be paid in 2025, 2026, and 2027.
•2020 deferred annual variable remuneration: given the exceptional circumstances arising from the COVID-19 crisis, executive directors voluntarily waived the accrual of the whole of their annual variable remuneration for 2020 financial year.
•2019 deferred annual variable remuneration: second payment (20% of the deferred portion) becomes payable to executive directors, including the update of its cash portion. Thereafter, 20% of the 2019 deferred annual variable remuneration will be deferred for both executive directors, which, if the conditions are met, will be paid in 2025.
•2018 deferred annual variable remuneration: third and final payment (20% of the deferred portion) becomes payable to the Chair, including the update of its cash portion. With such payment, the payment to the Chair of the 2018 deferred annual variable remuneration will be completed. This remuneration is associated with his former position as Chief Executive Officer.
(2)Deferred remuneration to be paid after 2022 year-end. Payment thereof to the Chair and Chief Executive Officer was made in 2023 in accordance with the vesting and payment rules established in the remuneration policies applicable in each financial year:
•2021 deferred annual variable remuneration: in 2023, the first payment (20% of the deferred portion) to the executive directors was made, including the update of its cash portion.
•2019 deferred annual variable remuneration: in 2023, the first payment (60% of the deferred portion) to the executive directors was made, including the update of its cash portion.
•2018 deferred annual variable remuneration: in 2023, the second payment (20% of the deferred portion) to the Chair was made, including the update of its cash portion. This remuneration is associated with his former position as Chief Executive Officer.
•2017 deferred annual variable remuneration: in 2023, the third and final payment (20% of the deferred portion) to the Chair was made, including the update of its cash portion. After this, the payment to the Chair of the 2017 deferred annual variable remuneration was completed. This remuneration was associated with his former position as Chief Executive Officer.
In addition, in accordance with the applicable directors’ remuneration policies, during the 2023 and 2022 financial years, the Chief Executive Officer received the corresponding amount of fixed remuneration in cash in lieu of pension (see “—Pension commitments with executive directors”), and for his mobility allowance. The Bank paid the Chief Executive Officer €654 thousand and €600 thousand, respectively, each year.
In addition, the executive directors received remuneration in kind during the 2023 and 2022 financial years, including insurance premiums and others, €213 thousand and €283 thousand in the case of the Chair and €131 thousand and €155 thousand in the case of the Chief Executive Officer, respectively.

Pension commitments with executive directors
The Bank does not have pension commitments with non-executive directors.
With regard to the executive directors, the Directors’ Remuneration Policy establishes a pension framework whereby, in the case of the Chair, he is eligible, provided that he does not leave his position as a result of a serious breach of duties, to receive a retirement pension, paid as a lump sum or in installments, when he reaches the legally established retirement age. The amount of this pension will be determined by the annual contributions made by the Bank, together with their corresponding accumulated yields as of that date.
The agreed annual contribution to cover the retirement contingency for the Chair’s defined-contribution system, as established in the Directors’ Remuneration Policy, amounts to €439 thousand. The Board of Directors may update this amount during the term of the Directors’ Remuneration Policy, in the same way and under the same terms as it may update the annual fixed remuneration.
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
In line with the above, during the 2023 financial year, the following amounts were recorded to meet the pension commitments for the Chair: €458 thousand with regard to the retirement contingency, which corresponds to the annual contribution agreed to cover the retirement contingency, which is €439 thousand, increased in an amount of €19 thousand corresponding to the upward adjustment of the “discretionary pension benefits” for the 2022 financial year, which were declared at the end of said financial year and had to be registered in the accumulated fund in 2023. Likewise, an amount of €322 thousand has been recorded for the payment of premiums for death and disability contingencies.
As of December 31, 2023, the total accumulated amount of the fund to meet the retirement commitments for the Chair amounted to €24,759 thousand.
With regard to the agreed annual contribution to the retirement contingency corresponding to the 2023 financial year, 15% (€66 thousand) was registered in that financial year as “discretionary pension benefits”. Following the end of the financial year, this amount was adjusted by applying the same criteria used to determine the Chair’s short-term incentive for the 2023 financial year and was determined to amount to €83 thousand, which represents an upward adjustment of €17 thousand. This upward adjustment to the “discretionary pension benefits” will be included in the accumulated fund in the 2024 financial year and will be subject to the conditions established for them in the Directors’ Remuneration Policy.
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
In accordance with the above, in the 2023 financial year the Bank paid the Chief Executive Officer the amount of fixed remuneration as cash in lieu of pension set out under “—Remuneration of executive directors”. Furthermore, €230 thousand was recorded for the payment of the annual insurance premiums to cover the death and disability contingencies.

In accordance with the above, amounts recorded to meet the pension commitments for the executive directors during 2023 and 2022 are indicated below:

Pension systems (thousands of euros)	Contributions (1)				Accumulated funds
	Retirement		Death and disability
	2023	2022	2023	2022	2023	2022
Chair	458	451	322	473	24,759	22,771
Chief Executive Officer	—	—	230	285	—	—
Total	458	451	552	758	24,759	22,771
(1)Contributions recognized to meet pension commitments for the executive directors in the financial years 2023 and 2022. In the case of the Chair, these correspond to the sum of the annual retirement pension contribution and the adjustment made to the “discretionary pension benefits” for the financial years 2022 and 2021, and the death and disability premiums. In the case of the Chief Executive Officer, the contributions recognized correspond exclusively to the insurance premiums paid by the Bank in 2023 and 2022 to cover the contingencies of death and disability, given that, in his case, the Bank has not undertaken any commitments to cover the retirement contingency.
Extinction of contractual relationship
In accordance with the Directors’ Remuneration Policy, the Bank has no commitments to pay severance benefits to any executive directors.
Remuneration of Senior Management
During the 2023 and 2022 financial years, the members of Senior Management, excluding executive directors, (15 members and 16 members with such status as of December 31 of each financial year, respectively) received the amounts of their fixed remuneration corresponding to such financial years.
In addition, in the 2023 and 2022 financial years, the members of Senior Management accrued the annual variable remuneration corresponding to each such year, which was awarded once the financial year had ended in accordance with the remuneration policies approved by the Board of Directors on March 29, 2023 and June 30, 2021, respectively.
In 2023 members of Senior Management with such status as of December 31, 2023, accrued a short-term incentive for an aggregate amount of €7,122 thousand. Likewise, members of Senior Management were awarded the right to a long-term incentive for an aggregate maximum theoretical amount of €4,711 thousand, which is equivalent to the sum of 150% of each beneficiary's target long-term incentive. However, its final amount, which may range between 0% and 150% of the target long-term incentive, shall be calculated once the last financial year of the measurement period of the long-term indicators approved for its calculation has ended. If 100% of the pre-established objectives are achieved, the long-term incentive will amount to an aggregate amount of €3,141 thousand. The sum of the short-term incentive and the long-term incentive initially awarded constitutes the annual variable remuneration of Senior Management for 2023.
The upfront portion of the annual variable remuneration for financial years 2023 and 2022 vested and became payable following its award in 2024 and 2023, respectively, while the rest of it was deferred for a period of five years. All of it, in accordance with the deferral, vesting and payment rules and other conditions applicable to annual variable remuneration as set out in the BBVA Group’s General Remuneration Policy applicable in each financial year.
Moreover, in accordance with the applicable remuneration policies for previous financial years, once the 2023 and 2022 financial years had ended, the corresponding portions of deferred annual variable remuneration from previous years vested and became payable to members of Senior Management.
The aggregate remuneration corresponding to the 2023 and 2022 financial years to members of the Senior Management, who held that position as of December 31, 2023 (15 members) and as of December 31, 2022 (16 members), excluding executive directors, is indicated and itemized below:

Fixed Remuneration (thousands of euros)	2023	2022
Total Senior Management (1)	18,187	18,149
(1)15 members at December 31, 2023 and 16 members at December 31, 2022, excluding executive directors in both cases.

Annual Variable Remuneration	2023 (1)		2022 (2)
	In cash (thousands of euros)	In shares	In cash (thousands of euros)	In shares
Total Senior Management (3)	2,226	267,550	2,158	365,746
(1)Initial portion of the annual variable remuneration, which represents the first payment of the short-term incentive for financial year 2023 and will be paid during the first quarter of financial year 2024, in equal parts in cash and BBVA shares (the initial portion). The remaining amount of the annual variable remuneration for financial year 2023 (which includes the long-term incentive for financial year 2023) will be deferred (40% in cash and 60% in shares or share-linked instruments) over a five-year period (the deferred portion).
The amount of the deferred portion will depend on the result of the long-term indicators that will be used to calculate the long-term incentive for financial year 2023. Likewise, and as an ex-post risk adjustment mechanism, the deferred portion may be reduced if certain capital and liquidity thresholds are not reached. The foregoing, in order to ensure that payment only occurs if it is sustainable, taking into account the Bank's payment capacity.
As part of the deferred portion to be paid in shares or share-linked instruments, an aggregate number of 448,192 BBVA stock options shall be delivered to the members of Senior Management, provided that the relevant conditions are met, once the second year of deferral has elapsed. The stock options may be exercised only on their expiration date, which shall be February 15, 2028, that is four years after the effective date of the award and two years after vesting, provided that the closing price of the BBVA share on the expiration date is above the exercise price. The exercise price has been set at €8.319 which is equal to the average closing price of the BBVA share between December 15, 2023 and January 15, 2024, both inclusive. The underlying asset of each stock option is one BBVA share. The stock options shall be settled by differences, meaning that the amount to be paid to each beneficiary as a result of their exercise shall be the difference between the market value of the BBVA share corresponding to the exercise date and the exercise price. This amount shall be paid in BBVA shares.
In addition, the remaining rules applicable to the annual variable remuneration of the members of the Senior Management established in the BBVA Group’s General Remuneration Policy approved by the Board of Directors on March 29, 2023 will apply to the annual variable remuneration for financial year 2023, which include: (i) a withholding period of one year after delivery of the BBVA shares or instruments linked to BBVA shares received; (ii) the prohibition of hedging strategies or insurance that may undermine the effects of alignment with prudent risk management; (iii) update of the deferred portion in cash that finally vests in accordance with the consumer price index; (iv) malus and clawback arrangements during the whole periods of deferral and withholding of shares or instruments; and (v) the limitation of variable remuneration up to a maximum amount of 200% of the fixed component of the total remuneration, as resolved by the general shareholders' meeting held in 2023.
(2)Initial portion of the annual variable remuneration for the 2022 financial year that was paid in 2023 (40%). Annual variable remuneration for financial year 2022 is subject to the rules on deferral, vesting and payment and to the remaining conditions established in the BBVA Group’s General Remuneration Policy approved by the Board of Directors of June 30, 2021.
(3)15 members at December 31, 2023 and 16 members at December 31, 2022, excluding executive directors in both cases.

Deferred Annual Variable Remuneration Corresponding to Previous Financial Years		2023 (1)		2022 (2)
	Deferred Annual Variable Remuneration	In cash (thousands of euros)	In shares	In cash (thousands of euros)	In shares
Senior Management Total (3)	2022	493	122,566	—	—
	2021	456	116,528	477	124,602
	2020	1,484	289,020	—	—
	2019	302	77,447	1,364	320,172
	2018	138	36,454	155	41,442
	2017	—	—	171	29,267
Total		2,873	642,015	2,167	515,483
(1)Deferred remuneration to be paid after 2023 year-end. Payment thereof to members of Senior Management who are beneficiaries will take place in 2024 in accordance with the vesting and payment rules established in the remuneration policies applicable in each financial year:
•2022 deferred annual variable remuneration: first payment (20% of the deferred portion), including the update of its cash portion, becomes payable. Thereafter, 80% of the 2022 deferred annual variable remuneration will be deferred, and if the conditions are met, it will be paid in 2025, 2026, 2027 and 2028.
•2021 deferred annual variable remuneration: second payment (20% of the deferred portion), including the update of its cash portion, becomes payable. Thereafter, 60% of the 2021 deferred annual variable remuneration will be deferred, and if the conditions are met, it will be paid in 2025, 2026 and 2027.
•2020 deferred annual variable remuneration: given the exceptional circumstances arising from the COVID-19 crisis, all members of Senior Management voluntarily waived the accrual of the whole of their annual variable remuneration for 2020 financial year. Without prejudice to the above, two members of the Senior Management, executives of BBVA USA at that moment, are entitled to the payment of the deferred portion of a Success Bonus on the sale of BBVA USA. Of this deferred portion, the whole of it is payable with respect to one person and 60% of it with respect to the other, in accordance with the vesting and payment schedule applicable in each case pursuant to the remuneration policy applicable in that financial year.
•2019 deferred annual variable remuneration: second payment (20% of the deferred portion) to the members of Senior Management that are beneficiaries, including the update of its cash portion, becomes payable. Thereafter, 20% of the 2019 Deferred AVR will be deferred, which, if the conditions are met, will be paid in 2025. In addition, it includes the second payment (20%) of the Deferred Portion of a retention plan to be made to a member of Senior Management.
•2018 deferred annual variable remuneration: third and final payment (20% of the deferred portion) to the members of Senior Management that are beneficiaries, including the update of its cash portion, becomes payable. With such payment, the payment of the 2018 deferred annual variable remuneration to its beneficiaries will be completed.
(2)Deferred remuneration to be paid after 2022 year-end. Payment thereof to members of Senior Management that are beneficiaries was made in 2023, in accordance with the vesting and payment rules established in the remuneration policies in force in each financial year:
•2021 deferred annual variable remuneration: in 2023, the first payment (20% of the deferred portion) was made to the members of the Senior Management, including the update of its cash portion.
•2019 deferred annual variable remuneration: in 2023, the members of Senior Management who were beneficiaries were paid the amounts that corresponded in each case (either 60% of the deferred portion or the whole of it) in accordance with the payment schedule established in the remuneration policies applicable in 2019, including the update of its cash portion. In addition, two members of the Senior Management were paid the deferred portion of a retention plan pursuant to the vesting and payment rules established in the remuneration policy applicable to that financial year.
•2018 deferred annual variable remuneration: in 2023, the second payment (20% of the deferred portion) was made to the members of the Senior Management who were beneficiaries, including the update of its cash portion.
•2017 deferred annual variable remuneration: in 2023, the third and final payment (20% of the deferred portion) was paid to the members of the Senior Management who were beneficiaries, including the update of its cash portion. Thereafter, the payment of the 2017 deferred annual variable remuneration to its beneficiaries was completed.
(3)     15 members at December 31, 2023 and 16 members at December 31, 2022, excluding executive directors in both cases.
In addition, all of the members of Senior Management, excluding executive directors, received remuneration in kind during the 2023 and 2022 financial years, including insurance premiums and others, amounting to a total of €904 thousand and €1,093 thousand, respectively.
Pension commitments with Senior Management
In the 2023 financial year, to meet the pension commitments for members of the Senior Management (15 members as of December 31, 2023, excluding executive directors), the following aggregate amounts were recorded: an amount of €3,829 thousand for contribution to the retirement contingency (which corresponds to the annual contribution agreed to cover the retirement contingency, increased by an amount of €144 thousand corresponding to the upward adjustment of “discretionary pension benefits” for 2022 financial year which were declared at the end of that financial year and had to be registered in the accumulated fund in 2023), and an amount of €1,102 thousand for premiums to cover the death and disability contingencies.

As of December 31, 2023, the total accumulated amount of the fund to meet the retirement commitments for members of Senior Management amounted to €34,069 thousand.
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
Therefore, with regard to the agreed annual contribution for the retirement contingency registered in the 2023 financial year, an amount of €551 thousand was registered in 2023 as “discretionary pension benefits”, and following the end of the financial year, this amount was adjusted applying the same criteria used to determine the short-term incentive for 2023 financial year that is part of the annual variable remuneration for members of Senior Management.
Accordingly, the “discretionary pension benefits” for members of the Senior Management for the 2023 financial year were determined in an amount of €701 thousand, representing an upward adjustment of €150 thousand. This upward adjustment to the “discretionary pension benefits” will be included in the accumulated fund in the 2024 financial year, and will be subject to the conditions established for them in the remuneration policy applicable to members of Senior Management, in accordance with the regulations applicable to the Bank on this matter.
In accordance with the above, amounts recorded to meet the pension commitments for the members of Senior Management during 2023 and 2022 are indicated below:

Pension systems (thousands of euros)	Contributions (1)				Accumulated funds
	Retirement		Death and disability
	2023	2022	2023	2022	2023	2022
Senior Management Total (2)	3,829	3,694	1,102	1,465	34,069	29,435
(1)Contributions recorded to meet pension commitments for the whole of Senior Management in 2023 and 2022, which correspond to the sum of the annual retirement pension contributions and the adjustments made to the “discretionary pension benefits” for 2022 and 2021, respectively, and the insurance premiums paid by the Bank for death and disability contingencies.
(2)15 members at December 31, 2023 and 16 members at December 31, 2022, excluding executive directors in both cases.
Extinction of contractual relationship
Regarding Senior Management, excluding the executive directors, in 2022 the Bank did not make any payments arising from the termination of contractual relationships. In 2023, the Bank paid a total of €2,802 thousand derived from the termination of the contractual relationship of a member of the Senior Management which corresponds to the legal severance payment and notice payment in accordance with the provisions of this Senior Manager's contract. In this sense, the Senior Management contracts include the right to receive the corresponding legal severance payment, provided that termination of the contractual relationship is not pursuant to a willful decision, retirement, disability or serious dereliction of duties, the amount of which will be calculated in accordance with the provisions in the applicable labor regulations, as well as a clause of notice. Likewise, the contract establishes a post-contractual non-compete agreement for a one-year term from termination of the contractual relationship for any reason other than retirement, disability or serious dereliction of duties. In compensation for this non-compete agreement, the aforementioned member of Senior Management received an amount of €110 thousand during 2023.
These payments comply with the conditions set out in the regulations applicable to the group of employees with a material impact on the risk profile of BBVA and its Group, to which members of BBVA's Senior Management belong.
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
As of the date of this Annual Report, BBVA’s Executive Committee is comprised of two executive directors, one external director and three independent directors, who are the following:

Position (type of directorship)	Name
Chair (Executive)	Mr. Carlos Torres Vila
Member (Executive)	Mr. Onur Genç
Member (Independent)	Mr. José Miguel Andrés Torrecillas
Member (Independent)	Mr. Jaime Félix Caruana Lacorte
Member (Independent)	Mrs. Belén Garijo López
Member (External)	Mr. José Maldonado Ramos
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
The Executive Committee will meet whenever it is convened by its Chair, who is empowered to call the Committee meetings and to set their agendas. The Committee will endeavor to establish an annual calendar of meetings, considering the amount of time to be devoted to its different tasks. During 2023, the Executive Committee met nineteen (19) times.
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
As of the date of this Annual Report, the Audit Committee is comprised of five independent directors, who are the following:

Position (type of directorship)	Name
Chair (Independent)	Mr. José Miguel Andrés Torrecillas
Member (Independent)	Mr. Jaime Félix Caruana Lacorte
Member (Independent)	Mrs. Sonia Lilia Dulá
Member (Independent)	Mrs. Connie Hedegaard Koksbang
Member (Independent)	Mrs. Lourdes Máiz Carro
Member (Independent)	Mrs. Ana Cristina Peralta Moreno
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
The Audit Committee will meet whenever it is convened by its Chair, who is empowered to call the Committee meetings and to set their agendas. The Committee will endeavor to establish an annual calendar of meetings, considering the amount of time to be devoted to its different tasks. During 2023, the Audit Committee met twelve (12) times.
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
Notwithstanding the foregoing, it will seek to ensure that the presence of non-Committee members during these meetings, such as Bank managers and employees, be limited to those cases where it is necessary and to the items on the agenda for which they are called. In any event, the Committee will endeavor to hold private meetings with the head of Internal Audit and with the external auditor, without the attendance of other persons and at appropriate intervals.
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

As of the date of this Annual Report, the Appointments and Corporate Governance Committee is composed of three independent directors, including its Chair, and of two external directors, who are the following:

Position (type of directorship)	Name
Chair (Independent)	Mr. José Miguel Andrés Torrecillas
Member (Independent)	Mr. Raúl Catarino Galamba de Oliveira
Member (Independent)	Mrs. Belén Garijo López
Member (External)	Mr. José Maldonado Ramos
Member (External)	Mr. Juan Pi Llorens
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
Notwithstanding the foregoing, it will seek to ensure that the presence of non-Committee members during these meetings, such as Bank managers and employees, be limited to those cases where it is necessary and to the items on the agenda for which they are called.
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
The Committee will meet whenever it is convened by its Chair, who is empowered to call the Committee meetings and to set their agendas. The Committee will endeavor to establish an annual calendar of meetings, considering the amount of time to be devoted to its different tasks. During 2023, the Appointments and Corporate Governance Committee met five (5) times.
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
As of the date of this Annual Report, the Remuneration Committee is composed of five independent directors, including its Chair, and of one external director, who are the following:

Position (type of directorship)	Name
Chair (Independent)	Mrs. Belén Garijo López
Member (Independent)	Mrs. Lourdes Máiz Carro
Member (Independent)	Mrs. Ana Cristina Peralta Moreno
Member (Independent)	Mrs. Ana Leonor Revenga Shanklin
Member (External)	Mr. Carlos Salazar Lomelín
Member (Independent)	Mr. Jan Paul Marie Francis Verplancke

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
Notwithstanding the foregoing, it will seek to ensure that the presence of non-Committee members during these meetings, such as Bank managers and employees, be limited to those cases where it is necessary and to the items on the agenda for which they are called.
The Remuneration Committee will meet whenever it is convened by its Chair, who is empowered to call the Committee meetings and to set their agendas. The Committee will endeavor to establish an annual calendar of meetings, considering the amount of time to be devoted to its different tasks. During 2023, the Remuneration Committee met on five (5) occasions.
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
As of the date of this Annual Report, the Risk and Compliance Committee is composed of four independent directors, including its Chair, and of one external director, who are the following:

Position (type of directorship)	Name
Chair (Independent)	Mr. Raúl Catarino Galamba de Oliveira
Member (Independent)	Mr. Jaime Félix Caruana Lacorte
Member (Independent)	Mrs. Sonia Lilia Dulá
Member (External)	Mr. Juan Pi Llorens
Member (Independent)	Mrs. Ana Leonor Revenga Shanklin
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
Notwithstanding the foregoing, it will seek to ensure that the presence of non-Committee members during these meetings, such as Bank managers and employees, be limited to those cases where it is necessary and to the items on the agenda for which they are called.
The Committee will meet whenever it is convened by its Chair, who is empowered to call the Committee meetings and to set their agendas. The Committee will endeavor to establish an annual calendar of meetings, considering the amount of time to be devoted to its different tasks. In 2023, it held twenty-two (22) meetings.
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
As of the date of this Annual Report, the Technology and Cybersecurity Committee is composed of one executive director, three independent directors and one external director, who are the following:

Position (type of directorship)	Name
Chair (Executive)	Mr. Carlos Torres Vila
Member (Independent)	Mr. Raúl Catarino Galamba de Oliveira
Member (External)	Mr. Juan Pi Llorens
Member (Independent)	Mrs. Ana Leonor Revenga Shanklin
Member (Independent)	Mr. Jan Paul Marie Francis Verplancke
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
The Committee will meet whenever it is convened by its Chair, who is empowered to call the Committee meetings and to set their agenda. The Committee will endeavor to establish an annual calendar of meetings, considering the amount of time to be devoted to its different tasks. In 2023 it held eight (8) meetings.

D. Employees
As of December 31, 2023, we had 121,486 employees. Approximately 99.3% of our employees in Spain held technical, managerial and executive positions, while the remainder were clerical and support staff. The table below sets forth the number of BBVA employees by geographical area.

	As of December 31, 2023
Country	BBVA	Bank Subsidiaries	Non-bank Subsidiaries	Total

Spain	21,571	—	5,839	27,410
United Kingdom	154	—	—	154
France	75	—	—	75
Italy	65	—	—	65
Germany	47	—	—	47
Switzerland	—	124	—	124
Portugal	350	79	—	429
Belgium	19	—	—	19
The Netherlands	—	239	—	239
Russia	—	—	—	—
Romania	—	1,200	—	1,200
Ireland	—	—	—	—
Luxembourg	—	—	—	—
Turkey	—	20,452	—	20,452
Malta	—	14	—	14
Cyprus	—	111	—	111
Finland	—	—	—	—
Total Europe	22,281	22,219	5,839	50,339

The United States	288	117	—	405

Argentina	—	5,804	192	5,996
Brazil	—	6	—	6
Colombia	—	5,529	1,301	6,830
Venezuela	—	1,805	27	1,832
Mexico	—	44,133	2,758	46,891
Uruguay	—	521	52	573
Paraguay	—	—	—	—
Bolivia	—	—	109	109
Chile	—	—	786	786
Cuba	—	—	—	—
Peru	—	7,208	339	7,547

Total Latin America	—	65,006	5,564	70,570

Japan	6	—	—	6
China (1)	131	—	—	131
Singapore	16	—	—	16
India	2	—	—	2
South Korea	2	—	—	2
United Arab Emirates	1	—	—	1
Taiwan	12	—	—	12
Indonesia	2	—	—	2

Total Asia	172	—	—	172

Total	22,741	87,342	11,403	121,486
(1)Includes employees of BBVA entities in Hong Kong and the rest of China.

As of December 31, 2022, we had 115,675 employees. Approximately 92.5% of our employees in Spain held technical, managerial and executive positions, while the remainder were clerical and support staff. The table below sets forth the number of BBVA employees by geographical area.

	As of December 31, 2022
Country	BBVA	Bank Subsidiaries	Non-bank Subsidiaries	Total

Spain	20,796	—	5,149	25,945
United Kingdom	128	—	—	128
France	68	—	—	68
Italy	52	—	—	52
Germany	43	—	—	43
Switzerland	—	120	—	120
Portugal	349	78	—	427
Belgium	21	—	—	21
The Netherlands	—	219	—	219
Russia	—	—	—	—
Romania	—	1,137	—	1,137
Ireland	—	—	—	—
Luxembourg	—	—	—	—
Turkey	—	20,208	—	20,208
Malta	—	14	—	14
Cyprus	—	106	—	106
Finland	—	—	—	—
Total Europe	21,457	21,882	5,149	48,488

The United States	266	102	—	368

Argentina	—	5,687	182	5,869
Brazil	—	6	—	6
Colombia	—	5,253	1,425	6,678
Venezuela	—	1,776	28	1,804
Mexico	—	40,998	2,513	43,511
Uruguay	—	517	56	573
Paraguay	—	—	—	—
Bolivia	—	—	466	466
Chile	—	—	767	767
Cuba	1	—	—	1
Peru	—	6,699	286	6,985

Total Latin America	1	60,936	5,723	66,660

Japan	4	—	—	4
China (1)	120	—	—	120
Singapore	15	—	—	15
India	2	—	—	2
South Korea	2	—	—	2
United Arab Emirates	2	—	—	2
Taiwan	12	—	—	12
Indonesia	2	—	—	2

Total Asia	159	—	—	159

Total	21,883	82,920	10,872	115,675
(1)Includes employees of BBVA entities in Hong Kong and the rest of China.

As of December 31, 2021, we had 110,432 employees. Approximately 94% of our employees in Spain held technical, managerial and executive positions, while the remainder were clerical and support staff. The table below sets forth the number of BBVA employees by geographical area.

	As of December 31, 2021
Country	BBVA	Bank Subsidiaries	Non-bank Subsidiaries	Total

Spain	20,186	—	4,657	24,843
United Kingdom	118	—	—	118
France	66	—	—	66
Italy	51	—	1	52
Germany	41	—	—	41
Switzerland	—	117	—	117
Portugal	360	80	—	440
Belgium	22	—	—	22
The Netherlands	—	220	—	220
Russia	—	—	—	—
Romania	—	1,119	—	1,119
Ireland	—	—	—	—
Luxembourg	—	—	—	—
Turkey	—	20,064	—	20,064
Malta	—	14	—	14
Cyprus	—	106	—	106
Finland	—	—	—	—
Total Europe	20,844	21,720	4,658	47,222

The United States	197	98	—	295

Argentina	—	5,852	—	5,852
Brazil	—	6	—	6
Colombia	—	6,723	18	6,741
Venezuela	—	1,764	—	1,764
Mexico	—	39,491	752	40,243
Uruguay	—	579	—	579
Paraguay	—	—	—	—
Bolivia	—	—	468	468
Chile	—	714	—	714
Cuba	1	—	—	1
Peru	—	6,394	—	6,394

Total Latin America	1	61,523	1,238	62,762

Japan	4	—	—	4
China (1)	118	—	—	118
Singapore	12	—	—	12
India	2	—	—	2
South Korea	2	—	—	2
United Arab Emirates	2	—	—	2
Taiwan	11	—	—	11
Indonesia	2	—	—	2

Total Asia	153	—	—	153

Total	21,195	83,341	5,896	110,432
(1)Includes employees of BBVA entities in Hong Kong and the rest of China.

The number of employees increased by 5.0% during 2023 and by 4.7% in 2022, mainly due to the increase in the number of employees in Mexico, Spain and, to a lesser extent, Peru. The increase in the Group’s workforce in 2023 and 2022 was mainly due to the hiring of individuals with engineering, data, client solutions and sustainability profiles in Spain, Mexico and Peru to boost the transformation areas, as well as the hiring of employees from the branch network to support business growth in Mexico and Peru.
The basic terms and conditions of employment in the private bank sector in Spain are negotiated with the unions representing bank employees in the sector. Wage negotiations take place on a sector level. This process has historically resulted in binding collective bargaining agreements for all Spanish banks and their employees. The XXIV Banking Collective Bargaining Agreement (BCBA) was signed in 2021 and remained in force until December 31, 2023. The XXV Banking Collective Bargaining Agreement is currently being negotiated in the Spanish Banking Association sector.
As of December 31, 2023, 2022 and 2021, we had 203, 299 and 390 temporary employees in Spain, respectively.
Employee Pension Plans
Under the relevant collective labor agreements, BBVA and some of its subsidiaries provide supplemental pension payments to certain active and retired employees and their beneficiaries. These payments supplement social security benefits from the Spanish government. See Note 2.2.13 and Note 25 to our Consolidated Financial Statements.
E. Share Ownership
As of February 26, 2024, the members of the Board of Directors owned an aggregate of BBVA shares as shown in the table below:

Name	Directly owned shares	Indirectly owned shares	Total shares	% Capital Stock
Carlos Torres Vila	1,569,344	—	1,569,344	0.027
Onur Genç *	986,680	—	986,680	0.017
José Miguel Andrés Torrecillas	10,828	—	10,828	0.000
Jaime Caruana Lacorte	35,000	10,000	45,000	0.001
Sonia Lilia Dulá	7,500	—	7,500	0.000
Raúl Galamba de Oliveira	30,000	—	30,000	0.001
Belén Garijo López	—	—	—	—
Connie Hedegaard Koksbang	—	—	—	—
Lourdes Máiz Carro	—	—	—	—
José Maldonado Ramos	38,761	—	38,761	0.001
Ana Peralta Moreno	—	—	—	—
Juan Pi Llorens	—	—	—	—
Ana Revenga Shanklin*	10,000	—	10,000	0.000
Carlos Salazar Lomelín **	547,929	1,786,888	2,334,817	0.040
Jan Verplancke	—	—	—	—
TOTAL	3,236,042	1,796,888	5,032,930	0.086
* Onur Genç, Sonia Lilia Dulá and Ana Revenga Shanklin owned 31,326, 7,500 and 10,000 shares in the form of ADSs (American Depositary Shares), respectively.
** In relation to the declared position of Carlos Salazar Lomelín, it includes the shares in the form of ADSs that he holds both directly (287,000) and indirectly (1,786,888).

As of February 26, 2024 the Senior Management (excluding executive directors) owned an aggregate of BBVA shares as shown in the table below:

Name	Directly owned shares	Indirectly owned shares	Total shares	% Capital Stock
Domingo Armengol Calvo	200,775	—	200,775	0.003
María Jesús Arribas de Paz	155,513	—	155,513	0.003
Pello Belausteguigoitia Mateache	112,420	—	112,420	0.002
Carlos Casas Moreno	86,766	—	86,766	0.001
Victoria del Castillo Marchese	93,264	—	93,264	0.002
José Luis Elechiguerra Joven	33,641	—	33,641	0.001
Ana Fernández Manrique	116,170	105,031	221,201	0.004
María Luisa Gómez Bravo	297,296	—	297,296	0.005
Joaquín Gortari Díez	120,240	—	120,240	0.002
Ricardo Martín Manjón	62,781	12,222	75,003	0.001
Eduardo Osuna Osuna	78,745	—	78,745	0.001
David Puente Vicente	263,314	—	263,314	0.005
Francisco Javier Rodríguez Soler	264,596	—	264,596	0.005
Jaime Sáenz de Tejada Pulido	322,923	211	323,134	0.006
Jorge Sáenz-Azcúnaga Carranza	220,888	—	220,888	0.004
TOTAL	2,429,332	117,464	2,546,796	0.044
As of February 26, 2024 a total of 12,307 employees (excluding the members of the Senior Management and executive directors) owned an aggregate of 45,190,098 shares, which represented 0.770% of our capital stock.
In accordance with the provisions of the Directors’ Remuneration Policy and the BBVA Group’s General Remuneration Policy, a portion of the annual variable remuneration for 2023 financial year of executive directors, the rest of Senior Management and the rest of the employees of the BBVA Group that qualified in 2023 as staff whose professional activities have a material impact on the risk profile of BBVA and/or its Group (the “Identified Staff”), has been awarded in the form of BBVA stock options.
The award took place, in all cases, in February 2024. However, in accordance with the rules on vesting and payment of the annual variable remuneration provided for in said remuneration policies, vesting of the stock options has not taken place as they are part of the deferred portion of the annual variable remuneration for 2023 financial year. The stock options shall vest, if the relevant conditions are met, once the second year of deferral has elapsed, namely, in 2026. The stock options may be exercised only on their expiration date, which shall be February 15, 2028, that is four years after the effective date of the award and two years after vesting, provided that the closing price of the BBVA share on the expiration date is above the exercise price. The exercise price has been set at €8.319 which is equal to the average closing price of the BBVA share between December 15, 2023 and January 15, 2024, both inclusive. The underlying asset of each stock option is one BBVA share. The stock options shall be settled by differences, meaning that the amount to be paid to each beneficiary as a result of their exercise shall be the difference between the market value of the BBVA share corresponding to the exercise date and the exercise price. This amount shall be paid, as a general rule, in BBVA shares.
In accordance with the above, 189,609 options and 141,809 options have been awarded to the Chair and the Chief Executive Officer, respectively, and an aggregate number of 448,192 and 1,696,042 stock options have been awarded to the rest of the members of Senior Management and to the rest of members of the Identified Staff, respectively.
F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation
Not applicable.
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A. Major Shareholders
On February 5, 2024, BlackRock, Inc. reported to the SEC that it beneficially owned 7.2% of BBVA’s common stock.
On November 8, 2023, Capital Research and Management Company reported that it directly had voting power over 3.010% of BBVA’s common stock, of which 3.007% were voting rights attributed to shares, and 0.003% were voting rights held through financial instruments.

As of February 26, 2024, no other person, corporation or government beneficially owned, directly or indirectly, five percent or more of BBVA’s shares. BBVA’s major shareholders do not have voting rights which are different from those held by the rest of its shareholders. To the extent known to BBVA, BBVA is not controlled, directly or indirectly, by any other corporation, government or any other natural or legal person. As of February 26, 2024, there were 731,877 registered holders of BBVA’s shares, with an aggregate of 5,837,953,452 shares, of which 691 shareholders with registered addresses in the United States held a total of 1,530,287,426 shares (including shares represented by American Depositary Shares evidenced by American Depositary Receipts (“ADRs”)). Since certain of such shares and ADRs are held by nominees, the foregoing figures are not representative of the number of beneficial holders.
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
For information on these transactions as of December 31, 2023, 2022 and 2021, see Note 53 to our Consolidated Financial Statements.
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
The table below sets forth the gross amount of interim, final and total cash dividends and distributions paid or expected to be paid by BBVA on its shares for the years 2019 to 2023. The rate used to convert euro amounts to U.S. dollars was the noon buying rate at the end of each year.

	Per Share
	First Interim		Second Interim		Third Interim		Final		Total

2019	€0.100	$0.112	—	—	—	—	€0.160	$0.180	€0.260	$0.292
2020	—	—	—	—	—	—	€0.059	$0.072	€0.059	$0.072
2021	€0.080	$0.091	—	—	—	—	€0.230	$0.260	€0.310	$0.351
2022	€0.120	$0.128	—	—	—	—	€0.310	$0.332	€0.430	$0.460
2023	€0.160	$0.177	—	—	—	—	€0.390	$0.431	€0.550	$0.608

Dividend Policy
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
While we expect to declare and pay dividends on our shares in the future, the payment of dividends will depend upon the results of BBVA, market conditions, the regulatory framework, the recommendations or restrictions regarding dividends that may be adopted by domestic or European regulatory bodies or authorities and other factors. In particular, BBVA may not pay dividends except out of its annual results and its distributable reserves, after taking into account the applicable capital adequacy requirements and any recommendations on payment of dividends, and any other required authorization or restriction, if applicable. Capital adequacy requirements are applied on both a consolidated and individual basis. See “Item 4. Information on the Company— Business Overview—Supervision and Regulation—Capital Requirements, MREL and Resolution” and “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital”. Under applicable capital adequacy requirements, we estimate that as of December 31, 2023, BBVA had approximately €12.9 billion of reserves in excess of applicable capital and reserve requirements (based on a 13.04% phased-in total capital minimum requirement).
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
Additionally, the annual general shareholders’ meeting held on March 18, 2022 approved a cash distribution from the voluntary reserves account as additional shareholder remuneration for the 2021 fiscal year in the amount of €0.23 gross per share, which was paid on April 8, 2022. The total amount paid against 2021 results, excluding dividends paid in respect of treasury shares held by the Group's companies, amounted to €1,463 million. Further, the Bank communicated on September 29, 2022 that the Board of Directors had approved the payment in cash of €0.12 gross per share, as an interim dividend against 2022 results, which was paid on October 11, 2022.
Furthermore, the annual general shareholders’ meeting held on March 17, 2023 approved a payment in cash of €0.31 gross per share, as a final dividend for 2022, which was paid on April 5, 2023. The total amount paid against 2022 results, excluding dividends paid in respect of treasury shares held by the Group’s companies, amounted to €1,857 million. Further, the Bank communicated on September 27, 2023 that the Board of Directors had approved the payment in cash of €0.16 gross per share, as an interim dividend against 2023 results, which was paid on October 11, 2023.
Finally, on February 9, 2024, BBVA announced the proposal to the annual general shareholders’ meeting to be held on March 15, 2024 of a cash distribution of €0.39 gross per share to be paid on April 10, 2024 as a final dividend for 2023.

Share Buyback Programs
2024
On January 30, 2024, BBVA announced, among others, its intention to submit for the consideration of the corresponding BBVA governing bodies the execution of a share buyback program of BBVA for an amount of €781 million, subject to obtaining the corresponding regulatory authorizations and the communication of the specific terms and conditions of the program before its execution. This share buyback program is intended to be considered as an ordinary shareholder distribution for 2023. On March 1, 2024, after receiving the required authorization from the ECB, BBVA announced that it would implement such buyback program for the repurchase of own shares in accordance with the provisions of Regulation (EU) no. 596/2014 of the European Parliament and the Council of April 16, 2014 on market abuse and Commission Delegated Regulation (EU) 2016/1052 of March 8, 2016 supplementing Regulation (EU) No 596/2014 of the European Parliament and of the Council with regard to regulatory technical standards for the conditions applicable to buyback programs and stabilization measures (the “Regulations”), aimed at reducing BBVA’s share capital by a maximum monetary amount of €781 million. The program will be executed externally through Citigroup Global Markets Europe AG, starting on March 4, 2024. See Notes 4 and 56 to the Consolidated Financial Statements.
2023
On February 1, 2023, BBVA announced, among others, its intention to submit for the consideration of the corresponding BBVA governing bodies the execution of a share buyback program of BBVA for an amount of €422 million as an ordinary shareholder distribution in relation to the 2023 results, subject to obtaining the corresponding regulatory authorizations and to the communication of the specific terms and conditions of the share buyback program before its execution. On March 17, 2023, after receiving the required authorization from the ECB, BBVA announced that it would implement a buyback program for the repurchase of own shares in accordance with the provisions of the Regulations, aimed at reducing BBVA’s share capital by a maximum monetary amount of €422 million. The execution was carried out internally by BBVA.
On April 21, 2023, BBVA announced the completion of the share buyback program upon reaching the maximum monetary amount of €422 million, having acquired 64,643,559 shares between March 20 and April 20, 2023, representing, approximately, 1.07% of BBVA’s share capital as of said date.
On June 2, 2023, BBVA announced that it had completed a reduction of BBVA’s share capital in a nominal amount of €31,675,343.91 and the consequent cancellation, charged to unrestricted reserves, of 64,643,559 BBVA shares of €0.49 par value each acquired derivatively by the Bank in execution of the aforementioned share buyback program and which were held as treasury shares (see Note 4 to the Consolidated Financial Statements). The share capital reduction was carried out pursuant to the resolution adopted by the Annual General Shareholders’ Meeting of BBVA held on March 17, 2023, under item 3 of the agenda.
On July 28, 2023, BBVA notified through an Inside information its request to the ECB for the relevant supervisory authorization in order to carry out a share buyback program of up to €1,000 million, subject to the granting of such authorization. On October 2, 2023, after receiving the required authorization from the ECB, BBVA announced that it would implement a new buyback program for the repurchase of own shares in accordance with the provisions of the Regulations, aimed at reducing BBVA’s share capital by a maximum monetary amount of €1,000 million.
On November 29, 2023, BBVA announced the completion of the share buyback program upon reaching the maximum monetary amount of €1,000 million, having acquired 127,532,625 own shares, between October 2 and November 29, 2023, representing, approximately, 2.14% of BBVA’s share capital as of said date. Purchases under the share buyback program were carried out internally by BBVA.
On December 19, 2023, BBVA notified through an Other Relevant Information notice the second partial execution of the share capital reduction resolution adopted by the Annual General Shareholders’ Meeting of BBVA held on March 17, 2023, under item 3 of the agenda, through the reduction of BBVA’s share capital in a nominal amount of €62,490,986.25 and the consequent redemption, charged to unrestricted reserves, of 127,532,625 own shares of €0.49 par value each acquired derivatively by BBVA in execution of the share buyback program described above and which were held as treasury shares (see Notes 26, 27, 28 and 29 to the Consolidated Financial Statements).

2021-2022
On October 26, 2021, BBVA received the required authorization from the ECB to repurchase up to 10% of its share capital in an amount of up to €3.5 billion, in one or more installments and for a maximum period of 12 months.
Upon receiving said authorization and making use of the delegation conferred by the BBVA general shareholders´ meeting held on March 16, 2018, at its meeting of October 28, 2021, BBVA Board of Directors resolved to carry out a share buyback program scheme in compliance with the Regulations, to be executed in various tranches up to a maximum amount of €3.5 billion (US$4.0 billion, based on the exchange rate as of December 31, 2021) (the “Program Scheme”), with the purpose of reducing BBVA’s share capital, notwithstanding the possibility of terminating or cancelling the Program Scheme at an earlier date.
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
On February 3, 2022, BBVA announced that its Board of Directors agreed, within the Program Scheme, to carry out a second buyback program (the “Second Tranche”) aimed at reducing BBVA’s share capital, for a maximum amount of €2,000 million (US$2,265 million, based on the exchange rate as of December 31, 2021) and a maximum number of shares to be acquired equal to the result of subtracting from 637,770,016 shares (9.6% of BBVA’s share capital at that date) the number of own shares finally acquired in execution of the First Tranche (unfinished as of that date).
As a continuation of the previous communication, on March 16, 2022, BBVA informed by means of an Inside Information filing with the Spanish National Securities Market Commission (Comisión Nacional del Mercado de Valores or “CNMV”) that it had agreed to execute the Second Tranche: (i) through the execution of a first segment for an amount of up to €1,000 million, and a maximum of 356,551,306 shares (the “First Segment”), externally through Goldman Sachs International as lead manager, who would execute the purchase transactions through the broker Kepler Cheuvreux, S.A.; and (ii) once execution of the First Segment was completed, through the execution of a second and final segment (the “Second Segment”).
By means of an Other Relevant Information filing with the CNMV dated May 16, 2022, BBVA announced the completion of the execution of the First Segment upon reaching the maximum monetary amount of €1,000 million, having acquired 206,554,498 shares representing, approximately, 3.1% of BBVA’s share capital as of said date.
On June 28, 2022, BBVA communicated through an Inside Information filing with the CNMV that it would complete the Program Scheme by executing the Second Segment, for a maximum amount of €1,000 million and a maximum of 149,996,808 shares. The execution of the Second Segment was carried out by Citigroup Global Markets Europe AG as lead manager, as BBVA informed through an Inside Information filing on June 29, 2022. By means of an Other Relevant Information filing dated August 19, 2022, BBVA announced the completion of the execution of the Second Segment upon reaching the maximum number of shares (149,996,808), representing, approximately, 2.3% of BBVA’s share capital as of said date. On September 30, 2022, BBVA notified that it had, again, partially executed the share capital reduction resolution adopted by the Annual General Shareholders’ Meeting of BBVA held on March 18, 2022, through the reduction of BBVA’s share capital in a nominal amount of €174,710,139.94 and the consequent redemption, charged to unrestricted reserves, of 356,551,306 own shares of €0.49 par value each acquired derivatively by the Bank in execution of the First Segment and Second Segment of the Second Tranche and which were held as treasury shares.
The Program Scheme was not included in the scope of the shareholder remuneration policy.

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
From January 1, 2023 through December 31, 2023 the percentage of outstanding shares held by BBVA and its affiliates ranged between 0.038% and 2.214% (as a result of the implementation of the two share buyback programs in 2023), calculated on a daily basis. As of January 31, 2024, the percentage of outstanding shares held by BBVA and its affiliates was 0.164%.
Securities Trading in Spain
The Spanish securities market for equity securities consists of the Spanish Stock Exchange Interconnection System (“Sistema de Interconexión Bursátil” or “SIBE” in Spanish, and hereinafter referred to as “Automated Quotation System”) and the four stock exchanges located in Madrid, Bilbao, Barcelona and Valencia. During 2023, the Automated Quotation System accounted for the majority of the total trading volume of equity securities on the Spanish Stock Exchanges.
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
On April 12, 2007, the Spanish Congress approved Law 6/2007, which amended the Securities Markets Act in order to adapt it to Directive 2004/25/EC on takeover bids, and Directive 2004/109/EC on the harmonization of transparency requirements in relation to information about issuers whose securities are admitted to trading on a regulated market (amending Directive 2001/34/EC). Regarding the transparency of listed companies, Law 6/2007 amended the reporting requirements and the disclosure regime, and established changes in the supervision system. On the takeover bids side, Law 6/2007 has established the cases in which a company must launch a takeover bid and the ownership thresholds at which a takeover bid must be launched. It also regulates conduct rules for the board of directors of target companies and the squeeze-out and sell-out when a 90% of the share capital is held after a takeover bid. Additionally, Law 6/2007 was further developed by Royal Decree 1362/2007, on transparency requirements for issuers of listed securities, which was subsequently amended. See “—Trading by the Bank and its Affiliates in the Shares”.
On December 19, 2007, the Spanish Congress approved Law 47/2007, which amended the Securities Markets Act in order to adapt it to Directive 2004/37/EC on markets in financial instruments (MiFID), Directive 2006/49/EC on the capital adequacy of investment firms and credit institutions, and Directive 2006/73/EC implementing Directive 2004/39/EC with respect to organizational requirements and operating conditions for investment firms and defined terms for the purposes of that Directive. Further MiFID implementation was introduced by Royal Decree 217/2008. Royal Decree 217/2008 has been amended from time to time, including in 2018 by Royal Decree 1464/2018, of December 21, in order to adapt it to the MiFID II rules that became effective on January 3, 2018.
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

On March 18, 2023, Law 6/2023 on the Securities Markets and Investment Services was enacted and it became generally applicable from April 7, 2023, repealing, among others, former Royal Legislative Decree 4/2015. This new Spanish Securities Markets Act creates the new framework law for the securities markets, systematizing and reorganizing former laws and regulations and implementing several European directives, particularly in the area of crypto-assets and distributed ledger technologies. This new Securities Markets Act is further developed by four royal decrees published on November 9, 2023 in the Official Spanish Gazette: (i) Royal Decree 813/2023, of November 8, on the regime for investment firms and other entities providing investment services; (ii) Royal Decree 814/2023, of November 8, on financial instruments, admission to trading, register of negotiable securities and market infrastructures; (iii) Royal Decree 815/2023, of November 8, on official registers of the CNMV, cooperation with other authorities and supervision of investment firms; and (iv) Royal Decree 816/2023, of November 8, amending Royal Decree 1082/2012, of July 13, and developing Law 35/2003, of November 4, on collective investment schemes.
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
Two share buyback programs were executed in 2023, and respective buyback programs were also executed in 2022 and 2021. See “Item 8. Financial Information—Consolidated Statements and Other Financial Information—Dividends—Share Buyback Programs”.
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
Through Royal Decree-Law 19/2018 of November 23, on payment services and other urgent financial measures, the consolidated text of the then-applicable Securities Market Act was adapted to the European MAR framework, including the following changes:
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
Restrictions on Foreign Investments
Exchange controls and foreign investments are regulated under Law 19/2003, of July 4 (“Law 19/2003”), as amended pursuant to Royal Decree-Law 8/2020, of March 17, Royal Decree-Law 11/2020, of March 31 and Royal Decree-Law 34/2020, of November 17. Foreign investments are generally liberalized unless they fall within the scope of article 7 bis of Law 19/2003, enacted in March 2020, Sole Transitional Provision of Royal Decree-Law 34/2020, of November 17, or —only with respect to investments in the defense sector— article 11 of Royal Decree 664/1999 (repealed by RD 571/2023), of April 23.
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
C. Material Contracts
No Group member has entered into any contract outside its ordinary course of business within the past two years that is material to the Group as a whole.

D. Exchange Controls
In 1991, Spain adopted the EU Standards for free movement of capital and services. As a result, foreign investors may transfer invested capital, capital gains and dividends out of Spain without limitation as to amount, subject to applicable taxes. See “—Taxation”.
Pursuant to Royal Decree 664/1999, of April 23 (repealed by RD 571/2023), on the Applicable rules to Foreign Investments, foreign investors may freely invest in shares of Spanish companies except in the case they fall within the scope of article 7 bis of Law 19/2003, enacted in March 2020, Sole Transitional Provision of Royal Decree-Law 34/2020, of November 17 (as amended by article 62 of Royal Decree-Law 20/2022, of December 27), or—only with respect to investments in the defense sector—article 11 of Royal Decree 664/1999, of April 23. For information on certain additional regulation applicable to foreign direct investments, see “—Memorandum and Articles of Association—Restrictions on Foreign Investments”. Likewise, Royal Decree 664/1999, of April 23, and Law 19/2003, of July 4 on the legal regime on capital movements and foreign transactions (“Law 19/2003”), required notification of all foreign investments in Spain and liquidations of such investments upon completion of such investments to the Investments Registry of the Ministry of Economy Affairs and Digital Transformation for administrative statistical and economical purposes. Shares in listed Spanish companies acquired or held by foreign investors needed to be reported to the Spanish Registry of Foreign Investments by the depositary bank or relevant Iberclear member. When a foreign investor acquires shares that are subject to the reporting requirements of the CNMV regarding significant stakes, notice must be given directly by the foreign investor to the relevant authorities.
The Spanish Government approved Royal Decree 571/2023 of July 4 on foreign investments (the “New Spanish FDI Regulations”), which repeals Royal Decree 664/1999 and develops Law 19/2003. The New Spanish FDI Regulations came into force on September 1, 2023, and their provisions apply to FDI filings submitted from that date onwards (ongoing FDI filings as of such date are governed by the former regulations). Royal Decree 571/2023 was further developed by Order ECM 57/2024, of January 29, setting forth the templates for the declarations in foreign investments.
These new Spanish FDI Regulations set out: (i) post-closing notification obligations for foreign investments in Spain for statistical purposes; (ii) post-closing notification obligations for Spanish investments in foreign countries for statistical purposes; and (iii) most significantly, amended and developed rules for Spanish FDIs screening mechanisms (“Screening Mechanisms”), under which the closing of specific FDIs requires prior authorization through both EU-law based general FDI screening, regulated in article 7 bis of Law 19/2003 (“General FDI Screening Mechanism”), and sector-specific screening (which applies to activities directly related to Spanish National Defense, the acquisition of real estate for diplomatic purposes by non-EU Member States and investments in activities directly related to weapons, cartridges, pyrotechnic items and civil use explosives or other material to be used by the State Security Forces and Bodies), which is a new mechanism.
These Screening Mechanisms do not prohibit foreign investments in Spain; rather, they are mandatory authorization procedures to be carried out prior to closing specific transactions. In particular, the General FDI Screening Mechanism brings the Spanish screening framework in line with that set out in the European Union laws, in particular, Regulation (EU) 2019/452, which allows Member States to adopt mechanisms to screen FDIs in the European Union. Banking is not expressly mentioned in the FDI sectors subject to the General FDI Screening Mechanism, which are the following: critical infrastructure, critical and dual-use technologies, key technologies for industrial leadership and training, technologies developed pursuant to projects or programs of particular interest to Spain, supply of critical inputs, sectors with access to or control to sensitive information and media.
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
Subject to applicable limitations that vary depending upon a U.S. Holder’s circumstances, a U.S. Holder will be entitled to a credit against its U.S. federal income tax liability for Spanish income taxes withheld by BBVA or its paying agent at a rate not exceeding the rate the U.S. Holder is entitled to under Spanish domestic law or the Treaty. Spanish taxes withheld in excess of the rate applicable under Spanish domestic law or the Treaty or that are otherwise refundable will not be eligible for credit against the U.S. Holder’s U.S. federal income tax liability. See “Spanish Tax Considerations—Taxation of Dividends” for a discussion of how to obtain the Treaty rate. The rules governing foreign tax credits are complex. For example, under applicable Treasury regulations, in the absence of an election to apply the benefits of an applicable income tax treaty, in order to be creditable, foreign income tax rules must be consistent with certain U.S. federal income tax principles, and we have not determined whether the Spanish income tax system meets all these requirements. However, the IRS released notices that indicate that the Treasury Department and the IRS are considering amendments to these Treasury regulations and provide relief from certain of their provisions for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). U.S. Holders should consult their tax advisors regarding the availability of foreign tax credits in their particular circumstances. Instead of claiming a credit, the U.S. Holder may, at its election and subject to applicable limitations, deduct such Spanish taxes in computing its U.S. federal taxable income. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all taxes paid or accrued in the taxable year to foreign countries and possessions of the United States.
Sale or Other Disposition of ADSs or Shares
For U.S. federal income tax purposes, gain or loss realized by a U.S. Holder on the sale or other disposition of ADSs or ordinary shares will be capital gain or loss in an amount equal to the difference between the U.S. Holder’s tax basis in the ADSs or ordinary shares disposed of and the amount realized on the disposition, in each case as determined in U.S. dollars. Such gain or loss will be long-term capital gain or loss if the U.S. Holder held the ordinary shares or ADSs for more than one year at the time of disposition. The deductibility of capital losses is subject to limitations. Gain or loss, if any, will generally be U.S. source for foreign tax credit purposes. Under certain Treasury regulations, you generally will be precluded from claiming a foreign tax credit with respect to Spanish income taxes on gains from dispositions of ADSs or ordinary share. However, as discussed above under “—Taxation of Distributions”, the IRS released notices that provide relief from certain of the provisions of these Treasury regulations (including the limitation described in the preceding sentence) for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). However, even if these Treasury regulations do not prohibit you from claiming a foreign tax credit with respect to Spanish taxes on disposition gains, other limitations under the foreign tax credit rules may preclude you from claiming a foreign tax credit with respect to such Spanish taxes.

Passive Foreign Investment Company Rules
Based upon certain proposed Treasury regulations, which are proposed to be effective for taxable years beginning after December 31, 1994 (“Proposed Regulations”) and upon which taxpayers are currently permitted to rely, we believe that we were not a PFIC for U.S. federal income tax purposes for our 2023 taxable year. However, since our PFIC status depends upon the composition of our income and assets and the market value of our assets (including, among others, less than 25% owned equity investments) from time to time and since there is no guarantee that the Proposed Regulations will be adopted in their current form and because the manner of the application of the Proposed Regulations is not entirely clear, there can be no assurance that we will not be considered a PFIC for any taxable year.
If we were treated as a PFIC for any taxable year during which a U.S. Holder held ADSs or ordinary shares, gain recognized by such U.S. Holder on a sale or other disposition (including certain pledges) of an ADS or an ordinary share would be allocated ratably over the U.S. Holder’s holding period for the ADS or the ordinary share. The amounts allocated to the taxable year of the sale or other exchange and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as applicable for that taxable year, and an interest charge would be imposed on the amount of tax allocated to such taxable year. The same treatment would apply to distributions received by a U.S. Holder on its ordinary shares or ADSs in a taxable year to the extent that such distributions exceed 125% of the average of the annual distributions on the ordinary shares or ADSs received during the preceding three taxable years or the U.S. Holder’s holding period, whichever is shorter. In addition, if we were a PFIC or, with respect to a particular U.S. Holder, were treated as a PFIC for the taxable year in which we paid a dividend or the prior taxable year, the favorable tax rates discussed above with respect to dividends paid to certain non-corporate U.S. Holders would not apply. Certain elections may be available (including a mark-to-market election) that may provide alternative tax treatments. U.S. Holders should consult their tax advisors regarding whether we are or were a PFIC, the potential application of the PFIC rules to their ownership and disposition of ordinary shares or ADSs, whether any elections for alternative treatment would be available and, if so, what the consequences of the alternative treatments would be in their particular circumstances. If we were a PFIC for any taxable year during which a U.S. Holder owned our shares, the U.S. Holder would generally be required to file IRS Form 8621 with their annual U.S. federal income tax returns, subject to certain exceptions.
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
d.reasonable and customary expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars
Expenses payable by holders of ADSs or persons depositing shares for the issuance of ADSs; expenses payable in connection with the conversion of foreign currency into U.S. dollars are payable out of such foreign currency

The Depositary may remit to us all or a portion of the fees charged for the reimbursement of certain of the expenses we incur in respect of the ADS program established pursuant to the Deposit Agreement upon such terms and conditions as we may agree from time to time. In the year ended December 31, 2023, the Depositary reimbursed us $605,291 with respect to certain fees and expenses. The table below sets forth the types of expenses that the Depositary has agreed to reimburse and the amounts reimbursed in 2023.

Category of Expenses	Amount Reimbursed in the year ended December 31, 2023
(In Dollars)
NYSE Listing Fees	288,307
Investor Relations Marketing	77,190
Professional Services	46,488
Annual General Shareholders’ Meeting Expenses	192,768
Other	537

PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
Not Applicable.
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
Not Applicable.
ITEM 15. CONTROLS AND PROCEDURES
Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures
As of December 31, 2023, BBVA, under the supervision and with the participation of BBVA’s management, including our Group Executive Chairman, Chief Executive Officer and Chief Financial Officer, performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). There are inherent limitations to the effectiveness of any control system, including disclosure controls and procedures. Accordingly, even effective disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives.
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
Under the supervision and with the participation of BBVA’s management, including our Group Executive Chairman, Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the criteria established in “Internal Control – Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, our management concluded that, as of December 31, 2023 our internal control over financial reporting was effective based on those criteria.

Changes in Internal Control Over Financial Reporting
There have been no changes in BBVA’s internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) which have materially affected or are reasonably likely to materially affect BBVA’s internal control over financial reporting during the year ended December 31, 2023.
Our internal control over financial reporting as of December 31, 2023 has been audited by Ernst & Young, S.L., an independent registered public accounting firm, as stated in their report which follows below.

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of Banco Bilbao Vizcaya Argentaria, S.A.:
Opinion on Internal Control Over Financial Reporting
We have audited Banco Bilbao Vizcaya Argentaria, S.A.’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Banco Bilbao Vizcaya Argentaria, S.A. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2023 and 2022, the related consolidated statements of income, recognized income and expense, changes in equity, and cash flows for each of the two years in the period ended December 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”), and our report dated March 1, 2024 expressed an unqualified opinion thereon.
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
March 1, 2024

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
We have determined that Mr. José Miguel Andrés Torrecillas, current Chair of the Audit Committee, and the Audit Committee members Mr. Jaime Félix Caruana Lacorte, Mrs. Sonia Lilia Dulá and Mrs. Ana Cristina Peralta Moreno are “audit committee financial experts” as such term is defined by the SEC.
Moreover, all the members of the Audit Committee (Mr. José Miguel Andrés Torrecillas, Mr. Jaime Félix Caruana Lacorte, Mrs. Sonia Lilia Dulá, Mrs. Connie Hedegaard Koksbang, Mrs. Lourdes Máiz Carro and Mrs. Ana Cristina Peralta Moreno) are independent within the meaning of Rule 10A-3 under the Exchange Act.
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
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
The following table provides information on the aggregate fees paid and payable to our independent registered public accounting firm (Ernst & Young, S.L., Madrid, Spain, Auditor Firm ID 1461), and its worldwide affiliates, by type of service rendered for the periods indicated.

	Year ended December 31,
Services Rendered	2023	2022
	(In Millions of Euros)
Audit Fees (1)	28.5	25.0
Audit-Related Fees (2)	1.5	0.9
Tax Fees (3)	—	—
All Other Fees (4)	0.1	—
Total	30.1	25.9
(1)Aggregate fees paid and payable by BBVA for professional services rendered by our principal accountant (Ernst & Young, S.L., Madrid, Spain, Auditor Firm ID 1461) and its worldwide affiliates for the audit of BBVA’s annual financial statements, review of interim financial statements, SEC regulatory filings or services that are normally provided by our principal accountants and their worldwide affiliates in connection with statutory and regulatory filings or engagements for the relevant fiscal year.
(2)Aggregate fees paid and payable by BBVA for assurance and related services by our principal accountant (Ernst & Young, S.L., Madrid, Spain, Auditor Firm ID 1461) and its worldwide affiliates that are reasonably related to the performance of the audit or review of BBVA’s financial statements and are not reported under (1) above. This includes work related to the corporate social responsibility report of certain Group entities and certain regulatory work rendered by the independent auditor.
(3)Aggregate fees paid and payable by BBVA for professional services rendered by our principal accountant (Ernst & Young, S.L., Madrid, Spain, Auditor Firm ID 1461) and its worldwide affiliates for tax compliance, tax advice, and tax planning.
(4)Aggregate fees paid and payable by BBVA for products and services provided by our principal accountant (Ernst & Young, S.L., Madrid, Spain, Auditor Firm ID 1461) and its worldwide affiliates other than the services reported in (1), (2) and (3) above. Services in this category consisted primarily of consultancy and implementation of new regulation.

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
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
Not Applicable.
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
The below table shows the purchases of BBVA shares made by or on behalf of BBVA or any affiliated purchaser during 2023.

2023	Total Number of Shares Purchased (1)	Average Price Paid per Share in Euro	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs (2)	Maximum Number (or Approximate Euro Value) of Shares that May Yet Be Purchased Under the Plans or Programs (3)
January	10,793,047	6.23	—	—
February	21,865,494	6.79	—	—
March	57,031,579	6.46	30,000,000	€229,495,519
April	39,694,119	6.63	34,643,559	—
May	8,021,017	6.36	—	—
June	3,464,841	6.74	—	—
July	3,838,086	7.10	—	—
August	10,886,588	7.02	—	—
September	8,647,332	7.25	—	—
October	72,678,095	7.61	66,000,000	€498,130,352
November	62,913,165	8.10	61,532,625	—
December	2,049,365	7.75	—	—
Total	301,882,728	7.18	192,176,184
(1)All of the purchases made in January 2023, February 2023, in the period from May to September 2023 (both inclusive) and in December 2023, as well as the purchase of 27,031,579, 5,050,560, 6,678,095 and 1,380,540 shares in March, April, October and November 2023, respectively, were made other than through a publicly announced plan or program and were made in open-market transactions.
(2)Refers to the number of shares purchased under the share buyback program in the relevant month. See “—Share Buyback Programs”.
(3)Refers to the approximate euro value of shares yet to be purchased under the share buyback program as of the end of the relevant month. See “—Share Buyback Programs”. As of March 31 and October 31, 2023, the dollar value of such shares was approximately $250 million (based on a euro/dollar exchange rate on March 31, 2023 of €1.00=$1.09) and $529 million (based on a euro/dollar exchange rate on October 31, 2023 of €1.00=$1.06), respectively.
During 2023, 302,981,517 shares were disposed of for an average price of €7.14 per share. In addition, 192,176,184 shares were cancelled pursuant to the share capital reductions that were announced on June 2, 2023 and December 19, 2023.
Share Buyback Programs
Two share buyback programs were executed in 2023, and respective buyback programs were also executed in 2022 and 2021. In addition, on March 1, 2024, after receiving the required authorization from the ECB, BBVA announced that it would implement a further buyback program for the repurchase of own shares, aimed at reducing BBVA’s share capital by a maximum monetary amount of €781 million. The program will be executed externally through Citigroup Global Markets Europe AG, starting on March 4, 2024. See “Item 8. Financial Information—Consolidated Statements and Other Financial Information—Dividends—Share Buyback Programs”.

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
Separate Meetings for Independent Directors
In accordance with the NYSE corporate governance rules, independent directors must meet periodically outside of the presence of the executive directors. Under Spanish law, this requirement is not contemplated as such. We note, however, that our non-executive directors meet periodically outside the presence of our executive directors every time a committee with oversight functions meets, since these committees are comprised solely of non-executive directors. Furthermore, the Board of Directors has appointed a Lead Director with powers to coordinate and meet with the non-executive directors, among other faculties conferred by applicable law and in Article 21 of our Board of Directors Regulations. The Lead Director also maintains ongoing contact, holds meetings and has conversations with other Bank directors in order to seek their opinions on the corporate governance and operation of the Bank’s corporate bodies. In addition, in accordance with Article 37 of the Board of Directors Regulations, the Lead Director coordinated during 2023 monthly meetings with non-executive directors, which took place following the meetings of the Board of Directors.
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
ITEM 16H. MINE SAFETY DISCLOSURE
Not Applicable.
ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
Not Applicable.

ITEM 16J. INSIDER TRADING POLICIES
Not Applicable.
ITEM 16K. CYBERSECURITY
Cybersecurity Risk Management
Risk Management and Strategy
At BBVA, cybersecurity risk management is an integral part of our overall enterprise risk management program. Our cybersecurity risk management program provides a framework for handling cybersecurity threats and incidents, including threats and incidents associated with the use of services provided by third-party service providers, and is designed to facilitate coordination across different departments of the Group in the handling of such cybersecurity threats and incidents. This framework includes steps for assessing the severity of a cybersecurity threat, identifying the source of a cybersecurity threat, including whether the cybersecurity threat is associated with a third-party service provider, implementing cybersecurity countermeasures and mitigation strategies and, as later explained in greater detail, informing management and our Board of Directors of material cybersecurity threats and incidents. Our cybersecurity risk management program is regularly updated to align with industry best practices established by internationally accepted security standards and its effectiveness in mitigating the risks that the Group is exposed to is periodically assessed.
For BBVA, cybersecurity is not only a strategic priority, but also one of the main elements in the digital transformation of the Bank. BBVA’s Corporate Security Area is responsible for ensuring adequate information security management by establishing security policies, procedures and controls that bolster the security of the Group’s global infrastructures, digital channels and payment methods following a holistic and threat intelligence-led approach, where a program has been designed for each of the four fundamental pillars of BBVA’s security strategy: cybersecurity, data protection, physical security and security in business processes and fraud management, with the aim to reduce the risks identified in the risk taxonomy defined by the Group.
As cyberattacks evolve and become more sophisticated, the Group has strengthened its prevention and monitorization efforts. During the past few years, cybersecurity and information security measures have been reinforced with the aim to ensure an adequate protection of BBVA’s information and the assets supporting business processes. Security measures adopted in the past few years include measures intended to: (i) ensure end-to-end protection of business processes, considering logical and physical security, privacy and fraud management concerns, (ii) ensure compliance with the security and privacy by design principles; and (iii) improve client access control and authentication services related to online services, from a security and user experience perspective, including by enhancing the use of facial biometrics, behavioral biometrics, advanced analytics models and the implementation of dynamic Card Verification Values (CVV).
Further, system monitoring capabilities, as well as incident prevention, detection and response capabilities have also been strengthened through the use of integrated information sources, improved analytical capabilities and automated platforms, improving information security management from a preventive and proactive approach.
The Global Computer Emergency Response Team (CERT) is the Group’s first line of detection and response to cyberattacks aimed at global users and the Group’s infrastructure. The Global CERT, which is based in Madrid, operates 24x7 and provides services in all countries where the Group operates, with operation lines dedicated to fraud and cybersecurity. The Global CERT receives information on cybersecurity threats from our Threat Intelligence Unit. Both of them are part of the Corporate Security Area.
BBVA routinely reviews, reinforces and tests its security processes and procedures through simulation exercises in the areas of physical security and digital security. Specialized teams periodically perform security technical tests in order to detect and correct possible security vulnerabilities. These tests include technical tests of technological platforms as well as malicious users’ simulated attacks performed by the “red team”. The outcome of such exercises is a fundamental part of a feedback process designed to improve the Group’s cybersecurity strategies. Both the Corporate Security Area and the Risk Control Area engage third-party security experts for risk assessments and system enhancements.
In addition, BBVA continuously carries out training and awareness initiatives related to security and privacy, promoting training and awareness campaigns for BBVA’s employees, clients and society, through the BBVA app, online channels and social networks. Some of the topics covered include protection of personal information, secure password management, device protection (laptops, smartphones, etc.), social engineering (phishing, smishing, vishing), malware and other technical attacks detection, detection of scams, security on online purchases and how to react if there is a security incident.

In 2023, we did not identify any cybersecurity threats that materially affected or are reasonably likely to materially affect our business strategy, results of operations or financial condition. However, despite our efforts, we cannot eliminate all risks from cybersecurity threats, or provide assurances that we have not experienced an undetected cybersecurity incident. For more information about these risks, please see “Item 3. Key Information—Risk Factors—Operational Risks—Attacks, failures or deficiencies in the Group’s procedures, systems and security or those of third parties to which the Group is exposed could have a material adverse effect on the Group’s business, financial condition and results of operations, and could harm its reputation”.
Governance
Our Board of Directors has overall oversight responsibility for our risk management, and is assisted by the Board’s Technology and Cybersecurity Committee in the oversight of technological risk and cybersecurity management and in monitoring the Group’s technological and cybersecurity strategies. This Committee, which meets every two months, is one of the main elements of our risk management governance model. It is responsible for the oversight of the Group’s technological and cybersecurity strategies and is informed by the Chief Security Officer (“CSO”) of technological and cybersecurity performance and of any incidents that have arisen. The Committee keeps the Board of Directors informed of the main technological and cybersecurity risks to which the Group is exposed, as well as current cybersecurity and technological trends and any relevant security event that can affect the BBVA Group. For a description of the functions of the Technology and Cybersecurity Committee, see “Item 6. Directors, Senior Management and Employees—Board Practices—Committees— Technology and Cybersecurity Committee”.
The risk management process includes lines of action related to the adequate training of BBVA’s Board members in the area of cybersecurity and incident management, as well as the periodic performance of global and local simulation exercises in order to raise the level of training and awareness of the Board of Directors and certain key personnel and ensure an immediate and effective response in case of a security breach.
Further, BBVA’s Corporate Security Area and the Risk Control Area, based in Madrid, are responsible for identifying and assessing material cybersecurity risks on an ongoing basis, establishing processes to ensure that such potential cybersecurity risk exposures are monitored, putting in place appropriate mitigation measures and maintaining cybersecurity programs. Our cybersecurity programs are under the direction of our CSO, who receives reports from our cybersecurity team (which is part of the Corporate Security Area) and monitors the prevention, detection, mitigation, and remediation of cybersecurity incidents. Both the Corporate Security Area and the Risk Control Area engage third-party security experts for risk assessments and system enhancements.
Our CSO and certain of the personnel of the Corporate Security Area have obtained internationally recognized certifications such as ISACA, Certified Information Systems Auditor (“CISA”), Certified Information Security Manager (“CISM”), Certified in Risk and Information Systems Control (“CRISC”), Certified Data Privacy Solutions Engineer (“CDPSE”), SANS Institute Certifications (GIAC Security Essentials, GIAC Certified Incident Handler Certification, GIAC Strategic Planning Policy and Leadership), Certified Information Systems Security Professional (“CISSP”) and ISO Certifications (ISO 27001 Lead Auditor), among others, and consist of experienced information systems security professionals and information security managers with the experience and capabilities required for their security functions. The CSO regularly reports to BBVA´s Internal Control & Operational Risk Committee on the Group’s cybersecurity programs, material cybersecurity risks and mitigation strategies and provide cybersecurity reports to them every two months that cover, among other topics, third-party assessments of the Group’s cybersecurity programs, developments in cybersecurity and updates to the Group’s cybersecurity programs and mitigation strategies.
PART III
ITEM 17. FINANCIAL STATEMENTS
We have responded to Item 18 in lieu of responding to this Item.
ITEM 18. FINANCIAL STATEMENTS
Please see pages F-1 through F-227.

ITEM 19 EXHIBITS

Exhibit Number	Description

1.1	Amended and Restated Bylaws (Estatutos) of the Registrant (English translation)

2.1	Description of Registrant’s Securities Registered under Section 12 of the Exchange Act

4.1	Information on Compensation Plans (*)

8.1	Subsidiaries of Registrant (see Appendix I to our Consolidated Financial Statements included herein) (**)

12.1	Section 302 Group Executive Chair Certification

12.2	Section 302 Chief Executive Officer Certification

12.3	Section 302 Chief Financial Officer Certification

13.1	Section 906 Certification

15.1	Consent of Independent Registered Public Accounting Firm

15.2	Consent of Independent Registered Public Accounting Firm

97	Remuneration Recoupment Policy

101	Inline XBRL Instance Document — the instance document does not appear on the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH	Inline XBRL TAXONOMY EXTENSION SCHEMA DOCUMENT
101.CAL	Inline XBRL TAXONOMY EXTENSION CALCULATION LINKBASE DOCUMENT
101.DEF	Inline XBRL TAXONOMY EXTENSION DEFINITION LINKBASE DOCUMENT
101.LAB	Inline XBRL TAXONOMY EXTENSION LABELS LINKBASE DOCUMENT
101.PRE	Inline XBRL TAXONOMY EXTENSION PRESENTATION LINKBASE DOCUMENT
104	Cover Page Interactive Data File — the cover page interactive data file does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
(*)    Incorporated by reference to BBVA’s report on Form 6-K submitted on February 9, 2024 (SEC Accession No. 0001193125-24-030126), excluding the following sections of the Annual Report on the Remuneration of BBVA Directors: (i) “Executive summary of remunerations 2023” and (ii) section 4.3 B.(a) - “Annual Variable Remuneration 2023”.
(**)    See also “Item 4. Information on the Company—Organizational Structure”.
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

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

By:

/s/ María Luisa Gómez Bravo

Name:	María Luisa Gómez Bravo
Title:	Chief Financial Officer
Date:	March 1, 2024

Consolidated Financial Statements and Reports of Independent Registered Public Accounting Firms for the years 2023, 2022 and 2021

Contents
CONSOLIDATED FINANCIAL STATEMENTS
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

APPENDICES

APPENDIX I. Additional information on subsidiaries and structured entities composing the BBVA Group as of December 31, 2023	F-187
APPENDIX II. Additional information on investments joint ventures and associates in the BBVA Group as of December 31, 2023	F-193
APPENDIX III. Changes and notifications of participations in the BBVA Group in 2023	F-194
APPENDIX IV. Fully consolidated subsidiaries with more than 10% owned by non-Group shareholders as of December 31, 2023	F-195
APPENDIX V. BBVA Group’s securitization funds. Structured entities in 2023.	F-196
APPENDIX VI. Details of the outstanding subordinated debt and preferred securities issued by the Bank or entities in the Group consolidated as of December 31, 2023, 2022 and 2021	F-197
APPENDIX VII Consolidated balance sheets held in foreign currency as of December 31, 2023, 2022 and 2021	F-199
APPENDIX VIII. Quantitative information on refinancing and restructuring operations and other requirement under Bank of Spain Circular 6/2012	F-200
APPENDIX IX. Additional information on risk concentration	F-209
APPENDIX X. Condensed consolidated balance sheets at the IFRS 17 transition date and condensed consolidated income statement for the year ended December 31, 2023	F-217

GLOSSARY

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Banco Bilbao Vizcaya Argentaria, S.A.:
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Banco Bilbao Vizcaya Argentaria, S.A. (the Company) as of December 31, 2023 and 2022, the related consolidated statements of income, recognized income and expense, changes in equity, and cash flows for each of the two years in the period ended December 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2023, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 1, 2024 expressed an unqualified opinion thereon.
Adoption of IFRS 17 Insurance Contracts
As discussed in Note 1.3 to the consolidated financial statements, the Company changed its method of accounting for insurance and reinsurance contracts, due to the adoption of IFRS 17 Insurance Contracts in 2023, which includes the recognition in 2022 of the retrospective effects of adoption.
Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
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
Critical Audit Matters
The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Expected credit losses related to loans and advances to customers
Description of the Matter
As discussed in Note 7 to the consolidated financial statements, the Company’s expected credit losses (ECL) related to loans and advances to customers was €11,316 million as of December 31, 2023. The recognition and measurement of ECL is complex and involves the use of significant analysis and estimation, including formulation and incorporation of forward-looking economic conditions into the ECL model.

Auditing the assessment of the ECL related to loans and advances to customers involved subjective and complex auditor judgment as well as specialized skills and knowledge, due to significant measurement uncertainty, including: (i) the Company’s overall methodology for estimating ECL related to loans and advances to customers, inclusive of the models and significant assumptions used to estimate the probability of default (PD), exposure at default (EAD) and loss given default (LGD), (ii) the need for and measurement of certain qualitative adjustments to the collective ECL, (iii) the significant assumptions used to estimate the ECL for certain individually evaluated loans, including the present value of estimated future cashflows and the estimation of the recoverable amount of collateral, (iv) the complexity of mathematical calculations of the ECL of loans collectively and individually evaluated for impairment, and (v) the maintenance of updated and accurate relevant underlying data and assumptions, including forward-looking information that could be affected by future economic conditions.

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company’s ECL assessment process related to loans and advances to customers, which included controls over management’s review of the data, models and assumptions used in the estimation process, including adjustments to the models.

Our audit procedures, in which we involved professionals with specialized skills and knowledge, included, among others, evaluating the Company’s ECL methodology and evaluating a sample of models used in calculating the PD, EAD and LGD and of the assumptions incorporated into the models by management by inspecting model documentation and assessing the theoretical soundness and ongoing performance of the models. We assessed the need for and measurement of certain qualitative adjustments to the ECL by inspecting the documentation supporting the adjustment and evaluated the inputs and assumptions used by management and recalculated the amounts measured. We recalculated the ECL for a sample of collective models and a sample of loans individually evaluated for impairment, including the present value of estimated future cashflows. We also tested the accuracy of underlying relevant data for a sample of loans by comparing them to contractual documentation and, for the forward-looking information, developing independent estimates of future economic conditions and comparing them to management’s estimates.

We also involved our valuation specialists, who assisted in testing the significant assumptions used to estimate the ECL for a sample of individually evaluated loans, by comparing management’s estimated recoverable amount of collateral to an independent range of estimates for a sample of collaterals.

We assessed the adequacy of the related disclosures in the Company’s consolidated financial statements, against the requirements of IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures.

Measurement of fair value of certain financial instruments
Description of the Matter
As discussed in Note 8 to the consolidated financial statements, the Company has recorded €214,421 million of financial assets measured at fair value (of which €127,262 million were classified as Level 2 and €4,264 million were classified as Level 3) and €137,639 million of financial liabilities measured at fair value (of which €120,041 million were classified as Level 2 and €3,467 million were classified as Level 3) as of December 31, 2023. Fair value measurement of Level 2 and Level 3 financial instruments is based on valuation techniques, hypothesis and observable and unobservable inputs.

We identified as a critical audit matter the measurement of fair value of those financial instruments classified as Level 2 and Level 3 that require complex valuation techniques that use observable and unobservable market inputs and involve the application of management judgement, as further disclosed in note 8.1. Specifically, there was a high degree of subjectivity and judgment involved in evaluating the models and methodologies used to estimate the fair value of these financial instruments. Subjective auditor judgment was also required to evaluate the models’ significant inputs and/or assumptions, which were not directly observable in financial markets, such as certain interest rates, correlations and volatility inputs.

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

Our audit procedures, in which we involved our valuation specialists, included, among others, evaluating the Company’s valuation models and methodologies by performing an independent revaluation of a sample of Level 2 and Level 3 financial instruments, using independent models and inputs, and comparing our estimate to the Company’s fair value estimate.

We assessed the adequacy of the related disclosures in the Company’s consolidated financial statements, against the requirements of IFRS 9 Financial Instruments and IFRS 13 Fair Value Measurement.

/s/ Ernst & Young, S.L.
We have served as the Company’s auditor since 2022.
Madrid, Spain
March 1, 2024

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Banco Bilbao Vizcaya Argentaria, S.A.:
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheet of Banco Bilbao Vizcaya Argentaria, S.A. and subsidiaries (the Company) as of December 31, 2021, the related consolidated statements of income, recognized income and expense, changes in equity, and cash flows for the year then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
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
Madrid, Spain
March 4, 2022

Consolidated balance sheets as of December 31, 2023, 2022 and 2021

ASSETS (Millions of Euros)
	Notes	2023	2022	2021
CASH, CASH BALANCES AT CENTRAL BANKS AND OTHER DEMAND DEPOSITS	9	75,416	79,756	67,799
FINANCIAL ASSETS HELD FOR TRADING	10	141,042	110,671	123,493
Derivatives		34,293	39,908	30,933
Equity instruments		4,589	4,404	15,963
Debt securities		28,569	24,367	25,790
Loans and advances to central banks		2,809	1,632	3,467
Loans and advances to credit institutions		56,599	25,231	31,916
Loans and advances to customers		14,182	15,130	15,424
NON-TRADING FINANCIAL ASSETS MANDATORILY AT FAIR VALUE THROUGH PROFIT OR LOSS	11	8,737	6,888	6,086
Equity instruments		7,963	6,511	5,303
Debt securities		484	129	128
Loans and advances to customers		290	247	655
FINANCIAL ASSETS DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS	12	955	913	1,092
Debt securities		955	913	1,092
FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME	13	62,205	65,374	60,421
Equity instruments		1,217	1,198	1,320
Debt securities		60,963	64,150	59,074
Loans and advances to credit institutions		26	26	27
FINANCIAL ASSETS AT AMORTIZED COST	14	451,732	414,421	372,676
Debt securities		49,462	36,639	34,781
Loans and advances to central banks		7,151	4,401	5,681
Loans and advances to credit institutions		17,477	16,031	13,276
Loans and advances to customers		377,643	357,351	318,939
DERIVATIVES - HEDGE ACCOUNTING	15	1,482	1,891	1,805
FAIR VALUE CHANGES OF THE HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK	15	(97)	(148)	5
JOINT VENTURES AND ASSOCIATES	16	976	916	900
Joint ventures		93	100	152
Associates		883	816	749
INSURANCE AND REINSURANCE ASSETS	23	211	183	269
TANGIBLE ASSETS	17	9,253	8,737	7,298
Properties, plant and equipment		9,046	8,441	7,107
For own use		8,295	7,911	6,874
Other assets leased out under an operating lease		751	530	233
Investment properties		207	296	191
INTANGIBLE ASSETS	18	2,363	2,156	2,197
Goodwill		795	707	818
Other intangible assets		1,568	1,449	1,379
TAX ASSETS	19	17,501	16,725	15,850
Current tax assets		2,860	1,978	932
Deferred tax assets		14,641	14,747	14,917
OTHER ASSETS	20	2,859	2,586	1,934
Insurance contracts linked to pensions		—	—	—
Inventories		276	325	424
Other		2,583	2,260	1,510
NON-CURRENT ASSETS AND DISPOSAL GROUPS CLASSIFIED AS HELD FOR SALE	21	923	1,022	1,061
TOTAL ASSETS	3 / 6	775,558	712,092	662,885
The Notes are an integral part of the Consolidated Financial Statements.

Consolidated balance sheets as of December 31, 2023, 2022 and 2021 (continued)

LIABILITIES AND EQUITY (Millions of Euros)
	Notes	2023	2022	2021
FINANCIAL LIABILITIES HELD FOR TRADING	10	121,715	95,611	91,135
Derivatives		33,045	37,909	31,705
Short positions		15,735	13,487	15,135
Deposits from central banks		6,397	3,950	11,248
Deposits from credit institutions		43,337	28,924	16,176
Customer deposits		23,201	11,341	16,870
FINANCIAL LIABILITIES DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS	12	13,299	10,580	9,683
Deposits from central banks		—	—	—
Deposits from credit institutions		—	—	—
Customer deposits		717	700	809
Debt certificates issued		3,977	3,288	3,396
Other financial liabilities		8,605	6,592	5,479
Memorandum item: Subordinated liabilities		—	—	—
FINANCIAL LIABILITIES AT AMORTIZED COST	22	557,589	529,172	487,893
Deposits from central banks		20,309	38,323	47,351
Deposits from credit institutions		40,039	26,935	19,834
Customer deposits		413,487	394,404	349,761
Debt certificates issued		68,707	55,429	55,763
Other financial liabilities		15,046	14,081	15,183
Memorandum item: Subordinated liabilities		15,867	12,509	14,808
DERIVATIVES - HEDGE ACCOUNTING	15	2,625	3,303	2,626
FAIR VALUE CHANGES OF THE HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK	15	—	—	—
LIABILITIES UNDER INSURANCE AND REINSURANCE CONTRACTS	23	12,110	10,131	10,865
PROVISIONS	24	4,924	4,933	5,889
Pensions and other post-employment defined benefit obligations		2,571	2,632	3,576
Other long term employee benefits		435	466	632
Provisions for taxes and other legal contingencies		696	685	623
Commitments and guarantees given		770	770	691
Other provisions		452	380	366
TAX LIABILITIES	19	2,554	2,935	2,413
Current tax liabilities		878	1,415	644
Deferred tax liabilities		1,677	1,520	1,769
OTHER LIABILITIES	20	5,477	4,909	3,621
LIABILITIES INCLUDED IN DISPOSAL GROUPS CLASSIFIED AS HELD FOR SALE	21	—	—	—
TOTAL LIABILITIES		720,293	661,575	614,125
The Notes are an integral part of the Consolidated Financial Statements.

Consolidated balance sheets as of December 31, 2023, 2022 and 2021 (continued)

LIABILITIES AND EQUITY (Continued) (Millions of Euros)
	Notes	2023	2022	2021
SHAREHOLDERS’ FUNDS		67,955	64,535	60,383
Capital	26	2,861	2,955	3,267
Paid up capital		2,861	2,955	3,267
Unpaid capital which has been called up		—	—	—
Share premium	27	19,769	20,856	23,599
Equity instruments issued other than capital		—	—	—
Other equity		40	63	60
Retained earnings	28	36,237	32,711	31,841
Revaluation reserves		—	—	—
Other reserves	28	2,015	2,345	(1,857)
Reserves or accumulated losses of investments in joint ventures and associates		(237)	(221)	(247)
Other		2,252	2,566	(1,610)
Less: treasury shares	29	(34)	(29)	(647)
Profit or loss attributable to owners of the parent		8,019	6,358	4,653
Less: Interim dividends	4	(951)	(722)	(532)
ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)	30	(16,254)	(17,642)	(16,476)
Items that will not be reclassified to profit or loss		(2,105)	(1,881)	(2,075)
Actuarial gains (losses) on defined benefit pension plans		(1,049)	(760)	(998)
Non-current assets and disposal groups classified as held for sale		—	—	—
Share of other recognized income and expense of investments in joint ventures and associates		—	—	—
Fair value changes of equity instruments measured at fair value through other comprehensive income		(1,112)	(1,194)	(1,079)
Hedge ineffectiveness of fair value hedges for equity instruments measured at fair value through other comprehensive income		—	—	—
Fair value changes of financial liabilities at fair value through profit or loss attributable to changes in their credit risk		55	72	2
Items that may be reclassified to profit or loss		(14,148)	(15,760)	(14,401)
Hedge of net investments in foreign operations (effective portion)		(2,498)	(1,408)	(146)
Foreign currency translation		(11,419)	(13,078)	(14,988)
Hedging derivatives. Cash flow hedges (effective portion)		133	(447)	(533)
Fair value changes of debt instruments measured at fair value through other comprehensive income		(357)	(809)	1,274
Hedging instruments (non-designated items)		—	—	—
Non-current assets and disposal groups classified as held for sale		—	—	—
Share of other recognized income and expense of investments in joint ventures and associates		(8)	(18)	(9)
MINORITY INTERESTS (NON-CONTROLLING INTERESTS)	31	3,564	3,623	4,853
Accumulated other comprehensive income (loss)		(3,321)	(3,109)	(8,414)
Other items		6,885	6,732	13,267
TOTAL EQUITY		55,265	50,517	48,760
TOTAL EQUITY AND TOTAL LIABILITIES		775,558	712,092	662,885

MEMORANDUM ITEM (OFF-BALANCE SHEET EXPOSURES) (Millions of Euros)
	Notes	2023	2022	2021
Loan commitments given	33	152,868	136,920	119,618
Financial guarantees given	33	18,839	16,511	11,720
Other commitments given	33	42,577	39,137	34,604
The Notes are an integral part of the Consolidated Financial Statements.

Consolidated income statements for the years ended December 31, 2023, 2022 and 2021

CONSOLIDATED INCOME STATEMENTS (Millions of Euros)
	Notes	2023	2022	2021
Interest and other income	37.1	47,850	31,432	23,015
Financial assets at fair value through other comprehensive income		3,098	3,110	1,880
Financial assets at amortized cost		38,328	25,258	18,364
Other interest income		6,424	3,064	2,770
Interest expense	37.2	(24,761)	(12,309)	(8,329)
NET INTEREST INCOME		23,089	19,124	14,686
Dividend income	38	118	123	176
Share of profit or loss of entities accounted for using the equity method	39	26	21	1
Fee and commission income	40	9,899	8,260	6,997
Fee and commission expense	40	(3,611)	(2,888)	(2,232)
Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net	41	76	64	134
Financial assets at amortized cost		41	8	27
Other financial assets and liabilities		35	56	106
Gains (losses) on financial assets and liabilities held for trading, net	41	1,352	562	341
Reclassification of financial assets from fair value through other comprehensive income		—	—	—
Reclassification of financial assets from amortized cost		—	—	—
Other gains (losses)		1,352	562	341
Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net	41	337	(67)	432
Reclassification of financial assets from fair value through other comprehensive income		—	—	—
Reclassification of financial assets from amortized cost		—	—	—
Other gains (losses)		337	(67)	432
Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net	41	96	150	335
Gains (losses) from hedge accounting, net	41	(17)	(45)	(214)
Exchange differences, net	41	339	1,275	883
Other operating income	42	619	528	661
Other operating expense	42	(4,042)	(3,438)	(2,041)
Income from insurance and reinsurance contracts	43	3,081	2,622	2,593
Expense from insurance and reinsurance contracts	43	(1,821)	(1,547)	(1,685)
GROSS INCOME		29,542	24,743	21,066
Administration costs		(10,905)	(9,373)	(8,296)
Personnel expense	44.1	(6,530)	(5,601)	(5,046)
Other administrative expense	44.2	(4,375)	(3,773)	(3,249)
Depreciation and amortization	45	(1,403)	(1,328)	(1,234)
Provisions or reversal of provisions	46	(373)	(291)	(1,018)
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	47	(4,428)	(3,379)	(3,034)
Financial assets measured at amortized cost		(4,386)	(3,303)	(3,017)
Financial assets at fair value through other comprehensive income		(42)	(76)	(17)
NET OPERATING INCOME		12,432	10,372	7,484
Impairment or reversal of impairment of investments in joint ventures and associates	48	(9)	42	—
Impairment or reversal of impairment on non-financial assets	49	(54)	(27)	(221)
Tangible assets		(16)	53	(161)
Intangible assets		(26)	(25)	(19)
Other assets		(12)	(55)	(41)
Gains (losses) on derecognition of non-financial assets and subsidiaries, net		28	(11)	24
Negative goodwill recognized in profit or loss		—	—	—
Gains (losses) from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations	50	22	(108)	(40)
PROFIT (LOSS) BEFORE TAX FROM CONTINUING OPERATIONS		12,419	10,268	7,247
Tax expense or income related to profit or loss from continuing operations	19	(4,003)	(3,505)	(1,909)
PROFIT (LOSS) AFTER TAX FROM CONTINUING OPERATIONS		8,416	6,763	5,338
Profit (loss) after tax from discontinued operations	21	—	—	280
PROFIT (LOSS)		8,416	6,763	5,618
ATTRIBUTABLE TO MINORITY INTERESTS (NON-CONTROLLING INTERESTS)	31	397	405	965
ATTRIBUTABLE TO OWNERS OF THE PARENT		8,019	6,358	4,653

Consolidated income statements for the years ended December 31, 2023, 2022 and 2021 (continued)

EARNINGS (LOSSES) PER SHARE (Euros)
	Notes	2023	2022	2021
EARNINGS (LOSSES) PER SHARE (Euros)	5	1.29	0.98	0.67
Basic earnings (losses) per share from continuing operations		1.29	0.98	0.63
Diluted earnings (losses) per share from continuing operations		1.29	0.98	0.63
Basic earnings (losses) per share from discontinued operations		—	—	0.04
Diluted earnings (losses) per share from discontinued operations		—	—	0.04
The Notes are an integral part of the Consolidated Financial Statements.

Consolidated statements of recognized income and expense for the years ended December 31, 2023, 2022 and 2021

CONSOLIDATED STATEMENTS OF RECOGNIZED INCOME AND EXPENSE (Millions of Euros)
	2023	2022	2021
PROFIT (LOSS) RECOGNIZED IN INCOME STATEMENT	8,416	6,763	5,618
OTHER RECOGNIZED INCOME (EXPENSE)	1,175	789	(3,977)
ITEMS NOT SUBJECT TO RECLASSIFICATION TO INCOME STATEMENT	(223)	190	358
Actuarial gains (losses) from defined benefit pension plans	(358)	354	218
Non-current assets and disposal groups held for sale	—	—	(3)
Share of other recognized income and expense of entities accounted for using the equity method	—	—	—
Fair value changes of equity instruments measured at fair value through other comprehensive income, net	100	(121)	189
Gains (losses) from hedge accounting of equity instruments at fair value through other comprehensive income, net	—	—	—
Fair value changes of financial liabilities at fair value through profit or loss attributable to changes in their credit risk	(24)	100	33
Income tax related to items not subject to reclassification to income statement	59	(143)	(80)
ITEMS SUBJECT TO RECLASSIFICATION TO INCOME STATEMENT	1,398	599	(4,335)
Hedge of net investments in foreign operations (effective portion)	(1,095)	(1,172)	(117)
Valuation gains (losses) taken to equity	(1,095)	(1,172)	(117)
Transferred to profit or loss	—	—	—
Other reclassifications	—	—	—
Foreign currency translation	1,379	3,413	(2,256)
Translation gains (losses) taken to equity	1,378	3,413	(2,239)
Transferred to profit or loss	1	—	(17)
Other reclassifications	—	—	—
Cash flow hedges (effective portion)	832	72	(691)
Valuation gains (losses) taken to equity	832	91	(553)
Transferred to profit or loss	—	(19)	(137)
Transferred to initial carrying amount of hedged items	—	—	—
Other reclassifications	—	—	—
Debt securities at fair value through other comprehensive income	752	(2,498)	(1,139)
Valuation gains (losses) taken to equity	757	(2,528)	(1,082)
Transferred to profit or loss	(5)	30	(57)
Other reclassifications	—	—	—
Non-current assets and disposal groups held for sale	—	—	(663)
Valuation gains (losses) taken to equity	—	—	(30)
Transferred to profit or loss	—	—	(633)
Other reclassifications	—	—	—
Entities accounted for using the equity method	12	(7)	8
Income tax relating to items subject to reclassification to income statements	(482)	791	523
TOTAL RECOGNIZED INCOME (EXPENSE)	9,591	7,552	1,640
Attributable to minority interests (non-controlling interests)	184	1,352	(500)
Attributable to the parent company	9,407	6,200	2,141
The Notes are an integral part of the Consolidated Financial Statements.

Consolidated statements of changes in equity for the years ended December 31, 2023, 2022 and 2021

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (Millions of Euros)
	Capital (Note 26)	Share Premium (Note 27)	Equity instruments issued other than capital	Other Equity	Retained earnings (Note 28)	Revaluation reserves	Other reserves (Note 28)	(-) Treasury shares (Note 29)	Profit or loss attributable to owners of the parent	(-) Interim dividends (Note 4)	Accumulated other comprehensive income (loss) (Note 30)	Minority interests		Total
2023												Accumulated other comprehensive income (loss) (Note 31)	Other (Note 31)
Balances as of January 1, 2023 ⁽¹⁾	2,955	20,856	—	63	32,536	—	2,345	(29)	6,420	(722)	(17,432)	(3,112)	6,736	50,615
Effect of changes in accounting policies (Note 1.3)	—	—	—	—	175	—	—	—	(62)	—	(210)	4	(4)	(98)
Adjusted initial balance	2,955	20,856	—	63	32,711	—	2,345	(29)	6,358	(722)	(17,642)	(3,109)	6,732	50,517
Total income/expense recognized	—	—	—	—	—	—	—	—	8,019	—	1,388	(213)	397	9,591
Other changes in equity	(94)	(1,087)	—	(22)	3,526	—	(331)	(5)	(6,358)	(228)	—	1	(244)	(4,842)
Issuances of common shares	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Issuances of preferred shares	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Issuance of other equity instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Settlement or maturity of other equity instruments issued	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Conversion of debt on equity	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Common Stock reduction	(94)	(1,087)	—	—	75	—	(316)	1,422	—	—	—	—	—	—
Dividend distribution	—	—	—	—	(1,857)	—	—	—	—	(951)	—	—	(263)	(3,071)
Purchase of treasury shares	—	—	—	—	—	—	—	(2,166)	—	—	—	—	—	(2,166)
Sale or cancellation of treasury shares	—	—	—	—	—	—	1	739	—	—	—	—	—	741
Reclassification of other equity instruments to financial liabilities	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Reclassification of financial liabilities to other equity instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Transfers among components of equity	—	—	—	2	5,651	—	(17)	—	(6,358)	722	—	1	(1)	—
Increase/Reduction of equity due to business combinations	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Share based payments	—	—	—	(41)	—	—	—	—	—	—	—	—	—	(41)
Other increases or (-) decreases in equity	—	—	—	17	(344)	—	2	—	—	—	—	—	20	(305)
Balance as of December 31, 2023	2,861	19,769	—	40	36,237	—	2,015	(34)	8,019	(951)	(16,254)	(3,321)	6,885	55,265
(1) Balances as of December 31, 2022 as originally reported in the Consolidated Financial Statements for the year 2022.
The Notes are an integral part of the Consolidated Financial Statements.

Consolidated statements of changes in equity for the years ended December 31, 2023, 2022 and 2021 (continued)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (Millions of Euros)
2022	Capital (Note 26)	Share Premium (Note 27)	Equity instruments issued other than capital	Other Equity	Retained earnings (Note 28)	Revaluation reserves	Other reserves (Note 28)	(-) Treasury shares (Note 29)	Profit or loss attributable to owners of the parent	(-) Interim dividends (Note 4)	Accumulated other comprehensive income (loss) (Note 30)	Minority interests		Total
												Accumulated other comprehensive income (loss) (Note 31)	Other (Note 31)
Balances as of January 1, 2022 (1)	3,267	23,599	—	60	31,841	—	(1,857)	(647)	4,653	(532)	(16,476)	(8,414)	13,267	48,760
Effect of changes in accounting policies	—	—	—	—	178	—	—	—	—	—	(186)	1	(6)	(12)
Adjusted initial balance	3,267	23,599	—	60	32,019	—	(1,857)	(647)	4,653	(532)	(16,662)	(8,413)	13,261	48,748
Total income/expense recognized	—	—	—	—	—	—	—	—	6,358	—	(158)	947	405	7,552
Other changes in equity	(313)	(2,743)	—	3	692	—	4,202	617	(4,653)	(190)	(822)	4,358	(6,935)	(5,783)
Issuances of common shares	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Issuances of preferred shares	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Issuance of other equity instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Settlement or maturity of other equity instruments issued	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Conversion of debt on equity	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Common Stock reduction	(313)	(2,743)	—	—	250	—	(355)	3,160	—	—	—	—	—	—
Dividend distribution	—	—	—	—	(1,463)	—	—	—	—	(722)	—	—	(185)	(2,370)
Purchase of treasury shares	—	—	—	—	—	—	—	(2,966)	—	—	—	—	—	(2,966)
Sale or cancellation of treasury shares	—	—	—	—	—	—	9	423	—	—	—	—	—	432
Reclassification of other equity instruments to financial liabilities	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Reclassification of financial liabilities to other equity instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Transfers among components of equity (2)	—	—	—	—	2,231	—	2,712	—	(4,653)	532	(822)	4,358	(4,358)	—
Increase/Reduction of equity due to business combinations	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Share based payments	—	—	—	(22)	—	—	—	—	—	—	—	—	—	(22)
Other increases or (-) decreases in equity (2)	—	—	—	25	(326)	—	1,836	—	—	—	—	—	(2,392)	(857)
Balance as of December 31, 2022	2,955	20,856	—	63	32,711	—	2,345	(29)	6,358	(722)	(17,642)	(3,109)	6,732	50,517
(1) Balances as of December 31, 2021 as originally reported in the Consolidated Financial Statements for the year 2021.
(2) The headings "Transfers among components of equity" and "Other increases or decreases in equity" include the effects of the application of IAS 29 "Financial Reporting in Hyperinflationary Economies" in the subsidiaries in Turkey (see Note 2.2.18) for amounts of €1,873 million in "Retained earnings", €1,862 million in "Accumulated other comprehensive income (loss)" and, under the heading of "Minority interests" include, €1,621 million in "Other" and €1,480 million in "Accumulated other comprehensive income (loss)".
The Notes are an integral part of the Consolidated Financial Statements.

Consolidated statements of changes in equity for the years ended December 31, 2023, 2022 and 2021 (continued)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (Millions of Euros)
	Capital (Note 26)	Share Premium (Note 27)	Equity instruments issued other than capital	Other Equity	Retained earnings (Note 28)	Revaluation reserves	Other reserves (Note 28)	(-) Treasury shares (Note 29)	Profit or loss attributable to owners of the parent	(-) Interim dividends (Note 4)	Accumulated other comprehensive income (loss) (Note 30)	Minority interests		Total
2021												Accumulated other comprehensive income (loss) (Note 31)	Other (Note 31)
Balances as of January 1, 2021 (¹)	3,267	23,992	—	42	30,508	—	(164)	(46)	1,305	—	(14,356)	(6,949)	12,421	50,020
Total income/expense recognized	—	—	—	—	—	—	—	—	4,653	—	(2,512)	(1,465)	965	1,640
Other changes in equity	—	(393)	—	17	1,333	—	(1,693)	(600)	(1,305)	(532)	391	—	(119)	(2,900)
Issuances of common shares	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Issuances of preferred shares	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Issuance of other equity instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Settlement or maturity of other equity instruments issued	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Conversion of debt on equity	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Common Stock reduction	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Dividend distribution	—	(393)	—	—	—	—	—	—	—	(532)	—	—	(119)	(1,045)
Purchase of treasury shares	—	—	—	—	—	—	—	(1,022)	—	—	—	—	—	(1,022)
Sale or cancellation of treasury shares	—	—	—	—	—	—	17	421	—	—	—	—	—	438
Reclassification of other equity instruments to financial liabilities	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Reclassification of financial liabilities to other equity instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Transfers among components of equity	—	—	—	—	1,693	—	(780)	—	(1,305)	—	391	—	—	—
Increase/Reduction of equity due to business combinations	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Share based payments	—	—	—	(11)	—	—	—	—	—	—	—	—	—	(11)
Other increases or (-) decreases in equity	—	—	—	28	(360)	—	(930)	—	—	—	—	—	1	(1,260)
Balance as of December 31, 2021	3,267	23,599	—	60	31,841	—	(1,857)	(647)	4,653	(532)	(16,476)	(8,414)	13,267	48,760
(1) Balances as of December 31, 2020 as originally reported in the Consolidated Financial Statements for the year 2020.

The Notes are an integral part of the Consolidated Financial Statements.

Consolidated statements of cash flows for the years ended December 31, 2023, 2022 and 2021

CONSOLIDATED STATEMENTS OF CASH FLOWS (Millions of Euros)
	Notes	2023	2022	2021
A) CASH FLOWS FROM OPERATING ACTIVITIES		(721)	23,718	(1,242)
Of which hyperinflation effect from operating activities	2.2.18	1,884	2,692	—
Profit for the year		8,416	6,763	5,618
Adjustments to obtain the cash flow from operating activities		12,150	11,746	7,688
Depreciation and amortization		1,403	1,328	1,234
Other adjustments		10,747	10,418	6,454
Net increase/decrease in operating assets		(77,408)	(42,900)	(38,267)
Financial assets held for trading		(27,884)	14,658	(17,031)
Non-trading financial assets mandatorily at fair value through profit or loss		(1,288)	(421)	(908)
Other financial assets designated at fair value through profit or loss		(42)	179	25
Financial assets at fair value through other comprehensive income		2,512	(1,014)	7,116
Financial assets at amortized cost		(51,182)	(55,754)	(28,062)
Other operating assets		476	(548)	592
Net increase/decrease in operating liabilities		61,473	51,343	25,266
Financial liabilities held for trading		24,435	2,907	6,479
Other financial liabilities designated at fair value through profit or loss		2,003	293	(837)
Financial liabilities at amortized cost		36,127	48,161	19,682
Other operating liabilities		(1,092)	(17)	(58)
Collection/payments for income tax		(5,353)	(3,234)	(1,546)
B) CASH FLOWS FROM INVESTING ACTIVITIES		(1,419)	(3,911)	(1,634)
Of which hyperinflation effect from investing activities	2.2.18	772	759	—
Investment		(1,912)	(4,506)	(12,472)
Tangible assets		(1,129)	(1,812)	(396)
Intangible assets		(690)	(630)	(550)
Investments in joint ventures and associates		(93)	(81)	(50)
Subsidiaries and other business units		—	(1,389)	—
Non-current assets classified as held for sale and associated liabilities	21	—	(594)	(11,476)
Other settlements related to investing activities		—	—	—
Divestments		492	596	10,838
Tangible assets		92	29	78
Intangible assets		—	—	—
Investments in joint ventures and associates		58	127	80
Subsidiaries and other business units		21	—	10
Non-current assets classified as held for sale and associated liabilities	21	321	440	10,670
Other collections related to investing activities		—	—	—
C) CASH FLOWS FROM FINANCING ACTIVITIES		(1,842)	(7,563)	(4,349)
Of which hyperinflation effect from financing activities	2.2.18	—	—	—
Payments		(7,224)	(7,996)	(4,786)
Dividend distribution (shareholders remuneration)		(2,808)	(2,185)	(926)
Subordinated liabilities		(1,629)	(2,258)	(2,301)
Treasury share amortization		(94)	(313)	—
Treasury share acquisition		(2,072)	(2,670)	(1,022)
Other items relating to financing activities		(622)	(571)	(538)
Collections		5,383	434	438
Subordinated liabilities		4,672	—	—
Treasury shares increase		—	—	—
Treasury shares disposal		711	434	438
Other items relating to financing activities		—	—	—
D) EFFECT OF EXCHANGE RATE CHANGES		(357)	(288)	(1,864)
E) NET INCREASE/DECREASE IN CASH AND CASH EQUIVALENTS (A+B+C+D)		(4,339)	11,957	(9,089)
F) CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR (¹)		79,756	67,799	76,888
G) CASH AND CASH EQUIVALENTS AT END OF THE YEAR (E+F)		75,416	79,756	67,799

COMPONENTS OF CASH AND EQUIVALENTS AT END OF THE YEAR (Millions of Euros)
	Notes	2023	2022	2021
Cash	9	7,751	6,533	6,877
Balance of cash equivalent in central banks	9	60,750	67,314	55,004
Other financial assets	9	6,916	5,909	5,918
Less: Bank overdraft refundable on demand		—	—	—
TOTAL CASH AND CASH EQUIVALENTS AT END OF THE YEAR		75,416	79,756	67,799
(1) In 2021 it includes the balance of the Group's businesses in the United States included within the scope of the USA Sale (see Note 3).
The Notes are an integral part of the Consolidated Financial Statements.

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
As of December 31, 2023, in addition to the Bank, the BBVA Group had 196 consolidated entities and 45 entities accounted for using the equity method (see Notes 3 and 16 and Appendices I to V).
The Consolidated Financial Statements of the BBVA Group for the year ended December 31, 2023, were authorized for issue on March 1, 2024.
1.2Basis for the presentation of the Consolidated Financial Statements
The BBVA Group’s Consolidated Financial Statements are presented in compliance with IFRS-IASB (International Financial Reporting Standards as issued by the International Accounting Standards Board), as well as in accordance with the International Financial Reporting Standards endorsed by the European Union (EU-IFRS) applicable as of December 31, 2023, considering the Bank of Spain Circular 4/2017, as well as its successive amendments, and with any other legislation governing financial reporting which is applicable and with the format and mark-up requirements established in the EU Delegated Regulation 2019/815 of the European Commission.
The BBVA Group’s Consolidated Financial Statements for the year ended December 31, 2023 were prepared by the Group’s Directors (through the Board of Directors meeting held on February 6, 2024) by applying the principles of consolidation, accounting policies and valuation criteria described in Note 2, so that they present fairly the Group’s total consolidated equity and financial position as of December 31, 2023, together with the consolidated results of its operations and cash flows generated during the year ended December 31, 2023.
These Consolidated Financial Statements were prepared on the basis of the accounting records kept by the Bank and each of the other entities in the Group. Moreover, they include the adjustments and reclassifications required to harmonize the accounting policies and valuation criteria used by the Group (see Note 2.2).
All applicable accounting standards and valuation criteria with a significant effect on the Consolidated Financial Statements were applied in their preparation.
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
1.3Comparative information
IFRS 17 "Insurance Contracts"
As of January 1, 2023, IFRS 17 "Insurance Contracts" replaced IFRS 4 in the accounting treatment of insurance contracts. IFRS 17 is mandatory for financial years beginning on January 1, 2023, therefore such standard has been applied in these Consolidated Financial Statements for the first time with one year of comparative information, that is, for the BBVA Group, from January 1, 2022 to December 31, 2022 has been restated accordingly (see Note 2.3 and Appendix X). The impact of these retrospective adjustments was not significant for the consolidated financial statements of the BBVA Group.
1.4Seasonal nature of income and expense
The nature of the most significant activities carried out by the BBVA Group’s entities is mainly related to typical activities carried out by financial institutions, and are not significantly affected by seasonal factors within the same year.

1.5Responsibility for the information and for the estimates made
The information contained in the BBVA Group’s Consolidated Financial Statements is the responsibility of the Group’s Directors.
Estimates were required to be made at times when preparing these Consolidated Financial Statements in order to calculate the recorded or disclosed amount of some assets, liabilities, income, expense and commitments. These estimates relate mainly to the following:
–Loss allowances on certain financial assets (see Notes 7, 13, 14 and 16).
–The assumptions used in the valuation of insurance and reinsurance contracts (see Note 23), to quantify certain provisions (see Note 24) and the calculation of post-employment benefit liabilities and commitments (see Note 25).
–The useful life and impairment losses of tangible and intangible assets (see Notes 17, 18, and 21).
–The valuation of goodwill and price allocation of business combinations (see Note 18).
–The fair value of certain unlisted financial assets and liabilities (see Notes 7, 8, 10, 11, 12, 13 and 15).
–The recoverability of deferred tax assets and the forecast for corporate income tax (see Note 19).
In general, the BBVA Group is working to consider and include in its financial analysis models how climate risk and other climate-related matters can affect the financial statements, cash flows and financial performance of the group. Where these risks are being considered, the relevant estimates and judgments, to the extent that they are material, are also being considered when preparing the financial statements of the BBVA Group and they are disclosed in the corresponding Notes to the Consolidated Financial Statements.
The prevailing geopolitical and economic uncertainties (see Note 7.1) entail a greater complexity in developing reliable estimations and applying judgment.
Estimates have been made on the basis of the best available information on the matters analyzed as of December 31, 2023. However, it is possible that events may take place subsequent to such date, which could make it necessary to amend these estimations (upward or downward), which would be carried out prospectively, recognizing the effects of the change in estimation in the consolidated financial statements.
During 2023 there have been no significant changes in the estimates made as of December 31, 2022 and 2021, other than those indicated in these Consolidated Financial Statements.
1.6BBVA Group’s Internal Control over Financial Reporting
BBVA Group’s Consolidated Financial Statements are prepared under an Internal Control over Financial Reporting (ICFR) model. It provides reasonable assurance with respect to the reliability and the integrity of the consolidated financial statements. It is also aimed to support that the transactions are processed in accordance with the applicable laws and regulations.
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
In order to ensure the necessary independence of the aforementioned internal financial control units, they are integrated within the Regulation & Internal Control area, whose head reports to the Board of Directors through its Committees, and defines and coordinates the Group's entire internal control model, based on two pillars:
–A control system organized into three lines of defense that has been updated and strengthened, as described below:
a.The first line of defense (1LoD) is located within the business and support units, which are responsible for identifying risks associated with their processes, as well as for implementing and executing the necessary controls to mitigate them. The Risk Control Assurer (RCA) role was created to reinforce the adequate risk management in each area’s processes.

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
–A committee structure in the Group, called Corporate Assurance, which enables the escalation of possible weaknesses to the Group's Management as well as the management of issues related to internal control, both at a consolidated level and also in each of the countries where the Group operates.
The RCA and RCS Finance (Internal Financial Control) units comply with a common and standard methodology established at the Group level, as set out in the following diagram:
The ICFR model includes both the controls related to the financial information generation processes, as well as those of a broader scope, designed to improve the Group's general control environment (ELC or Entity Level Control). Both types of controls are assessed on a regular basis by the Group's Control areas and by the Group's Internal Audit unit. It is also supervised by the Audit Committee of the Bank’s Board of Directors.
The BBVA Group also complies with the requirements of the Sarbanes-Oxley Act (“SOX”) for the preparation of the consolidated Financial Statements, as a company with securities registered with the U.S. Securities and Exchange Commission (“SEC”). The main senior executives of the Group are involved in the design and implementation of the internal control model with the aim of making it effective and to support the quality and accuracy of the financial information.
2.Principles of consolidation, accounting policies and measurement bases applied and recent IFRS pronouncements
The Glossary includes the definition of some of the financial and economic terms used in Note 2 and subsequent Notes of the Consolidated Financial Statements.
2.1Principles of consolidation
In terms of its consolidation, the Financial Statements of the BBVA Group are comprised of four types of entities: subsidiaries, joint ventures, associates and structured entities, defined as follows:
–Subsidiaries
Subsidiaries are entities controlled by the Group (for definition of control, see Glossary).
Generally, there is a presumption that a majority of voting rights gives rise to control. When the Group holds less than the majority of the voting rights or similar rights in an entity, the Group considers all relevant facts and circumstances in assessing whether it has control over the entity, including:
•Contractual arrangements with other holders of voting rights.
•The rights arising from other contractual arrangements.
•The Group's voting rights and potential voting rights.

There are certain entities that, although the Group holds less than 50% of the voting rights in them, are considered to be subsidiaries because the Group has the ability to exercise control over them (see Appendix I).
The financial statements of the subsidiaries are fully consolidated with those of the Bank through the full consolidation method, which consists of the aggregation of assets, liabilities and equity, income and expenses, of a similar nature, shown in their individual financial statements. Intragroup assets and liabilities, equity, income and expenses and cash flows related to intragroup transactions are eliminated in consolidation.
The share of non-controlling interests from subsidiaries in the Group’s consolidated total equity is presented under the heading “Minority interests (Non-controlling interests)” in the consolidated balance sheet. Their share in the profit or loss for the period or year is presented under the heading “Attributable to minority interests (non-controlling interests)” in the consolidated income statement (see Note 31).
Note 3 includes information related to the main subsidiaries in the Group as of December 31, 2023, 2022 and 2021. Appendix I includes other significant information on all entities.
–Joint ventures
Joint ventures are those entities for which there is a joint control arrangement with third parties other than the Group (for definitions of joint arrangement, joint control and joint venture, refer to Glossary).
The investments in joint ventures are accounted for using the equity method (see Note 16). Appendix II shows the main figures for the main joint ventures accounted for using the equity method as of December 31, 2023.
–Associates
Associates are entities in which the Group is able to exercise significant influence (for definition, see Glossary), but not control or joint control. Significant influence is deemed to exist when the Group owns 20% or more of the voting rights of an investee directly or indirectly, unless it can be clearly demonstrated that this is not the case.
The Group evaluates the existence of significant influence, not only based on the voting rights but also qualitative factors such as presence on the board of directors, participation in decision-making processes, exchange of management personnel, as well as access to technical information. Regarding joint agreements, in addition to evaluating the rights and obligations of the parties thereto, other facts and circumstances are considered to determine whether an agreement is a joint venture or a joint operation. When the sale or contribution of a controlled business to an associate or joint venture occurs, the Group recognizes any retained interest at fair value. The difference between the book value of the business contributed and the fair value of the retained investment plus the corresponding disposal is fully recognized in the income statement.
Certain entities in which the Group owns 20% or more of the voting rights are not included as Group associates, since the Group does not have the ability to exercise significant influence over these entities. Investments in these entities are classified as “Non-trading financial assets mandatorily at fair value through profit or loss” (see Note 11) or "Financial assets at fair value through other comprehensive income" (see Note 13).
In contrast, some investments in entities in which the Group holds less than 20% of the voting rights are accounted for as Group associates, as the Group is considered to have the ability to exercise significant influence over these entities. As of December 31, 2023, 2022 and 2021, these entities are not significant to the Group.
Associates are valued for by the equity method. These entities are initially recognized at cost and subsequently adjusted according to the changes in the Group's share of the net assets of such entities after their acquisition (see Note 16). The Group's income statement reflects the proportion of the results generated by associates in the line "Results of entities accounted for using the equity method". The main figures of the most significant entities are shown in Appendix II.
–Structured entities
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
The BBVA Group maintains the decision-making power over the relevant activities of these vehicles and financial support through contracts, as is standard in the securitization market.
The most common ones are investment positions in equity tranches of notes; funding through subordinated debt; credit enhancements through derivative instruments or liquidity lines; management rights of defaulted securitized assets; “clean-up” call derivatives; and asset repurchase clauses by the grantor.
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
As of December 31, 2023, 2022 and 2021 there was no material financial support from the Bank or its subsidiaries to non-consolidated structured entities.
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
The consolidated financial statements of subsidiaries, associates and joint ventures used in the preparation of the Consolidated Financial Statements of the Group have the same presentation date as the Consolidated Financial Statements. If financial statements at those same dates are not available, the most recent will be used, as long as these are not older than three months, and adjusted to take into account the most significant transactions. As of December 31, 2023, financial statements as of December 31 of all Group entities were utilized except in the case of the consolidated financial statements of six associates deemed non-significant for which financial statements as of November 30, 2023 were used.
Business combinations
A business combination is a transaction, or any other deal, by which the Group obtains control over one or more businesses, accounting for by applying the “acquisition method”.

According to this method, the acquirer has to recognize the assets acquired and the liabilities and contingent liabilities assumed, including those that the acquired entity had not accounted for. The method involves the measurement of the consideration received for the business combination and its allocation to the assets, liabilities and contingent liabilities measured according to their fair value, at the purchase date, as well as the recognition of any non-controlling participation (minority interests) that may arise from the transaction.
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
The acquirer shall recognize an asset in the consolidated balance sheet under the heading “Intangible asset - Goodwill” (see Note 2.2.7) if on the acquisition date there is a positive difference between:
–the sum of the consideration paid, the amount of all the minority interests and the fair value of the stock previously held in the acquired business; and
–the fair value of the assets acquired and liabilities assumed.
If this difference is negative, it shall be recognized directly in the income statement under the heading “Negative goodwill recognized in profit or loss”.
Minority interests in the acquired entity may be measured in two ways: either at their fair value; or at the proportional percentage of net assets identified in the acquired entity. The method of valuing minority interests may be elected in each business combination. BBVA Group has always elected the second method.
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
–The way in which business model managers are remunerated; and
–The frequency, amount and timing of sales in previous years, the reasons for such sales and expectations regarding future sales.
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
–Financial liabilities that are held for trading, including derivatives, are financial instruments which are recorded in this category when the Group’s objective is to generate gains by buying and selling these financial instruments or generate short-term results; and
–Financial liabilities that are designated at fair value through profit or loss on initial recognition under the Fair Value Option. The Group has the option to designate irrevocably, on the initial moment of recognition, a financial liability at fair value through profit or loss provided that doing so results in the elimination or significant reduction of measurement or recognition inconsistency, or if a group of financial liabilities, or a group of financial assets and financial liabilities, has to be managed, and its performance evaluated, on a fair value basis in accordance with a documented risk management or investment strategy.
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
According to IFRS 9, the 90-days past due default is a presumption that can be rebutted in those cases where the entity considers, based on reasonable and supportable information, that it is appropriate to use a longer term. As of December 31, 2023, the Group has not used terms exceeding 90 days past due.
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
In any case, a restructuring will be considered impaired when the reduction in the net present value of the financial obligation is greater than 1%.
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
a.More than 30 days past due. According to IFRS 9, default of more than 30 days is a presumption that can be rebutted in those cases in which the entity considers, based on reasonable and documented information, that such non-payment does not represent a significant increase in risk. As of December 31, 2023, the Group has not considered periods higher than 30 days.
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
–The time value of money; and
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
2.2.4Tangible Assets
Tangible assets are classified according to their nature:
–Property, plant and equipment for own use
This heading includes the assets under ownership or acquired under lease terms (right to use), intended for future or current use by the Group and that it expects to hold for more than one year. It also includes tangible assets received by the Group in full or partial settlement of receivables from third parties which are expected to be held for continuing use.
–Investment properties
Includes the value of land, buildings and other structures that are held either for rental or for capital gain on sale, and which are not expected to be used in the ordinary course of business and are not intended for own use.
–Assets leased out under an operating lease
Includes assets for which the Group has granted the right of use to another company through an operating lease contract.
In general, and as an accounting policy option, tangible assets are recorded in the balance sheets under the cost model, i.e., at acquisition cost, less the related accumulated depreciation and, if applicable, the estimated impairment losses resulting from comparing the net book value of each item with its corresponding recoverable value (see Note 17).
The Group uses the straight-line method to calculate depreciation over the estimated useful life of the asset. The depreciation charge for tangible assets is recorded under "Depreciation and amortization" in the income statement (see Note 45) and is the result of using the following depreciation rates:

General depreciation rates for tangible assets
Type of assets	Annual Percentage
Buildings for own use	1% - 4%
Furniture	8% - 10%
Fixtures	6% - 12%
Office supplies and hardware	8% - 25%
Lease use rights	The lesser of the lease term or the useful life of the underlying asset
At each reporting date, the Group analyzes whether there are indicators that a tangible asset may be impaired and, if any, adjusts the carrying amount to its recoverable amount, modifying future depreciation charges in accordance with its revised remaining useful life. Similarly, if there is indication that the value of a tangible asset that was previously impaired has been recovered, the Group estimates the recoverable amount of the asset and recognizes in the income statement the reversal of the impairment loss recognized in previous years and thus, adjusts the future depreciation charges. Any impairment or reversal of impairment will be recognized with the offsetting entry recorded to the heading “Impairment or reversal of impairment of non-financial assets - Intangible assets” of the consolidated income statement (see Note 49).
In the BBVA Group, most of the buildings held for own use are assigned to the different Cash Generating Units (hereinafter, "CGUs") to which they belong. The corresponding impairment analyses are performed for these CGUs to determine whether sufficient cash flows are generated to support the value of the assets comprised therein.
Operating and maintenance expenses relating to tangible assets for own use are recognized in the year in which they are incurred under "Administrative expenses - Property, plant and equipment" in the income statement (see Note 44.2).
Additionally, for those geographical areas with subsidiaries where the Group applies IAS 29 "Financial Reporting in Hyperinflationary Economies", this type of asset is adjusted, at each balance sheet date, to show variations in the purchasing power of the currency due to inflation from the date of acquisition or inclusion in the consolidated balance sheet (see Note 2.2.18).
2.2.5Leases
In general, the Group will record assets and liabilities for lease contracts by recording a right of use (right to use the leased asset) under ''Tangible assets - Property, plant and equipment'' and ''Tangible assets - Investment property'' (see Note 17), and a lease liability (its obligation to make lease payments) under ''Financial liabilities at amortized cost - Other financial liabilities'' (see Note 22.5). The BBVA Group applies two exceptions in the case of short-term leases and leases whose underlying asset is of low value. In these cases, lease payments are recognized under "Other operating expense" (see Note 42) in the consolidated income statement over the term of the lease.
At the initial date of the lease, the lease liability is equal to the present value of all lease unpaid payments. Subsequently, it is valued at amortized cost.
The right to use assets is initially recorded at cost and is subsequently reduced by accumulated amortization and accumulated impairment. The Group has decided to calculate depreciation using the straight-line method. Depreciation of tangible assets is recorded under "Depreciation and amortization" in the consolidated statement of income (see Note 45).
The interest expense on the lease liability is recorded under the heading “Interest expense” (see Note 37.2). Variable payments not included in the initial measurement of the lease liability are recorded under the heading “Administration costs – Other administrative expense” (see Note 44.2).
Operating lease and sublease incomes are recognized in the consolidated income statements under the headings “Other operating income” (see Note 42).
On the other hand, when the Group acts as a lessor, it classifies leases as finance or operating leases. In finance leases, the sum of the present values of the amounts received plus the guaranteed residual value is recorded as financing provided to third parties and is included under "Financial assets at amortized cost" in the consolidated balance sheet (see Note 14).
In operating leases, the acquisition cost of the leased assets is presented under "Tangible assets - Property, plant and equipment - Assigned under operating leases" in the consolidated balance sheet (see Note 17). These assets are depreciated in accordance with the policies adopted for similar tangible assets for own use and the income and expenses arising from the lease contracts are recognized in the consolidated income statement on a straight-line basis under "Other operating income" and "Other operating expense", respectively (see Note 42).
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
Additionally, for those geographical areas with subsidiaries where the Group applies IAS 29 "Financial Reporting in Hyperinflationary Economies", this type of asset is being adjusted to show changes in the purchasing power of the currency due to inflation from the date of acquisition or inclusion in the consolidated balance sheet (see Note 2.2.18).

2.2.6Non-current assets and disposal groups classified as held for sale and liabilities included in disposal groups classified as held for sale
This heading includes the carrying amount of individual items or items integrated in a group ("disposal group") or that form part of a significant business line or geographical area that is intended to be disposed of (“discontinued operation”) whose sale is highly probable to take place under the current conditions within a period of one year from the date to which the financial statements refer. Additionally, it includes assets that were expected to be disposed of within one year, but for which disposal there is a delay caused by events and circumstances beyond the Group's control, and there is sufficient evidence that the Group remains committed to its plan for sale (see Note 21), in particular, regarding real estate assets or other assets received to cancel, in whole or in part, the payment obligations of debtors for credit operations. These assets are not amortized as long as they remain in this category.
With respect to valuation, in general, foreclosed real estate assets or assets received in payment of debts are recognized both at the date of acquisition and subsequently, at the lower of their fair value less estimated costs to sell and their carrying amount, with the possibility of recognizing an impairment or reversal of impairment for the difference, if applicable. When the amount of the sale less estimated costs to sell exceeds the carrying amount, the gain is not recognized until the time of disposal and derecognition.
The applicable carrying value of the financial asset is updated at the time of foreclosure, treating the foreclosed property as collateral and taking into account the corresponding credit risk hedges at the time prior to delivery. The fair value of foreclosed assets is based mainly on appraisals or valuations performed by independent experts with a maximum age of one year, or less if there are indications of impairment; in addition, by appraisal, the need to apply a discount on the asset based on its specific conditions or market conditions for such type of assets is evaluated and in any case, the entity’s estimated sale costs are deducted.
Gains/losses on disposal of these assets and impairment losses are recognized under "Gains (losses) on non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations" in the consolidated income statement (see Note 50). Other income and expenses are classified in the income statement items according to their nature.
The income and expenses of discontinued operations generated in the year, even if they were generated prior to their classification as discontinued operations, are presented, net of the tax effect, as a single amount under "Profit (loss) after tax from discontinued operations" in the consolidated income statement. This caption also includes the results obtained on disposal (net of the tax effect).
Additionally, for those geographical areas with subsidiaries where the Group applies IAS 29 "Financial Reporting in Hyperinflationary Economies", this type of assets is being adjusted to show changes in the purchasing power of the currency due to inflation from the date of acquisition or inclusion in the consolidated balance sheet (see Note 2.2.18).
2.2.7Intangible assets
Goodwill
Goodwill represents the advance payment made by the entity for future economic benefits, from assets that have not been individually identified nor separately recognized in a business combination.
Goodwill is allocated to one or more cash-generating units (CGUs) that are expected to be the beneficiaries of the synergies derived from the business combinations. CGUs represent the smallest identifiable groups of assets that generate cash flows for the Group. Goodwill is not amortized and is periodically tested for impairment (see Note 18), comparing the carrying amount of that CGU - adjusted by the amount of goodwill attributable to minority interests, in the event that the Group has not chosen to measure minority interests at fair value, with its recoverable amount.
The recoverable amount of a CGU is equal to the fair value less sale costs or its value in use, whichever is greater. Value in use is calculated as the discounted value of the cash flow projections that the unit’s management estimates and is based on the latest budgets approved for the coming years. The main assumptions used in its calculation are: a growth rate to extrapolate the cash flows indefinitely, and the discount rate used to discount the cash flows, which is equal to the cost of the capital assigned to each CGU, and equivalent to the sum of the risk-free rate plus a risk premium inherent to the CGU being evaluated for impairment. If the carrying amount of the CGU exceeds the related recoverable amount, the Group recognizes an impairment loss.
Impairment losses on goodwill are recorded under "Impairment or reversal of impairment of non-financial assets - Intangible assets" (see Note 49).
Other intangible assets
These assets may have an indefinite useful life if it is concluded that there is no foreseeable limit to the period over which the asset is expected to generate net cash flows for the consolidated entities. In all other cases they have a finite useful life (see Note 18.2).
Intangible assets with indefinite useful lives are not amortized but are tested for impairment at least annually.
Intangible assets with a finite useful life are amortized according to the duration of this useful life, using methods similar to those used to depreciate tangible assets. Finite useful life intangible assets consist mainly of IT applications acquisition costs which have a useful life, in general, of 5 years. Internally developed software is recognized as an intangible asset when, among other requirements, it has the capacity to be used or sold, it is identifiable and its capacity to generate economic benefits in the future can be demonstrated. The amortization charge of these assets is recognized in the consolidated income statements under the heading "Depreciation and amortization" (see Note 45).

Any impairment losses on the carrying amount of these assets will be recognized under the heading “Impairment or reversal of impairment on non-financial assets- Intangible assets” in the consolidated income statements (see Note 49). The criteria used to recognize the impairment losses on these assets and, where applicable, the recovery of impairment losses recognized in prior years, are similar to those used for tangible assets.
Additionally, for those geographical areas with subsidiaries where the Group applies IAS 29 "Financial Reporting in Hyperinflationary Economies", this type of asset is being adjusted to show changes in the purchasing power of the currency due to inflation from the date of acquisition or inclusion in the consolidated balance sheet (see Note 2.2.18).
2.2.8Insurance and reinsurance contracts
Assets and liabilities under insurance and reinsurance contracts under IFRS 17 applicable to 2023 and 2022
The initial application date of IFRS 17 by the BBVA Group was January 1, 2023 and it has been applied to the year ended December 31, 2023, with a transition date of January 1, 2022. IFRS 17 superseded IFRS 4 as the accounting standard applicable to the recognition, measurement and presentation of contracts that transfer significant insurance risk, with one year of comparative information, that is, for the BBVA Group, from January 1, 2022 to December 31, 2022 has been restated accordingly (see Note 2.3 and Appendix X).
The assets and liabilities of the BBVA Group’s insurance subsidiaries are recognized according to their nature under the corresponding headings of the consolidated balance sheet.
The heading “Insurance and reinsurance assets” in the consolidated balance sheets includes the amounts that the consolidated insurance subsidiaries are entitled to receive under the reinsurance contracts entered into by them with third parties and, more specifically, the value of reinsurance covers in respect of the insurance liabilities recognized by the consolidated subsidiaries.
The heading “Liabilities under insurance and reinsurance contracts” in the consolidated balance sheets includes the liabilities recognized due to insurance contracts recorded by the consolidated subsidiaries in accordance with IFRS 17 (see Note 23).
The income or expense reported by the BBVA Group’s consolidated insurance subsidiaries on their insurance activities is recognized, in accordance with their nature, in the corresponding items of the consolidated income statements.
Definition, grouping and classification
The Group evaluates whether a significant insurance risk from a third party is being accepted in its contracts, when agreeing to compensate the policyholder if a specified uncertain future event adversely affects the policyholder. Thus, it identifies those insurance contracts that fall within IFRS 17. This evaluation was already carried out by the Group under IFRS 4 for the classification of its contracts between insurance contracts and financial liabilities.
The BBVA Group groups insurance contracts considering the following aspects:
–whether they are subject to similar risks and are managed jointly, separating as well direct insurance and reinsurance contracts.
– their profitability or onerousness (in general, the Group classifies contracts by their profitability into two groups: onerous contracts, and non-onerous contracts or contracts without a significant possibility of becoming onerous)1.
–and their year of issuance or cohort, grouping by this last criterion the contracts issued in the calendar year, i.e., between January 1 and December 31 of each year.
Since the Group has chosen the fair value transition approach, for long-term contracts (mainly life-risk and life-saving insurance) issued prior to the transition date of January 1, 2022 (see Note 2.3), it has not been necessary to aggregate the contracts by previous cohorts. For contracts issued after the transition date, the Group classifies them by year of issuance, and therefore, the Group has not accepted the exception provided for in the adoption of the standard by the European Union on annual cohorts in products with matched cash flows2.
The Group has applied the analysis on the separation of non-insurance components only to insurance contracts falling under the scope of IFRS 17, with the entities identifying within their portfolios the existence of non-insurance components, and concluding based on expert judgment whether or not they need to separate them. In the case of non-separable investment components, they are included in the asset or liability, as appropriate, but are excluded from insurance income or expenses in the income statement.
The initial recognition date has been established as the earliest of: the beginning of the coverage period of the group of contracts, the date when the first payment from an insurance policyholder in the group became due, or in the case of a group of onerous contracts, when the group becomes onerous. From that date, the insurance and reinsurance contracts have been reflected in the consolidated financial statements and valued in accordance with the provisions of IFRS 17.
The Group derecognizes insurance contracts when the contract expires, that is, upon expiration of the contract or upon settlement of all the benefits of the contract or upon its cancellation; or when a modification is made to the terms of the contract that gives rise to derecognition.
1 There is the possibility of defining three or more onerous groups.
2 Article 2 of Regulation (EU) 2021/2036 of the Commission of November 19, 2021.

Valuation methods
The Group has carried out an analysis of the limits of insurance and reinsurance contracts under IFRS 17, separately, applying the General Model (Building Block Approach) by default to all contracts, except those eligible to be valued by the Simplified Model (Premium Allocation Approach), or the Variable Fee Approach.
The General Model requires that insurance contracts be initially valued for the total of:
–fulfillment cash flows, which comprise the estimation of future cash flows discounted to reflect the time value of money, the financial risk associated, and a risk adjustment for non-financial risk that would represent the compensation required for the uncertainty associated with the amount and timing of the expected cash flows;
–and the contractual service margin (CSM), which represents the expected unearned profit from insurance contracts, which will be recognized in the entity’s income statement as the service is provided in the future, instead of being recognized at the time of the estimation.
Subsequently, the amount recognized in the consolidated balance sheet for each group of insurance contracts measured under this model comprises the liability for remaining coverage, which includes the aforementioned fulfillment cash flows and the contractual service margin, and the liability for incurred claims, which includes the cash flows from related to claims that have occurred, but have not been paid, discounted to reflect the time value of money, the financial risk associated with future cash flows, and a risk adjustment for non-financial risk that would represent the compensation required by the uncertainty associated with the amount and timing of the expected cash flows. The Group uses the General Model for the valuation of liabilities under insurance and reinsurance contracts that correspond to long-term commitments, a portfolio that represents the majority of what is recorded in the balance sheet.
The Group used the Simplified Model in the valuation of the liability for remaining coverage of contracts with a coverage period of one year or less, or in those contracts with a duration of more than one year but which are not expected to have a valuation significantly different from that of the General Model. Under this Simplified Model, the liability for remaining coverage is made up of the premiums received (collected), less the cash flows for the acquisition of the insurance paid, plus or minus the premiums or expected acquisition cash flows recorded in the income statement, respectively. The income statement recording is carried out on a linear basis throughout the coverage period of the contract, in the event that the accrual of income is also accrued. By default, the Group has chosen to defer acquisition expenses, although there is an option to recognize such expenses when they are incurred. In turn, the groups of contracts valued under this model have a liability for incurred claims calculated in a manner similar to that of the General Model. The Group has valued direct insurance contracts whose coverage period is less than one year, using the Simplified Model, the same method used for the valuation of assets for the reinsurance ceded. This model has also been used by the Group when the valuation under this Simplified Model does not differ significantly from that which would be produced by applying the General Model.
The amount of the contracts valued following the Variable Fee Approach is residual in the Group.
The BBVA Group has defined and identified for each group of contracts the hedging units to be used for the release to profit or loss of the contractual service margin, in accordance with IFRS 17, and subsequent interpretations issued by the Transition Resource Group for IFRS 17 and the IFRIC. The adjustments made to the contractual service margin in the subsequent measurement are those established in paragraph 44 of IFRS 17.
Furthermore, the Group has chosen the accounting policy option of not changing the treatment of accounting estimates made in previous interim closings.
Discount rate
The methodology used to obtain the discount rate differs according to the entity and portfolio to which it is applied, highlighting mainly the cases of the companies in Spain and Mexico, where the Group has greater presence (see Note 23). In the first case, the top-down approach has been mainly applied and it has been verified that the Internal Rate of Return (hereinafter “IRR”) of the entity’s asset portfolio converges with the IRR of a reference portfolio from which the European Insurance and Occupational Pensions Authority (hereinafter “EIOPA”) fundamental spread is discounted for. In the second case, the top-down approach has been used for immunized portfolios (see Glossary), eliminating the spread for credit risk through the EIOPA fundamental spread. However, in non-immunized portfolios, the bottom-up approach has been used, using the swap curve as the risk-free rate.
Risk adjustment for non-financial risk
The risk adjustment for non-financial risk represents the compensation required for bearing uncertainty about the amount and timing of the associated cash flows. To estimate the non-financial risk adjustment, the Group has used its own methodologies based on calculations of the Value at Risk (VaR) of the commitments associated with the Life and Non-Life businesses, using in the case of Spain a confidence level of 80% and in the case of Mexico 70%.
Onerosity
An insurance contract is onerous at the date of initial recognition if the fulfilment cash flows allocated to the contract, any previously recognized insurance acquisition cash flows and any cash flows arising from the contract at the date of initial recognition in total are a net outflow.
The Group has classified the contracts valued under the General Model into onerous groups, considering the fulfillment cash flows, acquisition expenses and any other attributable cash flow. The evaluation is carried out, in general terms, contract by contract, except in those cases where it is possible to group into sets of homogeneous contracts.

Contracts valued under the Simplified Model, by default, are assumed to be non-onerous at their initial recognition, unless there are facts and circumstances that indicate otherwise, where the Group relies on information from existing internal reports (ratios and indicators) for monitoring business performance, adjusted to the criteria of IFRS 17, as well as market evolution expectations based on expert judgment. The granularity to carry out this evaluation may be the same as that used to monitor the business through the abovementioned internal reports.
In the same way as the contractual service margin represents the estimated future benefit of the insurance contract, the loss component is the estimated loss of the onerous contract. The accounting record of these two concepts has a different temporality: while the margin is deferred throughout the duration of the contract according to the contractual limits, the loss component is recognized in the income statement as soon as it is known, which will result in the carrying amount of the group's liability being equal to the fulfilment cash flows and the group's contractual service margin being equal to zero.
Throughout the life of a contract, the assumptions used to project future cash flows may change and, consequently, the expected return on a contract may increase or decrease. This means that a group of contracts initially classified as onerous may become more onerous, or on the contrary, in the subsequent measurement the assumptions used to estimate the cash flows may change so much that the previously recognized loss could be reversed.
Reinsurance
In general, the Group values reinsurance covers under the Simplified Model, valuing the asset for remaining coverage of contracts with a coverage period of one year or less, or in those contracts with a duration of more than one year, but which are not expected to produce a valuation significantly different from that of the General Model. This method also includes the asset for incurred claims.
Effect on results
In general, for the presentation of the financial income or expenses from insurance contracts that arise as a result of the change in the discount rate, both due to the effect of the time value of money as well as the effect of financial risk, the Group has chosen the accounting policy option of disaggregating these financial income or expenses from insurance contracts between recording them in the "Net interest income" and in "Accumulated other comprehensive income (loss)", in order to minimize accounting asymmetries in the valuation and recognition of financial investments under IFRS 9 and insurance contracts under IFRS 17.
The Group has chosen to disaggregate the changes in the risk adjustment between financial and non-financial, so that the change in the value of the risk adjustment derived from the effect of the time value of money, and changes in it, is recorded as a financial income or expense from insurance contracts. Insurance revenue is recognized over the period the entity provides insurance coverage, excluding any investment component.
The loss component, in the case of onerous contracts, corresponds to the losses attributable to each group of contracts, both at initial recognition and at a later time.
Assets and liabilities under insurance and reinsurance contracts under IFRS 4 applicable to 2021
Information as of and for the year ended December 31, 2021 is presented following the policies and valuation criteria established by IFRS 4, which was applicable as of December 31, 2021.
Pursuant to IFRS 4, the consolidated insurance entities of the BBVA Group recognized the amounts of the premiums written and a charge for the estimated cost of the claims that would be incurred at their final settlement to their consolidated income statements. At the close of the year, the amounts collected and unearned, as well as the costs incurred and unpaid, were accrued.
The most significant provisions recorded by consolidated insurance entities with respect to insurance policies issued by them, according to the type of product, could be as follows:
–Life insurance provision: Represents the value of the net obligations undertaken with the life insurance policyholder. These provisions include: Provisions for unearned premiums and mathematical reserves.
–Non-life insurance provision: Includes provisions for unearned premiums and provisions for unexpired risks.
–Provision for claims: This reflects the total amount of the outstanding obligations arising from claims incurred prior to year-end. The provision is equivalent to the difference between the total estimated or certain cost of the claims not yet reported, settled or paid, and the total amounts already paid in relation to such claims.
–Provision for bonuses and rebates: This provision includes the amount of the bonuses accruing to policyholders, insurees or beneficiaries and the premiums to be returned to policyholders or insurees, as the case may be, based on the behavior of the risk insured, to the extent that such amounts have not been individually assigned to each of them.
–Technical provisions for reinsurance cover: Calculated by applying the criteria indicated above for direct insurance, taking account of the assignment conditions established in the open reinsurance contracts.
–Other technical provisions: These are provisions to cover the probable mismatches in the market reinvestment interest rates with respect to those used in the valuation of the technical provisions.

2.2.9Tax assets and liabilities
Expenses on corporate income tax applicable to the BBVA Group’s Spanish entities and on similar income taxes applicable to consolidated foreign entities are recognized as an expense for the period in the consolidated income statement, except when they result from transactions on which the profits or losses are recognized directly in equity, in which case the related tax effect is also recognized in equity.
The total corporate income tax expense is calculated by aggregating the current tax arising from the application of the corresponding tax rate as per the tax base for the year (after deducting the tax credits or discounts allowable for tax purposes) and the change in deferred tax assets and liabilities recognized in the consolidated income statement.
Deferred tax assets and liabilities include temporary differences, the carryforward of unused tax losses and carryforward of unused tax credits or discount carry forwards. These amounts are calculated by applying to each temporary difference the tax rates that are expected to apply when the asset is realized or the liability settled (see Note 19).
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
Deferred tax liabilities attributable to taxable temporary differences associated with investments in subsidiaries, associates or joint venture entities are recognized as such, except where the Group can control the timing of the reversal of the temporary difference and it is unlikely that it will reverse in the future. Deferred tax assets are only recognized to the extent that it is probable that the consolidated entities will generate enough taxable profits to make deferred tax assets effective and do not correspond to those from initial recognition (except in the case of business combinations), which also does not affect the fiscal outcome.
The deferred tax assets and liabilities recognized are reassessed by the consolidated entities at each balance sheet date in order to ascertain whether they still qualify as deferred tax assets and liabilities, and if it is necessary to make adjustments on the basis of the findings of the analyses performed. In those circumstances in which it is unclear how a specific requirement of the tax law applies to a particular transaction or circumstance, and the acceptability of the definitive tax treatment depends on the decisions taken by the relevant taxation authority in future, the entity recognizes current and deferred tax liabilities and assets considering whether it is probable or not that a taxation authority will accept an uncertain tax treatment. Thus, if the entity concludes that it is not probable that the taxation authority will accept an uncertain tax treatment, the entity uses the amount expected to be paid to (recovered from) the taxation authorities.
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
Among other items, these provisions include the commitments made to employees by some of the Group entities mentioned in Note 2.2.13, as well as provisions for tax and legal litigation.
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
Contingent liabilities are not recognized in the consolidated balance sheet or the income statement (excluding contingent liabilities from business combinations) but are disclosed in the Notes to the Consolidated Financial Statements, unless the possibility of an outflow of resources embodying economic benefits is remote (see Note 34).

2.2.11Treasury shares
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
2.2.12Equity-settled share-based payment transactions
Equity–settled share-based payment transactions, provided they constitute the delivery of such equity instruments once completion of a specific period of services has occurred, are recognized as an expense for services being provided by employees, with a corresponding entry under the heading “Shareholders’ funds – Other equity” in the consolidated balance sheet. These services are measured at fair value for the employees services received, unless such fair value cannot be calculated reliably. In such case, they are measured by reference to the fair value of the equity instruments granted, taking into account the date on which the commitments were granted and the terms and other conditions included in the commitments.
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
2.2.13Pensions and other post-employment commitments
Below we provide a description of the most significant accounting policies relating to post-employment and other employee benefit commitments assumed by BBVA Group entities (see Note 25).
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
In addition, some of the Spanish Group entities have offered certain employees the option to retire before their normal retirement age, recognizing the necessary provisions to cover the costs of the associated benefit commitments, which include both the liability for the benefit payments due as well as the contributions payable to external pension funds during the early retirement period.
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
In establishing the actuarial assumptions we take into account that:
– They should be unbiased, i.e. neither unduly optimistic nor excessively conservative.
– Each assumption does not contradict the others and adequately reflects the existing relationship between economic variables such as price inflation, expected wage increases, discount rates, etc. Future wage and benefit levels should be based on market expectations, at the balance sheet date, for the period over which the obligations are to be settled.
– The interest rate used to discount benefit commitments is determined by reference to market yields, at the balance sheet date, on high quality bonds.
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
2.2.14Termination benefits
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
2.2.15Recognition of income and expense
The most significant policies used by the BBVA Group to recognize its income and expense are as follows.
–Interest income and expense and similar items:
As a general rule, interest income and expense and similar items are recognized on the basis of their accrual using the effective interest rate method. In the particular case of inflation-indexed bonds, interest income also includes the effect of real inflation experienced in the period.
They shall be recognized within the consolidated income statement according to the following criteria, independently from the financial instruments’ portfolio which generates the income or expense:
a.The interest income past-due before the initial recognition and pending to be received will be added to the gross carrying amount of the debt instrument.
b.The interest income accrued after the initial recognition will be added to the gross carrying amount of the debt instrument until it will be received.
In the event that a debt instrument is considered impaired, interest income will be calculated by applying the effective interest rate to the amortized cost (that is, adjusting for any impairment loss) of the financial asset.

–Income from dividends received:
Dividends shall be recognized within the consolidated income statement according to the following criteria, independently from the financial instruments’ portfolio which generates this income:
a.When the right to receive payment has been declared before the initial recognition and when the payment is pending to be received, the dividends will not be added to the gross carrying amount of the equity instrument and will not be recognized as income. Those dividends are accounted for as financial assets separately from the net equity instrument.
b.If the right to receive payment is received after the initial recognition, the dividends from the net equity instruments will be recognized within the consolidated income statement at the time the right to receive them arises, which is the time of the official announcement of receipt of the payment by the appropriate governing body of the entity. If the dividends correspond to the profits of the issuer before the date of initial recognition, they will not be recognized as income but as reduction of the gross carrying amount of the equity instrument because it represents a partial recuperation of the investment. Amongst other circumstances, the generation date can be considered to be prior to the date of initial recognition if the amounts distributed by the issuer as from the initial recognition are higher than its profits during the same period.
–Income from commissions collected/paid:
Financial fees are an integral part of the actual performance of a financing transaction and are collected in advance. They can be:
a.Fees charged for the origination or acquisition of financing transactions that are not measured at fair value through profit or loss, such as those charged for the evaluation of the borrower's financial condition, for the analysis and recording of various collateral, as well as those charged for negotiating the terms of transactions or preparing and processing documentation and the closing of transactions, will be deferred and recognized over the life of the transaction as an adjustment to the performance of the transaction. These fees, forming part of the effective rate of the loans, will be deferred and recognized over the life of the transaction as an adjustment to the performance of the transaction.
b.Fees agreed as compensation for the commitment to grant financing when it is not measured at fair value through profit or loss and it is probable that the Group will enter into a specific loan agreement, are deferred and recognized over the life of the transaction as an adjustment to the performance of the transaction. If the commitment expires before the entity makes the loan such fee is recognized as revenue at the time of expiration.
Non-financial commissions derived from the provision of financial services other than financing transactions may be:
a.Related to the performance of a service rendered over time (e.g. account administration fees or fees collected in advance for the issuance or renewal of credit cards), in which case they are recognized over time based on the degree of progress in providing the service.
b.Related to the performance of a service rendered at a specific time (e.g. underwriting of securities, currency exchange, advice or syndication of a loan), in which they are recognized in the income statement at the time of collection.
–Non-financial income and expense:
As a general rule, they are recognized on an accrual basis, that is, as the contractually committed goods or services are delivered or rendered and recognized as revenue over the life of the contract.
In the event that consideration is received or there is a right to receive consideration without delivery of the contractually committed goods or services, a liability is recognized in the balance sheet until it is recognized in the income statement.
In the case of collections and payments deferred over time, they are recognized for accounting purposes at the amount resulting from discounting the expected cash flows at market rates.
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
2.2.16Sales of assets and income from the provision of non-financial services
The heading “Other operating income” in the consolidated income statements includes the proceeds of the sales of assets and income from the services provided by the Group entities that are not financial institutions. In the case of the Group, these entities are mainly real estate and service entities (see Note 42).
2.2.17Foreign-currency transactions and exchange differences
The currency in which the Financial Statements of the BBVA Group are presented is the euro. As such, all balances and transactions denominated in currencies other than the euro are deemed to be expressed in “foreign currency”.
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
–Income and expense are converted at the period’s average exchange rates for all the operations carried out during the year, except in those geographical areas where IAS 29 “Financial Reporting in Hyperinflationary Economies” applies (see Note 2.2.18). When applying this criterion the BBVA Group considers whether significant variations have taken place in exchange rates during the year which, owing to their impact on the statements as a whole, may require the application of exchange rates as of the date of the transaction instead of such average exchange rates.
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

The financial statements of companies of hyperinflationary economies are restated for the effects of changes in prices before their conversion to euros following the provisions of IAS 29 "Financial Reporting in Hyperinflationary Economies" (see Note 2.2.18). Both these adjustments for inflation and the exchange differences that arise when converting the financial statements of companies into hyperinflationary economies are accounted for in “Accumulated other comprehensive income (loss) – Items that may be reclassified to profit or loss - Foreign currency translation”.
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
As of December 31, 2023, 2022 and 2021, the impact on the consolidated financial statements that would have resulted by applying the last published official exchange rate instead of the exchange rate estimated by BBVA Group was not significant (see Note 2.2.18).
2.2.18Entities and branches located in countries with hyperinflationary economies
In accordance with the criteria established in IAS 29 "Financial Reporting in Hyperinflationary Economies”, to determine whether an economy has a high inflation rate the country's economic situation is examined, analyzing whether certain circumstances are fulfilled, such as whether the population prefers to keep its wealth or savings in non-monetary assets or in a relatively stable foreign currency, whether prices can be set in that currency, whether interest rates, wages and prices are pegged to a price index or whether the accumulated inflation rate over three years approaches or exceeds 100%. The fact that any of these circumstances is fulfilled will not be a decisive factor in considering an economy hyperinflationary, but it does provide some reasons to consider it as such.
Since 2009 and 2018, the economies of Venezuela and Argentina, respectively, have been considered hyperinflationary under the above criteria. As a result, the financial statements of the BBVA Group’s entities located in such geographies have, therefore, been adjusted to correct for the effects of inflation.
Additionally, since the first half of 2022, Turkey's economy has been considered highly inflationary according to the aforementioned criteria. Consequently, the financial statements of the BBVA Group entities located in Turkey have also been adjusted to correct them for the effects of inflation in accordance with IAS 29 "Financial Reporting in Hyperinflationary Economies", with retrospective application from January 1, 2022. The figures for years prior to 2022 have not been modified since the Group's presentation currency is the euro.
As a consequence of the application of IAS 29 "Financial Reporting in Hyperinflationary Economies", the Group applies the following criteria in the financial statements of the Group companies that operate in these three geographies:
–The historical cost of non-monetary assets and liabilities (see Notes 17, 18 and 21), assets contractually linked to changes in prices and various headings in equity are adjusted to reflect changes in the purchasing power of the currency due to inflation from their date of acquisition or inclusion in the consolidated balance sheet, or if this is later, with the limit of its recoverable value. The restatement has been made using the Consumer Price Index with "Accumulated other comprehensive income (loss)" as counterparty.
–Consequently, the different lines of the income statement are adjusted by the inflation index since their inception, with a corresponding entry under the heading "Accumulated other comprehensive income (loss)".
–The loss of the net monetary position, which represents the loss of purchasing power of the entity due to maintaining an excess of monetary assets not linked to inflation (mainly loans, credits and bonds) over monetary liabilities, is recorded in the line "Other operating expense" in the income statement and with a credit to "Accumulated other comprehensive income (loss)".
–All the components of the financial statements of the subsidiaries are converted at the closing exchange rate, recording the conversion differences to the euro within "Accumulated other comprehensive income (loss)" as stated in IAS 21 "Effects of Changes in Foreign Exchange Rates".
Turkey
The combined result derived from the application of the above criteria amounts to a loss of €2,610 million in 2023, of which €2,242 million is attributable to owners of the parent (€1,793 million loss attributable to owners of the parent in 2022). This impact includes mainly the loss of the net monetary position, which amounts to a gross amount of €2,118 million and is recorded in the line “Other operating expense” in the consolidated income statement (€2,323 million in 2022), partially offset by the positive impact of the revaluation of certain bonds linked to inflation, for a gross amount of €1,202 million (€1,490 million in 2022), given that, under IAS 29 "Financial Reporting in Hyperinflationary Economies", these types of bonds are considered protective assets (see Note 42).

During 2023 the impact on equity of Group entities located in Turkey derived from the application of IAS 29 and the conversion to the euro (IAS 21) amounted to €-355 million, of which €-306 million have been recorded within “Equity – Accumulated other comprehensive income (loss)”, and €-49 million within “Minority interests – Accumulated other comprehensive income (loss)” (see Note 30). In 2022 the impact on equity of Group entities located in Turkey derived from the retrospective application of IAS 29 "Financial Reporting in Hyperinflationary Economies" since January 1, 2022 was an increase in equity of €130 million, mainly the result of the revaluation of tangible assets and inflation-linked bonds.
According to the Turkish Statistical Institute (Turkstat), accumulated inflation in 2023 stood at 64.8% (64.3% and 36.1% in 2022 and 2021, respectively) and the exchange rate used as of December 31, 2023 was 32.65 Turkish lira per euro (19.96 and 15.23 in 2022 and 2021, respectively).
Argentina
The combined result derived from the application of the above criteria amounted to a loss of €2,314 million, of which €1574 million is attributable to owners of the parent in 2023 (€694 million and €258 million attributable to owners of the parent in 2022 and 2021, respectively). This impact includes mainly the loss of the net monetary position, which amounts to a gross amount of €1,062 million and is recorded in the line “Other operating expense” in the consolidated income statement in 2023 (€822 million and €394 million in 2022 and 2021, respectively).
Furthermore, during 2023, 2022 and 2021 the impact on equity of Group entities located in Argentina derived from the application of IAS 29 and the conversion to the euro (IAS 21) amounted to €-634 million, €242 million and €337 million, respectively, of which €-428 million, €157 million and €225 million, respectively, have been recorded within “Equity – Accumulated other comprehensive income (loss)”, and €-206 million, €84 million and €112 million, respectively, within “Minority interests – Accumulated other comprehensive income (loss)” (see Note 30).
Accumulated inflation estimated by the National Census Institute of Argentina (Indec) and BBVA Research for the year 2023 was 215% (97.0% and 50.7% in 2022 and 2021, respectively) and the exchange rate used as of December 31, 2023 was 892.81 Argentine pesos per euro (188.51 and 116.37 in 2022 and 2021, respectively).
Venezuela
The combined result derived from the application of the above criteria amounted to a loss of €18 million, of which €10 million is attributable to owners of the parent in 2023 (€6 million and €6 million attributable to owners of the parent in 2022 and 2021, respectively). This impact includes mainly the loss of the net monetary position, which amounts to a gross amount of €28 million and is recorded in the line “Other operating expense” in the consolidated income statement in 2023 (in 2022 and 2021 this result amounted to €28 and €14 million, respectively).
During 2023, 2022 and 2021 the impact on equity of Group entities located in Venezuela derived from the application of hyperinflation (IAS 29) and the conversion to the euro (IAS 21) was not material for the Group.
Accumulated inflation for the year 2023, as estimated by BBVA Research, was 111% (292% and 333% in 2022 and 2021, respectively) and the exchange rate used as of December 31, 2023 was 43.23 Venezuelan bolivars per euro (19.79 and 5.36 in 2022 and 2021, respectively).
2.3Recent IFRS pronouncements
Standards and interpretations that became effective in 2023
In 2023, various amendments to the IFRS standards or their interpretations or modifications (hereinafter “IFRIC” or "interpretation") became effective, among which the following should be highlighted:
Entry into force of IFRS 17 – Insurance contracts
Initial application
The Group has applied IFRS 17 to "Insurance contracts", and subsequent amendments, as of January 1, 2023. In order to make 2022 information comparable with the information as of and for the year ended December 31, 2023, 2022 information was retrospectively adjusted by recording in equity the valuation differences arising from the application of IFRS 17 and IFRS 4, respectively (see Appendix X). IFRS 17 has superseded IFRS 4 as the accounting standard applicable to the recognition, measurement and disclosure of contracts that transfer significant insurance risk, based on a model that uses updated assumptions at each reporting period, with the objective of achieving greater homogeneity and increase comparability between entities.
BBVA Group has developed an accounting policy on insurance contracts under IFRS 17 and an operational guide to govern the calculation process, which seeks to ensure adequate control in the preparation of the consolidated financial information. Note 2.2.8 of this consolidated financial statements includes a non-exhaustive summary of the main judgments and estimates, as well as the accounting policy options applied.
The application of IFRS 17 has not had a significant impact on the consolidated financial statements of the BBVA Group (see Appendix X). The main differences in accounting with respect to the previous standard come from long-term contracts, and have been recorded in "Accumulated other comprehensive income (loss)" and "Retained earnings". In short-term contracts there are no significant differences in their accounting with respect to the previous regulations, nor a significant equity impact in initial application. The impact on the Group´s onerous products has been not significant.

During 2022, a non-significant effect has been observed in the results, comparing those expressed under IFRS 4 with those restated under IFRS 17, except in specific cases, the impact of which has been recorded in "Retained earnings". For its part, the evolution of interest rates throughout the year 2022 included, in "Accumulated other comprehensive income (loss)", the net effect of the change in the fair value of the liabilities under insurance and reinsurance contracts and the associated financial assets.
All insurance contracts that were under the scope of IFRS 4 met the definition of an insurance contract under the new standard and therefore, the introduction of IFRS 17 has not led to any reclassification, with the exception of certain products of BBVA Seguros, S.A de Seguros y Reaseguros, which do not transfer significant insurance risk, and therefore, are valued under IFRS 9.
Transition
Among the liabilities under insurance contracts held as of the transition date, January 1, 2022, those corresponding to long-term commitments to which the General Model has been applied, were valued in transition using the fair value approach, given the impracticability of applying IFRS 17 retroactively, given the disproportionate cost and difficulty of obtaining the historical data necessary to apply a full retrospective approach given the age of these products on the consolidated balance sheet and their remaining duration. The fair value approach contemplates the determination of the contractual service margin or the loss component of the liability for the remaining coverage, based on the difference between the fair value based on the requirements of IFRS 13 "Fair value measurement" and the present value of the fulfillment cash flows based on IFRS 17. The application of the fair value in transition criteria allows contracts issued more than one year apart to be included in the same group and therefore not to differentiate by cohorts, an option that the Group has opted for. On the other hand, short-term contracts valued under the Simplified Model have been valued, in transition, using the full retrospective approach.
Redesignation of financial assets
On the date of initial application of IFRS 17, as the BBVA Group was already applying IFRS 9, it has accepted the option of reassessing the classification of financial assets associated with insurance contracts within the scope of IFRS 17, redesignating as of January 1, 2022 certain financial assets previously classified in the portfolio of "Financial assets at amortized cost" to "Financial assets at fair value through other comprehensive income (loss)", considering that the business model that best suited the objectives of the insurance contracts to which these investments are subject is to obtain the contractual cash flows and sell such financial assets (see Appendix X).
Amendments to IAS 1 “Presentation of financial statements” and IAS 8 “Accounting policies, changes in accounting estimates and errors"
In February 2021 the International Accounting Standards Board (hereinafter "IASB") issued amendments to this IAS with the aim of improving the quality of the disclosures in relation to the accounting policies applied by the entities with the ultimate aim of providing useful and material information in the financial statements. The amendments to IAS 1 require entities to disclose accounting policies that are material rather than significant accounting policies and provide guidance to help apply the concept of materiality in financial statement disclosures. The amendments to IAS 8 introduce clarifications to distinguish between the concept of accounting estimate and that of accounting policy. The amendments have entered into force on January 1, 2023, with no significant impact on the consolidated financial statements of the BBVA Group.
Amendment IAS 12 – Income taxes
The IASB issued an amendment to IAS 12 to clarify that entities should recognize deferred tax arising on transactions such as leases or decommissioning obligations. The amendment requires entities to recognize a deferred tax asset and liability separately when the temporary differences arising in the recognition of an asset and a liability are the same, not being possible to apply the initial recognition exception provided for in the standard. The purpose of the amendments has been to reduce the diversity in the presentation of information on deferred taxes in said transactions. The modification entered into force on January 1, 2023, although its early application was allowed, with no significant impact on the consolidated financial statements of the BBVA Group.
Amendment to IAS 12 - International Tax Reform Pillar Two Model Rules
On December 20, 2021, the OECD published an international tax initiative which sets forth a framework of rules (“GloBE -Global Anti-Base Erosion Rules”) for the application of the “Pillar Two Model Rules”, establishing a supplementary tax system that makes the effective rate of taxation, in those jurisdictions where certain multinational groups are present, reach the minimum rate of 15%.
In May 2023, the IASB published an amendment to IAS 12 to clarify the accounting treatment of this initiative on the results arising from tax legislation enacted or substantively enacted in relation to Pillar Two in those jurisdictions where the aforementioned groups are present. This amendment states the following:
•sets a mandatory temporary exception to the accounting of deferred taxes in relation to the implementation of the rules of the Pillar Two model.
•requires qualitative and quantitative disclosures that allow users to understand the entities' exposure to taxes that may arise from this initiative and/or an entity's progress in its implementation.
These amendments to IAS 12 came into force on January 1, 2023, and have had no impact on the consolidated financial statements of the BBVA Group, since the Pillar Two legislation was not in force at the date of presentation of these financial statements. In any case, the BBVA Group will apply the mandatory exception to the recognition and disclosure of deferred tax assets and liabilities in relation to Pillar Two.
Notwithstanding the foregoing, the information required by IAS 12 on the exposure that the Group expects to derive from this new regulation once it comes into force is provided below.

On December 22, 2022, the Council of the European Union adopted Directive 2022/2523 (hereinafter "the Directive"), incorporating the Model Standards into the European legal framework. The Directive incorporates, with some exceptions, the content of the aforementioned Standards and sets December 31, 2023 as the deadline for their transposition by the Member States. It also stipulates that the corresponding provisions must enter into force for financial years beginning on or after that date.
As a result, affected groups (those with consolidated net sales of EUR 750 million or more in two of the last four years) must calculate their effective tax rate for Pillar Two purposes for each jurisdiction in which they operate. In those cases in which the effective rate, calculated in accordance with the provisions of the Directive, is less than 15%, they will have to pay a Complementary Tax in order to reach that 15%.
At the date of preparation of these financial statements, the process of transposition of the Directive into Spanish legislation is still in progress. However, in line with the provisions of the Preliminary Draft Bill submitted for public information, it is expected to take effect for tax periods beginning on or after December 31, 2023 and, therefore, with respect to the BBVA Group, from the tax year beginning on January 1, 2024.
In the remaining jurisdictions of greater relevance to the Group (Mexico and Turkey), the corresponding legislation is still pending and there is no certainty, at the date of preparation of these financial statements, as to whether such processing will take place and, if so, what will be the effective date of the resulting legislation.
At year-end 2023, the Group is in the process of assessing its exposure to the Pillar Two legislation. At the date of preparation of these financial statements, this assessment has been carried out as a preliminary exercise of the Group's exposure to Pillar Two based on the consolidated figures of the Group in each of its constituent jurisdictions and the analysis of the Transitional Safe Harbor envisaged by the OECD, which is also contemplated in the Preliminary Draft Bill mentioned above.
Based on this preliminary assessment, the effective tax rate in most of the jurisdictions in which the Group operates, with the exception of a small number of non-significant countries representing a small percentage of the BBVA Group's pre-tax profit, exceeds 15%.
In accordance with the above, based on the analysis carried out, at year-end 2023 the Group does not anticipate substantial economic impacts derived from the Complementary Tax that would arise as a consequence of the application of Pillar Two, once the corresponding legislation enters into force. The foregoing is without prejudice to the significant increase in the administrative burden derived from the formal compliance with this new tax regulation.
It should also be noted that the Group continues to monitor legislative developments in the jurisdictions where it is present, as well as to analyze the implications derived from the regulations, and is currently immersed in the Pillar Two implementation project.
Standards and interpretations issued but not yet effective as of December 31, 2023
The following new International Financial Reporting Standards and Interpretations or Modifications had been published at the date of preparation of the consolidated financial statements, but are not mandatory as of December 31, 2023. The Group is currently evaluating the potential effects of each of these new standards or amendments. Although in some cases the IASB allows early application of new standards, interpretations and amendments before their effective date, the BBVA Group has not proceeded with this option for any such changes.
Amendment to IFRS 16 "Leases"
The IASB has issued an amendment to IFRS 16 that clarifies the requirements for sale-and-leaseback transactions. The new requirements established that the seller-lessee shall determine ‘lease payments’ or ‘revised lease payments’ in a way that the seller-lessee would not recognize any amount of the gain or loss that relates to the right of use retained by the seller-lessee. The amendments will be effective for annual reporting periods beginning on or after January 1, 2024, with early application permitted. No significant impact is expected on the BBVA Group´s consolidated financial statements.
Amendment to IAS 21 - "Effects of Changes in Foreign Exchange Rates"
On August 15, 2023, the IASB issued a series of amendments to IAS 21 - The effect of changes in exchange rates. The standard has a double objective, on the one hand to provide guidance on when one currency is convertible into another and, second, how to determine the exchange rate to be used in accounting when it is concluded that such convertibility does not exist.
In relation to the first objective, one currency is convertible into another when an entity can obtain the other currency within a time frame that allows for a normal administrative delay; and through markets or exchange mechanisms in which an exchange transaction creates enforceable rights and obligations. If the entity determines that there is no convertibility between currencies, it must estimate an exchange rate. The standard does not establish a specific estimation technique for them, but rather establishes guidelines for their determination, allowing the use of an observable type without adjusting or using an estimation technique.
The modification to the standard will come into force on January 1, 2025. Early application is permitted, although the BBVA Group has not adopted it as of December 31, 2023. The Group has been applying since 2015 an estimated exchange rate (see Note 2.2.17 of these consolidated Financial Statements) analogous to the determination process described in this standard for the financial statements of the Group's companies located in Venezuela given the lack of convertibility of its currency.

3.BBVA Group
The BBVA Group is an international diversified financial group with a significant presence in retail banking, wholesale banking and asset management. The Group also operates in the insurance sector.
The following information is detailed in the appendices of these consolidated financial statements of the Group for the year ended December 31, 2023:
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
The following table sets forth information related to the Group’s total assets as of December 31, 2023, 2022 and 2021, broken down by the Group’s entities according to their activity:

Contribution to Consolidated Group total assets. Entities by main activities (Millions of Euros)
	2023	2022 ⁽¹⁾	2021
Banking and other financial services	737,971	678,809	631,683
Insurance and pension fund managing companies	34,520	30,066	29,657
Other non-financial services	3,068	3,217	1,545
Total	775,558	712,092	662,885
(1) Balances corresponding to 2022 have been restated according to IFRS 17 (see Notes 1.3 and 2.3).
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
–South America. The BBVA Group’s activities in South America are mainly focused on the banking, financial and insurance sectors, in the following countries: Argentina, Colombia, Peru, Uruguay, Chile and Venezuela. It has a representative office in Sao Paulo (Brazil) and another one in Santiago (Chile). The Group owns more than 50% of most of the Group entities based in these countries. Appendix I shows entities in respect of which the BBVA Group owns less than 50% as of December 31, 2023 (see Note 2.1).
–Rest of Europe. Group's activity in Europe (excluding Spain) is carried out by banking and financial institutions, mainly in Switzerland, the Netherlands and Romania and the BBVA Bank's branches in Germany, Belgium, France, Italy, Portugal and the United Kingdom.
–The United States. The Group's activity in the United States is mainly carried out by the branch of Banco Bilbao Vizcaya Argentaria, S.A. in New York, the agency of BBVA Mexico in Houston, participations in technology companies through funds and investment vehicles and the broker-dealer business BBVA Securities Inc.
–Asia. The Group's activity in Asia is conducted through the Bank's branches (Taipei, Tokyo, Hong Kong, Singapore and Shanghai) and representative offices (Beijing, Seoul, Mumbai, Abu Dhabi and Jakarta).
Significant transactions in the Group in 2023
During the year 2023 no significant corporate transactions have been carried out.

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
As of February 14, 2022, BBVA was already the indirect owner of approximately 10.2% of the share capital of the Company through companies where BBVA owns more than 99% of the share capital. As of December 31, 2022, BBVA held, directly and indirectly, 29.2% of the share capital of the Company (30.1% as of December 31, 2023). Despite owning more than 20% of the share capital, BBVA's ability to influence the Company´s financial and operating decisions policies is very limited, so the investment is recognized under the heading "Non-trading financial assets mandatorily at fair value through profit or loss" (see Note 11).
Voluntary takeover bid for the entire share capital of Türkiye Garanti Bankası A.Ş (Garanti BBVA)
On November 15, 2021, BBVA announced a voluntary takeover bid (hereinafter "VTB") addressed to the 2,106,300,000 shares3 not controlled by BBVA, which represented 50.15% of the total share capital of Türkiye Garanti Bankası A.Ş (hereinafter "Garanti BBVA"). BBVA submitted for authorization an application of the VTB to the supervisor of the securities markets in Turkey (Capital Markets Board, hereinafter "CMB") on November 18, 2021.
On March 31, 2022, CMB approved the offer information document and on the same day BBVA announced the commencement of the VTB acceptance period on April 4, 2022. On April 25, 2022 BBVA informed of an increase of the cash offer price per Garanti BBVA share from that initially announced (12.20 Turkish lira) to 15.00 Turkish lira.
On May 18, 2022, BBVA announced the finalization of the offer acceptance period, with the acquisition of 36.12% of Garanti BBVA’s share capital. The total amount paid by BBVA was approximately 22,758 million Turkish lira (equivalent to approximately €1,390 million4 including the expenses associated with the transaction and net of the collection of the dividends corresponding to the stake acquired).
The transaction resulted in a capital gain of approximately €924 million (including the impacts after the application of IAS 29 "Financial Reporting in Hyperinflationary Economies", see Note 2.2.18). An amount of €3,609 million was recorded under the heading “Other reserves” and there was a reclassification to “Accumulated other comprehensive income (loss)” corresponding to the 36.12% acquired from minority interests to “Accumulated other comprehensive income (loss)” of the parent company for an amount of €-2,685 million. The total derecognition associated with the transaction of the heading “Minority interests” considering “Other items” and “Accumulated other comprehensive income (loss)” amounted to €-2,541 million.
The percentage of total share capital of Garanti BBVA owned by BBVA (after the completion of the VTB on May 18, 2022) was 85.97%.
In relation to the rest of the effects of the application of IAS 29 "Financial Reporting in hyperinflationary economies" on the entities of the Group in Turkey, see Note 2.2.18 to these Consolidated Financial Statements.
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
3 All references to “shares” or “share” shall be deemed made to lots of 100 shares, which is the trading unit in which Garanti BBVA shares are listed at Borsa Istanbul.
4 Using the effective exchange rate of 16.14 Turkish lira per euro.

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
4.Shareholder remuneration system
Shareholder remuneration during financial year 2021
Cash distributions
In the context of the COVID-19 pandemic BBVA notified on January 29, 2021, by means of an Inside Information filing with the CNMV (hereinafter, “Inside Information”), that it intended to resume its shareholder remuneration policy announced on February 1, 2017, by means of Relevant Information number 247679 in 2021, contingent upon the repealing of recommendation ECB/2020/62 and the absence of further restrictions or limitations.
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
On July 23, 2021, the European Central Bank (hereinafter "ECB") published the approval of recommendation ECB/2021/31 repealing recommendation ECB/2020/62 from September 30, 2021, whereby the ECB indicated that it would assess capital, dividend distribution and share buyback plans of each financial institution in the context of its ordinary supervisory process, eliminating the remaining restrictions on dividend and share buyback related matters established in recommendation ECB/2020/62.
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
Amendment of Shareholder Remuneration Policy
BBVA's Board of Directors announced by means of Relevant Information, on November 18, 2021, the amendment of the Group's shareholder remuneration policy (announced on February 1, 2017 by means of Relevant Information), establishing as a policy to distribute annually between 40% and 50% of the consolidated ordinary profit for each year (excluding amounts and items of an extraordinary nature included in the consolidated income statement), compared to the previous policy that established a distribution between 35% and 40%.
This policy is implemented through the distribution of an interim dividend for the year (which is expected to be paid in October of each year) and a final dividend or final distribution (which is expected to be paid at the end of the year and once the application of the result is approved, foreseeably in April of each year), with the possibility of combining cash distributions with share buybacks, all subject to the corresponding authorizations and approvals applicable at any given time.
Shareholder remuneration during financial year 2022
Cash distributions
During the 2022 financial year, the Annual General Shareholders' Meeting and the Board of Directors approved the payment of the following cash amounts:
–The Annual General Shareholders' Meeting of BBVA held on March 18, 2022, approved, under item 2 of the Agenda, a cash distribution from the voluntary reserves account as additional shareholder remuneration for the 2021 fiscal year, for an amount equal to €0.23 (€0.1863 net of withholding tax) per outstanding BBVA share entitled to participate in this distribution, which was paid on April 8, 2022. The total amount paid, excluding dividends paid in respect of treasury shares held by the Group's companies, amounted to €1,463 million.
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

Shareholder remuneration during financial year 2023
Cash distributions
During the 2023 financial year, the Annual General Shareholders' Meeting and the Board of Directors approved the payment of the following cash amounts:
–The Annual General Shareholders´ Meeting of BBVA held on March 17, 2023, approved, under item 1.3 of the Agenda, a cash distribution against the 2022 results as a final dividend for the 2022 fiscal year, for an amount equal to €0.31 (€0.2511 net of withholding tax) per outstanding BBVA share entitled to participate in this distribution, which was paid on April 5, 2023. The total amount paid, excluding dividends paid in respect of treasury shares held by the Group's companies, amounted to €1,857 million.
–The Board of Directors, at its meeting held on September 27, 2023, resolved the payment of a cash interim dividend of €0.16 (€0.1296 net of withholding tax) per outstanding share on account of the 2023 dividend, to be paid on October 11, 2023. The total amount paid, excluding dividends paid in respect of treasury shares held by the Group's companies, amounted to €951 million.
The forecasted financial statement, drawn up in compliance with the applicable legal requirements, which evidenced the existence of sufficient liquidity to distribute the abovementioned amount approved by the Board of Directors of BBVA on September 27, 2023 was the following:

Available amount for interim dividend payments (Millions of Euros)
August 31, 2023
Profit of BBVA, S.A., after the provision for income tax	3,946
Maximum amount distributable	3,946
Amount of proposed interim dividend	954
BBVA cash balance available to the date	40,855
Other shareholder remuneration
On January 30, 2024, it was announced that a cash distribution in the amount of €0.39 gross per share to be paid in April as a final dividend for the year 2023 and the execution of a share buyback program of BBVA for an amount of €781 million were planned to be proposed to the corresponding corporate bodies for consideration as ordinary remuneration to shareholders for 2023, subject to obtaining the corresponding regulatory authorizations and the communication of the specific terms and conditions of the program before its execution. On March 1, 2024, after receiving the required authorization from the ECB, BBVA announced through an Inside Information notice the execution of such buyback program for the repurchase of own shares in accordance with the Regulation (EU) no. 596/2014 of the European Parliament and the Council of April 16, 2014 on market abuse and Commission Delegated Regulation (EU) 2016/1052 of March 8, 2016 supplementing Regulation (EU) No 596/2014 of the European Parliament and of the Council with regard to regulatory technical standards for the conditions applicable to buyback programs and stabilization measures (the “Regulations”), aimed at reducing BBVA’s share capital by a maximum monetary amount of €781 million. The program will be executed externally through Citigroup Global Markets Europe AG, starting on March 4, 2024.
Share buyback program
Share buyback programs in 2021 and 2022
On October 26, 2021, BBVA obtained the pertinent authorization from the ECB to buy back up to 10% of its share capital for a maximum of €3,500 million, in one or several tranches and over the course of a 12-month period (the “Authorization”).
Upon receiving the Authorization and making use of the delegation conferred by the BBVA Annual General Shareholders' Meeting held on March 16, 2018, at its meeting of October 28, 2021, BBVA Board of Directors resolved to carry out a share buyback program scheme in compliance with the Regulations, executed in various tranches up to a maximum of €3,500 million, with the aim of reducing BBVA's share capital (the “Program Scheme”), notwithstanding the possibility of terminating or cancelling the Program Scheme at an earlier date where advisable due to the concurrence of a series of specific circumstances, as well as to carry out a first share buyback program within the scope of the Program Scheme (the "First Tranche") for the purpose of reducing BBVA's share capital, which was notified by means of Inside Information on October 29, 2021.
On November 19, 2021, BBVA notified by means of Inside Information that the First Tranche would be executed externally, starting on November 22, 2021, through J.P. Morgan AG as lead manager, for a maximum amount of €1,500 million, for the purchase of a maximum of 637,770,016 shares representing, approximately, 9.6% of BBVA's share capital. By means of Other Relevant Information filing dated March 3, 2022, BBVA announced the completion of the execution of the First Tranche upon reaching the maximum monetary amount of €1,500 million, having acquired 281,218,710 own shares representing, approximately, 4.22% of BBVA's share capital as of that date. On June 15, 2022, BBVA notified the partial execution of the share capital reduction resolution adopted by the Annual General Shareholders’ Meeting of BBVA held on March 18, 2022, through the reduction of BBVA’s share capital in a nominal amount of €137,797,167.90 and the consequent redemption, charged to unrestricted reserves, of 281,218,710 own shares of €0.49 par value each acquired derivatively by the Bank in execution of the First Tranche and which were held in treasury shares (see Notes 26, 27, 28 and 29).

On February 3, 2022, BBVA notified by means of Inside Information that its Board of Directors had agreed, within the scope of the Program Scheme, to carry out a second buyback program for the repurchase of own shares (the “Second Tranche”) aimed at reducing BBVA’s share capital, for a maximum amount of €2,000 million and a maximum number of shares to be acquired equal to the result of subtracting from 637,770,016 own shares (9.6% of BBVA’s share capital at that date) the number of own shares finally acquired in execution of the First Tranche (unfinished as of that date).
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
On June 28, 2022, BBVA communicated through Inside Information the agreement to complete the Program Scheme by executing the Second Segment, for a maximum amount of €1,000 million and a maximum number of own shares to be acquired of 149,996,808. The execution of the Second Segment took place through Citigroup Global Markets Europe AG as lead manager, as BBVA informed through Inside Information on June 29, 2022. By means of Other Relevant Information dated August 19, 2022, BBVA announced the completion of the execution of the Second Segment upon reaching the maximum number of shares (149,996,808) representing, approximately, 2.3% of BBVA's share capital as of said date (which amounted to approximately €660 million). On September 30, 2022, BBVA notified through Other Relevant Information an additional partial execution of the share capital reduction resolution adopted by the Annual General Shareholders’ Meeting of BBVA held on March 18, 2022, through the reduction of BBVA’s share capital in a nominal amount of €174,710,139.94 and the consequent redemption, charged to unrestricted reserves, of 356,551,306 own shares of €0.49 par value each acquired derivatively by the Bank in execution of the First Segment and Second Segment of the share buyback program scheme and which were held in treasury shares (see Notes 26, 27, 28 and 29).
The Program Scheme was considered as an extraordinary shareholder distribution and was therefore not included in the scope of the shareholder remuneration policy described above.
Share buyback programs in 2023
On February 1, 2023, BBVA announced, among others, that it planned to submit for the consideration of the corresponding BBVA governing bodies the execution of a €422 million share buyback program as ordinary distribution in relation to the 2023 results, subject to obtaining the corresponding regulatory authorizations and to the communication of the specific terms and conditions of the share buy-back program before its execution, as an ordinary distribution of 2023.
On March 17, 2023, after receiving the required authorization from the ECB, BBVA announced through an Inside Information notice the execution of a time-scheduled buyback program for the repurchase of own shares in accordance with the Regulations, aimed at reducing BBVA’s share capital by a maximum monetary amount of €422 million. The execution was carried out internally by BBVA, executing the trades through BBVA.
By means of an Other Relevant Information notice dated April 21, 2023, BBVA announced the completion of the share buyback program upon reaching the maximum monetary amount of €422 million, having acquired 64,643,559 own shares, between March 20 and April 20, 2023, representing, approximately, 1.07% of BBVA's share capital as of said date.
On June 2, 2023, BBVA notified through an Other Relevant Information notice a partial execution of the share capital reduction resolution adopted by the Annual General Shareholders’ Meeting of BBVA held on March 17, 2023, under item 3 of the agenda through the reduction of BBVA’s share capital in a nominal amount of €31,675,343.91 and the consequent redemption, charged to unrestricted reserves, of 64,643,559 own shares of €0.49 par value each acquired derivatively by BBVA in execution of the share buyback program scheme and which were held in treasury shares (see Notes 26, 27, 28 and 29).
On July 28, 2023, BBVA communicated through Inside information its request to the ECB for the correspondent supervisory authorization in order to carry out a share buyback program of up to €1,000 million, subject to the authorization requested being granted, to the adoption of the corresponding corporate resolutions and to the communication of the specific terms and conditions of the share buyback program before its execution. This share buy-back program was considered as an extraordinary shareholder distribution. On October 2, 2023, after receiving the required authorization from the ECB, BBVA announced that it would implement a buyback program for the repurchase of own shares in accordance with the Regulations, aimed at reducing BBVA’s share capital by a maximum monetary amount of €1,000 million. The execution was carried out internally by BBVA, executing the trades through BBVA.
By means of an Other Relevant Information notice dated November 29, 2023, BBVA announced the completion of the share buyback program upon reaching the maximum monetary amount of €1,000 million, having acquired 127,532,625 own shares, between October 2 and November 29, 2023, representing, approximately, 2.14% of BBVA's share capital as of said later date.
On December 19, 2023, BBVA notified through an Other Relevant Information notice the second partial execution of the share capital reduction resolution adopted by the Annual General Shareholders’ Meeting of BBVA held on March 17, 2023, under item 3 of the agenda through the reduction of BBVA’s share capital in a nominal amount of €62,490,986.25 and the consequent redemption, charged to unrestricted reserves, of 127,532,625 own shares of €0.49 par value each acquired derivatively by BBVA in execution of the share buyback program scheme and which were held in treasury shares (see Notes 26, 27, 28 and 29).

Proposal on allocation of earnings of BBVA, S.A. for 2023
Below is included a breakdown of the distribution of the Bank´s earnings for financial year 2023, which the Board of Directors will submit to the Annual General Shareholders' Meeting for approval.

Allocation of earnings (Millions of Euros)
2023
Profit (loss) for the year	4,807
Distribution
Interim dividends	952
Final dividend	2,277
Reserves / Accumulated gains	1,579
5.Earnings per share
Basic and diluted earnings per share are calculated in accordance with the criteria established by IAS 33 "Earnings per share". For more information see Glossary.
The calculation of earnings per share is as follows:

Basic and Diluted Earnings per Share
	2023	2022 ⁽¹⁾	2021
Numerator for basic and diluted earnings per share (millions of euros)
Profit attributable to parent company	8,019	6,358	4,653
Adjustment: Additional Tier 1 securities ⁽²⁾	(345)	(313)	(359)
Profit adjusted (millions of euros) (A)	7,675	6,045	4,293
Profit (loss) from continued operations (net of remuneration of Additional Tier 1 capital instruments)	7,675	6,045	4,014
Profit (loss) from discontinued operations (net of non-controlling interests) (B)	—	—	280
Denominator for basic earnings per share (number of shares outstanding)
Weighted average number of shares outstanding	5,988	6,424	6,668
Average treasury shares	(5)	(9)	(12)
Share buyback program ⁽³⁾	(28)	(225)	(255)
Adjusted number of shares - Basic earnings per share (C)	5,954	6,189	6,401
Adjusted number of shares - diluted earnings per share (D)	5,954	6,189	6,401
Earnings (losses) per share	1.29	0.98	0.67
Basic earnings (losses) per share from continuing operations (Euros per share) A-B/C	1.29	0.98	0.63
Diluted earnings (losses) per share from continuing operations (Euros per share) A-B/D	1.29	0.98	0.63
Basic earnings (losses) per share from discontinued operations (Euros per share) B/C	—	—	0.04
Diluted earnings (losses) per share from discontinued operations (Euros per share) B/D	—	—	0.04
(1) Balances corresponding to 2022 have been restated according to IFRS 17 (see Notes 1.3 and 2.3).
(2) Remuneration in the year related to perpetual contingent convertible securities, recognized in equity (see Note 22.4).
(3) For the calculation of earnings per share: (i) in 2023 the average number of shares takes into account the two redemptions made corresponding to the shares buyback programs announced in that year; (ii) in 2022 the average number of shares takes into account the two redemptions made corresponding to the shares buyback program announced in that 2021; and (iii) in the year 2021, the average number of shares takes into account 112 million shares acquired under the shares buyback program and the estimated number of shares pending to be acquired under the first tranche as of December 31, 2021 (see Note 4).

As of December 31, 2023, 2022 and 2021, there were no other financial instruments or share option commitments to employees that could potentially affect the calculation of the diluted earnings per share for the years presented. For this reason, basic and diluted earnings per share are the same.

6.Operating segment reporting
Operating segment reporting represents a basic tool in the oversight and management of the BBVA Group’s various activities. The BBVA Group compiles reporting information on disaggregated business activities. These business activities are then aggregated in accordance with the organizational structure determined by the BBVA Group's Management and, ultimately, into the reportable operating segments themselves.
As of December 31, 2023, the structure of the information by operating segments reported by the BBVA Group remains the same as that as of the closing of the 2022 financial year.
The BBVA Group's areas or operating segments are summarized below:
–Spain includes mainly the banking, insurance and asset management businesses that the Group carries out in Spain.
–Mexico includes the banking, insurance and asset management businesses in this country as well as the activity that BBVA Mexico carries out through its agency in Houston.
–Turkey reports the activity of the Garanti BBVA group that is mainly carried out in this country and, to a lesser extent, in Romania and the Netherlands.
–South America includes the banking, finance, insurance and asset management businesses carried out mainly in Argentina, Chile, Colombia, Peru, Uruguay and Venezuela.
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
Additionally, the results obtained by the Group's businesses in the United States until the sale to PNC on June 1, 2021, are presented in a single line under the heading "Profit (loss) after tax from discontinued operations" in the condensed consolidated income statement of the Corporate Center.
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
The breakdown of the BBVA Group’s total assets by operating segments as of December 31, 2023, 2022 and 2021 is as follows:

Total Group assets by operating segments (Millions of Euros)
	2023	2022 ⁽¹⁾	2021
Spain	457,624	427,116	413,477
Mexico	173,489	142,557	118,106
Turkey	68,329	66,036	56,245
South America	64,779	61,951	56,124
Rest of Business	64,274	49,952	40,314
Subtotal assets by operating segments	828,495	747,613	684,266
Corporate Center and adjustments	(52,936)	(35,520)	(21,381)
Total assets BBVA Group	775,558	712,092	662,885
(1) Restated balances according to IFRS 17 - Insurance contracts, which had no material impacts as of that date (see Notes 1.3 and 2.3).
The following table sets forth certain summarized information relating to results of each operating segment and Corporate Center for the years ended December 31, 2023, 2022 and 2021:

Main margins and profit by operating segments (Millions of euros)
	Operating Segments
	BBVA Group	Spain	Mexico	Turkey	South America	Rest of Business	Corporate Center and adjustments (1)
2023
Net interest income	23,089	5,620	11,054	1,869	4,394	539	(386)
Gross income	29,542	7,888	14,267	2,981	4,331	1,103	(1,029)
Operating profit (loss) before tax	12,419	3,947	7,359	1,325	1,206	479	(1,898)
Net attributable profit (loss)	8,019	2,755	5,340	528	613	389	(1,607)
2022 (2)
Net interest income	19,124	3,774	8,378	2,611	4,138	332	(109)
Gross income	24,743	6,112	10,734	3,172	4,265	790	(329)
Operating profit (loss) before tax	10,268	2,610	5,620	1,636	1,434	277	(1,309)
Net attributable profit (loss)	6,358	1,667	4,131	505	738	240	(922)
2021
Net interest income	14,686	3,502	5,836	2,370	2,859	281	(163)
Gross income	21,066	5,925	7,603	3,422	3,162	741	212
Operating profit (loss) before tax	7,247	2,122	3,528	1,953	961	314	(1,632)
Profit (loss) after tax from discontinued operations	280	—	—	—	—	—	280
Net attributable profit (loss)	4,653	1,581	2,568	740	491	254	(980)
(1) Adjustments include: (I) the impact of the purchase of offices in Spain in 2022 in the transaction with Merlin Properties (see Note 17); and (II) the costs associated with the collective layoff procedure and the closing of offices in 2021 (see Note 24).
(2) Restated according to IFRS 17 - Insurance contracts, which had no material impacts for such period (see Notes 1.3 and 2.3).
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
As part of this process, a forward projection of the Risk Appetite Framework (hereinafter "RAF") variables in stress scenarios is conducted in order to identify possible deviations from the established thresholds. If any such deviations are detected, measures are taken to seek to keep the variables within the target risk profile.
In this context, there are a number of emerging risks that could affect the evolution of the Group’s business, including the below:
–Macroeconomic and geopolitical risks
The Group is sensitive to the deterioration of economic conditions, the alteration of the institutional environment of the countries in which it operates, and the Group is exposed to sovereign debt especially in Spain, Mexico and Turkey.
The global economy is currently facing a number of extraordinary challenges. The war in Ukraine and the sanctions imposed against and by Russia have led to significant disruption, instability and volatility in global markets, as well as higher inflation and lower economic growth, mostly due to higher energy prices, which have stabilized more recently.
Although oil and gas prices have reduced and financial volatility has eased, there is still a risk that geopolitical tensions lead to additional increases in input prices and financial instability, particularly following the tensions triggered by the armed conflict in the Middle East, including the recent disruptions to maritime trade routes in the Red Sea.
Another global macroeconomic risk is the possibility of a sharp growth slowdown in China, which could lead to lower GDP expansion than currently expected in many geographies. Although it may be possible to offset part of the expected growth slowdown through the adoption of certain fiscal, monetary and regulatory measures by the authorities, there are risks related to tensions in the real estate markets and the possible effects of the United States economic sanctions, among others.
Geopolitical and economic risks have also increased in recent years as a result of trade tensions between the United States and China, Brexit, and the rise of populism, among other factors. Growing tensions may lead, among other things, to a deglobalization of the world economy, an increase in protectionism, a general reduction of international trade in goods and services and a reduction in the integration of financial markets, any of which could materially and adversely affect the Group’s business, financial condition and results.

Moreover, the world economy could be vulnerable to other factors, such as a restrictive monetary policy, in a context of relatively high inflationary pressures, which could cause a significant growth slowdown - and, even, a sharp economic recession - as well as new episodes of financial stress.
The Group’s results of operations have been particularly affected by the increases in interest rates adopted by central banks in an attempt to tame inflation, contributing to the rise in both interest revenue and interest expenses. In addition, the persistence of high interest rates could adversely affect the Group by reducing the demand for credit and leading to an increase in the default rate of its borrowers and other counterparties. On the other hand, the process of reducing interest rates has already begun in many geographies and could begin by mid-2024 in the United States and the Eurozone as well. Moreover, the Group’s results of operations have been affected by the high inflation in all countries in which BBVA operates, especially Turkey and Argentina.
The Group is exposed, among others, to the following general risks with respect to the economic and institutional environment in the countries in which it operates: a deterioration in economic activity in the countries in which it operates, including recession scenarios; more persistent inflationary pressures, which could trigger a more severe tightening of monetary conditions; stagflation due to more intense or prolonged supply crises; changes in exchange rates; an unfavorable evolution of the real estate market; a significant increase in oil and gas prices, which would have a negative impact on disposable income levels in areas that are net energy importers, such as Spain or Turkey, to which the Group is particularly exposed; changes in the institutional environment of the countries in which the Group operates, which could give rise to sudden and sharp drops in GDP and/or changes in regulatory or government policy, including in terms of exchange controls and restrictions on the distribution of dividends or the imposition of new taxes or charges; growth in the public debt or in the external deficit could lead to a downward revision of the credit ratings of the sovereign debt and even a possible default or restructuring of such debt; and episodes of volatility in the financial markets, which could cause significant losses for the Group. In particular, in Argentina, the risk of economic and financial turbulence persists in a context of regulatory, economic and political uncertainty, and in which the adjustments announced by the new government to correct the high economic distortions, including a strong fiscal adjustment and a significant exchange rate depreciation, have further reinforced short-term inflationary pressures. In Spain, political, regulatory and economic uncertainty has also increased since the July general elections; there is a risk that policies could have an adverse impact on the economy. In Mexico, uncertainty is related mainly to the June 2024 elections and the possible policies of the new government. Finally, in Colombia and Peru, climatic factors and greater social conflict could eventually have a negative impact on the economy.
Any of these factors may have a significant adverse impact on the Group’s business, financial condition and results of operations.
–Risks relating to the political, economic and social conditions in Turkey
In May 2022, the Group increased its shareholding stake in Garanti BBVA (Turkey) from 49.85% to 85.97% following the completion of a voluntary takeover bid (see Note 3).
There are increasing signs of normalization in economic policy in general, and monetary policy in particular, since the general elections held in May 2023, which may lead to a gradual correction of the current distortions. Despite the gradual improvement of macroeconomic conditions, the situation remains relatively unstable, characterized by a gradual depreciation of the Turkish lira, high inflation, a significant trade deficit, low central bank’s foreign reserves and high external financing costs. The earthquakes of February 2023 deepened Turkey's economic struggles. In addition to the vast human losses caused by it, the earthquakes added pressure on inflation as well as the external and fiscal balances. Continuing unfavorable economic conditions in Turkey may result in a potential deterioration in the purchasing power and creditworthiness of the clients of the Group (both individuals and corporations). In addition, the relatively low official interest rates (despite the recent upward adjustments) in a context of still high inflation, the regulatory and macroprudential policies affecting the banking sector and currency depreciation have affected and may continue to affect the Group’s results.
Additionally, certain geopolitical factors, such as the war in Ukraine and the armed conflict in the Middle East, and internal political developments, generate uncertainty about the evolution of the economy and could trigger scenarios of greater instability.
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

–New business and operational and legal risks
New technologies and forms of customer relationships: Developments in the digital world and in information technologies pose significant challenges for financial institutions, entailing threats (new competitors, disintermediation, etc.) but also opportunities (new framework of relations with customers, greater ability to adapt to their needs, new products and distribution channels, etc.). Digital transformation is a priority for the Group as it aims to lead digital banking of the future as one of its objectives.
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
Legal risks: The financial sector faces an environment of increasing regulatory and litigious pressure, and thus, the various Group entities are frequently party to individual or collective judicial proceedings (including class actions) resulting from their activity and operations, as well as arbitration proceedings. The Group is also party to government procedures and investigations, such as those carried out by the antitrust authorities in certain countries which, among other things, have in the past and could in the future result in sanctions, as well as lead to claims by customers and others. In addition, the regulatory framework in the jurisdictions in which the Group operates is evolving towards a supervisory approach more focused on the opening of sanctioning proceedings while some regulators are focusing their attention on consumer protection and behavioral risk.
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
As of December 31, 2023, the Group had €696 million in provisions for the proceedings it is facing (included in the line "Provisions for taxes and other legal contingencies" in the consolidated balance sheet) (see Note 24), of which €539 million correspond to legal contingencies and €158 million to tax related matters. However, the uncertainty arising from these proceedings (including those for which no provisions have been made, either because it is not possible to estimate them or for other reasons) makes it impossible to guarantee that the possible losses arising from these proceedings will not exceed, where applicable, the amounts that the Group currently has provisioned and, therefore, could affect the Group's consolidated results in a given period.
As a result of the above, legal and regulatory actions and proceedings currently faced by the Group or to which it may become subject in the future or otherwise affected by, individually or in the aggregate, if resolved in whole or in part adversely to the Group's interests, could have a material adverse effect on the Group’s business, financial condition and results of operations.
Spanish judicial authorities are investigating the activities of Centro Exclusivo de Negocios y Transacciones, S.L. (“Cenyt”). Such investigation includes the provision of services by Cenyt to BBVA. On July 29, 2019, BBVA was named as an investigated party (investigado) in a criminal judicial investigation (Preliminary Proceeding No. 96/2017 – Piece No. 9, Central Investigating Court No. 6 of the National High Court) for alleged facts which could constitute bribery, revelation of secrets and corruption. Certain current and former officers and employees of the Group, as well as former directors, have also been named as investigated parties in connection with this investigation. Since the beginning of the investigation, BBVA has been proactively collaborating with the Spanish judicial authorities, including sharing with the courts information obtained in the internal investigation hired by the entity in 2019 to contribute to the clarification of the facts. As at the date of the preparation of the Consolidated Financial Statements, no formal accusation against BBVA has been made.
By order of the Criminal Chamber of the National High Court, the pre-trial phase ended on January 29, 2024. It is not possible at this time to predict the possible outcomes or implications for the Group of this matter, including any fines, damages or harm to the Group’s reputation caused thereby.

–Risks in connection with climate change
Climate change, which is resulting in an increase in the intensity and frequency of extreme weather events and environmental degradation, presents both short, medium and long-term risks to the Group and its customers and counterparties, with the risks expected to increase over time. Risks posed by climate change may be classified into transition and physical risks.
Transition risks refer to changes in, among others, regulations, technologies and market preferences linked to the transition toward a less carbon-dependent economy, including the following:
–Legal and regulatory risks: Legal and regulatory changes related to how banks are required to manage climate risk or otherwise affecting banking practices or disclosure of climate-related information may result in higher compliance, operational and credit risks and costs. Further, legal and regulatory changes may result in legal uncertainty and the existence of overlapping or conflicting regulatory or other requirements. The Group or its customers or counterparties may be unable to meet any new requirements on a timely basis or at all. Further, changes in law, including new product and service specifications, may result in the sudden devaluation of certain assets. Any of these risks may affect the Group and its customers and counterparties. In addition, in the case of banks, new regulation could include requirements related to lending, investing, capital and liquidity adequacy and operational resilience. The incorporation of climate risks in the existing prudential framework is still developing and may result in increased risk weighting of high-carbon-related assets. Moreover, there are significant risks and uncertainties inherent in the development of adequate climate change-related risk assessment and modelling capabilities and the collection of customer, third party and other data, which may result in the Group’s systems or frameworks (or those of its customers and counterparties, where applicable) being inadequate, inaccurate or susceptible to incorrect customer, third party or other data, any of which could adversely affect the Group’s disclosure and financial reporting. Further, increased regulation arising from climate change could result in increased litigation and regulatory investigations and actions.
–Technological risks: Certain of the Group’s customers and counterparties may be adversely affected by the progressive transition to a low-carbon economy and/or risks and costs associated with new low-carbon technologies. If our customers and counterparties fail to adapt to the transition to a low-carbon economy, or if the costs of doing so adversely affect their creditworthiness, this could adversely affect the Group’s relevant loan portfolios.
–Market risks: The Group and certain of the Group’s customers and counterparties may be adversely affected by changes in market preferences due to, among others, increasing climate change awareness. Further, the funding costs of businesses that are perceived to be more exposed to climate change could increase. Any of this could result in the reduced creditworthiness of such customers and counterparties, adversely affecting the Group’s relevant loan portfolios. The Group and its customers and counterparties could also be adversely affected by changes in prices resulting from shifts in demand or supply brought by climate change, including prices of energy and raw materials, or by their inability to foresee or hedge any such changes.
–Reputational risks: The perception of climate change as a risk by society, shareholders, customers, governments and other stakeholders continues to increase, including in relation to the financial sector’s activities. This may result in increased scrutiny of the Group’s activities, as well as its climate change-related policies, goals and disclosure. The Group’s reputation and ability to attract or retain customers may be harmed if its efforts to reduce environmental and social risks are deemed to be insufficient or if a perception is generated among the different stakeholders that the Group's statements, actions or disclosure do not fairly reflect the underlying sustainability profile of the Group, its products, services, goals and/or policies. The Group may elect not to undertake lending or investing activities that would otherwise have been profitable in order to avoid reputational harm. Further, divergent views on ESG policies may also have a negative impact on the Group’s reputation. Increased scrutiny of the Group’s activities, as well as its climate change-related policies, goals and disclosure may result in litigation and regulatory investigations and actions. The Group has disclosed certain aspirational climate-related goals and such goals, which are being pursued over the long-term, may prove to be considerably more costly or difficult than currently expected, or even impossible, to achieve, including as a result of changes in environmental and energy regulation and policy, the pace of technological change and innovation and the actions of governments, Group’s customers and competitors.
The physical risk arising from climate change could result from increased frequency and/or severity of adverse weather events or the impact of climate change over the long term. The activities of the Group or those of its customers or counterparties could be adversely affected by the physical risks arising from climate change. For example, extreme weather events may damage or destroy the properties and other assets of the Group or those of its customers or counterparties, result in increased costs, or otherwise disrupt their respective operations (for example, if supply chains are disrupted as a result), diminishing –in the case of the Group’s customers or counterparties - their repayment capacity and, if applicable, the value of assets pledged as collateral to the Group. The Group is also exposed to potential long-term risks arising from climate change, such as increases in credit-related costs due to deteriorating macroeconomic conditions, which may be caused in part by an increase in infectious diseases or other ailments resulting from climate change. The Group could also be adversely affected by declines in asset values as a result of climate change or climate change-related risks, reduced availability of insurance and significant interruptions to business operations, and may be required to change its business models in response to the foregoing.
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
Support measures
Since the beginning of the pandemic, the Group offered support measures to its customers in all the geographical areas where it operates, consisting of both deferrals on existing loans and new public-guaranteed lending. Deferral support schemes have expired in all geographical areas. The measures adopted in 2022 which remained in force in 2023 were limited to Spain. In Peru, the deadline for requesting extensions of the Reactiva program ended on September 30, 2023 and to the date of the preparation of these Consolidated Financial Statements no extension has been published.
In addition in Spain, in March 2022, the Council of Ministers (RDL 6/2022) approved a line of financing with public guarantees of 70% and 80% of the principal amount of loans for self-employed and enterprises in order to alleviate the liquidity tensions due to increases in energy prices and raw materials, available until December 2023.
Finally, the Code of Good Practices, regulated by Royal Decree Law 6/2012, as well as its successive amendments, establishes a Code of Good Practices that eases the impact of interest rates hikes on mortgage loans related to primary residences and provides for other structural measures aiming to ease access to lending. As of the date of the preparation of these Consolidated Financial Statements, the number and amount of the transactions granted to clients in accordance with the Code of Good Practices have been low.
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
Specifically, a contract will be transferred to stage 2 when the following two conditions are met by comparing the current PD values and the origination PD values:
(Current PD) / (Origination PD) - 1*100 >Relative Threshold (%) and
Current PD – Origination PD > Absolute threshold (bps)
These absolute and relative thresholds are consistently established for each geographical area and for each portfolio, taking into account their particularities and based on the principles described. The thresholds set by each geographical area are included within the annual review process and, generally speaking, are in the range of 130% to 250% for the relative threshold and from 30 to 100 basis points for the absolute threshold. Specifically, in BBVA, S.A.'s wholesale portfolio the relative threshold is from 180% to 200% and the absolute threshold ranges from 30 to 100 basis points; in the retail portfolio the relative threshold is 200% while the absolute threshold ranges between 50 and 100 basis points. For BBVA Mexico, the relative threshold for the wholesale portfolio is between 180% and 200% and the absolute threshold is between 30 basis points and 75 basis points. For the majority of the retail portfolio, the relative threshold is in the range of 170% and 250% and the absolute threshold between 10 and 100 basis points.
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
BBVA Group approximates these variables by using a proxy indicator from the set included in the macroeconomic scenarios provided by BBVA Research.
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
BBVA Research produces forecasts of the macroeconomic variables under the baseline scenario, which are used in the rest of the related processes of the Group, such as budgeting, ICAAP and risk appetite framework, stress testing, etc.
Additionally, BBVA Research produces alternative scenarios to the baseline scenario so as to meet the requirements under the IFRS 9 standard.

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
Macroeconomic scenarios
The forward-looking information incorporated in the calculation of expected losses is in line with the macroeconomic perspectives published by BBVA Research, which are quarterly updated.
BBVA Research forecasts a maximum of five years for the macroeconomic variables. The following forecasts (positive base and negative scenarios) of the Gross Domestic Product (GDP) growth, unemployment rate and House Price Index (HPI), for the most relevant countries where they represent a significant factor, provided by BBVA Research, were used for the calculation of the ECL as of December 31, 2023:

Positive scenario of GDP, unemployment rate and HPI for the main geographical areas
	Spain			Mexico			Turkey
Date	GDP	Unemployment	HPI	GDP	Unemployment	HPI	GDP	Unemployment
2023	2.52%	11.84%	(1.61) %	3.62%	2.80%	5.44%	5.54%	9.31%
2024	2.12%	10.32%	0.89%	3.79%	3.11%	4.98%	7.11%	8.82%
2025	2.70%	9.58%	2.96%	2.68%	3.07%	4.41%	4.33%	9.86%
2026	2.55%	8.81%	2.11%	2.67%	3.04%	4.14%	3.92%	10.68%
2027	2.34%	8.22%	2.14%	2.76%	2.99%	4.20%	3.58%	10.95%
2028	2.13%	7.67%	1.88%	2.85%	2.87%	5.09%	3.58%	11.01%

	Peru		Argentina		Colombia
Date	GDP	Unemployment	GDP	Unemployment	GDP	Unemployment
2023	0.33%	6.85%	(1.82) %	8.05%	1.59%	10.06%
2024	4.57%	6.63%	0.42%	9.46%	2.80%	10.99%
2025	4.22%	6.54%	6.93%	9.23%	2.59%	11.27%
2026	2.88%	6.35%	3.13%	8.34%	3.03%	11.03%
2027	2.72%	6.32%	2.11%	7.23%	3.24%	10.35%
2028	2.51%	6.28%	2.13%	6.11%	3.42%	9.90%

Base scenario of GDP, unemployment rate and HPI for the main geographical areas
	Spain			Mexico			Turkey
Date	GDP	Unemployment	HPI	GDP	Unemployment	HPI	GDP	Unemployment
2023	2.36%	12.13%	(1.93) %	3.40%	2.82%	5.47%	4.46%	9.63%
2024	1.48%	11.80%	(0.92) %	2.91%	3.27%	4.90%	3.50%	10.28%
2025	2.47%	11.20%	1.94%	2.41%	3.25%	4.24%	3.54%	10.85%
2026	2.53%	10.40%	1.74%	2.60%	3.18%	4.14%	3.79%	11.05%
2027	2.34%	9.63%	1.69%	2.74%	3.11%	4.18%	3.46%	11.15%
2028	2.13%	8.98%	1.43%	2.83%	2.99%	5.07%	3.46%	11.20%

	Peru		Argentina		Colombia
Date	GDP	Unemployment	GDP	Unemployment	GDP	Unemployment
2023	(0.36) %	6.88%	(3.01) %	8.28%	1.24%	10.11%
2024	1.99%	6.82%	(4.04) %	10.48%	1.47%	11.25%
2025	3.48%	6.77%	5.95%	10.15%	2.33%	11.56%
2026	2.88%	6.55%	3.03%	8.95%	3.03%	11.32%
2027	2.72%	6.50%	1.98%	7.70%	3.24%	10.60%
2028	2.51%	6.46%	2.00%	6.60%	3.42%	10.09%

Negative scenario of GDP, unemployment rate and HPI for the main geographical areas

	Spain			Mexico			Turkey
Date	GDP	Unemployment	HPI	GDP	Unemployment	HPI	GDP	Unemployment
2023	2.21%	12.40%	(2.28) %	3.20%	2.85%	5.49%	3.37%	9.94%
2024	0.86%	13.23%	(2.54) %	2.04%	3.45%	4.73%	(0.33) %	11.73%
2025	2.25%	12.77%	1.00%	2.13%	3.43%	4.03%	2.58%	11.92%
2026	2.48%	11.98%	1.22%	2.53%	3.33%	4.00%	3.71%	11.43%
2027	2.30%	11.34%	0.93%	2.70%	3.25%	4.18%	3.39%	11.32%
2028	2.09%	10.57%	0.67%	2.79%	3.13%	5.07%	3.39%	11.36%

	Peru		Argentina		Colombia
Date	GDP	Unemployment	GDP	Unemployment	GDP	Unemployment
2023	(1.04) %	6.91%	(4.16) %	8.49%	0.87%	10.15%
2024	(0.60) %	7.03%	(8.75) %	11.46%	0.15%	11.51%
2025	2.73%	7.02%	4.77%	11.04%	2.03%	11.84%
2026	2.88%	6.77%	2.92%	9.54%	3.03%	11.59%
2027	2.72%	6.71%	1.82%	8.17%	3.24%	10.90%
2028	2.51%	6.66%	1.85%	7.08%	3.42%	10.29%

The estimate for the next five years of the following rates, used in the measurement of the expected loss as of December 31, 2022, consistent with the latest estimates made public at that date, was:

Positive scenario of GDP, unemployment rate and HPI for the main geographical areas
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

Base scenario of GDP, unemployment rate and HPI for the main geographical areas
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

Negative scenario of GDP, unemployment rate and HPI for the main geographical areas

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

Expected loss variation as of December 31, 2023

	BBVA Group				Spain			Mexico				Turkey
GDP	Total Portfolio	Retail	Companies	Debt securities	Total Portfolio	Companies	Retail	Total Portfolio	Companies	Retail	Total Portfolio	Companies	Retail
- 100 bps	222	188	28	2	61	14	47	94	2	92	22	9	11
+100 bps	(191)	(165)	(23)	(2)	(58)	(13)	(45)	(89)	(2)	(87)	(21)	(9)	(11)
Housing price
- 100 bps						—	32
+100 bps						—	(32)

Expected loss variation as of December 31, 2022

	BBVA Group				Spain			Mexico			Turkey
GDP	Total Portfolio	Retail	Companies	Debt securities	Total Portfolio	Companies	Retail	Total Portfolio	Companies	Retail	Total Portfolio	Companies	Retail
- 100 bps	223	151	67	3	118	54	62	67	3	63	19	5	12
+100 bps	(195)	(135)	(55)	(3)	(95)	(42)	(52)	(63)	(3)	(60)	(18)	(5)	(11)
Housing price
- 100 bps						1	23			4
+100 bps						(1)	(22)			(3)

Additional adjustments to expected loss measurement
The Group periodically reviews its individual estimates and its models for the collective estimate of expected losses as well as the effect of macroeconomic scenarios on them. In addition, the Group may supplement the expected losses to account for the effects that may not be included, either by considering additional risk factors, or by the incorporation of sectorial particularities or particularities that may affect a set of operations or borrowers, following a formal internal approval process established for this purpose, including the relevant Global Risk Management Committee (among the GRMC committees).
Thus, in Spain, during 2021 and 2022, the Loss Given Default (LGD) of certain specific operations considered unlikely to pay was reviewed upwards, with a remaining adjustment as of December 31, 2023 of €227 million, with a €161 million decrease compared with the end of the year 2022 mainly as a result of the annual model review process. In addition, due to the earthquakes that affected an area in the south of Turkey, during the month of February 2023 the classification of the credit exposure recorded in the five most affected cities was reviewed, which led to its reclassification to Stage 2. As of December 31, 2023 the amounts recorded in Stage 2 amounted to €273 million on-balance sheet and €406 million off-balance sheet exposure, with allowances for losses of approximately €25 million at contract level.
On the other hand, as of December 31, 2023, the complementary adjustments pending allocation to specific operations or customers are not significant, after the utilization and/or release of most of the adjustments during 2023. As of December 31, 2022, the complementary adjustments pending allocation to specific operations or customers totaled €302 million, of which €170 million corresponded to BBVA, S.A., €92 million to Mexico, €25 million to Peru, €11 million to Colombia and €5 million to Chile.
7.2.2Credit risk exposure
BBVA Group’s credit risk exposure by headings in the consolidated balance sheets as of December 31, 2023, 2022 and 2021 is provided below. It does not consider the loss allowances and the availability of collateral or other credit enhancements to enable compliance with payment obligations. The details are broken down by category of financial instruments:

Maximum credit risk exposure (Millions of Euros)
	Notes	December 2023	Stage 1	Stage 2	Stage 3
Financial assets held for trading		106,749
Equity instruments	10	4,589
Debt securities	10	28,569
Loans and advances	10	73,590
Non-trading financial assets mandatorily at fair value through profit or loss		8,737
Equity instruments	11	7,963
Debt securities	11	484
Loans and advances	11	290
Financial assets designated at fair value through profit or loss	12	955
Derivatives (trading and hedging)		48,747
Financial assets at fair value through other comprehensive income		62,289
Equity instruments	13	1,217
Debt securities		61,047	60,255	771	21
Loans and advances to credit institutions	13	26	26	—	—
Financial assets at amortized cost		463,130	410,590	38,061	14,478
Debt securities		49,544	49,403	108	32
Loans and advances to central banks		7,176	7,176	—	—
Loans and advances to credit institutions		17,498	17,478	18	2
Loans and advances to customers		388,912	336,533	37,935	14,444
Total financial assets risk		690,606
Total loan commitments and financial guarantees		214,283	204,842	8,411	1,030
Loan commitments given	33	152,868	147,376	5,326	165
Financial guarantees given	33	18,839	17,612	998	229
Other commitments given	33	42,577	39,854	2,087	636
Total maximum credit exposure		904,889

Maximum credit risk exposure (Millions of Euros)
	Notes	December 2022 ⁽¹⁾	Stage 1	Stage 2	Stage 3
Financial assets held for trading		70,763
Equity instruments	10	4,404
Debt securities	10	24,367
Loans and advances	10	41,993
Non-trading financial assets mandatorily at fair value through profit or loss		6,888
Equity instruments	11	6,511
Debt securities	11	129
Loans and advances	11	247
Financial assets designated at fair value through profit or loss	12	913
Derivatives (trading and hedging)		53,101
Financial assets at fair value through other comprehensive income		65,497
Equity instruments	13	1,198
Debt securities		64,273	63,425	822	26
Loans and advances to credit institutions	13	26	26	—	—
Financial assets at amortized cost		425,803	378,407	33,873	13,523
Debt securities		36,730	36,463	237	30
Loans and advances to central banks		4,420	4,420	—	—
Loans and advances to credit institutions		16,066	15,997	69	—
Loans and advances to customers		368,588	321,528	33,568	13,493
Total financial assets risk		622,965
Total loan commitments and financial guarantees		192,568	181,427	9,993	1,147
Loan commitments given	33	136,920	130,459	6,283	177
Financial guarantees given	33	16,511	15,214	1,015	281
Other commitments given	33	39,137	35,753	2,695	689
Total maximum credit exposure		815,533
(1) Balances corresponding to 2022 have been restated according to IFRS 17 (see Notes 1.3 and 2.3).

Maximum credit risk exposure (Millions of Euros)
	Notes	December 2021	Stage 1	Stage 2	Stage 3
Financial assets held for trading		92,560
Equity instruments	10	15,963
Debt securities	10	25,790
Loans and advances	10	50,807
Non-trading financial assets mandatorily at fair value through profit or loss		6,086
Equity instruments	11	5,303
Debt securities	11	128
Loans and advances	11	655
Financial assets designated at fair value through profit or loss	12	1,092
Derivatives (trading and hedging)		43,687
Financial assets at fair value through other comprehensive income		60,495
Equity instruments	13	1,320
Debt securities		59,148	58,587	561	—
Loans and advances to credit institutions	13	27	27	—	—
Financial assets at amortized cost		383,870	334,772	34,418	14,680
Debt securities		34,833	34,605	205	22
Loans and advances to central banks		5,687	5,687	—	—
Loans and advances to credit institutions		13,295	13,285	10	—
Loans and advances to customers		330,055	281,195	34,203	14,657
Total financial assets risk		587,789
Total loan commitments and financial guarantees		165,941	152,914	12,070	957
Loan commitments given	33	119,618	112,494	6,953	171
Financial guarantees given	33	11,720	10,146	1,329	245
Other commitments given	33	34,604	30,274	3,789	541
Total maximum credit exposure		753,730

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
As of December 31, 2023, there are no financial assets classified as purchased or originated credit impaired in the consolidated balance sheets of the BBVA Group.
The breakdown by geographical area and stage of the maximum credit risk exposure, the accumulated allowances recorded and the carrying amount of the loans and advances to customers as of December 31, 2023, 2022 and 2021 is shown below:

December 2023 (Millions of Euros)
	Gross exposure				Accumulated allowances				Carrying amount
	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Spain (1)	214,522	183,503	22,953	8,066	(4,593)	(503)	(714)	(3,375)	209,929	183,000	22,239	4,690
Mexico	91,086	81,619	6,995	2,472	(3,049)	(1,097)	(620)	(1,332)	88,037	80,522	6,375	1,140
Turkey (2)	39,058	34,105	3,234	1,719	(1,641)	(167)	(314)	(1,160)	37,416	33,938	2,920	559
South America (3)	43,151	36,237	4,738	2,176	(1,976)	(319)	(377)	(1,280)	41,175	35,918	4,362	896
Others	1,094	1,069	15	11	(10)	—	(1)	(8)	1,085	1,068	14	2
Total (4)	388,912	336,533	37,935	14,444	(11,269)	(2,087)	(2,026)	(7,156)	377,643	334,446	35,909	7,287
Of which: individual					(1,665)	(15)	(471)	(1,179)
Of which: collective					(9,604)	(2,072)	(1,555)	(5,977)
(1) Spain includes all countries where BBVA, S.A. operates.
(2) Turkey includes all countries in which Garanti BBVA operates.
(3) In South America, BBVA Group operates mainly in Argentina, Colombia, Peru and Uruguay.
(4) The amount of the accumulated allowances includes the provisions recorded for credit risk over the remaining expected lifetime of purchased financial instruments. Those provisions were determined at the moment of the Purchase Price Allocation and were originated mainly in the acquisition of Catalunya Banc S.A. (as of December 31, 2023, the remaining balance was €142 million). These valuation adjustments are recognized in the consolidated income statement during the residual life of the operations or are applied to the value corrections when the losses materialize.

December 2022 ⁽¹⁾ (Millions of Euros)
		Gross exposure				Accumulated allowances				Carrying amount
	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Spain (2)	214,066	186,977	19,621	7,468	(4,860)	(518)	(759)	(3,583)	209,206	186,459	18,862	3,885
Mexico	73,729	66,448	5,342	1,939	(2,496)	(955)	(475)	(1,066)	71,233	65,494	4,866	873
Turkey (3)	39,547	32,755	4,436	2,356	(2,105)	(224)	(358)	(1,523)	37,443	32,531	4,078	833
South America (4)	40,199	34,312	4,166	1,721	(1,768)	(318)	(345)	(1,105)	38,431	33,994	3,821	615
Others	1,047	1,035	3	9	(8)	—	—	(7)	1,039	1,035	3	2
Total (5)	368,588	321,528	33,568	13,493	(11,237)	(2,014)	(1,938)	(7,284)	357,351	319,513	31,629	6,208
Of which: individual					(2,164)	(21)	(604)	(1,539)
Of which: collective					(9,073)	(1,994)	(1,334)	(5,745)
(1) Balances corresponding to 2022 have been restated according to IFRS 17 (see Notes 1.3 and 2.3).
(2) Spain includes all countries where BBVA, S.A. operates.
(3) Turkey includes all countries in which Garanti BBVA operates.
(4) In South America, BBVA Group operates mainly in Argentina, Colombia, Peru and Uruguay.
(5) The amount of the accumulated allowances includes the provisions recorded for credit risk over the remaining expected lifetime of purchased financial instruments. Those provisions were determined at the moment of the Purchase Price Allocation and were originated mainly in the acquisition of Catalunya Banc S.A. (as of December 31, 2022 the remaining balance was €190 million). These valuation adjustments are recognized in the consolidated income statement during the residual life of the operations or are applied to the value corrections when the losses materialize.

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
The breakdown by counterparty of the maximum credit risk exposure, the accumulated allowances recorded, as well as the carrying amount by stages of loans and advances to customers as of December 31, 2023, 2022 and 2021 is shown below:

December 2023 (Millions of Euros)
	Gross exposure				Accumulated allowances				Net amount
	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Public administrations	23,294	23,105	164	25	(29)	(9)	(12)	(7)	23,265	23,096	152	18
Other financial corporations	13,271	13,072	187	12	(20)	(9)	(4)	(7)	13,251	13,062	183	6
Non-financial corporations	175,337	154,519	15,299	5,520	(4,274)	(517)	(795)	(2,962)	171,063	154,002	14,503	2,558
Households	177,009	145,837	22,286	8,886	(6,946)	(1,552)	(1,214)	(4,180)	170,063	144,285	21,071	4,706
Loans and advances to customers	388,912	336,533	37,935	14,444	(11,269)	(2,087)	(2,026)	(7,156)	377,643	334,446	35,909	7,287

December 2022 ⁽¹⁾ (Millions of Euros)
	Gross exposure				Accumulated allowances				Net amount
	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Public administrations	20,922	20,582	302	38	(30)	(8)	(11)	(11)	20,892	20,574	291	27
Other financial corporations	12,802	12,548	238	17	(37)	(15)	(12)	(10)	12,765	12,533	226	6
Non-financial corporations	170,929	149,501	15,087	6,340	(5,495)	(675)	(991)	(3,829)	165,433	148,826	14,096	2,511
Households	163,936	138,896	17,941	7,098	(5,675)	(1,316)	(925)	(3,434)	158,261	137,580	17,017	3,663
Loans and advances to customers	368,588	321,528	33,568	13,493	(11,237)	(2,014)	(1,938)	(7,284)	357,351	319,513	31,629	6,208
(1) Balances corresponding to 2022 have been restated according to IFRS 17 (see Notes 1.3 and 2.3).

December 2021 (Millions of Euros)
	Gross exposure				Accumulated allowances				Net amount
	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Public administrations	19,719	19,287	369	62	(37)	(13)	(5)	(19)	19,682	19,274	364	43
Other financial corporations	9,826	9,672	131	24	(23)	(8)	(6)	(9)	9,804	9,664	125	15
Non-financial corporations	146,797	120,140	19,366	7,290	(5,804)	(759)	(1,306)	(3,738)	140,993	119,381	18,060	3,552
Households	153,714	132,096	14,336	7,281	(5,253)	(1,184)	(773)	(3,295)	148,461	130,912	13,563	3,986
Loans and advances to customers	330,055	281,195	34,203	14,657	(11,116)	(1,964)	(2,091)	(7,061)	318,939	279,231	32,112	7,596

The breakdown by counterparty and product of loans and advances, net of loss allowances, as well as the gross carrying amount by type of product, classified in different headings of the assets, as of December 31, 2023, 2022 and 2021 is shown below:

December 2023 (Millions of Euros)
	Central banks	General governments	Credit institutions	Other financial corporations	Non-financial corporations	Households	Total	Gross carrying amount
On demand and short notice	—	6	—	73	1,933	1,028	3,040	3,175
Credit card debt	—	1	—	2	1,927	20,959	22,890	24,454
Commercial debtors		960	76	586	23,462	88	25,171	25,346
Finance leases	—	225	—	12	8,940	285	9,463	9,714
Reverse repurchase loans	1,345	—	5,786	92	—	—	7,223	7,234
Other term loans	4,878	21,662	5,329	9,300	134,024	147,491	322,683	331,813
Advances that are not loans	927	412	6,312	3,186	956	324	12,116	12,164
LOANS AND ADVANCES	7,151	23,265	17,502	13,251	171,241	170,175	402,586	413,901
By secured loans
Of which: mortgage loans collateralized by immovable property		271	—	526	24,829	96,772	122,397	125,328
Of which: other collateralized loans	1,347	6,933	4,558	465	10,938	2,430	26,671	26,963
By purpose of the loan
Of which: credit for consumption						59,892	59,892	64,303
Of which: lending for house purchase						97,555	97,555	99,224
By subordination
Of which: project finance loans					7,181		7,181	7,743

December 2022 ⁽¹⁾ (Millions of Euros)
	Central banks	General governments	Credit institutions	Other financial corporations	Non-financial corporations	Households	Total	Gross carrying amount
On demand and short notice	—	6	—	352	2,810	933	4,101	4,266
Credit card debt	—	1	—	3	2,029	16,865	18,898	19,985
Commercial debtors		1,021	24	370	24,510	85	26,011	26,254
Finance leases	—	195	—	13	8,040	322	8,571	8,857
Reverse repurchase loans	302	—	5,251	102	—	—	5,655	5,674
Other term loans	3,802	19,438	4,009	7,995	126,949	139,925	302,118	311,553
Advances that are not loans	296	232	6,772	3,930	1,256	217	12,702	12,758
LOANS AND ADVANCES	4,401	20,892	16,057	12,765	165,593	158,348	378,056	389,347
By secured loans
Of which: mortgage loans collateralized by immovable property		297	—	337	23,970	95,056	119,659	122,719
Of which: other collateralized loans	498	5,382	5,073	548	6,635	2,209	20,345	20,675
By purpose of the loan
Of which: credit for consumption						51,344	51,344	54,718
Of which: lending for house purchase						95,249	95,249	96,716
By subordination
Of which: project finance loans					7,942		7,942	8,530
(1) Balances corresponding to 2022 have been restated according to IFRS 17 (see Notes 1.3 and 2.3).

December 2021 (Millions of Euros)
	Central banks	General governments	Credit institutions	Other financial corporations	Non-financial corporations	Households	Total	Gross carrying amount
On demand and short notice	—	6	—	321	2,339	495	3,161	3,345
Credit card debt	—	—	—	1	1,504	12,523	14,030	14,949
Commercial debtors		791	—	476	18,191	66	19,524	19,766
Finance leases	—	191	—	14	7,388	317	7,911	8,256
Reverse repurchase loans	1,192	—	2,788	23	—	—	4,004	4,013
Other term loans	4,174	18,440	4,004	5,413	110,204	134,505	276,739	286,127
Advances that are not loans	315	394	6,510	3,554	1,805	630	13,208	13,263
LOANS AND ADVANCES	5,681	19,822	13,303	9,804	141,431	148,536	338,577	349,719
By secured loans
Of which: mortgage loans collateralized by immovable property		324	—	220	21,531	94,821	116,897	119,980
Of which: other collateralized loans	1,180	1,413	2,534	390	3,512	1,950	10,979	11,335
By purpose of the loan
Of which: credit for consumption						42,294	42,294	45,236
Of which: lending for house purchase						95,209	95,209	96,612
By subordination
Of which: project finance loans					8,863		8,863	9,423

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
The summary of the offsetting effect (via netting and collateral) for derivatives and securities operations as of December 31, 2023 is presented in Note 7.4.2.
–Other financial assets designated at fair value through profit or loss and financial assets at fair value through other comprehensive income: The guarantees or credit enhancements obtained directly from the issuer or counterparty are inherent to the structure of the instrument (mainly personal guarantees).
As of December 31, 2023, 2022 and 2021, the BBVA Group had no significant credit risk exposure of impaired financial assets at fair value through other comprehensive income (see Note 7.2.2).
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

The disclosure of impaired loans and advances at amortized cost covered by collateral (see Note 7.2.6), shown by type of collateral, as of December 31, 2023, 2022 and 2021, is the following:

Impaired loans and advances at amortized cost covered by collateral (Millions of Euros)
	Maximum exposure to credit risk	Of which secured by collateral
		Residential properties	Commercial properties	Cash	Others	Financial
December 2023	14,446	3,167	771	5	91	1,226
December 2022	13,493	2,537	849	3	52	984
December 2021	14,657	2,875	1,068	5	33	886
The value of guarantees received as of December 31, 2023, 2022 and 2021, is the following:

Guarantees received (Millions of Euros)
	2023	2022	2021
Value of collateral	136,141	125,963	117,362
Of which: guarantees normal risks under special monitoring	14,274	12,826	11,768
Of which: guarantees non-performing risks	4,035	3,440	3,981
Value of other guarantees	53,462	40,050	48,680
Of which: guarantees normal risks under special monitoring	4,864	4,963	7,404
Of which: guarantees non-performing risks	1,226	984	886
Total value of guarantees received	189,602	166,013	166,042
The maximum credit risk exposure of impaired financial guarantees and other commitments at December 31, 2023, 2022 and 2021 amounts to €1,030 million, €1,147 million and €957 million, respectively (see Note 7.2.2).
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
The table below outlines the distribution of the gross carrying amount of loans and advances to customers, contingent risk and commitments, in percentage terms, of the BBVA Group, based on their probability of default within 12 months and internal rating used in the calculation of the expected loss under IFRS 9, and their stages, as of December 31, 2023, 2022 and 2021:

Probability of default (basis points) and internal rating
		2023		2022		2021 ⁽¹⁾
		Subject to 12 month ECL (stage 1)	Subject to lifetime ECL (stage 2)	Subject to 12 month ECL (stage 1)	Subject to lifetime ECL (stage 2)	Subject to 12 month ECL (stage 1)	Subject to lifetime ECL (stage 2)
Internal rating	PDs	%	%	%	%	%	%
AAA	0 to 2	3.8	—	5.5	0.1	5.8	—
AA+ to AA-	2 to 5	10.7	0.2	19.4	0.3	15.7	0.1
A+ to A-	5 to 11	25.4	0.5	19.9	0.7	15.2	0.2
BBB+ to BBB-	11 to 39	21.7	1.3	18.7	0.8	18.7	0.6
BB+ to BB-	39 to 194	20.6	2.1	18.4	1.9	19.1	2.5
B+ to B-	194 to 1,061	8.7	2.2	9.0	2.5	12.2	3.8
CCC+ to CCC-	1,061 to 2,121	1.0	0.6	1.0	0.7	1.9	1.5
CC+ to C	> 2,121	0.5	0.8	0.5	0.8	0.8	1.9
	Total	92.4	7.6	92.3	7.7	89.4	10.6
(1) Data corresponding to the year 2021, does not include commitments nor contingent liabilities.

7.2.5Impaired loan risks
The breakdown of loans and advances within financial assets at amortized cost by counterparties, including their respective gross carrying amount, impaired amount and accumulated impairment as of December 31, 2023, 2022 and 2021 is as follows:

December 2023 (Millions of Euros)
	Gross carrying amount	Impaired loans and advances	Accumulated impairment	Impaired loans and advances as a % of the total
Central banks	7,176	—	(25)	—%
General governments	23,294	25	(29)	0.1%
Credit institutions	17,498	2	(21)	—%
Other financial corporations	13,271	12	(20)	0.1%
Non-financial corporations	175,337	5,520	(4,274)	3.2%
Agriculture, forestry and fishing	4,530	133	(136)	2.9%
Mining and quarrying	4,924	27	(30)	0.6%
Manufacturing	45,893	814	(685)	1.8%
Electricity, gas, steam and air conditioning supply	15,801	444	(454)	2.8%
Water supply	905	16	(11)	1.8%
Construction	8,269	665	(426)	8.1%
Wholesale and retail trade	32,080	1,241	(883)	3.9%
Transport and storage	10,378	310	(213)	3.0%
Accommodation and food service activities	7,957	329	(208)	4.1%
Information and communications	7,545	71	(54)	0.9%
Financial and insurance activities	7,828	187	(122)	2.4%
Real estate activities	12,550	658	(508)	5.2%
Professional, scientific and technical activities	4,053	178	(124)	4.4%
Administrative and support service activities	4,449	151	(111)	3.4%
Public administration and defense; compulsory social security	303	10	(11)	3.2%
Education	586	30	(21)	5.0%
Human health services and social work activities	2,171	129	(48)	6.0%
Arts, entertainment and recreation	906	53	(42)	5.9%
Other services	4,209	74	(186)	1.8%
Households	177,009	8,886	(6,946)	5.0%
LOANS AND ADVANCES	413,585	14,446	(11,316)	3.5%

December 2022 ⁽¹⁾ (Millions of Euros)
	Gross carrying amount	Impaired loans and advances	Accumulated impairment	Impaired loans and advances as a % of the total
Central banks	4,420	—	(19)	—%
General governments	20,922	38	(30)	0.2%
Credit institutions	16,066	—	(35)	—%
Other financial corporations	12,802	17	(37)	0.1%
Non-financial corporations	170,929	6,340	(5,495)	3.7%
Agriculture, forestry and fishing	4,475	153	(151)	3.4%
Mining and quarrying	5,006	179	(105)	3.6%
Manufacturing	44,583	869	(794)	1.9%
Electricity, gas, steam and air conditioning supply	15,344	650	(534)	4.2%
Water supply	875	21	(16)	2.4%
Construction	8,349	784	(537)	9.4%
Wholesale and retail trade	30,974	1,184	(945)	3.8%
Transport and storage	11,051	319	(343)	2.9%
Accommodation and food service activities	8,003	451	(329)	5.6%
Information and communications	7,498	113	(47)	1.5%
Financial and insurance activities	7,446	200	(188)	2.7%
Real estate activities	11,349	718	(527)	6.3%
Professional, scientific and technical activities	3,948	169	(151)	4.3%
Administrative and support service activities	4,021	180	(124)	4.5%
Public administration and defense, compulsory social security	268	8	(12)	2.9%
Education	556	35	(29)	6.4%
Human health services and social work activities	2,108	138	(53)	6.6%
Arts, entertainment and recreation	927	68	(79)	7.3%
Other services	4,147	101	(530)	2.4%
Households	163,936	7,098	(5,675)	4.3%
LOANS AND ADVANCES	389,073	13,493	(11,291)	3.5%
(1) Balances corresponding to 2022 have been restated according to IFRS 17 (see Notes 1.3 and 2.3).

December 2021 (Millions of Euros)
	Gross carrying amount	Impaired loans and advances	Accumulated impairment	Impaired loans and advances as a % of the total
Central banks	5,687	—	(6)	—%
General governments	19,719	62	(37)	0.3%
Credit institutions	13,295	—	(19)	—%
Other financial corporations	9,826	24	(23)	0.2%
Non-financial corporations	146,797	7,290	(5,804)	5.0%
Agriculture, forestry and fishing	4,077	125	(154)	3.1%
Mining and quarrying	4,889	222	(130)	4.5%
Manufacturing	35,058	1,003	(867)	2.9%
Electricity, gas, steam and air conditioning supply	13,718	570	(489)	4.2%
Water supply	782	22	(21)	2.9%
Construction	8,336	894	(619)	10.7%
Wholesale and retail trade	25,856	1,311	(1,104)	5.1%
Transport and storage	10,310	879	(400)	8.5%
Accommodation and food service activities	7,693	470	(405)	6.1%
Information and communications	6,533	117	(56)	1.8%
Financial and insurance activities	6,216	197	(181)	3.2%
Real estate activities	9,438	719	(466)	7.6%
Professional, scientific and technical activities	3,910	185	(152)	4.7%
Administrative and support service activities	3,046	181	(132)	5.9%
Public administration and defense, compulsory social security	203	9	(11)	4.5%
Education	582	43	(34)	7.4%
Human health services and social work activities	1,888	48	(41)	2.5%
Arts, entertainment and recreation	1,011	209	(95)	20.7%
Other services	3,250	84	(447)	2.6%
Households	153,714	7,281	(5,253)	4.7%
LOANS AND ADVANCES	349,037	14,657	(11,142)	4.2%
The changes during the years 2023, 2022 and 2021 of impaired financial assets and guarantees given are as follows:

Changes in impaired financial assets and guarantees given (Millions of Euros)
	2023	2022	2021
Balance at the beginning	14,521	15,467	15,478
Additions	11,066	8,084	8,556
Decreases (1)	(5,795)	(5,742)	(4,555)
Net additions	5,272	2,342	4,001
Amounts written-off	(3,770)	(2,771)	(3,613)
Exchange differences and other	(660)	(517)	(399)
Balance at the end	15,362	14,521	15,467
(1) Reflects the total amount of impaired loans derecognized from the consolidated balance sheet throughout the period as a result of monetary recoveries as well as mortgage foreclosures and real estate assets received in lieu of payment.

The changes during the years 2023, 2022 and 2021 in financial assets derecognized from the consolidated balance sheet as their recovery is considered unlikely ("write-offs"), is shown below:

Changes in impaired financial assets written-off from the balance sheet (Millions of Euros)
	Notes	2023	2022	2021
Balance at the beginning		22,595	21,990	22,001
Companies held for sale		—	—	—
Increase		3,841	2,871	3,709
Decrease:		(2,035)	(2,431)	(3,605)
Re-financing or restructuring		(1)	(2)	(1)
Cash recovery	47	(369)	(390)	(423)
Foreclosed assets		(3)	(25)	(17)
Sales (1)		(1,201)	(1,498)	(2,437)
Debt forgiveness		(410)	(368)	(599)
Time-barred debt and other causes		(51)	(147)	(129)
Net exchange differences		385	165	(116)
Balance at the end		24,787	22,595	21,990
(1) Includes principal and interest.
As indicated in Note 2.2.1, although they have been derecognized from the consolidated balance sheet, the BBVA Group continues to seek to collect on these written-off financial assets, until the rights to receive them are fully extinguished, either because it is a time-barred financial asset, the financial asset is forgiven, or other reason.
7.2.6Loss allowances
Movements, measured over a 12-month period, in gross accounting balances and accumulated loss allowances during 2023, 2022 and 2021 are recorded on the consolidated balance sheet as of December 31, 2023, 2022 and 2021 in order to cover the estimated impairment or reversal of impairment on loans and advances at amortized cost.

Changes in gross accounting balances of loans and advances at amortized cost. Year 2023 (Millions of Euros)
	Stage 1	Stage 2	Stage 3	Total
Balance at the beginning	341,944	33,636	13,493	389,073
Transfers of financial assets:	(11,647)	10,463	1,184	—
Transfers from stage 1 to stage 2	(18,172)	18,172	—	—
Transfers from stage 2 to stage 1	7,639	(7,639)	—	—
Transfers to stage 3	(3,203)	(2,297)	5,500	—
Transfers from stage 3	2,089	2,226	(4,316)	—
Net annual origination of financial assets	34,334	(5,233)	2,663	31,764
Becoming write-offs	(186)	(76)	(2,889)	(3,150)
Foreign exchange	(2,833)	(635)	(369)	(3,838)
Modifications that do not result in derecognition	(60)	(16)	476	401
Other	(365)	(187)	(112)	(665)
Balance at the end	361,186	37,953	14,446	413,585

Changes in allowances of loans and advances at amortized cost. Year 2023 (Millions of Euros)
	Stage 1	Stage 2	Stage 3	Total
Balance at the beginning	(2,065)	(1,942)	(7,284)	(11,291)
Transfers of financial assets:	73	(336)	(2,527)	(2,790)
Transfers from stage 1 to stage 2	118	(681)	—	(563)
Transfers from stage 2 to stage 1	(113)	323	—	210
Transfers to stage 3	81	120	(2,935)	(2,734)
Transfers from stage 3	(13)	(97)	408	297
Net annual origination of allowances	(466)	(148)	(232)	(846)
Becoming write-offs	147	71	2,853	3,071
Foreign exchange	(52)	44	169	160
Modifications that do not result in derecognition	3	49	(304)	(252)
Other	229	235	167	631
Balance at the end	(2,131)	(2,026)	(7,158)	(11,316)
For the year ended December 31, 2023, the impairment charges recognized under the heading “Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification" amounted to €4,428 million (€3,379 million and €3,034 million for the years ended December 31, 2022 and 2021, respectively) (see Note 47).

Changes in gross accounting balances of loans and advances at amortized cost. Year 2022 (Millions of Euros)
	Stage 1	Stage 2	Stage 3	Total
Balance at the beginning	300,167	34,213	14,657	349,037
Transfers of financial assets:	(5,041)	3,914	1,128	—
Transfers from stage 1 to stage 2	(12,726)	12,726	—	—
Transfers from stage 2 to stage 1	8,537	(8,537)	—	—
Transfers to stage 3	(1,941)	(1,831)	3,773	—
Transfers from stage 3	1,089	1,556	(2,645)	—
Net annual origination of financial assets	44,465	(4,201)	258	40,522
Becoming write-offs	(63)	(35)	(2,432)	(2,530)
Methodological changes and adoption of new standards ⁽¹⁾	(672)	—	—	(672)
Foreign exchange	2,447	18	(461)	2,004
Modifications that do not result in derecognition	(2)	29	113	140
Other	643	(301)	231	573
Balance at the end	341,944	33,636	13,493	389,073
(1) The entire impact corresponds to the application of IFRS 17 (See notes 1.3 and 2.3).

Changes in allowances of loans and advances at amortized cost. Year 2022 (Millions of Euros)
	Stage 1	Stage 2	Stage 3	Total
Balance at the beginning	(1,990)	(2,091)	(7,061)	(11,142)
Transfers of financial assets:	63	33	(1,570)	(1,473)
Transfers from stage 1 to stage 2	110	(397)	—	(287)
Transfers from stage 2 to stage 1	(91)	374	—	283
Transfers to stage 3	51	204	(1,917)	(1,662)
Transfers from stage 3	(7)	(148)	347	193
Net annual origination of allowances	(406)	(273)	(663)	(1,342)
Becoming write-offs	186	30	1,890	2,106
Foreign exchange	(87)	248	—	161
Modifications that do not result in derecognition	—	48	(160)	(112)
Other	168	64	279	511
Balance at the end	(2,065)	(1,942)	(7,284)	(11,291)

Changes in gross accounting balances of loans and advances at amortized cost. Year 2021 (Millions of Euros)
	Stage 1	Stage 2	Stage 3	Total
Balance at the beginning	298,793	30,601	14,678	344,072
Transfers of financial assets:	(10,785)	8,640	2,145	—
Transfers from stage 1 to stage 2	(14,482)	14,482	—	—
Transfers from stage 2 to stage 1	4,905	(4,905)	—	—
Transfers to stage 3	(1,772)	(1,945)	3,717	—
Transfers from stage 3	564	1,009	(1,573)	—
Net annual origination of financial assets	17,876	(4,729)	1,217	14,364
Becoming write-offs	(74)	(68)	(3,095)	(3,237)
Foreign exchange	(6,054)	(1,902)	(216)	(8,172)
Modifications that do not result in derecognition	187	1,642	189	2,018
Other	224	29	(261)	(8)
Balance at the end	300,167	34,213	14,657	349,037

Changes in allowances of loans and advances at amortized cost. Year 2021 (Millions of Euros)
	Stage 1	Stage 2	Stage 3	Total
Balance at the beginning	(2,037)	(2,289)	(7,815)	(12,141)
Transfers of financial assets:	187	441	(2,521)	(1,893)
Transfers from stage 1 to stage 2	139	(602)	—	(463)
Transfers from stage 2 to stage 1	(60)	307	—	247
Transfers to stage 3	111	802	(2,775)	(1,862)
Transfers from stage 3	(3)	(66)	254	185
Net annual origination of allowances	(563)	(57)	(314)	(933)
Becoming write-offs	45	56	2,694	2,795
Foreign exchange	70	(270)	719	519
Modifications that do not result in derecognition	12	(79)	(122)	(189)
Other	297	106	298	701
Balance at the end	(1,990)	(2,091)	(7,061)	(11,142)
The loss allowances recorded in the balance sheet to cover the impairment estimated in the debt securities amounted to €166, €214 and €126 million as of December 31, 2023, 2022 and 2021, respectively. The variation is mainly due to changes in credit risk variations, mainly in Garanti BBVA, BBVA, S.A. and BBVA Argentina.
Additionally, the loss allowances recorded in the balance sheet to cover the impairment estimated in the commitments and guarantees given amounted to €770, €770 and €691 million as of December 31, 2023, 2022 and 2021, respectively (see Note 24). The variation is mainly driven by changes due to origination and acquisition in Garanti BBVA.
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
In the case of retail customers (private individuals), the main aim of the BBVA Group’s policy on refinancing and restructuring a loan is to avoid default arising from a customer’s temporary liquidity problems by implementing structural solutions that do not increase the balance of the customer’s loan. The solution required is adapted to each case and the loan repayment is made easier, in accordance with the following principles:
–Analysis of the viability of transactions based on the customer’s willingness and ability to pay, which may be reduced, but should nevertheless be present. Therefore, in all cases the customer shall at least make interest payments, with certain limited exceptions where grace periods are afforded in respect of both principal and interest payments.
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
In any case, a restructuring will be considered impaired when the reduction in the present net value of the financial obligation is greater than 1%.
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
Risk concentrations by geographical area
The breakdown of the main figures in the most significant foreign currencies in the consolidated balance sheets is set forth in Appendix IX.
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

Policies for Risk related to the developer and Real Estate sector in Spain
Policies and strategies established by the Group to deal with risks related to the developer and real-estate sector
BBVA Group has teams specializing in the management of the Real Estate Sector risk, given its economic importance and specific technical component. This specialization is not only in risk teams, but throughout the handling, commercial, problem risks and legal, etc. It also includes the research department of the BBVA Group (BBVA Research), which helps determine the medium/long-term vision needed to manage this portfolio. The policies established to address the risks related to the developer and real-estate sector, aim to accomplish, among others, the following objectives: to avoid concentration in terms of customers, products and regions; to estimate the risk profile for the portfolio; and to anticipate possible worsening of the portfolio within a sector is highly cyclical.
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
Risk concentration related to the developer and Real Estate sector in Spain
Currently, there is no risk concentration in the developer and real estate sector, taking into account that its weight in total wholesale risks in Spain is approximately 10%, while compared with the total risks in the portfolio (wholesale and retail), the Real Estate risk assumed would be around 3%.
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
Consequently, GRM deals with the identification, measurement, monitoring and control of those risks and their reporting to the corresponding corporate bodies. Through the GRMC, it performs the function of control and risk assessment and is responsible for developing the strategies, policies, procedures and infrastructure necessary to identify, evaluate, measure and manage the significant risks that the BBVA Group faces. To this end, GRM, through the corporate unit of Structural Risks, proposes a scheme of limits that defines the risk appetite set for each of the relevant structural risk types, both at Group level and by management units, which will be reviewed annually, reporting the situation periodically to the Group's corporate bodies as well as to the GRMC.

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
7.3.1Interest rate risk and credit spread in the banking book
The structural interest-rate risk (hereinafter, "IRRBB") is related to the potential impact that variations in market interest rates may have on an entity's earnings, through the impact on net interest income and on the valuation of instruments accounted for at fair value, as well as on the equity. In order to properly measure IRRBB, BBVA Group takes into account all the main sources of this risk: repricing risk, yield curve risk, option risk and basis risk.
Furthermore, the credit spread risk in the banking book ("CSRBB") arises from the potential impact on the entity´s earnings and/or the value of equity of the banking book produced by a variation in the level of market credit spreads that are not explained by default or migration risk or by movements in market interest rates.
IRRBB and CSRBB management is carried out from a double perspective, the economic value of equity and earnings, including the management of net interest income and the monitorization of banking book instruments accounted at fair value with an impact on the income statement and/or on equity. In addition, the banking book instruments recorded based on their market value (fair value) are subject to specific monitoring, due to their impact on risk and on capital, through other comprehensive income or the income statement.
The exposure of a financial entity to adverse interest rates and credit spreads movements is a risk inherent to the development of the banking business, which is also, in turn, an opportunity to create economic value. Therefore, these risks must be effectively managed so that they are limited in accordance with the entity’s equity and in line with the expected economic result.
In BBVA, the purpose of IRRBB risk management is to maintain the recurrent generation of earnings in the event of market interest rate fluctuations, through the contribution to the net interest income and the control of the potential impacts on the mark-to-market of the fair value accounted portfolios, as well as to limit the capital consumption due to structural interest rate risk. Likewise, the spread risk management in banking book portfolios is aimed at limiting the impact on equity derived from changes in the valuation of fixed income instruments, which are used for balance sheet liquidity and interest rate risk management purposes in order to increase diversification, and maintaining the spread risk at levels aligned with the total volume of the investment portfolio and the equity of the Group, as well as limiting the impact on earnings when market credit spreads change.
These functions fall to the Global ALM (Asset & Liability Management) unit, within the Finance area, who, through ALCO, aims to guarantee the recurrence of results and preserve the solvency of the entity, always adhering to the risk profile defined by the management bodies of the BBVA Group.
IRRBB management is decentralized, and is carried out independently in each entity included in the structural balance sheet (banking book) of the BBVA Group, keeping the exposure to interest rates and credit spreads movements aligned with the strategy and the target risk profile of the Group, and in compliance with the regulatory requirements according to the EBA guidelines.
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
BBVA's IRRBB and CSRBB in the banking book management and control process includes a set of metrics and tools that enable the capture of additional sources to properly monitor the risk profile of the Group, backed-up by assumptions that aim to characterize the behavior of the balance sheet items with the maximum accuracy.
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

The table below shows the profile of average structural interest rate risk and credit spread risk of the fixed income portfolio in the banking book classified as Held to Collect & Sale (HtC&S) in terms of sensitivities of the main currencies for the BBVA Group in 2023:

Sensitivity to interest-rate and credit spread analysis. Year 2023
	Interest rate risk				Credit spread
	Impact on net interest income (1)		Impact on economic value (2)		Impact on economic value (2)
	100 basis point increase	100 basis point decrease	100 basis point increase	100 basis point decrease	100 basis point increase
Euro	[0.5% , 1.5%]	[-1.5% , -0.5%]	[-0.5% , 0.5%]	[-0.5% , 0.5%]	[-1.5% , -0.5%]
Mexican peso	[0.5% , 1.5%]	[-1.5% , -0.5%]	[-1.5% , -0.5%]	[0.5% , 1.5%]	[-0.5% , 0.5%]
U.S. dollar	[0.5% , 1.5%]	[-1.5% , -0.5%]	[0.5% , 1.5%]	[-1.5% , -0.5%]	[-0.5% , 0.5%]
Turkish lira	[-0.5% , 0.5%]	[-0.5% , 0.5%]	[-0.5% , 0.5%]	[-0.5% , 0.5%]	[-0.5% , 0.5%]
Other	[-0.5% , 0.5%]	[-0.5% , 0.5%]	[-0.5% , 0.5%]	[-0.5% , 0.5%]	[-0.5% , 0.5%]
BBVA Group	[1.5% , 3.5%]	[-3.5% , -1.5%]	[-1.5% , -0.5%]	[0.5% , 1.5%]	[-1.5% , -0.5%]
(1) Percentage of "12 months" net interest income for the BBVA Group.
(2) Percentage of CET1 (Fully Loaded) for BBVA Group.

Sensitivity to interest-rate and credit spread analysis. Year 2022
	Interest rate risk				Credit spread
	Impact on net interest income (1)		Impact on economic value (2)		Impact on economic value (2)
	100 basis point increase	100 basis point decrease (3)	100 basis point increase	100 basis point decrease (3)	100 basis point increase
Euro	[1.5% , 3.5%]	[-1.5% , -0.5%]	[0.5% , 1.5%]	[-1.5% , -0.5%]	[-1.5% , -0.5%]
Mexican peso	[0.5% , 1.5%]	[-1.5% , -0.5%]	[-1.5% , -0.5%]	[0.5% , 1.5%]	[-0.5% , 0.5%]
U.S. dollar	[0.5% , 1.5%]	[-1.5% , -0.5%]	[0.5% , 1.5%]	[-1.5% , -0.5%]	[-0.5% , 0.5%]
Turkish lira	[-0.5% , 0.5%]	[-0.5% , 0.5%]	[-0.5% , 0.5%]	[-0.5% , 0.5%]	[-0.5% , 0.5%]
Other	[-0.5% , 0.5%]	[-0.5% , 0.5%]	[-0.5% , 0.5%]	[-0.5% , 0.5%]	[-0.5% , 0.5%]
BBVA Group	[3.5% , 5.5%]	[-5.5% , -3.5%]	[0.5% , 1.5%]	[-1.5% , -0.5%]	[-3.5% , -1.5%]
(1) Percentage of "12 months" net interest income for the BBVA Group.
(2) Percentage of CET1 (Fully Loaded) for BBVA Group.
(3) In Euro and Pound sterling (included in "Other"), negative interest rates scenarios are allowed up to plausible levels.
At an aggregate level, BBVA seeks to maintain a moderate risk profile, in accordance with the established objective, having positive sensitivity to interest rate hikes in the net interest income.
Regarding relevant events in the financial markets in 2023, the first half of the year was characterized by a persistent high level of inflation in most of the countries where the Group operates and strong growth indicators, which supported the position of the ECB and the Fed to maintain high interest rates in the medium to long term. This affected sovereign yield curves and led to a decrease in the valuation of the Group's debt portfolios. However, in the last quarter of the year, decreasing inflation data and the convergence of macroeconomic expectations towards the objectives of central banks, together with the weakening of some macroeconomic indicators, pointed to the potential end of the rate hike cycle in Europe and in the United States and resulted in the market expecting rate drops by mid-2024. This has led to a fall in sovereign bond interest rates and it has led to an increase in the valuation of most debt portfolios of the Group. Southern Europe rate curve spreads remain stable. In Mexico, the rate hike cycle is also considered to be over, while in most countries of South America, interest rate cuts have started to take place. On the contrary, the Central Bank of Turkey has continued the tightening of its monetary policy launched in June with significant interest rate hikes.
The most relevant aspects related to the main geographical areas are the following:
–Spain has a balance sheet characterized by a lending portfolio with high proportion of variable-rate loans (mortgages and corporate lending) and liabilities composed mainly by customer demand deposits. The ALCO portfolio acts as a management lever and hedge for the balance sheet, mitigating its sensitivity to interest rate fluctuations. In an environment of high rates, currently close to the market-predicted terminal rates, the interest rate risk profile of the balance sheet has been reduced during the year.
–On the other hand, the ECB left rates unchanged in the last quarter of the year, bringing the benchmark interest rate to 4.5%, the marginal deposit facility rate at 4.0% and the marginal loan facility rate at 4.75% as of December 31, 2023. The market expects there to be a first rate drop in the first half of 2024 and, in this environment, the Euribor 6 and 12 month reference rates fell in the fourth quarter of 2023, starting to reflect these expectations, while shorter term benchmark rates remained broadly stable. All in all, the customer spread benefited in 2023 from asset repricing and the containment in the cost of deposits.

–Mexico continues to show a balance between fixed and variable interest rates balances, which results in a limited sensitivity to interest rates fluctuations. In terms of assets that are most sensitive to interest rate changes, the commercial portfolio stood out, while consumer loans and mortgages are mostly at a fixed rate. With regard to customer funds, the high proportion of non-interest bearing deposits, which are insensitive to interest rate movements, should be highlighted. The ALCO portfolio is invested primarily in fixed-rate sovereign bonds with limited maturities. The monetary policy rate stood at 11.25%, 75 basis points above the end-of-year level of 2022, but has remained stable since March 2023. Regarding customer spread, there has been an improvement during 2023, favored by both the containment of the cost of deposits and the positive evolution of the loan yield.
–In Turkey, the sensitivity of deposits is offset by the ALCO portfolio and loans (fixed rate and relatively short-term). The sensitivity of the net interest income remained very limited. The CBRT has recently increased monetary policy rates, taking interest rates from 8.5% to 42.5% by the end of 2023. In terms of customer spread, it has worsened due to the evolution of the deposit costs linked to regulatory requirements, despite the high profitability of loans.
–In South America, the interest rate risk profile remains low as most countries in the area have a fixed/variable composition and maturities that are very similar for assets and liabilities, with limited net interest income sensitivity. In addition, in the balance sheets with several currencies, interest rate risk is managed for each of the currencies, showing a very low level of exposure. Regarding benchmark rates, the cut cycle has begun in the region. In Peru it stood at 6.75% as of December 2023, 75 basis points below its 2022 closing level. The customer spread in Peru had a positive performance in the year due to the positive evolution of loan performance and the containment of deposit costs. In Colombia, in December 2023 the central bank cut rates by 25 basis points, leaving the official rate at 13.00%. Thus, customer spread in Colombia continued the improvement trend initiated in the second quarter of the year. In Argentina, after the primary elections in August, a significant rate hike of 2,100 basis points was implemented reaching 118%, and kept increasing further up to 133%, but was reduced to 100% after the last central bank meeting in December 2023.
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
The purpose of the exchange rate risk management of BBVA's long term investments, which arises mainly from its foreign franchises, is to preserve the capital ratios of the Group and to maintain the stability of the profits. The year 2023 was characterized by the recovery of the euro against the dollar (+3.5%), after the losses accumulated during the previous year. Among the emerging currencies, the Mexican peso appreciated strongly (11.4% against the euro) for the second year in a row, helped by the country's increasingly solid fundamentals. The lira was again penalized in 2023 (-38.9%), reflecting the imbalances in the Turkish economy. However, this year, economic policy is experiencing a gradual correction of the current macroeconomic imbalances that could have an impact in the coming years. As for the performance of South American currencies, the Colombian peso appreciated strongly against the euro (21.5%), the Peruvian sol weakened slightly (1.1%), while the Chilean peso depreciated by 6.2%. Finally, the Argentine peso experienced the largest depreciation among the area's currencies (-78.9%), affected by the measures implemented by the country's new government.
BBVA maintains management policies for the main investments in emerging countries in respect of, in average terms, between 40% and 50% of the aggregate attributable profit in non-euro currencies expected to be generated by the group in the next twelve months and around 70% of the aggregate excess capital in non-euro currencies. In relation to the CET1 capital ratio, the estimated impact at the end of 2023 of a 10% depreciation in the relevant currency was as follows: Mexican peso (-9 basis points); Turkish lira (-4 basis points) and U.S. dollar (+17 basis points).

For the years 2023, 2022 and 2021, the estimated sensitivities (in absolute terms) of the result attributable to the parent company are shown below, taking into account the coverage, against depreciations and appreciations of 1% of the average rate in the main currencies. To the extent that hedging positions are periodically modulated, the sensitivity estimate attempts to reflect an average (or effective) sensitivity in the year:

Sensitivity to 1% change (Millions of Euros)
Currency	2023	2022	2021
Mexican peso	25.8	19.1	14.0
Turkish lira	4.4	3.5	4.7
Peruvian sol	0.9	0.7	0.3
Chilean peso	0.2	0.4	0.6
Colombian peso	1.0	0.9	1.1
Argentine peso	1.3	1.9	0.6
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
Equity markets in Europe and the United States posted significant gains in 2023 due to higher economic growth than expected at the beginning of the year and falling inflation, which is expected to lead to a process of gradual relaxation of monetary conditions approximately towards mid-2024. In Europe, the banking sector was one of the best performers, managing to surpass pre-pandemic levels. The Spanish stock market outperformed both European stock market indices and the local indices of the main European countries. Finally, Telefónica, where the Group maintains a stake as equity in the banking book, rose slightly less than the indices but significantly more than the European telecommunications sector.
Structural equity risk, measured in terms of economic capital, has raised during the last year due to the higher exposure taken. The aggregate sensitivity of the BBVA Group’s consolidated equity to a 1% fall in the price of shares of the companies making up the equity portfolio amounted to €-24 million as of December 31, 2023, same as of December 31, 2022. This estimation takes into account the exposure in shares valued at market prices, or if not applicable, at fair value (excluding the positions in the Treasury Area portfolios) and the net delta-equivalent positions in derivatives on the same underlyings.
7.3.4 IBOR reform
The transition from IBOR to Risk Free Rate (hereinafter "RFR") was considered a complex initiative, which affected the BBVA Group in different geographical areas and business lines, as well as a multitude of products, systems and processes. The main risks to which the Group was exposed due to the transition were: (1) risk of litigation related to the products and services offered by the Group; (2) legal risks derived from changes in the documentation required for existing operations; (3) financial and accounting risks, derived from market risk models and from the valuation, hedging, cancellation and recognition of financial instruments associated with reference indices; (4) price risk, derived from how changes in the indices could impact the price determination mechanisms of certain instruments; (5) operational risks, as the reform could require changes to the Group's IT systems, business reporting infrastructure, operational processes and controls, and (6) conduct risks arising from the potential impact of customer communications during the transition period, which could lead to customer complaints, regulatory sanctions or reputational impact.
Thus, the Group established a transition project, provided with a robust governance structure, taking into account the different transition approaches and deadlines to the new RFR when evaluating the various risks associated with the transition, as well as defining the lines of action in order to mitigate them.

BBVA actively collaborated in the IBOR transition, supporting and participating in the sectorial working groups, and amending the contracts with its counterparties. In this regard, BBVA carried out a process of communication and contact with its counterparties to modify contract terms using different mechanisms: through the inclusion of addenda to the contracts, the adherence to industry standard protocols, the transition of operations by clearing house, the cancellation of contracts and subscription of new ones, and the transition through other legislative mechanisms. This process has been managed through the monitoring mechanisms and indicators that have been developed by the working groups within the Group.
In relation to the indices affected by the reform, the transition of the EONIA indices and LIBOR GBP, CHF, JPY and EUR has already been completed satisfactorily in the BBVA Group. In the case of the EURIBOR, the European authorities have promoted modifications in its methodology so that it meets the requirements of the European Regulation of Reference Indices, for which reason the cessation of this rate is not foreseen at the moment. Regarding USD LIBOR, the only rate to which BBVA had exposure as of December 31, 2023, BBVA is actively working to modify all its contracts referenced to this rate to the corresponding RFR (SOFR, Secured Overnight Financing Rate). The Financial Conduct Authority (FCA) has announced its decision to publish USD LIBOR under a "synthetic" methodology not representative for the 1, 3 and 6 months tenors until September 30, 2024.The BBVA Group's exposure to financial assets and liabilities pending transition to the new RFR is not significant.
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
With respect to the risk measurement models used by the BBVA Group, the Bank of Spain has authorized the use of the internal market risk model to determine bank capital requirements deriving from risk positions on the BBVA, S.A. and BBVA Mexico trading book, which jointly accounted for around 76%, 63% and 77% of the Group’s trading-book market risk as of December 31, 2023, 2022 and 2021. For the rest of the geographical areas where the Group operates (applicable mainly to the Group´s South America subsidiaries and Garanti BBVA), bank capital for the risk positions in the trading book is calculated using the Standardized Approach defined by the Basel Committee on Banking Supervision (which is referred to herein as the "standard model”).

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

Market risk in 2023
The Group’s market risk related to its trading portfolio remained in 2023 at low levels compared to other risks managed by BBVA, particularly credit risk. This is due to the nature of the business. In 2023, the average VaR was €31 million, above the figure of 2022, with a maximum level in the year reached on September 14, 2023 of €42 million. The evolution in the BBVA Group’s market risk during 2023, measured as VaR without smoothing (see Glossary) with a 99% confidence level and a 1-day horizon (shown in Millions of Euros) is as follows:

50
40
30
20
10
0
-10
-20
-30
-40
-50
Jan-23
Feb-23
Mar-23
Apr-23
May-23
Jun-23
Jul-23
Aug-23
Sep-23
Oct-23
Nov-23
Dec-23
Interest + spread
Total
FX
Vega/Correlation
Stock Market
Diversification

By type of market risk assumed by the Group's trading portfolio, the main risk factor for the Group continued to be that linked to interest rates, with a weight of 69% of the total at December 31, 2023 (this figure includes the spread risk). The relative weight of this risk has increased 24% compared with the close of 2022. Exchange-rate risk accounted for 10% of the total risk, reducing its weight -55% with respect to December 2022, while equity, volatility and correlation risk has increased, with a weight of 7% and 14% respectively, which implies a variation of -45% and 55% respectively with respect to 2022.
As of December 31, 2023, 2022 and 2021 the VaR was €36 million, €29 million and €31 million, respectively, with the following breakdown:

VaR by Risk Factor (Millions of Euros) ⁽¹⁾
	Interest/Spread risk	Currency risk	Stock-market risk	Vega/Correlation risk	Diversification effect ⁽²⁾	Total
2023
VaR average in the year	36	8	2	7	(22)	31
VaR max in the year	43	6	17	8	(33)	42
VaR min in the year	23	9	—	9	(23)	19
End of period VaR	41	6	4	8	(23)	36
2022
VaR average in the year	33	8	3	7	(23)	27
VaR max in the year	35	12	2	11	(24)	36
VaR min in the year	25	10	2	11	(28)	19
End of period VaR	32	13	7	5	(28)	29
2021
VaR average in the year	33	10	2	11	(28)	29
VaR max in the year	32	13	4	1	(14)	36
VaR min in the year	27	9	1	10	(25)	22
End of period VaR	34	9	5	11	(29)	31
(1) The figures that correspond to the maximum and minimum total VaR obtained in the year show the VaR figures by risk factor for the day on which said maximums and minimums occurred.
(2) The diversification effect is the difference between the sum of the average individual risk factors and the total VaR figure that includes the implied correlation between all the variables and scenarios used in the measurement.

Validation of the internal market risk model
The internal market risk model is validated on a regular basis by backtesting in both, BBVA, S.A. and Global Markets Mexico (in BBVA Mexico). The aim of backtesting is to validate the quality and precision of the internal market risk model used by BBVA Group to estimate the maximum daily loss of a portfolio, at a 99% level of confidence and a 250-day time horizon, by comparing the results of those entities and the risk measurements generated by the internal market risk model. These tests showed that the internal market risk model of both, BBVA, S.A. and Global Markets Mexico is adequate and precise.
Two types of backtesting have been carried out in 2023, 2022 and 2021:
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
For the period between the year ended December 31, 2022 and the year ended December 31, 2023, the backtesting of the internal VaR calculation model was carried out, comparing the daily results obtained to the risk level estimated by the internal VaR calculation model. In that period, there was no negative exception neither in BBVA, S.A nor in BBVA Mexico as an entity.
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
The impact of the stress test under multivariable simulation of the risk factors of the portfolio based on the expected shortfall (expected shortfall calculated at a 97.5% confidence level, 20 days) as of December 31, 2023 is as follows:

Impact of the stress test (Millions of Euros)
0	Europe	Mexico	Peru	Venezuela	Argentina	Colombia	Turkey
Expected shortfall	(74)	(73)	(29)	—	(10)	(4)	(13)

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
A summary of the effect of offsetting (via netting and collateral) for derivatives and securities operations is presented below as of December 31, 2023, 2022 and 2021:

Effect of offsetting for derivatives and securities operation (Millions of Euros)
					Gross amounts not offset in the consolidated balance sheets (D)
	Notes	Gross amounts recognized (A)	Gross amounts offset in the consolidated balance sheets (B)	Net amount presented in the consolidated balance sheets (C=A-B)	Financial instruments	Cash collateral received/ pledged	Net amount (E=C-D)
December 2023
Trading and hedging derivatives	10 / 15	44,641	8,866	35,775	24,948	9,949	878
Reverse repurchase, securities borrowing and similar agreements		80,227	—	80,227	81,050	956	(1,779)
Total assets		124,869	8,866	116,003	105,998	10,905	(900)
Trading and hedging derivatives	10 / 15	44,536	8,866	35,670	27,131	8,755	(216)
Repurchase, securities lending and similar agreements		104,920	—	104,920	106,344	2,002	(3,426)
Total liabilities		149,456	8,866	140,590	133,475	10,757	(3,642)
December 2022
Trading and hedging derivatives	10 / 15	52,354	10,554	41,800	29,251	11,461	1,088
Reverse repurchase, securities borrowing and similar agreements		47,111	—	47,111	47,217	970	(1,077)
Total assets		99,465	10,554	88,911	76,468	12,431	11
Trading and hedging derivatives	10 / 15	51,767	10,554	41,213	31,063	9,498	651
Repurchase, securities lending and similar agreements		54,382	—	54,382	53,439	586	357
Total liabilities		106,149	10,554	95,594	84,502	10,084	1,008
December 2021
Trading and hedging derivatives	10 / 15	36,349	3,611	32,737	22,524	8,758	1,456
Reverse repurchase, securities borrowing and similar agreements		54,296	—	54,296	55,010	2,213	(2,927)
Total assets		90,645	3,611	87,034	77,534	10,971	(1,471)
Trading and hedging derivatives	10 / 15	37,916	3,584	34,331	22,524	10,119	1,688
Repurchase, securities lending and similar agreements		54,159	—	54,159	58,174	679	(4,694)
Total liabilities		92,074	3,584	88,490	80,698	10,798	(3,006)

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
Liquidity and Funding Risk Management aims to maintain a balance sheet structure which allows a sustainable business model. The Group’s liquidity and funding strategy is based on the following pillars:
–The principle of the funding self-sufficiency of its subsidiaries, meaning that each of the Liquidity Management Units ("LMU") must cover its funding needs independently on the markets where it operates. This avoids possible contagion due to a crisis affecting one or more of the Group’s LMU.
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
7.5.2Governance, monitoring and mitigation measures
The responsibility for liquidity and funding management in the development of normal business activity lies with the Finance area as a first line of defense in managing the risks inherent to this activity, in accordance with the principles established by the EBA and in line with the most demanding standards, policies, procedures and controls in the framework established by the governing bodies. Finance, through the Balance-Sheet Management area, plans and executes the funding of the structural long-term gap of each LMU and proposes to the Assets and Liabilities Committee (ALCO) the actions to be taken on this matter, in accordance with the policies established by the Risk Committee in line with the metrics of the Risk Appetite Framework approved by the Board of Directors.
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
The LCR ratio is a regulatory metric that aims to guarantee the resilience of entities in a scenario of liquidity tension within a time horizon of 30 days. Within its risk appetite framework and system of limits and alerts, BBVA has established a required LCR compliance level for the entire Group and for each individual LMU. The internal levels required are aimed at efficiently meeting the regulatory requirement, at a level above 100% as a mitigation measure.
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
In this context, the short-term resistance of the liquidity risk profile is promoted, seeking to ensure that each LMU has sufficient collateral to deal with the risk of the closing of wholesale markets. Basic capacity is the internal metric for the management and control of short-term liquidity risk, which is defined as the relationship between the explicit assets available and the maturities of wholesale liabilities and volatile resources, at different time periods up to one year, with special relevance at 30 and 90 days, with the objective of preserving the survival period above 3 months with the available buffer, without considering the balance inflows.
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
7.5.3Liquidity and funding performance
The BBVA Group maintains a dynamic funding structure with a predominantly retail nature, where customer resources represent the main source of funding.
During 2023, despite the environment of lower liquidity as a result of the actions adopted by central banks, including the withdrawal of public sources of liquidity and the significant repayments of funds withdrawn under the TLTRO III program made by BBVA and the banking system, liquidity conditions remained adequate in all the countries where the BBVA Group operates.
The performance of the indicators show that the funding structure remained steady during 2023, 2022 and 2021, in the sense that all LMU held self-funding levels with stable customer resources above the requirements.

LtSCD by LMU
	2023	2022	2021
Group (average)	99%	96%	95%
BBVA, S.A.	100%	98%	98%
BBVA Mexico	102%	98%	93%
Garanti BBVA	78%	83%	81%
Other LMU	104%	96%	93%

With respect to LCR, the Group has maintained a liquidity buffer at both a consolidated and individual level in 2023. As a result, the ratio has remained above 100%, with the consolidated ratio as of December 31, 2023 standing at 149%.
Although this requirement is only established at a Group level, for banks in the Eurozone, the minimum level required is exceeded in all subsidiaries. It should be noted that the calculation of the Consolidated LCR does not allow the transfer of liquidity between subsidiaries, so no excess liquidity may be transferred from these entities for the purpose of calculating the consolidated ratio. If the impact of these highly liquid assets was considered, the LCR would be 193%, or 44 basis points above the required level.

LCR main LMU
0	2023	2022	2021
Group	149%	159%	165%
BBVA, S.A.	178%	186%	190%
BBVA Mexico	192%	199%	245%
Garanti BBVA	212%	185%	211%
One of the key elements in BBVA's Group liquidity and funding management is the targeted maintenance of large high quality liquidity buffers in all business areas where the group operates.
Each entity maintains a liquidity buffer at the individual level for BBVA, S.A. and for each of its subsidiaries, such as BBVA Mexico, Garanti BBVA and the Latin American subsidiaries.
In this respect, the Group has maintained for the last 12 months an average volume of high quality liquid assets (HQLA) amounting to €130,770 billion, among which, 97% correspond to maximum quality assets (LCR Level 1).
The table below shows the liquidity available by instrument as of December 31, 2023, 2022 and 2021 for the most significant entities based on prudential supervisor’s information (Commission Implementing Regulations (EU) 2021/451 of December 17, 2020):

Liquidity available by instrument (Millions of Euros)
		BBVA, S.A.			BBVA Mexico			Garanti BBVA			Other
	2023	2022	2021	2023	2022	2021	2023	2022	2021	2023	2022	2021
Cash and withdrawable central bank reserves	43,931	48,271	35,258	9,712	12,865	12,146	9,899	6,731	8,179	5,921	5,265	6,469
Level 1 tradable assets	31,606	33,081	37,272	20,345	13,974	13,881	6,117	9,165	5,549	8,429	7,836	6,036
Level 2A tradable assets	919	3,450	5,234	246	47	74	—	—	—	—	—	—
Level 2B tradable assets	2,916	3,471	9,492	132	35	28	—	—	—	—	1	2
Other tradable assets	44,324	22,708	27,870	469	467	343	398	285	722	753	1,035	934
Non tradable assets eligible for central banks	—	—	—	—	—	—	—	—	—	—	—	—
Cumulated counterbalancing capacity	123,696	110,981	115,127	30,903	27,388	26,472	16,414	16,181	14,449	15,102	14,136	13,440
The Net Stable Funding Ratio (NSFR), defined as the result between the amount of stable funding available and the amount of stable funding required, requiring banks to maintain a stable financing profile in relation to the composition of their assets and off-balance sheet activities. This ratio should be at least 100% at all times. The NSFR ratio of the BBVA Group, stood at 131% as of December 31, 2023.
The NSFR of BBVA Group and its main LMU at December 31, 2023, 2022 and 2021, was the following:

NSFR main LMU
	2023	2022	2021
Group	131%	135%	135%
BBVA, S.A.	120%	125%	126%
BBVA Mexico	140%	143%	149%
Garanti BBVA	178%	166%	162%

Below is a matrix of residual maturities by contractual periods based on supervisory prudential reporting as of December 31, 2023, 2022 and 2021:

December 2023. Contractual maturities (Millions of Euros)
	Demand	Up to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 3 years	3 to 5 years	Over 5 years	Total
ASSETS
Cash, cash balances at central banks and other demand deposits	10,353	61,678	—	—	—	—	—	—	—	—	72,031
Deposits in credit entities	—	4,676	393	543	594	602	602	136	24	102	7,672
Deposits in other financial institutions	—	1,288	1,261	1,049	385	649	2,019	965	974	1,291	9,882
Reverse repo, securities borrowing and margin lending	—	42,407	21,683	6,890	3,398	2,596	3,319	3,817	2,133	139	86,382
Loans and advances	—	28,644	30,850	28,239	16,434	19,029	41,267	32,769	45,116	104,086	346,433
Securities' portfolio settlement	—	2,167	6,011	2,633	2,578	11,950	15,266	14,016	29,245	34,558	118,424

December 2023. Contractual maturities (Millions of Euros)
	Demand	Up to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 3 years	3 to 5 years	Over 5 years	Total
LIABILITIES
Wholesale funding	—	1,187	3,889	8,518	4,935	4,225	10,296	7,990	11,175	22,424	74,639
Deposits from financial institutions	2,092	3,669	1,076	715	119	605	795	46	198	695	10,011
Deposits from other financial institutions and international agencies	8,507	5,526	2,806	1,036	834	841	1,033	618	695	638	22,535
Customer deposits	304,096	44,745	16,225	11,855	3,905	5,500	1,753	1,029	758	1,092	390,959
Security pledge funding	—	86,908	30,028	6,107	2,274	1,821	2,630	1,111	2,060	677	133,615
Derivatives, net	—	(21)	(30)	6	(62)	(267)	69	45	(135)	(2,616)	(3,009)

December 2022. Contractual maturities (Millions of Euros)
	Demand	Up to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 3 years	3 to 5 years	Over 5 years	Total
ASSETS
Cash, cash balances at central banks and other demand deposits	9,227	66,497	—	—	—	—	—	—	—	—	75,724
Deposits in credit entities	—	3,870	319	433	434	468	242	183	6	83	6,040
Deposits in other financial institutions	3	2,199	1,012	746	516	344	971	816	551	830	7,988
Reverse repo, securities borrowing and margin lending	—	31,049	5,743	3,368	1,432	1,127	4,582	1,354	2,400	289	51,343
Loans and advances	99	24,622	32,009	25,622	14,827	16,766	41,049	32,510	43,828	96,201	327,534
Securities' portfolio settlement	1	4,031	4,107	8,200	4,305	4,746	18,417	8,744	23,307	31,480	107,338

December 2022. Contractual maturities (Millions of Euros)
	Demand	Up to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 3 years	3 to 5 years	Over 5 years	Total
LIABILITIES
Wholesale funding	—	1,841	4,434	1,050	3,148	2,017	6,318	9,423	13,282	18,145	59,658
Deposits from financial institutions	2,176	7,885	628	806	56	694	648	211	396	399	13,899
Deposits from other financial institutions and international agencies	7,392	5,760	1,465	464	379	758	700	293	594	727	18,532
Customer deposits	302,667	38,951	18,542	6,776	2,575	2,870	1,476	1,276	798	273	376,203
Security pledge funding	—	51,638	14,543	17,736	866	1,503	8,136	1,524	3,493	575	100,013
Derivatives, net	—	(253)	24	(1,010)	(23)	175	40	(153)	(466)	(3,717)	(5,383)

December 2021. Contractual maturities (Millions of Euros)
	Demand	Up to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 3 years	3 to 5 years	Over 5 years	Total
ASSETS
Cash, cash balances at central banks and other demand deposits	39,761	24,598	—	—	—	—	—	—	—	—	64,359
Deposits in credit entities	—	3,781	400	790	373	299	211	166	8	26	6,056
Deposits in other financial institutions	2	901	801	584	727	432	694	470	261	469	5,343
Reverse repo, securities borrowing and margin lending	—	33,856	11,611	2,945	1,063	1,692	2,188	2,239	1,118	739	57,451
Loans and advances	174	18,531	23,185	22,141	11,769	13,782	39,656	30,049	44,508	94,780	298,574
Securities' portfolio settlement	10	1,779	3,606	3,395	2,333	3,958	18,854	13,135	17,214	47,331	111,614

December 2021. Contractual maturities (Millions of Euros)
	Demand	Up to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 3 years	3 to 5 years	Over 5 years	Total
LIABILITIES
Wholesale funding	—	3,065	1,077	3,498	2,914	1,885	9,477	4,931	12,332	19,991	59,169
Deposits from financial institutions	1,936	4,257	415	825	183	924	496	146	146	579	9,907
Deposits from other financial institutions and international agencies	8,894	2,728	1,700	382	289	227	578	231	337	722	16,087
Customer deposits	281,812	28,806	11,814	4,867	1,717	1,520	1,740	578	863	416	334,132
Security pledge funding	—	52,437	6,858	2,485	1,513	8,252	29,954	5,527	4,755	1,490	113,269
Derivatives, net	(33)	(395)	(176)	(326)	(66)	(641)	100	(122)	(155)	(66)	(1,880)
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
The most relevant aspects related to the main geographical areas are the following:
–In Spain, BBVA, S.A. has repaid a substantial portion of the TLTRO III program. During 2023, commercial activity has provided liquidity to the balance sheet mainly due to the increase of customer deposits in the last quarter of the year, with growth greater than that of lending activity. This performance was partially explained by the end of year seasonal component and the higher prevailing interest rates. In December 2022 BBVA, S.A. started the repayment of the TLTRO III program (see Note 22.1), maintaining at all times the regulatory liquidity metrics well above the established minimums.
–BBVA Mexico continued to present an efficient management of the cost of funds in an environment of rising interest rates. During the year, however, commercial activity has drained liquidity due to a sustained loan growth that has been bigger than the fund growth. For most of the year, deposits had an overall negative performance due to transfers from deposits to off-balance funds; however, in the last quarter of the year there was a significant increase in deposits mainly thanks to the seasonal inflows at the end of the year.
–In Turkey, during 2023, the lending gap in local currency has been reduced, due to a greater growth in deposits than in loans. The lending gap in foreign currency has increased due to higher reductions in deposits. Garanti BBVA continued to maintain a stable liquidity position. On the other hand, the Central Bank of Turkey has promoted a gradual transition from the foreign exchange protected scheme to ordinary deposits in Turkish lira, especially in the second half of the year, as an additional step on the economy de-dollarization process.
–In South America, the liquidity situation remained adequate throughout the region. In Argentina, liquidity in the system continued to increase due to a higher growth in deposits than in loans in local currency, without significant variations in the foreign currency credit gap. In BBVA Colombia, the credit gap declined due to a higher volume of deposits together with a slowdown in lending growth. BBVA Peru maintained its liquidity levels showing a reduction in the credit gap throughout the year.

The main wholesale financing transactions carried out by the BBVA Group during 2023 are listed below:

Issuer	Type of issue	Date of issue	Nominal (millions)	Currency	Coupon	Early redemption	Maturity date
BBVA, S.A.	Senior non-preferred	Jan-23	1,000	EUR	4.625%	Jan-30	Jan-31
	Covered bonds	Jan-23	1,500	EUR	3.125%	—	Jul-27
	Senior preferred	May-23	1,000	EUR	4.125%	May-25	May-26
	Tier 2	Jun-23	750	EUR	5.750%	Jun-Sep 28	Sep-33
	AT1	Jun-23	1,000	EUR	8.375%	Dec-28	Perpetual
	Tier 2	Aug-23	300	GBP	8.250%	Aug-Nov 28	Nov-33
	AT1	Sep-23	1,000	USD	9.375%	Sep-29	Perpetual
	Tier 2	Nov-23	750	USD	7.883%	Nov-33	Nov-34
BBVA Mexico	Senior (Tranche 1) - Green bond	Feb-23	8,689	MXN	TIIE day 1 + 32 basis points	—	Feb-27
	Senior (Tranche 2)	Feb-23	6,131	MXN	9.540%	—	Feb-30
	Tier 2	Jun-23	1,000	USD	8.450%	Jun-33	Jun-38
	Senior (Tranche 1)	Nov-23	9,900	MXN	TIIE day 1 + 32 basis points	—	Apr-27
	Senior (Tranche 2)	Nov-23	3,600	MXN	10.240%	—	Nov-30
Additionally, in June 2023, BBVA, S.A. completed a securitization of a portfolio of car loans for an amount of €804 million.
In Turkey, Garanti BBVA renewed in June 2023 a syndicated loan linked to environmental, social and corporate governance (ESG) criteria, consisting of two separate tranches of USD 199 million and €218.5 million, both maturing in one year. In December 2023, Garanti BBVA announced the renovation of 100% of a syndicated loan with two tranches of USD 259.5 million and €142.5 million with a maturity of 367 days, also linked to ESG criteria. The total loan cost was SOFR + 3.50% for the tranche in USD and Euribor + 3.25% for the tranche in euros.
7.5.4Asset encumbrance
As of December 31, 2023, 2022 and 2021, the encumbered (those provided as collateral for certain liabilities) and unencumbered assets are broken down as follows:

Encumbered and unencumbered assets (Millions of Euros)
	Encumbered assets						Unencumbered assets
	Book value			Fair value			Book value			Fair value
	2023	2022	2021	2023	2022	2021	2023	2022	2021	2023	2022	2021
Assets	78,586	92,916	114,336				696,972	619,177	548,548
Equity instruments	592	819	307	592	819	307	13,176	11,293	22,280	13,176	11,293	22,280
Debt securities	51,458	33,533	31,557	50,818	32,291	29,527	88,976	92,665	89,307	88,976	92,665	89,307
Loans and advances and other assets	26,535	58,563	82,472				594,821	515,218	436,962
The committed value of "Loans and Advances and other assets" corresponds mainly to loans linked to the issue of covered bonds, territorial bonds or long-term securitized bonds (see Note 22.4) as well as, to a lesser extent, those used as a guarantee to access certain funding transactions with central banks. Debt securities and equity instruments correspond to underlying that are delivered in repos with different types of counterparties, mainly clearing houses or credit institutions, and to a lesser extent central banks. Collateral provided to guarantee derivative transactions is also included as committed assets.
As of December 31, 2023, 2022 and 2021, collateral pledges received mainly due to repurchase agreements and securities lending, and those which could be committed in order to obtain funding are provided below:

Collateral received (Millions of Euros)
	Fair value of encumbered collateral received or own debt securities issued			Fair value of collateral received or own debt securities issued available for encumbrance			Fair value of collateral received or own debt securities issued not available for encumbrance
	2023	2022	2021	2023	2022	2021	2023	2022	2021
Collateral received	73,836	40,701	40,905	14,825	9,415	17,029	996	1,279	1,719
Equity instruments	1,019	323	289	51	759	265	—	—	—
Debt securities	72,817	40,378	40,616	14,774	8,656	16,764	996	1,279	1,719
Loans and advances and other assets	—	—	—	—	—	—	—	—	—
Own debt securities issued other than own covered bonds or ABSs	—	—	—	74	92	50	—	—	—

The guarantees received in the form of reverse repurchase agreements or security lending transactions are committed by their use in repurchase agreements, as is the case with debt securities.
As of December 31, 2023, 2022 and 2021, financial liabilities issued related to encumbered assets in financial transactions as well as their book value were as follows:

Sources of encumbrance (Millions of Euros)
	Matching liabilities, contingent liabilities or securities lent			Assets, collateral received and own debt securities issued other than covered bonds and ABSs encumbered
	2023	2022	2021	2023	2022	2021
Book value of financial liabilities	151,766	122,400	137,242	149,853	128,628	151,275
Derivatives	15,895	15,950	15,368	13,756	16,699	15,191
Deposits	126,777	95,728	109,311	126,543	99,077	120,957
Outstanding subordinated debt	9,094	10,722	12,563	9,554	12,852	15,127
Other sources	1,066	731	620	2,568	4,989	3,966
8.Fair value of financial instruments
Framework and processes control
The process for determining the fair value established in the Group seeks to ensure that financial assets and liabilities are properly recorded following the IFRS 13 principles, which defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the principal market or most advantageous market, at the measurement date.
BBVA has established, at a geographic level, a structure of Risk Operational Admission and Product Governance Committees responsible for validating and approving new products or types of financial assets and liabilities before being contracted. Local management responsible for valuation, which are independent from the business are members of these committees.
These areas seek to ensure, prior to the approval stage, the existence of not only technical and human resources, but also adequate informational sources to measure the fair value of these financial assets and liabilities, in accordance with the rules established by the valuation global area and using models that have been validated and approved by the responsible areas complying with the governance of BBVA Group's official models.
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
Additionally, for financial assets and liabilities that show significant uncertainty in inputs or model parameters used for valuation, criteria is established to measure said uncertainty and activity limits are set based on these. Finally, these measurements are compared, as much as possible, against other sources such as the measurements obtained by the business teams and/or those obtained by other market participants.
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
–Level 3: Valuation of financial instruments with valuation techniques that use significant unobservable inputs in the market. As of December 31, 2023, the affected instruments at fair value accounted for approximately 0.57% of financial assets and 0.50% of the Group’s financial liabilities. Model selection and validation is undertaken by control areas outside the business areas.

8.1Fair value of financial instruments recognized at fair value, according to valuation criteria
Below are the different elements used in the valuation technique of financial instruments.
Active Market
BBVA considers an active market as a market that allows the observation of bid and offer prices representative of the levels to which the market participants are willing to negotiate an asset, with sufficient frequency and volume.
Furthermore, BBVA considers as traded in an “Organized Market” quotations for assets or liabilities from Over The Counter (OTC) markets when they are obtained from independent sources, observable on a daily basis and fulfil certain conditions.
The fair value of the Group's financial instruments recognized at fair value in the consolidated balance sheets is presented below, broken down according to the valuation method used to determine their fair value, and their respective book value as of December 31, 2023, 2022 and 2021:

Fair value of financial instruments by levels. December 2023 (Millions of Euros)
	Notes	Book value	Fair value
			Level 1	Level 2	Level 3
ASSETS
Financial assets held for trading	10	141,042	21,972	116,905	2,165
Derivatives		34,293	144	33,880	269
Equity instruments		4,589	4,494	24	71
Debt securities		28,569	17,333	11,081	155
Loans and advances		73,590	—	71,921	1,669
Non-trading financial assets mandatorily at fair value through profit or loss	11	8,737	7,028	493	1,216
Equity instruments		7,963	6,742	72	1,148
Debt securities		484	286	132	66
Loans and advances to customers		290	—	288	2
Financial assets designated at fair value through profit or loss	12	955	908	47	—
Debt securities		955	908	47	—
Financial assets at fair value through other comprehensive income	13	62,205	52,987	8,335	883
Equity instruments		1,217	1,026	52	139
Debt securities		60,963	51,961	8,258	745
Loans and advances to credit institutions		26	—	26	—
Derivatives – Hedge accounting	15	1,482	—	1,482	—
LIABILITIES
Financial liabilities held for trading	10	121,715	14,133	106,382	1,201
Trading derivatives		33,045	191	32,111	743
Short positions		15,735	13,942	1,750	44
Deposits		72,935	—	72,520	415
Financial liabilities designated at fair value through profit or loss	12	13,299	—	11,073	2,227
Deposits from credit institutions		—	—	—	—
Customer deposits		717	—	717	—
Debt certificates issued		3,977	—	1,751	2,227
Other financial liabilities		8,605	—	8,605	—
Derivatives – Hedge accounting	15	2,625	—	2,586	39

Fair value of financial Instruments by levels. December 2022 ⁽¹⁾ (Millions of Euros)
	Notes	Book value	Fair value
			Level 1	Level 2	Level 3
ASSETS
Financial assets held for trading	10	110,671	22,710	85,636	2,325
Derivatives		39,908	795	38,140	974
Equity instruments		4,404	4,369	—	34
Debt securities		24,367	16,284	7,934	148
Loans and advances		41,993	1,262	39,562	1,169
Non-trading financial assets mandatorily at fair value through profit or loss	11	6,888	5,720	151	1,017
Equity instruments		6,511	5,457	40	1,014
Debt securities		129	19	111	—
Loans and advances to customers		247	245	—	3
Financial assets designated at fair value through profit or loss	12	913	913	—	—
Debt securities		913	913	—	—
Financial assets at fair value through other comprehensive income	13	65,374	53,248	11,537	589
Equity instruments		1,198	1,040	58	100
Debt securities		64,150	52,182	11,479	489
Loans and advances to credit institutions		26	26	—	—
Derivatives – Hedge accounting	15	1,891	4	1,887	—
LIABILITIES
Financial liabilities held for trading	10	95,611	20,611	73,871	1,129
Trading derivatives		37,909	746	36,161	1,002
Short positions		13,487	13,354	133	—
Deposits		44,215	6,511	37,577	127
Financial liabilities designated at fair value through profit or loss	12	10,580	—	8,990	1,590
Deposits from credit institutions		—	—	—	—
Customer deposits		700	—	700	—
Debt certificates issued		3,288	—	1,698	1,590
Other financial liabilities		6,592	—	6,592	—
Derivatives – Hedge accounting	15	3,303	100	3,179	25
(1) Balances corresponding to 2022 have been restated according to IFRS 17 (see Notes 1.3 and 2.3).

Fair value of financial Instruments by levels. December 2021 (Millions of Euros)
	Notes	Book value	Fair value
			Level 1	Level 2	Level 3
ASSETS
Financial assets held for trading	10	123,493	32,371	87,736	3,386
Derivatives		30,933	3,954	26,732	247
Equity instruments		15,963	15,925	—	37
Debt securities		25,790	11,877	13,725	189
Loans and advances		50,807	615	47,279	2,913
Non-trading financial assets mandatorily at fair value through profit or loss	11	6,086	4,378	522	1,186
Equity instruments		5,303	4,158	394	751
Debt securities		128	—	128	—
Loans and advances to customers		655	220	—	435
Financial assets designated at fair value through profit or loss	12	1,092	916	176	—
Debt securities		1,092	916	176	—
Financial assets at fair value through other comprehensive income	13	60,421	52,157	7,545	719
Equity instruments		1,320	1,178	36	106
Debt securities		59,074	50,952	7,509	613
Loans and advances to credit institutions		27	27	—	—
Derivatives – Hedge accounting	15	1,805	63	1,733	9
LIABILITIES
Financial liabilities held for trading	10	91,135	26,215	64,305	615
Trading derivatives		31,705	4,755	26,560	389
Short positions		15,135	15,124	11	—
Deposits		44,294	6,335	37,733	226
Financial liabilities designated at fair value through profit or loss	12	9,683	1	8,243	1,439
Deposits from credit institutions		—	—	—	—
Customer deposits		809	—	809	—
Debt certificates issued		3,396	1	1,956	1,439
Other financial liabilities		5,479	—	5,479	—
Derivatives – Hedge accounting	15	2,626	53	2,573	—

The following table sets forth the main valuation techniques, hypothesis and inputs used in the estimation of fair value of the financial instruments recorded at fair value classified under Levels 2 and 3, based on the type of financial asset and liability and the corresponding balances as of December 31, 2023, 2022 and 2021.

Fair value of Financial Instruments by levels. (Millions of Euros)

ASSETS	Valuation techniques in Levels 2 and 3	Observable inputs in Levels 2 and 3	Unobservable inputs in Levels 2 and 3
Financial assets held for trading
Equity instruments	Comparable pricing (Observable price in a similar market) Net asset value	- Brokers quotes - Market operations - NAVs published	- NAV provided by the administrator of the fund
Debt securities	Present-value method (Discounted future cash flows) Observed prices in non-active markets	- Issuer´s credit risk - Current market interest rates - Non active markets prices	- Prepayment rates - Issuer´s credit risk - Recovery rates
Loans and advances	Present-value method (Discounted future cash flows)	- Issuer´s credit risk - Current market interest rates - Funding interest rates observed in the market or in consensus services - Exchange rates	- Prepayment rates - Issuer´s credit risk - Recovery rates - Funding interest rates not observed in the market or in consensus services
Derivatives
Interest rate	Interest rate products (Interest rate Swaps, Call money Swaps and FRA): Discounted cash flows
Caps/Floors: Black 76 and SABR
Bond options: Black 76
Swaptions: Black, SABR and LGM
Other Interest rate Options: Black, SABR and Libor Market Model
Constant Maturity Swaps: SABR	- Exchange rates
- Market quoted future prices
- Market interest rates
- Underlying assets prices: shares, funds, commodities
- Market observable volatilities
- Issuer credit spread levels
- Quoted dividends
		- Market listed correlations	- Beta - Implicit correlations between tenors - interest rates volatility
Equity	Future and Equity Forward: Discounted future cash flows Equity Options: Local Volatility, Momentum adjustment and Heston		- Volatility of volatility - Implicit assets correlations - Long term implicit correlations - Implicit dividends and long term repos
Foreign exchange and gold	Future and Equity Forward: Discounted future cash flows Foreign exchange Options: Local volatility, momentum adjustment		- Volatility of volatility - Implicit assets correlations - Long term implicit correlations
Credit	Credit Derivatives: Default model and Gaussian copula		- Correlation default - Credit spread - Recovery rates - Interest rate yield - Default volatility
Commodities	Commodities: Momentum adjustment and discounted cash flows
Non-trading financial assets mandatorily at fair value through profit or loss
Equity instruments	Comparable pricing (Observable price in a similar market) Net asset value	- Brokers quotes - Market operations - NAVs published	- NAV provided by the administrator of the fund
Debt securities	Present-value method (Discounted future cash flows)	- Issuer credit risk - Current market interest rates	- Prepayment rates - Issuer credit risk - Recovery rates
Loans and advances	Discounted future cash flows		- Prepayment rates - Interest rates
Financial assets designated at fair value through profit or loss	Present-value method (Discounted future cash flows)	- Issuer credit risk - Current market interest rates
Debt securities
Financial assets at fair value through other comprehensive income
Equity instruments	Comparable pricing (Observable price in a similar market) Net asset value	- Brokers quotes - Market operations - NAVs published	- NAV provided by the administrator of the fund
Debt securities	Present-value method (Discounted future cash flows) Observed prices in non-active markets	- Issuer´s credit risk - Current market interest rates - Non active market prices	- Prepayment rates - Issuer credit risk - Recovery rates
Hedging derivatives
Interest rate	Interest rate products (Interest rate Swaps, Call money Swaps and FRA): Discounted cash flows
Caps/Floors: Black 76 and SABR
Bond options: Black 76
Swaptions: Black, SABR and LGM
Other Interest rate Options: Black, SABR and Libor Market Model
Constant Maturity Swaps: SABR	- Exchange rates
- Market quoted future prices
- Market interest rates
- Underlying assets prices: shares, funds, commodities
- Market observable volatilities
- Issuer credit spread levels
- Quoted dividends
		- Market listed correlations	- Beta - Implicit correlations between tenors - interest rates volatility
Equity	Future and Equity Forward: Discounted future cash flows Equity Options: Local volatility, Black 76, Momentum adjustment and Heston		- Volatility of volatility - Implicit assets correlations - Long term implicit correlations - Implicit dividends and long term repos
Foreign exchange and gold	Future and Equity Forward: Discounted future cash flows Foreign exchange Options: Local volatility, momentum adjustment		- Volatility of volatility - Implicit assets correlations - Long term implicit correlations
Credit	Credit Derivatives: Default model and Gaussian copula		- Correlation default - Credit spread - Recovery rates - Interest rate yield - Default volatility
Commodities	Commodities: Momentum adjustment and Discounted cash flows

Fair Value of Financial Instruments by Levels

LIABILITIES	Valuation techniques in Levels 2 and 3	Observable inputs in Levels 2 and 3	Unobservable inputs in Levels 2 and 3
Financial liabilities held for trading
Deposits	Present-value method (Discounted future cash flows)	- Interest rate yield - Funding interest rates observed in the market or in consensus services - Exchange rates	- Funding interest rates not observed in the market or in consensus services
Derivatives
Interest rate	Interest rate products (Interest rate Swaps, call money Swaps and FRA): Discounted cash flows
Caps/Floors: Black 76 and SABR
Bond options: Black 76
Swaptions: Black 76, SABR and LGM
Other Interest rate Options: Black, SABR and Libor Market Model
Constant Maturity Swaps: SABR	- Exchange rates
- Market quoted future prices
- Market interest rates
- Underlying assets prices: shares, funds, commodities
- Market observable volatilities
- Issuer credit spread levels
- Quoted dividends
		- Market listed correlations	- Beta - Correlation between tenors - Interest rates volatility
Equity	Future and Equity forward: Discounted future cash flows Equity Options: Local volatility, momentum adjustment and Heston		- Volatility of volatility - Assets correlation
Foreign exchange and gold	Future and Equity Forward: Discounted future cash flows Foreign exchange Options: Black 76, Local volatility, momentum adjustment		- Volatility of volatility - Assets correlation
Credit	Credit Derivatives: Default model and Gaussian copula		- Correlation default - Credit spread - Recovery rates - Interest rate yield - Default volatility
Commodities	Commodities: Momentum adjustment and discounted cash flows
Short positions	Present-value method (Discounted future cash flows)		- Prepayment rates - Issuer´s credit risk - Current market interest rates
Financial liabilities designated at fair value through profit or loss	Present-value method (Discounted future cash flows)	- Prepayment rates - Issuer´s credit risk - Current market interest rates	- Prepayment rates - Issuer´s credit risk - Current market interest rates
Derivatives – Hedge accounting
Interest rate	Interest rate products (Interest rate Swaps, call money Swaps and FRA): Discounted cash flows
Caps/Floors: Black 76 and SABR
Bond options: Black 76
Swaptions: Black 76, SABR and LGM
Other Interest rate Options: Black, SABR and Libor Market Model
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
Unobservable inputs
Quantitative information of unobservable inputs used to calculate level 3 valuations is presented below as of December 31, 2023, 2022 and 2021.

Unobservable inputs. December 2023
Financial instrument	Valuation technique(s)	Significant unobservable inputs	Min	Average	Max	Units
Debt Securities	Present value method	Credit spread	—	136	4,369	bp
		Recovery rate	0%	39%	40%	%
	Comparable Pricing		0%	99%	237%	%
Equity/Fund instruments (1)	Net Asset Value
Comparable Pricing
Loans and advances	Present value method	Repo funding curve	2.26%	3.74%	5.76%	Abs Repo rate
Credit Derivatives	Gaussian Copula	Correlation default	26%	60%	85%	%
	Black 76	Price volatility				Vegas
Equity Derivatives	Option models on equities, baskets of equity, funds	Dividends (2)
		Correlations	(88%)	52%	99%	%
		Volatility	8.47	29.41	70.94	Vegas
FX Derivatives	Option models on FX underlyings	Volatility	4.31	10.24	18.52	Vegas
IR Derivatives	Option models on IR underlyings	Beta	3.00%	5%	11%	%
		Correlation rate/credit	(100%)		100%	%
		Correlation rate/inflation	52%	60%	74%	%
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
An additional adjustment for Own Credit Adjustment (OCA) is applied to the instruments accounted for by applying the Fair Value Option permitted by IFRS 9. The related amounts recognized in the consolidated balance sheet as of December 31, 2023 and 2022, related to OCA were €406 million and €333 million, respectively.
The amounts recognized in the consolidated balance sheets as of December 31, 2023, 2022 and 2021 related to the valuation adjustments incorporated to the credit assessment derivative assets amounted to €-133 million €-158 million and €-121 million, respectively as Credit Valuation Adjustments (CVA), and amounted to €91 million, €135 million and €104 million, respectively as Debit Valuation Adjustment (DVA). The impact recorded under “Gains (losses) on financial assets and liabilities held for trading, net” in the consolidated income statement was €26 million for the year ended December 31, 2023 and €0 million in 2022 and 2021.
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
Additionally, as of December 31, 2023, 2022 and 2021, €-16 million, €-16 million and €-11 million related to the FVA were recognized in the consolidated balance sheet, being the impact on results nil, €-7 million and €-1 million, respectively.
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
The impact recorded under “Gains (losses) on financial assets and liabilities held for trading, net” in the consolidated income statement for the year ended December 31, 2023 corresponding to the mentioned adjustments was a net impact of €-54 million. An adjustment was also made as of December 31, 2023 on financial assets at fair value through other comprehensive income for a total of €-15 million (€-11 million in 2022).
Financial assets and liabilities classified as level 3
The changes in the balance of Level 3 financial assets and liabilities included in the consolidated balance sheets are as follows:

Financial assets level 3: Changes in the year (Millions of Euros)
	2023		2022 ⁽¹⁾		2021
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Balance at the beginning	3,931	2,743	5,301	2,054	2,984	1,902
Changes in fair value recognized in profit and loss (2)	(7)	113	289	(131)	338	143
Changes in fair value not recognized in profit and loss	21	(1)	(62)	14	(47)	(10)
Acquisitions, disposals and liquidations (3)	27	374	(783)	782	2,531	156
Net transfers to level 3	289	204	(750)	74	(436)	(80)
Exchange differences and others	3	34	(64)	(50)	(69)	(56)
Balance at the end	4,264	3,467	3,931	2,743	5,301	2,054
(1) Balances corresponding to 2022 have been restated according to IFRS 17 (see Notes 1.3 and 2.3).
(2) Profit or loss that is attributable to gains or losses relating to those financial assets and liabilities held as of December 31, 2023, 2022 and 2021. Valuation adjustments are recorded under the heading “Gains (losses) on financial assets and liabilities (net)”.
(3) Of which, in 2021, the assets roll forward is comprised of €2,742 million of acquisitions and €211 million of disposals. The liabilities roll forward is comprised of €213 million of acquisitions and €57 million of sales.
In 2023, as a result of the implementation of the multifactor criteria in the classification, which considers all the risk factors of the exposures, their observability and uncertainty, there is a reduction in exposure to derivatives in Level 3, offset by an increase in exposure classified at level 3 in repurchases agreements positions due to unobservability in the inputs applied in their valuation. Therefore, the increase in Level 3 exposure would be focused on cash positions of variable income and fixed income due to unobservability in their prices.
In 2022, the net volume of exposures classified as level 3 has been reduced. This reduction was mainly concentrated in repurchase agreements positions, derived from the rotation of the portfolio towards positions with better observability in the equity market of the inputs applied at their fair value. Additionally, the reduction in the volume of level 3 exposures of repurchase agreement positions was mitigated by the increase in the volume of level 3 exposures in derivatives, for which there was worse observability in the market of the inputs applied in their fair value.
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
For the years ended December 31, 2023, 2022 and 2021, the profit/loss on sales of financial instruments classified as level 3 recognized in the consolidated income statement was not material.
Transfers among levels
The Global Valuation Area, in collaboration with the Group, has established the rules for an appropriate financial instruments held for trading classification according to the fair value hierarchy defined by IFRS.
On a monthly basis, derivative positions, deposits, loans and advances from the portfolio are classified, according to this criterion, by the subsidiaries. Then, there is a quarterly review of the portfolio in order to analyze the need for a change in classification of any of these assets.
On a quarterly basis, the positions of equity instruments and debt securities are classified, following these criteria, by the local areas in coordination with Global Markets Valuation.

The financial instruments transferred among the different levels of measurement for the years ended December 31, 2023, 2022 and 2021 are at the following amounts in the consolidated balance sheets as of December 31, 2023, 2022 and 2021:

Transfers among levels. December 2023 (Millions of Euros)
	From:	Level 1		Level 2		Level 3
	To:	Level 2	Level 3	Level 1	Level 3	Level 1	Level 2
ASSETS
Financial assets held for trading		887	34	89	666	—	497
Non-trading financial assets mandatorily at fair value through profit or loss		1	135	—	70	—	—
Financial assets designated at fair value through profit or loss		—	—	—	—	—	—
Financial assets at fair value through other comprehensive income		1,191	21	1,296	205	103	243
Derivatives – Hedge accounting		—	—	—	—	—	—
Total		2,079	190	1,385	941	103	740
LIABILITIES
Financial liabilities held for trading		596	3	36	177	1	372
Financial liabilities designated at fair value through profit or loss		—	—	—	660	—	262
Derivatives – Hedge accounting		—	—	—	—	—	—
Total		596	3	36	837	1	635

Transfer among levels (Millions of Euros)
		2022						2021
	From:	Level 1		Level 2		Level 3		Level 1		Level 2		Level 3
	To:	Level 2	Level 3	Level 1	Level 3	Level 1	Level 2	Level 2	Level 3	Level 1	Level 3	Level 1	Level 2
ASSETS
Financial assets held for trading		683	1	1,909	340	24	911	924	2	35	184	10	637
Non-trading financial assets mandatorily at fair value through profit or loss		—	—	243	—	53	2	8	—	—	—	14	23
Financial assets designated at fair value through profit or loss		—	—	123	—	—	—	—	—	—	—	—	—
Financial assets at fair value through other comprehensive income		1,723	—	715	—	18	83	596	17	506	50	—	6
Derivatives – Hedge accounting		—	—	—	—	—	—	—	—	—	—	—	—
Total		2,407	1	2,990	340	95	996	1,528	19	542	234	24	665
LIABILITIES
Financial liabilities held for trading		524	—	239	141	—	258	562	—	24	57	15	95
Financial liabilities designated at fair value through profit or loss		—	—	—	221	—	55	—	—	—	38	—	65
Derivatives – Hedge accounting		—	—	—	25	—	—	—	—	—	—	—	—
Total		524	—	239	387	—	313	562	—	24	95	15	160

The amount of the financial instruments at fair value portfolio that were transferred among the different valuation levels during 2023 correspond mainly, with respect to Level 1 to Level 2, to the review of the classification among levels due to the implementation of the short term maturities model valuation of the listed options for those positions for which it is guaranteed that the inputs applied from real OTC market transactions are complied with the corroboration criteria. Additionally, there is a transfer of exposure Level 1 to Level 2 in cash positions in debt securities and equities, partially netted by a transfer of exposure Level 2 to Level 1, all directly related to the observability of the inputs. The volume of positions transferred from Level 2 to Level 3 is partly offset by the transfer of certain positions from Level 3 to Level 2, mainly in cash positions in debt securities, equities and loans and advances.
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
As of December 31, 2023, the effect on profit for the year and total equity of changing the main unobservable inputs used for the measurement of level 3 financial instruments for other reasonably possible unobservable inputs, taking the highest (most favorable input) or lowest (least favorable input) value of the range deemed probable, would be as follows:

Financial instruments level 3: sensitivity analysis (Millions of Euros)
	Potential impact on consolidated income statement				Potential impact on other comprehensive income
	Most favorable hypothesis		Least favorable hypothesis		Most favorable hypothesis		Least favorable hypothesis
	2023	2022	2023	2022	2023	2022	2023	2022
ASSETS
Financial assets held for trading	21	33	(117)	(33)	—	—	—	—
Loans and advances	2	1	(2)	(1)	—	—	—	—
Debt securities	9	—	(22)	—	—	—	—	—
Equity instruments	—	25	(83)	(25)	—	—	—	—
Derivatives	9	6	(9)	(6)	—	—	—	—
Non-trading financial assets mandatorily at fair value through profit or loss	5	135	(114)	(136)	—	—	—	—
Loans and advances	—	—	—	—	—	—	—	—
Debt securities	3	17	(21)	(19)	—	—	—	—
Equity instruments	2	118	(92)	(118)	—	—	—	—
Financial assets designated at fair value through profit or loss	—	—	—	—	—	—	—	—
Financial assets at fair value through other comprehensive income	—	—	—	—	34	25	(89)	(25)
Total	26	168	(230)	(169)	34	25	(89)	(25)
LIABILITIES
Financial liabilities held for trading	13	7	(18)	(7)	—	—	—	—
Total	13	7	(18)	(7)	—	—	—	—
8.2Fair value of financial instruments recognized at amortized cost according to valuation method
The valuation technique used to calculate the fair value of financial assets and liabilities carried at cost are presented below:
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
–Loans to credit institutions which are not short-term and loans to customers: In general, the fair value of these financial assets is determined by the discount of expected future cash flows, using market interest rates at the time of valuation adjusted by the credit spread and taking all kind of behavioral hypothesis if it is considered to be relevant (prepayment fees, optionality, etc.). Therefore, their valuations will be impacted by the interest rates and spreads of the portfolios and their durations.
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
The table below shows the fair value of the Group's financial instruments recognized at amortized cost in the consolidated balance sheets, broken down according to the valuation method used to determine their fair value, and their respective book value, as well as the main valuation techniques and inputs used for financial instruments classified in level 2 and level 3 as of December 31, 2023, 2022 and 2021:

Fair value of financial instruments recognized at amortized cost by levels. December 2023 (Millions of Euros)
	Notes	Book value	Fair value
			Total	Level 1	Level 2	Level 3	Valuation techniques in Levels 2 and 3	Main inputs used in Levels 2 and 3
ASSETS
Cash, cash balances at central banks and other demand deposits	9	75,416	75,416	75,114	—	303
Financial assets at amortized cost	14	451,732	446,371	47,515	14,216	384,640	Present-value method (Discounted future cash flows)
Debt securities		49,462	48,952	41,950	6,244	759		- Credit spread - Prepayment rates - Interest rate yield
Loans and advances to central banks		7,151	7,152	5,534	1,347	272
Loans and advances to credit institutions		17,477	17,500	32	5,662	11,805
Loans and advances to customers		377,643	372,767	—	963	371,804		- Credit spread - Interest rate yield
LIABILITIES
Financial liabilities at amortized cost	22	557,589	555,913	56,831	300,531	198,550	Present-value method (Discounted future cash flows)	- Issuer´s credit risk - Prepayment rates - Interest rate yield
Deposits from central banks		20,309	20,179	13,911	6,003	265
Deposits from credit institutions		40,039	40,009	—	33,793	6,216
Customer deposits		413,487	411,342	1,448	228,726	181,168
Debt certificates issued		68,707	69,339	41,472	24,341	3,526
Other financial liabilities		15,046	15,043	—	7,668	7,376

Fair value of financial instruments recognized at amortized cost by levels. December 2022 ⁽¹⁾ (Millions of Euros)
	Notes	Book value	Fair value
			Total	Level 1	Level 2	Level 3	Valuation techniques in Levels 2 and 3	Main inputs used in Levels 2 and 3
ASSETS
Cash, cash balances at central banks and other demand deposits	9	79,756	79,756	79,463	—	293
Financial assets at amortized cost	14	414,421	412,965	30,587	12,173	370,206	Present-value method (Discounted future cash flows)
Debt securities		36,639	36,311	26,239	9,313	759		- Credit spread - Prepayment rates - Interest rate yield
Loans and advances to central banks		4,401	4,401	4,259	—	142
Loans and advances to credit institutions		16,031	16,089	89	1,289	14,711
Loans and advances to customers		357,351	356,164	—	1,571	354,594		- Credit spread - Interest rate yield
LIABILITIES
Financial liabilities at amortized cost	22	529,172	525,595	77,112	266,194	182,289	Present-value method (Discounted future cash flows)	- Issuer´s credit risk - Prepayment rates - Interest rate yield
Deposits from central banks		38,323	38,312	38,012	—	300
Deposits from credit institutions		26,935	26,777	—	20,546	6,231
Customer deposits		394,404	392,805	1,158	230,821	160,826
Debt certificates issued		55,429	53,550	37,942	7,240	8,368
Other financial liabilities		14,081	14,151	—	7,587	6,564
(1) Balances corresponding to 2022 have been restated according to IFRS 17 (see Notes 1.3 and 2.3).

Fair value of financial instruments recognized at amortized cost by levels. December 2021 (Millions of Euros)
	Notes	Book value	Fair value
			Total	Level 1	Level 2	Level 3	Valuation techniques in Levels 2 and 3	Main inputs used in Levels 2 and 3
ASSETS
Cash, cash balances at central banks and other demand deposits	9	67,799	67,799	67,581	—	218
Financial assets at amortized cost	14	372,676	377,451	33,213	13,033	331,205	Present-value method (Discounted future cash flows)
Debt securities		34,781	36,448	26,876	8,755	817		- Credit spread - Prepayment rates - Interest rate yield
Loans and advances to central banks		5,681	5,682	5,682	—	—
Loans and advances to credit institutions		13,276	13,264	72	863	12,329
Loans and advances to customers		318,939	322,058	583	3,416	318,059		- Credit spread - Interest rate yield
LIABILITIES
Financial liabilities at amortized cost	22	487,893	488,733	91,870	243,847	153,016	Present-value method (Discounted future cash flows)	- Issuer´s credit risk - Prepayment rates - Interest rate yield
Deposits from central banks		47,351	47,352	47,052	—	300
Deposits from credit institutions		19,834	19,769	—	14,853	4,916
Customer deposits		349,761	349,277	2,129	209,345	137,803
Debt certificates issued		55,763	57,094	42,689	10,014	4,391
Other financial liabilities		15,183	15,242	—	9,636	5,606

9.Cash, cash balances at central banks and other demand deposits
The breakdown of the balance under the heading “Cash, cash balances at central banks and other demand deposits” in the consolidated balance sheets is as follows:

Cash, cash balances at central banks and other demand deposits (Millions of Euros)
	Notes	2023	2022	2021
Cash on hand		7,751	6,533	6,877
Cash balances at central banks		60,750	67,314	55,004
Other demand deposits		6,916	5,909	5,918
Total	8.2	75,416	79,756	67,799
10.Financial assets and liabilities held for trading
10.1Breakdown of the balance
The breakdown of the balance under these headings in the consolidated balance sheets is as follows:

Financial assets and liabilities held for trading (Millions of Euros)
	Notes	2023	2022	2021
ASSETS
Derivatives		34,293	39,908	30,933
Equity instruments	7.2.2	4,589	4,404	15,963
Credit institutions		277	317	816
Other sectors		4,312	4,086	15,147
Debt securities	7.2.2	28,569	24,367	25,790
Issued by central banks		740	821	936
Issued by public administrations		24,766	20,703	21,946
Issued by financial institutions		1,824	1,365	1,130
Other debt securities		1,239	1,477	1,778
Loans and advances	7.2.2	73,590	41,993	50,807
Loans and advances to central banks		2,809	1,632	3,467
Reverse repurchase agreement		2,809	1,632	3,467
Loans and advances to credit institutions		56,599	25,231	31,916
Reverse repurchase agreement (1)		56,569	25,201	31,901
Loans and advances to customers		14,182	15,130	15,424
Reverse repurchase agreement		13,615	14,832	14,916
Total assets	8.1	141,042	110,671	123,493
LIABILITIES
Derivatives		33,045	37,909	31,705
Short positions		15,735	13,487	15,135
Deposits		72,935	44,215	44,294
Deposits from central banks		6,397	3,950	11,248
Repurchase agreement		6,397	3,950	11,248
Deposits from credit institutions		43,337	28,924	16,176
Repurchase agreement (1)		42,676	28,573	15,632
Customer deposits		23,201	11,341	16,870
Repurchase agreement		23,157	11,302	16,824
Total liabilities	8.1	121,715	95,611	91,135
(1) The variation is mainly due to the evolution of "Reverse repurchase agreement" of BBVA, S.A. partially compensated with the evolution of "Repurchase agreement" of BBVA, S.A.
As of December 31, 2023, 2022 and 2021 “Short positions” include €14,914 million, €12,544 million and €14,298 million, respectively, held with general governments.

10.2Derivatives
The derivatives portfolio arises from the Group’s need to manage the risks it is exposed to in the normal course of business and also to market products amongst the Group’s customers. As of December 31, 2023, 2022 and 2021, trading derivatives were mainly contracted in over-the-counter (OTC) markets, with counterparties, consisting primarily of credit institutions and other financial corporations, and are related to foreign-exchange, interest-rate and equity risk.
Below is a breakdown by type of risk and market, of the fair value and notional amounts of derivatives recognized in the consolidated balance sheets, divided into organized and OTC markets:

Derivatives by type of risk and by product or by type of market (Millions of Euros)
	2023			2022			2021
	Assets	Liabilities	Notional amount - Total	Assets	Liabilities	Notional amount - Total	Assets	Liabilities	Notional amount - Total
Interest rate	15,251	13,171	4,741,629	19,563	18,220	4,286,531	15,782	15,615	3,902,760
OTC	15,248	13,167	4,722,314	19,558	18,215	4,278,249	15,774	15,610	3,884,561
Organized market	3	4	19,315	5	5	8,282	8	5	18,199
Equity instruments	2,587	3,723	70,804	3,067	3,770	76,749	2,802	4,123	72,656
OTC	1,212	2,551	49,038	1,810	2,127	52,739	775	1,930	48,695
Organized market	1,375	1,172	21,767	1,257	1,643	24,010	2,028	2,192	23,962
Foreign exchange and gold	15,911	15,608	632,780	16,971	15,528	589,705	12,104	11,471	533,395
OTC	15,889	15,590	623,203	16,954	15,505	580,850	12,090	11,445	526,590
Organized market	22	18	9,577	17	23	8,855	14	26	6,805
Credit	543	542	31,478	299	383	43,450	236	490	19,937
Credit default swap	540	528	29,844	293	282	41,760	236	254	18,121
Credit spread option	—	—	—	—	—	—	—	—	—
Total return swap	3	14	1,475	7	101	1,665	—	236	1,815
Other	—	—	159	—	—	25	—	—	—
Commodities	1	1	169	9	8	60	8	7	149
DERIVATIVES	34,293	33,045	5,476,860	39,908	37,909	4,996,495	30,933	31,705	4,528,897
Of which: OTC - credit institutions	23,998	23,977	1,463,433	28,385	26,454	1,205,895	21,069	22,488	1,073,921
Of which: OTC - other financial corporations	5,042	4,412	3,815,162	5,745	4,493	3,587,546	3,300	3,075	3,257,382
Of which: OTC - other	3,854	3,461	147,310	4,501	5,290	161,882	4,514	3,919	148,629
11.Non-trading financial assets mandatorily at fair value through profit or loss
The breakdown of the balance under this heading in the consolidated balance sheets is as follows:

Non-trading financial assets mandatorily at fair value through profit or loss (Millions of Euros)
	Notes	2023	2022	2021
Equity instruments (1)	7.2.2	7,963	6,511	5,303
Debt securities	7.2.2	484	129	128
Loans and advances to customers	7.2.2	290	247	655
Total	8.1	8,737	6,888	6,086
(1) As of December 31, 2023, BBVA maintains a direct stake in Neon Payments Limited of 22.6% of its capital stock (see Note 3).

12.Financial assets and liabilities designated at fair value through profit or loss
The breakdown of the balance under these headings in the consolidated balance sheets is as follows:

Financial assets and liabilities designated at fair value through profit or loss (Millions of Euros)
	Notes	2023	2022	2021
ASSETS
Debt securities	7.2.2 / 8.1	955	913	1,092
LIABILITIES
Customer deposits		717	700	809
Debt certificates issued		3,977	3,288	3,396
Other financial liabilities: Unit-linked products		8,605	6,592	5,479

Total liabilities	8.1	13,299	10,580	9,683
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
13.Financial assets at fair value through other comprehensive income
13.1Breakdown of the balance
The breakdown of the balance by the main financial instruments in the consolidated balance sheets is as follows:

Financial assets at fair value through other comprehensive income (Millions of Euros)
	Notes	2023	2022	2021
Equity instruments	7.2.2	1,217	1,198	1,320
Debt securities (1)		60,963	64,150	59,074
Loans and advances to credit institutions	7.2.2	26	26	27
Total	8.1	62,205	65,374	60,421
Of which: loss allowances of debt securities		(84)	(123)	(74)
(1) This includes redesignations from the heading "Financial assets at amortized cost" due to the application of IFRS 17 (see Notes 1.3 and 2.3 and Appendix X). During financial years 2023, 2022 and 2021, there have been no other significant reclassifications from the heading “Financial assets at fair value through other comprehensive income” to other headings or from other headings to “Financial assets at fair value through other comprehensive income”.

13.2Equity instruments
The breakdown of the balance under the heading "Equity instruments" of the consolidated financial statements as of December 31, 2023, 2022 and 2021 is as follows:

Financial assets at fair value through other comprehensive income. Equity instruments (Millions of Euros)
	2023	2022	2021
Listed equity instruments
Spanish companies shares	987	960	1,088
Foreign companies shares	111	138	125
Mexico	33	31	29
The United States	52	44	29
Turkey	6	7	5
Other countries	20	56	63
Subtotal listed equity instruments	1,098	1,098	1,214
Unlisted equity instruments
Spanish companies shares	12	12	11
Foreign companies shares	106	87	95
Subtotal unlisted equity instruments	119	100	107
Total	1,217	1,198	1,320

13.3Debt securities
The breakdown of the balance under the heading “Debt securities” of the consolidated financial statements as of December 31, 2023, 2022 and 2021, broken down by issuers, is as follows:

Financial assets at fair value through other comprehensive income. Debt securities (Millions of Euros)
	2023	2022 ⁽¹⁾	2021
Domestic debt securities
Government and other government agency	13,757	17,429	16,544
Central banks	—	—	—
Credit institutions	901	854	1,176
Other issuers	454	495	635
Subtotal	15,111	18,779	18,355
Foreign debt securities
Mexico	21,714	16,819	10,769
Government and other government agency	20,364	15,452	10,141
Central banks	—	—	—
Credit institutions	886	777	118
Other issuers	464	590	510
The United States	6,344	5,202	3,926
Government and other government agency	3,174	2,716	1,744
Central banks	—	—	—
Credit institutions	88	93	116
Other issuers	3,082	2,393	2,065
Turkey	2,459	3,858	2,920
Government and other government agency	2,445	3,858	2,920
Central banks	—	—	—
Credit institutions	—	—	—
Other issuers	14	—	—
Other countries	15,336	19,493	23,105
Other foreign governments and government agency	8,961	10,340	14,960
Central banks	508	3,094	1,696
Credit institutions	1,895	2,167	2,448
Other issuers	3,971	3,892	4,001
Subtotal	45,852	45,372	40,719
Total	60,963	64,150	59,074
(1) Balances corresponding to 2022 have been restated according to IFRS 17 (see Notes 1.3 and 2.3).
The credit ratings of the issuers of debt securities as of December 31, 2023, 2022 and 2021 are as follows:

Debt securities by rating
	2023		2022 ⁽¹⁾		2021
	Fair value (Millions of Euros)%		Fair value (Millions of Euros)%		Fair value (Millions of euros)%
AAA	1,000	1.6%	3,339	5.2%	2,413	4.1%
AA+	3,685	6.0%	490	0.8%	586	1.0%
AA	384	0.6%	420	0.7%	646	1.1%
AA-	642	1.1%	501	0.8%	327	0.6%
A+	1,798	3.0%	3,866	6.0%	6,179	10.5%
A	1,747	2.9%	1,725	2.7%	1,676	2.8%
A-	16,009	26.3%	20,350	31.7%	18,760	31.8%
BBB+	22,854	37.5%	17,252	26.9%	11,465	19.4%
BBB	8,327	13.7%	7,470	11.6%	10,961	18.6%
BBB-	858	1.4%	1,111	1.7%	1,310	2.2%
BB+ or below	3,480	5.7%	7,366	11.5%	4,379	7.4%
Unclassified	178	0.3%	258	0.4%	372	0.6%
Total	60,963	100.0%	64,150	100.0%	59,074	100.0%
(1) Balances corresponding to 2022 have been restated according to IFRS 17 (see Notes 1.3 and 2.3).
13.4Gains/losses
The changes in the gains/losses (net of taxes) in 2023, 2022 and 2021 of debt securities recognized under the equity heading “Accumulated other comprehensive income (loss) – Items that may be reclassified to profit or loss – Fair value changes of debt instruments measured at fair value through other comprehensive income” and equity instruments recognized under the equity heading “Accumulated other comprehensive income (loss) – Items that will not be reclassified to profit or loss –Fair value changes of equity instruments measured at fair value through other comprehensive income” in the consolidated balance sheets are as follows:

Other comprehensive income - Changes in gains (losses) (Millions of Euros)
		Debt securities			Equity instruments
	Notes	2023	2022 ⁽¹⁾	2021	2023	2022 ⁽¹⁾	2021
Balance at the beginning		(809)	1,274	2,069	(1,194)	(1,079)	(1,256)
Valuation gains and losses		659	(3,049)	(1,058)	80	(112)	183
Amounts transferred to income		5	20	(63)
Amounts transferred to Reserves					2	(2)	—
Income tax and other		(211)	946	325	(1)	(1)	(7)
Balance at the end	30	(357)	(809)	1,274	(1,112)	(1,194)	(1,079)
(1) Balances corresponding to 2022 have been restated according to IFRS 17 (see Notes 1.3 and 2.3).
In 2023, 2022 and 2021, equity instruments presented an increase of €80 million, a decrease of €112 million and an increase of €183 million, respectively, in the heading “Gains and losses from valuation - Accumulated other comprehensive income - Items that will not be reclassified to profit and loss - Fair value changes of equity instruments measured at fair value through other comprehensive income”, mainly due to changes in Telefonica’s share price. Likewise, the valuations of debt securities have been affected by the evolution of interest rates.

14.Financial assets at amortized cost
14.1Breakdown of the balance
The breakdown of the balance under this heading in the consolidated balance sheets, according to the nature of the financial instrument, is as follows:

Financial assets at amortized cost (Millions of Euros)
	Notes	2023	2022	2021
Debt securities ⁽¹⁾		49,462	36,639	34,781
Central banks		22	21	15
Government		45,124	34,648	32,130
Credit institutions		2,366	400	817
Other financial corporations		923	602	525
Non-financial corporations		1,027	967	1,295
Loans and advances to central banks		7,151	4,401	5,681
Loans and advances to credit institutions		17,477	16,031	13,276
Reverse repurchase agreement		5,786	5,251	2,788
Other loans and advances		11,690	10,780	10,488
Loans and advances to customers	7.2.2	377,643	357,351	318,939
Government		23,265	20,892	19,682
Other financial corporations		13,251	12,765	9,804
Non-financial corporations		171,063	165,433	140,993
Other		170,063	158,261	148,461
Total	8.1	451,732	414,421	372,676
Of which: impaired assets of loans and advances to customers	7.2.2	14,444	13,493	14,657
Of which: loss allowances of loans and advances	7.2.5	(11,316)	(11,291)	(11,142)
Of which: loss allowances of debt securities		(82)	(91)	(52)
(1) This includes redesignations to the heading "Financial assets at fair value through other comprehensive income" due to the application of IFRS 17 (see Notes 1.3, 2.3 and Appendix X). During 2023, 2022 and 2021, there have been no other significant reclassifications from the heading “Financial assets at amortized cost” to other headings or from other headings to “Financial assets at amortized cost”.

14.2Debt securities
The breakdown of the balance under the heading “Debt securities” in the consolidated balance sheets, according to the issuer of the debt securities, is as follows:

Financial assets at amortized cost. Debt securities. (Millions of Euros)
	2023	2022 ⁽¹⁾	2021
Domestic debt securities
Government and other government agencies	25,857	18,397	17,693
Credit institutions	1,028	—	—
Other issuers	230	144	337
Subtotal	27,114	18,541	18,031
Foreign debt securities
Mexico	6,277	4,222	8,464
Government and other government agencies	6,205	4,198	7,669
Credit institutions	72	24	614
Other issuers	—		181
The United States	2,229	2,215	93
Government and other government agencies	2,188	2,159	10
Credit institutions	19	25	26
Other issuers	21	31	57
Turkey	6,284	5,332	2,634
Government and other government agencies	6,167	5,325	2,628
Credit institutions	8	6	5
Other issuers	109	—	—
Other countries	7,558	6,328	5,559
Other foreign governments and other government agency	4,707	4,568	4,144
Central banks	22	21	—
Credit institutions	1,239	345	171
Other issuers	1,591	1,394	1,243
Subtotal	22,348	18,097	16,750
Total	49,462	36,639	34,781
(1) Balances corresponding to 2022 have been restated according to IFRS 17 (see Notes 1.3 and 2.3).
As of December 31, 2023, 2022 and 2021, the distribution according to the credit quality (ratings) of the issuers of debt securities classified as financial assets at amortized cost, was as follows:

Debt securities by rating
	2023		2022 ⁽¹⁾		2021
	Carrying amount (Millions of Euros)%		Carrying amount (Millions of Euros)%		Carrying amount (Millions of Euros)%
AAA	1,829	3.7%	3,068	8.4%	143	0.4%
AA+	3,096	6.3%	217	0.6%	77	0.2%
AA	142	0.3%	82	0.2%	76	0.2%
AA-	60	0.1%	76	0.2%	69	0.2%
A+	25	0.1%	13	—%	62	0.2%
A	444	0.9%	524	1.4%	619	1.8%
A-	24,739	50.0%	17,050	46.5%	16,312	46.9%
BBB+	6,615	13.4%	4,710	12.9%	9,336	26.8%
BBB	4,551	9.2%	4,091	11.2%	3,853	11.1%
BBB-	548	1.1%	351	1.0%	527	1.5%
BB+ or below	6,642	13.4%	5,789	15.8%	3,120	9.0%
Unclassified	772	1.6%	667	1.8%	587	1.7%
Total	49,462	100.0%	36,639	100.0%	34,781	100.0%
(1) Balances corresponding to 2022 have been restated according to IFRS 17 (see Notes 1.3 and 2.3).

14.3Loans and advances to customers
The breakdown of the balance under this heading in the consolidated balance sheets, according to their nature, is as follows:

Loans and advances to customers (Millions of Euros)
	2023	2022 ⁽¹⁾	2021
On demand and short notice	3,040	4,101	3,161
Credit card debt	22,889	18,898	14,030
Trade receivables	25,096	25,987	19,524
Finance leases	9,463	8,571	7,911
Reverse repurchase agreement	92	102	23
Other term loans	312,186	294,059	268,047
Advances that are not loans	4,877	5,633	6,243
Total	377,643	357,351	318,939
(1) Balances corresponding to 2022 have been restated according to IFRS 17 (see Notes 1.3 and 2.3).
The following table sets forth a breakdown of the gross carrying amount "Loans and advances to customers" with maturity greater than one year by fixed and variable rate as of December 31, 2023, 2022 and 2021:

Loans and advances maturing in more than one year by fixed and variable rate (Millions of Euros)
	2023			2022			2021
	Domestic	Foreign	Total	Domestic	Foreign	Total	Domestic	Foreign	Total
Fixed rate	63,060	77,381	140,441	59,394	67,874	127,269	56,756	62,228	118,984
Variable rate	66,188	61,723	127,911	69,647	53,440	123,087	75,544	44,237	119,781
Total	129,248	139,104	268,352	129,042	121,314	250,356	132,300	106,465	238,765
As of December 31, 2023, 2022 and 2021, 52%, 51% and 50%, respectively, of "Loans and advances to customers" with maturity greater than one year have fixed-interest rates and 48%, 49% and 50%, respectively, have variable interest rates.
This heading also includes some loans that have been securitized. The balances recognized in the consolidated balance sheets corresponding to these securitized loans are as follows:

Securitized loans (Millions of Euros)
	2023	2022	2021
Securitized mortgage assets	20,406	23,290	23,695
Other securitized assets	8,493	5,495	6,547
Total	28,899	28,784	30,242

Furthermore, this heading includes a deposit with the Bank of France associated with the contribution by the BBVA Group to the Single Resolution Fund for the years 2018, 2017 and 2016, which was made in the form of an irrevocable payment commitment and which amount is considered to be recoverable as of December 31, 2023. The resolution of the appeal filed by a financial institution outside the Group against the decision of the Court of Justice of the European Union rejecting the return of amounts deposited is expected throughout 2024, which could lead to a claim by the Single Resolution Board. In any case, the BBVA Group balance of this deposit as of December 31, 2023 was not significant.
15.Hedging derivatives and fair value changes of the hedged items in portfolio hedges of interest rate risk
The balance of these headings in the consolidated balance sheets is as follows:

Derivatives – Hedge accounting and fair value changes of the hedged items in portfolio hedge of interest rate risk (Millions of Euros)
	2023	2022	2021
ASSETS
Derivatives - Hedge accounting	1,482	1,891	1,805
Fair value changes of the hedged items in portfolio hedges of interest rate risk	(97)	(148)	5
LIABILITIES
Derivatives - Hedge accounting	2,625	3,303	2,626
Fair value changes of the hedged items in portfolio hedges of interest rate risk	—	—	—

As of December 31, 2023, 2022 and 2021, the main positions hedged by the Group and the derivatives designated to hedge those positions were:
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
–Net foreign-currency investment hedges: These hedged risks are foreign-currency investments in the Group’s foreign subsidiaries. This risk is hedged mainly with foreign-exchange options and forward currency sales and purchases (see Note 30).
Note 7 analyzes the Group’s main risks that are hedged using these financial instruments.

The details of the net positions by hedged risk of the fair value of the hedging derivatives recognized in the consolidated balance sheets are as follows:

Derivatives - Hedge accounting. Breakdown by type of risk and type of hedge (Millions of Euros)
	Notes	2023		2022		2021
		Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Interest rate		422	364	656	376	697	322
OTC		422	364	656	376	697	322
Organized market		—	—	—	—	—	—
Equity		—	—	—	—	—	—
OTC		—	—	—	—	—	—
Organized market		—	—	—	—	—	—
Foreign exchange and gold		221	31	259	83	463	135
OTC		221	31	259	83	463	135
Organized market		—	—	—	—	—	—
Credit		—	—	—	—	—	—
Commodities		—	—	—	—	—	—
Other		—	—			—	—
FAIR VALUE HEDGES		644	395	915	459	1,160	457
Interest rate		490	2,048	470	2,763	228	1,786
OTC		483	2,048	454	2,763	226	1,786
Organized market		7	—	16		2	—
Equity		—	—	—	—	—	—
Foreign exchange and gold		291	41	239	46	180	79
OTC		291	41	239	45	180	79
Organized market		—	1	—	1	—	—
Credit		—	—	—	—	—	—
Commodities		—	—	—	—	—	—
Other		—	—	—	—	—	—
CASH FLOW HEDGES		781	2,089	708	2,809	408	1,865
HEDGE OF NET INVESTMENTS IN A FOREIGN OPERATION		27	136	213	26	198	196
PORTFOLIO FAIR VALUE HEDGES OF INTEREST RATE RISK		3	5	7	8	18	95
PORTFOLIO CASH FLOW HEDGES OF INTEREST RATE RISK		27	—	48	1	21	13
DERIVATIVES-HEDGE ACCOUNTING	8.1	1,482	2,625	1,891	3,303	1,805	2,626
of which: OTC - credit institutions		1,237	2,404	1,577	2,911	1,454	2,248
of which: OTC - other financial corporations		237	221	297	391	349	378

Below there is a breakdown of the items covered by fair value hedges:

Hedged items in fair value hedges (Millions of Euros)
	Carrying amount		Hedge adjustments included in the carrying amount of assets/liabilities ⁽¹⁾		Remaining adjustments for discontinued micro hedges including hedges of net positions ⁽¹⁾		Hedged items in portfolio hedge of interest rate risk		Recognized ineffectiveness in profit or loss
	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
ASSETS
Financial assets measured at fair value through other comprehensive income	11,308	13,667	(652)	(1,024)	172	2	—	—	(5)	(45)
Debt securities	11,308	13,667	(652)	(1,024)	172	2	—	—
Interest rate	11,308	13,601	(652)	(1,024)	172	2	—	—
Foreign exchange and gold	—	—	—	—	—	—	—	—
Other	—	66	—	—	—	—	—	—
Loans and advances	—	—	—	—	—	—	—	—
Interest rate	—	—	—	—	—	—	—	—
Foreign exchange and gold	—	—	—	—	—	—	—	—
Other	—	—	—	—	—	—	—	—
Financial assets measured at amortized cost	3,248	4,838	(114)	(485)	685	13	936	1,179	14	—
Debt securities	2,304	4,164	(119)	(397)	685	13	—	—
Interest rate	2,304	4,164	(119)	(397)	685	13	—	—
Foreign exchange and gold	—	—	—	—	—	—	—	—
Loans and advances	944	675	5	(88)	—	—	936	1,179
Interest rate	944	672	5	(88)	—	—	936	1,179
Foreign exchange and gold	—	3	—	—	—	—
LIABILITIES
Financial liabilities measured at amortized costs	47,180	34,898	509	1,299	—	—	—	—	(20)	(5)
Debt securities issued	37,916	33,447	600	1,372	—	—	—	—
Interest rate	37,915	33,447	600	1,372	—	—	—	—
Foreign exchange and gold	1	—	—	—	—	—	—	—
Deposits	9,263	1,451	(91)	(73)	—	—	—	—
Interest rate	9,258	1,446	(91)	(73)	—	—	—	—
Foreign exchange and gold	5	5	—	—	—	—	—	—
(1) The balance of discontinued hedges is not significant.
The following is the breakdown, by their notional maturities, of the hedging instruments as of December 31, 2023:

Calendar of the notional maturities of the hedging instruments (Millions of Euros)
	Up to 3 months	From 3 months to 1 year	From 1 to 5 years	More than 5 years	Total
FAIR VALUE HEDGES	6,235	15,249	28,110	13,953	63,547
Of which: Interest rate	5,627	15,230	27,360	13,091	61,308
CASH FLOW HEDGES	7,819	9,691	14,635	4,963	37,107
Of which: Interest rate	7,819	9,683	13,232	2,843	33,577
HEDGE OF NET INVESTMENTS IN A FOREIGN OPERATION	11,391	1,343	—	—	12,735
PORTFOLIO FAIR VALUE HEDGES OF INTEREST RATE RISK	250	597	1,828	747	3,423
PORTFOLIO CASH FLOW HEDGES OF INTEREST RATE RISK	—	—	311	46	358
DERIVATIVES-HEDGE ACCOUNTING	25,695	26,881	44,884	19,709	117,169
In 2023, 2022 and 2021, there was no reclassification in the consolidated income statements of any amount corresponding to cash flow hedges that was previously recognized in equity (see Note 41).
The amount for derivatives designated as accounting hedges that did not pass the effectiveness test in the years ended December 31, 2023, 2022 and 2021 were not material.

16.Investments in joint ventures and associates
16.1Joint ventures and associates
The breakdown of the balance of “Investments in joint ventures and associates” in the consolidated balance sheets is as follows:

Joint ventures and associates. Breakdown by entities (Millions of Euros)

Joint ventures	2023	2022	2021
Altura Markets, S.V., S.A.	31	42	76
RCI Colombia	40	36	40
Desarrollos Metropolitanos del Sur, S.L.	—	—	18
Other	22	22	18
Subtotal	93	100	152
Associates
Metrovacesa, S.A.	259	259	259
BBVA Allianz Seguros y Reaseguros, S.A.	251	248	254
Atom Holdco Ltd	211	132	77
Solaris SE	34	66	61
Cofides	35	31	28
Redsys servicios de procesamiento, S.L.	22	20	19
Servicios Electrónicos Globales S.A. de CV	36	23	15
Other	37	37	35
Subtotal	883	816	749
Total	976	916	900

Details of the joint ventures and associates as of December 31, 2023 are shown in Appendix II.
The following is a summary of the changes in the years ended December 31, 2023, 2022 and 2021 under this heading in the consolidated balance sheets:

Joint ventures and associates. Changes in the year (Millions of Euros)
	Notes	2023	2022	2021
Balance at the beginning		916	900	1,437
Acquisitions and capital increases		95	87	22
Disposals and capital reductions		(42)	(88)	(1)
Transfers and changes of consolidation method		4	—	(559)
Share of profit and loss	39	26	20	1
Exchange differences		16	(1)	9
Impairment / reversal of impairment ⁽¹⁾		(9)	42	—
Dividends, valuation adjustments and other		(30)	(44)	(9)
Balance at the end		976	916	900
(1) See Note 16.3.
During the years 2023 and 2022, the most significant changes under the heading "Investment in joint ventures and associates" correspond to capital increases in Atom Holdco Limited. During the year 2022 Atom Holdco Limited, the owner of 100% of the shares of Atom Bank PLC, was created. BBVA became a shareholder of Atom Holdco Limited under the same terms and conditions as those previously applicable under the agreement with Atom Bank PLC.
During the year 2021, the most significant changes in the heading “Investment in joint ventures and associates” correspond to the reclassification of the 20% stake in Divarian Property, S.A.U. under the heading "Non-current assets and disposal groups classified as held for sale" in July 2021 and their subsequent sale in October 2021.
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
As of December 31, 2023, 2022 and 2021 there was no financial support agreement or other contractual commitment to associates and joint ventures entities from the holding or the subsidiaries that are not recognized in the financial statements (see Note 53.2).
As of December 31, 2023, 2022 and 2021 there was no contingent liability in connection with the investments in joint ventures and associates (see Note 53.2).
16.3Impairment
As required by IAS 36, the book value of the associates and joint venture entities has been compared with their recoverable amount, with the latter being calculated as the higher between the value in use and the fair value minus the cost of sale. For the year ended December 31, 2023, an impairment was recorded for €9 million; for the year ended December 31, 2022, a reversal of impairment was recorded for €42 million; while for the year ended December 31, 2021, there was no impairment recorded in the Group's consolidated income statement (see Note 48).

17.Tangible assets
The breakdown and movement of the balance and changes of this heading in the consolidated balance sheets, according to the nature of the related items, is as follows:

Tangible assets. Breakdown by type of assets and changes in the year 2023 (Millions of Euros)
		Land and buildings	Work in progress	Furniture, fixtures and vehicles	Right to use asset		Investment Properties	Assets leased out under an operating lease	Total
	Notes				Own use	Investment Properties
Cost
Balance at the beginning		6,255	93	5,833	1,871	214	242	582	15,089
Additions		270	190	549	499	10	39	238	1,795
Retirements		(19)	(4)	(117)	(195)	—	(10)	(4)	(349)
Acquisition of subsidiaries in the year		—	—	—	—	—	—	—	—
Disposal of entities in the year		—	—	—	—	—	—	—	—
Transfers		12	(72)	41	(18)	15	—	—	(22)
Exchange difference and other		(113)	(8)	118	55	—	(115)	(16)	(79)
Balance at the end		6,405	199	6,424	2,212	238	156	800	16,432

Accrued depreciation
Balance at the beginning		1,064	—	4,204	653	70	23	52	6,066
Additions	45	121	—	426	296	21	3	—	867
Additions transfer to discontinued operations		—	—	—	—	—	—	—	—
Retirements		(9)	—	(73)	(26)	—	(1)	(1)	(111)
Acquisition of subsidiaries in the year		—	—	—	—	—	—	—	—
Disposal of entities in the year		—	—	—	—	—	—	—	—
Transfers		(2)	—	(7)	(5)	3	1	—	(11)
Exchange difference and other		52	—	57	(12)	—	(9)	(3)	85
Balance at the end		1,226	—	4,606	906	93	17	49	6,896
		—	—	—	—	—	—
Impairment
Balance at the beginning		154	—	—	65	50	17	—	286
Additions	49	15	—	1	(14)	12	2	—	16
Additions transfer to discontinued operations		—	—	—	—	—	—	—	—
Retirements		—	—	—	—	—	—	—	—
Acquisition of subsidiaries in the year		—	—	—	—	—	—	—	—
Disposal of entities in the year		—	—	—	—	—	—	—	—
Transfers		—	—	—	—	—	—	—	—
Exchange difference and other		(3)	—	(1)	(11)	—	(3)	—	(18)
Balance at the end		166	—	—	40	61	15	—	283
Net tangible assets

Balance at the beginning		5,036	93	1,629	1,153	94	201	530	8,737
Balance at the end		5,013	199	1,817	1,266	84	124	751	9,253

Tangible assets. Breakdown by type of assets and changes in the year 2022 (Millions of Euros)
					Right to use asset		Investment properties	Assets leased out under an operating lease	Total
	Notes	Land and buildings	Work in progress	Furniture, fixtures and vehicles	Own use	Investment properties
Cost
Balance at the beginning		4,350	67	5,388	3,154	162	147	267	13,535
Additions		366	71	475	578	19	95	122	1,726
Retirements		(4)	—	(140)	(1,620)	(1)	(19)	—	(1,784)
Acquisition of subsidiaries in the year ⁽¹⁾		1,392	—	—	—	—	—	—	1,392
Disposal of entities in the year		—	—	—	—	—	—	—	—
Transfers		(21)	(54)	(40)	(274)	33	(4)	—	(360)
Exchange difference and other ⁽²⁾		171	9	150	32	—	23	193	580
Balance at the end		6,255	93	5,833	1,871	214	242	582	15,089

Accrued depreciation
Balance at the beginning		900	—	3,833	811	47	17	33	5,641
Additions	45	108	—	393	295	18	5	—	818
Additions transfer to discontinued operations		—	—	—	—	—	—	—	—
Retirements		(2)	—	(132)	(244)	—	(13)	—	(392)
Acquisition of subsidiaries in the year		—	—	—	—	—	—	—	—
Disposal of entities in the year		—	—	—	—	—	—	—	—
Transfers		11	—	52	(220)	6	13	—	(139)
Exchange difference and other		47	—	59	11	—	2	19	138
Balance at the end		1,064	—	4,204	653	70	23	52	6,066

Impairment
Balance at the beginning		114	—	—	427	34	21	—	596
Additions	49	(29)	—	4	(45)	16	2	—	(53)
Additions transfer to discontinued operations		—	—	—	—	—	—	—	—
Retirements		—	—	—	—	—	—	—	—
Acquisition of subsidiaries in the year		—	—	—	—	—	—	—	—
Disposal of entities in the year		—	—	—	—	—	—	—	—
Transfers		(1)	—	—	(7)	—	21	—	13
Exchange difference and other		70	—	(4)	(309)	—	(26)	—	(270)
Balance at the end		154	—	—	65	50	17	—	286
Net tangible assets

Balance at the beginning		3,336	67	1,555	1,916	81	109	234	7,298
Balance at the end		5,036	93	1,629	1,153	94	201	530	8,737
(1) The variation in 2022 corresponds mainly to the closing of the transaction with Merlin Properties in which 100% of the shares of Tree Inversiones Inmobiliarias, SOCIMI, S.A. were acquired by BBVA Group.
(2) The variation in 2022 corresponds mainly to the effect of the IAS 29 "Financial Reporting in Hyperinflationary Economies" implementation in Turkey (see Note 2.2.18).

Tangible assets. Breakdown by type of assets and changes in the year 2021 (Millions of euros)
					Right to use asset				Total
	Notes	Land and buildings	Work in progress	Furniture, fixtures and vehicles	Own use	Investment properties	Investment properties	Assets leased out under an operating lease
Cost
Balance at the beginning		4,380	52	5,515	3,061	123	201	345	13,677
Additions		58	31	262	230	4	—	—	585
Retirements		(5)	(1)	(281)	(59)	—	(1)	—	(347)
Acquisition of subsidiaries in the year		—	—	—	—	—	—	—	—
Companies held for sale		—	—	—	—	—	—	—	—
Transfers		(112)	(8)	(29)	(34)	35	1	—	(147)
Exchange difference and other		29	(7)	(79)	(44)	—	(54)	(78)	(233)
Balance at the end		4,350	67	5,388	3,154	162	147	267	13,535

Accrued depreciation
Balance at the beginning		833	—	3,859	582	27	16	54	5,371
Additions	45	79	—	358	284	15	4	—	740
Additions transfer to discontinued operations		—	—	—	—	—	—	—	—
Retirements		(19)	—	(259)	(16)	—	(4)	—	(298)
Acquisition of subsidiaries in the year		—	—	—	—	—	—	—	—
Companies held for sale		—	—	—	—	—	—	—	—
Transfers		(23)	—	(17)	(5)	5	1	—	(39)
Exchange difference and other		30	—	(108)	(34)	—	—	(21)	(134)
Balance at the end		900	—	3,833	811	47	17	33	5,641

Impairment
Balance at the beginning		149	—	—	274	26	34	—	483
Additions ⁽¹⁾	49	—	—	1	151	8	1	—	161
Retirements		—	—	—	—	—	—	—	—
Acquisition of subsidiaries in the year		—	—	—	—	—	—	—	—
Companies held for sale		—	—	—	—	—	—	—	—
Transfers		(24)	—	17	—	—	2	—	(5)
Exchange difference and other		(11)	—	(18)	2	—	(16)	—	(43)
Balance at the end		114	—	—	427	34	21	—	596
Net tangible assets

Balance at the beginning		3,398	52	1,656	2,205	70	151	291	7,823
Balance at the end		3,336	67	1,555	1,916	81	109	234	7,298
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
As of December 31, 2023, 2022 and 2021, the cost of fully amortized tangible assets that remained in use were €2,796, €2,443 and €2,318 million respectively while its recoverable residual value was not significant.
The following table shows the detail of the net carrying amount of the tangible assets corresponding to Spanish and foreign subsidiaries as of December 31, 2023, 2022 and 2021:

Tangible assets by Spanish and foreign subsidiaries. Net assets values (Millions of euros)
	2023	2022 ⁽¹⁾	2021
BBVA and Spanish subsidiaries	4,183	4,285	3,873
Foreign subsidiaries	5,071	4,452	3,425
Total	9,253	8,737	7,298
(1) The variation in 2022 corresponds mainly to the closing of the transaction with Merlin Properties in which 100% of the shares of Tree Inversiones Inmobiliarias, SOCIMI, S.A. were acquired by BBVA Group.

Purchase of Tree Inversiones Inmobiliarias SOCIMI, S.A. (Tree) from Merlin Properties SOCIMI, S.A.
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
The impact of the transaction amounted to €-201 million (losses net of taxes) which was registered under the headings "Gains (losses) from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations” for an amount of €-134 million and “Tax expense or income related to profit or loss from continuing operations” for an amount of €-67 million in the consolidated income statement of the BBVA Group.

18.Intangible assets
18.1Goodwill
The breakdown of the balance under this heading in the consolidated balance sheets, according to the CGU to which goodwill has been allocated, is as follows:

Goodwill. Breakdown by CGU and changes of the year (Millions of Euros)
	Mexico	Turkey (1)	Colombia	Chile	Other	Total

Balance as of December 31, 2020	478	254	143	27	8	910
Additions	—	—	—	—	—	—
Exchange difference	26	(102)	(9)	(3)	—	(88)
Impairment	—	—	—	—	(4)	(4)
Companies held for sale	—	—	—	—	—	—
Balance as of December 31, 2021	504	152	134	24	4	818
Additions	—	—	—	—	—	—
Exchange difference	55	—	(16)	1	1	41
Impairment	—	—	—	—	—	—
Companies held for sale	—	—	—	—	—	—
Other	—	(152)	—	—	—	(152)
Balance as of December 31, 2022	559	—	118	25	5	707
Additions	—	—	—	—	—	—
Exchange difference	64	—	25	(1)	—	88
Impairment	—	—	—	—	—	—
Companies held for sale	—	—	—	—	—	—
Balance as of December 31, 2023	623	—	143	24	5	795
(1) As a result of the application of IAS 29 "Financial Reporting in Hyperinflationary Economies" as indicated in Note 2.2.18, the book value of the Turkish CGU exceeded the existing recoverable value as of December 31, 2021, and as a consequence the goodwill as well as other intangible assets (see Note 18.2) assigned to the Turkish CGU were derecognized.
Goodwill in business combinations
There were no significant business combinations during 2023, 2022 and 2021.
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
Goodwill - Mexico CGU
The Group’s most significant goodwill corresponds to the CGU in Mexico, the main significant assumptions used in the impairment test of this CGU as of December 31, 2023, 2022 and 2021 are as follows:

Impairment test assumptions CGU goodwill in Mexico
	2023	2022	2021
Discount rate (1)	12.4%	12.7%	14.5%
Growth rate	5.6%	6.3%	5.7%
(1) After tax discount rates.
In accordance with paragraph 33.c of IAS 36, as of December 31, 2023, the Group used a growth rate of 5.6% based on the real GDP growth rate of Mexico, the expected inflation rate and the potential growth of the banking sector in Mexico.
The assumptions with a greater relative weight and whose volatility could have a greater impact in determining the present value of the cash flows starting on the fourth year are the discount rate and the growth rate. The table below shows, in a simplified way, the relative variation by which the CGU recoverable amount would increase (or decrease) as a result of a reasonable variation (in basis points) of each of the key assumptions, considered in isolation as of December 31, 2023, where, in each case, their value in use would continue to exceed their book value:

Sensitivity analysis for main assumptions - Mexico
	Increase of 50 basis points (1)	Decrease of 50 basis points (1)
Discount rate	(6%)	7%
Growth rate	5%	(4%)
(1) The use of very different discount or growth rates would be inconsistent with the macroeconomic assumptions under which the Unit builds its business plan, such as inflation assumptions or interest rate curves used to determine cash flows.
Goodwill - Turkey CGU
As a result of the application of IAS 29 "Financial Reporting in Hyperinflationary Economies" in 2022, as indicated in Note 2.2.18, the book value of the Turkish CGU exceeded the existing recoverable value as of December 31, 2021 and as a consequence the goodwill as well as other intangible assets (see Note 18.2) assigned to the Turkish CGU were derecognized in their entirety.
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
18.2Other intangible assets
The breakdown of the balance and changes of this heading in the consolidated balance sheets, according to the nature of the related items, is as follows:

Other intangible assets (Millions of Euros)
	2023	2022	2021
Computer software acquisition expense	1,535	1,393	1,239
Other intangible assets with an infinite useful life	8	13	12
Other intangible assets with a definite useful life	25	43	128
Total	1,568	1,449	1,379
The changes of this heading during the years ended December 31, 2023, 2022 and 2021, are as follows:

Other intangible assets (Millions of Euros)
	Notes	Computer software			Other intangible assets			Total of intangible assets
		2023	2022	2021	2023	2022	2021	2023	2022	2021
Balance at the beginning		1,396	1,239	1,202	56	140	233	1,453	1,379	1,435
Additions		688	592	470	1	—	—	689	592	470
Amortization in the year	45	(518)	(490)	(446)	(19)	(20)	(48)	(536)	(510)	(494)
Amortization transfer to discontinued operations		—	—	—	—	—	—	—	—	—
Exchange differences and other		(6)	80	29	(5)	(63)	(45)	(11)	17	(16)
Impairment		(26)	(25)	(15)	—	—	—	(26)	(25)	(15)
Balance at the end		1,535	1,396	1,239	33	56	140	1,568	1,453	1,379
As of December 31, 2023, 2022 and 2021, the cost of fully amortized intangible assets that remained in use were €4,214 million, €3,490 million and €2,992 million respectively, while their recoverable value was not significant.

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
19.2Years open for review by the tax authorities
As of December 31, 2023, the BBVA consolidated tax group in Spain was undergoing inspection in connection with the years 2018 to 2020, with respect to the main taxes applicable to it.
The remainder of the Spanish consolidated entities in general have the last four years open for inspection by the tax authorities for the main taxes applicable, except for those in which there has been an interruption of the limitation period due to the start of an inspection.
In Mexico, during the year 2023, the inspection procedure corresponding to the year 2017 in BBVA Mexico, S.A. has been completed. The settlement issued by the Tax Administration Service (SAT) as a result of said inspection procedure has been appealed by BBVA Mexico in administrative proceedings, which have not been resolved at the date of preparation of these Consolidated Financial Statements. However, the Group and its tax advisors believe that, in the event that any such liability were to materialize, the resulting tax liability would not materially affect the Group's consolidated financial statements.
In addition, BBVA México, S.A. is currently under inspection for income tax and value added tax for the year 2018.
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
19.3Reconciliation
The reconciliation of the Group’s corporate income tax expense resulting from the application of the Spanish corporation income tax rate and the income tax expense recognized in the consolidated income statements is as follows:

Reconciliation of taxation at the Spanish corporation tax rate to the tax expense recorded for the year (Millions of Euros)
		2023		2022 ⁽¹⁾		2021
	Amount	Effective tax %	Amount	Effective tax %	Amount	Effective tax %
Profit or (-) loss before tax	12,419		10,268		8,399
From continuing operations	12,419		10,268		7,247
From discontinued operations	—		—		1,152
Taxation at Spanish corporation tax rate 30%	3,726		3,080		2,519
Lower/higher effective tax rate from foreign entities ⁽²⁾	2		317		(332)
Mexico	(194)	27%	(203)	26%	(109)	27%
Chile	(4)	11%	(8)	13%	(5)	22%
Colombia	(25)	14%	24	37%	—	30%
Peru	(55)	20%	(16)	27%	5	31%
Turkey	314	57%	621	70%	(125)	23%
USA	5	33%	17	17%	(62)	19%
Others	(39)		(118)		(36)
Revenues with lower tax rate (dividends/capital gains)	(26)		(25)		(30)
Equity accounted earnings	(8)		(6)		—
USA Sale effect	—		—		544
Other effects	309		139		80
Income tax	4,003		3,505		2,781
Of which: Continuing operations	4,003		3,505		1,909
Of which: Discontinued operations			—		872
(1) Balances corresponding to 2022 have been restated according to IFRS 17 (see Notes 1.3 and 2.3).
(2) Calculated by applying the difference between the tax rate in force in Spain and the one applied to the Group’s earnings in each jurisdiction.

The effective income tax rate for the Group in the years ended December 31, 2023, 2022 and 2021 is as follows:

Effective tax rate (Millions of Euros)
	2023	2022 ⁽¹⁾	2021
Income from:
Consolidated tax group in Spain	2,601	2,206	655
Other Spanish entities	6	(462)	5
Foreign entities	9,812	8,524	6,587
Gains (losses) before taxes from continuing operations	12,419	10,268	7,247
Tax expense or income related to profit or loss from continuing operations	4,003	3,505	1,909
Effective tax rate	32.2%	34.1%	26.3%
(1) Balances corresponding to 2022 have been restated according to IFRS 17 (see Notes 1.3 and 2.3).
In 2023, in general terms, there have been no changes in the nominal corporate income tax rate in the main countries in which the Group is present compared to those existing in the previous period, except in the case of Turkey, where the applicable tax rate has increased from 25% to 30%, and Colombia, where the tax rate has increased from 38% to 40%. In the year 2022, out of the main countries in which the Group is present, there were changes in the nominal corporate income tax rate (compared to those existing in the previous year) in Colombia (from 34% to 38%).
19.4Income tax recognized in equity
In addition to the income tax expense recognized in the consolidated income statements, the Group has recognized the following income tax charges for these items in the consolidated total equity:

Tax recognized in total equity (Millions of Euros)
	2023	2022 ⁽¹⁾	2021
Charges/credits to total equity
Debt securities and others	217	801	(174)
Equity instruments	68	(56)	(33)
Total	285	745	(207)
(1) Balances corresponding to 2022 have been restated according to IFRS 17 (see Notes 1.3 and 2.3).
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

Tax assets and liabilities (Millions of Euros)
	2023	2022 ⁽¹⁾	2021
Tax assets
Current tax assets (2)	2,860	1,978	932
Deferred tax assets	14,641	14,747	14,917
Pensions	445	422	416
Financial Instruments	1,069	1,478	1,408
Loss allowances	2,127	1,834	1,676
Other	1,467	1,261	1,101
Secured tax assets	8,534	8,689	9,304
Tax losses	999	1,063	1,012
Total	17,501	16,725	15,850
Tax liabilities
Current tax liabilities (2)	878	1,415	644
Deferred tax liabilities	1,677	1,520	1,769
Financial Instruments	761	557	1,124
Other	916	963	645
Total	2,554	2,935	2,413
(1) Balances corresponding to 2022 have been restated according to IFRS 17 (see Notes 1.3 and 2.3).
(2) The increase in current tax assets relates mainly to a higher tax receivable by the tax group in Spain for the refund of year 2023 corporate income tax as a result of the instalment payments made in the year. On the other hand, the decrease in current tax liabilities mainly corresponds to a lower tax payable in Mexico in relation to the estimated corporate income tax for the year 2023, due to the increase in its installment payments for the year.

The most significant variations of the deferred tax assets and liabilities in the years 2023, 2022 and 2021 were derived from the following items:

Deferred tax assets and liabilities. Annual variations (Millions of Euros)
		2023		2022 ⁽¹⁾		2021
	Deferred assets	Deferred liabilities	Deferred assets	Deferred liabilities	Deferred assets	Deferred liabilities
Balance at the beginning	14,747	1,520	14,917	1,769	15,327	1,809
Pensions	23	—	6	—	(23)	—
Financials instruments	(409)	204	70	(567)	116	216
Loss allowances	293	—	158	—	(7)	—
Others	206	(47)	160	318	32	(256)
Secured tax assets	(155)	—	(615)	—	(57)	—
Tax losses	(64)	—	51	—	(471)	—
Balance at the end	14,641	1,677	14,747	1,520	14,917	1,769
(1) Balances corresponding to 2022 have been restated according to IFRS 17 (see Notes 1.3 and 2.3).
With respect to the changes in deferred tax assets and liabilities in 2023 contained in the above table, the following should be pointed out:
–Secured tax assets decreased as a result of the offsetting of these assets provided for in the estimate of the Spanish tax group's income tax for 2023.
–There was a decrease in tax assets due to tax losses because, in 2023, the tax Group in Spain generated positive taxable income that allowed the offsetting of tax losses and deductions.
–The level of deferred tax assets (other than those guaranteed and those linked to tax losses) net of deferred tax liabilities, remains at very similar levels, although with a certain net reduction, since the increase experienced by Mexico (mainly due to the exchange rate effect) and Turkey (among others, due to the tax revaluation of its assets associated with inflation) is neutralized, especially, by the net decrease in Spain, among others, due to the effects associated with the valuations of financial instruments. The very functioning of corporate income tax, due to the differences between accounting and taxation, produces constant movements in deferred taxes.
Of the deferred tax assets and liabilities contained in the table above, those included in Note 19.4 above have been recognized against the entity's equity, and the rest against earnings for the year or reserves.
As of December 31, 2023, 2022 and 2021, the estimated amount of temporary differences associated with investments in subsidiaries, joint ventures and associates, which were not recognized as deferred tax liabilities in the consolidated balance sheets, amounted to €96, €88 and €93 million, respectively.
Of the deferred tax assets contained in the above table, the detail of the items and amounts guaranteed by the Spanish government, broken down by the items that originated those assets is as follows:

Secured tax assets (Millions of Euros)
	2023	2022	2021
Pensions	1,622	1,622	1,759
Loss allowances	6,912	7,067	7,545
Total	8,534	8,689	9,304
As of December 31, 2023, non-guaranteed net deferred tax assets of the above table amounted to €4,430 million (€4,537 and €3,844 million as of December 31, 2022 and 2021, respectively), which broken down by major geographies is as follows:
–Spain: Net deferred tax assets recognized in Spain totaled €1,805 million as of December 31, 2023 (€2,424 and €2,342 million as of December 31, 2022 and 2021, respectively). €883 million of the figure recorded in the year ended December 31, 2023 for net deferred tax assets related to tax credits and tax loss carry forwards and €922 million relate to temporary differences.
–Mexico: Net deferred tax assets recognized in Mexico amounted to €1,899 million as of December 31, 2023 (€1,640 and €1,121 million as of December 31, 2022 and 2021, respectively). Practically all of deferred tax assets as of December 31, 2023 relate to temporary differences.
–South America: Net deferred tax assets recognized in South America amounted to €213 million as of December 31, 2023 (€227 and €65 million as of December 31, 2022 and 2021, respectively). Of the figure recorded at year-end 2023 for net deferred tax assets, €86 million relate to tax credits for tax loss carryforwards and €127 million have arisen as temporary differences.
–Turkey: Net deferred tax assets recognized in Turkey amounted to €499 million as of December 31, 2023 (€228 and €302 million as of December 31, 2022 and 2021, respectively). Practically, all of the deferred tax assets have arisen as temporary differences.

With regard to Turkey, it should be noted that both its tax rate and its net deferred assets have been affected by the changes in the country's tax regulations during 2023, which has entailed, on the one hand, (i) the revaluation, from a tax point of view, of certain non-monetary assets based on inflation, highlighting in this respect the positive impact generated in the first quarter of the year consisting of an initial credit to the corporate income tax expense in the consolidated financial statements of the BBVA Group, amounting to approximately €260 million, and on the other hand, (ii) the modification of the general corporate income tax rate, which increases from 20% to 25% (30% for banks and financial institutions) and which is applicable to profits generated in tax periods beginning on or after January 1, 2023. It has not had a material impact on the consolidated financial statements of the BBVA Group.
Based on the information available as of December 31, 2023, including historical levels of benefits and projected results available to the Group for the coming 15 years, the Group has carried out an analysis of its recovery of deferred tax assets and liabilities and it is considered that there is sufficient positive evidence, in excess of the negative evidence, that sufficient positive taxable income will be generated for the recovery of the aforementioned unsecured deferred tax assets when they become deductible in accordance with tax legislation.
On the other hand, the Group has not recognized for accounting purposes (or, as the case may be, has been subject to a valuation adjustment) certain deferred tax assets (tax loss carryforwards, deductions and temporary differences) for which, in general, there is no legal period for offsetting, amounting to approximately €2,398 million (in terms of quota), which mainly arise from the integration of Catalunya Banc in the case of Spain, in accordance with the following breakdown by each of the jurisdictions in which the Group is located and carries on its business activities: (i) Spain: €2,352,434 thousand; (ii) United States: €27,268 thousand; (iii) Portugal: €12,179 thousand; (iv) Japan: €2,897 thousand; (v) Peru: €2,549 thousand; (vi) Netherlands: €683 thousand; and (vii) China: €96 thousand.
In connection with the above, it should be noted that within the framework of the ongoing process of rationalization of the Group's corporate structure which, among other things, may provide for the future dissolution and liquidation of companies, the materialization of the aforementioned deferred tax assets not recognized for accounting purposes may take place in the Group company that is a shareholder of the entity being dissolved and liquidated, as a result of the disclosure of tax losses pending deduction associated with the shareholding of the company which, as the case may be, is dissolved and liquidated.
19.6Other Contributions
Temporary tax on credit institutions in Spain
On December 28, 2022, the Law for the establishment of the temporary tax on credit institutions and financial credit establishments was published in the Official State Gazette.
This law establishes an obligation to pay a non-taxable equity benefit of public nature during the years 2023 and 2024 on those credit institutions that operate in Spain whose aggregate interest income and fee and commission income in 2019 was €800 million or more.
The amount of the non-taxable equity benefit to be paid is the result of applying the percentage of 4.8% to the sum of the net interest income and fee and commission income and expense derived from the activity carried out in Spain, as shown in the income statement of the tax consolidation group to which the credit institutions belongs, corresponding to the calendar year prior to the year in which the obligation to make such a payment arose. The payment obligation arises on the first day of the calendar year of fiscal years 2023 and 2024.
The impact of the payment required to be made by BBVA on account of this benefit in 2023 amounted to €215 million and was recorded under "Other operating expense" in the consolidated income statement (see Note 42). The estimated impact corresponding to the year 2024 is €285 million and will be recorded on the first quarter of 2024 in such caption of the consolidated income statement.
20.Other assets and liabilities
The composition of the balance of these captions of the consolidated balance sheets is:

Other assets and liabilities (Millions of Euros)
	2023	2022 ⁽¹⁾	2021
ASSETS
Inventories	276	325	424
Transactions in progress	41	93	131
Accruals	1,368	1,461	730
Other items	1,174	706	649
Total	2,859	2,586	1,934
LIABILITIES
Transactions in progress	133	44	48
Accruals	2,878	2,595	2,137
Other items	2,466	2,269	1,436
Total	5,477	4,909	3,621
(1) Balances corresponding to 2022 have been restated according to IFRS 17 (see Notes 1.3 and 2.3).

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
	2023	2022	2021
ASSETS
Foreclosures and recoveries	943	1,070	1,218
Other assets from tangible assets (1)	1,026	1,063	563
Companies held for sale	43	40	41
Accrued amortization (2)	(84)	(93)	(112)
Impairment losses (1)	(1,005)	(1,057)	(650)
Total	923	1,022	1,061
LIABILITIES
Companies held for sale	—	—	—
Total	—	—	—
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
(2) Corresponds to the accumulated depreciation of assets before their classification as "Non-current assets and disposal groups classified as held for sale".
Non-current assets and disposal groups classified as held for sale
The changes in the balances of “Non-current assets and disposal groups classified as held for sale” in 2023, 2022 and 2021, are as follows:

Non-current assets and disposal groups classified as held for sale (Millions of Euros)
	Notes		Foreclosed assets			Property, Plant and Equipment (1)			Companies held for sale			Total
Cost (a)		2023	2022	2021	2023	2022	2021	2023	2022	2021	2023	2022	2021
Balance at the beginning		1,070	1,218	1,398	970	452	391	39	41	84,792	2,078	1,711	86,581
Additions		190	211	245	2	1	—		2	522	192	214	768
Contributions from merger transactions		—	—	—	—	592	—	—	—	—	—	592	—
Retirements (sales and other decreases)		(323)	(353)	(298)	(34)	(110)	(39)	—	(2)	(83,172)	(357)	(465)	(83,509)
Transfers, other movements and exchange differences		6	(6)	(127)	5	35	100	4	(2)	(2,100)	15	27	(2,128)
Disposals by companies held for sale		—	—	—	—	—	—	—	—	—	—	—	—
Balance at the end		943	1,070	1,218	943	970	452	43	39	41	1,928	2,078	1,711

Impairment (b)
Balance at the beginning		356	381	386	701	269	208	—	—	—	1,057	650	594
Additions	50	16	64	36	27	158	62	—	—	—	42	221	97
Additions transfer to discontinued operations		—	—	—	—	—	—	—	—	—	—	—	—
Contributions from merger transactions		—	—	—	—	—	—	—	—	—	—	—	—
Retirements (sales and other decreases)		(89)	(102)	(65)	(22)	(46)	(13)	—	—	—	(111)	(148)	(78)
Other movements and exchange differences		16	13	24	1	320	12	—	—	—	17	333	36
Disposals by companies held for sale		—	—	—	—	—	—	—	—	—	—	—	—
Balance at the end		299	356	381	706	701	269	—	—	—	1,005	1,057	650
Balance at the end of net carrying value (a)-(b)		644	714	837	236	269	183	43	39	41	923	1,022	1,061
(1) Net of accumulated amortization until assets were reclassified as “Non-current assets and disposal groups classified as held for sale”.
As indicated in Note 2.2.6, “Non-current assets and disposal groups held for sale” and “Liabilities included in disposal groups classified as held for sale” are valued at the lower amount between its fair value less costs to sell and its carrying amount. As of December 31, 2023, 2022 and 2021 practically all of the carrying amount of the assets recorded at fair value on a non-recurring basis equals their fair value.

Assets from foreclosures or recoveries
As of December 31, 2023, 2022 and 2021, assets from foreclosures and recoveries, net of impairment losses, by nature of the asset, amounted to €460 million, €478 million and €608 million in assets for residential use; €154 million, €199 million and €202 million in assets for tertiary use (industrial, commercial or office) and €26 million, €34 million and €19 million in assets for agricultural use, respectively.
As of December 31, 2023, 2022 and 2021, the average sale time of assets from foreclosures or recoveries was between 2 and 3 years.
During the years 2023, 2022 and 2021, some of the sale transactions for these assets were financed by Group companies. The amount of loans granted to the buyers of these assets in those years amounted to €22 million, €43 million and €62 million, respectively; with an average financing of 61% of the sales price during 2023.
As of December 31, 2023, 2022 and 2021, the amount of the profits arising from the sale of assets financed by Group companies that are not recognized in the consolidated income statement is not significant.

22.Financial liabilities at amortized cost
22.1Breakdown of the balance
The breakdown of the balance under these headings in the consolidated balance sheets is as follows:

Financial liabilities measured at amortized cost (Millions of Euros)
	2023	2022 ⁽¹⁾	2021
Deposits	473,835	459,662	416,947
Deposits from central banks	20,309	38,323	47,351
Demand deposits	159	205	8
Time deposits and other	12,203	33,534	41,790
Repurchase agreement	7,947	4,584	5,553
Deposits from credit institutions	40,039	26,935	19,834
Demand deposits	6,629	11,434	7,601
Time deposits and other	12,871	11,787	8,599
Repurchase agreement	20,539	3,714	3,634
Customer deposits	413,487	394,404	349,761
Demand deposits	317,543	316,082	293,015
Time deposits and other	91,740	76,063	55,479
Repurchase agreement	4,204	2,259	1,267
Debt certificates issued	68,707	55,429	55,763
Other financial liabilities	15,046	14,081	15,183
Total	557,589	529,172	487,893
(1) Balances corresponding to 2022 have been restated according to IFRS 17 (see Notes 1.3 and 2.3).
The amount recorded in "Deposits from central banks - Time deposits" includes the drawdowns of the TLTRO III facilities of the ECB, mainly by BBVA S.A., amounting to €3,660 million as of December 31, 2023 and €26,711 million as of December 31, 2022, having started the partial repayment of the TLTRO III program in December 2022 for an approximate amount of €35,000 million. As of December 31, 2021 it amounted to €38,692 million (see Note 7.5).
The positive income generated by the drawdowns of the TLTRO III facilities has been recorded under the heading of "Interest and other income – Other income" in the consolidated income statements (see Note 37.1), while the negative remuneration generated by the drawdowns of the TLTRO III facilities has been recorded under "Interest expense" in the consolidated income statements.

22.2Deposits from credit institutions
The breakdown by geographical area and the nature of the related instruments of this heading in the consolidated balance sheets is as follows:

Deposits from credit institutions (Millions of Euros)
	Demand deposits	Time deposits and other (1)	Repurchase agreements	Total
December 2023
Spain	1,252	2,434	899	4,585
Mexico	789	642	—	1,431
Turkey	16	535	37	587
South America	416	2,242	—	2,659
Rest of Europe	3,011	2,742	19,344	25,097
Rest of the world	1,145	4,277	259	5,681
Total	6,629	12,871	20,539	40,039
December 2022
Spain	1,215	1,429	67	2,709
Mexico	855	732	—	1,587
Turkey	10	633	29	672
South America	844	2,251	—	3,095
Rest of Europe	3,613	2,944	1,669	8,226
Rest of the world	4,897	3,797	1,949	10,645
Total	11,434	11,787	3,714	26,935
December 2021
Spain	1,671	375	—	2,047
Mexico	444	558	—	1,002
Turkey	83	672	37	792
South America	532	1,225	—	1,757
Rest of Europe	1,841	3,110	2,549	7,500
Rest of the world	3,030	2,657	1,048	6,736
Total	7,601	8,599	3,634	19,834
(1) Subordinated deposits are included amounting to €35, €24 and €14 million as of December 31, 2023, 2022 and 2021, respectively.

22.3Customer deposits
The breakdown by geographical area of this heading in the consolidated balance sheets, by type of instrument is as follows:

Customer deposits (Millions of Euros)
	Demand deposits	Time deposits and other	Repurchase agreements	Total
December 2023
Spain	179,825	17,952	4	197,780
Mexico	76,122	15,067	1,638	92,828
Turkey	20,423	21,485	1,331	43,239
South America	26,888	17,349	—	44,237
Rest of Europe	12,863	16,257	1,231	30,350
Rest of the world	1,422	3,630	—	5,052
Total	317,543	91,740	4,204	413,487
December 2022 ⁽¹⁾
Spain	188,803	13,937	2	202,742
Mexico	64,671	12,916	630	78,217
Turkey	22,117	17,254	747	40,118
South America	27,083	14,505	—	41,587
Rest of Europe	11,670	14,224	880	26,774
Rest of the world	1,737	3,228	—	4,965
Total	316,082	76,063	2,259	394,404
December 2021
Spain	181,565	10,407	2	191,974
Mexico	53,359	10,383	505	64,247
Turkey	19,725	13,644	6	33,376
South America	28,039	9,822	—	37,861
Rest of Europe	8,933	9,546	754	19,234
Rest of the world	1,393	1,677	—	3,070
Total	293,015	55,479	1,267	349,761
(1) Balances corresponding to 2022 have been restated according to IFRS 17 (see Notes 1.3 and 2.3).
22.4Debt certificates
The breakdown of the balance under this heading, by type of financial instrument and by currency, is as follows:

Debt certificates issued (Millions of Euros)
	2023	2022	2021
In Euros	44,622	35,611	36,289
Promissory bills and notes	5,416	1,079	319
Non-convertible bonds and debentures	16,256	16,979	15,712
Covered bonds	6,734	7,665	9,930
Hybrid financial instruments (1)	800	959	366
Securitization bonds	2,168	2,501	2,302
Wholesale funding	6,182	139	438
Subordinated liabilities	7,066	6,289	7,221
Convertible perpetual certificates	3,000	3,000	3,500
Other non-convertible subordinated liabilities	4,066	3,289	3,721
In foreign currencies	24,086	19,819	19,475
Promissory bills and notes	336	351	579
Non-convertible bonds and debentures	8,684	9,323	7,885
Covered bonds	99	114	178
Hybrid financial instruments (1)	4,722	3,724	2,843
Securitization bonds	—	—	4
Wholesale funding	1,479	111	412
Subordinated liabilities	8,766	6,196	7,574
Convertible perpetual certificates	2,715	1,876	1,771
Other non-convertible subordinated liabilities	6,051	4,320	5,803
Total	68,707	55,429	55,763
(1) Corresponds to structured note issuances with embedded derivatives that have been segregated according to IFRS 9.

22.4.1Subordinated liabilities
The breakdown of this heading in the consolidated balance sheets is as follows:

Memorandum item: Subordinated liabilities at amortized cost (Millions of Euros)
	2023	2022	2021
Subordinated deposits	35	24	14
Subordinated certificates	15,832	12,485	14,794
Compound convertible financial instruments	5,715	4,876	5,271
Other non-convertible subordinated liabilities	10,117	7,609	9,523
Total	15,867	12,509	14,808
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
Under that delegation, BBVA has made the following contingently convertible issuances that qualify as additional tier 1 capital of the Bank and the Group in accordance with Regulation (EU) 575/2013:
–On June 21, 2023, BBVA carried out an issuance of perpetual contingent convertible securities with exclusion of shareholders' pre-emptive subscription rights, for a total nominal amount of €1 billion. This issuance is listed in the Global Exchange Market of Euronext Dublin and was targeted only at qualified investors, not being offered or sold to any retail clients.
–On September 19, 2023, BBVA carried out an issuance of perpetual contingent convertible securities with exclusion of shareholders' pre-emptive subscription rights, for a total nominal amount of USD 1 billion. This issuance is listed on the New York Stock Exchange and was targeted only at qualified investors, not being offered or sold to any retail clients.
These perpetual securities issued, where appropriate, must be converted into newly issued ordinary shares of BBVA if the CET 1 ratio of the Bank or the Group is less than 5.125%, in accordance with their respective terms and conditions.
These type of issuances made by the Bank may be fully redeemed at BBVA's option only in the cases contemplated in their respective terms and conditions and, in any case, in accordance with the provisions of the applicable legislation. In particular, throughout the financial years 2021, 2022 and 2023:
–On April 14, 2021, the Bank early redeemed the issuance of contingently convertible preferred securities (which qualified as additional tier 1 instruments) carried out by the Bank on April 14, 2016, for an amount of €1 billion on the First Reset Date of the issuance and once the prior consent from the Regulator was obtained.
–On May 24, 2022, the Bank early redeemed the contingently convertible preferred securities (which qualified as additional tier 1 instruments) issued by the Bank on May 24, 2017, for an amount of €500 million on the First Reset Date and once the prior consent from the Regulator was obtained.
–On September 24, 2023, the Bank early redeemed the issuance of contingently convertible preferred securities (which qualified as additional tier 1 instruments) carried out by the Bank on September 24, 2018, for an amount of €1 billion on the First Reset Date and once the prior consent from the Regulator was obtained.
Convertible Securities
The Annual General Shareholders' Meeting of BBVA held on March 18, 2022, resolved, under agenda item five, to confer authority on the Board of Directors of BBVA, with sub-delegation powers, to issue securities convertible into new BBVA shares (other than contingently convertible securities, envisaged to meet regulatory requirements for their eligibility as capital instruments (CoCos) referred to in the resolutions adopted by BBVA's Annual General Shareholders' Meeting held on April 20, 2021, under agenda item five), subject to provisions in the law and in BBVA's bylaws that may be applicable at any time, on one or several occasions within the maximum term of five years to be counted as from the date on which the resolution was adopted, up to a maximum total amount of €6 billion, or the equivalent in any other currency. The Board of Directors may also resolve to exclude, either fully or partially, the pre-emptive subscription rights of shareholders within the framework of a specific issuance, subject to the following limitation: the aggregate nominal amount of any capital increases with exclusion of pre-emptive subscription rights that may be carried out to satisfy the conversion of securities by virtue of this authorization (without prejudice to any applicable anti-dilution adjustments) and any capital increases with exclusion of pre-emptive subscription rights that may be agreed or executed pursuant to the power set forth under item 4 on the Agenda of the same General Meeting, described in Note 26, may not exceed 10% of BBVA's share capital at the time the resolution was adopted.
As of the date hereof the Bank has not made use of the authority granted by the BBVA Annual General Shareholders' Meeting held on March 18, 2022.

22.5Other financial liabilities
The breakdown of the balance under this heading in the consolidated balance sheets is as follows:

Other financial liabilities (Millions of Euros)
	2023	2022 ⁽¹⁾	2021
Lease liabilities (2)	1,507	1,398	2,560
Creditors for other financial liabilities	3,439	3,584	2,657
Collection accounts	3,642	3,426	3,839
Creditors for other payment obligations	6,458	5,673	6,127
Total	15,046	14,081	15,183
(1) Balances corresponding to 2022 have been restated according to IFRS 17 (see Notes 1.3 and 2.3).
(2) The variation in 2022 corresponds mainly to the closing of the transaction with Merlin Properties for which 100% of the shares of Tree Inversiones Inmobiliarias, SOCIMI, S.A. were acquired by BBVA Group (see Note 17).

A breakdown of the maturity of the lease liabilities, due after December 31, 2023 is provided below:

Maturity of future payment obligations (Millions of Euros)
	Up to 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total
Leases	236	264	182	824	1,507
23.Assets and liabilities under insurance and reinsurance contracts
The Group has insurance subsidiaries mainly in Spain, Latin America (mostly in Mexico) and Turkey. Specifically, the insurance entities located in Spain and Mexico together accounted for approximately 95% in terms of total liabilities under insurance and reinsurance contracts as of December 31, 2023.
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
–Longevity risk: is the risk of incurring higher benefit payments than expected due to an increase in the life expectancy of the insured persons.
The insurance activity is fully integrated into the BBVA Group's risk management framework. From the definition of the risk appetite to the management limits, the governance model, the admission process, the organizational scheme and the development of computer systems/models, everything is designed with a global approach and under consistent and homogeneous criteria, aligned with other financial business of the BBVA Group. This also means that control activities and information flow are fully integrated into internal processes, from local reporting to the corporate bodies of the BBVA Group.
The insurance industry is highly regulated in each geographical area. In this regard, it should be noted that the insurance industry is undergoing a gradual regulatory transformation through new accounting and risk-based capital regulations, which have already been published in several countries.
The amounts that the consolidated insurance entities are entitled to receive from reinsurance contracts they maintain with third parties are recognized under the heading “Assets under reinsurance and insurance contracts” in the consolidated balance sheets. As of December 31, 2023 and 2022, the balance under this heading amounted to €211 million and €183 million, respectively.

The heading “Liabilities under insurance and reinsurance contracts” in the consolidated balance sheets includes the liabilities recorded under insurance contracts of the consolidated insurance entities in accordance with IFRS 17 (see Note 2.2.8). The breakdown of the balance of this heading as of December 31, 2023 and 2022 is as follows:

Liabilities under insurance and reinsurance contracts (Millions of Euros)
	2023	2022 ⁽¹⁾
Insurances	12,110	10,131
Liabilities for remaining coverage	10,900	9,157
Estimates of the present value of cash flows	9,361	7,745
Risk adjustment	171	155
Cost service margin	1,213	1,097
Loss component	1	1
Premium reserve - Simplified Model	154	159
Liabilities for incurred claims	1,210	974
Estimates of the present value of cash flows	1,191	959
Risk adjustment	19	15
Reinsurances	—	—
Total	12,110	10,131
(1) Balances corresponding to 2022 have been restated according to IFRS 17 (see Notes 1.3 and 2.3).
In addition, the breakdown of “Liabilities under insurance and reinsurance contracts” in the consolidated balance sheets by type of product as of December 31, 2023 and 2022 is shown in the table below:

Liabilities under insurance and reinsurance contracts by type of product (Millions of Euros)
	2023	2022 ⁽¹⁾
Liabilities for remaining coverage	10,900	9,157
Life insurance	10,657	8,962
Individuals life insurance ⁽²⁾	8,900	7,592
Group insurance ⁽³⁾	1,757	1,370
Non-life insurance	243	195
Liabilities for incurred claims	1,210	974
Total	12,110	10,131
(1) Balances corresponding to 2022 have been restated according to IFRS 17 (see Notes 1.3 and 2.3).
(2) Provides coverage in the event of death, disability and serious illness.
(3) The insurance policies purchased by employers (other than BBVA Group) on behalf of their employees.
The variation in liabilities under insurance and reinsurance contracts analyzed by liability for the remaining coverage and liability for incurred claims for the years 2023 and 2022 is shown below:

Variation in liabilities under insurance and reinsurance contracts analyzed by liabilities for the remaining coverage and the liabilities for incurred claims. December 2023 (Millions of Euros)
	Liability for remaining coverage		Liability for incurred claims	Total
	Excluding loss component	Loss component
Initial balance	7,871	1,286	974	10,131
Result from insurance service	(2,817)	(5)	1,532	(1,289)
Insurance revenue	(2,887)	(10)	—	(2,897)
Amounts related to changes in liability for remaining coverage	(995)	(10)	—	(1,005)
Recovery of insurance acquisition cash flows	(23)	—	—	(23)
Other	(1,869)	—	—	(1,869)
Insurance expense	70	5	1,532	1,607
Incurred claims and other expenses	—	—	1,509	1,509
Amortization of insurance acquisition cash flows	70	—	—	70
Changes to liability for incurred claims	—	—	23	23
Impairment (reversal) from loss component	—	5	—	5
Financial income/ expenses from insurance contracts	495	68	1	564
Exchange differences	795	212	59	1,067
Cash flows	2,692	302	(1,357)	1,637
Final balance	9,036	1,864	1,210	12,110

Variation in liabilities under insurance and reinsurance contracts analyzed by liabilities for the remaining coverage and the liabilities for incurred claims. December 2022 (Millions of Euros)
	Liability for remaining coverage		Liability for incurred claims	Total
	Excluding loss component	Loss component
Initial balance	7,657	1,218	1,097	9,972
Result from insurance service	(2,201)	(244)	1,260	(1,186)
Insurance revenue	(2,329)	(246)	—	(2,575)
Amounts related to changes in liability for remaining coverage	(828)	(246)	—	(1,074)
Recovery of insurance acquisition cash flows	(4)	—	—	(4)
Other	(1,497)	—	—	(1,497)
Insurance expense	128	2	1,260	1,390
Incurred claims and other expenses	—	—	1,112	1,112
Amortization of insurance acquisition cash flows	116	—	—	116
Changes to liability for incurred claims	—	—	148	148
Impairment (reversal) from loss component	12	2	—	13
Financial income/ expenses from insurance contracts	(749)	55	2	(692)
Exchange differences	820	228	51	1,099
Cash flows	2,345	30	(1,437)	938
Final balance	7,871	1,286	974	10,131
Likewise, the variation of liabilities under insurance and reinsurance contracts, distinguishing between their different valuation components for the years 2023 and 2022 is shown below:

Variation in liabilities under insurance and reinsurance contracts analyzed by valuation component. December 2023 (Millions of Euros)
	Estimated present value of future cash flows	Risk adjustment	Contractual service margin ⁽¹⁾	Total
Initial balance	8,056	150	1,097	9,303
Insurance service result	(384)	—	(23)	(406)
Changes that relate to current services	(749)	(26)	(185)	(960)
Contractual service margin release	—	—	(185)	(185)
Risk adjustment release	—	(26)	—	(26)
Experience adjustments	(749)	—	—	(749)
Changes that relate to future services	(189)	26	163	—
Changes in estimates that adjust the contractual service margin	35	(6)	(36)	(7)
Changes in estimates that result in losses (reversals) on onerous contracts	(6)	—	4	(2)
Contracts initially recognized in the year	(218)	32	194	8
Changes that relate to past services	554	—	—	554
Adjustments to liability for incurred claims	554	—	—	554
Financial income/ expenses from insurance contracts	508	11	45	564
Exchange rate differences	935	6	94	1,035
Cash flows	623	—	—	623
Contracts transferred to / from a third party	—	—	—	—
Final balance	9,738	167	1,213	11,118
(1) In general the transitional approach for calculating the contractual service margin has been the fair value approach for long-term contracts and the full retrospective approach for short-term contracts (see Note 2.3).

Variation in liabilities under insurance and reinsurance contracts analyzed by valuation component. December 2022 (Millions of Euros)
	Estimated present value of future cash flows	Risk adjustment	Contractual service margin ⁽¹⁾	Total
Initial balance	7,945	112	948	9,006
Insurance service result	(606)	46	49	(511)
Changes that relate to current services	(750)	(14)	(144)	(908)
Contractual service margin release	—	—	(144)	(144)
Risk adjustment release	—	(14)	—	(14)
Experience adjustments	(750)	—	—	(750)
Changes that relate to future services	(270)	60	193	(17)
Changes in estimates that adjust the contractual service margin	(50)	45	3	(3)
Changes in estimates that result in losses (reversals) on onerous contracts	(15)	—	(3)	(19)
Contracts initially recognized in the year	(204)	15	194	5
Changes that relate to past services	413	—	—	413
Adjustments to liability for incurred claims	413	—	—	413
Financial income/ expenses from insurance contracts	(704)	(20)	29	(694)
Exchange rate differences	1,009	11	72	1,093
Cash flows	412	—	—	412
Contracts transferred to / from a third party	—	—	—	—
Final balance	8,056	150	1,097	9,303
(1) In general the transitional approach for calculating the contractual service margin has been the fair value approach for long-term contracts and the full retrospective approach for short-term contracts (see Note 2.3).
The maturity of those “Liabilities under insurance and reinsurance contracts” are shown below:

Maturity of the liabilities under insurance and reinsurance contracts (Millions of Euros)
	Up to 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total
2023	1,356	962	2,425	7,367	12,110
2022 ⁽¹⁾	1,754	663	1,664	6,050	10,131
(1) Balances corresponding to 2022 have been restated according to IFRS 17 (see Notes 1.3 and 2.3).
The classification and valuation models used to calculate the liabilities under insurance and reinsurance contracts are detailed in Note 2.2.8 of these consolidated Financial Statements.
In general, in estimating compliance flows valued under the General Model, the Group has used tables based on the companies' own experience to estimate discounted future cash flows for all units of account, except for those cases in which the entity has not had sufficient historical data for the construction of the assumptions, so in such cases, regulatory tables have been used.
In relation to the assets and liabilities under insurance and reinsurance contracts falling under IFRS 4, which was applicable to 2021, the consolidated balance sheets for that year presented mathematical reserves of €9,495 million (of which €7,265 million related to individual life insurance and €2,230 million to group insurance), provisions for unpaid claims amounted to €706 million and provisions for unexpired risks and other provisions amounted to €664 million.

The cash flows of the “Liabilities under insurance and reinsurance contracts” under IFRS 4 as of December 31, 2021 are shown below:

Maturity (Millions of Euros). Liabilities under insurance and reinsurance contracts
	Up to 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total
2021	1,808	290	1,664	7,103	10,865
The table below shows the key assumptions under IFRS 4 as of December 31, 2021 used in the calculation of the mathematical reserves for insurance products in Spain and Mexico, respectively:

Mathematical reserves
2021
	Mortality table		Average technical interest rate
	Spain	Mexico	Spain	Mexico
Individual life insurance (1)	GRMF 80-2, GKM 80 / GKMF 95, PASEM, GKMF 80/95, PERFM 2000	Tables of the Comisión Nacional de Seguros y Fianzas 2000-individual	0.24%- 2.85%	3.60%
Group insurance (2)	PERFM 2000	Tables of the Comisión Nacional de Seguros y Fianzas 2000-grupo	Depending on the related portfolio	5.50%
(1) Provides coverage in the case of one or more of the following events: death, disability and / or serious illness.
(2) Insurance policies purchased by companies (other than BBVA Group entities) on behalf of their employees.
24.Provisions
The breakdown of the balance under this heading in the consolidated balance sheets, based on type of provisions, is as follows:

Provisions. Breakdown by concepts (Millions of Euros)
	Notes	2023	2022	2021
Provisions for pensions and similar obligations	25	2,571	2,632	3,576
Other long term employee benefits (1)	25	435	466	632
Provisions for taxes and other legal contingencies	7.1	696	685	623
Provisions for contingent risks and commitments		770	770	691
Other provisions (2)		452	380	366
Total		4,924	4,933	5,889
(1) In 2021 it included the collective layoff procedure that was carried out at Banco Bilbao Vizcaya Argentaria, S.A.
(2) Individually non-significant provisions, for various concepts and corresponding to different geographical areas.
The change in provisions for pensions and similar obligations for the years ended December 31, 2023, 2022 and 2021 is as follows:

Provisions for pensions, other post-employment obligations for defined benefit plans, and other long term employee benefits. Changes over the year (Millions of Euros)
	Notes	2023	2022 ⁽¹⁾	2021
Balance at the beginning		2,632	3,576	4,272
Charges to income for the year		211	25	141
Interest expense and similar charges		133	75	37
Personnel expense	44.1	49	42	49
Provision expense		29	(92)	56
Charges (credits) to equity (2)	25	314	(433)	(206)
Transfers and other changes		(57)	24	(21)
Benefit payments	25	(424)	(492)	(608)
Employer contributions	25	(106)	(67)	(4)
Balance at the end		2,571	2,632	3,576
(1) Balances corresponding to 2022 have been restated according to IFRS 17 (see Notes 1.3 and 2.3).
(2) Correspond to actuarial losses (gains) arising from certain post-employment defined-benefit commitments for pensions recognized in “Equity” (see Note 2.2.13).

Provisions for taxes, legal contingencies and other provisions. Changes over the year (Millions of Euros)
	2023	2022	2021
Balance at beginning	1,065	990	1,091
Additions (1)	651	417	1,175
Acquisition of subsidiaries	—	—	—
Unused amounts reversed during the year	(385)	(130)	(227)
Amount used and other variations (1)	(183)	(211)	(1,050)
Balance at the end	1,148	1,065	990
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
On the basis of the information available, the Group considers that, as of December 31, 2023, the provisions made in relation to judicial proceedings and arbitrations, where so required, are adequate and reasonably cover the liabilities that might arise, if any, from such proceedings and arbitrations. Furthermore, on the basis of the information available and with the exceptions indicated in Note 7.1 "Risk factors", BBVA considers that the liabilities that may arise from such proceedings will not have, individually, a significant adverse effect on the Group's business, financial situation or results of operations.
25.Post-employment and other employee benefit commitments
As stated in Note 2.2.13, the Group has assumed commitments with employees including short-term employee benefits (see Note 44.1), defined contribution and defined benefit plans (see Glossary), healthcare and other long-term employee benefits.
The Group sponsors defined-contribution plans for the majority of its active employees with the plans in Spain and Mexico being the most significant. Most defined benefit plans are closed to new employees with liabilities relating largely to retired employees, the most significant being those in Spain, Mexico and Turkey. In Mexico, the Group provides medical benefits to a closed group of employees and their family members, both in active service and retirement.

The breakdown of the net defined benefit liability recorded on the balance sheet as of December 31, 2023, 2022 and 2021 is provided below:

Net defined benefit liability (asset) on the consolidated balance sheet (Millions of Euros)
	Notes	2023	2022	2021
Pension commitments		3,849	3,661	4,218
Early retirement commitments		412	606	952
Medical benefits commitments		1,728	1,448	1,377
Other long term employee benefits		435	466	632
Total commitments		6,424	6,181	7,180
Pension plan assets		1,675	1,608	1,494
Medical benefit plan assets		1,744	1,476	1,494
Total plan assets ⁽¹⁾		3,419	3,084	2,988

Total net liability / asset		3,006	3,097	4,193
Of which: Net asset on the consolidated balance sheet (2)		—	(1)	(15)
Of which: Net liability on the consolidated balance sheet for provisions for pensions and similar obligations (3)	24	2,571	2,632	3,576
Of which: Net liability on the consolidated balance sheet for other long term employee benefits	24	435	466	632
(1) In Turkey, the foundation responsible for managing the benefit commitments holds an additional asset of €153 million as of December 31, 2023 which, in accordance with IFRS regarding the asset ceiling, has not been recognized in the Consolidated Financial Statements, because although it could be used to reduce future pension contributions it could not be immediately refunded to the employer.
(2) Recorded under the heading “Other Assets - Other” of the consolidated balance sheet (see Note 20).
(3) Recorded under the heading “Provisions - Provisions for pensions and similar obligations” of the consolidated balance sheet.
The impact relating to benefit commitments charged to consolidated income statement for the years 2023, 2022 and 2021 is as follows:

Consolidated income statement impact (Millions of Euros)
	Notes	2023	2022 ⁽¹⁾	2021
Interest and other expense		133	75	37
Interest expense		444	342	257
Interest income		(311)	(267)	(220)
Personnel expense		188	130	120
Defined contribution plan expense	44.1	139	87	71
Defined benefit plan expense	44.1	49	42	49
Provisions or (reversal) of provisions	46	31	(89)	61
Early retirement expense		—	—	100
Past service cost expense		36	34	(28)
Remeasurements ⁽²⁾		(7)	(126)	(16)
Other provision expense		2	3	6
Total impact on consolidated income statement: expense (income)		352	116	218
(1) Balances corresponding to 2022 have been restated according to IFRS 17 (see Notes 1.3 and 2.3).
(2) Actuarial losses (gains) on remeasurement of the net defined benefit liability relating to early retirements in Spain and other long-term employee benefits that are charged to the income statements (see Note 2.2.12).
The amounts relating to post-employment benefits charged to the consolidated balance sheet correspond to the actuarial gains (losses) on remeasurement of the net defined benefit liability relating to pension and medical commitments before income taxes as of December 31, 2023, 2022 and 2021 are as follows:

Equity impact (Millions of Euros)
	2023	2022	2021
Defined benefit plans	302	(363)	52
Post-employment medical benefits	12	(71)	(257)
Total impact on equity: debit (credit)	314	(433)	(206)
In 2023, the aggregate impact of this heading amounted to a debit of €314 million driven by the variation in financial assumptions, losses of €71 million from commitments in Spain, and losses of €170 million for commitments in Mexico. These amounts are offset by other minor effects of actuarial experience in these geographical areas and financial, demographic and experience effects in other geographical areas.

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
25.1Defined benefit plans
Defined benefit commitments relate mainly to employees who have already retired or taken early retirement, certain closed groups of active employees still accruing defined benefit pensions, and in-service death and disability benefits provided to most active employees. For the latter, the Group pays the required premiums to fully insure the related liability. The change in these pension commitments during the years ended December 31, 2023, 2022 and 2021 is presented below:

Defined benefits (Millions of Euros)
	2023			2022			2021
	Defined benefit obligation	Plan assets	Net liability (asset)	Defined benefit obligation	Plan assets	Net liability (asset)	Defined benefit obligation	Plan assets	Net liability (asset)
Balance at the beginning	5,715	3,084	2,631	6,547	2,988	3,560	7,348	3,092	4,256
Current service cost	52	—	52	45	—	45	53	—	53
Interest income/expense	425	311	114	333	267	65	253	220	33
Contributions by plan participants	10	10	—	10	10	—	5	5	—
Employer contributions	—	106	(106)	—	67	(67)	—	4	(4)
Past service costs (1)	36	—	36	34	—	34	75	—	75
Remeasurements:	375	68	307	(741)	(240)	(501)	(406)	(184)	(223)
Return on plan assets (2)	—	68	(68)	—	(240)	240	—	(184)	184
From changes in demographic assumptions	(86)	—	(86)	(29)	—	(29)	(121)	—	(121)
From changes in financial assumptions	248	—	248	(812)	—	(812)	(259)	—	(259)
Other actuarial gains and losses	212	—	212	100	—	100	(27)	—	(27)
Benefit payments	(655)	(232)	(424)	(676)	(184)	(492)	(765)	(158)	(608)
Settlement payments	(76)	(75)	(1)	(4)	(4)	—	(1)	(1)	—
Business combinations and disposals	(1)	—	(1)	—	—	—	(2)	1	(3)
Effect on changes in foreign exchange rates	124	153	(29)	161	180	(20)	(24)	8	(32)
Conversions to defined contributions	—	—	—	—	—	—	—	—	—
Other effects	(15)	(7)	(8)	7	—	7	13	—	13
Balance at the end	5,989	3,419	2,571	5,715	3,084	2,631	6,547	2,988	3,560
Of which: Spain	2,310	129	2,181	2,546	147	2,399	3,670	206	3,464
Of which: Mexico	2,988	2,702	286	2,426	2,329	97	2,150	2,149	1
Of which: The United States	—	—	—	—	—	—	—	—	—
Of which: Turkey	435	363	72	418	315	103	272	209	63
(1) Including gains and losses arising from settlements.
(2) Excluding interest, which is recorded under "Interest income or expense".
The balance under the heading “Provisions - Pensions and other post-employment defined benefit obligations” of the consolidated balance sheet as of December 31, 2023 includes €210 million relating to post-employment benefit commitments to former members of the Board of Directors and the Bank’s Management (see Note 54).
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

The following table sets out the key actuarial assumptions used in the valuation of these commitments as of December 31, 2023, 2022 and 2021:

Actuarial assumptions (%)
	2023			2022			2021
	Spain	Mexico	Turkey	Spain	Mexico	Turkey	Spain	Mexico	Turkey
Discount rate	3.43%	10.44%	25.60%	3.91%	10.68%	17.79%	0.74%	9.68%	19.10%
Rate of salary increase	—	4.50%	23.44%	—	4.50%	15.86%	—	4.00%	16.60%
Rate of pension increase	—	4.14%	21.94%	—	4.41%	14.36%	—	2.95%	15.10%
Medical cost trend rate	—	8.04%	26.14%	—	8.04%	18.56%	—	7.00%	19.30%
Mortality tables	PER 2020	EMSSA09	TUIK 2019	PER 2020	EMSSA09	TUIK 2019	PER 2020	EMSSA09	CSO2001
In Spain, the discount rate shown as of December 31, 2023, corresponds to the weighted average rate, the actual discount rates used are 3.25% and 3.5% depending on the type of commitment.
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
Changes in the main actuarial assumptions may affect the valuation of the commitments. The table below shows the sensitivity of the benefit obligations to changes in the key assumptions:

Sensitivity analysis (Millions of Euros)
	Basis points change	2023		2022		2021
		Increase	Decrease	Increase	Decrease	Increase	Decrease
Discount rate	50	(265)	291	(321)	350	(282)	307
Rate of salary increase	50	4	(4)	1	(1)	2	(2)
Rate of pension increase	50	34	(32)	32	(39)	28	(26)
Medical cost trend rate	50	141	(126)	119	(106)	109	(98)
Change in obligation from each additional year of longevity		134	—	113	—	170	—
The sensitivities provided above have been determined at the date of these consolidated financial statements, and reflect solely the impact of changing one individual assumption at a time, keeping the rest of the assumptions unchanged, thereby excluding the effects which may result from combined assumption changes.
In addition to the commitments to employees shown above, the Group has other less material long-term employee benefits. These include leaves and long-service awards, which consist of either an established monetary award or some vacation days granted to certain groups of employees when they complete a given number of years of service. Additionally, this heading included a fund related to the collective layoff procedure that was carried out in Banco Bilbao Vizcaya Argentaria, S.A. in 2021. As of December 31, 2023, 2022 and 2021, the actuarial liabilities for the outstanding awards amounted to €435 million, €466 million and €632 million, respectively. These commitments are recorded under the heading "Provisions - Other long-term employee benefits" of the consolidated balance sheet (see Note 24).
25.1.1Post-employment commitments and similar obligations
These commitments relate mostly to pension payments, and which have been determined based on salary and years of service. For most plans, pension payments are due on retirement, death and long term disability.
Additionally, there are commitments with early retired personnel from Spanish companies of the Group. These commitments include the compensation and indemnities due as well as the contributions payable to external pension funds during the early retirement period. As of December 31, 2023, 2022 and 2021, the value of these commitments amounted to €412 million, €606 million and €952 million, respectively.

The change in the benefit plan obligations and plan assets during the year ended December 31, 2023 was as follows:

Post-employment commitments 2023 (Millions of Euros)
	Spain	Mexico	Turkey	Rest of the world
Defined benefit obligation
Balance at the beginning	2,546	985	418	318
Current service cost	3	9	17	3
Interest income or expense	90	108	50	11
Contributions by plan participants	—	—	9	2
Employer contributions	—	—	—	—
Past service costs (1)	—	—	33	3
Remeasurements:	67	156	161	(4)
Return on plan assets (2)	—	—	—	—
From changes in demographic assumptions	—	—	(14)	(2)
From changes in financial assumptions	78	114	10	(10)
Other actuarial gains and losses	(11)	42	165	8
Benefit payments	(402)	(102)	(68)	(14)
Settlement payments	—	(1)	—	(75)
Business combinations and disposals	—	—	—	(1)
Effect on changes in foreign exchange rates	—	114	(162)	4
Conversions to defined contributions	—	—	—	—
Other effects	6	—	(21)	—
Balance at the end	2,310	1,269	435	247
Of which: Vested benefit obligation relating to current employees	64
Of which: Vested benefit obligation relating to retired employees	2,246

Plan Assets
Balance at the beginning	147	853	315	293
Current service cost	—	—	—	—
Interest income or expense	5	91	41	9
Contributions by plan participants	—	—	9	2
Employer contributions	—	37	23	29
Past service costs (1)	—	—	—	—
Remeasurements:	—	(19)	129	(25)
Return on plan assets (2)	—	(19)	129	(25)
From changes in demographic assumptions	—	—	—	—
From changes in financial assumptions	—	—	—	—
Other actuarial gains and losses	—	—	—	—
Benefit payments	(23)	(102)	(25)	(12)
Settlement payments	—	(1)	—	(74)
Business combinations and disposals	—	—	—	—
Effect on changes in foreign exchange rates	—	99	(122)	3
Conversions to defined contributions	—	—	—	—
Other effects	—	—	(7)	—
Balance at the end	129	958	363	224

Net liability (asset)
Balance at the beginning	2,399	132	103	25
Current service cost	3	9	17	3
Interest income or expense	85	17	8	2
Contributions by plan participants	—	—	—	—
Employer contributions	—	(37)	(23)	(29)
Past service costs (1)	—	—	33	3
Remeasurements:	67	175	32	21
Return on plan assets (2)	—	19	(129)	25
From changes in demographic assumptions	—	—	(14)	(2)
From changes in financial assumptions	78	114	10	(10)
Other actuarial gains and losses	(11)	42	165	8
Benefit payments	(379)	—	(43)	(1)
Settlement payments	—	—	—	(1)
Business combinations and disposals	—	—	—	(1)
Effect on changes in foreign exchange rates	—	15	(40)	1
Conversions to defined contributions	—	—	—	—
Other effects	6	—	(14)	—
Balance at the end	2,181	311	72	23
(1) Including gains and losses arising from settlements.
(2) Excluding interest, which is recorded under "Interest income or expense".

The change in net liabilities (assets) during the years ended December 31, 2022 and 2021 was as follows:

Post-employment commitments (Millions of Euros)
	2022: Net liability (assets)				2021: Net liability (assets)
	Spain	Mexico	Turkey	Rest of the world	Spain	Mexico	Turkey	Rest of the world
Balance at the beginning	3,464	124	63	24	4,039	28	85	27
Current service cost	4	7	13	3	5	5	16	3
Interest income or expense	51	14	10	4	20	1	9	1
Contributions by plan participants	—	—	—	—	—	—	—	—
Employer contributions	—	(41)	(22)	(3)	11	(2)	(11)	(1)
Past service costs (1)	—	1	2	3	75	—	2	2
Remeasurements:	(643)	152	62	(1)	(98)	128	10	(5)
Return on plan assets (2)	34	45	(104)	121	8	49	(11)	19
From changes in demographic assumptions	—	—	(37)	8	—	(4)	—	(2)
From changes in financial assumptions	(643)	73	82	(132)	(61)	84	(18)	(7)
Other actuarial gains and losses	(34)	34	122	2	(45)	(2)	39	(15)
Benefit payments	(484)	—	(6)	(1)	(599)	(1)	(6)	(1)
Settlement payments	—	—	—	—	—	—	—	—
Business combinations and disposals	—	(139)	—	—	—	(40)	—	(2)
Effect on changes in foreign exchange rates	—	13	(18)	(3)	—	5	(43)	1
Conversions to defined contributions	—	—	—	—	—	—	—	—
Other effects	7	—	—	—	12	—	—	—
Balance at the end	2,399	132	103	25	3,464	124	63	24
(1) Includes gains and losses from settlements.
(2) Excludes interest which is reflected in the line item “Interest income and expense”.
In Spain, local regulation requires that pension and death benefit commitments must be funded, either through a qualified pension plan or an insurance contract.
In the Spanish entities these commitments are covered by insurance contracts which meet the requirements of the accounting standard regarding the non-recoverability of contributions. However, a significant number of the insurance contracts are with BBVA Seguros, S.A. – a consolidated subsidiary and related party – and consequently these policies cannot be considered plan assets under IAS 19. For this reason, the liabilities insured under these policies are fully recognized under the heading "Provisions – Pensions and other post-employment defined benefit obligations" of the consolidated balance sheet (see Note 24), while the related assets held by the insurance company are included within the Group´s consolidated assets (recorded according to the classification of the corresponding financial instruments). As of December 31, 2023 the value of these separate assets was €1,631 million, (€1,656 and €2,326 million as of December 31, 2022 and 2021, respectively) representing direct rights of the insured employees held in the consolidated balance sheet, hence these benefits are effectively fully funded.
On the other hand, some pension commitments have been funded through insurance contracts with insurance companies not related to the Group. In this case the consolidated balance sheet reflects the value of the obligations net of the fair value of the qualifying insurance policies. As of December 31, 2023, 2022 and 2021, the value of the aforementioned insurance policies (€130, €147 and €206 million, respectively) exactly match the value of the corresponding obligations and therefore no amount for this item has been recorded in the consolidated balance sheet.
Pension benefits are paid by the insurance companies with whom BBVA has insurance contracts and to whom all insurance premiums have been paid. The premiums are determined by the insurance companies using cash flow matching techniques to ensure that benefits can be met when due, guaranteeing both the actuarial and interest rate risk.
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
The foundation that maintains the assets and liabilities relating to employees of Garanti BBVA in Turkey, as per the local regulatory requirements, has registered an obligation amounting to €193 million as of December 31, 2023 pending future transfer to the Social Security system. Furthermore, Garanti BBVA has set up a defined benefit pension plan for employees, additional to the social security benefits, reflected in the consolidated balance sheet.

25.1.2Medical benefit commitments
The change in defined benefit obligations and plan assets during the years 2023, 2022 and 2021 was as follows:

Medical benefits commitments (Millions of Euros)
	2023			2022			2021
	Defined benefit obligation	Plan assets	Net liability (asset)	Defined benefit obligation	Plan assets	Net liability (asset)	Defined benefit obligation	Plan assets	Net liability (asset)
Balance at the beginning	1,448	1,476	(28)	1,377	1,494	(116)	1,562	1,484	77
Current service cost	20	—	20	19	—	19	24	—	24
Interest income or expense	167	165	2	144	157	(14)	131	129	2
Contributions by plan participants	—	—	—	—	—	—	—	—	—
Employer contributions	—	17	(17)	—	—	—	—	1	(1)
Past service costs (1)	—	—	—	28	—	28	(5)	—	(5)
Remeasurements:	(5)	(17)	12	(215)	(144)	(71)	(377)	(119)	(257)
Return on plan assets (2)	—	(17)	17	—	(144)	144	—	(119)	119
From changes in demographic assumptions	(70)	—	(70)	—	—	—	(115)	—	(115)
From changes in financial assumptions	56	—	56	(191)	—	(191)	(257)	—	(257)
Other actuarial gain and losses	8	—	8	(23)	—	(23)	(4)	—	(4)
Benefit payments	(70)	(70)	—	(60)	(60)	—	(49)	(48)	—
Settlement payments	—	—	—	—	—	—	—	—	—
Business combinations and disposals	—	—	—	—	(139)	139	—	(39)	39
Effect on changes in foreign exchange rates	168	173	(5)	155	167	(11)	90	86	4
Other effects	—	—	—	—	—	—	—	—	—
Balance at the end	1,728	1,744	(16)	1,448	1,476	(28)	1,377	1,494	(116)
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
25.1.3Estimated benefit payments
As of December 31, 2023, the estimated benefit payments over the next ten years for all the entities in Spain, Mexico and Turkey are as follows:

Estimated benefit payments (Millions of Euros)
	2024	2025	2026	2027	2028	2029 - 2033
Commitments in Spain	477	325	279	242	210	697
Commitments in Mexico	206	216	226	236	246	1,409
Commitments in Turkey	17	16	19	22	27	272
Total	699	557	524	500	484	2,378
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
The table below shows the allocation of plan assets of the main companies of the BBVA Group as of December 31, 2023, 2022 and 2021:

Plan assets breakdown (Millions of Euros)
	2023	2022	2021
Cash and cash equivalents	86	169	24
Debt securities (government bonds)	2,818	2,270	2,394
Mutual funds	—	—	1
Asset-backed securities	—	—	—
Structured debt	—	—	—
Insurance contracts	21	183	148
Total	2,924	2,622	2,566
Of which: Bank account in BBVA	23	7	3
Of which: Debt securities issued by BBVA	—	—	—
Of which: Property occupied by BBVA	—	—	—
In addition to the above there are plan assets relating to the previously mentioned insurance contracts in Spain and the foundation in Turkey.
The following table provides details of investments in listed securities (Level 1) as of December 31, 2023, 2022 and 2021:

Investments in listed markets (Millions of Euros)
	2023	2022	2021
Cash and cash equivalents	86	169	24
Debt securities (Government bonds)	2,818	2,270	2,394
Mutual funds	—	—	1
Total	2,904	2,439	2,418
Of which: Bank account in BBVA	23	7	3
Of which: Debt securities issued by BBVA	—	—	—
Of which: Property occupied by BBVA	—	—	—
The remainder of the assets are mainly invested in Level 2 assets in in accordance with the classification established under IFRS 13 (mainly insurance contracts). As of December 31, 2023, almost all of the assets related to employee commitments corresponded to fixed income securities.
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
26.Capital
As of December 31, 2023 and 2022 BBVA’s share capital amounted to €2,860,590,786.20 and €2,954,757,116.36 divided into 5,837,940,380 and 6,030,116,564 shares, respectively; while as of December 31, 2021 BBVA’s share capital amounted to €3,267,264,424.20 divided into 6,667,886,580 shares. These decreases have been the result of the partial executions of the share capital reduction resolution adopted by the Ordinary Annual General Shareholders' Meeting of BBVA held on March 17, 2023, under item 3 of the agenda notified on June 2, 2023 and on December 19, 2023; and by the Annual General Shareholders' Meeting of BBVA held on March 18, 2022, under item seven of its agenda, which were notified by means of Other Relevant Information on June 15, 2022 and on September 30, 2022 (see Note 4).
As of December 31, 2023, 2022 and 2021, the shares were fully subscribed and paid-up, of the same class and series, of €0.49 par value each, and represented through book-entry accounts. All of the Bank´s shares carry the same voting and dividend rights, and no single stockholder enjoys special voting rights. Each and every share is part of the Bank’s capital.

The Bank’s shares are traded on the stock markets of Madrid, Barcelona, Bilbao and Valencia through the Sistema de Interconexión Bursátil Español (Mercado Continuo), as well as on the London and Mexico stock markets. BBVA American Depositary Shares (ADSs) traded on the New York Stock Exchange under the ticker “BBVA”.
Additionally, as of December 31, 2023, the shares of Banco BBVA Peru, S.A., BBVA Banco Provincial, S.A., Banco BBVA Colombia, S.A., Banco BBVA Argentina, S.A., and Garanti BBVA A.S., were listed on their respective local stock markets. Banco BBVA Argentina, S.A. was also quoted in the Latin American market (Latibex) of the Madrid Stock Exchange and the New York Stock Exchange. Also, the Depositary Receipts (“DR”) of Garanti BBVA, A.S. are listed in the London Stock Exchange. BBVA is also currently included, amongst other indexes, in the IBEX 35® Index, which is made up by the 35 most liquid securities traded on the Spanish Market and, technically, it is a price index that is weighted by capitalization and adjusted according to the free float of each company comprised in the index.
As of December 31, 2023, State Street Bank and Trust Co., The Bank of New York Mellon SA NV and Chase Nominees Ltd in their capacity as international custodian/depositary banks, held 15.73%, 1.81%, and 9.20% of BBVA common stock, respectively. Of said positions held by the custodian banks, BBVA is not aware of any individual shareholders with direct or indirect holdings greater than or equal to 3% of BBVA common stock outstanding.
On February 5, 2024, BlackRock, Inc. reported to the SEC that it beneficially owned 7.2% of BBVA’s common stock.
On November 8, 2023, Capital Research and Management Company reported to the Spanish Securities and Exchange Commission (CNMV) that, it had an indirect holding of BBVA common stock totaling 3.010%, of which 3.007% correspond to voting rights attributed to shares and 0.003% correspond to voting rights held through financial instruments.
BBVA is not aware of any direct or indirect interests through which control of the Bank may be exercised. Furthermore, BBVA has not received any information on stockholder agreements including the regulation of the exercise of voting rights at its Annual General Shareholders' Meetings or restricting or placing conditions on the free transferability of BBVA shares. No agreement is known to BBVA that could give rise to changes in the control of the Bank.
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
Resolutions adopted by the Annual General Shareholders' Meeting
Capital increase
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
However, the power to exclude pre-emptive subscription rights was limited, such that the nominal amount of any share capital increases resolved or effectively carried out with the exclusion of pre-emptive subscription rights and those that may be resolved or carried out to cover the conversion of convertible issuances that may equally be made with the exclusion of pre-emptive subscription rights in use of the authority delegated to issue convertible securities (other than contingently convertible securities, envisaged to meet regulatory requirements for their eligibility as capital instruments (CoCos)) as resolved by BBVA's Annual General Shareholders' Meeting held on March 18, 2022 under agenda item five and which is described in Note 22.4.1 (without prejudice to anti-dilution adjustments), may not exceed the nominal maximum overall amount of 10% of BBVA's share capital at the time of this authorization. This authority repealed the authority conferred by the Annual General Shareholders' Meeting held on March 17, 2017 under its agenda item four, which BBVA did not use.
As of the date of this document, the Bank has not exercised the authority conferred by the General Shareholders' Meeting.
Capital Decrease
BBVA's Annual General Shareholders' Meeting held on March 18, 2022 resolved, under agenda item seven, to approve the share capital reduction of BBVA by up to a maximum amount of 10% of the share capital on the date of this resolution, through the redemption of own shares acquired derivatively by BBVA, both those acquired by virtue of the authorization granted by the BBVA Annual General Shareholders' Meeting held on March 16, 2018 under item three of the agenda, and those that were acquired by virtue of the authorization granted by the General Shareholders' Meeting held on March 18, 2022 under item six of the agenda, from that date, through any mechanism whose objective or purpose is redemption. The implementation period of this resolution was until the date of the following Annual General Shareholders' Meeting, being rendered null and void from that date in respect of the amount not executed. The Annual General Shareholders' Meeting conferred authority on the Board of Directors of BBVA, with sub-delegation powers, to totally or partially execute the aforementioned share capital reduction, on one or more occasions, repealing the resolution adopted by the Annual General Shareholders' Meeting held on April 20, 2021 under agenda item six, which BBVA did not use.

In the execution of said resolution, (see Note 4), BBVA has executed the following share capital reductions:
–On June 15, 2022, BBVA notified the partial execution of the resolution through the reduction of BBVA’s share capital in a nominal amount of €137,797,167.90 and the consequent redemption, charged to unrestricted reserves, of 281,218,710 own shares of €0.49 par value each acquired derivatively by the Bank in execution of the First Tranche of the Program Scheme and which were held as treasury shares.
–On September 30, 2022, BBVA notified the second partial execution of the resolution through the reduction of BBVA’s share capital in a nominal amount of €174,710,139.94 and the consequent redemption, charged to unrestricted reserves, of 356,551,306 own shares of €0.49 par value each acquired derivatively by the Bank in execution of the Second Tranche of the Program Scheme and which were held as treasury shares.
BBVA's Annual General Shareholders' Meeting held on March 17, 2023 resolved, under agenda item three, to approve the share capital reduction of BBVA by up to a maximum amount of 10% of the share capital on the date of this resolution, through the redemption of own shares acquired derivatively by BBVA by virtue of the authorization granted by the General Shareholders' Meeting held on March 18, 2022 under item six of the agenda, through any mechanism whose objective or purpose is redemption, The implementation period of this resolution was until the date of the following Annual General Shareholders' Meeting, being rendered null and void from that date in respect of the amount not executed. The Annual General Shareholders' Meeting conferred authority on the Board of Directors of BBVA, with sub-delegation powers, to totally or partially execute the aforementioned share capital reduction, on one or more occasions, repealing the resolution adopted by the Annual General Shareholders' Meeting held on March 18, 2022, under agenda item seven, whose executions are described above.
In the execution of said resolution, (see Note 4), BBVA has executed the following share capital reductions:
–On June 2, 2023, BBVA notified the partial execution of the resolution through the reduction of BBVA’s share capital in a nominal amount of €31,675,343.91 and the consequent redemption, charged to unrestricted reserves, of 64,643,559 own shares of €0.49 par value each acquired derivatively by the Bank in execution of a share buyback program and which were held as treasury shares.
–On December 19, 2023, BBVA notified the second partial execution of the resolution through the reduction of BBVA’s share capital in a nominal amount of €62,490,986.25 and the consequent redemption, charged to unrestricted reserves, of 127,532,625 own shares of €0.49 par value each acquired derivatively by the Bank in execution of a share buyback program and which were held as treasury shares.
Convertible and/or exchangeable securities:
Note 22.4 introduces the details of the convertible and/or exchangeable securities.
27.Share premium
As of December 31, 2023, the balance under this heading in the consolidated balance sheets was €19,769 million. As of December 31, 2022 and 2021, the balance under this heading was €20,856 and €23,599 million, respectively (see Note 4).
The amended Spanish Corporation Act expressly permits the use of the share premium balance to increase capital and establishes no specific restrictions as to its use (see Note 26).
28.Retained earnings and other reserves
28.1Breakdown of the balance
The breakdown of the balance under this heading in the consolidated balance sheets is as follows:

Retained earnings and other reserves. Breakdown by concepts (Millions of Euros)
	2023	2022 ⁽¹⁾	2021
Legal reserve	572	591	653
Restricted reserve	561	482	761
Voluntary reserves	5,478	3,906	3,994
Total reserves holding company	6,612	4,979	5,409
Consolidation reserves attributed to the Bank and subsidiary consolidated companies	31,639	30,077	24,575
Total	38,251	35,056	29,984
(1) Balances corresponding to 2022 have been restated according to IFRS 17 (see Notes 1.3 and 2.3).
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

28.3Restricted reserves
As of December 31, 2023, 2022 and 2021, the Bank’s restricted reserves are as follows:

Restricted reserves. Breakdown by concepts (Millions of Euros)
	2023	2022	2021
Restricted reserve for retired capital	495	400	88
Restricted reserve for Parent Company shares and loans for those shares	65	80	672
Restricted reserve for redenomination of capital in euros	2	2	2
Total	561	482	761
Until 2021, the restricted reserve for retired capital resulted from the reduction of the nominal par value of the BBVA shares made in April 2000. In 2023 and 2022 the amount includes the partial executions of the capital reduction resolution adopted by BBVA's General Shareholders' Meeting held on March 17, 2023 and March 18, 2022, respectively (see Note 26).
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
28.4Retained earnings and other reserves by entity
The breakdown, by company or corporate group, under the headings “Retained earnings” and “other reserves” in the consolidated balance sheets is as follows:

Retained earnings and other reserves. Breakdown by company or corporate group (Millions of Euros)
	2023	2022 ⁽¹⁾	2021
Retained earnings (losses), revaluation reserves and other reserves
Holding Company	15,672	14,003	12,467
BBVA Mexico Group	15,705	14,042	13,894
Garanti BBVA Group	5,857	5,703	3,043
BBVA Provincial Group	1,758	1,720	1,721
BBVA Argentina Group	1,474	1,456	1,423
BBVA Colombia Group	1,573	1,489	1,393
BBVA Perú Group	1,158	1,065	1,031
Forum Chile Group	652	632	604
BBVA Uruguay Group	139	118	106
BV America, S.L.	374	299	270
Corporación General Financiera, S.A.	368	338	322
BBVA Seguros, S.A.	306	284	239
Bilbao Vizcaya Holding, S.A.	198	144	68
BBVA Axial Tech S.A. de C.V.	87	85	78
Pecri Inversión, S.L.	(17)	119	118
Anida Operaciones Singulares, S.A.	(5,497)	(5,529)	(5,512)
Other Real State Spanish Companies (2)	(1,164)	(909)	(934)
Other	(155)	217	(101)
Subtotal (3)	38,488	35,277	30,231
Other reserves or accumulated losses of investments in joint ventures and associates
ATOM Bank PLC	(181)	(169)	(158)
Metrovacesa, S.A.	(84)	(84)	(84)
Other	28	32	(5)
Subtotal	(237)	(221)	(247)
Total	38,251	35,057	29,984
(1) Balances corresponding to 2022 have been restated according to IFRS 17 (see Notes 1.3 and 2.3).
(2) Includes balances corresponding to Sociedades inmobiliarias CX, Anida Grupo Inmobiliario and Sociedades inmobiliarias Unnim.
(3) In 2021 includes the accounting for shares pending from buyback program (see Note 4) and the reclassification of items not subject to reclassification to income statement to by results for "Actuarial gains (losses) in defined benefit pension plans".
For the purpose of allocating the reserves and accumulated losses to the consolidated entities and to the parent company, the transfers of reserves arising from the dividends paid and transactions between these entities are taken into account in the period in which they took place.

29.Treasury shares
In the years ended December 31, 2023, 2022 and 2021 the Group entities performed the following transactions with shares issued by the Bank:

Treasury shares (Millions of Euros)
		2023		2022		2021
	Number of Shares	Millions of Euros	Number of Shares	Millions of Euros	Number of Shares	Millions of Euros
Balance at beginning	5,485,414	29	127,633,399	647	14,352,832	46
+ Purchases	301,882,728	2,166	598,457,024	2,966	203,530,570	1,022
- Sales and other changes	(302,981,517)	(2,161)	(720,605,009)	(3,583)	(90,250,003)	(417)
+/- Derivatives on BBVA shares	—	—	—	—	—	(4)
+/- Other changes	—	—	—	—	—	—
Balance at the end	4,386,625	34	5,485,414	29	127,633,399	647
Of which:
Held by BBVA, S.A.	—	3	—	3	112,733,730	574
Held by Corporación General Financiera, S.A.	4,354,004	31	5,454,516	26	14,899,669	72
Held by other subsidiaries	32,621	—	30,898	—	—	—
Average purchase price in Euros	7.18	—	4.96	—	5.02	—
Average selling price in Euros (including other changes)	7.14	—	4.99	—	4.89	—
Net gains or losses on transactions (Shareholders' funds-Reserves)		1		9		17
In 2023, 2022 and 2021 there were transactions included in the share buyback program (see Note 4).
The percentages of treasury shares held by the Group in the years ended December 31, 2023, 2022 and 2021 are as follows:

Treasury Share
		2023			2022			2021
	Min	Max	Closing	Min	Max	Closing	Min	Max	Closing
% treasury share	0.038%	2.214%	0.075%	0.078%	7.492%	0.094%	0.108%	1.922%	1.914%
The number of BBVA shares accepted by the Group in pledge of loans as of December 31, 2023, 2022 and 2021 is as follows:

Shares of BBVA accepted in pledge
	2023	2022	2021
Number of shares in pledge	17,492,194	23,437,363	29,372,853
Nominal value (in Euros)	0.49	0.49	0.49
% of share capital	0.29%	0.39%	0.44%
The number of BBVA shares owned by third parties but under management of a company within the Group as of December 31, 2023, 2022 and 2021 is as follows:

Shares of BBVA owned by third parties but managed by the Group
	2023	2022	2021
Number of shares owned by third parties	13,258,994	18,686,027	17,645,506
Nominal value (in Euros)	0.49	0.49	0.49
% of share capital	0.23%	0.31%	0.26%

30.Accumulated other comprehensive income (loss)
The breakdown of the balance under this heading in the consolidated balance sheets is as follows

Accumulated other comprehensive income (loss). Breakdown by concepts (Millions of Euros)
	Notes	2023	2022 ⁽¹⁾	2021
Items that will not be reclassified to profit or loss		(2,105)	(1,881)	(2,075)
Actuarial gains (losses) on defined benefit pension plans		(1,049)	(760)	(998)
Fair value changes of equity instruments measured at fair value through other comprehensive income	13.4	(1,112)	(1,194)	(1,079)
Fair value changes of financial liabilities at fair value through profit or loss attributable to changes in their credit risk		55	72	2
Items that may be reclassified to profit or loss		(14,148)	(15,760)	(14,401)
Hedge of net investments in foreign operations (effective portion)		(2,498)	(1,408)	(146)
Mexican peso		(3,147)	(1,751)	(681)
Turkish lira		670	358	555
Other exchanges		(21)	(15)	(19)
Foreign currency translation		(11,419)	(13,078)	(14,988)
Mexican peso		(640)	(2,791)	(4,503)
Turkish lira		(6,908)	(6,599)	(6,607)
Argentine peso		(1,296)	(868)	(1,024)
Venezuela Bolívar		(1,865)	(1,850)	(1,858)
Other exchanges		(711)	(969)	(995)
Hedging derivatives. Cash flow hedges (effective portion)		133	(447)	(533)
Fair value changes of debt instruments measured at fair value through other comprehensive income	13.4	(357)	(809)	1,274
Share of other recognized income and expense of investments in joint ventures and associates		(8)	(18)	(9)
Total		(16,254)	(17,642)	(16,476)
(1) Balances corresponding to 2022 have been restated according to IFRS 17 (see Notes 1.3 and 2.3).
The balances recognized under these headings are presented net of tax.
The main changes in 2023 are explained by the appreciation against the euro of some of the currencies of the main geographies where the Group operates against the euro such as the Mexican peso (11.4%) and Colombian peso (21.4%), the depreciation of the Argentine peso (78.9%), the Turkish lira (38.9%) and the application of IAS 29 "Financial Reporting in Hyperinflationary Economies" in Turkey and Argentina (see Note 2.2.18).
31.Minority interests (non-controlling interests)
The breakdown by groups of consolidated entities under the heading “Minority interests (non-controlling interests)” of total equity in the consolidated balance sheets is as follows:

Minority interests (non-controlling interests). Breakdown by subgroups (Millions of Euros)
	2023	2022 ⁽¹⁾	2021
Garanti BBVA (2)	1,129	1,179	2,851
BBVA Peru	1,586	1,469	1,212
BBVA Argentina	544	687	557
BBVA Colombia	82	73	76
BBVA Venezuela	108	95	70
Other entities	115	119	87
Total	3,564	3,623	4,853
(1) Balances corresponding to 2022 have been restated according to IFRS 17 (see Notes 1.3 and 2.3).
(2) The change corresponds mainly to the voluntary takeover bid for the entire share capital of Garanti BBVA completed on May 18, 2022 (see Note 3).

These amounts are broken down by groups of consolidated entities under the heading “Attributable to minority interests (non-controlling interests)” in the consolidated income statements:

Profit attributable to minority interests (non-controlling interests). Breakdown by subgroups (Millions of Euros)
	2023	2022 ⁽¹⁾	2021
Garanti BBVA ⁽²⁾	95	28	758
BBVA Peru	236	236	143
BBVA Argentina	59	83	26
BBVA Colombia	(16)	5	9
BBVA Venezuela	24	22	3
Other entities	(1)	32	25
Total	397	405	965
(1) Balances corresponding to 2022 have been restated according to IFRS 17 (see Notes 1.3 and 2.3).
(2) The change corresponds mainly to the IAS 29 "Financial Reporting in Hyperinflationary Economies" implementation and the voluntary takeover bid for the entire share capital of Garanti BBVA completed on May 18, 2022 (see Notes 2.2.18 and 3).
Dividends distributed to minority interests of the Group during the year 2023 related to: BBVA Banco Continental Group €126 million, BBVA Argentina Group €67 million, BBVA Garanti Group €62 million and other Group entities €78 million.
32.Capital base and capital management
32.1Capital base
As of December 31, 2023, 2022 and 2021, own funds are calculated in accordance to the applicable regulation of each year on minimum capital requirements for Spanish credit institutions –both as individual entities and as consolidated group– that establish how to calculate them, as well as the various internal capital adequacy assessment processes they should have in place and the information they should disclose to the market.
After the latest SREP (Supervisory Review and Evaluation Process) decision, applicable as from January 1, 2024, the ECB has informed the Group that it must maintain a total capital ratio of 13.26% and a CET1 capital ratio of 9.10% at a consolidated level5, which include the consolidated Pillar 2 requirement of 1.68% (at least 1.02% must be CET1), of which 0.18% is determined on the basis of the ECB's prudential provisioning expectation which, shall be satisfied with CET1.
The prior Pillar 2 requirement (applicable since January 1, 2023) was 1.71% (of which at least 0.96% had to be CET1). BBVA had to maintain a CET1 capital ratio of 8.75% and a total capital ratio of 13.00% at a consolidated level6, which once updated taking into account the countercyclical buffer as of December 31, 2023, were 8.79% and 13.04%, respectively.
The BBVA Group has set the objective of maintaining a CET1 ratio at a consolidated level between 11.5% and 12.0%. At closing of the financial year 2023, CET1 ratio was above this target range.
5 Includes the update of the countercyclical capital buffer calculated on the basis of exposure as of December 31, 2023.
6 Includes the update of the countercyclical capital buffer calculated on the basis of exposure as of December 31, 2022.

A reconciliation of the main figures between the accounting and regulatory own funds as of December 31, 2023, 2022 and 2021 is shown below:

Eligible capital resources (Millions of Euros)
	Notes	2023	2022 ⁽[1]⁾	2021
Capital	26	2,861	2,955	3,267
Share premium	27	19,769	20,856	23,599
Retained earnings, revaluation reserves and other reserves	28	38,251	35,056	29,984
Other equity instruments, net		40	63	60
Treasury shares	29	(34)	(29)	(647)
Profit (loss) attributable to the parent company	5	8,019	6,358	4,653
Interim dividend		(951)	(722)	(532)
Total equity		67,955	64,535	60,384
Accumulated other comprehensive income (loss)	30	(16,254)	(17,642)	(16,476)
Minority interests	31	3,564	3,623	4,853
Shareholders' equity		55,265	50,517	48,760
Goodwill and other intangible assets		(1,421)	(1,395)	(1,484)
Differences from solvency and accounting perimeter		(137)	(123)	(130)
Equity not eligible at solvency level		(137)	(123)	(130)
Other adjustments and deductions (2)		(7,591)	(6,262)	(7,197)
Common Equity Tier 1 (CET 1)		46,116	42,738	39,949
Additional Tier 1 before Regulatory Adjustments		6,033	5,193	5,737
Total Regulatory Adjustments to Additional Tier 1		—	—	—
Tier 1		52,150	47,931	45,686
Tier 2		8,182	5,930	7,383

Total Capital (Total Capital=Tier 1 + Tier 2)		60,332	53,861	53,069
Total Minimum capital required		47,455	43,111	39,275
(1) Balances corresponding to 2022 have been restated according to IFRS 17 (see Notes 1.3 and 2.3).
(2) Other adjustments and deductions includes, among others, the adjustment of non-eligible minority interests, the amount of repurchase of own shares up to the maximum limit authorized by the ECB for the BBVA Group in 2021 (see Note 4) and the amount of shareholders remuneration pending to be distributed.

The Group’s eligible own funds and risk-weighted assets (RWAs) in accordance with the aforementioned applicable regulation as of December 31, 2023, 2022 and 2021 are shown below:

Amount of capital CC1 (Millions of Euros)
	2023	2022 ⁽[1]⁾	2021 ⁽[1]⁾
Capital and share premium	22,629	23,810	26,866
Retained earnings and equity instruments	34,889	31,436	30,745
Other accumulated income and other reserves	(12,872)	(13,952)	(17,200)
Minority interests	1,864	1,853	2,800
Net attributable profit (2)	4,759	3,814	2,573
Common Equity Tier I (CET1) before other regulatory adjustments	51,269	46,962	45,784
Goodwill and intangible assets	(1,421)	(1,395)	(1,484)
Direct, indirect and synthetic holdings in own Common Equity Tier I instruments (3)	(331)	(356)	(2,800)
Deferred tax assets	(988)	(1,057)	(1,009)
Other deductions and filters (4)	(2,412)	(1,416)	(542)
Total common equity Tier 1 regulatory adjustments	(5,153)	(4,223)	(5,835)
Common equity TIER 1 (CET1)	46,116	42,738	39,949
Capital instruments and share premium accounts classified as liabilities and qualifying as Additional Tier I	5,715	4,875	5,265
Qualifying Tier 1 capital included in consolidated AT1 capital issued by subsidiaries and held by third parties	319	318	472
Additional Tier 1 (CET 1) before regulatory adjustments	6,033	5,193	5,737
Transitional CET 1 adjustments	—	—	—
Total regulatory adjustments to additional Tier 1	—	—	—
Additional Tier 1 (AT1)	6,033	5,193	5,737
Tier 1 (Common equity TIER 1+ additional TIER 1)	52,150	47,931	45,686
Capital instruments and share premium accounted as Tier 2	5,214	3,510	4,324
Qualifying Tier 2 capital included in consolidated T2 capital issued by subsidiaries and held by third parties	2,890	2,310	2,516
Credit risk adjustments	88	213	722
Tier 2 before regulatory adjustments	8,192	6,033	7,562
Tier 2 regulatory adjustments	(10)	(103)	(179)
Tier 2	8,182	5,930	7,383
Total capital (Total capital=Tier 1 + Tier 2)	60,332	53,861	53,069
Total RWA	363,915	337,066	307,795
CET 1 (phased-in)	12.67%	12.68%	12.98%
Tier 1 (phased-in)	14.33%	14.22%	14.84%
Total capital (phased-in)	16.58%	15.98%	17.24%
(1) In 2022 and 2021, the difference between the phased-in and fully-loaded ratios arises from the temporary treatment of certain capital items, mainly as a result of the impact of IFRS 9, to which the BBVA Group adhered voluntarily (in accordance with article 473bis of the CRR and the subsequent amendments introduced by the Regulation (EU) 2020/873). In 2023, there are no differences between phased-in and fully-loaded ratios due to the aforementioned temporary treatment.
(2) The shareholder remuneration for each year corresponding to the cash dividend already paid is deducted. Likewise, for fiscal year 2023, the cash dividend pending distribution in accordance with the entity's dividend policy is deducted. Such dividend is subject to its approval at the 2024 General Shareholders' Meeting.
(3) With respect to 2021, it includes mainly the amount of shares pending to be acquired under the share buyback program based on the maximum limit authorized by the ECB for the BBVA Group as of December 31, 2021 (see Note 4).
(4) Includes the value amounts in euros of the share repurchase programs carried out. Likewise, for the 2023 financial year, the maximum amount foreseen corresponding to the share buyback program announced in 2024 is included subject to its approval at the General Shareholders' Meeting.

BBVA Group's earnings have contributed to achieving a consolidated CET1 ratio of 12.67% as of December 31, 2023, which allowed it to maintain a management buffer over the Group's CET1 requirement as of that date (8.79%), which is also above the Group's target management range of 11.5-12.0% CET1.
The CET1 ratio increased by 6 basis points, mainly explained by the generation of earnings in the year (+233 basis points) which, net of shareholder remuneration and payment of convertible contingent instrument coupons (CoCos), generated a positive contribution of +106 basis points.
The growth of risk-weighted assets (RWAs), derived from the organic growth of activity (mainly as a result of the increase in the loan portfolio), at constant exchange rates, resulted in a -132 basis points decrease in the CET1 ratio.
Further, share buyback programs implemented in 2023 led to a -32 basis points decrease in the CET1 ratio. Other elements that affected the CET1 ratio (mainly, the positive reversal of the ECB’s prudential provisioning expectations, changes in exchange rates, market volatility, minority interests, regulatory impacts and the positive impact in "Other Comprehensive Income" equivalent to the net monetary position value loss in hyperinflationary economies recognized in results) led to a +64 basis points increase in the CET1 ratio.

Consolidated Additional Tier 1 (AT1) capital stood at 1.66% as of December 31, 2023, 12 basis points higher than in 2022, mainly due to the issuance in June 2023 of €1.0 billion Contingent Convertible instruments by BBVA S.A. In addition, BBVA S.A. issued in September 2023 an AT1 instrument of $1.0 billion. Also in September 2023, a contingent convertible issuance of €1.0 billion in nominal value was redeemed and cancelled.
The Tier 2 ratio stood at 2.25% which represents an increase of 46 basis points compared to December 31, 2022, mainly explained by the Tier 2 issuances by BBVA S.A, of €750 million in June 2023, GBP 300 million in August 2023 and $750 million in November 2023. In addition, BBVA Mexico issued $ 1.0 billion in June 2023.
As a result of the above, the total capital ratio stood at 16.58% as of December 31, 2023.
With regard to MREL (Minimum Requirement for own funds and Eligible Liabilities) requirements, on March, 8, 2022 BBVA disclosed the reception of a communication from the Bank of Spain regarding its minimum requirement for own funds and eligible liabilities, established by the Single Resolution Board (hereinafter "SRB"), which was calculated taking into account the financial and supervisory information as of June 30, 2021.
In accordance with this communication, BBVA had to maintain, as from January 1, 2022, an amount of own funds and eligible liabilities equal to 21.46% of the total RWA of its resolution group, on a sub-consolidated level (hereinafter, the "MREL in RWA"), within this MREL in RWA, an amount equal to 13.50% of the RWA had to be met with subordinated instruments (the "subordination requirement in RWA").The MREL in RWA and the subordination requirement in RWA did not include the combined capital buffer requirement which, according to applicable regulations and supervisory criteria, was 3.36% as of December 31, 2023, considering the exposures subject to the calculation of the countercyclical buffer as of December 31, 2023.
In addition, BBVA had to reach, since January 1, 2022, an amount of own funds and eligible liabilities in terms of the total exposure considered for calculating the leverage ratio equal to 7.27% (the “MREL in LR”) of which 5.61% in terms of the total exposure considered for calculating the leverage ratio had to be satisfied with subordinated instruments (the "subordination requirement in LR").
Given the own funds and eligible liabilities structure of the resolution group, as of December 31, 2023, the MREL in RWA ratio stood at 26.36%, complying with the aforementioned requirement. The MREL in LR was 10.94% and the subordination ratios in terms of RWA and in terms of LR were 21.84% and 9.06%, respectively.
On June 14, 2023 the Group disclosed the reception of a new communication from the Bank of Spain regarding its MREL requirement, established by the SRB, calculated taking into account the financial and supervisory information as of December 31, 2021. In accordance with this new communication, BBVA has to reach, starting January 1, 2024 a MREL in RWA equal to 22.11% and a subordination requirement in RWA equal to 13.50%. The MREL in RWA and the subordination requirement in RWA do not include the applicable combined capital buffer requirement which, according to applicable regulations and supervisory criteria, is 3.36%, considering the exposures subject to the calculation of the countercyclical buffer as of December 31, 2023. Given the own funds and eligible liabilities structure of the resolution group, as of December 31, 2023 the MREL in RWA requirement was met.
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
Breakdown of leverage ratio as of December 31, 2023, 2022 and 2021, calculated according to CCR, is as follows:

Leverage ratio
	2023	2022	2021
Tier 1 (millions of Euros) (a)	52,150	47,931	45,686
Exposure to leverage ratio (millions of Euros) (b)	797,888	737,990	671,789
Leverage ratio (a)/(b) (percentage)	6.54%	6.49%	6.80%
Finally, as of December 31, 2023, the leverage ratio stood at 6.54%. Since March 2022, certain exposures to central banks are no longer excluded from the leverage ratio exposure in accordance with Regulation (EU) 2019/876 ("CRR-Quick fix").
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

33.Commitments and guarantees given
The breakdown of the balance under these headings in the consolidated balance sheets is as follows:

Commitments and guarantees given (Millions of Euros)
	Notes	2023	2022	2021
Loan commitments given	7.2.2	152,868	136,920	119,618
Of which: impaired		165	177	171
Central banks		—	—	—
General governments		3,115	3,031	3,483
Credit institutions		15,595	15,407	16,085
Other financial corporations		7,063	5,895	4,583
Non-financial corporations		71,303	68,120	59,475
Households		55,791	44,467	35,991
Financial guarantees given	7.2.2	18,839	16,511	11,720
Of which: impaired (1)		229	281	245
Central banks		—	—	—
General governments		74	96	162
Credit institutions		978	475	312
Other financial corporations		2,177	1,263	1,026
Non-financial corporations		15,460	14,541	10,039
Households		150	135	181
Other commitments given	7.2.2	42,577	39,137	34,604
Of which: impaired (1)		636	689	541
Central banks		—	—	2
General governments		327	215	212
Credit institutions		3,607	4,134	4,266
Other financial corporations		1,837	1,758	1,753
Non-financial corporations		36,681	32,858	28,224
Households		125	171	147
Total	7.2.2	214,283	192,568	165,941
(1) Non-performing financial guarantees given amounted to €865, €970, and €786 million, respectively, as of December 31, 2023, 2022 and 2021.
As of December 31, 2023 and 2022, the provisions for loan commitments, financial guarantees and other commitments given, recorded in the consolidated balance sheet amounted to €277, €190 and €303; and €243 million, €175 million and €353 million, respectively (see Note 24).
Since a significant portion of the amounts above will expire without any payment being made by the consolidated entities, the aggregate balance of these commitments cannot be considered to be the actual future requirement for financing or liquidity to be provided by the BBVA Group to third parties.
In the years 2023, 2022 and 2021, no issuance of debt securities carried out by associates of the BBVA Group, joint venture entities or non-Group entities have been guaranteed,
34.Other contingent assets and liabilities
As of December 31, 2023, 2022 and 2021 there were no material contingent assets or liabilities other than those disclosed in the Notes to the consolidated financial statements.
35.Purchase and sale commitments and future payment obligations
The purchase and sale commitments of the BBVA Group are disclosed in Notes 10, 14 and 22.
Future payment obligations mainly correspond to leases payable derived from operating lease contracts, as detailed in Note 22.5, and estimated employee benefit payments, as detailed in Note 25.1.3.

36.Transactions on behalf of third parties
The details of the relevant transactions on behalf of third parties are as follows:

Transactions on behalf of third parties. Breakdown by concepts (Millions of Euros)
	2023	2022	2021
Financial instruments entrusted to BBVA by third parties	430,377	352,139	356,985
Conditional bills and other securities received for collection	12,125	11,738	10,795
Securities lending	6,397	3,223	2,605
Total	448,899	367,100	370,385
37.Net interest income
37.1Interest and other income
The breakdown of the interest and other income recognized in the consolidated income statement is as follows:

Interest and other income. Breakdown by origin (Millions of Euros)
	2023	2022	2021
Financial assets held for trading	4,984	2,079	1,084
Financial assets at fair value through other comprehensive income	3,098	3,110	1,880
Financial assets at amortized cost	38,328	25,258	18,364
Insurance activity	1,052	1,309	1,084
Adjustments of income as a result of hedging transactions	91	(825)	(84)
Other income (1)	297	501	686
Total	47,850	31,432	23,015
(1) Includes, among others, the net interest income accrued from funds obtained through TLTRO III operations, which amounted to €177 million and €384 million for the years ended December 31, 2022 and 2021, respectively (see Note 22.1).
The amounts recognized in consolidated equity in connection with hedging derivatives for the years ended December 31, 2023, 2022 and 2021 and the amounts derecognized from the consolidated equity and taken to the consolidated income statements during those years are included in the “Consolidated statements of recognized income and expense”.
37.2Interest expense
The breakdown of the balance under this heading in the consolidated income statements is as follows:

Interest expense. Breakdown by origin (Millions of Euros)
	2023	2022 ⁽¹⁾	2021
Financial liabilities held for trading	3,834	1,140	1,339
Financial liabilities designated at fair value through profit or loss	130	58	52
Financial liabilities at amortized cost	19,164	9,985	6,130
Adjustments of expense as a result of hedging transactions	809	(232)	(360)
Insurance activity ⁽²⁾	633	948	773
Cost attributable to pension funds	110	76	52
Other expense	80	333	342
Total	24,761	12,309	8,329
(1) Amounts corresponding to 2022 have been restated according to IFRS 17 (see Notes 1.3 and 2.3).
(2) 2021 presented in accordance with IFRS 4.
38.Dividend income
The balances for this heading in the consolidated income statements correspond to dividends on shares and equity instruments other than those from shares in entities accounted for using the equity method (see Note 39), as can be seen in the breakdown below:

Dividend income (Millions of Euros)
	2023	2022	2021
Non-trading financial assets mandatorily at fair value through profit or loss	11	15	64
Financial assets at fair value through other comprehensive income ⁽¹⁾	107	108	112
Total	118	123	176
(1) This dividend income corresponds mainly to investments held at the end of the year.

39.Share of profit or loss of entities accounted for using the equity method
Results from “Share of profit or loss of entities accounted for using the equity method” resulted in a positive impact of €26 million for the year ended December 31, 2023, compared with the positive impact of €21 million and the positive impact of €1 million recorded for the years ended December 31, 2022 and 2021, respectively.
40.Fee and commission income and expense
The breakdown of the balance under these headings in the consolidated income statements is as follows:

Fee and commission income. Breakdown by origin (Millions of Euros)
	2023	2022 ⁽¹⁾	2021
Bills receivables	24	26	23
Demand accounts	300	424	425
Credit and debit cards and POS	4,665	3,499	2,628
Checks	175	162	136
Transfers and other payment orders	862	812	664
Insurance product commissions	384	261	215
Loan commitments given	307	259	234
Other commitments and financial guarantees given	471	420	364
Asset management	1,407	1,228	1,250
Securities fees	345	266	267
Custody securities	207	193	169
Other fees and commissions	751	711	622
Total	9,899	8,260	6,997
(1) Amounts corresponding to 2022 have been restated according to IFRS 17 (see Notes 1.3 and 2.3).
The breakdown of fee and commission expense under these heading in the consolidated income statements is as follows:

Fee and commission expense. Breakdown by origin (Millions of Euros)
	2023	2022 ⁽¹⁾	2021
Demand accounts	6	5	5
Credit and debit cards	2,337	1,884	1,427
Transfers and other payment orders	156	132	120
Commissions for selling insurance	40	54	51
Custody securities	111	92	55
Other fees and commissions	961	721	574
Total	3,611	2,888	2,232
(1) Amounts corresponding to 2022 have been restated according to IFRS 17 (see Notes 1.3 and 2.3).

41.Gains (losses) on financial assets and liabilities, hedge accounting and exchange differences, net
The breakdown of the balance under this heading, by source of the related items, in the consolidated income statement is as follows:

Gains (losses) on financial assets and liabilities, hedge accounting and exchange differences, net (Millions of Euros)
	2023	2022	2021
Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net	76	64	134
Financial assets at amortized cost	41	8	27
Other financial assets and liabilities	35	56	106
Gains (losses) on financial assets and liabilities held for trading, net	1,352	562	341
Reclassification of financial assets from fair value through other comprehensive income	—	—	—
Reclassification of financial assets from amortized cost	—	—	—
Other gains (losses)	1,352	562	341
Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net	337	(67)	432
Reclassification of financial assets from fair value through other comprehensive income	—	—	—
Reclassification of financial assets from amortized cost	—	—	—
Other gains (losses)	337	(67)	432
Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net	96	150	335
Gains (losses) from hedge accounting, net	(17)	(45)	(214)
Subtotal gains (losses) on financial assets and liabilities and hedge accounting	1,844	663	1,027
Exchange differences, net	339	1,275	883
Total	2,183	1,938	1,910
The breakdown of the balance (excluding exchange rate differences) under this heading in the income statements by the nature of the financial instrument is as follows:

Gains (losses) on financial assets and liabilities and hedge accounting. Breakdown by nature of the financial instrument (Millions of Euros)
	2023	2022	2021
Debt instruments	799	(2,266)	158
Equity instruments	669	(1,099)	2,059
Trading derivatives and hedge accounting	(812)	1,361	(1,866)
Loans and advances to customers	165	(241)	100
Customer deposits	(95)	274	55
Other	1,118	2,635	522
Total	1,844	663	1,027

The breakdown of the balance of the impact of the derivatives (trading and hedging) under this heading in the consolidated income statements is as follows:

Derivatives - Hedge accounting (Millions of Euros)
	2023	2022	2021
Derivatives
Interest rate agreements	427	522	73
Securities agreements	(402)	1,653	(1,500)
Credit derivative agreements	(56)	16	(255)
Foreign-exchange agreements	(431)	(658)	40
Commodity and other agreements	(332)	(127)	(9)
Subtotal	(795)	1,406	(1,651)
Hedging derivatives ineffectiveness		—
Fair value hedges	(10)	(51)	(235)
Hedging derivative	(114)	(229)	90
Hedged item	103	178	(325)
Cash flow hedges	(7)	6	21
Subtotal	(17)	(45)	(214)
Total	(812)	1,361	(1,866)

42.Other operating income and expense
The breakdown of the balance under the heading “Other operating income” in the consolidated income statements is as follows:

Other operating income (Millions of Euros)
	2023	2022	2021
Gains from sales of non-financial services	347	284	301
Other operating income	272	244	360
Total	619	528	661
The breakdown of the balance under the heading “Other operating expense” in the consolidated income statements is as follows:

Other operating expense (Millions of Euros)
	2023	2022	2021
Change in inventories	151	134	151
Contributions to guaranteed banks deposits funds	1,017	997	829
Hyperinflation adjustment (1)	2,007	1,687	585
Other operating expense ⁽²⁾	867	620	475
Total	4,042	3,438	2,041
(1) For the year ended December 31, 2023 it includes €916 million related to Turkey and €1,062 million related to Argentina. For the year ended December 31, 2022, it includes €832 million related to Turkey and €822 million related to Argentina (see Note 2.2.18).
(2) For the year ended December 2023, it includes €215 million corresponding to the total annual amount disbursed under the temporary tax on credit institutions and financial credit establishments, according to Law 38/2022 of December 27, 2022 (see Note 19.6).

43.Income and expense from insurance and reinsurance contracts
The balances of the headings “Income and expense from insurance and reinsurance contracts” in the consolidated income statements stem from the insurance activity and includes the following:

Income and expense from insurance and reinsurance contracts (Millions of Euros)
	2023	2022 ⁽¹⁾	2021 ⁽²⁾
Income from insurance and reinsurance contracts ⁽³⁾	3,081	2,622	2,593
Expense from insurance and reinsurance contracts	(1,821)	(1,547)	(1,685)
Total	1,261	1,075	908
(1) Balances corresponding to 2022 have been restated according to IFRS 17 (see Notes 1.3 and 2.3).
(2) 2021 presented in accordance with IFRS 4.
(3) In general the transitional approach for calculating the contractual service margin has been the fair value approach for long-term contracts and the full retrospective approach for short-term contracts (see Note 2.3).
The table below shows the contribution of each insurance product to the Group´s income for the years ended December 31, 2023, 2022 and 2021:

Net income by type of product (Millions of Euros)
	2023	2022 ⁽¹⁾	2021 ⁽²⁾
Life insurance	617	649	622
Individual	590	573	583
Group insurance	27	76	39
Non-Life insurance	643	426	286
Home insurance	—	—	—
Other non-life insurance products	643	426	286
Total	1,261	1,075	908
(1) Balances corresponding to 2022 have been restated according to IFRS 17 (see Notes 1.3 and 2.3).
(2) 2021 presented in accordance with IFRS 4.
44.Administration costs
44.1Personnel expense
The breakdown of the balance under this heading in the consolidated income statements is as follows:

Personnel expense (Millions of Euros)
	Notes	2023	2022 ⁽¹⁾	2021
Wages and salaries		5,068	4,310	3,933
Social security costs		834	708	668
Defined contribution plan expense	25	139	87	71
Defined benefit plan expense	25	49	42	49
Other personnel expense		440	454	325
Total		6,530	5,601	5,046
(1) Balances corresponding to 2022 have been restated according to IFRS 17 (see Notes 1.3 and 2.3).
44.1.1 Share-based employee remuneration
The amounts recognized under the heading “Administration costs - Personnel expense - Other personnel expense” in the consolidated income statements for the year ended December 31, 2023, 2022 and 2021, corresponding to the remuneration plans based on equity instruments in each year, amounted to €24 million, €32 million and €33 million, respectively. These amounts have been recognized with a corresponding entry under the heading “Shareholders’ funds - Other equity” in the consolidated balance sheets, net of tax effect.
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
Thus, according to the applicable remuneration policies, the variable remuneration for the Identified Staff members is subject, principally, to the following rules:
–The Annual Variable Remuneration for Identified Staff members for each financial year will not accrue or will be reduced upon accrual, if certain profit and capital ratio levels are not achieved.
–A maximum of 40% of the Annual Variable Remuneration for those members of the Identified Staff who receive particularly high amounts of variable remuneration and members of BBVA’s Senior Management and 60% for the rest of the Identified Staff (the “Upfront Portion” of the Annual Variable Remuneration) shall vest and be paid, provided the relevant conditions for payment are met, as a general rule, in the first quarter of the following financial year to which the Annual Variable Remuneration corresponds.
–The remaining amount, and at least 60% of the Annual Variable Remuneration for those members of the Identified Staff who receive particularly high amounts of variable remuneration and members of BBVA’s Senior Management, and 40% for the rest of the Identified Staff, will be deferred over a period of 4 years (the “Deferred Portion” of the Annual Variable Remuneration). However, for members of BBVA’s Senior Management the deferral period shall be 5 years. In both cases, the Deferred Portion will be paid, provided the relevant conditions are met, once each of the years of deferral has elapsed. In no event will this Deferred Portion be paid faster than in a proportionate way.
–Both the Upfront Portion and the Deferred Portion of the Annual Variable Remuneration of each member of the Identified Staff will be paid 50% in cash and 50% in BBVA shares or in instruments linked to BBVA shares. For members of BBVA’s Senior Management, the Deferred Portion will be paid 40% in cash and 60% in BBVA shares and/or in instruments linked to BBVA shares.
–Shares or instruments received as Annual Variable Remuneration shall be withheld for one year running from the date of delivery. The foregoing shall not apply to those shares that are sold, where appropriate, in order to meet the payment of tax obligations accruing on the delivery of the shares and/or instruments.
–The Deferred Portion of the Annual Variable Remuneration may undergo certain ex post risk adjustments, meaning that it will not vest, or may be reduced, if certain capital and liquidity thresholds are not met.
–Up to 100% of the Annual Variable Remuneration of each member of the Identified Staff corresponding to each financial year, both in cash and in shares or instruments, will be subject to arrangements for the reduction of variable remuneration (malus) and arrangements for the recovery of variable remuneration already paid (clawback), which will remain in effect during the applicable deferral and retention period, and will be applicable in the event of the occurrence of any of the circumstances expressly named in the remuneration policies.
–The cash amounts of the Deferred Portion of the Annual Variable Remuneration that ultimately vest will be updated by applying the consumer price index (CPI) measured as the year-on-year change in prices, or any other criteria established for that purpose by the Board of Directors.
–Identified Staff members may not use personal hedging strategies or insurance in connection with the Annual Variable Remuneration and the responsibility that may undermine the effects of alignment with prudent risk management.
–If the members of the Identified Staff are entitled to receive any variable remuneration other than the Annual Variable Remuneration but which qualifies as variable remuneration, such variable remuneration shall be subject to the rules regarding accrual, award, vesting and payment in accordance with the type and nature of the remuneration component itself
–The variable remuneration of the Identified Staff for a financial year (understood as the sum of all variable remuneration) shall be limited to a maximum amount of 100% of the fixed component (understood as the sum of all fixed remuneration) of the total remuneration, unless the BBVA General Shareholders’ Meeting resolves to increase this percentage up to a maximum of 200%,
In this regard, the General Shareholders’ Meeting of BBVA held on March 17, 2023 resolved to increase this limit to a maximum level of 200% of the fixed component of the total remuneration for a given number of the Identified Staff members, in the terms indicated in the report issued for this purpose by the Board of Directors dated February 9, 2023.

In 2023, this remuneration scheme is reflected in the following remuneration policies:
–BBVA Group General Remuneration Policy, approved by the Board of Directors on March 29, 2023, that applies to employees and BBVA Senior Management (excluding BBVA executive directors) and at Group companies with respect to which BBVA exercises control over management. This policy includes the specific rules applicable to the members of the Identified Staff, including BBVA Senior Management.
–BBVA Directors’ Remuneration Policy, approved by the General Shareholders’ Meeting of BBVA held on March 17, 2023, that is applicable to the members of the Board of Directors of BBVA. The remuneration system for executive directors corresponds, generally, with the applicable system to the Identified Staff, incorporating some particularities of their own, derived from their condition of directors.
The delivery of shares in 2023 to the members of the Identified Staff is derived from the settlement of the Annual Variable Remuneration for 2022 and deferred variable remuneration from previous years, which are subject to the vesting and payment rules established in the remuneration policies applicable in the year to which they correspond.
According to the remuneration policy applicable in 2022, during 2023 a total amount of 3,305,980 BBVA shares or instruments linked to BBVA shares, corresponding, mostly, to the Upfront Portion of 2022 Annual Variable Remuneration and other variable components of remuneration, were delivered.
In addition, according to the remuneration policy applicable in 2017, during 2023 a total amount of 106,072 BBVA shares, corresponding to the third and last payment of the Deferred Portion of 2017 Annual Variable Remuneration of the Chair and other members of BBVA's Senior Management, were delivered.
Additionally, according to the remuneration policy applicable in 2018, during 2023 a total amount of 147,871 BBVA shares, corresponding to the second payment of the Deferred Portion of 2018 Annual Variable Remuneration of the Chair and other members of BBVA's Senior Management, were delivered.
Likewise, according to the remuneration policy applicable in 2019, during 2023 a total amount of 4,348,742 BBVA shares were delivered, corresponding, mainly, to the first payment of the Deferred Portion of 2019 Annual Variable Remuneration of the executive directors and the rest of the members of BBVA's Senior Management and to the entire of the Deferred Portion of 2019 Annual Variable Remuneration of the rest of the Identified Staff, as well as to other variable components of remuneration.
Lastly, according to the remuneration policy applicable in 2021, during 2023 a total amount of 740,382 BBVA shares were delivered, corresponding, mainly, to the first payment of the Deferred Portion of 2021 Annual Variable Remuneration of the Identified Staff, among which executive directors and the rest of the members of BBVA's Senior Management are included, as well as to other variable components of remuneration.
Detailed information on the delivery of shares to executive directors and the rest of the members of BBVA's Senior Management who held this position as of December 31, 2023, is included in Note 54.
Lastly, in line with specific regulation applicable in Portugal and Brazil, BBVA IFIC and BBVA Brazil Banco de Investimento have identified (on an individual basis, respectively) the staff in these countries whose annual variable remuneration should be subject to a specific settlement and payment scheme established in their corresponding remuneration policies, more specifically:
–A percentage of the annual variable remuneration is subject to a three-year deferral that shall be paid yearly over the mentioned period.
–50% of the annual variable remuneration, both the upfront portion and deferred portion, shall be established in BBVA shares.
–In BBVA IFIC the deferred portion of the annual variable remuneration may be reduced, but never increased, depending on the result of multi-year performance indicators. The cash amounts of the deferred portion that are finally paid will be subject to updating by applying the consumer price index (CPI) measured as a year-on-year change in prices.
–In BBVA Brazil Banco de Investimento, both the cash amounts and share amounts of the deferred portion may be subject to update adjustments which are payable in cash.
According to this remuneration scheme, during financial year 2023 a total of 8,243 BBVA shares corresponding to the upfront portion of 2022 annual variable remuneration were delivered to the staff of BBVA Brasil Banco de Investimento.
With respect to the staff of BBVA IFIC, it should be noted that the exception provided for in the remuneration policy for said year corresponding to payment in shares has been applied to the annual variable remuneration for fiscal year 2022 in line with the provisions of the regulations in force. For this reason, during 2023, no BBVA shares corresponding to 2022 annual variable remuneration have been delivered to the staff of BBVA IFIC.
Additionally, during 2023 a total of 4,842 BBVA shares corresponding to the first third of the deferred portion of 2021 annual variable remuneration were delivered to the staff of BBVA IFIC and BBVA Brasil Banco de Investimento as well as a total of 795 euros as adjustments for updates (for shares delivered in Brazil), and a total of 3,517 BBVA shares corresponding to the second third of the deferred portion of 2020 annual variable remuneration and 889 euros as adjustments for updates (for shares delivered in Brazil), and a total of 4,422 BBVA shares corresponding to the last third of the deferred portion of 2019 annual variable remuneration and 1,347 euros as adjustments for updates (for shares delivered in Brazil).

44.2Other administrative expense
The breakdown of the balance under this heading in the consolidated income statements is as follows:

Other administrative expense. Breakdown by main concepts (Millions of Euros)
	2023	2022 ⁽¹⁾	2021
Technology and systems	1,512	1,391	1,176
Communications	219	195	175
Advertising	349	266	207
Property, fixtures and materials	520	440	380
Taxes other than income tax	451	370	347
Surveillance and cash courier services	234	214	179
Other expense	1,090	897	786
Total	4,375	3,773	3,249
(1) Balances corresponding to 2022 have been restated according to IFRS 17 (see Notes 1.3 and 2.3).
45.Depreciation and amortization
The breakdown of the balance under this heading in the consolidated income statements for the years ended December 31, 2023, 2022 and 2021 is as follows:

Depreciation and amortization (Millions of Euros)
	Notes	2023	2022	2021
Tangible assets	17	867	818	740
For own use		547	501	437
Right-of-use assets		317	312	299
Investment properties and other		3	5	3
Intangible assets	18.2	536	510	494
Total		1,403	1,328	1,234
46.Provisions or reversal of provisions
For the years ended December 31, 2023, 2022 and 2021, the net provisions recognized in this income statement line item were as follows:

Provisions or reversal of provisions (Millions of Euros)
	Notes	2023	2022	2021
Pensions and other post-employment defined benefit obligations	25	31	(89)	61
Commitments and guarantees given		76	87	8
Pending legal issues and tax litigation		171	210	135
Other provisions (1)		95	84	814
Total		373	291	1,018
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
	Notes	2023	2022	2021
Financial assets at fair value through other comprehensive income - Debt securities		42	76	17
Financial assets at amortized cost		4,386	3,303	3,017
Of which: recovery of written-off assets by cash collection	7.2.5	(369)	(390)	(423)
Total		4,428	3,379	3,034

48.Impairment or reversal of impairment of investments in joint ventures and associates
The heading “Impairment or reversal of the impairment of investments in joint ventures or associates" included an impairment of €9 million in the year ended 2023. This heading included a reversal of impairment of €42 million for the year ended December 31, 2022, and it did not include any impairment or reversal of impairment for the year ended December 31, 2021 (see Note 16.3).
49.Impairment or reversal of impairment on non-financial assets
The impairment losses on non-financial assets broken down by the nature of those assets in the consolidated income statements are as follows:

Impairment or reversal of impairment on non-financial assets (Millions of Euros)
	Notes	2023	2022	2021
Tangible assets (1)	17	16	(53)	161
Intangible assets		26	25	19
Others		12	55	41
Total		54	27	221
(1) In 2021, it includes the impairment due to the closing of rented offices after the agreement with the union representatives on the collective layoff procedure proposed for Banco Bilbao Vizcaya Argentaria, S.A. in Spain (see Notes 17 and 24).
50.Gains (losses) from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations
The main items included in the balance under this heading in the consolidated income statements are as follows:

Gains (losses) from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations (Millions of Euros)
	Notes	2023	2022	2021
Gains on sale of real estate		64	102	39
Impairment of non-current assets held for sale (1)	21	(42)	(221)	(97)
Gains (losses) on sale of investments classified as non-current assets held for sale		—	11	10
Gains on sale of equity instruments classified as non-current assets held for sale		—	—	8
Total		22	(108)	(40)
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

51.Consolidated statements of cash flows
The variation between 2023, 2022 and 2021 of the financial liabilities from financing activities is the following:

Liabilities from financing activities (Millions of Euros)
	Liabilities at amortized cost: Debt certificates			Of which: Issuances of subordinated liabilities (1)
	2023	2022	2021	2023	2022	2021

Balance at the beginning	55,429	55,763	61,780	12,485	14,794	17,248
Cash flows	13,283	(678)	(5,728)	3,388	(1,945)	(1,941)
Non-cash changes	(5)	344	(289)	(40)	(364)	(513)
Acquisition	—	—	—	—	—	—
Disposal	—	—	—	—	—	(772)
Disposals by companies held for sale	—	—	—	—	—	—
Foreign exchange movement	(5)	344	(289)	(40)	(364)	259
Fair value changes	—	—	—	—	—	—
Balance at the end	68,707	55,429	55,763	15,832	12,485	14,794
(1) There were €35, €24 and €14 million of subordinated deposits as of December 31, 2023, 2022 and 2021, respectively (see Note 22.4). In addition, there were coupon payments on subordinated liabilities for €345, €313 and €359 million in 2023, 2022 and 2021, respectively. Appendix VI details the outstanding subordinated debt issued by their nominal value.
52.Accountant fees and services
The details of the fees for the services contracted by entities of the BBVA Group for the year ended December 31, 2023, with their respective auditors and other audit entities are as follows:

Fees for Audits conducted and other related services (1) (Millions of Euros)
	2023	2022
Audits of the companies audited by firms belonging to the EY worldwide organization and other reports related with the audit (2)	28.5	24.8
Other reports required pursuant to applicable legislation and tax regulations issued by the national supervisory bodies of the countries in which the Group operates, reviewed by firms belonging to the EY worldwide organization	1.4	1.0
Fees for audits conducted by other firms	0.1	0.1
(1) Regardless of the billed year.
(2) Including fees pertaining to annual legal audits (€23.3 million as of December 31, 2023).
In the year ended December 31, 2023, certain entities in the BBVA Group contracted other services (other than audits) as follows:

Other Services rendered (Millions of Euros)
	2023	2022
Firms belonging to the EY worldwide organization	0.2	0.1
This total of contracted services includes the detail of the services provided by Ernst & Young, S.L. to BBVA, S.A. or its controlled companies at the date of preparation of these consolidated financial statements as follows:

Fees for audits conducted (1) (Millions of Euros)
	2023	2022
Legal audit of BBVA,S.A. or its companies under control	7.9	7.6
Other audit services of BBVA, S.A. or its companies under control	5.4	5.2
Limited Review of BBVA, S.A. or its companies under control	1.9	1.4
Reports related to issuances	1.0	0.4
Assurance services and other required by the regulator	0.8	0.8
(1) Services provided by Ernst & Young, S.L. to companies located in Spain, to the branch of BBVA in New York and to the branch of BBVA in London.
Audit fees disclosed in this Note are presented under local purposes and do not correspond to SEC definitions. The services provided by the auditors meet the independence requirements of the external auditor established under Audit of Accounts Law (Law 22/2015) and under the Sarbanes-Oxley Act of 2002 adopted by the SEC.

53.Related-party transactions
As financial institutions, BBVA and other entities in the Group engage in transactions with related parties in the normal course of their business. These transactions are not significant and are carried out under normal market conditions. As of December 31, 2023, 2022 and 2021, the following are the transactions with related parties:
53.1Transactions with significant shareholders
As of December 31, 2023, 2022 and 2021, there were no shareholders considered significant (see Note 26).
53.2Transactions with BBVA Group entities
The balances of the main captions in the consolidated balance sheets arising from the transactions carried out by the BBVA Group with associates and joint venture entities accounted for using the equity method are as follows:

Balances arising from transactions with entities of the Group (Millions of Euros)
	2023	2022	2021
Assets
Loans and advances to credit institutions	5	9	9
Loans and advances to customers	791	1,842	2,031
Debt securities	4	7	7
Liabilities
Deposits from credit institutions	—	1	1
Customer deposits	134	204	296
Memorandum accounts
Financial guarantees given	177	136	154
Other commitments given	595	751	1,056
Loan commitments given	119	10	11
The balances of the main captions in the consolidated income statements resulting from transactions with associates and joint venture entities that are accounted for under the equity method are as follows:

Balances of consolidated income statement arising from transactions with entities of the Group (Millions of Euros)
	2023	2022	2021
Income statement
Interest and other income	44	20	16
Interest expense	4	2	—
Fee and commission income	4	5	8
Fee and commission expense	49	40	31
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

Balance at 31st December of each year (thousands of Euros)
	2023				2022				2021
	Directors	Related parties of Directors	Senior Management (1)	Related parties of Senior Management	Directors	Related parties of Directors	Senior Management (1)	Related parties of Senior Management	Directors	Related parties of Directors	Senior Management (1)	Related parties of Senior Management
Loans and credits	531	243	5,553	727	668	1,880	6,321	764	765	207	5,419	573
Bank guarantees	—	—	10	—	—	—	10	—	—	—	10	—
Business credit	—	—	—	—	—	—	—	—	—	—	—	—
(1) Excluding executive directors
Information on remuneration paid and other benefits granted to members of the Board of Directors and Senior Management of BBVA is provided in Note 54.
54.Remuneration and other benefits for the Board of Directors and members of the Bank's Senior Management
Remuneration of non-executive directors
The remuneration of the non-executive directors corresponding to the financial years 2023 and 2022 is as follows, individually and by remuneration item:

Remuneration of non-executive directors (thousands of Euros) (1)
	Board of Directors	Executive Committee	Audit Committee	Risk and Compliance Committee	Remuneration Committee	Appointments and Corporate Governance Committee	Technology and Cybersecurity Committee	Other positions (2)	Total
									2023	2022
José Miguel Andrés Torrecillas	129	167	132	–	–	115	–	50	593	527
Jaime Caruana Lacorte	129	167	99	107	–	–	–	–	502	567
Sonia Dulá (3)	107	–	44	71	–	–	–	–	223	–
Raúl Galamba de Oliveira	129	–	–	178	–	31	43	80	461	332
Belén Garijo López	129	111	22	–	107	46	–	–	416	349
Connie Hedegaard Koksbang	129	–	44	–	–	–	–	–	173	107
Lourdes Máiz Carro	129	–	66	–	43	–	–	–	238	238
José Maldonado Ramos	129	167	–	–	–	46	–	–	342	342
Ana Peralta Moreno	129	–	66	–	43	–	–	–	238	238
Juan Pi Llorens	129	–	–	143	–	46	43	–	361	458
Ana Revenga Shanklin	129	–	–	107	29	–	43	–	307	264
Susana Rodríguez Vidarte (4)	32	42	–	27	–	12	–	–	112	449
Carlos Salazar Lomelín (5)	129	–	–	–	43	–	–	–	172	172
Jan Verplancke	129	–	–	–	43	–	43	–	214	214
Total	1,684	653	475	633	307	297	171	130	4,350	4,257
(1) Includes amounts corresponding to positions on the Board and its various Committees, the composition of which was modified on April 26, 2023, with effect from May 1, 2023.
(2) Amounts corresponding to the positions of Deputy Chair of the Board of Directors and Lead Director.
(3) Director appointed by the Annual General Shareholders’ Meeting held on March 17, 2023. Remuneration in 2023 corresponding to the term of office in such financial year.
(4) Director who left office on March 17, 2023. Remuneration in 2023 corresponding to the term of office in such financial year.
(5) In addition, in financial years 2023 and 2022, the director Carlos Salazar Lomelín received €67 thousand and €90 thousand, respectively, as per diems for his membership in the management body of BBVA México, S.A. de C.V. and Grupo Financiero BBVA México, S.A. de C.V. and the BBVA México, S.A. de C.V. strategy forum.
Likewise, during financial years 2023 and 2022, €123 thousand and €110 thousand were paid out, respectively, in healthcare and casualty insurance premiums for non-executive directors.
Remuneration system with deferred delivery of shares for non-executive directors
BBVA has a fixed remuneration system with deferred delivery of shares for its non-executive directors, which was approved by the Annual General Shareholders' Meeting held on March 18, 2006 and extended by resolutions of the Annual General Shareholders' Meetings held on March 11, 2011 and March 11, 2016 for a further five-year period in each case, by the Annual General Shareholders' Meeting held on April 20, 2021 for a further three-year period and by the Annual General Shareholders' Meeting held on March 17, 2023 for a further four-year period.

This system consists of the annual allocation to non-executive directors of a number of theoretical shares of BBVA equivalent to 20% of the total annual fixed allowance in cash received by each director in the previous financial year, calculated according to the average closing price of the BBVA share during the 60 trading sessions prior to the dates of the Annual General Shareholders' Meetings approving the corresponding financial statements for each financial year.
The BBVA shares, in a number equivalent to the theoretical shares accumulated by each non-executive director, will be delivered to each beneficiary, where applicable, after they leave their positions as directors for any reason other than serious dereliction of their duties.
During the financial years 2023 and 2022, the following theoretical shares derived from the remuneration system with deferred delivery of shares have been allocated to the non-executive directors, in an amount equivalent to 20% of the total annual fixed allowance in cash received by each of them in the financial years 2022 and 2021, respectively:

	2023		2022
	Theoretical shares allocated (1)	Theoretical shares accumulated as of December 31	Theoretical shares allocated (1)	Theoretical shares accumulated as of December 31
José Miguel Andrés Torrecillas	16,023	134,048	19,253	118,025
Jaime Caruana Lacorte	17,255	94,960	20,733	77,705
Sonia Dulá (2)	0	0	0	0
Raúl Galamba de Oliveira	10,091	29,768	10,177	19,677
Belén Garijo López	10,603	101,192	12,741	90,589
Connie Hedegaard Koksbang (3)	3,263	3,263	0	0
Lourdes Máiz Carro	7,237	71,593	8,696	64,356
José Maldonado Ramos	10,397	146,874	12,493	136,477
Ana Peralta Moreno	7,237	42,329	8,696	35,092
Juan Pi Llorens	13,943	148,542	18,703	134,599
Ana Revenga Shanklin	8,035	24,214	8,611	16,179
Susana Rodríguez Vidarte (4)	13,648	0	16,400	177,775
Carlos Salazar Lomelín	5,218	17,130	6,270	11,912
Jan Verplancke	6,521	35,772	7,835	29,251
Total	129,471	849,685	150,608	911,637
(1) The number of theoretical shares was calculated according to the average closing price of the BBVA share during the 60 trading sessions prior to the dates of the Annual General Shareholders’ Meetings of March 17, 2023 and March 18, 2022, which were €6.58 and €5.47 per share, respectively.
(2) Director appointed by the Annual General Shareholders'’ Meeting held on March 17, 2023, therefore the allocation of theoretical shares is not due until 2024.
(3) Director appointed by the Annual General Shareholders’ Meeting held on March 18, 2022, therefore the first allocation of theoretical shares was made in 2023.
(4) Director who left office on March 17, 2023. In application of the system, she received a total of 191,423 BBVA shares after leaving office, which is equivalent to the total of theoretical shares accumulated up to that date.
Remuneration of executive directors
The remuneration of the executive directors corresponding to financial years 2023 and 2022 is the result of the application of the remuneration policies approved by the Annual General Shareholders' Meeting on March 17, 2023 and April 20, 2021, respectively.
In accordance with said policies, the remuneration of executive directors corresponding to financial years 2023 and 2022 is indicated below, individually and by remuneration item.

Annual Fixed Remuneration (thousands of Euros)
	2023	2022
Chair	2,924	2,924
Chief Executive Officer	2,179	2,179
Total	5,103	5,103
In addition, in accordance with the conditions established contractually and in the BBVA Directors' Remuneration Policy, during the 2023 and 2022 financial years, the Chief Executive Officer received €654 thousand each year as "cash in lieu of pension" (equivalent to 30% of his annual fixed remuneration) as he does not have a retirement pension (see the "Pension commitments with executive directors" section of this Note), and €600 thousand as mobility allowance.

Remuneration in kind (thousands of Euros)
Likewise, during the financial years 2023 and 2022, executive directors received remuneration in kind, which includes insurance premiums and others, for an amount of €213 thousand and €283 thousand in the case of the Chair and €131 thousand and €155 thousand in the case of the Chief Executive Officer, respectively.

Variable remuneration
With regard to variable remuneration, the main change introduced by the new Directors’ Remuneration Policy approved by the Annual General Shareholders' Meeting in 2023 is that it establishes a new model pursuant to which the annual variable remuneration ("AVR") of the executive directors for financial year 2023 now consists of two components: a short-term incentive (“STI”) and a long-term incentive (“LTI”). The award of both incentives is contingent upon the achievement of the minimum profit and capital ratio thresholds approved by the Board of Directors for this purpose. The sum of the STI and the LTI constitutes the AVR of each executive director for 2023.
The STI will be awarded once the annual measurement period of the annual indicators ends, and its amount will be determined based on its result, taking into account the targets, scales of achievement and weightings established for each of them by the Board of Directors, and may range between 0% and 150% of the “Target STI” (which represents the amount of the STI if 100% of the pre-established targets for these indicators are met).
Meanwhile, once the aforementioned minimum profit and capital ratio thresholds are reached, the right to the LTI will arise. However, its final amount, which may range between 0% and 150% of the “Target LTI” (which represents the amount of the LTI if 100% of the pre-established targets for the long-term indicators approved for its calculation are met), will be determined once the last financial year of the measurement period of the long-term indicators has ended, on the basis of its results, taking into account the targets, scales of achievement and weightings established for each of them.
A percentage not exceeding 40% of the AVR initially awarded will be vested and paid, provided that the required conditions are met, as a general rule, in the first quarter of the year following the one to which it corresponds (the "Upfront Portion"), in equal parts in cash and BBVA shares. The remaining amount, and at least 60% of the AVR initially awarded, will be deferred over a period of 5 years and paid, if the required conditions are met, once each of the 5 years of deferral has elapsed, 40% in cash and 60% in BBVA shares and/or instruments linked to BBVA shares (the "Deferred Portion" or the "Deferred AVR").
Within said deferral period, payment of the LTI will only begin after the expiration of the measurement period of the targets set for the long term indicators, to the result of which its final amount is subject. Therefore, the LTI is part of the Deferred Portion of the AVR of the executive directors.
In accordance with the above, in financial year 2023 the executive directors accrued an STI in the amount of €2,871 thousand in the case of Chair and €2,147 thousand in the case of Chief Executive Officer.
Likewise, the executive directors have generated the right to an LTI for a maximum theoretical amount of €1,929 thousand in the case of Chair and €1,443 thousand in the case of Chief Executive Officer, which is equivalent, in both cases, to 150% of their “Target LTI”. Upon expiration of the measurement period of the long-term indicators established for their calculation (once 2026 has ended), its final amount will be determined, which could range between 0% and 150% of the “Target LTI”. If 100% of the pre-established objectives are achieved, the LTI will amount to €1,286 thousand in the case of Chair and €962 thousand in the case of Chief Executive Officer.
The Upfront Portion of the AVR for the financial year 2023 of the executive directors, calculated taking into account the above, and the Upfront Portion of the AVR for financial year 2022 of the executive directors, due for payment, respectively, once each of said years has ended, in equal parts in cash and BBVA shares, is indicated below.

Annual Variable Remuneration (AVR)
	2023 (1)		2022 (2)
	In cash (thousands of Euros)	In shares	In cash (thousands of Euros)	In shares
Chair	897	107,835	926	158,169
Chief Executive Officer	671	80,650	712	121,646
Total	1,568	188,485	1,639	279,815
(1) The Initial Portion of the AVR, which represents the first payment of the STI for financial year 2023 and will be paid during the first quarter of financial year 2024, in equal parts in cash and BBVA shares. The remaining amount of the AVR for financial year 2023 (which includes the LTI for financial year 2023) will be deferred (40% in cash and 60% in shares and/or share-linked instruments) over a five-year period.
The amount of the Deferred Portion will depend on the result of the long-term indicators that will be used to calculate the LTI for financial year 2023. Likewise, and as an ex-post risk adjustment mechanism, the Deferred Portion may be reduced if certain capital and liquidity thresholds are not reached, in order to ensure that payment only occurs if it is sustainable, taking into account the Bank's payment capacity.
In addition, the remaining rules applicable to the AVR of the executive directors established in the BBVA Directors’ Remuneration Policy approved by the Annual General Shareholders' Meeting on March 17, 2023 will apply to the AVR for financial year 2023, which include: (i) a withholding period of one year after delivery of the BBVA shares or instruments linked to BBVA shares received; (ii) the prohibition of hedging strategies or insurance that may undermine the effects of alignment with prudent risk management; (iii) update of the Deferred Portion in cash that finally vests in accordance with the CPI; (iv) malus and clawback arrangements during the whole periods of deferral and withholding of shares or instruments ; and (v) the limitation of variable remuneration up to a maximum amount of 200% of the fixed component of the total remuneration, as resolved by the Annual General Shareholders' Meeting held in 2023.
(2) 40% of the AVR for financial year 2022 that was paid in 2023. AVR for financial year 2022 is subject to the rules on deferral, vesting and payment and to the remaining conditions established in the BBVA Directors' Remuneration Policy approved by the Annual General Shareholders' Meeting of April 20, 2021.

Deferred Annual Variable Remuneration from previous financial years
		2023 (1)		2022 (2)
	Deferred AVR	In cash (thousands of Euros)	In shares	In cash (thousands of Euros)	In shares
Chair	2022	229	56,941	—	—
	2021	222	57,325	215	57,325
	2020	0	0	—	—
	2019	176	45,529	513	136,587
	2018	132	35,795	128	35,795
	2017	—	—	154	27,898
Subtotal		760	195,590	1,011	257,605

Chief Executive Officer	2022	176	43,793	—	—
	2021	169	43,552	164	43,552
	2020	0	0	—	—
	2019	158	40,858	460	122,572
	2018	—	—	—	—
	2017	—	—	—	—
Subtotal		503	128,203	624	166,124
Total		1,263	323,793	1,635	423,729
(1) Deferred remuneration to be paid after 2023 year-end. Payment thereof to the Chair and/or the Chief Executive Officer will be made in 2024 in accordance with the vesting and payment rules established in the remuneration policies applicable in each financial year:
•2022 Deferred AVR: first payment (20% of the Deferred Portion) becomes payable to executive directors, including the update of its cash portion. Thereafter, 80% of the 2022 Deferred AVR will be deferred for both executive directors, which, if the conditions are met, will be paid in 2025, 2026, 2027 and 2028.
•2021 Deferred AVR: second payment (20% of the Deferred Portion) becomes payable to executive directors, including the update of its cash portion. Thereafter, 60% of the 2021 Deferred AVR will be deferred for both executive directors, which, if the conditions are met, will be paid in 2025, 2026, and 2027.
•2020 Deferred AVR: given the exceptional circumstances arising from the COVID-19 crisis, executive directors voluntarily waived the accrual of the whole of their AVR for 2020 financial year.
•2019 Deferred AVR: second payment (20% of the Deferred Portion) becomes payable to executive directors, including the update of its cash portion. Thereafter, 20% of the 2019 Deferred AVR will be deferred for both executive directors, which, if the conditions are met, will be paid in 2025.
•2018 Deferred AVR: third and final payment (20% of the Deferred Portion) becomes payable to the Chair, including the update of its cash portion. With such payment, the payment to the Chair of the 2018 Deferred AVR will be completed. This remuneration is associated with his former position as Chief Executive Officer.
(2) Deferred remuneration to be paid after 2022 year-end. Payment thereof to the Chair and Chief Executive Officer was made in 2023 in accordance with the vesting and payment rules established in the remuneration policies applicable in each financial year:
•2021 Deferred AVR: in 2023, the first payment (20% of the Deferred Portion) to the executive directors was made, including the update of its cash portion.
•2019 Deferred AVR: in 2023, the first payment (60% of the Deferred Portion) to the executive directors was made, including the update of its cash portion.
•2018 Deferred AVR: in 2023, the second payment (20% of the Deferred Portion) to the Chair was made, including the update of its cash portion. This remuneration is associated with his former position as Chief Executive Officer.
•2017 Deferred AVR: in 2023, the third and final payment (20% of the Deferred Portion) to the Chair was made, including the update of its cash portion. After this, the payment to the Chair of the 2017 Deferred AVR was completed. This remuneration was associated with his former position as Chief Executive Officer.
Pension commitments with executive directors
The Bank has not assumed any pension commitments with non-executive directors.
With regard to the executive directors, the BBVA Directors' Remuneration Policy establishes a pension framework whereby, in the case of the Chair, he is entitled to receive a retirement pension, paid in either income or capital, when he reaches the legally established retirement age, provided that he does not leave his position as a result of serious dereliction of his duties. The amount of this pension will be determined by the annual contributions made by the Bank, together with their corresponding accumulated yields at that date.

The agreed annual contribution to cover the retirement contingency under the defined contribution system established for the Chair in the BBVA Directors' Remuneration Policy is €439 thousand. The Board of Directors may update this amount during the term of the Policy, in the same manner as it may update the Annual Fixed Remuneration, pursuant to the terms established therein.
15% of this annual contribution will be based on variable components and considered “discretionary pension benefits” and will, therefore, be subject to the conditions regarding delivery in shares, withholding and clawback established in the applicable regulations, as well as any other conditions concerning variable remuneration that may be applicable in accordance with the BBVA Directors' Remuneration Policy.
In the event that the Chair's contractual relationship is terminated before he reaches retirement age for reasons other than serious dereliction of duties, the retirement pension payable to the Chair upon him reaching the legally established retirement age will be calculated based on the funds accumulated through the contributions made by the Bank up to that date, as per the terms set out, plus the corresponding accumulated yield, with no additional contributions to be made by the Bank as of the time of termination.
With respect to the commitments assumed with the Chair to cover the death and disability contingencies, the Bank shall pay the corresponding annual insurance premiums, in order to top up the coverages for these contingencies.
In accordance with the foregoing, in the financial year 2023, an amount of €458 thousand was registered, comprising the annual contribution to cover the retirement contingency, which is €439 thousand, and an amount of €19 thousand corresponding to the upward adjustment of the "discretionary pension benefits" for the financial year 2022, which were declared once that year had ended and which had to be contributed to the accumulated fund in 2023. Likewise, an amount of €322 thousand has been paid in insurance premiums for the death and disability contingencies.
As of December 31, 2023, the total accumulated fund to meet the retirement commitments with the Chair amounted to €24,759 thousand.
15% of the annual contribution for the retirement contingency corresponding to the 2023 financial year (€66 thousand) was registered in said financial year as “discretionary pension benefits”. Following the end of the financial year, this amount was adjusted by applying the same criteria used to determine the STI that is part of the Chair's AVR for the 2023 financial year and was determined to amount to €83 thousand, which represents an upward adjustment of €17 thousand. These “discretionary pension benefits” will be contributed to the accumulated fund in the 2024 financial year and will be subject to the conditions established for them in the BBVA Directors' Remuneration Policy.
Regarding the Chief Executive Officer, in accordance with the provisions of the BBVA Directors' Remuneration Policy and those in his contract, the Bank has not undertaken any retirement commitments, although he is entitled to an annual cash sum instead of a retirement pension (cash in lieu of pension) equal to 30% of his Annual Fixed Remuneration. In accordance with the above, in the 2023 financial year, the Bank paid the Chief Executive Officer the amount of fixed remuneration relating to "cash in lieu of pension", as described in the "Remuneration of executive directors" section of this Note.
However, the Bank has undertaken commitments to cover the death and disability contingencies in respect of the Chief Executive Officer, for which the corresponding annual insurance premiums are paid. To this end, in 2023, €230 thousand have been recognized for this concept.

Pension systems (thousands of Euros)
	Contributions (1)				Funds accumulated
	Retirement		Death and disability
	2023	2022	2023	2022	2023	2022
Chair	458	451	322	473	24,759	22,771
Chief Executive Officer	—	—	230	285	—	—
Total	458	451	552	758	24,759	22,771
(1) Contributions recognized to meet pension commitments to executive directors in financial years 2023 and 2022. In the case of the Chair, these correspond to the sum of the annual retirement pension contribution and the adjustment made to the "discretionary pension benefits" for the financial years 2022 and 2021, the contribution to which was to be made in the financial years 2023 and 2022, respectively, and with the death and disability premiums. In the case of the Chief Executive Officer, the contributions recognized correspond exclusively to the insurance premiums paid by the Bank in 2023 and 2022 to cover the contingencies of death and disability, given that, in his case, the Bank has not undertaken any commitments to cover the retirement contingency.
Payments for the termination of the contractual relationship
In accordance with the BBVA Directors' Remuneration Policy, the Bank has no commitments to pay severance indemnity to executive directors.
Remuneration of Senior Management
The remuneration of all Senior Management, excluding executive directors, for the financial years 2023 and 2022 (15 and 16 members with such status at December 31, of each financial year, respectively, excluding executive directors), are the result of the application of the remuneration policies approved by the Board of Directors (on June 30, 2021 and March 29, 2023, respectively).
In accordance with the provisions established in said policies, the remuneration of the entire Senior Management corresponding to financial years 2023 and 2022 is indicated below, by remuneration item.

Fixed remuneration (thousands of Euros)
	2023	2022
Senior Management Total (1)	18,187	18,149
(1) 15 members at December 31, 2023 and 16 members at December 31, 2022, excluding executive directors in both cases.

Remuneration in kind (thousands of Euros)
During 2023 and 2022 financial years, all members of Senior Management (15 members at December 31, 2023 and 16 members at December 31, 2022, excluding executive directors in both cases) have received remuneration in kind, which includes insurance premiums and others, for an aggregate amount of €904 thousand and €1,093 thousand, respectively.

Variable remuneration
Regarding variable remuneration, the main change of the new BBVA Group General Remuneration Policy approved by the Board of Directors in 2023, in line with the changes of the Directors’ Remuneration Policy approved by the Annual General Shareholders' Meeting on March 17, 2023, is that it establishes a new model pursuant to which the AVR of Senior Management members for financial year 2023, as that of executive directors, now consists of two components: an STI and an LTI. The award of both incentives is contingent upon the achievement of the minimum profit and capital ratio thresholds approved by the Board of Directors for this purpose. The sum of the STI and the LTI constitutes the AVR of each member of the Senior Management for 2023.
Pursuant to this model, and on the same terms applicable to executive directors set out above, in financial year 2023 members of the Senior Management, excluding executive directors, have accrued an STI for a combined total of €7,122 thousand.
Likewise, members of the Senior Management, excluding the executive directors, have generated the right to an LTI for an aggregate maximum theoretical amount of €4,711 thousand, which is equivalent to the sum of 150% of each beneficiary's “Target LTI”. Upon expiration of the measurement period of the long-term indicators established for their calculation (once 2026 has ended), the final amount of each beneficiary's LTI will be determined which could range between 0% and 150% of the “Target LTI”. If 100% of the pre-established targets are met, the LTI will amount to an aggregate amount of €3,141 thousand.
The total sum of the Upfront Portion of the AVR for the financial year 2023 of the members of Senior Management, excluding the executive directors, calculated taking into account the above, and the total sum of the Upfront Portion of the AVR for the financial year 2022 of the members of Senior Management, excluding executive directors, due for payment, respectively, once each of said financial years has ended, in equal parts in cash and BBVA shares, is indicated below.

Annual Variable Remuneration (AVR)
	2023 (1)		2022 (2)
	In cash (thousands of Euros)	In shares	In cash (thousands of Euros)	In shares
Senior Management Total (3)	2,226	267,550	2,158	365,746
(1) Initial Portion of the AVR, which represents the first payment of the STI for financial year 2023 and will be paid during the first quarter of financial year 2024, in equal parts in cash and BBVA shares. The remaining amount of the AVR for financial year 2023 (which includes the LTI for financial year 2023) will be deferred (40% in cash and 60% in shares or share-linked instruments) over a five-year period (the Deferred Portion).
The amount of the Deferred Portion will depend on the result of the long-term indicators that will be used to calculate the LTI for financial year 2023. Likewise, and as an ex-post risk adjustment mechanism, the Deferred Portion may be reduced if certain capital and liquidity thresholds are not reached, in order to ensure that payment only occurs if it is sustainable, taking into account the Bank's payment capacity.
In addition, the remaining rules applicable to the AVR of the members of the Senior Management established in the BBVA Group General Remuneration Policy approved by the Board of Directors on March 29, 2023 will apply to the AVR for financial year 2023, which include: (i) a withholding period of one year after delivery of the BBVA shares or instruments linked to BBVA shares received; (ii) the prohibition of hedging strategies or insurance that may undermine the effects of alignment with prudent risk management; (iii) update of the Deferred Portion in cash that finally vests in accordance with the CPI; (iv) malus and clawback arrangements during the whole periods of deferral and withholding of shares or instruments; and (v) the limitation of variable remuneration up to a maximum amount of 200% of the fixed component of the total remuneration, as resolved by the Annual General Shareholders’ Meeting held in 2023.
(2) 40% of the AVR for financial year 2022 that was paid in 2023. AVR for financial year 2022 is subject to the rules on deferral, vesting and payment and to the remaining conditions established in the BBVA Group General Remuneration Policy approved by the Board of Directors of June 30, 2021.
(3) 15 members at December 31, 2023 and 16 members at December 31, 2022, excluding executive directors in both cases.

Deferred Annual Variable Remuneration from previous financial years
		2023 (1)		2022 (2)
	Deferred AVR	In cash (thousands of Euros)	In shares	In cash (thousands of Euros)	In shares
Senior Management Total (3)	2022	493	122,566	—	—
	2021	456	116,528	477	124,602
	2020	1,484	289,020	—	—
	2019	302	77,447	1,364	320,172
	2018	138	36,454	155	41,442
	2017	—	—	171	29,267
Total		2,873	642,015	2,167	515,483
(1) Deferred remuneration to be paid after 2023 year-end. Payment thereof to the members of the Senior Management who are beneficiaries will take place in 2024 in accordance with the vesting and payment rules established in the remuneration policies applicable in each financial year:
•2022 Deferred AVR: first payment (20% of the Deferred Portion), including the update of its cash portion, becomes payable. Thereafter, 80% of the 2022 Deferred AVR will be deferred, and if the conditions are met, it will be paid in 2025, 2026, 2027 and 2028.
•2021 Deferred AVR: second payment (20% of the Deferred Portion), including the update of its cash portion, becomes payable. Thereafter, 60% of the 2021 Deferred AVR will be deferred, and if the conditions are met, it will be paid in 2025, 2026 and 2027.
•2020 Deferred AVR: given the exceptional circumstances arising from the COVID-19 crisis, all members of Senior Management voluntarily waived the accrual of the whole of their AVR for 2020 financial year. Without prejudice to the above, two members of the Senior Management, executives of BBVA USA at that moment, are entitled to the payment of the Deferred Portion of a Success Bonus on the sale of BBVA USA. Of this Deferred Portion, the whole of it is payable with respect to one person and 60% of it with respect to the other, in accordance with the vesting and payment schedule applicable in each case pursuant to the remuneration policy applicable in that financial year.
•2019 Deferred AVR: second payment (20% of the Deferred Portion) to the members of Senior Management that are beneficiaries, including the update of its cash portion, becomes payable. Thereafter, 20% of the 2019 Deferred AVR will be deferred, which, if the conditions are met, will be paid in 2025. In addition, it includes the second payment (20%) of the Deferred Portion of a retention plan to be made to a member of Senior Management.
•2018 Deferred AVR: third and final payment (20% of the Deferred Portion) to the members of Senior Management that are beneficiaries, including the update of its cash portion, becomes payable. With such payment, the payment of the 2018 Deferred AVR to its beneficiaries will be completed.
(2) Deferred remuneration to be paid after 2022 year-end. Payment thereof to the members of Senior Management who were beneficiaries was made in 2023 in accordance with the vesting and payment rules established in the remuneration policies in force in each financial year:
•2021 Deferred AVR: in 2023, the first payment (20% of the Deferred Portion) was made to the members of the Senior Management, including the update of its cash portion.
•2019 Deferred AVR: in 2023, the members of Senior Management who were beneficiaries were paid the amounts that corresponded in each case (either 60% of the Deferred Portion or the whole of it) in accordance with the payment schedule established in the remuneration policies applicable in 2019, including the update of its cash portion. In addition, two members of the Senior Management were paid the Deferred Portion of a retention plan pursuant to the vesting and payment rules established in the remuneration policy applicable to that financial year.
•2018 Deferred AVR: in 2023, the second payment (20% of the Deferred Portion) was made to the members of the Senior Management who were beneficiaries, including the update of its cash portion.
•2017 Deferred AVR: in 2023, the third and final payment (20% of the Deferred Portion) was paid to the members of the Senior Management who were beneficiaries, including the update of its cash portion. Thereafter, the payment of the 2017 Deferred AVR to its beneficiaries was completed.
(3) 15 members as of December 31, 2023 and 16 members at December 31, 2022, excluding executive directors in both cases.
Pension commitments with members of Senior Management
In the 2023 financial year, an aggregate amount of €3,829 thousand was registered to cover pension commitments with members of Senior Management (15 members with such status at December 31, 2023, excluding executive directors), which corresponds to the annual contribution agreed to cover the retirement contingency, increased by an amount of €144 thousand corresponding to the upward adjustment of the "discretionary pension benefits" for the financial year 2022, which were declared once that year had ended and which had to be contributed to the accumulated fund in 2023. Likewise, an aggregate amount of €1,102 thousand has been paid in insurance premiums for death and disability contingencies.
As of December 31, 2023, the total accumulated fund to meet the retirement commitments with members of Senior Management amounted to €34,069 thousand.

As in the case of executive directors, 15% of the agreed annual contributions to cover the contingency of retirement for members of Senior Management, will be based on variable components and considered "discretionary pension benefits", and will, therefore, be subject to the conditions regarding delivery in shares, withholding and clawback established in the applicable regulations, as well as to any other conditions concerning variable remuneration as may be applicable to them in accordance with the remuneration policy applicable to members of Senior Management.
For these purposes, of the annual contribution for the retirement contingency corresponding to the 2023 financial year, a total combined amount of €551 thousand was registered in said financial year as "discretionary pension benefits". Following the end of the financial year, as in the case of the Chair, this amount was adjusted by applying the same criteria used to determine the STI that is part of the AVR of the members of Senior Management for the 2023 financial year. As a result, the "discretionary pension benefits" for the year, corresponding to all members of Senior Management, have been determined at a total combined amount of €701 thousand, which represents an upward adjustment of €150 thousand. These “discretionary pension benefits” will be contributed to the accumulated fund in the 2024 financial year and will be subject to the conditions established for them in the remuneration policy applicable to members of Senior Management, in accordance with the regulations applicable to the Bank on this matter.

Pension systems (thousands of Euros)
	Contributions (1)				Funds accumulated
	Retirement		Death and disability
	2023	2022	2023	2022	2023	2022
Senior Management Total (2)	3,829	3,694	1,102	1,465	34,069	29,435
(1) Contributions recognized to meet pension commitments with all Senior Management in 2023 and 2022, which correspond to the sum of the annual retirement pension contributions and the adjustments made to the "discretionary pension benefits" for 2022 and 2021 whose contribution was to be made in 2023 and 2022, respectively, and to the insurance premiums paid by the Bank for death and disability contingencies.
(2) 15 members at December 31, 2023 and 16 members at December 31, 2022, excluding executive directors in both cases.
Payments for the termination of the contractual relationship
Regarding Senior Management, excluding the executive directors, the Bank paid during the 2023 financial year a total of €2,802 thousand derived from the termination of the contractual relationship of a member of the Senior Management which corresponds to the legal severance payment and notice payment in accordance with the provisions of this Senior Manager's contract. In this sense, the Senior Management contracts include the right to receive the corresponding legal severance payment, provided that removal is not pursuant to a willful decision, retirement, disability or serious dereliction of duties, the amount of which will be calculated in accordance with the provisions in the applicable labor regulations, as well as a clause of notice. Likewise, the contract establishes a post-contractual non-compete agreement for a one-year term from removal for any reason other than retirement, disability or serious dereliction of duties. In compensation for this non-compete agreement, the aforementioned member of Senior Management received an amount of €110 thousand during 2023.
These payments comply with the conditions set out in the regulations applicable to the group of employees with a material impact on the risk profile of BBVA and its Group, to which members of BBVA's Senior Management belong.
55.Other information
55.1Environmental impact
The Group has no environmental liabilities, expenses, assets, provisions or contingencies that could have a significant effect on its consolidated equity, financial situation and profits. Consequently, as of December 31, 2023, there is no item included in the Consolidated Financial Statements that requires disclosure in an environmental information report pursuant to Ministry JUS/616/2022, of June 30, by which the new model for the presentation of consolidated annual accounts in the Commercial Register is approved.

56.Subsequent events
On January 18, 2024, a press release from the Constitutional Court of Spain was published announcing the unanimous decision of the Plenary Session of this jurisdictional body declaring unconstitutional certain measures related to Corporate Income Tax introduced by the Royal Decree-Law 3/2016. On January 29, 2024, this ruling was published on the website of the Constitutional Court, and on February 20, 2024, in the Official State Gazette (BOE).
The effects of this ruling will depend on the resolution of each of the claims filed in relation to the affected financial years, so the calculation of its impact, both with regard to the quantification of the amounts affected, as well as regarding their timing, will depend on said execution process. It is expected that the impacts of the different execution processes could have a positive aggregate impact on the Group's total equity, allowing an acceleration in the use of tax credits and a possible recovery of cash from taxes paid in previous years, all subject to the decisions that, with respect to each financial year and as part of the execution process, the Group may adopt in this regard and without, in any case, said impact expected to exceed approximately 0.4% of the Group's total equity in the aggregate.
On January 30, 2024, it was announced that a cash distribution in the amount of €0.39 gross per share to be paid in April as a final dividend for the year 2023 and the execution of a share buyback program of BBVA for an amount of €781 million were planned to be proposed to the corresponding corporate bodies for consideration as ordinary remuneration to shareholders for 2023, subject to obtaining the corresponding regulatory authorizations and the communication of the specific terms and conditions of the program before its execution. On March 1, 2024, after receiving the required authorization from the ECB, BBVA announced through an Inside Information notice the execution of such buyback program for the repurchase of own shares in accordance with the Regulations, aimed at reducing BBVA’s share capital by a maximum monetary amount of €781 million. The program will be executed externally through Citigroup Global Markets Europe AG, starting on March 4, 2024. (See Note 4).
From January 1, 2024 to the date of preparation of these Consolidated Financial Statements, no other subsequent events not mentioned above in these financial statements have taken place that could significantly affect the Group’s earnings or its equity position.

Appendices

APPENDIX I. Additional information on subsidiaries and structured entities composing the BBVA Group as of December 31, 2023

			% share of participation (1)			Millions of Euros (2)
						Affiliate entity data
Company	Location	Activity	Direct	Indirect	Total	Net carrying amount	Equity excluding profit (loss) 31.12.2023	Profit (loss) 31.12.2023
ACTIVOS MACORP SL	SPAIN	REAL ESTATE	50.64	49.36	100.00	3	3	—
ADQUIRA MEXICO SA DE CV	MEXICO	SERVICES	—	100.00	100.00	11	8	3
ALCALA 120 PROMOC. Y GEST.IMMOB. S.L.	SPAIN	REAL ESTATE	—	100.00	100.00	19	18	1
ANIDA GRUPO INMOBILIARIO SL	SPAIN	INVESTMENT COMPANY	100.00	—	100.00	1,188	1,198	—
ANIDA INMOBILIARIA, S.A. DE C.V.	MEXICO	INVESTMENT COMPANY	—	100.00	100.00	23	23	—
ANIDA OPERACIONES SINGULARES, S.A.	SPAIN	REAL ESTATE	—	100.00	100.00	1,136	1,142	(6)
ANIDA PROYECTOS INMOBILIARIOS, S.A. DE C.V.	MEXICO	REAL ESTATE	—	100.00	100.00	21	21	—
ANIDAPORT INVESTIMENTOS IMOBILIARIOS, UNIPESSOAL, LTDA	PORTUGAL	REAL ESTATE	—	100.00	100.00	24	15	(2)
ANTHEMIS BBVA VENTURE PARTNERSHIP LLP	UNITED KINGDOM	INVESTMENT COMPANY	—	100.00	100.00	11	16	(3)
APLICA NEXTGEN OPERADORA S.A. DE C.V.	MEXICO	SERVICES	—	100.00	100.00	—	—	—
APLICA NEXTGEN SERVICIOS S.A. DE C.V	MEXICO	SERVICES	—	100.00	100.00	1	1	—
ARRAHONA IMMO, S.L.	SPAIN	REAL ESTATE	—	100.00	100.00	53	114	(2)
ARRAHONA NEXUS, S.L.	SPAIN	REAL ESTATE	—	100.00	100.00	56	62	—
ARRELS CT FINSOL, S.A.	SPAIN	REAL ESTATE	—	100.00	100.00	59	75	—
ARRELS CT PATRIMONI I PROJECTES, S.A.	SPAIN	REAL ESTATE	—	100.00	100.00	22	22	—
ARRELS CT PROMOU SA	SPAIN	REAL ESTATE	—	100.00	100.00	17	24	—
BANCO BBVA ARGENTINA S.A.	ARGENTINA	BANKING	39.97	26.59	66.56	158	494	820
BANCO BBVA PERÚ SA ⁽³⁾	PERU	BANKING	—	46.12	46.12	1,390	2,551	463
BANCO BILBAO VIZCAYA ARGENTARIA URUGUAY SA	URUGUAY	BANKING	100.00	—	100.00	110	242	76
BANCO OCCIDENTAL SA	SPAIN	BANKING	49.43	50.57	100.00	17	18	1
BANCO PROVINCIAL OVERSEAS NV	CURAÇAO	BANKING	—	100.00	100.00	51	45	6
BANCO PROVINCIAL SA - BANCO UNIVERSAL	VENEZUELA	BANKING	1.46	53.75	55.21	48	175	45
BBV AMERICA SL	SPAIN	INVESTMENT COMPANY	99.80	0.20	100.00	—	609	56
BBVA (SUIZA) SA	SWITZERLAND	BANKING	100.00	—	100.00	118	152	7
BBVA AGENCIA DE SEGUROS COLOMBIA LTDA	COLOMBIA	INSURANCES SERVICES	—	100.00	100.00	—	—	—
BBVA AI FACTORY SL	SPAIN	SERVICES	—	100.00	100.00	5	5	—
BBVA ASSET MANAGEMENT ARGENTINA SAU SOCIEDAD GERENTE DE FONDOS COMUNES DE INVERSIÓN	ARGENTINA	INVESTMENT FUND MANAGEMENT	—	100.00	100.00	13	—	13
BBVA ASSET MANAGEMENT MEXICO SA DE CV , SOC.OPERADORA DE FONDOS DE INVERSION, GRUPO FRO. BBVA MEXICO	MEXICO	INVESTMENT FUND MANAGEMENT	—	100.00	100.00	48	25	22
BBVA ASSET MANAGEMENT SA SAF	PERU	INVESTMENT FUND MANAGEMENT	—	100.00	100.00	7	6	1
BBVA ASSET MANAGEMENT SA SGIIC	SPAIN	INVESTMENT FUND MANAGEMENT	100.00	—	100.00	36	(73)	136
BBVA ASSET MANAGEMENT SA SOCIEDAD FIDUCIARIA (BBVA FIDUCIARIA)	COLOMBIA	INVESTMENT FUND MANAGEMENT	—	100.00	100.00	28	20	8
BBVA AXIAL TECH SA DE CV	MEXICO	SERVICES	100.00	—	100.00	231	281	3
BBVA BOLSA SOCIEDAD AGENTE DE BOLSA S.A.	PERU	SECURITIES DEALER	—	100.00	100.00	3	3	—
BBVA BRASIL BANCO DE INVESTIMENTO SA	BRAZIL	BANKING	100.00	—	100.00	16	21	1
BBVA BROKER ARGENTINA SA	ARGENTINA	INSURANCES SERVICES	—	99.96	99.96	—	2	10
BBVA BROKER CORREDURIA DE SEGUROS Y REASEGUROS SA	SPAIN	FINANCIAL SERVICES	99.94	0.06	100.00	—	3	6
BBVA COLOMBIA SA	COLOMBIA	BANKING	77.41	18.06	95.47	521	1,463	89
(1) In accordance with Article 3 of Royal Decree 1159/2010, of September 17, in order to determine the state, the voting power relating to subsidiaries was added to the voting power directly held by the parent. Therefore, the number of votes corresponding to the parent company (including indirect control subsidiaries), corresponds to each subsidiary holding a direct ownership interest.
(2) Amount without considering the interim dividends of the year, according to the provisional financial statements of each company, generally as of December 31, 2023. In the carrying amount (net of provision and hedge in foreign operations), the Group´s ownership percentage has been applied, without considering the impairment of goodwill. Information on individual companies and foreign companies at exchange rate as of December 31, 2023. The data of the companies in Turkey and Argentina are prior to the application of hyperinflation accounting.
(3) Full consolidation method is used according to accounting rules (see Glossary).

Additional information on subsidiaries and structured entities composing the BBVA Group as of December 31, 2023 (continued)

			% share of participation (1)			Millions of Euros (2)
						Affiliate entity data
Company	Location	Activity	Direct	Indirect	Total	Net carrying amount	Equity excluding profit (loss) 31.12.2023	Profit (loss) 31.12.2023
BBVA CONSUMER FINANCE ENTIDAD DE DESARROLLO A LA PEQUEÑA Y MICRO EMPRESA EDPYME SA (BBVA CONSUMER FINANCE - EDPYME)	PERU	IN LIQUIDATION	—	100.00	100.00	4	4	—
BBVA DISTRIBUIDORA DE SEGUROS S.R.L.	URUGUAY	FINANCIAL SERVICES	—	100.00	100.00	7	3	4
BBVA FUNDOS S.GESTORA FUNDOS PENSOES SA	PORTUGAL	PENSION FUND MANAGEMENT	100.00	—	100.00	9	8	1
BBVA GLOBAL FINANCE LTD	CAYMAN ISLANDS	OTHER ISSUANCE COMPANIES	100.00	—	100.00	—	5	—
BBVA GLOBAL MARKETS BV	NETHERLANDS	OTHER ISSUANCE COMPANIES	100.00	—	100.00	—	—	—
BBVA GLOBAL SECURITIES, B.V.	NETHERLANDS	OTHER ISSUANCE COMPANIES	100.00	—	100.00	—	—	—
BBVA GLOBAL WEALTH ADVISORS INC	UNITED STATES	FINANCIAL SERVICES	100.00	—	100.00	6	7	(1)
BBVA HOLDING CHILE SA	CHILE	INVESTMENT COMPANY	61.22	38.78	100.00	158	291	19
BBVA INSTITUIÇAO FINANCEIRA DE CREDITO SA	PORTUGAL	FINANCIAL SERVICES	49.90	50.10	100.00	39	62	1
BBVA LEASING MEXICO SA DE CV	MEXICO	FINANCIAL SERVICES	—	100.00	100.00	51	258	40
BBVA MEDIACION OPERADOR DE BANCA-SEGUROS VINCULADO, S.A.	SPAIN	FINANCIAL SERVICES	99.99	0.01	100.00	11	(14)	28
BBVA MEXICO SA INSTITUCION DE BANCA MULTIPLE GRUPO FINANCIERO BBVA MEXICO	MEXICO	BANKING	—	100.00	100.00	17,545	12,979	4,566
BBVA NEXT TECHNOLOGIES OPERADORA, S.A. DE C.V.	MEXICO	SERVICES	—	100.00	100.00	—	—	—
BBVA NEXT TECHNOLOGIES SLU	SPAIN	SERVICES	100.00	—	100.00	44	40	6
BBVA NEXT TECHNOLOGIES, S.A. DE C.V.	MEXICO	SERVICES	—	100.00	100.00	1	1	—
BBVA OP3N S.L.	SPAIN	SERVICES	—	100.00	100.00	2	2	—
BBVA OPERADORA MEXICO SA DE CV	MEXICO	SERVICES	—	100.00	100.00	79	73	6
BBVA PENSIONES MEXICO, S.A. DE C.V., GRUPO FINANCIERO BBVA MEXICO	MEXICO	INSURANCES SERVICES	—	100.00	100.00	397	318	79
BBVA PENSIONES SA ENTIDAD GESTORA DE FONDOS DE PENSIONES	SPAIN	PENSION FUND MANAGEMENT	100.00	—	100.00	13	16	10
BBVA PERU HOLDING SAC	PERU	INVESTMENT COMPANY	100.00	—	100.00	112	1,184	214
BBVA PREVISION AFP SA ADM.DE FONDOS DE PENSIONES	BOLIVIA	PENSION FUND MANAGEMENT	75.00	5.00	80.00	2	5	—
BBVA PROCESSING SERVICES INC.	UNITED STATES	FINANCIAL SERVICES	100.00	—	100.00	1	1	—
BBVA RE INHOUSE COMPAÑIA DE REASEGUROS, S.E.	SPAIN	INSURANCES SERVICES	100.00	—	100.00	63	61	(1)
BBVA SECURITIES INC	UNITED STATES	FINANCIAL SERVICES	100.00	—	100.00	233	244	(16)
BBVA SEGUROS ARGENTINA SA	ARGENTINA	INSURANCES SERVICES	87.78	12.22	100.00	10	11	32
BBVA SEGUROS COLOMBIA SA	COLOMBIA	INSURANCES SERVICES	94.00	6.00	100.00	10	31	11
BBVA SEGUROS DE VIDA COLOMBIA SA	COLOMBIA	INSURANCES SERVICES	94.00	6.00	100.00	14	123	52
BBVA SEGUROS MÉXICO SA DE CV GRUPO FINANCIERO BBVA MEXICO	MEXICO	INSURANCES SERVICES	—	100.00	100.00	687	185	502
BBVA SEGUROS SA DE SEGUROS Y REASEGUROS	SPAIN	INSURANCES SERVICES	99.96	—	99.96	713	704	224
BBVA SEGUROS SALUD MEXICO SA DE CV GRUPO FRO. BBVA MEXICO.	MEXICO	INSURANCES SERVICES	—	100.00	100.00	26	14	11
BBVA SERVICIOS ADMINISTRATIVOS MEXICO, S.A. DE C.V.	MEXICO	SERVICES	—	100.00	100.00	8	6	2
BBVA SERVICIOS CORPORATIVOS MEXICO, S.A. DE C.V.	MEXICO	SERVICES	—	100.00	100.00	5	5	1
BBVA SERVICIOS, S.A.	SPAIN	COMMERCIAL	—	100.00	100.00	—	—	—
BBVA SOCIEDAD TITULIZADORA S.A.	PERU	OTHER ISSUANCE COMPANIES	—	100.00	100.00	1	1	—
BBVA TRADE, S.A.	SPAIN	INVESTMENT COMPANY	—	100.00	100.00	9	9	—
BBVA VALORES COLOMBIA SA COMISIONISTA DE BOLSA	COLOMBIA	SECURITIES DEALER	—	100.00	100.00	13	11	2
BILBAO VIZCAYA HOLDING SAU	SPAIN	INVESTMENT COMPANY	100.00	—	100.00	265	387	(61)
(1) In accordance with Article 3 of Royal Decree 1159/2010, of September 17, in order to determine the state, the voting power relating to subsidiaries was added to the voting power directly held by the parent. Therefore, the number of votes corresponding to the parent company (including indirect control subsidiaries), corresponds to each subsidiary holding a direct ownership interest.
(2) Amount without considering the interim dividends of the year, according to the provisional financial statements of each company, generally as of December 31, 2023. In the carrying amount (net of provision and hedge in foreign operations), the Group´s ownership percentage has been applied, without considering the impairment of goodwill. Information on individual companies and foreign companies at exchange rate as of December 31, 2023. The data of the companies in Turkey and Argentina are prior to the application of hyperinflation accounting.

Additional information on subsidiaries and structured entities composing the BBVA Group as of December 31, 2023 (continued)

			% share of participation (1)			Millions of Euros (2)
						Affiliate entity data
Company	Location	Activity	Direct	Indirect	Total	Net carrying amount	Equity excluding profit (loss) 31.12.2023	Profit (loss) 31.12.2023
CAIXA MANRESA IMMOBILIARIA ON CASA SL	SPAIN	REAL ESTATE	100.00	—	100.00	2	2	—
CARTERA E INVERSIONES SA	SPAIN	INVESTMENT COMPANY	100.00	—	100.00	92	136	1
CASA DE BOLSA BBVA MEXICO SA DE CV	MEXICO	SECURITIES DEALER	—	100.00	100.00	89	52	37
CATALONIA PROMODIS 4, S.A.	SPAIN	REAL ESTATE	—	100.00	100.00	1	1	—
CATALUNYACAIXA IMMOBILIARIA SA	SPAIN	REAL ESTATE	100.00	—	100.00	186	185	1
CATALUNYACAIXA SERVEIS SA	SPAIN	SERVICES	100.00	—	100.00	2	2	—
CIDESSA DOS, S.L.	SPAIN	INVESTMENT COMPANY	—	100.00	100.00	17	17	—
CIERVANA SL	SPAIN	INVESTMENT COMPANY	100.00	—	100.00	53	54	29
COMERCIALIZADORA CORPORATIVA SAC	PERU	FINANCIAL SERVICES	—	50.00	50.00	—	—	—
COMERCIALIZADORA DE SERVICIOS FINANCIEROS, S.A.	COLOMBIA	SERVICES	—	100.00	100.00	5	5	—
COMPAÑIA CHILENA DE INVERSIONES SL	SPAIN	INVESTMENT COMPANY	99.97	0.03	100.00	221	282	(14)
CONSOLIDAR A.F.J.P SA	ARGENTINA	IN LIQUIDATION	46.11	53.89	100.00	1	—	—
CONTENTS AREA, S.L.	SPAIN	SERVICES	—	100.00	100.00	5	5	—
CONTINENTAL DPR FINANCE COMPANY BV	NETHERLANDS	FINANCIAL SERVICES	—	100.00	100.00	—	—	—
CONTRATACION DE PERSONAL, S.A. DE C.V.	MEXICO	SERVICES	—	100.00	100.00	2	1	—
CORPORACION GENERAL FINANCIERA SA	SPAIN	INVESTMENT COMPANY	100.00	—	100.00	510	904	35
CREA MADRID NUEVO NORTE SA	SPAIN	REAL ESTATE	—	75.54	75.54	143	193	(4)
DATA ARCHITECTURE AND TECHNOLOGY MEXICO SA DE CV	MEXICO	SERVICES	—	100.00	100.00	—	2	(1)
DATA ARQUITECTURE AND TECHNOLOGY OPERADORA SA DE CV	MEXICO	SERVICES	—	100.00	100.00	—	—	—
DEUTSCHE BANK MEXICO SA FIDEICOMISO F/1859	MEXICO	FINANCIAL SERVICES	—	100.00	100.00	—	—	—
DEUTSCHE BANK MEXICO SA FIDEICOMISO F/1860	MEXICO	FINANCIAL SERVICES	—	100.00	100.00	—	—	—
ECASA, S.A.	CHILE	FINANCIAL SERVICES	—	100.00	100.00	37	32	4
EMPRENDIMIENTOS DE VALOR S.A.	URUGUAY	FINANCIAL SERVICES	—	100.00	100.00	3	5	(2)
EUROPEA DE TITULIZACION SA SGFT .	SPAIN	FINANCIAL SERVICES	88.24	—	88.24	2	19	2
F/11395 FIDEICOMISO IRREVOCABLE DE ADMINISTRACION CON DERECHO DE REVERSION ⁽³⁾	MEXICO	REAL ESTATE	—	42.40	42.40	—	1	—
F/253863 EL DESEO RESIDENCIAL	MEXICO	REAL ESTATE	—	65.00	65.00	—	1	—
FIDEICOMISO 28991-8 TRADING EN LOS MCADOS FINANCIEROS	MEXICO	FINANCIAL SERVICES	—	100.00	100.00	5	3	—
FIDEICOMISO F/29764-8 SOCIO LIQUIDADOR DE OPERACIONES FINANCIERAS DERIVADAS	MEXICO	FINANCIAL SERVICES	—	100.00	100.00	57	46	11
FIDEICOMISO F/403112-6 DE ADMINISTRACION DOS LAGOS	MEXICO	REAL ESTATE	—	100.00	100.00	—	—	—
FIDEICOMISO HARES BBVA BANCOMER F/ 47997-2	MEXICO	REAL ESTATE	—	100.00	100.00	3	2	1
FIDEICOMISO INMUEBLES CONJUNTO RESIDENCIAL HORIZONTES DE VILLA CAMPESTRE	COLOMBIA	REAL ESTATE	—	100.00	100.00	—	1	—
FIDEICOMISO LOTE 6.1 ZARAGOZA	COLOMBIA	REAL ESTATE	—	59.99	59.99	—	2	—
FIDEICOMISO SCOTIABANK INVERLAT S A F100322908	MEXICO	REAL ESTATE	—	100.00	100.00	5	2	2
FINANCIERA AYUDAMOS S.A. DE C.V., SOFOMER	MEXICO	IN LIQUIDATION	—	100.00	100.00	7	6	—
FOMENTO Y DESARROLLO DE CONJUNTOS RESIDENCIALES S.L. EN LIQUIDACION	SPAIN	IN LIQUIDATION	—	60.00	60.00	—	—	—
FORUM COMERCIALIZADORA DEL PERU SA	PERU	SERVICES	—	100.00	100.00	1	1	—
FORUM DISTRIBUIDORA DEL PERU SA	PERU	FINANCIAL SERVICES	—	100.00	100.00	8	7	1
(1) In accordance with Article 3 of Royal Decree 1159/2010, of September 17, in order to determine the state, the voting power relating to subsidiaries was added to the voting power directly held by the parent. Therefore, the number of votes corresponding to the parent company (including indirect control subsidiaries), corresponds to each subsidiary holding a direct ownership interest.
(2) Amount without considering the interim dividends of the year, according to the provisional financial statements of each company, generally as of December 31, 2023. In the carrying amount (net of provision and hedge in foreign operations), the Group´s ownership percentage has been applied, without considering the impairment of goodwill. Information on individual companies and foreign companies at exchange rate as of December 31, 2023. The data of the companies in Turkey and Argentina are prior to the application of hyperinflation accounting.
(3) Full consolidation method is used according to accounting rules (see Glossary).

Additional information on subsidiaries and structured entities composing the BBVA Group as of December 31, 2023 (continued)

			% share of participation (1)			Millions of Euros (2)
						Affiliate entity data
Company	Location	Activity	Direct	Indirect	Total	Net carrying amount	Equity excluding profit (loss) 31.12.2023	Profit (loss) 31.12.2023
FORUM DISTRIBUIDORA, S.A.	CHILE	FINANCIAL SERVICES	—	100.00	100.00	51	39	10
FORUM SERVICIOS FINANCIEROS, S.A.	CHILE	FINANCIAL SERVICES	—	100.00	100.00	234	215	10
G NETHERLANDS BV	NETHERLANDS	INVESTMENT COMPANY	—	100.00	100.00	393	323	—
GARANTI BANK SA	ROMANIA	BANKING	—	100.00	100.00	252	363	33
GARANTI BBVA AS	TURKEY	BANKING	85.97	—	85.97	5,038	5,090	2,671
GARANTI BBVA DIJITAL VARLIKLAR ANONIM SIRKETI	TURKEY	FINANCIAL SERVICES	—	100.00	100.00	14	14	(3)
GARANTI BBVA EMEKLILIK AS	TURKEY	INSURANCES SERVICES	—	84.91	84.91	93	46	65
GARANTI BBVA FACTORING AS	TURKEY	FINANCIAL SERVICES	—	81.84	81.84	43	21	32
GARANTI BBVA FILO AS	TURKEY	SERVICES	—	100.00	100.00	169	66	102
GARANTI BBVA FINANSAL TEKNOLOJI ANONIM SIRKETI	TURKEY	FINANCIAL SERVICES	—	100.00	100.00	11	14	—
GARANTI BBVA LEASING AS	TURKEY	FINANCIAL SERVICES	—	100.00	100.00	253	121	132
GARANTI BBVA PORTFOY YONETIMI AS	TURKEY	INVESTMENT FUND MANAGEMENT	—	100.00	100.00	22	10	13
GARANTI BBVA YATIRIM AS	TURKEY	FINANCIAL SERVICES	—	100.00	100.00	167	68	99
GARANTI DIVERSIFIED PAYMENT RIGHTS FINANCE COMPANY	CAYMAN ISLANDS	OTHER ISSUANCE COMPANIES	—	100.00	100.00	—	(3)	(8)
GARANTI FILO SIGORTA ARACILIK HIZMETLERI A.S.	TURKEY	FINANCIAL SERVICES	—	100.00	100.00	—	—	1
GARANTI HOLDING BV	NETHERLANDS	INVESTMENT COMPANY	—	100.00	100.00	615	393	—
GARANTI KONUT FINANSMANI DANISMANLIK HIZMETLERI AS (GARANTI MORTGAGE)	TURKEY	SERVICES	—	100.00	100.00	—	—	—
GARANTI KULTUR AS	TURKEY	SERVICES	—	100.00	100.00	—	—	—
GARANTI ODEME SISTEMLERI AS (GOSAS)	TURKEY	FINANCIAL SERVICES	—	100.00	100.00	10	6	5
GARANTI ODEME VE ELEKTRONIK PARA HIZMETLERI ANONIM SIRKETI	TURKEY	PAYMENT ENTITIES	—	100.00	100.00	7	8	(1)
GARANTI YATIRIM ORTAKLIGI AS ⁽³⁾ ⁽⁴⁾	TURKEY	INVESTMENT COMPANY	—	3.61	3.61	—	2	1
GARANTIBANK BBVA INTERNATIONAL N.V.	NETHERLANDS	BANKING	—	100.00	100.00	833	647	101
GESCAT GESTIO DE SOL SL	SPAIN	REAL ESTATE	100.00	—	100.00	8	8	—
GESCAT LLEVANT, S.L.	SPAIN	REAL ESTATE	—	100.00	100.00	1	1	—
GESCAT LLOGUERS SL	SPAIN	REAL ESTATE	100.00	—	100.00	3	3	—
GESCAT VIVENDES EN COMERCIALITZACIO SL	SPAIN	REAL ESTATE	100.00	—	100.00	34	35	(2)
GESTION DE PREVISION Y PENSIONES SA	SPAIN	PENSION FUND MANAGEMENT	60.00	—	60.00	9	17	5
GESTION Y ADMINISTRACION DE RECIBOS, S.A. - GARSA	SPAIN	SERVICES	—	100.00	100.00	1	2	—
GRAN JORGE JUAN SA	SPAIN	REAL ESTATE	100.00	—	100.00	424	446	15
GRUPO FINANCIERO BBVA MEXICO SA DE CV	MEXICO	FINANCIAL SERVICES	99.98	—	99.98	9,826	15,950	5,225
INMUEBLES Y RECUPERACIONES BBVA SA	PERU	REAL ESTATE	—	100.00	100.00	37	36	1
INVERAHORRO SL	SPAIN	INVESTMENT COMPANY	100.00	—	100.00	130	134	(3)
INVERSIONES ALDAMA, C.A.	VENEZUELA	IN LIQUIDATION	—	100.00	100.00	—	—	—
INVERSIONES BANPRO INTERNATIONAL INC NV ⁽³⁾	CURAÇAO	INVESTMENT COMPANY	48.00	—	48.00	16	47	6
INVERSIONES BAPROBA CA	VENEZUELA	FINANCIAL SERVICES	100.00	—	100.00	—	—	—
INVERSIONES P.H.R.4, C.A.	VENEZUELA	INACTIVE	—	60.46	60.46	—	—	—
MADIVA SOLUCIONES, S.L.	SPAIN	SERVICES	—	100.00	100.00	4	3	1
(1) In accordance with Article 3 of Royal Decree 1159/2010, of September 17, in order to determine the state, the voting power relating to subsidiaries was added to the voting power directly held by the parent. Therefore, the number of votes corresponding to the parent company (including indirect control subsidiaries), corresponds to each subsidiary holding a direct ownership interest.
(2) Amount without considering the interim dividends of the year, according to the provisional financial statements of each company, generally as of December 31, 2023. In the carrying amount (net of provision and hedge in foreign operations), the Group´s ownership percentage has been applied, without considering the impairment of goodwill. Information on individual companies and foreign companies at exchange rate as of December 31, 2023. The data of the companies in Turkey and Argentina are prior to the application of hyperinflation accounting.
(3) Full consolidation method is used according to accounting rules (see Glossary).
(4) The percentage of voting rights owned by the Group entities in this company is 99.97%.

Additional information on subsidiaries and structured entities composing the BBVA Group as of December 31, 2023 (continued)

			% share of participation (1)			Millions of Euros (2)
						Affiliate entity data
Company	Location	Activity	Direct	Indirect	Total	Net carrying amount	Equity excluding profit (loss) 31.12.2023	Profit (loss) 31.12.2023
MISAPRE, S.A. DE C.V.	MEXICO	IN LIQUIDATION	—	100.00	100.00	—	—	—
MOMENTUM SOCIAL INVESTMENT HOLDING, S.L.	SPAIN	INVESTMENT COMPANY	—	100.00	100.00	7	8	—
MOTORACTIVE IFN SA	ROMANIA	FINANCIAL SERVICES	—	100.00	100.00	34	35	4
MOTORACTIVE MULTISERVICES SRL	ROMANIA	SERVICES	—	100.00	100.00	—	4	1
MOVISTAR CONSUMER FINANCE COLOMBIA SAS	COLOMBIA	IN LIQUIDATION	—	50.00	50.00	—	42	(26)
MULTIASISTENCIA OPERADORA S.A. DE C.V.	MEXICO	INSURANCES SERVICES	—	100.00	100.00	—	—	—
MULTIASISTENCIA SERVICIOS S.A. DE C.V.	MEXICO	INSURANCES SERVICES	—	100.00	100.00	—	—	—
MULTIASISTENCIA, S.A. DE C.V.	MEXICO	INSURANCES SERVICES	—	100.00	100.00	101	76	25
OPCION VOLCAN, S.A.	MEXICO	REAL ESTATE	—	100.00	100.00	3	3	—
OPENPAY ARGENTINA SA	ARGENTINA	PAYMENT ENTITIES	—	100.00	100.00	6	2	1
OPENPAY COLOMBIA SAS	COLOMBIA	PAYMENT ENTITIES	—	100.00	100.00	7	3	(2)
OPENPAY PERÚ SA	PERU	PAYMENT ENTITIES	—	100.00	100.00	13	6	(5)
OPENPAY SA DE CV	MEXICO	PAYMENT ENTITIES	—	100.00	100.00	44	23	(10)
OPENPAY SERVICIOS S.A. DE C.V.	MEXICO	SERVICES	—	100.00	100.00	—	—	—
OPERADORA DOS LAGOS S.A. DE C.V.	MEXICO	SERVICES	—	100.00	100.00	—	—	—
OPPLUS OPERACIONES Y SERVICIOS SA	SPAIN	SERVICES	100.00	—	100.00	1	33	9
PECRI INVERSION SL	SPAIN	INVESTMENT COMPANY	100.00	—	100.00	119	111	7
PORTICO PROCAM, S.L.	SPAIN	REAL ESTATE	—	100.00	100.00	26	26	—
PROMOTORA DEL VALLES, S.L.	SPAIN	REAL ESTATE	—	100.00	100.00	15	20	—
PROMOU CT OPENSEGRE, S.L.	SPAIN	REAL ESTATE	—	100.00	100.00	5	5	—
PRONORTE UNO PROCAM, S.A.	SPAIN	REAL ESTATE	—	100.00	100.00	1	1	—
PROPEL EXPLORER FUND I LP	UNITED STATES	INVESTMENT COMPANY	—	99.50	99.50	31	28	2
PROPEL EXPLORER FUND II LP	UNITED STATES	INVESTMENT COMPANY	—	99.50	99.50	—	—	—
PROPEL VENTURE PARTNERS BRAZIL US LP	UNITED STATES	INVESTMENT COMPANY	—	99.80	99.80	12	21	—
PROPEL VENTURE PARTNERS GLOBAL US, LP	UNITED STATES	INVESTMENT COMPANY	—	99.50	99.50	114	171	41
PROPEL VENTURE PARTNERS US FUND I, L.P.	UNITED STATES	VENTURE CAPITAL	99.50	—	99.50	163	249	(31)
PROPEL XYZ I LP	UNITED STATES	INVESTMENT COMPANY	—	99.40	99.40	11	13	(2)
PRO-SALUD, C.A.	VENEZUELA	INACTIVE	—	58.86	58.86	—	—	—
PROVINCIAL DE VALORES CASA DE BOLSA CA	VENEZUELA	SECURITIES DEALER	—	90.00	90.00	1	1	—
PROVINCIAL SDAD.ADMIN.DE ENTIDADES DE INV.COLECTIVA CA	VENEZUELA	INVESTMENT FUND MANAGEMENT	—	100.00	100.00	1	1	—
PROVIVIENDA ENTIDAD RECAUDADORA Y ADMIN.DE APORTES, S.A.	BOLIVIA	PENSION FUND MANAGEMENT	—	100.00	100.00	2	2	—
PSA FINANCE ARGENTINA COMPAÑIA FINANCIERA SA	ARGENTINA	BANKING	—	50.00	50.00	7	6	8
RALFI IFN SA	ROMANIA	FINANCIAL SERVICES	—	100.00	100.00	36	17	(7)
RPV COMPANY	CAYMAN ISLANDS	OTHER ISSUANCE COMPANIES	—	100.00	100.00	—	—	—
SATICEM GESTIO SL	SPAIN	REAL ESTATE	100.00	—	100.00	2	2	—
SATICEM HOLDING SL	SPAIN	REAL ESTATE	100.00	—	100.00	5	5	—
SATICEM IMMOBLES EN ARRENDAMENT SL	SPAIN	REAL ESTATE	100.00	—	100.00	2	2	—
(1) In accordance with Article 3 of Royal Decree 1159/2010, of September 17, in order to determine the state, the voting power relating to subsidiaries was added to the voting power directly held by the parent. Therefore, the number of votes corresponding to the parent company (including indirect control subsidiaries), corresponds to each subsidiary holding a direct ownership interest.
(2) Amount without considering the interim dividends of the year, according to the provisional financial statements of each company, generally as of December 31, 2023. In the carrying amount (net of provision and hedge in foreign operations), the Group´s ownership percentage has been applied, without considering the impairment of goodwill. Information on individual companies and foreign companies at exchange rate as of December 31, 2023. The data of the companies in Turkey and Argentina are prior to the application of hyperinflation accounting.

Additional information on subsidiaries and structured entities composing the BBVA Group as of December 31, 2023 (continued)

			% share of participation (1)			Millions of Euros (2)
						Affiliate entity data
Company	Location	Activity	Direct	Indirect	Total	Net carrying amount	Equity excluding profit (loss) 31.12.2023	Profit (loss) 31.12.2023
SEGUROS PROVINCIAL CA	VENEZUELA	INSURANCES SERVICES	—	100.00	100.00	10	9	1
SERVICIOS CORPORATIVOS DE SEGUROS, S.A. DE C.V.	MEXICO	SERVICES	—	100.00	100.00	1	1	—
SERVICIOS EXTERNOS DE APOYO EMPRESARIAL, S.A DE C.V.	MEXICO	SERVICES	—	100.00	100.00	8	8	(1)
SOCIEDAD DE ESTUDIOS Y ANALISIS FINANCIERO SA	SPAIN	SERVICES	100.00	—	100.00	64	66	(2)
SOCIEDAD PERUANA DE FINANCIAMIENTO SAC	PERU	FINANCIAL SERVICES	—	50.00	50.00	2	3	(1)
SPORT CLUB 18 SA	SPAIN	INVESTMENT COMPANY	100.00	—	100.00	11	11	—
TREE INVERSIONES INMOBILIARIAS SA	SPAIN	REAL ESTATE	100.00	—	100.00	1,488	277	59
TRIFOI REAL ESTATE SRL	ROMANIA	REAL ESTATE	—	100.00	100.00	1	1	—
UNNIM SOCIEDAD PARA LA GESTION DE ACTIVOS INMOBILIARIOS SA	SPAIN	REAL ESTATE	100.00	—	100.00	529	437	—
URBANIZADORA SANT LLORENC SA	SPAIN	INACTIVE	60.60	—	60.60	—	—	—
VOLKSWAGEN FINANCIAL SERVICES COMPAÑIA FINANCIERA SA	ARGENTINA	BANKING	—	51.00	51.00	13	8	17
(1) In accordance with Article 3 of Royal Decree 1159/2010, of September 17, in order to determine the state, the voting power relating to subsidiaries was added to the voting power directly held by the parent. Therefore, the number of votes corresponding to the parent company (including indirect control subsidiaries), corresponds to each subsidiary holding a direct ownership interest.
(2) Amount without considering the interim dividends of the year, according to the provisional financial statements of each company, generally as of December 31, 2023. In the carrying amount (net of provision and hedge in foreign operations), the Group´s ownership percentage has been applied, without considering the impairment of goodwill. Information on individual companies and foreign companies at exchange rate as of December 31, 2023. The data of the companies in Turkey and Argentina are prior to the application of hyperinflation accounting.
This Appendix is part of Note 3 of the consolidated financial statements for the year ended December 31, 2023.

APPENDIX II. Additional information on investments joint ventures and associates in the BBVA Group as of December 31, 2023
Most significant companies are included, which together represent 99.5% of the total investment in this group.

			% Legal share of participation			Millions of Euros (1)
						Affiliate entity data
Company	Location	Activity	Direct	Indirect	Total	Consolidated Net carrying amount	Assets 31.12.2023	Liabilities 31.12.2023	Equity excluding profit (loss) 31.12.2023	Profit (loss) 31.12.2023
ASSOCIATES
ADQUIRA ESPAÑA, S.A.	SPAIN	SERVICES	—	44.44	44.44	4	23	13	9	1
ATOM HOLDCO LIMITED	UNITED KINGDOM	INVESTMENT COMPANY	49.51	—	49.51	211	9,222	8,756	444	22
AUREA, S.A. (CUBA)	CUBA	REAL ESTATE	—	49.00	49.00	5	11	1	9	1
BBVA ALLIANZ SEGUROS Y REASEGUROS, S.A.	SPAIN	INSURANCES SERVICES	—	50.00	50.00	251	917	377	530	10
COMPAÑIA ESPAÑOLA DE FINANCIACION DEL DESARROLLO SA	SPAIN	PUBLIC COMPANIES AND INSTITUTIONS	16.67	—	16.67	35	218	10	187	22
FIDEICOMISO F/00185 FIMPE - FIDEICOMISO F/00185 PARA EXTENDER A LA SOCIEDAD LOS BENEFICIOS DEL ACCESO A LA INFRAESTRUCTURA DE LOS MEDIOS DE PAGO ELECTRONICOS	PERU	ELECTRONIC MONEY ENTITIES	—	28.50	28.50	1	4	—	3	1
FRAUDFENSE SL	SPAIN	REAL ESTATE	—	33.33	33.33	2	6	1	7	(2)
METROVACESA SA	ARGENTINA	PAYMENT ENTITIES	9.44	11.41	20.85	259	2,482	801	1,706	(24)
REDSYS SERVICIOS DE PROCESAMIENTO SL	SPAIN	FINANCIAL SERVICES	24.90	—	24.90	22	134	48	80	7
ROMBO COMPAÑIA FINANCIERA SA	ARGENTINA	BANKING	—	40.00	40.00	3	39	30	2	7
SBD CREIXENT, S.A.	SPAIN	REAL ESTATE	—	23.05	23.05	1	6	1	5	—
SEGURIDAD Y PROTECCION BANCARIAS SA DE CV	MEXICO	SERVICES	—	26.14	26.14	1	5	—	4	1
SERVICIOS ELECTRONICOS GLOBALES SA DE CV	MEXICO	SERVICES	—	46.14	46.14	36	77	—	58	19
SERVIRED SOCIEDAD ESPAÑOLA DE MEDIOS DE PAGO SA	SPAIN	FINANCIAL SERVICES	28.72	—	28.72	8	56	29	27	—
SISTEMAS DE TARJETAS Y MEDIOS DE PAGO SA	SPAIN	PAYMENT ENTITIES	20.61	—	20.61	2	487	478	5	4
SOLARIS SE ⁽²⁾	GERMANY	BANKING	—	15.53	15.53	34	2,013	1,795	240	(21)
TELEFONICA FACTORING ESPAÑA SA ⁽³⁾	SPAIN	FINANCIAL SERVICES	30.00	—	30.00	5	120	103	7	10
TF PERU SAC	PERU	FINANCIAL SERVICES	—	24.30	24.30	1	6	1	4	2
VERIDAS DIGITAL AUTHENTICATION SOLUTIONS S.L.	SPAIN	SERVICES	—	32.05	32.05	1	17	13	14	(10)

JOINT VENTURES
ALTURA MARKETS SOCIEDAD DE VALORES SA	SPAIN	SECURITIES DEALER	50.00	—	50.00	31	1,808	1,745	48	14
COMPAÑIA MEXICANA DE PROCESAMIENTO SA DE CV	MEXICO	SERVICES	—	50.00	50.00	7	15	—	23	(8)
CORPORACION IBV PARTICIPACIONES EMPRESARIALES, S.A. ⁽⁴⁾	SPAIN	INVESTMENT COMPANY	—	50.00	50.00	29	62	4	58	—
F/ 5356 FIDEICOMISO IRREVOCABLE DE ADM. INMOBILIARIA CON DERECHO DE REVERSIÓN- FIDEICOMISO SELVA	MEXICO	REAL ESTATE	—	42.40	42.40	8	19	—	19	—
FIDEICOMISO 1729 INVEX ENAJENACION DE CARTERA ⁽⁴⁾	MEXICO	REAL ESTATE	—	44.09	44.09	12	206	—	206	—
INVERSIONES PLATCO CA	VENEZUELA	FINANCIAL SERVICES	—	50.00	50.00	5	11	1	12	(1)
PROMOCIONS TERRES CAVADES, S.A.	SPAIN	REAL ESTATE	—	39.11	39.11	1	3	—	3	—
RCI COLOMBIA SA COMPAÑIA DE FINANCIAMIENTO	COLOMBIA	FINANCIAL SERVICES	—	49.00	49.00	40	1,000	919	80	1
(1) In foreign companies the exchange rate of December 31, 2023 is applied.
(2) The percentage of voting rights owned by the Group entities in this company is 22.22%.
(3) Financial Statements as of December 31, 2022.
(4) Classified as Non-current asset held for sale.
This Appendix is part of Notes 3 and 16.1 of the consolidated financial statements for the year ended December 31, 2023.

APPENDIX III. Changes and notifications of participations in the BBVA Group in 2023
Acquisitions or increases of interest ownership in consolidated subsidiaries

Company (1)	Type of transaction	Total voting rights controlled after the disposal	Effective date for the last transaction (or notification Date)
BBVA GLOBAL WEALTH ADVISORS INC	FOUNDING	100.00	01-Jun-23
GARANTI BBVA DIJITAL VARLIKLAR ANONIM SIRKETI	FOUNDING	100.00	05-May-23
GARANTI BBVA FINANSAL TEKNOLOJI ANONIM SIRKETI	FOUNDING	100.00	30-Apr-23
(1) Variations of less than 0.1% have not been considered due to immateriality.
Disposals or reduction of interest ownership in consolidated subsidiaries

Company (1)	Type of transaction	Total voting rights controlled after the disposal	Effective date for the last transaction (or notification Date)
BAHIA SUR RESORT S.C.	LIQUIDATION	—	16-May-23
BBVA DISCOVERY INC	LIQUIDATION	—	01-Nov-23
BBVA INFORMATION TECHNOLOGY ESPAÑA SLU	MERGER	—	01-Dec-23
CDD GESTIONI S.R.L. IN LIQUIDAZIONE	LIQUIDATION	—	12-Jan-23
DATA ARCHITECTURE AND TECHNOLOGY S.L.	MERGER	—	01-Dec-23
FUTURO FAMILIAR, S.A. DE C.V.	LIQUIDATION	—	01-Nov-23
VERIDAS DIGITAL AUTHENTICATION SOLUTIONS MEXICO SACV	DILUTION PARTIC.	—	06-Jun-23
VERIDAS DIGITAL AUTHENTICATION SOLUTIONS USA LLC	DILUTION PARTIC.	—	06-Jun-23
(1) Variations of less than 0.1% have not been considered due to immateriality.
Changes and notifications of participations in the BBVA Group in 2023 (continued)
Business combinations and other acquisitions or increases of interest ownership in associates and joint-ventures accounted for under the equity method

Company (1)	Type of transaction	Total voting rights controlled after the disposal	Effective date for the last transaction (or notification Date)
F/ 5356 FIDEICOMISO IRREVOCABLE DE ADM. INMOBILIARIA CON DERECHO DE REVERSIÓN- FIDEICOMISO SELVA	FOUNDING	42.40	01-Oct-23
NUEVO MARKETPLACE, S.L. ( EN LIQUIDACIÓN)	CAPITAL INCREASE	30.23	22-Nov-23
PLAY DIGITAL SA	CAPITAL INCREASE	11.06	31-Mar-23
FRAUDFENSE SL	FOUNDING	33.33	27-Jul-23
ATOM HOLDCO LIMITED	CAPITAL INCREASE	49.51	10-Nov-23
(1) Variations of less than 0.1% have not been considered due to immateriality.

Disposal or reduction of interest ownership in associates and joint-ventures companies accounted for under the equity method

Company (1)	Type of transaction	Total voting rights controlled after the disposal	Effective date for the last transaction (or notification Date)
CABAL URUGUAY, S.A.	DISPOSAL	—	03-Jan-23
VERIDAS DIGITAL AUTHENTICATION SOLUTIONS S.L.	DILUTION PARTIC.	32.05	06-Jun-23
COMPAÑIA PERUANA DE MEDIOS DE PAGO SAC (VISANET PERU)	DISPOSAL	20.20	01-Oct-23
(1) Variations of less than 0.1% have not been considered due to immateriality.
This Appendix is part of Notes 3 and 16.1 of the consolidated financial statements for the year ended December 31, 2023.

APPENDIX IV. Fully consolidated subsidiaries with more than 10% owned by non-Group shareholders as of December 31, 2023

		% of voting rights controlled by the Bank
Company	Activity	Direct	Indirect	Total
BANCO BBVA PERÚ SA	BANKING	—	46.12	46.12
BANCO PROVINCIAL SA - BANCO UNIVERSAL	BANKING	1.46	53.75	55.21
INVERSIONES BANPRO INTERNATIONAL INC NV	INVESTMENT COMPANY	48.00	—	48.00
PRO-SALUD, C.A.	NO ACTIVITY	—	58.86	58.86
INVERSIONES P.H.R.4, C.A.	NO ACTIVITY	—	60.46	60.46
BBVA PREVISION AFP SA ADM.DE FONDOS DE PENSIONES	PENSION FUND MANAGEMENT	75.00	5.00	80.00
COMERCIALIZADORA CORPORATIVA SAC	FINANCIAL SERVICES	—	50.00	50.00
CREA MADRID NUEVO NORTE SA	REAL ESTATE	—	75.54	75.54
GESTION DE PREVISION Y PENSIONES SA	PENSION FUND MANAGEMENT	60.00	—	60.00
SOCIEDAD PERUANA DE FINANCIAMIENTO SAC	FINANCIAL SERVICES	—	50.00	50.00
F/253863 EL DESEO RESIDENCIAL	REAL ESTATE	—	65.00	65.00
VOLKSWAGEN FINANCIAL SERVICES COMPAÑIA FINANCIERA SA	BANKING	—	51.00	51.00
FIDEICOMISO LOTE 6.1 ZARAGOZA	REAL ESTATE	—	59.99	59.99
F/11395 FIDEICOMISO IRREVOCABLE DE ADMINISTRACION CON DERECHO DE REVERSION	REAL ESTATE	—	42.40	42.40
MOVISTAR CONSUMER FINANCE COLOMBIA SAS	IN LIQUIDATION	—	50.00	50.00
GARANTI BBVA EMEKLILIK AS	INSURANCES	—	84.91	84.91
FOMENTO Y DESARROLLO DE CONJUNTOS RESIDENCIALES S.L. EN LIQUIDACION	IN LIQUIDATION	—	60.00	60.00
PSA FINANCE ARGENTINA COMPAÑIA FINANCIERA SA	BANKING	—	50.00	50.00
This Appendix is part of Note 3 of the consolidated financial statements for the year ended December 31, 2023.

APPENDIX V. BBVA Group’s securitization funds. Structured entities in 2023.

			Millions of Euros
Securitization fund (consolidated)	Company	Origination date	Total securitized exposures at the origination date	Total securitized exposures as of December 31, 2023
TDA 19	BANCO BILBAO VIZCAYA ARGENTARIA SA	27-Feb-04	600	29
TDA 22	BANCO BILBAO VIZCAYA ARGENTARIA SA	09-Dec-04	592	37
Hipocat 9	BANCO BILBAO VIZCAYA ARGENTARIA SA	25-Nov-05	1,016	94
Hipocat 10	BANCO BILBAO VIZCAYA ARGENTARIA SA	05-Jul-06	1,526	140
AYT HIP MIXTO V	BANCO BILBAO VIZCAYA ARGENTARIA SA	21-Jul-06	120	74
TDA 27	BANCO BILBAO VIZCAYA ARGENTARIA SA	22-Dec-06	275	122
TDA 28	BANCO BILBAO VIZCAYA ARGENTARIA SA	23-Jul-07	250	87
BBVA RMBS 1 FT	BANCO BILBAO VIZCAYA ARGENTARIA SA	19-Feb-07	2,500	523
Hipocat 11	BANCO BILBAO VIZCAYA ARGENTARIA SA	09-Mar-07	1,628	157
BBVA RMBS 2 FT	BANCO BILBAO VIZCAYA ARGENTARIA SA	26-Mar-07	5,000	982
BBVA Leasing 1 FT	BANCO BILBAO VIZCAYA ARGENTARIA SA	24-Jun-07	2,500	87
BBVA RMBS 3 FT	BANCO BILBAO VIZCAYA ARGENTARIA SA	22-Jul-07	3,000	921
TDA Tarragona 1	BANCO BILBAO VIZCAYA ARGENTARIA SA	30-Nov-07	397	50
BBVA RMBS 5 FT	BANCO BILBAO VIZCAYA ARGENTARIA SA	24-May-08	5,000	1,526
GAT ICO-FTVPO1	BANCO BILBAO VIZCAYA ARGENTARIA SA	25-Jun-09	780	15
BBVA RMBS 9 FT	BANCO BILBAO VIZCAYA ARGENTARIA SA	18-Apr-10	1,295	537
BBVA RMBS 14 FT	BANCO BILBAO VIZCAYA ARGENTARIA SA	24-Nov-14	700	278
BBVA RMBS 17 FT	BANCO BILBAO VIZCAYA ARGENTARIA SA	21-Nov-16	1,800	868
BBVA Consumer Auto 2020-1	BANCO BILBAO VIZCAYA ARGENTARIA SA	15-Jun-20	1,100	521
BBVA Consumo 11	BANCO BILBAO VIZCAYA ARGENTARIA SA	12-Mar-21	2,500	845
BBVA RMBS 20 FT	BANCO BILBAO VIZCAYA ARGENTARIA SA	14-Jun-21	2,500	1,929
BBVA RMBS 21 FT	BANCO BILBAO VIZCAYA ARGENTARIA SA	17-Mar-22	12,400	9,975
BBVA Consumer Auto 2022-1	BANCO BILBAO VIZCAYA ARGENTARIA SA	13-Jun-22	1,200	765
BBVA RMBS 22 FT	BANCO BILBAO VIZCAYA ARGENTARIA SA	28-Nov-22	1,400	1,281
BBVA Consumo 12	BANCO BILBAO VIZCAYA ARGENTARIA SA	13-Mar-23	3,000	2,357
BBVA Consumer Auto 2023-1	BANCO BILBAO VIZCAYA ARGENTARIA SA	08-Jun-23	804	718
BBVA Leasing 3 FT	BANCO BILBAO VIZCAYA ARGENTARIA SA	27-Nov-23	2,400	2,313

APPENDIX VI. Details of the outstanding subordinated debt and preferred securities issued by the Bank or entities in the Group consolidated as of December 31, 2023, 2022 and 2021
Outstanding as of December 31, 2023, 2022 and 2021 of subordinated issues

		Nominal value. Millions of Euros
Issuer entity and issued date	Currency	December 2023	December 2022	December 2021	Prevailing Interest Rate as of December 31, 2023	Maturity Date
Issues in Euros
BANCO BILBAO VIZCAYA ARGENTARIA S.A.
March-08	EUR	125	125	125	6.03%	March-33
July-08	EUR	—	100	100	6.20%	July-23
March-19	EUR	1,000	1,000	1,000	6.00%	Perpetual
July-20	EUR	1,000	1,000	1,000	6.00%	Perpetual
February-17	EUR	1,000	1,000	1,000	3.50%	February-27
February-17	EUR	99	99	99	4.00%	February-32
March-17	EUR	65	65	65	4.00%	February-32
May-17	EUR	—	—	500	—%	Perpetual
May-17	EUR	150	150	150	2.54%	May-27
September-18	EUR	—	1,000	1,000	5.88%	Perpetual
February-19	EUR	750	750	750	2.58%	February-29
January-20	EUR	994	994	994	1.00%	January-30
June-23	EUR	741	—	—	5.75%	May-33
June-23	EUR	1,000	—	—	8.38%	Perpetual
Different issued	EUR	127	177	245	—%
Total issued in Euros	EUR	7,050	6,460	7,027
Outstanding as of December 31, 2023, 2022 and 2021 of subordinated issues

		Nominal value. Millions of Euros
Issuer entity and issued date	Currency	December 2023	December 2022	December 2021	Prevailing Interest Rate as of December 31, 2023	Maturity Date
Issues in foreign currency
BANCO BILBAO VIZCAYA ARGENTARIA S.A.
March-17	USD	109	113	106	5.70%	March-32
November-17	USD	905	938	883	6.13%	Perpetual
May-18	USD	269	279	263	5.25%	May-33
September-19	USD	905	938	883	6.50%	Perpetual
September-23	USD	905	—	—	9.38%	Perpetual
November-23	USD	679	—	—	7.88%	November-34
Subtotal	USD	3,772	2,267	2,135
May-17	CHF	22	20	19	1.60%	May-27
Subtotal	CHF	22	20	19
July-20	GBP	345	338	357	3.10%	July-31
August-23	GBP	345	—	—	8.25%	November-33
Subtotal	GBP	690	338	357
BBVA GLOBAL FINANCE LTD (1)
December-95	USD	179	187	176	7.00%	December-25
Subtotal	USD	179	187	176
BBVA BANCOMER S.A. INSTITUCION DE BANCA MULTIPLE GRUPO FINANCIERO BBVA BANCOMER
July-12	USD	—	—	1,329	6.75%	September-22
November-14	USD	178	187	177	5.35%	November-29
January-18	USD	903	935	886	5.13%	January-33
September-19	USD	676	702	665	5.88%	September-34
June-23	USD	906	—	—	8.45%	June-38
Subtotal	USD	2,663	1,824	3,057
BANCO BILBAO VIZCAYA ARGENTARIA URUGUAY S.A.
November-17	USD	—	1	—	9.54%	February-64
Subtotal	USD	—	1	—
(1) The issuances of BBVA Global Finance, Ltd, are guaranteed (secondary liability) by the Bank.

Outstanding as of December 31, 2023, 2022 and 2021 of subordinated issues

		Nominal value. Millions of Euros
Issuer entity and issued date	Currency	December 2023	December 2022	December 2021	Prevailing Interest Rate as of December 31, 2022	Maturity Date
BBVA COLOMBIA S.A.
September-11	COP	37	30	35	14.42%	September-26
February-13	COP	—	39	44	16.58%	February-23
February-13	COP	39	32	37	13.01%	February-28
November-14	COP	21	18	20	13.55%	November-29
November-14	COP	27	20	32	13.68%	November-34
Subtotal	COP	124	139	168
April-15	USD	362	375	349	4.88%	April-25
Subtotal	USD	362	375	349
BBVA BANCO CONTINENTAL S.A.
June-07	PEN	24	23	19	3.47%	June-32
November-07	PEN	21	21	17	3.56%	November-32
July-08	PEN	—	18	15	3.06%	July-23
September-08	PEN	—	20	16	3.09%	September-23
December-08	PEN	12	12	10	4.19%	December-33
Subtotal	PEN	57	93	77
May-07	USD	—	—	18	6.00%	May-27
February-08	USD	18	19	18	6.47%	February-28
October-13	USD	—	43	40	6.53%	October-28
September-14	USD	267	270	272	5.25%	September-29
Subtotal	USD	285	332	349
GARANTI BBVA AS
May-17	USD	667	698	645	7.30%	May-27
Subtotal	USD	667	698	645
October-19	TRY	8	13	17	46.02%	October-29
February-20	TRY	23	38	49	51.55%	February-30
Subtotal	TRY	31	50	66
Total Issues in other currencies		8,851	6,326	7,398

APPENDIX VII Consolidated balance sheets held in foreign currency as of December 31, 2023, 2022 and 2021

	U.S. Dollar	Mexican pesos	Turkish lira	Other foreign currencies	Total foreign currencies
December 2023
Assets
Cash, cash balances at central banks and other demand deposits	13,372	7,581	3,764	4,089	28,807
Financial assets held for trading	21,147	28,570	282	5,806	55,806
Non- trading financial assets mandatorily at fair value through profit or loss	1,292	6,596	5	186	8,079
Financial assets at fair value through comprehensive income	9,384	20,767	1,785	4,484	36,421
Financial assets at amortized cost	58,732	81,907	31,298	46,122	218,059
Joint-ventures and associates	5	19	—	590	614
Tangible assets	105	2,609	1,446	995	5,155
Other assets	(1,049)	6,872	1,761	2,346	9,930
Total	102,988	154,922	40,341	64,619	362,870
Liabilities
Financial liabilities held for trading	21,204	17,829	207	2,705	41,946
Financial liabilities at amortized cost	78,365	95,685	30,127	50,900	255,076
Other liabilities	3,223	20,186	1,048	2,801	27,258
Total	102,792	133,700	31,382	56,406	324,280
December 2022 ⁽¹⁾
Assets
Cash, cash balances at central banks and other demand deposits	19,888	4,831	476	3,469	28,665
Financial assets held for trading	10,780	22,407	431	3,930	37,549
Non- trading financial assets mandatorily at fair value through profit or loss	987	5,205	5	82	6,280
Financial assets at fair value through comprehensive income	8,300	16,028	3,188	8,841	36,358
Financial assets at amortized cost	52,248	70,744	29,938	42,173	195,103
Joint-ventures and associates	5	17	—	333	354
Tangible assets	14	2,143	1,166	1,137	4,459
Other assets	(365)	4,609	1,789	3,070	9,103
Total	91,858	125,984	36,994	63,036	317,872
Liabilities
Financial liabilities held for trading	9,722	18,110	234	1,499	29,564
Financial liabilities at amortized cost	77,697	75,029	24,567	48,984	226,277
Other liabilities	2,748	16,397	1,216	2,067	22,428
Total	90,167	109,535	26,016	52,549	278,268
December 2021
Assets
Cash, cash balances at central banks and other demand deposits	19,164	5,816	893	4,245	30,118
Financial assets held for trading	10,699	18,973	1,104	8,840	39,615
Non- trading financial assets mandatorily at fair value through profit or loss	1,039	4,114	2	83	5,239
Financial assets at fair value through comprehensive income	6,455	9,323	2,325	8,697	26,800
Financial assets at amortized cost	46,223	57,580	21,655	38,657	164,115
Joint-ventures and associates	5	15	—	263	283
Tangible assets	12	1,902	558	935	3,408
Other assets	(204)	3,607	1,046	1,248	5,697
Total	83,393	101,331	27,583	62,969	275,276
Liabilities
Financial liabilities held for trading	10,448	13,784	450	1,312	25,994
Financial liabilities at amortized cost	67,306	60,570	14,946	43,859	186,681
Other liabilities	3,261	13,234	779	2,029	19,302
Total	81,015	87,588	16,175	47,200	231,977
(1) Balances corresponding to 2022 have been restated according to IFRS 17 (see Notes 1.3 and 2.3).
This Appendix is part of Notes 2.2.17 of the consolidated financial statements for the year ended December 31, 2023.

APPENDIX VIII. Quantitative information on refinancing and restructuring operations and other requirement under Bank of Spain Circular 6/2012
a.Quantitative information on refinancing and restructuring operations
The breakdown of refinancing and restructuring operations as of December 31, 2023, 2022 and 2021 is as follows:

	December 2023 BALANCE OF FORBEARANCE (Millions of Euros)
	TOTAL
	Unsecured loans		Secured loans				Accumulated impairment or accumulated losses in fair value due to credit risk
					Maximum amount of secured loans that can be considered
	Number of operations	Gross carrying amount	Number of operations	Gross carrying amount	Real estate mortgage secured	Rest of secured loans
Credit institutions	—	—	—	—	—	—	—
General Governments	50	31	24	7	5	—	(6)
Other financial corporations and individual entrepreneurs (financial business)	292	17	24	11	5	3	(6)
Non-financial corporations and individual entrepreneurs (corporate non-financial activities)	79,943	3,870	10,602	2,395	1,053	264	(2,422)
Of which: financing the construction and property (including land)	703	420	717	269	125	10	(428)
Other households (1)	242,532	1,390	63,320	4,642	3,380	20	(1,677)
Total	322,817	5,308	73,970	7,055	4,443	287	(4,111)
	Of which: IMPAIRED
	Unsecured loans		Secured loans				Accumulated impairment or accumulated losses in fair value due to credit risk
					Maximum amount of secured loans that can be considered
	Number of operations	Gross carrying amount	Number of operations	Gross carrying amount	Real estate mortgage secured	Rest of secured loans
Credit institutions	—	—	—	—	—	—	—
General Governments	25	14	4	2	1	—	(4)
Other financial corporations and individual entrepreneurs (financial business)	206	5	17	4	1	2	(4)
Non-financial corporations and individual entrepreneurs (corporate non-financial activities)	59,133	2,409	6,483	1,323	473	56	(2,070)
Of which: financing the construction and property (including land)	491	417	540	196	66	8	(417)
Other households (1)	158,595	900	36,108	3,001	1,957	4	(1,519)
Total	217,959	3,329	42,612	4,330	2,432	62	(3,597)
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
The table below provides a breakdown by segments of the forbearance operations (net of provisions) as of December 31, 2023, 2022 and 2021:

Forbearance operations. Breakdown by segments (Millions of Euros)
	2023	2022	2021
Credit institutions	—	—	—
Central governments	32	39	74
Other financial corporations and individual entrepreneurs (financial activity)	22	9	26
Non-financial corporations and individual entrepreneurs (non-financial activity)	3,843	5,371	6,946
Of which: Financing the construction and property development (including land)	261	365	128
Households	4,354	4,780	6,068
Total carrying amount	8,251	10,200	13,114
Financing classified as non-current assets and disposal groups held for sale	—	—	—

NPL ratio by type of renegotiated loan
The non-performing ratio of the renegotiated portfolio is defined as the impaired balance of renegotiated loans that shows signs of difficulties as of the closing of the reporting period, divided by the total payment outstanding in that portfolio
As of December 31, 2023 and December 31, 2022, the non-performing ratio for each of the portfolios of renegotiated loans is as follows:

NPL ratio by type of renegotiated loan
	Ratio of impaired loans - past due
	2023	2022
General governments	42%	61%
Commercial	60%	54%
Of which: Construction and developer	89%	86%
Other consumer	65%	53%
b.Qualitative information on the concentration of risk by activity and guarantees
Loans and advances to customers by activity (carrying amount)

December 2023 (Millions of Euros)
				Loans to customers. Loan to value
	Total (1)	Mortgage loans	Secured loans	Less than or equal to 40%	Over 40% but less than or equal to 60%	Over 60% but less than or equal to 80%	Over 80% but less than or equal to 100%	Over 100%
General governments	23,025	271	7,104	1,137	2,911	429	2,369	527
Other financial institutions and individual entrepreneurs	23,086	525	13,315	182	378	68	9,304	3,909
Non-financial institutions and individual entrepreneurs	183,279	24,472	10,791	11,930	7,260	4,556	4,230	7,287
Construction and property development	5,788	4,064	248	1,662	1,192	768	239	451
Construction of civil works	5,173	554	382	231	191	87	37	390
Other purposes	172,318	19,854	10,160	10,037	5,877	3,701	3,954	6,446
Large companies	111,122	7,360	5,744	4,092	2,071	1,479	1,882	3,579
SMEs (2) and individual entrepreneurs	61,196	12,494	4,416	5,944	3,806	2,222	2,072	2,867
Rest of households and NPISHs (3)	157,847	95,040	2,166	21,700	25,396	31,265	13,960	4,886
Housing	97,395	93,813	118	21,155	24,954	31,014	12,435	4,374
Consumption	56,520	475	1,879	230	291	137	1,423	273
Other purposes	3,933	753	169	315	152	114	102	239
TOTAL	387,238	120,308	33,376	34,949	35,944	36,319	29,864	16,609
MEMORANDUM ITEM:
Forbearance operations (4)	8,251	4,894	240	1,050	1,072	1,001	953	1,058
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
(4) Net of provisions.

The information on the main geographic area is as follows:

December 2023 (Millions of Euros) BBVA, S.A.
				Loans to customers. Loan to value
	Total (1)	Mortgage loans	Secured loans	Less than or equal to 40%	Over 40% but less than or equal to 60%	Over 60% but less than or equal to 80%	Over 80% but less than or equal to 100%	Over 100%
General governments	13,304	240	172	129	86	21	173	2
Other financial institutions and individual entrepreneurs	18,078	487	13,038	123	351	48	9,216	3,786
Non-financial institutions and individual entrepreneurs	98,285	9,620	2,030	4,674	3,304	1,743	833	1,098
Construction and property development	1,759	1,598	6	917	480	125	25	57
Construction of civil works	4,667	482	218	217	185	75	22	200
Other purposes	91,859	7,541	1,806	3,540	2,639	1,543	785	840
Large companies	67,290	2,828	1,256	1,445	814	724	594	507
SMEs (2) and individual entrepreneurs	24,569	4,713	550	2,096	1,825	819	191	333
Rest of households and NPISHs (3)	89,545	70,141	257	18,175	20,905	22,902	5,555	2,861
Housing	71,184	69,325	88	17,898	20,701	22,767	5,442	2,605
Consumption	15,174	78	104	54	57	26	16	29
Other purposes	3,187	739	66	224	147	109	97	228
TOTAL	219,212	80,488	15,497	23,101	24,645	24,715	15,776	7,747
MEMORANDUM ITEM:
Forbearance operations (4)	5,958	3,970	64	872	887	792	608	875
(1) The amounts included in this table are net of loss allowances.
(2) Small and medium enterprises.
(3) Non-profit institutions serving households.
(4) Net of provisions.

December 2023 (Millions of Euros) BBVA Mexico
				Loans to customers. Loan to value
	Total (1)	Mortgage loans	Secured loans	Less than or equal to 40%	Over 40% but less than or equal to 60%	Over 60% but less than or equal to 80%	Over 80% but less than or equal to 100%	Over 100%
General governments	7,709	30	6,933	1,008	2,825	408	2,197	525
Other financial institutions and individual entrepreneurs	2,534	25	101	25	21	18	52	10
Non-financial institutions and individual entrepreneurs	37,740	8,801	3,744	5,308	2,776	1,680	1,476	1,304
Construction and property development	1,611	1,446	16	155	518	533	117	138
Construction of civil works	210	18	143	8	4	8	3	138
Other purposes	35,918	7,337	3,585	5,145	2,254	1,139	1,356	1,028
Large companies	21,391	2,754	1,813	2,175	819	510	662	402
SMEs (2) and individual entrepreneurs	14,527	4,583	1,772	2,970	1,435	630	694	626
Rest of households and NPISHs (3)	39,797	17,766	138	1,913	3,972	7,736	4,003	280
Housing	17,766	17,766	—	1,891	3,943	7,706	3,990	235
Consumption	22,024	—	138	22	29	30	13	45
Other purposes	7	—	—	—	—	—	—	—
TOTAL	87,779	26,622	10,916	8,254	9,594	9,842	7,729	2,119
MEMORANDUM ITEM:
Forbearance operations (4)	628	426	60	67	116	142	102	58
(1) The amounts included in this table are net of loss allowances.
(2) Small and medium enterprises.
(3) Non-profit institutions serving households.
(4) Net of provisions.

December 2023 (Millions of Euros) Garanti BBVA
				Loans to customers. Loan to value
	Total (1)	Mortgage loans	Secured loans	Less than or equal to 40%	Over 40% but less than or equal to 60%	Over 60% but less than or equal to 80%	Over 80% but less than or equal to 100%	Over 100%
General governments	200	—	—	—	—	—	—	—
Other financial institutions and individual entrepreneurs	547	1	1	1	—	1	—	—
Non-financial institutions and individual entrepreneurs	21,609	782	2,553	898	652	605	418	763
Construction and property development	1,302	75	217	153	63	44	15	18
Construction of civil works	2	—	—	—	—	—	—	—
Other purposes	20,305	707	2,336	745	589	561	403	745
Large companies	8,116	110	440	87	272	87	105	—
SMEs (2) and individual entrepreneurs	12,190	597	1,896	658	317	474	298	745
Rest of households and NPISHs (3)	8,245	798	8	756	18	17	6	9
Housing	922	780	—	754	12	10	4	—
Consumption	7,241	6	8	2	1	1	1	9
Other purposes	81	12	—	—	5	5	2	1
TOTAL	30,601	1,581	2,562	1,655	669	622	424	773
MEMORANDUM ITEM:
Forbearance operations (4)	702	25	88	26	9	21	14	41
(1) The amounts included in this table are net of loss allowances.
(2) Small and medium enterprises.
(3) Non-profit institutions serving households.
(4) Net of provisions.

December 2023 (Millions of Euros) Other Entities
				Loans to customers. Loan to value
	Total (1)	Mortgage loans	Secured loans	Less than or equal to 40%	Over 40% but less than or equal to 60%	Over 60% but less than or equal to 80%	Over 80% but less than or equal to 100%	Over 100%
General governments	1,812	1	—	—	—	—	—	1
Other financial institutions and individual entrepreneurs	1,928	13	175	32	6	2	36	112
Non-financial institutions and individual entrepreneurs	25,645	5,268	2,464	1,051	529	528	1,503	4,122
Construction and property development	1,116	946	9	438	131	67	81	237
Construction of civil works	293	54	21	6	2	4	12	51
Other purposes	24,236	4,269	2,433	607	395	458	1,410	3,833
Large companies	14,325	1,668	2,235	386	167	159	521	2,670
SMEs (2) and individual entrepreneurs	9,911	2,601	199	221	229	299	888	1,163
Rest of households and NPISHs (3)	20,261	6,335	1,763	855	502	610	4,396	1,735
Housing	7,523	5,942	30	612	297	530	2,999	1,534
Consumption	12,081	391	1,630	152	205	80	1,394	191
Other purposes	658	1	103	92	—	—	3	10
TOTAL	49,646	11,617	4,402	1,939	1,036	1,140	5,934	5,970
MEMORANDUM ITEM:
Forbearance operations (4)	963	474	28	85	59	46	229	84
(1) The amounts included in this table are net of loss allowances.
(2) Small and medium enterprises.
(3) Non-profit institutions serving households.
(4) Net of provisions.

c.Information on the concentration of risk by activity and geographical areas

December 2023 (Millions of Euros)
	TOTAL (1)	Spain	Rest of European Union	America	Other
Credit institutions	192,222	54,246	61,342	42,084	34,550
General governments	144,082	59,385	12,198	61,473	11,025
Central Administration	121,149	45,259	11,767	53,640	10,482
Other	22,933	14,125	431	7,833	543
Other financial institutions and individual entrepreneurs	54,064	9,564	18,279	18,097	8,124
Non-financial institutions and individual entrepreneurs	246,103	80,219	23,614	90,342	51,928
Construction and property development	9,256	2,888	640	2,573	3,156
Construction of civil works	9,524	5,988	885	1,558	1,093
Other purposes	227,323	71,344	22,089	86,211	47,679
Large companies	159,906	45,738	21,086	61,867	31,214
SMEs and individual entrepreneurs	67,417	25,606	1,003	24,344	16,464
Other households and NPISHs	158,344	88,561	2,477	58,686	8,620
Housing	97,395	70,073	1,302	24,899	1,120
Consumer	56,521	15,111	956	33,207	7,246
Other purposes	4,428	3,377	218	579	254
TOTAL	794,814	291,975	117,910	270,682	114,247
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

December 2022 ⁽¹⁾ (Millions of Euros)
	TOTAL (2)	Spain	Rest of European Union	America	Other
Credit institutions	166,533	58,290	36,043	42,872	29,328
General governments	127,562	52,873	13,677	47,261	13,752
Central Administration	106,827	39,349	13,153	41,201	13,124
Other	20,736	13,524	524	6,060	628
Other financial institutions	49,608	9,884	16,254	15,090	8,380
Non-financial institutions and individual entrepreneurs	235,280	81,464	25,039	80,016	48,761
Construction and property development	8,590	2,636	659	2,149	3,146
Construction of civil works	9,361	5,942	1,078	1,037	1,304
Other purposes	217,329	72,886	23,302	76,830	44,311
Large companies	154,798	45,864	22,686	54,975	31,274
SMEs and individual entrepreneurs	62,531	27,023	616	21,855	13,038
Other households and NPISHs	150,496	88,548	2,591	48,756	10,602
Housing	95,238	70,901	1,483	21,455	1,398
Consumer	50,296	14,595	236	26,697	8,768
Other purposes	4,962	3,052	871	604	436
TOTAL	729,480	291,059	93,603	233,994	110,823
(1) Balances corresponding to 2022 have been restated according to IFRS 17 (see Notes 1.3 and 2.3).
(2) The definition of risk for the purpose of this statement includes the following items on the public balance sheet: “Loans and advances to credit institutions”, “Loans and advances”, “Debt securities”, “Equity instruments”, “Other equity securities”, “Derivatives and hedging derivatives”, “Investments in subsidiaries, joint ventures and associates” and “Guarantees given”. The amounts included in this table are net of loss allowances.

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
This Appendix is part of Note 7.2.7 of the consolidated financial statements for the year ended December 31, 2023.

APPENDIX IX. Additional information on risk concentration
a.Sovereign risk exposure
The table below provides a breakdown of exposure to financial assets (excluding derivatives and equity instruments), as of December 31, 2023, 2022 and 2021: by type of counterparty and the country of residence of such counterparty. The below figures do not take into account accumulated other comprehensive income, loss allowances or loan-loss provisions:

Risk exposure by countries (Millions of Euros)
	Sovereign risk
	2023	2022 ⁽¹⁾	2021
Spain	59,704	53,437	52,927
Italy	10,744	12,287	13,720
Turkey	9,284	9,934	5,868
Portugal	424	670	697
Germany	142	254	212
France	182	148	124
Netherlands	14	14	3
Romania	587	539	461
Rest of Europe	1,187	1,188	522
Subtotal Europe	82,268	78,470	74,534
Mexico	48,929	36,840	34,872
The United States	5,591	4,989	1,841
Colombia	3,540	2,657	2,676
Peru	1,526	1,108	805
Argentina	1,308	1,246	850
Venezuela	—	—	—
Rest of countries	1,782	3,726	5,871
Subtotal rest of countries	62,676	50,566	46,915
Total exposure to financial instruments	144,945	129,036	121,449
(1) Balances corresponding to 2022 have been restated according to IFRS 17 (see Notes 1.3 and 2.3).
The exposure to sovereign risk set out in the above table includes positions held in government debt securities in countries where the Group operates. They are used for ALCO’s management of the interest-rate risk on the balance sheets of the Group’s entities in these countries, as well as for hedging of pension and insurance commitments by insurance entities within the BBVA Group.

The table below provides a breakdown of the exposure of the Group’s credit institutions to sovereign risk as of December 31, 2023 by type of financial instrument and the country of residence of the counterparty, under EBA requirements:

Sovereign Risk by European Union Countries. December 2023 (Millions of Euros)
	Debt securities	Loans and advances	Derivatives						Total	%
			Direct exposure			Indirect exposure
			Notional value	Fair value +	Fair value -	Notional value	Fair value +	Fair value -
Spain	33,631	12,394	213	57	(14)	402	1,612	(1,316)	46,978	40%
Italy	7,513	—	—	—	—	(256)	1,269	(1,014)	7,512	6%
Portugal	(296)	36	792	16	—	—	—	—	548	—%
Germany	(1,045)	—	—	—	—	29	7	(1)	(1,010)	(1)%
France	(1,317)	24	16	—	(1)	240	239	(17)	(816)	(1)%
Netherlands	10	—	—	—	—	—	—	—	10	—%
Romania	587	—	—	—	—	—	—	—	587	1%
Rest of European Union	361	86	—	7	(5)	272	263	—	984	1%
Total Exposure to Sovereign Counterparties (European Union)	39,444	12,539	1,021	80	(20)	688	3,390	(2,350)	54,793	47%
Mexico	28,990	7,856	1,785	9	(57)	—	20	(20)	38,583	33%
The United States	5,404	—	13	16	(4)	—	—	—	5,430	5%
Turkey	8,702	496	—	—	—	—	10	(10)	9,197	8%
Rest of other countries	5,248	2,575	—	—	—	335	52	(54)	8,156	7%
Total other countries	48,344	10,927	1,797	25	(61)	335	81	(83)	61,366	53%
Total	87,788	23,466	2,819	106	(81)	1,023	3,472	(2,433)	116,159	100%
This table shows sovereign risk balances with EBA criteria. Therefore, sovereign risk of European Union countries of the Group’s insurance companies (€9,696 million as of December 31, 2023) is not included. Includes credit derivatives CDS (Credit Default Swaps) shown at fair value.
This Appendix forms part of Note 7.2.8 of the Consolidated Financial Statements for the year 2023.

b.Concentration of risk on activities in the real-estate market in Spain
Quantitative information on activities in the real-estate market in Spain
Lending for real estate development of the loans as of December 31, 2023, 2022 and 2021 is shown below:

Financing Allocated by credit institutions to Construction and Real Estate Development and lending for house purchase (Millions of Euros)
	Gross amount			Drawn over the guarantee value			Accumulated impairment
	2023	2022	2021	2023	2022	2021	2023	2022	2021
Financing to construction and real estate development (including land) (Business in Spain)	2,105	1,861	2,123	482	350	455	(115)	(157)	(197)
Of which: Impaired assets	183	239	336	53	82	132	(98)	(122)	(142)
Memorandum item:	—	—	—	—	—	—	—	—	—
Write-offs	2,097	2,086	2,155
Memorandum item:	—	—	—	—	—	—	—	—	—
Total loans and advances to customers, excluding the General Governments (Business in Spain) (book Value)	168,660	172,880	168,734
Total consolidated assets (total business) (book value)	775,558	712,092	662,885
Impairment and provisions for normal exposures	(4,752)	(4,622)	(4,610)
The following is a description of the real estate credit risk based on the types of associated guarantees:

Financing allocated by credit institutions to construction and real estate development and lending for house purchase (Millions of Euros)
	2023	2022	2021
Without secured loan	359	232	248
With secured loan	1,746	1,629	1,875
Terminated buildings	857	898	1,172
Homes	685	710	936
Other	172	188	235
Buildings under construction	749	556	517
Homes	731	536	509
Other	18	21	8
Land	139	175	186
Urbanized land	92	119	124
Rest of land	47	56	62
Total	2,105	1,861	2,123
As of December 31, 2023, 2022 and 2021, 40.7%, 48.3% and 55.2%, of loans to developers were guaranteed with buildings (79.9%, 79.1% and 79.9% are homes), and only 6.6%, 9.4%, and 8.8% by land, of which 66.2%, 68.0%, and 66.6% are in urban locations, respectively.
The table below provides the breakdown of the financial guarantees given as of December 31, 2023, 2022 and 2021:

Financial guarantees given (Millions of Euros)
	2023	2022	2021
Houses purchase loans	36	54	56
Without mortgage	3	3	3
The information on the retail mortgage portfolio risk (housing mortgage) as of December 31, 2023, 2022 and 2021 is as follows:

Financing allocated by credit institutions to construction and Real Estate development and lending for house purchase. (Millions of Euros)
	Gross amount			Of which: impaired loans
	2023	2022	2021	2023	2022	2021
Houses purchase loans	71,144	71,799	74,094	3,267	2,486	2,748
Without mortgage	1,415	1,539	1,631	10	8	13
With mortgage	69,729	70,260	72,463	3,257	2,477	2,735

The loan to value (LTV) ratio of the above portfolio is as follows:

LTV breakdown of mortgage to households for the purchase of a home (business in Spain) (Millions of Euros)
	Total risk over the amount of the last valuation available (Loan to value-LTV)
	Less than or equal to 40%	Over 40% but less than or equal to 60%	Over 60% but less than or equal to 80%	Over 80% but less than or equal to 100%	Over 100%	Total
Gross amount December 31, 2023	17,201	20,302	22,850	5,856	3,519	69,729
Of which: Impaired loans	307	464	642	617	1,227	3,257
Gross amount December 31, 2022	16,981	20,060	22,255	6,794	4,171	70,260
Of which: Impaired loans	248	341	438	450	999	2,477
Gross amount December 31, 2021	15,189	18,107	22,782	9,935	6,449	72,463
Of which: Impaired loans	216	327	462	483	1,246	2,735
Outstanding home mortgage loans as of December 31, 2023, 2022 and 2021 had an average LTV of 42%, 43% and 46% respectively.
The breakdown of foreclosed, acquired, purchased or exchanged assets from debt from loans relating to business in Spain, as well as the holdings and financing to non-consolidated entities holding such assets is as follows:

Information about Assets Received in Payment of Debts (Business in Spain) (Millions of euros)
	Gross Value ⁽¹⁾ ⁽²⁾			Provisions			Of which: Valuation adjustments on impaired assets, from the time of foreclosure			Carrying amount
	2023	2022	2021	2023	2022	2021	2023	2022	2021	2023	2022	2021
Real estate assets from loans to the construction and real estate development sectors in Spain	398	539	654	(307)	(389)	(407)	(183)	(229)	(214)	92	150	247
Terminated buildings	72	125	196	(44)	(72)	(94)	(24)	(38)	(44)	28	54	102
Homes	31	49	87	(16)	(25)	(39)	(7)	(11)	(17)	15	24	48
Other	41	76	109	(28)	(47)	(55)	(17)	(27)	(27)	13	30	54
Buildings under construction	8	21	23	(7)	(16)	(17)	(2)	(8)	(6)	1	5	6
Homes	7	20	22	(6)	(15)	(16)	(2)	(7)	(6)	1	5	6
Other	1	1	1	(1)	(1)	(1)	(1)	—	—	—	—	—
Land	318	393	435	(256)	(302)	(296)	(156)	(183)	(164)	62	91	139
Urbanized land	299	366	406	(242)	(285)	(281)	(145)	(170)	(153)	57	81	125
Rest of land	19	27	29	(14)	(17)	(15)	(11)	(12)	(11)	5	10	14
Real estate assets from mortgage financing for households for the purchase of a home	544	736	970	(299)	(410)	(520)	(99)	(134)	(154)	245	327	450
Rest of foreclosed real estate assets	364	449	494	(231)	(270)	(264)	(76)	(80)	(62)	133	179	230
Equity instruments, investments and financing to non-consolidated companies holding said assets ⁽³⁾	—	656	708	—	(397)	(449)	—	(358)	(410)	—	259	259
Total	1,306	2,381	2,826	(837)	(1,466)	(1,640)	(358)	(801)	(840)	469	915	1,186
(1) Represents original loan value at the time of foreclosure.
(2) The value of real estate assets foreclosed or received in payment of debts should be initially recognized at the lower of the carrying amount of the financial assets and the fair value at the time of foreclosure less estimated sales costs. The gross value of the assets acquired in payment of debts is € 827 million and € 1,716 million as of December 31, 2023 and December 31, 2022, respectively.
(3) In 2023 stake in Metrovacesa, S.A. is excluded. Given its corporate purpose and the transformation and turnover of its assets, the assets of Metrovacesa, S.A. are not considered to come from foreclosures.
As of December 31, 2023, 2022 and 2021, the gross book value of the Group’s real-estate assets from corporate financing of real-estate construction and development was €398, €539 and €654 million, respectively, with an average coverage ratio of 77.0%, 72.2% and 62.2%, respectively.
The gross book value of real-estate assets from mortgage lending to households for home purchase as of December 31, 2023, 2022 and 2021, amounted to €544, €736 and €970 million, respectively, with an average coverage ratio of 55.0%, 55.6% and 53.6%.
As of December 31, 2023, 2022 and 2021, the gross book value of the BBVA Group’s total real-estate assets (business in Spain), including other real-estate assets received as debt payment, was €1,306, €1,725 and €2,118 million, respectively. The coverage ratio was 64.1%, 62.0% and 56.2%, respectively.
This Appendix is part of Note 7 of the consolidated financial statements for the year ended December 31, 2023.

c.Concentration of risk by geographical areas
Below is a breakdown of the balances of financial instruments registered in the consolidated balance sheets by their concentration in geographical areas and according to the residence of the customer or counterparty. As of December 31, 2023, 2022 and 2021 it does not take into account loss allowances or loan-loss provisions:

Risks by geographical areas. December 2023 (Millions of Euros)
	Spain	Rest of Europe	Mexico	The United States	Turkey	South America	Rest of business	Total
Derivatives	3,688	17,106	2,017	7,487	51	2,956	987	34,293
Equity instruments (1)	1,424	2,999	6,418	2,399	76	206	246	13,768
Debt securities ⁽²⁾	49,620	19,547	43,825	9,103	8,932	7,071	2,502	140,600
Central banks	—	15	—	—	—	1,179	80	1,274
General governments	46,667	12,359	40,982	5,584	8,789	4,647	967	119,995
Credit institutions	2,154	3,017	1,914	123	16	323	459	8,005
Other financial corporations	442	2,065	334	1,223	2	680	222	4,967
Non-financial corporations	357	2,091	596	2,173	125	242	773	6,357
Loans and advances	176,482	92,253	98,561	12,957	41,619	52,131	13,488	487,491
Central banks	201	2,199	—	—	5,316	1,590	680	9,985
General governments	12,394	145	7,856	—	496	2,082	492	23,466
Credit institutions	7,141	53,077	5,759	636	1,428	2,391	3,691	74,122
Other financial corporations	2,961	15,190	2,529	1,690	1,264	1,891	724	26,250
Non-financial corporations	59,083	18,905	38,001	10,604	19,591	22,542	7,820	176,546
Households	94,703	2,737	44,415	27	13,525	21,634	81	177,121
Total risk in financial assets	231,214	131,905	150,821	31,948	50,678	62,364	17,223	676,153
Loan commitments given	34,931	42,914	24,811	17,773	20,883	9,600	1,956	152,868
Financial guarantees given	2,694	5,542	69	2,338	6,587	991	618	18,839
Other commitments given	17,187	8,191	2,812	3,135	5,057	2,991	3,205	42,577
Off-balance sheet exposures	54,812	56,646	27,691	23,245	32,527	13,581	5,780	214,283
Total risks in financial instruments	286,026	188,551	178,512	55,193	83,205	75,946	23,002	890,436
(1) Equity instruments are shown net of valuation adjustment.
(2) The debt securities of the "Financial assets at fair value through other comprehensive income" portfolio do not include gains/losses.

Risks by geographical areas. December 2022 ⁽¹⁾ (Millions of Euros)
	Spain	Rest of Europe	Mexico	The United States	Turkey	South America	Rest of business	Total
Derivatives	5,222	20,494	1,824	7,679	128	3,493	1,068	39,908
Equity instruments (2)	1,342	3,068	5,012	2,026	145	225	294	12,113
Debt securities ⁽³⁾	43,274	20,373	34,083	8,102	8,722	8,395	4,802	127,750
Central banks	—	16	—	—	—	3,843	89	3,948
General governments	41,324	13,869	31,713	5,229	8,700	3,460	3,041	107,336
Credit institutions	1,162	2,470	1,351	117	14	268	443	5,824
Other financial corporations	434	1,712	304	1,032	3	567	215	4,266
Non-financial corporations	354	2,306	715	1,724	5	257	1,015	6,375
Loans and advances	176,153	65,763	77,317	12,508	42,080	46,362	11,157	431,340
Central banks	713	1,060	—	—	3,898	370	10	6,051
General governments	11,500	269	6,301	—	585	1,771	495	20,922
Credit institutions	5,184	27,591	2,546	336	2,457	1,974	1,235	41,323
Other financial corporations	3,688	16,662	1,315	1,814	1,206	1,415	1,307	27,407
Non-financial corporations	60,459	17,290	32,294	10,325	21,678	21,559	8,008	171,613
Households	94,609	2,890	34,861	34	12,255	19,273	101	164,023
Total risk in financial assets	225,990	109,698	118,236	30,316	51,074	58,475	17,322	611,111
Loan commitments given	35,649	42,532	20,479	14,849	10,628	10,996	1,788	136,920
Financial guarantees given	3,020	4,372	7	1,397	6,169	1,011	536	16,511
Other commitments given	15,626	8,008	2,723	2,536	4,278	3,207	2,758	39,137
Off-balance sheet exposures	54,294	54,912	23,209	18,783	21,074	15,213	5,082	192,568
Total risks in financial instruments	280,285	164,610	141,445	49,098	72,149	73,689	22,403	803,678
(1) Balances corresponding to 2022 have been restated according to IFRS 17 (see Notes 1.3 and 2.3).
(2) Equity instruments are shown net of valuation adjustment.
(3) The debt securities of the "Financial assets at fair value through other comprehensive income" portfolio do not include gains/losses.

Risks by geographical areas. December 2021 (Millions of Euros)
	Spain	Rest of Europe	Mexico	The United States	Turkey	South America	Rest of business	Total
Derivatives	4,145	15,783	1,511	4,706	945	3,248	594	30,933
Equity instruments (1)	3,682	12,510	3,885	1,273	80	206	951	22,587
Debt securities	43,336	22,288	32,042	4,418	5,677	6,237	6,993	120,990
Central banks	—	15	—	—	—	2,527	106	2,648
General governments	40,653	15,608	29,771	1,839	5,669	2,813	5,156	101,508
Credit institutions	1,401	2,341	1,213	142	8	275	480	5,860
Other financial corporations	619	1,878	270	903	1	402	132	4,203
Non-financial corporations	662	2,447	788	1,535	—	220	1,118	6,770
Loans and advances	177,851	64,238	60,208	9,319	36,743	42,182	9,984	400,525
Central banks	865	2,832	—	—	3,991	1,442	24	9,154
General governments	12,542	256	5,102	—	236	1,733	490	20,359
Credit institutions	7,360	29,901	1,452	361	2,695	1,221	2,247	45,238
Other financial corporations	4,583	14,183	985	1,521	954	1,165	851	24,242
Non-financial corporations	56,643	13,993	24,930	7,403	19,500	19,024	6,250	147,743
Households	95,857	3,072	27,740	35	9,368	17,596	122	153,789
Total risk in financial assets	229,013	114,819	97,647	19,718	43,445	51,873	18,521	575,035
Loan commitments given	35,604	37,313	17,662	13,239	6,359	7,926	1,516	119,618
Financial guarantees given	2,426	3,363	16	451	4,163	993	308	11,720
Other commitments given	14,516	6,995	2,127	2,070	3,529	2,402	2,965	34,604
Off-balance sheet exposures	52,546	47,671	19,805	15,760	14,050	11,321	4,789	165,941
Total risks in financial instruments	281,559	162,489	117,451	35,477	57,496	63,194	23,309	740,976
(1) Equity instruments are shown net of valuation adjustment.
The breakdown of the main figures in the most significant foreign currencies in the consolidated balance sheets is set forth in Appendix VII.

The breakdown of loans and advances in the heading of “Loans and advances”, impaired by geographical area as December 31, 2023, 2022 and 2021.

Impaired financial assets by geographical areas (Millions of Euros)
	2023	2022	2021
Spain	8,068	7,468	8,143
Rest of Europe	99	93	104
Mexico	2,472	1,939	1,921
South America	2,176	1,721	1,744
Turkey	1,631	2,272	2,746
Rest of business	—	—	—
IMPAIRED RISKS	14,446	13,493	14,657
This Appendix is part of Note 7.2.8 of the consolidated financial statements for the year ended December 31, 2023.

APPENDIX X. Condensed consolidated balance sheets at the IFRS 17 transition date and effective date and condensed consolidated income statement for the year ended December 31, 2022
Condensed consolidated balance sheet at the IFRS 17 transition date

ASSETS (Millions of Euros)
	December 31, 2021 disclosed	IFRS 17 Impact	Opening balance as of January 1, 2022
Cash, cash balances at central banks and other demand deposits	67,799	—	67,799
Financial assets held for trading	123,493	—	123,493
Non-trading financial assets mandatorily at fair value through profit or loss	6,086	—	6,086
Financial assets designated at fair value through profit or loss	1,092	—	1,092
Financial assets at fair value through other comprehensive income	60,421	5,812	66,233
Financial assets at amortized cost	372,676	(6,054)	366,622
Derivatives - hedge accounting	1,805	—	1,805
Fair value changes of the hedged items in portfolio hedges of interest rate risk	5	—	5
Joint ventures and associates	900	—	900
Insurance and reinsurance assets	269	(45)	224
Tangible assets	7,298	—	7,298
Intangible assets	2,197	—	2,197
Tax assets	15,850	251	16,101
Other assets	1,934	(24)	1,910
Non-current assets and disposal groups classified as held for sale	1,061	—	1,061
TOTAL ASSETS	662,885	(60)	662,825

LIABILITIES AND EQUITY (Millions of Euros)
	December 31, 2021 disclosed	IFRS 17 Impact	Opening balance as of January 1, 2022
Financial liabilities held for trading	91,135	—	91,135
Financial liabilities designated at fair value through profit or loss	9,683	—	9,683
Financial liabilities at amortized cost	487,893	592	488,485
Derivatives - hedge accounting	2,626	—	2,626
Liabilities under insurance and reinsurance contracts	10,865	(893)	9,972
Provisions	5,889	—	5,889
Tax liabilities	2,413	228	2,641
Other liabilities	3,621	25	3,646
Liabilities included in disposal groups classified as held for sale	—	—	—
TOTAL LIABILITIES	614,125	(48)	614,077

SHAREHOLDERS’ FUNDS	60,383	178	60,562
Capital	3,267	—	3,267
Share premium	23,599	—	23,599
Other equity	60	—	60
Retained earnings	31,841	178	32,019
Other reserves	(1,857)	—	(1,857)
Less: Treasury shares	(647)	—	(647)
Profit or loss attributable to owners of the parent	4,653	—	4,653
Less: Interim dividends	(532)	—	(532)
ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)	(16,476)	(186)	(16,662)
MINORITY INTERESTS (NON-CONTROLLING INTERESTS)	4,853	(5)	4,848
TOTAL EQUITY	48,760	(12)	48,748
TOTAL EQUITY AND TOTAL LIABILITIES	662,885	(60)	662,825

Condensed consolidated income statements for the year ended December 31, 2022

INCOME STATEMENTS (Millions of Euros)
	December 31, 2022 disclosed	IFRS 17 Impact	December 31, 2022 restated
NET INTEREST INCOME	19,153	(30)	19,124
Dividend income	123	—	123
Share of profit or loss of entities accounted for using the equity method	21	—	21
Fee and commission income	8,261	—	8,260
Fee and commission expense	(2,907)	19	(2,888)
Net trading income and exchange difference, net	1,938	—	1,938
Other operating income and expense	(2,910)	—	(2,910)
Income from insurance and reinsurance contracts	3,103	(481)	2,622
Expense from insurance and reinsurance contracts	(1,892)	345	(1,547)
GROSS INCOME	24,890	(147)	24,743
Administration costs	(9,432)	59	(9,373)
Depreciation and amortization	(1,328)	—	(1,328)
Provisions or reversal of provisions	(291)	—	(291)
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(3,379)	—	(3,379)
NET OPERATING INCOME	10,460	(88)	10,372
Impairment or reversal of impairment of investments in joint ventures and associates	42	—	42
Impairment or reversal of impairment on non-financial assets	(27)	—	(27)
Gains (losses) on derecognition of non-financial assets and subsidiaries, net	(11)	—	(11)
Gains (losses) from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations	(108)	—	(108)
PROFIT (LOSS) BEFORE TAX FROM CONTINUING OPERATIONS	10,356	(88)	10,268
Tax expense or income related to profit or loss from continuing operations	(3,529)	24	(3,505)
PROFIT (LOSS) AFTER TAX FROM CONTINUING OPERATIONS	6,827	(64)	6,763
Profit (loss) after tax from discontinued operations	—	—	—
PROFIT (LOSS)	6,827	(64)	6,763
ATTRIBUTABLE TO MINORITY INTERESTS (NON-CONTROLLING INTERESTS)	407	(2)	405
ATTRIBUTABLE TO OWNERS OF THE PARENT	6,420	(62)	6,358
Condensed consolidated balance sheet at the IFRS 17 effective date

ASSETS (Millions of Euros)
	December 31, 2022 disclosed	IFRS 17 Impact	December 31, 2022 restated
Cash, cash balances at central banks and other demand deposits	79,756	—	79,756
Financial assets held for trading	110,671	—	110,671
Non-trading financial assets mandatorily at fair value through profit or loss	6,888	—	6,888
Financial assets designated at fair value through profit or loss	913	—	913
Financial assets at fair value through other comprehensive income	58,980	6,395	65,374
Financial assets at amortized cost	422,061	(7,639)	414,421
Derivatives - hedge accounting	1,891	—	1,891
Fair value changes of the hedged items in portfolio hedges of interest rate risk	(148)	—	(148)
Joint ventures and associates	916	—	916
Insurance and reinsurance assets	210	(27)	183
Tangible assets	8,737	—	8,737
Intangible assets	2,156	—	2,156
Tax assets	16,472	253	16,725
Other assets	2,614	(29)	2,586
Non-current assets and disposal groups classified as held for sale	1,022	—	1,022
TOTAL ASSETS	713,140	(1,048)	712,092

LIABILITIES AND EQUITY (Millions of Euros)
	December 31, 2022 disclosed	IFRS 17 Impact	December 31, 2022 restated
Financial liabilities held for trading	95,611	—	95,611
Financial liabilities designated at fair value through profit or loss	10,580	—	10,580
Financial liabilities at amortized cost	528,629	543	529,172
Derivatives - hedge accounting	3,303	—	3,303
Liabilities under insurance and reinsurance contracts	11,848	(1,717)	10,131
Provisions	4,933	—	4,933
Tax liabilities	2,742	194	2,935
Other liabilities	4,880	29	4,909
Liabilities included in disposal groups classified as held for sale	—	—	—
TOTAL LIABILITIES	662,526	(950)	661,575

SHAREHOLDERS’ FUNDS	64,422	113	64,535
Capital	2,955	—	2,955
Share premium	20,856	—	20,856
Other equity	63	—	63
Retained earnings	32,536	175	32,711
Other reserves	2,345	—	2,345
Less: Treasury shares	(29)	—	(29)
Profit or loss attributable to owners of the parent	6,420	(62)	6,358
Less: Interim dividends	(722)	—	(722)
ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)	(17,432)	(210)	(17,642)
MINORITY INTERESTS (NON-CONTROLLING INTERESTS)	3,624	(1)	3,623
TOTAL EQUITY	50,615	(98)	50,517
TOTAL EQUITY AND TOTAL LIABILITIES	713,140	(1,048)	712,092
Effect on redesignations of assets as of January 1, 2022

Effect on redesignations of assets (Millions of Euros)
	December 31, 2021	Of which portfolio redesignations	Of which gains / losses	Opening balance as of January 1, 2022
Financial assets at amortized cost	372,676	(5,549)	—	366,622
Of which debt securities	34,781	(5,549)	—	29,231
Financial assets at fair value through other comprehensive income	60,421	5,549	152	66,233
Of which debt securities	59,074	5,549	152	64,774
Deferred tax assets/liabilities			(46)
Accumulated other comprehensive income (loss)			106

Glossary

Additional Tier 1 Capital	Includes: Preferred stock and convertible perpetual securities and deductions.
Amortized cost	The amortized cost of a financial asset or financial liability is the amount at which the financial asset or financial liability is measured at initial recognition minus the principal repayments, plus or minus, the cumulative amortization using the effective interest rate method of any difference between the initial amount and the maturity amount and, for financial assets, adjusted for any loss allowance.
Associates	Companies in which the Group has a significant influence, without having control. Significant influence is deemed to exist when the Group owns 20% or more of the voting rights of an investee directly or indirectly.
Baseline macroeconomic scenarios	IFRS 9 requires that an entity must evaluate a range of possible outcomes when estimating provisions and measuring expected credit losses, through macroeconomic scenarios. The baseline macroeconomic scenario presents the situation of the particular economic cycle.
Basic earnings per share	Calculated by dividing “Profit attributable to Parent Company” corresponding to ordinary shareholders of the entity by the weighted average number of shares outstanding throughout the year (i.e., excluding the average number of treasury shares held over the year).
Basis risk	Risk arising from hedging exposure to one interest rate with exposure to a rate that reprices under slightly different conditions.
Building Block Approach (BBA)	This is one of the three measurement models for the valuation of insurance and reinsurance contracts. This model is used by default and it applies to contracts with coverage periods of more than one year and not classified as contracts with direct participation, being mandatory except when the conditions to apply the other two methods are met: Variable Fee Approach or Premium Allocation Approach.
Business combination	A business combination is a transaction, or any other event, through which a single entity obtains the control of one or more businesses.
Business Model	The assessment as to how an asset shall be classified is made on the basis of both the business model for managing the financial asset and the contractual cash flow characteristic of the financial asset (SPPI Criterion). Financial assets are classified on the basis of its business model for managing the financial assets. The Group’s business models shall be determined at a level that reflects how groups of financial assets are managed together to achieve a particular business objective and generate cash flows.
Cash flow hedges	Those that hedge the exposure to variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecast transaction and could affect profit or loss.
Commissions	Income and expenses relating to commissions and similar fees are recognized in the income statement using criteria that vary according to their nature. The most significant income and expense items in this connection are:
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

Correlation risk	Correlation risk is related to derivatives whose final value depends on the performance of more than one underlying asset (primarily, stock baskets) and indicates the existing variability in the correlations between each pair of assets.
Credit Valuation Adjustment (CVA)	An adjustment to the valuation of OTC derivative contracts to reflect the creditworthiness of OTC derivative counterparties.
Current service cost	Current service cost is the increase in the present value of a defined benefit obligation resulting from employee service in the current period.
Current tax assets	Taxes recoverable over the next twelve months.
Current tax liabilities	Corporate income tax payable on taxable profit for the year and other taxes payable in the next twelve months.

Debit Valuation Adjustment (DVA)	An adjustment made by an entity to the valuation of OTC derivative liabilities to reflect within fair value the entity’s own credit risk.
Debt certificates	Obligations and other interest-bearing securities that create or evidence a debt on the part of their issuer, including debt securities issued for trading among an open group of investors, that accrue interest, implied or explicit, whose rate, fixed or benchmarked to other rates, is established contractually, and take the form of securities or book-entries, irrespective of the issuer.
Default	An asset will be considered as defaulted whenever it is more than 90 days past due.
Deferred tax assets	Taxes recoverable in future years, including loss carry forwards or tax credits for deductions and tax rebates pending application.
Deferred tax liabilities	Income taxes payable in subsequent years.
Defined benefit plans	Post-employment obligation under which the entity, directly or indirectly via the plan, retains the contractual or implicit obligation to pay remuneration directly to employees when required or to pay additional amounts if the insurer, or other entity required to pay, does not cover all the benefits relating to the services rendered by the employees when insurance policies do not cover all of the corresponding post-employees benefits.
Defined contribution plans	Defined contribution plans are retirement benefit plans under which amounts to be paid as retirement benefits are determined by contributions to a fund together with investment earnings thereon. The employer's obligations in respect of its employees current and prior years' employment service are discharged by contributions to the fund.
Deposits from central banks	Deposits of all classes, including loans and money market operations, received from the Bank of Spain and other central banks.
Deposits from credit institutions	Deposits of all classes, including loans and money market operations received, from credit entities.
Deposits from customers	Redeemable cash balances received by the entity, with the exception of debt certificates, money market operations through counterparties and subordinated liabilities, which are not received from either central banks or credit entities. This category also includes cash deposits and consignments received that can be readily withdrawn.
Derivatives	The fair value in favor (assets) or again (liabilities) of the entity of derivatives not designated as accounting hedges.
Derivatives - Hedging derivatives	Derivatives designated as hedging instruments in an accounting hedge. The fair value or future cash flows of those derivatives is expected to offset the differences in the fair value or cash flows of the items hedged.
Diluted earnings per share	Calculated by using a method similar to that used to calculate basic earnings per share; the weighted average number of shares outstanding, and the profit attributable to the parent company corresponding to ordinary shareholders of the entity, if appropriate, is adjusted to take into account the potential dilutive effect of certain financial instruments that could generate the issue of new Bank shares (share option commitments with employees, warrants on parent company shares, convertible debt instruments, etc.).
Dividends and retributions	Dividend income collected announced during the year, corresponding to profits generated by investees after the acquisition of the stake.
Domestic activity	Domestic balances are those of BBVA´s Group entities domiciled in Spain, which reflect BBVA´s domestic activities, being the allocation of assets and liabilities based on the domicile of the Group entity at which the relevant asset or liability is accounted for.
Early retirements	Employees that no longer render their services to the entity but which, without being legally retired, remain entitled to make economic claims on the entity until they formally retire.
Economic capital	Methods or practices that allow banks to consistently assess risk and attribute capital to cover the economic effects of risk-taking activities.
Effective interest rate (EIR)	Discount rate that exactly equals the value of a financial instrument with the cash flows estimated over the expected life of the instrument based on its contractual period as well as its anticipated amortization, but without taking the future losses of credit risk into consideration.
Employee expenses	All compensation accrued during the year in respect of personnel on the payroll, under permanent or temporary contracts, irrespective of their jobs or functions, irrespective of the concept, including the current costs of servicing pension plans, own share based compensation schemes and capitalized personnel expenses. Amounts reimbursed by the state Social Security or other welfare entities in respect of employee illness are deducted from personnel expenses.
Equity	The residual interest in an entity's assets after deducting its liabilities. It includes owner or venturer contributions to the entity, at incorporation and subsequently, unless they meet the definition of liabilities, and accumulated net profits or losses, fair value adjustments affecting equity and, if warranted, non-controlling interests.
Equity instruments	An equity instrument that evidences a residual interest in the assets of an entity, that is after deducting all of its liabilities.
Equity instruments issued other than capital	Includes equity instruments that are financial instruments other than “Capital” and “Equity component of compound financial instruments”.
Equity Method	Is a method of accounting whereby the investment is initially recognized at cost and adjusted thereafter for the post-acquisition change in the investor’s share of the investee’s net assets. The investor’s profit or loss includes its share of the investee’s profit or loss and the investor’s other comprehensive income includes its share of the investee’s other comprehensive income.
Exchange/translation differences	Exchange differences: Includes the earnings obtained in currency trading and the differences arising on translating monetary items denominated in foreign currency to the functional currency. Exchange differences (valuation adjustments): those recorded due to the translation of the financial statements in foreign currency to the functional currency of the Group and others recorded against equity.

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
IFRS (International Financial Reporting Standards)
For the purposes of these Financial Statements, "International Financial Reporting Standards" include International Accounting Standards (IAS), International Financial Reporting Standards (IFRS) and related interpretations (SIC interpretations/IFRIC interpretations), as may be developed or adopted by the International Accounting Standards Board (IASB, International Accounting Standard Board).

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
Significant increase in credit risk
In order to determine whether there has been a significant increase in credit risk for lifetime expected losses recognition, the Group has developed a two-prong approach:
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

Statements of cash flows	The indirect method has been used for the preparation of the statement of cash flows. This method starts from the entity’s profit and adjusts its amount for the effects of transactions of a non-cash nature, any deferrals or accruals of past or future operating cash receipts or payments, and items of income or expense associated with cash flows classified as investment or finance. As well as cash, short-term, highly liquid investments subject to a low risk of changes in value, such as cash and deposits in central banks, are classified as cash and cash equivalents. When preparing these financial statements the following definitions have been used:
· Cash flows: Inflows and outflows of cash and cash equivalents.
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

Tangible book value	Tangible Book Value represents the tangible equity's value for the shareholders as it does not include the intangible assets and the minority interests (non-controlling interests). It is calculated by discounting intangible assets, that is, goodwill and the rest of consolidated intangibles recorded under the public balance sheet (goodwill and intangible assets of companies accounted for by the equity method or companies classified as non-current assets for sale are not subtracted). It is also shown as ex-dividends.
Tax liabilities	All tax related liabilities except for provisions for taxes.
Territorial bonds	Financial assets or fixed asset security issued with the guarantee of portfolio loans of the public sector of the issuing entity.
Tier 1 Capital	Mainly includes: Common stock, parent company reserves, reserves in companies, non-controlling interests, deductions and others and attributed net income.
Tier 2 Capital	Mainly includes: Subordinated, preferred shares and non- controlling interests.
Unit-link	This is life insurance in which the policyholder assumes the risk. In these policies, the funds for the technical insurance provisions are invested in the name of and on behalf of the policyholder in shares of Collective Investment Institutions and other financial assets chosen by the policyholder, who bears the investment risk.

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