Form 20-F
period 2024-12-31
BANCO BILBAO VIZCAYA ARGENTARIA, S.A.
filed 2025-02-21
CIK 842180

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024
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
BBVA28
New York Stock Exchange

5.381% Fixed Rate Senior Preferred Notes due 2029
BBVA29
New York Stock Exchange

Tier 2 Subordinated Callable Fixed-to-Fixed Rate Notes due 2034
BBVA34
New York Stock Exchange

Senior Non-Preferred Callable Fixed-to-Fixed Rate Notes due 2035
BBVA35
New York Stock Exchange

Series 12 Non-Step-Up Non-Cumulative Contingent Convertible Perpetual Preferred Tier 1 Securities
BBVAP1
New York Stock Exchange

Series 14 Non-Step-Up Non-Cumulative Contingent Convertible Perpetual Preferred Tier 1 Securities
BBVAP2
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
The number of outstanding shares of each class of stock of the Registrant as of December 31, 2024, was:
Ordinary shares, par value €0.49 per share—5,763,285,465

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
•“Consolidated Financial Statements” means our audited consolidated financial statements as of and for the years ended December 31, 2024, 2023 and 2022, presented in compliance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS-IASB”), as well as in accordance with the International Financial Reporting Standards endorsed by the European Union (“EU-IFRS”) applicable as of December 31, 2024, considering Bank of Spain Circular 4/2017, as well as its successive amendments, and any other legislation governing financial reporting which was, as of the date of preparation of such consolidated financial statements, applicable, and with the format and mark-up requirements established in the EU Delegated Regulation 2019/815 of the European Commission.
•“Garanti BBVA” means Türkiye Garanti Bankası A.Ş., and its consolidated subsidiaries, unless otherwise indicated or the context otherwise requires.
•“Latin America” refers to Mexico and the other countries in which we operate in South America and Central America.
In this report, “$”, “US$”,“USD”, “U.S. dollars”, and “dollars” refer to United States Dollars and “€” and “euro” refer to Euro.

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
Other important factors that could cause actual results to differ materially from those expressed or implied by forward-looking statements include, among others:
•the deterioration of economic conditions or the alteration of the institutional environment of the countries in which we operate, especially Spain, Mexico and Turkey, including any adverse developments, or the perception that such developments may occur, regarding credit quality, public debt sustainability, economic or fiscal policy and sovereign ratings, particularly Spain’s, Mexico’s and Turkey’s, among other factors;
•the intensity of geopolitical and economic risks in recent years as a result of, among other factors, the tensions triggered by armed conflict and political instability in the Middle East, the war between Ukraine and Russia, long-standing U.S.-China trade tensions, the escalation of trade tariffs, Brexit and the rise of populism in several regions of the world. Furthermore, there is the risk of a sharp global growth slowdown;
•changes or volatility in interest rates, foreign exchange rates, asset prices, equity markets, commodity prices (including energy prices), inflation or deflation and, in particular, as of the date of this Annual Report, the depreciation of the currencies of the non-euro geographical areas in which we operate, high inflation, stagflation due to more intense or prolonged supply crises, high interest rates in most of the geographical areas where we operate (which may impact default rates) and low real interest rates in Turkey (which may affect our margins);
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
•adverse developments in emerging economies, in particular Latin America and Turkey, including unfavorable political and economic developments, social instability and changes in governmental policies, including expropriation, nationalization, exchange controls or other limitations on the distribution or repatriation of dividends, international ownership legislation, tax policies, interest rate caps, fee caps and other policies affecting the banking sector, including the “liraization” strategy in Turkey (which seeks to increase the weight of Turkish lira-denominated assets and liabilities of the banking system). Further, emerging economies generally face higher anti-money laundering and environmental, social and governance (“ESG”) risk levels;
•in Spain, political, regulatory and economic uncertainties have increased since the 2023 general elections and there is a risk that policies could be adopted that have an adverse impact on the economy or our business;

•downgrades in our credit ratings or in sovereign credit ratings, particularly Spain’s, Mexico’s and Turkey’s credit ratings;
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
•BBVA’s ability to complete the Exchange Offer (as defined herein) and, if applicable, integrate the Target Company (as defined herein) successfully, and any unanticipated costs, losses or other impacts in connection therewith. See “Item 4. Information on the Company—Other Relevant Information— Offer to exchange 100% of the shares of Banco de Sabadell, S.A. for shares of Banco Bilbao Vizcaya Argentaria, S.A.”;
•the effects of competition in the markets in which we operate and the rise of neobanks (a new generation of financial institutions that operate exclusively online), which may be influenced by regulation or deregulation affecting us or our competitors, and our ability to manage information technology obsolescence, implement technological advances on a timely basis or at all and effectively capture the benefits of emerging technologies, including cloud computing, artificial intelligence, big data analysis, crypto currencies and alternative payment systems;
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
•the effectiveness of our debt recovery policy, including our ability to recover aged non-performing loans;
•our ability to hedge certain risks economically, including exchange rate risk;
•our ability to address physical, regulatory, reputational, transition and business risks associated with climate change and emerging and developing ESG standards, including our ability to meet any ESG expectations, targets or obligations and the cost thereof;
•our ability to make payments on certain substantial unfunded amounts relating to commitments with personnel;
•the performance of our international operations and our ability to manage such operations;
•weaknesses or failures in the Group’s internal or outsourced processes, systems (including information technology systems) and security;
•weaknesses or failures of our anti-money laundering or anti-terrorism programs, or of our internal policies, procedures, systems and other mitigating measures designed to ensure compliance with applicable anti-corruption laws and sanctions regulations;
•security breaches, including cyber-attacks and identity theft;
•the outcome of legal and regulatory actions and proceedings, both those to which the Group is currently exposed and any others which may arise in the future, including actions and proceedings related to former subsidiaries of the Group or in respect of which the Group may have indemnification obligations, as well as legal and regulatory actions and proceedings against other financial institutions, especially if such actions or proceedings result in rulings that affect the industry generally or lead to changes in the Group’s practices;
•actions that are incompatible with our ethics and compliance standards, and our failure to timely detect or remedy any such actions;

•our success in managing the risks involved in the foregoing, which depends, among other things, on the adequacy of our internal risk models and our ability to anticipate events that are not captured or fully accounted for in the models we use or to otherwise adjust our risk parameters, risk appetite framework and estimations to account for the foregoing and any changes in market conditions; and
•force majeure and other events beyond our control.
Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements to reflect events or circumstances after the date hereof, including, without limitation, changes in our business, strategy, targets or expectations, including as a result of the occurrence of unanticipated events.

SUMMARY OF RISK FACTORS
Our business is subject to numerous risks and uncertainties, including those described in “Item 3. Key Information—Risk Factors” of this Annual Report. You should carefully consider these risks and uncertainties when investing in our securities. These risks include, but are not limited to, the following:
Macroeconomic and Geopolitical Risks
•A deterioration in economic or political conditions in the countries where the Group operates could have a material adverse effect on the Group’s business, financial condition and results of operations.
•Political, economic and social conditions in any of Spain, Mexico and Turkey may have a material adverse effect on our business, financial condition and results of operations.
Business Risks
•The Group’s business is subject to inherent risks concerning counterparties’ credit quality and the value of collateral.
•The Group’s business is particularly vulnerable to interest rates.
•The Group faces increasing competition and is exposed to a changing business model.
•The Group faces risks derived from its international geographic diversification and its significant presence in emerging countries, which exposes it to heightened political risks.
•Environmental, social and governance (ESG) risks may adversely impact the Group.
•The outbreak and spread of a pandemic and other large-scale public health events could have a material adverse effect on the Group’s business, financial condition and results of operations.
•The Group faces risks related to its acquisitions and divestitures activity, including the Exchange Offer.
•The structure, capital, leverage, liquidity, MREL and resolution profile of the Group if the Exchange Offer is completed remains uncertain.
Financial Risks
•The Group has a continuous demand for liquidity to finance its activities and the withdrawal of deposits or other sources of liquidity could significantly affect it.
•The Group depends on its credit ratings and sovereign credit ratings, especially Spain’s and Mexico’s credit ratings.
•The trading market for securities issued by BBVA depends in part on the research reports of third-party securities analysts.
•The Group’s earnings and financial condition have been, and its future earnings and financial condition may continue to be, materially affected by asset impairment.
•The Group has a substantial amount of commitments with personnel considered wholly unfunded due to the absence of qualifying plan assets.
Legal Risks

•The Group is party to a number of legal and regulatory actions and proceedings.
•The Spanish judicial authorities are carrying out a criminal investigation relating to possible bribery and revelation of secrets by BBVA.
Regulatory, Tax, Compliance and Reporting Risks
•The Group is subject to a comprehensive regulatory and supervisory framework, including resolution regulations, which could have a material adverse effect on its business, financial condition and results of operations.
•Increasingly onerous capital and liquidity requirements may have a material adverse effect on the Group’s business, financial condition and results of operations.
•The Group is exposed to tax risks that may adversely affect it.
•The Group is exposed to compliance risks.
•BBVA’s financial statements are based in part on assumptions and estimates which, if inaccurate, could cause material misstatement of the results of its operations and financial condition.
Operational Risks
•Attacks, failures or deficiencies in the Group’s procedures, systems and security or those of third parties to which the Group is exposed could have a material adverse effect on the Group’s business, financial condition and results of operations, and could harm its reputation.

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
There are no differences between EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2017 and IFRS-IASB as of and for the years ended December 31, 2024, 2023 and 2022. The Consolidated Financial Statements included in this Annual Report are presented in compliance with IFRS-IASB and in accordance with EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2017.
For a description of our critical accounting policies, see “Item 5. Operating and Financial Review and Prospects—Critical Accounting Policies” and Note 2.2 to the Consolidated Financial Statements.
The financial information as of and for the years ended December 31, 2023 and 2022 included herein and in the Consolidated Financial Statements may differ from previously reported financial information as of such dates and for such periods in our respective annual reports on Form 20-F for certain prior years, as a result of certain of the modifications referred to in the sections “—Changes in Accounting Policies” and “—Changes in Intra-Group Adjustments” below.
Changes in Accounting Policies
IFRS 17 – Insurance contracts
IFRS 17 superseded IFRS 4 for the recognition, measurement, presentation and disclosure of insurance contracts. The initial application date of IFRS 17 was January 1, 2023, and it has been applied to the years ended December 31, 2024 and 2023, with a transition date of January 1, 2022. In order to make the information as of and for the year ended December 31, 2022 comparable with the information as of and for the years ended December 31, 2024 and 2023, the balance sheet as of December 31, 2022 and the income statement for the year ended December 31, 2022 were restated. The impact of these retrospective adjustments was not significant for the consolidated financial statements of the BBVA Group.
IFRS 17 introduced substantial changes in the accounting of insurance contracts with the aim of achieving greater homogeneity and increasing comparability among entities. With the implementation of IFRS 17, the valuation of insurance contracts is based on a model that uses updated assumptions for each reporting period.
The impact on equity of the first-time application of IFRS 17 as of January 1, 2023 on the BBVA Group included the impact in transition and financial information from January 1, 2022 to December 31, 2022 as restated under IFRS 17. A non-significant effect was observed when comparing the results expressed under IFRS 4 with those restated under IFRS 17 in 2022, except in specific cases, the impact of which was recorded in “Retained earnings”.
The impact of the transition from IFRS 4 to IFRS 17 on accumulated other comprehensive income (loss) and retained earnings related mainly to long-term contracts. The impact on equity recognized at the date of entry into force of IFRS 17 (January 1, 2023) was not significant for the consolidated financial statements of the BBVA Group.
For additional information on the application of IFRS 17, see Note 2.2.8 to the Consolidated Financial Statements.
Hyperinflationary Economies
The Turkish, Argentine and Venezuelan economies have been considered hyperinflationary, as defined by IAS 29 “Financial Reporting in Hyperinflationary Economies”, since 2022, 2018 and 2008, respectively. All the components of the financial statements (including income statement items) of entities located in such countries1 (in each case, for any period in which the relevant economy was considered to be hyperinflationary) have been converted at the relevant period-end exchange rate for inclusion in our consolidated financial statements, and the resulting conversion differences have been recorded within “Accumulated other comprehensive income (loss)” in accordance with IAS 21 “Effects of Changes in Foreign Exchange Rates”.
For information on the application of IAS 29 “Financial Reporting in Hyperinflationary Economies” and IAS 21 “Effects of Changes in Foreign Exchange Rates” to hyperinflationary economies, see Note 2.2.18 to the Consolidated Financial Statements.
1 With respect to Turkey, IAS 29 does not apply to the operations outside Turkey of the Türkiye Garanti Bankası A.Ş. group of companies, and in particular to the financial statements of Garanti Bank S.A. in Romania and GarantiBank BBVA International N.V. in the Netherlands.

2024 Share Buyback Program
On March 1, 2024, after receiving the required authorization from the ECB, BBVA announced that it would implement a buyback program for the repurchase of own shares in accordance with the provisions of Regulation (EU) No. 596/2014 of the European Parliament and of the Council of April 16, 2014 on market abuse and Commission Delegated Regulation (EU) 2016/1052 of March 8, 2016 supplementing Regulation (EU) No 596/2014 of the European Parliament and of the Council with regard to regulatory technical standards for the conditions applicable to buyback programs and stabilization measures, aimed at reducing BBVA’s share capital by a maximum monetary amount of €781 million.
On April 9, 2024, BBVA announced the completion of the execution of the share buyback program upon reaching the maximum monetary amount, having acquired 74,654,915 own shares between March 4 and April 9, 2024, representing, approximately, 1.28% of BBVA’s share capital as of April 9, 2024. The execution of the share buyback program was carried out externally by Citigroup Global Markets Europe AG.
On May 24, 2024, BBVA announced the partial execution of the share capital reduction resolution adopted by the Annual General Shareholders’ Meeting of BBVA held on March 15, 2024, by reducing BBVA’s share capital in a nominal amount of €36,580,908.35 and the consequent redemption of 74,654,915 shares of €0.49 par value each acquired by BBVA in execution of the share buyback program scheme and which were held as treasury shares (see Notes 26, 27, 28 and 29 to the Consolidated Financial Statements).
Changes in Intra-Group Adjustments
Following the publication of our consolidated financial statements as of and for the years ended December 31, 2023, 2022 and 2021 included in our annual report on Form 20-F for the year ended December 31, 2023, certain immaterial balance sheet intra-group adjustments between the Corporate Center and the operating segments were reallocated to the corresponding operating segments. In addition, certain expenses related to global projects and activities were reallocated between the Corporate Center and the corresponding operating segments. In order to make the segment information as of and for the years ended December 31, 2023 and 2022 comparable with the segment information as of and for the year ended December 31, 2024, segment information as of and for the years ended December 31, 2023 and 2022 has been revised in conformity with these intra-group adjustments. These intra-group adjustments had no impact at the consolidated level.
In addition, with the entry into force of IFRS 17, the balance sheet as of December 31, 2022 and the income statement for the year ended December 31, 2022 of the operating segments of the BBVA Group were restated (see “—Changes in Accounting Policies—IFRS 17 – Insurance contracts” herein).
See Note 6 to the Consolidated Financial Statements for information on our operating segments.
Voluntary Takeover Bid for the Entire Share Capital of Türkiye Garanti Bankası A.Ş.
On November 15, 2021, BBVA announced a voluntary takeover bid (“VTB”) addressed to the holders of the 2,106,300,000 shares2 of Garanti BBVA not controlled by BBVA, which represented 50.15% of Garanti BBVA’s total share capital. BBVA submitted for authorization an application for the VTB to the supervisor of the securities markets in Turkey (the Capital Markets Board of Turkey or “CMB”) on November 18, 2021.
On March 31, 2022, CMB approved the relevant information memorandum and on the same day BBVA announced the start of the VTB acceptance period on April 4, 2022. On May 18, 2022, BBVA announced the finalization of the offer acceptance period, with the acquisition of 36.12% of Garanti BBVA’s share capital. The total amount paid by BBVA was approximately 22,758 million Turkish lira (equivalent to approximately €1,390 million3 including the expenses associated with the transaction and net of the collection of the dividends corresponding to the stake acquired). The transaction resulted in a capital gain of approximately €924 million (including the impacts after the application of IAS 29 “Financial Reporting in Hyperinflationary Economies”, see Note 2.2.18 to the Consolidated Financial Statements). An amount of €3,609 million was recorded under the heading “Other reserves” and there was a reclassification to “Accumulated other comprehensive income (loss)” corresponding to the 36.12% acquired from “Minority interests” to “Accumulated other comprehensive income (loss)” of the parent company amounting to a loss of €2,685 million. The total derecognition associated with the transaction of the heading “Minority interests” considering “Other items” and “Accumulated other comprehensive income (loss)” amounted to a loss of €2,541 million. The percentage of total share capital of Garanti BBVA owned by BBVA after the completion of the VTB on May 18, 2022 was 85.97% (the same percentage as on December 31, 2024).
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
[Reserved]
B. Capitalization and Indebtedness
Not Applicable.
C. Reasons for the Offer and Use of Proceeds
Not Applicable.

D. Risk Factors
MACROECONOMIC AND GEOPOLITICAL RISKS
A deterioration in economic or political conditions in the countries where the Group operates could have a material adverse effect on the Group’s business, financial condition and results of operations
The Group is sensitive to the deterioration of economic conditions or the alteration of the institutional environment of the countries in which it operates, especially Spain, Mexico and Turkey, which respectively represented 54.1%, 21.8% and 10.7% of the Group’s assets as of December 31, 2024 (59.0%, 22.4% and 8.8% as of December 31, 2023, respectively, and 60.0% 20.0% and 9.3%, as of December 31, 2022, respectively). Additionally, the Group is exposed to sovereign debt, especially sovereign debt related to these countries. For summarized information on the macroeconomic conditions that these countries are currently facing, and which could significantly affect the Group, see “Item 5. Operating and Financial Review and Prospects—Operating Results—Operating Environment”.
The global economy is currently facing a number of extraordinary challenges. The war between Ukraine and Russia and armed conflicts and political instability in the Middle East have led to significant disruption, instability and volatility in global markets, particularly in energy markets. Uncertainty about the future development of these conflicts is high. One of the main risks is that they could generate new supply shocks, pushing growth downward and inflation upward (including by contributing to increases in the prices of oil, gas and other commodities and disrupting supply chains), and paving the way for macroeconomic and financial instability episodes.
Geopolitical and economic risks have also increased in recent years as a result of trade tensions between the United States and China, Brexit and the rise of populism, among other factors. Growing tensions and the rise of populism may lead, among other things, to a deglobalization of the world economy, an increase in protectionism, a general reduction of international trade and a reduction in the integration of financial markets, any of which could materially and adversely affect the Group’s business, financial condition and results of operations.
The countries where we operate are also vulnerable to certain country-specific challenges. In Spain, political, regulatory and economic uncertainty has increased since the 2023 general elections, and there is a risk that policies could be adopted that have an adverse impact on the economy or the Group. There is also a risk that political tensions in other European countries could affect Spain. In Mexico, there is high uncertainty on the impact of the recently approved constitutional reforms, as well as on the policies of the new local government and the new U.S. administration (in particular, if protective measures adopted by the United States become more aggressive or persist over time, which could adversely impact the country’s economic growth). In Turkey, while there are signs of normalization in economic policy in general, and monetary policy in particular, since the general elections held in May 2023, macroeconomic conditions remain relatively unstable, characterized by pressures on the Turkish lira, high inflation, a significant trade deficit, low central bank’s foreign reserves and high external financing costs. In addition, regulatory and macroprudential policies affecting the banking sector, including measures adopted to increase the weight of Turkish lira-denominated assets and liabilities of the banking system, and economic conditions in Turkey, including changes in official interest rates (with Turkey’s real interest rate still being negative given the high inflation) have affected and may continue to affect the Group’s results. There is also uncertainty about the impact of the recent developments in the Middle East on Turkey. In particular, recent regime changes in Syria create opportunities, such as a potential increase in exports and lower migration pressures, but also risks, which could cause greater volatility of Turkish financial assets, among other possible consequences.
In Argentina, the risk of economic and financial turbulence persists in a context in which the new government has substantially modified the economic policy framework and has focused its efforts on implementing strong fiscal and monetary adjustments to reduce inflation. In Colombia and Peru, climate factors, political tensions and greater social conflict could have a negative impact on the economy.
Further, the policies to be adopted by the new U.S. government are an additional source of uncertainty for the Mexican and global economy. During February 2025, the U.S. government imposed certain tariffs (some of which were subsequently delayed) on imports from Canada, Mexico and China, which resulted in China adopting retaliatory tariffs. If the announced tariffs affecting Mexico are ultimately implemented, this may have a material adverse effect on Mexico’s economy. These and other policies of the new administration—including fiscal, regulatory, industrial or foreign policies—could slow U.S. or global economic growth (especially, if they give rise to trade wars), increase inflation, affect interest rates or otherwise increase financial and macroeconomic instability, any of which could adversely affect the Group’s business, financial condition and results of operations.

Moreover, official interest rates, the regulatory and macroprudential policies affecting the banking sector and currency depreciation have affected and may continue to affect the Group’s results. In recent years, the Group’s results of operations have been particularly affected by the increases in interest rates adopted by central banks in an attempt to tame inflation, contributing to the rise in both interest revenue and interest expenses. The persistence of interest rates at relatively high levels or any increase in interest rates in the future could adversely affect the Group by reducing the demand for credit and leading to an increase in the default rate of its borrowers and other counterparties. Moreover, the Group’s results of operations have been affected by inflation in all countries in which BBVA operates, especially Turkey and Argentina, and by the depreciation of certain currencies, especially the Turkish lira and the Argentine peso.

In the current context, one of the main risks is that inflation remains high, either due to new supply shocks, related for example to the geopolitical and political risks referred to above or climate events, or due to demand factors, caused by an excessively expansionary fiscal policy, the robustness of labor markets, or other factors. Significant inflationary pressures could lead to interest rates remaining higher than currently forecasted, which could negatively affect the macroeconomic environment and financial markets.

Another macroeconomic risk is the possibility of a sharp global growth slowdown. In a context marked by uncertainty and still elevated interest rates, labor markets and aggregate demand could weaken more significantly than expected. Moreover, despite increasing economic stimulus measures, growth in China could slow sharply, with a potentially negative impact on many geographical areas, due to tensions in real estate markets and economic sanctions imposed by the United States, among other factors. Furthermore, there is an increasing risk of sovereign debt tensions, given the high debt levels in developed and emerging countries, relatively high interest rates and weak economic growth prospects.

Further, the Group is exposed to, among other risks, the following general risks with respect to the economic and institutional environment in the countries in which it operates: a deterioration in economic activity, including recession scenarios; more persistent inflationary pressures, which could trigger a more severe tightening of monetary conditions; stagflation due to more intense or prolonged supply shocks such as, for example, an increase in oil and gas prices to very high levels, which would have a negative impact on disposable income levels in areas that are net energy importers, such as Spain or Turkey, to which the Group is particularly exposed; changes in exchange rates; an unfavorable evolution of the real estate market; changes in the institutional environment of the countries in which the Group operates, which could give rise to sudden and sharp drops in GDP and/or changes in regulatory or government policy, including in terms of exchange controls and restrictions on the distribution of dividends or the imposition of new taxes or charges; high public debt or external deficit, which could lead to a downward revision of the credit ratings of the sovereign debt and even a possible default or restructuring of such debt; and episodes of volatility in the financial markets, which could cause significant losses for the Group.
Any of these factors may have a material adverse effect on the Group’s business, financial condition and results of operations.
Political, economic and social conditions in any of Spain, Mexico and Turkey may have a material adverse effect on our business, financial condition and results of operations
The Group has historically carried out its lending activity mainly in Spain, which continues to be its primary business area. In addition, the Group is significantly exposed to Mexico and, to a lesser extent, Turkey. As of December 31, 2024, total risk in financial assets in Spain, Mexico and Turkey (in each case calculated as set forth in Appendix IX (Additional information on risk concentration) of the Consolidated Financial Statements) amounted to €239,058 million, €143,924 million and €62,473 million, respectively, equivalent to 34%, 21% and 9%, respectively, of the Group’s total risk in financial assets. The Group’s gross exposure to loans and advances to customers in Spain, Mexico and Turkey totaled €232,185 million, €91,717 million and €50,083 million, respectively, as of December 31, 2024, representing 55%, 22% and 12%, respectively, of the Group’s total amount of loans and advances to customers.
Given the significance of the Group’s exposure to each of Spain, Mexico and Turkey, any adverse change affecting political, economic and social conditions in any such country could have a material adverse effect on the Group’s business, financial condition and results of operations.
BUSINESS RISKS
The Group’s business is subject to inherent risks concerning counterparties’ credit quality and the value of collateral

The total maximum credit risk exposure of the Group (calculated as set forth in Note 7.2.2 to the Consolidated Financial Statements) as of December 31, 2024 was €972,990 million (€904,889 million and €815,533 million as of December 31, 2023 and 2022, respectively). The Group has exposures to many different products and counterparties, and the credit quality of its exposures can have a significant effect on the Group’s earnings. Adverse changes in the credit quality of the Group’s counterparties (including borrowers), or any adverse changes in the value of collateral they may have provided, may reduce the value of the Group’s assets, and materially increase the Group’s write-downs and loss allowances. Credit risk can be affected by a range of factors, including an adverse economic environment, a decrease in consumption or corporate or government spending, changes in the credit sovereign rating or in the rating of individual contractual counterparties, their debt levels and the environment in which they operate, increased unemployment, higher commodity prices (especially of energy commodities), reduced asset values (including as a result of natural disasters), increased retail or corporate insolvency levels, changes in interest rates (as well as the timing, magnitude and pace of these changes), litigation and legal and regulatory developments.
In recent years, the Group’s non-performing loan (“NPL”) ratio (3.0%, 3.4% and 3.4% as of December 31, 2024, 2023 and 2022, respectively) has remained relatively stable. Improvements in the Group’s NPL ratio in 2024 were driven to a significant extent by (i) the increase in lending activity, in particular, loans to enterprises and, to a lesser extent, consumer and credit card loans (which are loans that generally entail greater profitability but also carry a greater default risk), (ii) the sale of portfolios of non-performing mortgage loans and certain unsecured retail portfolios and (iii) lower net entries of non-performing loans in the mortgage portfolio, particularly in Spain, and higher recoveries globally. While interest rates have begun to decrease in certain countries, they remain relatively high, and the persistence of high interest rates or any increase in interest rates in the future may lead to a deterioration of the Group’s NPL ratio and an increase in the Group’s risk-weighted assets (“RWAs”). See “—The Group’s business is particularly vulnerable to interest rates”.
Furthermore, a deterioration of economic conditions typically results in a decrease in the price of real estate assets. The Group remains significantly exposed to the real estate market, mainly in Spain and, to a lesser extent, Mexico, due to the fact that many of its loans are secured by real estate assets and due to the significant volume of real estate assets that it maintains on its balance sheet. A fall in the price of real estate assets in a particular region would reduce the value of any real estate securing loans granted by the Group in such region and, therefore, in the event of default, the amount of the expected losses related to such loans would increase. Further, a fall in real estate prices could have a material adverse effect on the default rates of the Group’s residential mortgage and real estate developer credit portfolios. The balance of the Group’s residential mortgage portfolio at a global level was €94,577 million as of December 31, 2024 (€93,358 million and €92,064 million as of December 31, 2023 and 2022, respectively), 71.9% of which related to Spain as of December 31, 2024. Further, the Group’s corporate credit portfolios include real estate developers and constructors. As of December 31, 2024, the Group’s exposure to the construction and real estate sectors (excluding the mortgage portfolio) in Spain was equivalent to €9,600 million, of which €2,207 million corresponded to loans for construction and development activities in Spain (representing 1.2% of the Group’s loans and advances to customers in Spain (excluding the public sector) and 0.3% of the Group’s consolidated assets as of December 31, 2024). The total real estate exposure (excluding the mortgage portfolio), including developer credit and foreclosed assets had a coverage ratio of 24% in Spain as of December 31, 2024.
The impact of an increase in default rates on the Group will depend on its magnitude, timing and pace, and could be significant. Furthermore, it is possible that the Group has incorrectly assessed the creditworthiness or willingness to pay of its counterparties, that it has underestimated the credit risks and potential losses inherent in its credit exposure, that it has made insufficient provisions for such risks in a timely manner and that it has overestimated the extent to which it may be able to recover certain debts, including aged non-performing loans. The processes involved in making such assessments, which have a crucial impact on the Group’s results and financial condition, require difficult, subjective and complex calculations, including forecasts of the impact that macroeconomic conditions could have on these counterparties. In particular, the Group’s estimates of losses derived from its exposure to credit risk may prove to be inadequate or insufficient in the current environment of economic uncertainty, which could affect the adequacy of the provisions for insolvencies provided by the Group. An increase in non-performing or low-quality loans could significantly and adversely affect the Group’s business, financial condition and results of operations.
The Group’s business is particularly vulnerable to interest rates
The Group’s results of operations are substantially dependent upon the level of its net interest income, which is the difference between interest income from interest-earning assets and interest expense on interest-bearing liabilities. Changes in market interest rates often affect the Group’s interest-earning assets differently from the Group’s interest-bearing liabilities. This, in turn, may lead to a reduction in the Group’s net interest margin, which could have a material adverse effect on its results. Moreover, changes in interest rates may affect the Group’s credit risk exposure (see “—The Group’s business is subject to inherent risks concerning counterparties’ credit quality and the value of collateral, particularly in Spain, that strengthens its lending portfolio”).

Interest rates are highly sensitive to many factors beyond the Group’s control, including fiscal and monetary policies of governments and central banks, regulation of the financial sector, domestic and international economic and political conditions and other factors. The Group’s results of operations have been positively affected by the increases in interest rates adopted by central banks in recent years in an attempt to tame inflation, contributing to a rise in net interest income that exceeded the corresponding rise in funding costs. Interest rates have begun to decline in most of the regions in which BBVA is present (including the Eurozone and the United States) driven by the central banks’ monetary policies in response to easing inflationary pressures. However, interest rates remain relatively high compared to prior years. The continued prevalence of high interest rates or any increase in interest rates in the future could adversely affect the Group by reducing the demand for credit, limiting its ability to generate credit for its clients and/or increasing the default rate of its counterparties (including borrowers). In particular, the repayment capacity of loans tied to variable interest rates is more sensitive to changes in interest rates. As of December 31, 2024, 2023 and 2022, 45.6%, 47.7% and 49.2%, respectively, of the Group’s gross exposure to loans and advances to customers with maturity greater than one year had floating-interest rates. Changes in interest rate policies may be implemented at a different pace across regions and it is possible that such policies could be accelerated or reversed based on various factors, such as inflation, economic growth or financial stability concerns among other considerations.
As a result of the foregoing, the evolution of interest rates could have a material adverse effect on the Group’s business, financial condition and results of operations.
The Group faces increasing competition and is exposed to a changing business model
The markets in which the Group operates are highly competitive and it is expected that this trend will continue in the coming years with the increasing entry of non-bank competitors (some of which have large client portfolios and strong brand recognition) and the emergence of new business models (for example, neobanks, a new generation of financial institutions that operate exclusively online, without physical branch networks). In recent years, the financial services sector has undergone a significant transformation driven by the development of mobile technologies, data-driven innovation, and the entry of new players into activities previously controlled by financial institutions. Although the Group is making efforts to adapt to these changes through its digital transformation, its competitive position is also affected by some regulatory asymmetries that benefit non-bank operators. For example, banking groups are subject to prudential regulations that have implications for most of their businesses, including those in which they compete with non-bank operators (such as FinTechs or BigTechs) that are subject only to regulations specific to the activity they develop or that benefit from loopholes in the regulatory environment. For instance, when banking groups such as the Group carry out financial activities through the use of new technologies, they are generally subject to additional internal governance rules that place such groups at a competitive disadvantage.
Moreover, the widespread adoption of new technologies, including artificial intelligence, cloud computing, big data analysis, crypto currencies and alternative payment systems that do not use the banking system, could erode the Group’s business or require the Group to make substantial investments to modify or adapt existing products and services, including its mobile and internet banking capabilities. Likewise, the increasing use of these new technologies and mobile banking platforms could have an adverse impact on the Group’s investments in facilities, equipment and employees of the branch network. A faster pace of transformation towards mobile and online banking models could require changes in the Group’s commercial banking strategy, including the closure or sale of certain branches and the restructuring of others, and a significant reduction in headcount. These changes could result in sizable expenses as the Group reconfigures and transforms its commercial network. In addition, the trend towards the consolidation in the banking industry has created larger banks with which the Group must compete. Any failure by the Group to adapt to its competitive environment or failure to implement any necessary changes to its business model efficiently or on a timely basis could have a material adverse impact on the Group’s competitive position or otherwise have a material adverse effect on the Group’s business, financial condition and results of operations.
The future success of the Group depends, in part, on its ability to use technology to provide suitable products and services for customers and adequately manage information technology obsolescence. While the Group has focused on developing its technological capabilities in recent years and is committed to digitization, its ability to capture the benefits of emerging technologies and otherwise compete successfully is likely to be adversely affected by, on the one hand, the existing uneven playing field between banks and non-bank players, and on the other hand, the increasing relevance of access to digital data and interactions for customer relationship management, which places digital platforms at an advantage. Digital platforms (such as those maintained by large technology or social media companies, and FinTechs) increasingly dominate access to data and control over digital interactions, and are already eroding the Group’s results in highly relevant markets such as payments. These platforms can leverage their advantage in access to data to compete with the Group in other markets and could reduce the Group’s operations and margins in its core businesses such as lending or wealth management. Some of the Group’s competitors have created alliances with BigTechs that may affect the Group’s ability to compete successfully and could adversely affect the Group. In the event that the Group is not successful in addressing increasing competition, its business, financial condition and results of operations could be materially and adversely affected.

The Group faces risks derived from its international geographic diversification and its significant presence in emerging countries, which exposes it to heightened political risks
The Group is made up of commercial banks, insurance companies and other financial services companies in various countries and its performance as a global business depends on its ability to manage its different businesses under various economic, social and political conditions, as well as different legal and regulatory requirements (including, among others, different supervisory regimes and different tax and legal regimes related to the repatriation of funds or the nationalization or expropriation of assets). In addition, the Group’s international operations may be exposed to risks and challenges to which its local competitors may not be exposed, such as currency risk, the difficulty of managing or supervising a local entity from abroad, political risks (which could affect only foreign investors) or limitations on the distribution or repatriation of dividends, thus worsening its position compared to that of local competitors.
There can be no guarantee that the Group will be successful in developing and implementing policies and strategies in all of the countries in which it operates, some of which have experienced significant economic, political and social volatility in recent decades. In particular, the Group has a significant presence in several emerging countries, particularly in Mexico and in Turkey (see “—Political, economic and social conditions in any of Spain, Mexico and Turkey may have a material adverse effect on our business, financial condition and results of operations”), and is therefore vulnerable to any deterioration in economic, social or political conditions in these countries. Further, the Group has significant operations in South America.
Generally, emerging economies face higher anti-money laundering and other compliance risks as a result of greater political instability, higher levels of corruption, weaker governance structures and fewer financial and technical resources dedicated to enforcement. Further, emerging markets are generally affected by the conditions of other related markets and by the evolution of global financial markets in general (they may be affected, for example, by the evolution of GDP and interest rates in the United States and the exchange rate of the U.S. dollar), as well as by fluctuations in the prices of commodities. The risks associated with investing in emerging economies, in general, or in emerging markets where the Group operates, in particular, could trigger capital outflows from those economies and adversely affect such economies and therefore the Group. Moreover, emerging countries are more prone experiencing significant changes in inflation and volatility in exchange rates, which may have a material impact on the Group’s results of operations, assets (including RWAs) and liabilities. In Turkey, for example, inflation was 44.4% for the year ended December 2024 (according to the Turkish Statistical Institute, TUIK) and the Turkish lira depreciated 11.1% against the euro as of December 31, 2024 compared to December 31, 2023.
The Group’s operations in emerging countries are also exposed to heightened political risks, such as changes in governmental policies, expropriation, nationalization, interest rate limits, exchange controls, capital controls, government restrictions on dividends or bank fees and adverse tax policies. For example, the repatriation of dividends from BBVA’s Venezuelan, Argentinian and Turkish subsidiaries is subject to certain restrictions and there is no assurance that these restrictions will be lifted in the future, or that further restrictions will not be imposed. Since BBVA’s ability to pay dividends depends, in part, on the receipt of dividends from its subsidiaries, such restrictions may affect BBVA’s ability to pay dividends.
ESG risks (see “—Environmental, social and governance (ESG) risks may adversely impact the Group”) may also be higher in the emerging markets where the Group operates as a result of, among other things, more limited resources and capital for ESG investment, lack of comprehensive and reliable data on ESG practices, resource dependency that leads to unsustainable practices at odds with ESG initiatives and underdeveloped or inconsistently enforced regulatory frameworks.
If the Group failed to adopt effective and timely policies and strategies in response to the risks and challenges it faces in each of the regions where it operates, particularly in emerging countries, the Group’s business, financial condition and results of operations could be materially and adversely affected.
Environmental, social and governance (ESG) risks may adversely impact the Group
ESG factors present risks associated with (i) climate change, including physical risks and transition risks (linked, among others, to changes in regulations, technologies, and market preferences associated with the transition to a less carbon-dependent economy); (ii) other environmental factors, such as biodiversity loss, water stress and other nature-related factors; (iii) social factors, such as human rights, inclusion, diversity and workplace safety; and (iv) corporate governance matters, such as the governance of environmental and social risks.
ESG risks include short, medium and long-term risks that may adversely affect the Group and its customers or counterparties. Such risks are expected to increase and/ or evolve over time.
Among others, they include the following:

•Physical risks: the activities of the Group or those of its customers or counterparties could be adversely affected by the physical risks (including acute and chronic) arising from climate change or other environmental challenges. For example, extreme weather events may damage or destroy properties and other assets of the Group or those of its customers or counterparties, make the insurance against certain risks more expensive or unfeasible, result in increased costs, or otherwise disrupt their respective operations (for example, if supply chains are disrupted as a result), diminishing –in the case of the Group’s customers or counterparties - their repayment capacity and, if applicable, the value of assets granted as collateral to the Group. The Group is also exposed to potential long-term physical risks arising from climate change and other environmental challenges, such as any ensuing deterioration in economic conditions that results in credit-related costs, or potential impacts on the Group’s assets and operations. The Group could also be required to change its business models in response to the foregoing.
•Legal and regulatory risks: legal and regulatory changes related to how banks are required to manage climate and other ESG risks or otherwise affecting banking practices or disclosure of information may result in higher compliance, operational and credit risks and costs. The Group’s customers and counterparties may be exposed to similar risks. Further, legal and regulatory changes may result in legal uncertainty and the existence of overlapping or conflicting regulatory or other requirements. They may also give rise to regulatory asymmetries whereby some persons, including the Group and its customers and counterparties, are more heavily regulated than others, placing such persons at a disadvantage. The Group or its customers or counterparties may be unable to meet any new requirements on a timely basis or at all, including new product and service specifications, governance frameworks and practices and disclosure requirements and standards. In addition, in the case of banks, new regulation could include requirements related to lending, investing, capital and liquidity adequacy and operational resilience. The incorporation of ESG risks in the existing prudential framework is still developing and may result in increased risk weighting of certain assets. Moreover, there are significant risks and uncertainties inherent in the development of adequate risk assessment and modelling capabilities with respect to ESG-related matters and the collection of customer, third party and other data, which may result in the Group’s systems or frameworks (or those of its customers and counterparties, where applicable) being inadequate, inaccurate or susceptible to incorrect customer, third party or other data, any of which could adversely affect the Group’s disclosure and financial reporting. Further, increased regulation arising from climate change and other ESG-related challenges could result in increased litigation by different stakeholders (including non-governmental organizations (“NGOs”)) and regulatory investigations and actions.
•Technological risks: certain of the Group’s customers and counterparties may be adversely affected by the progressive transition to a low-carbon economy and/or risks and costs associated with new low-carbon technologies. If the Group’s customers and counterparties fail to adapt to the transition to a low-carbon economy, or if the costs of doing so adversely affect their creditworthiness, this could adversely affect the Group’s relevant loan portfolios.
•Market risks: the Group and certain of the Group’s customers and counterparties may be adversely affected by changes in market preferences due to, among others, increased ESG awareness. Further, the funding costs of businesses that are perceived to be more exposed to climate change or to other ESG-related risks could increase. Any of this could result in the reduced creditworthiness of such customers and counterparties, adversely affecting the Group’s relevant loan portfolios. The Group and its customers and counterparties could also be adversely affected by changes in prices resulting from shifts in demand or supply brought by climate change or other ESG-related factors, including prices of energy and raw materials, or by their inability to foresee or hedge any such changes.

•Reputational risks: the perception of climate change and other ESG-related challenges as a risk by society, shareholders, customers, governments and other stakeholders (including NGOs) continues to increase, including in relation to the financial sector’s activities. This may result in increased scrutiny of the Group’s activities, as well as its ESG-related policies, goals, disclosures or communications. The Group’s reputation and ability to attract or retain customers may be harmed if its efforts to reduce ESG-related risks are deemed to be insufficient or if a perception is generated among the different stakeholders that the Group’s statements, actions or disclosure do not fairly reflect the underlying sustainability profile of the Group, its products, services, goals and/or policies. At the same time, the Group may refrain from undertaking lending or investing activities or other services that would otherwise have been profitable in order to fulfill its obligations or avoid reputational harm. Further, divergent views on ESG policies may also have a negative impact on the Group’s reputation. Increased scrutiny of the Group’s activities, as well as its ESG-related policies, goals and disclosure may result in litigation and investigations and supervisory actions (including potential greenwashing claims). The Group has disclosed certain aspirational ESG-related goals and such goals, which are being pursued over the long-term, may prove to be considerably more costly or difficult than currently expected, or even impossible, to achieve, including as a result of changes in regulation and policy, the pace of technological change and innovation and the actions of governments and the Group’s customers and competitors. Potential greenwashing claims arising from ESG-related statements, disclosure and/or actions of the Group may also give rise to reputational risks.
Any of these factors may have a material adverse effect on the Group’s business, financial condition and results of operations.
The outbreak and spread of a pandemic and other large-scale public health events could have a material adverse effect on the Group’s business, financial condition and results of operations
Economic conditions in the countries in which the Group operates may be adversely affected by an outbreak of a contagious disease, such as COVID-19 (coronavirus), which develops into a regional or global pandemic and other large scale public health events. The measures that may be taken by governments, regulators and businesses to respond to any such pandemic or event may lead to slower or negative economic growth, supply disruptions, inflationary pressures and significant increases in public debt, and may also adversely affect the Group’s counterparties (including borrowers), which may lead to increased loan losses. Such measures could also impact the business and operations of third parties that provide critical services to the Group.
If there were an outbreak of a new pandemic or another large-scale public health event occurs in the future, the Group may experience an adverse impact, which may be material, on its business, financial condition and results of operations, including as a result of the exacerbation of any of the other risks described in this section.
The Group faces risks related to its acquisitions and divestitures activity, including the Exchange Offer
The Group has acquired and sold several companies and businesses over the past few years. For additional information on certain recent and ongoing transactions, see “Item 4. Information on the Company—History and Development of the Company—Capital Expenditures” and “Item 4. Information on the Company—Other Relevant Information”.
On May 9, 2024, BBVA announced its decision to launch the Exchange Offer, a voluntary exchange offer for the acquisition of all of the issued and outstanding shares of the Target Company, with the intention of promoting, after completion of the Exchange Offer, a merger by absorption of the Target Company by BBVA (the “Merger”), unless market conditions at the time of the decision or any other relevant circumstances make it inadvisable to carry out such Merger on such terms or at such time.
The Group may not complete the Exchange Offer, the intended Merger or any other ongoing or future transaction in a timely manner, on a cost-effective basis or at all. The Exchange Offer is subject to CNMV Clearance (as defined herein) and to several conditions, including Antitrust Clearance and the Minimum Acceptance Condition (each as defined herein), and there can be no assurance that these conditions will be satisfied in a timely manner or at all. If any of these conditions are not satisfied and, if applicable, BBVA does not waive such condition, BBVA will not be able to complete the Exchange Offer. Similarly, if the Exchange Offer is completed, regardless of the percentage of Target Company shares acquired by BBVA pursuant to the Exchange Offer, the consummation of the Merger would require the formulation of a joint merger plan by BBVA’s and the Target Company’s respective boards of directors, approval of such plan by BBVA’s and the Target Company’s respective shareholders and the prior authorization of the Spanish Ministry of Economy, Trade and Business. If any of the foregoing corporate approvals or the authorization from the Economy, Trade and Business Minister is not obtained, the Merger will not be consummated.

Further, the Exchange Offer is not conditional on obtaining clearance or non-opposition from certain antitrust authorities and various competent regulatory bodies for the acquisition of control over regulated subsidiaries of the Target Company. If any of such governmental and regulatory approvals and authorizations are not obtained, and the Exchange Offer is completed, BBVA may ultimately be subject to fines or other administrative sanctions, may be required to make certain divestitures, may lose certain licenses held by subsidiaries of the Target Company or may have its voting rights with respect to the affected subsidiaries suspended.
Even if completed, the Exchange Offer, the Merger or any other ongoing or future transaction may not have the expected results. If the Exchange Offer is completed, BBVA cannot guarantee that some or all of the expected benefits of the transaction, including expected cost and financing synergies, will be achieved. In addition, if the Exchange Offer were to be completed but BBVA were unable to complete the Merger subsequently, this could impede the integration of BBVA’s operations with those of the Target Company and thereby make it more difficult to achieve the costs savings and other operating efficiencies envisaged. If the Merger were not consummated for any reason, BBVA believes that it is unlikely to achieve the full cost savings and other operating efficiencies or to realize the revenue and earnings growth that might otherwise be possible. Additionally, such cost savings and other operating efficiencies and revenue and earnings growth may be realized more slowly. However, if the Merger were not consummated, BBVA believes that it will be able to capture the majority of the cost synergies that would be realized if the Merger were consummated because BBVA will still be able to centralize certain processes of the Target Company within BBVA and to operate both banks from a joint IT platform with multi-bank functionality for all products, services and systems.
Moreover, acquisitions are inherently risky because of the difficulties that may arise in integrating people, operations and technologies. There can be no assurance that any of the businesses the Group acquires can be successfully integrated or that they will perform well once integrated. In addition, if completed, the Group’s results of operations could be adversely affected by acquisition- or divestiture-related charges and contingencies. The Group may also be subject to litigation in connection with, or as a result of, the Exchange Offer or other acquisitions or divestitures, including claims from terminated employees, customers or third parties. In the case of an acquisition, the Group may be liable for potential or existing litigation and claims related to an acquired business, including because either the Group is not indemnified for such claims, or the indemnification is insufficient. Further, in the case of a divestiture, the Group may be required to indemnify the buyer in respect of similar or other matters, including claims against the divested entity or business.
In the case of an acquisition, even though the Group reviews the companies it plans to acquire, it is often not possible for these reviews to be complete in all respects, and there may be risks associated with unforeseen events or liabilities relating to the acquired assets or businesses that may not have been revealed or properly assessed during the due diligence processes, resulting in the Group assuming unforeseen liabilities or an acquisition not performing as expected. In deciding to make the Exchange Offer, evaluating its risks and merits and determining the terms and conditions thereof, BBVA did not have access to non-public information regarding the Target Company. BBVA has instead conducted its analysis on the Target Company using solely publicly available information, assuming the accuracy and material completeness thereof. The absence of access to non-public information regarding the Target Company necessarily limits BBVA’s ability to accurately anticipate and evaluate the consequences of completing the Exchange Offer, including any losses, costs or other liabilities that may be incurred as a result thereof. For example, without access to non-public information regarding the Target Company, BBVA may have failed to discover liabilities, contingent or otherwise, or operating or other matters relating to the Target Company’s business that are not disclosed in publicly available information concerning the Target Company. Any such undisclosed liabilities or matters could require significant effort and expense to address and could ultimately have an adverse effect on BBVA’s business, financial condition, results of operations and prospects. Furthermore, completion of the Exchange Offer may constitute a breach or default under agreements or instruments of the Target Company, or otherwise result in the acceleration of obligations (including, without limitation, payment obligations) or changes to rights thereunder or the termination thereof. The Target Company (and the Group, given the Target Company would then be a member of the Group) may incur liabilities relating to any such breach or default and may also be unable to replace a terminated agreement or instrument on comparable terms or at all, in the event such a replacement is deemed necessary. Depending on the importance of a terminated agreement or instrument to the Target Company’s business, failure to replace that agreement or instrument on similar terms or at all may increase the costs to BBVA of operating the Target Company’s business or prevent BBVA from operating part or all of the Target Company’s business.
Additionally, while BBVA has assumed the accuracy and completeness of publicly available information concerning the Target Company, such information may contain errors or omissions. Since BBVA was not involved in the preparation of such information, it cannot give assurance that such information is accurate and complete. Any errors or omissions in the information publicly available to BBVA relating to the Target Company may have affected BBVA’s analysis and estimations of the risks and merits of the Exchange Offer (including BBVA’s assumptions with respect to the future operations, profitability, asset quality and other matters relating to the Target Company, including the anticipated synergies expected to result from the Exchange Offer), its decision to make the Exchange Offer and its determination of the terms and conditions thereof.

As a result of the foregoing, BBVA may not have anticipated all losses, costs and other liabilities that may be incurred in connection with the Exchange Offer if the Exchange Offer is completed or may have failed to accurately analyze or estimate the consequences of completing the Exchange Offer, either of which could have an adverse effect on the Group’s business, financial condition and results of operations after completion of the Exchange Offer.
Acquisitions may also lead to potential write-downs or have consequences that adversely affect the Group’s results of operations. For example, uncertainty about the effect of the Exchange Offer on BBVA’s and/or the Target Company’s (as a future member of the Group) employees and customers could adversely affect BBVA’s or the Target Company’s ability to retain and motivate its key personnel until and after the Exchange Offer is completed and could cause customers, suppliers, licensees, partners and other third parties that deal with BBVA or the Target Company to defer from entering into contracts with BBVA or the Target Company or to make other decisions that adversely affect BBVA or the Target Company, including the termination of existing business relationships with BBVA or the Target Company.
In addition, if the Exchange Offer is not completed, the market prices of BBVA securities may decline or otherwise be subject to fluctuations to the extent that the current market prices of BBVA securities reflect a market assumption that the Exchange Offer will be completed. In addition, the failure to complete the Exchange Offer may result in negative publicity or affect BBVA’s reputation in the investment community and may affect BBVA’s relationship with employees, clients and other partners in the business community.
Following completion of the Exchange Offer, BBVA will be exposed to other risk factors specific to the Target Company’s business or otherwise arising from the Exchange Offer.
Any of the foregoing may cause the Group to incur significant unexpected expenses, may divert significant resources and management attention from the Group’s other business concerns, or may otherwise have a material adverse effect on the Group’s business, financial condition and results of operations.
The structure, capital, leverage, liquidity, MREL and resolution profile of the Group if the Exchange Offer is completed remains uncertain
Completion of the Exchange Offer may adversely affect the capital, leverage, liquidity, MREL or resolution profile of BBVA or the Group. The information regarding the expected capital impact on the CET1 ratio of the Group if the Exchange Offer is completed (see “Item 4. Information on the Company—Other Relevant Information”) represents unaudited estimates prepared by BBVA relating to BBVA and the Target Company. These estimates were prepared by BBVA, based on a number of assumptions and estimates and the publicly available information of the Target Company. Actual capital ratios of the Group following any closing of the Exchange Offer may be significantly different from BBVA’s estimates provided herein. In addition, the regulatory and contractual consequences of the Exchange Offer with respect to outstanding instruments issued by the Target Company have not been analyzed by BBVA. Completion of the Exchange Offer and/or the intended Merger could give rise to computability or succession-related issues with respect to certain outstanding instruments of the Target Company or lead to other consequences affecting the obligations of the Target Company and/or BBVA with respect thereto.
Furthermore, the closing of the Exchange Offer may increase the actual or perceived systemic importance of BBVA within the Spanish financial system. If the relevant regulators were to impose additional capital, leverage, liquidity, MREL or resolution requirements or buffers or any other requirements or constraints on the structure or operations of the Group following any closing of the Exchange Offer, this could require the Group to issue additional capital instruments or MREL and/or result in BBVA incurring additional costs.
Any such effects, imposition of additional requirements or buffers or imposition of other requirements or constraints could have a material adverse effect on the Group’s business, financial condition and results of operations.
FINANCIAL RISKS
The Group has a continuous demand for liquidity to finance its activities and the withdrawal of deposits or other sources of liquidity could significantly affect it

Traditionally, one of the Group’s main sources of financing has been savings accounts and demand deposits. As of December 31, 2024, the balance of customer deposits represented 77% of the Group’s total financial liabilities at amortized cost. However, the volume of wholesale and retail deposits can fluctuate significantly, including as a result of factors beyond the Group’s control, such as general economic conditions, changes in economic policy or administrative decisions that diminish their attractiveness as savings instruments (for example, as a consequence of changes in taxation, coverage by guarantee funds for deposits or expropriations) or competition from other savings or investment instruments (including deposits from other banks). Since 2022, competition for deposits has increased in various of the regions where the Group operates as interest rates have increased and competitors (including neobanks) have offered remuneration on customer deposits. The vast majority of the Group’s deposits are demand deposits, which may be freely withdrawn by depositors at any time. The methods for withdrawing or transferring deposits, and the speed with which such transactions may be realized, continue to increase, which could affect the stickiness of the Group’s deposit base.
Changes in interest rates and credit spreads may significantly affect the cost of the Group’s short- and long-term wholesale financing. Changes in credit spreads are driven by market factors and are also influenced by the market’s perception of the Group’s solvency. As of December 31, 2024, debt securities issued by the Group represented 12% of the total financial liabilities at amortized cost of the Group.
In addition, while the Group’s current use of public sources of liquidity is limited, the Group has historically made significant use of public sources of liquidity, such as the ECB’s extraordinary measures taken in response to the financial crisis since 2008 or those taken in connection with the crisis caused by the COVID-19 pandemic.
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
The Group depends on its credit ratings and sovereign credit ratings, especially Spain’s and Mexico’s credit ratings
Rating agencies periodically review the Group’s debt credit ratings. Any reduction, effective or anticipated, in any such ratings of the Group (including in connection with the completion of the Exchange Offer), whether below investment grade or otherwise, could limit or impair the Group’s access to capital markets and other possible sources of liquidity and increase the Group’s financing cost, and entail the breach or early termination of certain contracts or give rise to additional obligations under those contracts, such as the need to grant additional guarantees. Furthermore, if the Group were required to cancel its derivative contracts with some of its counterparties and were unable to replace them, its market risk would worsen. Likewise, a reduction in the credit rating could affect the Group’s ability to sell or market some of its products or to participate in certain transactions, and could lead to the loss of customer deposits and make third parties less willing to carry out commercial transactions with the Group (especially those that require a minimum credit rating), having a material adverse effect on the Group’s business, financial condition and results of operations.
Furthermore, the Group’s credit ratings could be affected by variations in sovereign credit ratings, particularly the rating of Spanish and Mexican sovereign debt. The Group holds a significant portfolio of debt issued by Spain, Spanish autonomous communities, Mexico and other Spanish and Mexican issuers. As of December 31, 2024 and 2023, the Group’s exposure (per European Banking Authority (“EBA”) criteria) to Spain’s public debt portfolio was €51,833 million and €46,978 million, respectively, representing 6.7% and 6.1% of the consolidated total assets of the Group, respectively. As of December 31, 2024 and 2023, the Group’s exposure (per EBA criteria) to Mexico’s public debt portfolio was €31,681 million and €38,583 million, respectively, representing 4.1% and 5.0% of the consolidated total assets of the Group, respectively.
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
The trading market for securities issued by BBVA depends in part on the research reports of third-party securities analysts

The trading market for securities issued by BBVA depends in part on the research reports that third-party securities analysts publish about BBVA and the industry and the countries in which it operates. The publication by one or more of these analysts of a negative recommendation or unfavorable outlook with respect to BBVA (including in connection with the completion of the Exchange Offer) or the industry and countries in which it operates could cause the trading price of any such securities to decline.
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
Several ongoing factors could depress the valuation of the Group’s assets or otherwise lead to the impairment of such assets (including goodwill and deferred tax assets). These include a deteriorating macroeconomic environment, armed conflict and political instability in the Middle East, the war between Ukraine and Russia, the surge of populist trends in several countries, increased trade and geopolitical tensions and the consequences of Brexit, any of which could increase global financial volatility and lead to the reallocation of assets. In addition, there is risk of a sharp global growth slowdown. Any asset impairments resulting from these or other factors could have a material adverse effect on the Group’s business, financial condition and results of operations.
The Group has a substantial amount of commitments with personnel considered wholly unfunded due to the absence of qualifying plan assets
The Group faces liquidity risk in connection with its ability to make payments on its unfunded commitments with personnel (which are recognized under the heading “Provisions—Provisions for pensions and similar obligations” in the Group’s consolidated balance sheet), which it seeks to mitigate, with respect to post-employment benefits, by maintaining insurance contracts which were contracted with insurance companies owned by the Group. The insurance companies have recorded in their balance sheets specific assets (fixed interest deposit and bonds) assigned to the funding of these commitments. The Group’s Assets and Liabilities Committee (“ALCO”) and the insurance companies also manage derivatives (primarily swaps) to mitigate the interest rate risk in connection with the payments of these commitments. The Group seeks to mitigate liquidity risk with respect to early retirements and post-employment welfare benefits through oversight by the ALCO of the Group. The Group’s ALCO manages a specific asset portfolio to mitigate the liquidity risk resulting from the payments of these commitments. These assets are government and covered bonds which are issued at fixed interest rates with maturities matching the aforementioned commitments. Should BBVA fail to adequately manage liquidity risk and interest rate risk either as described above or otherwise, it could have a material adverse effect on the Group’s business, financial condition and results of operations.
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

The various Group entities are also frequently party to individual or collective judicial proceedings (including class actions) resulting from their activity and operations, as well as arbitration proceedings. For example, in April 2017, the Mexican Federal Economic Competition Commission (Comisión Federal de Competencia Económica) launched an antitrust investigation relating to alleged monopolistic practices of certain financial institutions, including BBVA’s subsidiary BBVA Mexico, in connection with transactions in Mexican government bonds. This investigation concluded with the Commission imposing fines on all financial institutions involved, including a fine insignificant in amount imposed on BBVA Mexico, which BBVA Mexico has challenged. In March 2018, BBVA Mexico and certain other affiliates of the Group were named as defendants in a putative class action lawsuit filed in the United States District Court for the Southern District of New York, alleging that the defendant banks and their named subsidiaries engaged in collusion with respect to the purchase and sale of Mexican government bonds. In December 2019, following a decision from the judge assigned to hear the proceedings, the plaintiffs withdrew their claims against BBVA Mexico’s affiliates. In November 2020, the judge granted the remaining defendants’ motion to dismiss for lack of personal jurisdiction. The plaintiffs filed a motion for reconsideration of that decision in May 2021, which the judge denied in March 2022. Final judgment dismissing the plaintiffs’ claims was entered in August 2022. In September 2022 the plaintiffs appealed the district court’s decisions to the United States Court of Appeals for the Second Circuit. On February 9, 2024, the United States Court of Appeals for the Second Circuit vacated the district court’s decisions, and in June 2024, the plaintiffs filed a new complaint in the United States District Court for the Southern District of New York. In July 2024, the defendants moved to dismiss the new complaint. On January 15, 2025, the judge denied the defendants’ motion to dismiss. The case is ongoing.
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
There are also claims before the Spanish courts challenging the validity of certain revolving credit card agreements. Rulings in these types of proceedings, whether against the Bank or other financial institutions, could negatively affect the Group.
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
As of December 31, 2024, the Group had €791 million in provisions for the proceedings it is facing. See Note 24 to the Consolidated Financial Statements. However, the uncertainty arising from these proceedings (including those for which no provisions have been made, either because it is not possible to estimate them or it is not required on the basis of the information available) makes it impossible to guarantee that the possible losses arising from such proceedings will not exceed, where applicable, the amounts that the Group currently has provisioned and, therefore, could affect the Group’s consolidated results.
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

The Spanish judicial authorities are carrying out a criminal investigation relating to possible bribery and revelation of secrets by BBVA
Spanish judicial authorities are investigating the activities of Centro Exclusivo de Negocios y Transacciones, S.L. (“Cenyt”). Such investigation includes the provision of services by Cenyt to BBVA. On July 29, 2019, BBVA was named as an investigated party (investigado) in a criminal judicial investigation (Preliminary Proceeding No. 96/2017 – Piece No. 9, Central Investigating Court No. 6 of the National High Court) for alleged facts which could constitute bribery, revelation of secrets and corruption. Certain current and former officers and employees of the Group, as well as former directors, have also been named as investigated parties in connection with this investigation. Since the beginning of the investigation, BBVA has been proactively collaborating with the Spanish judicial authorities, including sharing with the courts information obtained in the internal investigation hired by the entity in 2019 to contribute to the clarification of the facts.
By order of the Criminal Chamber of the National High Court, the pre-trial phase ended on January 29, 2024.
On June 20, 2024, the Judge issued an order authorizing the continuation of abbreviated criminal proceedings against BBVA and certain current and former officers and employees of BBVA, as well as against some former directors, for alleged facts which could constitute bribery and revelation of secrets.
It is not possible at this time to predict the possible outcomes or implications for the Group of this matter, including any fines, damages or harm to the Group’s reputation caused thereby.
REGULATORY, TAX, COMPLIANCE AND REPORTING RISKS
The financial services sector is one of the most regulated sectors in the world. The Group is subject to a broad regulatory and supervisory framework, which has increased significantly in the last decade. Regulatory activity in recent years has affected multiple areas, including changes in accounting standards; strict regulation of capital, liquidity and remuneration; bank charges and taxes on financial transactions; regulations affecting mortgages, banking products and consumers and users; recovery and resolution measures; stress tests; prevention of money laundering and terrorist financing; market abuse; conduct in the financial markets; the protection of personal data anti-corruption; and requirements as to the periodic publication of information. Governments, regulatory authorities and other institutions continually make proposals to strengthen the resistance of financial institutions to future crises. Further, there is an increasing focus on the climate-related financial risk management capabilities of banks.
Furthermore, the international nature of the Group’s operations means that the Group is subject to a wide and complex range of local and international regulations in these matters, sometimes with overlapping scopes and areas regulated. This complexity, which can be exacerbated by differences and changes in the interpretation or application of these standards by local authorities, makes compliance risk management difficult and costly, requiring highly sophisticated monitoring, qualified personnel and general training and awareness of employees.
Any change in the Group’s business that is necessary to comply with any particular regulations at any given time, especially in Spain, Mexico or Turkey, could lead to a considerable loss of income, damage to the Group’s reputation, limit the Group’s ability to identify business opportunities, affect the valuation of its assets, force the Group to increase its prices and, therefore, reduce the demand for its products, impose additional costs on the Group or otherwise adversely affect its business, financial condition and results of operations.
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

Regulatory changes over the last decade, as well as those currently being proposed (including changes in the interpretation or application of existing regulations), have increased and may continue to substantially increase the Group’s operating expenses and adversely affect its business model. For example, the imposition of prudential capital standards has limited and is expected to continue to limit the ability of subsidiaries to distribute capital to the Group, while liquidity standards may lead the Group to hold a higher proportion of financial instruments with higher liquidity and lower performance, which can adversely affect its net interest margin. The Group’s regulatory and supervisory authorities may also require the Group to increase its loan loss allowances and record asset impairments, which could have an adverse effect on its financial condition. Any legislative or regulatory measure, any necessary change in the Group’s business operations as a consequence of such measures, as well as any failure to comply with them, could result in a significant loss of income or reputation, represent a limitation on the ability of the Group to take advantage of business opportunities and offer certain products and services, affect the value of the Group’s assets, force the Group to increase prices (which could reduce the demand for its products), impose additional compliance costs or result in other possible adverse effects for the Group.
One of the most significant regulatory changes resulting from the 2008 financial crisis was the introduction of resolution regulations (see “Item 4. Information on the Company—Business Overview—Supervision and Regulation—Capital Requirements, MREL and Resolution”). In the event that the Relevant Spanish Resolution Authority (as defined herein) considers that the Group is in a situation where conditions for early intervention or resolution are met, it may adopt the measures provided for in the applicable resolution regulations, including without prior notice. Such measures could include, among others, the write down and/or conversion into equity (or other securities or obligations) of the Group’s unsecured debt. Likewise, the Relevant Spanish Resolution Authority may apply Non-Viability Loss Absorption (as defined herein) in the event that it determines that the entity meets the conditions for its resolution or that it will no longer be viable unless capital instruments are written down or converted into equity or extraordinary public support is provided. Any such determination, or the mere possibility that such determination could be made, could materially and adversely affect the Group’s business, financial condition and results of operations, as well as the market price and behavior of certain securities issued by the Group (or their terms, if amended following any exercise of the Spanish Bail-in Power (as defined herein)).
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
While the Group believes it meets its current requirements (as applicable to BBVA and the Group as a whole, respectively), the capital requirements, the minimum requirement for own funds and eligible liabilities (“MREL”) and the calculation of the own funds and the eligible liabilities available for MREL purposes are subject to interpretation and change and, therefore, no assurance can be given that the Group’s interpretation is the appropriate one or that BBVA and/or the Group will not be subject to more stringent requirements at any future time. Likewise, no assurance can be given that BBVA and/or the Group will be able to fulfil whatever future requirements may be imposed, even if such requirements were to be equal or lower than those currently in force, or that BBVA and/or the Group will be able to comply with any capital target that may have been announced to the market. Any such failure could be adversely perceived by investors and/or supervisors who could interpret that a lack of capital-generating capacity for BBVA and/or the Group exists or that the capital structure has deteriorated, either of which could adversely affect the market value or behavior of securities issued by BBVA and/or the Group (any of its capital instruments and eligible liabilities). Further, BBVA and/or the Group may report amounts different from consensus estimates, which may also affect market perceptions of BBVA and the Group.

If BBVA or the Group failed to comply with its “combined buffer requirement”, BBVA would have to calculate the Maximum Distributable Amount (“MDA”) and, until such calculation has been undertaken and reported to the Bank of Spain, BBVA would not be able to make any (i) distributions relating to CET1 capital; (ii) payments related to variable remuneration or discretionary pension benefits; and (iii) distributions linked to additional tier 1 (AT1) instruments (collectively, “discretionary payments”). Once the MDA has been calculated and reported, such discretionary payments would be limited to the calculated MDA. Likewise, should BBVA or the Group not meet the applicable combined buffer requirement, it could result in the imposition of additional requirements of “Pillar 2”. Regarding MREL, failure by BBVA to meet its respective “combined buffer requirement” for these purposes, taken together with its MREL requirements could result in the imposition of restrictions or prohibitions on discretionary payments (the MREL-MDA). Additionally, failure to comply with the capital requirements may result in the implementation of early intervention measures or, ultimately, resolution measures by the resolution authorities. For additional information on such requirements, see “Item 4. Information on the Company—Business Overview—Supervision and Regulation—Capital Requirements, MREL and Resolution”.
Regulation (EU) 2019/876 of the European Parliament and of the Council, of May 20, 2019 (as amended, replaced or supplemented at any time, “CRR II”) establishes a binding requirement for the leverage ratio effective from June 28, 2021 of 3% of Tier 1 capital (as of December 31, 2024 the phased-in and the fully loaded leverage ratios of the Group were 6.81%). Any failure to comply with this leverage ratio buffer may also result in the need to calculate and report the MDA, and restrictions on discretionary payments. Moreover, CRR II proposes new requirements that capital instruments must meet in order to be considered AT1 or Tier 2 instruments. Once the grandfathering period in CRR II has elapsed, AT1 and/or Tier 2 instruments which do not comply with the new requirements at such date will no longer be considered as capital instruments. This could give rise to shortfalls in BBVA’s or the Group’s regulatory capital and, ultimately, could result in failure to comply with the applicable minimum regulatory capital requirements, with the aforementioned consequences.
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
Furthermore, the implementation of the Basel III reforms (informally referred to as Basel IV) described in “Item 4. Information on the Company—Business Overview—Supervision and Regulation—Capital Requirements, MREL and Resolution” (including changes to the calculation of the Group’s operational risk) could result in an increase of BBVA’s and the Group’s total RWAs and, therefore, could also result in a decrease of BBVA’s and the Group’s capital ratios. Likewise, the lack of uniformity in the implementation of the Basel III reforms across jurisdictions in terms of timing and applicable regulations could give rise to inequalities and competition distortions. Moreover, the lack of regulatory coordination, with some countries bringing forward the application of Basel III requirements or increasing such requirements, could adversely affect an entity with global operations such as the Group and could affect its profitability.
Additionally, should the Total Loss Absorbing Capacity (TLAC) requirements, currently only imposed upon financial institutions of global systemic importance (“G-SIBs”), be imposed on non-G-SIBs entities or should the Group once again be classified as a G-SIB, additional minimum requirements similar to MREL could in the future be imposed upon the Group.
There can be no assurance that the capital or MREL requirements will not adversely affect BBVA’s or its subsidiaries’ ability to make discretionary payments, or result in the cancellation of such payments (in whole or in part), or require BBVA or such subsidiaries to issue additional securities that qualify as eligible liabilities or regulatory capital, to liquidate assets, to curtail business or to take any other actions, any of which may have adverse effects on the Group’s business, financial condition and results of operations. Furthermore, an increase in capital or MREL requirements could adversely affect the return on equity and other of the Group’s financial results indicators. Moreover, BBVA’s or the Group’s failure to comply with their capital or MREL requirements could have a material adverse effect on the Group’s business, financial condition and results of operations.
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
In addition, governments in different jurisdictions, including Spain, have sought to identify new funding sources, and they have recently focused on the financial sector, including in response to the demands of various political forces. The Group’s presence in various jurisdictions increases its exposure to regulatory and interpretative changes, which may include (i) increases in the tax rates to which the Group is subject, such as the introduction in Spain of a minimum effective tax rate (18% of the tax base for credit institutions) since 2022 or EU Council Directive 2022/2523 of December 14, 2022, which introduces a global minimum effective rate of corporate taxation (15%) for multinational enterprise and large-scale domestic groups in the EU and that is pending to be transposed into Spanish regulation, (ii) changes in the calculation of tax bases, and exemptions therefrom, such as the introduction of a limitation in Spain since 2021 to the exemption for dividends and capital gains from domestic and foreign subsidiaries to 95%, which means that 5% of the dividends and capital gains of Group companies will be subject in Spain to, and not exempt from, corporate tax or, (iii) the creation of new taxes and/or levies, like the common financial transaction tax (“FTT”) in various jurisdictions or the creation of temporary taxes applicable to credit institutions operating in Spain.
See “Item 4. Information on the Company—Business Overview—Supervision and Regulation—Principal Markets—Spain—Temporary Tax on Credit Institutions in Spain” for information on the new tax on the interest margin and commissions of certain financial entities in Spain.
Increases in the tax burden of the Group could materially and adversely affect the Group’s business, financial condition and results of operations.
The Group is exposed to compliance risks
The Group, due to its role in the economy and the nature of its activities, is singularly exposed to certain compliance risks. In particular, the Group must comply with regulations regarding customer conduct, antitrust, market conduct, the prevention of money laundering and the financing of terrorist activities, the protection of personal data, the restrictions established by national or international sanctions programs and anti-corruption laws (including the U.S. Foreign Corrupt Practices Act of 1977 and the UK Bribery Act of 2010), the violations of which could lead to very significant penalties. These anti-corruption laws generally prohibit providing anything of value to government officials for the purposes of obtaining or retaining business or securing any improper business advantage. As part of the Group’s business, the Group directly or indirectly, through third parties, deals with entities whose employees are considered to be government officials. The Group’s activities are also subject to complex customer protection and market integrity regulations.
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
Although the Group has adopted policies, procedures, systems and other measures to manage compliance risk, it is dependent on its employees and external suppliers for the implementation of these policies, procedures, systems and other measures, and it cannot guarantee that these are sufficient or that the employees (125,916 as of December 31, 2024) or other persons of the Group or its business partners, agents and/or other third parties with a business or professional relationship with the Group do not circumvent or violate regulations or the Group’s ethics and compliance regulations, acts for which such persons or the Group could be held ultimately responsible and/or that could damage the Group’s reputation. In particular, acts of misconduct by any employee, and particularly by senior management, could erode trust and confidence and damage the Group’s reputation among existing and potential clients and other stakeholders. Actual or alleged misconduct by Group entities in any number of activities or circumstances, including operations, employment-related offenses such as sexual harassment and discrimination, regulatory compliance, the use and protection of data and systems, and the satisfaction of client expectations, and actions taken by regulators or others in response to such misconduct, could lead to, among other things, sanctions, fines and reputational damage, any of which could have a material adverse effect on the Group’s business, financial condition and results of operations.

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
OPERATIONAL RISKS
Attacks, failures or deficiencies in the Group’s procedures, systems and security or those of third parties to which the Group is exposed could have a material adverse effect on the Group’s business, financial condition and results of operations, and could harm its reputation
The Group’s activities depend to a large extent on its ability to process and report effectively and accurately on a high volume of highly complex transactions with numerous and diverse products and services (by their nature, generally ephemeral), in different currencies and subject to different regulatory regimes. Therefore, it relies on highly sophisticated information technology (“IT”) systems for data transmission, processing and storage. However, IT systems are vulnerable to various problems, such as hardware and software malfunctions, computer viruses, hacking, and physical damage to IT centers. BBVA’s exposure to these risks has increased significantly in recent years due to the Group’s implementation of its ambitious digital strategy. Currently, approximately 66% of new clients choose digital channels to start their relationship with BBVA. The Group suffers cybersecurity incidents and system failures from time to time, and any such incident or failure could have a material adverse effect on the Group’s business, financial condition and results of operations, and could harm its reputation.

Any attack, failure or deficiency in the Group’s systems could, among other things, lead to the misappropriation of funds of the Group’s clients or the Group itself and the unauthorized disclosure, destruction or use of confidential information or personal data, as well as prevent the normal operation of the Group, and impair its ability to provide services and carry out its internal management. In addition, any attack, failure or deficiency could result in the loss of customers and business opportunities, damage to computers and systems, violation of regulations regarding data protection and/or other regulations, exposure to litigation, fines, sanctions or interventions, loss of confidence in the Group’s security measures, damage to its reputation, reimbursements and compensation, and additional regulatory compliance expenses and could have a material adverse effect on the Group’s business, financial condition and results of operations. Furthermore, it is possible that such attacks, failures or deficiencies will not be detected on time or ever. The Group is likely to be forced to spend significant additional resources to improve its security measures in the future. As cyber-attacks are becoming increasingly sophisticated and difficult to prevent (including as a result of the use of artificial intelligence), the Group may not be able to anticipate or prevent all possible vulnerabilities, nor to implement preventive measures that are effective or sufficient.
Customers and other third parties to which the Group is significantly exposed, including the Group’s service providers (such as providers of data processing or cloud computing services to which the Group has outsourced certain services), face similar risks. Any attack, failure or deficiency that may affect such third parties could, among other things, adversely affect the Group’s ability to carry out operations or provide services to its clients or result in the unauthorized disclosure, destruction or use of confidential information or personal data. Furthermore, the Group may not be aware of such attack, failure or deficiency in time, which could limit its ability to react. Moreover, as a result of the increasing consolidation, interdependence and complexity of financial institutions and technological systems, an attack, failure or deficiency that significantly degrades, eliminates or compromises the systems or data of one or more financial institutions could have a significant impact on its counterparts or other market participants, including the Group.
The prolific use of artificial intelligence technologies has increased the risk of unauthorized access to BBVA’s IT systems and client accounts and of unauthorized disclosure, destruction or use of confidential information or personal data. While there is potential for these technologies to support BBVA’s detection of and defense against unauthorized access attempts and accidental disclosures, malicious or negligent use of these technologies by employees or other third parties may increase these risks. For example, our employees or other third parties may input confidential information into a generative artificial intelligence system (in particular, a system that is managed, owned or controlled by a third party), thereby compromising our business operations or the integrity of BBVA’s proprietary information or client data. Any such incident of unauthorized access or disclosure could have a material adverse effect on the Group’s business, financial condition and results of operations, and could harm its reputation.

ITEM 4. INFORMATION ON THE COMPANY
A. History and Development of the Company
BBVA’s predecessor bank, BBV (Banco Bilbao Vizcaya), was incorporated as a public limited company (a “sociedad anónima” or S.A.) under the Spanish Corporations Law on October 1, 1988. BBVA was formed following the merger of Argentaria into BBV (Banco Bilbao Vizcaya), which was approved by the shareholders of each entity on December 18, 1999 and registered on January 28, 2000. It conducts its business under the commercial name “BBVA”. BBVA is registered with the Commercial Registry of Vizcaya (Spain). It has its registered office at Plaza de San Nicolás 4, Bilbao, Spain, 48005, and operates out of Calle Azul, 4, 28050, Madrid, Spain (Telephone: +34-91-374-6201). BBVA’s agent in the U.S. for U.S. federal securities law purposes is Banco Bilbao Vizcaya Argentaria, S.A. New York Branch (Two Manhattan West 375 9th Avenue, 8th Floor, New York, New York 10001 (Telephone: +1-212-728-1660)). BBVA is incorporated for an unlimited term.
Capital Expenditures
Our principal investments are financial investments in our subsidiaries and affiliates. The main capital expenditures from 2022 to the date of this Annual Report are described below. BBVA’s pending offer to exchange 100% of the shares of Banco de Sabadell, S.A. for shares of BBVA, if successful, could result in further significant capital expenditures. See “—Other Relevant Information— Offer to exchange 100% of the shares of Banco de Sabadell, S.A. for shares of Banco Bilbao Vizcaya Argentaria, S.A.”.
2024
In 2024, there were no significant capital expenditures.
2023
In 2023, there were no significant capital expenditures.
2022
Voluntary takeover bid for the entire share capital of Türkiye Garanti Bankası A.Ş.
On November 15, 2021, BBVA announced a voluntary takeover bid (“VTB”) addressed to the holders of the 2,106,300,000 shares4 of Garanti BBVA not controlled by BBVA, which represented 50.15% of Garanti BBVA’s total share capital. BBVA submitted for authorization an application for the VTB to the supervisor of the securities markets in Turkey (the Capital Markets Board of Turkey or “CMB”) on November 18, 2021.
On March 31, 2022, CMB approved the relevant information memorandum and on the same day BBVA announced the start of the VTB acceptance period on April 4, 2022. On May 18, 2022, BBVA announced the finalization of the offer acceptance period, with the acquisition of 36.12% of Garanti BBVA’s share capital. The total amount paid by BBVA was approximately 22,758 million Turkish lira (equivalent to approximately €1,390 million5 including the expenses associated with the transaction and net of the collection of the dividends corresponding to the stake acquired). The transaction resulted in a capital gain of approximately €924 million (including the impacts after the application of IAS 29 “Financial Reporting in Hyperinflationary Economies”, see Note 2.2.18 to the Consolidated Financial Statements). An amount of €3,609 million was recorded under the heading “Other reserves” and there was a reclassification to “Accumulated other comprehensive income (loss)” corresponding to the 36.12% acquired from “Minority interests” to “Accumulated other comprehensive income (loss)” of the parent company amounting to a loss of €2,685 million. The total derecognition associated with the transaction of the heading “Minority interests” considering “Other items” and “Accumulated other comprehensive income (loss)” amounted to a loss of €2,541 million. The percentage of total share capital of Garanti BBVA owned by BBVA after the completion of the VTB on May 18, 2022 was 85.97% (the same percentage as on December 31, 2024).
Capital Divestitures
Our principal divestitures are divestitures in our subsidiaries and affiliates. In 2024, 2023 and 2022, there were no significant capital divestitures.
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
In 2024, the number of digital and mobile phone customers and the volume of online transactions continued to increase.
Operating Segments
As of December 31, 2024, the structure of the operating segments used by the BBVA Group for management purposes remained the same as in 2023.
Set forth below are the Group’s current five operating segments:
• Spain;
• Mexico;
• Turkey;
• South America; and
• Rest of Business.
In addition to the operating segments referred to above, the Group has a Corporate Center which includes those items that have not been allocated to an operating segment. It includes the Group’s general management functions, including costs from central units that have a corporate function; management of structural exchange rate positions carried out by the ALCO, including currency hedging; certain proprietary portfolios; certain tax assets and liabilities; certain provisions related to commitments with employees; and goodwill and other intangibles, as well as the financing of such asset portfolios. It also includes the results of the Group’s stake in the venture capital fund Propel Venture Partners.

Following the publication of our consolidated financial statements as of and for the years ended December 31, 2023, 2022 and 2021 included in our annual report on Form 20-F for the year ended December 31, 2023, certain immaterial balance sheet intra-group adjustments between the Corporate Center and the operating segments were reallocated to the corresponding operating segments. In addition, certain expenses related to global projects and activities were reallocated between the Corporate Center and the corresponding operating segments. In order to make the segment information as of and for the years ended December 31, 2023 and 2022 comparable with the segment information as of and for the year ended December 31, 2024, segment information as of and for the years ended December 31, 2023 and 2022 has been revised in conformity with these intra-group adjustments. These intra-group adjustments had no impact at the consolidated level.
In addition, with the entry into force of IFRS 17, the balance sheet as of December 31, 2022 and the income statement for the year ended December 31, 2022 of the operating segments of the BBVA Group were restated (see “Presentation of Financial Information—Changes in Accounting Policies—IFRS 17 – Insurance contracts” herein).
The breakdown of the Group’s total assets by each of BBVA’s operating segments and the Corporate Center as of December 31, 2024, 2023 and 2022 was as follows:

	As of December 31,
	2024	2023	2022
	(In Millions of Euros)
Spain	417,752	457,573	427,049
Mexico	168,470	173,489	142,557
Turkey	82,782	68,329	66,036
South America	73,997	64,779	61,951
Rest of Business	66,534	64,274	49,952
Subtotal Assets by Operating Segment	809,536	828,445	747,545
Corporate Center and Adjustments (1)	(37,134)	(52,886)	(35,453)
Total Assets BBVA Group	772,402	775,558	712,092
(1)Includes balance sheet intra-group adjustments between the Corporate Center and the operating segments (see “Presentation of Financial Information—Changes in Intra-Group Adjustments” for information on such adjustments).
The following table sets forth information relating to the profit (loss) attributable to parent company for each of BBVA’s operating segments and the Corporate Center for the years ended December 31, 2024, 2023 and 2022. Such information is presented under management criteria; however, for the years ended December 31, 2024 and 2023, there are no differences between the sum of the income statements of our operating segments and the Corporate Center (calculated in accordance with management criteria used to report segment financial information) and the consolidated income statement of the Group. For additional information on the profit (loss) attributable to parent company for each of BBVA’s operating segments and the Corporate Center, see “Item 5. Operating and Financial Review and Prospects—Operating Results—Results of Operations by Operating Segment”.

	Profit / (Loss) Attributable to Parent Company			% of Profit / (Loss) Attributable to Parent Company (1)
	For the year ended December 31,
	2024	2023	2022	2024	2023	2022
	(In Millions of Euros)			(In Percentage)
Spain	3,784	2,720	1,667	34	28	23
Mexico	5,447	5,319	4,131	50	56	57
Turkey	611	527	505	6	6	7
South America	635	601	738	6	6	10
Rest of Business	500	396	240	5	4	3
Subtotal operating segments	10,978	9,564	7,280	100	100	100
Corporate Center	(924)	(1,544)	(922)
Profit attributable to parent company	10,054	8,019	6,358

(1) Based on subtotal from operating segments.

The following table sets forth certain summarized information relating to the income of each operating segment and the Corporate Center for the years ended December 31, 2024, 2023 and 2022. Such information is presented under management criteria; however, for the years ended December 31, 2024 and 2023, there are no differences between the sum of the income statements of our operating segments and the Corporate Center (calculated in accordance with management criteria used to report segment financial information) and the consolidated income statement of the Group. For additional information on the income of each of BBVA’s operating segments and the Corporate Center, see “Item 5. Operating and Financial Review and Prospects—Operating Results—Results of Operations by Operating Segment”.

	Operating Segments
	Spain	Mexico	Turkey	South America	Rest of Business	Corporate Center	Total (1)
	(In Millions of Euros)
December 2024
Net interest income / (expense)	6,435	11,556	1,492	5,589	741	(546)	25,267
Gross income	9,490	15,337	4,212	5,405	1,458	(421)	35,481
Operating profit / (loss) before tax	5,309	7,522	1,741	1,342	634	(1,142)	15,405
Profit / (loss) attributable to parent company	3,784	5,447	611	635	500	(924)	10,054
December 2023
Net interest income / (expense)	5,620	11,054	1,869	4,394	539	(386)	23,089
Gross income	7,888	14,267	2,981	4,331	1,103	(1,029)	29,542
Operating profit / (loss) before tax	3,897	7,329	1,324	1,189	489	(1,809)	12,419
Profit / (loss) attributable to parent company	2,720	5,319	527	601	396	(1,544)	8,019
December 2022
Net interest income / (expense)	3,774	8,378	2,611	4,138	332	(109)	19,124
Gross income	6,112	10,734	3,172	4,265	790	(329)	24,743
Operating profit / (loss) before tax	2,610	5,620	1,636	1,434	277	(1,175)	10,402
Profit / (loss) attributable to parent company	1,667	4,131	505	738	240	(922)	6,358
(1)For information on the reconciliation of the sum of the income statements of our operating segments and the Corporate Center (calculated in accordance with management criteria used to report segment financial information) and the consolidated income statement of the Group for the year ended December 31, 2022, see “Item 5. Operating and Financial Review and Prospects—Operating Results—Results of Operations by Operating Segment”.

The following tables set forth summarized information relating to the balance sheet of the operating segments and the Corporate Center and adjustments as of December 31, 2024, 2023 and 2022:

	As of December 31, 2024
	Spain	Mexico	Turkey	South America	Rest of Business	Total Operating Segments	Corporate Center and Adjustments (1)
	(In Millions of Euros)
Total Assets	417,752	168,470	82,782	73,997	66,534	809,536	(37,134)
Cash, cash balances at central banks and other demand deposits	12,734	12,564	8,828	8,906	8,348	51,379	(234)
Financial assets at fair value (2)	115,735	54,547	4,503	10,884	1,627	187,296	(7,964)
Financial assets at amortized cost	237,279	94,595	64,893	49,983	56,013	502,763	(362)
Loans and advances to customers	179,667	88,725	48,299	46,846	50,392	413,930	(1,453)
Of which:
Residential mortgages	67,975	16,280	1,636	8,011	679	94,580
Consumer finance	15,911	13,087	6,286	9,582	700	45,566
Other households	5,642	2,578	2,306	827	191	11,544
Credit cards	2,798	9,514	10,185	3,557	15	26,070
Loans to enterprises	71,877	40,745	27,605	23,041	48,155	211,423
Loans to public sector	12,516	6,840	225	1,645	654	21,879
Total Liabilities	402,432	156,743	74,537	66,907	61,501	762,120	(49,732)
Financial liabilities held for trading and designated at fair value through profit or loss	75,279	30,885	1,943	2,060	642	110,809	(9,267)
Financial liabilities at amortized cost - Customer deposits	228,471	84,949	58,095	50,738	27,432	449,685	(2,039)
Of which:
Demand and savings deposits	192,770	70,091	26,482	31,172	11,295	331,811
Time deposits	28,137	13,871	30,961	19,566	16,137	108,671
Total Equity	15,320	11,727	8,245	7,090	5,033	47,416	12,598
Assets under management	108,695	57,253	18,076	7,936	645	192,605
Mutual funds	82,854	52,528	12,949	7,936	—	156,265
Pension funds	25,841	—	5,128	—	645	31,614
Other placements	—	4,726	—	—	—	4,726
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

	As of December 31, 2023
	Spain	Mexico	Turkey	South America	Rest of Business	Total Operating Segments	Corporate Center and Adjustments (1)
	(In Millions of Euros)
Total Assets	457,573	173,489	68,329	64,779	64,274	828,445	(52,886)
Cash, cash balances at central banks and other demand deposits	44,653	10,089	9,700	6,585	4,748	75,776	(359)
Financial assets at fair value (2)	146,136	60,379	3,692	10,508	15,475	236,189	(23,250)
Financial assets at amortized cost	216,334	96,342	51,543	44,508	43,363	452,089	(357)
Loans and advances to customers	173,169	88,112	37,416	41,213	39,322	379,231	(1,588)
Of which:
Residential mortgages	67,028	17,119	1,041	7,409	766	93,363
Consumer finance	14,949	12,862	4,908	9,335	646	42,699
Other households	5,593	2,613	1,200	833	221	10,460
Credit cards	2,575	9,695	6,734	2,595	13	21,611
Loans to enterprises	66,851	38,689	22,967	19,015	37,035	184,556
Loans to public sector	12,716	7,712	489	1,826	521	23,264
Total Liabilities	442,681	162,271	61,892	58,485	60,083	785,412	(65,119)
Financial liabilities held for trading and designated at fair value through profit or loss	111,701	28,492	1,878	3,289	14,831	160,192	(25,177)
Financial liabilities at amortized cost - Customer deposits	217,235	92,564	50,651	42,567	13,056	416,073	(2,587)
Of which:
Demand and savings deposits	187,937	76,156	23,100	26,080	5,170	318,443
Time deposits	28,067	14,770	26,221	16,488	7,885	93,431
Total Equity	14,892	11,218	6,438	6,294	4,191	43,033	12,233
Assets under management	97,253	53,254	7,768	5,525	566	164,366
Mutual funds	72,875	49,062	4,386	5,525	—	131,848
Pension funds	24,378	—	3,382	—	566	28,326
Other placements	—	4,192	—	—	—	4,192
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

	As of December 31, 2022
	Spain	Mexico	Turkey	South America	Rest of Business	Total Operating Segments	Corporate Center and Adjustments (1)
	(In Millions of Euros)
Total Assets	427,049	142,557	66,036	61,951	49,952	747,545	(35,453)
Cash, cash balances at central banks and other demand deposits	49,185	13,228	6,061	7,695	4,015	80,184	(428)
Financial assets at fair value (2)	126,413	46,575	5,203	10,739	5,090	194,020	(10,174)
Financial assets at amortized cost	204,528	77,191	51,621	40,448	40,425	414,215	207
Loans and advances to customers	173,971	71,231	37,443	38,437	37,375	358,456	(1,105)
Of which:
Residential mortgages	68,691	14,078	1,122	6,651	1,032	91,574
Consumer finance	14,026	9,951	5,746	7,965	527	38,214
Other households	5,647	1,936	1,026	853	213	9,674
Credit cards	2,528	7,245	4,825	2,779	8	17,384
Loans to enterprises	68,258	32,435	23,890	18,762	35,033	178,378
Loans to public sector	12,060	6,142	583	1,475	618	20,878
Total Liabilities	413,909	132,726	59,326	56,077	45,604	707,642	(46,067)
Financial liabilities held for trading and designated at fair value through profit or loss	84,619	25,840	2,138	2,813	4,397	119,808	(13,617)
Financial liabilities at amortized cost - Customer deposits	221,019	77,750	46,339	40,042	9,827	394,978	(574)
Of which:
Demand and savings deposits	198,131	64,613	24,794	26,103	3,561	317,203
Time deposits	22,008	12,504	20,798	13,939	6,266	75,515
Total Equity	13,140	9,831	6,711	5,874	4,348	39,903	10,613
Assets under management	86,759	38,196	6,936	17,760	520	150,170
Mutual funds	63,786	35,614	3,731	5,804	—	108,935
Pension funds	22,973	—	3,205	11,956	520	38,653
Other placements	—	2,582	—	—	—	2,582
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
•Corporate and Investment Banking: responsible for business with large corporations and multinational groups and the trading floor and distribution business in Spain; and
•Other units: which includes the insurance business unit in Spain (BBVA Seguros) as well as the Group’s shareholding in Compañía de Seguros y Reaseguros, S.A., the Asset Management unit (which manages Spanish mutual funds and pension funds), lending to real estate developers and foreclosed real estate assets in Spain, as well as certain proprietary portfolios and certain funding and structural interest-rate positions of the euro balance sheet which are not included in the Corporate Center. During 2020, BBVA Seguros transferred to Allianz, Compañía de Seguros y Reaseguros, S.A. (“Allianz”), 50% of the share capital plus one share in BBVA Seguros Generales. Further to the purchase price paid by Allianz at such time, Allianz will need to pay to BBVA up to an additional €100 million if certain business goals and milestones are met. As of December 31, 2024, BBVA has recorded a portion of the amount corresponding to the earn-out for the last five years. As of December 31, 2023, BBVA received the total amount corresponding to the earn-out for the three years 2020 to 2023, which was not material for the consolidated financial statements of the BBVA Group.
Cash, cash balances at central banks and other demand deposits as of December 31, 2024 amounted to €12,734 million, a 71.5% decrease compared with the €44,653 million recorded as of December 31, 2023, mainly due to the decrease in cash held at the European Central Bank as a result of decreases in funding through repurchase agreements with the aim of reducing funding costs, and the use of cash to make additional purchases of Spanish sovereign debt and other debt issuances.
Financial assets at fair value of this operating segment (which includes the following portfolios: “Financial assets held for trading”, “Non-trading financial assets mandatorily at fair value through profit or loss”, “Financial assets designated at fair value through profit or loss” and “Financial assets at fair value through other comprehensive income”) amounted to €115,735 million as of December 31, 2024, a 20.8% decrease from the €146,136 million recorded as of December 31, 2023, mainly as a result of the decrease in loans to credit institutions (through reverse repurchase agreements) recorded under “Financial liabilities held for trading” due to the offsetting of certain financial assets and liabilities, for presentation purposes, in application of IAS 32 in 2024 (see Note 7.4.2 to the Consolidated Financial Statements).
Financial assets at amortized cost of this operating segment as of December 31, 2024 amounted to €237,279 million, a 9.7% increase compared with the €216,334 million recorded as of December 31, 2023. Within this heading, loans and advances to customers amounted to €179,667 million as of December 31, 2024, a 3.8% increase compared with the €173,169 million recorded as of December 31, 2023, mainly due to the increases in the wholesale portfolio, in particular, loans to enterprises. In addition, within this heading, debt securities of this operating segment as of December 31, 2024 amounted to €42,791 million, a 33.0% increase compared with the €32,164 million recorded as of December 31, 2023, mainly as a result of an increase in Spanish sovereign debt recorded as “Financial assets at amortized cost”, within a high interest rate environment.
Financial liabilities held for trading and designated at fair value through profit or loss of this operating segment as of December 31, 2024 amounted to €75,279 million, a 32.6% decrease compared with the €111,701 million recorded as of December 31, 2023, mainly due to the decrease in deposits from credit institutions (through repurchase agreements) recorded under “Financial liabilities held for trading” due to the offsetting of certain financial assets and liabilities, for presentation purposes, in application of IAS 32 in 2024 (see Note 7.4.2 to the Consolidated Financial Statements).
Customer deposits at amortized cost of this operating segment as of December 31, 2024 amounted to €228,471 million, a 5.2% increase compared with the €217,235 million recorded as of December 31, 2023, mainly due to the increase in demand and savings deposits, as customers shifted towards savings within a high interest rate scenario (in particular, during the first half of 2024), and increases in deposits of the Spanish government and other government agencies (through repurchase agreements), partially offset by a shift of certain customer deposits from Spain towards deposits in our New York branch (which are recorded in the Rest of Business operating segment).

Off-balance sheet funds of this operating segment (which includes “Mutual funds” (including customers’ portfolios) and “Pension funds”) as of December 31, 2024 amounted to €108,695 million, an 11.8% increase compared with the €97,253 million recorded as of December 31, 2023, mainly due to the increase in mutual funds as a result of the positive stock market performance.
This operating segment’s non-performing loan ratio (defined as non-performing loans divided by total credit risk and calculated as the sum of impaired loans and advances to customers, impaired guarantees to customers and other impaired commitments divided by the sum of loans and advances to customers, guarantees to customers and other commitments) decreased to 3.7% as of December 31, 2024 from 4.1% as of December 31, 2023. This ratio was positively affected by the sale of portfolios of non-performing mortgage loans and certain unsecured retail portfolios and lower net entries in non-performing loans in the mortgage and wholesale portfolios. This operating segment’s non-performing loan coverage ratio (defined as allowance for credit losses divided by non-performing loans and calculated as loss allowances on loans and advances divided by the sum of impaired loans and advances to customers, impaired guarantees to customers and other impaired commitments) increased to 59% as of December 31, 2024 from 55% as of December 31, 2023, mainly due to the decrease in non-performing loans.
Mexico
The Mexico operating segment includes the banking, insurance and asset management business conducted in Mexico by BBVA Mexico. It also includes BBVA Mexico’s agency in Houston.
The Mexican peso depreciated 13.1% against the euro as of December 31, 2024 compared with December 31, 2023, negatively affecting the business activity of the Mexico operating segment as of December 31, 2024 expressed in euros. See “Item 5. Operating and Financial Review and Prospects―Operating Results―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Trends in Exchange Rates”.
Cash, cash balances at central banks and other demand deposits as of December 31, 2024 amounted to €12,564 million, a 24.5% increase compared with the €10,089 million recorded as of December 31, 2023, mainly due to increases in cash balances held in U.S. dollars at the Federal Reserve (“Fed”), through repurchase agreements and foreign exchange swaps, and, to a lesser extent, debt issuances completed during 2024, which increased liquidity levels, partially offset by the credit gap widening (as deposits decreased while loans increased slightly) and the depreciation of the Mexican peso against the euro.
Financial assets at fair value of this operating segment (which includes the following portfolios: “Financial assets held for trading”, “Non-trading financial assets mandatorily at fair value through profit or loss”, “Financial assets designated at fair value through profit or loss” and “Financial assets at fair value through other comprehensive income”) as of December 31, 2024 amounted to €54,547 million, a 9.7% decrease from the €60,379 million recorded as of December 31, 2023, mainly due to the depreciation of the Mexican peso against the euro.
Financial assets at amortized cost of this operating segment as of December 31, 2024 amounted to €94,595 million, a 1.8% decrease compared with the €96,342 million recorded as of December 31, 2023. Within this heading, loans and advances to customers of this operating segment as of December 31, 2024 amounted to €88,725 million, a 0.7% increase compared with the €88,112 million recorded as of December 31, 2023, mainly attributable to the increase in wholesale loans (in particular, corporate banking, which are mostly referenced to variable interest rates), partially offset by the depreciation of the Mexican peso against the euro.
Financial liabilities held for trading and designated at fair value through profit or loss of this operating segment as of December 31, 2024 amounted to €30,885 million, an 8.4% increase compared with the €28,492 million recorded as of December 31, 2023, mainly as a result of the increase in deposits from central banks (through repurchase agreements) recorded under “Financial liabilities held for trading”, partially offset by the depreciation of the Mexican peso against the euro.
Customer deposits at amortized cost of this operating segment as of December 31, 2024 amounted to €84,949 million, an 8.2% decrease compared with the €92,564 million recorded as of December 31, 2023, mainly as a result of the depreciation of the Mexican peso against the euro and increased competition from other banks for remunerated deposits and, more generally, from neobanks, partially offset by increases in time and demand and savings deposits in local currency.
Off-balance sheet funds of this operating segment (which includes “Mutual funds” (including customers’ portfolios) and “Other placements”) as of December 31, 2024 amounted to €57,253 million, a 7.5% increase compared with the €53,254 million as of December 31, 2023, mainly as a result of the continuing search by customers for higher profitability investments, which continued to boost mutual funds, partially offset by the depreciation of the Mexican peso against the euro.

This operating segment’s non-performing loan ratio (as defined herein) increased to 2.7% as of December 31, 2024 from 2.6% as of December 31, 2023 mainly due to the increase in the balance of certain non-performing retail loan portfolios, partially offset by higher write-offs. This operating segment’s non-performing loan coverage ratio (as defined herein) decreased to 121% as of December 31, 2024 from 123% as of December 31, 2023.
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
The Turkish lira depreciated 11.1% against the euro as of December 31, 2024 compared to December 31, 2023, adversely affecting the business activity of the Turkey operating segment as of December 31, 2024 expressed in euros. See “Item 5. Operating and Financial Review and Prospects―Operating Results―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Trends in Exchange Rates”.
Since the first half of 2022, the Turkish economy has been considered to be hyperinflationary as defined by IAS 29 “Financial Reporting in Hyperinflationary Economies”. See “Presentation of Financial Information—Hyperinflationary Economies” for information on the impact of hyperinflation accounting.
BBVA’s operations in Turkey are subject to substantial regulation by Turkish national authorities. See “—Supervision and Regulation—Principal Markets — Turkey” for information on certain regulation that is relevant to our operations.
Cash, cash balances at central banks and other demand deposits as of December 31, 2024 amounted to €8,828 million, a 9.0% decrease compared with the €9,700 million recorded as of December 31, 2023, mainly due to the decrease in other demand deposits as a result of additional purchases of Turkish sovereign debt, and the depreciation of the Turkish lira against the euro, partially offset by the increase in Turkish lira-denominated deposits with the Central Bank of the Republic of Turkey (“CBRT”) as result of the increase in the required reserve ratio established by the CBRT in order to reduce excess liquidity of the Turkish lira in the market (see “—Supervision and Regulation—Principal Markets—Turkey”).
Financial assets at fair value of this operating segment (which includes the following portfolios: “Financial assets held for trading”, “Non-trading financial assets mandatorily at fair value through profit or loss”, “Financial assets designated at fair value through profit or loss” and “Financial assets at fair value through other comprehensive income”) as of December 31, 2024 amounted to €4,503 million, a 22.0% increase from the €3,692 million recorded as of December 31, 2023, mainly due to increases in local currency-denominated debt securities (mainly government bonds, mainly driven by the bond holding requirements established by the CBRT), partially offset by the depreciation of the Turkish lira against the euro.
Financial assets at amortized cost of this operating segment as of December 31, 2024 amounted to €64,893 million a 25.9% increase compared with the €51,543 million recorded as of December 31, 2023. Within this heading, loans and advances to customers of this operating segment as of December 31, 2024 amounted to €48,299 million, a 29.1% increase compared with the €37,416 million recorded as of December 31, 2023, mainly due to the increase in Turkish lira-denominated credit card loans and consumer loans, due, in part, to the measures adopted by the Turkish authorities to encourage Turkish lira-denominated loans (see “—Supervision and Regulation—Principal Markets—Turkey”), partially offset by the depreciation of the Turkish lira against the euro. In addition, within this heading, debt securities of this operating segment amounted to €7,417 million, a 10.6% increase from the €6,706 million recorded as of December 31, 2023, as a result of the increase in local currency-denominated government bonds. Further, loans and advances to central banks increased in the year ended December 31, 2024, as a result of the regulation and monetary policy adopted by the CBRT on foreign currency deposit accounts (where the relevant reserve requirement was set at 4% as of December 6, 2024, see “—Supervision and Regulation—Principal Markets—Turkey”).
Financial liabilities held for trading and designated at fair value through profit or loss of this operating segment as of December 31, 2024 amounted to €1,943 million, a 3.5% increase compared with the €1,878 million recorded as of December 31, 2023, mainly due to the increase in debt securities, partially offset by the depreciation of the Turkish lira against the euro.

Customer deposits at amortized cost of this operating segment as of December 31, 2024 amounted to €58,095 million, a 14.7% increase compared with the €50,651 million recorded as of December 31, 2023, mainly due to the increase in time deposits in Turkish lira (transferred, in part, from time deposits in U.S. dollars) and demand deposits in Turkish lira (as a result in part of the measures adopted by the Turkish authorities to encourage and protect deposits denominated in Turkish lira and prevent further dollarization of deposits, which included increased reserve requirements and the requirement that banks buy local currency-denominated government bonds if less than a certain percentage of their deposits are denominated in Turkish lira (see “—Supervision and Regulation—Principal Markets—Turkey”)), partially offset by the depreciation of the Turkish lira against the euro.
Off-balance sheet funds of this operating segment (which includes “Mutual funds” and “Pension funds”) as of December 31, 2024 amounted to €18,076 million, compared with the €7,768 million as of December 31, 2023, mainly due to increases in mutual funds as a result of the shift towards higher profitability investments, partially offset by the depreciation of the Turkish lira against the euro.
The non-performing loan ratio (as defined herein) of this operating segment decreased to 3.1% as of December 31, 2024 from 3.8% as of December 31, 2023, mainly as a result of growth in lending activity (as new lending increases the denominator used to calculate this ratio, whereas new lending is typically performing during the period and therefore does not affect the numerator), the sale of retail non-performing loan portfolios and the decrease in the balance of non-performing wholesale loans, offset, in part, by the higher non-performing loan net entries in the retail loan portfolios. This operating segment’s non-performing loan coverage ratio (as defined herein) decreased to 96% as of December 31, 2024 from 97% as of December 31, 2023.
South America
The South America operating segment includes the Group’s banking, finance, insurance and asset management business mainly in Argentina, Chile, Colombia, Peru, Uruguay, Venezuela and Brazil. It also includes representative offices in Sao Paulo (Brazil) and in Santiago (Chile).
The main business units included in the South America operating segment are:
•Retail and Corporate Banking: includes banks in Argentina, Colombia, Peru, Uruguay, Venezuela and Brazil.
•Insurance: includes insurance businesses in Argentina, Colombia and Venezuela.
As of December 31, 2024, the Argentine peso and the Colombian peso depreciated against the euro by 16.8% and 7.8%, respectively, compared to December 31, 2023. On the other hand, the Peruvian sol appreciated against the euro by 5.2% compared to December 31, 2023. Overall, changes in exchange rates resulted in a negative exchange rate effect on the business activity of the South America operating segment as of December 31, 2024 expressed in euros. See “Item 5. Operating and Financial Review and Prospects―Operating Results―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Trends in Exchange Rates”.
As of and for the years ended December 31, 2024, 2023 and 2022, the Argentine and Venezuelan economies were considered to be hyperinflationary as defined by IAS 29 “Financial Reporting in Hyperinflationary Economies” (see “Presentation of Financial Information—Hyperinflationary Economies”.
Cash, cash balances at central banks and other demand deposits as of December 31, 2024 amounted to €8,906 million, a 35.2% increase compared with the €6,585 million recorded as of December 31, 2023, mainly due to increases in funding from deposits in Peru, Colombia and Argentina, partially offset by the depreciation of the Argentine peso and the Colombian peso against the euro.
Financial assets at fair value for this operating segment (which includes the following portfolios: “Financial assets held for trading”, “Non-trading financial assets mandatorily at fair value through profit or loss”, “Financial assets designated at fair value through profit or loss” and “Financial assets at fair value through other comprehensive income”) as of December 31, 2024 amounted to €10,884 million, a 3.6% increase compared with the €10,508 million recorded as of December 31, 2023, mainly due to the increase of debt securities in Argentina, partially offset by the decrease in the value of derivatives recorded under the “Financial assets held for trading” portfolio in Colombia and the depreciation of the Argentine peso and the Colombian peso against the euro.
Financial assets at amortized cost of this operating segment as of December 31, 2024 amounted to €49,983 million, an 12.3% increase compared with the €44,508 million recorded as of December 31, 2023. Within this heading, loans and advances to customers of this operating segment as of December 31, 2024 amounted to €46,846 million, a 13.7% increase compared with the €41,213 million recorded as of December 31, 2023, mainly as a result of the increase in commercial loans and, to a lesser extent, credit card loans in Argentina, partially offset by the depreciation of the Colombian peso and the Argentine peso against the euro.

Financial liabilities held for trading and designated at fair value through profit or loss of this operating segment as of December 31, 2024 amounted to €2,060 million, a 37.4% decrease compared with the €3,289 million recorded as of December 31, 2023, mainly due to the decrease in the value of derivatives recorded under the “Financial liabilities held for trading” portfolio in Colombia, to a lesser extent, the depreciation of the Colombian peso against the euro and, to a much lesser extent, the depreciation of the Argentine peso against the euro.
Customer deposits at amortized cost of this operating segment as of December 31, 2024 amounted to €50,738 million, a 19.2% increase compared with the €42,567 million recorded as of December 31, 2023, mainly as a result of the increase in time deposits in Argentina and Colombia within a high interest rate environment (although central banks in South America have started to reduce interest reference rates) and the increase in demand deposits in U.S. dollars in Argentina during the fourth quarter of 2024, driven by the implementation of strong fiscal and monetary adjustments to reduce inflation by the Argentine government, partially offset by the decrease in deposits in the retail and wholesale portfolios in Peru and the depreciation of the Colombian peso and the Argentine peso.
Off-balance sheet funds of this operating segment (which includes “Mutual funds”, including customers’ portfolios, in Argentina, Colombia and Peru) as of December 31, 2024 amounted to €7,936 million, a 43.6% increase compared with the €5,525 million as of December 31, 2023, mainly due to our strategy to boost private banking activities in the region, partially offset by the depreciation of the Argentine peso.
The non-performing loan ratio (as defined herein) of this operating segment as of December 31, 2024 decreased to 4.5% from 4.8% as of December 31, 2023, mainly as a result of increased loan activity and higher write-offs in Peru and Colombia. This operating segment’s non-performing loan coverage ratio (as defined herein) stood at 88% as of December 31, 2024 and 2023.
Rest of Business
This operating segment mainly includes the wholesale activity carried out by the Group in Europe (excluding Spain), the United States and (through BBVA branches located therein) Asia.
The U.S. dollar appreciated 6.4% against the euro as of December 31, 2024 compared to December 31, 2023, slightly positively affecting the business activity of the Rest of Business operating segment as of December 31, 2024 expressed in euros. See “Item 5. Operating and Financial Review and Prospects―Operating Results―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Trends in Exchange Rates”.
Cash, cash balances at central banks and other demand deposits as of December 31, 2024 amounted to €8,348 million, a 75.8% increase compared with the €4,748 million recorded as of December 31, 2023, mainly due to the increase in cash balances held at central banks within this operating segment, since customer deposits have grown at a higher pace than financial assets and excess liquidity is held at central banks.
Financial assets at fair value for this operating segment (which includes the following portfolios: “Financial assets held for trading”, “Non-trading financial assets mandatorily at fair value through profit or loss”, “Financial assets designated at fair value through profit or loss” and “Financial assets at fair value through other comprehensive income”) as of December 31, 2024 amounted to €1,627 million, an 89.5% decrease compared with the €15,475 million recorded as of December 31, 2023, mainly due to the decrease in loans and advances (through reverse repurchase agreements) recorded under “Financial assets held for trading” in BBVA Securities Inc., our broker-dealer in the United States, as a result of decreased activity in the Global Markets unit, mainly as a result of the decrease in rates on the Reverse Repo Facility (“RRP”) established by the Fed.
Financial assets at amortized cost of this operating segment as of December 31, 2024 amounted to €56,013 million, a 29.2% increase compared with the €43,363 million recorded as of December 31, 2023. Within this heading, loans and advances to customers of this operating segment as of December 31, 2024 amounted to €50,392 million, a 28.2% increase compared with the €39,322 million recorded as of December 31, 2023, due to increased activity in the branches located in New York and Europe, in particular, in project finance and corporate loans.
Financial liabilities held for trading and designated at fair value through profit or loss of this operating segment as of December 31, 2024 amounted to €642 million, a 95.7% decrease compared with the €14,831 million recorded as of December 31, 2023, mainly due to the decrease in deposits (through repurchase agreements) recorded under “Financial liabilities held for trading” in the broker-dealer BBVA Securities Inc., as a result of decreased activity in the Global Markets unit, mainly as a result of the decrease in rates on the RRP established by the Fed.
Customer deposits at amortized cost of this operating segment as of December 31, 2024 amounted to €27,432 million, compared with the €13,056 million recorded as of December 31, 2023, mainly as a result of the growth in time deposits in the branches located in Europe and in the New York branch, due to increased activity and the shift from certain customer deposits in Spain.

Off-balance sheet funds of this operating segment as of December 31, 2024 amounted to €645 million, a 13.9% increase compared with the €566 million recorded as of December 31, 2023, due to increases in the balance of pension funds.
The non-performing loan ratio (as defined herein) of this operating segment as of December 31, 2024 decreased to 0.3% from 0.7% as of December 31, 2023, and was positively affected by the growth in lending activity and the decrease in non-performing loans due to repayments and recoveries. This operating segment’s non-performing loan coverage ratio (as defined herein) increased to 102% as of December 31, 2024 from 69% as of December 31, 2023 mainly as a result of the decrease in non-performing loans and the increase in the coverage of Stage 3 loans.

Insurance Activity
The Group has insurance subsidiaries mainly in Spain, Latin America (mostly in Mexico) and Turkey. The insurance entities located in Spain and Mexico together accounted for approximately 95% of total liabilities under insurance and reinsurance contracts as of December 31, 2024. The main products offered by the insurance subsidiaries are life insurance to cover the risk of death and life-savings insurance. Within life insurance, a distinction is made between freely sold products and those offered to customers who have taken mortgage or consumer loans, which cover the principal of those loans in the event of the customer’s death.
The Group offers, in general, two types of savings products: individual insurance, which seeks to provide the customer with savings for retirement or other events, and collective insurance, which is taken out by employers to cover their commitments to their employees.
See Note 23 to the Consolidated Financial Statements for additional information on our insurance activity, including its risk management.
Monetary Policy
The integration of Spain into the European Monetary Union (“EMU”) on January 1, 1999 implied the yielding of monetary policy sovereignty to the Eurosystem. The “Eurosystem” is composed of the ECB and the national central banks of the 20 member countries that form the EMU.
The Eurosystem determines and executes the policy for the single monetary union of the 20 member countries of the EMU. The Eurosystem collaborates with the central banks of member countries to take advantage of the experience of the central banks in each of its national markets. The basic tasks carried out by the Eurosystem include:
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

In 2024, the EU approved the transposition into domestic law of a final set of rules forming part of the Basel III framework Regulation (EU) 2024/1623, which constitutes a reform of the prudential regulatory framework (Capital Requirements Regulation and Directive). These new rules came into force on January 1, 2025, and their main objective is to make capital ratios more comparable among banks by imposing restrictions on banks that use their own internal models to calculate capital requirements.
The first pillar of the EBU relates to supervision and includes the SSM, which unified banking supervision in the European Union. This responsibility was placed under the ECB, which follows a strict policy of separation and confidentiality in order to ensure the independence of banking supervision and monetary policy. The SSM works in very close coordination with the national competent authorities (“NCAs”). As a result, the joint supervisory teams (“JSTs”) that are responsible for the daily supervision of the most significant banks (one JST per bank) are composed of employees from the ECB and, in the case of BBVA, from the Bank of Spain. This arrangement enables supervision to be distant enough in order to avoid any potential conflicts of interest, while also benefiting from local expertise on a particular country’s intricacies. In addition, JST members rotate periodically. Furthermore, the SSM has pushed for more internationally diverse JSTs and teams conducting on-site inspections, including assigning Heads of Mission of a different nationality than the bank’s country of origin and by having some members of the inspection team from a different EU country.
The second pillar of the EBU relates to resolution mechanisms and includes the Single Resolution Mechanism (“SRM”), for which the Single Resolution Board (“SRB”) was created. The SRB, located in Brussels, works closely with the National Resolution Authorities (“NRAs”), and, in the case of Spain, the Bank of Spain and the Spanish Executive Resolution Authority (“FROB”), to ensure the orderly resolution of failing banks with minimum impact on the real economy, the financial system and the public finances of the participating EU member states and other countries.
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
Bank resolution regulation was adopted following the 2008 financial crisis to minimize the extent to which taxpayer funds would be used to rescue failing financial institutions. The idea that underlies bank resolution regulation is that a “bail-in” is preferable to a “bail-out”. A “bail-out” occurs when a government rescues a bank by providing capital and/or liquidity support. In the past, such as during the 2008 financial crisis, “bail-outs” helped save banks from failing, with taxpayers assuming the burden. On the other hand, a “bail-in” occurs when a bank’s creditors (in addition to its shareholders) are forced to bear some of the burden by having some or all of their debt written off. See “—Capital Requirements, MREL and Resolution” below.
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
The third and final pillar of the EBU, which is still under discussion, is the European Deposit Insurance Scheme (“EDIS”). The EDIS would enable the insurance of deposits regardless of the country of origin of the bank, thus creating a fully harmonized banking union. However, there remain political obstacles to the creation of the EDIS which have not yet been resolved. In 2019, a High Level Working Group on EDIS was created and charged with presenting a roadmap to start political negotiations. In April 2024, the European Parliament published a draft report to unlock the EDIS file, focusing only on liquidity support (the first stage of EDIS) and excluding banks subject to an institutional protection scheme and branches of foreign banks (the “EDIS Proposal”). The EDIS Proposal contemplates an eventual progress towards a fully mutualized EDIS, but a European Commission proposal would be needed for that. In May 2024, the Committee of Economic and Monetary Affairs (ECON) approved the EDIS Proposal; however, the plenary scheduled vote was postponed.

At the national level, BBVA is subject to the Deposit Guarantee Fund of Credit Institutions, which operates under the guidance of the Bank of Spain.
Banks in the EBU face increasingly intense supervisory scrutiny, in particular with respect to asset quality and capital and liquidity levels. The Supervisory Review and Examination Process (“SREP”) is an annual exercise that determines a bank’s capital requirements, on a “Pillar 2” basis, as well as the qualitative requirements that the bank must address in the following year. This exercise takes four different elements of a bank into account: (a) business model and profitability, (b) capital, (c) liquidity and (d) governance and risk management.
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
During 2024, the ECB carried out for the first time a cyber resilience stress test (CRST). The purpose of this exercise was to evaluate the resilience of major European financial institutions against advanced cyber threats. This targeted assessment examined banks’ capabilities in detecting, managing and recovering from simulated cyber incidents, focusing on response times, communication and recovery strategies. Insights from the test will inform future ECB guidelines, with the aim of reinforcing cybersecurity across the financial sector.
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
The foregoing illustrates how much the regulatory and supervisory landscape has changed since the 2008 financial crisis, due in large part to the Basel Committee on Banking Supervision (the “Basel Committee”), an international, standard-setting forum, which established important reforms at a global level. Some of these reforms have been adopted in regulations at the European level.
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
Capital Requirements, MREL and Resolution
As a Spanish credit institution, the Bank is subject to Directive 2013/36/EU of the European Parliament and of the Council of June 26, 2013 on access to the activity of credit institutions and the prudential supervision of credit institutions, amending Directive 2002/87/EC, and repealing Directives 2006/48/EC and 2006/49/EC (as amended, replaced or supplemented from time to time, the “CRD IV Directive”), through which the EU began implementing the Basel III capital reforms, a number of fundamental reforms to the regulatory capital framework for internationally active banks proposed by the Basel Committee. The core regulation regarding the solvency of credit institutions is Regulation (EU) No. 575/2013 of the European Parliament and of the Council of June 26, 2013 on prudential requirements for credit institutions, and amending Regulation (EU) No. 648/2012 (as amended, replaced or supplemented from time to time, the “CRR I” and, together with the CRD IV Directive and any measures implementing the CRD IV Directive or CRR I which may from time to time be applicable in Spain, “CRD IV”), which is complemented by several binding regulatory technical standards, all of which are directly applicable in all EU Member States, without the need for national implementation measures. The implementation of the CRD IV Directive into Spanish law took place through Royal Decree-Law 14/2013, of November 29, Law 10/2014, of June 26, on the organization, supervision and solvency of credit institutions (“Law 10/2014”), Royal Decree 84/2015, of February 13 (“Royal Decree 84/2015”), Bank of Spain Circular 2/2014, of January 31, Bank of Spain Circular 2/2016, of February 2 (“Bank of Spain Circular 2/2016”), Bank of Spain Circular 3/2022, of March 30 (“Bank of Spain Circular 3/2022”) and the Bank of Spain Circular 3/2023, of October 31 (“Bank of Spain Circular 3/2023”).
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

CRD IV, among other things, established a “Pillar 1” minimum capital requirement and increased the level of capital required through the “combined capital buffer requirement” that institutions must comply with from 2016 onwards. The “combined capital buffer requirement” introduced five new capital buffers: (i) the capital conservation buffer, (ii) the Global Systemically Important Banks (“G-SIB”) buffer, (iii) the institution-specific countercyclical capital buffer, (iv) the Domestic Systemically Important Banks (“D-SIB”) buffer and (v) the systemic risk buffer (a buffer to prevent systemic or macroprudential risks). The “combined capital buffer requirement” (broadly, the combination of the capital conservation buffer, the institution-specific countercyclical buffer, the systemic risk buffer and the higher of (depending on the institution) the G-SIB buffer and the D-SIB buffer, in each case as applicable to the institution) applies in addition to the minimum “Pillar 1” capital requirements and must be satisfied with additional CET1 capital to that provided to meet the “Pillar 1” minimum capital requirement.
The G-SIB buffer is applicable to the institutions included in the list of G-SIBs, which is updated annually by the Financial Stability Board (“FSB”). The Bank was excluded from this list with effect as from January 1, 2017, so, unless otherwise indicated by the FSB (or the Bank of Spain) in the future, the Bank is not required to maintain the G-SIB buffer.
As of the date of this Annual Report, the Bank of Spain considers the Bank to be a D-SIB at a consolidated level. The Bank is required to maintain a fully-loaded D-SIB buffer of a CET1 ratio of 1% on a consolidated basis in 2025.
The countercyclical capital buffer applicable to the Group’s credit exposures in Spain is reviewed quarterly by the Bank of Spain. The countercyclical capital buffer applicable to the Group stands at 0.11% as from September 30, 2024. On October 1, 2024, the Bank of Spain announced its intention to increase the counter-cyclical capital buffer applicable to credit exposures in Spain to 1% in two stages: (i) from the fourth quarter of 2024, it is set at 0.5% (to be applicable from October 1, 2025); and (ii) from the fourth quarter of 2025, provided that cyclical systemic risk remains at a standard level, it is expected to be raised by another 0.5% to 1% (to be applicable from October 1, 2026).
Additionally, Article 104 of the CRD Directive, as implemented by Article 68 of Law 10/2014, and similarly Article 16 of Council Regulation (EU) No. 1024/2013 of October 15, 2013, conferring specific tasks on the ECB concerning policies relating to the prudential supervision of credit institutions (the “SSM Regulation”), also contemplates the possibility that the supervisory authorities may require credit institutions to meet capital requirements exceeding the “Pillar 1” minimum capital requirements and the “combined capital buffer requirement” by establishing “Pillar 2” capital requirements (which, with respect to other requirements, are above the “Pillar 1” requirements and below the “combined capital buffer requirement”).
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

As a result of the most recent SREP carried out by the ECB, BBVA must maintain, at a consolidated level, as from January 1, 2025, a CET1 capital ratio of 9.13% and a total capital ratio of 13.29%. The consolidated total capital requirement includes: (i) the “Pillar 1” capital requirement (8.00%), of which a minimum of 4.50% must be met with CET1 capital, 1.50% could be met with AT1 instruments and 2.00% could be met with Tier 2 instruments; (ii) the “Pillar 2” capital requirement (1.68%), of which a minimum of 1.02% must be met with CET1 capital (of which 0.18% is determined on the basis of the ECB’s prudential provisioning expectation), 0.28% could be met with AT1 instruments and 0.38% could be met with Tier 2 instruments; (iii) the capital conservation buffer (2.50% that must be met exclusively with CET1 capital); (iv) the D-SIB capital buffer (1.00% that must be met exclusively with CET1 capital); and (v) the capital buffer for Countercyclical Risk (0.11% that must be met exclusively with CET1 capital).

In addition, as from January 1, 2025, BBVA must maintain, at an individual level, a CET1 ratio of 7.98% and a total capital ratio of 12.14%. These ratios include a “Pillar 2” capital requirement at the individual level of 1.50%, of which at least 0.84% shall be met with CET1.
For further information on the countercyclical capital buffer and the total capital requirements applicable to the BBVA Group, see Note 32 to the Consolidated Financial Statements.
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
Furthermore, on December 7, 2017 the Basel Committee announced the end of the Basel III reforms (informally referred to as Basel IV). These reforms mainly include changes to the risk weightings applied to the different assets and measures to enhance the sensitivity to risk in those weightings and impose limits on the use of internal ratings-based approaches to ensure a minimum level of conservatism in the use of such approaches and enhance comparability among banks in which such internal ratings-based approaches are used.
Resolution
The BRRD (which has been implemented in Spain through Law 11/2015 and RD 1012/2015) and the SRM Regulation are designed to provide the authorities with mechanisms and instruments to intervene sufficiently early and rapidly in failing or likely to fail credit institutions or investment firms (each, an “Entity”) in order to ensure the continuity of the Entity’s critical financial and economic functions, while minimizing the impact of its non-feasibility on the economic and financial system. The BRRD further provides that a Member State may only use additional financial stabilization instruments to provide extraordinary public financial support as a last resort, once the following resolution instruments have been evaluated and used to the fullest extent possible while maintaining financial stability.

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
“Relevant Spanish Resolution Authority” means the FROB, the SRB, the Bank of Spain, the Spanish Securities Market Commission or any other entity with the authority to exercise any of the resolution tools and powers contained in Law 11/2015 and the SRM Regulation from time to time.
“Law 11/2015” means Law 11/2015, of June 18, on the recovery and resolution of credit institutions and investment firms, as amended, replaced or supplemented from time to time, including as amended by Royal Decree Law 7/2021 of 27 April on the transposition of European Union directives in matters of credit institutions, among others.

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
On March 27, 2024, BBVA announced that it had received a communication from the Bank of Spain regarding its MREL (Minimum Requirement for own funds and Eligible Liabilities) requirement, established by the SRB, which was calculated taking into account the financial and supervisory information as of December 31, 2022. In accordance with this MREL communication, BBVA must maintain, as from March 27, 2024, an amount of own funds and eligible liabilities equal to 22.79% of the total RWAs of its resolution group, on a sub-consolidated level (the “MREL in RWAs”). Within this MREL in RWAs, an amount equal to 13.50% of the total RWAs of BBVA’s resolution group must be met with subordinated instruments (the “subordination requirement in RWAs”). The MREL in RWAs and the subordination requirement in RWAs do not include the combined capital buffer requirement which, according to applicable regulations and supervisory criteria, is 3.65% as of December 31, 2024, considering exposures subject to the calculation of the countercyclical buffer as of December 31, 2024.
In addition, BBVA must maintain, as from March 27, 2024, an amount of own funds and eligible liabilities in terms of the total exposure considered for calculating the leverage ratio equal to 8.48% (the “MREL in LR”) of which 5.78% in terms of the total exposure considered for calculating the leverage ratio shall be satisfied with subordinated instruments (the “subordination requirement in LR”).

As of the date of this Annual Report, no MREL Pillar 2 requirement has been imposed on BBVA. Given the own funds and eligible liabilities structure of BBVA’s resolution group as of December 31, 2024, the amount of own funds and eligible liabilities stood at 27.92% of the RWAs of its resolution group, at the sub-consolidated level, complying with the aforementioned MREL in RWAs requirement, and the amount of subordinated instruments was equal to 23.13% of the RWAs of it resolution group, at the sub-consolidated level, complying with the subordination requirement in RWAs.
In addition, as of December 31, 2024, the amount of own funds and eligible liabilities of BBVA in terms of the total exposure considered for calculating the leverage ratio stood at 12.10% and the amount of subordination instruments in terms of the total exposure considered for calculating the leverage ratio stood at 10.03%, complying with the MREL in LR and the subordination requirement in LR, respectively.
The resolution group consists of BBVA and its subsidiaries belonging to the same European resolution group and, as of December 31, 2024 (the currently applicable reference date), the RWAs of the resolution group amounted to €228,796 million and the total exposure considered for calculating the leverage ratio amounted to €527,804 million.
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
In this scenario, the Eurogroup decided in 2017 to expand the European Stability Mechanism (“ESM”) role to serve as a backstop for the SRF. While the new features of the expanded role for the ESM were agreed by 2019, it was not until late 2020 that the euro area finance ministers agreed to proceed with the reform of the ESM, and related treaty amendments (the “ESM Treaty amendments”) were later signed by Member States (represented by their ambassadors to the EU) on January 27, 2021. The backstop to the SRF was expected to be operational at the beginning of 2022, but the ratification process was not completed. As of the date of this Annual Report, the ESM Treaty amendments are pending ratification by Italy. On December 21, 2023, the Italian Parliament voted against the ratification of the ESM Treaty amendments.
When the ratification process is completed, the ESM will be able to provide support for up to €68 billion (in the form of credit lines). If this financial assistance is requested, the SRF will pay back the ESM loan with funds obtained from banks’ contributions (in a period of three years, with the possibility to extend it to five years).

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
Concentration of Risk
In accordance with Article 392 of Regulation (EU) 2013/575, later amended by Regulation (EU) 2019/876, (“CRR II”), an institution’s exposure to a client or a group of connected clients shall be considered a large exposure where the value of the exposure is equal to or exceeds 10% of the institution’s Tier 1 capital.
Additionally, according to Article 395 of CRR II an institution shall not incur an exposure, after taking into account the effect of the credit risk mitigation in accordance with Articles 399 to 403, to a client or a group of connected clients the value of which exceeds 25% of its Tier 1 capital. Where that client is an institution or where a group of connected clients includes one or more institutions, that value shall not exceed 25% of the institution’s Tier 1 capital or €150 million, whichever is higher, provided that the sum of exposure values, after taking into account the effect of the credit risk mitigation in accordance with Articles 399 to 403, to all connected clients that are not institutions does not exceed 25% of the institution's Tier 1 capital.
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
Further, in 2024, the EU approved the transposition into domestic law of a final set of rules forming part of the Basel III framework (see “—Supervision and Regulation”)
Legal and Other Restricted Reserves
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
Payments accounts
The provision of payment accounts and services in Spain is subject to various regulations, most of which transpose European legislation, such as Directive (EU) 2015/2366 (“PSD 2”) (transposed by means of Royal Decree-Law 19/2018, of November 23, on Payment Services) and Directive (EU) 2014/92 (transposed by means Royal Decree-Law 19/2017, of November 24, on basic payment accounts, transfer of payment accounts and comparability of fees). Such regulations lay down minimum information requirements for providers of payment accounts and services as well as certain transparency provisions with regard to fees. A significant development in relation to PSD 2 is a requirement to allow third parties access to accounts to provide account information and payment initiation services, provided they have a customer’s consent.
Finance
Regarding loans, there are separate regulations applying to consumer loans and residential loans which are, in both cases, mainly derived from European legislation, including Directive (EU) 2008/48 (relating to credit agreements for consumers) (transposed by means of Law 16/2011, of June 24, on Consumer Credit Contracts) and Directive (EU) 2014/17 (relating to credit agreements for residential immovable property). In 2019, Law 5/2019, of March 15, regulating real estate credit agreements (“Law 5/2019”) was passed, transposing Directive 2014/17. It applies to individuals, whether or not they are consumers, and sets limits on default interest, early maturity and early repayment fees, and provides a comprehensive framework of pre-contractual information provisions. Law 5/2019 also requires that a notarial act shall be granted prior to signing a residential credit agreement in which the notary verifies that the bank has fulfilled all of its legal pre-contractual information obligations and that the borrower has understood all the clauses.
Additionally, specific regulations applicable to mortgage loans for vulnerable consumers are in effect. Royal Decree-Law 6/2012 (“CGP 6/2012”) establishes a Code of Good Practices to support debtors facing severe financial difficulties. Measures include a five-year grace period for principal repayment, reduced interest rates during this period, and loan term extensions of up to 40 years. If refinancing is not viable, debt reduction or dation in payment (handing over) of the mortgaged home to cancel the debt is possible.
Royal Decree-Law 19/2022 expanded CGP 6/2012 to include more types of debtors but reduced the grace period to two years and allowed loan term extensions of up to seven years. It also introduced a new Code of Good Practices (“CGP 19/2022”) to mitigate rising interest rates. Eligible debtors can extend the loan term by up to seven years (not exceeding 40 years) with options such as freezing installments for 12 months or converting to a fixed interest rate.
CGP 19/2022 was extended until December 31, 2025, nationwide, and until June 30, 2026, for residents in areas affected by the late 2024 floods (DANA).

Instant Payments Regulation
Regulation (EU) 2024/886 or the European Parliament and of the Council of March 13, 2024 amending Regulations (EU) No 260/2012 and (EU) 2021/1230 and Directives 98/26/EC and (EU) 2015/2366 as regards instant credit transfers in euro requires all payment service providers that offer regular transfer services to offer consumers and businesses in the European Economic Area (EEA)—the 27 EU member states plus Iceland, Liechtenstein, and Norway—the ability to transfer money within a maximum of 10 seconds, at any time of day, every day of the week.
Additionally, if there is a fee, such fee cannot be higher than the fee applied to regular transfers. Furthermore, in order to prevent sending money to fraudulent accounts, payment service providers must offer users the possibility of verifying that the IBAN number of the account to which the money is being sent matches the name of the recipient.
The Regulation establishes a transitional period for its implementation, granting entities in the eurozone until January 9, 2025 to receive transfers and to apply fees for this service, which must not exceed those for standard transfers. Furthermore, entities will have until October 9, 2025, to implement the capability to send instant transfers, incorporate the verification service to ensure that the beneficiary’s name matches the IBAN, and offer customers the possibility to set limits on transferred amounts.
New Draft Bill on Financial Customer Defense Authority
The Congress of Deputies is currently debating the draft bill for the creation of the Financial Customer Defense Authority (the “Authority”). The final approval could take place during the year 2025. The below discussion is based on the latest proposal as of the date of this Annual Report, and any final resolution (if passed) may include additional or different provisions.
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

Organic Law 1/2025, of January 2, on Measures to Improve the Efficiency of the Public Justice Service
This Law introduces the following changes:
(i) New Regime for Late Payment Interest
In consumer actions, if companies fail to cooperate in reaching an agreement on disputes related to either clauses that are declared null and void by the Supreme Court, resolutions registered in the General Register of Contract Terms, or judgments of the Court of Justice of the European Union (CJEU), courts may impose compensation for late payment. This compensation will consist of an annual interest equal to the legal interest rate in effect at the time, increased by 50%. If more than two years have passed since the judgment ordering the restitution of amounts, the annual interest shall not be less than 20%. Interest will accrue daily from the date the consumer paid the amounts claimed (e.g., in cases of expenses related to a mortgage loan, from the time of signing of such mortgage loan).
(ii) Mandatory Pre-Claim Process
Before filing a lawsuit, in most civil disputes, it will be mandatory to attempt to resolve the dispute through alternative dispute resolution mechanisms. For disputes filed by consumers against financial institutions related to unfair terms in mortgages, this requirement will involve submitting a prior claim to the lender, who must respond and include, as the case may be, a calculation of the amount to be reimbursed. If the lender fails to resolve the claim, it cannot introduce new arguments in court beyond those included in its response.
In the case of judicial debt claims where no enforcement proceedings are initiated, the financial institution shall also resort to alternative dispute resolution mechanisms. In addition, at any stage of enforcement proceedings, the parties may submit to mediation or any other appropriate dispute resolution mechanisms, in which case the enforcement proceeding shall be suspended.
(iii) Modification of the Valuation of Unquantifiable Claims
Courts have generally considered that a declaratory claim for the nullity of a clause is of indeterminate value. When the value of a lawsuit is indeterminate, the regulation provides that, for the purposes of cost assessment, claims are estimated at €18,000, unless the complexity of the case dictates otherwise.
The new law provides for increasing the valuation of unquantifiable claims from €18,000 to €24,000. If a party is found to have committed a “misuse of judicial resources”, procedural costs and fines of up to €6,000 may be imposed on such a party. This may increase the costs of litigation.
Additionally, certain articles of procedural law were amended, including, among others, those related to the judicial auction of assets.
Investment Services
Several sustainability initiatives within the European Union are expected to significantly impact the asset management and retail investment services sectors during 2025. In particular: (i) the European Securities and Markets Authority (“ESMA”) published the Guidelines on Funds' Names Using ESG or Sustainability-Related Terms in August 2024, which became effective on November 21, 2024. Asset managers are required to adapt the names of investment funds under their management as of that date—or, alternatively, adjust the investment policies of those funds—by May 21, 2025; and (ii), with the imminent transposition of the Corporate Sustainability Reporting Directive (CSRD) into Spanish law, it is anticipated that, starting in 2025, asset managers exceeding certain thresholds will be obligated to prepare a sustainability report as part of their management report. Additionally, a degree of uncertainty remains regarding the European Commission's forthcoming actions following the consultation initiated at the end of 2023 concerning the implementation of the Sustainable Finance Disclosure Regulation (SFDR). The most significant and anticipated development is the potential establishment of a sustainable labeling system for financial products; however, it is currently unknown whether this will effectively materialize during 2025.

Recent developments in financial services legislation include the following:
•The European Commission, the European Parliament and the European Council have agreed on certain amendments to be made to MIFID II and Regulation (EU) No 600/2014 on markets in financial instruments (MiFIR). The vast majority of the changes relate to MiFIR, where some existing obligations are removed or alleviated. In particular, the pre-transparency obligation is limited to equity products and products subject to the clearing obligation. The systematic internalized figure is also reduced in its scope and, as an alternative, the figure of the designated publishing entity is created to facilitate the buy-side compliance with post-transparency rules. Most of these changes entered into force on March 28, 2024, although (i) a some of them will need to be further developed by level 2 legislation; and (ii) ESMA and the European Commission published two statements to clarify that certain obligations will not enter into force until a later date.
•The European Commission has published a regulatory package called Retail Investment Strategy (“RIS”) which aims to increase the participation of retail investors in European capital markets. Directive 2014/65/EU on markets in financial instruments (MiFID) is included among the different EU directives to be reviewed, with relevant changes proposed in retail investor protection. The European Parliament and European Council have also published their alternatives to the European Commission proposal. The amendment of MiFID is not expected to be approved in 2025 and its content is likely to undergo relevant changes given the differing public positions of the various EU co-legislators.
•The regulatory package amending, among others, Regulation (EU) 648/2012 of the European Parliament and Council on over-the-counter derivatives, central counterparties and trade repositories (EMIR 3.0) was published in the Official Journal and most of the changes apply from December 24, 2024. The main changes aim to increase clearing at EU central counterparties and reduce reliance on certain UK central counterparties through the so-called “active accounts”. ESMA has issued a consultation paper to obtain feedback from market participants in order to prepare level 2 legislation.
In addition, as part of the RIS, the European Commission has published a proposal to amend the Regulations for packaged retail investment products (PRIIPs). The proposed changes are mainly focused on providing alternatives for the use of digital channels and the inclusion of a new ESG section within the Key Information Document (KID).
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
Digital Operational Resilience Act (DORA)
Regulation 2022/2554, on digital operational resilience for the financial sector (DORA), is a EU regulation aimed at ensuring the operational resilience of financial entities against digital and cybersecurity risks, which entered into force in January 2025.
Enacted as part of the EU's broader Digital Finance Package, it establishes a uniform framework for financial institutions, including banks, investment firm, and asset managers, to manage and mitigate technological risks. DORA mandates stringent requirements for risk management, incident reporting, oversight of third-party information and communication technology (ICT) service providers and testing of operational resilience. Its impact on financial entities is significant, as it drives the need for enhanced IT systems, stronger governance structures and robust third-party risk management. As a result, DORA is already affecting financial entities and its relationship with counterparties and providers.
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

The impact of the payment required to be made by BBVA on account of this temporary tax in 2024 and 2023 amounted to €285 million and €215 million, respectively, which amounts were recorded under “Other operating expense” in the consolidated income statements (see Note 42 to the Consolidated Financial Statements).
On December 21, 2024, Law 7/2024 was published in the Official State Gazette, the ninth Final Provision of which regulates a new tax on the interest margin and commissions of certain financial entities, including Banco Bilbao Vizcaya Argentaria, S.A. The tax is levied on the interest margin and commissions obtained by credit institutions from the activity they carry out in Spain and is applicable to the first three consecutive tax periods that begin on January 1, 2024.
Subsequently, Royal Decree-Law 9/2024, which came into force on December 25, 2024, modified certain aspects of the tax approved by Law 7/2024, among other things, the tax period and the accrual of the new tax. However, this Royal Decree-Law has not been validated by the Congress of Deputies so, as of the date of this Annual Report, it is repealed.
No impact associated with this tax has been recorded in the Consolidated Financial Statements for the year ended December 31, 2024. See Note 19.6 to the Consolidated Financial Statements for additional information on certain other contributions and taxes.
Prevention of Money Laundering and Terrorist Financing
Directive (EU) 2015/849 of the European Parliament and of the Council of May 20 on the prevention of the use of the financial system for the purposes of money laundering or terrorist financing aims to prevent the use of the EU’s financial system for the purposes of money laundering and terrorist financing.
Spanish Law 10/2010 of April 28 transposes Directive (EU) 2015/849 and establishes obligations in respect of preventing money laundering and terrorist financing, including applicable due diligence, internal controls and reporting obligations to obliged entities. Credit institutions, including BBVA, are part of the entities that are subject to such regulation.
On July 20, 2021, the European Commission presented an ambitious package of legislative proposals to strengthen EU rules against money laundering and terrorist financing. This legislative package consisted of four texts: (i) a regulation governing the creation of an EU Authority for Anti-Money Laundering and Countering the Financing of Terrorism (the “AMLA Regulation”); (ii) a new regulation on the prevention of money laundering and terrorist financing (“AML/CFT” and the “AML/CFT Regulation”, respectively); (iii) the 6th directive on the prevention of money laundering and terrorist financing (the “6th AML/CFT Directive”); and (iv) the revision of a 2015 regulation on transfers of funds related to tracing transfers of certain crypto-assets (the “Travel Rule Regulation”).
The Travel Rule Regulation was adopted in May 2023. The remaining proposals were approved by the Parliament on April 24, 2024 and by the Council on April 30, 2024 (with publication in the Official Journal of the European Union on June 19, 2024).
The new Authority for Anti-Money Laundering and Countering the Financing of Terrorism (AMLA) will have direct and indirect supervisory powers over high-risk obliged entities in the financial sector and will establish an integrated mechanism with national supervisors to ensure that obliged entities comply with AML/CFT-related obligations. The AMLA Regulation will apply from July 1, 2025.
The AML/CFT Regulation harmonizes anti-money laundering rules across the EU and extends anti-money laundering rules to new obliged entities. The AML/CFT Regulation also establishes stricter due diligence requirements and regulates beneficial ownership. It will apply from July 10, 2027.
The 6th AML/CFT Directive sets out clear rules on how Financial Intelligence Units (“FIUs”) and supervisors work together, requires EU Member States to provide information from centralized bank account registers through a single access point and includes harmonization of the format of bank statements. The deadline for transposition is July 10, 2027.
Finally, the Travel Rule Regulation, which regulates measures to detect and manage transfers of funds or crypto-assets, began to apply on December 30, 2024.
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
Financial, Deposit and Credit Services
The provision of financial and deposit products is mainly regulated in the Banking Law and provisions issued by the National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores or “CNBV”) and the Mexican Central Bank (“BANXICO”), where CNBV issues prudential regulation and BANXICO regulates banking transactions, including financial and deposit products. In addition, the Financial Services Transparency (LTOSF) and Regulation Law contains provisions regarding transparency and consumer protection.
Furthermore, Banking Deposit Insurance Law (IPAB Law) governs the creation, organization, and functions of IPAB, the Mexican bank deposit protection agency. The IPAB provides financial support to banks to safeguard customer deposits. Deposit insurance is paid upon a bank’s liquidation.
Finally, the Law for the Protection and Defense of Financial Services Users aims to protect and defend the rights and interests of users of financial services. It establishes the CONDUSEF, an autonomous agency with broad authority to safeguard user rights, including the power to impose fines. Banks are required to maintain an internal unit dedicated to resolving disputes submitted by clients.
Capital Markets
The regulatory framework for capital markets includes specific regulations designed to develop the stock market in an equitable, efficient and transparent manner, protect the interests of investors and promote competition, and minimize systemic risk.
Asset Management
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
Anti-Money Laundering (AML) Regulations
The primary AML regulations applicable to credit institutions are issued by the Ministry of Finance and Public Credit (Secretaría de Hacienda y Crédito Público or “SHCP”) and are set forth in the general provisions referred to in Article 115 of the Mexican Banking Law. These provisions impose obligations on financial institutions, including customer due diligence, transaction monitoring, suspicious activity reporting, and risk-based compliance programs. The CNBV and SHCP enforce AML regulations and impose severe penalties for non-compliance.
Recent Developments in Regulation

On September 15, 2024, a constitutional reform regarding the Judiciary System was published in Mexico’s Federal Official Gazette. The reform primarily establishes the popular election of federal judges, including Supreme Court justices (SCJN), federal magistrates and judges, as well as magistrates of the Electoral Tribunal and the creation of a Judicial Discipline Tribunal (TDJ) to oversee judiciary performance. The TDJ has the power to investigate and sanction judicial misconduct. Furthermore, the reform reduces the SCJN from 11 to nine justices and eliminates chambers, consolidating all decisions in plenary sessions. The reform took effect the day after publication, with extraordinary elections scheduled for September 2025 to elect SCJN justices, TDJ members, and half of the federal judiciary. The remaining positions will be elected in 2027. Finally, the reform imposes the obligation for each of the States to locally reform their constitution in order to implement the foregoing changes.
A decree published on December 20, 2024 in Mexico’s Federal Official Gazette proposes the elimination of several Constitutionally Autonomous Bodies (OCAs), transferring their functions to other entities of the federal government. The National Institute of Transparency (INAI) will have its responsibilities redistributed to government agencies. The Federal Economic Competition Commission (COFECE) will be replaced by the Authority on Free Competition, a decentralized body stemming from the Federal Executive that will be in charge also of telecommunications’ antitrust matters. Additional bodies to be eliminated include the National System for Continuous Improvement in Education (which responsibilities will be transferred to the Ministry of Public Education), the National Council for the Evaluation of Social Development Policy (CONEVAL) (which responsibilities will be transferred to the National Institute of Statistics and Geography (INEGI)), the Federal Telecommunications Institute (IFT) (which responsibilities will be transferred to the Ministry of Infrastructure, Communications and Transportation (SICT)), and the Energy Regulatory Commission (CRE) and National Hydrocarbons Commission (CNH) (which responsibilities will be transferred to the Ministry of Energy (SENER)). Congress has 90 days to issue secondary legislation for most bodies and 180 days for the IFT and COFECE.
In 2024, the CNBV introduced provisions to combat fraud, requiring clients to define transactional limits or, failing which, allowing banks to establish them, mandating enhanced authentication for large transactions, and implementing fraud management plans addressing internal and external risks. Additionally, BANXICO has proposed reforms (that are pending further discussions and publication in Mexico’s Federal Official Gazette) for payroll-associated credits (CAN), including mandatory direct debit, repayment prioritization, partial payments, and migration of existing credits to CAN terms. Finally, the CNBV has updated anti-money laundering rules, introducing new low-risk accounts with transaction limits, allowing remote opening of Level 3 accounts, and restricting Level 2 accounts to individuals with a Unique Population Registry Code (CURP).
In 2018, the Investigative Authority (IA) of the COFECE launched an investigation into the card payments market. In July 2023, the COFECE’s Board issued a final resolution recommending that regulators implement regulatory changes and mandating clearing houses to establish a compliance program and appoint an antitrust compliance officer. BBVA Mexico has taken all necessary actions and provided all required information to demonstrate compliance with the resolution.
Separately, in October 2022, COFECE announced that it had initiated an investigation in April 2022 into potential collusion in credit card transactions involving deferred monthly payments at zero interest. Although not under investigation, in July 2024, BBVA was requested to aid in the investigation by providing the authority with information related thereto. The request was addressed in December 2024. The deadline for COFECE to conclude its investigation was December 18, 2024. No implications for BBVA are anticipated because of this investigation.
Turkey
BBVA’s operations in Turkey are subject to substantial regulation. Apart from fundamental legal rules and product/service-specific legal regulations, the most basic regulation for the sector is the Banking Law No. 5411. The purpose of this law is to regulate the principles and procedures for ensuring confidence and stability in financial markets, the efficient functioning of the credit system and the protection of the rights and interests of depositors.
In general, the rules applicable to products and services that banks in Turkey offer to consumers are more stringent than rules applicable with respect to commercial and corporate banking customers. Besides general consumer protection regulations, there are specific regulations of the Banking Regulation and Supervision Agency (“BRSA”) on banking consumers.
Regulation on loans

On September 23, 2022, the Procedures and Principles Regarding Fees to be Collected by Banks from Commercial Customers entered into force (through Communiqué No. 2020/4 and further amendments), establishing maximum limits with respect to loan allocation and loan disbursement fees. According to such Communiqué, starting on January 4, 2024, monetary limits and maximum fees which are stated as fixed rates will be revised annually at the rate of increase in the annual consumer price index, as announced by the Turkish Statistical Institute at the end of the year. In addition, an upper limit of 3.11% was introduced in December 2023 with respect to the maximum interest rates for credit cards and maximum commission rates for merchants that banks may charge. The Communiqué was amended on June 28, 2024 to introduce a change in the calculation method of the prepayment fee for fixed-rate and floating-rate commercial loans. In this regard, for fixed-rate loans, the prepayment fee that can be charged on the aggregate amount of the loans that are being prepaid must not exceed (i) in the case of Turkish lira-denominated loans, the loan interest rate and the remaining weighted average maturity, and (ii) in the case of foreign currency or foreign currency-indexed loans, the rate calculated by the formula determined by the Central Bank of the Republic of Turkey (“CBRT”) based on a fixed rate and the remaining weighted average maturity. For floating-rate loans, the prepayment fee must not exceed 2% of the aggregate amount of the loans.
In addition, in September 2024, the BRSA introduced regulations regarding the restructuring of retail credit card debts, including the possibility of adding the installment amount for each month to the minimum payment of the relevant month, limited to a maximum of 60 months. The credit card limit allocated to the cardholder cannot be increased until 50% of the restructured debt is paid off. If the restructured amount exceeds the credit card limit, the excess amount will not be considered an overdraft (debit). The interest rate applicable to restructured credit card debts must not exceed the reference rate specified in the regulation updates of September 2024.
Since 2020, BRSA has issued recommendations to protect the value of the Turkish lira by ensuring that customers who are granted cash loans do not use the loan amounts for buying foreign currency or gold, and has introduced and regulated the Foreign Currency Protected Turkish Lira Deposit Account, an instrument designed to protect Turkish lira-denominated deposits from volatility in exchange rates. As per the latest amendments in September 2024, foreign currency deposit accounts and participation fund account balances of individuals and legal persons denominated in U.S. dollars, euros and British pounds existing in banks as of August 31, 2024 (prior to this amendment, the relevant regulation referred to balances as of March 31, 2024) can be converted into Turkish lira at the CBRT’s conversion rate upon such individuals’ request. Furthermore, a similar amendment (modifying the date of the relevant balances from March 31, 2024 to August 31, 2024) was made to Communiqué on Supporting Conversion from Gold Accounts to Turkish Lira Deposit and Participation Accounts (No: 2021/16). According to such amendment, the balances of gold accounts held by individuals at banks as of August 31, 2024 can be converted into Turkish lira at the conversion price upon such individuals´ request.
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
Pursuant to CBRT legislation, banks are free to determine the interest rates on deposits and loans. However, the yearly interest rate on current deposit accounts may not exceed 0.25%, significantly below the annual inflation rate (51.97% in August 2024). The monthly maximum contractual interest rate to be applied to Turkish lira credit card transactions (excluding cash withdrawals or utilization transactions), which was announced by the CBRT on October 24, 2024, is effective since November 1, 2024. The CBRT has announced that, effective as of April 6, 2024, the maximum interest rate for credit card transactions (excluding cash withdrawals or utilization transactions) is 4.25%.
Reserve and maintenance of securities requirements

On March 7, 2024, the CBRT amended the Communiqué Regarding Reserve Requirements. According to such amendment, if the growth of loans whose procedures and principles are determined by the CBRT for any given bank exceeds 2% at any relevant calculation date until January 3, 2025 (inclusive) compared to relevant loan portfolio as of March 29, 2024, the excess loans will be blocked as Turkish lira-denominated required reserves. This 2% rate was changed to 1.5% on January 4, 2025.
Further amendments introduced an additional reserve requirement, which was set at 5% as of September 2024, and which requires Garanti BBVA to make Turkish lira-denominated deposits with the CBRT in such proportion with respect to all foreign currency-denominated deposits and participation funds (excluding those obtained from banks abroad) held by Garanti BBVA, regardless of their maturities.
In November 2024, the CBRT amended the Communiqué Regarding Reserve Requirements, revising the reserve requirement rates as follows: (i) for demand deposits, notice deposits, and deposits with up to 1-month maturity and up to 3-month maturity, the ratio was increased from 15% to 17%; (ii) for deposits with up to 6-month maturity, up to 1-year maturity and maturities of 1 year and longer, the rate remains at 10%; (iii) for deposits with foreign exchange or price protection by the CBRT with up to 6-month maturity, the rate was set at 33%; and (iv) for deposits with foreign exchange or price protection by the CBRT with a maturity longer than 6 months, the rate was set at 22%.
The Regulation on the Maintenance of Securities, pursuant to which each bank in Turkey (including Garanti BBVA) was required to hold certain amounts of Turkish lira-denominated long-term government debt securities and lease certificates issued by the Leasing Company of Under secretariat of Treasury based on their respective balances of foreign currency deposits, participation funds and precious metals held by customers and Turkish lira deposits, among other assets and liabilities, was amended on December 22, 2023. The relevant requirement for foreign currency deposits, participation funds and precious metals accounts held by customers and funds from foreign exchange-denominated repo transactions was set at 4%. The CBRT repealed the Regulation on the Maintenance of Securities on May 9, 2024 with immediate effect and, therefore, the rules requiring banks to hold long-term Turkish lira-denominated securities issued by the Turkish government with the CBRT have been abolished.
Other regulations
The Decision of the Board of the Public Oversight, Accounting and Auditing Standards Authority (“POA”) on the implementation of the Turkish Sustainability Reporting Standards (“TSRS”) was published on December 29, 2023 and entered into force as of January 1, 2024. The Decision regulates the scope of the implementation of TSRS 1 “General Provisions on Disclosure of Sustainability Related Financial Information” and TSRS 2 “Climate Related Disclosures” standards that organizations, institutions and entities in Turkey must consider when preparing their sustainability reports. The aim of the TSRS is to enhance access to green financing for enterprises established in Turkey and they were determined by the POA by considering the International Sustainability Reporting Standards.
The Decision of the POA dated December 16, 2024, for accounting periods beginning on or after January 1, 2024, introduced amendments regarding the institutions, organizations and enterprises that will apply TSRS in the preparation of sustainability reports and the scope of reporting. In particular, the phrase “joint stock companies whose capital market instruments are traded on a stock exchange or other organized markets, or which have a prospectus or issuance document with a validity period approved by the Capital Markets Board(“CMB”) for the purpose of trading” has been amended to “corporations traded on the stock exchange markets, except for corporations whose shares are traded on the Close Monitoring Market of Borsa Istanbul A.Ş. and on the Venture Capital Market for sale to qualified investors”.
Further, joint stock companies that are not traded on a stock exchange or other organized markets, but issue capital market instruments other than shares without a public offering, or have a valid issuance certificate approved by the Capital Markets Board for this purpose, will be excluded from the scope of the mandatory application of the TSRS.
Substantial amendments were introduced to the Regulation on Payment Services and Electronic Money Issuance and Payment Service Providers and to the Communiqué on Information Systems of Payment and Electronic Money Institutions and Data Sharing Services of Payment Service Providers in Payment Services Area on September 30, 2024. The amendments include regulation on digital wallet services, including the requirement to obtain an operating license by April 7, 2025.

In December 2023, the Tax Procedure Law was amended with respect to the inflation-adjustment calculations with the aim of eliminating the effects of high inflation on financial statements and mitigating the adverse effects of inflation in taxation (as inflation results in tax revenue losses for the government). According to this amendment (which was subsequently revised, as indicated further below), banks (including Garanti BBVA), companies within the scope of the Financial Leasing, Factoring, Financing and Savings Financing Companies Law No. 6361, payment and electronic money institutions, authorized foreign exchange institutions, asset management companies, capital market institutions, insurance and reinsurance companies and pension companies, could not take into account the difference in profit/loss arising from inflation adjustments in the 2024 and 2025 accounting periods (including the relevant tax periods) in determining their earnings. Therefore, it was inferred that the aforementioned entities could make inflation adjustments in 2024 and 2025 and apply depreciation over the adjusted values. However, the BRSA, within the scope of its decision of December 2024, decided that banks and Financial Leasing, Factoring, Financing, Savings Financing and Asset Management Companies may not apply inflation accounting in 2025.
On June 15, 2024, the Communiqué on the Financial Statements of Companies Applying Inflation Adjustment was published in the Official Gazette dated June 15, 2024. The purpose of the Communiqué is to determine the financial statements to be taken as a basis in relation to the inflation adjustment to be applied in 2023 and subsequent accounting periods.
On July 2, 2024, the Capital Markets Law was amended to include the following concepts: crypto assets, crypto asset trading platform, crypto asset custody service and crypto asset service providers, as well as the procedures and principles regarding the supervision thereof. While the Capital Markets Board will have the authority to regulate crypto assets, the duties and authorities of other governmental institutions will be preserved. In this regard, the CBRT will be able to regulate crypto assets that are accepted as electronic money within the scope of the payment services and electronic money legislation and the Turkish Ministry of Trade will be able to regulate crypto assets that aim to give access to or represent a product or service. Service providers for both types of assets will be able to obtain an operating license only after the secondary regulations on the activities of such service providers and the transfer and custody of crypto assets enter into force.
On December 25, 2024, it was stipulated that financial institutions, when establishing business relationships with crypto-asset service providers, and crypto-asset service providers, when establishing business relationships with their customers and conducting other transactions requiring identity verification, must, (i) obtain information, to the extent possible, regarding the source of the assets involved in the transaction and the funds belonging to the customer, (ii) gather information about the purpose of the transaction, and (iii) implement measures to closely monitor the business relationship by increasing the number and frequency of applied controls, identifying transaction types requiring additional scrutiny, and taking appropriate measures to set limits on transaction amounts and the number of transactions (effective as of February 25, 2025).
On July 20, 2024, the Communiqué on Amendments to the Communiqué on the Deposit and Participation Scheme for Non-Resident Turkish Citizens sets forth certain regulation applicable to time deposit and participation accounts (“YUVAM”) that are the result of converting foreign currency deposit accounts and participation funds of certain non-resident persons that were denominated in foreign currency into Turkish lira deposits or accounts, and which provide additional returns according to the procedures determined by the CBRT. YUVAM accounts can be opened by converting foreign currency deposits or accounts through a document proving that the relevant funds were transferred from outside Turkey.
Following the Decision of the Fund Board of the Savings Deposit Insurance Fund of December 5, 2024, the amount of deposits and participation funds subject to insurance, increased to 950,000 Turkish lira6, effective at the beginning of 2025.
The decision by Turkey’s Banking Regulation and Supervision Agency (BRSA) dated December 19, 2024, which applied a 200% risk weight to commercial cash loans, is no longer in effect. On December 20, 2024, the BRSA announced a new regulation that reduced the risk weight for these loans to a range of 20% to 100%, depending on the credit rating of the borrowing companies.
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
6 Approximately €25,995 EUR (based on an exchange rate of €1 = 36.55 Turkish lira) as of January 2025.

For additional information on certain recent legal and market developments, see “—Competition—Turkey”.
United States
BBVA’s activities and operations in the United States are subject to extensive U.S. federal and state supervision and regulation, and in some cases, U.S. requirements may impose restrictions on BBVA’s global activities.
U.S. Bank Regulation
Because BBVA maintains a branch in the United States, BBVA is a foreign banking organization and a bank holding company within the meaning of the U.S. Bank Holding Company Act of 1956, as amended (the “BHC Act”) and the International Banking Act of 1978, as amended (the “IBA”), and as a result, BBVA is subject to regulation and supervision by the Board of Governors of the Federal Reserve System (the “Federal Reserve”). BBVA has also elected to be treated as a financial holding company. To continue to be treated as a financial holding company, each of BBVA and BBVA Bancomer, S.A. and BBVA Mexico, S.A. must maintain certain regulatory capital ratios above minimum requirements and must be deemed to be “well-managed” for U.S. bank regulatory purposes.
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
BBVA’s non-FDIC insured New York branch is supervised by the Federal Reserve through the Federal Reserve Bank of New York, as well as licensed and supervised by the New York State Department of Financial Services. In August 2024, BBVA established its Houston representative office, which is supervised by the Federal Reserve through the Federal Reserve Bank of Dallas, as well as licensed and supervised by the Texas Department of Banking. BBVA Mexico, S.A.’s agency office in Houston, Texas is a non-FDIC insured agency office of BBVA Mexico, S.A., an indirect subsidiary of BBVA, which is licensed under the laws of the State of Texas and supervised by the Texas Department of Banking and the Federal Reserve Bank of Dallas. BBVA’s U.S. branch and agency are subject to additional liquidity requirements.
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
Owing to the sale by BBVA of 100% of the share capital in its subsidiary BBVA USA Bancshares, Inc., which in turn owned 100% of the share capital in BBVA USA, as well as other companies of the BBVA Group in the United States (the “USA Sale”), as of the beginning of the second quarter of 2022, BBVA has had less than $100 billion in combined U.S. assets for each of the four most recent calendar quarters and therefore has not been treated as a Category IV foreign banking organization since that time and has ceased to be subject to the enhanced prudential standards applicable to Category IV foreign banking organizations under Regulation YY. Despite that change in status, BBVA continues to be subject to certain Federal Reserve regulations under Regulation YY related to its compliance with Spanish capital adequacy standards, risk management and governance requirements, and liquidity and capital stress testing requirements based on its worldwide total assets.
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

BBVA also continues to be subject to the Volcker Rule following the USA Sale. The Volcker Rule prohibits a foreign bank that maintains a branch or agency in the United States, such as BBVA, and its affiliates from (1) engaging in “proprietary trading” and (2) investing in or sponsoring certain types of funds (covered funds) subject to certain limited exceptions. The Volcker Rule regulations contain certain exemptions, including for market-making, hedging, underwriting, trading in U.S. government and agency obligations, and permit certain ownership interests in certain types of funds to be retained. They also permit the offering and sponsoring of funds under certain conditions. In the case of non-U.S. banking entities, such as BBVA, there is also an exemption permitting activities conducted solely outside of the United States, provided that certain criteria are satisfied. While the Volcker Rule regulations impose significant compliance and reporting obligations on banking entities, BBVA is of the view that the impact of the Volcker Rule is not material to its business operations.
Derivatives
BBVA is registered as a “swap dealer” as defined in the Commodity Exchange Act and the regulations promulgated thereunder with the U.S. Commodity Futures Trading Commission (the “CFTC”), which subjects BBVA to regulation and supervision by the CFTC and the National Futures Association with respect to its activities involving “swaps” (as defined in the Commodity Exchange Act), which include many types of over-the-counter derivatives, such as interest rate swaps and certain foreign exchange derivatives. In general, as a non-U.S. swap dealer, BBVA is not subject to all CFTC requirements applicable to U.S. swap dealers, including certain business conduct standards, when entering into swaps with non-U.S. counterparties. In addition, subject to certain conditions, BBVA may comply with EU OTC derivatives requirements in lieu of certain CFTC requirements, including portfolio reconciliation, portfolio compression and trade confirmation requirements, pursuant to substituted compliance determinations issued by the CFTC.
BBVA’s worldwide swap activities are also subject to regulations adopted by the European Commission pursuant to the European Market Infrastructure Regulation (“EMIR”) and the EU’s Markets in Financial Instruments Directive (“MiFID”) and other European regulations and directives.
BBVA became conditionally registered as a security-based swap dealer with the SEC in June 2024, which subjects BBVA to regulation and supervision by the SEC with respect to its activities involving “security-based swaps” (as defined in the Securities Exchange Act of 1934), which include many types of over-the-counter derivatives referencing single securities or loans or narrow-based indexes of securities, such as credit default swaps and equity total return swaps. In general, as a non-U.S. security-based swap dealer, BBVA is not subject to all SEC requirements applicable to U.S. security-based swap dealers, including certain business conduct standards, when entering into security-based swaps with non-U.S. counterparties. In addition, subject to certain conditions, BBVA may comply with EU OTC derivatives requirements in lieu of certain SEC requirements, pursuant to a substituted compliance determination issued by the SEC.
Anti-Money Laundering; Office of Foreign Assets Control
A major focus of U.S. governmental policy relating to financial institutions in recent years has been aimed at combatting money laundering and terrorist financing. Regulations applicable to BBVA and certain of its affiliates impose obligations to maintain appropriate policies, procedures, and controls to detect, prevent, and report money laundering and terrorist financing. In particular, the Bank Secrecy Act, as amended by Title III of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (the “USA PATRIOT Act”), and its implementing regulations require financial institutions operating in the United States to, among other things, (a) conduct due diligence and collect certain information related to correspondent and payable-through bank accounts; (b) implement enhanced due diligence and “know your customer” standards for private banking and correspondent banking relationships; (c) scrutinize the beneficial ownership and activity of certain non-U.S., private banking and other high-risk customers (e.g., senior foreign political figures); and (d) develop and maintain anti-money laundering programs that include customer identification procedures; compliance policies, procedures, and internal controls designed to ensure the detection and reporting of money laundering and terrorist financing; the designation of a chief compliance officer; as well as training and audit functions. Financial institutions are also expected to maintain compliance programs designed to comply with economic sanctions administered by the United States Department of the Treasury’s Office of Foreign Assets Control. Failure of a financial institution to maintain and implement adequate anti-money laundering and sanctions compliance programs could have serious legal and reputational consequences for the institution.
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
The activities of BBVA’s U.S. investment adviser affiliate are regulated and supervised by the SEC.

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
The BBVA Group has the following activities, transactions and dealings with Iran requiring disclosure:
Iranian embassy-related activity. Banco Bilbao Vizcaya Argentaria, S.A. maintained a bank account in Spain until May 2024 for a Spanish citizen employed by the Iranian embassy in Spain. Estimated gross revenues for the year ended December 31, 2024, from this account, which include fees and/or commissions, totaled $2.71. The BBVA Group does not allocate direct costs to fees and commissions and therefore has not disclosed a separate profit measure.

C. Organizational Structure
For information on the composition of the BBVA Group as of December 31, 2024, see Note 1.1 to the Consolidated Financial Statements.
The companies comprising the BBVA Group are principally domiciled in the following countries: Argentina, Belgium, Chile, Colombia, France, Germany, Italy, Mexico, Netherlands, Peru, Portugal, Romania, Spain, Switzerland, Turkey, United Kingdom, the United States of America and Uruguay. In addition, BBVA has an active presence in Asia.
Below is a simplified organizational chart of BBVA’s most significant subsidiaries as of December 31, 2024.

Subsidiary	Country of Incorporation	Activity	BBVA Voting Power	BBVA Ownership	Total Assets (1)
			(In Percentages)		(In Millions of Euros)
BBVA MEXICO	MEXICO	Bank	100.00	100.00	145,532
GARANTI BBVA	TURKEY	Bank	85.97	85.97	68,135
BBVA PERÚ	PERU	Bank	94.26 (2)	47.13	28,070
BBVA COLOMBIA S.A.	COLOMBIA	Bank	96.35	96.35	21,829
BBVA SEGUROS S.A. DE SEGUROS Y REASEGUROS	SPAIN	Insurance	99.96	99.96	14,977
BANCO BBVA ARGENTINA S.A.	ARGENTINA	Bank	67.00	66.55	13,417
BBVA SEGUROS MÉXICO, S.A. DE CV GRUPO FINANCIERO BBVA MEXICO	MEXICO	Insurance	99.98	100.00	10,793
GARANTIBANK BBVA INTERNATIONAL N.V. (3)	THE NETHERLANDS	Bank	85.97	100.00	8,121
BBVA PENSIONES MEXICO, S.A. DE C.V., GRUPO FINANCIERO BBVA MEXICO	MEXICO	Insurance	100.00	100.00	7,340
BANCO BILBAO VIZCAYA ARGENTARIA URUGUAY S.A.	URUGUAY	Bank	100.00	100.00	4,067
(1)Information for non-EU subsidiaries has been calculated using the prevailing exchange rates on December 31, 2024.
(2)Subject to certain exceptions.
(3)BBVA owns 85.97% of Garanti BBVA, which in turn owns 100% of GarantiBank BBVA International N.V.
D. Property, Plants and Equipment
We own or rent a substantial network of properties in Spain and abroad, including 1,881 branch offices in Spain and, principally through our various subsidiaries, 3,868 branch offices abroad as of December 31, 2024 (1,882 and 4,067, respectively, as of December 31, 2023). As of December 31, 2024, approximately 48% of our branches in Spain and 72% of our branches abroad were rented from third parties pursuant to leases that may be renewed by mutual agreement (47% and 72%, respectively, as of December 31, 2023). For additional information on property, plants and equipment, see Note 17 to the Consolidated Financial Statements.

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
Interest income figures, when used, do not include interest income on non-accruing loans to the extent that cash payments have been received, as a result of the application of the interpretation issued by the International Financial Reporting Interpretations Committee (IFRIC) in its “IFRIC Update” of March 2019 regarding the collection of interest on impaired financial assets under IFRS 9 (Collection of interest on impaired financial assets). Loan fees are included in the computation of interest revenue. Interest income figures include “other income”, which amounted to €365 million, €297 million and €501 million for the years ended December 31, 2024, 2023 and 2022, respectively. For additional information on “interest and other income” see Note 37.1 to the Consolidated Financial Statements.
IFRS 17
As a result of the application of IFRS 17 as of January 1, 2023, selected statistical information for 2022 (including monthly data) was adjusted in order to make it comparable with the information as of and for the years ended December 31, 2024 and 2023.
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

	Average Balance Sheet - Assets and Interest from Interest Earning Assets
	Year ended December 31, 2024			Year ended December 31, 2023			Year ended December 31, 2022
	Average Balance	Interest	Average Yield	Average Balance	Interest	Average Yield	Average Balance	Interest	Average Yield
	(In Millions of Euros, Except Percentages)
Total Assets (1)	777,997	61,659	7.93%	748,459	47,850	6.39%	701,093	31,432	4.48%
Interest-earning assets	716,824	61,659	8.60%	694,361	47,850	6.89%	646,511	31,432	4.86%
Cash and balances with central banks and other demand deposits	57,589	2,283	3.96%	70,177	2,482	3.54%	70,719	722	1.02%
Domestic	28,603	972	3.40%	42,535	1,394	3.28%	41,286	191	0.46%
Foreign	28,986	1,311	4.52%	27,642	1,088	3.94%	29,432	531	1.80%
Financial assets held for trading	90,479	5,664	6.26%	85,279	4,870	5.71%	68,297	2,082	3.05%
Domestic	68,451	3,092	4.52%	66,812	2,482	3.72%	52,114	507	0.97%
Foreign	22,029	2,572	11.68%	18,467	2,387	12.93%	16,182	1,575	9.73%
Financial assets at fair value through other comprehensive income	59,061	4,108	6.96%	62,677	3,791	6.05%	67,527	4,011	5.94%
Domestic	27,744	805	2.90%	32,682	777	2.38%	38,994	682	1.75%
Foreign	31,317	3,303	10.55%	29,995	3,014	10.05%	28,533	3,329	11.67%
Financial assets at amortized cost	472,827	48,109	10.17%	434,214	36,063	8.31%	397,207	23,800	5.99%
Domestic	228,751	9,505	4.16%	211,019	8,142	3.86%	203,286	3,732	1.84%
Foreign	244,076	38,604	15.82%	223,195	27,921	12.51%	193,920	20,068	10.35%
Debt securities	55,967	2,307	4.12%	44,609	1,415	3.17%	32,434	719	2.22%
Domestic	40,606	1,096	2.70%	29,407	748	2.54%	21,990	239	1.09%
Foreign	15,361	1,210	7.88%	15,202	667	4.38%	10,443	480	4.59%
Loans and advances	416,861	45,803	10.99%	389,605	34,648	8.89%	364,773	23,082	6.33%
Central banks	7,710	2,053	26.62%	5,720	508	8.88%	5,601	152	2.71%
Domestic	15	—	3.00%	30	1	3.33%	84	—	0.22%
Foreign	7,695	2,052	26.67% (2)	5,690	507	8.91%	5,517	152	2.75%
Credit institutions	20,939	1,568	7.49%	16,595	1,451	8.75%	13,973	661	4.73%
Domestic	13,822	916	6.63%	9,472	828	8.74%	7,350	130	1.76%
Foreign	7,117	652	9.16%	7,123	623	8.75%	6,622	531	8.02%
Government	22,665	1,530	6.75%	22,478	1,427	6.35%	20,526	805	3.92%
Domestic	12,369	379	3.06%	12,541	323	2.58%	12,100	147	1.21%
Foreign	10,295	1,151	11.18%	9,937	1,104	11.11%	8,426	659	7.82%
Other financial corporations	14,638	1,265	8.64%	12,822	987	7.70%	12,093	453	3.75%
Domestic	5,176	411	7.95%	5,224	375	7.18%	5,929	109	1.84%
Foreign	9,461	854	9.02%	7,598	612	8.05%	6,164	344	5.58%
Individuals	174,309	19,057	10.93%	165,941	15,244	9.19%	155,150	11,222	7.23%
Domestic	93,466	3,774	4.04%	92,119	3,391	3.68%	93,586	1,868	2.00%
Mortgages	70,678	2,488	3.52%	70,392	2,217	3.15%	71,354	817	1.14%
Other	22,788	1,287	5.65%	21,727	1,174	5.40%	22,233	1,051	4.73%
Foreign	80,842	15,283	18.90%	73,822	11,852	16.05%	61,564	9,354	15.19%
Mortgages	26,356	2,845	10.80%	25,835	2,440	9.45%	22,733	1,865	8.20%
Other	54,487	12,437	22.83%	47,987	9,412	19.61%	38,831	7,489	19.29%
Non-financial corporations	176,601	20,330	11.51%	166,049	15,032	9.05%	157,430	9,788	6.22%
Domestic	63,296	2,928	4.63%	62,226	2,475	3.98%	62,247	1,240	1.99%
Foreign	113,304	17,402	15.36%	103,824	12,556	12.09%	95,183	8,549	8.98%
Derivatives and other financial assets (3)	36,868	1,494	4.05%	42,014	645	1.53%	42,761	817	1.91%
Domestic	28,199	429	1.52%	30,670	(121)	(0.39)%	31,634	304	0.96%
Foreign	8,669	1,066	12.29%	11,344	765	6.75%	11,127	513	4.61%
Non interest earning assets (4)	61,172	—	—	54,098	—	—	54,582	—	—
(1)Foreign activity represented 47.03% of the total average assets for the year ended December 31, 2024, 45.12% for the year ended December 31, 2023 and 43.13% for the year ended December 31, 2022.
(2)This relates mainly to increases in the yield of Turkish lira-denominated commercial cash loans, as a result in part of the measures implemented by the CBRT (see “―Business Overview—Supervision and Regulation—Principal Markets—Turkey”).
(3)Includes “Derivatives - Hedge accounting”, “Derivatives - Held for trading” and “Financial assets designated at fair value through profit or loss”.
(4)Includes “Insurance and reinsurance assets”, “Joint ventures and associates”, “Tangible assets”, “Intangible assets”, “Tax assets”, “Non-current assets and disposal groups held for sale”, “Non-trading financial assets mandatorily at fair value through profit or loss” and “Other assets”.

	Average Balance Sheet - Liabilities and Interest Paid on Interest Bearing Liabilities
	Year ended December 31, 2024			Year ended December 31, 2023			Year ended December 31, 2022
	Average Balance	Interest	Average Rate Paid	Average Balance	Interest	Average Rate Paid	Average Balance	Interest	Average Rate Paid
	(In Millions of Euros, Except Percentages)
Total Liabilities (1)	777,997	36,392	4.68%	748,459	24,761	3.31%	701,093	12,309	1.76%
Interest-bearing liabilities	684,800	36,392	5.31%	663,217	24,761	3.73%	621,332	12,309	1.98%
Financial liabilities held for trading	73,448	4,104	5.59%	76,280	3,424	4.49%	56,397	1,027	1.82%
Domestic	56,326	2,529	4.49%	60,308	2,087	3.46%	43,096	314	0.73%
Foreign	17,122	1,575	9.20%	15,972	1,337	8.37%	13,301	714	5.37%
Financial liabilities at amortized cost	555,981	28,429	5.11%	526,650	19,215	3.65%	504,309	9,335	1.85%
Domestic	306,852	6,115	1.99%	304,574	5,209	1.71%	308,508	1,602	0.52%
Foreign	249,130	22,314	8.96%	222,076	14,007	6.31%	195,801	7,733	3.95%
Debt certificates	69,098	3,114	4.51%	61,289	2,349	3.83%	54,687	1,681	3.07%
Domestic	46,700	1,616	3.46%	43,453	1,248	2.87%	39,005	728	1.87%
Foreign	22,398	1,499	6.69%	17,836	1,101	6.17%	15,682	953	6.08%
Deposits	486,884	25,315	5.20%	465,360	16,867	3.62%	449,622	7,654	1.70%
Central banks	17,756	1,264	7.12%	26,864	1,574	5.86%	49,586	601	1.21%
Domestic	8,163	399	4.89%	16,215	600	3.70%	42,239	140	0.33%
Foreign	9,593	865	9.02%	10,649	973	9.14%	7,347	461	6.28%
Credit institutions	34,614	2,923	8.44%	39,695	2,424	6.11%	25,701	904	3.52%
Domestic	26,230	1,436	5.47%	32,493	1,610	4.95%	17,479	274	1.57%
Foreign	8,384	1,487	17.74%	7,202	814	11.31%	8,222	631	7.67%
Government	44,245	1,750	3.96%	26,919	1,027	3.82%	22,830	621	2.72%
Domestic	30,554	932	3.05%	14,836	277	1.87%	12,068	17	0.14%
Foreign	13,691	818	5.98%	12,083	750	6.21%	10,762	604	5.61%
Other financial corporations	28,928	1,749	6.05%	26,665	1,418	5.32%	20,435	549	2.68%
Domestic	11,473	624	5.44%	13,192	716	5.43%	12,221	216	1.76%
Foreign	17,455	1,125	6.44%	13,473	703	5.21%	8,214	333	4.05%
Individuals	242,236	10,509	4.34%	236,151	5,461	2.31%	226,599	2,699	1.19%
Domestic	142,664	524	0.37%	143,506	294	0.20%	144,712	139	0.10%
Foreign	99,572	9,984	10.03%	92,645	5,168	5.58%	81,887	2,560	3.13%
Non-financial corporations	119,105	7,120	5.98%	109,066	4,962	4.55%	104,471	2,280	2.18%
Domestic	41,068	584	1.42%	40,880	464	1.13%	40,784	89	0.22%
Foreign	78,037	6,536	8.38%	68,187	4,498	6.60%	63,687	2,191	3.44%
Provisions	2,422	228	9.40%	2,494	174	6.97%	3,046	116	3.81%
Domestic	2,066	81	3.91%	2,217	100	4.51%	2,908	56	1.94%
Foreign	356	147	41.32%	277	74	26.63%	139	60	43.18%
Derivatives and other financial liabilities (2)	52,949	3,631	6.86%	57,793	1,948	3.37%	57,580	1,830	3.18%
Domestic	31,359	1,041	3.32%	34,796	844	2.43%	37,423	124	0.33%
Foreign	21,590	2,591	12.00%	22,997	1,104	4.80%	20,156	1,706	8.46%
Non-interest bearing liabilities and Equity (3)	93,197	—	—	85,242	—	—	79,761	—	—
(1)Foreign activity represented 42.63% of the total average liabilities for the year ended December 31, 2024, 40.05% for the year ended December 31, 2023 and 37.39% for the year ended December 31, 2022.
(2)Includes “Insurance and reinsurance liabilities”, “Derivatives - Hedge accounting”, “Financial liabilities held for trading” and “Financial liabilities designated at fair value through profit or loss”.
(3)Includes “Tax liabilities”, “Liabilities included in disposal groups classified as held for sale” and “Other liabilities”.
Changes in Net Interest Income-Volume and Rate Analysis
The following tables allocate changes in our net interest income between changes in volume and changes in rate for the year ended December 31, 2024 compared with the year ended December 31, 2023, and the year ended December 31, 2023 compared with the year ended December 31, 2022. Volume and rate variance have been calculated based on movements in average balances over the period and changes in interest rates on average interest-earning assets and average interest-bearing liabilities. The only out-of-period items and adjustments excluded from such table are interest payments on loans which are made in a period other than the period in which they are due.

	2024/2023
	Increase (Decrease) Due to Changes in
	Volume (1)	Rate (2)	Net Change
	(In Millions of Euros)
Interest income
Cash and balances with central banks and other demand deposits	(445)	247	(198)
Domestic	(457)	35	(422)
Foreign	53	171	224
Financial assets held for trading	297	497	794
Domestic	61	549	609
Foreign	460	(276)	185
Financial assets at fair value through other comprehensive income	(219)	536	318
Domestic	(117)	146	28
Foreign	133	157	289
Financial assets at amortized cost	3,207	8,839	12,046
Domestic	684	679	1,363
Foreign	2,612	8,071	10,683
Debt securities	360	531	892
Domestic	285	63	348
Foreign	7	537	544
Loans and advances	2,424	8,731	11,155
Central banks	177	1,368	1,545
Domestic	—	—	(1)
Foreign	179	1,366	1,545
Credit institutions	380	(263)	117
Domestic	380	(292)	89
Foreign	(1)	29	28
Government	12	92	103
Domestic	(4)	60	56
Foreign	40	8	48
Other financial corporations	140	138	278
Domestic	(3)	40	36
Foreign	150	92	242
Individuals	769	3,045	3,814
Domestic	50	333	383
Mortgages	9	261	270
Other	41	72	112
Foreign	1,127	2,304	3,431
Mortgages	49	356	405
Other	1,078	1,948	3,026
Non-financial corporations	955	4,343	5,298
Domestic	43	410	453
Foreign	1,147	3,699	4,846
Derivatives and other financial assets	(79)	929	850
Domestic	10	539	549
Foreign	(180)	481	300
Total income	1,888	11,921	13,809
(1)The volume effect is calculated as the result of the average interest rate of the earlier period multiplied by the difference between the average balances of both periods.
(2)The rate effect is calculated as the result of the average balance of the earlier period multiplied by the difference between the average interest rates of both periods.

	2024/2023
	Increase (Decrease) Due to Changes in
	Volume (1)	Rate (2)	Net Change
	(In Millions of Euros)
Interest expense
Financial liabilities held for trading	(127)	808	680
Domestic	(138)	580	442
Foreign	96	142	238
Financial liabilities at amortized cost	1,070	8,143	9,214
Domestic	39	867	906
Foreign	1,706	6,601	8,307
Debt certificates	299	466	766
Domestic	93	274	368
Foreign	282	116	398
Deposits	780	7,668	8,448
Central banks	(534)	224	(309)
Domestic	(298)	97	(201)
Foreign	(97)	(12)	(108)
Credit institutions	(310)	809	498
Domestic	(310)	136	(174)
Foreign	134	539	673
Government	661	62	723
Domestic	294	361	655
Foreign	100	(32)	68
Other financial corporations	120	210	331
Domestic	(93)	2	(91)
Foreign	208	214	422
Individuals	141	4,907	5,048
Domestic	(2)	233	231
Foreign	386	4,430	4,817
Non-financial corporations	457	1,701	2,158
Domestic	2	118	120
Foreign	650	1,388	2,038
Provisions	(5)	59	54
Domestic	(7)	(13)	(19)
Foreign	21	52	73
Derivatives and other financial liabilities (3)	(163)	1,847	1,684
Domestic	(83)	280	196
Foreign	(68)	1,555	1,487
Total expense	977	10,654	11,631
Net interest income			2,178
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

	2023/2022
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

	2023/2022
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

	December 31,
	2024	2023	2022
	(In Millions of Euros, Except Percentages)
Average interest earning assets	716,824	694,361	646,511
Gross yield (1)	8.6%	6.9%	4.9%
Net yield (2)	3.5%	3.3%	3.0%
Average effective rate paid on interest-bearing liabilities	5.3%	3.7%	2.0%
Spread (3)	3.3%	3.2%	2.9%
(1)“Gross yield” represents interest income divided by average interest-earning assets.
(2)“Net yield” represents net interest income divided by average interest-earning assets.
(3)“Spread” is the difference between “Gross yield” and the “Average effective rate paid on interest-bearing liabilities”.

ASSETS
Interest-Bearing Deposits in Other Banks
As of December 31, 2024, interbank deposits (excluding deposits with central banks) (which are recorded under “Loans and advances to credit institutions” in the “Financial assets held for trading”, “Financial assets at amortized cost” and “Financial assets at fair value through other comprehensive income” portfolios), represented 5.7% of our total assets (compared to 9.6% of our total assets as of December 31, 2023). Of such interbank deposits, 12.7% were held outside of Spain and 87.3% in Spain. We believe that our deposits are generally placed with highly rated banks and have a lower risk than many loans we could make in Spain. However, such deposits are subject to the risk that the deposit banks may fail or that such banks or the banking system of certain of the countries in which a portion of our deposits are made may face liquidity or other problems.
Securities Portfolio
As of December 31, 2024, our total securities portfolio (consisting of investment securities and loans and advances recorded under “Financial assets held for trading” and “Financial assets at fair value through other comprehensive income” portfolios) was carried on our consolidated balance sheet at a carrying amount (equivalent to its market or appraised value as of such date) of €131,947 million, representing 17.1% of our total assets, a 21.9% decrease compared to our total securities portfolio as of December 31, 2023, mainly as a result of the decrease in loans to credit institutions (through reverse repurchase agreements) in Spain. €14,635 million, or 11.1%, of our securities portfolio as of December 31, 2024 consisted of Spanish Treasury bonds and Treasury bills. The average yield during 2024 on the investment securities that BBVA held was 7.2%, compared with an average yield of approximately 5.5% earned on loans and advances in the portfolios “Financial assets held for trading” and “Financial assets at fair value through other comprehensive income” during 2024. See Notes 10 and 13 to the Consolidated Financial Statements for additional information.
The tables in Note 8.1 and the first table in Note 13.3 to the Consolidated Financial Statements set forth the fair value and the book value of our debt securities and equity instruments recorded under “Financial assets at fair value through other comprehensive income” as of December 31, 2024, 2023 and 2022.
Notes 8.2 and 14.2 to the Consolidated Financial Statements set forth the fair value and the book value of our debt securities recorded under “Financial assets at amortized cost” as of December 31, 2024, 2023 and 2022.
This information is not provided for debt securities recorded under “Financial assets held for trading”, “Non-trading financial assets mandatorily at fair value through profit or loss” and “Financial assets designated at fair value through profit or loss” since the amortized costs and fair values of these items are the same. See Note 8 to the Consolidated Financial Statements.
The second table in Note 13.3 to the Consolidated Financial Statements shows the fair value of debt securities recorded, as of December 31, 2024, 2023 and 2022, under “Financial assets at fair value through other comprehensive income” by rating categories.
The second table in Note 14.2 to the Consolidated Financial Statements shows the fair value of debt securities recorded, as of December 31, 2024, 2023 and 2022, under “Financial assets at amortized cost”, by rating categories.
Readers are directed to the tables and Notes referred to above for information regarding our securities portfolio.
For a discussion of our investments in joint ventures and associates, see Note 16 to the Consolidated Financial Statements. For a discussion of the manner in which we value our securities, see Notes 2.2.1 and 8 to the Consolidated Financial Statements.
The following table analyzes the maturities of our debt securities recorded under “Financial assets at fair value through other comprehensive income” and “Financial assets at amortized cost”, by type and geographical area, as of December 31, 2024.

	Maturity at One Year or Less		Maturity After One Year to Five Years		Maturity after Five Years to Ten Years		Maturity after Ten Years		Total
	Amount	Yield % (1)	Amount	Yield % (1)	Amount	Yield % (1)	Amount	Yield % (1)	Amount
	(Millions of Euros, Except Percentages)
DEBT SECURITIES
AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME PORTFOLIO
Domestic
Spanish government and other government agencies debt securities	1,216	3.96	3,859	3.65	3,136	1.10	2,173	3.34	10,383
Other debt securities	494	2.28	311	3.52	239	4.04	48	4.55	1,092
Total Domestic	1,709	3.47	4,170	3.64	3,375	1.31	2,221	3.37	11,475
Foreign	—	—	—	—	—	—	—	—	—
Mexico	2,151	8.39	10,492	5.48	2,122	4.32	5,696	4.59	20,461
Mexican government and other government agency debt securities	2,024	8.55	10,205	5.50	1,712	4.13	5,371	4.63	19,313
Other debt securities	126	5.79	287	4.93	410	5.13	325	4.05	1,148
The United States	2,575	3.66	1,679	3.32	1,831	2.47	466	3.17	6,552
U.S. Treasury and other government agencies debt securities	2,252	3.73	660	3.25	791	1.32	—	—	3,703
Other debt securities	323	3.13	1,019	3.37	1,040	3.34	466	3.17	2,849
Turkey	343	37.22	1,396	31.96	1,086	23.67	24	7.26	2,849
Turkey government and other government agencies debt securities	331	37.28	1,396	31.96	1,086	23.67	24	7.26	2,837
Other debt securities	12	35.68	—	—	—	—	—	—	12
Other countries	4,747	23.75	4,385	11.40	5,276	2.84	1,782	4.19	16,190
Securities of other foreign governments (2)	3,246	32.88	1,921	20.61	4,040	2.52	851	3.50	10,059
Other debt securities of other countries	1,501	4.01	2,463	4.21	1,236	3.91	931	4.82	6,131
Total Foreign	9,816	15.59	17,952	8.78	10,315	5.28	7,969	4.43	46,052
TOTAL AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME PORTFOLIO	11,525	13.79	22,121	7.81	13,690	4.30	10,190	4.20	57,526
AT AMORTIZED COST PORTFOLIO
Domestic
Spanish government and other government agencies debt securities	1,864	2.61	21,416	2.33	12,175	1.30	209	2.35	35,664
Other debt securities	—	—	1,298	2.83	143	3.63	24	3.17	1,465
Total Domestic	1,864	2.61	22,715	2.36	12,318	1.33	233	2.43	37,130
Foreign	—	—	—	—	—	—	—	—	—
Mexico	349	5.36	3,082	4.83	696	2.83	11	4.50	4,139
Mexican government and other government agency debt securities	326	5.00	3,082	4.83	657	2.43	11	4.50	4,076
Other debt securities	23	10.45	—	—	39	9.45	—	—	63
The United States	225	4.33	2,280	4.33	—	—	—	—	2,505
U.S. Treasury and other government agencies debt securities	215	4.49	2,248	4.31	—	—	—	—	2,463
Other debt securities	10	1.04	32	5.37	—	—	—	—	42
Turkey	563	30.16	3,826	24.88	1,979	32.29	375	6.86	6,743
Turkey government and other government agencies debt securities	467	27.24	3,787	24.57	1,979	32.29	375	6.86	6,607
Other debt securities	96	44.36	39	55.27	—	—	—	—	135
Other countries	2,268	7.08	4,331	2.45	1,872	2.04	27	4.26	8,498
Securities of other foreign governments (2)	1,730	7.95	2,411	2.31	1,839	1.98	16	3.65	5,996
Other debt securities of other countries	538	4.31	1,920	2.61	32	5.19	11	5.10	2,502
Total Foreign	3,406	10.54	13,519	9.66	4,547	15.33	413	6.63	21,884
TOTAL AT AMORTIZED COST PORTFOLIO	5,269	7.74	36,234	5.08	16,865	5.10	646	5.12	59,014
TOTAL DEBT SECURITIES	16,795	11.89	58,355	6.12	30,555	4.74	10,836	4.25	116,540
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

Loans and Advances
Diversification in our loan portfolio is our principal means of reducing the risk of loan losses. We also carefully monitor our loans to borrowers in sectors or countries experiencing liquidity problems. Our exposure to our five largest borrowers as of December 31, 2024 excluding government-related loans amounted to €6,869 million or approximately 1.6% of our total outstanding loans and advances to customers.
During the year ended December 31, 2024, the Group’s loan activity has been affected by geopolitical and other challenges and uncertainties globally. See “Item 5. Operating and Financial Review and Prospects―Operating Results―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Macroeconomic and geopolitical conditions” and Note 7.2 to the Consolidated Financial Statements for information on the impact of these challenges and uncertainties on our financial condition and results of operations.
Loans and Advances to Customers
As of December 31, 2024, our total loans and advances to customers amounted to €441,142 million, or 57.1% of total assets. Net of our loss allowances, total loans and advances to customers amounted to €429,532 million as of December 31, 2024, or 55.6% of our total assets, an increase from 50.6% of our total assets as of December 31, 2023. As of December 31, 2024 our total loans and advances to customers in Spain amounted to €174,854 million, up from €169,140 million as of December 31, 2023, mainly due to the increases in the wholesale portfolio, in particular, loans to enterprises. Our total loans and advances to customers outside Spain amounted to €266,288 million as of December 31, 2024, up from €234,244 million as of December 31, 2023, mainly as a result of increased activity in the branches located in New York and Europe, the increase in Turkish lira-denominated credit card loans and consumer loans in Turkey, the increase in commercial loans and, to a lesser extent, credit card loans in Argentina, partially offset by the depreciation of the Turkish lira and the Mexican peso against the euro.
Loans by Geographical Area
The following table shows our loans and advances to customers by geographical area as of the dates indicated:

	As of December 31,
	2024	2023	2022
	(In Millions of Euros)
Domestic	174,854	169,140	170,256
Foreign
Western Europe	41,907	36,978	37,112
Mexico	93,016	92,802	74,771
Turkey	45,314	34,876	35,725
South America	54,544	48,150	44,018
Other (1)	31,507	21,439	22,084
Total foreign	266,288	234,244	213,710
Total loans and advances (2)	441,142	403,384	383,965
Loss allowances	(11,611)	(11,269)	(11,237)
Total net lending (2)	429,532	392,115	372,728
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
Loans and Advances to Credit Institutions and Central Banks
As of December 31, 2024, our total loans and advances to credit institutions and central banks amounted to €52,428 million, or 6.8% of total assets (compared to €84,061 million, or 10.8% of total assets as of December 31, 2023), of which total loans and advances to credit institutions and central banks at amortized cost amounted to €30,909 million, or 4.0% of total assets. Loans and advances to credit institutions as of December 31, 2024 decreased by 41.1% compared to December 31, 2023, mainly as a result of the decrease in loans to credit institutions (through reverse repurchase agreements) in Spain, due to the offsetting of certain financial assets and liabilities, for presentation purposes, in application of IAS 32 in 2024 (see Note 7.4.2 to the Consolidated Financial Statements).
Loans and Advances to Spanish Government and its Agencies
Loans and advances outstanding to the Spanish government and its agencies amounted to €12,001 million, or 2.8% of our total loans and advances to customers as of December 31, 2024, compared with the €12,222 million, or 3.1% of our total loans and advances to customers as of December 31, 2023. This does not include loans to companies controlled by the Spanish government.

Loans to Associates and Jointly Controlled Companies
As of December 31, 2024, total loans and advances by BBVA and its subsidiaries to associates and jointly controlled companies amounted to €639 million, a 19.2% decrease compared with €791 million as of December 31, 2023, mainly due to the sale, during 2024, of certain jointly-controlled entities located in Spain.

Maturity and Interest Sensitivity
The following table sets forth a breakdown by maturity of our total loans and advances to customers, including their fixed and variable rates, by type of customer as of December 31, 2024. The determination of maturities is based on contract terms.

	Maturity					Maturity After One Year
	Due In One Year or Less	Due After One Year Through Five Years	Due After Five Years Through Fifteen Years	Due After Fifteen Years	Total	Fixed Rate	Variable Rate
	(In Millions of Euros)
Domestic
Agriculture, forestry and fishing	604	643	185	15	1,447	499	343
Manufacturing, mining and quarrying, and other industrial activities	8,049	7,152	1,289	138	16,629	3,575	5,004
Of which: manufacturing	6,793	5,157	836	120	12,906	3,159	2,954
Construction	1,922	1,792	1,124	126	4,964	763	2,279
Wholesale and retail trade, transportation and storage, accommodation and food service activities	9,721	7,661	2,518	269	20,169	5,216	5,232
Information and communication	1,244	651	151	10	2,056	235	576
Financial and insurance activities	2,726	4,500	752	223	8,201	1,785	3,690
Real estate activities	702	2,315	1,238	72	4,327	1,496	2,129
Professional, scientific, technical, administrative and support service activities	2,122	1,931	490	66	4,608	1,138	1,349
Public administration and defense, education, human health and social work activities	3,455	4,835	4,884	65	13,238	5,205	4,578
Other service activities	13,111	23,819	35,264	25,466	97,661	47,372	37,178
Of which:
Households	12,528	23,378	35,153	25,458	96,517	46,997	36,992
For House Purchase	3,528	13,442	29,777	25,147	71,895	32,635	35,732
Credit for consumption	5,421	7,666	4,122	42	17,252	11,642	188
Other purposes	3,579	2,269	1,254	268	7,371	2,720	1,071
Total Domestic	43,657	55,299	47,894	26,449	173,299	67,284	62,359
Foreign
Agriculture, forestry and fishing	1,737	999	621	24	3,381	1,236	409
Manufacturing, mining and quarrying, and other industrial activities	29,475	22,140	4,337	368	56,320	7,917	18,927
Of which: manufacturing	20,612	13,676	2,032	134	36,454	5,860	9,982
Construction	2,734	2,201	626	17	5,578	746	2,098
Wholesale and retail trade, transportation and storage, accommodation and food service activities	18,907	13,427	4,828	137	37,299	9,338	9,054
Information and communication	3,814	4,193	72	43	8,122	1,167	3,141
Financial and insurance activities	12,216	7,020	832	153	20,221	2,073	5,932
Real estate activities	1,648	3,783	1,901	1	7,333	1,409	4,276
Professional, scientific, technical, administrative and support service activities	2,022	2,486	579	3	5,090	1,286	1,782
Public administration and defense, education, human health and social work activities	1,844	2,450	5,413	2,452	12,160	2,101	8,214
Other service activities	25,426	34,628	18,273	16,958	95,285	58,200	11,660
Of which:
Households	21,420	34,308	18,007	16,658	90,393	57,426	11,547
For House Purchase	133	1,830	12,002	14,358	28,323	26,840	1,351
Credit for consumption	18,283	29,106	5,545	2,135	55,069	27,266	9,520
Other purposes	3,005	3,371	460	165	7,001	3,320	676
Total Foreign	99,823	93,326	37,483	20,156	250,788	85,473	65,493
Total loans and advances (1)	143,479	148,626	85,377	46,606	424,087	152,757	127,851
(1)Includes loans and advances to customers included in “Financial assets at amortized cost”.

Loss Allowances on Loans and Advances
The following table provides information regarding the ratios of allowances for credit losses to total loans and net charge-offs to average loans for the periods indicated, in each case. For a discussion of accounting standards related to loss allowances on financial assets, see Note 2.2.1 to the Consolidated Financial Statements.

	As of and for the year ended December 31,
	2024	2023	2022
	(In Millions of Euros)

Allowance for credit losses to total loans and advances at amortized cost outstanding	2.56%	2.75%	2.90%
Allowance for credit losses	11,630	11,356	11,291
Domestic	4,495	4,373	4,643
Foreign	7,135	6,983	6,648
Total loans outstanding	455,016	412,916	389,073
Domestic	197,937	186,938	186,583
Foreign	257,079	225,978	202,491
Net loan charge-offs as a percentage of average loans and advances at amortized cost during the period
Domestic (1)	0.18%	0.26%	0.26%
Non-financial corporations	0.18%	0.37%	0.30%
Net charge-offs during the period	177	334	264
Average loans outstanding	95,956	90,520	87,524
Individuals	0.26%	0.24%	0.30%
Net charge-offs during the period	248	226	288
Average loans outstanding	94,984	93,737	95,356
Other	0.01%	0.01%	0.01%
Foreign	1.72%	1.70%	1.20%
Non-financial corporations	0.49%	0.52%	0.56%
Net charge-offs during the period	392	391	389
Average loans outstanding	80,645	75,530	69,906
Individuals	3.52%	3.49%	2.38%
Net charge-offs during the period	2,793	2,520	1,424
Average loans outstanding	79,325	72,204	59,795
Other	—	—	—
Total loan charge-offs as a percentage of average loans and advances at amortized cost during the period	0.87%	0.89%	0.65%
Net charge-offs during the period	3,612	3,473	2,369
Average total loans and advances at amortized cost outstanding	416,861	389,605	364,773
(1) Domestic loans charged off in 2024, 2023 and 2022 were mainly related to the real estate sector.
When the recovery of any recognized amount is considered to be remote, this amount is removed from the consolidated balance sheet, without prejudice to any actions taken by the consolidated entities in order to collect the amount until their rights extinguish in full through expiry, forgiveness or for other reasons.
Our total net charge-offs to average loans at amortized cost ratio decreased to 0.87% for the year ended December 31, 2024, compared with 0.89% for the year ended December 31, 2023 mainly as a result of decreases in charge-offs in Spain. The decrease was partially offset by an increase in charge-offs in Colombia, Peru and Mexico.
The following factors, set out by region, were the main contributors to the decrease in the ratio:
•Mexico: there was a decrease in the ratio mainly due to an increase in the size of the retail portfolio, in a context of growing lending activity, which exceeded the increase in the amount of charge-offs.
•Spain: there was a decrease in the ratio mainly as a result of the increases in the wholesale portfolio, in particular, loans to enterprises and, to a lesser extent, the decrease in charge-offs.

The decrease in the total net charge-offs to average loans ratio was partially offset by:
•South America: there was an increase in the ratio due to an increase in charge-offs in the retail portfolios in Peru and Colombia as a result of new Stage 3 entries within a context of overall unfavorable macroeconomic conditions.
Our allowance for credit losses to total loans and advances at amortized cost decreased to 2.56% as of December 31, 2024 compared with 2.75% as of December 31, 2023, mainly as a result of the increase in total loans outstanding, in particular, the increase in Turkish lira-denominated credit card loans and consumer loans in Turkey, the increase in commercial loans and, to a lesser extent, credit card loans in Argentina and the increases in the wholesale portfolio, in particular, loans to enterprises in Spain, partially offset by certain non-performing loan entries in the retail loan portfolios in Turkey.
Impaired Loans
Loans are considered to be credit-impaired under IFRS 9 if one or more events have occurred and they have a detrimental impact on the estimated future cash flows of the loan.
Amounts collected in relation to impaired financial assets at amortized cost are first applied to the outstanding interest and any excess amount is used to reduce the unpaid principal. The approximate amount of interest on our impaired loans which was included in profit attributable to parent company in 2024, 2023 and 2022 was €415.6 million, €314.7 million, €257.6 million, respectively.
The following table provides information regarding our impaired loans to customers, central banks and credit institutions as of the dates indicated:

	As of December 31,
	2024	2023	2022
	(In Millions of Euros)
Impaired loans
Domestic	7,319	7,682	7,203
Public sector	15	24	38
Other resident sector	7,304	7,658	7,166
Foreign	6,894	6,764	6,290
Public sector	11	1	1
Other non-resident sector	6,883	6,763	6,289
Total impaired loans	14,213	14,446	13,493
Allowance for credit losses	(11,630)	(11,316)	(11,291)
Impaired loans net of allowance	2,583	3,130	2,202
Impaired loans as a percentage of loans and advances at amortized cost	3.12%	3.49%	3.47%
Impaired loans (net of allowance) as a percentage of loans and advances at amortized cost	0.57%	0.76%	0.57%
Our total impaired loans amounted to €14,213 million as of December 31, 2024, a 1.6% decrease compared with €14,446 million as of December 31, 2023, mainly due to the sale of portfolios of non-performing mortgage loans and certain unsecured retail portfolios, particularly in Spain, lower net entries of non-performing loans in the mortgage portfolio, particularly, in Spain, and higher write-offs in Colombia, Peru and Mexico, partially offset by certain non-performing loan entries in the retail loan portfolios in Turkey.
Our allowance for credit losses includes loss reserve for impaired assets and loss reserve for unimpaired assets which present an expected credit loss. As of December 31, 2024, the allowance for credit losses amounted to €11,630 million, a 2.8% increase compared with the €11,316 million recorded as of December 31, 2023. The allowance for credit losses increased year-on-year due to certain non-performing loan entries in the retail loan portfolios in Turkey, despite the above-mentioned sale of non-performing loan portfolios and higher write-offs in Colombia, Peru and Mexico.

LIABILITIES
Deposits
The principal components of our customer deposits recorded under “Financial liabilities at amortized cost” are domestic demand and time deposits and foreign demand and time deposits. The following tables provide information regarding the average amount of the following deposit categories recorded under “Financial liabilities at amortized cost” for the periods indicated:

	Average Balance for the Year Ended December 31,
	2024	2023	2022
	(In Millions of Euros)
Demand deposits	323,940	318,212	318,121
Domestic	191,782	196,496	201,232
Foreign	132,157	121,716	116,889
Time deposits	122,951	115,889	119,729
Domestic	42,364	45,184	63,741
Foreign	80,586	70,706	55,987
Other	39,994	31,259	11,772
Domestic	26,006	19,441	4,529
Foreign	13,988	11,818	7,243
Total Domestic	260,152	261,121	269,503
Total Foreign	226,732	204,240	180,119
Total	486,884	465,360	449,622
The amount of uninsured deposits recorded under “Financial liabilities at amortized cost” as of December 31, 2024, 2023 and 2022 amounted to €255,129 million, €226,832 million and €233,406 million, respectively. Uninsured deposits are the portion of deposit accounts that exceed each local deposit insurance limit and amounts in any other uninsured investment or deposit accounts that are classified as deposits and are not subject to any state deposit insurance regimes.
As of December 31, 2024, the maturity of our time deposits in uninsured accounts recorded under “Financial liabilities at amortized cost” was as follows:

	As of December 31, 2024
	Domestic	Foreign	Total
	(In Millions of Euros)
Portion in excess of local deposit insurance limit	9,466	45,754	55,220
Other uninsured time deposits	17,996	19,344	37,340
3 months or under	10,134	15,502	25,636
Over 3 to 6 months	2,237	1,203	3,440
Over 6 to 12 months	1,629	1,412	3,041
Over 12 months	3,995	1,227	5,223
Total	27,462	65,098	92,560
Large denomination deposits may be a less stable source of funds than demand and savings deposits because they are more sensitive to variations in interest rates and changes in perceptions of the credit or liquidity profile of the Bank. For additional information on our deposits recorded under “Financial liabilities at amortized cost” as of December 31, 2024, 2023 and 2022, see Note 22 to the Consolidated Financial Statements.

Short-term Borrowings
Securities sold under agreements to repurchase and promissory notes issued by us constituted the only categories of short-term borrowings that equaled or exceeded 30% of stockholders’ equity as of December 31, 2024, 2023 and 2022.
The following table provides information about our total short-term borrowings for the years ended December 31, 2024, 2023 and 2022:

	As of and for the year ended December 31, 2024		As of and for the year ended December 31, 2023		As of and for the year ended December 31, 2022

	Amount	Average rate	Amount	Average rate	Amount	Average rate
	(In Millions of Euros, Except Percentages)
Securities sold under agreements to repurchase:
As of end of period	67,517	4.1%	91,844	4.0%	50,878	1.6%
Average during period	83,001	4.1%	90,329	3.9%	49,933	1.5%
Bank promissory notes:
As of end of period	4,267	4.4%	5,567	4.2%	1,241	2.1%
Average during period	3,932	4.4%	3,680	3.8%	705	1.5%
Bonds and subordinated debt:
As of end of period	12,969	3.3%	15,361	3.2%	10,768	2.7%
Average during period	14,309	3.7%	12,265	2.7%	11,253	2.4%
Total short-term borrowings as of end of period (1)	84,753	4.0%	112,772	3.8%	62,887	1.7%
(1)Includes all repurchase agreements recorded under “Financial liabilities at amortized cost” and “Financial liabilities held for trading”.
As of December 31, 2024, 2023 and 2022, the securities sold under agreements to repurchase were mainly Mexican and Spanish treasury bills and such agreements were entered into with credit and other financial institutions.
Certain Ratios
The following table sets out certain ratios as of and for the years ended December 31, 2024, 2023 and 2022:

	As of and for the year ended December 31,
	2024	2023	2022
	(In Percentages)
Net interest margin (1)	3.30%	3.08%	2.73%
Return on average total assets (2)	1.4%	1.1%	1.0%
Return on average shareholders’ funds (3)	18.9%	16.2%	14.0%
Equity to assets ratio (4)	7.4%	7.1%	7.1%
(1)Represents net interest income as a percentage of average total assets.
(2)Represents profit as a percentage of average total assets.
(3)Represents profit for the year as a percentage of average shareholders’ funds for the year.
(4)Represents average total equity (net assets) over average total assets.

EQUITY
The majority of the balance not explained in the subsections below is related to the conversion to euros of the financial statements balances from consolidated entities whose functional currency is not the euro.
Total equity
As of December 31, 2024, total equity amounted to €60,014 million, an 8.6% increase compared to the €55,265 million recorded as of December 31, 2023, mainly as a result of the increase in shareholders’ funds.
Shareholders’ funds
As of December 31, 2024, shareholders’ funds amounted to €72,875 million, a 7.2% increase compared to the €67,955 million recorded as of December 31, 2023, primary due to the annual increase in profit, partially offset by the distribution of dividends.
Accumulated other comprehensive income (loss)
As of December 31, 2024, the accumulated other comprehensive loss amounted to €17,220 million, a 5.9% increase compared to the €16,254 million loss recorded as of December 31, 2023, mainly due to the depreciation of certain currencies against the euro, in particular, the Argentine peso, the Turkish lira and the Mexican peso.
Non-controlling interest
As of December 31, 2024, non-controlling interest amounted to €4,359 million, a 22.3% increase compared to €3,564 million recorded as of December 31, 2023 mainly due to greater profit in Argentina.
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
We face strong competition in all of our principal areas of operations. After the protracted period of low interest rates, which adversely impacted interest income, the sharp rise in official and market interest rates in 2022 and 2023 has resulted in a superior pricing environment for banks. However, Spanish banks have been generally cautious in increasing borrowing rates in order not to prompt any surge in default rates. Such an approach and the fact that Spain has a mature credit market contribute to the fierce competitive environment in the Spanish banking system. In particular, in recent years, competition has been acutely intense in the credit market for lending to SMEs, where new credit interest rates fell from a weighted average of 5.5% between January 2012 and May 2014 to around 2.1% in 2021. Although interest rates on new loans to SMEs increased to approximately 6.0% as of December 2023 due to the sharp rise in official interest rates, they subsequently declined to around 5.0% as of November 2024 (latest available data).
Regarding the mortgage segment, the pandemic triggered changes in household preferences (larger houses, outside space, second houses) driving an increase in the demand for mortgages. As a result, after the long period of deleveraging that preceded the pandemic, the portfolio of mortgages in Spain grew by 1.1% in 2021, though the volume of mortgages declined by 0.1% and 3.2% in 2022 and 2023, respectively, in response to higher interest rates, and the recent increased competition in this segment. According to the latest available data, as of November 2024, the stock of mortgage loans in Spain increased by 0.4% compared to November 2023.
In the aftermath of the 2008 financial crisis, the necessity for a more balanced funding structure led to increased competition for deposits in Spain. While the low interest rate environment depressed remuneration on deposits, there has been an effective “zero lower bound” interest rate floor on deposit rates, which never entered negative territory, despite the Euribor being below 0% between 2016 and April 2022. As interest rates have risen, competition among Spanish entities and from other alternative savings financial products has led to higher deposit rates, especially time deposit rates. However, the excess liquidity of the Spanish banking system (as shown by the system’s loans-to-deposits ratio, which was approximately 84% as of November 2024), and the strong competition in the loan market, caused deposit rates in Spain to increase less than in other European countries.
The entry of “fintech companies” and online banks into the Spanish market for financial services has further increased competition, particularly in payment services. Insurance companies and other financial service firms also compete for customer funds. Insurance companies and other financial service firms are also expanding the services they offer to consumers in Spain, which have traditionally been the domain of commercial banks. We face competition from other commercial banks, former savings banks and, to a lesser extent, credit cooperatives across all types of loans and deposits.
In Spain and in Europe, changes in banking regulation could have a significant potential impact on competition in the near future. The EU Directive on Investment Services permits all brokerage houses authorized to operate in other member states of the European Union to carry out investment services in Spain. Although the EU Directive is not specifically addressed to banks, it affects the activities of banks operating in Spain. Certain initiatives have also been implemented in order to facilitate the creation of a Pan-European financial market, such as the Single Euro Payments Area, which is a payment-integration initiative for the harmonization of payment services (bank transfers, direct debits and payment cards) mainly within the European Union, and MiFID, complemented with the introduction of MiFID II in January 2018, which aims to create a European framework for investment services. In addition, further steps have been taken towards achieving a banking and capital markets union in Europe, such as the Retail Investment Strategy (RIS). The ECB assumed responsibility as the unique supervisor of the Eurozone banking sector in November 2014, responsible for the supervision of over 100 entities (including BBVA). Moreover, the foundations of a single resolution mechanism were laid with, among others, the appointment of the SRB and the adoption of the Bail-in Tool. Finally, in June 2024, the new Anti-Money Laundering (AML) package was published in the Official Journal of the EU. This package includes the establishment of the new European AML Authority (AMLA), the Regulation, and the 6th Directive on the prevention of money laundering and terrorist financing (AML/CFT).
For additional information, see “―Business Overview―Supervision and Regulation”.

Mexico
As of November 31, 2024, the Mexican banking sector comprised 51 institutions, two more than the 49 banks that operated at the end of 2023, due to the entry into operation of Banco Bineo (part of Grupo Financiero Banorte) in January 2024, and OpenBank (part of Grupo Financiero Santander) in November 2024. Hey Banco, which has announced its separation from Grupo Financiero Banregio, obtained a banking license in July 2023, but has not yet started operations. In addition, other eight entities are either waiting for the approval of their license or ready to start operations within the banking sector: Revolut, Nu Bank, Klar, Masari Casa de Bolsa, Finsus, Konfío, and Plata Card.
On December 2, 2024, Citi announced the successful separation of its institutional banking business in Mexico from its consumer, small and medium-sized enterprises banking business. From December 1, 2024, Citibanamex is split in two separate financial groups: Grupo Financiero Citi Mexico and Grupo Financiero Banamex. Banamex’s sale is expected to take place during 2025.
The seven largest banks of the system (the “G7 group”, that comprises BBVA Mexico, Santander, Banorte, Banamex, HSBC, Scotiabank and Inbursa) held 75.0% of the total assets of banks in Mexico as of November 30, 2024, less than the 76.3% in December 2023. Santander, Banorte, Banamex and Scotiabank reduced their share in total assets between December 2023 and November 2024 by 0.6%, 0.2%, 0.6% and 0.4%, respectively, while BBVA Mexico, HSBC and Inbursa increased their market share in the same period by 0.1%, 0.2% and 0.2%, respectively.
Regarding credit balances, the G7 group market share decreased from 80.6% in December 2023 to 80.3% in November 2024. In particular, BBVA Mexico increased its participation in total credit balances from 24.7% to 25.5% during such period. Banorte and Inbursa also experimented an increase in their market share in the same period (0.2% and 0.7%, respectively), while Santander, Banamex, Scotiabank and HSBC lost market share. The expected slowdown of economic activity in 2025 may reduce the pace of expansion of credit balances in the short and medium terms.
As for deposits, the G7 group market share declined between December 2023 and November 2024 (from 78.4% to 77.4%), with six of the G7 banks losing share (BBVA Mexico’s fell from 23.1% to 22.0%). Banamex was the bank with the largest gain in the system, increasing its participation in total deposits from 11.7% to 12.4%. An expected period of declining interest rates coupled with weaker economic activity are expected to limit the dynamism of deposits in 2025.
For information on COFECE’s investigation regarding competition in the card payments’ market, see “―Business Overview―Supervision and Regulation—Principal Markets—Mexico”.
Turkey
In Turkey, where we operate through Garanti BBVA, the three public deposit banks that operate in the country accounted for 37% of the total loans of financial institutions as of December 29, 2024, whereas private deposit banks (including Garanti BBVA) accounted for 48%. Development banks and participation banks (banks that operate under the ethos of Islamic banking) together accounted for 15% of the total.
The loose monetary policy implementation that started in September 2021 continued in the first half of 2023 and resulted in a sharp depreciation of the Turkish lira and a substantial increase in the inflation rate. In June 2023, with the appointment of a new economic team, the CBRT started to take steps towards normalization and monetary tightening. In March 2024, the policy rate (the one-week repo auction rate) was raised from 8.5% to 50.0%. The CBRT also adjusted the monetary policy operational framework by setting the CBRT overnight borrowing and lending rates 300 basis points below and above the one-week repo auction rate, respectively. The CBRT has maintained its tight monetary stance since March 2024, and kept the policy rate unchanged (at 50%) until December 2024. Based on the leading indicators pointing to a decline in the underlying inflation trend in December 2024, the CBRT reduced the policy rate from 50.0% to 47.5%. The CBRT also adjusted the monetary policy operational framework by setting the CBRT overnight borrowing and lending rates 150 basis points below and above the one-week repo auction rate, respectively.
In 2024, the CBRT continued to simplify the macroprudential policy framework to enhance the functionality of market mechanisms, strengthen macro-financial stability and support monetary transmission mechanisms. This trend is expected to continue in 2025, including through the simplification of the securities maintenance requirement, based on evaluations regarding the effects of the current macroprudential framework on inflation, interest rates, exchange rates, reserves, expectations, and financial conditions. Inflation is expected to decrease in 2025, which would support demand for Turkish lira assets. For information on other measures adopted by the CBRT, see “―Business Overview―Supervision and Regulation—Principal Markets—Turkey”.

Policies were implemented in 2024 to strengthen the monetary policy transmission mechanism and balance domestic demand. In order to enhance the effectiveness of loan growth limits, a reserve requirement based on loan growth was introduced. At the same time, the monthly growth limit was reduced from 2.5% to 2.0% for Turkish lira commercial loans. The limit was also revised from 3.0% to 2.0% for general purpose loans. Moreover, with the aim of ensuring a level of loan growth consistent with the target decrease in inflation and the maintenance of the share of Turkish lira loans, a monthly growth limit of 1% was introduced for foreign exchange loans.
Regarding banks’ balance sheets, despite a decline in the profitability of the banking sector throughout 2024 due to high funding costs, the sector's internal capital generation capacity remained sufficient to support capital adequacy. The tight monetary policy and the macroprudential policy framework have been weighing on the net interest margin, whereas strong income generation from fees and commissions coupled with the moderate growth of the cost of risk have supported profitability in 2024. However, with the expected decline in funding costs, banks’ net interest margins and return on equity levels are expected to improve in 2025.
G. Other Relevant Information
Offer to exchange 100% of the shares of Banco de Sabadell, S.A. for shares of Banco Bilbao Vizcaya Argentaria, S.A.
On April 17, 2024, the Chair of BBVA and the Chairman of Banco de Sabadell, S.A. (the “Target Company”) had a meeting in which the Chair of BBVA informed the Chairman of the Target Company about BBVA’s strategic and financial interest in resuming the merger discussions with the Target Company (by reference to the merger transaction discussed between BBVA and the Target Company in 2020 that ended without reaching any agreement), with a view to creating a leading bank, with greater scale and competitive capacity. On April 30, 2024 due to a media report regarding the abovementioned discussions between the Chair of BBVA and the Chairman of the Target Company, BBVA published an inside information notice (información privilegiada) confirming that the Chairman of the Target Company had been informed of BBVA’s board of directors’ interest in initiating negotiations with the Target Company to explore a potential merger of BBVA and the Target Company. On that same day, BBVA made an indicative proposal in writing to the Target Company relating to a corporate transaction, consisting of the proposed combination of the BBVA Group and the Target Company and its consolidated subsidiaries, through a merger by absorption of the Target Company by BBVA (the Merger) (which was published as an inside information notice (información privilegiada) of BBVA on May 1, 2024 and registered with the Spanish Securities and Exchange Commission (“CNMV”) with registry number 2232). On May 6, 2024, the Target Company published an inside information notice (información privilegiada) registered with the CNMV with registry number 2234, rejecting BBVA’s proposal. The Target Company has refused to negotiate with BBVA regarding its proposal.
Following such rejection, on May 9, 2024, BBVA announced, through the publication of an inside information notice (información privilegiada) (the “Prior Announcement”), the decision to launch an exchange offer (the “Exchange Offer”) for the acquisition of all of the issued and outstanding shares of the Target Company. The consideration offered by BBVA to the shareholders of the Target Company after the adjustments following the interim dividends paid by both companies, consists of one (1) newly issued share of BBVA for each five point zero one nine six (5.0196) ordinary shares of the Target Company and €0.29 for each five point zero one nine six (5.0196) shares of the Target Company (the “Consideration”), subject to certain adjustments in the case of dividend distributions in accordance with what was indicated in the Prior Announcement.
Pursuant to the provisions of Royal Decree 1066/2007, of July 27, 2007, on the rules governing tender offers (“Royal Decree 1066/2007”), the Exchange Offer is subject to mandatory clearance by the CNMV (“CNMV Clearance”). Additionally, pursuant to the provisions of Law 10/2014 and Royal Decree 84/2015, the acquisition by BBVA of control of the Target Company resulting from the Exchange Offer is subject to the duty of prior notification to the Bank of Spain and the obtention of the non-opposition of the ECB (which condition was satisfied on September 5, 2024, as described below).

In addition, completion of the Exchange Offer is also subject to the satisfaction of the conditions specified in the Prior Announcement, in particular (i) the acceptance of the Exchange Offer by a number of shares that allows BBVA to acquire at least more than half of the effective voting rights of the Target Company at the end of the Exchange Offer acceptance period (therefore excluding the treasury shares that the Target Company may hold at that time) as this condition was amended by BBVA in accordance with the inside information notice (información privilegiada) dated January 9, 2025 (the “Minimum Acceptance Condition”), (ii) approval by BBVA’s General Shareholders’ Meeting of the increase of BBVA’s share capital through the issue of new ordinary shares with non-cash contributions in an amount that is sufficient to fully cover the Consideration offered to the shareholders of the Target Company (which condition was satisfied on July 5, 2024, as described below), (iii) the express or tacit authorization of the economic concentration resulting from the Exchange Offer by the Spanish antitrust authorities (“Antitrust Clearance”), and (iv) the express or tacit authorization of the indirect acquisition of control of the Target Company’s banking subsidiary in the United Kingdom, TSB Bank PLC, by the United Kingdom Prudential Regulation Authority (PRA) (which condition was satisfied on September 2, 2024, as described below).
On July 5, 2024, BBVA’s Extraordinary General Shareholders’ Meeting approved to authorize the increase of BBVA’s share capital in an amount of up to €551,906,524.05 through the issuance of up to 1,126,339,845 newly-issued BBVA shares to be offered to the holders of the Target Company shares pursuant to the Exchange Offer. Such capital increase resolution was approved with shareholders representing 70.75% of the outstanding BBVA shares present at such meeting and 96% of such shareholders voting in favor.
On September 3, 2024, BBVA announced that it had received on September 2, 2024 the authorization from the Prudential Regulation Authority (PRA) for BBVA's indirect acquisition of control of TSB Bank PLC, the Target Company’s banking subsidiary in the United Kingdom, as a result of the Exchange Offer.
On September 5, 2024, BBVA announced that it received the decision of non-opposition from the European Central Bank to BBVA's taking control of the Target Company, as a result of the Exchange Offer.
On November 12, 2024, the Spanish antitrust authorities announced their decision that further review of the economic concentration resulting from the Exchange Offer would be required, extending antitrust review into a second phase.
The detailed terms of the Exchange Offer will be set out in the Spanish prospectus (which was submitted together with the Exchange Offer request to the CNMV for their authorization on May 24, 2024 and will be published after obtaining CNMV Clearance) and the relevant U.S. offer to exchange/prospectus.
Based on the information available when announcing the Exchange Offer, BBVA estimated a negative impact on BBVA’s Group CET1 capital of 38 basis points (including the impact of the adjustments resulting from dividend payments by the Target Company and BBVA on October 1 and October 10, 2024, respectively) if the Exchange Offer were accepted by holders of shares representing 100% of the share capital of the Target Company. See “Item 3. Key Information—Risk Factors—Business Risks—The Group faces risks related to its acquisitions and divestitures activity, including the Exchange Offer” and “—The structure, capital, leverage, liquidity, MREL and resolution profile of the Group if the Exchange Offer is completed remains uncertain”.
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
Critical Accounting Policies
The Consolidated Financial Statements as of and for the years ended December 31, 2024, 2023 and 2022 were prepared by the Bank’s directors in compliance with IFRS-IASB and in accordance with EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2017, and by applying the basis of consolidation, accounting policies and measurement bases described in Note 2 to the Consolidated Financial Statements, so that they present fairly the Group’s total equity and financial position as of December 31, 2024, 2023 and 2022, and its results of operations and consolidated cash flows for the years ended December 31, 2024, 2023 and 2022. The Consolidated Financial Statements were prepared on the basis of the accounting records kept by the Bank and by each of the other Group companies and include the adjustments and reclassifications required to unify the accounting policies and measurement bases used by the Group. See Note 2.2 to the Consolidated Financial Statements.
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
Although these estimates were made on the basis of the best information available as of December 31, 2024, 2023 and 2022, respectively, events that take place in the future might make it necessary to revise these estimates (upwards or downwards), which revisions would be carried out prospectively in coming years. Any such changes would be recorded prospectively, recognizing the effects of the change in estimation in the corresponding consolidated financial statements.
The BBVA Group is working on its estimation models so that they consider and reflect how climate risk and other climate-related matters can affect the consolidated financial statements, cash flows and financial performance of the Group. The relevant estimates and judgments are being taking into account when preparing the consolidated financial statements of the BBVA Group and, where relevant, they are mentioned in the corresponding Notes to the Consolidated Financial Statements.
Further, recent greater macroeconomic and geopolitical uncertainties have resulted in greater complexity in developing reliable estimates and applying judgment. During 2024 there have been no other significant changes in the estimates made as of December 31, 2023 and 2022, with the exception of those indicated in the Consolidated Financial Statements.
Note 2 to the Consolidated Financial Statements contains a summary of our significant accounting policies. We consider certain of our critical accounting policies to be particularly important due to their effect on the financial reporting of our financial condition and results of operations and because they require management to make difficult, complex or subjective judgments, some of which may relate to matters that are inherently uncertain. Our reported financial condition and results of operations are sensitive to accounting methods, assumptions and estimates that underlie the preparation of the Consolidated Financial Statements. The nature of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered when reviewing the Consolidated Financial Statements and the discussion below. For information on the estimates made by the Group in preparing the Consolidated Financial Statements, see Note 1.5 to the Consolidated Financial Statements.

We have identified the accounting policies enumerated below as critical to the understanding of our financial condition and results of operations, since the application of these policies requires significant management assumptions and estimates that could result in materially different amounts to be reported if the assumptions used or underlying circumstances were to change.
See Note 2.3 to the Consolidated Financial Statements for information on changes to IFRS or their interpretation that were not yet effective as of December 31, 2024.
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
During 2024, the criteria for identifying significant increases in credit risk were reviewed and updated. As part of this update, certain short-term portfolio transactions as well as those meeting the expanded definition of the low credit risk exception (see Note 2.2.1 to the Consolidated Financial Statements) have been exempted from transfer to Stage 2 based on certain quantitative criteria. These changes have led to a significant reduction in the Stage 2 balance at the Group level during the last quarter of 2024, with the impact of these measures primarily concentrated in Banco Bilbao Vizcaya Argentaria, S.A.
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
Goodwill is allocated to one or more cash-generating units (CGUs), that will benefit from the synergies arising from business combinations. CGUs represent the smallest identifiable groups of assets that generate cash flows for the Group.
Goodwill is not amortized and is subject periodically to an impairment analysis, comparing the carrying amount of the relevant CGU - adjusted by the amount of goodwill attributable to minority interests, in the event that the Group has not chosen to measure minority interests at fair value, with its recoverable amount.
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
See Notes 2.1 and 2.2.7 to the Consolidated Financial Statements, which contain a summary of our significant accounting policies related to goodwill.

The results from each of these tests on the dates mentioned were as follows:
As of each of December 31, 2024, 2023 and 2022, as a result of the relevant CGUs assessment, the Group concluded there was no evidence of indicators of impairment that required recognizing significant impairment losses in any of the CGUs to which goodwill recognized in the consolidated balance sheet was allocated.
Mexico CGU
Most of the Group’s goodwill balance corresponds to the CGU in Mexico. The impairment test used the cash flow projections estimated by the Group’s management, based on the latest budgets available for the next five years. As of December 31, 2024, the Group used a growth rate of 5.5% (5.6% as of December 31, 2023 and 6.3% as of December 31, 2022) to extrapolate the cash flows in perpetuity starting in the fifth year, based on the real GDP growth rate of Mexico, expected inflation and the potential growth of the banking sector in Mexico. The rate used to discount cash flows is the cost of capital assigned to the CGU, 18.3% as of December 31, 2024 (12.4% as of December 31, 2023 and 12.7% as of December 31, 2022).
As of December 31, 2024, if the discount rate had increased or decreased by 50 basis points, the recoverable amount would have decreased or increased by 3% and 3%, respectively (6% and 7%, respectively, as of December 31, 2023, and 7% and 8%, respectively, as of December 31, 2022). If, as of December 31, 2024, the growth rate had increased or decreased by 50 basis points, the recoverable amount would have increased or decreased by 2% and 2%, respectively (5% and 4%, respectively, as of December 31, 2023, and 5% and 5%, respectively, as of December 31, 2022).
Turkey CGU
As a result of the designation of Turkey as a hyperinflationary economy in the first half of 2022 and the application of IAS 29 “Financial Reporting in Hyperinflationary Economies” and IAS 21 “Effects of Changes in Foreign Exchange Rates”, the Group determined that the book value of the Turkish CGU exceeded the existing recoverable value as of December 31, 2021 and, thus, goodwill corresponding to the Turkey CGU was derecognized and other intangible assets assigned to the Turkish CGU were written off in their entirety. See Note 2.2.18 to the Consolidated Financial Statements.
Prior to such derecognition, the Group carried out impairment tests using the cash flow projections estimated by the Group’s management, based on the latest budgets available for the next five years.
The recoverable amounts of all the CGUs were in excess of their carrying value as of December 31, 2024, December 31, 2023 and December 31, 2022.
Insurance contracts
For the years ended December 31, 2024, 2023 and 2022, the valuation method used by default for all insurance and reinsurance contracts was the General Model (Building Block Approach) based on IFRS 17, except in respect of contracts eligible to be valued under the Simplified Model (Premium Allocation Approach) or the Variable Fee Approach. The General Model requires that insurance contracts be initially valued for the total of fulfillment cash flows and the contractual service margin (CSM), each as further described in Note 2.2.8 to the Consolidated Financial Statements. Subsequently, the amount recognized in the consolidated balance sheet for each group of insurance contracts measured under this model comprises the liability for remaining coverage, which includes the aforementioned fulfillment cash flows and the contractual service margin, and the liability for incurred claims, which includes the cash flows from related to claims that have occurred, but have not been paid, discounted to reflect the time value of money, the financial risk associated with future cash flows, and a risk adjustment for non-financial risk that would represent the compensation required by the uncertainty associated with the amount and timing of the expected cash flows.
See Notes 2.2.8 and 23 to the Consolidated Financial Statements, which contain a summary of our significant accounting policies and assumptions about our most significant insurance contracts.
Post-employment benefits and other long-term commitments to employees
Pension and post-retirement benefit costs and credits are based on actuarial calculations. Inherent in these calculations are assumptions including discount rates, rate of salary increase and expected return on plan assets. Changes in pension and post-retirement costs may occur in the future as a consequence of changes in interest rates, expected return on assets or other assumptions. See Notes 2.2.13 and 25 to the Consolidated Financial Statements, which contain a summary of our significant accounting policies about pension and post-retirement benefit costs and credits.

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
Deferred tax assets and liabilities include temporary differences, the carryforward of unused tax losses and carryforward of unused tax credits or discount carry forwards. These amounts are calculated by applying to each temporary difference the tax rates that are expected to apply when the asset is realized or the liability settled. See Notes 2.2.9 and 19 to the Consolidated Financial Statements, which contain a summary of our significant accounting policies about tax assets and liabilities.

A. Operating Results
Factors Affecting the Comparability of our Results of Operations and Financial Condition
Set forth below are the main factors that have affected the comparability of the Group’s results of operations and financial condition as of and for the years ended December 31, 2024, 2023 and 2022. Further to the factors referred to below, the future comparability of the Group’s results of operations and financial condition may be significantly affected by, among other factors, the completion of the Exchange Offer (see “Item 4. Information on the Company—Other Relevant Information”).
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
Except with respect to hyperinflationary economies, where all the components of the financial statements (including income statement items) of the relevant subsidiaries (in each case, for any period in which the economy was considered to be hyperinflationary) are converted at the period-end exchange rate, the assets and liabilities of our subsidiaries which maintain their accounts in currencies other than the euro have been converted to the euro at the period-end exchange rates for inclusion in the Consolidated Financial Statements, and income statement items have been converted at the average exchange rates for the period. See Note 2.2.18 to the Consolidated Financial Statements for information on the application of IAS 29 “Financial Reporting in Hyperinflationary Economies”. The following table sets forth the exchange rates of the currencies of the main non-euro regions where we operate against the euro, expressed in local currency per €1.00 as averages for the years ended December 31, 2024, 2023 and 2022 and as period-end exchange rates as of December 31, 2024, 2023 and 2022 according to the European Central Bank (the “ECB”).

	Average Exchange Rates			Period-End Exchange Rates
	Year ended December 31, 2024	Year ended December 31, 2023	Year ended December 31, 2022	As of December 31, 2024	As of December 31, 2023	As of December 31, 2022
Mexican peso	19.8220	19.1866	21.1889	21.5504	18.7231	20.8560
Turkish lira				36.7372	32.6531	19.9649
U.S. dollar	1.0822	1.0815	1.0532	1.0389	1.1050	1.0666
Argentine peso				1,072.6642	892.8124	188.5144
Colombian peso	4,405.4736	4,679.2170	4,469.0788	4,580.6659	4,223.3653	5,130.5593
Peruvian sol	4.0546	4.0404	4.0309	3.9027	4.1042	4.0572
During 2024, the Mexican peso and, to a lesser extent, the U.S. dollar and the Peruvian sol depreciated against the euro in average terms compared with the prior year. On the other hand, the Colombian peso appreciated against the euro in average terms compared with the average exchange rates for the prior year. The income statement of BBVA Argentina for the year ended December 31, 2024 was significantly impacted by the decline of the Argentine peso during the year, including, in particular, the extraordinary devaluation of the Argentine peso against the euro in December 2023, as a result of the economic measures adopted by the new government. In terms of period-end exchange rates, the Mexican peso, the Turkish lira, the Argentine peso and the Colombian peso depreciated against the euro. On the other hand, the U.S. dollar and the Peruvian sol appreciated against the euro in terms of period-end exchange rates. The overall effect of changes in exchange rates was negative for the period-on-period comparison of the Group’s income statement (mainly due to the depreciation of the Mexican peso in average terms and the depreciation of the period-end exchange rates of the Turkish lira and the Argentine peso used to convert income statement items pursuant to IAS 21) and balance sheet.
During 2023, the Mexican peso appreciated against the euro in average terms compared with the prior year. On the other hand, the Colombian peso, the U.S. dollar and the Peruvian sol depreciated against the euro in average terms compared with the prior year. The income statement of BBVA Argentina for the year ended December 31, 2023 was significantly impacted by the decline of the Argentine peso during the year, including, in particular, the extraordinary devaluation of the Argentine peso against the euro in December 2023, as a result of the economic measures adopted by the new government. In terms of period-end exchange rates, the Mexican peso and the Colombian peso appreciated against the euro. On the other hand, the Turkish lira, the Argentine peso, the U.S. dollar and the Peruvian sol depreciated against the euro in terms of period-end exchange rates. The overall effect of changes in exchange rates was slightly negative for the period-on-period comparison of the Group’s income statement (mainly due to the depreciation of the period-end exchange rates of the Turkish lira and the Argentine peso used to convert income statement items pursuant to IAS 21) and balance sheet.
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
On November 15, 2021, BBVA announced a voluntary takeover bid (“VTB”) addressed to the holders of the 2,106,300,000 shares7 of Garanti BBVA not controlled by BBVA, which represented 50.15% of Garanti BBVA’s total share capital. BBVA submitted for authorization an application for the VTB to the supervisor of the securities markets in Turkey (the Capital Markets Board of Turkey or “CMB”) on November 18, 2021.
On March 31, 2022, CMB approved the relevant information memorandum and on the same day BBVA announced the start of the VTB acceptance period on April 4, 2022. On May 18, 2022, BBVA announced the finalization of the offer acceptance period, with the acquisition of 36.12% of Garanti BBVA’s share capital. The total amount paid by BBVA was approximately 22,758 million Turkish lira (equivalent to approximately €1,390 million8 including the expenses associated with the transaction and net of the collection of the dividends corresponding to the stake acquired). The transaction resulted in a capital gain of approximately €924 million (including the impacts after the application of IAS 29 “Financial Reporting in Hyperinflationary Economies”, see Note 2.2.18 to the Consolidated Financial Statements). An amount of €3,609 million was recorded under the heading “Other reserves” and there was a reclassification to “Accumulated other comprehensive income (loss)” corresponding to the 36.12% acquired from “Minority interests” to “Accumulated other comprehensive income (loss)” of the parent company amounting to a loss of €2,685 million. The total derecognition associated with the transaction of the heading “Minority interests” considering “Other items” and “Accumulated other comprehensive income (loss)” amounted to a loss of €2,541 million. The percentage of total share capital of Garanti BBVA owned by BBVA after the completion of the VTB on May 18, 2022 was 85.97% (the same percentage as on December 31, 2024).
Purchase of Tree Inversiones Inmobiliarias, SOCIMI, S.A.
On June 15, 2022, BBVA completed the acquisition of Tree Inversiones Inmobiliarias, SOCIMI, S.A., a real estate vehicle, from Merlin Properties for an amount of €1,988 million. The transaction resulted in a €201 million loss (net of taxes) which has been recognized under the headings “Gains (losses) from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations” (€134 million loss) and “Tax expense or income related to profit or loss from continuing operations” (€67 million expense) of the BBVA Group and in the line item “Profit / (loss) from discontinued operations, net and Other” of the Spain operating segment (see Note 17 to the Consolidated Financial Statements).
Macroeconomic and geopolitical conditions
The Group is sensitive to the deterioration of economic conditions or the alteration of the institutional environment of the countries in which it operates, and especially Spain, Mexico and Turkey. Additionally, the Group is exposed to sovereign debt, especially in these geographical areas.
The global economy is currently facing a number of extraordinary challenges. The war between Ukraine and Russia and armed conflicts and political instability in the Middle East have caused significant disruptions, instability and volatility in global markets, particularly in energy markets. Uncertainty about the future development of these conflicts is high, and they may lead to new supply shocks, GDP contraction and a resurge of inflation, paving the way for macroeconomic and financial instability episodes. For additional information on the deteriorating economic environment, see “—Operating Environment”.
Geopolitical and economic risks have also increased in recent years as a result of trade tensions between the United States and China, Brexit, and the rise of populism, among other factors. Growing tensions may lead, among other things, to a deglobalization of the world economy, an increase in protectionism, a general reduction of international trade and a reduction in the integration of financial markets. Moreover, the policies to be adopted by the new U.S. government are an additional source of uncertainty for the global economy. During February 2025, the U.S. government imposed certain tariffs (some of which were subsequently delayed) on imports from Canada, Mexico and China, which resulted in China adopting retaliatory tariffs. If the announced tariffs affecting Mexico are ultimately implemented, this may have a material adverse effect on Mexico’s economy. These and other policies of the new administration—including fiscal, regulatory, industrial or foreign policies—could slow U.S. or global economic growth (especially, if they give rise to trade wars), increase inflation, affect interest rates or otherwise increase financial and macroeconomic instability, any of which could adversely affect the Group’s business, financial condition and results of operations.
7 All references to “shares” or “share” shall be deemed made to lots of 100 shares, which is the trading unit in which Garanti BBVA shares are listed at Borsa Istanbul.
8 Using the effective exchange rate of 16.14 Turkish lira per euro.

In addition, there is a risk of a sharp global growth slowdown. In a context marked by uncertainty and still elevated interest rates, labor markets and aggregate demand could weaken more significantly than expected. Moreover, despite increasing economic stimulus measures, growth in China could slow sharply, negatively impacting many regions, due to tensions in real estate markets, declining demand and economic sanctions imposed by the United States, among other factors.
Further, the collapse of Silicon Valley Bank and UBS’s agreement to acquire Credit Suisse in early 2023 led to increased volatility, especially in the stock and interest rate markets, and have given rise to global banking concerns, including with respect to the concentration and quality of bank deposits and the debt holdings of certain banks.
Moreover, in the current context, one of the main risks is that inflation remains higher than expected, due to new supply shocks, related for example to the previously mentioned geopolitical and political risks or climate factors, due to demand factors, caused by an excessively expansionary fiscal policy, the robustness of labor markets, or other factors, such as the lowering of interest rates by central banks. Significant inflationary pressures could lead to interest rates remaining higher than currently forecasted, which could negatively affect the macroeconomic environment and financial markets. In recent years, the Group’s results of operations have been particularly affected by the increases in interest rates adopted by central banks in an attempt to tame inflation, which have led to a rise in both interest revenue and expenses and a shift from deposits towards higher profitability investments (including mutual funds). The prevalence of interest rates at relatively high levels or any increase in interest rates in the future could adversely affect the Group by generating mark-to-market losses on securities portfolios, reducing the demand for credit, increasing funding costs and further increases in the default rate of its borrowers and other counterparties, adversely affecting the amount of deposits if remuneration thereof is not increased accordingly and otherwise affecting margins.
The Group’s results of operations have also been affected in recent years by the high inflation in all countries in which BBVA operates, especially Turkey and Argentina. In particular, the Turkish economy has been considered hyperinflationary since the first half of 2022. See “Presentation of Financial Information—Hyperinflationary Economies”.
Further, the Group’s results of operations have been affected in recent years by institutional and regulatory developments. In Spain, political, regulatory and economic uncertainties have increased since the 2023 general elections and there is a risk that policies could be adopted that have an adverse impact on the economy or our business. There is also a risk that political tensions in other European countries, such as those observed after the 2024 elections in France, could to some extent affect Spain.
In Mexico, despite the growth in economic activity in 2023 and 2024, there is high uncertainty regarding the impact of the recently approved constitutional reforms as well as regarding the policies that may be adopted by the new government, which has already caused significant financial volatility and contributed to the depreciation of the Mexican peso. There is also the risk that the above-mentioned new U.S. administration policies may be a source of volatility in the Mexican markets.
In Turkey, the CBRT has strengthened its macroprudential policy toolkit. Among other measures, reserve requirements, which used to apply to the liability side of balance sheets only, started to apply to the asset side of balance sheets, including Turkish lira-denominated commercial cash loans (subject to certain exceptions). The regulatory and macroprudential policies affecting the banking sector, including measures adopted to increase the weight of Turkish lira-denominated assets and liabilities of the banking system, and economic conditions in Turkey, including changes in official interest rates (with Turkey’s real interest rate still being negative given the high inflation) have affected and may continue to affect the Group’s results, and there can be no assurance that adverse developments in the Turkish economy and institutional and regulatory environment will not have a material adverse effect on the Group’s business, financial condition and results of operations. For additional information on measures adopted by the CBRT, see “Item 4. Information on the Company―Business Overview—Supervision and Regulation—Principal Markets—Turkey”.
While there have been increasing signs of normalization in economic policy in general, and monetary policy in particular, since the general elections held in May 2023, economic conditions in Turkey remain relatively unstable, characterized by pressures on the Turkish lira, high inflation, a significant trade deficit, low central bank foreign reserves and high external financing costs. The earthquakes of February 2023 deepened Turkey’s economic struggles. In addition to the vast human losses, the earthquakes and government’s response thereto added to mounting inflation and budget risks. Continuing unfavorable economic conditions in Turkey may result in a potential deterioration in the purchasing power and creditworthiness of our clients (both individual and corporate). There is also uncertainty about the impact of the recent developments in the Middle East on Turkey. In particular, recent regime changes in Syria create opportunities, such as a potential increase in exports and lower migration pressures, but also risks, which could cause greater volatility of Turkish financial assets, among other possible consequences.

In Argentina, the risk of economic and financial turbulence persists in a context in which the government has substantially modified the economic policy framework and has focused its efforts on implementing strong fiscal and monetary adjustments to reduce inflation. The significant exchange rate devaluation implemented in December 2023 and the strong fiscal adjustment announced in early 2024 have further reinforced short-term inflationary pressures.
In Colombia and Peru, climate-related factors, political tensions and greater social conflict could have a negative impact on the economy.
Operating Environment
The below discussion of BBVA’s operating environment includes the current expectations, estimates and beliefs of BBVA Research, based on internal and third-party sources, with respect to the future evolution of macroeconomic conditions. These expectations, estimates and beliefs are subject to uncertainty, and the actual evolution of macroeconomic conditions could differ materially from any expected evolution described below.
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
Economic growth remained relatively strong in 2024, primarily in the United States and the services sector. BBVA Research estimates that global GDP expanded by approximately 3.2% in 2024. This resilience occurred in an environment where public spending remained generally high and labor markets tight. Due in part to restrictive monetary conditions, inflation moderated throughout 2024, aided by falling energy prices (despite geopolitical tensions in some producer regions) and productivity gains (mainly in the United States). Inflation, however, remains above target in many regions, such as the United States and the Eurozone, driven by service prices. The main exception is China, where the structural slowdown in growth, and particularly in domestic demand, has resulted in very low, although positive, inflation.
In 2025, the policies adopted by the new U.S. administration, marked by significant uncertainty, will be critical. Additional protectionist measures and high fiscal deficits could push inflation higher and dampen growth, according to BBVA Research. Thus, despite recent resilience, BBVA Research expects U.S. growth to slow from 2.7% in 2024 to 2.0% in 2025. The likely inflation uptick, which ended 2024 at 2.9%, is expected to limit the Federal Reserve’s ability to ease monetary conditions further. Interest rates, which fell from 5.5% to 4.5% during 2024, are expected to stabilize around 4.0% by mid-2025 and remain at those relatively high levels for the rest of the year, supporting the strength of the U.S. dollar.
The potential increase in U.S. tariffs would pose a negative shock to the global economy, whose GDP growth is expected to moderate to around 3.1% in 2025, and would exacerbate structural challenges faced by China and the Eurozone. BBVA Research expects Eurozone GDP to grow by 1.0% in 2025, after expanding 0.8% in 2024. Meanwhile, China’s growth is expected to slow to 4.1% in 2025 from 4.8% in 2024. Although the direct impact of U.S. protectionist measures may be more significant for China than the Eurozone, China has greater room for adopting countercyclical policies. Stimulus measures announced recently by Chinese authorities may be supplemented by additional actions in 2025. Additionally, weaker economic activity is expected to keep inflation controlled, at around 2% in the Eurozone and low in China. In this environment, BBVA Research expects further interest rate cuts in both regions. Specifically, the ECB, which reduced its deposit facility rate from 4.0% to 3.0% during 2024, is expected to lower it further to around 2.0% by mid-2025.
Geopolitical factors, including further escalation of conflicts in Ukraine or the Middle East, and potential U.S. shifts on trade, migration, and fiscal policies, pose risks to the global macroeconomic outlook. These factors heighten the risk of inflation—and, consequently, interest rates—remaining above expectations, while increasing the likelihood of lower-than-forecast GDP growth and heightened macroeconomic and financial volatility.

In Spain, economic activity showed dynamism throughout 2024, largely driven by service exports, fiscal policy measures, private consumption, and an increase in the labor force due to factors such as higher migration flows. In this context, recent data suggest, according to BBVA Research, that GDP growth was around 3.1% in 2024, slightly above the previous forecast of 2.9%. However, a less favorable external environment, gradual fiscal consolidation, a potential slowdown in service exports after strong increases in prior years, and the limited but negative impact of the recent DANA (torrential rains and floods) in the Valencia region are expected to moderate growth to around 2.3% in 2025. Annual inflation, which ended 2024 at approximately 2.8%, is likely to remain slightly below 2% in 2025.
In Mexico, GDP growth slowed in 2024 and is expected to remain relatively limited in 2025, in a context marked by uncertainty over the impact of recently approved constitutional reforms and the policies of the new U.S. administration, as well as an anticipated process of fiscal consolidation following the increase in the public deficit in 2024. Specifically, BBVA Research forecasts GDP growth of 1.2% in 2024 and 1.0% in 2025. Annual inflation reached 4.5% at the end of 2024 and is expected to moderate to between 3.0% and 4.0% in 2025. In this scenario, official interest rates, which were cut to 10.0% in December, are likely to continue decreasing, converging to around 8.0% by the end of 2025.
In Turkey, since the general elections held in May 2023, there have been increasing signs of normalization in economic policy overall, and monetary policy in particular, pointing to a gradual correction of current macroeconomic distortions. In this context, reference interest rates rose from 8.5% at the beginning of 2023 to 50.0% by September 2024, and other countercyclical measures have been announced. These actions have contributed to a slowdown in domestic demand, relative exchange rate stability, and a moderation in annual inflation, which stood at 44.4% in December 2024. Following these improvements, the CBRT cut interest rates by 250 basis points in December 2024, to 47.5%. If inflation continues to moderate, as expected by BBVA Research—which forecasts a further deceleration to around 26% by the end of 2025—, interest rates could be reduced further. This reduction in inflation and interest rates may be supported by relatively limited economic growth, estimated at around 3.2% in 2024 and 2.5% in 2025. A less favorable global environment and some fiscal consolidation are expected to exert downward pressure on growth this year.
In Argentina, significant fiscal consolidation and relative exchange rate stability have contributed to a moderation in inflation throughout 2024. Additionally, after a sharp contraction in the first half of 2024, there are early signs of an economic recovery. Following a decline of approximately 3.8% in 2024, GDP is expected to grow by around 5.5% in 2025, according to BBVA Research. Inflation reduction prospects have improved, with expectations for it to converge to around 30% by the end of 2025. However, there is significant uncertainty regarding the future evolution of the exchange rate, which has recently remained stronger than anticipated.
In Colombia, economic growth gradually recovered throughout 2024 as inflation and interest rates declined. BBVA Research estimates that GDP grew by 2.0% in 2024 and expects an increase of 2.5% in 2025. There has been a slight downward revision for the expected 2025 growth that is largely attributed to a less favorable external environment than anticipated and the expectation of a slower pace of monetary easing. Specifically, interest rates, which fell by 350 basis points to 9.50% during 2024, are expected to decline more gradually ahead and are expected to be around 7.0% by the end of 2025. Annual inflation, which closed 2024 at 5.2%, is expected to ease further in the coming months but remain above the 3% target, likely around 3.9% in December 2025.
In Peru, BBVA Research estimates that GDP grew by 3.1% in 2024 driven by more favorable weather conditions and the boost to consumption from the latest extraordinary withdrawals from pension funds. Additionally, improved financial conditions stemming from controlled inflation (2.0% in December 2024, and likely to remain within the range 1% to 3% inflation target range throughout 2025) and lower interest rates (declining from 5.00% at the end of December 2024 to around 4.50% at the beginning of 2025, according to BBVA Research estimates) strengthen growth prospects. BBVA Research’s growth forecast for 2025 remains unchanged at 2.7%.

BBVA Group results of operations for 2024 compared to 2023
The table below shows the Group’s consolidated income statements for 2024 and 2023.

	Year ended December 31,
	2024	2023	Change
	(In Millions of Euros)		(In %)
Interest and other income	61,659	47,850	28.9
Interest expense	(36,392)	(24,761)	47.0
Net interest income	25,267	23,089	9.4
Dividend income	120	118	1.4
Share of profit or loss of entities accounted for using the equity method	40	26	52.5
Fee and commission income	13,036	9,899	31.7
Fee and commission expense	(5,048)	(3,611)	39.8
Net gains (losses) on financial assets and liabilities (1)	3,218	1,844	74.5
Exchange differences, net	695	339	105.0
Other operating income	623	619	0.7
Other operating expense	(3,951)	(4,042)	(2.3)
Income on insurance and reinsurance contracts	3,720	3,081	20.7
Expense on insurance and reinsurance contracts	(2,238)	(1,821)	22.9
Gross income	35,481	29,542	20.1
Administration costs	(12,660)	(10,905)	16.1
Personnel expense	(7,659)	(6,530)	17.3
Other administrative expense	(5,001)	(4,375)	14.3
Depreciation and amortization	(1,533)	(1,403)	9.3
Net margin before provisions (2)	21,288	17,233	23.5
Provisions or reversal of provisions	(198)	(373)	(47.1)
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(5,745)	(4,428)	29.7
Impairment or reversal of impairment on non-financial assets	1	(54)	n.m. (3)
Gains (losses) on derecognition of non-financial assets and subsidiaries, net and Impairment or reversal of impairment of investments in joint ventures and associates	77	19	n.m. (3)
Gains (losses) from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations	(17)	22	n.m. (3)
Operating profit / (loss) before tax	15,405	12,419	24.0
Tax expense or income related to profit or loss from continuing operations	(4,830)	(4,003)	20.7
Profit / (loss) from continuing operations	10,575	8,416	25.7
Profit / (loss) from discontinued operations, net	—	—	—
Profit / (loss)	10,575	8,416	25.7
Profit / (loss) attributable to parent company	10,054	8,019	25.4
Profit / (loss) attributable to non-controlling interests	521	397	31.2
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
(3)Not meaningful.

The changes in the Group’s consolidated income statements for the years ended December 31, 2024 and 2023 were as follows:
Net interest income
The following table summarizes net interest income for the years ended December 31, 2024 and 2023.

	Year ended December 31,
	2024	2023	Change
	(In Millions of Euros)		(In %)
Interest and other income	61,659	47,850	28.9
Interest expense	(36,392)	(24,761)	47.0
Net interest income	25,267	23,089	9.4
Net interest income for the year ended December 31, 2024 amounted to €25,267 million, a 9.4% increase compared with the €23,089 million recorded for the year ended December 31, 2023, as interest and other income increased by 28.9% due mainly to the increase in yields and volumes (see “Item 4. Information on the Company—Selected Statistical Information—Average Balances and Rates”), particularly of loans to enterprises and consumer loans, partially offset by an increase in interest expense of 47.0%, mainly driven by higher overall funding costs due to interest rate increases, and the depreciation of the Argentine peso and the Mexican peso against the euro. At constant exchange rates, net interest income increased by 12.9%. The following factors, set out by region, were the main contributors to the 9.4% increase in net interest income:
•South America: there was a 27.2% increase mainly as a result of increases in the volume and yield of credit card loans and the commercial loan portfolios in Argentina and Colombia.
•Spain: there was a 14.5% increase mainly as a result of the higher yield of the loans to enterprises and consumer loans, which led to an increase in the customer spread (calculated as the average rate at which assets are remunerated, less the equivalent average rate for deposits), as a result of the impact of the increase in interest rates in 2023 up to the cuts beginning in the second half of 2024 and, to a lesser extent, an increase in the average volume of loan portfolios.
•Mexico: there was a 4.5% increase mainly as a result of the higher contribution from the wholesale and retail loan portfolios (attributable to increases in volume), and the higher contribution from the securities portfolio.
The period-on-period increase was offset in substantial part by the overall higher funding costs in all regions due to the interest rate increases, the higher interest expense on Turkish lira-denominated deposits (due to the higher volume of deposits and the higher interest rates paid on them), the higher wholesale and swap funding costs in Turkey, the impact of interest rates cuts implemented by the ECB since the second half of 2024 on consumer and household loan portfolios in Spain, which are mostly referenced to variable interest rates, and the depreciation of the Turkish lira, the Argentine peso and the Mexican peso against the euro. As a result, interest expense grew significantly more rapidly than interest and other income, negatively affecting net interest income.
Dividend income
Dividend income for the year ended December 31, 2024 amounted to €120 million, a 1.4% increase compared with the €118 million recorded for the year ended December 31, 2023.
Share of profit or loss of entities accounted for using the equity method
Share of profit or loss of entities accounted for using the equity method for the year ended December 31, 2024 amounted to income of €40 million, a 52.5% increase compared with the income of €26 million recorded for the year ended December 31, 2023.

Fee and commission income
The table below provides a breakdown of fee and commission income for the years ended December 31, 2024 and 2023:

	Year ended December 31,
	2024	2023	Change
	(In Millions of Euros)		(In %)
Bills receivables	21	24	(13.8)
Demand accounts	300	300	(0.1)
Credit and debit cards and POS (1)	7,106	4,665	52.3
Checks	166	175	(5.2)
Transfers and other payment orders	961	862	11.5
Insurance product commissions	461	384	19.9
Loan commitments given	322	307	4.8
Other commitments and financial guarantees given	530	471	12.7
Asset management	1,685	1,407	19.8
Securities fees	360	345	4.4
Custody securities	221	207	6.8
Other fees and commissions	902	751	20.1
Fee and commission income	13,036	9,899	31.7
(1) Points of Sale.
Fee and commission income increased by 31.7% to €13,036 million for the year ended December 31, 2024 from the €9,899 million recorded for the year ended December 31, 2023, primarily due to the increase in payment systems fees (fees related to credit and debit cards and POS (points of sale), as shown in Note 40 to the Consolidated Financial Statements) supported by the increase in the maximum credit card fees banks may charge in Turkey pursuant to the regulation established by the CBRT and, to a lesser extent, the increased volume of transactions by credit card customers and of asset management activities in Mexico, the increase in the volume of asset management activities and the higher credit card fees in Spain and increases in payment systems-related fees (in particular, related to credit cards), as a result of increases in the volume of transactions and commission rates in Argentina, partially offset by the depreciation of the Turkish lira, the Mexican peso and the Argentine peso against the euro.
Fee and commission expense
The breakdown of fee and commission expense for the years ended December 31, 2024 and 2023 is as follows:

	Year ended December 31,
	2024	2023	Change
	(In Millions of Euros)		(In %)
Demand accounts	7	6	9.7
Credit and debit cards	3,534	2,337	51.3
Transfers and other payment orders	153	156	(1.9)
Commissions for selling insurance	47	40	16.8
Custody securities	101	111	(8.5)
Other fees and commissions	1,206	961	25.4
Fee and commission expense	5,048	3,611	39.8
Fee and commission expense increased by 39.8% to €5,048 million for the year ended December 31, 2024 from the €3,611 million recorded for the year ended December 31, 2023, primarily due to the increase in fees paid by the Group in connection with the increase in payment systems fees in Turkey (in particular, due to an increase in the volume of transactions by credit card customers), partially offset by the depreciation of the Turkish lira, the Mexican peso and the Argentine peso against the euro.
Net gains (losses) on financial assets and liabilities
Net gains on financial assets and liabilities increased to €3,218 million for the year ended December 31, 2024, a 74.5% increase compared to the net gain of €1,844 million recorded for the year ended December 31, 2023, mainly due to the gains from foreign currency hedges in Turkey, the gains from certain foreign currency hedges (recorded in the ALCO portfolio of the Corporate Center) on the estimated results of the operating segments resulting from the impact of the depreciation of the Mexican peso and, to a lesser extent, the higher gains from the Global Markets units in Mexico and Spain, recorded under “Gains (losses) on financial assets and liabilities held for trading, net”, partially offset by the depreciation of the Turkish lira and the Argentine peso against the euro.

The table below provides a breakdown of net gains (losses) on financial assets and liabilities for the years ended December 31, 2024 and 2023:

	Year ended December 31,
	2024	2023	Change
	(In Millions of Euros)		(In %)
Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net	327	76	n.m. (1)
Financial assets at fair value through other comprehensive income	306	42	n.m. (1)
Financial assets at amortized cost	20	41	(50.7)
Other financial assets and liabilities	1	(7)	n.m. (1)
Gains (losses) on financial assets and liabilities held for trading, net	2,458	1,352	81.8
Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net	179	337	(46.8)
Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net	249	96	158.8
Gains (losses) from hedge accounting, net	5	(17)	n.m. (1)
Net gains (losses) on financial assets and liabilities	3,218	1,844	74.5
(1)Not meaningful.
Exchange differences, net
Exchange differences increased to a €695 million gain for the year ended December 31, 2024 from a €339 million gain for the year ended December 31, 2023, mainly as a result of the positive exchange differences recognized in the Corporate Center, partially offset by the lower positive exchange differences in Turkey compared to 2023.
Other operating income and expense, net
Other operating income for the year ended December 31, 2024 increased by 0.7% to €623 million compared with the €619 million recorded for the year ended December 31, 2023.
Other operating expense for the year ended December 31, 2024 amounted to €3,951 million, a 2.3% decrease compared with the €4,042 million recorded for the year ended December 31, 2023, mainly driven by the lower aggregate expense attributable to the loss on the net monetary position resulting from the adjustment for hyperinflation in Turkey (€1,512 million in 2024 compared to €2,118 million in 2023) and the depreciation of the Mexican peso, the Turkish lira and the Argentine peso, partially offset by the higher loss on the net monetary position resulting from the adjustment for hyperinflation in Argentina (€1,419 million in 2024 compared to €1,062 million in 2023), the lower gain from the revaluation of bonds linked to inflation in Turkey (€1,164 million, compared to €1,202 million for the year ended December 31, 2023) and the higher expense recorded in connection with the temporary tax on credit institutions and financial credit establishments in Spain (totaling €285 million in the year ended December 31, 2024, compared to €215 million in the year ended December 31, 2023).
As of December 31, 2023, BBVA had satisfied in full the amount to be paid by it at a global level under the ECB’s Single Resolution Fund.
Income and expense on insurance and reinsurance contracts
Income on insurance and reinsurance contracts for the year ended December 31, 2024 was €3,720 million, a 20.7% increase compared with the €3,081 million of income recorded for the year ended December 31, 2023, mainly due to increased insurance activity in Spain and the increase in insurance premiums, attributable in part to higher insurance sales in Mexico.
Expense on insurance and reinsurance contracts for the year ended December 31, 2024 was €2,238 million, a 22.9% increase compared with the €1,821 million expense recorded for the year ended December 31, 2023, mainly as a result of higher insurance-related expenses in Spain, due in part to the increased activity.

Administration costs
Administration costs, which include personnel expense and other administrative expense, for the year ended December 31, 2024 amounted to €12,660 million, a 16.1% increase compared with the €10,905 million recorded for the year ended December 31, 2023, mainly as a result of the increase in personnel expenses, driven by the increase in salaries (mainly driven by inflation) and, to a lesser extent, the number of employees and the increase in general expenses (technology, outsourced services and maintenance), in particular, in Turkey and Argentina, driven to a great extent by the higher average inflation rates, partially offset by the depreciation of the Turkish lira, the Mexican peso and the Argentine peso against the euro.
The table below provides a breakdown of personnel expense for the years ended December 31, 2024 and 2023:

	Year ended December 31,
	2024	2023	Change
	(In Millions of Euros)		(In %)
Wages and salaries	5,937	5,068	17.1
Social security costs	1,007	834	20.7
Defined contribution plan expense	158	139	14.0
Defined benefit plan expense	51	49	3.5
Other personnel expense	506	440	15.0
Personnel expense	7,659	6,530	17.3
The table below provides a breakdown of other administrative expense for the years ended December 31, 2024 and 2023:

	Year ended December 31,
	2024	2023	Change
	(In Millions of Euros)		(In %)
Technology and systems	1,732	1,512	14.5
Communications	261	219	19.6
Advertising	441	349	26.4
Property, fixtures and materials	577	520	10.9
Taxes other than income tax	481	451	6.6
Surveillance and cash courier services	255	234	9.2
Other expense	1,253	1,090	15.0
Other administrative expense	5,001	4,375	14.3
Depreciation and amortization
Depreciation and amortization for the year ended December 31, 2024 was €1,533 million, a 9.3% increase compared with the €1,403 million recorded for the year ended December 31, 2023, mainly due to the increase in the depreciation expense related to IT equipment especially, in Turkey and Argentina, partially offset by the depreciation of the Turkish lira and the Argentine peso against the euro.
Provisions or reversal of provisions
Provisions or reversal of provisions for the year ended December 31, 2024 amounted to an expense of €198 million, a 47.1% decrease compared with the €373 million expense recorded for the year ended December 31, 2023, mainly due to the impact, in 2023, of the provisions recorded in connection with the February 2023 earthquakes.
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification for the year ended December 31, 2024 was an expense of €5,745 million, a 29.7% increase compared with the €4,428 million expense recorded for the year ended December 31, 2023, mainly due to the higher impairment entries in the retail loan portfolios in Mexico and Turkey and, to a lesser extent, in South America, as further explained in “—Results of Operations by Operating Segment”. In addition, the deterioration of macroeconomic conditions and forecast led to higher impairments in Mexico.

The table below provides a breakdown of impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification for the years ended December 31, 2024 and 2023:

	Year ended December 31,
	2024	2023	Change
Impairment or reversal of impairment on:	(In Millions of Euros)		(In %)
Financial assets at fair value through other comprehensive income	58	42	38.2
Financial assets at amortized cost	5,687	4,386	29.7
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	5,745	4,428	29.7
Impairment or reversal of impairment on non-financial assets
Impairment or reversal of impairment on non-financial assets for the year ended December 31, 2024 amounted to €1 million of income, compared with the €54 million expense recorded for the year ended December 31, 2023.
Gains (losses) on derecognition of non-financial assets and subsidiaries, net and Impairment or reversal of impairment of investments in joint ventures and associates
Gains on derecognition of non-financial assets and subsidiaries, net and Impairment or reversal of impairment of investments in joint ventures and associates for the year ended December 31, 2024 amounted to €77 million, compared with the €19 million gain recorded for the year ended December 31, 2023, mainly due to the reversal impairment of certain investments in joint ventures and associates.
Gains (losses) from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations
Losses from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations for the year ended December 31, 2024 amounted to €17 million, compared with the €22 million gains recorded for the year ended December 31, 2023.
Operating profit / (loss) before tax
As a result of the foregoing, operating profit before tax for the year ended December 31, 2024 amounted to €15,405 million, a 24.0% increase compared with the €12,419 million operating profit before tax recorded for the year ended December 31, 2023.
Tax expense or income related to profit or loss from continuing operations
Tax expense related to profit from continuing operations for the year ended December 31, 2024 amounted to €4,830 million, a 20.7% increase compared with the €4,003 million expense recorded for the year ended December 31, 2023, mainly due to the higher operating profit before tax in Mexico and Spain.
Amounts paid by BBVA under the temporary tax on credit institutions and financial credit establishments in Spain are a non-deductible expense for tax purposes.
Profit / (loss)
As a result of the foregoing, profit for the year ended December 31, 2024 amounted to €10,575 million, a 25.7% increase compared with the €8,416 million recorded for the year ended December 31, 2023.
Profit / (loss) attributable to parent company
As a result of the foregoing, profit attributable to parent company for the year ended December 31, 2024 amounted to €10,054 million, a 25.4% increase compared with the €8,019 million recorded for the year ended December 31, 2023.
Profit / (loss) attributable to non-controlling interests
Profit attributable to non-controlling interests for the year ended December 31, 2024 amounted to €521 million, a 31.2% increase compared with the €397 million profit attributable to non-controlling interests recorded for the year ended December 31, 2023.

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
(3)Not meaningful.

The changes in the Group’s consolidated income statements for the years ended December 31, 2023 and 2022 were as follows:
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
The increase in net interest income was partially offset by:
•Turkey: there was a 28.4% decrease mainly as a result of the depreciation of the Turkish lira against the euro and, to a lesser extent, lower swap funding costs, partially offset by the higher volume of Turkish lira-denominated loans (credit card loans and loans to enterprises) and the increase in volume of sovereign debt securities, as a result in part of the increase in the securities maintenance ratio established by the CBRT (see “Item 4. Information on the Company―Business Overview—Supervision and Regulation—Principal Markets—Turkey”).
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

Other operating expense for the year ended December 31, 2023 amounted to €4,042 million, a 17.6% increase compared with the €3,438 million recorded for the year ended December 31, 2022, mainly driven by the loss on the net monetary position resulting from the adjustment for hyperinflation in Argentina (€1,062 million in 2023 compared to the €822 million in 2022), the payment of the temporary tax on credit institutions and financial credit establishments in Spain for the first time (totaling €215 million, which was paid in the year ended December 31, 2023), the greater contribution made to the Deposit Guarantee Fund of Credit Institutions in Mexico and Turkey and the appreciation of the Mexican peso, partially offset by the lower combined contribution made to the ECB’s Single Resolution Fund and to the Deposit Guarantee Fund in Spain compared to the year ended December 31, 2022, the lower loss on the net monetary position resulting from the adjustment for hyperinflation in Turkey (€2,118 million in 2023 compared to €2,323 million in 2022) and the depreciation of the currencies of the main non-euro countries where the BBVA Group operates (excluding Mexico). As of December 31, 2023, BBVA had satisfied in full the amount to be paid by it at a global level under the ECB’s Single Resolution Fund. In addition, the estimated impact of the temporary tax corresponding to the year 2024 is €285 million and will be recorded in the first quarter of 2024 under “Other operating expense” in the consolidated income statement.
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
Gains (losses) from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations
Gains from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations for the year ended December 31, 2023 amounted to €22 million, compared with the €108 million loss recorded for the year ended December 31, 2022, mainly due to higher gains from real estate sales. Losses from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations for the year ended December 31, 2022 related mainly to the acquisition by BBVA of Tree Inversiones Inmobiliarias, SOCIMI, S.A. from Merlin Properties in June 2022, which resulted in the recognition of a €134 million loss in this line item. For additional information, see “―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Purchase of Tree Inversiones Inmobiliarias, SOCIMI, S.A.” and Note 17 to the Consolidated Financial Statements.
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
The tables set forth below show the income statements of our operating segments and Corporate Center for the years indicated. In addition, such income statements are reconciled to the consolidated income statement of the Group. The “Adjustments” column in the tables for such years shows the differences between the Group consolidated income statement and the income statements of our operating segments and Corporate Center, which are calculated in accordance with management operating segment reporting criteria. In particular:

•in 2024 and 2023, there were no differences between the Group consolidated income statement and the income statements of our operating segments and Corporate Center calculated in accordance with management operating segment reporting criteria; and
•in 2022, such differences correspond mainly to the loss recorded in connection with the acquisition by BBVA of Tree Inversiones Inmobiliarias, SOCIMI, S.A. on June 15, 2022 amounting to €201 million, net of taxes (see “—Factors Affecting the Comparability of our Results of Operations and Financial Condition—Purchase of Tree Inversiones Inmobiliarias, SOCIMI, S.A.”). In this section, information relating to the Spain operating segment for the year ended December 31, 2022 has been presented under management criteria pursuant to which such losses have been recognized under the heading “Profit / (loss) from discontinued operations, net and Other”. However, for purposes of the Group financial statements, such losses are presented under the headings “Gains (losses) from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations” (€134 million loss) and “Tax expense or income related to profit or loss from continuing operations” (€67 million expense).
In addition, following the publication of the consolidated financial statements as of and for the years ended December 31, 2023, 2022 and 2021 included in our annual report on Form 20-F for the year ended December 31, 2023, certain immaterial balance sheet intra-group adjustments between the Corporate Center and the operating segments were reallocated to the corresponding operating segments. In addition, certain expenses related to global projects and activities were reallocated between the Corporate Center and the corresponding operating segments. The income statements of our operating segments and Corporate Center for the years ended December 31, 2023 and 2022 have been revised in conformity with these intra-group adjustments. In addition, the income statements for the year ended December 31, 2022 have been restated to reflect the entry into force of IFRS 17.
For certain relevant information concerning the preparation and presentation of the financial information included in this Annual Report, see “Presentation of Financial Information”.

	For the year ended December 31, 2024
	Spain	Mexico	Turkey	South America	Rest of Business	Corporate Center	Group
	(In Millions of Euros)
Net interest income / (expense)	6,435	11,556	1,492	5,589	741	(546)	25,267
Net fees and commissions	2,329	2,443	2,111	834	307	(36)	7,988
Net gains (losses) on financial assets and liabilities and Exchange differences, net (1)	675	767	1,145	798	406	122	3,913
Other operating income and expense, net (2)	50	571	(535)	(1,815)	4	39	(1,686)
Gross income	9,490	15,337	4,212	5,405	1,458	(421)	35,481
Administration costs	(2,983)	(4,170)	(1,895)	(2,341)	(710)	(561)	(12,660)
Depreciation and amortization	(366)	(477)	(216)	(226)	(33)	(215)	(1,533)
Net margin before provisions (3)	6,140	10,689	2,101	2,838	715	(1,197)	21,288
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(682)	(3,098)	(526)	(1,369)	(71)	1	(5,745)
Provisions or reversal of provisions and other results	(150)	(69)	165	(127)	(11)	54	(137)
Operating profit / (loss) before tax	5,309	7,522	1,741	1,342	634	(1,142)	15,405
Tax expense or income related to profit or loss from continuing operations	(1,522)	(2,074)	(1,014)	(313)	(133)	225	(4,830)
Profit / (loss) from continuing operations	3,787	5,448	727	1,029	500	(917)	10,575
Profit / (loss) from discontinued operations, net and Other	—	—	—	—	—	—	—
Profit / (loss)	3,787	5,448	727	1,029	500	(917)	10,575
Profit / (loss) attributable to non-controlling interests	(3)	(1)	(116)	(394)	—	(7)	(521)
Profit / (loss) attributable to parent company	3,784	5,447	611	635	500	(924)	10,054
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
(2)Includes “Dividend income”, “Share of profit or loss of entities accounted for using the equity method”, “Income from insurance and reinsurance contracts”, “Expense from insurance and reinsurance contracts”, “Other operating income” and “Other operating expense”.
(3)“Net margin before provisions” is calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.

	For the year ended December 31, 2023
	Spain	Mexico	Turkey	South America	Rest of Business	Corporate Center	Group
	(In Millions of Euros)
Net interest income / (expense)	5,620	11,054	1,869	4,394	539	(386)	23,089
Net fees and commissions	2,164	2,226	998	700	244	(44)	6,288
Net gains (losses) on financial assets and liabilities and Exchange differences, net (1)	409	572	937	633	316	(686)	2,183
Other operating income and expense, net (2)	(305)	415	(824)	(1,395)	3	87	(2,018)
Gross income	7,888	14,267	2,981	4,331	1,103	(1,029)	29,542
Administration costs	(2,812)	(3,946)	(1,252)	(1,785)	(560)	(550)	(10,905)
Depreciation and amortization	(383)	(469)	(150)	(165)	(26)	(210)	(1,403)
Net margin before provisions (3)	4,693	9,853	1,579	2,381	517	(1,789)	17,233
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(651)	(2,499)	(118)	(1,134)	(28)	1	(4,428)
Provisions or reversal of provisions and other results	(145)	(25)	(137)	(58)	(1)	(21)	(386)
Operating profit / (loss) before tax	3,897	7,329	1,324	1,189	489	(1,809)	12,419
Tax expense or income related to profit or loss from continuing operations	(1,175)	(2,009)	(702)	(286)	(93)	262	(4,003)
Profit / (loss) from continuing operations	2,722	5,320	622	903	396	(1,547)	8,416
Profit / (loss) from discontinued operations, net and Other	—	—	—	—	—	—	—
Profit / (loss)	2,722	5,320	622	903	396	(1,547)	8,416
Profit / (loss) attributable to non-controlling interests	(2)	(1)	(95)	(302)	—	3	(397)
Profit / (loss) attributable to parent company	2,720	5,319	527	601	396	(1,544)	8,019
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
(2)Includes “Dividend income”, “Share of profit or loss of entities accounted for using the equity method”, “Income from insurance and reinsurance contracts”, “Expense from insurance and reinsurance contracts”, “Other operating income” and “Other operating expense”.
(3)“Net margin before provisions” is calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.

	For the year ended December 31, 2022
	Spain	Mexico	Turkey	South America	Rest of Business	Corporate Center	Adjustments (1)	Group
	(In Millions of Euros)
Net interest income / (expense)	3,774	8,378	2,611	4,138	332	(109)	—	19,124
Net fees and commissions	2,156	1,625	602	778	243	(31)	—	5,372
Net gains (losses) on financial assets and liabilities and Exchange differences, net (2)	396	439	741	447	208	(294)	—	1,938
Other operating income and expense, net (3)	(214)	291	(782)	(1,097)	7	105	—	(1,691)
Gross income	6,112	10,734	3,172	4,265	790	(329)	—	24,743
Administration costs	(2,498)	(3,000)	(933)	(1,806)	(491)	(647)	—	(9,373)
Depreciation and amortization	(404)	(398)	(129)	(170)	(23)	(206)	—	(1,328)
Net margin before provisions (4)	3,210	7,336	2,111	2,290	276	(1,181)	—	14,042
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(522)	(1,693)	(387)	(762)	(13)	(2)	—	(3,379)
Provisions or reversal of provisions and other results	(78)	(24)	(88)	(94)	14	8	(107)	(368)
Impairment or reversal of impairment on non-financial assets							(27)	(27)
Operating profit / (loss) before tax	2,610	5,620	1,636	1,434	277	(1,175)	(134)	10,268
Tax expense or income related to profit or loss from continuing operations	(739)	(1,488)	(1,103)	(347)	(37)	277	(67)	(3,505)
Profit / (loss) from continuing operations	1,872	4,132	533	1,087	240	(898)	(201)	6,763
Profit / (loss) from discontinued operations, net and Other	(201)	—	—	—	—	—	201	—
Profit / (loss)	1,670	4,132	533	1,087	240	(898)	—	6,763
Profit / (loss) attributable to non-controlling interests	(3)	(1)	(28)	(349)	—	(25)	—	(405)
Profit / (loss) attributable to parent company	1,667	4,131	505	738	240	(922)	—	6,358
(1)Corresponds mainly to the loss recorded in connection with the acquisition by BBVA of Tree Inversiones Inmobiliarias, SOCIMI, S.A. on June 15, 2022 amounting to €201 million, net of taxes (see “―Factors Affecting the Comparability of our Results of Operations and Financial Condition—Purchase of Tree Inversiones Inmobiliarias, SOCIMI, S.A.”). In this section, information relating to the Spain operating segment for the year ended December 31, 2022 has been presented under management criteria pursuant to which such losses have been recognized under the heading “Profit / (loss) from discontinued operations, net and Other”. However, for purposes of the Group financial statements, such losses are presented under the headings “Gains (losses) from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations”, which is included in “Provisions or reversal of provisions and other results” and “Impairment or reversal of impairment on non-financial assets” in the table above (totaling €134 million loss), and “Tax expense or income related to profit or loss from continuing operations” (€67 million expense).
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
(3)Includes “Dividend income”, “Share of profit or loss of entities accounted for using the equity method”, “Income from insurance and reinsurance contracts”, “Expense from insurance and reinsurance contracts”, “Other operating income” and “Other operating expense”.
(4)“Net margin before provisions” is calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.

Results of Operations by Operating Segment for 2024 Compared with 2023
SPAIN

	For the year ended December 31,
	2024	2023	Change
	(In Millions of Euros)		(In %)
Net interest income	6,435	5,620	14.5
Net fees and commissions	2,329	2,164	7.7
Net gains (losses) on financial assets and liabilities and Exchange differences, net (1)	675	409	64.9
Other operating income and expense, net	(329)	(665)	(50.5)
Income and expense on insurance and reinsurance contracts	379	360	5.4
Gross income	9,490	7,888	20.3
Administration costs	(2,983)	(2,812)	6.1
Depreciation and amortization	(366)	(383)	(4.4)
Net margin before provisions (2)	6,140	4,693	30.8
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(682)	(651)	4.8
Provisions or reversal of provisions and other results	(150)	(145)	3.2
Operating profit / (loss) before tax	5,309	3,897	36.2
Tax expense or income related to profit or loss from continuing operations	(1,522)	(1,175)	29.5
Profit from continuing operations	3,787	2,722	39.1
Profit / (loss) from discontinued operations, net and Other	—	—	—
Profit	3,787	2,722	39.1
Profit attributable to non-controlling interests	(3)	(2)	31.7
Profit attributable to parent company	3,784	2,720	39.1
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
(3)Not meaningful.
Net interest income
Net interest income of this operating segment for the year ended December 31, 2024 amounted to €6,435 million, a 14.5% increase compared with the €5,620 million recorded for the year ended December 31, 2023, mainly as a result of the higher yield of the loans to enterprises and consumer loans, which led to an increase in the customer spread (calculated as the average rate at which assets are remunerated, less the equivalent average rate for deposits), as a result of the impact of the increase in interest rates in 2023 up to the cuts beginning in the second half of 2024 and, to a lesser extent, an increase in the average volume of loan portfolios, partially offset by higher funding costs and the impact of interest rates cuts implemented by the ECB since the second half of 2024 on consumer and household loan portfolios, which are mostly referenced to variable interest rates. The net interest margin over total average assets of this operating segment amounted to 1.46% for the year ended December 31, 2024, compared with 1.27% for the year ended December 31, 2023.
Net fees and commissions
Net fees and commissions of this operating segment for the year ended December 31, 2024 amounted to €2,329 million, a 7.7% increase compared with the €2,164 million recorded for the year ended December 31, 2023, mainly due to the increase in the volume of asset management activities and the higher credit card fees.
Net gains (losses) on financial assets and liabilities and Exchange differences, net
Net gains on financial assets and liabilities and exchange differences of this operating segment for the year ended December 31, 2024 was a net gain of €675 million, a 64.9% increase compared with the €409 million net gain recorded for the year ended December 31, 2023, mainly as a result of the positive performance of the Global Markets unit and, to a lesser extent, certain ALCO portfolio sales and positive exchange differences. The ALCO portfolio is used to manage the risk of changes in interest rates.

Other operating income and expense, net
Other operating income and expense, net of this operating segment for the year ended December 31, 2024 amounted to a €329 million expense, a 50.5% decrease compared with the €665 million expense recorded for the year ended December 31, 2023. The decrease was driven in part by the fact that BBVA was not required to make any contributions to the ECB’s Single Resolution Fund in the year ended December 31, 2024, since its constitution was completed in 2023, and the lower contribution to the Deposit Guarantee Fund. The decrease was offset in part by the higher expense recorded in connection with the temporary tax on credit institutions and financial credit establishments in Spain (totaling €285 million in the year ended December 31, 2024, compared to €215 million in the year ended December 31, 2023).
On December 21, 2024, Law 7/2024 was published in the Official State Gazette, the ninth Final Provision of which regulates a new tax on the interest margin and commissions of certain financial entities, including Banco Bilbao Vizcaya Argentaria, S.A. The tax is levied on the interest margin and commissions obtained by credit institutions from the activity they carry out in Spain and is applicable to the first three consecutive tax periods that begin on January 1, 2024.
Subsequently, Royal Decree-Law 9/2024, which came into force on December 25, 2024, modified certain aspects of the tax approved by Law 7/2024, among other things, the tax period and the accrual of the new tax. However, this Royal Decree-Law has not been validated by the Congress of Deputies so, as of the date of this Annual Report, it is repealed.
No impact associated with this tax has been recorded in the Consolidated Financial Statements for the year ended December 31, 2024. See Note 19.6 to the Consolidated Financial Statements for additional information on certain other contributions and taxes.
Income and expense on insurance and reinsurance contracts
Net income on insurance and reinsurance contracts of this operating segment for the year ended December 31, 2024 was €379 million, a 5.4% increase compared with the €360 million income recorded for the year ended December 31, 2023, as a result of increased insurance activity.
Administration costs
Administration costs of this operating segment for the year ended December 31, 2024 amounted to €2,983 million, a 6.1% increase compared with the €2,812 million recorded for the year ended December 31, 2023, mainly as a result of the increase in general expenses related to IT equipment (driven by inflation), and, to a lesser extent, personnel expenses (driven by salary updates).
Depreciation and amortization
Depreciation and amortization for the year ended December 31, 2024 was €366 million, a 4.4% decrease compared with the €383 million recorded for the year ended December 31, 2023.
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification of this operating segment for the year ended December 31, 2024 amounted to a €682 million expense, a 4.8% increase compared with the €651 million expense recorded for the year ended December 31, 2023, mainly due to higher credit impairment requirements in the wholesale loan portfolio.
Provisions or reversal of provisions and other results
Provisions or reversal of provisions and other results of this operating segment for the year ended December 31, 2024 were a €150 million expense, a 3.2% increase compared with the €145 million expense recorded for the year ended December 31, 2023.
Operating profit / (loss) before tax
As a result of the foregoing, operating profit before tax of this operating segment for the year ended December 31, 2024 was €5,309 million, a 36.2% increase compared with the €3,897 million profit recorded for the year ended December 31, 2023.

Tax expense or income related to profit or loss from continuing operations
Tax expense related to profit from continuing operations of this operating segment for the year ended December 31, 2024 was €1,522 million, a 29.5% increase compared with the €1,175 million expense recorded for the year ended December 31, 2023, as a result of the higher operating profit before tax recorded for the year ended December 31, 2024. The effective tax rate decreased to 28.7% for the year ended December 31, 2024 from 30.1% for the year ended December 31, 2023. Amounts paid by BBVA under the temporary tax on credit institutions and financial credit establishments in Spain are a non-deductible expense for tax purposes.
Profit attributable to parent company
As a result of the foregoing, profit attributable to parent company of this operating segment for the year ended December 31, 2024 amounted to €3,784 million, a 39.1% increase compared with the €2,720 million profit recorded for the year ended December 31, 2023.

MEXICO

	For the year ended December 31,
	2024	2023	Change
	(In Millions of Euros)		(In %)
Net interest income	11,556	11,054	4.5
Net fees and commissions	2,443	2,226	9.7
Net gains (losses) on financial assets and liabilities and Exchange differences, net (1)	767	572	34.0
Other operating income and expense, net	(342)	(332)	3.0
Income and expense on insurance and reinsurance contracts	913	748	22.1
Gross income	15,337	14,267	7.5
Administration costs	(4,170)	(3,946)	5.7
Depreciation and amortization	(477)	(469)	1.8
Net margin before provisions (2)	10,689	9,853	8.5
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(3,098)	(2,499)	24.0
Provisions or reversal of provisions and other results	(69)	(25)	175.0
Operating profit / (loss) before tax	7,522	7,329	2.6
Tax expense or income related to profit or loss from continuing operations	(2,074)	(2,009)	3.2
Profit	5,448	5,320	2.4
Profit attributable to non-controlling interests	(1)	(1)	2.0
Profit attributable to parent company	5,447	5,319	2.4
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
In the year ended December 31, 2024, the Mexican peso depreciated 3.2% against the euro in average terms compared with the year ended December 31, 2023, resulting in a negative exchange rate effect on the consolidated income statement for the year ended December 31, 2024 and in the results of operations of the Mexico operating segment for such period expressed in euros. See “―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Trends in Exchange Rates”.
Net interest income
Net interest income of this operating segment for the year ended December 31, 2024 amounted to €11,556 million, a 4.5% increase compared with the €11,054 million recorded for the year ended December 31, 2023, mainly as a result of the higher contribution from the wholesale and retail loan portfolios (attributable to increases in volume), and the higher contribution from the securities portfolio, partially offset by higher wholesale funding costs and the depreciation of the Mexican peso against the euro. At constant exchange rates, there was an 8.0% increase in net interest income. The net interest margin over total average assets of this operating segment amounted to 6.92% for the year ended December 31, 2024, compared with 6.82% for the year ended December 31, 2023.
Net fees and commissions
Net fees and commissions of this operating segment for the year ended December 31, 2024 amounted to €2,443 million, a 9.7% increase compared with the €2,226 million recorded for the year ended December 31, 2023, mainly due to the increased volume of transactions by credit card customers and of asset management activities, offset in part by the depreciation of the Mexican peso against the euro. At constant exchange rates, there was a 13.4% increase in net fees and commissions.
Net gains (losses) on financial assets and liabilities and Exchange differences, net
Net gains on financial assets and liabilities and exchange differences of this operating segment for the year ended December 31, 2024 were €767 million, a 34.0% increase compared with the €572 million gain recorded for the year ended December 31, 2023, mainly as a result of the higher gains from the Global Markets unit, resulting from foreign currency hedges, and, to a lesser extent, the higher gains from the ALCO portfolio, offset in part by the depreciation of the Mexican peso against the euro. At constant exchange rates, there was a 38.5% increase in net gains on financial assets and liabilities and exchange differences.

Other operating income and expense, net
Other operating income and expense, net of this operating segment for the year ended December 31, 2024 was a net expense of €342 million, a 3.0% increase compared with the €332 million net expense recorded for the year ended December 31, 2023 mainly due to the higher contributions made to the Deposit Guarantee Fund, offset in part by the depreciation of the Mexican peso against the euro. At constant exchange rates, there was a 6.4% increase in net expense.
Income and expense on insurance and reinsurance contracts
Net income on insurance and reinsurance contracts of this operating segment for the year ended December 31, 2024 was €913 million, a 22.1% increase compared with the €748 million net income recorded for the year ended December 31, 2023, due mainly to the increase in insurance premiums, attributable in part to higher insurance sales partially offset mainly by the higher insurance premiums paid to third parties.
Administration costs
Administration costs of this operating segment for the year ended December 31, 2024 were €4,170 million, a 5.7% increase compared with the €3,946 million recorded for the year ended December 31, 2023, mainly as a result of the higher personnel expenses driven by the increase in the number of employees and the higher salaries, and the higher general expenses related to value added tax, partially offset by the depreciation of the Mexican peso against the euro. At constant exchange rates, administration costs increased by 9.2%.
Depreciation and amortization
Depreciation and amortization for the year ended December 31, 2024 was €477 million, a 1.8% increase compared with the €469 million recorded for the year ended December 31, 2023.
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification of this operating segment for the year ended December 31, 2024 was a €3,098 million expense, a 24.0% increase compared with the €2,499 million expense recorded for the year ended December 31, 2023, mainly due to higher impairment entries in the retail loan portfolio (in particular, credit cards and consumer loans, which are loans that generally entail greater profitability but also carry a greater default risk), within a context of deteriorating macroeconomic conditions and forecast (see “—Factors Affecting the Comparability of our Results of Operations and Financial Condition—Macroeconomic and geopolitical conditions”).
Provisions or reversal of provisions and other results
Provisions or reversal of provisions and other results of this operating segment for the year ended December 31, 2024 were a €69 million expense compared with the €25 million expense recorded for the year ended December 31, 2023, mainly due to the impairment of a guarantee on a leasing transaction.

Operating profit / (loss) before tax
As a result of the foregoing, operating profit before tax of this operating segment for the year ended December 31, 2024 was €7,522 million, a 2.6% increase compared with the €7,329 million of operating profit before tax recorded for the year ended December 31, 2023.
Tax expense or income related to profit or loss from continuing operations
Tax expense related to profit from continuing operations of this operating segment for the year ended December 31, 2024 was €2,074 million, a 3.2% increase compared with the €2,009 million expense recorded for the year ended December 31, 2023, mainly as a result of the higher operating profit before tax. The effective tax rate amounted to 27.6% of operating profit before tax for the year ended December 31, 2024, and 27.4% for the year ended December 31, 2023.
Profit attributable to parent company
As a result of the foregoing, profit attributable to parent company of this operating segment for the year ended December 31, 2024 amounted to €5,447 million, a 2.4% increase compared with the €5,319 million recorded for the year ended December 31, 2023.

TURKEY

	For the year ended December 31,
	2024	2023	Change
	(In Millions of Euros)		(In %)
Net interest income	1,492	1,869	(20.2)
Net fees and commissions	2,111	998	111.5
Net gains (losses) on financial assets and liabilities and Exchange differences, net (1)	1,145	937	22.1
Other operating income and expense, net	(595)	(887)	(32.9)
Income and expense on insurance and reinsurance contracts	60	63	(4.3)
Gross income	4,212	2,981	41.3
Administration costs	(1,895)	(1,252)	51.3
Depreciation and amortization	(216)	(150)	44.3
Net margin before provisions (2)	2,101	1,579	33.1
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(526)	(118)	n.m. (3)
Provisions or reversal of provisions and other results	165	(137)	n.m. (3)
Operating profit / (loss) before tax	1,741	1,324	31.5
Tax expense or income related to profit or loss from continuing operations	(1,014)	(702)	44.4
Profit	727	622	16.9
Profit attributable to non-controlling interests	(116)	(95)	22.6
Profit attributable to parent company	611	527	15.9
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
(3)Not meaningful.
As of December 31, 2024, the Turkish lira depreciated by 11.1% against the euro compared to December 31, 2023 (i.e., the year-end exchange rates of the Turkish lira used by the Group to convert income statement items pursuant to IAS 21 for the years ended December 31, 2024 and 2023, respectively), adversely affecting the results of operations of the Turkey operating segment for the year ended December 31, 2024 expressed in euros. See “―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Trends in Exchange Rates”.
Since the first half of 2022, the Turkish economy has been considered to be hyperinflationary as defined by IAS 29 “Financial Reporting in Hyperinflationary Economies”. See “Presentation of Financial Information—Hyperinflationary Economies” for information on the impact of hyperinflation accounting. Regulation and monetary policy, including the liraization strategy adopted by the CBRT to protect the Turkish lira, has affected this operating segment. See “Item 4. Information on the Company―Business Overview—Supervision and Regulation—Principal Markets—Turkey”.
Net interest income
Net interest income of this operating segment for the year ended December 31, 2024 amounted to €1,492 million, a 20.2% decrease compared with the €1,869 million recorded for the year ended December 31, 2023, as a result mainly of the depreciation of the Turkish lira against the euro, higher interest expense on Turkish lira-denominated deposits (due to the higher volume of deposits and the higher interest rates paid on them) and the higher wholesale and swap funding costs (which were affected by the reserve requirement for foreign currency deposits, which was set at 8% as of February 2024 and amended in September 2024 and November 2024 to 5% and 4%, respectively; and which requires Garanti BBVA to make Turkish lira-denominated deposits with the CBRT in such proportion with respect to all foreign currency-denominated deposits and participation funds, excluding those obtained from banks abroad, regardless of their maturities). The year-on-year decrease was partially offset by the higher volume and yield of Turkish lira-denominated loans and the increase in volume and yield of sovereign debt securities, as a result in part –with respect to the increases in the volumes of Turkish lira-denominated loans and sovereign debt securities- of the measures adopted by the CBRT (see “Item 4. Information on the Company―Business Overview—Supervision and Regulation—Principal Markets—Turkey”). At constant exchange rates, there was a 10.4% decrease in net interest income. The net interest margin over total average assets of this operating segment amounted to 2.06% for the year ended December 31, 2024, compared with 2.71% for the year ended December 31, 2023.

Net fees and commissions
Net fees and commissions of this operating segment for the year ended December 31, 2024 amounted to €2,111 million compared with the €998 million recorded for the year ended December 31, 2023, mainly as a result of the increase in payment systems fees (fees related to credit and debit cards and POS) supported by the increase in the maximum credit card fees banks may charge in Turkey pursuant to the regulation established by the CBRT (see “Item 4. Information on the Company―Business Overview—Supervision and Regulation—Principal Markets—Turkey”), partially offset by the depreciation of the Turkish lira against the euro.
Net gains (losses) on financial assets and liabilities and Exchange differences, net
Net gains on financial assets and liabilities and exchange differences of this operating segment for the year ended December 31, 2024 amounted to €1,145 million, a 22.1% increase compared with the €937 million gain recorded for the year ended December 31, 2023, mainly driven by gains from foreign currency hedges, offset in part by lower positive exchange differences compared to 2023, the depreciation of the Turkish lira and, to a lesser extent, lower gains from the Global Markets unit due to lower sales. At constant exchange rates, net gains on financial assets and liabilities and exchange differences increased by 34.5%.
Other operating income and expense, net
Other operating income and expense, net of this operating segment for the year ended December 31, 2024 was a €595 million net expense, a 32.9% decrease compared with the €887 million net expense recorded for the year ended December 31, 2023, mainly due to the lower loss on the net monetary position resulting from the adjustment for hyperinflation (€1,512 million and €2,118 million in the years ended December 31, 2024 and 2023, respectively) and, to a lesser extent, the depreciation of the Turkish lira against the euro, partially offset by certain sales of non-financial services and the lower positive impact of the revaluation of bonds linked to inflation in the period (€1,164 million and €1,202 million, respectively, in the years ended December 31, 2024 and 2023). At constant exchange rates, there was a 42.1% decrease in net expense. See “Presentation of Financial Information Hyperinflationary Economies” for information on the impact of hyperinflation accounting.
Income and expense on insurance and reinsurance contracts
Net income on insurance and reinsurance contracts of this operating segment for the year ended December 31, 2024 was €60 million, a 4.3% decrease compared with the €63 million income recorded for the year ended December 31, 2023. At constant exchange rates, there was a 5.2% increase.
Administration costs
Administration costs of this operating segment for the year ended December 31, 2024 amounted to €1,895 million, a 51.3% increase compared with the €1,252 million recorded for the year ended December 31, 2023, mainly as a result of the increase in personnel expenses, driven by the increase in salaries (mainly driven by inflation) and, to a lesser extent, the number of employees, and the increase in general expenses (technology, outsourced services and maintenance) driven to a great extent by the higher average inflation rates, partially offset by the depreciation of the Turkish lira. At constant exchange rates, administration costs increased by 69.4%, which was above Turkey’s inflation rate for the year.
Depreciation and amortization
Depreciation and amortization for the year ended December 31, 2024 was €216 million, a 44.3% increase compared with the €150 million recorded for the year ended December 31, 2023, mainly as a result of the increase in the depreciation expense related to IT equipment, offset in part by the depreciation of the Turkish lira. At constant exchange rates, there was a 55.0% increase.
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification of this operating segment for the year ended December 31, 2024 was a €526 million expense compared with the €118 million expense recorded for the year ended December 31, 2023, mainly as a result of the increase in the expected losses related to the retail portfolio (mainly credit card and consumer loans, which volumes increased and also experienced greater deterioration), partially offset by the depreciation of the Turkish lira and the higher reversal of impairment on the wholesale portfolio compared to 2023. The year ended December 31, 2023 was affected by the change in the staging of certain loans from Stage 1 to Stage 2, due to the impact of the earthquakes in February 2023 and certain significant Stage 3 entries in the retail and wholesale portfolios.

Provisions or reversal of provisions and other results
Provisions or reversal of provisions and other results of this operating segment for the year ended December 31, 2024 were a €165 million income compared with the €137 million expense recorded for the year ended December 31, 2023, mainly due to the impact, in 2023, of the provisions recorded in connection with the February 2023 earthquakes, and increases in the value of certain real estate assets in 2024.
Operating profit / (loss) before tax
As a result of the foregoing, operating profit before tax of this operating segment for the year ended December 31, 2024 was €1,741 million, a 31.5% increase compared with the €1,324 million recorded for the year ended December 31, 2023. At constant exchange rates, operating profit before tax increased by 83.3%.
Tax expense or income related to profit or loss from continuing operations
Tax expense related to profit from continuing operations of this operating segment for the year ended December 31, 2024 was €1,014 million, a 44.4% increase compared with the €702 million expense recorded for the year ended December 31, 2023, mainly as a result of the increase in operating profit before tax recorded for the year ended December 31, 2024.
Current tax regulation in Turkey does not include a provision to reduce tax expense upon the existence of a loss linked to the net monetary position. The effective tax rate amounted to 58.2% of operating profit before tax of this operating segment for the year ended December 31, 2024 and 53.0% for the year ended December 31, 2023.
Profit attributable to non-controlling interests
Profit attributable to non-controlling interests of this operating segment for the year ended December 31, 2024 amounted to €116 million, a 22.6% increase compared with the €95 million recorded for the year ended December 31, 2023, as a result, in part, of the increase in profit.
Profit attributable to parent company
As a result of the foregoing, profit attributable to parent company of this operating segment for the year ended December 31, 2024 amounted to €611 million, a 15.9% increase compared with the €527 million recorded for the year ended December 31, 2023.

SOUTH AMERICA

	For the year ended December 31,
	2024	2023	Change
	(In Millions of Euros)		(In %)
Net interest income	5,589	4,394	27.2
Net fees and commissions	834	700	19.1
Net gains (losses) on financial assets and liabilities and Exchange differences, net (1)	798	633	26.0
Other operating income and expense, net	(1,935)	(1,491)	29.7
Income and expense on insurance and reinsurance contracts	120	96	24.9
Gross income	5,405	4,331	24.8
Administration costs	(2,341)	(1,785)	31.2
Depreciation and amortization	(226)	(165)	36.4
Net margin before provisions (2)	2,838	2,381	19.2
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(1,369)	(1,134)	20.7
Provisions or reversal of provisions and other results	(127)	(58)	120.5
Operating profit / (loss) before tax	1,342	1,189	12.8
Tax expense or income related to profit or loss from continuing operations	(313)	(286)	9.3
Profit	1,029	903	14.0
Profit attributable to non-controlling interests	(394)	(302)	30.5
Profit attributable to parent company	635	601	5.6
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
In the year ended December 31, 2024, the Argentine peso depreciated by 16.8% against the euro (considering the period-end exchange rates used to convert income statement items for the years ended December 31, 2024 and 2023, respectively, pursuant to IAS 21). On the other hand, the Colombian peso appreciated by 6.2% against the euro in average terms, compared with the year ended December 31, 2023. The Peruvian sol remained practically unchanged against the euro in average terms, compared with the year ended December 31, 2023. Overall, changes in exchange rates resulted in a negative exchange rate effect on the consolidated income statement for the year ended December 31, 2024 and in the results of operations of the South America operating segment for such period expressed in euros. See “―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Trends in Exchange Rates”.
As of and for the years ended December 31, 2024 and 2023, the Argentine and Venezuelan economies were considered to be hyperinflationary as defined by IAS 29 “Financial Reporting in Hyperinflationary Economies” (see “Presentation of Financial Information—Hyperinflationary Economies”).
Net interest income
Net interest income of this operating segment for the year ended December 31, 2024 amounted to €5,589 million, a 27.2% increase compared with the €4,394 million recorded for the year ended December 31, 2023, mainly as a result of increases in the volume and yield of credit card loans and the commercial loan portfolios in Argentina and Colombia, partially offset by higher funding costs, particularly in Argentina as a result of increases in interest rates, and the depreciation of the Argentine peso against the euro. At constant exchange rates, there was a 31.9% increase in net interest income. The net interest margin over total average assets of this operating segment amounted to 8.33% for the year ended December 31, 2024, compared with 6.71% for the year ended December 31, 2023.
Net fees and commissions
Net fees and commissions of this operating segment for the year ended December 31, 2024 amounted to €834 million of income, a 19.1% increase compared with the €700 million of income recorded for the year ended December 31, 2023, mainly due to increases in payment systems-related fees (in particular, related to credit cards), as a result of increases in the volume of transactions and commission rates, especially in Argentina, partially offset by the depreciation of the Argentine peso against the euro. At constant exchange rates, there was a 21.5% increase.

Net gains (losses) on financial assets and liabilities and Exchange differences, net
Net gains on financial assets and liabilities and exchange differences of this operating segment for the year ended December 31, 2024 were €798 million, a 26.0% increase compared with the €633 million gain recorded for the year ended December 31, 2023, mainly due to the higher gains from the ALCO portfolio in Argentina, partially offset by the depreciation of the Argentine peso against the euro. At constant exchange rates, net gains on financial assets and liabilities and exchange differences, net, increased by 33.3%.
Other operating income and expense, net
Other operating income and expense, net of this operating segment for the year ended December 31, 2024 was a €1,935 million expense, a 29.7% increase compared with the €1,491 million expense recorded for the year ended December 31, 2023, mainly driven by the higher loss on the net monetary position resulting from the adjustment for hyperinflation in Argentina, which resulted in a monetary loss of €1,419 million in the year ended December 31, 2024, compared to the €1,062 million monetary loss recorded for the year ended December 31, 2023, partially offset by the depreciation of the Argentine peso against the euro. At constant exchange rates, the net expense increased by 31.8%.
Income and expense on insurance and reinsurance contracts
Net income on insurance and reinsurance contracts of this operating segment for the year ended December 31, 2024 was €120 million, a 24.9% increase compared with the €96 million income recorded for the year ended December 31, 2023, mainly as a result of higher income related to life insurance in Colombia and, to a lesser extent, Argentina, partially offset by the depreciation of the Argentine peso against the euro.
Administration costs
Administration costs of this operating segment for the year ended December 31, 2024 amounted to €2,341 million, a 31.2% increase compared with the €1,785 million recorded for the year ended December 31, 2023, mainly as a result of increases in personnel expenses, mainly driven by salary updates (aimed at compensating the loss of purchasing power due to inflation) and certain general expenses related to technology (affected by the high inflation) in Argentina, partially offset by the depreciation of the Argentine peso against the euro. At constant exchange rates, administration costs increased by 33.8%.
Depreciation and amortization
Depreciation and amortization for the year ended December 31, 2024 was €226 million, a 36.4% increase compared with the €165 million recorded for the year ended December 31, 2023, mainly due to the increase in the depreciation expense related to IT equipment in Argentina. At constant exchange rates, depreciation and amortization increased by 36.5%.
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification of this operating segment for the year ended December 31, 2024 was a €1,369 million expense, a 20.7% increase compared with the €1,134 million expense recorded for the year ended December 31, 2023, mainly as a result of higher credit impairment requirements in retail loans, within an inflationary and high interest environment, in Colombia and Peru (where default rates are starting to increase), and the larger loan portfolio. At constant exchange rates, impairment on financial assets not measured at fair value through profit or loss or net gains by modification increased by 21.0%.
Provisions or reversal of provisions and other results
Provisions or reversal of provisions and other results of this operating segment for the year ended December 31, 2024 were a €127 million expense compared with the €58 million expense recorded for the year ended December 31, 2023, attributable mainly to the higher provisions for property, plant and equipment in Argentina, partially offset by the depreciation of the Argentine peso against the euro.
Operating profit / (loss) before tax
As a result of the foregoing, operating profit before tax of this operating segment for the year ended December 31, 2024 was €1,342 million, a 12.8% increase compared with the €1,189 million recorded for the year ended December 31, 2023. At constant exchange rates, there was a 28.1% increase.
Tax expense or income related to profit or loss from continuing operations

Tax expense related to profit from continuing operations of this operating segment for the year ended December 31, 2024 was €313 million, a 9.3% increase compared with the €286 million expense recorded for the year ended December 31, 2023, as a result mainly of the higher operating profit before tax, partially offset by the impact of hyperinflation-related adjustments in Argentina. At constant exchange rates (and excluding the impact of the hyperinflation-related adjustments in Argentina), tax expense or income related to profit or loss from continuing operations increased by 32.5%. The effective tax rate amounted to 23.3% of operating profit before tax for the year ended December 31, 2024, and 24.1% for the year ended December 31, 2023.
Profit attributable to non-controlling interests
Profit attributable to non-controlling interests of this operating segment for the year ended December 31, 2024 amounted to €394 million, a 30.5% increase compared with the €302 million recorded for the year ended December 31, 2023, mainly due to the higher operating profit before tax. At constant exchange rates, there was a 46.3% increase.
Profit attributable to parent company
As a result of the foregoing, profit attributable to parent company of this operating segment for the year ended December 31, 2024 amounted to €635 million, a 5.6% increase compared with the €601 million recorded for the year ended December 31, 2023. At constant exchange rates, there was a 17.1% increase.

REST OF BUSINESS

	For the year ended December 31,
	2024	2023	Change
	(In Millions of Euros)		(In %)
Net interest income	741	539	37.6
Net fees and commissions	307	244	25.8
Net gains (losses) on financial assets and liabilities and Exchange differences, net (1)	406	316	28.2
Other operating income and expense, net	2	—	n.m. (3)
Income and expense on insurance and reinsurance contracts	2	3	(51.3)
Gross income	1,458	1,103	32.2
Administration costs	(710)	(560)	26.8
Depreciation and amortization	(33)	(26)	25.5
Net margin before provisions (2)	715	517	38.4
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(71)	(28)	155.9
Provisions or reversal of provisions and other results	(11)	(1)	n.m. (3)
Operating profit / (loss) before tax	634	489	29.7
Tax expense or income related to profit or loss from continuing operations	(133)	(93)	44.0
Profit	500	396	26.3
Profit attributable to non-controlling interests	—	—	—
Profit attributable to parent company	500	396	26.3
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
(3)Not meaningful.
In the year ended December 31, 2024, the U.S. dollar remained practically unchanged against the euro in average terms, compared with the year ended December 31, 2023. See “―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Trends in Exchange Rates”.
Net interest income
Net interest income of this operating segment for the year ended December 31, 2024 amounted to €741 million, a 37.6% increase compared with the €539 million recorded for the year ended December 31, 2023, mainly due to increase in the corporate and investment banking activity of the branches located in Europe and New York, supported by the increase in loan activity and an adequate price management. The net interest margin over total average assets of this operating segment amounted to 1.31% for the year ended December 31, 2024 compared with 1.01% for the year ended December 31, 2023.
Net fees and commissions
Net fees and commissions of this operating segment for the year ended December 31, 2024 amounted to €307 million, a 25.8% increase compared with the €244 million recorded for the year ended December 31, 2023 as a result of increased investment banking activity.
Net gains (losses) on financial assets and liabilities and Exchange differences, net
Net gains on financial assets and liabilities and exchange differences of this operating segment for the year ended December 31, 2024 was €406 million, a 28.2% increase compared with the €316 million net gain recorded for the year ended December 31, 2023, mainly due to the higher gains from the Global Markets units in Europe and the higher gains from the broker-dealer BBVA Securities Inc., partially offset by negative exchange differences.
Other operating income and expense, net
Other operating income and expense, net of this operating segment for the year ended December 31, 2024 was €2 million income, compared with nil for the year ended December 31, 2023.
Income and expense on insurance and reinsurance contracts

Income on insurance and reinsurance contracts for the year ended December 31, 2024 was €2 million, compared with the €3 million of income recorded for the year ended December 31, 2023.
Administration costs
Administration costs of this operating segment for the year ended December 31, 2024 amounted to €710 million, a 26.8% increase compared with the €560 million recorded for the year ended December 31, 2023, mainly due to increases in personnel expenses, due to the increase in the number of employees, and in marketing expenses in the branches located in New York and Europe.
Depreciation and amortization
Depreciation and amortization for the year ended December 31, 2024 was €33 million, a 25.5% increase compared with the €26 million recorded for the year ended December 31, 2023.
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification of this operating segment for the year ended December 31, 2024 was a €71 million expense compared with the €28 million expense recorded for the year ended December 31, 2023, mainly as a result of the higher credit impairment requirements related to certain new impairment entries in the wholesale loans portfolio in Europe.
Provisions or reversal of provisions and other results
Provisions or reversal of provisions and other results of this operating segment for the year ended December 31, 2024 were an €11 million expense compared with the €1 million expense recorded for the year ended December 31, 2023.
Operating profit / (loss) before tax
As a result of the foregoing, operating profit before tax of this operating segment for the year ended December 31, 2024 was €634 million, a 29.7% increase compared with the €489 million recorded for the year ended December 31, 2023.
Tax expense or income related to profit or loss from continuing operations
Tax expense related to profit from continuing operations of this operating segment for the year ended December 31, 2024 was €133 million, a 44.0% increase compared with the €93 million expense recorded for the year ended December 31, 2023 due, mainly, to the increase in operating profit.
Profit attributable to parent company
As a result of the foregoing, profit attributable to parent company of this operating segment for the year ended December 31, 2024 amounted to €500 million, a 26.3% increase compared with the €396 million recorded for the year ended December 31, 2023.

CORPORATE CENTER

	For the year ended December 31,
	2024	2023	Change
	(In Millions of Euros)		(In %)
Net interest income / (expense)	(546)	(386)	41.3
Net fees and commissions	(36)	(44)	(18.0)
Net gains (losses) on financial assets and liabilities and Exchange differences, net (1)	122	(686)	n.m. (2)
Other operating income and expense, net	37	89	(58.3)
Income and expense on insurance and reinsurance contracts	2	(2)	n.m. (2)
Gross income	(421)	(1,029)	(59.1)
Administration costs	(561)	(550)	1.9
Depreciation and amortization	(215)	(210)	2.5
Net margin before provisions (3)	(1,197)	(1,789)	(33.1)
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	1	1	(15.4)
Provisions or reversal of provisions and other results	54	(21)	n.m. (2)
Operating profit / (loss) before tax	(1,142)	(1,809)	(36.9)
Tax expense or income related to profit or loss from continuing operations	225	262	(14.2)
Profit / (loss) from continuing operations	(917)	(1,547)	(40.7)
Profit / (loss)	(917)	(1,547)	(40.7)
Profit / (loss) attributable to non-controlling interests	(7)	3	n.m. (2)
Profit / (loss) attributable to parent company	(924)	(1,544)	(40.2)
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
Net interest income / (expense)
Net interest expense of the Corporate Center for the year ended December 31, 2024 was €546 million, a 41.3% increase compared with the €386 million net expense recorded for the year ended December 31, 2023, mainly due to higher funding costs of investments as a result of higher interest rates.
Net fees and commissions
Net fees and commissions of the Corporate Center for the year ended December 31, 2024 amounted to a €36 million expense, an 18.0% decrease compared with the €44 million expense recorded for the year ended December 31, 2023, mainly as a result of the lower fees paid in connection with the debt issuances carried out by Banco Bilbao Vizcaya Argentaria, S.A.
Net gains (losses) on financial assets and liabilities and Exchange differences, net
Net gains on financial assets and liabilities and exchange differences of the Corporate Center for the year ended December 31, 2024 were €122 million compared with the €686 million net losses recorded for the year ended December 31, 2023, mainly as a result of the gains from certain foreign currency hedges (recorded in the ALCO portfolio of the Corporate Center) on the estimated results of the operating segments resulting from the impact of the depreciation of the Mexican peso and positive exchange differences.
Other operating income and expense, net
Other operating income and expense, net of the Corporate Center for the year ended December 31, 2024 was €37 million of net income, a 58.3% decrease compared with the €89 million net income recorded for the year ended December 31, 2023, mainly due to the expenses on the subscription of bonds issued by the Central Bank of Argentina.
Administration costs
Administration costs of the Corporate Center for the year ended December 31, 2024 amounted to €561 million, a 1.9% increase compared with the €550 million recorded for the year ended December 31, 2023.

Depreciation and amortization
Depreciation and amortization of the Corporate Center for the year ended December 31, 2024 was €215 million, a 2.5% increase compared with the €210 million recorded for the year ended December 31, 2023.
Provisions or reversal of provisions and other results
Provisions or reversal of provisions and other results of the Corporate Center for the year ended December 31, 2024 were €54 million of income, compared with the €21 million expense recorded for the year ended December 31, 2023, mainly due to the reversal of provisions related to certain investments in associates.
Operating profit / (loss) before tax
As a result of the foregoing, operating loss before tax of the Corporate Center for the year ended December 31, 2024 was €1,142 million, a 36.9% decrease compared with the €1,809 million loss recorded for the year ended December 31, 2023.
Tax expense or income related to profit or loss from continuing operations
Tax income related to loss from continuing operations of the Corporate Center for the year ended December 31, 2024 amounted to €225 million, a 14.2% decrease compared with the €262 million income recorded for the year ended December 31, 2023 mainly due to the lower operating loss before tax.
Profit / (loss) attributable to parent company
As a result of the foregoing, loss attributable to parent company of the Corporate Center for the year ended December 31, 2024 was €924 million, a 40.2% decrease compared with the €1,544 million loss recorded for the year ended December 31, 2023.

Results of Operations by Operating Segment for 2023 Compared with 2022
SPAIN

	For the year ended December 31,
	2023	2022	Change
	(In Millions of Euros)		(In %)
Net interest income	5,620	3,774	48.9
Net fees and commissions	2,164	2,156	0.4
Net gains (losses) on financial assets and liabilities and Exchange differences, net (1)	409	396	3.4
Other operating income and expense, net	(665)	(569)	16.8
Income and expense on insurance and reinsurance contracts	360	355	1.3
Gross income	7,888	6,112	29.1
Administration costs	(2,812)	(2,498)	12.6
Depreciation and amortization	(383)	(404)	(5.1)
Net margin before provisions (2)	4,693	3,210	46.2
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(651)	(522)	24.5
Provisions or reversal of provisions and other results	(145)	(78)	86.6
Operating profit / (loss) before tax	3,897	2,610	49.3
Tax expense or income related to profit or loss from continuing operations	(1,175)	(739)	59.1
Profit from continuing operations	2,722	1,872	45.5
Profit / (loss) from discontinued operations, net and Other	—	(201)	n.m. (3)
Profit	2,722	1,670	63.0
Profit attributable to non-controlling interests	(2)	(3)	(31.9)
Profit attributable to parent company	2,720	1,667	63.2
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
Administration costs
Administration costs of this operating segment for the year ended December 31, 2023 amounted to €2,812 million, a 12.6% increase compared with the €2,498 million recorded for the year ended December 31, 2022, mainly as a result of the higher personnel expenses mainly driven by salary increases (driven by inflation) and, to a lesser extent, an increase in the number of employees, and higher general expenses related to IT equipment, which were also affected by inflation.
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
Operating profit / (loss) before tax
As a result of the foregoing, operating profit before tax of this operating segment for the year ended December 31, 2023 was €3,897 million, a 49.3% increase compared with the €2,610 million profit recorded for the year ended December 31, 2022.
Tax expense or income related to profit or loss from continuing operations
Tax expense related to profit from continuing operations of this operating segment for the year ended December 31, 2023 was €1,175 million, a 59.1% increase compared with the €739 million expense recorded for the year ended December 31, 2022, as a result of the higher operating profit before tax recorded for the year ended December 31, 2023. The effective tax rate increased to 30.1% for the year ended December 31, 2023 from 28.3% for the year ended December 31, 2022. Amounts paid by BBVA under the temporary tax on credit institutions and financial credit establishments in Spain are a non-deductible expense for tax purposes.
Profit / (loss) from discontinued operations, net and Other

Loss from discontinued operations, net and Other of this operating segment for the year ended December 31, 2023 was nil compared with the €201 million loss recorded for the year ended December 31, 2022. Loss from discontinued operations, net and Other for the year ended December 31, 2022 included the loss recorded in connection with the acquisition of Tree Inversiones Inmobiliarias, SOCIMI, S.A. from Merlin Properties in June 2022 (see “―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Purchase of Tree Inversiones Inmobiliarias, SOCIMI, S.A.” and Note 17 to the Consolidated Financial Statements).
Profit attributable to parent company
As a result of the foregoing, profit attributable to parent company of this operating segment for the year ended December 31, 2023 amounted to €2,720 million, a 63.2% increase compared with the €1,667 million profit recorded for the year ended December 31, 2022.

MEXICO

	For the year ended December 31,
	2023	2022	Change
	(In Millions of Euros)		(In %)
Net interest income	11,054	8,378	31.9
Net fees and commissions	2,226	1,625	37.0
Net gains (losses) on financial assets and liabilities and Exchange differences, net (1)	572	439	30.3
Other operating income and expense, net	(332)	(297)	11.9
Income and expense on insurance and reinsurance contracts	748	588	27.2
Gross income	14,267	10,734	32.9
Administration costs	(3,946)	(3,000)	31.5
Depreciation and amortization	(469)	(398)	17.9
Net margin before provisions (2)	9,853	7,336	34.3
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(2,499)	(1,693)	47.6
Provisions or reversal of provisions and other results	(25)	(24)	5.0
Operating profit / (loss) before tax	7,329	5,620	30.4
Tax expense or income related to profit or loss from continuing operations	(2,009)	(1,488)	35.0
Profit	5,320	4,132	28.8
Profit attributable to non-controlling interests	(1)	(1)	—
Profit attributable to parent company	5,319	4,131	28.8
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
In the year ended December 31, 2023, the Mexican peso appreciated 10.4% against the euro in average terms compared with the year ended December 31, 2022, resulting in a positive exchange rate effect on the consolidated income statement for the year ended December 31, 2023 and in the results of operations of the Mexico operating segment for such period expressed in euros. See “―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Trends in Exchange Rates”.
Net interest income
Net interest income of this operating segment for the year ended December 31, 2023 amounted to €11,054 million, a 31.9% increase compared with the €8,378 million recorded for the year ended December 31, 2022, mainly as a result of the higher contribution from our wholesale and retail portfolios (in terms of volume and yield) and, to a lesser extent, the securities portfolio (in terms of yield), supported by the appreciation of the Mexican peso against the euro and (with respect to the yield) the higher interest rate environment, partially offset by higher funding costs as a result of the increase in interest rates, and the effect of the appreciation of the Mexican peso against the euro on interest expense. At constant exchange rates, there was a 19.5% increase in net interest income. The net interest margin over total average assets of this operating segment amounted to 6.82% for the year ended December 31, 2023, compared with 6.10% for the year ended December 31, 2022.
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
Administration costs
Administration costs of this operating segment for the year ended December 31, 2023 were €3,946 million, a 31.5% increase compared with the €3,000 million recorded for the year ended December 31, 2022, mainly as a result of the higher personnel expenses driven by salary increases (driven by inflation) and the increased number of employees, higher general expenses related to IT equipment and marketing as a result of the high inflation rate, and the appreciation of the Mexican peso against the euro. At constant exchange rates, administration costs increased by 19.1%.
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
Operating profit / (loss) before tax
As a result of the foregoing, operating profit before tax of this operating segment for the year ended December 31, 2023 was €7,329 million, a 30.4% increase compared with the €5,620 million of operating profit before tax recorded for the year ended December 31, 2022.
Tax expense or income related to profit or loss from continuing operations
Tax expense related to profit from continuing operations of this operating segment for the year ended December 31, 2023 was €2,009 million, a 35.0% increase compared with the €1,488 million expense recorded for the year ended December 31, 2022, mainly as a result of the higher operating profit before tax. The effective tax rate amounted to 27.4% of operating profit before tax for the year ended December 31, 2023, and 26.5% for the year ended December 31, 2022.
Profit attributable to parent company
As a result of the foregoing, profit attributable to parent company of this operating segment for the year ended December 31, 2023 amounted to €5,319 million, a 28.8% increase compared with the €4,131 million recorded for the year ended December 31, 2022.

TURKEY

	For the year ended December 31,
	2023	2022	Change
	(In Millions of Euros)		(In %)
Net interest income	1,869	2,611	(28.4)
Net fees and commissions	998	602	65.9
Net gains (losses) on financial assets and liabilities and Exchange differences, net (1)	937	741	26.4
Other operating income and expense, net	(887)	(823)	7.8
Income and expense on insurance and reinsurance contracts	63	41	55.3
Gross income	2,981	3,172	(6.0)
Administration costs	(1,252)	(933)	34.3
Depreciation and amortization	(150)	(129)	16.4
Net margin before provisions (2)	1,579	2,111	(25.2)
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(118)	(387)	(69.4)
Provisions or reversal of provisions and other results	(137)	(88)	55.4
Operating profit / (loss) before tax	1,324	1,636	(19.1)
Tax expense or income related to profit or loss from continuing operations	(702)	(1,103)	(36.4)
Profit	622	533	16.7
Profit attributable to non-controlling interests	(95)	(28)	243.9
Profit attributable to parent company	527	505	4.3
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
Since the first half of 2022, the Turkish economy has been considered to be hyperinflationary as defined by IAS 29 “Financial Reporting in Hyperinflationary Economies”. See “Presentation of Financial Information―Hyperinflationary Economies” for information on the impact of hyperinflation accounting.
Net interest income
Net interest income of this operating segment for the year ended December 31, 2023 amounted to €1,869 million, a 28.4% decrease compared with the €2,611 million recorded for the year ended December 31, 2022, as a result mainly of the depreciation of the Turkish lira against the euro and, to a lesser extent, lower swap funding costs. At constant exchange rates, there was an 8.0% increase in net interest income, mainly as a result of the higher volume of Turkish lira-denominated loans (credit card loans and loans to enterprises) and the increase in volume of sovereign debt securities, as a result in part of the increase in the securities maintenance ratio established by the CBRT (see “Item 4. Information on the Company—Business Overview—Supervision and Regulation—Principal Markets—Turkey”). The net interest margin over total average assets of this operating segment amounted to 2.71% for the year ended December 31, 2023, compared with 4.14% for the year ended December 31, 2022.
Net fees and commissions
Net fees and commissions of this operating segment for the year ended December 31, 2023 amounted to €998 million, a 65.9% increase compared with the €602 million recorded for the year ended December 31, 2022,mainly as a result of the increase in payment systems fees (in particular, credit cards), partially offset by the depreciation of the Turkish lira against the euro.

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
Other operating income and expense, net
Other operating income and expense, net of this operating segment for the year ended December 31, 2023 was a €887 million net expense, a 7.8% increase compared with the €823 million net expense recorded for the year ended December 31, 2022. At a constant exchange rate, there was a 37.2% decrease in net expense, mainly due to the lower loss on the net monetary position resulting from the adjustment for hyperinflation in Turkey (€2,118 million and €2,323 million in the years ended December 31, 2023 and 2022, respectively), and, to a lesser extent, higher income from operating leases, offset in part by the greater contribution made to the Deposit Guarantee Fund of Credit Institutions and the lower positive impact of the revaluation of bonds linked to inflation in the year (€1,202 million and €1,490 million, respectively, in the years ended December 31, 2023 and 2022).
Income and expense on insurance and reinsurance contracts
Net income on insurance and reinsurance contracts of this operating segment for the year ended December 31, 2023 was €63 million, a 55.3% increase compared with the €41 million income recorded for the year ended December 31, 2022, mainly as a result of increased insurance activity, partially offset by the depreciation of the Turkish lira. At constant exchange rates, there was a 130.7% increase.
Administration costs
Administration costs of this operating segment for the year ended December 31, 2023 amounted to €1,252 million, a 34.3% increase compared with the €933 million recorded for the year ended December 31, 2022,mainly as a result of the increase in personnel expenses and general expenses (technology and maintenance) driven to a great extent by the higher average inflation rate and salary increases (as a result of the loss of purchasing power), partially offset by the depreciation of the Turkish lira. At constant exchange rates, administration costs increased by 101.6%, which was above Turkey’s inflation rate for the period.
Depreciation and amortization
Depreciation and amortization for the year ended December 31, 2023 was €150 million, a 16.4% increase compared with the €129 million recorded for the year ended December 31, 2022, mainly as a result of the increase in the depreciation expense related to IT equipment and right-of-use leased assets, offset in part by the depreciation of the Turkish lira. At constant exchange rates, there was a 43.7% increase.
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

Operating profit / (loss) before tax
As a result of the foregoing, operating profit before tax of this operating segment for the year ended December 31, 2023 was €1,324 million, a 19.1% decrease compared with the €1,636 million recorded for the year ended December 31, 2022.
Tax expense or income related to profit or loss from continuing operations
Tax expense related to profit from continuing operations of this operating segment for the year ended December 31, 2023 was €702 million, a 36.4% decrease compared with the €1,103 million expense recorded for the year ended December 31, 2022, as a result of the revaluation for tax purposes of certain non-monetary assets of Garanti BBVA based on inflation as a result of certain changes in Turkey’s tax regulations during 2023. The impact of this revaluation led to a corporate income tax credit in 2023 amounting to approximately €260 million, due to the higher tax base of such assets, partially offset by the net loss on the monetary position resulting from the adjustment for hyperinflation in Turkey which, in turn, led to additional adjustments to the tax expense for the period due to the difference between accounting and taxable profit as a result of the application of IAS 29 “Financial Reporting in Hyperinflationary Economies”. See “Presentation of Financial Information—Hyperinflationary Economies” for information on the impact of hyperinflation accounting.
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
Profit attributable to parent company
As a result of the foregoing, profit attributable to parent company of this operating segment for the year ended December 31, 2023 amounted to €527 million, a 4.3% increase compared with the €505 million recorded for the year ended December 31, 2022.

SOUTH AMERICA

	For the year ended December 31,
	2023	2022	Change
	(In Millions of Euros)		(In %)
Net interest income	4,394	4,138	6.2
Net fees and commissions	700	778	(10.1)
Net gains (losses) on financial assets and liabilities and Exchange differences, net (1)	633	447	41.7
Other operating income and expense, net	(1,491)	(1,181)	26.2
Income and expense on insurance and reinsurance contracts	96	84	14.1
Gross income	4,331	4,265	1.5
Administration costs	(1,785)	(1,806)	(1.1)
Depreciation and amortization	(165)	(170)	(2.8)
Net margin before provisions (2)	2,381	2,290	4.0
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(1,134)	(762)	48.9
Provisions or reversal of provisions and other results	(58)	(94)	(38.5)
Operating profit / (loss) before tax	1,189	1,434	(17.1)
Tax expense or income related to profit or loss from continuing operations	(286)	(347)	(17.7)
Profit	903	1,087	(16.9)
Profit attributable to non-controlling interests	(302)	(349)	(13.5)
Profit attributable to parent company	601	738	(18.5)
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
In the year ended December 31, 2023, the Argentine peso, the Colombian peso and the Peruvian sol depreciated by 78.9% (considering the period-end exchange rates), 4.5% and 0.2%, respectively, against the euro in average terms, compared with the year ended December 31, 2022. The income statement of BBVA Argentina for the year ended December 31, 2023 was significantly impacted by the decline of the Argentine peso during the year, including, in particular, the extraordinary devaluation of the Argentine peso against the euro in December 2023, as a result of the economic measures adopted by the new government. Overall, changes in exchange rates resulted in a negative exchange rate effect on the consolidated income statement for the year ended December 31, 2023 and in the results of operations of the South America operating segment for such period expressed in euros. See “―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Trends in Exchange Rates”.
As of and for the years ended December 31, 2023 and 2022, the Argentine and Venezuelan economies were considered to be hyperinflationary as defined by IAS 29 “Financial Reporting in Hyperinflationary Economies” (see “Presentation of Financial Information—Hyperinflationary Economies”).
Net interest income
Net interest income of this operating segment for the year ended December 31, 2023 amounted to €4,394 million, a 6.2% increase compared with the €4,138 million recorded for the year ended December 31, 2022, mainly as a result of increases in the yield and volume of credit card loans and the commercial loan portfolios in the region, partially offset by significantly higher funding costs (particularly, in the wholesale portfolio in Colombia) as a result of increases in interest rates, and the depreciation of the currencies of the main countries where the BBVA Group operates within the region against the euro, which had a greater impact on interest income than on interest expense. At constant exchange rates, there was a 0.5% increase in net interest income. The net interest margin over total average assets of this operating segment amounted to 6.71% for the year ended December 31, 2023, compared with 6.49% for the year ended December 31, 2022.
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
Other operating income and expense, net
Other operating income and expense, net of this operating segment for the year ended December 31, 2023 was a €1,491 million expense, a 26.2% increase compared with the €1,181 million expense recorded for the year ended December 31, 2022, mainly driven by the higher loss on the net monetary position resulting from the adjustment for hyperinflation in Argentina, which resulted in a monetary loss of €1,062 million in the year ended December 31, 2023, compared to the €822 million monetary loss recorded for the year ended December 31, 2022, partially offset by the depreciation of the currencies of the main countries where the BBVA Group operates within the region against the euro.
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
Administration costs
Administration costs of this operating segment for the year ended December 31, 2023 amounted to €1,785 million, a 1.1% decrease compared with the €1,806 million recorded for the year ended December 31, 2022, mainly as a result of the depreciation of the currencies of the main countries where the BBVA Group operates within the region against the euro. At constant exchange rates, there was a 28.5% increase in administration costs, mainly due to increases in certain general expenses related to technology (affected by the high inflation) in Argentina and in personnel expenses, driven in part by salary increases in Argentina (driven by inflation).
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
Operating profit / (loss) before tax
As a result of the foregoing, operating profit before tax of this operating segment for the year ended December 31, 2023 was €1,189 million, a 17.1% decrease compared with the €1,434 million recorded for the year ended December 31, 2022. At constant exchange rates there was a 59.1% increase.

Tax expense or income related to profit or loss from continuing operations
Tax expense related to profit from continuing operations of this operating segment for the year ended December 31, 2023 was €286 million, a 17.7% decrease compared with the €347 million expense recorded for the year ended December 31, 2022, mainly as a result of the depreciation of the currencies of the main countries where the BBVA Group operates within the region against the euro and the lower operating profit before tax. At constant exchange rates there was an increase, mainly as a result of a reduction in deferred tax liabilities. The effective tax rate amounted to 24.1% of operating profit before tax for the year ended December 31, 2023 and 24.2% for the year ended December 31, 2022.
Profit attributable to non-controlling interests
Profit attributable to non-controlling interests of this operating segment for the year ended December 31, 2023 amounted to €302 million, a 13.5% decrease compared with the €349 million recorded for the year ended December 31, 2022, mainly due to the lower operating profit before tax. At constant exchange rates, there was a 46.7% increase.
Profit attributable to parent company
As a result of the foregoing, profit attributable to parent company of this operating segment for the year ended December 31, 2023 amounted to €601 million, an 18.5% decrease compared with the €738 million recorded for the year ended December 31, 2022. At constant exchange rates, there was a 40.5% increase.

REST OF BUSINESS

	For the year ended December 31,
	2023	2022	Change
	(In Millions of Euros)		(In %)
Net interest income	539	332	62.3
Net fees and commissions	244	243	0.7
Net gains (losses) on financial assets and liabilities and Exchange differences, net (1)	316	208	51.9
Other operating income and expense, net	—	2	(98.6)
Income and expense on insurance and reinsurance contracts	3	4	(20.7)
Gross income	1,103	790	39.7
Administration costs	(560)	(491)	14.1
Depreciation and amortization	(26)	(23)	15.1
Net margin before provisions (2)	517	276	87.3
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(28)	(13)	107.4
Provisions or reversal of provisions and other results	(1)	14	n.m. (3)
Operating profit / (loss) before tax	489	277	76.5
Tax expense or income related to profit or loss from continuing operations	(93)	(37)	147.9
Profit	396	240	65.4
Profit attributable to non-controlling interests	—	—	—
Profit attributable to parent company	396	240	65.4
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
(3)Not meaningful.
In the year ended December 31, 2023, the U.S. dollar depreciated by 2.6% against the euro in average terms, compared with the year ended December 31, 2022, resulting in a slightly negative exchange rate effect on the consolidated income statement for the year ended December 31, 2022 and in the results of operations of the Rest of Business operating segment for such period expressed in euros. See “―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Trends in Exchange Rates”.
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

Administration costs
Administration costs of this operating segment for the year ended December 31, 2023 amounted to €560 million, a 14.1% increase compared with the €491 million recorded for the year ended December 31, 2022, mainly due to higher personnel expense in Europe and in the New York branch, as a result in part of the better performance of the Global Markets unit.
Depreciation and amortization
Depreciation and amortization for the year ended December 31, 2023 was €26 million, compared with the €23 million recorded for the year ended December 31, 2022.
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification of this operating segment for the year ended December 31, 2023 was a €28 million expense, compared with the €13 million expense recorded for the year ended December 31, 2022, mainly as a result of higher credit impairments in the retail portfolio in Portugal.
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
Operating profit / (loss) before tax
As a result of the foregoing, operating profit before tax of this operating segment for the year ended December 31, 2023 was €489 million, a 76.5% increase compared with the €277 million recorded for the year ended December 31, 2022.
Tax expense or income related to profit or loss from continuing operations
Tax expense related to profit from continuing operations of this operating segment for the year ended December 31, 2023 was €93 million, compared with the €37 million expense recorded for the year ended December 31, 2022 due, in part, to the increase in operating profit.
Profit attributable to parent company
As a result of the foregoing, profit attributable to parent company of this operating segment for the year ended December 31, 2023 amounted to €396 million, a 65.4% increase compared with the €240 million recorded for the year ended December 31, 2022.

CORPORATE CENTER

	For the year ended December 31,
	2023	2022	Change
	(In Millions of Euros)		(In %)
Net interest income / (expense)	(386)	(109)	253.4
Net fees and commissions	(44)	(31)	40.2
Net gains (losses) on financial assets and liabilities and Exchange differences, net (1)	(686)	(294)	133.6
Other operating income and expense, net	89	106	(16.0)
Income and expense on insurance and reinsurance contracts	(2)	(1)	131.1
Gross income	(1,029)	(329)	212.7
Administration costs	(550)	(647)	(14.9)
Depreciation and amortization	(210)	(206)	2.1
Net margin before provisions (2)	(1,789)	(1,181)	51.5
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	1	(2)	n.m. (3)
Provisions or reversal of provisions and other results	(21)	8	n.m. (3)
Operating profit / (loss) before tax	(1,809)	(1,175)	54.0
Tax expense or income related to profit or loss from continuing operations	262	277	(5.6)
Profit / (loss)	(1,547)	(898)	72.4
Profit / (loss) attributable to non-controlling interests	3	(25)	n.m. (3)
Profit / (loss) attributable to parent company	(1,544)	(922)	67.4
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
(3)Not meaningful.

Net interest income / (expense)
Net interest expense of the Corporate Center for the year ended December 31, 2023 was €386 million, compared with the €109 million net expense recorded for the year ended December 31, 2022, mainly due to significantly higher funding costs as a result of the increases in reference interest rates.
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
Net gains (losses) on financial assets and liabilities and Exchange differences, net
Net losses on financial assets and liabilities and exchange differences of the Corporate Center for the year ended December 31, 2023 were €686 million, compared with the €294 million net losses recorded for the year ended December 31, 2022, mainly as a result of the negative effect of the appreciation of the Mexican peso on foreign currency hedges within the ALCO portfolio.
Other operating income and expense, net
Other operating income and expense, net of the Corporate Center for the year ended December 31, 2023 was €89 million of net income, a 16.0% decrease compared with the €106 million net income recorded for the year ended December 31, 2022, mainly as a result of lower dividend income from investees accounted for under the equity method.
Administration costs
Administration costs of the Corporate Center for the year ended December 31, 2023 amounted to €550 million, a 14.9% decrease compared with the €647 million recorded for the year ended December 31, 2022.

Depreciation and amortization
Depreciation and amortization of the Corporate Center for the year ended December 31, 2023 was €210 million, a 2.1% increase compared with the €206 million recorded for the year ended December 31, 2022.
Provisions or reversal of provisions and other results
Provisions or reversal of provisions and other results of the Corporate Center for the year ended December 31, 2023 were a €21 million expense compared with the €8 million income recorded for the year ended December 31, 2022.
Operating profit / (loss) before tax
As a result of the foregoing, operating loss before tax of the Corporate Center for the year ended December 31, 2023 was €1,809 million, a 54.0% increase compared with the €1,175 million loss recorded for the year ended December 31, 2022.
Tax expense or income related to profit or loss from continuing operations
Tax income related to profit or loss from continuing operations of the Corporate Center for the year ended December 31, 2023 amounted to €262 million, a 5.6% decrease compared with the €277 million income recorded for the year ended December 31, 2022.
Profit / (loss) attributable to parent company
As a result of the foregoing, loss attributable to parent company of the Corporate Center for the year ended December 31, 2023 was €1,544 million, a 67.4% increase compared with the €922 million loss recorded for the year ended December 31, 2022.

B. Liquidity and Capital Resources
BBVA’s principal source of funds is its customer deposit base, which consists primarily of demand, savings and time deposits. In addition to relying on customer deposits, BBVA also accesses the interbank market (overnight and time deposits) and domestic and international capital markets for its additional liquidity requirements. To access the capital markets, BBVA has in place a series of domestic and international programs for the issuance of commercial paper and medium- and long-term debt. Another source of liquidity is the generation of cash flow from operations. Finally, BBVA supplements its funding sources with borrowings from the ECB or the respective central banks of the countries where its subsidiaries are located. For additional information on the financing structure of the BBVA Group, see Note 7.5.3 to the Consolidated Financial Statements.
In its monetary policy decision of October 27, 2022, the ECB adjusted the interest rates applicable to its Targeted Longer-Term Refinancing Operations III (TLTRO III) effective November 23, 2022 and offered credit institutions additional voluntary early repayment dates for these operations. BBVA’s repayment of its TLTRO III funds was initiated in December 2022 and, as of December 31, 2024, all funds obtained under the TLTRO III program had been repaid. The positive income generated by the funds obtained from drawdowns of the ECB’s TLTRO III facilities was recorded under the heading of “Interest and other income – Other income” in the consolidated income statement for the years ended December 31, 2024, 2023 and 2022 (see Note 37.1), while the borrowing costs of the drawdowns of the TLTRO III facilities were recorded under “Interest expense” in the consolidated income statement.
During 2024, liquidity conditions remained adequate in all the countries where the BBVA Group operates.
The following table shows the balances as of December 31, 2024, 2023 and 2022 of our principal sources of funds (including accrued interest, hedge transactions and issue expenses):

	As of December 31,
	2024	2023	2022
	(In Millions of Euros)
Deposits from central banks	18,028	26,707	42,273
Deposits from credit institutions	50,690	83,376	55,859
Customer deposits	468,590	437,405	406,444
Debt certificates	74,464	72,685	58,717
Other financial liabilities	27,173	23,650	20,673
Total	638,945	643,823	583,967
Liquidity and Funding Risk Management of the BBVA Group aims, in the short term, to prevent any Group entity from having difficulties in meeting its payment commitments and from having to resort –in order to meet them– to obtaining funds on burdensome conditions and, in the medium term, to support the suitability of the Group’s financial structure and its evolution, within the prevailing economic, market and regulatory conditions.
One of the key elements in BBVA’s Group Liquidity and Financing Risk Management is the maintenance of large, high quality liquidity buffers in all its bank subsidiaries. Due, in part, to the Group’s decision to follow a Multiple Point of Entry strategy, in accordance with the framework for the resolution of financial entities designed by the FSB, the Group’s subsidiaries are self-sufficient and each subsidiary is responsible for managing its own capital and liquidity, without fund transfers or financing between either the parent company and the subsidiaries or between the different subsidiaries. This strategy aims to limit the spread of a liquidity crisis among the Group’s different areas, and supports that the cost of liquidity and financing is correctly reflected in the price formation process. As part of this strategy, the BBVA Group is organized into eight Liquidity Management Units (“LMUs”) composed of the parent company and the bank subsidiaries in each of Spain, Mexico, Turkey, South America (Argentina, Colombia, Peru, Uruguay) and Switzerland, plus the branches that depend on them.
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

Throughout 2024, BBVA has maintained its objective of preserving the strength of the funding structure of the different Group entities by focusing on strengthening self-funding from customer funds, maintaining a buffer of fully available liquid assets, diversifying sources of funding and generating and optimizing collateral available to deal with the withdrawal of central banks’ monetary stimulus and/or stress situations in the markets. Increases in interest rates have had an adverse impact on the demand for credit and funding costs.
During 2024, 2023 and 2022, all LMUs held self-funding levels deemed by the Group to be sufficient, mainly satisfied by customer deposits. The Liquidity Coverage Ratio (LCR), a liquidity buffer, at both a consolidated and individual level, was 134% as of December 31, 2024 (in excess of the required 100%) and 149% as of December 31, 2023 (in excess of the required 100%). The net stable funding ratio (NSFR) of the BBVA Group was 127% as of December 31, 2024 (in excess of the required 100%) and 131% as of December 31, 2023 (in excess of the required 100%). The NSFR ratio is the result of the division between the amount of stable funding available and the amount of stable funding required, requiring banks to maintain a stable financing profile in relation to the composition of their assets and off-balance sheet activities.
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
We believe that our working capital is sufficient for our present requirements and to pursue our planned business strategies. Please see Notes 51 and 7.5 to the Consolidated Financial Statements for additional information on the BBVA Group’s liquidity and capital resources.

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
Even where any applicable requirements are met and funds are legally available, the relevant regulator could advise against the transfer of funds to Banco Bilbao Vizcaya Argentaria, S.A. in the form of cash dividends, loans or advances, for prudence reasons or otherwise. For example, the repatriation of dividends from BBVA’s Turkish, Argentinian and Venezuelan subsidiaries is subject to certain restrictions and there is no assurance that further restrictions will not be imposed.
The geographic diversification of the Group’s businesses, however, may help to limit the effect of any restrictions that could be adopted in any given country.

Customer deposits
Customer deposits (including “Financial liabilities at amortized cost - Customer deposits”, “Financial liabilities designated at fair value through profit or loss – Customer deposits” and “Financial liabilities held for trading – Customer deposits”) amounted to €468,590 million as of December 31, 2024 compared with €437,405 million as of December 31, 2023 (€406,444 million as of December 31, 2022), a 7.1% increase, mainly due to the increase in demand and savings deposits, as customers shifted towards savings within a high interest rate scenario (in particular, during the first half of 2024) in Spain, increases in deposits of the Spanish government and other government agencies (through repurchase agreements) and the growth in time deposits in the branches located in Europe and in the New York branch, due to increased activity. To a lesser extent, the year-on-year increase was attributable to the increase in time deposits in Argentina and Colombia within a high interest rate environment, the increase in demand deposits in U.S. dollars in Argentina during the fourth quarter of 2024, driven by the implementation of strong fiscal and monetary adjustments to reduce inflation by the Argentine government, the increase in time deposits in Turkish lira (transferred, in part, from time deposits in U.S. dollars) and the increase in demand deposits in Turkish lira (as a result in part of the measures adopted by the Turkish authorities to encourage and protect deposits denominated in Turkish lira and prevent further dollarization of deposits). The year-on-year increase was partially offset by the depreciation of the Mexican peso, the Turkish lira, the Colombian peso and the Argentine peso against the euro.
Our customer deposits, excluding repurchase agreements, amounted to €439,469 million as of December 31, 2024, a 7.2% increase compared with €410,044 million as of December 31, 2023 (€392,884 million as of December 31, 2022).
Short-term customer deposits at amortized cost amounted to €426,174 million as of December 31, 2024, or 90.9% of our total customer deposits, compared to €390,996 million and 89.4% of our total customer deposits as of December 31, 2023 (see Note 22.3 to the Consolidated Financial Statements).
Deposits from credit institutions and central banks
The following table shows amounts due to credit institutions and central banks as of December 31, 2024, 2023 and 2022:

	As of December 31,
	2024	2023	2022
	(In Millions of Euros)
Deposits from credit institutions	50,690	83,376	55,859
Deposits from central banks	18,028	26,707	42,273
Total	68,719	110,083	98,132
Deposits from credit institutions and central banks amounted to €68,719 million as of December 31, 2024 compared with €110,083 million as of December 31, 2023 (€98,132 million as of December 31, 2022). The decrease was mainly attributable to the decrease in deposits from credit institutions (through repurchase agreements) recorded under “Financial liabilities held for trading” due to the offsetting of certain financial assets and liabilities, for presentation purposes, in application of IAS 32 in 2024 in Spain and, to a lesser extent, the decrease in deposits from central banks, with the aim of reducing funding costs. The increase as of December 31, 2023 compared to December 31, 2022 was mainly attributable to an increase in deposits from credit institutions (through repurchase agreements) in Spain in the trading and amortized cost portfolios, partially offset by the decrease in deposits from the Bank of Spain in the amortized cost portfolio, driven mainly by the aforementioned substantial repayment by BBVA of drawdowns under the ECB’s TLTRO III facilities.
Capital markets
We make debt issuances in the domestic and international capital markets in order to finance our activities. As of December 31, 2024 we had €50,310 million of debt certificates outstanding, comprising €45,988 million in bonds and debentures and €4,322 million in promissory notes and other securities, compared with €52,875 million, €47,124 million and €5,752 million outstanding, respectively, as of December 31, 2023, and €42,944 million, €41,515 million and €1,430 million outstanding, respectively, as of December 31, 2022 (see Note 22.4 to the Consolidated Financial Statements).
In addition, we had a total of €19,611 million in subordinated debt and subordinated deposits and €1 million preferred securities outstanding as of December 31, 2024 compared with €15,867 million and nil, respectively, as of December 31, 2023 (€12,509 million and nil, respectively, as of December 31, 2022).

The following is a breakdown as of December 31, 2024 of the maturities of our debt certificates (including bonds), subordinated debt, subordinated deposits and preferred securities. Regulatory equity instruments have been classified according to their contractual maturity:

	Demand	Up to 1 Month	1 to 3 Months	3 to 12 Months	1 to 5 Years	Over 5 Years	Total
	(In Millions of Euros)
Debt certificates (including bonds)	—	1,059	4,221	9,892	19,805	15,333	50,310
Subordinated debt, subordinated deposits and preferred securities		1	—	574	2,217	16,821	19,612
Total		1,060	4,221	10,466	22,022	32,154	69,923
Capital
As of December 31, 2024, 2023 and 2022, equity is calculated in accordance with current regulations on minimum capital base requirements for Spanish credit institutions on both an individual and consolidated basis. These regulations dictate how to calculate equity levels, as well as the various internal capital adequacy assessment processes they should have in place and the information such institutions should disclose to the market.
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
For information on our SREP requirements, the consolidated capital ratios as of December 31, 2024, 2023 and 2022, our RWAs, our MREL requirements, the capital issuances of Banco Bilbao Vizcaya Argentaria, S.A. and the impact on BBVA’s CET1 arising from certain singular effects, see “Item 4. Information on the Company—Business Overview—Supervision and Regulation” and Note 32 to the Consolidated Financial Statements.
C. Research and Development, Patents and Licenses, etc.
In 2024, we continued to foster the use of new technologies as a key component of our global development strategy. We explored new business and growth opportunities, focusing on three major areas: emerging technologies, digital banking and data driven initiatives, in each case with the customer as the focal point of our banking business.
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
Trends expected to shape the sector’s profitability in the future include the following:
•high interest rates, especially in Spain, after a protracted period of low (or even negative) interest rates. The impact of high interest rates may be particularly significant in countries like Spain, where mortgages account for a significant proportion of credit (more than 40%) and approximately two-thirds of mortgage loans are estimated to have floating rates. While BBVA expects interest rates to decline in the near future, they are expected to remain in the range of 2.5%-3%. The persistence of high interest rates or any increase in interest rates in the future may lead to an increase in non-performing loans (and RWAs) and a decrease in the demand for loans, in addition to resulting in higher funding costs;
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
•the adoption of novel pro-consumer regulation and measures, such as the proposed creation of a new administrative authority in Spain, which shall resolve complaints against banks from customers and potential customers and be financed by financial institutions, and the amendments introduced in the Code of Good Practices in recent years, easing the impact of interest rate hikes on mortgage loans agreements related to primary residences, among others (see “Item 4. Information on the Company—Business Overview—Supervision and Regulation—Principal Markets—Spain” for additional information); and
•the increasing concern over ESG and climate change matters, which may result, among others, in changes in consumer preferences and additional legislation and regulatory requirements. For example, several of the European Union’s sustainability initiatives are expected to significantly impact asset management activities in coming years, as asset managers need to include sustainability as part of their financial advice. In addition, the ECB conducted a stress test on climate-related risks (CST) in 2022, whose output has been integrated into the annual Supervisory Review and Examination Process (SREP) using a qualitative approach. The test aimed to identify vulnerabilities, industry best practices and the challenges faced by banks and may result in increased regulation. Further, climate-related disasters could result in market volatility, negatively impact customers’ ability to pay outstanding loans, result in the deterioration of the value of collateral or insurance shortfalls or otherwise disrupt the operations of banks or the operations of their customers or third parties on which they rely. See “Item 3. Key Information—Risk Factors—Business Risks—The Group is exposed to various risks in connection with climate change”.
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
Our Board of Directors has approved the annual report on corporate governance and a report on directors’ remuneration for 2024, according to the provisions established in the Spanish regulation for listed companies.
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
Moreover, Article 18 of the Board of Directors Regulations establishes that the Chair will organize and coordinate the periodic assessment of the Board’s performance with the chairs of the relevant committees. Pursuant to the provisions of the Board of Directors Regulations, during the assessment process conducted for 2024, the Board of Directors evaluated: (i) the quality and efficiency of the operation of the Board of Directors; (ii) the performance of the duties of the Chair and the Chief Executive Officer; and (iii) the operation of the Board committees.
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
Chief Executive Officer of BBVA since December 2018. Director at the following BBVA Group companies: Grupo Financiero BBVA México, S.A. de C.V. and BBVA México S.A., Institución de Banca Múltiple, Grupo Financiero BBVA México. President and CEO of BBVA USA Bancshares, Inc. and BBVA’s Country Manager in the United States from 2017 to December 2018. Deputy CEO at Garanti BBVA between 2015 and 2017 and Executive Vice President for retail and private banking at Garanti BBVA between 2012 and 2015. He has also held positions of responsibility in different McKinsey & Company offices, having been a Senior Partner and Manager of its Turkish office.

José Miguel Andrés Torrecillas (1)(2)(3)(8)	1955	Deputy Chair; Independent Director	March 13, 2015	March 15, 2024
Deputy Chair of the BBVA Board of Directors since April 2019. Chair of the Appointments and Corporate Governance Committee and of the Audit Committee. Chair of Ernst & Young Spain from 2004 to 2014, where he was a partner since 1987 and also held a series of senior offices, including Managing Partner of the Banking Group from 1989 to 2004, General Managing Partner for Audit and Advisory Services at Ernst & Young Spain from 2001 to 2004, and Managing Director of the Audit and Advisory practices at Ernst & Young Italy and Portugal from 2008 to 2013. He has been director of Zardoya Otis, S.A. from 2015 to 2022. He has been a member of various organizations such as the ROAC (Official Registry of Auditors), the REA (Registry of Economic Auditors), the Governing Board of the Spanish Institute of Financial Analysts, Empresa y Sociedad Foundation, Spanish Institute of Chartered Accountants, Advisory Board of the Institute of Internal Auditors; and of the Institute of Chartered Accountants in England & Wales (the ICAEW).

Jaime Félix Caruana Lacorte (1)(3)(5)	1952	Independent Director	March 16, 2018	March 15, 2024
General Manager of the Bank of International Settlements (BIS) between 2009 and 2017. Between 2006 and 2009 he was Head of the Monetary, Capital Markets Department and Financial Counselor to the General Manager at the International Monetary Fund (IMF), between 2003 and 2006 he was Chair of the Basel Committee on Banking Supervision, and between 2000 and 2006 he was Governor of the Bank of Spain and member of the Governing Council of the European Central Bank.

Enrique Casanueva Nárdiz (2) (5)	1961	Independent Director	March 15, 2024	Not applicable
He has held various positions of responsibility at J.P. Morgan as Managing Director responsible for Investment Banking Spain and Portugal (2000-2006), President and CEO of Spain and Portugal and member of the EMEA Management Committee (2006-2015) and Head of Southern Europe, Nordic Countries, Central and Eastern Europe, Ireland and Israel and member of the EMEA Executive Committee (2015-2017). Previously, he served as Managing Director of Investment Banking Spain and Portugal at Banco Santander, in the Santander Investment Area (1995-2000) and executive director in the Investment Banking department at Goldman Sachs (1991-1995).

Sonia Dulá (2)(5)	1961	Independent Director	March 17, 2023	Not applicable
Independent director at Huntsman Corporation, Acciona and Corporación Acciona Energías Renovables, as well as lifetime member of the Council on Foreign Relations. Executive Director and Vice President in Investment Banking at Goldman Sachs (1986-1995), Head of Wealth Management for Latin America (2010-2013) and Vice Chair of Global Corporate and Investment Banking for Latin America (2013-2018) at Bank of America Merrill Lynch. She has sat on the boards of Bestinver, Grupo Prisa, Millicom, Hemisphere Media, Council of the Americas, Women’s World Banking, and The Adrienne Arsht Center for the Performing Arts in Miami. She has also been a member of the International Advisory Board of Banco Itaú (Brazil), of the Young Presidents Organization (YPO) and of the Bank of America Global Diversity and Inclusion Council.

Raúl Catarino Galamba de Oliveira (3)(5)(6)(7)	1964	Independent Director	March 13, 2020	March 17, 2023
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

Belén Garijo López (1)(3)	1960	External Director	March 16, 2012	March 15, 2024
Chair of the Executive Board and CEO of Merck Group. Chair of the European side of EU-Japan Business Round Table, member of the executive committee of the German Chemical Industry Association, member of the European Round Table for Industry and member of The Business Council. Director of L’Oréal from 2014 to 2024. Previously, she has held various positions of responsibility at Abbot Laboratories (1989–1996), Rhône-Poulenc (1996–1999), Aventis Pharma (1999–2004), Sanofi Aventis (2004–2011) and Merck (since 2011).

Connie Hedegaard Koksbang (2)	1960	Independent Director	March 18, 2022	Not applicable
Independent director at Danfoss A/S. She participates on an ongoing basis in international forums and organizations and in foundations: she is member of the Supervisory Board at the European Climate Foundation, Chair of the OECD’s Round Table on Sustainable Development, member of the Climate and Environment Advisory Council of the European Investment Bank (EIB), member of the Villum Foundation, Chair of the European Commission’s Mission Adaptation to Climate Change, including Social Change, Chair of the Board at Aarhus University, and a member of the Sustainability Council at Volkswagen and advisor to the Board of Gazelle Wind Power. She has been non-executive director of Nordex SE from 2016 to 2022 and of Cadeler A/S from 2020 to 2023. She has held various positions in the public sector in Denmark and the European Union, such as EU Commissioner for Climate Action, Danish Minister for Climate and Energy, Minister for Environment, and Minister for Nordic Cooperation.

Lourdes Máiz Carro (2)(4)	1959	Independent Director	March 14, 2014	March 17, 2023
Independent director of Actividades de Construcción y Servicios, S.A. (ACS). Secretary of the Board of Directors and Director of Legal Services at Iberia, Líneas Aéreas de España from 2001 until 2016; as well as Director of several companies, including Renfe, GIF (Gerencia de Infraestructuras Ferroviarias – Railway Infrastructure Administrator, now ADIF), the ICO (Instituto de Crédito Oficial – Official Credit Institution), Aldeasa and Banco Hipotecario. Joined the Spanish State Counsel Corps (Cuerpo de Abogados del Estado) in 1992 and held various senior positions in the Public Administration, including Director of the Cabinet of the Assistant Secretary of Public Administration, Director of the Cabinet of the Assistant Secretary of Education; General Director of Administrative Organization, Personnel and IT, General Director of the Sociedad Estatal de Participaciones Patrimoniales (SEPPA) within the Ministry of Economy and Finance and Technical General Secretary of the Ministry of Agriculture, Fisheries and Food.

Cristina de Parias Halcón (3) (6)	1965	External Director	March 15, 2024	Not applicable
Independent director of Endesa, S.A. and Sanitas Seguros. Member of the Board of Trustees of the BBVA Microfinance Foundation. Director at the following Group companies until 2024: BBVA México, S.A., Institución de Banca Múltiple, Grupo Financiero BBVA México and Grupo Financiero BBVA México, S.A. de C.V. She has held positions of responsibility at BBVA such as Director of the Consumer Finance subsidiary (Finanzia) and CEO of Uno-e Bank (2005-2008), Director of New Digital Businesses (2008-2011), Head of Central Business Area (2011-2014) and Country Manager Spain and Portugal (2014-2019). She was also Director of Marketing and Multichannel for retail clients and Director of the Personal Banking business unit (Citigold) at Citibank (1991-1998).

Ana Cristina Peralta Moreno (2)(4)	1961	Independent Director	March 16, 2018	March 15, 2024
Independent director of Grenergy Renovables, S.A. and of Inmobiliaria Colonial, SOCIMI, S.A. She was an independent member of the Board of Directors of Deutsche Bank SAE (2015-2018) and Banco Etcheverría, S.A. (2013-2014), as well as independent director at Grupo Lar Holding Residencial, S.A.U. (2017-2018) and Senior Advisor at Oliver Wyman Financial Services (2012-2018). General Director of Risks and member of the Management Committee of Banco Pastor, S.A. (2008-2011). Before that, she held several positions at Bankinter, including Chief Risk Officer and member of the Management Committee (2004- 2008).

Ana Leonor Revenga Shanklin (4) (5)(6)	1963	Independent Director	March 13, 2020	March 17, 2023
Chair of the Remuneration Committee. President of the Board of Trustees at the ISEAK Foundation, member of the Board of Trustees of the BBVA Microfinance Foundation and member of the Advisory Council of ESADE EcPol - Center for Economic Policy and Political Economy. She has been Associate Professor at the Walsh School of Foreign Service at Georgetown University (2019-2021) and Senior Fellow at the Brookings Institution (2018-2023).

She has held several positions of responsibility at the World Bank, including Senior Director Global of the Poverty and Equity Practice between 2014 and 2016 and Deputy Chief Economist in 2016 and 2017.

Carlos Vicente Salazar Lomelín (4)	1951	External Director	March 13, 2020	March 17, 2023
Independent director of Sukarne S.A. de C.V., Alsea, S.A.B. de C.V. and CYDSA Corporativo, S.A. de C.V. Director of the following BBVA Group companies: Grupo Financiero BBVA México, S.A. de C.V., BBVA México, S.A., Institución de Banca Múltiple, Grupo Financiero BBVA México, BBVA Seguros México, S.A. de C.V. Grupo Financiero BBVA México, BBVA Pensiones México, S.A. de C.V. Grupo Financiero BBVA México and BBVA Seguros Salud México, S.A. de C.V. Grupo Financiero BBVA México. Chair of the Consejo Coordinador Empresarial de México (the Mexican Business Coordinating Council) from 2019 to 2022.
His career path has been linked to the Grupo Fomento Económico Mexicano S.A.B. de C.V. (Femsa) until 2019, having held roles such as General Manager of Cervecería Cuauhtémoc-Moctezuma, Manager of Coca Cola Femsa and General Manager of Femsa.

Jan Paul Marie Francis Verplancke (4)(6)	1963	Independent Director	March 16, 2018	March 15, 2024
Advisor to the Internal Advisory Board at Abdul Latif Jameel and CEO of Vestraco, S.à.R.L. Non-executive director at Cambridge Solutions (2006-2009) and Monitise (2008-2011). Director, Chief Information Officer, Group Head of Technology and Banking Operations of Standard Chartered Bank between 2004 and 2015, Vice President of Technology and Information Officer, in the EMEA region, of Dell (1999-2004), as well as Vice President and Chief of Architecture and Vice President of Information of the Youth Category at Levi Strauss (1994 - 1999).

(*) Where no date is provided, the position is currently held.
(1) Member of the Executive Committee.
(2) Member of the Audit Committee.
(3) Member of the Appointments and Corporate Governance Committee.
(4) Member of the Remuneration Committee.
(5) Member of the Risk and Compliance Committee.
(6) Member of the Technology and Cybersecurity Committee.
(7) Lead Director.
(8) Deputy Chair.
The statutory mandate of three years of the directors Carlos Torres Vila, Onur Genç and Connie Hedegaard Koksbang will expire during 2025. The Bank’s Board of Directors has proposed their reelection by the general shareholders’ meeting, planned to be held on March 21, 2025, for another statutory period of three years.

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
See “—The Board of Directors” above.
In addition, as set out in the Board of Directors Regulations, he oversees the following BBVA’s areas: Business Units (Corporate and Investment Banking (C&IB), Commercial Client Solutions, Retail Client Solutions, Digital Banks, Sustainability, Country Monitoring, Spain, Mexico and Turkey), Finance and Global Risk Management.

Domingo Armengol Calvo	General Secretary	General Secretary and Secretary of the Board of Directors of BBVA since 2009. Deputy Secretary of the Board from 2005 to 2009 and Head of the Institutional Legal Department of BBVA from 2000 to 2009.

María Jesús Arribas de Paz	Global Head of Legal	Global Head of Legal since December 2018. Director at BBVA OP3N, S.L. between 2018 and 2019. She held the position of Head of Corporate Legal Services between 2002 and 2018. Before that, she was head of Legal services and board secretary at Finanzia Banco de Crédito S.A. (1996-2002).

Pello Xabier Belausteguigoitia Mateache	Spain Country Manager	Spain Country Manager since December 2019. Director of BBVA Seguros, S.A. Seguros y Reaseguros. Director at BBVA OP3N, S.L. between 2018 and 2020. Head of Business Development BBVA Spain from 2017 to 2019, Director of BBVA Spain Northern Region from 2015 to 2017, Director of BBVA Spain Eastern Region from 2014 to 2015, Local Director at BBVA Spain Northwestern Region between 2011 and 2014 and Director of Commercial Businesses at BBVA Spain Northwestern Region from 2008 to 2011.
Antonio Bravo Acín (**)	Global Head of Data
Global Head of Data since February 2025. Previously he had been Head of Sustainability & CIB Strategy, Coverage of Corporate Clients, Industries & Cross-border since 2023 until his current appointment, Head of Sustainability Strategy & Net Zero (2021-2023), Head of IT Strategy & Control (2019-2021), Head of Agile Organization (2017-2019) and Head of Business Development and Digital Banking for South America (2016-2019), among other responsibilities held in BBVA.

Carlos Casas Moreno	Global Head of Engineering
Global Head of Engineering since July 2024. Chair of the Comisión Liquidadora de Servicios Tecnológicos Singulares, S.A. and BBVA Consultoría, S.A. from 2017 to 2019 and non-executive director of Colegio Universitario de Estudios Financieros, S.L. from 2015 to 2019. He was Global Head of Talent & Culture from 2019 to 2024, Head of Compensation, Pensions & Benefits from 2016 to December 2018, and was responsible for Organization Matters and Global Talent Management Policies in the Talent & Culture area between 2015 and 2016. Between 2010 and 2015, he worked on Process Re-engineering within the Innovation and Technology area.

Victoria del Castillo Marchese	Global Head of Strategy & M&A	Global Head of Strategy & M&A since December 2018. Director at Atom Bank PLC between 2018 and 2019. She has held other relevant positions within the BBVA Group, such as Head of M&A for Europe and Turkey (2014 to December 2018), Director of Strategic Projects of the Finance Area (2009 to 2014) and Head of M&A for the USA (2006 to 2009).

José Luis Elechiguerra Joven	Global Head of Global Risk Management
Global Head of Global Risk Management since July 2024. He has held other relevant positions within the BBVA Group such as Global Head of Engineering from 2021 to 2024, Head of Client Solutions at BBVA USA Bancshares, Inc. during 2019-2020, Global Director of Data Governance from 2017 to 2019 and Global Director of Organization & Business Process Engineering from 2015 to 2017, both positions at BBVA. Director of Business Transformation from 2013 to 2015, Director of Strategic & Financial Planning for the Retail Business from 2011 to 2013 and Director of Business Development & Strategic Planning for the Mortgage Business from 2008 to 2011, all of them at BBVA México.

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

Paul García Tobin	Global Head of Talent & Culture
Global Head of Talent & Culture since July 2024. He has held various senior posts at BBVA such as Global Head of Communications from 2015 to 2024 and Director of Corporate Communications from 2011 to 2015.

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

David Puente Vicente	Global Head of Retail Client Solutions
Global Head of Retail Client Solutions since July 2024. Director of BBVA Data & Analytics (currently, BBVA AI Factory, S.L.) from 2017 until 2019. He was Global Head of Client Solutions from 2019 to 2024, Head of Data from 2017 to 2019, Head of Business Development & Digital Transformation for Spain and Portugal from 2012 to 2016. Previously, he held other posts at BBVA such as Head of CEO’s Office from 2009 to 2012, Head of Planning and Development of Retail Banking from 2006 to 2009 and Head of New Business Models from 2004 to 2006.

Francisco Javier Rodríguez Soler	Global Head of Sustainability and Corporate & Investment Banking
Global Head of Sustainability since July 2021 and of Corporate & Investment Banking since July 2023. Previously he was BBVA’s Country Manager in the United States from 2018 to 2021, Global Head of Strategy & M&A from 2015 to 2018 and Head of M&A and Corporate Development of BBVA from 2010 to 2015.

Jaime Sáenz de Tejada Pulido	Global Head of Commercial Client Solutions
Global Head of Commercial Client Solutions since July 2024 and Director of Garanti BBVA. Previously he was Head of Global Risk Management from 2021 to 2024, Global Head of Finance from May 2015 to 2021, Head of Strategy and Finance from 2014 to 2015 and Head of Spain and Portugal from 2012 to 2014, Business Development Manager of Spain and Portugal at BBVA from 2011 to 2012, and Regional Center Manager from 2008 to 2011.

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
(**)     At the date of this Annual Report, the authorization by the European Central Bank of Antonio Bravo’s suitability to carry out the role of Global Head of Data is pending.
B. Compensation
The provisions of BBVA’s Bylaws that relate to compensation of directors are in accordance with the relevant provisions of Spanish law. Furthermore, BBVA has a remuneration policy for BBVA directors, which is aligned with the specific regulations applicable to credit institutions and best market practices.

Directors’ Remuneration Policy
The directors’ remuneration policy for 2023, 2024, 2025 and 2026 was approved by the general shareholders’ meeting held on March 17, 2023, by a majority of 95.03% (the “Directors’ Remuneration Policy”). This policy is available on our website (www.bbva.com).
BBVA has defined its Directors’ Remuneration Policy on the basis of the same general principles that govern the BBVA Group’s General Remuneration Policy, last updated by the Board of Directors on March 29, 2023 (the “BBVA Group’s General Remuneration Policy”). These policies take into consideration compliance with legal requirements applicable to credit institutions and those applicable in the different sectors in which it operates, as well as alignment with best market practices, and include items devised to reduce exposure to excessive risks and to adjust remuneration to the targets, values and long-term interests of the Group.
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
•The annual variable remuneration currently comprises two components: a short-term incentive and a long-term incentive.
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
◦In particular, a portion of the deferred annual variable remuneration may be awarded in the form of stock options on BBVA shares (“BBVA stock options”).
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
◦The variable element of remuneration for a year shall be limited to a maximum amount of 100% of the fixed element of total remuneration, unless the general shareholders’ meeting resolves to increase this percentage up to a maximum of 200%. In this regard, as in prior years, the general shareholders’ meeting held on March 15, 2024 resolved to increase this limit to a maximum level of 200% of the fixed component of the total remuneration for a given number of the Identified Staff members, on the terms indicated in the report issued for this purpose by the Board of Directors dated February 6, 2024.
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
In addition, the “malus” and “clawback” arrangements shall also be applicable to the variable remuneration received by executive directors or members of Senior Management, where the recoupment of such remuneration is required under the BBVA remuneration recoupment policy approved by the Board of Directors on November 29, 2023 (see Exhibit 97 to this report).

As regards non-executive directors, their remuneration system, in accordance with the Bank’s Bylaws and Directors’ Remuneration Policy, is based on the criteria of responsibility, dedication and incompatibilities inherent to their role, and consists entirely of fixed remuneration.
Remuneration of non-executive directors
The remuneration of the non-executive members of the Board of Directors corresponding to 2024 and 2023 is indicated below, individually and itemized for each non-executive director.

Remuneration of non-executive directors (thousands of euros) (1)
	Board of Directors	Executive Committee	Audit Committee	Risk and Compliance Committee	Remuneration Committee	Appointments and Corporate Governance Committee	Technology and Cybersecurity Committee	Other Functions (2)	Total
									2024	2023
José Miguel Andrés Torrecillas	129	167	165	─	─	115	─	50	625	593
Jaime Caruana Lacorte	129	167	22	107	─	31	─	─	455	502
Enrique Casanueva Nárdiz (3)	107	─	44	71	─	─	─	─	223	─
Sonia Dulá	129	─	66	107	─	─	─	─	302	223
Raúl Galamba de Oliveira	129	─	─	214	─	46	43	80	512	461
Belén Garijo López	129	167	─	─	36	46	─	─	378	416
Connie Hedegaard Koksbang	129	─	66	─	─	─	─	─	195	173
Lourdes Máiz Carro	129	─	66	─	43	─	─	─	238	238
José Maldonado Ramos (4)	32	42	─	─	─	12	─	─	85	342
Cristina de Parias Halcón (5)	107	─	─	─	─	31	29	─	167	─
Ana Peralta Moreno	129	─	66	─	43	─	─	─	238	238
Juan Pi Llorens (4)	32	─	─	27	─	12	11	─	81	361
Ana Revenga Shanklin	129	─	─	107	86	─	43	─	364	307
Susana Rodríguez Vidarte (6)	─	─	─	─	─	─	─	─	─	112
Carlos Salazar Lomelín (7)	129	─	─	─	43	─	─	─	172	172
Jan Verplancke	129	─	─	─	43	─	43	─	214	214
Total	1,695	542	497	633	293	293	168	130	4,250	4,350
(1)Includes amounts corresponding to positions on the Board and its various Committees, the composition of which was modified on April 26, 2024.
(2)Amounts corresponding to the positions of Deputy Chair of the Board of Directors and Lead Director.
(3)Director appointed by the general shareholders’ meeting held on March 15, 2024. Remuneration in 2024 corresponding to the term in office in that financial year.
(4)Directors who left office on March 15, 2024. Remuneration in 2024 corresponding to the term in office in that financial year.
(5)Director appointed by the general shareholders’ meeting held on March 15, 2024. Remuneration in 2024 corresponding to the term in office in that financial year. In addition, the director Cristina de Parias Halcón received in the 2024 and 2023 financial years, €72 thousand and €76 thousand, respectively, as per diems for her attendance to the meetings of the management body of BBVA México, S.A. de C.V. and Grupo Financiero BBVA México, S.A. de C.V. Likewise, in 2024 she received €56 thousand and 14,697 BBVA shares corresponding to the deferred portion of 2018 and 2019 annual variable remuneration accrued in her former condition of BBVA’s member of Senior Management, including the update of its cash portion. In 2025, the last payment of the deferred portion of 2019 annual variable remuneration, including the update of its cash portion, is due to this director (€30 thousand and 7,593 BBVA shares).
(6)Director who left office on March 17, 2023. Remuneration in 2023 corresponding to the term in office in that financial year.
(7)In addition, in financial years 2024 and 2023, the director Carlos Salazar Lomelín received €113 thousand and €67 thousand, respectively, as per diems for his attendance to the meetings of the management body of BBVA México, S.A. de C.V. and Grupo Financiero BBVA México, S.A. de C.V. and the BBVA México strategy forum.

Likewise, during the 2024 and 2023 financial years, €112 thousand and €123 thousand were paid out, respectively, in healthcare and casualty insurance premiums for non-executive directors.

Remuneration system with deferred delivery of shares for non-executive directors
BBVA has a fixed remuneration system with deferred delivery of shares for its non-executive directors, which was approved by the general shareholders’ meeting held on March 18, 2006 and extended by resolutions of the general shareholders’ meetings held on March 11, 2011 and on March 11, 2016 for a further five-year period in each case, by the general shareholders’ meeting held on April 20, 2021 for a further three-year period and by the general shareholders’ meeting held on March 17, 2023 for a further four-year period.
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
The theoretical shares allocated to non-executive directors who were beneficiaries of the remuneration system with deferred delivery of shares in the 2024 and 2023 financial years, corresponding to 20% of the total annual fixed allowance in cash received by each of them in the 2023 and 2022 financial years, respectively, were as follows:

	2024		2023
	Theoretical shares allocated (1)	Theoretical shares accumulated as at December 31	Theoretical shares allocated (1)	Theoretical shares accumulated as at December 31
José Miguel Andrés Torrecillas	13,407	147,455	16,023	134,048
Jaime Caruana Lacorte	11,350	106,310	17,255	94,960
Enrique Casanueva Nárdiz (2)	─	─	─	─
Sonia Dulá (3)	5,042	5,042	─	─
Raúl Galamba de Oliveira	10,423	40,191	10,091	29,768
Belén Garijo López	9,401	110,593	10,603	101,192
Connie Hedegaard Koksbang	3,914	7,177	3,263	3,263
Lourdes Máiz Carro	5,384	76,977	7,237	71,593
José Maldonado Ramos (4)	7,735	─	10,397	146,874
Cristina de Parias Halcón (2)	─	─	─	─
Ana Peralta Moreno	5,384	47,713	7,237	42,329
Juan Pi Llorens (4)	8,157	─	13,943	148,542
Ana Revenga Shanklin	6,947	31,161	8,035	24,214
Susana Rodríguez Vidarte (5)	─	─	13,648	─
Carlos Salazar Lomelín	3,882	21,012	5,218	17,130
Jan Verplancke	4,851	40,623	6,521	35,772
Total	95,877	634,254	129,471	849,685
(1)The number of theoretical shares was calculated according to the average closing price of the BBVA share during the 60 trading sessions prior to the general shareholders’ meetings of March 15, 2024 and March 17, 2023 which were €8.84 and €6.58 per share, respectively.
(2)Directors appointed by the general shareholders’ meeting held on March 15, 2024; accordingly, the allocation of theoretical shares is not due until 2025.
(3)Director appointed by the general shareholders’ meeting held on March 17, 2023; accordingly, the first allocation of theoretical shares was made in 2024.
(4)Directors who left office on March 15, 2024. In application of the system, José Maldonado Ramos and Juan Pi Llorens received a total of 154,609 and 156,699 BBVA shares, respectively, after leaving office, which is equivalent to the total of theoretical shares accumulated up to that date by each of them.
(5)Director who left office on March 17, 2023. In application of the system, she received a total of 191,423 BBVA shares, after leaving office, which was equivalent to the total theoretical shares accumulated up to that date.
Remuneration of executive directors
During the 2024 and 2023 financial years, the executive directors received the amount of the annual fixed remuneration corresponding to such financial years, established for each director in the Directors’ Remuneration Policy.
In addition, in the 2024 and 2023 financial years, the executive directors accrued the annual variable remuneration corresponding to each such year, which was awarded once the financial year had ended, in accordance with the provisions of the Directors’ Remuneration Policy.

In 2024 executive directors accrued a short-term incentive of €2,871 thousand in the case of Chair and €2,147 thousand in the case of Chief Executive Officer. In addition, the executive directors were awarded the right to a long-term incentive for a maximum theoretical amount of €1,929 thousand in the case of Chair and €1,443 thousand in the case of Chief Executive Officer, which is equivalent, in both cases, to 150% of their target long-term incentive. However, its final amount, which may range between 0% and 150% of the target long-term incentive, shall be calculated once the last financial year of the measurement period of the long-term indicators approved for its calculation has ended. If 100% of the pre-established objectives are achieved, the long-term incentive will amount to €1,286 thousand in the case of Chair and €962 thousand in the case of Chief Executive Officer. The sum of the short-term incentive and the long-term incentive initially awarded constitutes the annual variable remuneration of each executive director for 2024.
In addition, the remaining rules applicable to the annual variable remuneration of the executive directors established in the BBVA Directors’ Remuneration Policy, shall apply to the annual variable remuneration for financial year 2024, which include: (i) a withholding period of one year after delivery of the BBVA shares or instruments linked to BBVA shares received; (ii) the prohibition of hedging strategies or insurance that may undermine the effects of alignment with prudent risk management; (iii) update of the deferred portion in cash that finally vests in accordance with the consumer price index; (iv) “malus” and “clawback” arrangements during the whole periods of deferral and withholding of shares or instruments; and (v) the limitation of variable remuneration up to a maximum amount of 200% of the fixed component of the total remuneration, as resolved by the general shareholders’ meeting held in 2024.
The upfront portion of the annual variable remuneration for 2024 and 2023 financial years vested and became payable following its award in 2025 and 2024, respectively, while the rest of it was deferred for a period of five years. All of it, in accordance with the deferral, vesting and payment rules and other conditions applicable to annual variable remuneration as set out in the Directors’ Remuneration Policy.
Moreover, in accordance with the applicable remuneration policies for previous financial years, once the 2024 and 2023 financial years had ended, the corresponding portions of deferred annual variable remuneration from previous years vested and became payable to executive directors.
The remuneration of executive directors corresponding to the 2024 and 2023 financial years is indicated below, individually and itemized:

Annual Fixed Remuneration (thousands of euros)	2024	2023
Chair	2,924	2,924
Chief Executive Officer	2,179	2,179
Total	5,103	5,103

Annual Variable Remuneration	2024 (1)		2023 (2)
	In cash (thousands of euros)	In shares	In cash (thousands of euros)	In shares
Chair	897	92,803	897	107,835
Chief Executive Officer	671	69,408	671	80,650
Total	1,568	162,211	1,568	188,485
(1)Initial portion (37%) of the annual variable remuneration, which represents the first payment of the short-term incentive for financial year 2024 and will be paid during the first quarter of financial year 2025, in equal parts in cash and BBVA shares. The remaining amount of the annual variable remuneration for financial year 2024 (which includes the long-term incentive for financial year 2024) will be deferred (40% in cash and 60% in shares and share-linked instruments) over a five-year period.
The amount of the deferred portion will depend on the result of the long-term indicators that will be used to calculate the long-term incentive for financial year 2024. Likewise, and as an ex-post risk adjustment mechanism, the deferred portion may be reduced if certain capital and liquidity thresholds are not reached. The foregoing is intended to ensure that payment only occurs if it is sustainable, taking into account the Bank’s payment capacity.
As part of the deferred portion to be paid in shares or share-linked instruments, BBVA stock options shall be delivered to the Chair and the Chief Executive Officer (165,332 and 123,652, respectively), provided that the relevant conditions are met, once the second year of deferral has elapsed (that is, on February 15, 2027). The BBVA stock options may be exercised only on their expiration date, which shall be February 15, 2029, that is, four years after the effective date of the award and two years after their vesting, provided that the closing price of the BBVA share on the expiration date is above the exercise price. The exercise price has been set at €9.67 which is equal to the average closing price of the BBVA share between December 15, 2024 and January 15, 2025, both inclusive. The underlying asset of each BBVA stock option is one BBVA share. The BBVA stock options shall be settled by differences, meaning that the amount to be paid to each beneficiary as a result of their exercise shall be the difference between the market value of the BBVA share corresponding to the exercise date and the exercise price. This amount shall be paid to executive directors in BBVA shares.
(2)Initial portion (37%) of the annual variable remuneration, which represents the first payment of the short-term incentive for financial year 2023 paid in 2024. Annual variable remuneration for financial year 2023 is subject to the rules on deferral, vesting and payment and to the remaining conditions established in the Directors Remuneration Policy.

Deferred Annual Variable Remuneration Corresponding to Previous Financial Years		2024 (1)		2023 (2)
	Deferred Annual Variable Remuneration	In cash (thousands of euros)	In shares	In cash (thousands of euros)	In shares
Chair	2023	221	38,821	—	—
	2022	236	56,941	229	56,941
	2021	228	57,325	222	57,325
	2020	0	0	0	0
	2019	181	45,529	176	45,529
	2018	—	—	132	35,795
Subtotal		867	198,616	760	195,590
Chief Executive Officer	2023	166	29,034	—	—
	2022	181	43,793	176	43,793
	2021	173	43,552	169	43,552
	2020	0	0	0	0
	2019	163	40,858	158	40,858
	2018	—	—	—	—
Subtotal		683	157,237	503	128,203
Total		1,550	355,853	1,263	323,793
(1)Deferred remuneration to be paid after 2024 year-end, including the update of its cash portion. Payment thereof to the Chair and to the Chief Executive Officer will be made in 2025 in accordance with the vesting and payment rules established in the remuneration policies in force in each financial year:
•2023 deferred annual variable remuneration: first payment of the deferred short-term incentive (17.9% of the deferred portion) becomes payable to executive directors. Thereafter, the second payment of the deferred short-term incentive (17.9% of the deferred portion) and the long-term incentive (64.2% of the deferred portion), will be deferred for both executive directors. The final amount of the 2023 long-term incentive shall depend on the result of the long-term indicators established for its calculation once their measurement period ends (at 2026 year-end), which may range between a level of achievement of 0% to 150%. If the relevant conditions are met, the second payment of the 2023 deferred short-term incentive will be made in 2026 and the three payments of the 2023 long-term incentive will be made in 2027, 2028 and 2029.
•2022 deferred annual variable remuneration: second payment (20% of the deferred portion) becomes payable to executive directors. Thereafter, 60% of the 2022 deferred annual variable remuneration will be deferred for both executive directors, which, if the conditions are met, will be paid in 2026, 2027 and 2028.
•2021 deferred annual variable remuneration: third payment (20% of the deferred portion) becomes payable to executive directors, after having verified that no reduction is applicable based on the result of the multi-year performance indicators determined in 2021 by the Board of Directors. Thereafter, 40% of the 2021 deferred annual variable remuneration will be deferred for both executive directors, which, if the conditions are met, will be paid in 2026, and 2027.
•2020 deferred annual variable remuneration: given the exceptional circumstances arising from the COVID-19 crisis, executive directors voluntarily waived the accrual of the whole of their annual variable remuneration for 2020 financial year.
•2019 deferred annual variable remuneration: third and final payment (20% of the deferred portion) becomes payable to both executive directors. With such payment, the payment of the 2019 deferred annual variable remuneration will be completed.

(2)Deferred remuneration paid after 2023 year-end, including the update of its cash portion. Payment thereof to the Chair and to the Chief Executive Officer was made in 2024 in accordance with the vesting and payment rules established in the remuneration policies in force in each financial year:
•2022 deferred annual variable remuneration: in 2024, the first payment (20% of the deferred portion) was made to executive directors .
•2021 deferred annual variable remuneration: in 2024, the second payment (20% of the deferred portion) was made to executive directors.
•2020 deferred annual variable remuneration: given the exceptional circumstances arising from the COVID-19 crisis, executive directors voluntarily waived the accrual of the whole of their annual variable remuneration for 2020 financial year.
•2019 deferred annual variable remuneration: in 2024, the second payment (20% of the deferred portion) was made to executive directors.
•2018 deferred annual variable remuneration: in 2024, the third and final payment (20% of the deferred portion) was made to the Chair. With such payment, the payment to the Chair of the 2018 deferred annual variable remuneration was completed. This remuneration was associated with his former position as Chief Executive Officer.
In addition, in accordance with the provisions established in the Directors’ Remuneration Policy and contractually, during the 2024 and 2023 financial years, the Chair received, each year, the amount of €41 thousand of fixed allowances for vehicle rental and others. Meanwhile, the Chief Executive Officer received, each year, the amount of €654 thousand of fixed remuneration in cash in lieu of pension (see “—Pension commitments with executive directors”), and the amount of €600 thousand for his mobility allowance.
Likewise, the executive directors received remuneration in kind during the 2024 and 2023 financial years, including insurance premiums and others, €140 thousand and €172 thousand in the case of the Chair and €128 thousand and €131 thousand in the case of the Chief Executive Officer, respectively.

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
A portion of 15% of the aforementioned agreed annual contribution will be based on variable components and considered “discretionary pension benefits”, and will, therefore, be subject to the conditions regarding delivery in shares, retention and clawback established in the applicable regulations, as well as any other conditions concerning variable remuneration that may be applicable in accordance with the Directors’ Remuneration Policy.
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
In line with the above, during the 2024 financial year, the following amounts were recorded to meet the pension commitments for the Chair: €456 thousand with regard to the retirement contingency, which corresponds to the annual contribution agreed to cover the retirement contingency, which is €439 thousand, increased in an amount of €17 thousand corresponding to the upward adjustment of the “discretionary pension benefits” for the 2023 financial year, which were declared at the end of said financial year and had to be registered in the accumulated fund in 2024. Likewise, an amount of €252 thousand has been recorded for the payment of premiums for death and disability contingencies.
As of December 31, 2024, the total accumulated amount of the fund to meet the retirement commitments for the Chair amounted to €26,893 thousand.
With regard to the agreed annual contribution to the retirement contingency corresponding to the 2024 financial year, 15% (€66 thousand) was registered in that financial year as “discretionary pension benefits”. Following the end of the financial year, this amount was adjusted by applying the same criteria used to determine the Chair’s short-term incentive for the 2024 financial year and was determined to amount to €83 thousand, which represents an upward adjustment of €17 thousand. This upward adjustment to the “discretionary pension benefits” will be included in the accumulated fund in the 2025 financial year and will be subject to the conditions established for them in the Directors’ Remuneration Policy.
With regard to the Chief Executive Officer, in accordance with the provisions of the Directors’ Remuneration Policy and his contract, the Bank is not required to make any contributions to a retirement pension, although he is entitled to an annual cash sum instead of a retirement pension equal to 30% of his annual fixed remuneration. However, the Bank has pension commitments to cover the death and disability contingencies, for which purpose the corresponding annual insurance premiums are paid.
In accordance with the above, in the 2024 financial year the Bank paid the Chief Executive Officer the amount of fixed remuneration as cash in lieu of pension set out under “—Remuneration of executive directors”. Furthermore, €221 thousand was disbursed for the payment of the annual insurance premiums to cover the death and disability contingencies.
In accordance with the above, amounts recorded to meet the pension commitments for the executive directors during 2024 and 2023 are indicated below:

Pension systems (thousands of euros)	Contributions (1)				Accumulated funds
	Retirement		Death and disability
	2024	2023	2024	2023	2024	2023
Chair	456	458	252	322	26,893	24,759
Chief Executive Officer	—	—	221	230	—	—
Total	456	458	472	552	26,893	24,759
(1)Contributions recognized to meet pension commitments for the executive directors in the financial years 2024 and 2023. In the case of the Chair, these correspond to the sum of the annual retirement pension contribution and the adjustment made to the “discretionary pension benefits” for the financial years 2023 and 2022, and the death and disability premiums. In the case of the Chief Executive Officer, the contributions recognized correspond exclusively to the insurance premiums paid by the Bank in 2024 and 2023 to cover the contingencies of death and disability, given that, in his case, the Bank has not undertaken any commitments to cover the retirement contingency.
Extinction of contractual relationship
In accordance with the Directors’ Remuneration Policy, the Bank has no commitments to make severance payments to any executive directors.
Remuneration of Senior Management
During the 2024 and 2023 financial years, the members of Senior Management, excluding executive directors, (16 members and 15 members with such status as of December 31 of each financial year, respectively) received the amounts of their fixed remuneration corresponding to such financial years.
In addition, in the 2024 and 2023 financial years, the members of Senior Management accrued the annual variable remuneration corresponding to each such year, which was awarded once the financial year had ended in accordance with the BBVA Group’s General Remuneration Policy.
In 2024 members of Senior Management with such status as of December 31, 2024, accrued a short-term incentive for an aggregate amount of €7,271 thousand. Likewise, members of Senior Management were awarded the right to a long-term incentive for an aggregate maximum theoretical amount of €4,856 thousand, which is equivalent to the sum of 150% of each beneficiary’s target long-term incentive. However, its final amount, which may range between 0% and 150% of the target long-term incentive, shall be calculated once the last financial year of the measurement period of the long-term indicators approved for its calculation has ended. If 100% of the pre-established objectives are achieved, the long-term incentive will amount to an aggregate amount of €3,237 thousand. The sum of the short-term incentive and the long-term incentive initially awarded constitutes the annual variable remuneration of Senior Management for 2024.
In addition, the remaining rules applicable to the annual variable remuneration of the members of the Senior Management established in the BBVA Group’s General Remuneration Policy will apply to the annual variable remuneration for financial year 2024, which include: (i) a withholding period of one year after delivery of the BBVA shares or instruments linked to BBVA shares received; (ii) the prohibition of hedging strategies or insurance that may undermine the effects of alignment with prudent risk management; (iii) update of the deferred portion in cash that finally vests in accordance with the consumer price index; (iv) “malus” and “clawback” arrangements during the whole periods of deferral and withholding of shares or instruments; and (v) the limitation of variable remuneration up to a maximum amount of 200% of the fixed component of the total remuneration, as resolved by the general shareholders’ meeting held in 2024.
The upfront portion of the annual variable remuneration for financial years 2024 and 2023 vested and became payable following its award in 2025 and 2024, respectively, while the rest of it was deferred for a period of five years. All of it, in accordance with the deferral, vesting and payment rules and other conditions applicable to annual variable remuneration as set out in the BBVA Group’s General Remuneration Policy.
Moreover, in accordance with the applicable remuneration policies for previous financial years, once the 2024 and 2023 financial years had ended, the corresponding portions of deferred annual variable remuneration from previous years vested and became payable to members of Senior Management.
The aggregate remuneration corresponding to the 2024 and 2023 financial years to members of the Senior Management, who held that position as of December 31, 2024 and as of December 31, 2023, is indicated and itemized below:

Fixed Remuneration (thousands of euros)	2024	2023
Total Senior Management (1)	19,928	18,187
(1)16 members at December 31, 2024 and 15 members at December 31, 2023, excluding executive directors in both cases. In January 2025, a new Global Head of Data was appointed. See “—Senior Management”.

Annual Variable Remuneration	2024 (1)		2023 (2)
	In cash (thousands of euros)	In shares	In cash (thousands of euros)	In shares
Total Senior Management (3)	2,272	235,016	2,229	267,628
(1)Initial portion of the annual variable remuneration, which represents the first payment of the short-term incentive for financial year 2024 and will be paid during the first quarter of financial year 2025, in equal parts in cash and BBVA shares (the initial portion). The remaining amount of the annual variable remuneration for financial year 2024 (which includes the long-term incentive for financial year 2024) will be deferred (40% in cash and 60% in shares or share-linked instruments) over a five-year period (the deferred portion).
The amount of the deferred portion will depend on the result of the long-term indicators that will be used to calculate the long-term incentive for financial year 2024. Likewise, and as an ex-post risk adjustment mechanism, the deferred portion may be reduced if certain capital and liquidity thresholds are not reached. The foregoing is intended to ensure that payment only occurs if it is sustainable, taking into account the Bank’s payment capacity.

As part of the deferred portion to be paid in shares or share-linked instruments, an aggregate number of BBVA stock options (398,738 in the aggregate), shall be delivered to the members of Senior Management, provided that the relevant conditions are met, once the second year of deferral has elapsed (that is, on February 15, 2027). The BBVA stock options may be exercised only on their expiration date, which shall be February 15, 2029, that is four years after the effective date of the award and two years after their vesting, provided that the closing price of the BBVA share on the expiration date is above the exercise price. The exercise price has been set at €9.67 which is equal to the average closing price of the BBVA share between December 15, 2024 and January 15, 2025, both inclusive. The underlying asset of each BBVA stock option is one BBVA share. The BBVA stock options shall be settled by differences, meaning that the amount to be paid to each beneficiary as a result of their exercise shall be the difference between the market value of the BBVA share corresponding to the exercise date and the exercise price. This amount shall be paid in BBVA shares.
(2)Initial portion of the annual variable remuneration, which represents the first payment of the short-term incentive for financial year 2023 paid in 2024. Annual variable remuneration for financial year 2023 is subject to the rules on deferral, vesting and payment and to the remaining conditions established in the BBVA Group’s General Remuneration Policy.
(3)16 members at December 31, 2024 and 15 members at December 31, 2023, excluding executive directors in both cases.

Deferred Annual Variable Remuneration Corresponding to Previous Financial Years		2024 (1)		2023 (2)
	Deferred Annual Variable Remuneration	In cash (thousands of euros)	In shares	In cash (thousands of euros)	In shares
Senior Management Total (3)	2023	576	98,636	—	—
	2022	526	125,129	493	122,566
	2021	490	119,207	457	116,528
	2020	56	14,340	1,494	289,020
	2019	314	77,447	303	77,447
	2018	—	—	139	36,454
Total		1,963	434,759	2,885	642,015
(1)Deferred remuneration to be paid after 2024 year-end, including the update of its cash portion. Payment thereof to members of Senior Management who are beneficiaries will take place in 2025 in accordance with the remuneration policies applicable in each financial year and the vesting and payment rules set forth therein applicable to each member of Senior Management, based on when they became such a member:
•2023 deferred annual variable remuneration: first payment of the deferred short-term incentive becomes payable.
•2022 deferred annual variable remuneration: second payment becomes payable.
•2021 deferred annual variable remuneration: third payment becomes payable, after having verified that no reduction is applicable based on the result of the multi-year performance indicators determined in 2021 by the Board of Directors.
•2020 deferred annual variable remuneration: given the exceptional circumstances arising from the COVID-19 crisis, all members of Senior Management voluntarily waived the accrual of the whole of their annual variable remuneration for 2020 financial year. Without prejudice to the foregoing, a member of the Senior Management, who was an executive of BBVA USA Bancshares, Inc. (“BBVA USA”) at that moment, is entitled to the second payment of the deferred portion of a success bonus on the sale of BBVA USA.
•2019 deferred annual variable remuneration: third and last payment, becomes payable to the members of Senior Management who are beneficiaries. In addition, it includes the third and last payment of the Deferred Portion under a retention plan of a member of Senior Management.

(2)Deferred remuneration paid after 2023 year-end, including the update of its cash portion. Payment thereof to members of Senior Management who were beneficiaries took place in 2024 in accordance with the vesting and payment rules applicable in each case depending on when they became members of the Senior Management, provided for in the remuneration policies applicable in each financial year:
•2022 deferred annual variable remuneration: in 2024, the first payment was made to the members of Senior Management
•2021 deferred annual variable remuneration: in 2024, the second payment was made to the members of Senior Management.
•2020 deferred annual variable remuneration: given the exceptional circumstances arising from the COVID-19 crisis, all members of Senior Management voluntarily waived the accrual of the whole of their annual variable remuneration for 2020 financial year. Without prejudice to the foregoing, two members of the Senior Management, who were executives of BBVA USA at that moment, were entitled to the payment of the deferred portion of a success bonus on the sale of BBVA USA. Of this deferred portion, the whole of it was payable with respect to one person and the first payment of it with respect to the other, in accordance with the vesting and payment schedule applicable in each case pursuant to the remuneration policy applicable in that financial year.
•2019 deferred annual variable remuneration: in 2024, the second payment was made to the members of Senior Management that were beneficiaries. In addition, it includes the second payment of the Deferred Portion of a retention plan of a member of Senior Management.
•2018 deferred annual variable remuneration: in 2024, the third and final payment was made to the members of Senior Management that were beneficiaries.
(3)     16 members at December 31, 2024 and 15 members at December 31, 2023, excluding executive directors in both cases.
In addition, in accordance with the BBVA Group’s General Remuneration Policy and contractually, members of Senior Management received fixed allowances for vehicle rental and others during the 2024 and 2023 financial years, amounting to a total of €347 thousand and €314 thousand, respectively.
Moreover, the members of Senior Management received remuneration in kind during the 2024 and 2023 financial years, including insurance premiums and others, amounting to a total of €603 thousand and €590 thousand, respectively.
Pension commitments with Senior Management
In the 2024 financial year, to meet the pension commitments for members of the Senior Management, the following aggregate amounts were recorded: an amount of €4,226 thousand for contribution to the retirement contingency (which corresponds to the annual contribution agreed to cover the retirement contingency, increased by an amount of €150 thousand corresponding to the upward adjustment of “discretionary pension benefits” for 2023 financial year which were declared at the end of that financial year and had to be registered in the accumulated fund in 2024), and an amount of €1,181 thousand for premiums to cover the death and disability contingencies.
As of December 31, 2024, the total accumulated amount of the fund to meet the retirement commitments for members of Senior Management amounted to €40,549 thousand.
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
Therefore, with regard to the agreed annual contribution for the retirement contingency registered in the 2024 financial year, an amount of €587 thousand was registered in 2024 as “discretionary pension benefits”, and following the end of the financial year, this amount was adjusted applying the same criteria used to determine the short-term incentive for 2024 financial year that is part of the annual variable remuneration for members of Senior Management.
Accordingly, the “discretionary pension benefits” for members of the Senior Management for the 2024 financial year were determined in an amount of €741 thousand, representing an upward adjustment of €154 thousand. This upward adjustment to the “discretionary pension benefits” will be included in the accumulated fund in the 2025 financial year, and will be subject to the conditions established for them in the remuneration policy applicable to members of Senior Management, in accordance with the regulations applicable to the Bank on this matter.
In accordance with the above, amounts recorded to meet the pension commitments for the members of Senior Management during 2024 and 2023 are indicated below:

Pension systems (thousands of euros)	Contributions (1)				Accumulated funds
	Retirement		Death and disability
	2024	2023	2024	2023	2024	2023
Senior Management Total (2)	4,226	3,829	1,181	1,102	40,549	34,069
(1)Contributions recorded to meet pension commitments for the whole of Senior Management in 2024 and 2023, which correspond to the sum of the annual retirement pension contributions and the adjustments made to the “discretionary pension benefits” for 2023 and 2022, respectively, and the insurance premiums paid by the Bank for death and disability contingencies.
(2)16 members at December 31, 2024 and 15 members at December 31, 2023, excluding executive directors in both cases.

Extinction of contractual relationship
Regarding Senior Management, excluding the executive directors, in 2024 the Bank did not make any payments arising from the termination of contractual relationships.
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
As of the date of this Annual Report, BBVA’s Executive Committee is comprised of two executive directors, one external director and two independent directors, who are the following:

Position (type of directorship)	Name
Chair (Executive)	Mr. Carlos Torres Vila
Member (Executive)	Mr. Onur Genç
Member (Independent)	Mr. José Miguel Andrés Torrecillas
Member (Independent)	Mr. Jaime Félix Caruana Lacorte
Member (External)	Mrs. Belén Garijo López
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
•Decisions regarding whether executive directors may hold management positions in companies controlled, directly or indirectly, by the Bank, or in the Group’s investee companies.
The Executive Committee will meet whenever it is convened by its Chair, who is empowered to call the Committee meetings and to set their agendas. The Committee will endeavor to establish an annual calendar of meetings, considering the amount of time to be devoted to its different tasks. During 2024, the Executive Committee met eighteen (18) times.
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

As of the date of this Annual Report, the Audit Committee is comprised of five independent directors, who are the following:

Position (type of directorship)	Name
Chair (Independent)	Mr. José Miguel Andrés Torrecillas
Member (Independent)	Mr. Enrique Casanueva Nárdiz
Member (Independent)	Mrs. Sonia Dulá
Member (Independent)	Mrs. Connie Hedegaard Koksbang
Member (Independent)	Mrs. Lourdes Máiz Carro
Member (Independent)	Mrs. Ana Cristina Peralta Moreno
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
The Audit Committee will meet whenever it is convened by its Chair, who is empowered to call the Committee meetings and to set their agendas. The Committee will endeavor to establish an annual calendar of meetings, considering the amount of time to be devoted to its different tasks. During 2024, the Audit Committee met thirteen (13) times.

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
As of the date of this Annual Report, the Appointments and Corporate Governance Committee is composed of three independent directors, including its Chair, and of two external directors, who are the following:

Position (type of directorship)	Name
Chair (Independent)	Mr. José Miguel Andrés Torrecillas
Member (Independent)	Mr. Jaime Félix Caruana Lacorte
Member (Independent)	Mr. Raúl Catarino Galamba de Oliveira
Member (External)	Mrs. Belén Garijo López
Member (External)	Mrs. Cristina de Parias Halcón
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

The Committee will meet whenever it is convened by its Chair, who is empowered to call the Committee meetings and to set their agendas. The Committee will endeavor to establish an annual calendar of meetings, considering the amount of time to be devoted to its different tasks. During 2024, the Appointments and Corporate Governance Committee met four (4) times.
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
As of the date of this Annual Report, the Remuneration Committee is composed of four independent directors, including its Chair, and one external director, who are the following:

Position (type of directorship)	Name
Chair (Independent)	Mrs. Ana Leonor Revenga Shanklin
Member (Independent)	Mrs. Lourdes Máiz Carro
Member (Independent)	Mrs. Ana Cristina Peralta Moreno
Member (External)	Mr. Carlos Salazar Lomelín
Member (Independent)	Mr. Jan Paul Marie Francis Verplancke
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
The Remuneration Committee will meet whenever it is convened by its Chair, who is empowered to call the Committee meetings and to set their agendas. The Committee will endeavor to establish an annual calendar of meetings, considering the amount of time to be devoted to its different tasks. During 2024, the Remuneration Committee met on five (5) occasions.
Risk and Compliance Committee
The Board’s Risk and Compliance Committee’s essential function is to assist the Board of Directors in the determination and monitoring of the Group’s risk control and management policy, including risk internal control and non-financial risks, acquiring a global and comprehensive overview of such risks; with the exception of the specificities that, with regard to internal financial control, correspond to the Audit Committee; with regard to technological risk, correspond to the Technology and Cybersecurity Committee; and with regard to business and reputational risk, correspond to the Executive Committee; in each case in accordance with the Board of Directors Regulations and the Regulations of the committees. It will also assist the Board of Directors in the oversight of the Compliance functions and the implementation of a risk and compliance culture in the Group.
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
As of the date of this Annual Report, the Risk and Compliance Committee is composed of five independent directors, including its Chair, who are the following:

Position (type of directorship)	Name
Chair (Independent)	Mr. Raúl Catarino Galamba de Oliveira
Member (Independent)	Mr. Jaime Félix Caruana Lacorte
Member (Independent)	Mr. Enrique Casanueva Nárdiz
Member (Independent)	Mrs. Sonia Dulá
Member (Independent)	Mrs. Ana Leonor Revenga Shanklin

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
The Committee will meet whenever it is convened by its Chair, who is empowered to call the Committee meetings and to set their agendas. The Committee will endeavor to establish an annual calendar of meetings, considering the amount of time to be devoted to its different tasks. In 2024, it held twenty-three (23) meetings.
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

As of the date of this Annual Report, the Technology and Cybersecurity Committee is composed of one executive director, three independent directors and one external director, who are the following:

Position (type of directorship)	Name
Chair (Executive)	Mr. Carlos Torres Vila
Member (Independent)	Mr. Raúl Catarino Galamba de Oliveira
Member (External)	Mrs. Cristina de Parias Halcón
Member (Independent)	Mrs. Ana Leonor Revenga Shanklin
Member (Independent)	Mr. Jan Paul Marie Francis Verplancke
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
The Committee will meet whenever it is convened by its Chair, who is empowered to call the Committee meetings and to set their agenda. The Committee will endeavor to establish an annual calendar of meetings, considering the amount of time to be devoted to its different tasks. In 2024, it held seven (7) meetings.

D. Employees
As of December 31, 2024, we had 125,916 employees. Approximately 99.6% of our employees in Spain held technical, managerial and executive positions, while the remainder were clerical and support staff. The table below sets forth the number of BBVA employees by geographical area.

	As of December 31, 2024
Country	BBVA	Bank Subsidiaries	Non-bank Subsidiaries	Total

Spain	21,965	—	6,889	28,854
United Kingdom	234	—	—	234
France	77	—	—	77
Italy	85	—	—	85
Germany	62	—	—	62
Switzerland	—	125	—	125
Portugal	344	—	77	421
Belgium	16	—	—	16
The Netherlands	—	249	—	249
Romania	—	1,177	—	1,177
Ireland	—	—	—	—
Luxembourg	—	—	—	—
Turkey	—	21,126	—	21,126
Malta	—	14	—	14
Cyprus	—	98	—	98
Finland	—	—	—	—
Total Europe	22,783	22,789	6,966	52,538

The United States	348	—	165	513

Argentina	—	5,986	196	6,182
Brazil	—	34	—	34
Colombia	—	5,265	1,289	6,554
Venezuela	—	1,809	28	1,837
Mexico	—	45,849	3,044	48,893
Uruguay	—	506	47	553
Paraguay	—	—	—	—
Bolivia	—	—	58	58
Chile	—	—	773	773
Cuba	—	—	—	—
Peru	—	7,427	355	7,782

Total Latin America	—	66,876	5,790	72,666

Japan	8	—	—	8
China (1)	154	—	—	154
Singapore	16	—	—	16
India	2	—	—	2
South Korea	2	—	—	2
United Arab Emirates	1	—	—	1
Taiwan	14	—	—	14
Indonesia	2	—	—	2

Total Asia	199	—	—	199

Total	23,330	89,665	12,921	125,916
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

The number of employees increased by 3.6% during 2024 and by 5.0% in 2023. The increase in the Group’s workforce during 2024 and 2023 was mainly due to the hiring of individuals with engineering, data, client solutions and sustainability profiles in Spain, Mexico and Peru to boost the transformation areas, as well as the hiring of employees from the branch network to support business growth in Mexico and Peru.
The basic terms and conditions of employment in the private bank sector in Spain are negotiated with the unions representing bank employees in the sector. Wage negotiations take place on a sector level. This process has historically resulted in binding collective bargaining agreements for all Spanish banks and their employees. The XXV Banking Collective Bargaining Agreement (BCBA) was signed on November 12, 2024 and will remain in force until December 31, 2026.
As of December 31, 2024, 2023 and 2022, we had 119, 203 and 299 temporary employees in Spain, respectively.
Employee Pension Plans
Under the relevant collective labor agreements, BBVA and some of its subsidiaries provide supplemental pension payments to certain active and retired employees and their beneficiaries. These payments supplement social security benefits from the Spanish government. See Note 2.2.13 and Note 25 to the Consolidated Financial Statements.
E. Share Ownership
As of February 19, 2025, the members of the Board of Directors owned an aggregate of BBVA shares as shown in the table below:

Name	Directly owned shares	Indirectly owned shares	Total shares	% Capital Stock
Carlos Torres Vila	1,731,284	—	1,731,284	0.030
Onur Genç *	1,097,374	—	1,097,374	0.019
José Miguel Andrés Torrecillas	10,828	—	10,828	0.000
Jaime Caruana Lacorte	35,000	10,000	45,000	0.001
Enrique Casanueva Nárdiz	—	—	—	—
Sonia Dulá *	7,500	—	7,500	0.000
Raúl Galamba de Oliveira	30,000	—	30,000	0.001
Belén Garijo López	—	—	—	—
Connie Hedegaard Koksbang	—	—	—	—
Lourdes Máiz Carro	—	—	—	—
Cristina de Parias Halcón	351,433	—	351,433	0.006
Ana Peralta Moreno	—	—	—	—
Ana Revenga Shanklin*	10,000	—	10,000	0.000
Carlos Salazar Lomelín **	647,929	1,786,888	2,434,817	0.042
Jan Verplancke	—	—	—	—
TOTAL	3,921,348	1,796,888	5,718,236	0.099
* Onur Genç, Sonia Dulá and Ana Revenga Shanklin owned 31,326, 7,500, and 10,000 shares in the form of ADSs (American Depositary Shares), respectively.
** In relation to the declared position of Carlos Salazar Lomelín, it includes the shares in the form of ADSs that he holds both directly (387,000) and indirectly (1,786,888).

As of February 19, 2025 the Senior Management (excluding executive directors) owned an aggregate of BBVA shares as shown in the table below:

Name	Directly owned shares	Indirectly owned shares	Total shares	% Capital Stock
Domingo Armengol Calvo	215,584	—	215,584	0.004
María Jesús Arribas de Paz	169,583	—	169,583	0.003
Pello Belausteguigoitia Mateache	133,726	—	133,726	0.002
Antonio Bravo Acín	8,342	—	8,342	0.000
Carlos Casas Moreno	104,865	—	104,865	0.002
Victoria del Castillo Marchese	110,601	—	110,601	0.002
José Luis Elechiguerra Joven	82,582	—	82,582	0.001
Ana Fernández Manrique	127,064	105,031	232,095	0.004
Paul García Tobin	178,974	—	178,974	0.003
María Luisa Gómez Bravo	325,386	—	325,386	0.006
Joaquín Gortari Díez	130,960	—	130,960	0.002
Eduardo Osuna Osuna	69,108	—	69,108	0.001
David Puente Vicente	216,587	—	216,587	0.004
Francisco Javier Rodríguez Soler	456,921	—	456,921	0.008
Jaime Sáenz de Tejada Pulido	351,501	211	351,712	0.006
Jorge Sáenz-Azcúnaga Carranza	244,894	—	244,894	0.004
TOTAL	2,926,678	105,242	3,031,920	0.052
As of February 19, 2025 a total of 12,429 employees (excluding the members of the Senior Management and executive directors) owned an aggregate of 43,353,330 shares, which represented 0.750% of our capital stock.
In accordance with the provisions of the Directors’ Remuneration Policy and the BBVA Group’s General Remuneration Policy, a portion of the annual variable remuneration for the 2024 financial year of executive directors, the rest of Senior Management and members of the Identified Staff, has been awarded in the form of BBVA stock options. Such BBVA stock options have not vested yet and they will only do so, provided the relevant conditions are met, in 2027. For additional information on such BBVA stock options, see “—Compensation”.
F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation
Not applicable.
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A. Major Shareholders
On February 5, 2024, BlackRock, Inc. reported to the SEC that it beneficially owned 7.2% of BBVA’s common stock. On March 26, 2024, Capital Research and Management Company reported to the CNMV that it indirectly had voting power over 5.027% of BBVA’s common stock.
As of February 19, 2025, to BBVA’s knowledge, no other person, corporation or government beneficially owned, directly or indirectly, five percent or more of BBVA’s shares. On November 25, 2024, Europacific Growth Fund reported to the CNMV that it had a direct holding of 3.010% of BBVA’s common stock.
BBVA’s major shareholders do not have voting rights which are different from those held by the rest of its shareholders. To the extent known to BBVA, BBVA is not controlled, directly or indirectly, by any other corporation, government or any other natural or legal person. As of February 19, 2025, there were 698,744 registered holders of BBVA’s shares, with an aggregate of 5,763,285,463 shares, of which 698 shareholders with registered addresses in the United States held a total of 1,407,773,690 shares (including shares represented by American Depositary Shares evidenced by American Depositary Receipts (“ADRs”)). Since certain of such shares and ADRs are held by nominees, the foregoing figures are not representative of the number of beneficial holders.
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
For information on these transactions as of December 31, 2024, 2023 and 2022, see Note 53 to the Consolidated Financial Statements.
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
The table below sets forth the gross amount of interim, final and total cash dividends and distributions paid or expected to be paid by BBVA on its shares for the years 2020 to 2024. The rate used to convert euro amounts to U.S. dollars was the noon buying rate at the end of each year.

	Per Share
	Interim		Final		Total

2020	—	—	€0.059	$0.072	€0.059	$0.072
2021	€0.080	$0.091	€0.230	$0.260	€0.310	$0.351
2022	€0.120	$0.128	€0.310	$0.332	€0.430	$0.460
2023	€0.160	$0.177	€0.390	$0.431	€0.550	$0.608
2024 (1)	€0.290	$0.300	€0.410	$0.424	€0.700	$0.725
(1)Includes a cash distribution in the amount of €0.41 gross per share, announced on January 30, 2025 and proposed to be paid in April 2025, as the final dividend for the year 2024 (see “—Cash Dividends” herein).
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

While we expect to declare and pay dividends on our shares in the future, the payment of dividends will depend upon the results of BBVA, market conditions, the regulatory framework, the recommendations or restrictions regarding dividends that may be adopted by domestic or European regulatory bodies or authorities and other factors. In particular, BBVA may not pay dividends except out of its annual results and its distributable reserves, after taking into account the applicable capital adequacy requirements and any recommendations on payment of dividends, and any other required authorization or restriction, if applicable. Capital adequacy requirements are applied on both a consolidated and individual basis. See “Item 4. Information on the Company— Business Overview—Supervision and Regulation—Capital Requirements, MREL and Resolution” and “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital”. Under applicable capital adequacy requirements, we estimate that as of December 31, 2024, BBVA had approximately €14.3 billion of reserves in excess of applicable capital and reserve requirements (based on a 13.29% total capital minimum requirement).
Subject to the terms of the deposit agreement entered into with the Bank of New York Mellon, holders of ADSs are entitled to receive dividends (in cash or scrip, as applicable) attributable to the shares represented by the ADSs evidenced by ADRs to the same extent as if they were holders of such shares.
Cash Dividends
The Annual General Shareholders’ Meeting held on March 18, 2022 approved a cash distribution from the voluntary reserves account as additional shareholder remuneration for the 2021 fiscal year in the amount of €0.23 gross per share, which was paid on April 8, 2022. The total amount paid against 2021 results, excluding dividends paid in respect of treasury shares held by the Group’s companies, amounted to €1,463 million. Further, BBVA communicated on September 29, 2022 that the Board of Directors had approved the payment in cash of €0.12 gross per share, as an interim dividend against 2022 results, which was paid on October 11, 2022.
In addition, the Annual General Shareholders’ Meeting held on March 17, 2023 approved a payment in cash of €0.31 gross per share, as a final dividend for 2022, which was paid on April 5, 2023. The total amount paid against 2022 results, excluding dividends paid in respect of treasury shares held by the Group’s companies, amounted to €1,857 million. Further, BBVA communicated on September 27, 2023 that the Board of Directors had approved the payment in cash of €0.16 gross per share, as an interim dividend against 2023 results, which was paid on October 11, 2023.
The Annual General Shareholders’ Meeting of BBVA held on March 15, 2024 approved a payment in cash of €0.39 gross per share, as a final dividend for 2023, which was paid on April 10, 2024. The total amount paid against 2023 results, excluding dividends paid in respect of treasury shares held by the Group’s companies, amounted to €2,245 million.
Further, BBVA communicated on September 26, 2024 that the Board of Directors had approved the payment in cash of €0.29 gross per share, as an interim dividend against 2024 results, which was paid on October 10, 2024.
Finally, on February 14, 2025 BBVA announced by means of an Inside Information filing with the CNMV, that the Board of Directors of BBVA has resolved to propose to the Annual General Shareholders’ Meeting to be held on March 21, 2025 a cash distribution of €0.41 gross per share as a final dividend for 2024 to be paid on April 10, 2025.
Share Buyback Programs
2024
On January 30, 2024, BBVA announced by means of an Inside Information filing with the CNMV, its intention to submit for the consideration of the corresponding BBVA governing bodies the execution of a share buyback program of BBVA for an amount of €781 million, subject to obtaining the corresponding regulatory authorizations and the communication of the specific terms and conditions of the program before its execution. On March 1, 2024, after receiving the required authorization from the ECB, BBVA announced, by means of an Inside Information filing, that it would implement such buyback program for the repurchase of own shares in accordance with the provisions of Regulation (EU) No 596/2014 of the European Parliament and of the Council of April 16, 2014 on market abuse and Commission Delegated Regulation (EU) 2016/1052 of March 8, 2016 supplementing Regulation (EU) No. 596/2014 of the European Parliament and of the Council with regard to regulatory technical standards for the conditions applicable to buyback programs and stabilization measures (the “Regulations”), aimed at reducing BBVA’s share capital by a maximum monetary amount of €781 million.
On April 9, 2024, BBVA announced, by means of an Other Relevant Information filing, the completion of the execution of the share buyback program upon reaching the maximum monetary amount, having acquired 74,654,915 own shares between March 4 and April 9, 2024, representing, approximately, 1.28% of BBVA’s share capital as of April 9, 2024. The execution of the share buyback program was carried out externally by Citigroup Global Markets Europe AG.

On May 24, 2024, BBVA announced, by means of an Other Relevant Information filing with the CNMV, the partial execution of the share capital reduction resolution adopted by the Annual General Shareholders’ Meeting of BBVA held on March 15, 2024, by reducing BBVA’s share capital in a nominal amount of €36,580,908 and the consequent redemption of 74,654,915 own shares of €0.49 par value each acquired by BBVA in execution of the share buyback program scheme and which were held as treasury shares. See Notes 4, 26, 27, 28 and 29 to the Consolidated Financial Statements.
2023
On February 1, 2023, BBVA announced, among others, its intention to submit for the consideration of the corresponding BBVA governing bodies the execution of a share buyback program of BBVA for an amount of €422 million in relation to the 2022 results, subject to obtaining the corresponding regulatory authorizations and to the communication of the specific terms and conditions of the share buyback program before its execution. On March 17, 2023, after receiving the required authorization from the ECB, BBVA announced that it would implement a buyback program for the repurchase of own shares in accordance with the provisions of the Regulations, aimed at reducing BBVA’s share capital by a maximum monetary amount of €422 million. The execution was carried out internally by BBVA.
On April 21, 2023, BBVA announced, by means of an Other Relevant Information filing, the completion of the share buyback program upon reaching the maximum monetary amount of €422 million, having acquired 64,643,559 own shares between March 20 and April 20, 2023, representing, approximately, 1.07% of BBVA’s share capital as of said date.
On June 2, 2023, BBVA announced, by means of an Other Relevant Information filing, that it had completed a reduction of BBVA’s share capital in a nominal amount of €31,675,343.91 and the consequent redemption, charged to unrestricted reserves, of 64,643,559 BBVA shares of €0.49 par value each acquired derivatively by BBVA in execution of the aforementioned share buyback program and which were held as treasury shares (see Notes 4 and 26 to the Consolidated Financial Statements). The share capital reduction was carried out pursuant to the resolution adopted by the Annual General Shareholders’ Meeting of BBVA held on March 17, 2023, under item 3 of the agenda.
On July 28, 2023, BBVA announced, by means of an Inside Information filing, its request to the ECB for the relevant supervisory authorization in order to carry out a share buyback program of up to €1,000 million, subject to the granting of such authorization, the adoption of the corresponding corporate resolutions and the communication of the specific terms and conditions of the share buyback program before its execution. This share buy-back program was considered as an extraordinary shareholder distribution. On October 2, 2023, after receiving the required authorization from the ECB, BBVA announced that it would implement a new buyback program for the repurchase of own shares in accordance with the provisions of the Regulations, aimed at reducing BBVA’s share capital by a maximum monetary amount of €1,000 million.
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
2022-2021
On October 26, 2021, BBVA received the required authorization from the ECB to repurchase up to 10% of its share capital in an amount of up to €3.5 billion, in one or more installments and for a maximum period of 12 months.
Upon receiving said authorization and making use of the delegation conferred by the Annual General Shareholders’ Meeting of BBVA held on March 16, 2018, at its meeting of October 28, 2021, BBVA Board of Directors resolved to carry out a share buyback program scheme in compliance with the Regulations, to be executed in various tranches up to a maximum amount of €3.5 billion (US$4.0 billion, based on the exchange rate as of December 31, 2021) (the “Program Scheme”), with the purpose of reducing BBVA’s share capital, notwithstanding the possibility of terminating or cancelling the Program Scheme at an earlier date.

In addition, the Board of Directors agreed, within the scope of the Program Scheme, to carry out a first share buyback program to be executed externally through a lead manager, J.P. Morgan AG, for a maximum amount of €1,500 million (US$1,699 million, based on the exchange rate as of December 31, 2021) and a maximum number of 637,770,016 own shares, representing, approximately, 9.6% of BBVA’s share capital as of the date of the agreement (the “First Tranche”). The First Tranche was announced on October 29, 2021 and the appointment of J.P. Morgan AG was announced on November 19, 2021. The implementation of the First Tranche began on November 22, 2021 and was completed on March 3, 2022 upon reaching the maximum monetary amount of €1,500 million, having acquired 281,218,710 own shares representing, approximately, 4.22% of BBVA’s share capital as of that date.
On June 15, 2022, BBVA notified that it had partially executed the share capital reduction resolution adopted by the Annual General Shareholders’ Meeting of BBVA held on March 18, 2022, through the reduction of BBVA’s share capital in a nominal amount of €137,797,167.90 and the consequent redemption, charged to unrestricted reserves, of 281,218,710 own shares of €0.49 par value each, acquired derivatively by BBVA in execution of the First Tranche and which were held as treasury shares.
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
On June 28, 2022, BBVA communicated through an Inside Information filing with the CNMV that it would complete the Program Scheme by executing the Second Segment, for a maximum amount of €1,000 million and a maximum of 149,996,808 shares. The execution of the Second Segment was carried out by Citigroup Global Markets Europe AG as lead manager, as BBVA informed through an Inside Information filing on June 29, 2022. By means of an Other Relevant Information filing dated August 19, 2022, BBVA announced the completion of the execution of the Second Segment upon reaching the maximum number of shares (149,996,808), representing, approximately, 2.3% of BBVA’s share capital as of said date. On September 30, 2022, BBVA notified that it had, again, partially executed the share capital reduction resolution adopted by the Annual General Shareholders’ Meeting of BBVA held on March 18, 2022, through the reduction of BBVA’s share capital in a nominal amount of €174,710,139.94 and the consequent redemption, charged to unrestricted reserves, of 356,551,306 own shares of €0.49 par value each acquired derivatively by BBVA in execution of the First Segment and Second Segment of the Second Tranche and which were held as treasury shares.
The Program Scheme was not included in the scope of the shareholder remuneration policy.
Legal Proceedings
BBVA and its subsidiaries are involved in a number of legal and regulatory actions and proceedings, including legal claims and proceedings, civil and criminal regulatory proceedings, governmental investigations and proceedings, tax proceedings and other proceedings, in jurisdictions around the world. Legal and regulatory actions and proceedings are subject to many uncertainties, and their outcomes, including the timing thereof, the amount of fines or settlements or the form of any settlements, or changes in business practices we may need to introduce as a result thereof, any of which may be material, are often difficult to predict, particularly in the early stages of a particular legal or regulatory matter. See Note 24 to the Consolidated Financial Statements for information on the related provisions.
As of the date hereof, the Group is involved in a number of legal and regulatory actions and proceedings in various jurisdictions around the world (including, among others, Spain, Mexico and the United States), the adverse resolution of which may adversely impact the Group. See “Item 3. Key Information—Risk Factors—Legal Risks—The Group is party to a number of legal and regulatory actions and proceedings”, “Item 3. Key Information—Risk Factors—Legal Risks—The Spanish judicial authorities are carrying out a criminal investigation relating to possible bribery and revelation of secrets by BBVA” and “Item 3. Key Information—Risk Factors—Regulatory, Tax, Compliance and Reporting Risks”.

BBVA can provide no assurance that the legal and regulatory actions and proceedings to which it is subject, or to which it may become subject in the future or otherwise affected by, will not, if resolved adversely, result in a material adverse effect on the Group’s business, financial position, results of operations or liquidity.
B. Significant Changes
No significant change has occurred since the date of the Consolidated Financial Statements other than those mentioned in this Annual Report or the Consolidated Financial Statements.

ITEM 9. THE OFFER AND LISTING
A. Offer and Listing Details
BBVA’s shares are traded on the stock markets of Madrid, Barcelona, Bilbao and Valencia through the Sistema de Interconexión Bursátil Español (Mercado Continuo), as well as on the London and Mexico stock markets. BBVA’s ADSs are listed on the New York Stock Exchange and are also traded on the Lima (Peru) Stock Exchange, by virtue of an exchange agreement entered into between these two exchanges. Each ADS represents the right to receive one share. For information on BBVA’s shares and ADSs, see Note 26 to the Consolidated Financial Statements and “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders”.
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
From January 1, 2024 through December 31, 2024 the percentage of outstanding shares held by BBVA and its affiliates ranged between 0.076% and 1.513% (as a result of the implementation of the 2024 share buyback program and the partial execution of the share capital reduction resolution adopted by the Annual General Shareholders’ Meeting of BBVA held on March 15, 2024 in 2024), calculated on a daily basis. As of January 31, 2025, the percentage of outstanding shares held by BBVA and its affiliates was 0.215%.
Securities Trading in Spain
The Spanish securities market for equity securities consists of the Spanish Stock Exchange Interconnection System (“Sistema de Interconexión Bursátil” or “SIBE” in Spanish, and hereinafter referred to as “Automated Quotation System”) and the four stock exchanges located in Madrid, Bilbao, Barcelona and Valencia. During 2024, the Automated Quotation System accounted for the majority of the total trading volume of equity securities on the Spanish Stock Exchanges.
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
By means of Circular 1/2023, of December 1, 2023, Sociedad de Bolsas amended certain aspects of the Operating Rules of the Spanish Automated Quotation System introducing certain new features and timeframes.
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
Clearing and Settlement System
On April 1, 2003, by virtue of Law 44/2002 and of Order ECO 689/2003 of March 27, 2003 approved by the Spanish Ministry of Economy, the integration of the two main existing book-entry settlement systems existing in Spain at the time (the equity settlement system Servicio de Compensación y Liquidación de Valores (“SCLV”) and the Public Debt settlement system Central de Anotaciones de Deuda del Estado (“CADE”)) took place. As a result of this integration, a single entity, known as Sociedad de Gestión de los Sistemas de Registro Compensación y Liquidación de Valores (“Iberclear”) assumed the functions formerly performed by SCLV and CADE. Iberclear is currently regulated by Regulation EU 909/2014, of July 23, on Central Securities Depositories, by articles 83 to 92 of Law 6/2023 on the Securities Markets and Investment Services and by Royal Decree 814/2023, of November 8.
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
The Prospectus Regulation (EU) 2017/1129 of the European Parliament and of the Council, of October 14, which became effective on July 21, 2019, aims to achieve greater harmonization of prospectus rules throughout the European Union. Such rules are applicable to issuers which offer debt or equity securities to the public or which seek admission to trading on a regulated market in the EU. The Prospectus Regulation has been amended by Regulation (EU) 2024/2809 of the European Parliament and of the Council of October 23, amending Regulations (EU) 2017/1129, (EU) No 596/2014 and (EU) No 600/2014 to make public capital markets in the European Union more attractive for companies and to facilitate access to capital for small and medium-sized enterprises (“Listing Act”). Among other things, the Listing Act updates certain disclosure requirements and expands the available exemptions from the requirement to produce a prospectus. While many of the changes under the Listing Act began to apply on December 4, 2024, some provisions will not apply until March 5, 2026 or June 5, 2026.
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
A share buyback program was executed in 2024, and separate buyback programs were also executed in 2023 and 2022. See “Item 8. Financial Information—Consolidated Statements and Other Financial Information—Dividends—Share Buyback Programs”.
Spanish Financial Transaction Tax Bill
The Financial Transaction Tax (FTT) was enacted by means of Law 5/2020, of October 15, 2020 and became effective on January 16, 2021. The Spanish FTT is an indirect tax, amounting to 0.2%, to be charged on acquisitions of shares in Spanish companies, regardless of the tax residence of the participants in such transactions, provided that such companies are listed and their respective market capitalization is above €1,000 million. Accordingly, any purchaser of BBVA’s shares not falling under an exemption will be subject to the Spanish FTT. The FTT law was further developed by Royal Decree 366/2021 and several Ministerial Orders.
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
Regulation (EU) No 596/2014 of the European Parliament and of the Council of April 16, 2014 on market abuse (“MAR”) and its implementing regulations entered into force on July 3, 2016, involving a number of changes for BBVA as a listed issuer, including in relation to areas such as disclosure of inside information to the market, maintenance of insider lists and disclosure of restrictions on dealings by directors and persons discharging managerial responsibilities. The Listing Act also amends certain aspects of MAR, easing certain burdens on issuers and market participants, as to repurchase programs, market soundings, insider lists and blackout periods, effective as of December 4, 2024.
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
Restrictions on Foreign Investments
Exchange controls and foreign investments are regulated under Law 19/2003, of July 4 (“Law 19/2003”), as amended pursuant to Royal Decree-Law 8/2020, of March 17, Royal Decree-Law 11/2020, of March 31, Royal Decree-Law 34/2020, of November 17, Royal Decree-Law 20/2022, of December 27, and Royal Decree-Law 9/2024, of December 23. Foreign investments are generally liberalized unless they fall within the scope of article 7 bis of Law 19/2003, enacted in March 2020, Sole Transitional Provision of Royal Decree-Law 34/2020, of November 17, or —only with respect to investments in the defense sector— article 11 of Royal Decree 664/1999, of April 23 (repealed by RD 571/2023).
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
In addition, and according to Sole Transitional Provision of Royal Decree-Law 34/2020, of November 17 (as amended first by article 4 of Royal Decree-Law 27/2021, of November 23, and subsequently by article 1 and article 62 of Royal Decree-Law 20/2022, of December 27), effective November 19, 2020 and until December 31, 2024 (a proposed further extension until December 31, 2026, as set forth in article 1 of Royal Decree-Law 9/2024, of December 23, has not yet been approved by the Spanish Congress), the following persons will also be deemed to be foreign investors, provided they invest in listed companies or the investment value exceeds 500 million euros—for investments in private – non listed – companies:
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
In addition to the above, pursuant to Council Regulation (EU) 833/2014, it shall be prohibited to sell euro denominated transferable securities issued after April 12, 2022, or securities denominated in any other currency and issued after August 6, 2023, or units in collective investment undertakings providing exposure to such securities, to any Russian national or natural person residing in Russia or any legal person, entity or body established in Russia. This restriction shall not apply to nationals of a Member State or a country member of the European Economic Area or of Switzerland, or natural persons having a temporary or permanent residence permit in a Member State, in a country member of the European Economic Area or in Switzerland.
Further, pursuant to Council Regulation (EC) No 765/2006, it shall be prohibited to sell transferable securities denominated in any official currency of a Member State issued after April 12, 2022 or units in collective investment undertakings providing exposure to such securities, to any Belarusian national or natural person residing in Belarus or any legal person, entity or body established in Belarus. Such prohibition shall not apply to nationals of a Member State or natural persons having a temporary or permanent residence permit in a Member State.
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

Passive Foreign Investment Company Rules
Based upon certain proposed Treasury regulations, which are proposed to be effective for taxable years beginning after December 31, 1994 (“Proposed Regulations”) and upon which taxpayers are currently permitted to rely, we believe that we were not a PFIC for U.S. federal income tax purposes for our 2024 taxable year. However, since our PFIC status depends upon the composition of our income and assets and the market value of our assets (including, among others, less than 25% owned equity investments) from time to time and since there is no guarantee that the Proposed Regulations will be adopted in their current form and because the manner of the application of the Proposed Regulations is not entirely clear, there can be no assurance that we will not be considered a PFIC for any taxable year. If the Exchange Offer is completed, our future PFIC status will also depend, in part, upon the composition of the income and assets of the Target Company.
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

I. Subsidiary Information
Not Applicable.
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
For quantitative and qualitative disclosures about market risk, see Notes 7.4 and 7.3 to the Consolidated Financial Statements.

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
d.reasonable and customary expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars
Expenses payable by holders of ADSs or persons depositing shares for the issuance of ADSs; expenses payable in connection with the conversion of foreign currency into U.S. dollars are payable out of such foreign currency

The Depositary may remit to us all or a portion of the fees charged for the reimbursement of certain of the expenses we incur in respect of the ADS program established pursuant to the Deposit Agreement upon such terms and conditions as we may agree from time to time. In the year ended December 31, 2024, the Depositary reimbursed us $837,934 with respect to certain fees and expenses. The table below sets forth the types of expenses that the Depositary has agreed to reimburse and the amounts reimbursed in 2024.

Category of Expenses	Amount Reimbursed in the year ended December 31, 2024
(In Dollars)
NYSE Listing Fees	294,348
Investor Relations Marketing	441,261
Professional Services	23,957
Annual General Shareholders’ Meeting Expenses	78,037
Other	330

PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
Not Applicable.
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
Not Applicable.
ITEM 15. CONTROLS AND PROCEDURES
Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures
As of December 31, 2024, BBVA, under the supervision and with the participation of BBVA’s management, including our Group Executive Chairman, Chief Executive Officer and Chief Financial Officer, performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). There are inherent limitations to the effectiveness of any control system, including disclosure controls and procedures. Accordingly, even effective disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives.
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
Under the supervision and with the participation of BBVA’s management, including our Group Executive Chairman, Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the criteria established in “Internal Control – Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, our management concluded that, as of December 31, 2024 our internal control over financial reporting was effective based on those criteria.

Changes in Internal Control Over Financial Reporting
There have been no changes in BBVA’s internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) which have materially affected or are reasonably likely to materially affect BBVA’s internal control over financial reporting during the year ended December 31, 2024.
Our internal control over financial reporting as of December 31, 2024 has been audited by Ernst & Young, S.L., an independent registered public accounting firm, as stated in their report which follows below.

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of Banco Bilbao Vizcaya Argentaria, S.A.:
Opinion on Internal Control Over Financial Reporting
We have audited Banco Bilbao Vizcaya Argentaria, S.A.’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Banco Bilbao Vizcaya Argentaria, S.A. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2024, 2023 and 2022, the related consolidated statements of income, recognized income and expense, changes in equity, and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”), and our report dated February 21, 2025 expressed an unqualified opinion thereon.
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
February 21, 2025

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
We have determined that Mr. José Miguel Andrés Torrecillas, current Chair of the Audit Committee, and the Audit Committee members Mrs. Sonia Dulá and Mrs. Ana Cristina Peralta Moreno are “audit committee financial experts” as such term is defined by the SEC.
Moreover, all the members of the Audit Committee (Mr. José Miguel Andrés Torrecillas, Mr. Enrique Casanueva Nárdiz, Mrs. Sonia Dulá, Mrs. Connie Hedegaard Koksbang, Mrs. Lourdes Máiz Carro and Mrs. Ana Cristina Peralta Moreno) are independent within the meaning of Rule 10A-3 under the Exchange Act.
ITEM 16B. CODE OF ETHICS
The BBVA Group Code of Conduct, which was updated by the Board of Directors on February 9, 2022, and underwent a minor revision in July 2024, applies to all companies and persons which form part of the BBVA Group. This Code sets out the standards of behavior that should be adhered to so that the Group’s conduct towards its customers, colleagues and the society be consistent with BBVA’s values. The BBVA Group Code of Conduct can be found on BBVA’s website at www.bbva.com.
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
The following table provides information on the aggregate fees paid and payable to our independent registered public accounting firm (Ernst & Young, S.L., Madrid, Spain, Auditor Firm ID 1461), and its worldwide affiliates, by type of service rendered for the periods indicated.

	Year ended December 31,
Services Rendered	2024	2023
	(In Millions of Euros)
Audit Fees (1)	32.6	28.5
Audit-Related Fees (2)	1.9	1.5
Tax Fees (3)	—	—
All Other Fees (4)	0.1	0.1
Total	34.5	30.1
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

The fees of our independent registered public accounting firms are recorded under “Other administrative expense” in the consolidated income statements for the relevant years.

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
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
Not Applicable.
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
The below table shows the purchases of BBVA shares made by or on behalf of BBVA or any affiliated purchaser during 2024.

2024	Total Number of Shares Purchased (1)	Average Price Paid per Share in Euro	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs (2)	Maximum Number (or Approximate Euro Value) of Shares that May Yet Be Purchased Under the Plans or Programs (3)
January	6,732,993	8.34	—	—
February	26,827,082	9.09	—	—
March	63,625,336	10.25	57,950,000	183,191,711
April	25,731,475	10.69	16,705,353	—
May	5,483,298	9.86	—	—
June	5,377,522	9.35	—	—
July	5,365,620	9.91	—	—
August	2,985,608	9.16	—	—
September	1,647,667	9.51	—	—
October	4,810,687	9.34	—	—
November	3,105,341	9.06	—	—
December	2,871,870	9.43	—	—
Total	154,564,499	9.89	74,655,353
(1)All of the purchases made in January 2024, February 2024 and in the period from May to December 2024 (both inclusive), as well as the purchase of 5,675,336 and 9,026,122 shares in March and April, 2024, respectively, were made other than through a publicly announced plan or program and were made in open-market transactions.
(2)Refers to the number of shares purchased under the share buyback program in the relevant month. See “—Share Buyback Programs”.
(3)Refers to the approximate euro value of shares yet to be purchased under the share buyback program as of the end of the relevant month. See “—Share Buyback Programs”. As of March 31, 2024, the dollar value of such shares was approximately $198 million (based on a euro/dollar exchange rate on March 31, 2024 of €1.00=$1.08).
During 2024, 152,284,268 shares were disposed of for an average price of €9.89 per share. In addition, 74,654,915 shares were cancelled pursuant to the share capital reductions that were announced on May 24, 2024.

Share Buyback Programs
For information on share buyback programs implemented by BBVA in recent years, see “Item 8. Financial Information—Consolidated Statements and Other Financial Information—Dividends—Share Buyback Programs”.
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
In addition, our Audit Committee is composed exclusively of independent directors and the Committee chair has experience in accounting, auditing and technical knowledge in the financial sector, in accordance with the specific regulations of the Audit Committee. Our Risk and Compliance Committee is also composed exclusively of independent directors. Also, in accordance with the Spanish Corporate Enterprises Act and with corporate governance non-binding recommendations, our Board of Directors has two separate committees: an Appointments and Corporate Governance Committee and a Remuneration Committee, which are composed exclusively of non-executive directors, the majority of whom (including their chairs) are independent directors.
Separate Meetings for Independent Directors
In accordance with the NYSE corporate governance rules, independent directors must meet periodically outside of the presence of the executive directors. Under Spanish law, this requirement is not contemplated as such. We note, however, that our non-executive directors meet periodically outside the presence of our executive directors every time a committee with oversight functions meets, since these committees are comprised solely of non-executive directors. Furthermore, the Board of Directors has appointed a Lead Director with powers to coordinate and meet with the non-executive directors, among other faculties conferred by applicable law and in Article 21 of our Board of Directors Regulations. The Lead Director also maintains ongoing contact, holds meetings and has conversations with other Bank directors in order to seek their opinions on the corporate governance and operation of the Bank’s corporate bodies. In addition, in accordance with Article 37 of the Board of Directors Regulations, the Lead Director coordinated during 2024 monthly meetings with non-executive directors, which took place following the meetings of the Board of Directors.
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
ITEM 16H. MINE SAFETY DISCLOSURE
Not Applicable.
ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
Not Applicable.

ITEM 16J. INSIDER TRADING POLICIES
BBVA has adopted insider trading policies and procedures governing the purchase, sale, and other dispositions of the registrant’s securities by directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to BBVA. A copy of BBVA’s General Policy on Conduct in the Securities Markets is filed as Exhibit 11 to this report. This policy sets forth certain minimum standards for the prevention of -among others- market abuse, use of inside information, market manipulation, conflicts of interest and market abuse. Such minimum standards are adopted and, where applicable, further developed and supplemented at a regional level.
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
Additionally, and with the aim to ensure that security is embedded in business processes, the security management model has been reinforced in the software development lifecycle process and in infrastructure, architecture and operations management.
The Global Computer Emergency Response Team (“CERT”) is the Group’s first line of detection and response to cyberattacks aimed at global users and the Group’s infrastructure. The Global CERT, which is based in Madrid, operates 24x7 and provides services in all countries where the Group operates, with operation lines dedicated to fraud and cybersecurity. The Global CERT receives information on cybersecurity threats from our Threat Intelligence Unit. Both of them are part of the Corporate Security Area.
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

BBVA is working on the development of new artificial-intelligence and machine-learning models that enable the prediction and prevention of cyberattacks on financial infrastructure, providing a more secure client experience. BBVA’s Threat Intelligence Area has been reinforced in 2023 and 2024, adopting measures directed at transforming detailed technical information into actionable intelligence information that can be used to make decisions related to risk management. The Threat Intelligence Area continuously monitors threats that affect the financial sector and analyses risk trends with the aim to implement measures to minimize the risks the Group is exposed to. Analysis performed includes not only security trends but also the type, frequency and origin of attacks on systems and information.
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
BBVA’s cybersecurity strategy is based on internationally accepted security standards. It covers best practices established in information-security standards and guidelines including ISO/IEC 27002 and other ISO/IEC 27000 series standards, COBIT 5 and the NIST Cybersecurity Framework.
BBVA has also obtained several security certifications (such as Tier IV and ISAE 3402 certifications) in different countries. To maintain these certifications, periodic external audits are performed, considering the specific requirements of each certification. The external auditors that perform these audits are selected from among the most recognized audit firms in the areas of each certification.
Considering that one of the main risks companies face today are risks related to third parties, BBVA reinforced its controls to ensure an adequate protection of information by BBVA’s service providers in 2024. BBVA requires that service providers contracted by any Group company have internationally accepted security certifications. Security clauses are also included in contracts with service providers, including obligations to comply with specific security measures and all applicable legal and regulatory requirements. The third parties risk management model has been reinforced during 2024 to comply with the requirements of new regulations entering into force, such as the Digital Operational Resilience Act (DORA) (see “Item 4. Information on the Company―Business Overview—Supervision and Regulation—Principal Markets—Spain”).
In 2024, we did not identify any cybersecurity threats that materially affected or are reasonably likely to materially affect our business strategy, results of operations or financial condition. However, despite our efforts, we cannot eliminate all risks from cybersecurity threats, or provide assurances that we have not experienced an undetected cybersecurity incident. For more information about these risks, please see “Item 3. Key Information—Risk Factors—Operational Risks—Attacks, failures or deficiencies in the Group’s procedures, systems and security or those of third parties to which the Group is exposed could have a material adverse effect on the Group’s business, financial condition and results of operations, and could harm its reputation”.
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
Our CSO and certain of the personnel of the Corporate Security Area have obtained internationally recognized certifications such as ISACA, Certified Information Systems Auditor (CISA), Certified Information Security Manager (CISM), Certified in Risk and Information Systems Control (CRISC), Certified Data Privacy Solutions Engineer (CDPSE), SANS Institute Certifications (GIAC Security Essentials, GIAC Certified Incident Handler Certification, GIAC Strategic Planning Policy and Leadership), Certified Information Systems Security Professional (CISSP) and ISO Certifications (ISO 27001 Lead Auditor), among others, and consist of experienced information systems security professionals and information security managers with the experience and capabilities required for their security functions. The CSO regularly reports to BBVA’s Internal Control & Operational Risk Committee on the Group’s cybersecurity programs, material cybersecurity risks and mitigation strategies and provide cybersecurity reports to them every two months that cover, among other topics, third-party assessments of the Group’s cybersecurity programs, developments in cybersecurity and updates to the Group’s cybersecurity programs and mitigation strategies.
PART III
ITEM 17. FINANCIAL STATEMENTS
We have responded to Item 18 in lieu of responding to this Item.
ITEM 18. FINANCIAL STATEMENTS
Please see pages F-1 through F-220.

ITEM 19 EXHIBITS

Exhibit Number	Description

1.1	Amended and Restated Bylaws (Estatutos) of the Registrant (English translation)

2.1	Description of Registrant’s Securities Registered under Section 12 of the Exchange Act

4.1	Information on Compensation Plans (*)

8.1	Subsidiaries of Registrant (see Appendix I to the Consolidated Financial Statements included herein) (**)

11.1	Insider Trading Policy

12.1	Section 302 Group Executive Chair Certification

12.2	Section 302 Chief Executive Officer Certification

12.3	Section 302 Chief Financial Officer Certification

13.1	Section 906 Certification

15.1	Consent of Independent Registered Public Accounting Firm

97.1	Remuneration Recoupment Policy (***)

101	Inline XBRL Instance Document — the instance document does not appear on the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH	Inline XBRL TAXONOMY EXTENSION SCHEMA DOCUMENT
101.CAL	Inline XBRL TAXONOMY EXTENSION CALCULATION LINKBASE DOCUMENT
101.DEF	Inline XBRL TAXONOMY EXTENSION DEFINITION LINKBASE DOCUMENT
101.LAB	Inline XBRL TAXONOMY EXTENSION LABELS LINKBASE DOCUMENT
101.PRE	Inline XBRL TAXONOMY EXTENSION PRESENTATION LINKBASE DOCUMENT
104	Cover Page Interactive Data File — the cover page interactive data file does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
(*)    Incorporated by reference to BBVA’s report on Form 6-K submitted on February 14, 2025 (SEC Accession No. 0001193125-25-027343), excluding the following sections of the Annual Report on the Remuneration of BBVA Directors: (i) “Executive summary - 2024” and (ii) section 3.2 B.(a) - “2024 Annual Variable Remuneration”.
(**)    See also “Item 4. Information on the Company—Organizational Structure”.
(***) Incorporated by reference to BBVA’s Annual Report on Form 20-F for the year ended December 31, 2023.
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

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

By:

/s/ Luisa Gómez Bravo

Name:	Luisa Gómez Bravo
Title:	Chief Financial Officer
Date:	February 21, 2025

Consolidated Financial Statements and Reports of Independent Registered Public Accounting Firms for the years 2024, 2023 and 2022

Index
CONSOLIDATED FINANCIAL STATEMENTS
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

APPENDICES

APPENDIX I. Additional information on subsidiaries and structured entities composing the BBVA Group as of December 31, 2024	F-183
APPENDIX II. Additional information on investments joint ventures and associates in the BBVA Group as of December 31, 2024	F-188
APPENDIX III. Changes and notifications of participations in the BBVA Group in 2024	F-189
APPENDIX IV. Fully consolidated subsidiaries with more than 10% owned by non-Group shareholders as of December 31, 2024	F-191
APPENDIX V. BBVA Group’s securitization funds. Structured entities in 2024.	F-192
APPENDIX VI. Details of the outstanding subordinated debt and preferred securities issued by the Bank or entities in the Group consolidated as of December 31, 2024, 2023 and 2022	F-193
APPENDIX VII Consolidated balance sheets held in foreign currency as of December 31, 2024, 2023 and 2022	F-195
APPENDIX VIII. Quantitative information on refinancing and restructuring operations and other requirements under Bank of Spain Circular 6/2012	F-196
APPENDIX IX. Additional information on risk concentration	F-205

GLOSSARY

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Banco Bilbao Vizcaya Argentaria, S.A.:
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Banco Bilbao Vizcaya Argentaria, S.A. (the Company) as of December 31, 2024, 2023 and 2022, the related consolidated statements of income, recognized income and expense, changes in equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated February 21, 2025 expressed an unqualified opinion thereon.
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

Expected credit losses related to loans and advances to customers at amortized cost
Description of the Matter
As discussed in Note 7 to the consolidated financial statements, the Company’s expected credit losses (ECL) related to loans and advances to customers at amortized cost was €11,611 million as of December 31, 2024. The recognition and measurement of ECL is complex and involves the use of significant analysis and estimation, including formulation and incorporation of forward-looking economic conditions into the ECL model.

Auditing the assessment of the ECL related to loans and advances to customers at amortized cost involved subjective and complex auditor judgment, as well as specialized skills and knowledge, due to the significant measurement uncertainty, including: (i) the Company’s overall methodology for estimating ECL related to loans and advances to customers, inclusive of the models and significant assumptions used to estimate the probability of default (PD), the exposure at default (EAD) and the loss given default (LGD), (ii) the need for and measurement of certain qualitative adjustments to the collective ECL, (iii) the significant assumptions used to estimate the ECL for certain individually evaluated loans, including the present value of estimated future cashflows and the estimation of the recoverable amount of collateral, (iv) the complexity of mathematical calculations of the ECL of loans collectively and individually evaluated for impairment, and (v) the determination of updated and accurate relevant underlying data and assumptions, including forward-looking information that could be affected by future economic conditions.

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company’s ECL assessment process related to loans and advances to customers at amortized cost, which included controls over management’s review of the data, models and assumptions used in the estimation process, including adjustments to the models.

Our audit procedures, in which we involved professionals with specialized skills and knowledge, included, among others, evaluating the Company’s ECL methodology and a sample of models used in calculating the PD, EAD and LGD. We also assessed the assumptions incorporated by management into the models by inspecting model documentation and the results of the Group’s internal validation unit, and replicating the model development process for key parameters. We also replicated the ECL engine logic used to calculate the final aggregated ECL amount and recalculated the ECL for a sample of collective models and a sample of loans individually evaluated for impairment, including the present value of estimated future cashflows. We also tested the accuracy of underlying data for a sample of loans by comparing them to contractual documentation and, for the forward-looking information, developing independent estimates of future economic conditions and comparing them to management’s estimates. We also reviewed the documentation related to qualitative adjustments to the ECL and assessed the inputs and assumptions used by management.

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
As discussed in Note 8 to the consolidated financial statements, the Company has recorded €180,490 million of financial assets measured at fair value (of which €89,675 million were classified as Level 2 and €4,843 million were classified as Level 3) and €104,046 million of financial liabilities measured at fair value (of which €86,417 million were classified as Level 2 and €3,321 million were classified as Level 3) as of December 31, 2024. Fair value measurement of Level 2 and Level 3 financial instruments is based on valuation techniques, hypothesis and observable and unobservable inputs.

We identified as a critical audit matter the measurement of fair value of those financial instruments classified as Level 2 and Level 3 that require complex valuation techniques that use observable and unobservable market inputs and involve the application of management judgement, as further disclosed in note 8.1. Specifically, there was a high degree of subjectivity and judgment involved in evaluating the models and methodologies used to estimate the fair value of these financial instruments. Subjective auditor judgment was also required to evaluate the models’ significant inputs and assumptions, some of which were not directly observable in financial markets, such as certain interest rates, correlations and volatility inputs.

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of the Company’s internal controls over the Company’s fair value measurement of Level 2 and Level 3 financial instruments assessment process. For example, management’s controls over the development, approval and reassessment of the Company’s valuation models and methodologies.

Our audit procedures, in which we involved our valuation specialists, included, among others, evaluating the Company’s valuation models and methodologies by performing an independent valuation of a sample of Level 2 and Level 3 financial instruments, using independent models and inputs, and comparing our estimate to the Company’s fair value estimate.

We assessed the adequacy of the related disclosures in the Company’s consolidated financial statements, against the requirements of IFRS 9 Financial Instruments and IFRS 13 Fair Value Measurement.

/s/ Ernst & Young, S.L.
We have served as the Company’s auditor since 2022.
Madrid, Spain
February 21, 2025

Consolidated balance sheets as of December 31, 2024, 2023 and 2022

ASSETS (Millions of Euros)
	Notes	2024	2023	2022
CASH, CASH BALANCES AT CENTRAL BANKS AND OTHER DEMAND DEPOSITS	9	51,145	75,416	79,756
FINANCIAL ASSETS HELD FOR TRADING	10	108,948	141,042	110,671
Derivatives		36,003	34,293	39,908
Equity instruments		6,760	4,589	4,404
Debt securities		27,955	28,569	24,367
Loans and advances to central banks		556	2,809	1,632
Loans and advances to credit institutions		20,938	56,599	25,231
Loans and advances to customers		16,736	14,182	15,130
NON-TRADING FINANCIAL ASSETS MANDATORILY AT FAIR VALUE THROUGH PROFIT OR LOSS	11	10,546	8,737	6,888
Equity instruments		9,782	7,963	6,511
Debt securities		407	484	129
Loans and advances		358	290	247
FINANCIAL ASSETS DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS	12	836	955	913
Debt securities		836	955	913
FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME	13	59,002	62,205	65,374
Equity instruments		1,451	1,217	1,198
Debt securities		57,526	60,963	64,150
Loans and advances to credit institutions		25	26	26
FINANCIAL ASSETS AT AMORTIZED COST	14	502,400	451,732	414,421
Debt securities		59,014	49,462	36,639
Loans and advances to central banks		8,255	7,151	4,401
Loans and advances to credit institutions		22,655	17,477	16,031
Loans and advances to customers		412,477	377,643	357,351
DERIVATIVES - HEDGE ACCOUNTING	15	1,158	1,482	1,891
FAIR VALUE CHANGES OF THE HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK	15	(65)	(97)	(148)
JOINT VENTURES AND ASSOCIATES	16	989	976	916
Joint ventures		94	93	100
Associates		895	883	816
INSURANCE AND REINSURANCE ASSETS	23	191	211	183
TANGIBLE ASSETS	17	9,759	9,253	8,737
Properties, plant and equipment		9,506	9,046	8,441
For own use		8,501	8,295	7,911
Other assets leased out under an operating lease		1,004	751	530
Investment properties		253	207	296
INTANGIBLE ASSETS	18	2,490	2,363	2,156
Goodwill		700	795	707
Other intangible assets		1,790	1,568	1,449
TAX ASSETS	19	18,650	17,501	16,725
Current tax assets		4,295	2,860	1,978
Deferred tax assets		14,354	14,641	14,747
OTHER ASSETS	20	5,525	2,859	2,586
Insurance contracts linked to pensions		—	—	—
Inventories		1,299	276	325
Other		4,226	2,583	2,260
NON-CURRENT ASSETS AND DISPOSAL GROUPS CLASSIFIED AS HELD FOR SALE	21	828	923	1,022
TOTAL ASSETS	3 / 6	772,402	775,558	712,092
The Notes are an integral part of the Consolidated Financial Statements.

Consolidated balance sheets as of December 31, 2024, 2023 and 2022 (continued)

LIABILITIES AND EQUITY (Millions of Euros)
	Notes	2024	2023	2022
FINANCIAL LIABILITIES HELD FOR TRADING	10	86,591	121,715	95,611
Derivatives		33,059	33,045	37,909
Short positions		13,878	15,735	13,487
Deposits from central banks		3,360	6,397	3,950
Deposits from credit institutions		16,285	43,337	28,924
Customer deposits		20,010	23,201	11,341
FINANCIAL LIABILITIES DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS	12	14,952	13,299	10,580
Deposits from central banks		—	—	—
Deposits from credit institutions		—	—	—
Customer deposits		934	717	700
Debt certificates issued		4,597	3,977	3,288
Other financial liabilities		9,420	8,605	6,592
Memorandum item: Subordinated liabilities		—	—	—
FINANCIAL LIABILITIES AT AMORTIZED COST	22	584,339	557,589	529,172
Deposits from central banks		14,668	20,309	38,323
Deposits from credit institutions		34,406	40,039	26,935
Customer deposits		447,646	413,487	394,404
Debt certificates issued		69,867	68,707	55,429
Other financial liabilities		17,753	15,046	14,081
Memorandum item: Subordinated liabilities		19,612	15,867	12,509
DERIVATIVES - HEDGE ACCOUNTING	15	2,503	2,625	3,303
FAIR VALUE CHANGES OF THE HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK	15	—	—	—
LIABILITIES UNDER INSURANCE AND REINSURANCE CONTRACTS	23	10,981	12,110	10,131
PROVISIONS	24	4,619	4,924	4,933
Pensions and other post-employment defined benefit obligations		2,348	2,571	2,632
Other long term employee benefits		384	435	466
Provisions for taxes and other legal contingencies		791	696	685
Commitments and guarantees given		667	770	770
Other provisions		429	452	380
TAX LIABILITIES	19	3,033	2,554	2,935
Current tax liabilities		575	878	1,415
Deferred tax liabilities		2,458	1,677	1,520
OTHER LIABILITIES	20	5,370	5,477	4,909
LIABILITIES INCLUDED IN DISPOSAL GROUPS CLASSIFIED AS HELD FOR SALE	21	—	—	—
TOTAL LIABILITIES		712,388	720,293	661,575
The Notes are an integral part of the Consolidated Financial Statements.

Consolidated balance sheets as of December 31, 2024, 2023 and 2022 (continued)

LIABILITIES AND EQUITY (Continued) (Millions of Euros)
	Notes	2024	2023	2022
SHAREHOLDERS’ FUNDS		72,875	67,955	64,535
Capital	26	2,824	2,861	2,955
Paid up capital		2,824	2,861	2,955
Unpaid capital which has been called up		—	—	—
Share premium	27	19,184	19,769	20,856
Equity instruments issued other than capital		—	—	—
Other equity		40	40	63
Retained earnings	28	40,693	36,237	32,711
Revaluation reserves		—	—	—
Other reserves	28	1,814	2,015	2,345
Reserves or accumulated losses of investments in joint ventures and associates		(227)	(237)	(221)
Other		2,041	2,252	2,566
Less: treasury shares	29	(66)	(34)	(29)
Profit or loss attributable to owners of the parent		10,054	8,019	6,358
Less: Interim dividends	4	(1,668)	(951)	(722)
ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)	30	(17,220)	(16,254)	(17,642)
Items that will not be reclassified to profit or loss		(1,988)	(2,105)	(1,881)
Actuarial gains (losses) on defined benefit pension plans		(1,067)	(1,049)	(760)
Non-current assets and disposal groups classified as held for sale		—	—	—
Share of other recognized income and expense of investments in joint ventures and associates		—	—	—
Fair value changes of equity instruments measured at fair value through other comprehensive income		(905)	(1,112)	(1,194)
Hedge ineffectiveness of fair value hedges for equity instruments measured at fair value through other comprehensive income		—	—	—
Fair value changes of financial liabilities at fair value through profit or loss attributable to changes in their credit risk		(17)	55	72
Items that may be reclassified to profit or loss		(15,232)	(14,148)	(15,760)
Hedge of net investments in foreign operations (effective portion)		(2,329)	(2,498)	(1,408)
Foreign currency translation		(12,702)	(11,419)	(13,078)
Hedging derivatives. Cash flow hedges (effective portion)		370	133	(447)
Fair value changes of debt instruments measured at fair value through other comprehensive income		(576)	(357)	(809)
Hedging instruments (non-designated items)		—	—	—
Non-current assets and disposal groups classified as held for sale		—	—	—
Share of other recognized income and expense of investments in joint ventures and associates		5	(8)	(18)
MINORITY INTERESTS (NON-CONTROLLING INTERESTS)	31	4,359	3,564	3,623
Accumulated other comprehensive income (loss)		(2,730)	(3,321)	(3,109)
Other items		7,089	6,885	6,732
TOTAL EQUITY		60,014	55,265	50,517
TOTAL EQUITY AND TOTAL LIABILITIES		772,402	775,558	712,092

MEMORANDUM ITEM (OFF-BALANCE SHEET EXPOSURES) (Millions of Euros)
	Notes	2024	2023 ⁽¹⁾	2022 ⁽¹⁾
Loan commitments given	33	188,515	152,868	136,920
Financial guarantees given	33	22,503	18,839	16,511
Other commitments given	33	51,215	42,577	39,137
The Notes are an integral part of the Consolidated Financial Statements.

Consolidated income statements for the years ended December 31, 2024, 2023 and 2022

CONSOLIDATED INCOME STATEMENTS (Millions of Euros)
	Notes	2024	2023	2022
Interest and other income	37.1	61,659	47,850	31,432
Interest income using effective interest rate method		55,224	42,141	29,134
Other interest income		6,435	5,709	2,298
Interest expense	37.2	(36,392)	(24,761)	(12,309)
NET INTEREST INCOME		25,267	23,089	19,124
Dividend income	38	120	118	123
Share of profit or loss of entities accounted for using the equity method	39	40	26	21
Fee and commission income	40	13,036	9,899	8,260
Fee and commission expense	40	(5,048)	(3,611)	(2,888)
Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net	41	327	76	64
Financial assets at amortized cost		20	41	8
Other financial assets and liabilities		307	35	56
Gains (losses) on financial assets and liabilities held for trading, net	41	2,458	1,352	562
Reclassification of financial assets from fair value through other comprehensive income		—	—	—
Reclassification of financial assets from amortized cost		—	—	—
Other gains (losses)		2,458	1,352	562
Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net	41	179	337	(67)
Reclassification of financial assets from fair value through other comprehensive income		—	—	—
Reclassification of financial assets from amortized cost		—	—	—
Other gains (losses)		179	337	(67)
Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net	41	249	96	150
Gains (losses) from hedge accounting, net	41	5	(17)	(45)
Exchange differences, net	41	695	339	1,275
Other operating income	42	623	619	528
Other operating expense	42	(3,951)	(4,042)	(3,438)
Income from insurance and reinsurance contracts	43	3,720	3,081	2,622
Expense from insurance and reinsurance contracts	43	(2,238)	(1,821)	(1,547)
GROSS INCOME		35,481	29,542	24,743
Administration costs		(12,660)	(10,905)	(9,373)
Personnel expense	44.1	(7,659)	(6,530)	(5,601)
Other administrative expense	44.2	(5,001)	(4,375)	(3,773)
Depreciation and amortization	45	(1,533)	(1,403)	(1,328)
Provisions or reversal of provisions	46	(198)	(373)	(291)
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	47	(5,745)	(4,428)	(3,379)
Financial assets measured at amortized cost		(5,687)	(4,386)	(3,303)
Financial assets at fair value through other comprehensive income		(58)	(42)	(76)
NET OPERATING INCOME		15,345	12,432	10,372
Impairment or reversal of impairment of investments in joint ventures and associates	48	63	(9)	42
Impairment or reversal of impairment on non-financial assets	49	1	(54)	(27)
Tangible assets		29	(16)	53
Intangible assets		(15)	(26)	(25)
Other assets		(13)	(12)	(55)
Gains (losses) on derecognition of non-financial assets and subsidiaries, net		14	28	(11)
Negative goodwill recognized in profit or loss		—	—	—
Gains (losses) from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations	50	(17)	22	(108)
PROFIT (LOSS) BEFORE TAX FROM CONTINUING OPERATIONS		15,405	12,419	10,268
Tax expense or income related to profit or loss from continuing operations	19	(4,830)	(4,003)	(3,505)
PROFIT (LOSS) AFTER TAX FROM CONTINUING OPERATIONS		10,575	8,416	6,763
Profit (loss) after tax from discontinued operations	21	—	—	—
PROFIT (LOSS)		10,575	8,416	6,763
ATTRIBUTABLE TO MINORITY INTERESTS (NON-CONTROLLING INTERESTS)	31	521	397	405
ATTRIBUTABLE TO OWNERS OF THE PARENT		10,054	8,019	6,358

Consolidated income statements for the years ended December 31, 2024, 2023 and 2022 (continued)

EARNINGS (LOSSES) PER SHARE (Euros)
	Notes	2024	2023	2022
EARNINGS (LOSSES) PER SHARE (Euros)	5	1.68	1.29	0.98
Basic earnings (losses) per share from continuing operations		1.68	1.29	0.98
Diluted earnings (losses) per share from continuing operations		1.68	1.29	0.98
Basic earnings (losses) per share from discontinued operations		—	—	—
Diluted earnings (losses) per share from discontinued operations		—	—	—
The Notes are an integral part of the Consolidated Financial Statements.

Consolidated statements of recognized income and expense for the years ended December 31, 2024, 2023 and 2022

CONSOLIDATED STATEMENTS OF RECOGNIZED INCOME AND EXPENSE (Millions of Euros)
	2024	2023	2022
PROFIT (LOSS) RECOGNIZED IN INCOME STATEMENT	10,575	8,416	6,763
OTHER RECOGNIZED INCOME (EXPENSE)	(414)	1,175	789
ITEMS NOT SUBJECT TO RECLASSIFICATION TO INCOME STATEMENT	79	(223)	190
Actuarial gains (losses) from defined benefit pension plans	(78)	(358)	354
Non-current assets and disposal groups held for sale	—	—	—
Share of other recognized income and expense of entities accounted for using the equity method	—	—	—
Fair value changes of equity instruments measured at fair value through other comprehensive income, net	236	100	(121)
Gains (losses) from hedge accounting of equity instruments at fair value through other comprehensive income, net	—	—	—
Fair value changes of financial liabilities at fair value through profit or loss attributable to changes in their credit risk	(102)	(24)	100
Income tax related to items not subject to reclassification to income statement	23	59	(143)
ITEMS SUBJECT TO RECLASSIFICATION TO INCOME STATEMENT	(493)	1,398	599
Hedge of net investments in foreign operations (effective portion)	169	(1,095)	(1,172)
Valuation gains (losses) taken to equity	169	(1,095)	(1,172)
Transferred to profit or loss	—	—	—
Other reclassifications	—	—	—
Foreign currency translation	(646)	1,379	3,413
Translation gains (losses) taken to equity	(646)	1,378	3,413
Transferred to profit or loss	—	1	—
Other reclassifications	—	—	—
Cash flow hedges (effective portion)	331	832	72
Valuation gains (losses) taken to equity	331	832	91
Transferred to profit or loss	—	—	(19)
Transferred to initial carrying amount of hedged items	—	—	—
Other reclassifications	—	—	—
Debt securities at fair value through other comprehensive income	(398)	752	(2,498)
Valuation gains (losses) taken to equity	(217)	757	(2,528)
Transferred to profit or loss	(181)	(5)	30
Other reclassifications	—	—	—
Non-current assets and disposal groups held for sale	—	—	—
Valuation gains (losses) taken to equity	—	—	—
Transferred to profit or loss	—	—	—
Other reclassifications	—	—	—
Entities accounted for using the equity method	16	12	(7)
Income tax relating to items subject to reclassification to income statements	36	(482)	791
TOTAL RECOGNIZED INCOME (EXPENSE)	10,161	9,591	7,552
Attributable to minority interests (non-controlling interests)	1,108	184	1,352
Attributable to the parent company	9,053	9,407	6,200
The Notes are an integral part of the Consolidated Financial Statements.

Consolidated statements of changes in equity for the years ended December 31, 2024, 2023 and 2022

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (Millions of Euros)
	Capital (Note 26)	Share Premium (Note 27)	Equity instruments issued other than capital	Other Equity	Retained earnings (Note 28)	Revaluation reserves	Other reserves (Note 28)	(-) Treasury shares (Note 29)	Profit or loss attributable to owners of the parent	(-) Interim dividends (Note 4)	Accumulated other comprehensive income (loss) (Note 30)	Minority interests		Total
2024												Accumulated other comprehensive income (loss) (Note 31)	Other (Note 31)
Balances as of January 1, 2024 ⁽¹⁾	2,861	19,769	—	40	36,237	—	2,015	(34)	8,019	(951)	(16,254)	(3,321)	6,885	55,265
Total income/expense recognized	—	—	—	—	—	—	—	—	10,054	—	(1,001)	587	521	10,161
Other changes in equity	(37)	(585)	—	(1)	4,457	—	(201)	(32)	(8,019)	(717)	35	4	(317)	(5,413)
Issuances of ordinary shares	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Issuances of preferred shares	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Issuance of other equity instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Settlement or maturity of other equity instruments issued	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Conversion of debt on equity	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Capital reduction	(37)	(585)	—	—	29	—	(189)	781	—	—	—	—	—	—
Dividend distribution	—	—	—	—	(2,245)	—	—	—	—	(1,668)	—	—	(345)	(4,258)
Purchase of treasury shares	—	—	—	—	—	—	—	(1,528)	—	—	—	—	—	(1,528)
Sale or cancellation of treasury shares	—	—	—	—	—	—	10	716	—	—	—	—	—	725
Reclassification of other equity instruments to financial liabilities	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Reclassification of financial liabilities to other equity instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Transfers among components of equity	—	—	—	9	7,059	—	(38)	—	(8,019)	951	35	4	—	—
Increase/Reduction of equity due to business combinations	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Share based payments	—	—	—	(26)	—	—	—	—	—	—	—	—	—	(26)
Other increases or (-) decreases in equity	—	—	—	16	(386)	—	16	—	—	—	—	—	28	(326)
Balance as of December 31, 2024	2,824	19,184	—	40	40,693	—	1,814	(66)	10,054	(1,668)	(17,220)	(2,730)	7,089	60,014
(1) Balances as of December 31, 2023 as originally reported in the Consolidated Financial Statements for the year 2023.
The Notes are an integral part of the Consolidated Financial Statements.

Consolidated statements of changes in equity for the years ended December 31, 2024, 2023 and 2022 (continued)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (Millions of Euros)
2023	Capital (Note 26)	Share Premium (Note 27)	Equity instruments issued other than capital	Other Equity	Retained earnings (Note 28)	Revaluation reserves	Other reserves (Note 28)	(-) Treasury shares (Note 29)	Profit or loss attributable to owners of the parent	(-) Interim dividends (Note 4)	Accumulated other comprehensive income (loss) (Note 30)	Minority interests		Total
												Accumulated other comprehensive income (loss) (Note 31)	Other (Note 31)
Balances as of January 1, 2023 ⁽¹⁾	2,955	20,856	—	63	32,536	—	2,345	(29)	6,420	(722)	(17,432)	(3,112)	6,736	50,615
Effect of changes in accounting policies ⁽²⁾	—	—	—	—	175	—	—	—	(62)	—	(210)	4	(4)	(98)
Adjusted initial balance	2,955	20,856	—	63	32,711	—	2,345	(29)	6,358	(722)	(17,642)	(3,109)	6,732	50,517
Total income/expense recognized	—	—	—	—	—	—	—	—	8,019	—	1,388	(213)	397	9,591
Other changes in equity	(94)	(1,087)	—	(22)	3,526	—	(331)	(5)	(6,358)	(228)	—	1	(244)	(4,842)
Issuances of ordinary shares	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Issuances of preferred shares	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Issuance of other equity instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Settlement or maturity of other equity instruments issued	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Conversion of debt on equity	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Capital reduction	(94)	(1,087)	—	—	75	—	(316)	1,422	—	—	—	—	—	—
Dividend distribution	—	—	—	—	(1,857)	—	—	—	—	(951)	—	—	(263)	(3,071)
Purchase of treasury shares	—	—	—	—	—	—	—	(2,166)	—	—	—	—	—	(2,166)
Sale or cancellation of treasury shares	—	—	—	—	—	—	1	739	—	—	—	—	—	741
Reclassification of other equity instruments to financial liabilities	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Reclassification of financial liabilities to other equity instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Transfers among components of equity	—	—	—	2	5,651	—	(17)	—	(6,358)	722	—	1	(1)	—
Increase/Reduction of equity due to business combinations	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Share based payments	—	—	—	(41)	—	—	—	—	—	—	—	—	—	(41)
Other increases or (-) decreases in equity	—	—	—	17	(344)	—	2	—	—	—	—	—	20	(305)
Balance as of December 31, 2023	2,861	19,769	—	40	36,237	—	2,015	(34)	8,019	(951)	(16,254)	(3,321)	6,885	55,265
(1) Balances as of December 31, 2022 as originally reported in the Consolidated Financial Statements for the year 2022.
(2) Effects of the application of IFRS 17 (see Note 2.2.8).

The Notes are an integral part of the Consolidated Financial Statements.

Consolidated statements of changes in equity for the years ended December 31, 2024, 2023 and 2022 (continued)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (Millions of Euros)
	Capital (Note 26)	Share Premium (Note 27)	Equity instruments issued other than capital	Other Equity	Retained earnings (Note 28)	Revaluation reserves	Other reserves (Note 28)	(-) Treasury shares (Note 29)	Profit or loss attributable to owners of the parent	(-) Interim dividends (Note 4)	Accumulated other comprehensive income (loss) (Note 30)	Minority interests		Total
2022												Accumulated other comprehensive income (loss) (Note 31)	Other (Note 31)
Balances as of January 1, 2022 ⁽¹⁾	3,267	23,599	—	60	31,841	—	(1,857)	(647)	4,653	(532)	(16,476)	(8,414)	13,267	48,760
Effect of changes in accounting policies ⁽²⁾	—	—	—	—	178	—	—	—	—	—	(186)	1	(6)	(12)
Adjusted initial balance	3,267	23,599	—	60	32,019	—	(1,857)	(647)	4,653	(532)	(16,662)	(8,413)	13,261	48,748
Total income/expense recognized	—	—	—	—	—	—	—	—	6,358	—	(158)	947	405	7,552
Other changes in equity	(313)	(2,743)	—	3	692	—	4,202	617	(4,653)	(190)	(822)	4,358	(6,935)	(5,783)
Issuances of ordinary shares	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Issuances of preferred shares	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Issuance of other equity instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Settlement or maturity of other equity instruments issued	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Conversion of debt on equity	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Capital reduction	(313)	(2,743)	—	—	250	—	(355)	3,160	—	—	—	—	—	—
Dividend distribution	—	—	—	—	(1,463)	—	—	—	—	(722)	—	—	(185)	(2,370)
Purchase of treasury shares	—	—	—	—	—	—	—	(2,966)	—	—	—	—	—	(2,966)
Sale or cancellation of treasury shares	—	—	—	—	—	—	9	423	—	—	—	—	—	432
Reclassification of other equity instruments to financial liabilities	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Reclassification of financial liabilities to other equity instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Transfers among components of equity ⁽³⁾	—	—	—	—	2,231	—	2,712	—	(4,653)	532	(822)	4,358	(4,358)	—
Increase/Reduction of equity due to business combinations	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Share based payments	—	—	—	(22)	—	—	—	—	—	—	—	—	—	(22)
Other increases or (-) decreases in equity ⁽³⁾	—	—	—	25	(326)	—	1,836	—	—	—	—	—	(2,392)	(857)
Balance as of December 31, 2022	2,955	20,856	—	63	32,711	—	2,345	(29)	6,358	(722)	(17,642)	(3,109)	6,732	50,517
(1) Balances as of December 31, 2021 as originally reported in the Consolidated Financial Statements for the year 2021.
(2) Effects of the application of IFRS 17 (see Note 2.2.8).
(3) The headings "Transfers among components of equity" and "Other increases or decreases in equity" include the effects of the application of IAS 29 "Financial Reporting in Hyperinflationary Economies" in the subsidiaries in Turkey (see Note 2.2.18) for amounts of €1,873 million in "Retained earnings", €1,862 million in "Accumulated other comprehensive income (loss)" and, under the heading of "Minority interests" include, €1,621 million in "Other" and €1,480 million in "Accumulated other comprehensive income (loss)".

The Notes are an integral part of the Consolidated Financial Statements.

Consolidated statements of cash flows for the years ended December 31, 2024, 2023 and 2022

CONSOLIDATED STATEMENTS OF CASH FLOWS (Millions of Euros)
		2024	2023	2022
A) CASH FLOWS FROM OPERATING ACTIVITIES		(18,190)	(721)	23,718
Of which hyperinflation effect from operating activities (see Note 2.2.18)		2,593	1,884	2,692
Profit for the year		10,575	8,416	6,763
Adjustments to obtain the cash flow from operating activities		14,817	12,150	11,746
Depreciation and amortization		1,533	1,403	1,328
Other adjustments		13,283	10,747	10,418
Net increase/decrease in operating assets		(54,265)	(77,408)	(42,900)
Financial assets held for trading		28,452	(27,884)	14,658
Non-trading financial assets mandatorily at fair value through profit or loss		(2,813)	(1,288)	(421)
Other financial assets designated at fair value through profit or loss		119	(42)	179
Financial assets at fair value through other comprehensive income		(1,124)	2,512	(1,014)
Financial assets at amortized cost		(76,759)	(51,182)	(55,754)
Other operating assets		(2,140)	476	(548)
Net increase/decrease in operating liabilities		16,314	61,473	51,343
Financial liabilities held for trading		(32,695)	24,435	2,907
Other financial liabilities designated at fair value through profit or loss		2,647	2,003	293
Financial liabilities at amortized cost		45,970	36,127	48,161
Other operating liabilities		392	(1,092)	(17)
Collection/payments for income tax		(5,631)	(5,353)	(3,234)
B) CASH FLOWS FROM INVESTING ACTIVITIES		(1,423)	(1,419)	(3,911)
Of which hyperinflation effect from investing activities (see Note 2.2.18)		753	772	759
Investment		(2,039)	(1,912)	(4,506)
Tangible assets		(1,195)	(1,129)	(1,812)
Intangible assets		(816)	(690)	(630)
Investments in joint ventures and associates		(1)	(93)	(81)
Subsidiaries and other business units		(28)	—	(1,389)
Non-current assets classified as held for sale and associated liabilities		—	—	(594)
Other settlements related to investing activities		—	—	—
Divestments		617	492	596
Tangible assets		104	92	29
Intangible assets		—	—	—
Investments in joint ventures and associates		32	58	127
Subsidiaries and other business units		73	21	—
Non-current assets classified as held for sale and associated liabilities		408	321	440
Other collections related to investing activities		—	—	—
C) CASH FLOWS FROM FINANCING ACTIVITIES		(2,567)	(1,842)	(7,563)
Of which hyperinflation effect from financing activities (see Note 2.2.18)		—	—	—
Payments		(8,773)	(7,224)	(7,996)
Dividend distribution (shareholders remuneration)		(3,913)	(2,808)	(2,185)
Subordinated liabilities		(2,599)	(1,629)	(2,258)
Treasury share amortization		(37)	(94)	(313)
Treasury share acquisition		(1,492)	(2,072)	(2,670)
Other items relating to financing activities		(732)	(622)	(571)
Collections		6,205	5,383	434
Subordinated liabilities		5,514	4,672	—
Treasury shares increase		—	—	—
Treasury shares disposal		691	711	434
Other items relating to financing activities		—	—	—
D) EFFECT OF EXCHANGE RATE CHANGES		(2,091)	(357)	(288)
E) NET INCREASE/DECREASE IN CASH AND CASH EQUIVALENTS (A+B+C+D)		(24,271)	(4,339)	11,957
F) CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR		75,416	79,756	67,799
G) CASH AND CASH EQUIVALENTS AT END OF THE YEAR (E+F)		51,145	75,416	79,756

COMPONENTS OF CASH AND CASH EQUIVALENTS AT END OF THE YEAR (Millions of Euros)
	Notes	2024	2023	2022
Cash	9	8,636	7,751	6,533
Balance of cash equivalent in central banks	9	35,306	60,750	67,314
Other financial assets	9	7,202	6,916	5,909
Less: Bank overdraft refundable on demand		—	—	—
TOTAL CASH AND CASH EQUIVALENTS AT END OF THE YEAR		51,145	75,416	79,756
The Notes are an integral part of the Consolidated Financial Statements.

Notes to the Consolidated Financial Statements
1.Introduction, basis for the presentation of the Consolidated Financial Statements, Internal Control over Financial Reporting and other information
1.1Introduction
Banco Bilbao Vizcaya Argentaria, S.A. (hereinafter “the Bank”, “BBVA" or “BBVA, S.A.”), registered with the Company Register of Vizcaya, is a private-law entity subject to the laws and regulations governing banking entities operating in Spain. It carries out its activity through branches and agencies across the country and abroad.
The Bylaws and other public information are available for inspection at the Bank’s registered address (Plaza San Nicolás, 4 Bilbao) as noted on its web site (www.bbva.com). The Bank's purpose is to carry out all kinds of activities, operations, acts, contracts and services within the banking business or directly or indirectly related to it, which are permitted or not prohibited by the provisions in force and supplementary activities. Its corporate purpose also includes the acquisition, possession, use and disposal of securities, public offering of acquisition and sale of securities, as well as all types of holdings in any entity or company.
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
As of December 31, 2024, in addition to the Bank, the BBVA Group had 174 consolidated entities and 39 entities accounted for using the equity method (see Notes 3 and 16 and Appendices I to IV).
The Consolidated Financial Statements of the BBVA Group for the year ended December 31, 2024, were authorized for issue on February 21, 2025.
1.2Basis for the presentation of the Consolidated Financial Statements
The BBVA Group’s Consolidated Financial Statements are presented in compliance with IFRS-IASB (International Financial Reporting Standards as issued by the International Accounting Standards Board (hereinafter “IASB”)), as well as in accordance with the International Financial Reporting Standards endorsed by the European Union (EU-IFRS) applicable as of December 31, 2024, considering the Bank of Spain Circular 4/2017, as well as its successive amendments, and with any other legislation governing financial reporting which is applicable, and with the format and mark-up requirements established in the EU Delegated Regulation 2019/815 of the European Commission.
The BBVA Group’s Consolidated Financial Statements for the year ended December 31, 2024 were prepared by the Group’s Directors (through the Board of Directors meeting held on February 11, 2025) by applying the principles of consolidation, accounting policies and valuation criteria described in Note 2, so that they present fairly the Group’s total consolidated equity and financial position as of December 31, 2024, together with the consolidated results of its operations and cash flows generated during the year ended December 31, 2024.
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
1.3Comparative information
IFRS 17 "Insurance Contracts"
IFRS 17 superseded IFRS 4 for the recognition, measurement, presentation and disclosure of insurance contracts. The initial application date of IFRS 17 was January 1, 2023, and it has been applied to the years ended December 31, 2024 and 2023, with a transition date of January 1, 2022. The impact of these retrospective adjustments was not significant for the consolidated financial statements of the BBVA Group.
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
Estimates were required to be made at times when preparing these Consolidated Financial Statements in order to calculate the recorded or disclosed amount of some assets, liabilities, income, expense and commitments. These estimates relate mainly to the following:
–Loss allowances on certain financial assets (see Notes 7, 13, 14 and 16).
–The assumptions used in the valuation of insurance and reinsurance contracts (see Note 23) to quantify certain provisions (see Note 24) and the calculation of post-employment benefit liabilities and commitments (see Note 25).
–The useful life and impairment losses of tangible and intangible assets and impairment losses of non-current assets held for sale (see Notes 17, 18, and 21).
–The valuation of goodwill and price allocation of business combinations (see Note 18).
–The fair value of certain unlisted financial assets and liabilities (see Notes 7, 8, 10, 11, 12, 13 and 15).
–The recoverability of deferred tax assets and the forecast for corporate income tax (see Note 19).
In general, the BBVA Group is working to consider and include how climate risk and other climate-related matters can affect the consolidated financial statements, cash flows and financial performance of the Group within the models used for calculating certain relevant estimations. These estimates and judgments are being considered when preparing the financial statements of the BBVA Group and, where relevant, they are mentioned in the corresponding Notes to the Consolidated Financial Statements.
The prevailing geopolitical and economic uncertainties (see Note 7.1) entail a greater complexity in developing reliable estimations and applying judgment. Estimates have been made on the basis of the best available information on the matters analyzed as of December 31, 2024. However, it is possible that events may take place subsequent to such date, which could make it necessary to amend these estimations (upward or downward), which would be carried out prospectively, recognizing the effects of the change in estimation in the consolidated financial statements.
During 2024 there have been no significant changes in the estimates made as of December 31, 2023 and 2022, other than those indicated in these Consolidated Financial Statements.
1.6BBVA Group’s Internal Control over Financial Reporting
BBVA Group’s Consolidated Financial Statements are prepared under an Internal Control over Financial Reporting (hereinafter "ICFR") model. It provides reasonable assurance with respect to the reliability and the integrity of the consolidated financial statements. It is also aimed to support that the transactions are processed in accordance with the applicable laws and regulations.
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
The ICFR model is a dynamic model that continuously evolves over time to reflect the reality of the BBVA Group’s businesses and processes, as well as the risks that may arise and the controls that mitigate them. This control system is subject to a continuous evaluation coordinated by the internal financial control units located in the different entities of BBVA Group.
In order to ensure the necessary independence of the aforementioned internal financial control units, they are integrated within the Regulation & Internal Control area, whose head reports to the Board of Directors through its Committees. Among its main functions is the definition and coordination of the Group's entire internal control model, based on two pillars:
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

b.The second line of defense (2LoD) comprises the specialized control units for each type of risk (Risk Control Specialists - RCS- among others Finance, Legal, Technology, Third Party, Compliance or Processes). This second line defines the mitigation and control frameworks for the risks in their areas of responsibility across the entire organization and also challenges the functioning of the control model (supervises the implementation and design of the controls and assesses their effectiveness).
c.The third line of defense (3LoD) is the Internal Audit unit, which conducts an independent review of the model, verifying the compliance and effectiveness of the internal control model, both the first and second line of defense functions.
–A committee structure in the Group, called Corporate Assurance, which enables the escalation of possible weaknesses to the Group's Management as well as the management of issues related to internal control, both at a consolidated level and also in each of the countries where the Group operates.
The different RCAs and RCSs control units, coordinated by Internal Financial Control (RCS Finance), follow a common and standard methodology established at the Group level, as set out in the following diagram:
The ICFR model includes both the controls related to the financial information generation processes, as well as those of a broader scope, designed to improve the Group's general control environment (ELC or Entity Level Control). Both types of controls are assessed on a regular basis by the Control areas and by the Group's Internal Audit unit. The result of their evaluation is reported to the Audit Committee of the Bank’s Board of Directors.
The BBVA Group also complies with the requirements of the Sarbanes-Oxley Act ("SOX") for the preparation of the Consolidated Financial Statements, as a company with securities registered with the U.S. Securities and Exchange Commission ("SEC"). The main senior executives of the Group are involved in the design and implementation of the internal control model with the aim of making it effective and to support the quality and accuracy of the financial information.
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
Note 3 includes information related to the main subsidiaries in the Group as of December 31, 2024, 2023 and 2022. Appendix I includes other significant information on such entities.
–Joint ventures
Joint ventures are those entities for which there is a joint control arrangement with third parties other than the Group (for definitions of joint arrangement, joint control and joint venture, refer to Glossary).
The investments in joint ventures are accounted for using the equity method (see Note 16). Appendix II shows the main figures for the main joint ventures accounted for using the equity method as of December 31, 2024.
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
In contrast, some investments in entities in which the Group holds less than 20% of the voting rights are accounted for as Group associates, as the Group is considered to have the ability to exercise significant influence over these entities. As of December 31, 2024, 2023 and 2022, these entities are not significant to the Group.
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
The BBVA Group maintains the decision-making power over the relevant activities of these structured entities subject to consolidation and provides financial support through contracts, as is standard in the securitization market.
The most common ones are investment positions in equity tranches of notes; funding through subordinated debt; credit enhancements through derivative instruments or liquidity lines; management rights of defaulted securitized assets; “clean-up” call derivatives; and asset repurchase clauses by the grantor.
For these reasons, the loans and receivable portfolios related to the majority of the securitizations carried out by the Bank or Group subsidiaries are not derecognized in the books of said entity and the issuances of the related debt securities are recorded as liabilities within the Group’s consolidated balance sheet.
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
As of December 31, 2024, 2023 and 2022 there was no material financial support from the Bank or its subsidiaries to non-consolidated structured entities.
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
The consolidated financial statements of subsidiaries, associates and joint ventures used in the preparation of the Consolidated Financial Statements of the Group have the same presentation date as the Consolidated Financial Statements. If financial statements at those same dates are not available, the most recent will be used, as long as these are not older than three months, and will be adjusted to take into account the most significant transactions. As of December 31, 2024, financial statements as of December 31 of all Group entities were utilized except in the case of the consolidated financial statements of nine non-significant entities for which financial statements as of November 30, 2024 were used.
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
The acquirer shall recognize an asset in the consolidated balance sheet under the heading “Intangible assets - Goodwill” (see Note 2.2.7) if on the acquisition date there is a positive difference between:
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
In preparing the Consolidated Financial Statements, the following accounting principles and policies and assessment criteria have been applied:
2.2.1Financial instruments
On January 1, 2018, IFRS 9 came into force, replacing IAS 39 regarding the classification and measurement of financial assets and liabilities, credit impairment and hedge accounting. At that time, the Group chose to continue applying IAS 39 for hedge accounting, as permitted by IFRS 9. However, the Group has determined to apply the requirements of IFRS 9 to hedge accounting from January 1, 2025. This change in accounting policy applicable to hedging relationships had no significant impact on the Group's consolidated financial statements as of the date of its implementation.
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
In order to determine the business model, the following aspects are taken into account:
–The way in which the performance of the business model (and that of the assets which comprise such business model) is evaluated and reported to the entity's key personnel
–The risks and their management, which affect the performance of the business model
–The way in which business model managers are remunerated and
–The frequency, amount and timing of sales in previous years, the reasons for such sales and expectations regarding future sales.
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
The main criteria taken into account in the analysis are:
a.Early termination clauses: generally, a contractual clause that permits the debtor to prepay a debt instrument before maturity is consistent with SPPI when the prepayment amount substantially represents unpaid amounts of principal and interest on the principal amount outstanding (which may include reasonable additional compensation for the early termination of the contract).
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
a.the contractual terms of the tranche being assessed for classification (without looking through to the underlying pool of financial instruments) give rise to cash flows that are solely payments of principal and interest on the principal amount outstanding;
b.the underlying pool of financial instruments comprises instruments with cash flow that are solely payments of principal and interest on the principal amount outstanding; and
c.the exposure to credit risk in the underlying pool of financial instruments inherent in the tranche is equal to or lower than the exposure to credit risk of the underlying pool of financial instruments (for example, the credit rating of the tranche being assessed for classification is equal to or higher than the credit rating that would apply to a single tranche that funded the underlying pool of financial instruments).
In any event, the contractual conditions that, at the time of the initial recognition, have a minimal effect on cash flows or depend on the occurrence of exceptional and highly unlikely events do not prevent compliance with the conditions of the SPPI test.

In the specific case of loans granted by the BBVA Group where the financial remuneration is linked to the compliance with certain environmental, social and governance (hereinafter "ESG") conditions and criteria, the Group considers that the impact of compliance with the ESG criteria on the interest rate applied to the transactions is very limited and, therefore, meets the condition that it has a minimal effect on cash flows. Therefore, the existence of these ESG-linked clauses would not entail non-compliance with the aforementioned SPP test.
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
A debt instrument will be classified in the portfolio of financial assets at fair value with changes through other comprehensive income if the two following conditions are fulfilled:
–the financial asset is managed with a business model whose purpose combines collection of the contractual cash flows and sale of the assets; and
–the contractual characteristics of the instrument generate cash flows which only represent the return of the principal and interest.
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
“Financial assets held for trading”, “Non-trading financial assets mandatorily at fair value through profit or loss” and “Financial assets designated at fair value through profit or loss”
Financial assets are recorded under the heading “Financial assets held for trading” if the objective of the business model is to generate gains by buying and selling these financial instruments or to generate short-term results. The financial assets recorded in the heading “Non-trading financial assets mandatorily at fair value through profit or loss" either have contractual cash flows that do not met the conditions of the SPPI test, or are not covered by a business model whose objective is either (i) to hold financial assets to collect contractual cash flows or (ii) achieved by collecting contractual cash flows and selling financial assets. Financial assets are classified in “Financial assets designated at fair value through profit or loss” only if such classification eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise from recognizing or measuring such financial assets on different bases.
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
"Financial assets at fair value through other comprehensive income”
–Debt instruments

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
“Hybrid financial liabilities”
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
“Derivatives – Hedge Accounting” and “Fair value changes of the hedged items in portfolio hedges of interest-rate risk”
The Group uses hedging derivatives as a tool for managing financial risks, mainly interest rates and exchange rates (see Note 7).
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
In some hedging relationships, the Group additionally designates inflation risk as a contractually specified component in a debt instrument (for example, inflation-referenced bonds).
Hedge accounting follows IAS 39, and the effectiveness of hedges is evaluated both retrospectively and prospectively, so that they remain within a range between 80% and 125%. The ineffectiveness of hedges, defined as the difference between the change in value of the hedging instrument and the hedged item in each period, attributable to the hedged risk, is recognized in the income statement. This includes both the amount of the ineffectiveness of the hedges established to manage interest rate risk in the period, as well as the ineffectiveness of the hedges established to manage exchange risk, which is mainly attributable to the temporary value of hedges established to manage exchange rate risk (see Notes 15 and 41).
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
The definition of impaired asset under IFRS 9 is currently aligned with that of default used by the Group both for internal credit risk management and for regulatory purposes, in accordance with the definitions established in the European Banking Authority (hereinafter "EBA") Guidelines and in Article 178 of Regulation (EU) No 575/2013 (CRR). This alignment facilitates the integration of both definitions in credit risk management, giving coherence and consistency in the processes.
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
According to IFRS 9, the 90-days past due default is a presumption that can be rebutted in those cases where the entity considers, based on reasonable and supportable information, that it is appropriate to use a longer term. As of December 31, 2024, the Group has not used terms exceeding 90 days past due.
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

a.More than 30 days past due. According to IFRS 9, default of more than 30 days is a presumption that can be rebutted in those cases in which the entity considers, based on reasonable and documented information, that such non-payment does not represent a significant increase in risk. As of December 31, 2024, the Group has not considered periods higher than 30 days.
b.Watch List: They are subject to special watch by the Risk units because they show negative signs in their credit quality, even though there may be no objective evidence of impairment.
c.Refinance or restructuring that does not show evidence of impairment, or that, having been previously identified, the existence of significant increase in credit risk may still exist.
Although the standard introduces a series of operational simplifications, also known as practical solutions, for analyzing the increase in significant risk, the Group does not use them as a general rule. However, for high-quality assets, mainly related to certain government institutions and bodies, the standard allows for considering that their credit risk has not increased significantly because they have a low credit risk at the presentation date. This possibility is limited to those financial instruments that are classified as having high credit quality and to contracts with a current annualized probability of default (PD) of less than 0.3%. This does not prevent these assets from being assigned the credit risk coverage that corresponds to their classification as stage 1 based on their credit rating and macroeconomic expectations.
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
The approach taken by the Group consists of using a methodology based on the use of three scenarios. The first is the most probable scenario (base scenario) that is consistent with that used in the Group's internal management processes, and two additional ones, one more positive and the other more negative. The combined outcome of these three scenarios is calculated considering the weight given to each of them. The main macroeconomic variables that are valued in each of the scenarios for each of the geographical areas in which the Group operates are the Gross Domestic Product (hereinafter "GDP"), the real estate price index, interest rates and the unemployment rate. The main goal of the Group's approach is seeking the greatest predictive capacity with respect to the first two variables (see Note 7.2.1).
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
The applicable carrying value of the financial asset is updated at the time of foreclosure, treating the foreclosed property as collateral and taking into account the corresponding credit risk hedges at the time prior to delivery. The fair value of foreclosed assets is based mainly on appraisals or valuations performed by independent experts with a maximum age of one year, or less if there are indications of impairment; in addition, by appraisal, the need to apply a discount on the asset based on its specific conditions or market conditions for such type of assets is evaluated and, in any case, the entity’s estimated sale costs are deducted.

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
Goodwill is allocated to one or more cash-generating units (CGUs) that are expected to be the beneficiaries of the synergies derived from the business combinations. CGUs represent the smallest identifiable groups of assets that generate cash flows for the Group. Goodwill is not amortized and is periodically tested for impairment (see Note 18), comparing the carrying amount of the relevant CGU - adjusted by the amount of goodwill attributable to minority interests, in the event that the Group has not chosen to measure minority interests at fair value, with its recoverable amount.
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
2.2.8Insurance and reinsurance contracts
IFRS 17 superseded IFRS 4 as the accounting standard applicable to the recognition, measurement and presentation of contracts that transfer significant insurance risk. The initial application date of IFRS 17 by the BBVA Group was January 1, 2023 and it has been applied to the year ended December 31, 2023, with a transition date of January 1, 2022. In order to make the information as of and for the year ended December 31, 2022 comparable with the information as of and for the years ended December 31, 2024 and 2023, the balance sheet as of December 31, 2022 and the income statement for the year ended December 31, 2022 were restated.
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
–Their profitability or onerousness (in general, the Group classifies contracts by their profitability into two groups: onerous contracts, and non-onerous contracts or contracts without a significant possibility of becoming onerous1).
–Their year of issuance or cohort, grouping by this last criterion the contracts issued in the calendar year, i.e., between January 1 and December 31 of each year.
Since the Group chose the fair value transition approach, for long-term contracts (mainly life-risk and life-saving insurance) issued prior to the transition date of January 1, 2022, it has not been necessary to aggregate the contracts by previous cohorts. For contracts issued after the transition date, the Group classifies them by year of issuance, and therefore, the Group has not accepted the exception provided for in the adoption of the standard by the European Union on annual cohorts in products with matched cash flows2.
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
Valuation methods
The Group carries out an analysis of the limits of insurance and reinsurance contracts under IFRS 17, separately, applying the General Model (Building Block Approach) by default to all contracts, except those eligible to be valued by the Simplified Model (Premium Allocation Approach), or the Variable Fee Approach.
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
In establishing the actuarial assumptions, we take into account that:
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
The exchange differences arising from the conversion to euros of balances in the functional currencies of the consolidated entities whose functional currency is not the euro are recognized under the heading “Accumulated other comprehensive income (loss) – Items that may be reclassified to profit or loss - Foreign currency translation” in the consolidated balance sheets (see Notes 30 and 31 respectively). Meanwhile, the differences arising from the conversion to euros of the financial statements of entities accounted for by the equity method are recognized under the heading “Accumulated other comprehensive income (loss) - Items that may be reclassified to profit or loss - Share of other recognized income and expense of investments in joint ventures and associates" (see Note 30), until the item to which they relate is derecognized, at which time they are recognized in the income statement.

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
As of December 31, 2024, 2023 and 2022, the impact on the consolidated financial statements that would have resulted by applying the last published official exchange rate instead of the exchange rate estimated by BBVA Group was not significant (see Note 2.2.18).
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
Since 2022, 2018 and 2009, the economies of Turkey, Argentina and Venezuela, respectively, have been considered hyperinflationary under the above criteria. As a result, the financial statements of the BBVA Group’s entities located in such geographical areas have been adjusted to correct for the effects of inflation.
As a consequence of the application of IAS 29 "Financial Reporting in Hyperinflationary Economies", the Group applies the following criteria in the financial statements of the Group companies that operate in these three geographical areas:
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
Turkey
The combined result derived from the application of the above criteria amounts to a loss of €1,742 million in 2024, of which €1,498 million is attributable to owners of the parent (€2,242 and €1,793 million loss attributable to owners of the parent in 2023 and 2022, respectively). This impact includes mainly the loss of the net monetary position, which amounts to a gross amount of €1,512 million and is recorded in the line “Other operating expense” in the consolidated income statement (€2,118 and €2,323 million in 2023 and 2022, respectively), and it was partially offset by the positive impact of the revaluation of certain bonds linked to inflation, for a gross amount of €1,164 million (€1,202 and €1,490 million in 2023 and 2022, respectively), given that, under IAS 29 "Financial Reporting in Hyperinflationary Economies", these types of bonds are considered protective assets (see Note 42).
In addition, during 2024 the impact on equity of Group entities located in Turkey derived from the application of IAS 29 and the conversion to the euro (IAS 21) amounted to €1,253 million (€-355 million in 2023), of which €1,072 million (€-306 million in 2023) have been recorded within “Equity – Accumulated other comprehensive income (loss)”, and €181 million (€-49 million in 2023) have been recorded within “Minority interests – Accumulated other comprehensive income (loss)”, respectively (see Notes 30 and 31). In 2022 the impact on equity of Group entities located in Turkey derived from the retrospective application of IAS 29 "Financial Reporting in Hyperinflationary Economies" since January 1, 2022, in the Turkish subsidiaries was an increase in equity of €130 million, mainly the result of the revaluation of tangible assets and inflation-linked bonds.

According to the Turkish Statistical Institute (Turkstat), accumulated inflation in 2024 stood at 44.4% (64.8% and 64.3% in 2023 and 2022, respectively) and the exchange rate used as of December 31, 2024 was 36.74 Turkish lira per euro (32.65 and 19.96 in 2023 and 2022, respectively).
Argentina
The combined result derived from the application of the above criteria amounted to a loss of €1,208 million, of which €810 million is attributable to owners of the parent in 2024 (€1,574 and €694 million loss attributable to owners of the parent in 2023 and 2022, respectively). This impact includes mainly the loss of the net monetary position, which amounts to a gross amount of €1,419 million and is recorded in the line “Other operating expense” in the consolidated income statement in 2024 (€1,062 million and €822 million in 2023 and 2022, respectively).
Furthermore, during 2024, the impact on equity of Group entities located in Argentina derived from the application of IAS 29 and the conversion to the euro (IAS 21) amounted to €1,115 million (€-634 million and €242 million in 2023 and 2022, respectively) of which €745 million (€-428 million and €157 million in 2023 and 2022, respectively) have been recorded within “Equity – Accumulated other comprehensive income (loss)”, and €370 million (€-206 million and €84 million in 2023 and 2022, respectively) have been recorded within “Minority interests – Accumulated other comprehensive income (loss)” (see Notes 30 and 31).
Accumulated inflation estimated by the National Census Institute of Argentina (Indec) and BBVA Research for the year 2024 was 118% (215% and 97% in 2023 and 2022, respectively) and the exchange rate used as of December 31, 2024 was 1,072.66 Argentine pesos per euro (892.81 and 188.51 in 2023 and 2022, respectively).
Venezuela
The combined result derived from the application of the above criteria amounted to a loss of €36 million, of which €20 million is attributable to owners of the parent in 2024 (€10 million and €6 million attributable to owners of the parent in 2023 and 2022, respectively). This impact includes mainly the loss of the net monetary position, which amounts to a gross amount of €42 million and is recorded in the line “Other operating expense” in the consolidated income statement in 2024 (€28 million in each of 2023 and 2022).
During 2024, 2023 and 2022 the impact on equity of Group entities located in Venezuela derived from the application of hyperinflation (IAS 29) and the conversion to the euro (IAS 21) was not material for the Group.
Accumulated inflation for the year 2024, as estimated by BBVA Research, was 69% (111% and 292% in 2023 and 2022, respectively) and the exchange rate used as of December 31, 2024 was 68.83 Venezuelan bolivars per euro (43.23 and 19.79 in 2023 and 2022, respectively).
2.3Recent IFRS pronouncements
Standards and interpretations that became effective in 2024
In 2024, various amendments to the IFRS standards or their interpretations or modifications (hereinafter “IFRIC” or "interpretation") became effective, among which the following should be highlighted:
Amendment to IFRS 16 "Leases"
The IASB has issued an amendment to IFRS 16 that clarifies the requirements for sale-and-leaseback transactions. According to the new requirements, the seller-lessee shall determine ‘lease payments’ or ‘revised lease payments’ in such a way that the seller-lessee does not recognize any amount of the gain or loss that relates to the right of use retained by the seller-lessee. On the other hand, the new requirements do not prevent a seller-lessee from recognizing in its results any gain or loss related to the partial or total termination of a lease. The amendments became effective on January 1, 2024. The standard has not had any significant impact on the consolidated financial statements of the BBVA Group.
Standards and interpretations issued but not yet effective as of December 31, 2024
The following new IFRS standards and Interpretations or Modifications had been published at the date of preparation of the Consolidated Financial Statements, but were not mandatory as of December 31, 2024. The Group is currently evaluating the potential effects of each of these new standards or amendments. Although in some cases the IASB allows early adoption of new standards, interpretations and amendments before their effective date, the BBVA Group has not proceeded with this option for any such changes.
Amendment to IAS 21: "The Effects of Changes in Foreign Exchange Rates"
On August 15, 2023, the IASB issued a series of amendments to IAS 21 - The effects of changes in foreign exchange rates. The standard has a double objective, on the one hand to provide guidance on when one currency is convertible into another and, on the other hand, how to determine the exchange rate to be used in accounting when it is concluded that such convertibility does not exist.
In relation to the first objective, one currency is convertible into another when an entity can obtain the other currency within a time frame that allows for a normal administrative delay; and through markets or exchange mechanisms in which an exchange transaction creates enforceable rights and obligations. If the entity determines that there is no convertibility between currencies, it must estimate an exchange rate. The standard does not establish a specific estimation technique for such exchange rates, but rather establishes guidelines for their determination, allowing the use of an observable type without adjusting or using an estimation technique.

The modification to the standard will come into force on January 1, 2025. Early application is permitted, although the BBVA Group has not adopted it as of December 31, 2024.
IFRS 18 "Presentation and Disclosures in Financial Statements"
On April 9, 2024, the IASB issued IFRS 18 "Presentation and Disclosures in Financial Statements" which introduces new requirements to improve the quality of information presented in financial statements and to promote analysis, transparency and comparability of companies' performance.
Specifically, IFRS 18 introduces three predefined expense categories (operating, investing and financing) and two subtotals ("operating profit" and "profit before financing and income taxes") to provide a consistent structure in the income statement and facilitate the analysis of the income statement. Additionally, it introduces disclosure requirements for management-defined performance measures (MPM). Finally, it establishes requirements and provides guidance on aggregation/disaggregation of the information to be provided in the primary financial statements.
This new standard will come into force on January 1, 2027, with early application permitted once it is adopted by the European Union.
IFRS 19 "Subsidiaries without Public Accountability: Disclosures"
On May 9, 2024, the IASB issued IFRS 19 "Subsidiaries without Public Accountability: Disclosures" which allows certain eligible entities to elect to apply the reduced disclosure requirements of IFRS 19 while continuing to apply the requirements of recognition, valuation and presentation of other IFRS accounting standards.
This new standard will enter into force on January 1, 2027, allowing early application once it is adopted by the European Union.
In the Group there are no eligible entities within the scope of this standard, so no significant impact on the BBVA Group's financial statements is expected.
Amendments to IFRS 9 and IFRS 7: Amendments to the classification and measurement of financial instruments
On May 30, 2024 the IASB issued amendments to IFRS 9 and IFRS 7 to clarify, among others, how to assess the contractual cash flow characteristics of financial assets that include contingent features such as the achievement of Environmental, Social and Governance targets. Additionally, they clarify that a financial liability should be derecognized on the 'settlement date' and introduce an accounting policy option to derecognize before that date financial liabilities that are settled using an electronic payment system. Finally, additional disclosures are required by IFRS 7 for financial instruments with contingent characteristics and equity instruments classified at fair value through other comprehensive income.
The amendments will come into force on January 1, 2026, although they may be applied earlier once they have been adopted by the European Union.
Annual improvements applied to its International Financial Reporting Standards (IFRS)
The IASB has issued a number of minor amendments and improvements to various IFRSs to clarify their wording or correct minor consequences, oversights or conflicts between the requirements of the Standards.
The Standards affected are: IFRS 1 "First-time adoption of International Financial Reporting Standards", IFRS 7 "Financial instruments, disclosures", IFRS 9 "Financial instruments", IFRS 10 "Consolidated financial statements" and IAS 7 "Statement of cash flows".
These modifications will come into force on January 1, 2026, although a significant impact on the BBVA Group's financial statements is not expected.
Amendments to IFRS 9 and IFRS 7: Contracts that refer to nature-dependent electricity
On December 18, 2024, the IASB issued amendments to IFRS 9 and IFRS 7 to address the accounting for contracts for the purchase and sale of renewable electricity, called Power Purchase Agreements (PPA). The amendments include guidance on the “own use” exemption for purchasers of electricity and requirements to apply hedge accounting on these arrangements.
The amendments will come into force on January 1, 2026, although it can be applied earlier once they have been adopted by the European Union.
3.BBVA Group
The BBVA Group is an international diversified financial group with a significant presence in retail banking, wholesale banking and asset management. The Group also operates in the insurance sector.

The following information is detailed in the appendices of these consolidated financial statements of the Group for the year ended December 31, 2024:
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
The following table sets forth information related to the Group’s total assets as of December 31, 2024, 2023 and 2022, broken down by the Group’s entities according to their activity:

Contribution to Consolidated Group total assets. Entities by main activities (Millions of Euros)
	2024	2023	2022 ⁽¹⁾
Banking and other financial services	733,860	737,971	678,809
Insurance and pension fund managing companies	34,439	34,520	30,066
Other non-financial services	4,103	3,068	3,217
Total	772,402	775,558	712,092
(1) Balances corresponding to 2022 have been restated according to IFRS 17 (see Note 1.3).
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
–South America. The BBVA Group’s activities in South America are mainly focused on the banking, financial and insurance sectors, in the following countries: Argentina, Colombia, Peru, Uruguay, Chile, Venezuela and Brazil, the latter focused on the CIB (Corporate & Investment Banking) business. It has a representative office in Sao Paulo (Brazil) and another one in Santiago (Chile). The Group owns more than 50% of most of the Group entities based in these countries. See Note 2.1 and Appendix I.
–Rest of Europe. Group's activity in Europe (excluding Spain) is carried out by banking and financial institutions, mainly in Switzerland, the Netherlands and Romania, and through branches, mainly the BBVA Bank's branches in Germany, Belgium, France, Italy, Portugal, the United Kingdom, and the Garanti BBVA Bank's branch in Malta.
–The United States. The Group's activity in the United States is mainly carried out by the branch of Banco Bilbao Vizcaya Argentaria, S.A. in New York, the agency of BBVA Mexico in Houston, participations in technology companies through funds and investment vehicles and the broker-dealer business BBVA Securities Inc. Additionally, in 2024, a representative office of Banco Bilbao Vizcaya Argentaria, S.A. was opened in Houston.
–Asia. The Group's activity in Asia is conducted through the Bank's branches (Taipei, Tokyo, Hong Kong, Singapore and Shanghai) and representative offices (Beijing, Seoul, Mumbai, Abu Dhabi and Jakarta).
Significant transactions in the Group in 2024
During the year 2024 no significant or relevant corporate operations have been completed, without prejudice to the announcement of the voluntary tender offer for the acquisition of all of the issued shares of Banco de Sabadell, S.A.

Other relevant additional information 2024
Announcement of the voluntary tender offer for the acquisition of all of the issued shares of Banco de Sabadell, S.A.
On April 30, 2024, due to a media report, BBVA published an inside information notice (información privilegiada) stating that it had informed the chairman of the Board of Directors of Banco de Sabadell, S.A. (the "Target Company") of the interest of BBVA’s Board of Directors in initiating negotiations to explore a possible merger between the two entities. On the same date, BBVA sent to the chairman of the Target Company the written proposal for the merger of the two entities. The content of the written proposal sent to the Board of Directors of the Target Company was published on May 1, 2024 by BBVA through the publication of an inside information notice (información privilegiada) with the Spanish Securities and Exchange Commission (hereinafter “CNMV”).
On May 6, 2024, the Target Company published an inside information notice (información privilegiada) informing of the rejection of the proposal by its Board of Directors.
Following such rejection, on May 9, 2024, BBVA announced, through the publication of an inside information notice (información privilegiada) (the "Prior Announcement"), the decision to launch a voluntary tender offer (the "Exchange Offer") for the acquisition of all of the issued shares of the Target Company, being a total of 5,440,221,447 ordinary shares with a par value of €0.125 each (representing 100% of the Target Company’s share capital). The consideration initially offered by BBVA to the shareholders of the Target Company consisted of one (1) newly issued share of BBVA for each four and eighty-three hundredths (4.83) ordinary shares of the Target Company, subject to certain adjustments in the case of dividend distributions in accordance with what was indicated in the Prior Announcement.
In accordance with the Prior Announcement of the Exchange Offer and as a consequence of the interim dividend against the 2024 financial year results in the amount of €0.08 per share paid by the Target Company to its shareholders on October 1, 2024, BBVA proceeded to adjust the Exchange Offer consideration. Therefore, after applying the adjustment in the terms set forth in the Prior Announcement, the consideration offered by BBVA to the shareholders of the Target Company under the Exchange Offer was adjusted, as result of the dividend payment of the Target Company, to one (1) newly issued ordinary share of BBVA for each five point zero one nine six (5.0196) ordinary shares of the Target Company.
Additionally, as a result of the interim dividend against the 2024 financial year results in the amount of €0.29 per share paid by BBVA to its shareholders on October 10, 2024, BBVA proceeded to adjust again the Exchange Offer consideration. Therefore, also in accordance with the provisions of the Prior Announcement, the Exchange Offer consideration was adjusted to one (1) newly issued ordinary share of BBVA and €0.29 in cash for every five point zero one nine six (5.0196) ordinary shares of the Target Company.
Pursuant to the provisions of Royal Decree 1066/2007, of July 27, on the rules governing tender offers ("Royal Decree 1066/2007"), the Exchange Offer is subject to mandatory clearance by the CNMV (“CNMV Clearance”). Additionally, pursuant to the provisions of Law 10/2014 and Royal Decree 84/2015, the acquisition by BBVA of control of the Target Company resulting from the Exchange Offer is subject to the duty of prior notification to the Bank of Spain and the obtention of the non-opposition of the European Central Bank (a condition that was satisfied on September 5, 2024, as described below).
In addition, completion of the Exchange Offer is also subject to the satisfaction of the conditions specified in the Prior Announcement, in particular (i) the acceptance of the Exchange Offer by a number of shares that allows BBVA to acquire at least more than half of the effective voting rights of the Target Company at the end of the Exchange Offer acceptance period (therefore excluding the treasury shares that the Target Company may hold at that time), as this condition was amended by BBVA in accordance with the publication of the inside information notice (información privilegiada) dated January 9, 2025, (ii) approval by BBVA’s General Shareholders’ Meeting of the increase of BBVA’s share capital through the issue of new ordinary shares through non-cash contributions in an amount that is sufficient to cover the consideration in shares offered to the shareholders of the Target Company (which condition was satisfied on July 5, 2024, as described below), (iii) the express or tacit authorization of the economic concentration resulting from the Exchange Offer by the Spanish antitrust authorities, and (iv) the express or tacit authorization of the indirect acquisition of control of the Target Company’s banking subsidiary in the United Kingdom, TSB Bank PLC, by the United Kingdom Prudential Regulation Authority (“PRA”) (a condition that was satisfied on September 2, 2024, as described below).
On July 5, 2024, the BBVA’s Extraordinary General Shareholders' Meeting resolved to authorize, with 96% votes in favor, an increase in the share capital of BBVA of up to a maximum nominal amount of €551,906,524.05 through the issuing and putting into circulation of up to 1,126,339,845 ordinary shares of €0.49 par value each to cover the consideration in shares offered to the shareholders of the Target Company (see Note 26).
On September 3, 2024, BBVA announced, through the publication of an inside information notice (información privilegiada), that, on September 2, 2024, it received the authorization from the PRA for BBVA's indirect acquisition of control of TSB Bank PLC as a result of the Exchange Offer.
On September 5, 2024, BBVA announced that it received the decision of non-opposition from the European Central Bank to BBVA's taking control of the Target Company, as a result of the Exchange Offer.
On November 12, 2024, the Spanish antitrust authorities announced their decision that further review of the economic concentration resulting from the Exchange Offer would be required, extending antitrust review into a second phase.
The detailed terms of the Exchange Offer will be set out in the Spanish prospectus (which was submitted together with the Exchange Offer request to the CNMV for their authorization on May 24, 2024 and will be published after obtaining CNMV Clearance) and the relevant U.S. offer to exchange/prospectus.
Significant transactions in the Group in 2023
During the year 2023 no significant corporate transactions were carried out.

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
As of February 14, 2022, BBVA was already the indirect owner of approximately 10.2% of the share capital of the Company through companies where BBVA owns more than 99% of the share capital. As of December 31, 2022, BBVA held, directly and indirectly, 29.2% of the share capital of the Company (30.9% and 30.1% as of December 31, 2024 and 2023, respectively). Despite owning more than 20% of the share capital, BBVA's ability to influence the Company´s financial and operating decisions policies is very limited, so the investment is recognized under the heading "Non-trading financial assets mandatorily at fair value through profit or loss" (see Note 11).
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
The share in Garanti BBVA owned by BBVA as of December 31, 2024 is 85.97%.
In relation to the rest of the effects of the application of IAS 29 "Financial Reporting in hyperinflationary economies" on the entities of the Group in Turkey, see Note 2.2.18 to these Consolidated Financial Statements.
4.Shareholder remuneration system
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

Shareholder remuneration during financial year 2022
Cash distributions
During the 2022 financial year, the Annual General Shareholders' Meeting and the Board of Directors approved the payment of the following cash amounts:
–The Annual General Shareholders' Meeting of BBVA held on March 18, 2022, approved, under item 2 of the Agenda, a cash distribution from the voluntary reserves account as additional shareholder remuneration for the 2021 fiscal year, for an amount equal to €0.23 gross (€0.1863 net of withholding tax) per outstanding BBVA share entitled to participate in this distribution, which was paid on April 8, 2022. The total amount paid, excluding dividends paid in respect of treasury shares held by the Group's companies, amounted to €1,463 million.
–The Board of Directors communicated by means of an Inside Information on September 29, 2022 that the Board of Directors of BBVA approved the payment of a cash interim dividend of €0.12 gross (€0.0972 net of withholding tax) per outstanding BBVA share against 2022 results. The total amount paid to shareholders on October 11, 2022, excluding dividends paid in respect of treasury shares held by the Group's companies, amounted to €722 million and is recognized under the heading “Total Equity – Interim Dividends” of the consolidated balance sheet as of December 31, 2022.
Shareholder remuneration during financial year 2023
Cash distributions
During the 2023 financial year, the Annual General Shareholders' Meeting and the Board of Directors approved the payment of the following cash amounts:
–The Annual General Shareholders´ Meeting of BBVA held on March 17, 2023, approved, under item 1.3 of the Agenda, a cash distribution against the 2022 results as a final dividend for the 2022 fiscal year, for an amount equal to €0.31 gross (€0.2511 net of withholding tax) per outstanding BBVA share entitled to participate in this distribution, which was paid on April 5, 2023. The total amount paid, excluding dividends paid in respect of treasury shares held by the Group's companies, amounted to €1,857 million.
–The Board of Directors, at its meeting held on September 27, 2023, resolved the payment of a cash interim dividend of €0.16 gross (€0.1296 net of withholding tax) per outstanding share on account of the 2023 dividend, to be paid on October 11, 2023. The total amount paid, excluding dividends paid in respect of treasury shares held by the Group's companies, amounted to €951 million.
Shareholder remuneration during financial year 2024
Cash distributions
During the 2024 financial year, the Annual General Shareholders' Meeting and the Board of Directors approved the payment of the following cash amounts:
–The Annual General Shareholders' Meeting of BBVA held on March 15, 2024, approved, under item 1.3 of the Agenda, a cash distribution against the 2023 results as a final dividend for the 2023 fiscal year, for an amount equal to €0.39 gross (€0.3159 net of withholding tax) per outstanding BBVA share entitled to participate in this distribution, which was paid on April 10, 2024. The total amount paid, excluding dividends paid in respect of treasury shares held by the Group's companies, amounted to €2,245 million.
–By means of an inside information notice (información privilegiada) dated September 26, 2024, BBVA announced that the Board of Directors, had resolved the payment of a cash interim dividend of €0.29 gross (€0.2349 net of withholding tax) per each outstanding BBVA share entitled to participate in this distribution, to be paid on October 10, 2024. The total amount paid, excluding dividends paid in respect of treasury shares held by the Group's companies, amounted to €1,668 million.
The forecasted financial statement, drawn up in compliance with the applicable legal requirements, which evidenced the existence of sufficient liquidity to distribute the abovementioned amount approved by the Board of Directors of BBVA, was the following:

Available amount for interim dividend payments (Millions of Euros)
August 31, 2024
Profit of BBVA, S.A., after the provision for income tax	6,854
Maximum amount distributable	6,854
Amount of proposed interim dividend	1,671
BBVA cash balance available to the date	33,530
Other shareholder remuneration

On January 30, 2025, it was announced that a cash distribution in the amount of €0.41 gross per share to be paid presumably in April 2025 as the final dividend for the year 2024, and the execution of a share buyback program of BBVA for an amount of €993 million were planned to be proposed to the corresponding corporate bodies for consideration as ordinary remuneration to shareholders for 2024, subject to obtaining the corresponding regulatory authorizations and approval by the Board of Directors of the specific terms and conditions of the program, which will be communicated to the market prior to the start of its execution. Finally, on February 14, 2025 BBVA announced by means of an Inside Information filing with the CNMV, that the Board of Directors of BBVA has resolved to propose to the Annual General Shareholders’ Meeting to be held on March 21, 2025 a cash distribution of €0.41 gross per share as a final dividend for 2024 to be paid on April 10, 2025.
Share buyback program
Share buyback programs in 2021 and 2022
On October 26, 2021, BBVA obtained the pertinent authorization from the European Central Bank (hereinafter "ECB") to buy back up to 10% of its share capital for a maximum of €3,500 million, in one or several tranches and over the course of a 12-month period (the “Authorization”).
Upon receiving the Authorization and making use of the delegation conferred by the BBVA Annual General Shareholders' Meeting held on March 16, 2018, at its meeting of October 28, 2021, BBVA Board of Directors resolved to carry out a share buyback program in compliance with Regulation (EU) no. 596/2014 of the European Parliament and the Council of April 16, 2014 on market abuse and Commission Delegated Regulation (EU) no. 2016/1052 of the Commission, of March 8, 2016 (the “Regulations”), executed in various tranches up to a maximum of €3,500 million, with the aim of reducing BBVA's share capital (the “Program Scheme”), notwithstanding the possibility of terminating or cancelling the Program Scheme at an earlier date where advisable due to the concurrence of a series of specific circumstances, as well as to carry out a first share buyback program within the scope of the Program Scheme (the "First Tranche") for the purpose of reducing BBVA's share capital, which was notified by means of Inside Information on October 29, 2021.
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
On June 28, 2022, BBVA communicated through Inside Information the agreement to complete the Program Scheme by executing the Second Segment, for a maximum amount of €1,000 million and a maximum number of own shares to be acquired of 149,996,808. The execution of the Second Segment took place through Citigroup Global Markets Europe AG as lead manager, as BBVA informed through Inside Information on June 29, 2022. By means of Other Relevant Information dated August 19, 2022, BBVA announced the completion of the execution of the Second Segment upon reaching the maximum number of shares (149,996,808) representing, approximately, 2.3% of BBVA's share capital as of said date (which amounted to approximately €660 million). On September 30, 2022, BBVA notified through Other Relevant Information an additional partial execution of the share capital reduction resolution adopted by the Annual General Shareholders’ Meeting of BBVA held on March 18, 2022, through the reduction of BBVA’s share capital in a nominal amount of €174,710,139.94 and the consequent redemption, charged to unrestricted reserves, of 356,551,306 own shares of €0.49 par value each acquired derivatively by the Bank in execution of the First Segment and Second Segment of the share buyback program and which were held in treasury shares (see Notes 26, 27, 28 and 29).
The Program Scheme was considered as an extraordinary shareholder distribution and was therefore not included in the scope of the shareholder remuneration policy described above.
Share buyback programs in 2023

On February 1, 2023, BBVA announced, among others, that it planned to submit for the consideration of the corresponding BBVA governing bodies the execution of a €422 million share buyback program, subject to obtaining the corresponding regulatory authorizations and to the communication of the specific terms and conditions of the share buy-back program before its execution. On March 17, 2023, after receiving the required authorization from the ECB, BBVA announced through an Inside Information notice the execution of a time-scheduled buyback program for the repurchase of own shares in accordance with the Regulations, aimed at reducing BBVA’s share capital by a maximum monetary amount of €422 million. The execution was carried out internally by BBVA, executing the trades through BBVA. By means of an Other Relevant Information notice dated April 21, 2023, BBVA announced the completion of the share buyback program upon reaching the maximum monetary amount of €422 million, having acquired 64,643,559 own shares, between March 20 and April 20, 2023, representing, approximately, 1.07% of BBVA's share capital as of said date.
On June 2, 2023, BBVA notified through an Other Relevant Information notice a partial execution of the share capital reduction resolution adopted by the Annual General Shareholders’ Meeting of BBVA held on March 17, 2023, under item 3 of the agenda through the reduction of BBVA’s share capital in a nominal amount of €31,675,343.91 and the consequent redemption, charged to unrestricted reserves, of 64,643,559 own shares of €0.49 par value each acquired derivatively by BBVA in execution of the share buyback program and which were held in treasury shares (see Notes 26, 27, 28 and 29).
On July 28, 2023, BBVA announced, by means of an Inside Information notice, its request to the ECB for the correspondent supervisory authorization in order to carry out a share buyback program of up to €1,000 million, subject to the authorization requested being granted, to the adoption of the corresponding corporate resolutions and to the communication of the specific terms and conditions of the share buyback program before its execution. This share buy-back program was considered as an extraordinary shareholder distribution. On October 2, 2023, after receiving the required authorization from the ECB, BBVA announced that it would implement a buyback program for the repurchase of own shares in accordance with the Regulations, aimed at reducing BBVA’s share capital by a maximum monetary amount of €1,000 million. The execution was carried out internally by BBVA, executing the trades through BBVA.
By means of an Other Relevant Information notice dated November 29, 2023, BBVA announced the completion of the share buyback program upon reaching the maximum monetary amount of €1,000 million, having acquired 127,532,625 own shares, between October 2 and November 29, 2023, representing, approximately, 2.14% of BBVA's share capital as of said later date.
On December 19, 2023, BBVA notified through an Other Relevant Information notice the second partial execution of the share capital reduction resolution adopted by the Annual General Shareholders’ Meeting of BBVA held on March 17, 2023, under item 3 of the agenda through the reduction of BBVA’s share capital in a nominal amount of €62,490,986.25 and the consequent redemption, charged to unrestricted reserves, of 127,532,625 own shares of €0.49 par value each acquired derivatively by BBVA in execution of the share buyback program and which were held in treasury shares (see Notes 26, 27, 28 and 29).
Share buyback program in 2024
On March 1, 2024, after receiving the required authorization from the ECB, BBVA announced by means of an Inside Information notice the execution of a time-scheduled buyback program for the repurchase of own shares, all in accordance with the Regulations, for a maximum monetary amount of €781 million. The execution was carried out externally by Citigroup Global Markets Europe AG.
By means of an Other Relevant Information notice dated April 9, 2024, BBVA announced the completion of the share buyback program upon reaching the maximum monetary amount, having acquired a total of 74,654,915 own shares, between March 4 and April 9, 2024, representing, approximately, 1.28% of BBVA's share capital as of such date.
On May 24, 2024, BBVA notified through an Other Relevant Information notice the partial execution of the share capital reduction resolution adopted by the Annual General Shareholders’ Meeting of BBVA held on March 15, 2024, under item 3 of the Agenda, through the reduction of BBVA’s share capital in a nominal amount of €36,580,908.35 and the consequent redemption, charged to unrestricted reserves, of 74,654,915 own shares of €0.49 par value each acquired derivatively by BBVA in execution of the share buyback program and which were held as treasury shares (see Notes 26, 27, 28 and 29).
Proposal on allocation of earnings of BBVA, S.A. for 2024
Below is included a breakdown of the distribution of the Bank´s earnings for financial year 2024, which the Board of Directors will submit to the Annual General Shareholders' Meeting for approval.

Allocation of earnings (Millions of Euros)
2024
Profit (loss) of BBVA, S.A. for the year	10,235
Distribution
Interim dividends	1,671
Final dividend	2,363
Reserves / Accumulated gains	6,200

5.Earnings per share
Basic and diluted earnings per share are calculated in accordance with the criteria established by IAS 33 "Earnings per share". For more information see Glossary.
The calculation of earnings per share is as follows:

Basic and Diluted Earnings per Share
	2024	2023	2022 ⁽³⁾
Numerator for basic and diluted earnings per share (millions of euros)
Profit attributable to parent company	10,054	8,019	6,358
Adjustment: Additional Tier 1 securities ⁽¹⁾	(388)	(345)	(313)
Profit adjusted (millions of euros) (A)	9,666	7,675	6,045
Profit (loss) from continued operations (net of remuneration of Additional Tier 1 capital instruments)	9,666	7,675	6,045
Profit (loss) from discontinued operations (net of non-controlling interests) (B)	—	—	—
Denominator for basic earnings per share (number of shares outstanding)
Weighted average number of shares outstanding	5,793	5,988	6,424
Average treasury shares	(10)	(5)	(9)
Share buyback program ⁽²⁾	(13)	(28)	(225)
Adjusted number of shares - Basic earnings per share (C)	5,769	5,954	6,189
Adjusted number of shares - diluted earnings per share (D)	5,769	5,954	6,189
Earnings (losses) per share	1.68	1.29	0.98
Basic earnings (losses) per share from continuing operations (Euros per share) A-B/C	1.68	1.29	0.98
Diluted earnings (losses) per share from continuing operations (Euros per share) A-B/D	1.68	1.29	0.98
Basic earnings (losses) per share from discontinued operations (Euros per share) B/C	—	—	—
Diluted earnings (losses) per share from discontinued operations (Euros per share) B/D	—	—	—
(1) Remuneration in the year related to perpetual contingent convertible securities, recognized in equity (see Note 22.4).
(2) For the calculation of earnings per share, the average number of shares in a year takes into account the redemptions made in such year related to the share buyback programs announced (see Note 4).
(3) Balances corresponding to 2022 have been restated according to IFRS 17 (see Note 1.3).

As of December 31, 2024, 2023 and 2022, there were no other financial instruments or share option commitments to employees that could potentially affect the calculation of the diluted earnings per share for the years presented. For this reason, basic and diluted earnings per share are the same.

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
As of December 31, 2024, the structure of the information by operating segments and the Corporate Center reported by the BBVA Group remains the same as that as of the closing of the 2023 financial year.
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
The Corporate Center performs centralized Group functions, including: the costs of the head offices with a corporate function for the consolidated BBVA Group, management of structural exchange rate positions; portfolios whose management is not linked to customer relationships, such as financial and industrial holdings; stakes in Funds & Investment Vehicles in tech companies; certain tax assets and liabilities; funds for employee commitments; goodwill and other intangible assets, as well as the financing of such portfolios and assets.
The breakdown of the BBVA Group’s total assets by operating segments and the Corporate Center as of December 31, 2024, 2023 and 2022 is as follows:

Total Group assets by operating segments (Millions of Euros)
	2024	2023 ⁽¹⁾	2022 ⁽¹⁾ ⁽²⁾
Spain	417,752	457,573	427,049
Mexico	168,470	173,489	142,557
Turkey	82,782	68,329	66,036
South America	73,997	64,779	61,951
Rest of Business	66,534	64,274	49,952
Subtotal assets by operating segments	809,536	828,445	747,545
Corporate Center and adjustments	(37,134)	(52,886)	(35,453)
Total assets BBVA Group	772,402	775,558	712,092
(1) In the first quarter of 2024 the Group changed its allocation criteria for certain expenses, mainly related with global international projects between the Corporate Center and the corresponding operating segments. Therefore, in order to make those year-on-year comparisons homogeneous, the figures for the years 2023 and 2022 were revised, which has not affected the consolidated financial information of the Group.
(2) Restated balances according to IFRS 17 - Insurance contracts, which had no material impacts as of that date (see “Presentation of Financial Information—Changes in Accounting Policies—IFRS 17 – Insurance contracts”).
The following table sets forth certain summarized information relating to results of each operating segment and Corporate Center for the years ended December 31, 2024, 2023 and 2022:

Main margins and profit by operating segments (Millions of euros)
	Operating Segments
	BBVA Group	Spain	Mexico	Turkey	South America	Rest of Business	Corporate Center and adjustments (1)
2024
Net interest income	25,267	6,435	11,556	1,492	5,589	741	(546)
Gross income	35,481	9,490	15,337	4,212	5,405	1,458	(421)
Operating profit (loss) before tax	15,405	5,309	7,522	1,741	1,342	634	(1,142)
Attributable profit (loss)	10,054	3,784	5,447	611	635	500	(924)
2023 ⁽²⁾
Net interest income	23,089	5,620	11,054	1,869	4,394	539	(386)
Gross income	29,542	7,888	14,267	2,981	4,331	1,103	(1,029)
Operating profit (loss) before tax	12,419	3,897	7,329	1,324	1,189	489	(1,809)
Attributable profit (loss)	8,019	2,720	5,319	527	601	396	(1,544)
2022 ⁽²⁾ ⁽³⁾
Net interest income	19,124	3,774	8,378	2,611	4,138	332	(109)
Gross income	24,743	6,112	10,734	3,172	4,265	790	(329)
Operating profit (loss) before tax	10,268	2,610	5,620	1,636	1,434	277	(1,309)
Attributable profit (loss)	6,358	1,667	4,131	505	738	240	(922)
(1) Adjustments include the impact of the purchase of offices in Spain in 2022 in the transaction with Merlin Properties (see Note 17).
(2) In the first quarter of 2024 the Group changed its allocation criteria for certain expenses, mainly related with global international projects between the Corporate Center and the corresponding operating segments. Therefore, in order to make those year-on-year comparisons homogeneous, the figures for the year 2023 have been revised, which has not affected the consolidated financial information of the Group.
(3) Restated according to IFRS 17 - Insurance contracts, which had no material impacts for such period (see “Presentation of Financial Information—Changes in Accounting Policies—IFRS 17 Insurance contracts”).
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
The global economy is currently facing a number of extraordinary challenges. The war between Ukraine and Russia and the armed conflicts in the Middle East have caused significant disruptions, instability and volatility in global markets, particularly in energy markets. Uncertainty about the future development of these conflicts is high. The main risk is that they could generate new supply shocks, pushing growth downward and inflation upward, and paving the way for macroeconomic and financial instability episodes.
Geopolitical and economic risks have also increased in recent years as a result of trade tensions between the United States and China, Brexit, and the rise of populism, among other factors. Growing tensions and the rise of populism may lead, among other things, to a deglobalization of the world economy, an increase in protectionism, a general reduction of international trade and a reduction in the integration of financial markets.
The policies to be adopted by the new United States government, from January 20, 2025, are an additional source of uncertainty for the global economy. Some of the measures recently advocated by the incoming administration, such as the adoption of higher import tariffs and tighter immigration controls, may increase inflationary pressures and weaken economic growth. Fiscal, regulatory, industrial, foreign and other policies could also generate financial and macroeconomic volatility.

In the current context, one of the main risks is that inflation remains high, either due to new supply shocks, related for example to the previously mentioned geopolitical and political risks or climate events, or due to demand factors, caused by an excessively expansionary fiscal policy, the robustness of labor markets, or other factors. Significant inflationary pressures could lead to interest rates remaining higher than currently forecasted, which could negatively affect the macroeconomic environment and financial markets.
Another macroeconomic risk is the possibility of a sharp global growth slowdown. In a context marked by uncertainty and still elevated interest rates, labor markets and aggregate demand could weaken more significantly than expected. Moreover, despite increasing economic stimulus measures, growth in China could slow sharply, with a potentially negative impact on many geographical areas, due to tensions in real estate markets and economic sanctions imposed by the United States, among other factors.
Furthermore, there is a growing risk of tensions in sovereign debt markets, given the high levels of public debt in many developed and emerging countries, the relatively high interest rates, and expectations of slower economic growth.
The Group is exposed, among others, to the following general risks with respect to the economic and institutional environment in the countries in which it operates: a deterioration in economic activity in the countries in which it operates, including recession scenarios; more persistent inflationary pressures, which could trigger a more severe tightening of monetary conditions; stagflation due to more intense or prolonged supply shocks such as, for example, an increase in oil and gas prices to very high levels, which would have a negative impact on disposable income levels in areas that are net energy importers, such as Spain or Turkey, to which the Group is particularly exposed; changes in exchange rates; an unfavorable evolution of the real estate market; changes in the institutional environment of the countries in which the Group operates, which could give rise to sudden and sharp drops in GDP and/or changes in regulatory or government policy, including in terms of exchange controls and restrictions on the distribution of dividends or the imposition of new taxes or charges; growth in the public debt or in the external deficit could lead to a downward revision of the credit ratings of the sovereign debt and even a possible default or restructuring of such debt; the impact of the upcoming policies of the new U.S. administration, about which there is significant uncertainty; and episodes of volatility in the financial markets, which could cause significant losses for the Group. The Group’s results of operations have been particularly affected by the increases in interest rates adopted by central banks in an attempt to tame inflation, contributing to the rise in both interest revenue and interest expenses. The persistence of interest rates at relatively high levels or any increase in interest rates in the future could adversely affect the Group by reducing the demand for credit and leading to an increase in the default rate of its borrowers and other counterparties. Moreover, the Group’s results of operations have been affected by inflation in all countries in which BBVA operates, especially Turkey and Argentina.
In particular, in Spain, political, regulatory and economic uncertainty has also increased since the July 2023 general elections; there is a risk that policies could have an adverse impact on the economy or the Group. There is also a risk that the impact on financial conditions of political tensions in other European countries could to some extent affect Spain. In Mexico, there is high uncertainty on the impact of the recently approved constitutional reforms, as well as on the policies that will be adopted by the new local government and by the new U.S. administration (in particular, if protective measures adopted by the United States become more aggressive or persist over time, which could adversely impact the country's economic growth). In Turkey, there are increasing signs of normalization in economic policy in general, and monetary policy in particular, since the general elections held in May 2023, which may lead to a gradual correction of the current distortions. Despite the gradual improvement of macroeconomic conditions, the situation remains relatively unstable, characterized by pressures on the Turkish lira, high inflation, a significant trade deficit, low central bank’s foreign reserves and high external financing costs. There is also uncertainty about the impact of the geopolitical context in the Middle East on Turkey. In particular, recent regime changes in Syria create opportunities, such as a potential increase in exports and lower migratory pressures, but also risks, which could cause greater volatility of Turkish financial assets, among other possible effects. Continuing unfavorable economic conditions in Turkey may result in a potential deterioration in the purchasing power and creditworthiness of the clients of the Group (both individuals and corporations). In addition, official interest rates, the regulatory and macroprudential policies affecting the banking sector and the currency depreciation have affected and may continue to affect the Group’s results. In Argentina, the risk of economic and financial turbulence persists in a context in which the government has substantially modified the economic policy framework and has focused its efforts on implementing strong fiscal and monetary adjustments to reduce inflation. Finally, in Colombia and Peru, climate factors, political tensions and greater social conflict could eventually have a negative impact on the economy.
Any of these factors may have a significant adverse impact on the Group’s business, financial condition and results of operations.
–Regulatory and reputational risks
Financial institutions are exposed to a complex and ever-changing regulatory environment defined by governments and regulators. Regulatory activity in recent years has affected multiple areas, including changes in accounting standards; strict regulation of capital, liquidity and remuneration; bank charges and taxes on financial transactions; regulations affecting mortgages, banking products and consumers and users; recovery and resolution measures; stress tests; prevention of money laundering and terrorist financing; market abuse; conduct in the financial markets; anti-corruption; and requirements as to the periodic publication of information. Governments, regulatory authorities and other institutions continually make proposals to strengthen the resistance of financial institutions to future crises. Further, there is an increasing focus on the climate-related financial risk management capabilities of banks (see "Environmental, social and governance (“ESG”) risks may adversely impact the Group"). Any change in the Group’s business that is necessary to comply with any particular regulations at any given time, especially in Spain, Mexico or Turkey, could lead to a considerable loss of income, limit the Group’s ability to identify business opportunities, affect the valuation of its assets, force the Group to increase its prices and, therefore, reduce the demand for its products, impose additional costs on the Group or otherwise adversely affect its business, financial condition and results of operations.
The financial sector is under ever closer scrutiny by regulators, governments and society itself. In the course of activities, situations which might cause relevant reputational damage to the Group could arise and might affect the regular course of business.
–New business, operational and legal risks

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
There are also claims before the Spanish courts challenging the validity of certain revolving credit card agreements. Rulings in these types of proceedings, whether against the Bank or other financial institutions, could negatively affect the Group.
Additionally, in relation to the ESG area, factors that may affect these new business, operational and legal risks have been identified (see "Environmental, social and governance ("ESG") risks may adversely affect the Group").
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
As of December 31, 2024, the Group had €791 million in provisions for the proceedings it is facing (included in the line "Provisions for taxes and other legal contingencies" in the consolidated balance sheet) (see Note 24), of which €610 million correspond to legal contingencies and €181 million to tax related matters. However, the uncertainty arising from these proceedings (including those for which no provisions have been made, either because the probability of an unfavorable outcome for the Group is estimated to be remote, or because it is not possible to estimate them or for other reasons) makes it impossible to guarantee that the possible losses arising from the resolution of these proceedings will not exceed, where applicable, the amounts that the Group currently has provisioned and, therefore, could affect the Group's consolidated results in a given period.
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
By order of the Criminal Chamber of the National High Court, the pre-trial phase ended on January 29, 2024. On June 20, 2024, the Judge issued an order authorizing the continuation of abbreviated criminal proceedings against the Bank and certain current and former officers and employees of the Bank, as well as against some former directors, for alleged facts which could constitute bribery and revelation of secrets. It is not possible at this time to predict the possible outcomes or implications for the Group of this matter, including any fines, damages or harm to the Group’s reputation caused thereby.

–Environmental, social and governance (ESG) risks may adversely impact the Group
ESG factors present risks associated with (i) climate change, including physical risks and transition risks (linked, among others, to changes in regulations, technologies, and market preferences associated with the transition to a less carbon-dependent economy); (ii) other environmental factors, such as biodiversity loss, water stress and other nature-related factors; (iii) social factors, such as human rights, inclusion, diversity and workplace safety; and (iv) corporate governance matters, such as the governance of environmental and social risks.
ESG risks include short, medium and long-term risks that may adversely affect the Group and its customers or counterparties. Such risks are expected to increase and/or evolve over time.
Among others, they include the following:
– Physical risks. The activities of the Group or those of its customers or counterparties could be adversely affected by the physical risks (including acute and chronic) arising from climate change or other environmental challenges. For example, extreme weather events may damage or destroy properties and other assets of the Group or those of its customers or counterparties, make the insurance against certain risks more expensive or unfeasible, result in increased costs, or otherwise disrupt their respective operations (for example, if supply chains are disrupted as a result), diminishing –in the case of the Group’s customers or counterparties - their repayment capacity and, if applicable, the value of assets granted as collateral to the Group. The Group is also exposed to potential long-term physical risks arising from climate change and other environmental challenges, such as any ensuing deterioration in economic conditions that results in credit-related costs, or potential impacts on the Group’s assets and operations. The Group could also be required to change its business models in response to the foregoing.
– Legal and regulatory risks. Legal and regulatory changes related to how banks are required to manage climate and other ESG risks or otherwise affecting banking practices or disclosure of information may result in higher compliance, operational and credit risks and costs. The Group’s customers and counterparties may be exposed to similar risks. Further, legal and regulatory changes may result in legal uncertainty and the existence of overlapping or conflicting regulatory or other requirements. They may also give rise to regulatory asymmetries whereby some persons, including the Group and its customers and counterparties, are more heavily regulated than others, placing such persons at a disadvantage. The Group or its customers or counterparties may be unable to meet any new requirements on a timely basis or at all, including new product and service specifications, governance frameworks and practices and disclosure requirements and standards. In addition, in the case of banks, new regulation could include requirements related to lending, investing, capital and liquidity adequacy and operational resilience. The incorporation of ESG risks in the existing prudential framework is still developing and may result in increased risk weighting of certain assets. Moreover, there are significant risks and uncertainties inherent in the development of adequate risk assessment and modelling capabilities with respect to ESG-related matters and the collection of customer, third party and other data, which may result in the Group’s systems or frameworks (or those of its customers and counterparties, where applicable) being inadequate, inaccurate or susceptible to incorrect customer, third party or other data, any of which could adversely affect the Group’s disclosure and financial reporting. Further, increased regulation arising from climate change and other ESG-related challenges could result in increased litigation by different stakeholders (including non-governmental organizations (NGOs)) and regulatory investigations and actions.
– Technological risks. Certain of the Group’s customers and counterparties may be adversely affected by the progressive transition to a low-carbon economy and/or risks and costs associated with new low-carbon technologies. If the Group’s customers and counterparties fail to adapt to the transition to a low-carbon economy, or if the costs of doing so adversely affect their creditworthiness, this could adversely affect the Group’s relevant loan portfolios.
– Market risks. The Group and certain of the Group’s customers and counterparties may be adversely affected by changes in market preferences due to, among others, increased ESG awareness. Further, the funding costs of businesses that are perceived to be more exposed to climate change or to other ESG-related risks could increase. Any of this could result in the reduced creditworthiness of such customers and counterparties, adversely affecting the Group’s relevant loan portfolios. The Group and its customers and counterparties could also be adversely affected by changes in prices resulting from shifts in demand or supply brought by climate change or other ESG-related factors, including prices of energy and raw materials, or by their inability to foresee or hedge any such changes.
– Reputational risks. The perception of climate change and other ESG-related challenges as a risk by society, shareholders, customers, governments and other stakeholders (including NGOs) continues to increase, including in relation to the financial sector’s activities. This may result in increased scrutiny of the Group’s activities, as well as its ESG-related policies, goals, disclosures or communications. The Group’s reputation and ability to attract or retain customers may be harmed if its efforts to reduce ESG-related risks are deemed to be insufficient or if a perception is generated among the different stakeholders that the Group’s statements, actions or disclosure do not fairly reflect the underlying sustainability profile of the Group, its products, services, goals and/or policies. At the same time, the Group may refrain from undertaking lending or investing activities or other services that would otherwise have been profitable in order to fulfill its obligations or avoid reputational harm. Further, divergent views on ESG policies may also have a negative impact on the Group’s reputation. Increased scrutiny of the Group’s activities, as well as its ESG-related policies, goals and disclosure may result in litigation and investigations and supervisory actions (including potential greenwashing claims). The Group has disclosed certain aspirational ESG-related goals and such goals, which are being pursued over the long-term, may prove to be considerably more costly or difficult than currently expected, or even impossible, to achieve, including as a result of changes in regulation and policy, the pace of technological change and innovation and the actions of governments and the Group’s customers and competitors. Potential greenwashing claims arising from ESG-related statements, disclosure and/or actions of the Group may also give rise to reputational risks.
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
In addition, credit risk is affected by climate change risk, mainly through physical and transition risks that may impact the payment capacity of counterparties and the valuation of the collateral used and, therefore, expected credit losses (see "Environmental, social and governance (“ESG”) risks may adversely impact the Group").
In 2024, the Group has begun incorporating climate risk factors into the process of calculating expected credit losses for loan portfolios through statistical models that consider both potential damage to collateral and the effect on customers' ability to pay due to physical and transition risks in the Group's main geographies (Spain, Mexico and Turkey). In particular, transition risk has been assessed using an approach that allows capturing its effect on the probability of default (PD) and the impact on customers' provisions in Stage 2 as well as a transfer of exposures from Stage 1 to Stage 2 for corporate portfolios. For physical risk, an approach has been used that would allow estimating the potential deterioration in the value of collateral (real estate assets in corporate and retail portfolios) and its effect on LGD. As of December 31, 2024, the impact recorded for these risks was not significant. The Group will continue working to incorporate in these models the information available from time to time.
Support measures
In previous years, the Group reported information on the support measures that it provided to its customers under various legislative and sectorial initiatives. These measures included, in particular, those related to the COVID-19 pandemic, which affected several countries and geographical areas where the Group operates. In Spain, it included measures adopted under Royal Decree-Law 6/2022, to alleviate liquidity tensions due to the increases in energy prices and raw materials. These measures have not had any significant impact on the consolidated financial statements of the BBVA Group as of and for the year ended December 31, 2024.
In addition, in Spain, the Code of Good Practices regulated by Royal Decree-Law 6/2012, as well as its subsequent amendments, establishes a code of good practices to alleviate the impact of the rise in interest rates on mortgage loans for primary residences, adopting other structural measures to improve the loan market. Up to the date of preparation of these Consolidated Financial Statements, the number and amount of operations granted to clients in compliance with this Code of Good Practices remain reduced.

In 2024, these support measures implemented in Spain were supplemented by those introduced by Royal Decree-Law 6/2024, which adopted urgent measures to address the damage caused by the torrential rains and floods - Isolated Depression in High Levels - (DANA) in various Spanish municipalities between October 28 and November 4, 2024, especially in the Valencian Community. These measures include the granting of state-guaranteed financing and payment deferrals for borrowers meeting specific requirements. The BBVA Group is facilitating the channelling of this financing through the so-called "DANA Guarantee Line" and granting payment deferrals in accordance with the provisions of Royal Decree-Law 6/2024. These measures have not had any significant impact on the consolidated financial statements of the BBVA Group as of and for the year ended December 31, 2024.
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
With this, the Group undertakes an individualized review of the credit quality of its wholesale counterparties, identifying the situations in which a change in the risk profile of these clients may have occurred and proceeding, where appropriate, to estimate individualized credit losses. Along with this review, the Group individually estimates the expected losses of those clients whose total exposure exceeds certain thresholds, including those that part of their operations may be classified in stage 1 and part in stage 2. In setting thresholds, each geographical area determines the minimum amount of a client's exposure whose expected losses must be estimated individually taking into account the following:
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
To manage credit risk, the Group uses all relevant information that is available and that may affect the credit quality of the exposures. This information may come mainly from the internal processes of admission, analysis and monitoring of operations, from the strategy defined by the Group regarding the price of operations or distribution by geographical areas, products or sectors of activity, from the observance of the macroeconomic environment, from market data such as interest rate curves, or prices of the different financial instruments, or from external sources of credit rating.
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
Specifically, a contract will be transferred to stage 2 when the following two conditions are met by comparing the current PD values and the origination PD values:
(Current PD) / (Origination PD) - 1*100 >Relative Threshold (%) and
Current PD – Origination PD > Absolute threshold (bps)
These absolute and relative thresholds are consistently established for each geographical area and for each portfolio, taking into account their particularities and based on the principles described. The thresholds set by each geographical area are included within the annual review process and, generally speaking, are in the range of 130% to 250% for the relative threshold and from 30 to 100 basis points for the absolute threshold. Specifically, in BBVA, S.A.'s wholesale portfolio the relative threshold is from 180% to 200% and the absolute threshold ranges from 30 to 100 basis points; in the retail portfolio the relative threshold is 200% while the absolute threshold ranges between 50 and 100 basis points. For BBVA Mexico, the relative threshold for the wholesale portfolio is between 180% and 200% and the absolute threshold is between 30 basis points and 80 basis points. For the majority of the retail portfolio, the relative threshold is in the range of 170% and 250% and the absolute threshold between 10 and 100 basis points.
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
BBVA Research produces forecasts of the macroeconomic variables under the baseline scenario, which are used in the rest of the related processes of the Group, such as budgeting, ICAAP (Internal Capital Adequacy Assessment Process) and Risk Appetite Framework, stress testing, etc.
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

BBVA Research forecasts a maximum of five years for the macroeconomic variables. The following forecasts (positive base and negative scenarios) of the GDP growth, unemployment rate and House Price Index (HPI), for the most relevant countries where they represent a significant factor, provided by BBVA Research, were used for the calculation of the ECL as of December 31, 2024:

Positive scenario of GDP, unemployment rate and HPI for the main geographical areas
	Spain			Mexico			Turkey
Date	GDP	Unemployment	HPI	GDP	Unemployment	HPI	GDP	Unemployment
2024	3.13%	10.97%	3.01%	1.25%	2.75%	4.57%	3.25%	8.79%
2025	3.48%	8.78%	5.55%	2.48%	3.04%	4.85%	5.97%	9.89%
2026	5.02%	8.17%	6.98%	3.87%	3.03%	4.38%	8.35%	9.27%
2027	6.65%	7.64%	7.96%	3.54%	2.89%	4.82%	6.76%	8.80%
2028	7.05%	7.21%	7.69%	3.58%	2.77%	5.12%	5.88%	8.81%
2029	6.70%	6.96%	6.81%	3.52%	2.73%	5.46%	5.51%	8.96%

	Peru		Argentina		Colombia
Date	GDP	Unemployment	GDP	Unemployment	GDP	Unemployment
2024	3.12%	6.59%	(3.66) %	10.37%	2.16%	10.20%
2025	3.45%	6.55%	7.37%	8.67%	4.09%	10.07%
2026	4.15%	6.44%	8.83%	7.13%	4.68%	9.72%
2027	4.12%	6.31%	8.54%	5.92%	4.23%	9.11%
2028	3.70%	6.20%	8.60%	5.05%	4.21%	8.55%
2029	3.57%	6.12%	8.44%	4.50%	4.22%	7.95%

Base scenario of GDP, unemployment rate and HPI for the main geographical areas
	Spain			Mexico			Turkey
Date	GDP	Unemployment	HPI	GDP	Unemployment	HPI	GDP	Unemployment
2024	3.09%	11.43%	2.99%	1.24%	2.75%	4.57%	3.18%	8.80%
2025	2.29%	10.75%	4.32%	0.99%	3.13%	4.85%	2.48%	10.46%
2026	1.69%	10.35%	2.99%	1.64%	3.25%	4.21%	4.52%	10.73%
2027	1.86%	9.95%	2.24%	1.70%	3.17%	4.23%	4.18%	10.58%
2028	1.80%	9.55%	1.61%	1.87%	3.08%	4.36%	4.11%	10.52%
2029	1.80%	9.25%	1.41%	1.87%	3.04%	4.55%	4.01%	10.51%

	Peru		Argentina		Colombia
Date	GDP	Unemployment	GDP	Unemployment	GDP	Unemployment
2024	3.10%	6.59%	(3.76) %	10.38%	1.96%	10.20%
2025	2.67%	6.59%	5.48%	8.80%	2.49%	10.34%
2026	2.70%	6.57%	4.47%	7.55%	3.19%	10.26%
2027	2.75%	6.52%	3.48%	6.58%	2.92%	9.81%
2028	2.45%	6.47%	3.54%	5.85%	2.96%	9.36%
2029	2.41%	6.42%	3.48%	5.35%	2.99%	8.86%

Negative scenario of GDP, unemployment rate and HPI for the main geographical areas

	Spain			Mexico			Turkey
Date	GDP	Unemployment	HPI	GDP	Unemployment	HPI	GDP	Unemployment
2024	3.05%	11.88%	2.97%	1.20%	2.75%	4.56%	3.13%	8.80%
2025	1.18%	12.71%	3.15%	(0.16) %	3.20%	4.86%	0.41%	10.79%
2026	(1.30) %	12.50%	(0.53) %	(0.20) %	3.43%	4.07%	1.59%	11.71%
2027	(2.50) %	12.24%	(2.81) %	0.14%	3.41%	3.76%	2.37%	11.83%
2028	(3.11) %	11.88%	(3.87) %	0.40%	3.34%	3.72%	3.21%	11.67%
2029	(2.86) %	11.53%	(3.55) %	0.42%	3.32%	3.79%	3.18%	11.47%

	Peru		Argentina		Colombia
Date	GDP	Unemployment	GDP	Unemployment	GDP	Unemployment
2024	2.92%	6.60%	(3.93) %	10.38%	1.77%	10.21%
2025	0.56%	6.73%	2.46%	9.02%	0.30%	10.68%
2026	0.43%	6.85%	(0.60) %	8.10%	0.93%	11.04%
2027	0.63%	6.90%	(1.79) %	7.35%	1.16%	10.81%
2028	0.46%	6.93%	(1.53) %	6.73%	1.36%	10.49%
2029	0.51%	6.95%	(1.41) %	6.25%	1.44%	10.09%
The estimate for the next five years of the following rates, used in the measurement of the expected loss as of December 31, 2023, consistent with the latest estimates made public at that date, was:

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

Expected loss variation as of December 31, 2024

	BBVA Group				Spain			Mexico				Turkey
GDP	Total Portfolio	Retail	Companies	Debt securities	Total Portfolio	Companies	Retail	Total Portfolio	Companies	Retail	Total Portfolio	Companies	Retail
- 100 bps	153	135	17	1	28	8	20	74	2	72	32	5	27
+100 bps	(170)	(145)	(20)	(1)	(26)	(8)	(18)	(92)	(3)	(89)	(33)	(9)	(21)
Housing price
- 100 bps							28
+100 bps							(27)

Expected loss variation as of December 31, 2023

	BBVA Group				Spain			Mexico			Turkey
GDP	Total Portfolio	Retail	Companies	Debt securities	Total Portfolio	Companies	Retail	Total Portfolio	Companies	Retail	Total Portfolio	Companies	Retail
- 100 bps	222	188	28	2	61	14	47	94	2	92	22	9	11
+100 bps	(191)	(165)	(23)	(2)	(58)	(13)	(45)	(89)	(2)	(87)	(21)	(9)	(11)
Housing price
- 100 bps							32
+100 bps							(32)
Additional adjustments to expected loss measurement
The Group periodically reviews its individual estimates and its models for the collective estimate of expected losses as well as the effect of macroeconomic scenarios on them. In addition, the Group may supplement such expected losses to account for the effects that may not be included, either by considering additional risk factors, or by the incorporation of sectorial particularities or particularities that may affect a set of operations or borrowers, following a formal internal approval process established for this purpose, including the relevant Global Risk Management Committee (among the GRMC committees).
As of December 31, 2023, €227 million were recorded as adjustments in Spain due to the review of the Loss Given Default (LGD) of certain specific operations considered unlikely to pay mainly related to the mortgage portfolio, and €25 million in adjustments were recorded at a contract level in Turkey, due to the reclassification to Stage 2 of the credit exposure recorded in the five cities most affected by the February 2023 earthquake.
As of December 31, 2024, adjustments totaled €33 million at a Group level, and were the result of (i) new adjustments recorded in Spain as result of the damage caused by the torrential rains and floods - Isolated Depression at High Levels (DANA) - in different Spanish municipalities between October 28 and November 4, 2024; (ii) the elimination of the adjustments related to Spain referred to in the preceding paragraph, given that the criteria for making such adjustments was incorporated as part of the Group´s models for estimating expected loss, following the annual exercise of parameter recalibration for estimating expected loss; and (iii) the elimination of the adjustments related to Turkey referred to in the preceding paragraph due to the evolution of payment behavior of borrowers in the affected area.

7.2.2Credit risk exposure
BBVA Group’s credit risk exposure by headings in the consolidated balance sheets as of December 31, 2024, 2023 and 2022 is provided below. It does not consider the loss allowances and the availability of collateral or other credit enhancements to enable compliance with payment obligations. The details are broken down by category of financial instruments:

Maximum credit risk exposure (Millions of Euros)
	Notes	December 2024	Stage 1	Stage 2	Stage 3
Financial assets held for trading		72,945
Equity instruments	10	6,760
Debt securities	10	27,955
Loans and advances	10	38,230
Non-trading financial assets mandatorily at fair value through profit or loss		10,546
Equity instruments	11	9,782
Debt securities	11	407
Loans and advances	11	358
Financial assets designated at fair value through profit or loss	12	836
Derivatives (trading and hedging)		53,229
Financial assets at fair value through other comprehensive income		59,115
Equity instruments	13	1,451
Debt securities		57,639	55,315	2,309	16
Loans and advances to credit institutions	13	25	25	—	—
Financial assets at amortized cost		514,086	467,910	31,930	14,246
Debt securities		59,070	58,887	149	34
Loans and advances to central banks		8,261	8,261	—	—
Loans and advances to credit institutions		22,668	22,658	8	2
Loans and advances to customers		424,087	378,104	31,772	14,211
Total financial assets risk		710,757
Total loan commitments and financial guarantees		262,233	253,291	8,150	791
Loan commitments given	33	188,515	182,830	5,524	160
Financial guarantees given	33	22,503	21,513	798	192
Other commitments given	33	51,215	48,948	1,828	439
Total maximum credit exposure		972,990

Maximum credit risk exposure (Millions of Euros)
	Notes	December 2023	Stage 1	Stage 2	Stage 3
Financial assets held for trading		106,749
Equity instruments	10	4,589
Debt securities	10	28,569
Loans and advances	10	73,590
Non-trading financial assets mandatorily at fair value through profit or loss		8,737
Equity instruments	11	7,963
Debt securities	11	484
Loans and advances	11	290
Financial assets designated at fair value through profit or loss	12	955
Derivatives (trading and hedging)		48,747
Financial assets at fair value through other comprehensive income		62,289
Equity instruments	13	1,217
Debt securities		61,047	60,255	771	21
Loans and advances to credit institutions	13	26	26	—	—
Financial assets at amortized cost		463,130	410,590	38,061	14,478
Debt securities		49,544	49,403	108	32
Loans and advances to central banks		7,176	7,176	—	—
Loans and advances to credit institutions		17,498	17,478	18	2
Loans and advances to customers		388,912	336,533	37,935	14,444
Total financial assets risk		690,606
Total loan commitments and financial guarantees		214,283	204,842	8,411	1,030
Loan commitments given	33	152,868	147,376	5,326	165
Financial guarantees given	33	18,839	17,612	998	229
Other commitments given	33	42,577	39,854	2,087	636
Total maximum credit exposure		904,889

Maximum credit risk exposure (Millions of Euros)
	Notes	December 2022 ⁽¹⁾	Stage 1	Stage 2	Stage 3
Financial assets held for trading		70,763
Equity instruments	10	4,404
Debt securities	10	24,367
Loans and advances	10	41,993
Non-trading financial assets mandatorily at fair value through profit or loss		6,888
Equity instruments	11	6,511
Debt securities	11	129
Loans and advances	11	247
Financial assets designated at fair value through profit or loss	12	913
Derivatives (trading and hedging)		53,101
Financial assets at fair value through other comprehensive income		65,497
Equity instruments	13	1,198
Debt securities		64,273	63,425	822	26
Loans and advances to credit institutions	13	26	26	—	—
Financial assets at amortized cost		425,803	378,407	33,873	13,523
Debt securities		36,730	36,463	237	30
Loans and advances to central banks		4,420	4,420	—	—
Loans and advances to credit institutions		16,066	15,997	69	—
Loans and advances to customers		368,588	321,528	33,568	13,493
Total financial assets risk		622,965
Total loan commitments and financial guarantees		192,568	181,427	9,993	1,147
Loan commitments given	33	136,920	130,459	6,283	177
Financial guarantees given	33	16,511	15,214	1,015	281
Other commitments given	33	39,137	35,753	2,695	689
Total maximum credit exposure		815,533
(1) Balances corresponding to 2022 have been restated according to IFRS 17 (see Note 1.3).

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
As of December 31, 2024, there are no financial assets classified as purchased or originated credit impaired in the consolidated balance sheets of the BBVA Group.

The breakdown by geographical area and stage of the maximum credit risk exposure, the accumulated allowances recorded and the carrying amount of the loans and advances to customers as of December 31, 2024, 2023 and 2022 is shown below:

December 2024 (Millions of Euros)
	Gross exposure				Accumulated allowances				Carrying amount
	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Spain (1)	232,185	208,969	15,637	7,579	(4,684)	(543)	(631)	(3,510)	227,501	208,426	15,006	4,069
Mexico	91,717	83,053	6,147	2,517	(3,055)	(1,210)	(542)	(1,303)	88,662	81,843	5,605	1,214
Turkey (2)	50,083	42,708	5,534	1,841	(1,784)	(243)	(390)	(1,151)	48,299	42,465	5,144	690
South America (3)	48,897	42,204	4,431	2,262	(2,079)	(393)	(283)	(1,403)	46,818	41,811	4,148	860
Others	1,205	1,170	23	12	(9)	—	(1)	(7)	1,197	1,170	22	4
Total (4)	424,087	378,104	31,772	14,211	(11,611)	(2,389)	(1,847)	(7,374)	412,477	375,715	29,925	6,837
Of which: individual					(1,532)	(13)	(321)	(1,197)
Of which: collective					(10,079)	(2,376)	(1,526)	(6,177)
(1) Spain includes all countries where BBVA, S.A. operates.
(2) Turkey includes all countries in which Garanti BBVA operates.
(3) In South America, BBVA Group operates mainly in Argentina, Colombia, Peru and Uruguay.
(4) The amount of the accumulated allowances includes the provisions recorded for credit risk over the remaining expected lifetime of purchased financial instruments. Those provisions were determined at the moment of the Purchase Price Allocation and were originated mainly in the acquisition of Catalunya Banc S.A. (as of December 31, 2024, the remaining balance was €107 million). These valuation adjustments are recognized in the consolidated income statement during the residual life of the relevant instruments or value corrections are made when the losses materialize.

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
(3) In South America, BBVA Group operates mainly in Argentina, Colombia, Peru and Uruguay.
(4) The amount of the accumulated allowances includes the provisions recorded for credit risk over the remaining expected lifetime of purchased financial instruments. Those provisions were determined at the moment of the Purchase Price Allocation and were originated mainly in the acquisition of Catalunya Banc S.A. (as of December 31, 2023 the remaining balance was €142 million). These valuation adjustments are recognized in the consolidated income statement during the residual life of the relevant instruments or value corrections are made when the losses materialize.

December 2022 ⁽¹⁾ (Millions of Euros)
	Gross exposure				Accumulated allowances				Carrying amount
	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Spain ⁽²⁾	214,066	186,977	19,621	7,468	(4,860)	(518)	(759)	(3,583)	209,206	186,459	18,862	3,885
Mexico	73,729	66,448	5,342	1,939	(2,496)	(955)	(475)	(1,066)	71,233	65,494	4,866	873
Turkey ⁽³⁾	39,547	32,755	4,436	2,356	(2,105)	(224)	(358)	(1,523)	37,443	32,531	4,078	833
South America ⁽⁴⁾	40,199	34,312	4,166	1,721	(1,768)	(318)	(345)	(1,105)	38,431	33,994	3,821	615
Others	1,047	1,035	3	9	(8)	—	—	(7)	1,039	1,035	3	2
Total ⁽⁵⁾	368,588	321,528	33,568	13,493	(11,237)	(2,014)	(1,938)	(7,284)	357,351	319,513	31,629	6,208
Of which: individual					(2,164)	(21)	(604)	(1,539)
Of which: collective					(9,073)	(1,994)	(1,334)	(5,745)
(1) Balances corresponding to 2022 have been restated according to IFRS 17 (see Note 1.3).
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
The breakdown by counterparty of the maximum credit risk exposure, the accumulated allowances recorded, as well as the carrying amount by stages of loans and advances to customers as of December 31, 2024, 2023 and 2022 is shown below:

December 2024 (Millions of Euros)
	Gross exposure				Accumulated allowances				Net amount
	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Public administrations	22,133	21,982	125	26	(23)	(8)	(7)	(8)	22,111	21,974	118	18
Other financial corporations	17,524	17,040	471	12	(26)	(13)	(5)	(9)	17,497	17,027	467	4
Non-financial corporations	197,521	179,727	12,780	5,014	(4,134)	(639)	(636)	(2,859)	193,386	179,087	12,143	2,156
Households	186,910	159,355	18,396	9,158	(7,427)	(1,729)	(1,199)	(4,499)	179,483	157,627	17,197	4,659
Loans and advances to customers	424,087	378,104	31,772	14,211	(11,611)	(2,389)	(1,847)	(7,374)	412,477	375,715	29,925	6,837

December 2023 (Millions of Euros)
	Gross exposure				Accumulated allowances				Net amount
	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Public administrations	23,294	23,105	164	25	(29)	(9)	(12)	(7)	23,265	23,096	152	18
Other financial corporations	13,271	13,072	187	12	(20)	(9)	(4)	(7)	13,251	13,062	183	6
Non-financial corporations	175,337	154,519	15,299	5,520	(4,274)	(517)	(795)	(2,962)	171,063	154,002	14,503	2,558
Households	177,009	145,837	22,286	8,886	(6,946)	(1,552)	(1,214)	(4,180)	170,063	144,285	21,071	4,706
Loans and advances to customers	388,912	336,533	37,935	14,444	(11,269)	(2,087)	(2,026)	(7,156)	377,643	334,446	35,909	7,287

December 2022 ⁽¹⁾ (Millions of Euros)
	Gross exposure				Accumulated allowances				Net amount
	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Public administrations	20,922	20,582	302	38	(30)	(8)	(11)	(11)	20,892	20,574	291	27
Other financial corporations	12,802	12,548	238	17	(37)	(15)	(12)	(10)	12,765	12,533	226	6
Non-financial corporations	170,929	149,501	15,087	6,340	(5,495)	(675)	(991)	(3,829)	165,433	148,826	14,096	2,511
Households	163,936	138,896	17,941	7,098	(5,675)	(1,316)	(925)	(3,434)	158,261	137,580	17,017	3,663
Loans and advances to customers	368,588	321,528	33,568	13,493	(11,237)	(2,014)	(1,938)	(7,284)	357,351	319,513	31,629	6,208
(1) Balances corresponding to 2022 have been restated according to IFRS 17 (see Note 1.3).

The breakdown by type of counterparty and product, net of loss allowances, and the gross carrying amount by type of counterparty as of December 31, 2024, 2023 and 2022 is shown below:

December 2024 (Millions of Euros)
	Central banks	General governments	Credit institutions	Other financial corporations	Non-financial corporations	Households	Total	Gross carrying amount
On demand and short notice	—	8	—	59	3,140	2,099	5,307	5,521
Credit card debt	—	1	—	3	2,268	25,449	27,721	29,669
Commercial debtors		1,077	71	1,244	29,247	125	31,764	32,023
Finance leases	—	171	—	11	9,672	270	10,125	10,364
Reverse repurchase loans	—	219	9,157	44	—	—	9,420	9,422
Other term loans	7,803	20,519	7,529	11,771	148,167	151,313	347,102	356,002
Advances that are not loans	452	117	5,960	4,365	1,084	353	12,330	12,397
LOANS AND ADVANCES	8,255	22,111	22,719	17,497	193,579	179,610	443,769	455,399
By secured loans
Of which: mortgage loans collateralized by immovable property		245	—	680	29,307	97,627	127,860	130,633
Of which: other collateralized loans	—	6,059	9,628	530	10,996	2,648	29,861	30,129
By purpose of the loan
Of which: credit for consumption						67,446	67,446	72,447
Of which: lending for house purchase						98,570	98,570	100,218
By subordination
Of which: project finance loans					6,669		6,669	6,901

December 2023 (Millions of Euros)
	Central banks	General governments	Credit institutions	Other financial corporations	Non-financial corporations	Households	Total	Gross carrying amount
On demand and short notice	—	6	—	73	1,933	1,028	3,040	3,175
Credit card debt	—	1	—	2	1,927	20,959	22,890	24,454
Commercial debtors		960	76	586	23,462	88	25,171	25,346
Finance leases	—	225	—	12	8,940	285	9,463	9,714
Reverse repurchase loans	1,345	—	5,786	92	—	—	7,223	7,234
Other term loans	4,878	21,662	5,329	9,300	134,024	147,491	322,683	331,813
Advances that are not loans	927	412	6,312	3,186	956	324	12,116	12,164
LOANS AND ADVANCES	7,151	23,265	17,502	13,251	171,241	170,175	402,586	413,901
By secured loans
Of which: mortgage loans collateralized by immovable property		271	—	526	24,829	96,772	122,397	125,328
Of which: other collateralized loans	1,347	6,933	4,558	465	10,938	2,430	26,671	26,963
By purpose of the loan
Of which: credit for consumption						59,892	59,892	64,303
Of which: lending for house purchase						97,555	97,555	99,224
By subordination
Of which: project finance loans					7,181		7,181	7,743

December 2022 ⁽¹⁾ (Millions of Euros)
	Central banks	General governments	Credit institutions	Other financial corporations	Non-financial corporations	Households	Total	Gross carrying amount
On demand and short notice	—	6	—	352	2,810	933	4,101	4,266
Credit card debt	—	1	—	3	2,029	16,865	18,898	19,985
Commercial debtors		1,021	24	370	24,510	85	26,011	26,254
Finance leases	—	195	—	13	8,040	322	8,571	8,857
Reverse repurchase loans	302	—	5,251	102	—	—	5,655	5,674
Other term loans	3,802	19,438	4,009	7,995	126,949	139,925	302,118	311,553
Advances that are not loans	296	232	6,772	3,930	1,256	217	12,702	12,758
LOANS AND ADVANCES	4,401	20,892	16,057	12,765	165,593	158,348	378,056	389,347
By secured loans
Of which: mortgage loans collateralized by immovable property		297	—	337	23,970	95,056	119,659	122,719
Of which: other collateralized loans	498	5,382	5,073	548	6,635	2,209	20,345	20,675
By purpose of the loan
Of which: credit for consumption						51,344	51,344	54,718
Of which: lending for house purchase						95,249	95,249	96,716
By subordination
Of which: project finance loans					7,942		7,942	8,530
(1) Balances corresponding to 2022 have been restated according to IFRS 17 (see Note 1.3).
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
The policy of accepting risks is therefore organized into three different levels in the BBVA Group:
–analysis of the financial risk of the transaction, based on the debtor’s capacity for repayment or generation of funds;
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
The summary of the offsetting effect (via netting and collateral) for derivatives and securities operations as of December 31, 2024 is presented in Note 7.4.2.
–Other financial assets designated at fair value through profit or loss and financial assets at fair value through other comprehensive income: The guarantees or credit enhancements obtained directly from the issuer or counterparty are inherent to the structure of the instrument (mainly personal guarantees).
As of December 31, 2024, 2023 and 2022, the BBVA Group had no significant credit risk exposure of impaired financial assets at fair value through other comprehensive income (see Note 7.2.2).
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
The disclosure of impaired loans and advances at amortized cost covered by collateral (see Note 7.2.5), shown by type of collateral, as of December 31, 2024, 2023 and 2022, is the following:

Impaired loans and advances at amortized cost covered by collateral (Millions of Euros)
	Maximum exposure to credit risk	Of which secured by collateral
		Residential properties	Commercial properties	Cash	Others	Financial
December 2024	14,213	2,889	573	8	91	1,153
December 2023	14,446	3,167	771	5	91	1,226
December 2022	13,493	2,537	849	3	52	984
The value of guarantees received as of December 31, 2024, 2023 and 2022, is the following:

Guarantees received (Millions of Euros)
	2024	2023	2022
Value of collateral	144,844	136,141	125,963
Of which: guarantees normal risks under special monitoring	11,318	14,274	12,826
Of which: guarantees non-performing risks	3,562	4,035	3,440
Value of other guarantees	56,589	53,462	40,050
Of which: guarantees normal risks under special monitoring	4,273	4,864	4,963
Of which: guarantees non-performing risks	1,153	1,226	984
Total value of guarantees received	201,433	189,602	166,013

The maximum credit risk exposure of impaired financial guarantees and other commitments as of December 31, 2024, 2023 and 2022 amounts to €791 million, €1,030 million and €1,147 million, respectively (see Note 7.2.2).
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
The table below outlines the distribution of the gross carrying amount of loans and advances to customers, contingent risk and commitments, in percentage terms, of the BBVA Group, based on their probability of default within 12 months and internal rating     used in the calculation of the expected loss under IFRS 9, and their stages, as of December 31, 2024, 2023 and 2022:

Probability of default (basis points) and internal rating
		2024		2023		2022 ⁽¹⁾
		Subject to 12 month ECL (stage 1)	Subject to lifetime ECL (stage 2)	Subject to 12 month ECL (stage 1)	Subject to lifetime ECL (stage 2)	Subject to 12 month ECL (stage 1)	Subject to lifetime ECL (stage 2)
Internal rating	PDs	%	%	%	%	%	%
AAA	0 to 2	3.2	—	3.8	—	5.5	0.1
AA+ to AA-	2 to 5	9.0	—	10.7	0.2	19.4	0.3
A+ to A-	5 to 11	17.1	—	25.4	0.5	19.9	0.7
BBB+ to BBB-	11 to 39	29.7	0.6	21.7	1.3	18.7	0.8
BB+ to BB-	39 to 194	23.5	1.7	20.6	2.1	18.4	1.9
B+ to B-	194 to 1,061	10.2	1.6	8.7	2.2	9.0	2.5
CCC+ to CCC-	1,061 to 2,121	1.2	0.5	1.0	0.6	1.0	0.7
CC+ to C	> 2,121	0.7	0.9	0.5	0.8	0.5	0.8
	Total	94.5	5.5	92.4	7.6	92.3	7.7
(1) Data corresponding to the year 2022, does not include commitments nor contingent liabilities.
7.2.5Impaired loan risks
The breakdown of loans and advances within financial assets at amortized cost by type of counterparty, including their respective gross carrying amount, impaired amount and accumulated impairment as of December 31, 2024, 2023 and 2022 is as follows:

December 2024 (Millions of Euros)
	Gross carrying amount	Impaired loans and advances	Accumulated impairment
Central banks	8,261	—	(6)
General governments	22,133	26	(23)
Credit institutions	22,668	2	(13)
Other financial corporations	17,524	12	(26)
Non-financial corporations	197,521	5,014	(4,134)
Households	186,910	9,158	(7,427)
LOANS AND ADVANCES	455,016	14,213	(11,630)

December 2023 (Millions of Euros)
	Gross carrying amount	Impaired loans and advances	Accumulated impairment
Central banks	7,176	—	(25)
General governments	23,294	25	(29)
Credit institutions	17,498	2	(21)
Other financial corporations	13,271	12	(20)
Non-financial corporations	175,337	5,520	(4,274)
Households	177,009	8,886	(6,946)
LOANS AND ADVANCES	413,585	14,446	(11,316)

December 2022 ⁽¹⁾ (Millions of Euros)
	Gross carrying amount	Impaired loans and advances	Accumulated impairment
Central banks	4,420	—	(19)
General governments	20,922	38	(30)
Credit institutions	16,066	—	(35)
Other financial corporations	12,802	17	(37)
Non-financial corporations	170,929	6,340	(5,495)
Households	163,936	7,098	(5,675)
LOANS AND ADVANCES	389,073	13,493	(11,291)
(1) Balances corresponding to 2022 have been restated according to IFRS 17 (see Note 1.3).

The changes during the years 2024, 2023 and 2022 of impaired financial assets and guarantees given are as follows:

Changes in impaired financial assets and guarantees given (Millions of Euros)
	2024	2023	2022
Balance at the beginning	15,362	14,521	15,467
Additions	12,255	11,066	8,084
Decreases (1)	(7,346)	(5,795)	(5,742)
Net additions	4,909	5,272	2,342
Amounts written-off	(4,559)	(3,770)	(2,771)
Exchange differences and other	(820)	(660)	(517)
Balance at the end	14,891	15,362	14,521
(1) Reflects the total amount of impaired loans derecognized from the consolidated balance sheet throughout the period as a result of monetary recoveries as well as mortgage foreclosures and real estate assets received in lieu of payment.

The changes during the years 2024, 2023 and 2022 in financial assets derecognized from the consolidated balance sheet as their recovery is considered unlikely ("write-offs"), is shown below:

Changes in impaired financial assets written-off from the balance sheet (Millions of Euros)
	Notes	2024	2023	2022
Balance at the beginning		24,787	22,595	21,990
Companies held for sale		—	—	—
Increase		3,547	3,841	2,871
Decrease:		(2,801)	(2,035)	(2,431)
Re-financing or restructuring		(1)	(1)	(2)
Cash recovery	47	(403)	(369)	(390)
Foreclosed assets		(1)	(3)	(25)
Sales (1)		(1,719)	(1,201)	(1,498)
Debt forgiveness		(669)	(410)	(368)
Time-barred debt and other causes		(8)	(51)	(147)
Net exchange differences		(189)	385	165
Balance at the end		25,343	24,787	22,595
(1) Includes principal and interest.

As indicated in Note 2.2.1, although they have been derecognized from the consolidated balance sheet, the BBVA Group continues to attempt to collect on these written-off financial assets, until the rights to receive them are fully extinguished, either because it is a time-barred financial asset, the financial asset is forgiven, or other reason.
7.2.6Gross carrying amount and loss allowances
Movements, measured over a 12-month period, in gross accounting balances and accumulated loss allowances during 2024, 2023 and 2022 are recorded on the consolidated balance sheet as of December 31, 2024, 2023 and 2022 in order to cover the estimated impairment or reversal of impairment on loans and advances at amortized cost:

Changes in gross carrying amount of loans and advances at amortized cost. Year 2024 (Millions of Euros)
	Stage 1	Stage 2	Stage 3	Total
Balance at the beginning	361,186	37,953	14,446	413,585
Transfers of financial assets:	(4,032)	1,625	2,407	—
from stage 1 to stage 2	(11,840)	11,840	—	—
from stage 2 to stage 1	9,830	(9,830)	—	—
to stage 3	(3,260)	(1,949)	5,208	—
from stage 3	1,238	1,564	(2,801)	—
Net annual origination of financial assets	64,222	(6,378)	1,108	58,952
Becoming write-offs	(333)	(112)	(3,149)	(3,594)
Foreign exchange	(13,508)	(1,137)	(557)	(15,203)
Modifications that do not result in derecognition	29	78	36	144
Other	1,460	(250)	(78)	1,131
Balance at the end	409,023	31,780	14,213	455,016

During 2024, the criteria for identifying significant increases in credit risk were reviewed and updated. As part of this update, certain short-term portfolio transactions, as well as those meeting the expanded definition of the low credit risk exception (see Note 2.2.1), have been exempted from transfer to Stage 2 based on certain quantitative criteria. These changes have led to a significant reduction in the Stage 2 balance at the Group level during the last quarter of 2024, with the impact of these measures primarily concentrated in BBVA, S.A.

Changes in allowances of loans and advances at amortized cost. Year 2024 (Millions of Euros)
	Stage 1	Stage 2	Stage 3	Total
Balance at the beginning	(2,131)	(2,026)	(7,158)	(11,316)
Transfers of financial assets:	105	(370)	(2,766)	(3,031)
from stage 1 to stage 2	103	(697)	—	(594)
from stage 2 to stage 1	(53)	327	—	275
to stage 3	93	146	(3,498)	(3,259)
from stage 3	(38)	(146)	732	548
Net annual origination of allowances	(1,059)	10	(1,125)	(2,174)
Becoming write-offs	321	107	2,909	3,337
Foreign exchange	325	213	1,075	1,613
Modifications that do not result in derecognition	3	35	(342)	(304)
Other	30	183	33	246
Balance at the end	(2,406)	(1,848)	(7,375)	(11,630)
For the year ended December 31, 2024, the impairment charges recognized under the heading “Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification" amounted to €5,745 million (€4,428 million and €3,379 million for the years ended December 31, 2023 and 2022, respectively) (see Note 47).

Changes in gross carrying amount of loans and advances at amortized cost. Year 2023 (Millions of Euros)
	Stage 1	Stage 2	Stage 3	Total
Balance at the beginning	341,944	33,636	13,493	389,073
Transfers of financial assets:	(11,647)	10,463	1,184	—
from stage 1 to stage 2	(18,172)	18,172	—	—
from stage 2 to stage 1	7,639	(7,639)	—	—
to stage 3	(3,203)	(2,297)	5,500	—
from stage 3	2,089	2,226	(4,316)	—
Net annual origination of financial assets	34,334	(5,233)	2,663	31,764
Becoming write-offs	(186)	(76)	(2,889)	(3,150)
Foreign exchange	(2,833)	(635)	(369)	(3,838)
Modifications that do not result in derecognition	(60)	(16)	476	401
Other	(365)	(187)	(112)	(665)
Balance at the end	361,186	37,953	14,446	413,585

Changes in allowances of loans and advances at amortized cost. Year 2023 (Millions of Euros)
	Stage 1	Stage 2	Stage 3	Total
Balance at the beginning	(2,065)	(1,942)	(7,284)	(11,291)
Transfers of financial assets:	73	(336)	(2,527)	(2,790)
from stage 1 to stage 2	118	(681)	—	(563)
from stage 2 to stage 1	(113)	323	—	210
to stage 3	81	120	(2,935)	(2,734)
from stage 3	(13)	(97)	408	297
Net annual origination of allowances	(466)	(148)	(232)	(846)
Becoming write-offs	147	71	2,853	3,071
Foreign exchange	(52)	44	169	160
Modifications that do not result in derecognition	3	49	(304)	(252)
Other	229	235	167	631
Balance at the end	(2,131)	(2,026)	(7,158)	(11,316)

Changes in gross carrying amount of loans and advances at amortized cost. Year 2022 (Millions of Euros)
	Stage 1	Stage 2	Stage 3	Total
Balance at the beginning	300,167	34,213	14,657	349,037
Transfers of financial assets:	(5,041)	3,914	1,128	—
from stage 1 to stage 2	(12,726)	12,726	—	—
from stage 2 to stage 1	8,537	(8,537)	—	—
to stage 3	(1,941)	(1,831)	3,773	—
from stage 3	1,089	1,556	(2,645)	—
Net annual origination of financial assets	44,465	(4,201)	258	40,522
Becoming write-offs	(63)	(35)	(2,432)	(2,530)
Methodological changes and adoption of new standards ⁽¹⁾	(672)	—	—	(672)
Foreign exchange	2,447	18	(461)	2,004
Modifications that do not result in derecognition	(2)	29	113	140
Other	643	(301)	231	573
Balance at the end	341,944	33,636	13,493	389,073
(1) The entire impact corresponds to the application of IFRS 17 (See Note 1.3).

Changes in allowances of loans and advances at amortized cost. Year 2022 (Millions of Euros)
	Stage 1	Stage 2	Stage 3	Total
Balance at the beginning	(1,990)	(2,091)	(7,061)	(11,142)
Transfers of financial assets:	63	33	(1,570)	(1,473)
from stage 1 to stage 2	110	(397)	—	(287)
from stage 2 to stage 1	(91)	374	—	283
to stage 3	51	204	(1,917)	(1,662)
from stage 3	(7)	(148)	347	193
Net annual origination of allowances	(406)	(273)	(663)	(1,342)
Becoming write-offs	186	30	1,890	2,106
Foreign exchange	(87)	248	—	161
Modifications that do not result in derecognition	—	48	(160)	(112)
Other	168	64	279	511
Balance at the end	(2,065)	(1,942)	(7,284)	(11,291)
The loss allowances recorded in the balance sheet to cover the impairment estimated in the debt securities amounted to €169, €166 and €214 million as of December 31, 2024, 2023 and 2022, respectively. The variation is mainly due to changes in credit risk variations, mainly in Garanti BBVA, BBVA, S.A. and BBVA Argentina.
Additionally, the loss allowances recorded in the balance sheet to cover the impairment estimated in the commitments and guarantees given amounted to €667, €770 and €770 million as of December 31, 2024, 2023 and 2022, respectively (see Note 24). The variation is mainly driven by changes due to origination and acquisition in Garanti BBVA.
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

–At least two years must have elapsed since completion of the renegotiation or restructuring of the loan or, if later, the date of reclassification from the deteriorated category. Regular payments must have been made during at least half of this probation period. They may be reclassified to normal risk as long as the significant increase in credit risk has been reversed within two years, although they must remain identified as refinanced/restructured until the minimum two-year trial period ends.
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
For additional information on sovereign risk see Appendix IX.

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
Risk concentration related to the developer and Real Estate sector in Spain
As of December 31, 2024, there is no risk concentration in the developer and real estate sector, taking into account that its weight in total wholesale risks in Spain was approximately 10%, while compared with the total risks in the portfolio (wholesale and retail), the Real Estate risk assumed was around 4%.
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
7.3.1Interest rate risk and credit spread in the banking book
The structural interest-rate risk (hereinafter "IRRBB") is related to the potential impact that variations in market interest rates may have on an entity's earnings, through the impact on net interest income and on the valuation of instruments accounted for at fair value, as well as on the equity. In order to properly measure IRRBB, BBVA Group takes into account all the main sources of this risk: repricing risk, yield curve risk, option risk and basis risk.
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
These functions fall to the Global Asset & Liability Management (hereinafter "ALM") unit, within the Finance area, which, through ALCO, aims to guarantee the recurrence of results and preserve the solvency of the entity, always adhering to the risk profile defined by the management bodies of the BBVA Group.
IRRBB management is decentralized, and is carried out in each entity included in the structural balance sheet (banking book) of the BBVA Group with the supervision and coordination from the corporate unit of Global ALM, keeping the exposure to interest rates and credit spreads movements aligned with the strategy and the target risk profile of the Group, and in compliance with the regulatory requirements of the EBA guidelines.
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
The assumptions that characterize these balance sheet items must be understandable for the areas and bodies involved in risk management and control and remain duly updated, justified and documented. The modeling of these assumptions must be conceptually reasonable and consistent with the evidence based on historical experience, reviewed at least once a year and, if any, the behavior of the customers induced by the business areas. In order to provide the required dynamism to enhance the accuracy of assumptions and reflect specific market or management circumstances, risk models and metrics may incorporate parameters or adjustments based on expert judgment, subject to the internal governance measures established in this regard. Assumptions are regularly subject to a sensitivity analysis to assess and understand the impact of the modelling on the risk metrics.
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
In addition, the behavior modeling incorporates, where appropriate, the relationship between the evolution of the balance of deposits and the levels of market interest rates. Consequently, the effect of rate variations on the stability of the deposits as well as the potential migration between the different types of products (on demand and time deposits) in each interest rate scenario are incorporated.
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

The table below shows the profile of average structural interest rate risk and credit spread risk of the fixed income portfolio in the banking book classified as Held to Collect & Sale (HTC&S) in terms of sensitivities of the main currencies for the BBVA Group in 2024:

Sensitivity to interest-rate and credit spread analysis. Year 2024
	Interest rate risk				Credit spread
	Impact on net interest income (1)		Impact on economic value ⁽²⁾		Impact on economic value ⁽²⁾
	100 basis point increase	100 basis point decrease	100 basis point increase	100 basis point decrease	100 basis point increase
Euro	[0.5% , 1.5%]	[-1.5% , -0.5%]	[-2.5% , -1.5%]	[0.5% , 1.5%]	[-1.5% , -0.5%]
Mexican peso	[0.5% , 1.5%]	[-1.5% , -0.5%]	[-1.5% , -0.5%]	[0.5% , 1.5%]	[-0.5% , 0.5%]
U.S. dollar	[0.5% , 1.5%]	[-1.5% , -0.5%]	[0.5% , 1.5%]	[-1.5% , -0.5%]	[-0.5% , 0.5%]
Turkish lira	[-0.5% , 0.5%]	[-0.5% , 0.5%]	[-0.5% , 0.5%]	[-0.5% , 0.5%]	[-0.5% , 0.5%]
Other	[-0.5% , 0.5%]	[-0.5% , 0.5%]	[-0.5% , 0.5%]	[-0.5% , 0.5%]	[-0.5% , 0.5%]
BBVA Group	[1.5% , 2.5%]	[-3.5% , -2.5%]	[-3.5% , -2.5%]	[2.5% , 3.5%]	[-1.5% , -0.5%]
(1) Percentage of "12 months" net interest income for the BBVA Group.
(2) Percentage of CET1 (Fully Loaded) for BBVA Group.

Sensitivity to interest-rate and credit spread analysis. Year 2023
	Interest rate risk				Credit spread
	Impact on net interest income ⁽¹⁾		Impact on economic value ⁽²⁾		Impact on economic value ⁽²⁾
	100 basis point increase	100 basis point decrease	100 basis point increase	100 basis point decrease	100 basis point increase
Euro	[0.5% , 1.5%]	[-1.5% , -0.5%]	[-0.5% , 0.5%]	[-0.5% , 0.5%]	[-1.5% , -0.5%]
Mexican peso	[0.5% , 1.5%]	[-1.5% , -0.5%]	[-1.5% , -0.5%]	[0.5% , 1.5%]	[-0.5% , 0.5%]
U.S. dollar	[0.5% , 1.5%]	[-1.5% , -0.5%]	[0.5% , 1.5%]	[-1.5% , -0.5%]	[-0.5% , 0.5%]
Turkish lira	[-0.5% , 0.5%]	[-0.5% , 0.5%]	[-0.5% , 0.5%]	[-0.5% , 0.5%]	[-0.5% , 0.5%]
Other	[-0.5% , 0.5%]	[-0.5% , 0.5%]	[-0.5% , 0.5%]	[-0.5% , 0.5%]	[-0.5% , 0.5%]
BBVA Group	[1.5% , 3.5%]	[-3.5% , -1.5%]	[-1.5% , -0.5%]	[0.5% , 1.5%]	[-1.5% , -0.5%]
(1) Percentage of "12 months" net interest income for the BBVA Group.
(2) Percentage of CET1 (Fully Loaded) for BBVA Group.
At an aggregate level, BBVA seeks to maintain a limited risk profile, in accordance with the established objective within an environment of a cycle shift towards lower interest rates, having positive sensitivity to interest rate hikes in the net interest income.
In 2024, the actual and expected evolution of inflation, as well as the response of central banks to it, in addition to geopolitical events, have been the focus of the market's attention. In this sense, expectations regarding the number of rate cuts and their speed have been changing throughout the year, with some episodes of certain volatility.
Thus, while the ECB began its cycle of rate cuts in June and continued at its September, October and December meetings, the Federal Reserve cut rates in September with an initial 50 basis points, followed by an additional 25 basis points at its November meeting. Over the year as a whole, yield curves steepened, generally with falls in the short end and rises in the longer end. Spreads on peripheral curves continued to be well supported and narrowed during the year. The positivity observed in the American and European curves also carried over to Mexico and much of South America. Turkey, for its part, experienced a rebound in both real and nominal rates during the year. All in all, the Group's debt security portfolios performed heterogeneously during the year, with a notable increase in valuations in Spain, while they fell in Turkey.
The most relevant aspects related to the main geographical areas are the following:
–Spain has a balance sheet characterized by a lending portfolio with a high proportion of variable-rate loans (mortgages and corporate lending) and liabilities composed mainly by customer demand deposits. The ALCO portfolio acts as a management lever and hedge for the balance sheet, mitigating its sensitivity to interest rate fluctuations. In an environment of high rates, the exposure of net interest income to movements in interest rates remains limited.
–The reference interest rate in the Eurozone stood at 3.15% at the end of December 2024, the deposit facility rate at 3.00% and the marginal credit facility rate at 3.40%. Additionally, as announced in March 2024, the ECB reduced the differential between the reference interest rate and the deposit facility rate to 15 basis points in September 2024. Regarding reinvestments under the Pandemic Emergency Purchase Program (PEPP), they were ended at the end of 2024.

–Mexico continues to show a balance between fixed and variable interest rates balances, which results in a limited sensitivity to interest rates fluctuations. Among the assets that are most sensitive to interest rate changes, the commercial portfolio stood out, while consumer and mortgage portfolios are mostly at a fixed rate. With regard to customer deposits, the high proportion of non-interest bearing deposits, which are insensitive to interest rate movements, should be highlighted. The ALCO portfolio is invested primarily in fixed-rate sovereign bonds with limited durations. The monetary policy rate stood at 10.00% at the end of 2024, 125 basis points below the end-of-year level of 2023.
–In Turkey, deposit sensitivity is offset by the ALCO portfolio and loans (fixed rate and relatively short-term). Interest rate sensitivity remains limited thanks to the various management actions carried out by the Bank. In 2023, the Central Bank of the Republic of Turkey (hereinafter "CBRT") implemented successive increases in monetary policy rates, raising interest rates to 42.50% by the end of 2023. Subsequently, after maintaining the benchmark rates at 50% until November 2024, they were reduced to 47.50% by the end of December 2024. The CBRT is expected to continue lowering official rates, which is expected to be positive for the customer spread in 2025.

–In South America, the net interest income sensitivity continues to be limited since most of the countries in the area have a fixed/variable composition. In addition, in balance sheets with several currencies, the interest rate risk is managed for each of the currencies, showing a very low level of exposure. Regarding benchmark rates, in Peru it stood at 5.00% as of December 2024, 175 basis points below its 2023 closing level while in Colombia, the central bank set the benchmark interest rate at 9.50%, accumulating a cut of 350 basis points in 2024. In Argentina, the central bank maintains the benchmark interest rate at 32%, which is a decrease of 68 basis points compared to the end of December 2023.

7.3.2Structural exchange-rate risk
Structural exchange rate risk, is defined as the possibility of impacts on solvency, equity value and results driven by fluctuations in the exchange rates due to exposures in foreign currencies.
Structural exchange rate risk is inherent to the business of international banking groups, such as BBVA, that develop their activities in different geographical areas and currencies. At a consolidated level, structural exchange-rate risk arises from the consolidation of holdings in subsidiaries with functional currencies other than the euro. Its management is centralized in order to optimize the joint management of permanent foreign currency exposures, taking diversification into account.
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
The purpose of the exchange rate risk management of BBVA's long term investments, which arises mainly from its foreign franchises, is to preserve the capital ratios of the Group and to maintain the stability of the profits. The year 2024 was characterized by the strength of the dollar against the euro (+6.4%), reflecting the strength of the U.S. economy and the expectation that the new administration's policies will generate greater growth and inflation. Among the emerging currencies, the Mexican peso depreciated strongly (-13.1% against the euro) affected by the election results in Mexico and the new administration in the United States. The Turkish lira was again penalized in 2024 (-11.1%), but to a much lesser extent than in 2023. As for the performance of South American currencies, the Peruvian sol appreciated against the euro (+5.2%), the Colombian peso weakened (-7.8%), while the Chilean peso depreciated by -5.6%. Finally, the Argentine peso experienced a significant depreciation (-16.8%) but it did so in an environment of stabilization of the country's macroeconomic variables, which are expected to lay the foundations for future economic recovery.
BBVA maintains management policies for the main investments in emerging countries with the objective of reaching a coverage level, in average terms, between 40% and 50% of the aggregate attributable profit in non-euro currencies expected to be generated by the group in the next twelve months and around 70% of the aggregate excess capital in non-euro currencies in CET1. In relation to the CET1 capital ratio, the estimated sensitivities at the end of 2024 of a 10% depreciation in the relevant currency was as follows: Mexican peso (-9 basis points); Turkish lira (-4 basis points) and U.S. dollar (+20 basis points).

For the years 2024, 2023 and 2022, the estimated sensitivities (in absolute terms) of the result attributable to the parent company are shown below, taking into account the coverage, against depreciations and appreciations of 1% of the average rate in the main currencies. To the extent that hedging positions are periodically modulated, the sensitivity estimate attempts to reflect an average (or effective) sensitivity in the year:

Sensitivity to 1% change (Millions of Euros)
Currency	2024	2023	2022
Mexican peso	27.8	25.8	19.1
Turkish lira	3.3	4.4	3.5
Peruvian sol	1.4	0.9	0.7
Chilean peso	0.2	0.2	0.4
Colombian peso	0.4	1.0	0.9
Argentine peso	1.8	1.3	1.9
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
Equity markets performed very positively in 2024 but with more modest gains in Europe than in the United States, reflecting the differences in economic dynamism in both blocks. The monetary easing cycle initiated by central banks supported stock market increases, but were prevented from converging towards official targets by persistent inflation. The technology sector led the increases in the United States, driven by the adoption of artificial intelligence solutions, while in Europe, the banking sector performed exceptionally well, enabling it to lead the European stock markets. At the local level, the Spanish stock market presented one of the best performances at the European level, although with less dynamism than in 2023. Telefónica, where the Group holds a stake classified as equity in its banking book, performed in line with the evolution of the European telecommunications sector.
Structural equity risk, measured in terms of economic capital, has increased during the last year due to the higher exposure taken. The aggregate sensitivity of the BBVA Group’s consolidated equity to a 1% fall in the price of shares of the companies making up the equity portfolio amounted to €-27 million as of December 31, 2024, compared to €-24 million as of December 31, 2023. This estimation takes into account the exposure in shares valued at market prices, or if not applicable, at fair value (excluding the positions in the Treasury Area portfolios) and the net delta-equivalent positions in derivatives on the same underlyings.
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
Additionally, market risk may be affected by ESG factors due to the effect they may have on the Group, clients and counterparties (see Note 7.1).

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
The metrics developed to control and assess market risk in the BBVA Group are aligned with market practices and are implemented consistently across all the local market risk units.
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
With respect to the risk measurement models used by the BBVA Group, the Supervisor has authorized the use of the internal market risk model to determine bank capital requirements deriving from risk positions on the BBVA, S.A. and BBVA Mexico trading book, which jointly accounted for around 66%, 76% and 63% of the Group’s trading-book market risk as of December 31, 2024, 2023 and 2022. For the rest of the geographical areas where the Group operates (applicable mainly to the Group´s South America subsidiaries and Garanti BBVA), bank capital for the risk positions in the trading book is calculated using the Standardized Approach defined by the Basel Committee on Banking Supervision (which is referred to herein as the "standard model”).
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
The VaR figures are estimated based on the VaR without smoothing methodology, which awards equal weight to the daily information for the previous two years. This is currently the official methodology for measuring market risks for the purpose of monitoring compliance with risk limits. The VaR stress metric is obtained in an analogous way (99% percentile, with 1-day loss), with a fixed window of 1 year within the established stress period, subject to revision and being specific to each geographical area to represent its stress period.
The use of VaR by historical simulation methodology as a risk metric has many advantages, but also certain limitations, among which it is worth highlighting:
–The estimate of the maximum daily loss of the Global Markets portfolio positions (with a confidence level of 99%) depends on the market movements of the last two years, not picking up the impact of large market events if they have not occurred within that historical window.
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
–Specific Risk - Incremental Risk Capital (“IRC”): Quantification of the risks of default and changes of the credit ratings of the bond and derivative positions and debt funds with daily look-through or significant benchmark (correlation > 90%) in the trading portfolio. The IRC charge is exclusively applied in entities in respect of which the internal market risk model is used (i.e. BBVA, S.A. and BBVA Mexico). The IRC charge is determined based on the associated losses (calculated at 99.9% confidence level over a one-year horizon under the hypothesis of constant risk) due to a rating change and/or default of the issuer with respect to an asset. In addition, the price risk is included in sovereign positions for the specified items.
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
Market risk in 2024
The Group’s market risk related to its trading portfolio remained in 2024 at low levels compared to other risks managed by BBVA, particularly credit risk. This is due to the nature of the business. In 2024, the average VaR was €37 million, above the figure of 2023, with a maximum level in the year reached on February 19, 2024 of €50 million. The evolution in the BBVA Group’s market risk during 2024, measured as VaR with a 99% confidence level and a 1-day horizon (shown in Millions of Euros) is as follows:

50
40
30
20
10
0
-10
-20
-30
-40
-50
Jan-24
Feb-24
Mar-24
Apr-24
May-24
Jun-24
Jul-24
Aug-24
Sep-24
Oct-24
Nov-24
Dec-24
Interest + spread
Total
FX
Vega/Correlation
Stock Market
Diversification

By type of market risk assumed by the Group's trading portfolio, the main risk factor for the Group continued to be that linked to interest rates, with a weight of 78% of the total as of December 31, 2024 (this figure includes the spread risk). The relative weight of this risk has increased 8 percentage points compared with the close of 2023. Exchange-rate risk accounted for 11% of the total risk, maintaining its weight with respect to December 2023, while equity, volatility and correlation risk has decreased, with a weight of 3% and 8% respectively, which implies a reduction of their relative weights of 3 and 5 percentage points, respectively, with respect to 2023.

As of December 31, 2024, 2023 and 2022 the VaR was €34 million, €36 million and €29 million, respectively, with the following breakdown:

VaR by Risk Factor (Millions of Euros) ⁽¹⁾
	Interest/Spread risk	Currency risk	Stock-market risk	Vega/Correlation risk	Diversification effect ⁽²⁾	Total
2024
VaR average in the year	41	7	2	6	(20)	37
VaR max in the year	55	10	2	7	(23)	50
VaR min in the year	33	7	2	6	(19)	28
End of period VaR	37	5	2	4	(14)	34
2023
VaR average in the year	36	8	2	7	(22)	31
VaR max in the year	43	6	17	8	(33)	42
VaR min in the year	23	9	—	9	(23)	19
End of period VaR	41	6	4	8	(23)	36
2022
VaR average in the year	33	8	3	7	(23)	27
VaR max in the year	35	12	2	11	(24)	36
VaR min in the year	25	10	2	11	(28)	19
End of period VaR	32	13	7	5	(28)	29
(1) The maximum and minimum VaR figures show the VaR figures for the day on which said maximum and minimum VaRs occurred in the relevant year, by type of risk.
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
Two types of backtesting have been carried out in 2024, 2023 and 2022:
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
Between January 1, 2024 and December 31, 2024, and for the year ended December 31, 2024, the backtesting of the internal VaR calculation model was carried out, comparing the daily results obtained to the risk level estimated by the internal VaR calculation model. In that period, there was no negative exception neither in BBVA, S.A nor in BBVA Mexico.
At the end of the year the comparison showed the internal VaR calculation model was working correctly, thus validating the internal VaR calculation model, as has been the case each year since the internal market risk model was approved for the Group.
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
–Increased volatility in most of the financial markets giving rise to a great deal of variation in the prices of different assets (currency, equity, debt).

–Liquidity shock in the financial systems, reflected by a major movement in interbank curves, particularly in the shortest sections of the euro and dollar curves.
Simulated scenarios
Unlike the historical scenarios, which are fixed and therefore not suited to the composition of the risk portfolio at all times, the scenario used for the exercises of economic stress is based on resampling methodology. This methodology is based on the use of dynamic scenarios that are recalculated periodically depending on the main risks affecting the trading portfolios. On a data window wide enough to collect different periods of stress (data are taken from January 1, 2008 until the date of the assessment), a simulation is performed by resampling of historic observations, generating a distribution of losses and gains that serve to analyze extreme market events within the selected historical window. The advantage of this methodology is that the period of stress is not predetermined, but depends on the portfolio maintained at each time, and making a large number of simulations (10,000 simulations) allows a greater richness of information for the analysis of expected shortfall than what is available in the scenarios included in the calculation of VaR.
The main features of this approach are: a) the generated simulations respect the correlation structure of the data, b) there is flexibility in the inclusion of new risk factors and c) it allows the introduction of a lot of variability in the simulations (desirable for considering extreme events).
The impact of the stress test under multivariable simulation of the risk factors of the portfolio based on the expected shortfall (expected shortfall calculated at a 97.5% confidence level, 20 days) as of December 31, 2024 is as follows:

Impact of the stress test (Millions of Euros)
0	Europe	Mexico	Peru	Venezuela	Argentina	Colombia	Turkey
Expected shortfall	(132)	(66)	(25)	—	(29)	(3)	(10)
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

A summary of the effect of offsetting (via netting and collateral) for derivatives and securities operations is presented below as of December 31, 2024, 2023 and 2022:

Effect of offsetting for derivatives and securities operation (Millions of Euros)
					Gross amounts not offset in the consolidated balance sheets
	Notes	Gross amounts recognized (A)	Gross amounts offset in the consolidated balance sheets (B)	Net amount presented in the consolidated balance sheets (C=A-B)	Financial instruments	Cash collateral received/ pledged	Net amount ⁽¹⁾
December 2024
Trading and hedging derivatives	10 / 15	45,523	8,362	37,161	27,446	9,566	148
Reverse repurchase, securities borrowing and similar agreements		65,401	19,397	46,005	45,959	—	46
Total assets		110,924	27,759	83,165	73,405	9,566	194
Trading and hedging derivatives	10 / 15	43,924	8,362	35,562	27,446	7,658	458
Repurchase, securities lending and similar agreements		87,893	19,397	68,497	68,497	—	—
Total liabilities		131,818	27,759	104,059	95,943	7,658	458
December 2023
Trading and hedging derivatives	10 / 15	44,641	8,866	35,775	25,171	9,532	1,072
Reverse repurchase, securities borrowing and similar agreements		80,227	—	80,227	79,980	—	248
Total assets		124,869	8,866	116,003	105,151	9,532	1,320
Trading and hedging derivatives	10 / 15	44,536	8,866	35,670	27,354	7,013	1,303
Repurchase, securities lending and similar agreements		104,920	—	104,920	104,920	—	—
Total liabilities		149,456	8,866	140,590	132,274	7,013	1,303
December 2022
Trading and hedging derivatives	10 / 15	52,354	10,554	41,800	31,019	9,824	957
Reverse repurchase, securities borrowing and similar agreements		47,111	—	47,111	47,069	—	41
Total assets		99,465	10,554	88,911	78,088	9,824	998
Trading and hedging derivatives	10 / 15	51,767	10,554	41,213	31,028	8,990	1,195
Repurchase, securities lending and similar agreements		54,382	—	54,382	52,701	586	1,095
Total liabilities		106,149	10,554	95,594	83,729	9,576	2,290
(1) It corresponds to the aggregation of the net amounts presented in the balance sheet, less the gross amount which is not offset in the balance sheet, corresponding to each Group entity that records a deficit in this regard.
Financial assets and liabilities are offset, and consequently are presented in the consolidated balance sheet at their net value under the relevant captions (i.e., derivatives, repurchase agreements and reverse repurchase agreements), where the Group maintains netting agreements and there is an intention to settle their net amount. Regarding certain repurchase agreements and reverse repurchase agreements, since 2024, the Group fulfils both conditions. Where netting agreements do not exist, the market value of the relevant products is recorded in the balance of the repurchase agreements and reverse repurchase agreements captions.
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
Liquidity and Funding Risk Management aims to maintain a balance sheet structure which allows a sustainable business model. The Group’s liquidity and funding strategy is based on the following pillars:
–The principle of the funding self-sufficiency of its subsidiaries, meaning that each of the Liquidity Management Units (hereinafter "LMU") must cover its funding needs independently on the markets where it operates. This avoids possible contagion due to a crisis affecting one or more of the Group’s LMU.
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
7.5.2Governance, monitoring and mitigation measures
The responsibility for liquidity and funding management in the development of normal business activity lies with the Finance area as a first line of defense in managing the risks inherent to this activity, in accordance with the principles established by the EBA and in line with the most demanding standards, policies, procedures and controls in the framework established by the governing bodies. Finance, through the Balance-Sheet Management area, plans and executes the funding of the structural long-term gap of each LMU and proposes to the ALCO the actions to be taken on this matter, in accordance with the policies established by the Risk Committee in line with the metrics of the Risk Appetite Framework approved by the Board of Directors.
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
The stress tests conducted on a regular basis by GRM reveal that BBVA maintains a sufficient buffer of liquid assets to deal with the estimated liquidity outflows in a scenario resulting from the combination of a systemic crisis and an unexpected internal crisis, including in the scenario of a significant downgrade of the Bank’s rating by up to three notches.
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
During 2024, liquidity conditions remained adequate in all the countries where the BBVA Group operates.
The performance of the indicators show that the funding structure remained steady during 2024, 2023 and 2022, in the sense that all LMU held self-funding levels with stable customer resources above the requirements.

LtSCD by LMU
	2024	2023	2022
Group (average)	102%	99%	96%
BBVA, S.A.	101%	100%	98%
BBVA Mexico	115%	102%	98%
Garanti BBVA	90%	78%	83%
Other LMU	99%	104%	96%
With respect to LCR, the Group has maintained a liquidity buffer at both a consolidated and individual level in 2024. As a result, the ratio has remained above 100%, with the consolidated ratio as of December 31, 2024 standing at 134%.
Although this requirement is only established at a Group level, for banks in the Eurozone, the minimum level required was exceeded in all subsidiaries.
It should be noted that the calculation of the Consolidated LCR does not allow the transfer of liquidity between subsidiaries, so no excess liquidity may be transferred from these entities for the purpose of calculating the consolidated ratio.
If the impact of these highly liquid assets was considered, the LCR would be 162%, or 28 basis points above the required level.

LCR main LMU
	2024	2023	2022
Group	134%	149%	159%
BBVA, S.A.	156%	178%	186%
BBVA Mexico	146%	192%	199%
Garanti BBVA	141%	212%	185%
One of the key elements in BBVA's Group liquidity and funding management is the targeted maintenance of large high quality liquidity buffers in all business areas where the group operates.
Each entity maintains a liquidity buffer at the individual level for BBVA, S.A. and for each of its subsidiaries, such as BBVA Mexico, Garanti BBVA and the Latin American subsidiaries.
In this respect, the Group has maintained for the last 12 months an average volume of high quality liquid assets (HQLA) amounting to €130,613 million, of which 97% correspond to maximum quality assets (LCR Level 1).

The table below shows the liquidity available by instrument as of December 31, 2024, 2023 and 2022 for the most significant entities based on prudential supervisor’s information (Commission Implementing Regulations (EU) 2021/451 of December 17, 2020):

Liquidity available by instrument (Millions of Euros)
	BBVA, S.A.			BBVA Mexico			Garanti BBVA			Other
	2024	2023	2022	2024	2023	2022	2024	2023	2022	2024	2023	2022
Cash and withdrawable central bank reserves	16,004	43,931	48,271	12,001	9,712	12,865	10,344	9,899	6,731	8,101	5,921	5,265
Level 1 tradable assets	50,199	31,606	33,081	8,783	20,345	13,974	6,402	6,117	9,165	8,749	8,429	7,836
Level 2A tradable assets	194	919	3,450	327	246	47	—	—	—	—	—	—
Level 2B tradable assets	3,762	2,916	3,471	159	132	35	—	—	—	31	—	1
Other tradable assets	46,537	44,324	22,708	598	469	467	816	398	285	926	753	1,035
Non tradable assets eligible for central banks	11	—	—	—	—	—	—	—	—	—	—	—
Cumulated counterbalancing capacity	116,706	123,696	110,981	21,869	30,903	27,388	17,562	16,414	16,181	17,806	15,102	14,136
The Net Stable Funding Ratio (NSFR), defined as the result between the amount of stable funding available and the amount of stable funding required, requiring banks to maintain a stable financing profile in relation to the composition of their assets and off-balance sheet activities. This ratio should be at least 100% at all times. The NSFR ratio of the BBVA Group, stood at 127% as of December 31, 2024.
The NSFR of BBVA Group and its main LMU as of December 31, 2024, 2023 and 2022, was the following:

NSFR main LMU
	2024	2023	2022
Group	127%	131%	135%
BBVA, S.A.	119%	120%	125%
BBVA Mexico	131%	140%	143%
Garanti BBVA	149%	178%	166%
Below is a matrix of residual maturities by contractual periods based on supervisory prudential reporting as of December 31, 2024, 2023 and 2022:

December 2024. Contractual maturities (Millions of Euros)
	Demand	Up to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 3 years	3 to 5 years	Over 5 years	Total
ASSETS
Cash, cash balances at central banks and other demand deposits	11,125	38,087	—	—	—	—	—	—	—	—	49,212
Deposits in credit entities	—	5,246	541	1,165	647	918	861	351	33	41	9,805
Deposits in other financial institutions	—	2,677	1,642	970	929	1,130	1,577	1,526	1,369	681	12,502
Reverse repo, securities borrowing and margin lending	—	34,310	10,594	5,025	1,911	3,138	5,782	3,675	3,008	122	67,565
Loans and advances	—	34,605	38,547	29,770	16,928	19,715	44,537	34,618	51,469	105,649	375,837
Securities' portfolio settlement	—	2,861	2,741	6,084	2,531	5,922	20,625	20,053	21,972	44,850	127,640

December 2024. Contractual maturities (Millions of Euros)
	Demand	Up to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 3 years	3 to 5 years	Over 5 years	Total
LIABILITIES
Wholesale funding	—	2,484	4,816	5,536	3,347	3,685	8,517	11,386	7,530	28,306	75,608
Deposits from financial institutions	2,600	6,070	476	644	130	732	558	242	570	743	12,765
Deposits from other financial institutions and international agencies	6,950	9,247	2,466	1,584	922	503	1,256	477	433	742	24,581
Customer deposits	318,252	50,789	23,758	11,580	3,888	4,329	2,055	569	834	787	416,841
Security pledge funding	—	74,614	14,093	5,452	2,355	4,157	2,223	366	1,454	445	105,159
Derivatives, net	—	(388)	(73)	(142)	70	142	549	(122)	5	(87)	(46)

December 2023. Contractual maturities (Millions of Euros)
	Demand	Up to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 3 years	3 to 5 years	Over 5 years	Total
ASSETS
Cash, cash balances at central banks and other demand deposits	10,353	61,678	—	—	—	—	—	—	—	—	72,031
Deposits in credit entities	—	4,676	393	543	594	602	602	136	24	102	7,672
Deposits in other financial institutions	—	1,288	1,261	1,049	385	649	2,019	965	974	1,291	9,882
Reverse repo, securities borrowing and margin lending	—	42,407	21,683	6,890	3,398	2,596	3,319	3,817	2,133	139	86,382
Loans and advances	—	28,644	30,850	28,239	16,434	19,029	41,267	32,769	45,116	104,086	346,433
Securities' portfolio settlement	—	2,167	6,011	2,633	2,578	11,950	15,266	14,016	29,245	34,558	118,424

December 2023. Contractual maturities (Millions of Euros)
	Demand	Up to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 3 years	3 to 5 years	Over 5 years	Total
LIABILITIES
Wholesale funding	—	1,187	3,889	8,518	4,935	4,225	10,296	7,990	11,175	22,424	74,639
Deposits from financial institutions	2,092	3,669	1,076	715	119	605	795	46	198	695	10,011
Deposits from other financial institutions and international agencies	8,507	5,526	2,806	1,036	834	841	1,033	618	695	638	22,535
Customer deposits	304,096	44,745	16,225	11,855	3,905	5,500	1,753	1,029	758	1,092	390,959
Security pledge funding	—	86,908	30,028	6,107	2,274	1,821	2,630	1,111	2,060	677	133,615
Derivatives, net	—	(21)	(30)	6	(62)	(267)	69	45	(135)	(2,616)	(3,009)

December 2022. Contractual maturities (Millions of Euros)
	Demand	Up to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 3 years	3 to 5 years	Over 5 years	Total
ASSETS
Cash, cash balances at central banks and other demand deposits	9,227	66,497	—	—	—	—	—	—	—	—	75,724
Deposits in credit entities	—	3,870	319	433	434	468	242	183	6	83	6,040
Deposits in other financial institutions	3	2,199	1,012	746	516	344	971	816	551	830	7,988
Reverse repo, securities borrowing and margin lending	—	31,049	5,743	3,368	1,432	1,127	4,582	1,354	2,400	289	51,343
Loans and advances	99	24,622	32,009	25,622	14,827	16,766	41,049	32,510	43,828	96,201	327,534
Securities' portfolio settlement	1	4,031	4,107	8,200	4,305	4,746	18,417	8,744	23,307	31,480	107,338

December 2022. Contractual maturities (Millions of Euros)
	Demand	Up to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 3 years	3 to 5 years	Over 5 years	Total
LIABILITIES
Wholesale funding	—	1,841	4,434	1,050	3,148	2,017	6,318	9,423	13,282	18,145	59,658
Deposits from financial institutions	2,176	7,885	628	806	56	694	648	211	396	399	13,899
Deposits from other financial institutions and international agencies	7,392	5,760	1,465	464	379	758	700	293	594	727	18,532
Customer deposits	302,667	38,951	18,542	6,776	2,575	2,870	1,476	1,276	798	273	376,203
Security pledge funding	—	51,638	14,543	17,736	866	1,503	8,136	1,524	3,493	575	100,013
Derivatives, net	—	(253)	24	(1,010)	(23)	175	40	(153)	(466)	(3,717)	(5,383)
With regard to the financing structure, the loan portfolio is mostly financed by retail deposits. The “demand” maturity bucket mainly contains the retail customer sight accounts whose behavior historically showed a high level of stability and little concentration. According to a behavior analysis which is done every year in every entity, this type of account is considered to be stable and for liquidity risk purposes receives a better treatment.
The most relevant aspects related to the main geographical areas are the following:

–In Spain, BBVA, S.A. has maintained a position with a high-quality liquidity buffer, having repaid the entire TLTRO III program, maintaining at all times the regulatory liquidity metrics well above the set minimums. During 2024, commercial activity has shown dynamism, experiencing higher growth in lending than in customer deposits.
–BBVA Mexico showed an adequate liquidity situation, even though the credit gap increased in 2024 as a result of the strong dynamism of credit and contained growth in deposits as a result of management efforts to restrain the cost of funds.

–In Turkey, the credit gap in local currency grew in 2024, with loan growth outpacing deposits. Regarding the credit gap in foreign currency, an increase was also recorded in 2024, mainly originated by an increase in loans and a decrease in deposits. The liquidity buffer has been reduced, mainly due to the relevant reserve requirement for foreign currency deposits (which led to an increase in loans to the CBRT) and the mentioned increase in the credit gap. During 2024, the CBRT has continued updating its measures to de-dollarize the economy and control inflation.

–In South America, liquidity remained adequate throughout the region in 2024. In BBVA Argentina, the growth of excess liquidity in Argentine pesos slowed, due to the increase in loans in the last quarter of the year, which exceeded deposits, despite a strong increase in U.S. dollar deposits. In BBVA Colombia, the credit gap decreased in the year favored by the growth in deposits. BBVA Peru has shown a decrease in credit gap in 2024, with greater growth in deposits than in loans, both in local currency and in U.S. dollars.

The main wholesale financing transactions carried out by the BBVA Group during 2024 are listed below:

Issuer	Type of issue	Date of issue	Nominal (millions)	Currency	Coupon	Early redemption	Maturity date
BBVA, S.A.	Senior preferred	Jan-24	1,250	EUR	3.875%	—	Jan-34
	Tier 2	Feb-24	1,250	EUR	4.875%	Nov-30 to Feb-31	Feb-36
	Senior preferred	Mar-24	1,000	USD	5.381%	—	Mar-29
	Senior non-preferred	Mar-24	1,000	USD	6.033%	Mar-34	Mar-35
	Senior preferred (green bond)	Mar-24	1,000	EUR	3.500%	—	Mar-31
	Senior preferred	Jun-24	1,000	EUR	3 month Euribor rate + 45 basis points	—	Jun-27
	Senior preferred	Jun-24	750	EUR	3.625%	—	Jun-30
	AT1 (CoCo)	Jun-24	750	EUR	6.875%	Dec-30 to Jun-31	Perpetual
	Tier 2	Aug-24	1,000	EUR	4.375%	May-31 to Aug-31	Aug-36
Additionally, BBVA, S.A. redeemed two capital issuances in 2024: in February 2024, a Tier 2 issuance of subordinated bonds issued in February 2019, for an amount of €750 million and, in March 2024, on its first date of optional redemption, an AT1 issued in 2019, for an amount of €1 billion (see Note 22.4.1). Likewise, in December 2024, a redemption of a Tier 2 issuance of subordinated bonds issued in January 2020, for an amount of €1 billion, was announced and it was effectively redeemed in January 2025. Furthermore, on January 14, 2025, BBVA, S.A. issued an AT1 for an amount of USD 1 billion, with an early redemption option after seven years. On January 28, 2025, BBVA announced its irrevocable decision to fully redeem on March 5, 2025, an AT1 issued in 2019 for USD 1 billion (see Note 22.4). In addition, on February 17, 2025 BBVA, S.A. announced a 12-year Tier 2 subordinated bond of €1 billion to be issued on February 25, with a call option in February 2032.
In January 2024, BBVA Mexico issued Tier 2 bonds for USD 900 million with a maturity of 15 years and an early repayment option in 10 years with a coupon of 8.125%. Additionally, in April 2024, BBVA Mexico issued bank stock certificates for 15 billion Mexican pesos in two tranches. In addition, in September 2024, BBVA Mexico carried out a debt issuance of USD 600 million for a term of five years and a fixed rate of 5.25%. Lastly, in October 2024, BBVA Mexico issued local bonds for the equivalent of 15.98 billion Mexican pesos in three tranches, one of them for USD 200 million.
In Turkey, Garanti BBVA issued two Tier 2 ten-year bonds in 2024, both with an early redemption option after five years. The first, in February 2024, amounted to USD 500 million, and the second, in December 2024, amounted to USD 750 million. Simultaneously with this second issuance, a tender offer was made for a Tier 2 bond maturing in 2027, which was accepted by bondholders for a total of USD 134 million, and in December 2024, it announced the full redemption of a 750 million Turkish lira Tier 2 bond that was completed in February 2025. Additionally, in June 2024, Garanti BBVA renewed the total syndicated loan based on environmental, social and governance (ESG) criteria, which consists of two separate tranches of USD 241 million (SOFR+2.50%) and €179 million (Euribor+2.25%), respectively. Finally, in December 2024, Garanti BBVA announced the signing of a syndicated loan of USD 244 million (SOFR+1.75%) and €162.4 million (Euribor+1.50%) with a maturity of 367 days.
BBVA Peru issued, in March 2024, Tier 2 bonds in the international market for USD 300 million, with a 6.20% coupon, a 10.25-year maturity and an early redemption option in the fifth year. Alongside this issuance, a repurchase offer was launched on a USD 300 million Tier 2 subordinated bond maturing in September 2029, with USD 163 million being repurchased; the remaining USD 137 million was redeemed through the execution of the associated call option in September 2024. In December 2024, it issued the first tranche of a USD100 million social bond for a term of 5 years at SOFR+1.35%.

BBVA Colombia, together with the International Finance Corporation (IFC) and the Inter-American Development Bank (IDB) announced, in July 2024, the launch of a green biodiversity bond for an amount of USD 70 million and a term of three years. It also received a 5-year USD 50 million loan from CAF in the area of Biodiversity. Lastly, in November 2024, the first tranche of a USD 50 million subordinated bond (Tier 2) with IDB was disbursed.
BBVA Argentina issued in September 2024 in the local market the equivalent of approximately €23 million in senior debt at a floating rate of Badlar (Buenos Aires Deposits of Large Amount Rate) +5%. In addition, in December 2024 it issued two senior debt issuances, one for approximately €14 million at a TEM (Tasa Efectiva Mensual Vencida) rate of 2.75% and the other for approximately €35 million at a TAMAR (Tasa Mayorista de Argentina) +2.74% rate.
7.5.4Asset encumbrance
As of December 31, 2024, 2023 and 2022, the encumbered (those provided as collateral for certain liabilities) and unencumbered assets are broken down as follows:

Encumbered and unencumbered assets (Millions of Euros)
	Encumbered assets						Unencumbered assets
	Book value			Fair value			Book value			Fair value
	2024	2023	2022	2024	2023	2022	2024	2023	2022	2024	2023	2022
Assets	68,268	78,586	92,916				704,134	696,972	619,177
Equity instruments	834	592	819	834	592	819	17,159	13,176	11,293	17,159	13,176	11,293
Debt securities	43,404	51,458	33,533	45,639	50,818	32,291	102,333	88,976	92,665	102,333	88,976	92,665
Loans and advances and other assets	24,030	26,535	58,563				584,641	594,821	515,218
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
As of December 31, 2024, 2023 and 2022, collateral pledges received mainly due to repurchase agreements and securities lending, and those which could be committed in order to obtain funding are provided below:

Collateral received (Millions of Euros)
	Fair value of encumbered collateral received or own debt securities issued			Fair value of collateral received or own debt securities issued available for encumbrance			Fair value of collateral received or own debt securities issued not available for encumbrance
	2024	2023	2022	2024	2023	2022	2024	2023	2022
Collateral received	40,877	73,836	40,701	14,917	14,825	9,415	1,151	996	1,279
Equity instruments	215	1,019	323	162	51	759	—	—	—
Debt securities	40,663	72,817	40,378	14,754	14,774	8,656	1,151	996	1,279
Loans and advances and other assets	—	—	—	—	—	—	—	—	—
Own debt securities issued other than own covered bonds or ABSs	—	—	—	66	74	92	—	—	—
The guarantees received in the form of reverse repurchase agreements or security lending transactions are committed by their use in repurchase agreements, as is the case with debt securities.
As of December 31, 2024, 2023 and 2022, financial liabilities issued related to encumbered assets in financial transactions as well as their book value were as follows:

Sources of encumbrance (Millions of Euros)
	Matching liabilities, contingent liabilities or securities lent			Assets, collateral received and own debt securities issued other than covered bonds and ABSs encumbered
	2024	2023	2022	2024	2023	2022
Book value of financial liabilities	109,833	151,766	122,400	107,067	149,853	128,628
Derivatives	17,047	15,895	15,950	14,698	13,756	16,699
Deposits	84,604	126,777	95,728	81,938	126,543	99,077
Outstanding subordinated debt	8,182	9,094	10,722	10,431	9,554	12,852
Other sources	1,141	1,066	731	2,079	2,568	4,989

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
BBVA has established, at a geographic level, a structure of Risk Operational Admission and Product Governance Committees responsible for validating and approving new products or types of financial assets and liabilities before being contracted. Local management responsible for valuation, which are independent from the business, are members of these committees.
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
Additionally, for financial assets and liabilities that show significant uncertainty in inputs or model parameters used for valuation, criteria are established to measure said uncertainty and activity limits are set based on these. Finally, these measurements are compared, as much as possible, against other sources such as the measurements obtained by the business teams and/or those obtained by other market participants.
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
–Level 3: Valuation of financial instruments with valuation techniques that use significant unobservable inputs in the market. As of December 31, 2024, the affected instruments at fair value accounted for approximately 0.66% of financial assets and 0.48% of the Group’s financial liabilities. Model selection and validation is undertaken by control areas outside the business areas.

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
The fair value of the Group's financial instruments recognized at fair value in the consolidated balance sheets is presented below, broken down according to the valuation method used to determine their fair value, and their respective book value as of December 31, 2024, 2023 and 2022:

Fair value of financial instruments recognized at fair value by levels. December 2024 (Millions of Euros)
	Notes	Book value	Fair value
			Level 1	Level 2	Level 3
ASSETS
Financial assets held for trading	10	108,948	26,332	80,323	2,292
Derivatives		36,003	969	34,591	443
Equity instruments		6,760	6,602	76	83
Debt securities		27,955	18,762	8,438	756
Loans and advances		38,230	—	37,218	1,011
Non-trading financial assets mandatorily at fair value through profit or loss	11	10,546	8,511	617	1,418
Equity instruments		9,782	8,309	107	1,365
Debt securities		407	202	173	31
Loans and advances		358	—	336	21
Financial assets designated at fair value through profit or loss	12	836	774	62	—
Debt securities		836	774	62	—
Financial assets at fair value through other comprehensive income	13	59,002	50,354	7,515	1,133
Equity instruments		1,451	1,157	79	216
Debt securities		57,526	49,173	7,436	917
Loans and advances to credit institutions		25	25	—	—
Derivatives – Hedge accounting	15	1,158	—	1,158	—
LIABILITIES
Financial liabilities held for trading	10	86,591	14,308	71,072	1,211
Trading derivatives		33,059	1,118	31,400	541
Short positions		13,878	13,189	673	15
Deposits		39,654	—	38,999	656
Financial liabilities designated at fair value through profit or loss	12	14,952	—	12,865	2,087
Deposits from credit institutions		—	—	—	—
Customer deposits		934	—	934	—
Debt certificates issued		4,597	—	2,511	2,087
Other financial liabilities		9,420	—	9,420	—
Derivatives – Hedge accounting	15	2,503	—	2,480	23

Fair value of financial instruments recognized at fair value by levels. December 2023 (Millions of Euros)
	Notes	Book value	Fair value
			Level 1	Level 2	Level 3
ASSETS
Financial assets held for trading	10	141,042	21,972	116,905	2,165
Derivatives		34,293	144	33,880	269
Equity instruments		4,589	4,494	24	71
Debt securities		28,569	17,333	11,081	155
Loans and advances		73,590	—	71,921	1,669
Non-trading financial assets mandatorily at fair value through profit or loss	11	8,737	7,028	493	1,216
Equity instruments		7,963	6,742	72	1,148
Debt securities		484	286	132	66
Loans and advances to customers		290	—	288	2
Financial assets designated at fair value through profit or loss	12	955	908	47	—
Debt securities		955	908	47	—
Financial assets at fair value through other comprehensive income	13	62,205	52,987	8,335	883
Equity instruments		1,217	1,026	52	139
Debt securities		60,963	51,961	8,258	745
Loans and advances to credit institutions		26	—	26	—
Derivatives – Hedge accounting	15	1,482	—	1,482	—
LIABILITIES
Financial liabilities held for trading	10	121,715	14,133	106,382	1,201
Trading derivatives		33,045	191	32,111	743
Short positions		15,735	13,942	1,750	44
Deposits		72,935	—	72,520	415
Financial liabilities designated at fair value through profit or loss	12	13,299	—	11,073	2,227
Deposits from credit institutions		—	—	—	—
Customer deposits		717	—	717	—
Debt certificates issued		3,977	—	1,751	2,227
Other financial liabilities		8,605	—	8,605	—
Derivatives – Hedge accounting	15	2,625	—	2,586	39

Fair value of financial instruments recognized at fair value by levels. December 2022 ⁽¹⁾ (Millions of Euros)
	Notes	Book value	Fair value
			Level 1	Level 2	Level 3
ASSETS
Financial assets held for trading	10	110,671	22,710	85,636	2,325
Derivatives		39,908	795	38,140	974
Equity instruments		4,404	4,369	—	34
Debt securities		24,367	16,284	7,934	148
Loans and advances		41,993	1,262	39,562	1,169
Non-trading financial assets mandatorily at fair value through profit or loss	11	6,888	5,720	151	1,017
Equity instruments		6,511	5,457	40	1,014
Debt securities		129	19	111	—
Loans and advances to customers		247	245	—	3
Financial assets designated at fair value through profit or loss	12	913	913	—	—
Debt securities		913	913	—	—
Financial assets at fair value through other comprehensive income	13	65,374	53,248	11,537	589
Equity instruments		1,198	1,040	58	100
Debt securities		64,150	52,182	11,479	489
Loans and advances to credit institutions		26	26	—	—
Derivatives – Hedge accounting	15	1,891	4	1,887	—
LIABILITIES
Financial liabilities held for trading	10	95,611	20,611	73,871	1,129
Trading derivatives		37,909	746	36,161	1,002
Short positions		13,487	13,354	133	—
Deposits		44,215	6,511	37,577	127
Financial liabilities designated at fair value through profit or loss	12	10,580	—	8,990	1,590
Deposits from credit institutions		—	—	—	—
Customer deposits		700	—	700	—
Debt certificates issued		3,288	—	1,698	1,590
Other financial liabilities		6,592	—	6,592	—
Derivatives – Hedge accounting	15	3,303	100	3,179	25
(1) Balances corresponding to 2022 have been restated according to IFRS 17 (see Note 1.3).

The following table sets forth the main valuation techniques, hypothesis and inputs used in the estimation of fair value of the financial instruments recognized at fair value classified under Levels 2 and 3, based on the type of financial asset and liability and the corresponding balances as of December 31, 2024, 2023 and 2022.

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
Unobservable inputs
Quantitative information of unobservable inputs used to calculate level 3 valuations is presented below as of December 31, 2024, 2023 and 2022.

Unobservable inputs. December 2024
Financial instrument	Valuation technique(s)	Significant unobservable inputs	Min	Average	Max	Units
Debt Securities	Present value method	Credit spread	—	113	3,907	bp
		Recovery rate	0%	39%	40%	%
	Comparable Pricing		0%	95%	233%	%
Equity/Fund instruments (1)	Net Asset Value
Comparable Pricing
Loans and advances	Present value method	Repo funding curve	2.09%	3.70%	7.11%	%
Credit Derivatives	Gaussian Copula	Correlation default	19%	59%	92%	%
	Black 76	Price volatility	—	—	—	Vegas
Equity Derivatives	Option models on equities, baskets of equity, funds	Dividends (2)
		Correlations	(88%)	48%	99%	%
		Volatility	5.07	30.90	122.35	Vegas
FX Derivatives	Option models on FX underlyings	Volatility	3.93	9.46	14.91	Vegas
IR Derivatives	Option models on IR underlyings	Beta	3.00%	5%	11%	%
		Correlation rate/credit	(100%)		100%	%
		Correlation rate/inflation	42%	74%	95%	%
(1) Due to the diversity of valuation models of equity valuations, we would not include all the unobservable inputs or the quantitative ranges of them.
(2) The range of unobservable dividends is too wide range to be relevant.

Unobservable inputs. December 2023
Financial instrument	Valuation technique(s)	Significant unobservable inputs	Min	Average	Max	Units
Debt Securities	Present value method	Credit spread	—	136	4,369	bp
		Recovery rate	0%	39%	40%	%
	Comparable Pricing		0%	99%	237%	%
Equity/Fund instruments (1)	Net Asset Value
Comparable Pricing
Loans and advances	Present value method	Repo funding curve	2.26%	3.74%	5.76%	%
Credit Derivatives	Gaussian Copula	Correlation default	26%	60%	85%	%
	Black 76	Price volatility	—	—	—	Vegas
Equity Derivatives	Option models on equities, baskets of equity, funds	Dividends (2)
		Correlations	(88%)	52%	99%	%
		Volatility	8.47	29.41	70.94	Vegas
FX Derivatives	Option models on FX underlyings	Volatility	4.31	10.24	18.52	Vegas
IR Derivatives	Option models on IR underlyings	Beta	3.00%	5%	11%	%
		Correlation rate/credit	(100%)		100%	%
		Correlation rate/inflation	52%	60%	74%	%
(1) Due to the diversity of valuation models of equity valuations, we would not include all the unobservable inputs or the quantitative ranges of them.
(2) The range of unobservable dividends is too wide range to be relevant.

Unobservable inputs. December 2022
Financial instrument	Valuation technique(s)	Significant unobservable inputs	Min	Average	Max	Units
Debt securities	Present value method	Credit spread	—	111	1,538	bp
		Recovery rate	0%	39%	40%	%
	Comparable pricing		2%	94%	139%	%
Equity/Fund instruments (1)	Net asset value
Comparable pricing
Loans and advances	Present value method	Repo funding curve	0.71%	3.48%	5.52%	%
Credit derivatives	Gaussian Copula	Correlation default	26%	44%	58%	%
	Black 76	Price volatility	—	—	—	Vegas
Equity derivatives	Option models on equities, baskets of equity, funds	Dividends (2)
		Correlations	(93%)	59%	99%	%
		Volatility	7.81	32.62	98.71	Vegas
FX derivatives	Option models on FX underlyings	Volatility	5.32	11.93	20.73	Vegas
IR derivatives	Option models on IR underlyings	Beta	0.25%	2%	18%	%
		Correlation rate/credit	(100%)		100%	%
		Correlation rate/inflation	51%	66%	76%	%
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
In order to comply with the fair value requirements, the entity applies adjustments to the fair valuation considering inherent and counterparties´ default criteria, funding valuation risk and valuation risks due to valuation uncertainty and related to the prudent valuation criteria. The above is aligned with the regulatory requirements (EBA CRR 105.10) and considers the model risk, liquidity risk (Bid/Offer) and price uncertainty risk.
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
An additional adjustment for Own Credit Adjustment (hereinafter "OCA") is applied to the instruments accounted for by applying the Fair Value Option permitted by IFRS 9. The related amounts recognized in the consolidated balance sheet as of December 31, 2024 and 2023, related to OCA were €393 million and €406 million, respectively.
The amounts recognized in the consolidated balance sheets as of December 31, 2024, 2023 and 2022 related to the valuation adjustments incorporated to the credit assessment derivative assets amounted to €-205 million €-133 million and €-158 million, respectively as Credit Valuation Adjustments (CVA), and amounted to €116 million, €91 million and €135 million, respectively as Debit Valuation Adjustment (DVA). The impact recorded under “Gains (losses) on financial assets and liabilities held for trading, net” in the consolidated income statement was €17 million for the year ended December 31, 2024 and €26 million and €0 million in 2023 and 2022, respectively.
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
Additionally, as of December 31, 2024, 2023 and 2022, €-19 million, €-16 million and €-16 million related to the FVA were recognized in the consolidated balance sheet, being the impact on results not significant.
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
The impact recorded under “Gains (losses) on financial assets and liabilities held for trading, net” in the consolidated income statement for the year ended December 31, 2024 corresponding to the mentioned adjustments was a net impact of €-53 million. An adjustment was also made as of December 31, 2024 on financial assets at fair value through other comprehensive income for a total of €-17 million (€-15 million and €-11 million in 2023 and 2022, respectively).
Financial assets and liabilities classified as level 3
The changes in the balance of level 3 financial assets and liabilities included in the consolidated balance sheets are as follows:

Financial assets level 3: Changes in the year (Millions of Euros)
	2024		2023		2022 ⁽¹⁾
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Balance at the beginning	4,264	3,467	3,931	2,743	5,301	2,054
Changes in fair value recognized in profit and loss ⁽²⁾	490	144	(7)	113	289	(131)
Changes in fair value not recognized in profit and loss	29	—	21	(1)	(62)	14
Acquisitions, disposals and liquidations	397	(59)	27	374	(783)	782
Net transfers to level 3	(330)	(165)	289	204	(750)	74
Exchange differences and others	(6)	(67)	3	34	(64)	(50)
Balance at the end	4,843	3,321	4,264	3,467	3,931	2,743
(1) Balances corresponding to 2022 have been restated according to IFRS 17 (see Note 1.3).
(2) Profit or loss that is attributable to gains or losses relating to those financial assets and liabilities held as of December 31, 2024, 2023 and 2022. Valuation adjustments are recorded under the heading “Gains (losses) on financial assets and liabilities (net)”.

During 2024, there was an increase in positions classified as level 3, mainly concentrated in cash fixed-income positions due to unobservability in market prices applied in their valuation. No significant changes were observed in other positions, such as derivatives, reverse repurchase agreements and cash variable-income positions.
In 2023, as a result of the implementation of the multifactor criteria in the classification, which considered all the risk factors of the exposures, their observability and uncertainty, there was a reduction in exposure to level 3 derivatives, offset by an increase in exposure classified at level 3 in repurchase agreements positions due to unobservability in the inputs used in their valuation. The increase in Level 3 exposure was mainly related to cash positions of variable income and fixed income due to unobservability in their prices.
In 2022, the net volume of exposures classified as level 3 was reduced. This reduction was mainly concentrated in repurchase agreements positions, derived from the rotation of the portfolio towards positions with better observability in the equity market of the inputs applied at their fair value. Additionally, the reduction in the volume of level 3 exposures of repurchase agreement positions was mitigated by the increase in the volume of level 3 exposures in derivatives, for which there was worse observability in the market of the inputs used in their fair value valuation.
For the years ended December 31, 2024, 2023 and 2022, the profit/loss on sales of financial instruments classified as level 3 recognized in the consolidated income statement was not material.
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

The financial instruments transferred among the different levels of measurement for the years ended December 31, 2024, 2023 and 2022 are at the following amounts in the consolidated balance sheets as of December 31, 2024, 2023 and 2022:

Transfers among levels. December 2024 (Millions of Euros)
	From:	Level 1		Level 2		Level 3
	To:	Level 2	Level 3	Level 1	Level 3	Level 1	Level 2
ASSETS
Financial assets held for trading		115	—	1,238	78	16	199
Non-trading financial assets mandatorily at fair value through profit or loss		68	14	1	—	35	18
Financial assets designated at fair value through profit or loss		—	—	1	—	—	—
Financial assets at fair value through other comprehensive income		1,425	17	1,348	12	13	170
Derivatives – Hedge accounting		—	—	—	—	—	—
Total		1,608	31	2,586	90	64	387
LIABILITIES
Financial liabilities held for trading		107	—	461	45	11	380
Financial liabilities designated at fair value through profit or loss		—	—	—	301	—	121
Derivatives – Hedge accounting		—	—	—	—	—	—
Total		107	—	461	346	11	501

Transfer among levels (Millions of Euros)
		2023						2022
	From:	Level 1		Level 2		Level 3		Level 1		Level 2		Level 3
	To:	Level 2	Level 3	Level 1	Level 3	Level 1	Level 2	Level 2	Level 3	Level 1	Level 3	Level 1	Level 2
ASSETS
Financial assets held for trading		887	34	89	666	—	497	683	1	1,909	340	24	911
Non-trading financial assets mandatorily at fair value through profit or loss		1	135	—	70	—	—	—	—	243	—	53	2
Financial assets designated at fair value through profit or loss		—	—	—	—	—	—	—	—	123	—	—	—
Financial assets at fair value through other comprehensive income		1,191	21	1,296	205	103	243	1,723	—	715	—	18	83
Derivatives – Hedge accounting		—	—	—	—	—	—	—	—	—	—	—	—
Total		2,079	190	1,385	941	103	740	2,407	1	2,990	340	95	996
LIABILITIES
Financial liabilities held for trading		596	3	36	177	1	372	524	—	239	141	—	258
Financial liabilities designated at fair value through profit or loss		—	—	—	660	—	262	—	—	—	221	—	55
Derivatives – Hedge accounting		—	—	—	—	—	—	—	—	—	25	—	—
Total		596	3	36	837	1	635	524	—	239	387	—	313

The amount of the financial instruments at fair value that were transferred among the different valuation levels during 2024 showed a stable performance in relation to the evolution of market observability in the inputs applied in their valuation. No significant level transfers were made from Level 1 to Level 3, with the most significant volumes of transfers concentrated between Level 1 and Level 2, and Level 2 and Level 3. In both cases, the changes were solely due to the observability conditions of market inputs.
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
As of December 31, 2024, the effect on profit for the year and total equity of changing the main unobservable inputs used for the measurement of level 3 financial instruments for other reasonably possible unobservable inputs, taking the highest (most favorable input) or lowest (least favorable input) value of the range deemed probable, would be as follows:

Financial instruments level 3: sensitivity analysis (Millions of Euros)
	Potential impact on consolidated income statement				Potential impact on other comprehensive income
	Most favorable hypothesis		Least favorable hypothesis		Most favorable hypothesis		Least favorable hypothesis
	2024	2023	2024	2023	2024	2023	2024	2023
ASSETS
Financial assets held for trading	48	21	(89)	(117)	—	—	—	—
Loans and advances	4	2	(4)	(2)	—	—	—	—
Debt securities	37	9	(61)	(22)	—	—	—	—
Equity instruments	—	—	(17)	(83)	—	—	—	—
Derivatives	6	9	(6)	(9)	—	—	—	—
Non-trading financial assets mandatorily at fair value through profit or loss	9	5	(85)	(114)	—	—	—	—
Loans and advances	—	—	—	—	—	—	—	—
Debt securities	3	3	(7)	(21)	—	—	—	—
Equity instruments	6	2	(78)	(92)	—	—	—	—
Financial assets designated at fair value through profit or loss	—	—	—	—	—	—	—	—
Financial assets at fair value through other comprehensive income	—	—	—	—	48	34	(90)	(89)
Total	57	26	(173)	(230)	48	34	(90)	(89)
LIABILITIES
Financial liabilities held for trading	12	13	(13)	(18)	—	—	—	—
Total	12	13	(13)	(18)	—	—	—	—
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

–Loans to credit institutions which are not short-term and loans to customers: In general, these financial assets will be valued by discounting future cash flows using the interest rate curve adjusted by the market spread at the time of valuation and considering any behavioral hypothesis considered to be relevant (early prepayments, optionality, etc.). Therefore, their valuations will be conditioned by the interest rates and spreads of the portfolios and their durations.
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
–Deposits of credit institutions which are not short-term and term customer deposits: these deposits are valued by discounting future cash flows using the interest rate curve in effect at the time of the adjustment adjusted by the credit spread and incorporating any behavioral assumptions considered to be relevant (early repayments, optionalities, etc.).
–Debt certificate (Issuances): The fair value estimation of these liabilities is based on the availability of market prices or the present value method: discount of future cash flows, using market interest rates at valuation time and taking into account the credit spread.
The table below shows the fair value of the Group's financial instruments recognized at amortized cost in the consolidated balance sheets, broken down according to the valuation method used to determine their fair value, and their respective book value, as well as the main valuation techniques and inputs used for financial instruments classified in level 2 and level 3 as of December 31, 2024, 2023 and 2022:

Fair value of financial instruments recognized at amortized cost by levels. December 2024 (Millions of Euros)
	Notes	Book value	Fair value
			Carrying amount presented as fair value ⁽¹⁾	Level 1	Level 2	Level 3	Total
ASSETS
Cash, cash balances at central banks and other demand deposits	9	51,145	51,145	—	—	—	51,145
Financial assets at amortized cost	14	502,400	32,615	50,771	24,157	394,496	502,039
Debt securities		59,014	—	50,771	6,589	921	58,281
Loans and advances		443,386	32,615	—	17,568	393,575	443,759
LIABILITIES
Financial liabilities at amortized cost	22	584,339	378,530	47,323	58,016	101,025	584,894
Deposits		496,720	360,777	—	37,647	98,038	496,461
Debt certificates issued		69,867	—	47,323	20,369	2,986	70,679
Other financial liabilities		17,753	17,753	—	—	—	17,753
(1) Financial instruments whose book value is presented as an approximation to their fair value, mainly short-term financial instruments.

Fair value of financial instruments recognized at amortized cost by levels. December 2023 (Millions of Euros)
	Notes	Book value	Fair value
			Carrying amount presented as fair value ⁽¹⁾	Level 1	Level 2	Level 3	Total
ASSETS
Cash, cash balances at central banks and other demand deposits	9	75,416	75,416	—	—	—	75,416
Financial assets at amortized cost	14	451,732	34,826	41,950	10,533	359,062	446,371
Debt securities		49,462	—	41,950	6,244	759	48,952
Loans and advances		402,270	34,826	—	4,290	358,303	397,418
LIABILITIES
Financial liabilities at amortized cost	22	557,589	358,657	42,742	86,390	68,127	555,915
Deposits		473,835	343,611	1,269	62,049	64,601	471,530
Debt certificates issued		68,707	—	41,472	24,341	3,526	69,339
Other financial liabilities		15,046	15,046	—	—	—	15,046
(1) Financial instruments whose book value is presented as an approximation to their fair value, mainly short-term financial instruments.

Fair value of financial instruments recognized at amortized cost by levels. December 2022 ⁽¹⁾ (Millions of Euros)
	Notes	Book value	Fair value
			Carrying amount presented as fair value ⁽²⁾	Level 1	Level 2	Level 3	Total
ASSETS
Cash, cash balances at central banks and other demand deposits	9	79,756	79,756	—	—	—	79,756
Financial assets at amortized cost	14	414,421	33,953	26,239	10,580	342,194	412,965
Debt securities		36,639	—	26,239	9,313	759	36,311
Loans and advances		377,782	33,953	—	1,267	341,435	376,655
LIABILITIES
Financial liabilities at amortized cost	22	529,172	380,520	40,752	43,205	61,118	525,595
Deposits		459,662	369,387	2,810	35,965	49,731	457,894
Debt certificates issued		55,429	—	37,942	7,240	8,368	53,550
Other financial liabilities		14,081	11,132	—	—	3,019	14,151
(1) Balances corresponding to 2022 have been restated according to IFRS 17 (see Note 1.3).
(2) Financial instruments whose book value is presented as an approximation to their fair value, mainly short-term financial instruments.

The fair value of the “Financial assets at amortized cost” has been estimated mainly using the valuation techniques of the Present-value method (discounted future cash flows). The main inputs considered for Levels 2 and 3 are the interest rate yield, the prepayment rates and the credit spread.
In the case of “Financial liabilities at amortized cost”, the fair value is also obtained mainly through the Present-value method (discounted future cash flows). The main inputs considered for, at levels 2 and 3, the issuer's credit risk, the interest rate yield and the prepayment rate.
9.Cash, cash balances at central banks and other demand deposits
The breakdown of the balance under the heading “Cash, cash balances at central banks and other demand deposits” in the consolidated balance sheets is as follows:

Cash, cash balances at central banks and other demand deposits (Millions of Euros)
	Notes	2024	2023	2022
Cash on hand		8,636	7,751	6,533
Cash balances at central banks ⁽¹⁾		35,306	60,750	67,314
Other demand deposits		7,202	6,916	5,909
Total	8.2	51,145	75,416	79,756
(1) The variation is mainly due to the evolution of the balances held in the Bank of Spain.
10.Financial assets and liabilities held for trading

10.1Breakdown of the balance
The breakdown of the balance under these headings in the consolidated balance sheets is as follows:

Financial assets and liabilities held for trading (Millions of Euros)
	Notes	2024	2023	2022
ASSETS
Derivatives		36,003	34,293	39,908
Equity instruments	7.2.2	6,760	4,589	4,404
Credit institutions		393	277	317
Other sectors		6,367	4,312	4,086
Debt securities	7.2.2	27,955	28,569	24,367
Issued by central banks		768	740	821
Issued by public administrations		23,671	24,766	20,703
Issued by financial institutions		1,665	1,824	1,365
Other debt securities		1,852	1,239	1,477
Loans and advances	7.2.2	38,230	73,590	41,993
Loans and advances to central banks		556	2,809	1,632
Reverse repurchase agreement		556	2,809	1,632
Loans and advances to credit institutions		20,938	56,599	25,231
Reverse repurchase agreement (1)		20,918	56,569	25,201
Loans and advances to customers		16,736	14,182	15,130
Reverse repurchase agreement		15,108	13,615	14,832
Total assets	8.1	108,948	141,042	110,671
LIABILITIES
Derivatives		33,059	33,045	37,909
Short positions		13,878	15,735	13,487
Deposits		39,654	72,935	44,215
Deposits from central banks		3,360	6,397	3,950
Repurchase agreement		3,360	6,397	3,950
Deposits from credit institutions		16,285	43,337	28,924
Repurchase agreement (1)		15,994	42,676	28,573
Customer deposits		20,010	23,201	11,341
Repurchase agreement		19,913	23,157	11,302
Total liabilities	8.1	86,591	121,715	95,611
(1) The variation is mainly due to the evolution of "Reverse repurchase agreement" of BBVA, S.A. partially offset by the evolution of "Repurchase agreement" principally of BBVA, S.A.

As of December 31, 2024, 2023 and 2022 “Short positions” include €13,010 million, €14,914 million and €12,544 million, respectively, held with the Spanish government and other government agencies.

10.2Derivatives
The derivatives portfolio arises from the Group’s need to manage the risks it is exposed to in the normal course of business and also to market products amongst the Group’s customers. As of December 31, 2024, 2023 and 2022, most of the derivatives were mainly contracted in over-the-counter (OTC) markets, with counterparties, consisting primarily of credit institutions and other financial institutions. These derivatives are linked to foreign-exchange rate risk, interest-rate risk and changes in equity instruments.
Below is a breakdown by type of risk and market, of the fair value and notional amounts of financial derivatives recognized in the consolidated balance sheets, divided into organized and OTC markets:

Derivatives by type of risk and by product or by type of market (Millions of Euros)
	2024			2023			2022
	Assets	Liabilities	Notional amount - Total	Assets	Liabilities	Notional amount - Total	Assets	Liabilities	Notional amount - Total
Interest rate	11,588	9,627	4,951,022	15,251	13,171	4,741,629	19,563	18,220	4,286,531
OTC	11,579	9,622	4,930,657	15,248	13,167	4,722,314	19,558	18,215	4,278,249
Organized market	10	4	20,365	3	4	19,315	5	5	8,282
Equity instruments	2,944	4,303	75,045	2,587	3,723	70,804	3,067	3,770	76,749
OTC	682	2,347	38,612	1,212	2,551	49,038	1,810	2,127	52,739
Organized market	2,261	1,956	36,433	1,375	1,172	21,767	1,257	1,643	24,010
Foreign exchange and gold	21,060	18,704	825,158	15,911	15,608	632,780	16,971	15,528	589,705
OTC	21,056	18,698	810,770	15,889	15,590	623,203	16,954	15,505	580,850
Organized market	4	7	14,388	22	18	9,577	17	23	8,855
Credit	386	375	42,799	543	542	31,478	299	383	43,450
Credit default swap	349	369	40,847	540	528	29,844	293	282	41,760
Credit spread option	—	—	—	—	—	—	—	—	—
Total return swap	37	—	1,952	3	14	1,475	7	101	1,665
Other	—	6	—	—	—	159	—	—	25
Commodities	25	50	1,939	1	1	169	9	8	60
DERIVATIVES	36,003	33,059	5,895,964	34,293	33,045	5,476,860	39,908	37,909	4,996,495
Of which: OTC - credit institutions	26,039	23,135	1,742,720	23,998	23,977	1,463,433	28,385	26,454	1,205,895
Of which: OTC - other financial corporations	3,383	4,212	3,914,640	5,042	4,412	3,815,162	5,745	4,493	3,587,546
Of which: OTC - other	4,306	3,744	166,402	3,854	3,461	147,310	4,501	5,290	161,882
11.Non-trading financial assets mandatorily at fair value through profit or loss
The breakdown of the balance under this heading in the consolidated balance sheets is as follows:

Non-trading financial assets mandatorily at fair value through profit or loss (Millions of Euros)
	Notes	2024	2023	2022
Equity instruments	7.2.2	9,782	7,963	6,511
Debt securities	7.2.2	407	484	129
Loans and advances	7.2.2	358	290	247
Total	8.1	10,546	8,737	6,888

The equity instruments included in this heading mainly comprised financial assets related to the insurance activity of the BBVA Group, including investments associated with life insurance products where the investment risk is assumed by the policyholder, such as the Unit-link products.

12.Financial assets and liabilities designated at fair value through profit or loss
The breakdown of the balance under these headings in the consolidated balance sheets is as follows:

Financial assets and liabilities designated at fair value through profit or loss (Millions of Euros)
	Notes	2024	2023	2022
ASSETS
Debt securities	7.2.2 / 8.1	836	955	913
LIABILITIES
Customer deposits		934	717	700
Debt certificates issued		4,597	3,977	3,288
Other financial liabilities: Unit-link products		9,420	8,605	6,592
Total liabilities	8.1	14,952	13,299	10,580
This heading includes mainly liabilities linked to insurance products where the risk is assumed by the policyholder (Unit-link products). Since the liabilities linked to insurance products in which the policyholder assumes the risk are valued the same way as the assets associated with such insurance products, there is no credit risk borne by the Group in relation to these liabilities.
In addition, debt securities are included in these headings to reduce inconsistencies (asymmetries) in the valuation of such operations and those operations used to manage the risk associated with them.
13.Financial assets at fair value through other comprehensive income
13.1Breakdown of the balance
The breakdown of the balance of financial assets at fair value through other comprehensive income by type of financial instrument as of December 31, 2024, 2023 and 2022 is as follows:

Financial assets at fair value through other comprehensive income (Millions of Euros)
	Notes	2024	2023	2022
Equity instruments	7.2.2	1,451	1,217	1,198
Debt securities (1)		57,526	60,963	64,150
Loans and advances to credit institutions	7.2.2	25	26	26
Total	8.1	59,002	62,205	65,374
Of which: loss allowances of debt securities		(112)	(84)	(123)
(1) During financial years 2024 and 2023, there have been no significant reclassifications from the heading “Financial assets at fair value through other comprehensive income” to other headings or from other headings to “Financial assets at fair value through other comprehensive income”. In 2022, it includes redesignations from the heading "Financial assets at amortized cost" due to the application of IFRS 17 in 2022 (see Note 1.3).
13.2Equity instruments
The breakdown of the balance under the heading "Equity instruments" of the consolidated balance sheets as of December 31, 2024, 2023 and 2022 is as follows:

Financial assets at fair value through other comprehensive income. Equity instruments (Millions of Euros)
	2024	2023	2022
Listed equity instruments
Spanish companies shares	1,100	987	960
Foreign companies shares	131	111	138
Mexico	27	33	31
The United States	79	52	44
Turkey	9	6	7
Other countries	17	20	56
Subtotal listed equity instruments	1,231	1,098	1,098
Unlisted equity instruments
Spanish companies shares	46	12	12
Foreign companies shares	174	106	87
Subtotal unlisted equity instruments	220	119	100
Total	1,451	1,217	1,198

13.3Debt securities
The breakdown of the balance under the heading “Debt securities” of the consolidated financial statements as of December 31, 2024, 2023 and 2022, broken down by issuers, is as follows:

Financial assets at fair value through other comprehensive income. Debt securities (Millions of Euros)
	2024	2023	2022 ⁽¹⁾
Domestic debt securities
Government and other government agency	10,383	13,757	17,429
Credit institutions	695	901	854
Other issuers	397	454	495
Subtotal	11,475	15,111	18,779
Foreign debt securities
Mexico	20,461	21,714	16,819
Government and other government agency	19,313	20,364	15,452
Credit institutions	759	886	777
Other issuers	389	464	590
The United States	6,552	6,344	5,202
Government and other government agency	3,703	3,174	2,716
Credit institutions	41	88	93
Other issuers	2,808	3,082	2,393
Turkey	2,849	2,459	3,858
Government and other government agency	2,837	2,445	3,858
Other issuers	12	14	—
Other countries	16,190	15,336	19,493
Other foreign governments and government agency	10,059	8,961	10,340
Central banks	370	508	3,094
Credit institutions	1,921	1,895	2,167
Other issuers	3,840	3,971	3,892
Subtotal	46,052	45,852	45,372
Total	57,526	60,963	64,150
(1) Balances corresponding to 2022 have been restated according to IFRS 17 (see Note 1.3).
The credit ratings of the issuers of debt securities as of December 31, 2024, 2023 and 2022 are as follows:

Debt securities by rating
	2024		2023		2022
	Fair value (Millions of Euros)%		Fair value (Millions of Euros)%		Fair value (Millions of euros)%
AAA	1,370	2.4%	1,000	1.6%	3,339	5.2%
AA+	4,170	7.2%	3,685	6.0%	490	0.8%
AA	261	0.5%	384	0.6%	420	0.7%
AA-	1,061	1.8%	642	1.1%	501	0.8%
A+	905	1.6%	1,798	3.0%	3,866	6.0%
A	2,007	3.5%	1,747	2.9%	1,725	2.7%
A-	12,018	20.9%	16,009	26.3%	20,350	31.7%
BBB+	19,897	34.6%	22,854	37.5%	17,252	26.9%
BBB	9,212	16.0%	8,327	13.7%	7,470	11.6%
BBB-	922	1.6%	858	1.4%	1,111	1.7%
BB+ or below	5,227	9.1%	3,480	5.7%	7,366	11.5%
Unclassified	474	0.8%	178	0.3%	258	0.4%
Total	57,526	100.0%	60,963	100.0%	64,150	100.0%
13.4Gains/losses
The changes in the gains/losses (net of taxes) in 2024, 2023 and 2022 of debt securities recognized under the equity heading “Accumulated other comprehensive income (loss) – Items that may be reclassified to profit or loss – Fair value changes of debt instruments measured at fair value through other comprehensive income” and equity instruments recognized under the equity heading “Accumulated other comprehensive income (loss) – Items that will not be reclassified to profit or loss –Fair value changes of equity instruments measured at fair value through other comprehensive income” in the consolidated balance sheets are as follows:

Other comprehensive income - Changes in gains (losses) (Millions of Euros)
		Debt securities			Equity instruments
	Notes	2024	2023	2022 ⁽¹⁾	2024	2023	2022 ⁽¹⁾
Balance at the beginning		(357)	(809)	1,274	(1,112)	(1,194)	(1,079)
Valuation gains and losses		(568)	659	(3,049)	228	80	(112)
Amounts transferred to income		247	5	20
Amounts transferred to Reserves					—	2	(2)
Income tax and other		101	(211)	946	(20)	(1)	(1)
Balance at the end	30	(576)	(357)	(809)	(905)	(1,112)	(1,194)
(1) Balances corresponding to 2022 have been restated according to IFRS 17 (see Note 1.3).
In 2024, 2023 and 2022, equity instruments presented an increase of €228 million, an increase of €80 million and a decrease of €112 million, respectively, in the heading “Gains and losses from valuation - Accumulated other comprehensive income - Items that will not be reclassified to profit and loss - Fair value changes of equity instruments measured at fair value through other comprehensive income”, mainly due to changes in Telefonica’s share price. Likewise, the valuations of debt securities have been affected mainly by the evolution of interest rates.

14.Financial assets at amortized cost
14.1Breakdown of the balance
The breakdown of the balance under this heading in the consolidated balance sheets, according to the nature of the financial instrument, is as follows:

Financial assets at amortized cost (Millions of Euros)
	Notes	2024	2023	2022 ⁽¹⁾
Debt securities		59,014	49,462	36,639
Central banks		6	22	21
Government		54,806	45,124	34,648
Credit institutions		2,459	2,366	400
Other financial corporations		451	923	602
Non-financial corporations		1,292	1,027	967
Loans and advances to central banks		8,255	7,151	4,401
Loans and advances to credit institutions		22,655	17,477	16,031
Reverse repurchase agreement		9,157	5,786	5,251
Other loans and advances		13,497	11,690	10,780
Loans and advances to customers	7.2.2	412,477	377,643	357,351
Government		22,111	23,265	20,892
Other financial corporations		17,497	13,251	12,765
Non-financial corporations		193,386	171,063	165,433
Other		179,483	170,063	158,261
Total	8.1	502,400	451,732	414,421
Of which: impaired assets of loans and advances to customers	7.2.2	14,211	14,444	13,493
Of which: loss allowances of loans and advances	7.2.5	(11,630)	(11,316)	(11,291)
Of which: loss allowances of debt securities		(57)	(82)	(91)
(1) This includes redesignations to the heading "Financial assets at fair value through other comprehensive income" due to the application of IFRS 17 (see Note 1.3).
14.2Debt securities
The breakdown of the balance under the heading “Debt securities” in the consolidated balance sheets, according to the issuer of the debt securities, is as follows:

Financial assets at amortized cost. Debt securities (Millions of Euros)
	2024	2023	2022 ⁽¹⁾
Domestic debt securities
Government and other government agencies	35,664	25,857	18,397
Credit institutions	1,099	1,028	—
Other issuers	367	230	144
Subtotal	37,130	27,114	18,541
Foreign debt securities	21,884
Mexico	4,139	6,277	4,222
Government and other government agencies	4,076	6,205	4,198
Credit institutions	63	72	24
Other issuers	—	—	—
The United States	2,505	2,229	2,215
Government and other government agencies	2,463	2,188	2,159
Credit institutions	20	19	25
Other issuers	22	21	31
Turkey	6,764	6,284	5,332
Government and other government agencies	6,622	6,167	5,325
Credit institutions	7	8	6
Other issuers	135	109	—
Other countries	8,476	7,558	6,328
Other foreign governments and other government agency	5,982	4,707	4,568
Central banks	6	22	21
Credit institutions	1,269	1,239	345
Other issuers	1,219	1,591	1,394
Subtotal	21,884	22,348	18,097
Total	59,014	49,462	36,639
(1) Balances corresponding to 2022 have been restated according to IFRS 17 (see Note 1.3).

As of December 31, 2024, 2023 and 2022, the distribution according to the credit quality (ratings) of the issuers of debt securities classified as financial assets at amortized cost, was as follows:

Debt securities by rating
	2024		2023		2022 ⁽¹⁾
	Carrying amount (Millions of Euros)%		Carrying amount (Millions of Euros)%		Carrying amount (Millions of Euros)%
AAA	1,907	3.2%	1,829	3.7%	3,068	8.4%
AA+	3,418	5.8%	3,096	6.3%	217	0.6%
AA	69	0.1%	142	0.3%	82	0.2%
AA-	1,027	1.7%	60	0.1%	76	0.2%
A+	22	—%	25	0.1%	13	—%
A	497	0.8%	444	0.9%	524	1.4%
A-	34,652	58.7%	24,739	50.0%	17,050	46.5%
BBB+	4,518	7.7%	6,615	13.4%	4,710	12.9%
BBB	4,105	7.0%	4,551	9.2%	4,091	11.2%
BBB-	890	1.5%	548	1.1%	351	1.0%
BB+ or below	7,199	12.2%	6,642	13.4%	5,789	15.8%
Unclassified	711	1.2%	772	1.6%	667	1.8%
Total	59,014	100.0%	49,462	100.0%	36,639	100.0%
(1) Balances corresponding to 2022 have been restated according to IFRS 17 (see Note 1.3).
14.3Loans and advances to customers
The breakdown of the balance under this heading in the consolidated balance sheets, according to their nature, is as follows:

Loans and advances to customers (Millions of Euros)
	2024	2023	2022 ⁽¹⁾
On demand and short notice	5,307	3,040	4,101
Credit card debt	27,720	22,889	18,898
Trade receivables	31,693	25,096	25,987
Finance leases	10,125	9,463	8,571
Reverse repurchase agreement	262	92	102
Other term loans	331,451	312,186	294,059
Advances that are not loans	5,919	4,877	5,633
Total	412,477	377,643	357,351
(1) Balances corresponding to 2022 have been restated according to IFRS 17 (see Note 1.3).
The following table sets forth a breakdown of the gross carrying amount "Loans and advances to customers" with maturity greater than one year by fixed and variable rate as of December 31, 2024, 2023 and 2022:

Loans and advances maturing in more than one year by fixed and variable rate (Millions of Euros)
	2024			2023			2022
	Domestic	Foreign	Total	Domestic	Foreign	Total	Domestic	Foreign	Total
Fixed rate	67,284	85,473	152,757	63,060	77,381	140,441	59,394	67,874	127,269
Variable rate	62,359	65,493	127,851	66,188	61,723	127,911	69,647	53,440	123,087
Total	129,642	150,966	280,608	129,248	139,104	268,352	129,042	121,314	250,356
As of December 31, 2024, 2023 and 2022, 54%, 52% and 51%, respectively, of "Loans and advances to customers" with maturity greater than one year have fixed-interest rates and 46%, 48% and 49%, respectively, have variable interest rates.
This heading also includes some loans that have been securitized. The balances recognized in the consolidated balance sheets corresponding to these securitized loans are as follows:

Securitized loans (Millions of Euros)
	2024	2023	2022
Securitized mortgage assets	19,537	20,406	23,290
Other securitized assets	8,702	8,493	5,495
Total	28,239	28,899	28,784

The heading of Loans and advances to customers includes a deposit with the Bank of France associated with the contribution to the Single Resolution Fund for the years 2018, 2017 and 2016, which was made in the form of an irrevocable payment commitment, given that its amount is considered to be recoverable as of December 31, 2024. The resolution of the appeal filed with the Court of Justice of the European Union by a financial institution outside the Group against the decision of the Court of Justice of the European Union rejecting the return of amounts deposited is pending. This could lead to a claim by the Single Resolution Board. In any case, the BBVA Group balance of this deposit as of December 31, 2024 is not significant.
15.Derivatives – Hedge accounting and fair value changes of the hedged items in portfolio hedges of interest rate risk
The breakdown of the balance of these headings in the consolidated balance sheets is as follows:

Derivatives – Hedge accounting and fair value changes of the hedged items in portfolio hedge of interest rate risk (Millions of Euros)
	2024	2023	2022
ASSETS
Derivatives - Hedge accounting	1,158	1,482	1,891
Fair value changes of the hedged items in portfolio hedges of interest rate risk	(65)	(97)	(148)
LIABILITIES
Derivatives - Hedge accounting	2,503	2,625	3,303
Fair value changes of the hedged items in portfolio hedges of interest rate risk	—	—	—
As of December 31, 2024, 2023 and 2022, the main positions hedged by the Group and the derivatives designated to hedge those positions were:
–Fair value hedging:
a.Fixed-interest debt securities at fair value through other comprehensive income and at amortized cost: The interest rate risk of these debt securities is hedged using interest rate derivatives (fixed-variable swaps) and forward sales.
b.Long-term fixed-interest debt securities issued by the Bank: The interest rate risk of these debt securities is hedged using interest rate derivatives (fixed-variable swaps).
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
–Cash-flow hedges: Most of the hedged items are floating interest-rate loans and asset hedges linked to the inflation of the amortized cost portfolio and the financial assets at fair value through other comprehensive income portfolio. This risk is hedged using foreign-exchange, interest-rate swaps, inflation and FRA ("Forward Rate Agreement").
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

The details of the net positions by hedged risk of the fair value of the hedging derivatives recognized in the consolidated balance sheets are as follows:

Derivatives - Hedge accounting. Breakdown by type of risk and type of hedge (Millions of Euros)
	Notes	2024		2023		2022
		Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Interest rate		257	344	422	364	656	376
OTC		257	344	422	364	656	376
Organized market		—	—	—	—	—	—
Equity		—	—	—	—	—	—
OTC		—	—	—	—	—	—
Organized market		—	—	—	—	—	—
Foreign exchange and gold		73	93	221	31	259	83
OTC		73	93	221	31	259	83
Organized market		—	—	—	—	—	—
Credit		—	—	—	—	—	—
Commodities		—	—	—	—	—	—
Other		—	—	—	—	—	—
FAIR VALUE HEDGES		330	437	644	395	915	459
Interest rate		618	1,513	490	2,048	470	2,763
OTC		615	1,513	483	2,048	454	2,763
Organized market		3	—	7	—	16
Equity		—	—	—	—	—	—
Foreign exchange and gold		142	431	291	41	239	46
OTC		142	431	291	41	239	45
Organized market		—	—	—	1	—	1
Credit		—	—	—	—	—	—
Commodities		—	—	—	—	—	—
Other		—	—	—	—	—	—
CASH FLOW HEDGES		760	1,944	781	2,089	708	2,809
HEDGE OF NET INVESTMENTS IN A FOREIGN OPERATION		66	122	27	136	213	26
PORTFOLIO FAIR VALUE HEDGES OF INTEREST RATE RISK		2	—	3	5	7	8
PORTFOLIO CASH FLOW HEDGES OF INTEREST RATE RISK		—	—	27	—	48	1
DERIVATIVES-HEDGE ACCOUNTING	8.1	1,158	2,503	1,482	2,625	1,891	3,303
of which: OTC - credit institutions		932	2,005	1,237	2,404	1,577	2,911
of which: OTC - other financial corporations		223	499	237	221	297	391

Below there is a breakdown of the items covered by fair value hedges:

Hedged items in fair value hedges (Millions of Euros)
	Carrying amount		Hedge adjustments included in the carrying amount of assets/liabilities ⁽¹⁾		Remaining adjustments for discontinued micro hedges including hedges of net positions ⁽¹⁾		Hedged items in portfolio hedge of interest rate risk		Recognized ineffectiveness in profit or loss
	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023
ASSETS
Financial assets measured at fair value through other comprehensive income	10,449	11,308	(409)	(652)	155	172	—	—	16	(5)
Debt securities	10,449	11,308	(409)	(652)	155	172	—	—
Interest rate	10,446	11,308	(409)	(652)	155	172	—	—
Foreign exchange and gold	2	—	—	—	—	—	—	—
Other	—	—	—	—	—	—	—	—
Loans and advances	—	—	—	—	—	—	—	—
Interest rate	—	—	—	—	—	—	—	—
Foreign exchange and gold	—	—	—	—	—	—	—	—
Other	—	—	—	—	—	—	—	—
Financial assets measured at amortized cost	3,003	3,248	(16)	(114)	519	685	753	936	(2)	14
Debt securities	2,232	2,304	(48)	(119)	519	685	—	—
Interest rate	2,232	2,304	(48)	(119)	519	685	—	—
Foreign exchange and gold	—	—	—	—	—	—	—	—
Loans and advances	771	944	32	5	—	—	753	936
Interest rate	757	944	32	5	—	—	753	936
Foreign exchange and gold	14	—	—	—	—	—	—	—
LIABILITIES
Financial liabilities measured at amortized costs	45,613	47,180	96	509	1	—	—	—	(5)	(20)
Debt securities issued	42,521	37,916	172	600	1	—	—	—
Interest rate	42,521	37,915	172	600	1	—	—	—
Foreign exchange and gold	—	1	—	—	—	—	—	—
Deposits	3,092	9,263	(75)	(91)	—	—	—	—
Interest rate	3,092	9,258	(75)	(91)	—	—	—	—
Foreign exchange and gold	—	5	—	—	—	—	—	—
(1) The balance of discontinued hedges is not significant.
The following is the breakdown, by their notional maturities, of the hedging instruments as of December 31, 2024:

Calendar of the notional maturities of the hedging instruments (Millions of Euros)
	Up to 3 months	From 3 months to 1 year	From 1 to 5 years	More than 5 years	Total
FAIR VALUE HEDGES	5,183	10,799	23,509	20,530	60,021
Of which: Interest rate	5,160	10,650	22,903	20,023	58,735
CASH FLOW HEDGES	4,280	16,775	13,346	5,286	39,687
Of which: Interest rate	4,280	16,577	11,689	2,801	35,348
HEDGE OF NET INVESTMENTS IN A FOREIGN OPERATION	12,222	861	—	150	13,234
PORTFOLIO FAIR VALUE HEDGES OF INTEREST RATE RISK	893	179	1,364	406	2,841
PORTFOLIO CASH FLOW HEDGES OF INTEREST RATE RISK	—	—	—	47	47
DERIVATIVES-HEDGE ACCOUNTING	22,579	28,614	38,218	26,419	115,830
In 2024, 2023 and 2022, there was no reclassification in the consolidated income statements of any amount that was previously recognized in equity (see Note 41). The amount of the derivatives designated as accounting hedges that did not pass the effectiveness test in the years ended December 31, 2024, 2023 and 2022 was not material.

16.Investments in joint ventures and associates
16.1Joint ventures and associates
The breakdown of the balance of “Joint ventures and associates” in the consolidated balance sheets is as follows:

Joint ventures and associates. Breakdown by entities (Millions of Euros)
	2024	2023	2022
Joint ventures
Altura Markets, S.V., S.A.	38	31	42
RCI Colombia	37	40	36
Other	19	22	22
Subtotal	94	93	100
Associates
Metrovacesa, S.A.	300	259	259
BBVA Allianz Seguros y Reaseguros, S.A.	265	251	248
Atom Holdco Limited	222	211	132
Redsys Servicios de Procesamiento, S.L.	20	22	20
Servicios Electrónicos Globales S.A. de C.V.	43	36	23
Other	45	105	134
Subtotal	895	883	816
Total	989	976	916
Details of the joint ventures and associates as of December 31, 2024 are shown in Appendix II.
The following is a summary of the changes in the years ended December 31, 2024, 2023 and 2022 under this heading in the consolidated balance sheets:

Joint ventures and associates. Changes in the year (Millions of Euros)
	Notes	2024	2023	2022
Balance at the beginning		976	916	900
Acquisitions and capital increases		4	95	87
Disposals and capital reductions		(28)	(42)	(88)
Transfers and changes of consolidation method		(69)	4	—
Share of profit and loss	39	40	26	21
Exchange differences		7	16	(1)
Impairment / reversal of impairment ⁽¹⁾		63	(9)	42
Dividends, valuation adjustments and other		(5)	(30)	(44)
Balance at the end		989	976	916
(1) See Note 16.3.

During the year 2024, the most significant changes under the heading "Joint ventures and associates" correspond to Solaris and Compañía Española de Financiación del Desarrollo S.A. (Cofides) that left the scope of the consolidation perimeter in the first half of the year when the Group ceased to have significant influence in either entity.
During the years 2023 and 2022, the most significant changes under the heading "Joint ventures and associates" correspond to capital increases in Atom Holdco Limited. During the year 2022, Atom Holdco Limited, the owner of 100% of the shares of Atom Bank PLC, was created. BBVA became a shareholder of Atom Holdco Limited under the same terms and conditions as those previously applicable under the agreement with Atom Bank PLC.
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
As of December 31, 2024, 2023 and 2022 there was no financial support agreement or other contractual commitment to associates and joint ventures entities from the holding or the subsidiaries that are not recognized in the financial statements (see Note 53.2).
As of December 31, 2024, 2023 and 2022 there was no contingent liability in connection with the investments in joint ventures and associates (see Note 53.2).
16.3Impairment
As required by IAS 36, the book value of the associates and joint venture entities has been compared with their recoverable amount, with the latter being calculated as the higher between the value in use and the fair value minus the cost of sale. For the year ended December 31, 2024, a net reversal of impairment was recorded for €63 million; for the year ended December 31, 2023, a net impairment was recorded for €9 million; while for the year ended December 31, 2022, a net reversal of impairment was recorded for €42 million (see Note 48).

17.Tangible assets
The breakdown of, and changes in, the balances under this heading in the consolidated balance sheets, according to the nature of the related items, is as follows:

Tangible assets. Breakdown by type of assets and changes in the year 2024 (Millions of Euros)
		Land and buildings	Work in progress	Furniture, fixtures and vehicles	Right to use asset		Investment Properties	Assets leased out under an operating lease	Total
	Notes				Own use	Investment Properties
Cost
Balance at the beginning		6,405	199	6,424	2,212	238	156	800	16,432
Additions		295	110	513	574	2	52	369	1,914
Retirements		(38)	(1)	(89)	(332)	(32)	(10)	(63)	(566)
Acquisition of subsidiaries in the year		—	—	—	—	—	—	—	—
Disposal of entities in the year		—	—	—	—	—	—	—	—
Transfers		5	(136)	145	(44)	44	(20)	—	(5)
Exchange difference and other		(192)	(17)	(145)	29	—	63	53	(208)
Balance at the end		6,475	155	6,848	2,439	251	241	1,158	17,567
Accrued depreciation
Balance at the beginning		1,226	—	4,606	906	93	17	49	6,896
Additions	45	123	—	501	324	19	5	—	972
Additions transfer to discontinued operations		—	—	—	—	—	—	—	—
Retirements		(25)	—	(87)	(42)	—	(1)	(6)	(161)
Acquisition of subsidiaries in the year		—	—	—	—	—	—	—	—
Disposal of entities in the year		—	—	—	—	—	—	—	—
Transfers		(4)	—	10	22	(22)	(1)	—	5
Exchange difference and other		(56)	—	(181)	(46)	—	8	111	(165)
Balance at the end		1,262	—	4,850	1,164	91	27	153	7,547
Impairment
Balance at the beginning		166	—	—	40	61	15	—	283
Additions	49	(65)	—	2	(18)	20	31	1	(29)
Additions transfer to discontinued operations		—	—	—	—	—	—	—	—
Retirements		—	—	—	—	—	—	—	—
Acquisition of subsidiaries in the year		—	—	—	—	—	—	—	—
Disposal of entities in the year		—	—	—	—	—	—	—	—
Transfers		—	—	—	—	—	(5)	—	(5)
Exchange difference and other		16	—	(2)	—	—	(2)	(1)	13
Balance at the end		118	—	—	22	81	39	—	260
Net tangible assets
Balance at the beginning		5,013	199	1,817	1,266	84	124	751	9,253
Balance at the end		5,094	155	1,999	1,253	79	174	1,004	9,759

Tangible assets. Breakdown by type of assets and changes in the year 2023 (Millions of Euros)
					Right to use asset		Investment properties	Assets leased out under an operating lease	Total
	Notes	Land and buildings	Work in progress	Furniture, fixtures and vehicles	Own use	Investment properties
Cost
Balance at the beginning		6,255	93	5,833	1,871	214	242	582	15,089
Additions		270	190	549	499	10	39	238	1,795
Retirements		(19)	(4)	(117)	(195)	—	(10)	(4)	(349)
Acquisition of subsidiaries in the year		—	—	—	—	—	—	—	—
Disposal of entities in the year		—	—	—	—	—	—	—	—
Transfers		12	(72)	41	(18)	15	—	—	(22)
Exchange difference and other		(113)	(8)	118	55	—	(115)	(16)	(79)
Balance at the end		6,405	199	6,424	2,212	238	156	800	16,432
Accrued depreciation
Balance at the beginning		1,064	—	4,204	653	70	23	52	6,066
Additions	45	121	—	426	296	21	3	—	867
Additions transfer to discontinued operations		—	—	—	—	—	—	—	—
Retirements		(9)	—	(73)	(26)	—	(1)	(1)	(111)
Acquisition of subsidiaries in the year		—	—	—	—	—	—	—	—
Disposal of entities in the year		—	—	—	—	—	—	—	—
Transfers		(2)	—	(7)	(5)	3	1	—	(11)
Exchange difference and other		52	—	57	(12)	—	(9)	(3)	85
Balance at the end		1,226	—	4,606	906	93	17	49	6,896
Impairment
Balance at the beginning		154	—	—	65	50	17	—	286
Additions	49	15	—	1	(14)	12	2	—	16
Additions transfer to discontinued operations		—	—	—	—	—	—	—	—
Retirements		—	—	—	—	—	—	—	—
Acquisition of subsidiaries in the year		—	—	—	—	—	—	—	—
Disposal of entities in the year		—	—	—	—	—	—	—	—
Transfers		—	—	—	—	—	—	—	—
Exchange difference and other		(3)	—	(1)	(11)	—	(3)	—	(18)
Balance at the end		166	—	—	40	61	15	—	283
Net tangible assets
Balance at the beginning		5,036	93	1,629	1,153	94	201	530	8,737
Balance at the end		5,013	199	1,817	1,266	84	124	751	9,253

Tangible assets. Breakdown by type of assets and changes in the year 2022 (Millions of euros)
					Right to use asset		Investment properties	Assets leased out under an operating lease	Total
	Notes	Land and buildings	Work in progress	Furniture, fixtures and vehicles	Own use	Investment properties
Cost
Balance at the beginning		4,350	67	5,388	3,154	162	147	267	13,535
Additions		366	71	475	578	19	95	122	1,726
Retirements		(4)	—	(140)	(1,620)	(1)	(19)	—	(1,784)
Acquisition of subsidiaries in the year ⁽¹⁾		1,392	—	—	—	—	—	—	1,392
Disposal of entities in the year		—	—	—	—	—	—	—	—
Transfers		(21)	(54)	(40)	(274)	33	(4)	—	(360)
Exchange difference and other ⁽²⁾		171	9	150	32	—	23	193	580
Balance at the end		6,255	93	5,833	1,871	214	242	582	15,089
Accrued depreciation
Balance at the beginning		900	—	3,833	811	47	17	33	5,641
Additions	45	108	—	393	295	18	5	—	818
Additions transfer to discontinued operations		—	—	—	—	—	—	—	—
Retirements		(2)	—	(132)	(244)	—	(13)	—	(392)
Acquisition of subsidiaries in the year		—	—	—	—	—	—	—	—
Disposal of entities in the year		—	—	—	—	—	—	—	—
Transfers		11	—	52	(220)	6	13	—	(139)
Exchange difference and other		47	—	59	11	—	2	19	138
Balance at the end		1,064	—	4,204	653	70	23	52	6,066
Impairment
Balance at the beginning		114	—	—	427	34	21	—	596
Additions	49	(29)	—	4	(45)	16	2	—	(53)
Additions transfer to discontinued operations		—	—	—	—	—	—	—	—
Retirements		—	—	—	—	—	—	—	—
Acquisition of subsidiaries in the year		—	—	—	—	—	—	—	—
Disposal of entities in the year		—	—	—	—	—	—	—	—
Transfers		(1)	—	—	(7)	—	21	—	13
Exchange difference and other		70	—	(4)	(309)	—	(26)	—	(270)
Balance at the end		154	—	—	65	50	17	—	286
Net tangible assets
Balance at the beginning		3,336	67	1,555	1,916	81	109	234	7,298
Balance at the end		5,036	93	1,629	1,153	94	201	530	8,737
(1) The amount in 2022 was affected by the closing of the transaction with Merlin Properties in which 100% of the shares of Tree Inversiones Inmobiliarias, SOCIMI, S.A. were acquired by BBVA Group.
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
As of December 31, 2024, 2023 and 2022, the cost of fully amortized tangible assets that remained in use were €3,186, €2,796 and €2,443 million respectively while its recoverable residual value was not significant.
The following table shows the detail of the net carrying amount of the tangible assets corresponding to Spanish and foreign subsidiaries as of December 31, 2024, 2023 and 2022:

Tangible assets by Spanish and foreign subsidiaries. Net assets values (Millions of euros)
	2024	2023	2022 ⁽¹⁾
BBVA and Spanish subsidiaries	4,129	4,183	4,285
Foreign subsidiaries	5,630	5,071	4,452
Total	9,759	9,253	8,737
(1) The number of branches in 2022 was affected by the closing of the transaction with Merlin Properties in which 100% of the shares of Tree Inversiones Inmobiliarias, SOCIMI, S.A. were acquired by BBVA Group.
Purchase of Tree Inversiones Inmobiliarias SOCIMI, S.A. (Tree) from Merlin Properties SOCIMI, S.A.

On June 15, 2022, BBVA acquired from Merlin Properties SOCIMI, S.A. the shares representing the entire share capital of Tree Inversiones Inmobiliarias SOCIMI, S.A. (hereinafter “Tree”) for an amount of €1,988 million. This company has 662 properties leased to BBVA that were part of the set of properties that BBVA sold between 2009 and 2010 under a sale and leaseback agreement. Prior to that date, these properties were recognized as "Rights of use" in the consolidated balance sheet of the BBVA Group under the headings "Tangible assets - Property, plant and equipment" and "Tangible assets - Investment property", while the payment obligation was reflected under the heading "Financial liabilities at amortized cost – Other financial liabilities", in accordance with IFRS 16 Leases.
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
The impact of the transaction amounted to €-201 million (losses net of taxes) which was recognized under the headings "Gains (losses) from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations” for an amount of €-134 million and “Tax expense or income related to profit or loss from continuing operations” for an amount of €-67 million in the consolidated income statement of the BBVA Group.

18.Intangible assets
18.1Goodwill
The breakdown of the balance under this heading in the consolidated balance sheets, according to the CGU to which goodwill has been allocated, is as follows:

Goodwill. Breakdown by CGU and changes of the year (Millions of Euros)
	Mexico	Turkey (1)	Colombia	Chile	Other	Total

Balance as of December 31, 2021	504	152	134	24	4	818
Additions	—	—	—	—	—	—
Exchange difference	55	—	(16)	1	1	41
Impairment	—	—	—	—	—	—
Companies held for sale	—	—	—	—	—	—
Other	—	(152)	—	—	—	(152)
Balance as of December 31, 2022	559	—	118	25	5	707
Additions	—	—	—	—	—	—
Exchange difference	64	—	25	(1)	—	88
Impairment	—	—	—	—	—	—
Companies held for sale	—	—	—	—	—	—
Balance as of December 31, 2023	623	—	143	24	5	795
Additions	—	—	—	—	—	—
Exchange difference	(82)	—	(11)	(1)	(1)	(95)
Impairment	—	—	—	—	—	—
Companies held for sale	—	—	—	—	—	—
Balance as of December 31, 2024	541	—	132	23	4	700
(1) As a result of the application of IAS 29, as indicated in Note 2.2.18, the book value of the Turkish CGU exceeded the existing recoverable value, so on January 1, 2022 the goodwill as well as other intangible assets assigned to the Turkish CGU were derecognized.
Goodwill in business combinations
There were no significant business combinations during 2024, 2023 and 2022.
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
The main hypotheses used for the value in use calculation are the following:
–The forecast cash flows, including net interest margin and cost of risk, estimated by the Group's management, and based on the latest available budgets for the next 5 years, considering the macroeconomic variables of each CGU, regarding the existing balance structure as well as macroeconomic variables such as the evolution of interest rates and the GDP of the geographical area where the CGU is located, among others.
–The constant growth rate for extrapolating cash flows, starting in the fifth year, beyond the period covered by the budgets or forecasts.
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
Goodwill - Mexico CGU
The Group’s most significant goodwill corresponds to the CGU in Mexico, the main significant assumptions used in the impairment test of this CGU as of December 31, 2024, 2023 and 2022 are as follows:

Impairment test assumptions CGU goodwill in Mexico
	2024	2023	2022
Discount rate (1)	18.3%	12.4%	12.7%
Growth rate	5.5%	5.6%	6.3%
(1) After tax discount rates.
In accordance with paragraph 33.c of IAS 36, as of December 31, 2024, the Group used a growth rate of 5.5% based on the real GDP growth rate of Mexico, the expected inflation rate and the potential growth of the banking sector in Mexico.
The assumptions with a greater relative weight and whose volatility could have a greater impact in determining the present value of the cash flows starting on the fifth year are the discount rate and the growth rate. The table below shows, in a simplified way, the relative variation by which the CGU recoverable amount would increase (or decrease) as a result of a reasonable variation (in basis points) of each of the key assumptions, considered in isolation as of December 31, 2024, where, in each case, their value in use would continue to exceed their book value:

Sensitivity analysis for main assumptions - Mexico
	Increase of 50 basis points (1)	Decrease of 50 basis points (1)
Discount rate	(3%)	3%
Growth rate	2%	(2%)
(1) The use of very different discount or growth rates would be inconsistent with the macroeconomic assumptions under which the Unit builds its business plan, such as inflation assumptions or interest rate curves used to determine cash flows.
Goodwill - Turkey CGU
As a result of the application of IAS 29 "Financial Reporting in Hyperinflationary Economies" in 2022, as indicated in Note 2.2.18, the book value of the Turkish CGU exceeded the existing recoverable value as of December 31, 2021 and as a consequence the goodwill as well as other intangible assets assigned to the Turkish CGU were derecognized in their entirety.
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
18.2Other intangible assets
The breakdown of the balance and changes of this heading in the consolidated balance sheets, according to the nature of the related items, is as follows:

Other intangible assets (Millions of Euros)
	2024	2023	2022
Computer software acquisition expense	1,764	1,535	1,393
Other intangible assets with an infinite useful life	9	8	13
Other intangible assets with a definite useful life	17	25	43
Total	1,790	1,568	1,449
The changes of this heading during the years ended December 31, 2024, 2023 and 2022, are as follows:

Other intangible assets (Millions of Euros)
	Notes	Computer software			Other intangible assets			Total of intangible assets
		2024	2023	2022	2024	2023	2022	2024	2023	2022
Balance at the beginning		1,535	1,396	1,239	33	56	140	1,568	1,453	1,379
Additions		771	688	592	11	1	—	782	689	592
Amortization in the year	45	(543)	(518)	(490)	(18)	(19)	(20)	(561)	(536)	(510)
Amortization transfer to discontinued operations		—	—	—	—	—	—	—	—	—
Exchange differences and other		16	(6)	80	(1)	(5)	(63)	16	(11)	17
Impairment		(15)	(26)	(25)	—	—	—	(15)	(26)	(25)
Balance at the end		1,764	1,535	1,396	26	33	56	1,790	1,568	1,453
As of December 31, 2024, 2023 and 2022, the cost of fully amortized intangible assets that remained in use were €4,214 million, €4,214 million and €3,490 million respectively, while their recoverable value was not significant.

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
19.2Years open for review by the tax authorities
As of December 31, 2024, the BBVA consolidated tax group in Spain was undergoing inspection in connection with the years 2017 to 2020, with respect to the main taxes applicable to it.
The remainder of the Spanish consolidated entities in general have the last four years open for inspection by the tax authorities for the main taxes applicable, except for those in which there has been an interruption of the limitation period due to the start of an inspection.
Notwithstanding the above, the application of the temporary tax on credit institutions by BBVA, S.A. for the year 2023 is being reviewed by the Tax Administration.
With respect to the other main jurisdictions in which the Group is present and carries out its activity, in Mexico, during fiscal year 2024 the review procedure corresponding to fiscal year 2018 for the income tax of BBVA México, S.A. has continued.
With regard to the coverage, if applicable, of tax risks identified in the consolidated financial statements, it may involve either the recording of a provision or a lower deferred tax asset or tax credit to the extent that the risk being hedged had previously given rise to the registration of a deferred tax asset or tax credit.
In this regard, in the terms indicated in the previous paragraph, the Group has established provisions that, without prejudice to the uncertainty associated with any ongoing processes, it considers appropriate taking into account the identified risks (in accordance with the relevant evaluation and estimation possibilities of such risks) and that, in no case, are considered individually significant.
Without prejudice to the foregoing, due to the possible different interpretations that may be given to certain tax regulations, the results of the inspections that, where appropriate, are carried out by the tax authorities are likely to reveal other contingent tax liabilities, the amount of which It is not possible to quantify objectively at the present time. However, the Group estimates that the possibility of these contingent liabilities materializing is remote and, in any case, the tax debt that could arise from them would not significantly affect the accompanying consolidated financial statements of the Group.
19.3Reconciliation of the tax expense
The reconciliation of the Group’s corporate income tax expense resulting from the application of the Spanish corporation income tax rate and the income tax expense recognized in the consolidated income statements is as follows:

Reconciliation of taxation at the Spanish corporation tax rate to the tax expense recorded for the year (Millions of Euros)
	2024		2023		2022 ⁽¹⁾
	Amount	Effective tax %	Amount	Effective tax %	Amount	Effective tax %
Profit or (-) loss before tax	15,405		12,419		10,268
From continuing operations	15,405		12,419		10,268
From discontinued operations	—		—		—
Taxation at Spanish corporation tax rate 30%	4,622		3,726		3,080
Lower/higher effective tax rate from foreign entities ⁽²⁾	193		2		317
Mexico	(180)	28%	(194)	27%	(203)	26%
Chile	(2)	23%	(4)	11%	(8)	13%
Colombia	(1)	29%	(25)	14%	24	37%
Peru	(44)	23%	(55)	20%	(16)	27%
Turkey	498	62%	314	57%	621	70%
USA	(14)	26%	5	33%	17	17%
Others	(64)		(39)		(118)
Revenues with lower tax rate (dividends/capital gains)	(44)		(26)		(25)
Equity accounted earnings	(14)		(8)		(6)
Other effects ⁽³⁾	73		309		139
Income tax	4,830		4,003		3,505
Of which: Continuing operations	4,830		4,003		3,505
Of which: Discontinued operations	—		—		—
(1) Balances corresponding to 2022 have been restated according to IFRS 17 (see Note 1.3).
(2) Calculated by applying the difference between the tax rate in force in Spain and the one applied to the Group’s earnings in each jurisdiction.

(3) Regarding 2024, it shows the net impact of several tax effects that include, among others, (i) the accounting record of the impact associated with the declaration of unconstitutionality of certain measures relating to the Spanish Corporate Income Tax introduced by Royal Decree-Law 3/2016, as well as the impact of some of the measures introduced by Law 7/2024 on Corporate Income Tax that, in particular, are aimed at reinstating the measures declared unconstitutional, (ii) the non-deductibility of the temporary taxation of credit institutions recorded for accounting purposes in the year 2024 (see Note 19.6), and (iii) the effects of the limitation of the exemption on intra-group dividends and the withholding taxes associated with them.
The effective income tax rate for the Group in the years ended December 31, 2024, 2023 and 2022 is as follows:

Effective tax rate (Millions of Euros)
	2024	2023	2022 ⁽¹⁾
Income from:
Consolidated tax group in Spain	4,810	2,601	2,206
Other Spanish entities	(41)	6	(462)
Foreign entities	10,636	9,812	8,524
Gains (losses) before taxes from continuing operations	15,405	12,419	10,268
Tax expense or income related to profit or loss from continuing operations ⁽²⁾	4,830	4,003	3,505
Effective tax rate	31.4%	32.2%	34.1%
(1) Balances corresponding to 2022 have been restated according to IFRS 17 (see Note 1.3).
(2) In 2024, €3,970 million and €860 million corresponded to current tax expenses and deferred tax expenses, respectively.

In 2024, in general terms, there have been no changes in the nominal Corporate Income Tax rate in the main countries in which the Group is present compared to those existing in the previous period. In 2023, the changes in the nominal tax rate in Corporate Income Tax, with respect to those existing in the previous year in the main countries in which the Group is present, were Turkey (from 25% to 30%) and Colombia (from 38% to 40%).
19.4Income tax recognized in equity
Regardless of the income tax expense recognized in the consolidated income statements, the Group has recognized income tax charges in the consolidated total equity in 2024, 2023 and 2022 for €543 million, €285 million and €745 million, respectively, mainly due to debt securities, actuarial gains and losses and cash flow hedges.

19.5Tax assets and liabilities
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

Tax assets and liabilities (Millions of Euros)
	2024	2023	2022 ⁽²⁾
Tax assets
Current tax assets ⁽¹⁾	4,295	2,860	1,978
Deferred tax assets	14,354	14,641	14,747
Pensions	534	445	422
Financial Instruments	1,335	1,069	1,478
Loss allowances	2,158	2,127	1,834
Other	1,495	1,467	1,261
Secured tax assets	7,979	8,534	8,689
Tax losses	853	999	1,063
Total	18,650	17,501	16,725
Tax liabilities
Current tax liabilities ⁽¹⁾	575	878	1,415
Deferred tax liabilities	2,458	1,677	1,520
Financial Instruments	915	761	557
Other	1,543	916	963
Total	3,033	2,554	2,935
(1) In 2024, the increase in current tax assets corresponds mainly to a higher tax receivable of the tax group in Spain, as well as in Mexico and Colombia, in relation to the Corporate Income Tax for the year 2024 related to the installment payments made in the year. On the other hand, the decrease in current tax liabilities corresponds mainly to the decrease in the tax payable in Mexico and Argentina in relation to the estimated income tax for the year 2023.
(2) Balances corresponding to 2022 have been restated according to IFRS 17 (see Note 1.3).

The most significant variations of the deferred tax assets and liabilities in the years 2024, 2023 and 2022 were derived from the following items:

Deferred tax assets and liabilities. Annual variations (Millions of Euros)
	2024		2023		2022⁽¹⁾
	Deferred assets	Deferred liabilities	Deferred assets	Deferred liabilities	Deferred assets	Deferred liabilities
Balance at the beginning	14,641	1,677	14,747	1,520	14,917	1,769
Pensions	89	—	23	—	6	—
Financials instruments	266	154	(409)	204	70	(567)
Loss allowances	31	—	293	—	158	—
Others	28	627	206	(47)	160	318
Secured tax assets	(555)	—	(155)	—	(615)	—
Tax losses	(146)	—	(64)	—	51	—
Balance at the end	14,354	2,458	14,641	1,677	14,747	1,520
(1) Balances corresponding to 2022 have been restated according to IFRS 17 (see Note 1.3).
The changes in deferred tax assets and liabilities in 2024 were mainly attributable to:
–Secured tax assets decreased as a result of the offsetting of these assets provided for in the estimate of the Spanish tax group's income tax for 2024, as well as due to the effects associated with the declaration of unconstitutionality of certain measures relating to Corporate Income Tax introduced by Royal Decree Law 3/2016 in Spain.
–There was a decrease in tax assets due to tax losses because, in 2024, the tax Group in Spain generated positive taxable income that allowed the offsetting of tax losses and deductions; its balance was also affected, among others, by the effects associated with the declaration of unconstitutionality referred to above.
–Changes in the amount of deferred tax assets (other than those guaranteed and those linked to tax losses) net of deferred tax liabilities were mainly due to the effect of exchange rates, especially in the case of Mexico and Turkey, the effects associated with the valuation of financial instruments and the functioning of the Corporate Income Tax in which, due to the differences between accounting and taxation criteria, there are constant movements in deferred taxes.
Of the deferred tax assets and liabilities shown above, those included in Note 19.4 above have been recognized against the entity's equity, and the rest against earnings for the year or reserves.
As of December 31, 2024, 2023 and 2022, the estimated amount of temporary differences associated with investments in subsidiaries, joint ventures and associates, which were not recognized as deferred tax liabilities in the consolidated balance sheets, amounted to €230, €96 and €88 million, respectively.
With respect to the deferred tax assets shown above, the table below shows the amounts guaranteed by the Spanish government, broken down by the items that originated the relevant assets:

Secured tax assets (Millions of Euros)
	2024	2023	2022
Pensions	1,622	1,622	1,622
Loss allowances	6,357	6,912	7,067
Total	7,979	8,534	8,689
As of December 31, 2024, non-guaranteed net deferred tax assets amounted to €3,918 million (€4,430 million and €4,537 million as of December 31, 2023 and 2022, respectively). The breakdown by major geographical areas was as follows:
–Spain: Net deferred tax assets recognized in Spain totaled €1,421 million as of December 31, 2024 (€1,805 and €2,424 million as of December 31, 2023 and 2022, respectively). €685 million of the figure recorded in the year ended December 31, 2024 for net deferred tax assets related to tax credits and tax loss carry forwards and €736 million relate to temporary differences.
–Mexico: Net deferred tax assets recognized in Mexico amounted to €1,798 million as of December 31, 2024 (€1,899 and €1,640 million as of December 31, 2023 and 2022, respectively). Practically all of deferred tax assets as of December 31, 2024 relate to temporary differences.
–South America: Net deferred tax assets recognized in South America amounted to €245 million as of December 31, 2024 (€213 and €227 million as of December 31, 2023 and 2022, respectively). Of the figure recorded at year-end 2024 for net deferred tax assets, €147 million relate to tax credits for tax loss carryforwards and €98 million have arisen as temporary differences.
–Turkey: Net deferred tax assets recognized in Turkey amounted to €443 million as of December 31, 2024 (€499 and €228 million as of December 31, 2023 and 2022, respectively). All of the deferred tax assets have arisen as temporary differences.

Based on the information available as of December 31, 2024, including historical levels of benefits and projected results available to the Group, the Group has carried out an analysis of its recovery of deferred tax assets and liabilities and it is considered that there is sufficient positive evidence, in excess of the negative evidence, that sufficient positive taxable income will be generated for the recovery of the aforementioned unsecured deferred tax assets when they become deductible in accordance with tax legislation. In this respect, in the specific case of the tax Group in Spain, the Group estimates that it will be able to generate sufficient taxable income to offset the tax loss carryforwards and deductions recorded for accounting purposes within a period under 10 years.
On the other hand, the Group has not recognized for accounting purposes (or, as the case may be, has been subject to a valuation adjustment) certain deferred tax assets (tax loss carryforwards, deductions and temporary differences) for which, in general, there is no legal period for offsetting, amounting to approximately €2,507 million (in terms of quota), which mainly arise from the integration of Catalunya Banc in the case of Spain, in accordance with the following breakdown by each of the jurisdictions in which the Group is located and carries on its business activities: (i) Spain: €2,395,411 thousand; (ii) United States: €37,829 thousand; (iii) Mexico: €24,615 thousand; (iv) France: €12,939 thousand; (v) Portugal: €11,654 thousand; (vi) Colombia: €10,718 thousand; (vii) Peru: €4,289 thousand; (viii) Brazil: €3,164 thousand; (ix) Japan: €2,766 thousand; (x) Turkey: €2,943 thousand; (xi) Netherlands: €794 thousand; (xii) Singapore: €171 thousand; and (xiii) China: €64 thousand.
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
19.6Other contributions and taxes
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
The impact of the payment required to be made by BBVA on account of this benefit in 2024 amounted to €285 million and was recorded under "Other operating expense" in the consolidated income statement (see Note 42).
Tax on net interest income and commissions of certain financial institutions in Spain
On December 21, 2024, Law 7/2024 was published in the Official State Gazette, the ninth Final Provision of which regulates a new tax on the interest margin and commissions of certain financial entities, including Banco Bilbao Vizcaya Argentaria, S.A. The tax is levied on the interest margin and commissions obtained by credit institutions from the activity they carry out in Spain and is applicable to the first three consecutive tax periods that begin on January 1, 2024.
Subsequently, Royal Decree-Law 9/2024, which came into force on December 25, 2024, modified certain aspects of the tax approved by Law 7/2024, among other things, the tax period and the accrual of the new tax. However, this Royal Decree-Law has not been validated by the Congress of Deputies so, as of the date of these Consolidated Financial Statements, it is repealed.
No impact associated with this tax has been recorded in the Consolidated Financial Statements for the year ended December 31, 2024.
Complementary tax to ensure a global minimum top up tax for multinational groups and large domestic groups (Pillar Two)
On December 20, 2024, Law 7/2024 of December 20, 2024 was approved in Spain, establishing a Complementary Tax to guarantee an overall minimum level of taxation for multinational groups and large domestic groups, a Tax on the net interest income and fee and commission of certain financial institutions and a Tax on liquids for electronic cigarettes and other tobacco-related products, and amending other tax regulations.
This law transposes Council Directive (EU) 2022/2523 of December 15, 2022, which incorporates the Pillar Two rules into the European legal framework.
The aforementioned Law has been approved with effect for tax periods beginning on or after December 31, 2023. Consequently, at the end of the year 2024, the Group is subject to the Pillar Two rules.
In compliance with current legislation, the Group has calculated the estimated impact of the Complementary Tax based on the Transitional Safe Harbor analysis and on the basis of the figures used in the preparation of the Group's consolidated financial statements in each of its constituent jurisdictions.

As a result of this estimated calculation, it has been determined that most of the jurisdictions in which the Group operates, with the exception of a small number of countries representing an immaterial percentage of the BBVA Group's profit (loss) before tax, exceed the minimum effective tax rate of 15% and, therefore, do not accrue Complementary Tax. For those jurisdictions that do not meet this threshold, BBVA, S.A., as the ultimate parent company of the Group, as of December 31, 2024, has recognized as a current tax expense the corresponding estimated supplementary tax associated with those jurisdictions, the amount of which is very immaterial.
Finally, it should be noted that the BBVA Group applies the mandatory exception to the recognition and disclosure of deferred tax assets and liabilities in relation to Pillar Two.
20.Other assets and liabilities
The breakdown of the balances of these headings of the consolidated balance sheets is as follows:

Other assets and liabilities (Millions of Euros)
	2024	2023	2022 ⁽¹⁾
ASSETS
Inventories ⁽²⁾	1,299	276	325
Transactions in progress	482	41	93
Accruals	1,862	1,368	1,461
Other items	1,881	1,174	706
Total	5,525	2,859	2,586
LIABILITIES
Transactions in progress	306	133	44
Accruals	3,066	2,878	2,595
Other items	1,997	2,466	2,269
Total	5,370	5,477	4,909
(1) Balances corresponding to 2022 have been restated according to IFRS 17 (see Note 1.3).
(2) The variation in 2024 corresponds mainly to the acquisition of land plots from the Group's real estate company Crea Madrid Nuevo Norte, S.A. in relation to an urban planning operation in Madrid.

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
	2024	2023	2022
ASSETS
Foreclosures and recoveries	847	943	1,070
Other assets from tangible assets (1)	618	1,026	1,063
Companies held for sale	55	43	40
Accrued amortization (2)	(46)	(84)	(93)
Impairment losses (1)	(645)	(1,005)	(1,057)
Total	828	923	1,022
LIABILITIES
Companies held for sale	—	—	—
Total	—	—	—
(1) The variation in 2024 is mainly due to sales of properties by the companies Tree Investments Inmobiliarias, SOCIMI, SA and Banco Bilbao Vizcaya Argentaria, S.A.
(2) Corresponds to the accumulated depreciation of assets before their classification as "Non-current assets and disposal groups classified as held for sale".
Non-current assets and disposal groups classified as held for sale
The changes in the balances of “Non-current assets and disposal groups classified as held for sale” in 2024, 2023 and 2022, are as follows:

Non-current assets and disposal groups classified as held for sale (Millions of Euros)
	Notes	Foreclosed assets			Property, Plant and Equipment (1)			Companies held for sale			Total
Cost (a)		2024	2023	2022	2024	2023	2022	2024	2023	2022	2024	2023	2022
Balance at the beginning		943	1,070	1,218	943	970	452	43	39	41	1,928	2,078	1,711
Additions		250	190	211	18	2	1	15	—	2	283	192	214
Contributions from merger transactions		—	—	—	—	—	592	—	—	—	—	—	592
Retirements (sales and other decreases)		(338)	(323)	(353)	(446)	(34)	(110)	—	—	(2)	(784)	(357)	(465)
Transfers, other movements and exchange differences		(8)	6	(6)	57	5	35	(3)	4	(2)	46	15	27
Disposals by companies held for sale		—	—	—	—	—	—	—	—	—	—	—	—
Balance at the end		847	943	1,070	572	943	970	55	43	39	1,473	1,928	2,078

Impairment (b)
Balance at the beginning		299	356	381	706	701	269	—	—	—	1,005	1,057	650
Additions	50	24	16	64	59	27	158	—	—	—	83	42	221
Additions transfer to discontinued operations		—	—	—	—	—	—	—	—	—	—	—	—
Contributions from merger transactions		—	—	—	—	—	—	—	—	—	—	—	—
Retirements (sales and other decreases)		(91)	(89)	(102)	(352)	(22)	(46)	—	—	—	(443)	(111)	(148)
Other movements and exchange differences		5	16	13	(5)	1	320	—	—	—	—	17	333
Disposals by companies held for sale		—	—	—	—	—	—	—	—	—	—	—	—
Balance at the end		237	299	356	409	706	701	—	—	—	645	1,005	1,057
Balance at the end of net carrying value (a)-(b)		610	644	714	163	236	269	55	43	39	828	923	1,022
(1) Net of accumulated amortization until assets were reclassified as “Non-current assets and disposal groups classified as held for sale”.
As indicated in Note 2.2.6, “Non-current assets and disposal groups held for sale” and “Liabilities included in disposal groups classified as held for sale” are valued at the lower amount between its fair value less costs to sell and its carrying amount. As of December 31, 2024, 2023 and 2022 practically all of the carrying amount of the assets recorded at fair value on a non-recurring basis equals their fair value.
Assets from foreclosures or recoveries
As of December 31, 2024, 2023 and 2022, assets from foreclosures and recoveries, net of impairment losses, by nature of the asset, amounted to €404 million, €460 million and €478 million in assets for residential use; €169 million, €154 million and €199 million in assets for tertiary use (industrial, commercial or office) and €31 million, €26 million and €34 million in assets for agricultural use, respectively.
As of December 31, 2024, 2023 and 2022, the average sale time of assets from foreclosures or recoveries was between 2 and 3 years.

During the years 2024, 2023 and 2022, some of the sale transactions for these assets were financed by Group companies. The amount of loans granted to the buyers of these assets in those years amounted to €12 million, €22 million and €43 million, respectively; with an average financing of 69% of the sales price during 2024.
As of December 31, 2024, 2023 and 2022, the amount of the profits arising from the sale of assets financed by Group companies that are not recognized in the consolidated income statement is not significant.

22.Financial liabilities at amortized cost
22.1Breakdown of the balance
The breakdown of the balance under these headings in the consolidated balance sheets is as follows:

Financial liabilities measured at amortized cost (Millions of Euros)
	2024	2023	2022 ⁽¹⁾
Deposits	496,720	473,835	459,662
Deposits from central banks	14,668	20,309	38,323
Demand deposits	657	159	205
Time deposits and other	6,369	12,203	33,534
Repurchase agreement	7,642	7,947	4,584
Deposits from credit institutions	34,406	40,039	26,935
Demand deposits	6,977	6,629	11,434
Time deposits and other	15,049	12,871	11,787
Repurchase agreement	12,380	20,539	3,714
Customer deposits	447,646	413,487	394,404
Demand deposits	331,780	317,543	316,082
Time deposits and other	106,658	91,740	76,063
Repurchase agreement	9,208	4,204	2,259
Debt certificates issued	69,867	68,707	55,429
Other financial liabilities	17,753	15,046	14,081
Total	584,339	557,589	529,172
(1) Balances corresponding to 2022 have been restated according to IFRS 17 (see Note 1.3).
As of December 31, 2024, all drawdowns of the TLTRO III program have been repaid. As of December 31, 2023 and 2022, the amount recorded in "Deposits from central banks - Time deposits and other" included the drawdowns of the TLTRO III facilities of the ECB, mainly by BBVA, S.A., amounting to €3,660 million and €26,711 million, respectively.

22.2Deposits from credit institutions
The breakdown by geographical area and the nature of the related instruments of this heading in the consolidated balance sheets is as follows:

Deposits from credit institutions (Millions of Euros)
	Demand deposits	Time deposits and other (1)	Repurchase agreements	Total
December 2024
Spain	1,039	3,116	538	4,693
Mexico	973	981	231	2,185
Turkey	158	2,002	2	2,162
South America	577	2,387	—	2,963
Rest of Europe	2,942	3,313	11,578	17,832
Rest of the world	1,289	3,250	31	4,570
Total	6,977	15,049	12,380	34,406
December 2023
Spain	1,252	2,434	899	4,585
Mexico	789	642	—	1,431
Turkey	16	535	37	587
South America	416	2,242	—	2,659
Rest of Europe	3,011	2,742	19,344	25,097
Rest of the world	1,145	4,277	259	5,681
Total	6,629	12,871	20,539	40,039
December 2022
Spain	1,215	1,429	67	2,709
Mexico	855	732	—	1,587
Turkey	10	633	29	672
South America	844	2,251	—	3,095
Rest of Europe	3,613	2,944	1,669	8,226
Rest of the world	4,897	3,797	1,949	10,645
Total	11,434	11,787	3,714	26,935
(1) Subordinated deposits are included amounting to €48, €35 and €24 million as of December 31, 2024, 2023 and 2022, respectively.

22.3Customer deposits
The breakdown by geographical area of this heading in the consolidated balance sheets, by type of instrument, is as follows:

Customer deposits (Millions of Euros)
	Demand deposits	Time deposits and other ⁽¹⁾ ⁽²⁾	Repurchase agreements	Total
December 2024
Spain	186,489	22,501	6,474	215,464
Mexico	70,133	14,319	987	85,439
Turkey	23,228	25,388	652	49,267
South America	32,443	20,232	—	52,675
Rest of Europe	17,170	17,613	1,095	35,878
Rest of the world	2,318	6,605	—	8,922
Total	331,780	106,658	9,208	447,646
December 2023
Spain	179,825	17,952	4	197,780
Mexico	76,122	15,067	1,638	92,828
Turkey	20,423	21,485	1,331	43,239
South America	26,888	17,349	—	44,237
Rest of Europe	12,863	16,257	1,231	30,350
Rest of the world	1,422	3,630	—	5,052
Total	317,543	91,740	4,204	413,487
December 2022 ⁽¹⁾
Spain	188,803	13,937	2	202,742
Mexico	64,671	12,916	630	78,217
Turkey	22,117	17,254	747	40,118
South America	27,083	14,505	—	41,587
Rest of Europe	11,670	14,224	880	26,774
Rest of the world	1,737	3,228	—	4,965
Total	316,082	76,063	2,259	394,404
(1) Balances corresponding to 2022 have been restated according to IFRS 17 (see Note 1.3).
(2) Subordinated deposits are included amounting to €8 million as of December 31, 2024. As of December 31, 2023 and 2022, no subordinated deposits were recorded under this heading.
22.4Debt certificates
The breakdown of the balance under this heading, by type of financial instrument and by currency, is as follows:

Debt certificates issued (Millions of Euros)
	2024	2023	2022
In Euros	37,118	44,622	35,611
Promissory bills and notes	1,360	5,416	1,079
Non-convertible bonds and debentures	17,788	16,256	16,979
Covered bonds	5,825	6,734	7,665
Hybrid financial instruments (1)	519	800	959
Securitization bonds	2,201	2,168	2,501
Wholesale funding	1,030	6,182	139
Subordinated liabilities	8,395	7,066	6,289
Convertible perpetual certificates	2,750	3,000	3,000
Other non-convertible subordinated liabilities	5,645	4,066	3,289
In foreign currencies	32,748	24,086	19,819
Promissory bills and notes	2,962	336	351
Non-convertible bonds and debentures	12,136	8,684	9,323
Covered bonds	95	99	114
Hybrid financial instruments (1)	5,327	4,722	3,724
Securitization bonds	—	—	—
Wholesale funding	1,067	1,479	111
Subordinated liabilities	11,161	8,766	6,196
Convertible perpetual certificates	2,888	2,715	1,876
Other non-convertible subordinated liabilities	8,273	6,051	4,320
Total	69,867	68,707	55,429
(1) Corresponds to structured note issuances with embedded derivatives that have been segregated according to IFRS 9.

22.4.1Subordinated liabilities
The breakdown of this heading in the consolidated balance sheets is as follows:

Memorandum item: Subordinated liabilities at amortized cost (Millions of Euros)
	2024	2023	2022
Subordinated deposits	56	35	24
Subordinated certificates	19,556	15,832	12,485
Compound convertible financial instruments	5,638	5,715	4,876
Other non-convertible subordinated liabilities	13,918	10,117	7,609
Total	19,612	15,867	12,509
The balance variances are mainly due to the following transactions:
Perpetual Contingent Convertible Securities
The Annual General Shareholders' Meeting of BBVA held on April 20, 2021, resolved, under agenda item five, to authorize the Board of Directors of BBVA, with sub-delegation powers, to issue convertible securities, whose conversion is contingent and which are intended to meet regulatory requirements for their eligibility as capital instruments (CoCo), in accordance with the solvency regulations applicable from time to time, subject to the legal and statutory provisions that may be applicable at any time. The Board of Directors may make issues on one or several times within the maximum term of five years from the date on which this resolution was adopted, up to the maximum overall amount of €8 billion or its equivalent in any other currency. The Board of Directors may also resolve to exclude, either fully or partially, the pre-emptive subscription rights of shareholders within the framework of a concrete issuance, complying in all cases with the legal requirements and limitations established for this purpose at any given time.
Under that delegation, BBVA has made the following contingently convertible issuances that qualify as additional tier 1 capital of the Bank and the Group in accordance with Regulation (EU) 575/2013 throughout the financial years 2023 and 2024:
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
–On June 13, 2024, BBVA carried out an issuance of perpetual contingent convertible securities with exclusion of shareholders' pre-emptive subscription rights, for a total nominal amount of €750 million. This issuance is listed in the Global Exchange Market of Euronext Dublin and was targeted only at qualified investors, not being offered or sold to any retail clients.
Additionally, on January 14, 2025, BBVA carried out an issuance of perpetual contingent convertible securities with exclusion of shareholders' pre-emptive subscription rights, for a total nominal amount of USD 1 billion. This issuance is listed on the New York Stock Exchange and was targeted only at qualified investors, not being offered or sold to any retail clients.
These perpetual securities issued, where appropriate, must be converted into newly issued ordinary shares of BBVA if the CET 1 ratio of the Bank or the Group is less than 5.125%, in accordance with their respective terms and conditions.
These type of issuances made by the Bank may be fully redeemed at BBVA's option only in the cases contemplated in their respective terms and conditions and, in any case, in accordance with the provisions of the applicable legislation. In particular, throughout the financial years 2022, 2023 and 2024 the Bank has early redeemed the following issues:
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
–On March 29, 2024, the Bank early redeemed the issuance of contingently convertible preferred securities (which qualified as additional tier 1 instruments) carried out by the Bank on March 29, 2019, for an amount of €1 billion on the First Reset Date and once the prior consent from the Regulator was obtained.
Additionally, on January 28, 2025, the Bank announced its irrevocable decision to redeem in whole on March 5, 2025, the issuance of contingently convertible preferred securities (which qualified as additional tier 1 instruments) carried out by the Bank on September 5, 2019, for an amount of USD 1 billion on the First Reset Date and once the prior consent from the Regulator was obtained.

Convertible Securities
The Annual General Shareholders' Meeting of BBVA held on March 18, 2022, resolved, under agenda item five, to confer authority on the Board of Directors of BBVA, with sub-delegation powers, to issue securities convertible into new BBVA shares (other than contingently convertible securities, envisaged to meet regulatory requirements for their eligibility as capital instruments (CoCo) referred to in the resolutions adopted by BBVA's Annual General Shareholders' Meeting held on April 20, 2021, under agenda item five), subject to provisions in the law and in BBVA's bylaws that may be applicable at any time, on one or several occasions within the maximum term of five years to be counted as from the date on which the resolution was adopted, up to a maximum total amount of €6 billion, or the equivalent in any other currency. The Board of Directors may also resolve to exclude, either fully or partially, the pre-emptive subscription rights of shareholders within the framework of a specific issuance, limiting this power to the extent that the nominal amount of the capital increases agreed or executed in order to satisfy conversion of the issues carried out excluding the pre-emptive subscription right by virtue of this power (without prejudice to anti-dilution adjustments) and any agreed or executed in use of the power under the item 4 of the Agenda of the same General Meeting, described in Note 26, excluding the pre-emptive subscription right, do not exceed a maximum aggregated nominal amount of 10% of BBVA's share capital at the time the resolution was adopted.
As of the date of preparation of these Consolidated Financial Statements, the Bank has not made use of the authority granted by the BBVA Annual General Shareholders' Meeting held on March 18, 2022.
22.5Other financial liabilities
The breakdown of the balance under this heading in the consolidated balance sheets is as follows:

Other financial liabilities (Millions of Euros)
	2024	2023	2022 ⁽¹⁾
Lease liabilities	1,467	1,507	1,398
Creditors for other financial liabilities	4,859	3,439	3,584
Collection accounts	3,693	3,642	3,426
Creditors for other payment obligations	7,734	6,458	5,673
Total	17,753	15,046	14,081
(1) Balances corresponding to 2022 have been restated according to IFRS 17 (see Note 1.3).

A breakdown of the maturity of the lease liabilities, due after December 31, 2024 is provided below:

Maturity of future payment obligations (Millions of Euros)
	Up to 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total
Leases	175	285	239	768	1,467
23.Assets and liabilities under insurance and reinsurance contracts
The Group has insurance subsidiaries mainly in Spain, Latin America (mostly in Mexico) and Turkey. Specifically, the insurance entities located in Spain and Mexico together accounted for approximately 95% in terms of total liabilities under insurance and reinsurance contracts as of December 31, 2024.
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
The amounts that the consolidated insurance entities are entitled to receive from reinsurance contracts they maintain with third parties are recognized under the heading “Assets under reinsurance and insurance contracts” in the consolidated balance sheets. As of December 31, 2024, 2023 and 2022, the balance under this heading amounted to €191 million, €211 million and €183 million, respectively.
The heading “Liabilities under insurance and reinsurance contracts” in the consolidated balance sheets includes the liabilities recorded under insurance contracts of the consolidated insurance entities in accordance with IFRS 17 (see Note 2.2.8). The breakdown of the balance of this heading as of December 31, 2024, 2023 and 2022 is as follows:

Liabilities under insurance and reinsurance contracts (Millions of Euros)
	2024	2023	2022 ⁽¹⁾
Insurances	10,981	12,110	10,131
Liabilities for remaining coverage	9,835	10,900	9,157
Estimates of the present value of cash flows	8,462	9,516	7,905
Risk adjustment	150	171	155
Cost service margin	1,224	1,213	1,097
Liabilities for incurred claims	1,146	1,210	974
Estimates of the present value of cash flows	1,129	1,191	959
Risk adjustment	17	19	15
Reinsurances	—	—	—
Total	10,981	12,110	10,131
(1) Balances corresponding to 2022 have been restated according to IFRS 17 (see Note 1.3).
In addition, the breakdown of “Liabilities under insurance and reinsurance contracts” in the consolidated balance sheets by type of product as of December 31, 2024, 2023 and 2022, excluding insurance contracts valued following the Simplified Model, is shown in the table below:

Liabilities under insurance and reinsurance contracts by type of product (Millions of Euros)
	2024	2023	2022 ⁽³⁾
Liabilities for remaining coverage	9,835	10,900	9,157
Life insurance	9,555	10,657	8,962
Individuals life insurance ⁽¹⁾	7,643	8,900	7,592
Group insurance ⁽²⁾	1,912	1,757	1,370
Non-life insurance	280	243	195
Liabilities for incurred claims	1,146	1,210	974
Total	10,981	12,110	10,131
(1) Provides coverage in the event of death, disability and serious illness.
(2) The insurance policies purchased by employers (other than BBVA Group) on behalf of their employees.
(3) Balances corresponding to 2022 have been restated according to IFRS 17 (see Note 1.3).

The variation in liabilities under insurance and reinsurance contracts analyzed by liability for the remaining coverage and liability for incurred claims for the years 2024, 2023 and 2022 is shown below:

Variation in liabilities under insurance and reinsurance contracts analyzed by liabilities for the remaining coverage and the liabilities for incurred claims. December 2024 (Millions of Euros)
	Liability for remaining coverage	Liability for incurred claims	Total

Initial balance	10,900	1,210	12,110
Result from insurance service	(3,371)	1,862	(1,509)
Insurance revenue	(3,494)	—	(3,494)
Insurance expense	124	1,862	1,985
Financial income/ expenses from insurance contracts	(407)	12	(395)
Exchange differences	(657)	(110)	(767)
Cash flows	3,370	(1,828)	1,542
Final balance	9,835	1,146	10,981

Variation in liabilities under insurance and reinsurance contracts analyzed by liabilities for the remaining coverage and the liabilities for incurred claims. December 2023 (Millions of Euros)
	Liability for remaining coverage	Liability for incurred claims	Total

Initial balance	9,157	974	10,131
Result from insurance service	(2,822)	1,532	(1,289)
Insurance revenue	(2,897)	—	(2,897)
Insurance expense	75	1,532	1,607
Financial income/ expenses from insurance contracts	563	1	564
Exchange differences	1,008	59	1,067
Cash flows	2,994	(1,357)	1,637
Final balance	10,900	1,210	12,110

Variation in liabilities under insurance and reinsurance contracts analyzed by liabilities for the remaining coverage and the liabilities for incurred claims. December 2022 (Millions of Euros)
	Liability for remaining coverage	Liability for incurred claims	Total

Initial balance	8,875	1,097	9,972
Result from insurance service	(2,446)	1,260	(1,186)
Insurance revenue	(2,575)	—	(2,575)
Insurance expense	130	1,260	1,390
Financial income/ expenses from insurance contracts	(694)	2	(692)
Exchange differences	1,048	51	1,099
Cash flows	2,375	(1,437)	938
Final balance	9,157	974	10,131

The variation of liabilities under insurance and reinsurance contracts, distinguishing between their different valuation components, excluding contracts valued under the Simplified Model, for the years 2024, 2023 and 2022 is shown below:

Variation in liabilities under insurance and reinsurance contracts analyzed by valuation component. December 2024 (Millions of Euros)
	Estimated present value of future cash flows	Risk adjustment	Contractual service margin ⁽¹⁾	Total
Initial balance	9,738	167	1,213	11,118
Insurance service result	(345)	(17)	44	(318)
Changes that relate to current services	(969)	(29)	(270)	(1,267)
Changes that relate to future services	(350)	12	314	(24)
Changes that relate to past services	974	—	—	974
Financial income/ expenses from insurance contracts	(457)	3	49	(406)
Exchange rate differences	(636)	(3)	(82)	(721)
Cash flows	411	—	—	411
Final balance	8,710	150	1,224	10,084
(1) In general, the transition approach for calculating the contractual service margin has been the fair value approach for long-term contracts and the full retrospective approach for short-term contracts.

Variation in liabilities under insurance and reinsurance contracts analyzed by valuation component. December 2023 (Millions of Euros)
	Estimated present value of future cash flows	Risk adjustment	Contractual service margin ⁽¹⁾	Total
Initial balance	8,056	150	1,097	9,303
Insurance service result	(384)	—	(23)	(406)
Changes that relate to current services	(749)	(26)	(185)	(960)
Changes that relate to future services	(189)	26	163	—
Changes that relate to past services	554	—	—	554
Financial income/ expenses from insurance contracts	508	11	45	564
Exchange rate differences	935	6	94	1,035
Cash flows	623	—	—	623
Final balance	9,738	167	1,213	11,118
(1) In general, the transition approach for calculating the contractual service margin has been the fair value approach for long-term contracts and the full retrospective approach for short-term contracts.

Variation in liabilities under insurance and reinsurance contracts analyzed by valuation component. December 2022 (Millions of Euros)
	Estimated present value of future cash flows	Risk adjustment	Contractual service margin ⁽¹⁾	Total
Initial balance	7,945	112	948	9,006
Insurance service result	(606)	46	49	(511)
Changes that relate to current services	(750)	(14)	(144)	(908)
Changes that relate to future services	(270)	60	193	(17)
Changes that relate to past services	413	—	—	413
Financial income/ expenses from insurance contracts	(704)	(20)	29	(694)
Exchange rate differences	1,009	11	72	1,093
Cash flows	412	—	—	412
Final balance	8,056	150	1,097	9,303
(1) In general, the transition approach for calculating the contractual service margin has been the fair value approach for long-term contracts and the full retrospective approach for short-term contracts.

The maturity of “Liabilities under insurance and reinsurance contracts” is as follows:

Maturity of the liabilities under insurance and reinsurance contracts (Millions of Euros)
	Up to 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total
2024	1,556	319	720	8,387	10,981
2023	1,356	962	2,425	7,367	12,110
2022	1,754	663	1,664	6,050	10,131
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

24.Provisions
The breakdown of the balance under this heading in the consolidated balance sheets, based on type of provisions, is as follows:

Provisions. Breakdown by concepts (Millions of Euros)
	Notes	2024	2023	2022
Provisions for pensions and similar obligations	25	2,348	2,571	2,632
Other long term employee benefits ⁽¹⁾	25	384	435	466
Provisions for taxes and other legal contingencies	7.1	791	696	685
Provisions for contingent risks and commitments	7.2.6	667	770	770
Other provisions ⁽²⁾		429	452	380
Total		4,619	4,924	4,933
(1) It included commitments undertaken under the collective layoff procedure that was carried out at Banco Bilbao Vizcaya Argentaria, S.A. in 2021.
(2) Individually non-significant provisions, for various concepts and corresponding to different geographical areas.
The change in provisions for pensions and similar obligations for the years ended December 31, 2024, 2023 and 2022 is as follows:

Provisions for pensions and other post-employment obligations for defined benefit plans, and other long term employee benefits. Changes over the year (Millions of Euros)
	Notes	2024	2023	2022 ⁽¹⁾
Balance at the beginning		3,006	3,098	4,208
Charges to income for the year		197	211	25
Interest expense and similar charges	25	138	133	75
Personnel expense		57	49	42
Provision expense		2	29	(92)
Charges (credits) to equity ⁽²⁾	25	132	314	(433)
Transfers and other changes		(49)	(37)	36
Benefit payments		(410)	(474)	(616)
Employer contributions		(143)	(106)	(120)
Balance at the end		2,732	3,006	3,098
(1) Balances corresponding to 2022 have been restated according to IFRS 17 (see Note 1.3).
(2) Correspond to actuarial losses (gains) arising from certain post-employment defined-benefit commitments for pensions recognized in “Equity” (see Note 2.2.13).

Provisions for taxes, legal contingencies and other provisions. Changes over the year (Millions of Euros)
	2024	2023	2022
Balance at beginning	1,148	1,065	990
Additions	370	651	417
Acquisition of subsidiaries	—	—	—
Unused amounts reversed during the year	(92)	(385)	(130)
Amount used and other variations	(206)	(183)	(211)
Balance at the end	1,220	1,148	1,065

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
On the basis of the information available, the Group considers that, as of December 31, 2024, the provisions made in relation to judicial proceedings and arbitrations, where so required, are adequate and reasonably cover the liabilities that might arise, if any, from such proceedings and arbitrations. Furthermore, on the basis of the information available and with the exceptions indicated in Note 7.1 "Risk factors", BBVA considers that the liabilities that may arise from the resolution of such proceedings will not have, individually, a significant adverse effect on the Group's business, financial situation or results of operations.
25.Post-employment and other employee benefit commitments
As stated in Note 2.2.13, the Group has assumed commitments with employees including short-term employee benefits (see Note 44.1), defined contribution and defined benefit plans (see Glossary), healthcare and other long-term employee benefits.
The Group sponsors defined-contribution plans for the majority of its active employees, with the plans in Spain and Mexico being the most significant. Most defined benefit plans are closed to new employees, with liabilities relating largely to retired employees, the most significant being those in Spain, Mexico and Turkey. In Mexico, the Group provides medical benefits to a closed group of employees and their family members, both in active service and retirement.
The breakdown of the net defined benefit liability recorded on the balance sheet as of December 31, 2024, 2023 and 2022 is provided below:

Net defined benefit liability (asset) on the consolidated balance sheet (Millions of Euros)
	Notes	2024	2023	2022
Pension commitments		3,759	3,849	3,661
Early retirement commitments		271	412	606
Medical benefits commitments		1,269	1,728	1,448
Other long term employee benefits		384	435	466
Total commitments		5,683	6,424	6,181
Pension plan assets		1,584	1,675	1,608
Medical benefit plan assets		1,367	1,744	1,476
Total plan assets (1)		2,951	3,419	3,084

Total net liability / asset		2,732	3,006	3,097
Of which: Net asset on the consolidated balance sheet (2)		—	—	(1)
Of which: Net liability on the consolidated balance sheet for provisions for pensions and similar obligations (3)	24	2,348	2,571	2,632
Of which: Net liability on the consolidated balance sheet for other long term employee benefits	24	384	435	466
(1) In Turkey, the foundation responsible for managing the benefit commitments holds an additional asset of €123 million as of December 31, 2024 which, in accordance with IFRS regarding the asset ceiling, has not been recognized in the Consolidated Financial Statements, because although it could be used to reduce future pension contributions it could not be immediately refunded to the employer. As of December 31, 2023 and 2022, this amount amounted to €153 and €188 million respectively.
(2) Recorded under the heading “Other Assets - Other” of the consolidated balance sheet (see Note 20).
(3) Recorded under the heading “Provisions - Provisions for pensions and similar obligations” of the consolidated balance sheet.
The impact relating to benefit commitments on the consolidated income statement for the years 2024, 2023 and 2022 is as follows:

Consolidated income statement impact (Millions of Euros)
	Notes	2024	2023	2022 ⁽¹⁾
Interest and other expense		138	133	75
Interest expense		494	444	342
Interest income		(356)	(311)	(267)
Personnel expense		215	188	130
Defined contribution plan expense	44.1	158	139	87
Defined benefit plan expense	44.1	51	49	42
Other expense		6	—	—
Provisions or (reversal) of provisions	46	3	31	(89)
Early retirement expense		—	—	—
Past service cost expense		7	36	34
Remeasurements ⁽²⁾		(5)	(7)	(126)
Other provision expense		1	2	3
Total impact on consolidated income statement: expense (income)		355	352	116
(1) Balances corresponding to 2022 have been restated according to IFRS 17 (see Note 1.3).
(2) Actuarial losses (gains) on remeasurement of the net defined benefit liability relating to early retirements in Spain and other long-term employee benefits that are charged to the income statements (see Note 2.2.13).
The amounts relating to post-employment benefits charged to the consolidated balance sheet correspond to the actuarial gains (losses) on remeasurement of the net defined benefit liability relating to pension and medical commitments before income taxes as of December 31, 2024, 2023 and 2022 are as follows:

Equity impact (Millions of Euros)
	2024	2023	2022
Defined benefit plans	218	302	(363)
Post-employment medical benefits	(86)	12	(71)
Total impact on equity: debit (credit)	132	314	(433)
In 2024, the aggregate impact of this heading amounted to a debit of €132 million driven by the variation in the main long-term remuneration commitments in Mexico (debit of €55 million, mainly due to the variation of financial assumptions and expected profitability of plan assets), Turkey (debit of €32 million euros due to the variation of financial assumptions, expected profitability of plan assets and experience), Spain (debit of €28 million, essentially due to the variation in financial assumptions) and Portugal (debit of €16 million due to the expected profitability of the plan assets and experience).
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
25.1Defined benefit plans
Defined benefit commitments relate mainly to employees who have already retired or taken early retirement, certain closed groups of active employees still accruing defined benefit pensions, and in-service death and disability benefits provided to most active employees. For the latter, the Group pays the required premiums to fully insure the related liability. The change in these pension commitments during the years ended December 31, 2024, 2023 and 2022 is presented below:

Defined benefits (Millions of Euros)
	2024			2023			2022
	Defined benefit obligation	Plan assets	Net liability (asset)	Defined benefit obligation	Plan assets	Net liability (asset)	Defined benefit obligation	Plan assets	Net liability (asset)
Balance at the beginning	5,989	3,419	2,571	5,715	3,084	2,632	6,547	2,988	3,560
Current service cost	51	—	51	52	—	52	45	—	45
Interest income/expense	472	356	115	425	311	114	333	267	65
Contributions by plan participants	16	16	—	10	10	—	10	10	—
Employer contributions	—	143	(143)	—	106	(106)	—	67	(67)
Past service costs (1)	7	—	7	36	—	36	34	—	34
Remeasurements:	(202)	(330)	128	375	68	307	(741)	(240)	(501)
Return on plan assets (2)	—	(330)	330	—	68	(68)	—	(240)	240
From changes in demographic assumptions	2	—	2	(86)	—	(86)	(29)	—	(29)
From changes in financial assumptions	(362)	—	(362)	248	—	248	(812)	—	(812)
Other actuarial gains and losses	158	—	158	212	—	212	100	—	100
Benefit payments	(564)	(230)	(334)	(655)	(232)	(424)	(676)	(184)	(492)
Settlement payments	(1)	(1)	—	(76)	(75)	(1)	(4)	(4)	—
Business combinations and disposals	—	—	—	(1)	—	(1)	—	—	—
Effect on changes in foreign exchange rates	(467)	(416)	(51)	124	153	(29)	161	180	(20)
Conversions to defined contributions	—	—	—	—	—	—	—	—	—
Other effects	(3)	(7)	4	(15)	(7)	(8)	7	—	7
Balance at the end	5,299	2,951	2,348	5,989	3,419	2,571	5,715	3,084	2,632
Of which: Spain	2,078	114	1,964	2,310	129	2,181	2,546	147	2,399
Of which: Mexico	2,385	2,114	271	2,988	2,702	286	2,426	2,329	97
Of which: Turkey	567	488	80	435	363	72	418	315	103
(1) Including gains and losses arising from settlements.
(2) Excluding interest, which is recorded under "Interest income or expense".
The balance under the heading “Provisions - Pensions and other post-employment defined benefit obligations” of the consolidated balance sheet as of December 31, 2024 includes €200 million relating to post-employment benefit commitments to former members of the Board of Directors and the Bank’s Management (see Note 54).
The most significant commitments are those in Spain and Mexico and, to a lesser extent, in Turkey. The remaining commitments are located mostly in Portugal and South America. Unless otherwise required by local regulation, all defined benefit plans have been closed to new entrants, who instead are able to participate in the Group´s defined contribution plans.
Both the costs and the present value of the commitments are determined by independent qualified actuaries using the “projected unit credit” method. In order to achieve the good governance of these plans, the Group has established specific benefits committees. These benefit committees include members from the different areas of the business to ensure that all decisions are made taking into consideration all of the associated impacts.
The following table sets out the key actuarial assumptions used in the valuation of these commitments as of December 31, 2024, 2023 and 2022:

Actuarial assumptions (%)
	2024			2023			2022
	Spain	Mexico	Turkey	Spain	Mexico	Turkey	Spain	Mexico	Turkey
Discount rate	3.25%	12.11%	31.02%	3.43%	10.44%	25.60%	3.91%	10.68%	17.79%
Rate of salary increase	—	4.50%	27.80%	—	4.50%	23.44%	—	4.50%	15.86%
Rate of pension increase	—	3.92%	26.30%	—	4.14%	21.94%	—	4.41%	14.36%
Medical cost trend rate	—	8.00%	30.50%	—	8.04%	26.14%	—	8.04%	18.56%
Mortality tables	PER 2020	EMSSA09	TUIK 2022	PER 2020	EMSSA09	TUIK 2019	PER 2020	EMSSA09	TUIK 2019
In Spain, the discount rate shown as of December 31, 2024, corresponds to the discount rate for long-term commitments, with the discount rate used for short-term commitments being 2.75%.

Discount rates used to value future benefit cash flows have been determined by reference to high quality corporate bonds (see Note 2.2.13) denominated in Euro in the case of Spain and Mexican peso for Mexico, and government bonds denominated in Turkish Lira for Turkey.
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
Changes in the main actuarial assumptions may affect the valuation of the commitments. The table below shows the sensitivity of the benefit obligations to changes in the key assumptions:

Sensitivity analysis (Millions of Euros)
	Basis points change	2024		2023		2022
		Increase	Decrease	Increase	Decrease	Increase	Decrease
Discount rate	50	(213)	232	(265)	291	(321)	350
Rate of salary increase	50	4	(4)	4	(4)	1	(1)
Rate of pension increase	50	27	(26)	34	(32)	32	(39)
Medical cost trend rate	50	102	(93)	141	(126)	119	(106)
Change in obligation from each additional year of longevity		120	—	134	—	113	—
The sensitivities provided above have been determined at the date of these consolidated financial statements, and reflect solely the impact of changing one individual assumption at a time, keeping the rest of the assumptions unchanged, thereby excluding the effects which may result from combined assumption changes.
In addition to the commitments to employees shown above, the Group has other less material long-term employee benefits. These include leaves and long-service awards, which consist of either an established monetary award or some vacation days granted to certain groups of employees when they complete a given number of years of service. Additionally, a fund related to the collective layoff procedure that was carried out in Banco Bilbao Vizcaya Argentaria, S.A. was created in 2021. As of December 31, 2024, 2023 and 2022, the actuarial liabilities for the outstanding awards amounted to €384 million, €435 million and €466 million, respectively. These commitments are recorded under the heading "Provisions - Other long-term employee benefits" of the consolidated balance sheet (see Note 24).
25.1.1Post-employment commitments and similar obligations
These commitments relate mostly to pension payments, and which have been determined based on salary and years of service. For most plans, pension payments are due on retirement, death and long term disability.
Additionally, there are commitments with early retired personnel from Spanish companies of the Group. These commitments include the compensation and indemnities due as well as the contributions payable to external pension funds during the early retirement period. As of December 31, 2024, 2023 and 2022, the value of these commitments amounted to €271 million, €412 million and €606 million, respectively.

The change in the benefit plan obligations and plan assets during the year ended December 31, 2024 was as follows:

Post-employment commitments 2024 (Millions of Euros)
	Spain	Mexico	Turkey	Rest of the world
Defined benefit obligation
Balance at the beginning	2,310	1,269	435	247
Current service cost	4	10	18	3
Interest income or expense	73	118	105	9
Contributions by plan participants	—	—	14	2
Employer contributions	—	—	—	—
Past service costs (1)	—	—	3	4
Remeasurements:	24	14	83	9
Return on plan assets (2)	—	—	—	—
From changes in demographic assumptions	—	2	(15)	—
From changes in financial assumptions	34	(10)	(97)	3
Other actuarial gains and losses	(10)	22	195	6
Benefit payments	(341)	(109)	(32)	(12)
Settlement payments	—	(1)	—	—
Business combinations and disposals	—	—	—	—
Effect on changes in foreign exchange rates	—	(177)	(48)	(2)
Conversions to defined contributions	—	—	—	—
Other effects	8	—	(11)	—
Balance at the end	2,078	1,124	567	260
Of which: Vested benefit obligation relating to current employees	72
Of which: Vested benefit obligation relating to retired employees	2,006

Plan Assets
Balance at the beginning	129	958	363	224
Current service cost	—	—	—	—
Interest income or expense	4	87	89	7
Contributions by plan participants	—	—	14	2
Employer contributions	—	68	39	22
Past service costs (1)	—	—	—	—
Remeasurements:	1	(125)	50	(10)
Return on plan assets (2)	1	(125)	50	(10)
From changes in demographic assumptions	—	—	—	—
From changes in financial assumptions	—	—	—	—
Other actuarial gains and losses	—	—	—	—
Benefit payments	(20)	(108)	(20)	(11)
Settlement payments	—	(1)	—	—
Business combinations and disposals	—	—	—	—
Effect on changes in foreign exchange rates	—	(132)	(40)	—
Conversions to defined contributions	—	—	—	—
Other effects	—	—	(7)	—
Balance at the end	114	748	488	234

Net liability (asset)
Balance at the beginning	2,181	311	72	23
Current service cost	4	10	18	3
Interest income or expense	69	30	16	2
Contributions by plan participants	—	—	—	—
Employer contributions	—	(68)	(39)	(22)
Past service costs (1)	—	—	3	4
Remeasurements:	23	139	32	19
Return on plan assets (2)	(1)	125	(50)	10
From changes in demographic assumptions	—	2	(15)	—
From changes in financial assumptions	34	(10)	(97)	3
Other actuarial gains and losses	(10)	22	195	6
Benefit payments	(321)	—	(11)	(1)
Settlement payments	—	—	—	—
Business combinations and disposals	—	—	—	—
Effect on changes in foreign exchange rates	—	(45)	(8)	(2)
Conversions to defined contributions	—	—	—	—
Other effects	8	—	(4)	—
Balance at the end	1,964	377	80	26
(1) Including gains and losses arising from settlements.
(2) Excluding interest, which is recorded under "Interest income or expense".
The change in net liabilities (assets) during the years ended December 31, 2023 and 2022 was as follows:

Post-employment commitments (Millions of Euros)
	2023: Net liability (assets)				2022: Net liability (assets)
	Spain	Mexico	Turkey	Rest of the world	Spain	Mexico	Turkey	Rest of the world
Balance at the beginning	2,399	132	103	25	3,464	124	63	24
Current service cost	3	9	17	3	4	7	13	3
Interest income or expense	85	17	8	2	51	14	10	4
Contributions by plan participants	—	—	—	—	—	—	—	—
Employer contributions	—	(37)	(23)	(29)	—	(41)	(22)	(3)
Past service costs (1)	—	—	33	3	—	1	2	3
Remeasurements:	67	175	32	21	(643)	152	62	(1)
Return on plan assets (2)	—	19	(129)	25	34	45	(104)	121
From changes in demographic assumptions	—	—	(14)	(2)	—	—	(37)	8
From changes in financial assumptions	78	114	10	(10)	(643)	73	82	(132)
Other actuarial gains and losses	(11)	42	165	8	(34)	34	122	2
Benefit payments	(379)	—	(43)	(1)	(484)	—	(6)	(1)
Settlement payments	—	—	—	(1)	—	—	—	—
Business combinations and disposals	—	—	—	(1)	—	(139)	—	—
Effect on changes in foreign exchange rates	—	15	(40)	1	—	13	(18)	(3)
Conversions to defined contributions	—	—	—	—	—	—	—	—
Other effects	6	—	(14)	—	7	—	—	—
Balance at the end	2,181	311	72	23	2,399	132	103	25
(1) Includes gains and losses from settlements.
(2) Excludes interest which is reflected in the line item “Interest income and expense”.
In Spain, local regulation requires that pension and death benefit commitments must be funded, either through a qualified pension plan or an insurance contract.
In the Spanish entities these commitments are covered by insurance contracts which meet the requirements of the accounting standard regarding the non-recoverability of contributions. However, a significant number of the insurance contracts are with BBVA Seguros, S.A. (a consolidated subsidiary and related party) and consequently these policies cannot be considered plan assets under IAS 19. For this reason, the liabilities insured under these policies are fully recognized under the heading "Provisions – Pensions and other post-employment defined benefit obligations" of the consolidated balance sheet (see Note 24), while the related assets held by the insurance company are included within the Group´s consolidated assets (recorded according to the classification of the corresponding financial instruments). As of December 31, 2024 the value of these separate assets was €1,553 million, (€1,631 million and €1,656 million as of December 31, 2023 and 2022, respectively) representing direct rights of the insured employees held in the consolidated balance sheet, hence these benefits are effectively fully funded.
On the other hand, some pension commitments have been funded through insurance contracts with insurance companies not related to the Group. In this case the consolidated balance sheet reflects the value of the obligations net of the fair value of the qualifying insurance policies. As of December 31, 2024, 2023 and 2022, the value of the aforementioned insurance policies (€114, €130 and €147 million, respectively) exactly match the value of the corresponding obligations and therefore no amount for this item has been recorded in the consolidated balance sheet.
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
The foundation that maintains the assets and liabilities relating to employees of Garanti BBVA in Turkey, as per the local regulatory requirements, has recognized an obligation amounting to €382 million as of December 31, 2024 pending future transfer to the Social Security system. Furthermore, Garanti BBVA has set up a defined benefit pension plan for employees, additional to the social security benefits, reflected in the consolidated balance sheet.

25.1.2Medical benefit commitments
The change in defined benefit obligations and plan assets during the years 2024, 2023 and 2022 was as follows:

Medical benefits commitments (Millions of Euros)
	2024			2023			2022
	Defined benefit obligation	Plan assets	Net liability (asset)	Defined benefit obligation	Plan assets	Net liability (asset)	Defined benefit obligation	Plan assets	Net liability (asset)
Balance at the beginning	1,728	1,744	(16)	1,448	1,476	(28)	1,377	1,494	(116)
Current service cost	18	—	18	20	—	20	19	—	19
Interest income or expense	167	168	(2)	167	165	2	144	157	(14)
Contributions by plan participants	—	—	—	—	—	—	—	—	—
Employer contributions	—	15	(15)	—	17	(17)	—	—	—
Past service costs (1)	—	—	—	—	—	—	28	—	28
Remeasurements:	(333)	(247)	(86)	(5)	(17)	12	(215)	(144)	(71)
Return on plan assets (2)	—	(247)	247	—	(17)	17	—	(144)	144
From changes in demographic assumptions	15	—	15	(70)	—	(70)	—	—	—
From changes in financial assumptions	(293)	—	(293)	56	—	56	(191)	—	(191)
Other actuarial gain and losses	(55)	—	(55)	8	—	8	(23)	—	(23)
Benefit payments	(71)	(70)	—	(70)	(70)	—	(60)	(60)	—
Settlement payments	—	—	—	—	—	—	—	—	—
Business combinations and disposals	—	—	—	—	—	—	—	(139)	139
Effect on changes in foreign exchange rates	(240)	(243)	3	168	173	(5)	155	167	(11)
Other effects	—	—	—	—	—	—	—	—	—
Balance at the end	1,269	1,367	(98)	1,728	1,744	(16)	1,448	1,476	(28)
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
25.1.3Estimated benefit payments
As of December 31, 2024, the estimated benefit payments over the next ten years for all the entities in Spain, Mexico and Turkey are as follows:

Estimated benefit payments (Millions of Euros)
	2025	2026	2027	2028	2029	2030 - 2034
Commitments in Spain	422	278	242	210	181	618
Commitments in Mexico	196	207	215	225	235	1,331
Commitments in Turkey	28	30	37	47	60	696
Total	645	514	495	482	477	2,645
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
The table below shows the allocation of plan assets of the main companies of the BBVA Group as of December 31, 2024, 2023 and 2022:

Plan assets breakdown (Millions of Euros)
	2024	2023	2022
Cash and cash equivalents	60	86	169
Debt securities (government bonds)	2,267	2,818	2,270
Mutual funds	1	—	—
Asset-backed securities	—	—	—
Structured debt	—	—	—
Insurance contracts	21	21	183
Total	2,349	2,924	2,622
Of which: Bank account in BBVA	25	23	7
Of which: Debt securities issued by BBVA	—	—	—
Of which: Property occupied by BBVA	—	—	—
In addition to the above there are plan assets relating to the previously mentioned insurance contracts in Spain and the foundation in Turkey.
The following table provides details of investments in listed securities (Level 1) as of December 31, 2024, 2023 and 2022:

Investments in listed markets (Millions of Euros)
	2024	2023	2022
Cash and cash equivalents	60	86	169
Debt securities (Government bonds)	2,267	2,818	2,270
Mutual funds	1	—	—
Total	2,328	2,904	2,439
Of which: Bank account in BBVA	25	23	7
Of which: Debt securities issued by BBVA	—	—	—
Of which: Property occupied by BBVA	—	—	—
The remainder of the assets are mainly invested in Level 2 assets in in accordance with the classification established under IFRS 13 (mainly insurance contracts). As of December 31, 2024, almost all of the assets related to employee commitments corresponded to fixed income securities.
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
26.Capital
As of December 31, 2024 and 2023 BBVA’s share capital amounted to €2,824,009,877.85 and €2,860,590,786.20 divided into 5,763,285,465 and 5,837,940,380 shares, respectively; while as of December 31, 2022 BBVA’s share capital amounted to €2.954.757.116,36 divided into 6.030.116.564 shares. These decreases have been the result of the partial execution of the share capital reduction resolution adopted by the Ordinary Annual General Shareholders' Meeting of BBVA held on March 15, 2024, under item 3 of the agenda notified on May 24, 2024; of the partial executions of the share capital reduction resolution adopted by the Ordinary Annual General Shareholders' Meeting of BBVA held on March 17, 2023, under item 3 of the agenda notified on June 2, 2023 and on December 19, 2023; and of the partial executions of the share capital reduction resolution adopted by the Annual General Shareholders' Meeting of BBVA held on March 18, 2022, under item seven of its agenda, which were notified by means of Other Relevant Information on June 15, 2022 and on September 30, 2022 (see Note 4).

As of December 31, 2024, 2023 and 2022, the shares were fully subscribed and paid-up, of the same class and series, of €0.49 par value each, and represented through book-entry accounts. All of the Bank´s shares carry the same voting and dividend rights, and no single stockholder enjoys special voting rights. Each and every share is part of the Bank’s capital.
The Bank’s shares are traded on the stock markets of Madrid, Barcelona, Bilbao and Valencia through the Sistema de Interconexión Bursátil Español (Mercado Continuo), as well as on the London and Mexico stock markets. BBVA American Depositary Shares (ADSs) traded on the New York Stock Exchange under the ticker “BBVA”.
Additionally, as of December 31, 2024, the shares of Banco BBVA Peru, S.A., BBVA Banco Provincial, S.A., Banco BBVA Colombia, S.A., Banco BBVA Argentina, S.A., and Garanti BBVA A.S., were listed on their respective local stock markets. Banco BBVA Argentina, S.A. was also quoted in the Latin American market (Latibex) of the Madrid Stock Exchange and the New York Stock Exchange. Also, the Depositary Receipts (“DR”) of Garanti BBVA, A.S. are listed in the London Stock Exchange. BBVA is also currently included, amongst other indexes, in the IBEX 35® Index, which is made up by the 35 most liquid securities traded on the Spanish Market and, technically, it is a price index that is weighted by capitalization and adjusted according to the free float of each company comprised in the index.
As of December 31, 2024, State Street Bank and Trust Company, JPMorgan Chase, The Bank of New York Mellon and Northern Trust Company, in their capacity as international custodian/depositary banks, held 13.82%, 12.57%, 10.76%, and 3.25% of BBVA common stock, respectively. Of said positions held by the custodian banks, BBVA is not aware of any individual shareholders with direct or indirect holdings greater than or equal to 3% of BBVA common stock outstanding.
On February 5, 2024, BlackRock, Inc. reported to the SEC that it beneficially owned 7.2% of BBVA’s common stock. On November 25, 2024, Europacific Growth Fund reported to the CNMV that it had a direct holding of 3.010% of BBVA’s common stock. On March 26, 2024, Capital Research and Management Company reported to the CNMV that it indirectly had voting power over 5.027% of BBVA’s common stock.
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
However, the power to exclude pre-emptive subscription rights was limited, such that the nominal amount of any share capital increases resolved or effectively carried out with the exclusion of pre-emptive subscription rights and those that may be resolved or carried out to cover the conversion of convertible issuances that may equally be made with the exclusion of pre-emptive subscription rights in use of the authority delegated to issue convertible securities (other than contingently convertible securities, envisaged to meet regulatory requirements for their eligibility as capital instruments (CoCo)) as resolved by BBVA's Annual General Shareholders' Meeting held on March 18, 2022 under agenda item five and which is described in Note 22.4.1 (without prejudice to anti-dilution adjustments), may not exceed the nominal maximum overall amount of 10% of BBVA's share capital at the time of this authorization. This authority repealed the authority conferred by the Annual General Shareholders' Meeting held on March 17, 2017 under its agenda item four, which BBVA did not use.
As of the date of preparation of these Consolidated Financial Statements, the Bank has not made use of the delegation granted by the General Shareholders' Meeting.
The Extraordinary General Shareholders' Meeting of BBVA held on July 5, 2024 resolved, under item one of the agenda, to authorize an increase in BBVA’s share capital for up to a maximum nominal amount of €551,906,524.05 by issuing and putting into circulation up to 1,126,339,845 ordinary shares with a par value of €0.49 each, of the same class and series, and with the same rights as the outstanding shares at such date, represented in book-entry form, with non-cash contributions for the purposes of covering the consideration of the voluntary tender offer for the acquisition of up to 100% of the shares of Banco de Sabadell, S.A. announced by BBVA (see Note 3). This capital increase has not been executed as of the date of preparation of these Consolidated Financial Statements.
Capital Decrease

BBVA's Annual General Shareholders' Meeting held on March 18, 2022 resolved, under agenda item seven, to approve the share capital reduction of BBVA by up to a maximum amount of 10% of the share capital on the date of this resolution, through the redemption of own shares acquired derivatively by BBVA, both those acquired by virtue of the authorization granted by the BBVA Annual General Shareholders' Meeting held on March 16, 2018 under item three of the agenda, and those that were acquired by virtue of the authorization granted by the General Shareholders' Meeting held on March 18, 2022 under item six of the agenda, from that date, through any mechanism whose objective or purpose is redemption. Pursuant to the resolution, its implementation period ended on the date of the following Annual General Shareholders' Meeting, being rendered null and void from that date in respect of the amount not executed. The Annual General Shareholders' Meeting conferred authority on the Board of Directors of BBVA, with sub-delegation powers, to totally or partially execute the aforementioned share capital reduction, on one or more occasions, repealing the resolution adopted by the Annual General Shareholders' Meeting held on April 20, 2021 under agenda item six, which BBVA did not use.
In the execution of said resolution (see Note 4), BBVA has executed the following share capital reductions:
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
BBVA's Annual General Shareholders' Meeting held on March 17, 2023 resolved, under agenda item three, to approve the share capital reduction of BBVA by up to a maximum amount of 10% of the share capital on the date of this resolution, through the redemption of own shares acquired derivatively by BBVA by virtue of the authorization granted by the General Shareholders' Meeting held on March 18, 2022 under item six of the agenda, through any mechanism whose objective or purpose is redemption. Pursuant to the resolution, its implementation period ended on the date of the following Annual General Shareholders' Meeting, being rendered null and void from that date in respect of the amount not executed. The Annual General Shareholders' Meeting conferred authority on the Board of Directors of BBVA, with sub-delegation powers, to totally or partially execute the aforementioned share capital reduction, on one or more occasions, repealing the resolution adopted by the Annual General Shareholders' Meeting held on March 18, 2022, under agenda item seven, whose executions are described above.
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
–On December 19, 2023, BBVA notified the second partial execution of the resolution through the reduction of BBVA’s share capital in a nominal amount of €62,490,986.25 and the consequent redemption, charged to unrestricted reserves, of 127,532,625 own shares of €0.49 par value each acquired derivatively by the Bank in execution of a share buyback program and which were held as treasury share.
BBVA Annual General Shareholders' Meeting held on March 15, 2024 resolved, under agenda item three, to approve the share capital reduction of BBVA by up to a maximum amount of 10% of the share capital on the date of this resolution, through the redemption of own shares acquired derivatively by BBVA by virtue of the authorization granted by the General Shareholders' Meeting held on March 18, 2022 under item six of the agenda, through any mechanism whose objective or purpose is redemption. Pursuant to the resolution, its implementation period will end on the date of the following Annual General Shareholders' Meeting, being rendered null and void from that date in respect of the amount not executed. The Annual General Shareholders' Meeting conferred authority on the Board of Directors of BBVA, with sub-delegation powers, to totally or partially execute the aforementioned share capital reduction, on one or more occasions, repealing the resolution adopted by the Annual General Shareholders' Meeting held on March 17, 2023, under agenda item three, whose executions are described above.
In the execution of the Annual General Shareholders' Meeting held on March 15, 2024, BBVA has executed the following share capital reduction (see Note 4):
–On May 24, 2024 BBVA notified the partial execution of the resolution through the reduction of BBVA's share capital in a nominal amount of €36,580,908.35 and the consequent redemption, charged to unrestricted reserves, of 74,654,915 own shares of €0.49 par value each acquired derivatively by the Bank in execution of a share buyback program and which were held as treasury shares.
Convertible and/or exchangeable securities:
Note 22.4 introduces the details of the convertible and/or exchangeable securities.

27.Share premium
As of December 31, 2024, the balance under this heading in the consolidated balance sheets was €19,184 million. As of December 31, 2023 and 2022, the balance under this heading was €19,769 million and €20,856 million, respectively (see Note 4).
The amended Spanish Corporation Act expressly permits the use of the share premium balance to increase capital and establishes no specific restrictions as to its use (see Note 26).
28.Retained earnings and other reserves
28.1Breakdown of the balance
The breakdown of the balance under this heading in the consolidated balance sheets is as follows:

Retained earnings and other reserves. Breakdown by concepts (Millions of Euros)
	2024	2023	2022 ⁽¹⁾
Legal reserve	565	572	591
Restricted reserve	582	561	482
Voluntary reserves	6,470	5,478	3,906
Total reserves holding company	7,616	6,612	4,979
Consolidation reserves attributed to the Bank and subsidiary consolidated companies	34,891	31,639	30,077
Total	42,507	38,251	35,056
(1) Balances corresponding to 2022 have been restated according to IFRS 17 (see Note 1.3).
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
28.3Restricted reserves
As of December 31, 2024, 2023 and 2022, the Bank’s restricted reserves are as follows:

Restricted reserves. Breakdown by concepts (Millions of Euros)
	2024	2023	2022
Restricted reserve for retired capital	531	495	400
Restricted reserve for Parent Company shares and loans for those shares	49	65	80
Restricted reserve for redenomination of capital in euros	2	2	2
Total	582	561	482
The restricted reserve for retired capital includes the partial executions of the capital reduction resolutions adopted by BBVA's General Shareholders' Meeting held on March 15, 2024, March 17, 2023 and March 18, 2022, respectively (see Note 26).
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

Retained earnings and other reserves. Breakdown by company or corporate group (Millions of Euros)
	2024	2023	2022 ⁽¹⁾
Retained earnings (losses), revaluation reserves and other reserves
Holding Company	18,157	15,672	14,003
BBVA Mexico Group	17,209	15,705	14,042
Garanti BBVA Group	6,065	5,857	5,703
BBVA Provincial Group	1,774	1,758	1,720
BBVA Argentina Group	1,315	1,474	1,456
BBVA Colombia Group	1,639	1,573	1,489
BBVA Peru Group	1,245	1,158	1,065
Forum Chile Group	663	652	632
BBVA Uruguay Group	166	139	118
BV America, S.L.	469	374	299
Corporación General Financiera, S.A.	410	368	338
BBVA Seguros, S.A.	(16)	306	284
Bilbao Vizcaya Holding, S.A.	205	198	144
BBVA Tecnology América S.A.	92	87	85
Pecri Inversión, S.L.	(10)	(17)	119
Anida Operaciones Singulares, S.A.	(5,524)	(5,497)	(5,529)
Other Real State Spanish Companies ⁽²⁾	(1,152)	(1,164)	(909)
Other	28	(155)	217
Subtotal	42,734	38,488	35,277
Other reserves or accumulated losses of investments in joint ventures and associates
ATOM Holdco Limited	(169)	(181)	(169)
Metrovacesa, S.A.	(84)	(84)	(84)
Other	26	28	32
Subtotal	(227)	(237)	(221)
Total	42,507	38,251	35,057
(1) Balances corresponding to 2022 have been restated according to IFRS 17 (see Note 1.3).
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

29.Treasury shares
In the years ended December 31, 2024, 2023 and 2022 the Group entities performed the following transactions with shares issued by the Bank:

Treasury shares (Millions of Euros)
	2024		2023		2022
	Number of Shares	Millions of Euros	Number of Shares	Millions of Euros	Number of Shares	Millions of Euros
Balance at beginning	4,386,625	34	5,485,414	29	127,633,399	647
+ Purchases	154,564,499	1,528	301,882,728	2,166	598,457,024	2,966
- Sales and other changes	(152,284,268)	(1,497)	(302,981,517)	(2,161)	(720,605,009)	(3,583)
Balance at the end	6,666,856	66	4,386,625	34	5,485,414	29
Of which:
Held by BBVA, S.A.	410,370	7	—	3	—	3
Held by Corporación General Financiera, S.A.	6,256,486	59	4,354,004	31	5,454,516	26
Held by other subsidiaries	—	—	32,621	—	30,898	—
Average purchase price in Euros	9.89	—	7.18	—	4.96	—
Average selling price in Euros (including other changes)	9.89	—	7.14	—	4.99	—
Net gains or losses on transactions (Shareholders' funds-Reserves)		10		1		9
In 2024, 2023 and 2022 there were transactions included in the share buyback program (see Note 4).
The percentages of treasury shares held by the Group in the years ended December 31, 2024, 2023 and 2022 are as follows:

Treasury Share
	2024			2023			2022
	Min	Max	Closing	Min	Max	Closing	Min	Max	Closing
% treasury share	0.076%	1.513%	0.116%	0.038%	2.214%	0.075%	0.078%	7.492%	0.094%
The number of BBVA shares accepted by the Group in pledge of loans as of December 31, 2024, 2023 and 2022 is as follows:

Shares of BBVA accepted in pledge
	2024	2023	2022
Number of shares in pledge	13,308,677	17,492,194	23,437,363
Nominal value (in Euros)	0.49	0.49	0.49
% of share capital	0.23%	0.29%	0.39%
The number of BBVA shares owned by third parties but under management of a company within the Group as of December 31, 2024, 2023 and 2022 is as follows:

Shares of BBVA owned by third parties but managed by the Group
	2024	2023	2022
Number of shares owned by third parties	11,834,596	13,258,994	18,686,027
Nominal value (in Euros)	0.49	0.49	0.49
% of share capital	0.21%	0.23%	0.31%

30.Accumulated other comprehensive income (loss)
The breakdown of the balance under this heading in the consolidated balance sheets is as follows:

Accumulated other comprehensive income (loss). Breakdown by concepts (Millions of Euros)
	Notes	2024	2023	2022 ⁽¹⁾
Items that will not be reclassified to profit or loss		(1,988)	(2,105)	(1,881)
Actuarial gains (losses) on defined benefit pension plans		(1,067)	(1,049)	(760)
Fair value changes of equity instruments measured at fair value through other comprehensive income	13.4	(905)	(1,112)	(1,194)
Fair value changes of financial liabilities at fair value through profit or loss attributable to changes in their credit risk		(17)	55	72
Items that may be reclassified to profit or loss		(15,232)	(14,148)	(15,760)
Hedge of net investments in foreign operations (effective portion)		(2,329)	(2,498)	(1,408)
Mexican peso		(2,697)	(3,147)	(1,751)
Turkish lira		394	670	358
Other exchanges		(25)	(21)	(15)
Foreign currency translation		(12,702)	(11,419)	(13,078)
Mexican peso		(3,644)	(640)	(2,791)
Turkish lira		(5,835)	(6,908)	(6,599)
Argentine peso		(555)	(1,296)	(868)
Venezuela Bolívar		(1,865)	(1,865)	(1,850)
Other exchanges		(803)	(711)	(969)
Hedging derivatives. Cash flow hedges (effective portion)		370	133	(447)
Fair value changes of debt instruments measured at fair value through other comprehensive income	13.4	(576)	(357)	(809)
Share of other recognized income and expense of investments in joint ventures and associates		5	(8)	(18)
Total		(17,220)	(16,254)	(17,642)
(1) Balances corresponding to 2022 have been restated according to IFRS 17 (see Note 1.3).
The balances recognized under these headings are presented net of tax.
The main changes in 2024 are explained by the depreciation against the euro of some of the currencies of the main geographical areas where the Group operates against the euro such as the Mexican peso (13.1%), Colombian peso (7.8%), the Argentine peso (16.8%) and the Turkish lira (11.1%) and the application of IAS 29 "Financial Reporting in Hyperinflationary Economies" in Turkey and Argentina (see Note 2.2.18).
31.Minority interests (non-controlling interests)
The breakdown by groups of consolidated entities of the balance under the heading “Minority interests (non-controlling interests)” of total equity in the consolidated balance sheets is as follows:

Minority interests (non-controlling interests). Breakdown by subgroups (Millions of Euros)
	2024	2023	2022 ⁽¹⁾
Garanti BBVA	1,351	1,129	1,179
BBVA Peru	1,779	1,586	1,469
BBVA Argentina	843	544	687
BBVA Colombia	60	82	73
BBVA Venezuela	134	108	95
Other entities	191	115	119
Total	4,359	3,564	3,623
(1) Balances corresponding to 2022 have been restated according to IFRS 17 (see Note 1.3).

These amounts are broken down by groups of consolidated entities under the heading “Attributable to minority interests (non-controlling interests)” in the consolidated income statements:

Profit attributable to minority interests (non-controlling interests). Breakdown by subgroups (Millions of Euros)
	2024	2023	2022 ⁽¹⁾
Garanti BBVA	116	95	28
BBVA Peru	260	236	236
BBVA Argentina	105	59	83
BBVA Colombia	(1)	(16)	5
BBVA Venezuela	32	24	22
Other entities	9	(1)	32
Total	521	397	405
(1) Balances corresponding to 2022 have been restated according to IFRS 17 (see Note 1.3 ).
Dividends distributed to minority interests of the Group during the year 2024 related to: BBVA Peru Group €129 million, BBVA Argentina Group €142 million, Garanti BBVA Group €60 million and other Group entities €15 million.
32.Capital base and capital management
32.1Capital base
As of December 31, 2024, 2023 and 2022, own funds are calculated in accordance with the applicable regulation of each year on minimum capital requirements for Spanish credit institutions –both as individual entities and as consolidated group– that establish how to calculate them, as well as the various required internal capital adequacy assessment processes and the information required to be disclosed to the market.
The CET1 fully loaded ratio of the BBVA Group stood at 12.88% at the end of December 2024, which allowed it to maintain a management buffer over the Group's CET 1 requirement (9.13%) and over the Group's target management range of between 11.5 - 12% of CET 1. The phased-in CET 1 ratio was also 12.88%.
With regard to the minimum capital requirements applicable to the Group as of December 31, 2024, these amount to a minimum CET1 ratio of 9.13%, as well as a minimum total capital ratio of 13.29%.
Following the latest decision of the SREP (Supervisory Review and Evaluation Process), which came into force on January 1, 2025, the ECB has notified the Group that the Pillar 2 requirement is maintained at 1.68% (of which 1.02% at least should be covered by CET1). In addition, the Bank of Spain has maintained the D-SIB (Domestic Systemically Important Banks) buffer requirement that the Group must maintain since January 1, 2025 at the same level as that in effect as of December 31, 2024. Therefore, BBVA must maintain a CET1 capital ratio of 9.13% and a total capital ratio of 13.29% at a consolidated level.

A reconciliation of the main figures between the accounting and regulatory own funds as of December 31, 2024, 2023 and 2022 is shown below:

Eligible capital resources (Millions of Euros)
	Notes	2024	2023	2022
Capital	26	2,824	2,861	2,955
Share premium	27	19,184	19,769	20,856
Retained earnings, revaluation reserves and other reserves	28	42,507	38,251	35,056
Other equity instruments, net		40	40	63
Treasury shares	29	(66)	(34)	(29)
Profit (loss) attributable to the parent company	5	10,054	8,019	6,358
Interim dividend		(1,668)	(951)	(722)
Total equity		72,875	67,955	64,535
Accumulated other comprehensive income (loss)	30	(17,220)	(16,254)	(17,642)
Minority interests	31	4,359	3,564	3,623
Shareholders' equity		60,014	55,265	50,517
Goodwill and other intangible assets		(1,553)	(1,421)	(1,395)
Differences from solvency and accounting perimeter		(185)	(137)	(123)
Equity not eligible at solvency level		(185)	(137)	(123)
Other adjustments and deductions ⁽¹⁾		(7,476)	(7,591)	(6,262)
Common Equity Tier 1 (CET 1)		50,799	46,116	42,738
Additional Tier 1 before Regulatory Adjustments		6,023	6,033	5,193
Total Regulatory Adjustments to Additional Tier 1		—	—	—
Tier 1		56,822	52,150	47,931
Tier 2		9,858	8,182	5,930

Total Capital (Total Capital = Tier 1 + Tier 2)		66,680	60,332	53,861
Total Minimum equity required ⁽²⁾		52,427	47,455	43,111
(1) The caption “Other adjustments and deductions” include, among others, the adjustment for non-computable minority interests, the amount of repurchases of own shares up to the maximum limit authorized by the ECB to the BBVA Group and the amount of dividends pending distribution.
(2) Calculated based on total minimum capital requirements applicable in each period.

The Group’s eligible own funds and risk-weighted assets (RWAs) in accordance with the aforementioned applicable regulation as of December 31, 2024, 2023 and 2022 are shown below:

Amount of capital CC1 (Millions of Euros)
	2024	2023	2022 ⁽¹⁾
Capital and share premium	22,008	22,629	23,810
Retained earnings and equity instruments	39,652	34,889	31,436
Other accumulated income and other reserves	(14,334)	(12,872)	(13,952)
Minority interests	2,343	1,864	1,853
Net attributable profit (2)	5,013	4,759	3,814
Common Equity Tier I (CET1) before other regulatory adjustments	54,681	51,269	46,962
Goodwill and intangible assets	(1,553)	(1,421)	(1,395)
Direct, indirect and synthetic holdings in own Common Equity Tier I instruments	(243)	(331)	(356)
Deferred tax assets	(844)	(988)	(1,057)
Other deductions and filters ⁽³⁾	(1,242)	(2,412)	(1,416)
Total common equity Tier 1 regulatory adjustments	(3,882)	(5,153)	(4,223)
Common equity TIER 1 (CET1)	50,799	46,116	42,738
Capital instruments and share premium accounts classified as liabilities and qualifying as Additional Tier I	5,638	5,715	4,875
Qualifying Tier 1 capital included in consolidated AT1 capital issued by subsidiaries and held by third parties	386	319	318
Additional Tier 1 (CET 1) before regulatory adjustments	6,023	6,033	5,193
Transitional CET 1 adjustments	—	—	—
Total regulatory adjustments to additional Tier 1	—	—	—
Additional Tier 1 (AT1)	6,023	6,033	5,193
Tier 1 (Common equity TIER 1 + additional TIER 1)	56,822	52,150	47,931
Capital instruments and share premium accounted as Tier 2	5,629	5,214	3,510
Qualifying Tier 2 capital included in consolidated T2 capital issued by subsidiaries and held by third parties	4,192	2,890	2,310
Credit risk adjustments	47	88	213
Tier 2 before regulatory adjustments	9,868	8,192	6,033
Tier 2 regulatory adjustments	(10)	(10)	(103)
Tier 2	9,858	8,182	5,930
Total capital (Total capital = Tier 1 + Tier 2)	66,680	60,332	53,861
Total RWA	394,468	363,915	337,066
CET 1 (phased-in)	12.88%	12.67%	12.68%
Tier 1 (phased-in)	14.40%	14.33%	14.22%
Total capital (phased-in)	16.90%	16.58%	15.98%

(1) In 2022, the difference between the phased-in and fully-loaded ratios arises from the temporary treatment of certain capital items, mainly as a result of the impact of IFRS 9, to which the BBVA Group adhered voluntarily (in accordance with article 473bis of the CRR and the subsequent amendments introduced by the Regulation (EU) 2020/873). In 2024 and 2023, there are no differences between phased-in and fully-loaded ratios due to the aforementioned temporary treatment.
(2) As of December 31, 2024, the total shareholder remuneration corresponding to the year 2024 (composed by a cash dividend, the share repurchase program and the proposed cash dividend subject to approval at the General Shareholders' Meeting), is deducted. As of December 31, 2023 and 2022 the cash dividends approved by the respective General Shareholders' Meetings are deducted.
(3) As of December 31, 2023 and 2022, the amounts of the share repurchase programs were deducted.
The strength of the BBVA Group's earnings has contributed to achieving a consolidated fully loaded CET1 ratio of 12.88% as of December 31, 2024, which allows it to maintain a management buffer over the Group's CET1 requirement as of that date (9.13%), which is also above the Group's target management range of 11.5 - 12.0% CET1.
The fully loaded CET1 ratio increased by 21 basis points, mainly explained by the generation of earnings in the year (276 basis points) which, net of shareholder remuneration and payment of convertible contingent instrument coupons (CoCos), generated a positive contribution of 127 basis points.
Meanwhile, the growth in risk-weighted assets (RWA) derived from the organic growth of the business in constant terms, mainly as a result of the increase in the loan portfolio, and, to a lesser extent, debt securities, as well as risk transfers that drained the ratio by -155 basis points.
In addition, CET1 had a positive contribution of +49 basis points mainly due to minority interests and the positive impact in Other Comprehensive Income (OCI) equivalent to the net monetary position value loss in hyperinflationary economies recorded in results, as well as the valuation of the Held to Collect and Sale portfolio and the effect of changes in foreign exchange rates due to the depreciation of the Mexican peso and, to a lesser extent, the Turkish lira (which led to a decrease in RWA), and the appreciation of the U.S. dollar.
Consolidated fully loaded Additional Tier 1 (AT1) capital fully loaded stood at 1.53% as of December 31, 2024, -13 basis points compared to 2023. In June 2024, BBVA, S.A completed an issuance for an amount of €750 million Contingent Convertible instruments (CoCos) in June 2024. In addition, in March 2024, the call for redemption of another issuance of Contingent Convertible instruments for a total amount of €1.0 billion was made.

The Tier 2 fully loaded ratio stood at 2.50% which represents an increase of 25 basis points compared to 2023, mainly due to the issuance of a subordinated bonds in Spain for €1.25 billion and €1.0 billion in February and August 2024, respectively, and, to a lesser extent, the issuance in Mexico, Turkey and Peru of subordinated debt for amounts of USD 900 million, USD 500 million and USD 300 million, respectively in the first quarter, in addition to the issuance in December of USD 750 million of subordinated debt in Turkey. On the other hand, a subordinated debt issuance amounting to €750 million was redeemed in Spain. In addition, in December, the early redemption of another issuance of €1.0 billion was announced, which was completed in January 2025. In addition, in Turkey, one issuance was partially redeemed, amounting to USD 134 million, and the early redemption of another issuance of 750 million Turkish liras was announced and executed in February.
As a result of the above, the total fully loaded capital ratio stood at 16.90% as of December 31, 2024. The total phased-in capital ratio was also 16.90% as of the same date.
With regard to MREL (Minimum Requirement for own funds and Eligible Liabilities) BBVA, as an MPE5, has sub-consolidated requirements, based on its resolution group6.
On March 27, 2024 the Group made public that it had received a communication from the Bank of Spain regarding its MREL requirement, established by the Single Resolution Board (“SRB”). According to this communication, BBVA must maintain, as from March 27, 2024, a new MREL in RWA requirement of 22.79%7, not taking into account the current8 combined buffer requirement (CBR) of 3.65%. In addition, BBVA must keep, also as from March 27, 2024, a volume of own funds and eligible liabilities in terms of total exposure considered for purposes of calculating the leverage ratio of 8.48% (the “MREL in LR”)9.
With respect to the MREL ratios achieved as of December 31, 2024, these were 27.92% and 12.10%, respectively for MREL in RWA and MREL in LR, reaching the subordinated ratios of both 23.13% and 10.03%, respectively.
Given the structure of the resolution group's own funds and eligible liabilities, as of December 31, 2024, the Group meets the aforementioned requirements.
Additionally, on January 1, 2025, the bulk of the articles of the new Capital Requirements Regulation (Regulation (EU) 2024/1623), more commonly known as "CRR III," came into force, aiming to implement the Basel III framework reform in Europe. At the date of preparation of the Consolidated Financial Statements, no significant impact is anticipated from its application.
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
Breakdown of leverage ratio as of December 31, 2024, 2023 and 2022, calculated according to CCR, is as follows:

Leverage ratio
	2024	2023	2022
Tier 1 (millions of Euros) (a)	56,822	52,150	47,931
Exposure to leverage ratio (millions of Euros) (b)	834,488	797,888	737,990
Leverage ratio (a)/(b) (percentage)	6.81%	6.54%	6.49%
32.3Capital management
The aim of capital management within BBVA and the Group is for both BBVA and the Group to have the necessary capital at any given time to develop the corporate strategy reflected in the Strategic Plan, in line with the risk profile set out in the Group Risk Appetite Framework (RAF).
In this regard, BBVA's capital management is also part of the most relevant forward-looking strategic decisions in the Group's management and monitoring, which include the Budget and the Liquidity and Funding Plan, with which it is coordinated — all with the aim of achieving the Group's overall strategy.
Capital must be allocated optimally in order to meet the need to preserve the solvency of BBVA and the Group at all times. Together with the Group's solvency risk profile included in the RAF, this optimal allocation serves as a guide for the Group's capital management and seeks a solid capital position that makes it possible to:
–anticipate ordinary and extraordinary consumption that may occur, even under stress;
–promote the development of the Group's business and align it with capital and profitability objectives by allocating resources appropriately and efficiently;
–cover all risks —including potential risks— to which it is exposed;
5 Multiple Point of Entry established by the Single Resolution Board (SRB). Being an MPE implies that, should any of the group's subsidiaries have solvency, liquidity or operational problems, the resolution authority could liquidate/resolve that entity without affecting the rest of the companies in the banking group.
6 The resolution group is made up of Banco Bilbao Vizcaya Argentaria, S.A. and the subsidiaries belonging to the same European resolution group.
7 The subordinated requirement in RWA is 13.50%.
8 Calculated according to current regulations and supervisory criteria as of December 31, 2024
9 The subordinated requirement in LR is 5.78%.

–comply with regulatory and internal management requirements at all times; and
–remunerate BBVA shareholders in accordance with the Shareholder Remuneration Policy in force at any given time.
The areas involved in capital management in the Group shall follow and respect the following principles in their respective areas of responsibility:
–ensuring that capital management is integrated and consistent with the Group's Strategic Plan, RAF, Budget and other strategic-prospective processes, to help achieve the Group's long-term sustainability;
–taking into account both the applicable regulatory and supervisory requirements and the risks to which the Group is —or may be— exposed when conducting its business (economic view), when establishing a target capital level, all while adopting a forward-looking vision that takes adverse scenarios into consideration;
–carrying out efficient capital allocation that promotes good business development, ensuring that expectations for the evolution of activity meet the strategic objectives of the Group and anticipating the ordinary and extraordinary consumption that may occur;
–ensuring compliance with the solvency levels, including the MREL, required at any given time;
–compensating BBVA shareholders in an adequate and sustainable manner; and
–optimizing the cost of all instruments used for the purpose of meeting the target capital level at any given time.
To achieve the aforementioned principles, capital management will be based on the following essential elements:
–an adequate governance and management scheme, both at the corporate body level and at the executive level;
–planning, managing and monitoring capital properly, using the measurement systems, tools, structures, resources and quality data necessary to do so;
–a set of metrics, which is duly updated, to facilitate the tracking of the capital situation and to identify any relevant deviations from the target capital level;
–a transparent, correct, consistent and timely communication and dissemination of capital information outside the Group;
–an internal regulatory body, which is duly updated, including with respect to the regulations and procedures that ensure adequate capital management.

33.Commitments and guarantees given
The breakdown of the off-balance sheet exposures is as follows:

Commitments and guarantees given (Millions of Euros)
	Notes	2024	2023	2022
Loan commitments given	7.2.2	188,515	152,868	136,920
Of which: impaired		160	165	177
Central banks		254	—	—
General governments		3,247	3,115	3,031
Credit institutions		13,441	15,595	15,407
Other financial corporations		8,656	7,063	5,895
Non-financial corporations		82,891	71,303	68,120
Households		80,026	55,791	44,467
Financial guarantees given	7.2.2	22,503	18,839	16,511
Of which: impaired (1)		192	229	281
Central banks		—	—	—
General governments		183	74	96
Credit institutions		636	978	475
Other financial corporations		2,843	2,177	1,263
Non-financial corporations		18,724	15,460	14,541
Households		116	150	135
Other commitments given	7.2.2	51,215	42,577	39,137
Of which: impaired (1)		439	636	689
Central banks		—	—	—
General governments		354	327	215
Credit institutions		6,447	3,607	4,134
Other financial corporations		3,256	1,837	1,758
Non-financial corporations		41,005	36,681	32,858
Households		153	125	171
Total	7.2.2	262,233	214,283	192,568
(1) Non-performing financial guarantees given amounted to €631, €865, and €970 million, respectively, as of December 31, 2024, 2023 and 2022.
As of December 31, 2024 and 2023, the provisions for loan commitments, financial guarantees and other commitments given, recorded in the consolidated balance sheet amounted to €372, €140 and €155; and €277 million, €190 million and €303 million, respectively (see Note 24).
Since a significant portion of the amounts above will expire without any payment being made by the consolidated entities, the aggregate balance of these commitments cannot be considered to be the actual future requirement for financing or liquidity to be provided by the BBVA Group to third parties.
In the years 2024, 2023 and 2022, no issuance of debt securities carried out by associates of the BBVA Group, joint venture entities or non-Group entities have been guaranteed.
34.Other contingent assets and liabilities
As of December 31, 2024, 2023 and 2022 there were no material contingent assets or liabilities other than those disclosed in the Notes to the consolidated financial statements.
35.Purchase and sale commitments and future payment obligations
The purchase and sale commitments of the BBVA Group are disclosed in Notes 10, 14 and 22.
Future payment obligations mainly correspond to leases payable derived from operating lease contracts, as detailed in Note 22.5, and estimated employee benefit payments, as detailed in Note 25.1.3.

36.Transactions on behalf of third parties
The details of the relevant transactions on behalf of third parties are as follows:

Transactions on behalf of third parties. Breakdown by concepts (Millions of Euros)
	2024	2023	2022
Financial instruments entrusted to BBVA by third parties	496,082	430,377	352,139
Conditional bills and other securities received for collection	13,460	12,125	11,738
Securities lending	5,700	6,397	3,223
Total	515,241	448,899	367,100
37.Net interest income
37.1Interest and other income
The breakdown of the interest and other income recognized in the consolidated income statement is as follows:

Interest and other income. Breakdown by origin (Millions of Euros)
	2024	2023	2022
Financial assets held for trading	5,951	4,984	2,079
Financial assets at fair value through other comprehensive income	2,951	3,098	3,110
Financial assets at amortized cost ⁽¹⁾	50,243	38,328	25,258
Insurance activity	1,448	1,052	1,309
Adjustments of income as a result of hedging transactions	702	91	(825)
Other income ⁽²⁾	365	297	501
Total	61,659	47,850	31,432
(1) Includes interest on demand deposits at central banks and credit institutions.
(2) Includes, among others, the net interest income accrued from funds obtained through TLTRO III operations, which amounted to €177 million for the year ended December 31, 2022 (see Note 22.1).
The amounts recognized in consolidated equity in connection with hedging derivatives for the years ended December 31, 2024, 2023 and 2022 and the amounts derecognized from the consolidated equity and taken to the consolidated income statements during those years are included in the “Consolidated statements of recognized income and expense”.
37.2Interest expense
The breakdown of the balance under this heading in the consolidated income statements is as follows:

Interest expense. Breakdown by origin (Millions of Euros)
	2024	2023	2022 ⁽¹⁾
Financial liabilities held for trading	5,445	3,834	1,140
Financial liabilities designated at fair value through profit or loss	170	130	58
Financial liabilities at amortized cost	28,379	19,164	9,985
Adjustments of expense as a result of hedging transactions	1,097	809	(232)
Insurance activity	1,016	633	948
Cost attributable to pension funds	173	110	76
Other expense	114	80	333
Total	36,392	24,761	12,309
(1) Amounts corresponding to 2022 have been restated according to IFRS 17 (see Note 1.3).
38.Dividend income
The balances for this heading in the consolidated income statements correspond to dividends on shares and equity instruments other than those from shares in entities accounted for using the equity method (see Note 39), as shown in the breakdown below:

Dividend income (Millions of Euros)
	2024	2023	2022
Non-trading financial assets mandatorily at fair value through profit or loss	10	11	15
Financial assets at fair value through other comprehensive income ⁽¹⁾	109	107	108
Total	120	118	123
(1) Dividend income corresponds mainly to investments held at the end of the year.

39.Share of profit or loss of entities accounted for using the equity method
Results from “Share of profit or loss of entities accounted for using the equity method” resulted in a positive impact of €40 million for the year ended December 31, 2024, compared with the positive impact of €26 million and the positive impact of €21 million recorded for the years ended December 31, 2023 and 2022, respectively.
40.Fee and commission income and expense
The breakdown of the balance under these headings in the consolidated income statements is as follows:

Fee and commission income. Breakdown by origin (Millions of Euros)
	2024	2023	2022 ⁽¹⁾
Bills receivables	21	24	26
Demand accounts	300	300	424
Credit and debit cards and POS ⁽²⁾	7,106	4,665	3,499
Checks	166	175	162
Transfers and other payment orders	961	862	812
Insurance product commissions	461	384	261
Loan commitments given	322	307	259
Other commitments and financial guarantees given	530	471	420
Asset management	1,685	1,407	1,228
Securities fees	360	345	266
Custody securities	221	207	193
Other fees and commissions	902	751	711
Total	13,036	9,899	8,260
(1) Amounts corresponding to 2022 have been restated according to IFRS 17 (see Note 1.3).
(2) Points of Sale.
The breakdown of fee and commission expense under this heading in the consolidated income statements is as follows:

Fee and commission expense. Breakdown by origin (Millions of Euros)
	2024	2023	2022 ⁽¹⁾
Demand accounts	7	6	5
Credit and debit cards and POS ⁽²⁾	3,534	2,337	1,884
Transfers and other payment orders	153	156	132
Commissions for selling insurance	47	40	54
Custody securities	101	111	92
Other fees and commissions	1,206	961	721
Total	5,048	3,611	2,888
(1) Amounts corresponding to 2022 have been restated according to IFRS 17 (see Note 1.3).
(2) Points of Sale.

41.Gains (losses) on financial assets and liabilities, hedge accounting and exchange differences, net
The breakdown of the balance under this heading, by source of the related items, in the consolidated income statements is as follows:

Gains (losses) on financial assets and liabilities, hedge accounting and exchange differences, net (Millions of Euros)
	2024	2023	2022
Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net	327	76	64
Financial assets at amortized cost	20	41	8
Other financial assets and liabilities	307	35	56
Gains (losses) on financial assets and liabilities held for trading, net	2,458	1,352	562
Reclassification of financial assets from fair value through other comprehensive income	—	—	—
Reclassification of financial assets from amortized cost	—	—	—
Other gains (losses)	2,458	1,352	562
Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net	179	337	(67)
Reclassification of financial assets from fair value through other comprehensive income	—	—	—
Reclassification of financial assets from amortized cost	—	—	—
Other gains (losses)	179	337	(67)
Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net	249	96	150
Gains (losses) from hedge accounting, net	5	(17)	(45)
Subtotal gains (losses) on financial assets and liabilities and hedge accounting	3,218	1,844	663
Exchange differences, net	695	339	1,275
Total	3,913	2,183	1,938
The breakdown of the balance (excluding exchange rate differences) under this heading in the consolidated income statements by the nature of the financial instrument is as follows:

Gains (losses) on financial assets and liabilities and hedge accounting. Breakdown by nature of the financial instrument (Millions of Euros)
	2024	2023	2022
Debt instruments	841	799	(2,266)
Equity instruments	553	669	(1,099)
Trading derivatives and hedge accounting	181	(812)	1,361
Loans and advances to customers	236	165	(241)
Customer deposits	(81)	(95)	274
Other	1,488	1,118	2,635
Total	3,218	1,844	663

The breakdown of the balance of the impact of the derivatives (trading and hedging) under this heading in the consolidated income statements is as follows:

Derivatives - Hedge accounting (Millions of Euros)
	2024	2023	2022
Derivatives
Interest rate agreements	(21)	427	522
Securities agreements	236	(402)	1,653
Credit derivative agreements	(123)	(56)	16
Foreign-exchange agreements	(15)	(431)	(658)
Commodity and other agreements	99	(332)	(127)
Subtotal	176	(795)	1,406
Hedging derivatives ineffectiveness	—	—
Fair value hedges	8	(10)	(51)
Hedging derivative	(512)	(114)	(229)
Hedged item	520	103	178
Cash flow hedges	(3)	(7)	6
Subtotal	5	(17)	(45)
Total	181	(812)	1,361

42.Other operating income and expense
The breakdown of the balance under the heading “Other operating income” in the consolidated income statements is as follows:

Other operating income (Millions of Euros)
	2024	2023	2022
Gains from sales of non-financial services	354	347	284
Other operating income	269	272	244
Total	623	619	528
The breakdown of the balance under the heading “Other operating expense” in the consolidated income statements is as follows:

Other operating expense (Millions of Euros)
	2024	2023	2022
Change in inventories	165	151	134
Contributions to guaranteed banks deposits funds ⁽¹⁾	636	1,017	997
Hyperinflation adjustment ⁽²⁾	1,775	2,007	1,687
Other operating expense ⁽³⁾	1,374	867	620
Total	3,951	4,042	3,438
(1) In 2024, no contributions were made to the European Single Resolution Fund (SRF) since the constitution phase of the fund has been completed. Likewise, the Deposits Guarantee Fund of Credit Institutions in Spain reached in 2023 the minimum coverage level established by the European Regulation with respect to covered deposits, so that no additional contribution was necessary for this purpose during 2024, although prior contributions are maintained.
(2) For the year ended December 31, 2024 it includes €1,419 million related to Argentina and €348 million related to Turkey. For the year ended December 31, 2023 it included €1,062 million related to Argentina and €916 million related to Turkey. For the year ended December 31, 2022, it included €822 million related to Argentina and €832 million related to Turkey (see Note 2.2.18).
(3) For the year ended December 2024 and 2023, it includes €285 and €215 million, respectively, corresponding to the total annual amount disbursed under the temporary tax on credit institutions and financial credit establishments, according to Law 38/2022 of December 27, 2022 (see Note 19.6). The change compared to 2023 is mainly as a result of higher taxes in various geographies due to increased activity.

43.Income and expense from insurance and reinsurance contracts
The balances of the headings “Income and expense from insurance and reinsurance contracts” in the consolidated income statements stem from the insurance activity and include the following:

Income and expense from insurance and reinsurance contracts (Millions of Euros)
	2024	2023	2022 ⁽¹⁾
Income from insurance and reinsurance contracts ⁽²⁾	3,720	3,081	2,622
Expense from insurance and reinsurance contracts	(2,238)	(1,821)	(1,547)
Total	1,482	1,261	1,075
(1) Balances corresponding to 2022 have been restated according to IFRS 17 (see Note 1.3).
(2) In general, the transition approach for calculating the contractual service margin has been the fair value approach for long-term contracts and the full retrospective approach for short-term contracts.
The table below shows the contribution of each insurance product to the Group´s income for the years ended December 31, 2024, 2023 and 2022:

Net income by type of product (Millions of Euros)
	2024	2023	2022 ⁽¹⁾
Life insurance	752	617	649
Individual	656	590	573
Group insurance	96	27	76
Non-Life insurance	730	643	426
Home insurance	—	—	—
Other non-life insurance products	730	643	426
Total	1,482	1,261	1,075
(1) Balances corresponding to 2022 have been restated according to IFRS 17 (see Note 1.3).
44.Administration costs
44.1Personnel expense
The breakdown of the balance under this heading in the consolidated income statements is as follows:

Personnel expense (Millions of Euros)
	Notes	2024	2023	2022 ⁽¹⁾
Wages and salaries		5,937	5,068	4,310
Social security costs		1,007	834	708
Defined contribution plan expense	25	158	139	87
Defined benefit plan expense	25	51	49	42
Other personnel expense		506	440	454
Total		7,659	6,530	5,601
(1) Balances corresponding to 2022 have been restated according to IFRS 17 (see Note 1.3).
44.1.1 Share-based employee remuneration
The amounts recognized under the heading “Administration costs - Personnel expense - Other personnel expense” in the consolidated income statements for the year ended December 31, 2024, 2023 and 2022, corresponding to the remuneration plans based on equity instruments in each year, amounted to €23 million, €24 million and €32 million, respectively. These amounts have been recognized with a corresponding entry under the heading “Shareholders’ funds - Other equity” in the consolidated balance sheets, net of tax effect.
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
–The cash amounts of the Deferred Portion of the Annual Variable Remuneration that ultimately vest will be updated by applying the consumer price index (hereinafter "CPI") measured as the year-on-year change in prices, or any other criteria established for that purpose by the Board of Directors.
–Identified Staff members may not use personal hedging strategies or insurance in connection with the Annual Variable Remuneration and the responsibility that may undermine the effects of alignment with prudent risk management.
–If the members of the Identified Staff are entitled to receive any variable remuneration other than the Annual Variable Remuneration but which qualifies as variable remuneration, such variable remuneration shall be subject to the rules regarding accrual, award, vesting and payment in accordance with the type and nature of the remuneration component itself.
–The variable remuneration of the Identified Staff for a financial year (understood as the sum of all variable remuneration) shall be limited to a maximum amount of 100% of the fixed component (understood as the sum of all fixed remuneration) of the total remuneration, unless the BBVA General Shareholders’ Meeting resolves to increase this percentage up to a maximum of 200%.
In this regard, the General Shareholders’ Meeting of BBVA held on March 15, 2024 resolved to increase this limit to a maximum level of 200% of the fixed component of the total remuneration for a given number of the Identified Staff members, in the terms indicated in the report issued for this purpose by the Board of Directors dated February 6, 2024.
In 2024, this remuneration scheme is reflected in the following remuneration policies:
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
The delivery of shares in 2024 to the members of the Identified Staff is derived from the settlement of the Annual Variable Remuneration for 2023 and deferred variable remuneration from previous years, which are subject to the vesting and payment rules established in the remuneration policies applicable in the year to which they correspond.
According to the remuneration policy applicable in 2023, during 2024 a total amount of 2,627,541 BBVA shares or instruments linked to BBVA shares, corresponding, mostly, to the Upfront Portion of 2023 Annual Variable Remuneration and to other variable components of remuneration, were delivered.
In addition, according to the remuneration policy applicable in 2018, during 2024 a total amount of 147,871 BBVA shares, corresponding to the third and last payment of the Deferred Portion of 2018 Annual Variable Remuneration of the Chair and other members of BBVA's Senior Management, were delivered.

Additionally, according to the remuneration policy applicable in 2019, during 2024 a total amount of 220,803 BBVA shares, corresponding mostly to the second payment of the Deferred Portion of 2019 Annual Variable Remuneration of executive directors and other members of BBVA's Senior Management, as well as to other variable components of remuneration, were delivered.
Likewise, according to the remuneration policy applicable in 2020, during 2024 a total amount of 2,244,441 BBVA shares were delivered, corresponding, mainly, to the entire payment of the Deferred Portion of 2020 Annual Variable Remuneration of certain members of the Identified Staff as well as to other variable components of remuneration. In 2020, the executive directors and other members of BBVA's Senior Management, as a gesture of responsibility and commitment in response to the exceptional circumstances arising from the COVID-19 crisis, waived their entire 2020 Annual Variable Remuneration.
In accordance with the remuneration policy applicable in 2021, during 2024 a total of 740,382 BBVA shares were delivered, the majority corresponding to the second payment of the Deferred Portion of 2021 Annual Variable Remuneration of the Identified Staff, which includes executive directors and other members of BBVA's Senior Management, as well as to other variable components of remuneration.
Lastly, according to the remuneration policy applicable in 2022, during 2024 a total amount of 728,081 BBVA shares were delivered, corresponding, mainly, to the first payment of the Deferred Portion of 2022 Annual Variable Remuneration of the Identified Staff, among which executive directors and the rest of the members of BBVA's Senior Management are included, as well as to other variable components of remuneration.
Detailed information on the delivery of shares to executive directors and the rest of the members of BBVA's Senior Management who held this position as of December 31, 2024, is included in Note 54.
Lastly, in line with specific regulation applicable in Brazil and Portugal, BBVA Brazil Banco de Investimento and BBVA IFIC have identified (on an individual basis, respectively) the staff in these countries whose annual variable remuneration should be subject to a specific settlement and payment scheme established in their corresponding remuneration policies, more specifically:
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
–In BBVA IFIC the deferred portion of the annual variable remuneration may be reduced, but never increased, depending on the result of multi-year performance indicators. The cash amounts of the deferred portion that are finally paid will be subject to updating by applying the CPI measured as a year-on-year change in prices.
According to this remuneration scheme, during financial year 2024 a total of 6,581 BBVA shares corresponding to the upfront portion of 2023 annual variable remuneration were delivered to the staff of BBVA Brazil Banco de Investimento.
Additionally, during 2024 a total of 1,832 BBVA shares corresponding to the first third of the deferred portion of 2022 annual variable remuneration were delivered as well as a total of €856 as adjustments for updates, a total of 1,624 BBVA shares corresponding to the second third of the deferred portion of 2021 annual variable remuneration and €1,324 as adjustments for updates, and a total of 1,368 BBVA shares corresponding to the last third of the deferred portion of 2020 annual variable remuneration and €1,305 as adjustments for updates.
With regard to the BBVA IFIC group, it should be noted that the exception provided for in the remuneration policy for said year corresponding to payment in shares has been applied to the annual variable remuneration for the year 2023 of some members of this group, in line with the provisions of the regulations in force. For this reason in 2024 just 1,951 BBVA shares have been delivered to BBVA IFIC identified members corresponding to 2023 variable remuneration.
Additionally, during 2024 a total of 3,218 BBVA shares corresponding to the second third of the deferred portion of 2021 annual variable remuneration and a total of 2,149 BBVA shares corresponding to the last third of the deferred portion of 2020 annual variable remuneration were delivered to this group.
44.2Other administrative expense
The breakdown of the balance under this heading in the consolidated income statements is as follows:

Other administrative expense. Breakdown by main concepts (Millions of Euros)
	2024	2023	2022 ⁽¹⁾
Technology and systems	1,732	1,512	1,391
Communications	261	219	195
Advertising	441	349	266
Property, fixtures and materials	577	520	440
Taxes other than income tax	481	451	370
Surveillance and cash courier services	255	234	214
Other expense	1,253	1,090	897
Total	5,001	4,375	3,773

(1) Balances corresponding to 2022 have been restated according to IFRS 17 (see Note 1.3).
45.Depreciation and amortization
The breakdown of the balance under this heading in the consolidated income statements for the years ended December 31, 2024, 2023 and 2022 is as follows:

Depreciation and amortization (Millions of Euros)
	Notes	2024	2023	2022
Tangible assets	17	972	867	818
For own use		623	547	501
Right-of-use assets		343	317	312
Investment properties and other		5	3	5
Intangible assets	18.2	561	536	510
Total		1,533	1,403	1,328
46.Provisions or reversal of provisions
For the years ended December 31, 2024, 2023 and 2022, the net provisions recognized in this income statement line item were as follows:

Provisions or reversal of provisions (Millions of Euros)
	Notes	2024	2023	2022
Pensions and other post-employment defined benefit obligations	25	3	31	(89)
Commitments and guarantees given		(84)	76	87
Pending legal issues and tax litigation		191	171	210
Other provisions		88	95	84
Total		198	373	291

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
	Notes	2024	2023	2022
Financial assets at fair value through other comprehensive income - Debt securities		58	42	76
Financial assets at amortized cost		5,687	4,386	3,303
Of which: recovery of written-off assets by cash collection	7.2.5	(403)	(369)	(390)
Total		5,745	4,428	3,379
48.Impairment or reversal of impairment of investments in joint ventures and associates
The heading “Impairment or reversal of the impairment of investments in joint ventures or associates" included a net reversal of impairment of €63 million in the year ended December 31, 2024. This heading included a net impairment of €9 million for the year ended December 31, 2023, and it included a net reversal of impairment of €42 million for the year ended December 31, 2022 (see Note 16.3).

49.Impairment or reversal of impairment on non-financial assets
The impairment losses on non-financial assets broken down by the nature of those assets in the consolidated income statements are as follows:

Impairment or reversal of impairment on non-financial assets (Millions of Euros)
	Notes	2024	2023	2022
Tangible assets	17	(29)	16	(53)
Intangible assets		15	26	25
Others		13	12	55
Total		(1)	54	27
50.Gains (losses) from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations
The main items included in the balance under this heading in the consolidated income statements are as follows:

Gains (losses) from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations (Millions of Euros)
	Notes	2024	2023	2022
Gains on sale of real estate		66	64	102
Impairment of non-current assets held for sale (1)	21	(83)	(42)	(221)
Gains (losses) on sale of investments classified as non-current assets held for sale		—	—	11
Gains on sale of equity instruments classified as non-current assets held for sale		—	—	—
Total		(17)	22	(108)
(1) In 2022 it includes the closing of the transaction with Merlin Properties in which 100% of the shares of Tree Inversiones Inmobiliarias, SOCIMI, S.A. were acquired by the BBVA Group (see Note 17).

51.Consolidated statements of cash flows
The variation between 2024, 2023 and 2022 of the financial liabilities from financing activities is the following:

Liabilities from financing activities (Millions of Euros)
	Liabilities at amortized cost: Debt certificates			Of which: Issuances of subordinated liabilities (1)
	2024	2023	2022	2024	2023	2022

Balance at the beginning	68,707	55,429	55,763	15,832	12,485	14,794
Cash flows	627	13,283	(678)	3,303	3,388	(1,945)
Non-cash changes	532	(5)	344	421	(40)	(364)
Acquisition	—	—	—	—	—	—
Disposal	—	—	—	—	—	—
Disposals by companies held for sale	—	—	—	—	—	—
Foreign exchange movement	532	(5)	344	421	(40)	(364)
Fair value changes	—	—	—	—	—	—
Balance at the end	69,867	68,707	55,429	19,556	15,832	12,485
(1) There were €56, €35 and €24 million of subordinated deposits as of December 31, 2024, 2023 and 2022, respectively (see Note 22.4). In addition, there were coupon payments on subordinated liabilities for €388, €345 and €313 million in 2024, 2023 and 2022, respectively. Appendix VI details the outstanding subordinated debt issued by their nominal value.
52.Accountant fees and services
The details of the fees for the services contracted by entities of the BBVA Group for the year ended December 31, 2024, with their respective auditors and other audit entities are as follows:

Fees for Audits conducted and other related services (1) (Millions of Euros)
	2024	2023	2022
Audits of the companies audited by firms belonging to the EY worldwide organization and other reports related with the audit (2)	32.8	28.5	24.8
Other reports required pursuant to applicable legislation and tax regulations issued by the national supervisory bodies of the countries in which the Group operates, reviewed by firms belonging to the EY worldwide organization	1.5	1.4	1.0
Fees for audits conducted by other firms	0.1	0.1	0.1
(1) Regardless of the billed year.
(2) Including fees pertaining to annual legal audits (€26.0 million as of December 31, 2024).
In the year ended December 31, 2024, certain entities in the BBVA Group contracted other services (other than audits) as follows:

Other Services rendered (Millions of Euros)
	2024	2023	2022
Firms belonging to the EY worldwide organization	0.2	0.2	0.1
This total of contracted services includes the detail of the services provided by Ernst & Young, S.L. to BBVA, S.A. or its controlled companies at the date of preparation of these consolidated financial statements as follows:

Fees for audits conducted (1) (Millions of Euros)
	2024	2023	2022
Legal audit of BBVA,S.A. or its companies under control	8.5	7.9	7.6
Other audit services of BBVA, S.A. or its companies under control	5.6	5.4	5.2
Limited Review of BBVA, S.A. or its companies under control	2.0	1.9	1.4
Reports related to issuances	1.2	1.0	0.4
Assurance services and other required by the regulator	1.2	0.8	0.8
(1) Services provided by Ernst & Young, S.L. to companies located in Spain, to the branch of BBVA in New York, the branch of BBVA in London and the branch of BBVA in Frankfurt.

Audit fees disclosed in this Note are presented under local purposes and do not correspond to SEC definitions. The services provided by the auditors meet the independence requirements of the external auditor established under Audit of Accounts Law (Law 22/2015) and under the Sarbanes-Oxley Act of 2002 adopted by the SEC.
53.Related-party transactions
As financial institutions, BBVA and other entities in the Group engage in transactions with related parties in the normal course of their business. These transactions are not significant and are carried out under normal market conditions. As of December 31, 2024, 2023 and 2022, the following are the transactions with related parties:
53.1Transactions with significant shareholders
As of December 31, 2024, 2023 and 2022, there were no shareholders with significant influence (see Note 26).
53.2Transactions of BBVA Group entities with joint ventures and associates
The balances of the main captions in the consolidated balance sheets arising from the transactions carried out by the BBVA Group with joint ventures and associates are as follows:

Balances arising from transactions of BBVA Group entities with joint ventures and associates (Millions of Euros)
	2024	2023	2022
Assets
Loans and advances to credit institutions	13	5	9
Loans and advances to customers	639	791	1,842
Debt securities	4	4	7
Liabilities
Deposits from credit institutions	1	—	1
Customer deposits	160	134	204
Memorandum accounts
Financial guarantees given	171	177	136
Other commitments given	784	595	751
Loan commitments given	117	119	10
The balances of the main captions in the consolidated income statements resulting from transactions with joint ventures and associates are as follows:

Balances of consolidated income statement arising from transactions of BBVA Group entities with joint ventures and associates (Millions of Euros)
	2024	2023	2022
Income statement
Interest and other income	37	44	20
Interest expense	4	4	2
Fee and commission income	7	4	5
Fee and commission expense	55	49	40
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

Balance at December 31 of each year (thousands of Euros)
	2024				2023				2022
	Directors	Related parties of Directors	Senior Management (1)	Related parties of Senior Management	Directors	Related parties of Directors	Senior Management (1)	Related parties of Senior Management	Directors	Related parties of Directors	Senior Management (1)	Related parties of Senior Management
Loans and credits	2,176	210	4,664	688	531	243	5,553	727	668	1,880	6,321	764
Bank guarantees	—	—	10	—	—	—	10	—	—	—	10	—
(1) Excluding executive directors.
Information on remuneration paid and other benefits granted to members of the Board of Directors and Senior Management of BBVA is provided in Note 54.
54.Remuneration and other benefits of the Board of Directors and members of the Bank's Senior Management
Remuneration of non-executive directors
The remuneration of the non-executive directors corresponding to the financial years 2024 and 2023 is as follows, individually and by remuneration item:

Remuneration of non-executive directors (thousands of Euros) (1)
	Board of Directors	Executive Committee	Audit Committee	Risk and Compliance Committee	Remuneration Committee	Appointments and Corporate Governance Committee	Technology and Cybersecurity Committee	Other positions (2)	Total
									2024	2023
José Miguel Andrés Torrecillas	129	167	165	—	—	115	—	50	625	593
Jaime Caruana Lacorte	129	167	22	107	—	31	—	—	455	502
Enrique Casanueva Nárdiz (3)	107	—	44	71	—	—	—	—	223	—
Sonia Dulá	129	—	66	107	—	—	—	—	302	223
Raúl Galamba de Oliveira	129	—	—	214	—	46	43	80	512	461
Belén Garijo López	129	167	—	—	36	46	—	—	378	416
Connie Hedegaard Koksbang	129	—	66	—	—	—	—	—	195	173
Lourdes Máiz Carro	129	—	66	—	43	—	—	—	238	238
José Maldonado Ramos (4)	32	42	—	—	—	12	—	—	85	342
Cristina de Parias Halcón (5)	107	—	—	—	—	31	29	—	167	—
Ana Peralta Moreno	129	—	66	—	43	—	—	—	238	238
Juan Pi Llorens (4)	32	—	—	27	—	12	11	—	81	361
Ana Revenga Shanklin	129	—	—	107	86	—	43	—	364	307
Susana Rodríguez Vidarte (6)	—	—	—	—	—	—	—	—	—	112
Carlos Salazar Lomelín (7)	129	—	—	—	43	—	—	—	172	172
Jan Verplancke	129	—	—	—	43	—	43	—	214	214
Total	1,695	542	497	633	293	293	168	130	4,250	4,350
(1) Includes amounts corresponding to the positions on the Board and its various Committees, the composition of which was modified on April 26, 2024.
(2) Amounts corresponding to the positions of Deputy Chair of the Board of Directors and Lead Director.
(3) Director appointed by the General Shareholders' Meeting held on March 15, 2024. Remuneration in 2024 corresponding to the term in office in that financial year.
(4) Directors who left office on March 15, 2024. Remuneration in 2024 corresponding to the term in office in that financial year.
(5) Director appointed by the General Shareholders’ Meeting held on March 15, 2024. Remuneration in 2024 corresponding to the term in office in that financial year. In addition, the director Cristina de Parias Halcón received in the 2024 and 2023 financial years, €72 thousand and €76 thousand, respectively, as per diems for her attendance to the meetings of the management body of BBVA México, S.A. de C.V. and Grupo Financiero BBVA México, S.A. de C.V. Likewise, in 2024, she received €56 thousand and 14,697 BBVA shares corresponding to the deferred portion of 2018 and 2019 annual variable remuneration accrued in her former condition of BBVA’s member of Senior Management, including the update of its cash portion. In 2025, the last payment of the deferred portion of 2019 annual variable remuneration, including the update of its cash portion, is due to this director (€30 thousand and 7,593 BBVA shares).
(6) Director who left office on March 17, 2023. Remuneration in 2023 corresponding to the term in office in that financial year.
(7) In addition, in financial years 2024 and 2023, the director Carlos Salazar Lomelín received €113 thousand and €67 thousand, respectively, as per diems for his attendance to the meetings of the management body of BBVA México, S.A. de C.V. and Grupo Financiero BBVA México, S.A. de C.V. and of the strategy forum of BBVA México, S.A. de CV.
Likewise, during financial years 2024 and 2023, €112 thousand and €123 thousand were paid out, respectively, in healthcare and casualty insurance premiums for non-executive directors.
Remuneration system with deferred delivery of shares for non-executive directors
BBVA has a fixed remuneration system with deferred delivery of shares for its non-executive directors, which was approved by the General Shareholders’ Meeting held on March 18, 2006 and extended by resolutions of the General Shareholders’ Meetings held on March 11, 2011 and March 11, 2016 for a further five-year period in each case, by the General Shareholders’ Meeting held on April 20, 2021 for a further three-year period and by the General Shareholders’ Meeting held on March 17, 2023 for a further four-year period.

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
The theoretical shares allocated to non-executive directors who were beneficiaries of the remuneration system with deferred delivery of shares in the 2024 and 2023 financial years, corresponding to 20% of the total annual fixed allowance in cash received by each of them in the 2023 and 2022 financial years, respectively, were as follows:

	2024		2023
	Theoretical shares allocated (1)	Theoretical shares accumulated as of December 31	Theoretical shares allocated (1)	Theoretical shares accumulated as of December 31
José Miguel Andrés Torrecillas	13,407	147,455	16,023	134,048
Jaime Caruana Lacorte	11,350	106,310	17,255	94,960
Enrique Casanueva Nárdiz (2)	—	—	—	—
Sonia Dulá (3)	5,042	5,042	—	—
Raúl Galamba de Oliveira	10,423	40,191	10,091	29,768
Belén Garijo López	9,401	110,593	10,603	101,192
Connie Hedegaard Koksbang	3,914	7,177	3,263	3,263
Lourdes Máiz Carro	5,384	76,977	7,237	71,593
José Maldonado Ramos ⁽⁴⁾	7,735	—	10,397	146,874
Cristina de Parias Halcón ⁽²⁾	—	—	—	—
Ana Peralta Moreno	5,384	47,713	7,237	42,329
Juan Pi Llorens ⁽⁴⁾	8,157	—	13,943	148,542
Ana Revenga Shanklin	6,947	31,161	8,035	24,214
Susana Rodríguez Vidarte ⁽⁵⁾	—	—	13,648	—
Carlos Salazar Lomelín	3,882	21,012	5,218	17,130
Jan Verplancke	4,851	40,623	6,521	35,772
Total	95,877	634,254	129,471	849,685
(1) The number of theoretical shares was calculated according to the average closing price of the BBVA share during the 60 trading sessions prior to the dates of the General Shareholders’ Meetings of March 15, 2024 and March 17, 2023 which were €8.84 and €6.58 per share, respectively.
(2) Directors appointed by the General Meeting held on March 15, 2024; accordingly, the allocation of theoretical shares is not due until 2025.
(3) Director appointed by the General Meeting held on March 17, 2023; accordingly, the first allocation of theoretical shares was made in 2024.
(4) Directors who left office on March 15, 2024. In application of the system, José Maldonado Ramos and Juan Pi Llorens received a total of 154,609 and 156,699 BBVA shares, respectively, after leaving office, which is equivalent to the total theoretical shares accumulated up to that date by each of them.
(5) Director who left office on March 17, 2023. In application of the system, she received a total of 191,423 BBVA shares, after leaving office, which was equivalent to the total theoretical shares accumulated up to that date.
Remuneration of executive directors
The remuneration of executive directors for financial years 2024 and 2023 indicated below, individually and by remuneration item, are the result of applying the BBVA Directors’ Remuneration Policy approved at the General Shareholders’ Meeting held on March 17, 2023.

Annual Fixed Remuneration (thousands of Euros)
	2024	2023
Chair	2,924	2,924
Chief Executive Officer	2,179	2,179
Total	5,103	5,103
In addition, in accordance with the provisions established in the BBVA Directors’ Remuneration Policy and contractually, during the 2024 and 2023 financial years the Chair received, each year, the amount of €41 thousand of fixed allowances for vehicle rental and others. Meanwhile, the Chief Executive Officer received, each year, the amount of €654 thousand of fixed remuneration in cash in lieu of pension (equivalent to 30% of his Annual Fixed Remuneration), as he does not receive a retirement benefit (see section on “Pension commitments with executive directors” in this Note), and the amount of €600 thousand for his mobility allowance.

Remuneration in kind (thousands of Euros)
Likewise, the executive directors received remuneration in kind during the financial years 2024 and 2023, including insurance premiums and others, totaling €140 thousand and €172 thousand in the case of the Chair and €128 thousand and €131 thousand in the case of the Chief Executive Officer, respectively.

Variable remuneration
With regard to variable remuneration, the BBVA Directors’ Remuneration Policy approved by the General Shareholders’ Meeting in 2023 establishes a model whereby the Annual Variable Remuneration (“AVR”) of the executive directors comprises two components: a Short-Term Incentive (“STI”) and a Long-Term Incentive (“LTI”). The award of both incentives is contingent upon the achievement of the minimum profit and capital ratio thresholds approved by the Board of Directors for this purpose. The sum of the STI and the LTI constitutes the AVR for the year of each executive director.
The STI will be awarded once the reference year for measuring the annual indicators used for its calculation has ended. The amount of the STI will be determined based on the results of these indicators, taking into account the targets, scales of achievement and weightings established for each of them, which may range between 0% and 150% of the “Target STI”. The “Target STI” represents the amount of the STI if 100% of the pre-established targets for these indicators are achieved.
Once the aforementioned minimum profit and capital ratio thresholds have been reached, the right to the LTI will accrue, the final amount of which may range between 0% and 150% of the “Target LTI”. The “Target LTI” represents the amount of the LTI if 100% of the pre-established targets for the long-term indicators approved for its calculation are achieved. The final amount of the LTI will be determined once the last year of the measurement period of the long-term indicators has ended, based on their results and taking into account the targets, scales of achievement and weightings established for each of them.
A percentage not exceeding 40% of the AVR will be vested and paid, provided that the required conditions are met, as a general rule, in the first quarter of the year following the one to which it corresponds (the “Upfront Portion”), in equal parts in cash and BBVA shares. The remaining amount, and at least 60% of the AVR, will be deferred over a five-year period and paid, if conditions are met, at the end of each of the five years of deferral, 40% in cash and 60% in BBVA shares and/or instruments linked to BBVA shares (the “Deferred Portion” or the “Deferred AVR”).
Within said deferral period, the payment of the LTI shall only begin after the expiration of the measurement period of the long-term indicators’ targets, to the result of which its final amount is subject. Therefore, the LTI is part of the Deferred Portion of the AVR of executive directors.
In accordance with the foregoing, in 2024 the executive directors accrued a Short-Term Incentive amounting to €2,871 thousand in the case of the Chair and €2,147 thousand in the case of the Chief Executive Officer.
In addition, the executive directors accrued the right to a Long-Term Incentive for a maximum theoretical amount of €1,929 thousand in the case of the Chair and €1,443 thousand for the Chief Executive Officer, which is equivalent, in both cases, to 150% of their Target LTI. Once the measurement period for the long-term indicators established for their calculation has ended (at the end of 2027), their final amount will be determined, which may range between 0% and 150% of the “Target LTI”. Therefore, if 100% of the pre-established targets are met, this incentive will amount to €1,286 thousand in the case of the Chair and €962 thousand in the case of the Chief Executive Officer.
In addition, the remaining rules applicable to the Annual Variable Remuneration of the executive directors set out in the BBVA Directors’ Remuneration Policy will apply to the Annual Variable Remuneration for financial year 2024, which include: (i) a retention period of one year following delivery of the BBVA shares or instruments linked to BBVA shares received; (ii) the prohibition of hedging strategies or insurance that may undermine the effects of alignment with prudent risk management; (iii) update of the finally vested Deferred Portion in cash in accordance with the CPI; (iv) malus and clawback arrangements throughout the whole periods of deferral and retention of the shares or instruments; and (v) the limitation of variable remuneration to a maximum amount of 200% of the fixed component of total remuneration, in accordance with the resolution approved by the General Shareholders’ Meeting held in 2024.
Taking into account the above, the Upfront Portion of the AVR for the financial years 2024 and 2023 of the executive directors which is due for payment once each of said financial years has ended, in equal parts in cash and BBVA shares, is indicated below.

Annual Variable Remuneration (AVR)
	2024 (1)		2023 (2)
	In cash (thousands of Euros)	In shares	In cash (thousands of Euros)	In shares
Chair	897	92,803	897	107,835
Chief Executive Officer	671	69,408	671	80,650
Total	1,568	162,211	1,568	188,485
(1) Upfront Portion (37%) of the Annual Variable Remuneration, which represents the first payment of the Short-Term Incentive for financial year 2024 and will be paid during the first quarter of financial year 2025, in equal parts in cash and BBVA shares. The remaining amount of the 2024 Annual Variable Remuneration (which includes the 2024 Long-Term Incentive) will be deferred over a 5-year period (40% in cash and 60% in shares and/or instruments linked to shares).
The final amount of the Deferred AVR will depend on the result of the long-term indicators to be used to calculate the 2024 Long-Term Incentive. Likewise, and as an ex post risk adjustment mechanism, the Deferred AVR may be reduced if the capital and liquidity thresholds established to guarantee that payment occurs only if it is sustainable, in accordance with the Bank’s payment capacity, are not reached.

(2) Upfront Portion (37%) of the Annual Variable Remuneration, which represents the first payment of the Short-Term Incentive for financial year 2023 and which was paid in 2024, in equal parts in cash and BBVA shares. The remaining amount of the 2023 Annual Variable Remuneration (which includes the 2023 Long-Term Incentive) was deferred over a 5-year period (40% in cash and 60% in shares and/or instruments linked to shares).
The final amount of the Deferred AVR will depend on the result of the long-term indicators to be used to calculate the 2023 Long-Term Incentive. Likewise, and as an ex post risk adjustment mechanism, the Deferred AVR may be reduced if the capital and liquidity thresholds established to guarantee that payment occurs only if it is sustainable, in accordance with the Bank’s payment capacity, are not reached.

Deferred Annual Variable Remuneration (AVR) from previous financial years
		2024 (1)		2023 (2)
	Deferred AVR	In cash (thousands of Euros)	In shares	In cash (thousands of Euros)	In shares
Chair	2023	221	38,821	—	—
	2022	236	56,941	229	56,941
	2021	228	57,325	222	57,325
	2020	0	0	0	0
	2019	181	45,529	176	45,529
	2018	—	—	132	35,795
Subtotal		867	198,616	760	195,590

Chief Executive Officer	2023	166	29,034	—	—
	2022	181	43,793	176	43,793
	2021	173	43,552	169	43,552
	2020	0	0	0	0
	2019	163	40,858	158	40,858
	2018	—	—	—	—
Subtotal		683	157,237	503	128,203
Total		1,550	355,853	1,263	323,793
(1) Deferred remuneration payable after the 2024 year-end, including the update of its cash portion. Payment to the Chair and the Chief Executive Officer will take place in 2025 in accordance with the vesting and payment rules set out in the remuneration policies applicable in each financial year:
•2023 Deferred AVR: the first payment of the Deferred STI (17.9% of the Deferred Portion) is due to executive directors. Thereafter, the second payment of the Deferred STI (17.9% of the Deferred Portion) and the 2023 LTI (64.2% of the Deferred Portion) will be deferred for both executive directors. The final amount of the 2023 LTI will depend on the result of the long-term indicators approved for its calculation once its measurement period has elapsed (at the end of 2026), which may range between an achievement of 0% to 150%. If the relevant conditions are met, the second payment of the Deferred STI will be made in 2026 and the three payments of the 2023 LTI will be made in 2027, 2028 and 2029.
•2022 Deferred AVR: the second payment (20% of the Deferred Portion) is due to executive directors. Thereafter, 60% of the 2022 Deferred AVR will be deferred for both executive directors, which, if the relevant conditions are met, will be paid in 2026, 2027, and 2028.
•2021 Deferred AVR: the third payment (20% of the Deferred Portion) is due to executive directors, after having verified that no reduction had to be made according to the result of the multi-year performance indicators approved in 2021 by the Board of Directors. Thereafter, 40% of the 2021 Deferred AVR will be deferred for both executive directors which, if the relevant conditions are met, will be paid in 2026 and 2027.
•2020 Deferred AVR: given the exceptional circumstances arising from the COVID-19 crisis, executive directors voluntarily waived the whole of their 2020 AVR.
•2019 Deferred AVR: the third and final payment (20% of the Deferred Portion) is due to executive directors. Following this, payment to executive directors of the 2019 Deferred AVR will be completed.
(2) Deferred remuneration which was payable after the 2023 year-end, including the update of its cash portion. Its payment to the Chair and/or the Chief Executive Officer took place in 2024, in accordance with the vesting and payment rules set out in the remuneration policies applicable in each financial year:
•2022 Deferred AVR: in 2024, the first payment (20% of the Deferred Portion) was made to executive directors.
•2021 Deferred AVR: in 2024, the second payment (20% of the Deferred Portion) was made to executive directors.
•2020 Deferred AVR: given the exceptional circumstances arising from the COVID-19 crisis, executive directors voluntarily waived the whole of their 2020 AVR.
•2019 Deferred AVR: in 2024, the second payment (20% of the Deferred Portion) was made to executive directors.

•2018 Deferred AVR: in 2024, the third and final payment (20% of the Deferred Portion) was made to the Chair. Following this, payment to the Chair of the 2018 Deferred AVR, which was associated with his former position as Chief Executive Officer, was completed.
Pension commitments with executive directors
The Bank has not assumed any pension commitments with non-executive directors.
With regard to the executive directors, the BBVA Directors’ Remuneration Policy establishes a pension framework whereby, in the case of the Chair, he is eligible to receive a retirement pension, paid in either income or capital, when he reaches the legally established retirement age, provided that he does not leave his position as a result of serious dereliction of his duties. The amount of this pension will be determined by the annual contributions made by the Bank, together with their corresponding accumulated yields at that date.
The agreed annual contribution to cover the retirement contingency under the defined contribution system for the Chair, as set out in the BBVA Directors’ Remuneration Policy, is €439 thousand. The Board of Directors may update this amount during the term of the Policy, in the same manner as it may update the Annual Fixed Remuneration, pursuant to the terms established therein.
A portion of 15% of this annual contribution will be based on variable components and considered “discretionary pension benefits”. It will, therefore, be subject to the conditions regarding delivery in shares, withholding, reduction and clawback established in the applicable regulations, as well as any other conditions concerning variable remuneration that may be applicable in accordance with the BBVA Directors’ Remuneration Policy.
In the event that the Chair’s contractual relationship is terminated before he reaches retirement age for reasons other than serious dereliction of duties, the retirement pension payable to the Chair upon him reaching the legally established retirement age will be calculated based on the funds accumulated through the contributions made by the Bank up to that date, as per the terms set out above, plus the corresponding accumulated yield, with no additional contributions to be made by the Bank as of the time of termination.
With respect to the commitments in favor of the Chair to cover the contingencies of death and disability, the Bank will pay the corresponding annual insurance premiums in order to top up this coverage.
In accordance with the foregoing, in the financial year 2024, an amount of €456 thousand was recorded, comprising the agreed annual contribution to cover the retirement contingency, which is €439 thousand, and a further amount of €17 thousand relating to the upward adjustment of the “discretionary pension benefits” for the financial year 2023, which were declared at the end of that year and which had to be included in the accumulated fund in 2024. Likewise, an amount of €252 thousand was paid in insurance premiums for the death and disability contingencies.
As of December 31, 2024, the total accumulated fund to meet the retirement commitments with the Chair amounted to € 26,893 thousand.
Of the annual contribution for the retirement contingency corresponding to the financial year 2024, 15% (€66 thousand) was recorded in that year as “discretionary pension benefits”. Following the end of the financial year, this amount was adjusted by applying the same criteria used to determine the Short-Term Incentive that is part of the Chair’s Annual Variable Remuneration for the 2024 financial year and was determined to amount to €83 thousand, which represents an upward adjustment of €17 thousand. These “discretionary pension benefits” will be included in the accumulated fund in the 2025 financial year and will be subject to the conditions established for them in the BBVA Directors’ Remuneration Policy.
With regard to the Chief Executive Officer, in accordance with the provisions of the BBVA Directors’ Remuneration Policy and those in his contract, the Bank has not undertaken any retirement commitments, although he is entitled to an annual cash sum instead of a retirement pension (“cash in lieu of pension”) equal to 30% of his Annual Fixed Remuneration. In accordance with the above, in the 2024 financial year, the Bank paid the Chief Executive Officer the amount of the “cash in lieu of pension” fixed remuneration, as described in the “Remuneration of executive directors” section of this Note.
However, the Bank has undertaken commitments to cover the death and disability contingencies with the Chief Executive Officer, for which the corresponding annual insurance premiums are paid. For these purposes, an amount €221 thousand was recognized in 2024 in this regard.

Pension systems (thousands of Euros)
	Contributions (1)				Accumulated funds
	Retirement		Death and disability
	2024	2023	2024	2023	2024	2023
Chair	456	458	252	322	26,893	24,759
Chief Executive Officer	—	—	221	230	—	—
Total	456	458	472	552	26,893	24,759
(1) Contributions recognized to meet the pension commitments with the executive directors in financial years 2024 and 2023. In the case of the Chair, these relate to the sum of the annual retirement pension contribution and the adjustment made to the “discretionary pension benefits” for the financial years 2023 and 2022, the contribution of which to the accumulated fund was to be made in the financial years 2024 and 2023, respectively, as well as to the premiums for the death and disability contingencies. In the case of the Chief Executive Officer, the contributions recognized correspond exclusively to the insurance premiums paid by the Bank in 2024 and 2023 to cover the death and disability contingencies given that, in his case, the Bank has not undertaken any commitments to cover the contingency of retirement.

Payments for termination of the contractual relationship
In accordance with the BBVA Directors’ Remuneration Policy, the Bank has no commitments to make severance payments to executive directors.
Remuneration of Senior Management
The remuneration of all Senior Management, excluding executive directors, for financial years 2024 and 2023, as indicated below, broken down by remuneration item, are the result of applying the BBVA Group’s General Remuneration Policy approved by the Board of Directors on March 29, 2023.

Fixed remuneration (thousands of Euros)
	2024	2023
Senior Management Total (1)	19,928	18,187
(1) 16 members as of December 31, 2024, and 15 members as of December 31, 2023, excluding executive directors in both cases.

In addition, in accordance with the provisions established in the BBVA Group’s General Remuneration Policy and contractually, during the 2024 and 2023 financial years, the members of Senior Management collectively received fixed allowances for vehicle rental and others totaling €347 thousand and €314 thousand, respectively.

Remuneration in kind (thousands of Euros)
During the 2024 and 2023 financial years, remuneration in kind, including insurance premiums and others, totaling €603 thousand and €590 thousand, respectively, was collectively paid to members of Senior Management.

Variable remuneration
With regard to variable remuneration, the BBVA Group’s General Remuneration Policy establishes a model whereby the Annual Variable Remuneration (“AVR”) for members of Senior Management, like that of executive directors, comprises two components: a Short-Term Incentive (“STI”) and a Long-Term Incentive (“LTI”). The award of both incentives is contingent upon the achievement of the minimum profit and capital ratio thresholds approved by the Board of Directors for this purpose. The sum of the STI and the LTI constitutes the AVR for the year of each member of Senior Management.
Under this model, and in the same terms as set out above for the executive directors, in 2024 financial year, all members of Senior Management accrued a Short-Term Incentive for a total combined amount of €7,271 thousand.
In addition, all members of Senior Management accrued the right to a Long-Term Incentive for a maximum theoretical amount of €4,856 thousand, which is equivalent to the sum of 150% of the “Target LTI” of each beneficiary. The final amount of the LTI of each beneficiary will be determined at the end of the measurement period of the long-term indicators established for its calculation (at the end of 2027). This final amount may range between 0% and 150% of the “Target LTI”. Therefore, if 100% of the pre-established targets are achieved, it will amount to a total of €3,237 thousand.
Moreover, the remaining rules applicable to the Annual Variable Remuneration of the members of the Senior Management established in the BBVA Group’s General Remuneration Policy will apply to the Annual Variable Remuneration for financial year 2024, which include: (i) a retention period of one year following delivery of the BBVA shares or instruments linked to BBVA shares received; (ii) the prohibition of hedging strategies or insurance that may undermine the effects of alignment with prudent risk management; (iii) update of the finally vested Deferred Portion in cash in accordance with the CPI; (iv) malus and clawback arrangements throughout the whole periods of deferral and retention of the shares or instruments; and (v) the limitation of variable remuneration to a maximum amount of 200% of the fixed component of total remuneration, in accordance with the resolution approved by the General Shareholders’ Meeting in 2024.
Taking into account the above, the total sum of the Upfront Portion of the AVR for financial years 2024 and 2023 of the members of Senior Management, due for payment once each of said financial years has ended, in equal parts in cash and BBVA shares, is indicated below.

Annual Variable Remuneration (AVR)
	2024 (1)		2023 (2)
	In cash (thousands of Euros)	In shares	In cash (thousands of Euros)	In shares
Senior Management Total (3)	2,272	235,016	2,229	267,628
(1) Upfront Portion of the Annual Variable Remuneration, which represents the first payment of the Short-Term Incentive for financial year 2024 and will be paid during the first quarter of financial year 2025, in equal parts in cash and BBVA shares. The remaining amount of the 2024 Annual Variable Remuneration (which includes the 2024 Long-Term Incentive) will be deferred over a 5-year period (40% in cash and 60% in shares or instruments linked to shares).
The final amount of the Deferred AVR will depend on the result of the long-term indicators to be used to calculate the 2024 Long-Term Incentive. Likewise, and as an ex post risk adjustment mechanism, the Deferred AVR may be reduced if the capital and liquidity thresholds established to guarantee that payment occurs only if it is sustainable, in accordance with the Bank’s payment capacity, are not reached.
(2) Upfront Portion of the Annual Variable Remuneration, which represents the first payment of the Short-Term Incentive for financial year 2023 and which was paid in 2024, in equal parts in cash and BBVA shares. The remaining amount of the 2023 Annual Variable Remuneration (which includes the 2023 Long-Term Incentive) was deferred over a 5-year period (40% in cash and 60% in shares and/or instruments linked to shares).
The final amount of the Deferred AVR will depend on the result of the long-term indicators to be used to calculate the 2023 Long-Term Incentive. Likewise, and as an ex post risk adjustment mechanism, the Deferred AVR may be reduced if the capital and liquidity thresholds established to guarantee that payment occurs only if it is sustainable, in accordance with the Bank’s payment capacity, are not reached.
(3) 16 members as of December 31, 2024 and 15 members as of December 31, 2023, excluding executive directors in both cases.

Deferred Annual Variable Remuneration (AVR) from previous financial years
		2024 (1)		2023 (2)
	Deferred AVR	In cash (thousands of Euros)	In shares	In cash (thousands of Euros)	In shares
Senior Management Total (3)	2023	576	98,636	—	—
	2022	526	125,129	493	122,566
	2021	490	119,207	457	116,528
	2020	56	14,340	1,494	289,020
	2019	314	77,447	303	77,447
	2018	—	—	139	36,454
Total		1,963	434,759	2,885	642,015
(1) Deferred remuneration payable after 2024 year-end, including the update of its cash portion. Payment thereof to members of Senior Management who are beneficiaries will take place in 2025 in accordance with the remuneration policies applicable in each financial year and the vesting and payment rules set forth therein applicable to each member of Senior Management, based on when they became such a member:
•2023 Deferred AVR: the first payment of the Deferred STI is due to members of Senior Management.
•2022 Deferred AVR: the second payment is due to members of Senior Management.
•2021 Deferred AVR: the third payment is due to members of Senior Management, after having verified that no reduction had to be made according to the result of the multi-year performance indicators approved in 2021 by the Board of Directors.
•2020 Deferred AVR: given the exceptional circumstances arising from the COVID-19 crisis, all members of Senior Management voluntarily waived the whole of their 2020 AVR. Without prejudice to the foregoing, the second payment of the deferred portion of a success bonus on the sale of BBVA USA is due to one member of Senior Management — an executive of BBVA USA at that time —.
•2019 Deferred AVR: the third and final payment is due to the members of Senior Management that are beneficiaries. In addition, the third and final payment of the deferred portion of a retention plan is payable to one member of Senior Management.
(2) Deferred remuneration which was payable after the 2023 year-end, including the update of its cash portion. Payment thereof to members of Senior Management who were beneficiaries took place in 2024 in accordance with the vesting and payment rules set forth in the remuneration policies applicable in each financial year:
•2022 Deferred AVR: in 2024, the first payment was made to members of Senior Management.
•2021 Deferred AVR: in 2024, the second payment was made to members of Senior Management.

•2020 Deferred AVR: given the exceptional circumstances arising from the COVID-19 crisis, all members of Senior Management voluntarily waived the whole of their 2020 AVR. Without prejudice to the foregoing, in 2024 the deferred portion of a success bonus on the sale of BBVA USA was paid to two members of the Senior Management — who were executives of BBVA USA at that time —. In 2024, one of them received the whole of the deferred portion and the other one received the first payment of the deferred portion, in accordance with the vesting and payment rules set out in the remuneration policies applicable to each of them in that financial year.
•2019 Deferred AVR: in 2024, the second payment was made to the members of Senior Management who were beneficiaries. In addition, the second payment of the deferred portion of a retention plan was paid to a member of Senior Management.
•2018 Deferred AVR: in 2024, the third and final payment was made to the members of Senior Management who were beneficiaries.
(3) 16 members as of December 31, 2024 and 15 members as of December 31, 2023, excluding executive directors in both cases.
Pension commitments with members of Senior Management
In order to meet the pension commitments made to members of Senior Management (16 members as of December 31, 2024, excluding the executive directors), a total combined amount of €4,226 thousand was recognized in financial year 2024 for the contingency of retirement. This amount is equivalent to the annual contribution agreed to cover the contingency of retirement, plus a further amount of €150 thousand pertaining to the upward adjustment of the “discretionary pension benefits” for financial year 2023, which were declared at the end of that financial year and which had to be included to the accumulated fund in 2024. In addition, an aggregate total amount of €1,181 thousand was paid in premiums to cover the contingencies of death and disability.
As of December 31, 2024, the total accumulated fund to meet the retirement commitments with members of Senior Management amounted to €40,549 thousand.
As in the case of executive directors, 15% of the annual contributions agreed to cover the contingency of retirement for members of Senior Management, will be based on variable components and will be considered “discretionary pension benefits”, and will therefore be subject to the conditions regarding delivery in shares, withholding, reduction and recovery established in the applicable regulations, as well as to any other conditions concerning variable remuneration that may be applicable to them in accordance with the remuneration policy applicable to members of Senior Management.
For these purposes, of the annual contribution for the retirement contingency recognized in the 2024 financial year, a total amount of €587 thousand was recognized in 2024 as “discretionary pension benefits”. Following the end of the financial year, and as in the case of the Chair, this amount was adjusted by applying the same criteria used to determine the Short-Term Incentive that is part of the Annual Variable Remuneration of the members of Senior Management for the 2024 financial year. As a result, the “discretionary pension benefits” for the year, corresponding to all members of Senior Management, have been calculated at a total combined amount of €741 thousand, which represents an upward adjustment of €154 thousand. These “discretionary pension benefits” will be included in the accumulated fund in the 2025 financial year, and will be subject to the conditions established for them in the remuneration policy applicable to members of Senior Management, in accordance with the regulations applicable to the Bank on this matter.

Pension systems (thousands of Euros)
	Contributions (1)				Accumulated funds
	Retirement		Death and disability
	2024	2023	2024	2023	2024	2023
Senior Management Total (2)	4,226	3,829	1,181	1,102	40,549	34,069
(1) Contributions recognized to meet pension commitments with all Senior Management in financial years 2024 and 2023, which relate to the sum of the annual retirement pension contributions and the adjustments made to the “discretionary pension benefits” for 2023 and 2022 which were included in the accumulated fund in 2024 and 2023, respectively, and to the insurance premiums paid by the Bank for death and disability contingencies.
(2) 16 members as of December 31, 2024, and 15 members as of December 31, 2023, excluding executive directors in both cases.
Payments for termination of the contractual relationship
Regarding Senior Management, excluding the executive directors, in 2024 the Bank did not make any severance payments arising from the termination of the contractual relationship.
55.Other information
55.1Environmental impact
The Group has no environmental liabilities, expenses, assets, provisions or contingencies that could have a significant effect on its consolidated equity, financial situation and profits. Consequently, as of December 31, 2024, there is no item included in the Consolidated Financial Statements that requires disclosure in an environmental information report pursuant to Ministry JUS/616/2022, of June 30, by which the new model for the presentation of consolidated financial statements in the Commercial Register is approved.

56.Subsequent events
On January 14, 2025, BBVA carried out an issuance of perpetual contingent convertible securities with exclusion of shareholders' pre-emptive subscription rights, for a total nominal amount of USD 1 billion. This issuance is listed on the New York Stock Exchange and was targeted only at qualified investors, not being offered or sold to any retail clients. Likewise, on January 28, 2025, the Bank announced its irrevocable decision to redeem in whole on March 5, 2025, the issuance of contingently convertible preferred securities (which qualified as additional tier 1 instruments) carried out by the Bank on September 5, 2019, for an amount of USD 1 billion on the First Reset Date and once the prior consent from the Regulator was obtained (see Note 22.4). In addition, on February 17, 2025 BBVA, S.A. announced a 12-year Tier 2 subordinated bond of €1 billion to be issued on February 25, with a call option in February 2032.
On January 30, 2025, it was announced that a cash distribution in the amount of €0.41 gross per share to be paid presumably in April 2025 as the final dividend for the year 2024, and the execution of a share buyback program of BBVA for an amount of €993 million were planned to be proposed to the corresponding corporate bodies for consideration as ordinary remuneration to shareholders for 2024, subject to obtaining the corresponding regulatory authorizations and approval by the Board of Directors of the specific terms and conditions of the program, which will be communicated to the market prior to the start of its execution. Finally, on February 14, 2025 BBVA announced by means of an Inside Information filing with the CNMV, that the Board of Directors of BBVA has resolved to propose to the Annual General Shareholders’ Meeting to be held on March 21, 2025 a cash distribution of €0.41 gross per share as a final dividend for 2024 to be paid on April 10, 2025.
From January 1, 2025 to the date of preparation of these Consolidated Financial Statements, no other subsequent events not mentioned above in these financial statements have taken place that could significantly affect the Group’s earnings or its equity position.

Appendices

APPENDIX I. Additional information on subsidiaries and structured entities composing the BBVA Group as of December 31, 2024

			% share of participation (1)			Millions of Euros (2)
						Affiliate entity data
Company	Location	Activity	Direct	Indirect	Total	Net carrying amount	Equity excluding profit (loss) 31.12.2024	Profit (loss) 31.12.2024
ACTIVOS MACORP SL	SPAIN	REAL ESTATE	50.64	49.36	100.00	3	3	—
ADQUIRA MEXICO SA DE CV	MEXICO	SERVICES	—	100.00	100.00	10	6	4
ALCALA 120 PROMOC. Y GEST.IMMOB. S.L.	SPAIN	REAL ESTATE	—	100.00	100.00	19	19	—
ANIDA GRUPO INMOBILIARIO SL	SPAIN	INVESTMENT COMPANY	100.00	—	100.00	941	916	36
ANIDA INMOBILIARIA, S.A. DE C.V.	MEXICO	INVESTMENT COMPANY	—	100.00	100.00	16	15	1
ANIDA OPERACIONES SINGULARES, S.A.	SPAIN	REAL ESTATE	—	100.00	100.00	874	860	14
ANIDA PROYECTOS INMOBILIARIOS, S.A. DE C.V.	MEXICO	REAL ESTATE	—	100.00	100.00	14	13	1
ANIDAPORT INVESTIMENTOS IMOBILIARIOS, UNIPESSOAL, LTDA	PORTUGAL	REAL ESTATE	—	100.00	100.00	22	13	3
ANTHEMIS BBVA VENTURE PARTNERSHIP LLP	UNITED KINGDOM	INVESTMENT COMPANY	—	100.00	100.00	11	12	—
ARRAHONA NEXUS, S.L.	SPAIN	REAL ESTATE	—	100.00	100.00	56	62	—
ARRELS CT FINSOL, S.A.	SPAIN	REAL ESTATE	—	100.00	100.00	59	75	—
ARRELS CT PATRIMONI I PROJECTES, S.A.	SPAIN	REAL ESTATE	—	100.00	100.00	22	22	1
ARRELS CT PROMOU SA	SPAIN	REAL ESTATE	—	100.00	100.00	17	24	6
BANCO BBVA ARGENTINA S.A.	ARGENTINA	BANKING	40.01	26.54	66.55	158	597	1,350
BANCO BBVA PERÚ SA ⁽³⁾	PERU	BANKING	—	47.13	47.13	1,606	2,942	465
BANCO BILBAO VIZCAYA ARGENTARIA URUGUAY SA	URUGUAY	BANKING	100.00	—	100.00	110	254	76
BANCO OCCIDENTAL SA	SPAIN	BANKING	49.43	50.57	100.00	17	19	1
BANCO PROVINCIAL OVERSEAS NV	CURAÇAO	BANKING	—	100.00	100.00	53	46	7
BANCO PROVINCIAL SA - BANCO UNIVERSAL	VENEZUELA	BANKING	1.46	53.75	55.21	46	267	(6)
BBV AMERICA SL	SPAIN	INVESTMENT COMPANY	99.80	0.20	100.00	—	659	93
BBVA (SUIZA) SA	SWITZERLAND	BANKING	100.00	—	100.00	115	153	9
BBVA AGENCIA DE SEGUROS COLOMBIA LTDA	COLOMBIA	INSURANCES SERVICES	—	100.00	100.00	—	—	—
BBVA ASSET MANAGEMENT ARGENTINA SAU SOCIEDAD GERENTE DE FONDOS COMUNES DE INVERSIÓN	ARGENTINA	INVESTMENT FUND MANAGEMENT	—	100.00	100.00	29	—	28
BBVA ASSET MANAGEMENT MEXICO SA DE CV, SOC.OPERADORA DE FONDOS DE INVERSION, GRUPO FRO. BBVA MEXICO	MEXICO	INVESTMENT FUND MANAGEMENT	—	100.00	100.00	38	10	29
BBVA ASSET MANAGEMENT SA SAF	PERU	INVESTMENT FUND MANAGEMENT	—	100.00	100.00	8	6	2
BBVA ASSET MANAGEMENT SA SGIIC	SPAIN	INVESTMENT FUND MANAGEMENT	100.00	—	100.00	36	(84)	156
BBVA ASSET MANAGEMENT SA SOCIEDAD FIDUCIARIA (BBVA FIDUCIARIA)	COLOMBIA	INVESTMENT FUND MANAGEMENT	—	100.00	100.00	29	18	11
BBVA BOLSA SOCIEDAD AGENTE DE BOLSA S.A.	PERU	SECURITIES DEALER	—	100.00	100.00	6	4	3
BBVA BRASIL BANCO DE INVESTIMENTO SA	BRAZIL	BANKING	100.00	—	100.00	14	19	(8)
BBVA BROKER ARGENTINA SA	ARGENTINA	INSURANCES SERVICES	—	99.96	99.96	—	3	11
BBVA BROKER CORREDURIA DE SEGUROS Y REASEGUROS SA	SPAIN	FINANCIAL SERVICES	99.94	0.06	100.00	—	4	7
BBVA COLOMBIA SA	COLOMBIA	BANKING	78.12	18.22	96.34	740	1,592	(84)
BBVA CONSUMER FINANCE ENTIDAD DE DESARROLLO A LA PEQUEÑA Y MICRO EMPRESA EDPYME SA (BBVA CONSUMER FINANCE - EDPYME)	PERU	IN LIQUIDATION	—	100.00	100.00	5	4	—
BBVA DISTRIBUIDORA DE SEGUROS S.R.L.	URUGUAY	FINANCIAL SERVICES	—	100.00	100.00	7	2	4
BBVA FUNDOS S.GESTORA FUNDOS PENSOES SA	PORTUGAL	PENSION FUND MANAGEMENT	100.00	—	100.00	11	9	2
BBVA GLOBAL FINANCE LTD	CAYMAN ISLANDS	OTHER ISSUANCE COMPANIES	100.00	—	100.00	—	6	—
BBVA GLOBAL MARKETS BV	NETHERLANDS	OTHER ISSUANCE COMPANIES	100.00	—	100.00	—	—	—
(1) In accordance with Article 3 of Royal Decree 1159/2010, of September 17, in order to determine the state, the voting power relating to subsidiaries was added to the voting power directly held by the parent. Therefore, the number of votes corresponding to the parent company (including indirect control subsidiaries), corresponds to each subsidiary holding a direct ownership interest.
(2) Amount without considering the interim dividends of the year, according to the provisional financial statements of each company, generally as of December 31, 2024. In the carrying amount (net of provision and hedge in foreign operations), the Group´s ownership percentage has been applied, without considering the impairment of goodwill. Information on individual companies and foreign companies at exchange rate as of December 31, 2024. The data of the companies in Turkey and Argentina are prior to the application of hyperinflation accounting.
(3) Full consolidation method is used according to accounting rules (see Glossary).

Additional information on subsidiaries and structured entities composing the BBVA Group as of December 31, 2024 (continued)

			% share of participation (1)			Millions of Euros (2)
						Affiliate entity data
Company	Location	Activity	Direct	Indirect	Total	Net carrying amount	Equity excluding profit (loss) 31.12.2024	Profit (loss) 31.12.2024
BBVA GLOBAL SECURITIES, B.V.	NETHERLANDS	OTHER ISSUANCE COMPANIES	100.00	—	100.00	—	—	—
BBVA GLOBAL WEALTH ADVISORS INC	UNITED STATES	FINANCIAL SERVICES	100.00	—	100.00	7	16	(10)
BBVA HOLDING CHILE SA	CHILE	INVESTMENT COMPANY	61.22	38.78	100.00	158	290	18
BBVA INSTITUIÇAO FINANCEIRA DE CREDITO SA	PORTUGAL	FINANCIAL SERVICES	49.90	50.10	100.00	39	63	2
BBVA LEASING MEXICO SA DE CV	MEXICO	FINANCIAL SERVICES	—	100.00	100.00	51	257	31
BBVA MEDIACION OPERADOR DE BANCA-SEGUROS VINCULADO, S.A.	SPAIN	FINANCIAL SERVICES	99.99	0.01	100.00	11	(17)	33
BBVA MEXICO SA INSTITUCION DE BANCA MULTIPLE GRUPO FINANCIERO BBVA MEXICO	MEXICO	BANKING	—	100.00	100.00	16,766	12,067	4,699
BBVA OPERADORA MEXICO SA DE CV	MEXICO	SERVICES	100.00	—	100.00	72	68	7
BBVA PENSIONES MEXICO, S.A. DE C.V., GRUPO FINANCIERO BBVA MEXICO	MEXICO	INSURANCES SERVICES	—	100.00	100.00	348	273	74
BBVA PENSIONES SA ENTIDAD GESTORA DE FONDOS DE PENSIONES	SPAIN	PENSION FUND MANAGEMENT	100.00	—	100.00	13	14	12
BBVA PERU HOLDING SAC	PERU	INVESTMENT COMPANY	100.00	—	100.00	149	1,404	219
BBVA PREVISION AFP SA ADM.DE FONDOS DE PENSIONES	BOLIVIA	PENSION FUND MANAGEMENT	75.00	5.00	80.00	2	5	(1)
BBVA PROCESSING SERVICES INC.	UNITED STATES	FINANCIAL SERVICES	100.00	—	100.00	1	2	—
BBVA RE INHOUSE COMPAÑIA DE REASEGUROS, S.E.	SPAIN	INSURANCES SERVICES	100.00	—	100.00	63	60	5
BBVA SECURITIES INC	UNITED STATES	FINANCIAL SERVICES	100.00	—	100.00	233	243	15
BBVA SEGUROS ARGENTINA SA	ARGENTINA	INSURANCES SERVICES	87.78	12.22	100.00	11	30	25
BBVA SEGUROS CA	VENEZUELA	INSURANCES SERVICES	—	100.00	100.00	10	9	—
BBVA SEGUROS COLOMBIA SA	COLOMBIA	INSURANCES SERVICES	94.00	6.00	100.00	10	29	10
BBVA SEGUROS DE VIDA COLOMBIA SA	COLOMBIA	INSURANCES SERVICES	94.00	6.00	100.00	14	131	50
BBVA SEGUROS MÉXICO SA DE CV GRUPO FINANCIERO BBVA MEXICO	MEXICO	INSURANCES SERVICES	—	100.00	100.00	674	110	564
BBVA SEGUROS SA DE SEGUROS Y REASEGUROS	SPAIN	INSURANCES SERVICES	99.96	—	99.96	713	377	251
BBVA SEGUROS SALUD MEXICO SA DE CV GRUPO FRO. BBVA MEXICO.	MEXICO	INSURANCES SERVICES	—	100.00	100.00	28	22	6
BBVA SERVICIOS ADMINISTRATIVOS MEXICO, S.A. DE C.V.	MEXICO	SERVICES	—	100.00	100.00	25	23	2
BBVA SERVICIOS, S.A.	SPAIN	COMMERCIAL	—	100.00	100.00	—	—	—
BBVA SOCIEDAD TITULIZADORA S.A.	PERU	OTHER ISSUANCE COMPANIES	—	100.00	100.00	1	1	—
BBVA TECHNOLOGY AMERICA SA	MEXICO	SERVICES	100.00	—	100.00	219	249	17
BBVA TECHNOLOGY SLU	SPAIN	SERVICES	100.00	—	100.00	44	46	7
BBVA TRADE, S.A.	SPAIN	INVESTMENT COMPANY	—	100.00	100.00	9	9	1
BBVA VALORES COLOMBIA SA COMISIONISTA DE BOLSA	COLOMBIA	SECURITIES DEALER	—	100.00	100.00	14	11	4
BILBAO VIZCAYA INVESTMENTS SA UNIPERSONAL	SPAIN	INVESTMENT COMPANY	100.00	—	100.00	482	510	41
CARTERA E INVERSIONES SA	SPAIN	INVESTMENT COMPANY	100.00	—	100.00	92	137	1
CASA DE BOLSA BBVA MEXICO SA DE CV	MEXICO	SECURITIES DEALER	—	100.00	100.00	85	41	44
CATALUNYACAIXA IMMOBILIARIA SA	SPAIN	REAL ESTATE	100.00	—	100.00	159	145	13
CATALUNYACAIXA SERVEIS SA	SPAIN	SERVICES	100.00	—	100.00	2	2	—
CIDESSA DOS, S.L.	SPAIN	INVESTMENT COMPANY	—	100.00	100.00	2	2	—
CIERVANA SL	SPAIN	INVESTMENT COMPANY	100.00	—	100.00	53	83	2
COMERCIALIZADORA CORPORATIVA SAC	PERU	FINANCIAL SERVICES	—	50.00	50.00	—	—	—
(1) In accordance with Article 3 of Royal Decree 1159/2010, of September 17, in order to determine the state, the voting power relating to subsidiaries was added to the voting power directly held by the parent. Therefore, the number of votes corresponding to the parent company (including indirect control subsidiaries), corresponds to each subsidiary holding a direct ownership interest.
(2) Amount without considering the interim dividends of the year, according to the provisional financial statements of each company, generally as of December 31, 2024. In the carrying amount (net of provision and hedge in foreign operations), the Group´s ownership percentage has been applied, without considering the impairment of goodwill. Information on individual companies and foreign companies at exchange rate as of December 31, 2024. The data of the companies in Turkey and Argentina are prior to the application of hyperinflation accounting.

Additional information on subsidiaries and structured entities composing the BBVA Group as of December 31, 2024 (continued)

			% share of participation (1)			Millions of Euros (2)
						Affiliate entity data
Company	Location	Activity	Direct	Indirect	Total	Net carrying amount	Equity excluding profit (loss) 31.12.2024	Profit (loss) 31.12.2024
COMERCIALIZADORA DE SERVICIOS FINANCIEROS, S.A.	COLOMBIA	SERVICES	—	100.00	100.00	5	5	—
COMPAÑIA CHILENA DE INVERSIONES SL	SPAIN	INVESTMENT COMPANY	99.97	0.03	100.00	221	268	8
CONSOLIDAR A.F.J.P SA	ARGENTINA	IN LIQUIDATION	46.11	53.89	100.00	1	—	—
CONTENTS AREA, S.L.	SPAIN	SERVICES	—	100.00	100.00	5	5	—
CONTINENTAL DPR FINANCE COMPANY BV	NETHERLANDS	FINANCIAL SERVICES	—	100.00	100.00	—	—	—
CORPORACION GENERAL FINANCIERA SAU	SPAIN	INVESTMENT COMPANY	100.00	—	100.00	510	939	67
CREA MADRID NUEVO NORTE SA	SPAIN	REAL ESTATE	—	75.54	75.54	349	466	(5)
DEUTSCHE BANK MEXICO SA FIDEICOMISO F/1859	MEXICO	FINANCIAL SERVICES	—	100.00	100.00	—	—	—
DEUTSCHE BANK MEXICO SA FIDEICOMISO F/1860	MEXICO	FINANCIAL SERVICES	—	100.00	100.00	—	—	—
DIGITAL INVESTMENTS SL	SPAIN	HOLDING THAT MANAGES MOSTLY FINANCIAL SUBSIDIARIES	99.98	0.03	100.01	92	42	—
ECASA, S.A.	CHILE	FINANCIAL SERVICES	—	100.00	100.00	27	26	1
EMPRENDIMIENTOS DE VALOR S.A.	URUGUAY	FINANCIAL SERVICES	—	100.00	100.00	3	3	(1)
EUROPEA DE TITULIZACION SA SGFT	SPAIN	FINANCIAL SERVICES	88.24	—	88.24	2	20	3
F/11395 FIDEICOMISO IRREVOCABLE DE ADMINISTRACION CON DERECHO DE REVERSION ⁽³⁾	MEXICO	REAL ESTATE	—	42.40	42.40	—	1	—
F/253863 EL DESEO RESIDENCIAL	MEXICO	REAL ESTATE	—	65.00	65.00	—	1	—
FIDEICOMISO 28991-8 TRADING EN LOS MCADOS FINANCIEROS	MEXICO	FINANCIAL SERVICES	—	100.00	100.00	4	3	—
FIDEICOMISO F/29764-8 SOCIO LIQUIDADOR DE OPERACIONES FINANCIERAS DERIVADAS	MEXICO	FINANCIAL SERVICES	—	100.00	100.00	99	87	12
FIDEICOMISO F/403112-6 DE ADMINISTRACION DOS LAGOS	MEXICO	REAL ESTATE	—	100.00	100.00	—	—	—
FIDEICOMISO HARES BBVA BANCOMER F/ 47997-2	MEXICO	REAL ESTATE	—	100.00	100.00	1	—	1
FIDEICOMISO INMUEBLES CONJUNTO RESIDENCIAL HORIZONTES DE VILLA CAMPESTRE	COLOMBIA	REAL ESTATE	—	100.00	100.00	—	1	—
FIDEICOMISO LOTE 6.1 ZARAGOZA	COLOMBIA	REAL ESTATE	—	59.99	59.99	—	2	—
FIDEICOMISO SCOTIABANK INVERLAT S A F100322908	MEXICO	REAL ESTATE	—	100.00	100.00	—	—	—
FOMENTO Y DESARROLLO DE CONJUNTOS RESIDENCIALES S.L. EN LIQUIDACION	SPAIN	IN LIQUIDATION	—	60.00	60.00	—	—	—
FORUM COMERCIALIZADORA DEL PERU SA	PERU	SERVICES	—	100.00	100.00	1	1	—
FORUM DISTRIBUIDORA DEL PERU SA	PERU	FINANCIAL SERVICES	—	100.00	100.00	8	9	(1)
FORUM DISTRIBUIDORA, S.A.	CHILE	FINANCIAL SERVICES	—	100.00	100.00	56	47	7
FORUM SERVICIOS FINANCIEROS, S.A.	CHILE	FINANCIAL SERVICES	—	100.00	100.00	228	218	11
G NETHERLANDS BV	NETHERLANDS	INVESTMENT COMPANY	—	100.00	100.00	393	323	—
GARANTI BANK SA	ROMANIA	BANKING	—	100.00	100.00	252	400	27
GARANTI BBVA AS	TURKEY	BANKING	85.97	—	85.97	7,534	6,743	2,468
GARANTI BBVA DIJITAL VARLIKLAR ANONIM SIRKETI	TURKEY	FINANCIAL SERVICES	—	100.00	100.00	36	33	(3)
GARANTI BBVA EMEKLILIK AS	TURKEY	INSURANCES SERVICES	—	84.91	84.91	147	69	114
GARANTI BBVA FACTORING AS	TURKEY	FINANCIAL SERVICES	—	81.84	81.84	71	47	39
GARANTI BBVA FILO AS	TURKEY	SERVICES	—	100.00	100.00	205	147	56
GARANTI BBVA FINANSAL TEKNOLOJILER AS	TURKEY	FINANCIAL SERVICES	—	100.00	100.00	30	35	1
GARANTI BBVA LEASING AS	TURKEY	FINANCIAL SERVICES	—	100.00	100.00	319	213	106
GARANTI BBVA PORTFOY YONETIMI AS	TURKEY	INVESTMENT FUND MANAGEMENT	—	100.00	100.00	43	15	29
(1) In accordance with Article 3 of Royal Decree 1159/2010, of September 17, in order to determine the state, the voting power relating to subsidiaries was added to the voting power directly held by the parent. Therefore, the number of votes corresponding to the parent company (including indirect control subsidiaries), corresponds to each subsidiary holding a direct ownership interest.
(2) Amount without considering the interim dividends of the year, according to the provisional financial statements of each company, generally as of December 31, 2024. In the carrying amount (net of provision and hedge in foreign operations), the Group´s ownership percentage has been applied, without considering the impairment of goodwill. Information on individual companies and foreign companies at exchange rate as of December 31, 2024. The data of the companies in Turkey and Argentina are prior to the application of hyperinflation accounting.
(3) Full consolidation method is used according to accounting rules (see Glossary).

Additional information on subsidiaries and structured entities composing the BBVA Group as of December 31, 2024 (continued)

			% share of participation (1)			Millions of Euros (2)
						Affiliate entity data
Company	Location	Activity	Direct	Indirect	Total	Net carrying amount	Equity excluding profit (loss) 31.12.2024	Profit (loss) 31.12.2024
GARANTI BBVA YATIRIM AS	TURKEY	FINANCIAL SERVICES	—	100.00	100.00	270	148	122
GARANTI DIVERSIFIED PAYMENT RIGHTS FINANCE COMPANY	CAYMAN ISLANDS	OTHER ISSUANCE COMPANIES	—	100.00	100.00	—	(11)	(1)
GARANTI FILO SIGORTA ARACILIK HIZMETLERI A.S.	TURKEY	FINANCIAL SERVICES	—	100.00	100.00	—	1	1
GARANTI HOLDING BV	NETHERLANDS	INVESTMENT COMPANY	—	100.00	100.00	643	393	—
GARANTI KONUT FINANSMANI DANISMANLIK HIZMETLERI AS (GARANTI MORTGAGE)	TURKEY	SERVICES	—	100.00	100.00	—	—	—
GARANTI KULTUR AS	TURKEY	SERVICES	—	100.00	100.00	—	—	—
GARANTI ODEME SISTEMLERI AS (GOSAS)	TURKEY	FINANCIAL SERVICES	—	100.00	100.00	19	10	11
GARANTI ODEME VE ELEKTRONIK PARA HIZMETLERI ANONIM SIRKETI	TURKEY	PAYMENT ENTITIES	—	100.00	100.00	13	17	(5)
GARANTI YATIRIM ORTAKLIGI AS ⁽³⁾ ⁽⁴⁾	TURKEY	INVESTMENT COMPANY	—	3.61	3.61	—	2	—
GARANTIBANK BBVA INTERNATIONAL N.V.	NETHERLANDS	BANKING	—	100.00	100.00	931	751	101
GESCAT GESTIO DE SOL SL	SPAIN	REAL ESTATE	100.00	—	100.00	7	8	(1)
GESCAT LLEVANT, S.L.	SPAIN	REAL ESTATE	—	100.00	100.00	1	1	—
GESCAT LLOGUERS SL	SPAIN	REAL ESTATE	100.00	—	100.00	—	—	—
GESCAT VIVENDES EN COMERCIALITZACIO SL	SPAIN	REAL ESTATE	100.00	—	100.00	32	29	3
GESTION DE PREVISION Y PENSIONES SA	SPAIN	PENSION FUND MANAGEMENT	60.00	—	60.00	9	16	6
GESTION Y ADMINISTRACION DE RECIBOS, S.A. - GARSA	SPAIN	SERVICES	—	100.00	100.00	1	2	—
GRAN JORGE JUAN SA	SPAIN	REAL ESTATE	100.00	—	100.00	424	461	16
GRUPO FINANCIERO BBVA MEXICO SA DE CV	MEXICO	FINANCIAL SERVICES	99.98	—	99.98	9,395	14,614	5,419
HANS FACTORY SL	SPAIN	FINANCIAL SERVICES	—	100.00	100.00	5	5	(2)
INMUEBLES Y RECUPERACIONES BBVA SA	PERU	REAL ESTATE	—	100.00	100.00	39	39	—
INVERAHORRO SL	SPAIN	INVESTMENT COMPANY	100.00	—	100.00	335	339	(4)
INVERSIONES ALDAMA, C.A.	VENEZUELA	IN LIQUIDATION	—	100.00	100.00	—	—	—
INVERSIONES BANPRO INTERNATIONAL INC NV ⁽³⁾	CURAÇAO	INVESTMENT COMPANY	48.00	—	48.00	16	48	7
INVERSIONES BAPROBA CA	VENEZUELA	FINANCIAL SERVICES	100.00	—	100.00	—	—	—
INVERSIONES P.H.R.4, C.A.	VENEZUELA	INACTIVE	—	60.46	60.46	—	—	—
MADIVA SOLUCIONES, S.L.	SPAIN	SERVICES	—	100.00	100.00	4	3	1
MOTORACTIVE IFN SA	ROMANIA	FINANCIAL SERVICES	—	100.00	100.00	34	39	4
MOTORACTIVE MULTISERVICES SRL	ROMANIA	SERVICES	—	100.00	100.00	—	4	—
MOVISTAR CONSUMER FINANCE COLOMBIA SAS	COLOMBIA	IN LIQUIDATION	—	50.00	50.00	—	16	(10)
MULTIASISTENCIA, S.A. DE C.V.	MEXICO	INSURANCES SERVICES	—	100.00	100.00	69	40	29
OPENPAY ARGENTINA SA	ARGENTINA	PAYMENT ENTITIES	—	100.00	100.00	7	5	(2)
OPENPAY COLOMBIA SAS	COLOMBIA	PAYMENT ENTITIES	—	100.00	100.00	2	3	(2)
OPENPAY PERÚ SA	PERU	PAYMENT ENTITIES	—	100.00	100.00	17	7	(6)
OPENPAY SA DE CV	MEXICO	PAYMENT ENTITIES	—	100.00	100.00	41	35	(16)
OPENPAY SERVICIOS S.A. DE C.V.	MEXICO	SERVICES	—	100.00	100.00	—	—	—
OPERADORA DOS LAGOS S.A. DE C.V.	MEXICO	SERVICES	—	100.00	100.00	—	—	—
OPPLUS OPERACIONES Y SERVICIOS SA	SPAIN	SERVICES	100.00	—	100.00	1	42	8
(1) In accordance with Article 3 of Royal Decree 1159/2010, of September 17, in order to determine the state, the voting power relating to subsidiaries was added to the voting power directly held by the parent. Therefore, the number of votes corresponding to the parent company (including indirect control subsidiaries), corresponds to each subsidiary holding a direct ownership interest.
(2) Amount without considering the interim dividends of the year, according to the provisional financial statements of each company, generally as of December 31, 2024. In the carrying amount (net of provision and hedge in foreign operations), the Group´s ownership percentage has been applied, without considering the impairment of goodwill. Information on individual companies and foreign companies at exchange rate as of December 31, 2024. The data of the companies in Turkey and Argentina are prior to the application of hyperinflation accounting.
(3) Full consolidation method is used according to accounting rules (see Glossary).
(4) The percentage of voting rights owned by the Group entities in this company is 99.97%.

Additional information on subsidiaries and structured entities composing the BBVA Group as of December 31, 2024 (continued)

			% share of participation (1)			Millions of Euros (2)
						Affiliate entity data
Company	Location	Activity	Direct	Indirect	Total	Net carrying amount	Equity excluding profit (loss) 31.12.2024	Profit (loss) 31.12.2024
PECRI INVERSION SL	SPAIN	INVESTMENT COMPANY	100.00	—	100.00	68	69	(1)
PROMOTORA DEL VALLES, S.L.	SPAIN	REAL ESTATE	—	100.00	100.00	15	20	1
PRONORTE UNO PROCAM, S.A.	SPAIN	REAL ESTATE	—	100.00	100.00	1	1	—
PROPEL EXPLORER FUND I LP	UNITED STATES	INVESTMENT COMPANY	—	99.50	99.50	39	41	(2)
PROPEL EXPLORER FUND II LP	UNITED STATES	INVESTMENT COMPANY	—	99.50	99.50	8	9	(1)
PROPEL VENTURE PARTNERS BRAZIL US LP	UNITED STATES	INVESTMENT COMPANY	—	99.80	99.80	13	22	(7)
PROPEL VENTURE PARTNERS GLOBAL US, LP	UNITED STATES	INVESTMENT COMPANY	—	99.50	99.50	154	211	2
PROPEL VENTURE PARTNERS US FUND I, L.P.	UNITED STATES	VENTURE CAPITAL	—	99.50	99.50	160	233	(9)
PROPEL XYZ I LP	UNITED STATES	INVESTMENT COMPANY	—	99.40	99.40	21	18	3
PRO-SALUD, C.A.	VENEZUELA	INACTIVE	—	58.86	58.86	—	—	—
PROVINCIAL DE VALORES CASA DE BOLSA CA	VENEZUELA	SECURITIES DEALER	—	90.00	90.00	1	1	—
PROVINCIAL SDAD.ADMIN.DE ENTIDADES DE INV.COLECTIVA CA	VENEZUELA	INVESTMENT FUND MANAGEMENT	—	100.00	100.00	1	1	—
PROVIVIENDA ENTIDAD RECAUDADORA Y ADMIN.DE APORTES, S.A.	BOLIVIA	PENSION FUND MANAGEMENT	—	100.00	100.00	—	1	—
PSA FINANCE ARGENTINA COMPAÑIA FINANCIERA SA	ARGENTINA	BANKING	—	50.00	50.00	13	11	15
RALFI IFN SA	ROMANIA	FINANCIAL SERVICES	—	100.00	100.00	36	10	(4)
RPV COMPANY	CAYMAN ISLANDS	OTHER ISSUANCE COMPANIES	—	100.00	100.00	—	—	—
SATICEM GESTIO SL	SPAIN	REAL ESTATE	100.00	—	100.00	2	2	—
SATICEM HOLDING SL	SPAIN	REAL ESTATE	100.00	—	100.00	5	5	—
SOCIEDAD DE ESTUDIOS Y ANALISIS FINANCIERO SA	SPAIN	SERVICES	100.00	—	100.00	19	19	—
SOCIEDAD PERUANA DE FINANCIAMIENTO SAC	PERU	FINANCIAL SERVICES	—	50.00	50.00	3	6	(2)
SPORT CLUB 18 SA	SPAIN	INVESTMENT COMPANY	100.00	—	100.00	20	11	9
TREE INVERSIONES INMOBILIARIAS SA	SPAIN	REAL ESTATE	100.00	—	100.00	1,230	195	85
TRIFOI REAL ESTATE SRL	ROMANIA	REAL ESTATE	—	100.00	100.00	1	1	—
UNNIM SOCIEDAD PARA LA GESTION DE ACTIVOS INMOBILIARIOS SA	SPAIN	REAL ESTATE	100.00	—	100.00	516	367	110
URBANIZADORA SANT LLORENC SA	SPAIN	INACTIVE	60.60	—	60.60	—	—	—
VOLKSWAGEN FINANCIAL SERVICES COMPAÑIA FINANCIERA SA	ARGENTINA	BANKING	—	51.00	51.00	27	21	32
(1) In accordance with Article 3 of Royal Decree 1159/2010, of September 17, in order to determine the state, the voting power relating to subsidiaries was added to the voting power directly held by the parent. Therefore, the number of votes corresponding to the parent company (including indirect control subsidiaries), corresponds to each subsidiary holding a direct ownership interest.
(2) Amount without considering the interim dividends of the year, according to the provisional financial statements of each company, generally as of December 31, 2024. In the carrying amount (net of provision and hedge in foreign operations), the Group´s ownership percentage has been applied, without considering the impairment of goodwill. Information on individual companies and foreign companies at exchange rate as of December 31, 2024. The data of the companies in Turkey and Argentina are prior to the application of hyperinflation accounting.
This Appendix is part of Note 3 of the consolidated financial statements for the year ended December 31, 2024.

APPENDIX II. Additional information on investments joint ventures and associates in the BBVA Group as of December 31, 2024
Most significant companies are included, which together represent 99.65% of the total investment in this group.

			% share of participation			Millions of Euros (1)
						Affiliate entity data
Company	Location	Activity	Direct	Indirect	Total	Consolidated Net carrying amount	Assets 31.12.2024	Liabilities 31.12.2024	Equity excluding profit (loss) 31.12.2024	Profit (loss) 31.12.2024
ASSOCIATES
ADQUIRA ESPAÑA, S.A.	SPAIN	SERVICES	—	44.44	44.44	5	19	9	10	1
ATOM HOLDCO LIMITED	UNITED KINGDOM	INVESTMENT COMPANY	49.45	—	49.45	222	9,209	8,709	491	9
BBVA ALLIANZ SEGUROS Y REASEGUROS, S.A.	SPAIN	INSURANCES SERVICES	—	50.00	50.00	265	1,053	488	543	23
COMPAÑIA PERUANA DE MEDIOS DE PAGO SAC (VISANET PERU)	PERU	PAYMENT ENTITIES	—	20.20	20.20	2	290	281	5	4
CORPORACION SUICHE 7B CA	VENEZUELA	FINANCIAL SERVICES	—	19.80	19.80	2	16	4	6	6
FIDEICOMISO F/00185 FIMPE - FIDEICOMISO F/00185 PARA EXTENDER A LA SOCIEDAD LOS BENEFICIOS DEL ACCESO A LA INFRAESTRUCTURA DE LOS MEDIOS DE PAGO ELECTRONICOS	MEXICO	FINANCIAL SERVICES	—	28.50	28.50	1	5	—	3	2
METROVACESA SA	SPAIN	REAL ESTATE	20.85	—	20.85	300	2,456	884	1,581	(8)
PROMOCIONS TERRES CAVADES, S.A.	SPAIN	REAL ESTATE	—	39.11	39.11	1	3	—	3	—
REDSYS SERVICIOS DE PROCESAMIENTO SL	SPAIN	FINANCIAL SERVICES	24.90	—	24.90	20	157	78	74	5
ROMBO COMPAÑIA FINANCIERA SA	ARGENTINA	BANKING	—	40.00	40.00	10	88	64	7	17
SBD CREIXENT, S.A.	SPAIN	REAL ESTATE	—	23.05	23.05	1	6	—	6	—
SEGURIDAD Y PROTECCION BANCARIAS SA DE CV	MEXICO	SERVICES	—	26.14	26.14	1	4	—	4	1
SERVICIOS ELECTRONICOS GLOBALES SA DE CV	MEXICO	SERVICES	—	46.14	46.14	43	93	—	68	25
SERVIRED SOCIEDAD ESPAÑOLA DE MEDIOS DE PAGO SA	SPAIN	FINANCIAL SERVICES	28.72	—	28.72	8	73	45	25	3
SISTEMAS DE TARJETAS Y MEDIOS DE PAGO SA	SPAIN	PAYMENT ENTITIES	20.61	—	20.61	2	482	474	6	2
TELEFONICA FACTORING ESPAÑA SA ⁽²⁾	SPAIN	FINANCIAL SERVICES	30.00	—	30.00	3	80	63	7	10
TF PERU SAC	PERU	FINANCIAL SERVICES	—	24.30	24.30	1	7	1	4	2
VERIDAS DIGITAL AUTHENTICATION SOLUTIONS S.L.	SPAIN	SERVICES	—	29.38	29.38	5	28	12	11	4
JOINT VENTURES
ALTURA MARKETS SOCIEDAD DE VALORES SA	SPAIN	SECURITIES DEALER	50.00	—	50.00	38	1,749	1,673	62	14
COMPAÑIA MEXICANA DE PROCESAMIENTO SA DE CV	MEXICO	SERVICES	—	50.00	50.00	6	11	—	13	(2)
CORPORACION IBV PARTICIPACIONES EMPRESARIALES, S.A. ⁽³⁾	SPAIN	INVESTMENT COMPANY	—	50.00	50.00	29	62	4	58	—
F/ 5356 FIDEICOMISO IRREVOCABLE DE ADM. INMOBILIARIA CON DERECHO DE REVERSIÓN- FIDEICOMISO SELVA	MEXICO	REAL ESTATE	—	42.40	42.40	7	17	—	17	—
FIDEICOMISO 1729 INVEX ENAJENACION DE CARTERA ⁽³⁾	MEXICO	REAL ESTATE	—	44.09	44.09	9	179	—	179	—
INVERSIONES PLATCO CA	VENEZUELA	FINANCIAL SERVICES	—	50.00	50.00	6	13	1	13	(1)
RCI COLOMBIA SA COMPAÑIA DE FINANCIAMIENTO	COLOMBIA	FINANCIAL SERVICES	—	49.00	49.00	37	780	704	76	—
(1) In foreign companies the exchange rate of December 31, 2024 is applied.
(2) Financial Statements as of December 31, 2023.
(3) Classified as Non-current asset held for sale.
This Appendix is part of Notes 3 and 16.1 of the consolidated financial statements for the year ended December 31, 2024.

APPENDIX III. Changes and notifications of participations in the BBVA Group in 2024
Acquisitions or increases of interest ownership in consolidated subsidiaries

Company (1)	Type of transaction	Total voting rights controlled after the disposal	Effective date for the last transaction (or notification Date)
BANCO BBVA PERÚ SA	ACQUISITION	47.13	17-Sep-24
BBVA COLOMBIA SA	CAPITAL INCREASE	96.35	12-Sep-24
(1) Variations of less than 0.1% have not been considered due to immateriality.
Disposals or reduction of interest ownership in consolidated subsidiaries

Company (1)	Type of transaction	Total voting rights controlled after the disposal	Effective date for the last transaction (or notification Date)
OPCION VOLCAN, S.A.	MERGER	—	19-Nov-24
CONTRATACION DE PERSONAL, S.A. DE C.V.	MERGER	—	19-Nov-24
MULTIASISTENCIA SERVICIOS S.A. DE C.V.	MERGER	—	25-Jan-24
MULTIASISTENCIA OPERADORA S.A. DE C.V.	MERGER	—	25-Jan-24
MISAPRE, S.A. DE C.V.	LIQUIDATION	—	10-Dec-24
SERVICIOS CORPORATIVOS DE SEGUROS, S.A. DE C.V.	MERGER	—	19-Nov-24
FINANCIERA AYUDAMOS S.A. DE C.V., SOFOMER	LIQUIDATION	—	27-Jun-24
DATA ARCHITECTURE AND TECHNOLOGY MEXICO SA DE CV	MERGER	—	15-Oct-24
DATA ARQUITECTURE AND TECHNOLOGY OPERADORA SA DE CV	MERGER	—	15-Oct-24
BBVA SERVICIOS CORPORATIVOS MEXICO, S.A. DE C.V.	MERGER	—	19-Nov-24
SERVICIOS EXTERNOS DE APOYO EMPRESARIAL, S.A DE C.V.	MERGER	—	19-Nov-24
BBVA NEXT TECHNOLOGIES, S.A. DE C.V.	MERGER	—	15-Oct-24
BBVA NEXT TECHNOLOGIES OPERADORA, S.A. DE C.V.	MERGER	—	15-Oct-24
MOMENTUM SOCIAL INVESTMENT HOLDING, S.L.	LIQUIDATION	—	31-Oct-24
APLICA NEXTGEN SERVICIOS S.A. DE C.V	MERGER	—	15-Oct-24
APLICA NEXTGEN OPERADORA S.A. DE C.V.	MERGER	—	15-Oct-24
ARRAHONA IMMO, S.L.	LIQUIDATION	—	11-Jul-24
CATALONIA PROMODIS 4, S.A.	LIQUIDATION	—	29-Nov-24
PROMOU CT OPENSEGRE, S.L.	LIQUIDATION	—	30-Nov-24
PORTICO PROCAM, S.L.(EN LIQUIDACIÓN)	LIQUIDATION	—	16-May-24
CAIXA MANRESA IMMOBILIARIA ON CASA SL	LIQUIDATION	—	30-Nov-24
SATICEM IMMOBLES EN ARRENDAMENT SL ( EN LIQUIDACIÓN)	LIQUIDATION	—	16-May-24
(1) Variations of less than 0.1% have not been considered due to immateriality.

Changes and notifications of participations in the BBVA Group in 2024 (continued)
Business combinations and other acquisitions or increases of interest ownership in associates and joint-ventures accounted for under the equity method

Company (1)	Type of transaction	Total voting rights controlled after the disposal	Effective date for the last transaction (or notification Date)
PLAY DIGITAL SA	CAPITAL INCREASE	12.16	31-Dec-24
(1) Variations of less than 0.1% have not been considered due to immateriality.

Disposal or reduction of interest ownership in associates and joint-ventures companies accounted for under the equity method

Company (1)	Type of transaction	Total voting rights controlled after the disposal	Effective date for the last transaction (or notification Date)
COMPAÑIA ESPAÑOLA DE FINANCIACION DEL DESARROLLO SA	SHAREHOLDERS AGREEMENT	16.67	01-May-24
AUREA, S.A. (CUBA)	LIQUIDATION	—	01-Mar-24
TELEFONICA FACTORING MEXICO SA DE CV	LIQUIDATION	—	04-Sep-24
NUEVO MARKETPLACE, S.L. ( EN LIQUIDACIÓN)	LIQUIDATION	—	01-Feb-24
VERIDAS DIGITAL AUTHENTICATION SOLUTIONS S.L.	DILUTION PARTIC.	29.38	12-Jan-24
SOLARIS SE	DILUTION PARTIC.	14.70	31-Mar-24
EURO LENDERT, S.L. (EN LIQUIDACIÓN)	LIQUIDATION	—	02-May-24
(1) Variations of less than 0.1% have not been considered due to immateriality.
This Appendix is part of Notes 3 and 16.1 of the consolidated financial statements for the year ended December 31, 2024.

APPENDIX IV. Fully consolidated subsidiaries with more than 10% owned by non-Group shareholders as of December 31, 2024

		% of voting rights controlled by the Bank
Company	Activity	Direct	Indirect	Total
BANCO BBVA PERÚ SA	BANKING	—	47.13	47.13
BANCO PROVINCIAL SA - BANCO UNIVERSAL	BANKING	1.46	53.75	55.21
INVERSIONES BANPRO INTERNATIONAL INC NV	INVESTMENT COMPANY	48.00	—	48.00
PRO-SALUD, C.A.	NO ACTIVITY	—	58.86	58.86
INVERSIONES P.H.R.4, C.A.	NO ACTIVITY	—	60.46	60.46
COMERCIALIZADORA CORPORATIVA SAC	FINANCIAL SERVICES	—	50.00	50.00
CREA MADRID NUEVO NORTE SA	REAL ESTATE	—	75.54	75.54
GESTION DE PREVISION Y PENSIONES SA	PENSION FUND MANAGEMENT	60.00	—	60.00
SOCIEDAD PERUANA DE FINANCIAMIENTO SAC	FINANCIAL SERVICES	—	50.00	50.00
F/253863 EL DESEO RESIDENCIAL	REAL ESTATE	—	65.00	65.00
VOLKSWAGEN FINANCIAL SERVICES COMPAÑIA FINANCIERA SA	BANKING	—	51.00	51.00
FIDEICOMISO LOTE 6.1 ZARAGOZA	REAL ESTATE	—	59.99	59.99
F/11395 FIDEICOMISO IRREVOCABLE DE ADMINISTRACION CON DERECHO DE REVERSION	REAL ESTATE	—	42.40	42.40
MOVISTAR CONSUMER FINANCE COLOMBIA SAS	IN LIQUIDATION	—	50.00	50.00
GARANTI BBVA EMEKLILIK AS	INSURANCES	—	84.91	84.91
FOMENTO Y DESARROLLO DE CONJUNTOS RESIDENCIALES S.L. EN LIQUIDACION	IN LIQUIDATION	—	60.00	60.00
PSA FINANCE ARGENTINA COMPAÑIA FINANCIERA SA	BANKING	—	50.00	50.00
This Appendix is part of Note 3 of the consolidated financial statements for the year ended December 31, 2024.

APPENDIX V. BBVA Group’s securitization funds. Structured entities in 2024.

			Millions of Euros
Securitization fund (consolidated)	Company	Origination date	Total securitized exposures at the origination date	Total securitized exposures as of December 31, 2024
TDA 19 MIXTO FTA	BANCO BILBAO VIZCAYA ARGENTARIA SA	27-Feb-04	600	23
TDA 22 MIXTO FTA	BANCO BILBAO VIZCAYA ARGENTARIA SA	09-Dec-04	592	32
HIPOCAT 9 FTA	BANCO BILBAO VIZCAYA ARGENTARIA SA	25-Nov-05	1,016	81
HIPOCAT 10 FTA	BANCO BILBAO VIZCAYA ARGENTARIA SA	05-Jul-06	1,526	120
AYT HIP MIXTO V	BANCO BILBAO VIZCAYA ARGENTARIA SA	21-Jul-06	120	62
TDA 27 MIXTO FTA	BANCO BILBAO VIZCAYA ARGENTARIA SA	22-Dec-06	275	104
BBVA RMBS 1 FTA	BANCO BILBAO VIZCAYA ARGENTARIA SA	19-Feb-07	2,500	445
HIPOCAT 11 FTA	BANCO BILBAO VIZCAYA ARGENTARIA SA	09-Mar-07	1,628	137
BBVA RMBS 2 FTA	BANCO BILBAO VIZCAYA ARGENTARIA SA	26-Mar-07	5,000	838
BBVA-6 FTPYME FTA	BANCO BILBAO VIZCAYA ARGENTARIA SA	10-Jun-07	1,500	23
BBVA LEASING 1 FTA	BANCO BILBAO VIZCAYA ARGENTARIA SA	24-Jun-07	2,500	85
BBVA RMBS 3 FTA	BANCO BILBAO VIZCAYA ARGENTARIA SA	22-Jul-07	3,000	809
TDA 28 MIXTO FTA	BANCO BILBAO VIZCAYA ARGENTARIA SA	23-Jul-07	250	75
TDA TARRAGONA 1 FTA	BANCO BILBAO VIZCAYA ARGENTARIA SA	30-Nov-07	397	43
GAT VPO	BANCO BILBAO VIZCAYA ARGENTARIA SA	25-Jun-09	780	8
BBVA RMBS 14 FTA	BANCO BILBAO VIZCAYA ARGENTARIA SA	24-Nov-14	700	244
BBVA CONSUMER AUTO 2018-1	BANCO BILBAO VIZCAYA ARGENTARIA SA	18-Jun-18	800	62
BBVA CONSUMO 10 FT	BANCO BILBAO VIZCAYA ARGENTARIA SA	08-Jul-19	2,000	324
BBVA CONSUMER AUTO 2020-1	BANCO BILBAO VIZCAYA ARGENTARIA SA	15-Jun-20	1,100	321
BBVA CONSUMO 11 FT	BANCO BILBAO VIZCAYA ARGENTARIA SA	12-Mar-21	2,500	505
BBVA RMBS 20 FT	BANCO BILBAO VIZCAYA ARGENTARIA SA	14-Jun-21	2,500	1,751
BBVA RMBS 21 FT	BANCO BILBAO VIZCAYA ARGENTARIA SA	17-Mar-22	12,400	8,884
BBVA CONSUMER AUTO 2022-1	BANCO BILBAO VIZCAYA ARGENTARIA SA	13-Jun-22	1,200	532
BBVA RMBS 22 FT	BANCO BILBAO VIZCAYA ARGENTARIA SA	28-Nov-22	1,400	1,190
BBVA CONSUMO 12 FT	BANCO BILBAO VIZCAYA ARGENTARIA SA	13-Mar-23	3,000	1,675
BBVA CONSUMER AUTO 2023-1	BANCO BILBAO VIZCAYA ARGENTARIA SA	08-Jun-23	800	557
BBVA LEASING 3 FT	BANCO BILBAO VIZCAYA ARGENTARIA SA	27-Nov-23	2,400	1,421
BBVA CONSUMO 13 FT	BANCO BILBAO VIZCAYA ARGENTARIA SA	11-Mar-24	2,000	1,520
BBVA CONSUMER 2024-1	BANCO BILBAO VIZCAYA ARGENTARIA SA	20-May-24	800	664
BBVA RMBS 23 FT	BANCO BILBAO VIZCAYA ARGENTARIA SA	13-Jun-24	5,450	5,181
BBVA CONSUMER AUTO 2024-1	BANCO BILBAO VIZCAYA ARGENTARIA SA	16-Sep-24	1,000	948

APPENDIX VI. Details of the outstanding subordinated debt and preferred securities issued by the Bank or entities in the Group consolidated as of December 31, 2024, 2023 and 2022
Outstanding as of December 31, 2024, 2023 and 2022 of subordinated issues

		Nominal value. Millions of Euros
Issuer entity and issued date	Currency	December 2024	December 2023	December 2022	Prevailing Interest Rate as of December 31, 2024	Maturity Date
Issues in Euros
BANCO BILBAO VIZCAYA ARGENTARIA S.A.
March-08	EUR	125	125	125	6.03%	March-33
July-08	EUR	—	—	100	6.20%	July-23
March-19	EUR	—	1,000	1,000	6.00%	Perpetual
July-20	EUR	1,000	1,000	1,000	6.00%	Perpetual
February-17	EUR	999	1,000	1,000	3.50%	February-27
February-17	EUR	99	99	99	4.00%	February-32
March-17	EUR	65	65	65	4.00%	February-32
May-17	EUR	150	150	150	2.54%	May-27
September-18	EUR	—	—	1,000	5.88%	Perpetual
February-19	EUR	—	750	750	2.58%	February-29
January-20	EUR	994	994	994	1.00%	January-30
June-23	EUR	745	741	—	5.75%	September-33
June-23	EUR	1,000	1,000	—	8.38%	Perpetual
February-24	EUR	1,247	—	—	4.88%	February-36
June-24	EUR	750	—	—	6.88%	Perpetual
August-24	EUR	996	—	—	4.38%	August-36
Different issued	EUR	128	127	177	—%
Total issued in Euros	EUR	8,299	7,050	6,460
Outstanding as of December 31, 2024, 2023 and 2022 of subordinated issues

		Nominal value. Millions of Euros
Issuer entity and issued date	Currency	December 2024	December 2023	December 2022	Prevailing Interest Rate as of December 31, 2024	Maturity Date
Issues in foreign currency
BANCO BILBAO VIZCAYA ARGENTARIA S.A.
March-17	USD	116	109	113	5.70%	March-32
November-17	USD	963	905	938	6.13%	Perpetual
May-18	USD	287	269	279	5.25%	May-33
September-19	USD	963	905	938	6.50%	Perpetual
September-23	USD	963	905	—	9.38%	Perpetual
November-23	USD	722	679	—	7.88%	November-34
May-17	CHF	21	22	20	1.60%	May-27
July-20	GBP	362	345	338	3.10%	July-31
August-23	GBP	361	345	—	8.25%	November-33
Subtotal		4,756	4,483	2,625
BBVA GLOBAL FINANCE LTD (1)
December-95	USD	192	179	187	7.00%	December-25
Subtotal		192	179	187
BBVA BANCOMER S.A. INSTITUCION DE BANCA MULTIPLE GRUPO FINANCIERO BBVA BANCOMER
November-14	USD	—	178	187	5.35%	November-29
January-18	USD	967	903	935	5.13%	January-33
September-19	USD	724	676	702	5.88%	September-34
June-23	USD	965	906	—	8.45%	June-38
January-24	USD	871	—	—	8.13%	January-39
Subtotal		3,528	2,663	1,824
BANCO BILBAO VIZCAYA ARGENTARIA URUGUAY S.A.
November-17	USD	—	—	1	8.44%	February-64
Subtotal		—	—	1
(1) The issuances of BBVA Global Finance, Ltd, are guaranteed (secondary liability) by the Bank.

Outstanding as of December 31, 2024, 2023 and 2022 of subordinated issues

		Nominal value. Millions of Euros
Issuer entity and issued date	Currency	December 2024	December 2023	December 2022	Prevailing Interest Rate as of December 31, 2022	Maturity Date
BBVA COLOMBIA S.A.
September-11	COP	34	37	30	10.14%	September-26
February-13	COP	—	—	39	16.58%	February-23
February-13	COP	36	39	32	8.79%	February-28
November-14	COP	20	21	18	9.30%	November-29
November-14	COP	27	27	20	9.43%	November-34
April-15	USD	385	362	375	4.88%	April-25
November-24	USD	48	—	—	8.19%	November-34
Subtotal		550	486	514
BANCO BBVA PERÚ
June-07	PEN	25	24	23	3.47%	June-32
November-07	PEN	23	21	21	3.56%	November-32
July-08	PEN	—	—	18	3.06%	July-23
September-08	PEN	—	—	20	3.09%	September-23
December-08	PEN	13	12	12	4.19%	December-33
February-08	USD	20	18	19	6.47%	February-28
October-13	USD	—	—	43	6.53%	October-28
September-14	USD	—	267	270	5.25%	September-29
March-24	USD	291	—	—	6.20%	March-34
Subtotal		372	342	426
GARANTI BBVA AS
May-17	USD	579	667	698	7.30%	May-27
February-24	USD	470	—	—	8.55%	February-34
December-24	USD	705	—	—	8.29%	January-35
October-19	TRY	—	8	13	46.02%	October-29
February-20	TRY	20	23	38	62.47%	February-30
Subtotal		1,775	698	749
Total Issues in other currencies		11,173	8,851	6,326
Additionally, the Group maintains an issuance of preferred shares in Colombia that amounts to €1 million as of December 31, 2024.

APPENDIX VII. Consolidated balance sheets held in foreign currency as of December 31, 2024, 2023 and 2022

BALANCE SHEETS HELD IN FOREIGN CURRENCY (Millions of Euros)
	U.S. Dollar	Mexican pesos	Turkish lira	Other foreign currencies	Total foreign currencies
December 2024
Assets
Cash, cash balances at central banks and other demand deposits	20,836	6,899	3,334	4,400	35,469
Financial assets held for trading	18,727	22,117	259	6,171	47,274
Non- trading financial assets mandatorily at fair value through profit or loss	1,525	8,002	85	165	9,778
Financial assets at fair value through comprehensive income	9,674	18,493	2,299	4,994	35,461
Financial assets at amortized cost	67,256	83,444	40,105	52,379	243,185
Joint-ventures and associates	—	17	—	590	607
Tangible assets	168	2,256	2,013	1,333	5,770
Other assets	(326)	7,125	2,457	3,363	12,619
Total	117,860	148,353	50,553	73,396	390,162
Liabilities
Financial liabilities held for trading	14,474	18,660	268	2,776	36,178
Financial liabilities at amortized cost	95,613	88,375	39,187	55,748	278,923
Other liabilities	4,039	20,665	1,338	2,636	28,679
Total	114,126	127,700	40,793	61,160	343,780
December 2023
Assets
Cash, cash balances at central banks and other demand deposits	13,372	7,581	3,764	4,089	28,807
Financial assets held for trading	21,147	28,570	282	5,806	55,806
Non- trading financial assets mandatorily at fair value through profit or loss	1,292	6,596	5	186	8,079
Financial assets at fair value through comprehensive income	9,384	20,767	1,785	4,484	36,421
Financial assets at amortized cost	58,732	81,907	31,298	46,122	218,059
Joint-ventures and associates	5	19	—	590	614
Tangible assets	105	2,609	1,446	995	5,155
Other assets	(1,049)	6,872	1,761	2,346	9,930
Total	102,988	154,922	40,341	64,619	362,870
Liabilities
Financial liabilities held for trading	21,204	17,829	207	2,705	41,946
Financial liabilities at amortized cost	78,365	95,685	30,127	50,900	255,076
Other liabilities	3,223	20,186	1,048	2,801	27,258
Total	102,792	133,700	31,382	56,406	324,280
December 2022 ⁽¹⁾
Assets
Cash, cash balances at central banks and other demand deposits	19,888	4,831	476	3,469	28,665
Financial assets held for trading	10,780	22,407	431	3,930	37,549
Non- trading financial assets mandatorily at fair value through profit or loss	987	5,205	5	82	6,280
Financial assets at fair value through comprehensive income	8,300	16,028	3,188	8,841	36,358
Financial assets at amortized cost	52,248	70,744	29,938	42,173	195,103
Joint-ventures and associates	5	17	—	333	354
Tangible assets	14	2,143	1,166	1,137	4,459
Other assets	(365)	4,609	1,789	3,070	9,103
Total	91,858	125,984	36,994	63,036	317,872
Liabilities
Financial liabilities held for trading	9,722	18,110	234	1,499	29,564
Financial liabilities at amortized cost	77,697	75,029	24,567	48,984	226,277
Other liabilities	2,748	16,397	1,216	2,067	22,428
Total	90,167	109,535	26,016	52,549	278,268
(1) Balances corresponding to 2022 have been restated according to IFRS 17 (see Note 1.3).
This Appendix is part of Notes 2.2.17 of the consolidated financial statements for the year ended December 31, 2024.

APPENDIX VIII. Quantitative information on refinancing and restructuring operations and other requirements under Bank of Spain Circular 6/2012
a.Quantitative information on refinancing and restructuring operations
The breakdown of refinancing and restructuring operations as of December 31, 2024, 2023 and 2022 is as follows:

	December 2024 BALANCE OF FORBEARANCE (Millions of Euros)
	TOTAL
	Unsecured loans		Secured loans				Accumulated impairment or accumulated losses in fair value due to credit risk
					Maximum amount of secured loans that can be considered
	Number of operations	Gross carrying amount	Number of operations	Gross carrying amount	Real estate mortgage secured	Rest of secured loans
Credit institutions	—	—	—	—	—	—	—
General Governments	38	37	4	1	—	—	(6)
Other financial corporations and individual entrepreneurs (financial business)	297	7	20	8	4	1	(5)
Non-financial corporations and individual entrepreneurs (corporate non-financial activities)	102,661	3,265	7,726	1,966	851	203	(2,067)
Of which: financing the construction and property (including land)	445	349	569	181	81	10	(335)
Other households (1)	348,925	1,894	54,201	4,181	2,972	27	(1,726)
Total	451,921	5,203	61,951	6,156	3,827	231	(3,805)
	Of which: IMPAIRED
	Unsecured loans		Secured loans				Accumulated impairment or accumulated losses in fair value due to credit risk
					Maximum amount of secured loans that can be considered
	Number of operations	Gross carrying amount	Number of operations	Gross carrying amount	Real estate mortgage secured	Rest of secured loans
Credit institutions	—	—	—	—	—	—	—
General Governments	23	9	4	1	—	—	(4)
Other financial corporations and individual entrepreneurs (financial business)	179	4	13	4	1	1	(5)
Non-financial corporations and individual entrepreneurs (corporate non-financial activities)	77,926	2,072	4,989	1,093	395	26	(1,808)
Of which: financing the construction and property (including land)	332	347	429	121	31	7	(328)
Other households (1)	247,529	1,095	31,775	2,572	1,613	8	(1,519)
Total	325,657	3,181	36,781	3,671	2,008	35	(3,336)
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
The table below provides a breakdown by segments of the forbearance operations (net of provisions) as of December 31, 2024, 2023 and 2022:

Forbearance operations. Breakdown by segments (Millions of Euros)
	2024	2023	2022
Credit institutions	—	—	—
Central governments	32	32	39
Other financial corporations and individual entrepreneurs (financial activity)	9	22	9
Non-financial corporations and individual entrepreneurs (non-financial activity)	3,163	3,843	5,371
Of which: Financing the construction and property development (including land)	195	261	365
Households	4,349	4,354	4,780
Total carrying amount	7,553	8,251	10,200
Financing classified as non-current assets and disposal groups held for sale	—	—	—

NPL ratio by type of renegotiated loan
The non-performing ratio of the renegotiated portfolio is defined as the impaired balance of renegotiated loans that shows signs of difficulties as of the closing of the reporting period, divided by the total payment outstanding in that portfolio.
As of December 31, 2024 and December 31, 2023, the non-performing ratio for each of the portfolios of renegotiated loans is as follows:

NPL ratio by type of renegotiated loan
	Ratio of impaired loans - past due
	2024	2023
General governments	28%	42%
Commercial	61%	60%
Of which: Construction and developer	88%	89%
Other consumer	60%	65%
b.Qualitative information on the concentration of risk by activity and guarantees
Loans and advances to customers by activity (carrying amount)

December 2024 (Millions of Euros)
				Loans to customers. Loan to value
	Total (1)	Mortgage loans	Secured loans	Less than or equal to 40%	Over 40% but less than or equal to 60%	Over 60% but less than or equal to 80%	Over 80% but less than or equal to 100%	Over 100%
General governments	22,011	245	6,059	902	2,472	441	2,143	346
Other financial institutions and individual entrepreneurs	28,150	683	16,999	357	376	272	8,469	8,208
Non-financial institutions and individual entrepreneurs	203,240	27,815	11,047	13,453	7,828	4,865	4,888	7,828
Construction and property development	6,572	4,304	266	1,947	1,299	700	291	334
Construction of civil works	6,837	582	386	227	274	89	22	356
Other purposes	189,831	22,929	10,394	11,278	6,255	4,077	4,575	7,138
Large companies	128,917	9,955	6,915	5,166	2,417	1,906	2,312	5,070
SMEs (2) and individual entrepreneurs	60,914	12,974	3,479	6,113	3,838	2,171	2,263	2,069
Rest of households and NPISHs (3)	170,213	95,846	2,387	23,100	26,889	31,365	12,450	4,430
Housing	98,560	94,573	111	22,569	26,301	31,099	10,794	3,920
Consumption	67,225	584	2,004	242	440	136	1,462	308
Other purposes	4,427	689	272	289	148	130	193	202
TOTAL	423,613	124,590	36,492	37,812	37,565	36,943	27,950	20,812
MEMORANDUM ITEM:
Forbearance operations (4)	7,553	4,268	234	993	1,005	900	702	902
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
(4) Net of provisions.

The information for the main geographic areas is as follows:

December 2024 (Millions of Euros) BBVA, S.A.
				Loans to customers. Loan to value
	Total (1)	Mortgage loans	Secured loans	Less than or equal to 40%	Over 40% but less than or equal to 60%	Over 60% but less than or equal to 80%	Over 80% but less than or equal to 100%	Over 100%
General governments	13,090	228	—	124	68	34	1	1
Other financial institutions and individual entrepreneurs	23,505	632	16,564	209	341	248	8,432	7,967
Non-financial institutions and individual entrepreneurs	111,164	10,708	2,143	5,092	3,893	1,662	908	1,296
Construction and property development	1,878	1,695	5	942	602	98	41	18
Construction of civil works	5,089	420	213	199	158	83	9	185
Other purposes	104,196	8,592	1,925	3,951	3,134	1,481	859	1,093
Large companies	79,148	3,849	1,401	1,780	1,313	687	677	793
SMEs (2) and individual entrepreneurs	25,049	4,743	525	2,172	1,821	794	182	300
Rest of households and NPISHs (3)	91,377	70,581	242	19,620	21,605	23,174	4,293	2,132
Housing	71,729	69,840	78	19,367	21,418	23,017	4,185	1,930
Consumption	16,354	64	95	53	39	27	15	25
Other purposes	3,293	677	70	200	148	130	93	176
TOTAL	239,135	82,149	18,950	25,045	25,906	25,118	13,634	11,396
MEMORANDUM ITEM:
Forbearance operations (4)	5,150	3,436	34	817	795	721	487	651
(1) The amounts included in this table are net of loss allowances.
(2) Small and medium enterprises.
(3) Non-profit institutions serving households.
(4) Net of provisions.

December 2024 (Millions of Euros) BBVA Mexico
				Loans to customers. Loan to value
	Total (1)	Mortgage loans	Secured loans	Less than or equal to 40%	Over 40% but less than or equal to 60%	Over 60% but less than or equal to 80%	Over 80% but less than or equal to 100%	Over 100%
General governments	6,837	16	6,059	779	2,404	406	2,142	345
Other financial institutions and individual entrepreneurs	2,104	33	151	101	17	24	34	9
Non-financial institutions and individual entrepreneurs	39,739	9,500	4,183	6,245	2,534	1,983	1,559	1,362
Construction and property development	1,543	1,359	3	172	466	518	155	50
Construction of civil works	227	19	163	24	8	4	5	141
Other purposes	37,968	8,122	4,018	6,049	2,059	1,461	1,399	1,171
Large companies	22,652	3,561	2,022	2,820	904	721	589	548
SMEs (2) and individual entrepreneurs	15,317	4,561	1,996	3,229	1,155	740	810	623
Rest of households and NPISHs (3)	39,000	16,842	162	1,876	4,002	7,462	3,438	226
Housing	16,842	16,842	—	1,861	3,973	7,440	3,394	174
Consumption	22,156	—	162	15	29	22	43	52
Other purposes	2	—	—	—	—	—	—	—
TOTAL	87,679	26,391	10,556	9,000	8,957	9,876	7,172	1,941
MEMORANDUM ITEM:
Forbearance operations (4)	576	396	77	107	146	103	73	43
(1) The amounts included in this table are net of loss allowances.
(2) Small and medium enterprises.
(3) Non-profit institutions serving households.
(4) Net of provisions.

December 2024 (Millions of Euros) Garanti BBVA
				Loans to customers. Loan to value
	Total (1)	Mortgage loans	Secured loans	Less than or equal to 40%	Over 40% but less than or equal to 60%	Over 60% but less than or equal to 80%	Over 80% but less than or equal to 100%	Over 100%
General governments	224	—	—	—	—	—	—	—
Other financial institutions and individual entrepreneurs	789	8	8	4	—	—	1	11
Non-financial institutions and individual entrepreneurs	22,406	1,910	1,296	936	793	657	692	128
Construction and property development	1,919	284	249	350	98	36	33	15
Construction of civil works	1,258	105	—	—	105	—	—	—
Other purposes	19,230	1,522	1,047	586	591	621	658	112
Large companies	8,472	326	333	76	—	303	280	—
SMEs (2) and individual entrepreneurs	10,757	1,195	714	510	591	318	378	112
Rest of households and NPISHs (3)	16,792	1,358	6	741	564	46	9	4
Housing	1,647	1,353	—	739	562	43	6	3
Consumption	14,780	5	6	2	2	3	2	1
Other purposes	365	—	—	—	—	—	—	—
TOTAL	40,212	3,276	1,310	1,681	1,358	703	701	143
MEMORANDUM ITEM:
Forbearance operations (4)	941	53	89	—	—	—	—	143
(1) The amounts included in this table are net of loss allowances.
(2) Small and medium enterprises.
(3) Non-profit institutions serving households.
(4) Net of provisions.

December 2024 (Millions of Euros) Other Entities
				Loans to customers. Loan to value
	Total (1)	Mortgage loans	Secured loans	Less than or equal to 40%	Over 40% but less than or equal to 60%	Over 60% but less than or equal to 80%	Over 80% but less than or equal to 100%	Over 100%
General governments	1,860	1	—	—	—	1	—	—
Other financial institutions and individual entrepreneurs	1,751	10	275	43	19	—	3	221
Non-financial institutions and individual entrepreneurs	29,931	5,697	3,424	1,180	608	563	1,729	5,042
Construction and property development	1,232	966	10	483	133	47	62	250
Construction of civil works	263	38	10	4	4	2	9	30
Other purposes	28,436	4,693	3,404	692	471	514	1,659	4,762
Large companies	18,645	2,219	3,160	490	200	194	765	3,729
SMEs (2) and individual entrepreneurs	9,791	2,474	245	202	271	320	893	1,033
Rest of households and NPISHs (3)	23,044	7,066	1,977	864	718	683	4,711	2,067
Housing	8,343	6,538	33	602	348	599	3,209	1,813
Consumption	13,934	516	1,742	173	370	84	1,402	229
Other purposes	767	12	202	89	—	—	99	25
TOTAL	56,587	12,774	5,677	2,086	1,345	1,247	6,442	7,331
MEMORANDUM ITEM:
Forbearance operations (4)	853	382	33	69	65	76	141	64
(1) The amounts included in this table are net of loss allowances.
(2) Small and medium enterprises.
(3) Non-profit institutions serving households.
(4) Net of provisions.

c.Information on the concentration of risk by activity and geographical areas

December 2024 (Millions of Euros)
	TOTAL (1)	Spain	Rest of European Union	America	Other
Credit institutions	134,618	20,574	36,788	44,739	32,516
General governments	148,541	63,146	15,277	58,857	11,261
Central Administration	127,232	49,454	14,743	52,035	11,000
Other	21,310	13,692	534	6,822	261
Other financial institutions and individual entrepreneurs	62,821	5,508	19,786	22,289	15,239
Non-financial institutions and individual entrepreneurs	279,097	86,803	32,185	100,623	59,487
Construction and property development	10,778	3,168	722	2,448	4,439
Construction of civil works	11,556	6,484	1,222	1,257	2,593
Other purposes	256,764	77,151	30,241	96,919	52,454
Large companies	187,984	51,296	28,984	71,896	35,808
SMEs and individual entrepreneurs	68,780	25,855	1,257	25,022	16,646
Other households and NPISHs	170,724	90,552	2,644	60,413	17,115
Housing	98,561	70,761	1,235	24,757	1,807
Consumer	67,257	16,271	1,149	35,055	14,782
Other purposes	4,906	3,520	259	600	526
TOTAL	795,801	266,583	106,680	286,921	135,617
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

December 2023 (Millions of Euros)
	TOTAL ⁽¹⁾	Spain	Rest of European Union	America	Other
Credit institutions	192,222	54,246	61,342	42,084	34,550
General governments	144,082	59,385	12,198	61,473	11,025
Central Administration	121,149	45,259	11,767	53,640	10,482
Other	22,933	14,125	431	7,833	543
Other financial institutions	54,064	9,564	18,279	18,097	8,124
Non-financial institutions and individual entrepreneurs	246,103	80,219	23,614	90,342	51,928
Construction and property development	9,256	2,888	640	2,573	3,156
Construction of civil works	9,524	5,988	885	1,558	1,093
Other purposes	227,323	71,344	22,089	86,211	47,679
Large companies	159,906	45,738	21,086	61,867	31,214
SMEs and individual entrepreneurs	67,417	25,606	1,003	24,344	16,464
Other households and NPISHs	158,344	88,561	2,477	58,686	8,620
Housing	97,395	70,073	1,302	24,899	1,120
Consumer	56,521	15,111	956	33,207	7,246
Other purposes	4,428	3,377	218	579	254
TOTAL	794,814	291,975	117,910	270,682	114,247
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
This Appendix is part of Note 7.2.7 of the consolidated financial statements for the year ended December 31, 2024.

APPENDIX IX. Additional information on risk concentration
a.Sovereign risk exposure
The table below provides a breakdown of exposure to financial assets (excluding derivatives and equity instruments), as of December 31, 2024, 2023 and 2022: by type of counterparty and the country of residence of such counterparty. The below figures do not take into account accumulated other comprehensive income, loss allowances or loan-loss provisions:

Risk exposure by countries (Millions of Euros)
	Sovereign risk
	2024	2023	2022 ⁽¹⁾
Spain	63,277	59,704	53,437
Italy	12,264	10,744	12,287
Turkey	9,995	9,284	9,934
Portugal	288	424	670
Germany	195	142	254
France	1,366	182	148
Netherlands	10	14	14
Romania	791	587	539
Rest of Europe	1,227	1,187	1,188
Subtotal Europe	89,413	82,268	78,470
Mexico	43,909	48,929	36,840
The United States	6,408	5,591	4,989
Colombia	4,021	3,540	2,657
Peru	1,208	1,526	1,108
Argentina	2,633	1,308	1,246
Venezuela	—	—	—
Rest of countries	1,337	1,782	3,726
Subtotal rest of countries	59,517	62,676	50,566
Total exposure to financial instruments	148,930	144,945	129,036
(1) Balances corresponding to 2022 have been restated according to IFRS 17 (see Note 1.3).
The exposure to sovereign risk set out in the above table includes positions held in government debt securities in countries where the Group operates. They are used for ALCO’s management of the interest-rate risk on the balance sheets of the Group’s entities in these countries, as well as for hedging of pension and insurance commitments by insurance entities within the BBVA Group.

b.Concentration of risk on activities in the real-estate market in Spain
Quantitative information on activities in the real-estate market in Spain
As of December 31, 2024, 2023 and 2022, the Group's exposure to the construction and real estate development sectors (excluding the mortgage portfolio) in Spain amounted to €9,600 million, €9,476 million and €9,549 million, respectively, of which €2,207 million, €2,105 million and €1,861 million, respectively, related to construction loans, real estate development activities and house purchases in Spain. Data as of December 31, 2024, 2023 and 2022 is shown below:

Financing Allocated by credit institutions to Construction and Real Estate Development and lending for house purchase (Millions of Euros)
	Gross amount			Drawn over the guarantee value			Accumulated impairment
	2024	2023	2022	2024	2023	2022	2024	2023	2022
Financing to construction and real estate development (including land) (Business in Spain)	2,207	2,105	1,861	473	482	350	(102)	(115)	(157)
Of which: Impaired assets	136	183	239	45	53	82	(88)	(98)	(122)
Memorandum item:	—	—	—	—	—	—	—	—	—
Write-offs	2,100	2,097	2,086
Memorandum item:	—	—	—	—	—	—	—	—	—
Total loans and advances to customers, excluding the General Governments (Business in Spain) (book value)	177,946	168,660	172,880
Total consolidated assets (total business) (book value)	772,402	775,558	712,092
Impairment and provisions for normal exposures	(4,841)	(4,752)	(4,622)
The following is a description of the real estate credit risk based on the types of associated guarantees:

Financing allocated by credit institutions to construction and real estate development and lending for house purchase (Millions of Euros)
	2024	2023	2022
Without secured loan	408	359	232
With secured loan	1,799	1,746	1,629
Terminated buildings	832	857	898
Homes	656	685	710
Other	177	172	188
Buildings under construction	869	749	556
Homes	843	731	536
Other	26	18	21
Land	97	139	175
Urbanized land	76	92	119
Rest of land	22	47	56
Total	2,207	2,105	1,861
As of December 31, 2024, 2023 and 2022, 37.7%, 40.7% and 48.3% of loans to developers were guaranteed with buildings (78.8%, 79.9% and 79.1% are homes), and only 4.4%, 6.6% and 9.4% by land, of which 78.4%, 66.2% and 67.9% are in urban locations, respectively.
The table below provides the breakdown of the financial guarantees given as of December 31, 2024, 2023 and 2022:

Financial guarantees given (Millions of Euros)
	2024	2023	2022
Houses purchase loans	53	36	54
Without mortgage	2	3	3

The information on the retail mortgage portfolio risk (housing mortgage) as of December 31, 2024, 2023 and 2022 is as follows:

Financing allocated by credit institutions to construction and Real Estate development and lending for house purchase. (Millions of Euros)
	Gross amount			Of which: impaired loans
	2024	2023	2022	2024	2023	2022
Houses purchase loans	71,709	71,144	71,799	2,889	3,267	2,486
Without mortgage	1,416	1,415	1,539	9	10	8
With mortgage	70,294	69,729	70,260	2,880	3,257	2,477
The loan to value (LTV) ratio of the above portfolio is as follows:

LTV breakdown of mortgage to households for the purchase of a home (business in Spain) (Millions of Euros)
	Total risk over the amount of the last valuation available (Loan to value-LTV)
	Less than or equal to 40%	Over 40% but less than or equal to 60%	Over 60% but less than or equal to 80%	Over 80% but less than or equal to 100%	Over 100%	Total
Gross amount December 31, 2024	18,584	21,171	23,193	4,643	2,702	70,294
Of which: Impaired loans	314	502	622	539	904	2,880
Gross amount December 31, 2023	17,201	20,302	22,850	5,856	3,519	69,729
Of which: Impaired loans	307	464	642	617	1,227	3,257
Gross amount December 31, 2022	16,981	20,060	22,255	6,794	4,171	70,260
Of which: Impaired loans	248	341	438	450	999	2,477
Outstanding home mortgage loans as of December 31, 2024, 2023 and 2022 had an average LTV of 41%, 42% and 43% respectively.
The breakdown of foreclosed, acquired, purchased or exchanged assets from debt from loans relating to business in Spain, as well as the holdings and financing to non-consolidated entities holding such assets is as follows:

Information about Assets Received in Payment of Debts (Business in Spain) (Millions of euros)
	Gross Value ⁽¹⁾ ⁽²⁾			Provisions			Of which: Valuation adjustments on impaired assets, from the time of foreclosure			Carrying amount
	2024	2023	2022	2024	2023	2022	2024	2023	2022	2024	2023	2022
Real estate assets from loans to the construction and real estate development sectors in Spain	303	398	539	(246)	(307)	(389)	(159)	(183)	(229)	57	92	150
Terminated buildings	41	72	125	(24)	(44)	(72)	(16)	(24)	(38)	17	28	54
Homes	19	31	49	(10)	(16)	(25)	(6)	(7)	(11)	9	15	24
Other	23	41	76	(15)	(28)	(47)	(10)	(17)	(27)	8	13	30
Buildings under construction	8	8	21	(6)	(7)	(16)	(2)	(2)	(8)	2	1	5
Homes	8	7	20	(6)	(6)	(15)	(2)	(2)	(7)	2	1	5
Other	—	1	1	—	(1)	(1)	—	(1)	—	—	—	—
Land	254	318	393	(216)	(256)	(302)	(141)	(156)	(183)	38	62	91
Urbanized land	248	299	366	(210)	(242)	(285)	(138)	(145)	(170)	38	57	81
Rest of land	6	19	27	(5)	(14)	(17)	(3)	(11)	(12)	1	5	10
Real estate assets from mortgage financing for households for the purchase of a home	392	544	736	(209)	(299)	(410)	(72)	(99)	(134)	183	245	327
Rest of foreclosed real estate assets	283	364	449	(195)	(231)	(270)	(61)	(76)	(80)	88	133	179
Equity instruments, investments and financing to non-consolidated companies holding said assets ⁽³⁾	—	—	656	—	—	(397)		—	(358)	—	—	259
Total	978	1,306	2,381	(650)	(837)	(1,466)	(292)	(358)	(801)	328	469	915
(1) Represents original loan value at the time of foreclosure.
(2) The value of real estate assets foreclosed or received in payment of debts should be initially recognized at the lower of the carrying amount of the financial assets and the fair value at the time of foreclosure less estimated sales costs. The gross value of the assets acquired in payment of debts is €620 million and €827 million as of December 31, 2024 and December 31, 2023, respectively.
(3) In 2024 and 2023 stake in Metrovacesa, S.A. is excluded. Given its corporate purpose and the transformation and turnover of its assets, the assets of Metrovacesa, S.A. are not considered to come from foreclosures.

As of December 31, 2024, 2023 and 2022, the gross book value of the Group’s real-estate assets from corporate financing of real-estate construction and development was €303, €398 and €539 million, respectively, with an average coverage ratio of 81.2%, 77.0% and 72.2%, respectively.
The gross book value of real-estate assets from mortgage lending to households for home purchase as of December 31, 2024, 2023 and 2022, amounted to €392, €544 and €736 million, respectively, with an average coverage ratio of 53.3%, 55.0% and 55.6%.
As of December 31, 2024, 2023 and 2022, the gross book value of the BBVA Group’s total real-estate assets (business in Spain), including other real-estate assets received as debt payment, was €978, €1,306 and €1,725 million, respectively. The coverage ratio was 66.5%, 64.1% and 62.0%, respectively.
This Appendix is part of Note 7 of the consolidated financial statements for the year ended December 31, 2024.

c.Concentration of risk by geographical areas
Below is a breakdown of the balances of financial instruments recognized in the consolidated balance sheets by their concentration in geographical areas and according to the residence of the customer or counterparty. As of December 31, 2024, 2023 and 2022 it does not take into account loss allowances or loan-loss provisions:

Risks by geographical areas. December 2024 (Millions of Euros)
	Spain	Rest of Europe	Mexico	The United States	Turkey	South America	Rest of business	Total
Derivatives	3,391	19,034	2,269	6,996	70	3,044	1,199	36,003
Equity instruments (1)	2,034	5,850	6,700	2,782	103	214	310	17,993
Debt securities ⁽²⁾	53,698	22,913	39,208	9,992	10,067	8,443	1,586	145,907
Central banks	—	—	—	—	—	1,359	89	1,448
General governments	50,854	15,410	36,667	6,408	9,756	6,410	200	125,705
Credit institutions	2,040	3,092	1,527	64	153	302	408	7,585
Other financial corporations	350	2,126	428	1,577	3	158	250	4,893
Non-financial corporations	455	2,285	585	1,943	155	213	638	6,275
Loans and advances	179,935	70,972	95,747	17,794	52,234	58,668	18,278	493,628
Central banks	18	1,626	—	—	5,876	1,297	—	8,817
General governments	12,001	137	7,187	—	239	1,831	755	22,150
Credit institutions	5,063	27,439	2,731	349	1,044	2,828	4,216	43,669
Other financial corporations	2,926	15,069	2,106	2,953	1,987	1,992	5,463	32,496
Non-financial corporations	63,409	23,821	40,016	14,468	22,812	27,155	7,778	199,459
Households	96,517	2,879	43,708	25	20,275	23,565	67	187,037
Total risk in financial assets	239,058	118,770	143,924	37,564	62,473	70,369	21,372	693,530
Loan commitments given	37,120	43,253	24,000	22,579	38,003	19,841	3,718	188,515
Financial guarantees given	3,056	5,376	212	2,958	8,911	1,031	960	22,503
Other commitments given	19,266	12,922	2,826	4,279	5,421	3,202	3,299	51,215
Off-balance sheet exposures	59,441	61,551	27,038	29,816	52,336	24,074	7,977	262,233
Total risks in financial instruments	298,500	180,321	170,962	67,380	114,809	94,443	29,349	955,763
(1) Equity instruments are shown net of valuation adjustment.
(2) The debt securities of the "Financial assets at fair value through other comprehensive income" portfolio do not include gains/losses.

Risks by geographical areas. December 2023 (Millions of Euros)
	Spain	Rest of Europe	Mexico	The United States	Turkey	South America	Rest of business	Total
Derivatives	3,688	17,106	2,017	7,487	51	2,956	987	34,293
Equity instruments ⁽¹⁾	1,424	2,999	6,418	2,399	76	206	246	13,768
Debt securities ⁽²⁾	49,620	19,547	43,825	9,103	8,932	7,071	2,502	140,600
Central banks	—	15	—	—	—	1,179	80	1,274
General governments	46,667	12,359	40,982	5,584	8,789	4,647	967	119,995
Credit institutions	2,154	3,017	1,914	123	16	323	459	8,005
Other financial corporations	442	2,065	334	1,223	2	680	222	4,967
Non-financial corporations	357	2,091	596	2,173	125	242	773	6,357
Loans and advances	176,482	92,253	98,561	12,957	41,619	52,131	13,488	487,491
Central banks	201	2,199	—	—	5,316	1,590	680	9,985
General governments	12,394	145	7,856	—	496	2,082	492	23,466
Credit institutions	7,141	53,077	5,759	636	1,428	2,391	3,691	74,122
Other financial corporations	2,961	15,190	2,529	1,690	1,264	1,891	724	26,250
Non-financial corporations	59,083	18,905	38,001	10,604	19,591	22,542	7,820	176,546
Households	94,703	2,737	44,415	27	13,525	21,634	81	177,121
Total risk in financial assets	231,214	131,905	150,821	31,948	50,678	62,364	17,223	676,153
Loan commitments given	34,931	42,914	24,811	17,773	20,883	9,600	1,956	152,868
Financial guarantees given	2,694	5,542	69	2,338	6,587	991	618	18,839
Other commitments given	17,187	8,191	2,812	3,135	5,057	2,991	3,205	42,577
Off-balance sheet exposures	54,812	56,646	27,691	23,245	32,527	13,581	5,780	214,283
Total risks in financial instruments	286,026	188,551	178,512	55,193	83,205	75,946	23,002	890,436
(1) Equity instruments are shown net of valuation adjustment.
(2) The debt securities of the "Financial assets at fair value through other comprehensive income" portfolio do not include gains/losses.

Risks by geographical areas. December 2022 (Millions of Euros)
	Spain	Rest of Europe	Mexico	The United States	Turkey	South America	Rest of business	Total
Derivatives	5,222	20,494	1,824	7,679	128	3,493	1,068	39,908
Equity instruments (1)	1,342	3,068	5,012	2,026	145	225	294	12,113
Debt securities	43,274	20,373	34,083	8,102	8,722	8,395	4,802	127,750
Central banks	—	16	—	—	—	3,843	89	3,948
General governments	41,324	13,869	31,713	5,229	8,700	3,460	3,041	107,336
Credit institutions	1,162	2,470	1,351	117	14	268	443	5,824
Other financial corporations	434	1,712	304	1,032	3	567	215	4,266
Non-financial corporations	354	2,306	715	1,724	5	257	1,015	6,375
Loans and advances	176,153	65,763	77,317	12,508	42,080	46,362	11,157	431,340
Central banks	713	1,060	—	—	3,898	370	10	6,051
General governments	11,500	269	6,301	—	585	1,771	495	20,922
Credit institutions	5,184	27,591	2,546	336	2,457	1,974	1,235	41,323
Other financial corporations	3,688	16,662	1,315	1,814	1,206	1,415	1,307	27,407
Non-financial corporations	60,459	17,290	32,294	10,325	21,678	21,559	8,008	171,613
Households	94,609	2,890	34,861	34	12,255	19,273	101	164,023
Total risk in financial assets	225,990	109,698	118,236	30,316	51,074	58,475	17,322	611,111
Loan commitments given	35,649	42,532	20,479	14,849	10,628	10,996	1,788	136,920
Financial guarantees given	3,020	4,372	7	1,397	6,169	1,011	536	16,511
Other commitments given	15,626	8,008	2,723	2,536	4,278	3,207	2,758	39,137
Off-balance sheet exposures	54,294	54,912	23,209	18,783	21,074	15,213	5,082	192,568
Total risks in financial instruments	280,285	164,610	141,445	49,098	72,149	73,689	22,403	803,678
(1) Equity instruments are shown net of valuation adjustment.
The breakdown of the main figures in the most significant foreign currencies in the consolidated balance sheets is set forth in Appendix VII.

The breakdown of loans and advances in the heading of “Loans and advances”, impaired by geographical area as December 31, 2024, 2023 and 2022.

Impaired financial assets by geographical areas (Millions of Euros)
	2024	2023	2022
Spain	7,581	8,068	7,468
Rest of Europe	104	99	93
Mexico	2,517	2,472	1,939
South America	2,260	2,176	1,721
Turkey	1,749	1,631	2,272
Rest of business	2	—	—
IMPAIRED RISKS	14,213	14,446	13,493
This Appendix is part of Note 7.2.8 of the consolidated financial statements for the year ended December 31, 2024.

Glossary

Additional Tier 1 Capital	Includes: Preferred stock and convertible perpetual securities and deductions.
Amortized cost	The amortized cost of a financial asset or financial liability is the amount at which the financial asset or financial liability is measured at initial recognition minus the principal repayments, plus or minus, the cumulative amortization using the effective interest rate method of any difference between the initial amount and the maturity amount and, for financial assets, adjusted for any loss allowance.
Associates	Companies in which the Group has a significant influence, without having control. Significant influence is deemed to exist when the Group owns 20% or more of the voting rights of an investee directly or indirectly.
Baseline macroeconomic scenarios	IFRS 9 requires that an entity must evaluate a range of possible outcomes when estimating provisions and measuring expected credit losses, through macroeconomic scenarios. The baseline macroeconomic scenario presents the situation of the particular economic cycle.
Basic earnings per share	Calculated by dividing “Profit attributable to Parent Company” corresponding to ordinary shareholders of the entity by the weighted average number of shares outstanding throughout the year (i.e., excluding the average number of treasury shares held over the year).
Basis risk	Risk arising from hedging exposure to one interest rate with exposure to a rate that reprices under slightly different conditions.
Building Block Approach (BBA)	This is one of the three measurement models for the valuation of insurance and reinsurance contracts. This model is used by default and it applies to contracts with coverage periods of more than one year and not classified as contracts with direct participation, being mandatory except when the conditions to apply the other two methods are met: Variable Fee Approach or Premium Allocation Approach.
Business combination	A business combination is a transaction, or any other event, through which a single entity obtains the control of one or more businesses.
Business model	The assessment as to how an asset shall be classified is made on the basis of both the business model for managing the financial asset and the contractual cash flow characteristic of the financial asset (SPPI Criterion). Financial assets are classified on the basis of its business model for managing the financial assets. The Group’s business models shall be determined at a level that reflects how groups of financial assets are managed together to achieve a particular business objective and generate cash flows.
Cash flow hedges	Those that hedge the exposure to variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecast transaction and could affect profit or loss.
Commissions	Income and expenses relating to commissions and similar fees are recognized in the income statement using criteria that vary according to their nature. The most significant income and expense items in this connection are:
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
c.Link between power and returns; An investor controls an investee if the investor not only has power over the investee and exposure or rights to variable returns from its involvement with the investee, but also has the ability to use its power to affect the investor’s returns from its involvement with the investee.

Correlation risk	Correlation risk is related to derivatives whose final value depends on the performance of more than one underlying asset (primarily, stock baskets) and indicates the existing variability in the correlations between each pair of assets.
Credit Valuation Adjustment (CVA)	An adjustment to the valuation of OTC derivative contracts to reflect the creditworthiness of OTC derivative counterparties.
Current service cost	Current service cost is the increase in the present value of a defined benefit obligation resulting from employee service in the current period.
Current tax assets	Taxes recoverable over the next twelve months.
Current tax liabilities	Corporate income tax payable on taxable profit for the year and other taxes payable in the next twelve months.

Debit Valuation Adjustment (DVA)	An adjustment made by an entity to the valuation of OTC derivative liabilities to reflect within fair value the entity’s own credit risk.
Debt certificates	Obligations and other interest-bearing securities that create or evidence a debt on the part of their issuer, including debt securities issued for trading among an open group of investors, that accrue interest, implied or explicit, whose rate, fixed or benchmarked to other rates, is established contractually, and take the form of securities or book-entries, irrespective of the issuer.
Default	An asset will be considered as defaulted whenever it is more than 90 days past due.
Deferred tax assets	Taxes recoverable in future years, including loss carry forwards or tax credits for deductions and tax rebates pending application.
Deferred tax liabilities	Income taxes payable in subsequent years.
Defined benefit plans	Post-employment obligation under which the entity, directly or indirectly via the plan, retains the contractual or implicit obligation to pay remuneration directly to employees when required or to pay additional amounts if the insurer, or other entity required to pay, does not cover all the benefits relating to the services rendered by the employees when insurance policies do not cover all of the corresponding post-employees benefits.
Defined contribution plans	Defined contribution plans are retirement benefit plans under which amounts to be paid as retirement benefits are determined by contributions to a fund together with investment earnings thereon. The employer's obligations in respect of its employees current and prior years' employment service are discharged by contributions to the fund.
Deposits from central banks	Deposits of all classes, including loans and money market operations, received from the Bank of Spain and other central banks.
Deposits from credit institutions	Deposits of all classes, including loans and money market operations received, from credit entities.
Deposits from customers	Redeemable cash balances received by the entity, with the exception of debt certificates, money market operations through counterparties and subordinated liabilities, which are not received from either central banks or credit entities. This category also includes cash deposits and consignments received that can be readily withdrawn.
Derivatives	The fair value in favor (assets) or again (liabilities) of the entity of derivatives not designated as accounting hedges.
Derivatives - Hedge accounting	Derivatives designated as hedging instruments in an accounting hedge. The fair value or future cash flows of those derivatives is expected to offset the differences in the fair value or cash flows of the items hedged.
Diluted earnings per share	Calculated by using a method similar to that used to calculate basic earnings per share; the weighted average number of shares outstanding, and the profit attributable to the parent company corresponding to ordinary shareholders of the entity, if appropriate, is adjusted to take into account the potential dilutive effect of certain financial instruments that could generate the issue of new Bank shares (share option commitments with employees, warrants on parent company shares, convertible debt instruments, etc.).
Dividends and retributions	Dividend income collected announced during the year, corresponding to profits generated by investees after the acquisition of the stake.
Domestic activity	Domestic balances are those of BBVA´s Group entities domiciled in Spain, which reflect BBVA´s domestic activities, being the allocation of assets and liabilities based on the domicile of the Group entity at which the relevant asset or liability is accounted for.
Early retirements	Employees that no longer render their services to the entity but which, without being legally retired, remain entitled to make economic claims on the entity until they formally retire.
Economic capital	Methods or practices that allow banks to consistently assess risk and attribute capital to cover the economic effects of risk-taking activities.
Effective interest rate (EIR)	Discount rate that exactly equals the value of a financial instrument with the cash flows estimated over the expected life of the instrument based on its contractual period as well as its anticipated amortization, but without taking the future losses of credit risk into consideration.
Employee expenses	All compensation accrued during the year in respect of personnel on the payroll, under permanent or temporary contracts, irrespective of their jobs or functions, irrespective of the concept, including the current costs of servicing pension plans, own share based compensation schemes and capitalized personnel expenses. Amounts reimbursed by the state Social Security or other welfare entities in respect of employee illness are deducted from personnel expenses.
Equity	The residual interest in an entity's assets after deducting its liabilities. It includes owner or venturer contributions to the entity, at incorporation and subsequently, unless they meet the definition of liabilities, and accumulated net profits or losses, fair value adjustments affecting equity and, if warranted, non-controlling interests.
Equity instruments	An equity instrument that evidences a residual interest in the assets of an entity, that is after deducting all of its liabilities.
Equity instruments issued other than capital	Includes equity instruments that are financial instruments other than “Capital” and “Equity component of compound financial instruments”.
Equity method	Is a method of accounting whereby the investment is initially recognized at cost and adjusted thereafter for the post-acquisition change in the investor’s share of the investee’s net assets. The investor’s profit or loss includes its share of the investee’s profit or loss and the investor’s other comprehensive income includes its share of the investee’s other comprehensive income.
Exchange/translation differences	Exchange differences: Includes the earnings obtained in currency trading and the differences arising on translating monetary items denominated in foreign currency to the functional currency. Exchange differences (valuation adjustments): those recorded due to the translation of the financial statements in foreign currency to the functional currency of the Group and others recorded against equity.

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

Income from equity instruments	Dividends and income on equity instruments collected or announced during the year corresponding to profits generated by investees after the ownership interest is acquired. Income is recognized gross, i.e., without deducting any withholdings made, if any.

Inside Information	Type of filing made with the CNMV that contains information which by its nature may affect the price of one or more securities, or the market as a whole, and which has not yet been the subject of publicity or dissemination.
Insurance contracts linked to pensions	The fair value of insurance contracts written to cover pension commitments.
Inventories	Assets, other than financial instruments, under production, construction or development, held for sale during the normal course of business, or to be consumed in the production process or during the rendering of services. Inventories include land and other properties held for sale at the real estate development business.
Investment properties	Investment property is property (land or a building—or part of a building—or both) held (by the owner or by the lessee under a finance lease) to earn rentals or for capital appreciation or both, rather than for own use or sale in the ordinary course of business.
Joint arrangement	An arrangement of which two or more parties have joint control.
Joint control	The contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.
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
Non-Performing Loans (NPL)
The balance of non-performing risks, whether for reasons of default by customers or for other reasons, for exposures on balance loans to customers. This figure is shown gross: in other words, it is not adjusted for value corrections (loan loss reserves) made.

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
b.the sale is considered highly probable.

Non-monetary assets	Assets and liabilities that do not provide any right to receive or deliver a determined or determinable amount of monetary units, such as tangible and intangible assets, goodwill and ordinary shares subordinate to all other classes of capital instruments.
Non-trading financial assets mandatorily at fair value through Profit or loss	The financial assets registered under this heading either have contractual cash flows that do not comply with the SPPI test conditions, or are not covered by a business model whose objective is (i) maintaining financial assets to obtain cash flows, or (ii) obtaining contractual cash flows and selling financial assets.
Option risk	Risks arising from options, including embedded options.

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

Other Relevant Information	Type of filing with the CNMV that contains a news item or piece of information that may influence investors' decisions on a given security, with a consequent impact on the share price.
Other reserves	This heading is broken down as follows:
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
Statements of changes in equity	The statements of changes in equity reflect all the movements generated in each year in each of the headings of the equity, including those from transactions undertaken with shareholders when they act as such, and those due to changes in accounting criteria or corrections of errors, if any. The applicable regulations establish that certain categories of assets and liabilities are recognized at their fair value with a charge to equity. These charges, known as “Accumulated other comprehensive income”, are included in the Group’s total equity net of tax effect, which has been recognized as deferred tax assets or liabilities, as appropriate.
Statements of recognized income and expense	The statement of recognized income and expenses reflect the income and expenses generated in each fiscal year, distinguishing between those recognized in the profit and loss accounts and the “Other recognized income and expenses”; which are recorded directly in the equity.

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

Value at Risk (VaR)
Value at Risk (VaR) is the basic variable for measuring and controlling the Group’s market risk. This risk metric estimates the maximum loss that may occur in a portfolio’s market positions for a particular time horizon and given confidence level. VaR figures are estimated following the methodology of VaR without smoothing, which awards equal weight to the daily information for the immediately preceding last two years. This is currently the official methodology for measuring market risks vis-à-vis compliance limits of the risk.

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