Form 20-F
period 2025-12-31
BANCO BILBAO VIZCAYA ARGENTARIA, S.A.
filed 2026-02-20
CIK 842180

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025
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

The number of outstanding shares of each class of stock of the Registrant as of December 31, 2025, was:
Ordinary shares, par value €0.49 per share—5,708,968,700

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
Yes [ ]    No [X]

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

CERTAIN TERMS AND CONVENTIONS
The terms below are used as follows throughout this report:
•“BBVA”, the “Bank”, the “Company”, the “Group”, the “BBVA Group” or first person personal pronouns, such as “we”, “us” or “our”, mean Banco Bilbao Vizcaya Argentaria, S.A. and its consolidated subsidiaries unless otherwise indicated or the context otherwise requires.
•“BBVA Mexico” means Grupo Financiero BBVA Bancomer, S.A. de C.V. and its consolidated subsidiaries, unless otherwise indicated or the context otherwise requires.
•“Consolidated Financial Statements” means our audited consolidated financial statements as of and for the years ended December 31, 2025, 2024 and 2023, presented in compliance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS-IASB”), as well as in accordance with the International Financial Reporting Standards endorsed by the European Union (“EU-IFRS”) applicable as of December 31, 2025, considering Bank of Spain Circular 4/2017, as well as its successive amendments, and any other legislation governing financial reporting which was, as of the date of preparation of such consolidated financial statements, applicable, and with the format and mark-up requirements established in the EU Delegated Regulation 2019/815 of the European Commission.
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
Other important factors that could cause actual results to differ materially from those expressed or implied by forward-looking statements include, among others:
•the deterioration of economic conditions or changes in the institutional environment in the countries in which we operate and/or to whose sovereign debt we are exposed, especially Spain, Mexico and Turkey, including any adverse developments, or the perception that such developments may occur, regarding credit quality, public debt sustainability, economic or fiscal policy and sovereign ratings, particularly Spain’s, Mexico’s and Turkey’s, among other factors. Financial and macroeconomic volatility may increase as a result of, among other factors, U.S. administration policies, including tariffs and fiscal and regulatory changes. The effects of, and uncertainty arising from, these policies and large fiscal deficits could further increase the U.S. risk premium, pushing up long-term sovereign yields and further weakening the U.S. dollar, and they may spark further market instability;
•the effects of geopolitical tensions and economic challenges in recent years including, among other factors, the ongoing conflicts in Ukraine and in the Middle East, the long-standing United States-China rivalry, including recent trade tariffs, the escalation of trade tariffs globally and changes in policies generally. Interventionist actions by the United States in South America could also constitute a significant source of risk. Overall, rising global geopolitical tensions increase uncertainty around the outlook for the world economy and the likelihood of economic and financial disruptions, including a sharp global growth slowdown;
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
•in Spain, political, regulatory and economic uncertainty may have a negative impact on economic activity, and there is a risk that public policies could be adopted that have an adverse impact on the economy or our business;
•downgrades in our credit ratings or in sovereign credit ratings, particularly Spain’s, Mexico’s and Turkey’s respective credit ratings;

•the monetary, interest rate and other policies of central banks, and the trade, economic and other policies of governments, in the EU, Spain, Mexico, Turkey, the United States and elsewhere, including the impact of the still-prevailing high interest rates and the escalation of trade tariffs globally on the Group’s results of operations (including potential mark-to-market losses on securities portfolios, reduced demand for credit, increased funding costs and higher default rates). Moreover, any interest rate reductions may result in higher inflation and adversely affect the Group’s results of operations;
•adjustments in the real estate markets in the geographical areas in which we operate, in particular in Spain, Mexico and Turkey;
•the success of our acquisitions and investments, divestitures, mergers, joint ventures and strategic alliances;
•the effects of competition in the markets in which we operate and the rise of neobanks (a new generation of financial institutions that operate exclusively online), which may be affected by regulation or deregulation affecting us or our competitors, and our ability to manage information technology obsolescence, implement technological advances on a timely basis or at all and effectively capture the benefits of emerging technologies, including cloud computing, artificial intelligence, big data analysis, crypto currencies and alternative payment systems;
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
•our ability to continue to access sources of liquidity and funding and our ability to receive dividends and other funds from our subsidiaries;
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
•our success in managing the risks involved in the foregoing, which depends, among other things, on the adequacy of our internal risk models and our ability to anticipate events that are not captured or fully accounted for in the models we use or which otherwise requires us to successfully adjust our risk parameters, risk appetite framework and estimations to account for the foregoing and any changes in market conditions; and
•force majeure and other events beyond our control.

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
There are no differences between EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2017 and IFRS-IASB as of and for the years ended December 31, 2025, 2024 and 2023. The Consolidated Financial Statements included in this Annual Report are presented in compliance with IFRS-IASB and in accordance with EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2017.
For a description of our critical accounting policies, see “Item 5. Operating and Financial Review and Prospects—Critical Accounting Policies” and Note 2.2 to the Consolidated Financial Statements.
The financial information as of and for the years ended December 31, 2024 and 2023 included herein and in the Consolidated Financial Statements may differ from previously reported financial information as of such dates and for such periods in our respective annual reports on Form 20-F for certain prior years, as a result of certain of the modifications referred to in the section “—Changes in Intra-Group Adjustments” below.
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
Share Buyback Program
On January 30, 2025, BBVA announced a share buyback program for an amount of €993 million. The execution of the program was carried out externally by Citigroup Global Markets Europe AG.
On December 10, 2025, BBVA announced the completion of the share buyback program upon reaching the maximum monetary amount, having acquired a total of 54,316,765 BBVA shares, between October 31 and December 10, 2025, representing, approximately, 0.93% of BBVA’s share capital as of December 10, 2025.
On December 23, 2025, BBVA notified the partial execution of the share capital reduction resolution adopted by the Annual General Shareholders’ Meeting of BBVA held on March 21, 2025, reducing BBVA’s share capital in a nominal amount of €26,615,214.85 and the consequent redemption, charged to unrestricted reserves, of 54,316,765 BBVA shares of €0.49 par value each acquired derivatively by BBVA in execution of the program and which were held as treasury shares.
On December 19, 2025, BBVA announced a further share buyback program for an amount of €3,960 million. The execution is being implemented externally by the independent manager J.P. Morgan SE.
For more information on the share buyback programs, see “Item 8. Financial Information—Consolidated Statements and Other Financial Information—Dividends—Share Buyback Programs” and Notes 4, 26, 27, 28 and 29 to the Consolidated Financial Statements.
1 With respect to Turkey, IAS 29 does not apply to the operations outside Turkey of the Türkiye Garanti Bankası A.Ş. group of companies, and in particular to the financial statements of Garanti Bank S.A. in Romania and GarantiBank BBVA International N.V. in the Netherlands.

Changes in Intra-Group Adjustments
Following the publication of our consolidated financial statements as of and for the years ended December 31, 2024, 2023 and 2022 included in our annual report on Form 20-F for the year ended December 31, 2024, certain immaterial balance sheet amounts related to specific activities undertaken by the business units were reallocated between the operating segments and the Corporate Center. As a result, certain expenses were reallocated, in particular, between Spain, Rest of Business and the Corporate Center. In order to make the segment information as of and for the years ended December 31, 2024 and 2023 comparable with the segment information as of and for the year ended December 31, 2025, segment information as of and for the years ended December 31, 2024 and 2023 has been revised in conformity with these intra-group adjustments. These intra-group adjustments had no impact at the consolidated level.
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
[Reserved]
B. Capitalization and Indebtedness
Not Applicable.
C. Reasons for the Offer and Use of Proceeds
Not Applicable.

D. Risk Factors
MACROECONOMIC AND GEOPOLITICAL RISKS
A deterioration in economic or political conditions in the countries where the Group operates could have a material adverse effect on the Group’s business, financial condition and results of operations
The Group is sensitive to the deterioration of economic conditions or the alteration of the institutional environment of the countries in which it operates, especially Spain, Mexico and Turkey, which respectively represented 53.1%, 21.2% and 10.6% of the Group’s assets as of December 31, 2025 (53.3%, 21.8% and 10.7% as of December 31, 2024, respectively, and 58.3% 22.4% and 8.8%, as of December 31, 2023, respectively). Additionally, the Group is exposed to sovereign debt, especially sovereign debt related to these countries. For summarized information on the macroeconomic conditions that these countries are currently facing, and which could significantly affect the Group, see “Item 5. Operating and Financial Review and Prospects—Operating Results—Operating Environment”.
The global economy is undergoing significant changes, driven in part by the policies of the U.S. administration. Uncertainty surrounding the consequences of such changes is exceptionally high, substantially increasing geopolitical, economic and financial risks. The increase in U.S. tariffs on imports from its trade partners has triggered financial market volatility, reinforcing risks to the global economic outlook. The final level and duration of these tariffs, and the high uncertainty in connection therewith, could negatively impact the world economy, worsening the prospects for the macroeconomic environment. As a result of adopted or announced tariffs, global growth could slow or decline significantly. While fiscal stimulus and monetary easing measures could partially offset the impact of trade protectionism, particularly in the Eurozone, where significant public spending increases have been announced, the impact of higher U.S. tariffs could be amplified by the adoption of retaliatory measures by other countries, sustained uncertainty, weakening confidence levels and financial deterioration, among other factors. Increased tariffs also raise the risk of inflation in the United States and the Eurozone, which could further slow private demand and, at the same time, constrain the Federal Reserve’s (“Fed”) and the ECB’s ability to lower rates if warranted by activity.

Beyond higher import tariffs, tighter U.S. controls on migration flows could also affect the labor market in the United States, add to inflationary pressures and weigh on economic growth. The U.S. administration’s fiscal, monetary, regulatory, industrial and foreign policies, among others, could likewise contribute to financial and macroeconomic volatility. This is compounded by concerns that the Fed’s independence in decision-making may be weakened by political considerations. Amid heightened uncertainty over U.S. policies and the prospect of large fiscal deficits, the U.S. risk premium has increased, and could rise further, pushing up long-term sovereign yields and further weakening the U.S. dollar. These developments could also spark episodes of volatility, especially given the high debt levels in both developed and emerging economies. The relatively high valuations of AI-related stocks are also a source of uncertainty and may lead to financial market volatility. Rising trade protectionism and the U.S.-China rivalry could further heighten geopolitical tensions, especially against the backdrop of ongoing conflicts in Ukraine and the Middle East, recent tensions in Latin America and Iran and the Greenland crisis. In response to these risks and the changes in the foreign policy of the U.S. administration, the European Union (EU) has adopted measures to increase military spending, which could support growth but, to some extent, add pressure on inflation and interest rates in the region.

Overall, rising global geopolitical tensions increase uncertainty around the outlook for the world economy and the likelihood of economic and financial disruptions, including an economic recession.

Further, the Group is exposed to, among other risks, the following general risks with respect to the economic and institutional environment in the countries where it operates: a deterioration in economic activity, including potential recession scenarios; inflationary pressures which could lead to tightening of monetary conditions; stagflation triggered by intense or prolonged supply shocks, including as a result of protectionist escalation or a sharp rise in oil and gas prices; exchange rate volatility; adverse developments in real estate markets; changes in the institutional environment of the countries where the Group operates, which could lead to sudden and pronounced GDP contractions and/or shifts in regulatory or government policy, including capital controls, dividend restrictions, or the imposition of new taxes or levies; high levels of public debt or external deficits, which could lead to sovereign credit rating downgrades or even defaults or debt restructurings; the impact of policies adopted by the U.S. administration, around which significant uncertainty remains; and episodes of volatility in the financial markets, such as those seen recently. Any of the above could result in significant losses for the Group.

Our results may also be adversely affected by factors specific to the countries where we operate. In Spain, political, regulatory, and economic uncertainty may have a negative impact on activity. In Mexico, there is considerable uncertainty regarding the impact of the recently approved constitutional reforms, as well as the policies of the U.S. administration and the outcome of the review of the United States-Mexico-Canada free trade agreement (USMCA).

In Turkey, despite the gradual recent improvement, macroeconomic conditions remain relatively unstable, marked by pressure on the Turkish lira, high inflation, a significant trade deficit, relatively low central bank foreign exchange reserves, and high external financing costs. Recent political and social tensions could also trigger new episodes of financial volatility and macroeconomic risks. Moreover, uncertainty remains over the impact on Turkey of the geopolitical situation in the Middle East. These factors could lead to a deterioration in the purchasing power and creditworthiness of the Group’s customers. In addition, official interest rates, regulatory and macroprudential policies affecting the banking sector, hyperinflation and currency depreciation in Turkey have impacted and may continue to impact the Group’s results. In South America, ongoing and potential interventionist actions by the United States in some of its countries constitute a significant source of risk. In Argentina, despite the improved prospects for the economy following significant fiscal, monetary and exchange rate adjustments, the risk of economic and financial turmoil persists. Lastly, in Colombia and Peru, meteorological events, political tensions, and a deterioration of public finances could weigh adversely on economic performance.

Given the significance of the Group’s exposure to each of Spain, Mexico and Turkey, any adverse change affecting political, economic and social conditions in any of such countries could have a material adverse effect on the Group’s business, financial condition and results of operations.

Any of these factors may have a material adverse effect on the Group’s business, financial condition and results of operations.

Political, economic and social conditions in any of Spain, Mexico and Turkey may have a material adverse effect on our business, financial condition and results of operations
The Group has historically carried out its lending activity mainly in Spain, which continues to be its primary business area. In addition, the Group is significantly exposed to Mexico and Turkey. As of December 31, 2025, total risk in financial assets in Spain, Mexico and Turkey (in each case calculated as set forth in Appendix IX (Additional information on risk concentration) of the Consolidated Financial Statements) amounted to €252,299 million, €163,059 million and €68,309 million, respectively, equivalent to 32.5%, 21.0% and 8.8%, respectively, of the Group’s total risk in financial assets. The Group’s gross exposure to loans and advances to customers in Spain, Mexico and Turkey totaled €261,536 million, €100,699 million and €55,756 million, respectively, as of December 31, 2025, representing 55.3%, 21.3% and 11.8%, respectively, of the Group’s total amount of loans and advances to customers.
Given the significance of the Group’s exposure to each of Spain, Mexico and Turkey, any adverse change affecting political, economic and social conditions in any such country could have a material adverse effect on the Group’s business, financial condition and results of operations.
BUSINESS RISKS
The Group’s business is subject to inherent risks concerning counterparties’ credit quality and the value of collateral
The total maximum credit risk exposure of the Group (calculated as set forth in Note 7.2.2 to the Consolidated Financial Statements) as of December 31, 2025 was €1,104,820 million (€972,990 million and €904,889 million as of December 31, 2024 and 2023, respectively). The Group has exposures to many different products and counterparties, and the credit quality of its exposures can have a significant effect on the Group’s earnings. Adverse changes in the credit quality of the Group’s counterparties (including borrowers), or any adverse changes in the value of collateral they may have provided, may reduce the value of the Group’s assets, and materially increase the Group’s write-downs and loss allowances. Credit risk can be affected by a range of factors, including an adverse economic environment, a decrease in consumption or corporate or government spending, changes in the credit sovereign rating or in the rating of individual contractual counterparties, their debt levels and the environment in which they operate, increased unemployment, higher commodity prices (especially of energy commodities), reduced asset values (including as a result of natural disasters), increased retail or corporate insolvency levels, litigation and legal and regulatory developments. Credit risk may also be significantly affected by changes in interest rates (as well as the timing, magnitude and pace of these changes). While interest rates have decreased in certain countries, they remain relatively high, and the persistence of relatively high interest rates or any increase in interest rates in the future may lead to a deterioration of the Group’s non-performing loan (“NPL”) ratio and an increase in the Group’s risk-weighted assets (“RWAs”). See “—The Group’s business is particularly vulnerable to interest rates”.
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
Furthermore, a deterioration of economic conditions typically results in a decrease in the price of real estate assets. The Group remains significantly exposed to the real estate market, mainly in Spain and, to a lesser extent, Mexico, due to the fact that many of its loans are secured by real estate assets and due to the significant volume of real estate assets that it maintains on its balance sheet. A fall in the price of real estate assets in a particular region would reduce the value of any real estate securing loans granted by the Group in such region and, therefore, in the event of default, the amount of the expected losses related to such loans would increase. Further, a fall in real estate prices could have a material adverse effect on the default rates of the Group’s residential mortgage and real estate developer credit portfolios. The balance of the Group’s residential mortgage portfolio at a global level was €99,668 million as of December 31, 2025 (€94,577 million and €93,358 million as of December 31, 2024 and 2023, respectively), 69.8% of which related to Spain as of December 31, 2025. Further, the Group’s corporate credit portfolios include real estate developers and constructors. As of December 31, 2025, the Group’s exposure to the construction and real estate sectors (excluding the mortgage portfolio) in Spain was equivalent to €10,602 million, of which €2,314 million corresponded to loans for construction and development activities in Spain (representing 1.2% of the Group’s loans and advances to customers in Spain (excluding the public sector) and 0.3% of the Group’s consolidated assets as of December 31, 2025). The total real estate exposure (excluding the mortgage portfolio), including developer credit and foreclosed assets had a coverage ratio of 18.4% in Spain as of December 31, 2025. Any decrease in the value of collateral will adversely affect our potential losses upon an event of default.
In addition, the Group is directly and directly exposed to the private equity and private credit sectors. Private market funds, to which the Group provides credit, are playing an increasingly important role in financial intermediation. While the Group monitors its exposure to private market funds, it remains at risk both from direct exposure and contagion and systemic risk, which could materially increase its write-downs and allowances for impairment losses.
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
Interest rates are highly sensitive to many factors beyond the Group’s control, including fiscal and monetary policies of governments and central banks, regulation of the financial sector, domestic and international economic and political conditions and other factors. The Group’s results of operations have been positively affected by the increases in interest rates adopted by central banks in recent years in an attempt to tame inflation, contributing to a rise in net interest income that exceeded the corresponding rise in funding costs. Interest rates have begun to decline in most of the regions in which BBVA is present (including the Eurozone and the United States) driven by the central banks’ monetary policies in response to easing inflationary pressures. However, interest rates remain relatively high compared to prior years. The continued prevalence of relatively high interest rates or any increase in interest rates in the future could adversely affect the Group by reducing the demand for credit, limiting its ability to generate credit for its clients and/or increasing the default rate of its counterparties (including borrowers). In particular, the repayment capacity of loans tied to variable interest rates is more sensitive to changes in interest rates. As of December 31, 2025, 2024 and 2023, 45.0%, 45.6% and 47.7%, respectively, of the Group’s gross exposure to loans and advances to customers with maturity greater than one year had floating-interest rates. Changes in interest rate policies may be implemented at a different pace across regions and it is possible that such policies could be accelerated or reversed based on various factors, such as inflation, economic growth or financial stability concerns among other considerations.
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
Although the Group is making efforts to adapt to these changes through its digital transformation, its competitive position is also affected by some regulatory asymmetries that benefit non-bank operators. For example, banking groups are subject to prudential regulations that have implications for most of their businesses, including those in which they compete with non-bank operators (such as FinTechs or BigTechs) that are subject only to regulations specific to the activity they develop or that benefit from loopholes in the regulatory environment. For instance, when banking entities such as the Group carry out financial activities through the use of new technologies, they are generally subject to additional regulations that place them at a competitive disadvantage.
Moreover, the widespread adoption of new technologies, including artificial intelligence, cloud computing, big data analysis, crypto currencies and alternative payment systems that do not use the banking system, could erode the Group’s business or require the Group to make substantial investments to modify or adapt existing products and services, including its mobile and internet banking capabilities. Likewise, the increasing use of these new technologies and mobile banking platforms could have an adverse impact on the Group’s investments in facilities, equipment and employees. A faster pace of transformation towards mobile and online banking models could require changes in the Group’s commercial banking strategy, including the closure or sale of certain branches and the restructuring of others, and a significant reduction in headcount. These changes could result in sizable expenses as the Group reconfigures and transforms its commercial network. In addition, the trend towards the consolidation in the banking industry has created larger banks with which the Group must compete. Any failure by the Group to adapt to its competitive environment or failure to implement any necessary changes to its business model efficiently or on a timely basis could have a material adverse impact on the Group’s competitive position or otherwise have a material adverse effect on the Group’s business, financial condition and results of operations.
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
The risks associated with investing in emerging economies, in general, or in emerging markets where the Group operates, in particular, could trigger capital outflows from those economies and adversely affect such economies and therefore the Group. Moreover, emerging countries are more prone to experiencing significant changes in inflation and volatility in exchange rates, which may have a material impact on the Group’s results of operations, assets (including RWAs) and liabilities. In Turkey, for example, inflation was 30.9% for the year ended December 31, 2025 (according to the Turkish Statistical Institute, TUIK) and the Turkish lira depreciated 27.2% against the euro as of December 31, 2025 compared to December 31, 2024.
The Group’s operations in emerging countries are also exposed to heightened political risks, such as changes in governmental policies, expropriation, nationalization, interest rate limits, exchange controls, capital controls, government restrictions on dividends or bank fees and adverse tax policies. For example, the repatriation of dividends from BBVA’s Venezuelan, Argentinian and Turkish subsidiaries is subject to certain restrictions and there is no assurance that these restrictions will be lifted in the future, or that further restrictions will not be imposed. Since BBVA’s ability to pay dividends depends, in part, on the receipt of dividends from its subsidiaries, such restrictions may affect, in turn, BBVA’s ability to pay dividends. ESG risks (see “—Environmental, social and governance (ESG) risks may adversely impact the Group”) may also be higher in the emerging markets where the Group operates as a result of, among other things, more limited resources and capital for ESG investment, lack of comprehensive and reliable data on ESG practices, resource dependency that may lead to unsustainable practices that are at odds with ESG initiatives and underdeveloped or inconsistently enforced regulatory frameworks.
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
ESG risks include short, medium and long-term risks that may adversely affect the Group and its customers or counterparties. ESG is an area of significant public debate and focus for governments and regulators, investors, the Group’s customers and counterparties, and other stakeholders, and, as a result, ESG risks are expected to continue to evolve, and may increase over time.
Among others, ESG risks include the following:
Physical risks: The activities of the Group or those of its customers or counterparties could be adversely affected by the physical risks (including acute and chronic) arising from climate change or other environmental challenges. For example, extreme weather events and chronic shifts in the climate may damage or destroy properties and other assets of the Group or those of its customers or counterparties, make the insurance against certain risks more expensive or unfeasible, result in increased costs, or otherwise disrupt their respective operations (for example, if supply chains are disrupted as a result), diminishing –in the case of the Group’s customers or counterparties - their repayment capacity and, if applicable, the value of assets granted as collateral to the Group. The Group is also exposed to potential long-term physical risks arising from climate change and other environmental challenges, such as any ensuing deterioration in economic conditions that results in credit-related costs, or potential impacts on the Group’s assets and operations. The Group could also be required to change its business models in response to the foregoing.
Legal and regulatory risks: The ESG legal and regulatory landscape is increasingly fragmented. While legislatures and regulatory authorities in many jurisdictions continue to impose extensive requirements for financial institutions to integrate ESG considerations into their risk management and reporting frameworks, others are taking a different approach, with regulatory developments moving in the opposite direction, and a reduced emphasis on climate-related risk supervision, adding further complexity and uncertainty to the compliance environment.

Legal and regulatory changes related to how banks consider and manage climate and other ESG risks or otherwise affecting banking practices or disclosure of information have resulted, and may continue to result, in higher compliance, operational and credit risks and costs. The Group’s customers and counterparties may be exposed to similar legal and regulatory changes, increasing their own compliance and operational risks and costs. Further, legal and regulatory changes have resulted, and may continue to result, in legal uncertainty and the existence of overlapping or conflicting regulatory or other requirements. They may also give rise to regulatory asymmetries whereby some persons, including the Group and its customers and counterparties, are more heavily regulated than others, placing such persons at a disadvantage.
The Group or its customers or counterparties may be unable to meet any new requirements on a timely basis or at all, including new product and service specifications, governance frameworks and practices and disclosure requirements and standards. We expect ESG-related legal and regulatory requirements to continue to evolve in the coming years. In the case of banks in particular, such evolving laws and regulations could include further requirements or restrictions related to lending, investing, capital and liquidity adequacy and operational resilience. The incorporation of ESG risks in the existing prudential framework is still developing and may result in increased risk weighting of certain assets. Moreover, there are significant risks and uncertainties inherent in the development of adequate risk assessment and modeling capabilities with respect to ESG-related matters and the collection and use of customer, third-party and other data, which may result in the Group’s systems or frameworks (or those of its customers and counterparties, where applicable) being inadequate, inaccurate or based on incorrect or insufficient customer, third-party or other data, any of which could adversely affect the Group’s disclosure and financial reporting. Further, increased and/or divergent regulation arising from climate change and other ESG-related challenges could result in increased litigation by different stakeholders (including non-governmental organizations (NGOs)) and regulatory investigations and actions.
Technological risks: Certain of the Group’s customers and counterparties may be adversely affected by the progressive transition to a low-carbon economy and/or risks and costs associated with new low-carbon technologies. If the Group’s customers and counterparties fail to adapt to the transition to a low-carbon economy, or if the costs of doing so adversely affect their creditworthiness, this could adversely affect the Group’s loan portfolios.
Market risks: The Group and certain of the Group’s customers and counterparties may be adversely affected by changes in market preferences due to, among other things, increased ESG concern, on the one hand, or an opposing sentiment, on the other. These changes could impact the demand for our products and services, as well as for those of our customers and counterparties, and investor interest in our securities. Further, the funding costs of businesses that are perceived to be more exposed to climate change or to other ESG-related risks could increase. Any of this could result in the reduced creditworthiness of such customers and counterparties, adversely affecting the Group’s relevant loan portfolios. The Group and its customers and counterparties could also be adversely affected by changes in prices resulting from shifts in demand or supply brought by climate change or other ESG-related factors, including prices of energy and raw materials, or by their inability to foresee or hedge any such changes.
Reputational risks: The perception of climate change and other ESG-related matters as a risk and an appropriate consideration in business and investment decisions, by society, shareholders, customers, governments and other stakeholders (including NGOs), continues to evolve, including in relation to the financial sector’s activities. This may result in increased scrutiny of the Group’s activities, as well as its ESG-related policies, goals, decisions, disclosures or communications. The Group’s reputation and ability to attract or retain customers may be harmed if its response to concerns regarding ESG-related matters is deemed to be insufficient or inappropriate or if a perception is generated among the different stakeholders that the Group’s statements, actions or disclosure do not fairly reflect the underlying sustainability profile of the Group, its products, services, goals and/or policies. At the same time, the Group may refrain from undertaking lending or investing activities or other services that would otherwise have been profitable in order to fulfill its ESG obligations or goals or to avoid reputational harm. Divergent views on ESG policies may also have a negative impact on the Group’s reputation. Increased scrutiny of the Group’s activities, as well as its ESG-related policies, goals, decisions, disclosures and communications, may result in litigation and investigations and supervisory actions (including potential greenwashing or greenhushing claims). The Group has disclosed certain aspirational ESG-related goals and such goals, which are being pursued over the long term, may prove to be considerably more costly or difficult than currently expected, or even impossible, to achieve, including as a result of changes in regulation and policy, the pace of technological change and innovation and the actions of governments and the Group’s customers and competitors. Potential greenwashing claims arising from ESG-related statements, disclosure and/or actions of the Group may also give rise to reputational risks.
Any of these factors may have a material adverse effect on the Group’s business, financial condition and results of operations.
The outbreak and spread of a pandemic and other large-scale public health events could have a material adverse effect on the Group’s business, financial condition and results of operations

Economic conditions in the countries in which the Group operates may be adversely affected by an outbreak of a contagious disease, which develops into a regional or global pandemic and other large scale public health events. The outbreak of a pandemic or another large-scale public health event may have an adverse material impact on our business, financial condition and results of operations, including as a result of the exacerbation of any of the other risks described in this section. Furthermore, the measures that may be taken by governments, regulators and businesses to respond to any such pandemic or event may lead to slower or negative economic growth, supply disruptions, inflationary pressures and significant increases in public debt, and may also adversely affect the Group’s counterparties (including borrowers), which may lead to increased loan losses. Such measures could also impact the business and operations of third parties that provide critical services to the Group, which may have an adverse material impact on our business, financial condition and results of operations.
The Group faces risks related to its acquisitions and divestitures activity
The Group has acquired and sold several companies, assets and/or businesses over the past few years, and may acquire or sell additional companies, assets and/or businesses in the future. The Group may not complete any ongoing or future transactions in a timely manner, on a cost-effective basis or at all and, if completed, they may not have the expected results.
If any acquisitions or divestitures are completed, the Group’s results of operations could be adversely affected by such acquisition or divestiture-related charges and contingencies. The Group may be subject to litigation in connection with, or as a result of, acquisitions or divestitures, including claims from terminated employees, customers or third parties. In the case of an acquisition, the Group may be liable for potential or existing litigation and claims related to an acquired business, including because either the Group is not indemnified for such claims, or the indemnification is insufficient. Further, in the case of a divestiture, the Group may be required to indemnify the buyer in respect of similar or other matters, including claims against the divested entity or business.
In the case of an acquisition, even though the Group reviews the companies it plans to acquire, it is often not possible for these reviews to be complete in all respects and there may be risks associated with unforeseen events or liabilities relating to the acquired companies, assets or businesses that may not have been revealed or properly assessed during the due diligence processes, resulting in the Group assuming unforeseen liabilities or an acquisition not performing as expected. In addition, acquisitions are inherently risky because of the difficulties that may arise in integrating people, operations and technologies. There can be no assurance that any of the companies, assets or businesses the Group acquires can be successfully integrated or that they will perform well once integrated. Furthermore, completion of any acquisition may constitute a breach or default under agreements or instruments of the company that is being acquired, or otherwise result in the acceleration of obligations (including, without limitation, payment obligations) or changes to rights thereunder or the termination thereof.
In addition, BBVA may not be able to anticipate all losses, costs and other liabilities that may be incurred in connection with a transaction that is completed or may fail to accurately analyze or estimate the consequences of completing such a transaction, either of which could have an adverse effect on the Group’s business, financial condition and results of operations after completion of the transaction. Acquisitions may also lead to potential write-downs that adversely affect the Group’s results of operations.
If an announced transaction is not completed, the market prices of BBVA’s securities may decline or otherwise be subject to fluctuations to the extent the market prices of BBVA’s securities reflect a market assumption that such a transaction would be completed. In addition, the failure to complete a transaction may result in negative publicity or otherwise adversely affect BBVA’s reputation in the investment community and BBVA’s relationship with its employees, clients and other partners in the business community. Following completion of a transaction, BBVA may be exposed to other risk factors specific to the company, asset or business being acquired or otherwise arising from such transaction. Furthermore, completion of a transaction may adversely affect the capital, leverage, liquidity, MREL (as defined below) or resolution profile of BBVA or the Group. Relevant regulators could also impose additional capital, leverage, liquidity, MREL or resolution requirements on the Group as a result of a transaction, which might require the Group to issue additional capital instruments or MREL and/or incur additional costs.
Any of the foregoing may cause the Group to incur significant unexpected expenses, may divert significant resources and management attention from the Group’s other business concerns, or may otherwise have a material adverse effect on the Group’s business, financial condition and results of operations.
FINANCIAL RISKS
The Group has a continuous demand for liquidity to finance its activities and the withdrawal of deposits or other sources of liquidity could significantly affect it

Traditionally, one of the Group’s main sources of financing has been savings accounts and demand deposits. As of December 31, 2025, the balance of customer deposits represented 76.3% of the Group’s total financial liabilities at amortized cost. However, the volume of wholesale and retail deposits can fluctuate significantly, including as a result of factors beyond the Group’s control, such as general economic conditions, changes in economic policy or administrative decisions that diminish their attractiveness as savings instruments (for example, as a consequence of changes in taxation, coverage by guarantee funds for deposits or expropriations) or competition from other savings or investment instruments (including deposits from other banks). In the last years, competition for deposits has increased in various of the regions where the Group operates as interest rates have increased and competitors (including neobanks) have offered remuneration on customer deposits. The vast majority of the Group’s deposits are demand deposits, which may be freely withdrawn by depositors at any time. The methods for withdrawing or transferring deposits, and the speed with which such transactions may be realized, continue to increase, which could affect the stickiness of the Group’s deposit base.
Changes in interest rates and credit spreads may significantly affect the cost of the Group’s short- and long-term wholesale financing. Changes in credit spreads are driven by market factors and are also influenced by the market’s perception of the Group’s solvency. As of December 31, 2025, debt securities issued by the Group represented 12.4% of the total financial liabilities at amortized cost of the Group. In addition, while the Group’s current use of public sources of liquidity is limited, the Group has historically made significant use of public sources of liquidity, such as the ECB’s extraordinary measures taken in response to the financial crisis since 2008 or those taken in connection with the crisis caused by the COVID-19 pandemic.
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
Furthermore, the Group’s credit ratings could be affected by variations in sovereign credit ratings, particularly the rating of Spanish and Mexican sovereign debt. The Group holds a significant portfolio of debt issued by Spain, Spanish autonomous communities, Mexico and other Spanish and Mexican issuers. As of December 31, 2025 and 2024, the Group’s exposure (per European Banking Authority (“EBA”) criteria) to Spain’s public debt portfolio was €58,760 million and €51,833 million, respectively, representing 6.8% and 6.7% of the consolidated total assets of the Group, respectively. As of December 31, 2025 and 2024, the Group’s exposure (per EBA criteria) to Mexico’s public debt portfolio was €31,025 million and €31,681 million, respectively, representing 3.6% and 4.1% of the consolidated total assets of the Group, respectively.
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
The trading market for securities issued by BBVA depends in part on the research reports of third-party securities analysts

The trading market for securities issued by BBVA depends in part on the research reports that third-party securities analysts publish about BBVA and the industry and the countries in which it operates. The publication by one or more of these analysts of a negative recommendation or unfavorable outlook with respect to BBVA or the industry and countries in which it operates could cause the trading price of any such securities to decline.
The Group’s earnings and financial condition have been, and its future earnings and financial condition may continue to be, materially affected by asset impairment
Regulatory, business, economic or political changes and other factors could lead to asset impairment. In recent years, severe market events such as the past sovereign debt crisis, rising risk premiums and falls in share market prices, have resulted in the Group recording large write-downs on its credit market exposures. Doubts regarding the asset quality of European banks have also affected their evolution in the market in recent years.
Several ongoing factors could depress the valuation of the Group’s assets or otherwise lead to the impairment of such assets (including goodwill and deferred tax assets). These include a deteriorating macroeconomic and geopolitical environment, including the risk of a sharp global growth slowdown. Any asset impairments resulting from these or other factors could have a material adverse effect on the Group’s business, financial condition and results of operations.
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

On February 9, 2024, the United States Court of Appeals for the Second Circuit vacated the district court’s decisions, and in June 2024, the plaintiffs filed an amended complaint in the United States District Court for the Southern District of New York. In July 2024, the defendants moved to dismiss the amended complaint. On January 15, 2025, the judge denied the defendants’ motion to dismiss. The case is ongoing. More generally, in recent years, regulators have increased their supervisory focus on consumer protection and corporate behavior, which has resulted in an increased number of regulatory actions.
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
It is difficult to predict the outcome of legal and regulatory actions and proceedings, both those to which the Group is currently exposed and those that may arise in the future, including actions and proceedings relating to former Group subsidiaries or in respect of which the Group may have indemnification obligations. Any of such outcomes could be adverse to the Group. In addition, a decision in any matter, whether against the Group or against another credit entity facing similar claims as those faced by the Group, could give rise to other claims against the Group. In addition, these actions and proceedings draw resources away from the Group and may require significant attention on the part of the Group’s management and employees. As of December 31, 2025, the Group had €805 million in provisions for the proceedings it is facing. See Note 24 to the Consolidated Financial Statements.
However, the uncertainty arising from these proceedings (including those for which no provisions have been made, either because the probability of an unfavorable outcome for the Group is estimated to be remote, because it is not possible to estimate such provisions or for other reasons) makes it impossible to guarantee that the possible losses arising from the resolution of these proceedings will not exceed, where applicable, the amounts that the Group currently has provisioned and, therefore, could affect the Group’s consolidated results.
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
The Spanish judicial authorities are carrying out a criminal investigation relating to possible bribery and revelation of secrets by BBVA
Spanish judicial authorities are investigating the activities of Centro Exclusivo de Negocios y Transacciones, S.L. (“Cenyt”). Such investigation includes the provision of services by Cenyt to BBVA. On July 29, 2019, BBVA was named as an investigated party (investigado) in a criminal judicial investigation (Preliminary Proceeding No. 96/2017 – Piece No. 9, Central Investigating Court No. 6 of the National High Court) for alleged facts which could constitute bribery, revelation of secrets and corruption. Certain current and former employees of the Group, as well as former directors and officers, have also been named as investigated parties in connection with this investigation. Since the beginning of the investigation, BBVA has been proactively collaborating with the Spanish judicial authorities, including sharing with the courts information obtained in the internal investigation hired by the entity in 2019 to contribute to the clarification of the facts. By order of the Criminal Chamber of the National High Court, the pre-trial phase ended on January 29, 2024. On June 20, 2024, the Judge issued an order authorizing the continuation of abbreviated criminal proceedings against BBVA and certain current and former employees of BBVA, as well as against some former directors and officers, for alleged facts which could constitute bribery and revelation of secrets. It is not possible at this time to predict the possible outcomes or implications for the Group of this matter, including any fines, damages or harm to the Group’s reputation caused thereby.
REGULATORY, TAX, COMPLIANCE AND REPORTING RISKS

The financial services sector is one of the most regulated sectors in the world. The Group is subject to a broad regulatory and supervisory framework, which has increased significantly in the last decade. Regulatory activity in recent years has affected multiple areas, including changes in accounting standards; strict regulation of capital, liquidity and remuneration; bank charges and taxes on financial transactions; regulations affecting mortgages, banking products and consumers and users; recovery and resolution measures; stress tests; prevention of money laundering and terrorist financing; market abuse; conduct in the financial markets; conduct with clients; the protection of personal data; antitrust; anti-corruption; and requirements as to the periodic publication of information. Governments, regulatory authorities and other institutions continually make proposals to strengthen the resistance of financial institutions to future crises. Further, there is an increasing focus on the climate-related financial risk management capabilities of banks. Furthermore, the international nature of the Group’s operations means that the Group is subject to a wide and complex range of local and international regulations in these matters, sometimes with overlapping scopes and areas regulated. This complexity, which can be exacerbated by differences and changes in the interpretation or application of these standards by local authorities, makes compliance risk management difficult and costly, requiring highly sophisticated monitoring, qualified personnel and general training and awareness of employees.
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

Any such determination, or the mere possibility that such determination could be made, could materially and adversely affect the Group’s business, financial condition and results of operations, as well as the market price and behavior of certain securities issued by the Group or their terms, if amended following any exercise of the Spanish Bail-in Power (as defined herein)).
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
Any such failure could be adversely perceived by investors and/or supervisors who could interpret that a lack of capital-generating capacity for BBVA and/or the Group exists or that the capital structure has deteriorated, either of which could adversely affect the market value or behavior of securities issued by BBVA and/or the Group (in particular, any of its capital instruments and eligible liabilities). Further, BBVA and/or the Group may report amounts different from consensus estimates, which may also affect market perceptions of BBVA and the Group.
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
Regulation (EU) No. 575/2013 of the European Parliament and of the Council of June 26, 2013 on the prudential requirements for credit institutions establishes a binding requirement for the leverage ratio effective from June 28, 2021 of 3.00% of Tier 1 capital (as of December 31, 2025 the phased-in and the fully loaded leverage ratios of the Group were 6.15%). Any failure to comply with this leverage ratio buffer may also result in the need to calculate and report the MDA, and restrictions on discretionary payments.
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
In addition, governments in different jurisdictions, including Spain, have sought to identify new funding sources, and they have recently focused on the financial sector, including in response to the demands of various political forces. The Group’s presence in various jurisdictions increases its exposure to regulatory and interpretative changes, which may include (i) increases in the tax rates to which the Group is subject, such as the introduction in Spain of a minimum effective tax rate for purposes of the Spanish Corporate Income Tax and the Non-Residents Income Tax introduced by Law 22/2021, of December 28, with effect as of January 1, 2022 (in particular, the minimum net tax liability for credit institutions is 18% of their tax base), and the introduction of a global minimum effective tax rate of corporate taxation (15%) for multinational enterprises and large-scale domestic groups in the EU introduced by the EU Council Directive 2022/2523 of December 14, 2022 that has already been transposed into Spanish law, or (ii) the creation of new taxes and/or levies, like the common financial transaction tax (“FTT”) in the proposed Tax Directive of the European Commission for the Financial Transactions Tax (which would tax the acquisitions of certain securities negotiated in markets where the Group operates) and the Spanish FTT which came into effect in Spain in January 2021. Further, in Spain, new taxes have been created that apply only to credit institutions.
On December 19, 2024, the Spanish Congress passed Law 7/2024 which transposes the EU Council Directive 2022/2523, creating a new tax on the net interest income and commissions of certain credit institutions in Spain, including BBVA. The taxable base of this tax is the positive balance of the net interest income and the net commissions derived from the activity carried out in Spain, subject to an exemption of €100 million. The net taxable base cannot be negative, and the applicable tax rate varies from 1% to 7%. Certain reductions and deductions from the tax quota are provided for in the law. The new tax applies for the first three consecutive tax periods starting on or after January 1, 2024. For additional information, see “Item 4. Information on the Company—Business Overview—Supervision and Regulation—Principal Markets—Spain—Interest Margin and Commission Tax (IMIC)”. Increases in the tax burden of the Group could materially and adversely affect the Group’s business, financial condition and results of operations.
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

These anti-corruption laws generally prohibit providing anything of value to government officials for the purposes of obtaining or retaining business or securing any improper business advantage. As part of the Group’s business, the Group directly or indirectly, through third parties, deals with entities whose employees are considered to be government officials. Generally, all these regulations require banking entities to, among other measures, use due diligence measures to manage compliance risk.
Sometimes, banking entities must apply enhanced due diligence measures due to the very nature of their activities (among others, private banking, money transfer and foreign currency exchange operations), as they may present a higher risk of money laundering or terrorist financing. Although the Group has adopted policies, procedures, systems and other measures to manage compliance risk, it is dependent on its employees and external suppliers for the implementation of these policies, procedures, systems and other measures, and it cannot guarantee that these are sufficient or that the employees (127,174 as of December 31, 2025) or other persons of the Group or its business partners, agents and/or other third parties with a business or professional relationship with the Group do not circumvent or violate regulations or the Group’s ethics and compliance regulations, acts for which such persons or the Group could be held ultimately responsible and/or that could damage the Group’s reputation. In particular, acts of misconduct by any employee, and particularly by senior management, could erode trust and confidence and damage the Group’s reputation among existing and potential clients and other stakeholders.
Actual or alleged misconduct by Group entities in any number of activities or circumstances, including operations, employment-related offenses such as sexual harassment and discrimination, regulatory compliance, the use and protection of data and systems, and the satisfaction of client expectations, and actions taken by regulators or others in response to such misconduct, could lead to, among other things, sanctions, fines and reputational damage, any of which could have a material adverse effect on the Group’s business, financial condition and results of operations. Furthermore, the Group may not be able to prevent third parties outside the Group from using the banking network in order to launder money or carry out illegal or inappropriate activities. The inherent risk of money laundering has increased in recent years, due to the accelerated transformation of the financial services business model, including the digitalization of the customer relationship, increased complexity in clients (including clients’ legal structures), and the growing cross-border interconnection of operations and products. Further, financial crimes continually evolve and emerging technologies, such as cryptocurrencies and blockchain, could limit the Group’s ability to track the movement of funds. Additionally, in a context of adverse economic conditions and growing geopolitical tensions, it is possible that financial crime attempts will increase significantly.
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
BBVA’s financial statements are based in part on assumptions and estimates which, if inaccurate, could cause material misstatement of the results of its operations and financial condition
The preparation of financial statements in compliance with IFRS-IASB and EU-IFRS requires the use of estimates. It also requires management to exercise judgment in applying relevant accounting policies. The key areas involving a higher degree of judgment or complexity, or areas where assumptions are significant to the consolidated and individual financial statements, include the classification, measurement and impairment of financial assets, particularly where such assets do not have a readily available market price, the assumptions used to quantify certain provisions and for the actuarial calculation of post-employment benefit liabilities and commitments, the useful life and impairment losses of tangible and intangible assets, the valuation of goodwill and purchase price allocation of business combinations, the fair value of certain unlisted financial assets and liabilities, the recoverability of deferred tax assets and the exchange and inflation rates of certain countries where the Group operates.
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
The further development of standards and interpretations under IFRS-IASB and EU-IFRS could also significantly affect the results of operations, financial condition and prospects of the Group.

OPERATIONAL RISKS
Attacks, failures or deficiencies in the Group’s procedures, systems and security or those of third parties to which the Group is exposed could have a material adverse effect on the Group’s business, financial condition and results of operations, and could harm its reputation
The Group’s activities depend to a large extent on its ability to process and report effectively and accurately on a high volume of highly complex transactions with numerous and diverse products and services, in different currencies and subject to different regulatory regimes. Therefore, it relies on information technology (“IT”) systems for data transmission, processing and storage. However, IT systems are vulnerable to various problems, such as hardware and software malfunctions, computer viruses, hacking, and physical damage to IT centers. BBVA’s exposure to these risks has increased significantly in recent years due to the Group’s implementation of its ambitious digital strategy. Currently, approximately 66% of new clients choose digital channels to start their relationship with BBVA.
The Group suffers cybersecurity incidents and other attacks, failures or deficiencies in the Group’s procedures, systems and security from time to time. Such attacks, failures and deficiencies have from time to time in the past and may in the future lead to, among other things, the misappropriation of funds of the Group’s clients or the Group itself and the unauthorized disclosure, destruction or use of confidential information or personal data, as well as prevent the normal operation of the Group, and impair its ability to provide services and carry out its internal management. In addition, such attacks, failures or deficiencies have from time to time in the past and may in the future result in the loss of customers and business opportunities, damage to computers and systems, violation of regulations regarding data protection and/or other regulations, exposure to litigation, fines, sanctions or interventions, loss of confidence in the Group’s security measures, damage to its reputation, reimbursements and compensation, and additional regulatory compliance expenses and may have a material adverse effect on the Group’s business, financial condition and results of operations. Furthermore, it is possible that such attacks, failures or deficiencies will not be detected on time or ever. The Group is likely to be forced to spend significant additional resources to improve its security measures in the future. As cyber-attacks are becoming increasingly sophisticated and difficult to prevent (including as a result of the use of artificial intelligence), the Group may not be able to anticipate or prevent all possible vulnerabilities, nor implement preventive measures that are effective or sufficient.
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
The integrity of the Group’s communications and the security of its digital assets face an unprecedented structural challenge due to the advancement of quantum computing. The emergence of the so-called 'Q-Day'—the point at which a quantum computer becomes capable of breaking current public-key cryptography algorithms—represents a systemic risk to data confidentiality. The Group is exposed to the “Harvest Now, Decrypt Later” threat, wherein malicious actors intercept and store encrypted data with the intent of decrypting it once quantum technology matures. Furthermore, the emergence of quantum computing poses a significant risk regarding the potential breaking and forgery of digital signatures. Despite efforts to implement Quantum-Safe protocols and post-quantum cryptography (PQC) standards, the complexity of migrating legacy systems and the sheer speed of technological advancement could outpace the Group’s response capacity. Failure to ensure a timely transition to a quantum-resilient infrastructure could result in the vulnerability of sensitive historical information, compromising client trust and exposing the entity to significant legal and financial consequences. Customers and other third parties to which the Group is significantly exposed, including the Group’s service providers (such as providers of data processing or cloud computing services to which the Group has outsourced certain services), face similar risks. Any attack, failure or deficiency that may affect such third parties could, among other things, adversely affect the Group’s ability to carry out operations or provide services to its clients or result in the unauthorized disclosure, destruction or use of confidential information or personal data. Furthermore, the Group may not be aware of such attack, failure or deficiency in time, which could limit its ability to react. Moreover, as a result of the increasing consolidation, interdependence and complexity of financial institutions and technological systems, an attack, failure or deficiency that significantly degrades, eliminates or compromises the systems or data of one or more financial institutions could have a significant impact on its counterparts or other market participants, including the Group.
Given the increasing consolidation among technology service providers, a systemic adverse event at a key third party could materially impact the Group’s operational continuity and its ability to provide core financial services in the markets where it operates, which could have a material adverse effect on the BBVA Group’s reputational standing or otherwise have a material adverse effect on the Group’s business, financial condition and results of operations.

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
Capital Expenditures
Our principal investments are financial investments in our subsidiaries and affiliates. In 2025, 2024 and 2023, there were no significant capital expenditures.
Capital Divestitures
Our principal divestitures are divestitures in our subsidiaries and affiliates. In 2025, 2024 and 2023, there were no significant capital divestitures.
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
In 2025, the number of digital and mobile phone customers and the volume of online transactions continued to increase.
Operating Segments
As of December 31, 2025, the structure of the operating segments used by the BBVA Group for management purposes remained the same as in 2024.
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
Following the publication of our consolidated financial statements as of and for the years ended December 31, 2024, 2023 and 2022 included in our annual report on Form 20-F for the year ended December 31, 2024, certain immaterial balance sheet amounts related to specific activities undertaken by the business units were reallocated between the operating segments and the Corporate Center. As a result, certain expenses were reallocated, in particular, between Spain, Rest of Business and the Corporate Center. In order to make the segment information as of and for the years ended December 31, 2024 and 2023 comparable with the segment information as of and for the year ended December 31, 2025, segment information as of and for the years ended December 31, 2024 and 2023 has been revised in conformity with these intra-group adjustments. These intra-group adjustments had no impact at the consolidated level.
The breakdown of the Group’s total assets by each of BBVA’s operating segments and the Corporate Center as of December 31, 2025, 2024 and 2023 was as follows:

	As of December 31,
	2025	2024	2023
	(In Millions of Euros)
Spain	456,419	411,620	452,423
Mexico	182,525	168,470	173,489
Turkey	90,702	82,782	68,329
South America	76,648	73,997	64,779
Rest of Business	88,638	66,534	64,274
Subtotal Assets by Operating Segment	894,931	803,404	823,294
Corporate Center and Adjustments (1)	(35,355)	(31,002)	(47,736)
Total Assets BBVA Group	859,576	772,402	775,558
(1)Includes balance sheet intra-group adjustments between the Corporate Center and the operating segments (see “Presentation of Financial Information—Changes in Intra-Group Adjustments” for information on such adjustments).
The following table sets forth information relating to the profit (loss) attributable to parent company for each of BBVA’s operating segments and the Corporate Center for the years ended December 31, 2025, 2024 and 2023. Such information is presented under management criteria; however, for the years ended December 31, 2025, 2024 and 2023, there are no differences between the sum of the income statements of our operating segments and the Corporate Center (calculated in accordance with management criteria used to report segment financial information) and the consolidated income statement of the Group. For additional information on the profit (loss) attributable to parent company for each of BBVA’s operating segments and the Corporate Center, see “Item 5. Operating and Financial Review and Prospects—Operating Results—Results of Operations by Operating Segment”.

	Profit / (Loss) Attributable to Parent Company			% of Profit / (Loss) Attributable to Parent Company (1)
	For the year ended December 31,
	2025	2024	2023	2025	2024	2023
	(In Millions of Euros)			(In Percentage)
Spain	4,175	3,752	2,690	36	34	28
Mexico	5,264	5,447	5,319	45	50	56
Turkey	805	611	527	7	6	6
South America	726	635	601	6	6	6
Rest of Business	627	511	403	5	5	4
Subtotal operating segments	11,597	10,956	9,541	100	100	100
Corporate Center	(1,086)	(901)	(1,522)
Profit attributable to parent company	10,511	10,054	8,019

(1)    Based on subtotal from operating segments.

The following table sets forth certain summarized information relating to the income of each operating segment and the Corporate Center for the years ended December 31, 2025, 2024 and 2023. Such information is presented under management criteria; however, for the years ended December 31, 2025, 2024 and 2023, there are no differences between the sum of the income statements of our operating segments and the Corporate Center (calculated in accordance with management criteria used to report segment financial information) and the consolidated income statement of the Group. For additional information on the income of each of BBVA’s operating segments and the Corporate Center, see “Item 5. Operating and Financial Review and Prospects—Operating Results—Results of Operations by Operating Segment”.

	Operating Segments
	Spain	Mexico	Turkey	South America	Rest of Business	Corporate Center	Total
	(In Millions of Euros)
December 2025
Net interest income / (expense)	6,588	11,424	3,079	4,830	828	(469)	26,280
Gross income	10,027	15,198	5,213	5,363	1,807	(678)	36,931
Operating profit / (loss) before tax	5,933	7,341	1,863	1,758	772	(1,440)	16,227
Profit / (loss) attributable to parent company	4,175	5,264	805	726	627	(1,086)	10,511
December 2024
Net interest income / (expense)	6,384	11,556	1,492	5,589	742	(495)	25,267
Gross income	9,443	15,337	4,212	5,405	1,472	(388)	35,481
Operating profit / (loss) before tax	5,263	7,522	1,741	1,342	648	(1,110)	15,405
Profit / (loss) attributable to parent company	3,752	5,447	611	635	511	(901)	10,054
December 2023
Net interest income / (expense)	5,570	11,054	1,869	4,394	539	(336)	23,089
Gross income	7,848	14,267	2,981	4,331	1,113	(999)	29,542
Operating profit / (loss) before tax	3,855	7,329	1,324	1,189	499	(1,777)	12,419
Profit / (loss) attributable to parent company	2,690	5,319	527	601	403	(1,522)	8,019

The following tables set forth summarized information relating to the balance sheet of the operating segments and the Corporate Center and adjustments as of December 31, 2025, 2024 and 2023:

	As of December 31, 2025
	Spain	Mexico	Turkey	South America	Rest of Business	Total Operating Segments	Corporate Center and Adjustments (1)
	(In Millions of Euros)
Total Assets	456,419	182,525	90,702	76,648	88,638	894,931	(35,355)
Cash, cash balances at central banks and other demand deposits	19,928	10,417	9,061	8,075	11,564	59,045	(208)
Financial assets at fair value (2)	119,919	59,528	5,010	10,499	2,032	196,988	(2,716)
Financial assets at amortized cost	263,566	105,972	72,047	54,336	74,448	570,369	(1,477)
Loans and advances to customers	192,958	97,259	53,745	51,151	66,502	461,616	(1,216)
Of which:
Residential mortgages	69,596	18,487	1,906	8,807	872	99,668
Consumer finance	17,596	15,331	7,900	10,297	815	51,940
Other households	5,857	2,242	2,929	900	238	12,166
Credit cards	2,797	11,098	11,033	3,800	26	28,755
Loans to enterprises	79,418	43,426	29,041	25,021	63,770	240,676
Loans to public sector	15,677	7,158	270	1,656	822	25,583
Total Liabilities	441,245	171,511	81,467	69,391	83,421	847,034	(49,256)
Financial liabilities held for trading and designated at fair value through profit or loss	82,785	32,406	1,690	2,428	766	120,074	(9,740)
Financial liabilities at amortized cost - Customer deposits	251,430	93,855	62,984	53,375	40,932	502,576	(75)
Of which:
Demand and savings deposits	198,559	77,148	31,340	32,945	20,888	360,881
Time deposits	39,887	16,669	31,194	20,430	20,044	128,224
Total Equity	15,174	11,014	9,235	7,257	5,217	47,897	13,901
Assets under management	119,535	69,533	26,290	8,289	736	224,383
Mutual funds	92,820	62,657	19,436	8,289	—	183,201
Pension funds	26,715	—	6,855	—	736	34,306
Other placements	—	6,876	—	—	—	6,876
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

	As of December 31, 2024
	Spain	Mexico	Turkey	South America	Rest of Business	Total Operating Segments	Corporate Center and Adjustments (1)
	(In Millions of Euros)
Total Assets	411,620	168,470	82,782	73,997	66,534	803,404	(31,002)
Cash, cash balances at central banks and other demand deposits	12,734	12,564	8,828	8,906	8,348	51,379	(234)
Financial assets at fair value (2)	109,569	54,547	4,503	10,884	1,627	181,130	(1,798)
Financial assets at amortized cost	237,279	94,595	64,893	49,983	56,013	502,763	(362)
Loans and advances to customers	179,667	88,725	48,299	46,846	50,392	413,930	(1,453)
Of which:
Residential mortgages	67,975	16,280	1,636	8,011	679	94,580
Consumer finance	15,911	13,087	6,286	9,582	700	45,566
Other households	5,642	2,578	2,306	827	191	11,544
Credit cards	2,798	9,514	10,185	3,557	15	26,070
Loans to enterprises	71,877	40,745	27,605	23,041	48,155	211,423
Loans to public sector	12,516	6,840	225	1,645	654	21,879
Total Liabilities	396,475	156,743	74,537	66,907	61,501	756,163	(43,774)
Financial liabilities held for trading and designated at fair value through profit or loss	75,143	30,885	1,943	2,060	642	110,674	(9,131)
Financial liabilities at amortized cost - Customer deposits	226,391	84,949	58,095	50,738	27,432	447,605	41
Of which:
Demand and savings deposits	192,770	70,091	26,482	31,172	11,295	331,810
Time deposits	27,153	13,871	30,961	19,566	16,137	107,687
Total Equity	15,145	11,727	8,245	7,090	5,033	47,242	12,772
Assets under management	108,694	57,253	18,076	7,936	645	192,604
Mutual funds	82,852	52,528	12,949	7,936	—	156,264
Pension funds	25,841	—	5,128	—	645	31,614
Other placements	—	4,726	—	—	—	4,726
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

	As of December 31, 2023
	Spain	Mexico	Turkey	South America	Rest of Business	Total Operating Segments	Corporate Center and Adjustments (1)
	(In Millions of Euros)
Total Assets	452,423	173,489	68,329	64,779	64,274	823,294	(47,736)
Cash, cash balances at central banks and other demand deposits	44,653	10,089	9,700	6,585	4,748	75,776	(359)
Financial assets at fair value (2)	141,045	60,379	3,692	10,508	15,475	231,099	(18,159)
Financial assets at amortized cost	216,334	96,342	51,543	44,508	43,363	452,089	(357)
Loans and advances to customers	173,168	88,112	37,416	41,213	39,322	379,231	(1,588)
Of which:
Residential mortgages	67,028	17,119	1,041	7,409	766	93,363
Consumer finance	14,949	12,862	4,908	9,335	646	42,699
Other households	5,593	2,613	1,200	833	221	10,460
Credit cards	2,575	9,695	6,734	2,595	13	21,611
Loans to enterprises	66,851	38,689	22,967	19,015	37,035	184,556
Loans to public sector	12,716	7,712	489	1,826	521	23,264
Total Liabilities	437,797	162,271	61,892	58,485	60,083	780,528	(60,235)
Financial liabilities held for trading and designated at fair value through profit or loss	111,682	28,492	1,878	3,289	14,831	160,173	(25,158)
Financial liabilities at amortized cost - Customer deposits	216,114	92,564	50,651	42,567	13,056	414,952	(1,465)
Of which:
Demand and savings deposits	187,937	76,156	23,100	26,080	5,170	318,443
Time deposits	28,067	14,770	26,221	16,488	7,885	93,431
Total Equity	14,626	11,218	6,438	6,294	4,191	42,766	12,500
Assets under management	97,253	53,254	7,768	5,525	566	164,366
Mutual funds	72,875	49,062	4,386	5,525	—	131,848
Pension funds	24,378	—	3,382	—	566	28,326
Other placements	—	4,192	—	—	—	4,192
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
•Corporate and Investment Banking: responsible for business with large corporations and multinational groups and the trading floor and distribution business in Spain; and
•Other units: which includes the insurance business unit in Spain (BBVA Seguros) as well as the Group’s shareholding in Compañía de Seguros y Reaseguros, S.A., the Asset Management unit (which manages Spanish mutual funds and pension funds), lending to real estate developers and foreclosed real estate assets in Spain, as well as certain proprietary portfolios and certain funding and structural interest-rate positions of the euro balance sheet which are not included in the Corporate Center. During 2020, BBVA Seguros transferred to Allianz, Compañía de Seguros y Reaseguros, S.A. (“Allianz”), 50% of the share capital plus one share in BBVA Seguros Generales. Further to the purchase price paid by Allianz at such time, Allianz will need to pay to BBVA up to an additional €100 million if certain business goals and milestones are met. As of December 31, 2025 and 2024, BBVA recorded a portion of the amount corresponding to the earn-out for the respective last five years. As of December 31, 2023, BBVA received the total amount corresponding to the earn-out for the three years 2020 to 2023, which was not material for the consolidated financial statements of the BBVA Group.
Cash, cash balances at central banks and other demand deposits as of December 31, 2025 amounted to €19,928 million, a 56.5% increase compared with the €12,734 million recorded as of December 31, 2024, mainly driven by the narrowing of the credit gap (as loans increased less than deposits), the increase in cash balances held at the ECB through repurchase agreements and, to a lesser extent, the proceeds of debt issuances completed during 2025.
Financial assets at fair value of this operating segment (which includes the following portfolios: “Financial assets held for trading”, “Non-trading financial assets mandatorily at fair value through profit or loss”, “Financial assets designated at fair value through profit or loss” and “Financial assets at fair value through other comprehensive income”) amounted to €119,919 million as of December 31, 2025, a 9.4% increase from the €109,569 million recorded as of December 31, 2024, mainly as a result of the increase in loans and advances through reverse repurchase agreements in the corporate portfolio, and the increase in holdings of sovereign debt securities of European countries and equity instruments, partially offset by the decrease in derivatives and decreases in loans and advances to credit institutions (through reverse repurchase agreements), all of which were recorded under “Financial assets held for trading”.
Financial assets at amortized cost of this operating segment as of December 31, 2025 amounted to €263,566 million, an 11.1% increase compared with the €237,279 million recorded as of December 31, 2024. Within this heading, loans and advances to customers amounted to €192,958 million as of December 31, 2025, a 7.4% increase compared with the €179,667 million recorded as of December 31, 2024, mainly due to the increases in corporate loans, public sector loans and consumer loans. Loans to the public sector included the recognition of an asset under the “Financial assets at amortized cost - General Governments” line item in the balance sheet as of December 31, 2025, as a result of the €295 million payment corresponding to the new tax on the net interest margin and commissions of certain financial entities (the Interest Margin and Commission Tax or “IMIC”) for the year ended December 31, 2024, given that such payment was made but considered undue with respect to such year under the existing legal framework as of December 31, 2025 (see Note 14 to the Consolidated Financial Statements). In addition, within this heading, debt securities of this operating segment as of December 31, 2025 amounted to €55,491 million, a 29.7% increase compared with the €42,791 million recorded as of December 31, 2024, mainly as a result of an increase in holdings of sovereign debt securities of European countries recorded under “Financial assets at amortized cost”.
Financial liabilities held for trading and designated at fair value through profit or loss of this operating segment as of December 31, 2025 amounted to €82,785 million, a 10.2% increase compared with the €75,143 million recorded as of December 31, 2024, mainly due to the increase in deposits (through repurchase agreements), supported by higher liquidity in the financial system, partially offset by the decrease in derivatives.

Customer deposits at amortized cost of this operating segment as of December 31, 2025 amounted to €251,430 million, an 11.1% increase compared with the €226,391 million recorded as of December 31, 2024, mainly due to the increase in time deposits from public institutions (through repurchase agreements) within the Corporate and Investment Banking portfolio, supported by higher short-term liquidity placements of the public sector within a low interest rate environment, increases in time deposits within the corporate portfolio and the increase in demand deposits from households.
Off-balance sheet funds of this operating segment (which includes “Mutual funds” (including customers’ portfolios) and “Pension funds”) as of December 31, 2025 amounted to €119,535 million, a 10.0% increase compared with the €108,694 million recorded as of December 31, 2024, mainly due to the shift towards mutual funds from other instruments, as declining interest rates reduced deposit yields and boosted the performance of fixed-income and equity funds.
This operating segment’s non-performing loan ratio (defined as non-performing loans divided by total credit risk and calculated as the sum of impaired loans and advances to customers, impaired guarantees to customers and other impaired commitments divided by the sum of loans and advances to customers, guarantees to customers and other commitments) decreased to 3.0% as of December 31, 2025 from 3.7% as of December 31, 2024. This ratio was positively affected by the sale of non-performing loan portfolios and a decrease in the amount of non-performing retail loans due to improvements in collateralized loans, and increases in corporate loans, loans to the public sector and consumer loans, increasing the overall loans and advances to customers in the ratio’s denominator. This operating segment’s non-performing loan coverage ratio (defined as allowance for credit losses divided by non-performing loans and calculated as loss allowances on loans and advances divided by the sum of impaired loans and advances to customers, impaired guarantees to customers and other impaired commitments) increased to 67% as of December 31, 2025 from 59% as of December 31, 2024.
Mexico
The Mexico operating segment includes the banking, insurance and asset management business conducted in Mexico by BBVA Mexico. It also includes BBVA Mexico’s agency in Houston.
The Mexican peso appreciated 2.0% against the euro as of December 31, 2025 compared with December 31, 2024. See “Item 5. Operating and Financial Review and Prospects―Operating Results―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Trends in Exchange Rates”.
Cash, cash balances at central banks and other demand deposits as of December 31, 2025 amounted to €10,417 million, a 17.1% decrease compared with the €12,564 million recorded as of December 31, 2024, mainly driven by the decrease in cash balances at the Mexican Central Bank (“BANXICO”), through repurchase agreements activity, partially offset by the proceeds of debt issuances completed during the year ended December 31, 2025.
Financial assets at fair value of this operating segment (which includes the following portfolios: “Financial assets held for trading”, “Non-trading financial assets mandatorily at fair value through profit or loss”, “Financial assets designated at fair value through profit or loss” and “Financial assets at fair value through other comprehensive income”) as of December 31, 2025 amounted to €59,528 million, a 9.1% increase from the €54,547 million recorded as of December 31, 2024, mainly due to the increase in loans and advances through reverse repurchase agreements recorded under “Financial assets held for trading”.
Financial assets at amortized cost of this operating segment as of December 31, 2025 amounted to €105,972 million, a 12.0% increase compared with the €94,595 million recorded as of December 31, 2024. Within this heading, loans and advances to customers of this operating segment as of December 31, 2025 amounted to €97,259 million, a 9.6% increase compared with the €88,725 million recorded as of December 31, 2024, mainly as a result of increases in the volume of mortgages and consumer loans within the retail loan portfolio.
Financial liabilities held for trading and designated at fair value through profit or loss of this operating segment as of December 31, 2025 amounted to €32,406 million, a 4.9% increase compared with the €30,885 million recorded as of December 31, 2024, mainly as a result of the increase in deposits from financial institutions resulting from repurchase agreements, partially offset by decreases in short positions.
Customer deposits at amortized cost of this operating segment as of December 31, 2025 amounted to €93,855 million, a 10.5% increase compared with the €84,949 million recorded as of December 31, 2024, mainly as a result of increases in time deposits from the household and the corporate portfolios.
Off-balance sheet funds of this operating segment (which includes “Mutual funds” (including customers’ portfolios) and “Other placements”) as of December 31, 2025 amounted to €69,533 million, a 21.4% increase compared with the €57,253 million as of December 31, 2024, mainly as a result of the continuing search by customers for higher-return investments, which continued to boost mutual funds.

This operating segment’s non-performing loan ratio (as defined herein) stood at 2.7% as of December 31, 2025 and 2024. The impact of the increase in the non-performing loan entries in the retail loan portfolio on the ratio was partially offset by decreases in the non-performing wholesale loan portfolio. This operating segment’s non-performing loan coverage ratio (as defined herein) increased to 124% as of December 31, 2025 from 121% as of December 31, 2024, mainly due to the higher coverage requirements in the retail portfolio as a result of the deterioration of the macroeconomic outlook.
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
The Turkish lira depreciated 27.2% against the euro as of December 31, 2025 compared to December 31, 2024, adversely affecting the business activity of the Turkey operating segment as of December 31, 2025 expressed in euros. See “Item 5. Operating and Financial Review and Prospects―Operating Results―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Trends in Exchange Rates”.
Since the first half of 2022, the Turkish economy has been considered to be hyperinflationary as defined by IAS 29 “Financial Reporting in Hyperinflationary Economies”. See “Presentation of Financial Information—Hyperinflationary Economies” and Note 2.2.18 to the Consolidated Financial Statements for information on the impact of hyperinflation accounting. Regulation and monetary policy, including the liraization strategy adopted by the CBRT to protect the Turkish lira, has affected this operating segment. See “Item 4. Information on the Company―Business Overview—Supervision and Regulation—Principal Markets—Turkey” for information on certain regulation that is relevant to our operations.
Cash, cash balances at central banks and other demand deposits as of December 31, 2025 amounted to €9,061 million, a 2.6% increase compared with the €8,828 million recorded as of December 31, 2024, mainly driven by the increase in equity, due to retained earnings, the proceeds of debt issuances completed during the year together with foreign currency deposit accumulation partially offset by an increase in the credit gap (loans grew more than deposits) and the depreciation of the Turkish lira against the euro.
Financial assets at fair value of this operating segment (which includes the following portfolios: “Financial assets held for trading”, “Non-trading financial assets mandatorily at fair value through profit or loss”, “Financial assets designated at fair value through profit or loss” and “Financial assets at fair value through other comprehensive income”) as of December 31, 2025 amounted to €5,010 million, an 11.2% increase from the €4,503 million recorded as of December 31, 2024, mainly due to the increase in local currency-denominated debt securities, whose valuation increased supported by the decrease in interest reference rates during the year ended December 31, 2025, offset, to a great extent, by the depreciation of the Turkish lira against the euro.
Financial assets at amortized cost of this operating segment as of December 31, 2025 amounted to €72,047 million an 11.0% increase compared with the €64,893 million recorded as of December 31, 2024. Within this heading, loans and advances to customers of this operating segment as of December 31, 2025 amounted to €53,745 million, an 11.3% increase compared with the €48,299 million recorded as of December 31, 2024, mainly due to the increase in the volume of Turkish lira-denominated consumer and wholesale loans, due, in part, to the measures adopted by the Turkish authorities (e.g., the lessening of loan reserve requirements) to encourage Turkish lira-denominated loans (see “—Supervision and Regulation—Principal Markets—Turkey”), partially offset by the depreciation of the Turkish lira against the euro. In addition, within this heading, debt securities of this operating segment amounted to €6,299 million, a 15.1% decrease from the €7,417 million recorded as of December 31, 2024, as a result of the depreciation of the Turkish lira against the euro, partially offset by increases in the volume of local currency-denominated bonds as part of our liquidity management measures. Further, loans and advances to central banks increased in the year ended December 31, 2025, as a result of increases in the volume of Turkish lira deposits and the continued existence of reserve ratio requirements applicable to Turkish lira deposits established by the CBRT during the period. See “—Supervision and Regulation—Principal Markets—Turkey”.
Financial liabilities held for trading and designated at fair value through profit or loss of this operating segment as of December 31, 2025 amounted to €1,690 million, a 13.1% decrease compared with the €1,943 million recorded as of December 31, 2024, mainly due to the depreciation of the Turkish lira against the euro, partially offset by the increase in debt certificates issued by Garanti BBVA.

Customer deposits at amortized cost of this operating segment as of December 31, 2025 amounted to €62,984 million, an 8.4% increase compared with the €58,095 million recorded as of December 31, 2024, mainly due to the increase in Turkish lira-denominated retail and wholesale demand deposits and wholesale time deposits due in part to the phase-out of the foreign currency-protected deposit scheme (“KKM”) scheme resulting in the transfer of foreign currency deposits towards Turkish lira deposits, and certain additional measures adopted by the Turkish authorities to encourage and protect deposits denominated in Turkish lira and prevent further dollarization of deposits, which included the increase —in May 2025— in the reserve requirements applicable to deposits denominated in foreign currencies (see “—Supervision and Regulation—Principal Markets—Turkey”)), partially offset by the depreciation of the Turkish lira against the euro.
Off-balance sheet funds of this operating segment (which includes “Mutual funds” and “Pension funds”) as of December 31, 2025 amounted to €26,290 million, a 45.4% increase compared with the €18,076 million as of December 31, 2024, mainly due to increases in mutual funds as a result of the shift towards higher-return investments, partially offset by the depreciation of the Turkish lira against the euro.
The non-performing loan ratio (as defined herein) of this operating segment increased to 3.9% as of December 31, 2025 from 3.1% as of December 31, 2024, mainly as a result of the increase in the balance of non-performing retail loans (mainly credit card and consumer loans) due, in part, to a deterioration in credit quality as a result of the lower repayment capacity of retail customers, as interest rates have grown at a greater pace than inflation within the period, partially offset by the increase in the volume of Turkish lira-denominated consumer and wholesale loans. This operating segment’s non-performing loan coverage ratio (as defined herein) decreased to 76% as of December 31, 2025 from 96% as of December 31, 2024, mainly due to new Stage 3 entries and lower requirements from the wholesale portfolio.
South America
The South America operating segment includes the Group’s banking, finance, insurance and asset management business mainly in Argentina, Chile, Colombia, Peru, Uruguay and Venezuela.
The main business units included in the South America operating segment are:
•Retail and Corporate Banking: includes banks in Argentina, Chile, Colombia, Peru, Uruguay and Venezuela.
•Insurance: includes insurance businesses in Argentina, Colombia and Venezuela.
As of December 31, 2025, the Argentine peso and the Peruvian sol depreciated against the euro by 37.4% and 1.2%, respectively, compared to December 31, 2024. On the other hand, the Colombian peso appreciated against the euro by 3.8% compared to December 31, 2024. Overall, changes in exchange rates resulted in a negative exchange rate effect on the business activity of the South America operating segment as of December 31, 2025 expressed in euros. See “Item 5. Operating and Financial Review and Prospects―Operating Results―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Trends in Exchange Rates”.
As of and for the years ended December 31, 2025, 2024 and 2023, the Argentine and Venezuelan economies were considered to be hyperinflationary as defined by IAS 29 “Financial Reporting in Hyperinflationary Economies”. See “Presentation of Financial Information—Hyperinflationary Economies” and Note 2.2.18 to the Consolidated Financial Statements for information on the impact of hyperinflation accounting.
Cash, cash balances at central banks and other demand deposits as of December 31, 2025 amounted to €8,075 million, a 9.3% decrease compared with the €8,906 million recorded as of December 31, 2024, mainly driven by the credit gap widening (as loans increased more than deposits) in Colombia and Peru and the depreciation of the Argentine peso against the euro.
Financial assets at fair value for this operating segment (which includes the following portfolios: “Financial assets held for trading”, “Non-trading financial assets mandatorily at fair value through profit or loss”, “Financial assets designated at fair value through profit or loss” and “Financial assets at fair value through other comprehensive income”) as of December 31, 2025 amounted to €10,499 million, a 3.5% decrease compared with the €10,884 million recorded as of December 31, 2024, mainly due to the depreciation of the Argentine peso against the euro, partially offset by the increase in debt securities in Argentina and the increase in derivatives in Colombia.
Financial assets at amortized cost of this operating segment as of December 31, 2025 amounted to €54,336 million, an 8.7% increase compared with the €49,983 million recorded as of December 31, 2024. Within this heading, loans and advances to customers of this operating segment as of December 31, 2025 amounted to €51,151 million, a 9.2% increase compared with the €46,846 million recorded as of December 31, 2024, mainly as a result of increases in corporate loans in Argentina and Colombia and increases in household loans in Argentina and Peru, partially offset by the depreciation of the Argentine peso against the euro.

Financial liabilities held for trading and designated at fair value through profit or loss of this operating segment as of December 31, 2025 amounted to €2,428 million, a 17.9% increase compared with the €2,060 million recorded as of December 31, 2024, mainly due to increases in derivatives in Colombia.
Customer deposits at amortized cost of this operating segment as of December 31, 2025 amounted to €53,375 million, a 5.2% increase compared with the €50,738 million recorded as of December 31, 2024, mainly as a result of the increase in demand deposits in the household portfolios in Peru and Colombia, and in the wholesale portfolios in Argentina, and the increase in time deposits in the wholesale portfolios in Colombia and Argentina, partially offset by the depreciation of the Argentine peso against the euro.
Off-balance sheet funds of this operating segment (which includes “Mutual funds”, including customers’ portfolios, in Argentina, Colombia and Peru) as of December 31, 2025 amounted to €8,289 million, a 4.5% increase compared with the €7,936 million as of December 31, 2024, mainly due to increases in mutual funds in Peru and, to a lesser extent, in Colombia and Argentina, as a result of the shift towards higher-return investments, partially offset by the depreciation of the Argentine peso against the euro.
The non-performing loan ratio (as defined herein) of this operating segment as of December 31, 2025 decreased to 4.0% from 4.5% as of December 31, 2024, mainly as a result of the decrease in non-performing loans in the retail portfolios in Peru and Colombia, partially offset by higher impairment requirements in the retail loan portfolio un Argentina. This operating segment’s non-performing loan coverage ratio (as defined herein) increased to 92% as of December 31, 2025, from 88% as of December 31, 2024 as a result of the abovementioned decreases in non-performing loans in the retail portfolios in Peru and Colombia.
Rest of Business
This operating segment mainly includes the wholesale activity carried out by the Group in Europe (excluding Spain), the United States and (through BBVA branches located therein) Asia, as well as the Group’s digital banks in Italy and Germany.
The U.S. dollar depreciated 11.6% against the euro as of December 31, 2025 compared to December 31, 2024, adversely affecting the business activity of the Rest of Business operating segment as of December 31, 2025 expressed in euros. See “Item 5. Operating and Financial Review and Prospects―Operating Results―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Trends in Exchange Rates”.
Cash, cash balances at central banks and other demand deposits as of December 31, 2025 amounted to €11,564 million, a 38.5% increase compared with the €8,348 million recorded as of December 31, 2024, mainly driven by the increase in cash balances held at central banks through repurchase agreements within this operating segment, in particular, at the Federal Reserve System, due in part to the shift towards liquid trading assets, which typically offer higher short-term yields and, to a lesser extent increases in other demand deposits, partially offset by the depreciation of the U.S. dollar against the euro.
Financial assets at fair value for this operating segment (which includes the following portfolios: “Financial assets held for trading”, “Non-trading financial assets mandatorily at fair value through profit or loss”, “Financial assets designated at fair value through profit or loss” and “Financial assets at fair value through other comprehensive income”) as of December 31, 2025 amounted to €2,032 million, a 24.9% increase compared with the €1,627 million recorded as of December 31, 2024, mainly due to the increase in loans and advances in Europe, partially offset by the depreciation of the U.S. dollar against the euro.
Financial assets at amortized cost of this operating segment as of December 31, 2025 amounted to €74,448 million, a 32.9% increase compared with the €56,013 million recorded as of December 31, 2024. Within this heading, loans and advances to customers of this operating segment as of December 31, 2025 amounted to €66,502 million, a 32.0% increase compared with the €50,392 million recorded as of December 31, 2024, mainly due to increased wholesale loans in the branches located in New York, Europe and Asia driven by increased activity amid a lower interest rate environment, partially offset by the depreciation of the U.S. dollar against the euro.
Financial liabilities held for trading and designated at fair value through profit or loss of this operating segment as of December 31, 2025 amounted to €766 million, a 19.3% increase compared with the €642 million recorded as of December 31, 2024, mainly due to the increase in deposits (through repurchase agreements) in BBVA Securities Inc., our broker-dealer in the United States, partially offset by the depreciation of the U.S. dollar against the euro.
Customer deposits at amortized cost of this operating segment as of December 31, 2025 amounted to €40,932 million, a 49.2% increase compared with the €27,432 million recorded as of December 31, 2024, mainly as a result of the growth in household demand deposits through our digital banking offerings in Europe and the increase in wholesale demand deposits in Asia and Europe.

Off-balance sheet funds of this operating segment as of December 31, 2025 amounted to €736 million, a 14.2% increase compared with the €645 million recorded as of December 31, 2024, mainly due to increases in the balance of pension funds in the branches located in Europe, as declining interest rates reduced deposit yields and boosted the performance of fixed-income and equity funds.
The non-performing loan ratio (as defined herein) of this operating segment as of December 31, 2025 decreased to 0.2% from 0.3% as of December 31, 2024, mainly due to the increased wholesale loans in the branches located in New York, Europe and Asia (which led to an increase in the denominator) driven by increased activity amid a lower interest rate environment and decreases in non-performing loans. This operating segment’s non-performing loan coverage ratio (as defined herein) increased to 173% as of December 31, 2025 from 102% as of December 31, 2024 mainly as a result of the decrease in non-performing loans, in particular in Europe and increases in the coverage level of certain corporate loans.

Insurance Activity
The Group has insurance subsidiaries mainly in Spain, Latin America (mostly in Mexico) and Turkey. The insurance entities located in Spain and Mexico together accounted for approximately 95% of total liabilities under insurance and reinsurance contracts as of December 31, 2025. The main products offered by the insurance subsidiaries are life insurance to cover the risk of death and life-savings insurance. Within life insurance, a distinction is made between freely sold products and those offered to customers who have taken mortgage or consumer loans, which cover the principal of those loans in the event of the customer’s death.
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
The Eurosystem determines and executes the policy for the single monetary union of the 21 member countries of the EMU. The Eurosystem collaborates with the central banks of member countries to take advantage of the experience of the central banks in each of its national markets. The basic tasks carried out by the Eurosystem include:
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
The Bank’s “home” supervisor is the ECB at the European level and the Bank of Spain at the national level, both authorities being part of the Single Supervisory Mechanism (“SSM”). The BBVA Group is also subject to supervision by a wide variety of other local authorities given the Bank’s global presence, which are considered to be “host” supervisors given the Bank’s foreign origin. These include authorities in countries such as the United States (the Federal Reserve Bank of New York (“FRBNY”) has the primary supervisory responsibility for the Bank’s New York branch, with input from other Federal and State authorities that have supervisory responsibilities for various BBVA entities operating in the United States), Mexico, Turkey and the whole of BBVA’s footprint in South America.
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

The first pillar of the EBU relates to supervision and includes the SSM, which unified banking supervision in the European Union. This responsibility was placed under the ECB, which follows a strict policy of separation and confidentiality in order to ensure the independence of banking supervision and monetary policy. The SSM works in very close coordination with the national competent authorities (“NCAs”). As a result, the joint supervisory teams (“JSTs”) that are responsible for the daily supervision of the most significant banks (one JST per bank) are composed of employees from the ECB and, in the case of BBVA, mainly from the Bank of Spain, who rotate periodically.
The second pillar of the EBU relates to resolution mechanisms and includes the Single Resolution Mechanism (“SRM”), for which the Single Resolution Board (“SRB”) was created. The SRB, located in Brussels, works closely with the National Resolution Authorities (“NRAs”), and, in the case of Spain, the Bank of Spain and the Spanish Executive Resolution Authority (“FROB”), to ensure the orderly resolution of failing banks.
The role of the SRB is proactive and focuses on resolution planning and preparation with a forward-looking mindset to avoid the negative impacts of a bank failure on the economy and financial stability of the participating EU member states and other countries. Accordingly, one of the key tasks of the SRB and NRAs is to draft resolution plans for the banks under its remit. These plans are prepared jointly by the SRB and NRAs through internal resolution teams (“IRTs”). The IRTs are composed of staff from the SRB and the NRAs and are headed by coordinators appointed from the SRB’s senior staff.
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
Within the framework of the SRM, the Single Resolution Fund (“SRF”) was also developed. This is a fund composed of contributions from credit institutions and certain investment firms in the 21 participating countries within the EBU and may be used only under specific circumstances in banking resolution, such as to guarantee the assets or liabilities of an institution under resolution or make contributions to a bridge institution or asset management vehicle. The SRF can be used only to ensure the effective application of resolution tools but not to absorb the losses of an institution or for a recapitalization.
The first and second pillars of the EBU are highly interlinked. Prior to entering into a resolution process, a bank must be considered by the SSM as failing or likely to fail, which occurs when there is no other option to restore its viability (such as applying the bank’s recovery plan) within the available time frame.
The third and final pillar of the EBU, which is still under discussion, is the European Deposit Insurance Scheme (“EDIS”). The EDIS would provide the same level of insurance for deposits regardless of the country of origin of the bank, thus creating a fully harmonized banking union. Furthermore, it would enhance risk sharing mechanisms within the EBU. In May 2024, the Committee of Economic and Monetary Affairs (ECON) approved the EDIS Proposal; however, the plenary scheduled vote was postponed indefinitely.
At the national level, BBVA is required to make contributions to the Deposit Guarantee Fund of Credit Institutions.
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

Furthermore, the EBA organizes and performs an EU-wide stress test in coordination with the ECB. This test, which occurs every two years, does not confer a pass or fail result but instead contributes to determining “Pillar 2” guidance. While “Pillar 2” guidance is a non-binding capital requirement, the EBA nonetheless expects compliance with it. In those years in which there is no EBA stress test, the SSM organizes a more specific stress test concerning a particular topic, such as the impact of interest rate risk on the banking book or liquidity or cyber resilience.
In 2025, the EBA conducted an EU-wide stress test in cooperation with the ECB and the European Systemic Risk Board (“ESRB”). The aim of the EU-wide stress test is to assess EU banks’ resilience to a common set of adverse economic developments in order to identify potential risks, inform supervisory decisions and increase market discipline. The banks participating in the 2025 exercise included the Group.
The macro-prudential aspect of supervision is also increasingly gaining relevance, including through specific thematic reviews undertaken by the SSM on certain portfolios (e.g., commercial real estate or non-banking financial institutions) and the creation of new authorities and review boards. At the European level, these include the ESRB, which is responsible for monitoring macro-risks at the European level. The ESRB also develops the adverse scenarios to be used in the EU-wide stress test. In addition, in 2019 the Spanish Government created the Macro-prudential Authority Financial Stability Council, which is chaired by the Minister of Economy and Business and vice-chaired by the Governor of the Bank of Spain. In 2025, the Bank of Spain set a positive neutral counter-cyclical capital buffer of 0.5% (applicable from October 1, 2025) and announced its intention to gradually increase it to 1% if cyclical systemic risk remained at an intermediate level. However, following a public consultation process carried out in July 2025, the Bank of Spain decided to raise the countercyclical capital buffer to 1% effective from October 1, 2026.
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
Capital Requirements, MREL and Resolution
As a Spanish credit institution, the Bank is subject to Directive 2013/36/EU of the European Parliament and of the Council of June 26, 2013 on access to the activity of credit institutions and the prudential supervision of credit institutions, amending Directive 2002/87/EC, and repealing Directives 2006/48/EC and 2006/49/EC (as amended, replaced or supplemented from time to time, the “CRD Directive”). The core regulation regarding the solvency of credit institutions is Regulation (EU) No. 575/2013 of the European Parliament and of the Council of June 26, 2013 on prudential requirements for credit institutions, and amending Regulation (EU) No. 648/2012 (as amended, replaced or supplemented from time to time, the “CRR” and, together with the CRD Directive and any measures implementing the CRD Directive or CRR which may from time to time be applicable in Spain, “CRD”), which is complemented by several binding regulatory technical standards, all of which are directly applicable in all EU Member States, without the need for national implementation measures. The implementation of the CRD Directive into Spanish law has taken place, primarily, through Royal Decree-Law 14/2013, of November 29, Law 10/2014, of June 26, on the organization, supervision and solvency of credit institutions (“Law 10/2014”), Royal Decree 84/2015, of February 13 (“Royal Decree 84/2015”), Bank of Spain Circular 2/2014, of January 31, Bank of Spain Circular 2/2016, of February 2 (“Bank of Spain Circular 2/2016”), Bank of Spain Circular 3/2022, of March 30 and the Bank of Spain Circular 3/2023, of October 31, each as amended, supplemented or otherwise modified from time to time.

The final legal texts of Directive (EU) 2024/1619 of the European Parliament and of the Council of May 31, 2024 amending CRD Directive as regards supervisory powers, sanctions, third-country branches, and environmental, social and governance risks (“CRD VI”) and Regulation (EU) 2024/1623 of the European Parliament and of the Council of May 31, 2024 amending the CRR as regards requirements for credit risk, credit valuation adjustment risk, operational risk, market risk and the output floor (“CRR III”) have been published in the Official Journal of the European Union. CRR III became generally applicable from January 1, 2025 (with some exceptions). CRD VI should have been transposed into national law by member states by January 11, 2026, and implementation may vary among Member States. CRD VI and CRR III introduce, among other things, amendments to the output floor in the calculation of capital requirements, amendments to the input floors in respect of the calculation of risk exposure amounts, a revision of the standardized approaches for capital requirements for credit, market and operational risk and strengthened requirements for ESG risks management and reporting. As of the date of this Annual Report, the transposition of CRD VI into Spanish law and the adaptation of the Spanish regulatory framework to CRR III has not taken place within the prescribed deadline. Moreover, no draft bill or other formal legislative initiative has been published or announced to date. Accordingly, there is no certainty as to the timing or content of the transposition of CRD VI into Spanish law, and no such transposition is currently expected to occur in the upcoming months.
CRD, among other things, established a “Pillar 1” minimum capital requirement and increased the level of capital required through the “combined capital buffer requirement” that institutions must comply with from 2016 onwards. The “combined capital buffer requirement” introduced five new capital buffers: (i) the capital conservation buffer, (ii) the Global Systemically Important Banks (“G-SIB”) buffer, (iii) the institution-specific countercyclical capital buffer, (iv) the Domestic Systemically Important Banks (“D-SIB”) buffer and (v) the systemic risk buffer (a buffer to prevent systemic or macroprudential risks). The “combined capital buffer requirement” (broadly, the combination of the capital conservation buffer, the institution-specific countercyclical buffer, the systemic risk buffer and the higher of (depending on the institution) the G-SIB buffer and the D-SIB buffer, in each case as applicable to the institution) applies in addition to the minimum “Pillar 1” capital requirements and must be satisfied with additional CET1 capital to that provided to meet the “Pillar 1” minimum capital requirement.
As of the date of this Annual Report, the Bank of Spain considers the Bank to be a D-SIB at a consolidated level. The Bank is required to maintain a fully-loaded D-SIB buffer of a CET1 ratio of 1% on a consolidated basis in 2025 and 0.75% on a consolidated basis in 2026.
The countercyclical capital buffer applicable to the Group’s credit exposures in Spain is reviewed quarterly by the Bank of Spain. The countercyclical capital buffer applicable to the Group’s credit exposures in Spain stands at 0.25% as from September 30, 2025. On October 1, 2025, the Bank of Spain announced its decision to increase the counter-cyclical capital buffer applicable to credit exposures in Spain to 1% which will be applicable from October 1, 2026 given that, according to their analysis, in the year ended December 31, 2025 the cyclical systemic risk remained at an intermediate level.
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
In response to the COVID-19 pandemic, the ECB announced on March 12, 2020 that it would allow banks to partially use AT1 and Tier 2 instruments to meet the “Pillar 2” requirement, being this measure introduced by Directive 2019/878/EU of the European Parliament and of the Council of May 20, 2019 (as amended, replaced or supplemented from time to time (“CRD V”). In particular, the composition of the capital instruments to meet the “Pillar 2” requirement, shall include 56.25% of CET1 capital and 75% of Tier 1 capital, at a minimum.
Consequently, all additional “Pillar 2” own funds requirements that the ECB may impose on the Bank and/or the Group under the SREP will require the Bank and/or the Group to maintain capital levels higher than the “Pillar 1” minimum capital requirement.

As a result of the most recent SREP carried out by the ECB, BBVA must maintain, at a consolidated level, from January 1, 2026, a CET1 capital ratio of 8.98% and a total capital ratio of 13.13%. The consolidated total capital requirement includes: (i) the “Pillar 1” capital requirement of 8.00%, of which a minimum of 4.50% must be met with CET1 capital, 1.50% could be met with AT1 instruments and 2.00% could be met with Tier 2 instruments; (ii) the “Pillar 2” capital requirement of 1.62%, of which a minimum of 0.96% must be met with CET1 capital (of which 0.12% is determined on the basis of the ECB’s prudential provisioning expectation), 0.28% could be met with AT1 instruments and 0.38% could be met with Tier 2 instruments; (iii) the capital conservation buffer (2.50% that must be met exclusively with CET1 capital); (iv) the D-SIB capital buffer (0.75% that must be met exclusively with CET1 capital); (v) the capital buffer for Countercyclical Risk (0.25% that must be met exclusively with CET1 capital); and (vi) the capital buffer for Systemic Risk (0.01% that must be met exclusively with CET1 capital).
In addition, as from January 1, 2026, BBVA must maintain, at an individual level, a CET1 ratio of 7.47% and a total capital ratio of 10.97%. These ratios include a 0.02% capital buffer for Systemic Risk and 0.45% capital buffer for Countercyclical Risk2 applicable to the Bank at an individual level that shall be met with CET1.
For further information on the countercyclical capital buffer and the total capital requirements applicable to the BBVA Group, see Note 32 to the Consolidated Financial Statements.
In accordance with Article 48 of Law 10/2014, Article 73 of Royal Decree 84/2015 and Rule 24 of Bank of Spain Circular 2/2016, any institution not meeting its “combined capital buffer requirement” is required to calculate its MDA as stipulated in such legislation. Should that requirement not be met and until the MDA has been calculated and communicated to the Bank of Spain, the relevant institution shall not make any: (i) distributions relating to CET1 capital; (ii) payments related to variable remuneration or discretionary pension benefits; and (iii) distributions linked to AT1 instruments (“discretionary payments”), and once the MDA has been calculated and communicated to the Bank of Spain, the discretionary payments will be subject to the limit of the calculated MDA. Accordingly, restrictions on discretionary payments will be scaled based on the degree of breach of the “combined buffer requirement” and calculated as a percentage of the profit of the institution generated since the last annual decision on the distribution of profit. Such calculation will result in a MDA in each relevant period. As an example, the scaling is such that in the bottom quartile of the “combined buffer requirement”, no discretionary payments will be permitted to be made.
Additionally, pursuant to Article 48 of Law 10/2014, the adoption by the Bank of Spain of the measures provided by Articles 68.2.h) and 68.2.i) of Law 10/2014, aimed at strengthening own funds and limiting or prohibiting the distribution of dividends, respectively, will also entail the requirement to determine the MDA and to restrict discretionary payments to such MDA. In accordance with the EU legislative and regulatory framework governing capital, liquidity, loss-absorbing capacity, recovery and resolution of credit institutions and investment firms, including CRD V, CRR II (EU Regulation (EU) 2019/876 amending the Capital Requirements Regulation (CRR), introducing enhanced prudential requirements for EU credit institutions and investment firms), BRRD II (as defined below) and SRM Regulation II (as defined below), each as amended, replaced or supplemented from time to time (the “EU Banking Reforms”), the calculation of the MDA and the restrictions described in the preceding paragraph while such calculation is pending, may also be triggered by a breach of the combined buffer requirement when considered in addition to its MREL requirement (see “Item 3. Key Information—Risk Factors—Regulatory, Tax, Compliance and Reporting Risks—Increasingly onerous capital and liquidity requirements may have a material adverse effect on the Group’s business, financial condition and results of operations”).
CRD also distinguishes between “Pillar 2” capital requirements and “Pillar 2” capital guidance, with only the former being regarded as mandatory requirements. Notwithstanding the foregoing, CRD provides that, besides other measures, supervisory authorities are entitled to impose further “Pillar 2” capital requirements when an institution repeatedly fails to follow the “Pillar 2” capital guidance previously imposed.
Additionally, CRR sets a binding leverage ratio requirement of 3% of Tier 1 capital that is added to the own funds requirements and to the requirements based on an entity’s RWAs. In particular, any breach of this leverage ratio would also entail the need to determine the MDA and the related consequences.
Furthermore, on December 7, 2017 the Basel Committee on Banking Supervision announced the end of the Basel III reforms (informally referred to as Basel IV), which entered into force on January 1, 2025. These reforms mainly include changes to the risk weightings applied to the different assets and measures to enhance the sensitivity to risk in those weightings and impose limits on the use of internal ratings-based approaches to ensure a minimum level of conservatism in the use of such approaches and enhance comparability among banks in which such internal ratings-based approaches are used.
2 The countercyclical buffer is estimated as of December 2025, using the outstanding exposures as of December 2025.

Resolution
The Directive 2014/59/EU, establishing a framework for the recovery and resolution of credit institutions and investment firms, as amended, replaced or supplemented from time to time (the “BRRD”) (which has been implemented in Spain through Law 11/2015 and Royal Decree 1012/2015, each as amended, replaced or supplemented from time to time) and the Regulation (EU) No. 806/2014 of the European Parliament and of the Council, establishing a framework for the resolution of credit institutions and certain investment firms within the Single Resolution Mechanism, as amended by Regulation (EU) 2019/877, and as further amended, replaced or supplemented from time to time (the “SRM Regulation”), are designed to provide the authorities with mechanisms and instruments to intervene sufficiently early and rapidly in failing or likely to fail credit institutions or investment firms (each, an “Entity”) in order to ensure the continuity of the Entity’s critical financial and economic functions, while minimizing the impact of its non-feasibility on the economic and financial system. The BRRD further provides that a Member State may only use additional financial stabilization instruments to provide extraordinary public financial support as a last resort, once the following resolution instruments have been evaluated and used to the fullest extent possible while maintaining financial stability.
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
In the event that an Entity is in a resolution situation, the Bail-in Tool is understood to mean any write-down, conversion, transfer, modification, or suspension power existing from time to time under: (i) any law, regulation, rule or requirement applicable from time to time in Spain, relating to the transposition or development of the BRRD (as amended, replaced or supplemented from time to time), including, but not limited to Law 11/2015, RD 1012/2015; and the SRM Regulation, each as amended, replaced or supplemented from time to time; or (ii) any other law, regulation, rule or requirement applicable from time to time in Spain pursuant to which (a) obligations or liabilities of banks, investment firms or other financial institutions or their affiliates can be reduced, cancelled, modified, transferred or converted into shares, other securities, or other obligations of such persons or any other person (or suspended for a temporary period or permanently) or (b) any right in a contract governing such obligations may be deemed to have been exercised.
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

In addition to the Bail-in Tool, the BRRD, Law 11/2015 and the SRM Regulation provide for resolution authorities to have the further power to permanently write-down or convert into equity capital instruments (and, pursuant to Directive (EU) 2019/879 of the European Parliament and of the Council, amending Directive 2014/59/EU to establish enhanced requirements for the recovery and resolution of credit institutions and investment firms, as amended, replaced or supplemented from time to time (the “BRRD II”) and the Regulation (EU) 2019/877 of the European Parliament and of the Council, amending Regulation (EU) No. 806/2014 to enhance the loss-absorbing and recapitalization capacity and the resolution framework of credit institutions and certain investment firms within the Single Resolution Mechanism, as amended, replaced or supplemented from time to time (the “SRM Regulation II”), certain internal eligible liabilities and instruments) at the point of non-viability (“Non-Viability Loss Absorption” and, together with the Bail-in Tool, the “Spanish Bail-in Power”) of an Entity. Any write-down or conversion must follow the same insolvency hierarchy as described above. The point of non-viability of an Entity is the point at which the Relevant Spanish Resolution Authority determines that the Entity meets the conditions for resolution or will no longer be viable unless the relevant capital instruments are written down or converted into equity or extraordinary public support is to be provided and without such support the Relevant Spanish Resolution Authority determines that the institution would no longer be viable. The point of non-viability of a group is the point at which the group infringes or there are objective elements to support a determination that the group, in the near future, will infringe its consolidated solvency requirements in a way that would justify action by the Relevant Spanish Resolution Authority in accordance with article 38.3 of Law 11/2015. Non-Viability Loss Absorption may be imposed prior to or in combination with any exercise of the Bail-in Tool or any other resolution tool or power (where the conditions for resolution referred to above are met) or in combination with such exercise in respect of all eligible liabilities.
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
MREL
The BRRD prescribes that banks shall hold a minimum level of own funds and eligible liabilities in relation to RWAs known as MREL. According to the Commission Delegated Regulation (EU) 2016/1450 of May 23, 2016, supplementing Directive 2014/59/EU of the European Parliament and of the Council, establishing a framework for the recovery and resolution of credit institutions and investment firms, as amended, replaced or supplemented from time to time (the “BRRD I”) with regard to regulatory technical standards specifying the criteria relating to the methodology for setting the minimum requirement for own funds and eligible liabilities, the level of own funds and eligible liabilities required under MREL will be set by the resolution authority, in agreement with the competent authority, for each bank (and/or group) based on, among other things, the criteria set forth in Article 45 of the BRRD, including the systemic importance of the institution. Eligible liabilities may be senior or subordinated, provided that, among other requirements, they have a remaining maturity of at least one year and, if governed by a non-EU law, they must be able to be written down or converted by the resolution authority of a member state under that law or through contractual provisions.
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
The EU Banking Reforms further include, as part of MREL, a new subordination requirement of eligible instruments for G-SIBs and “top tier” banks (including the Bank) that is determined according to their systemic importance, involving a minimum “Pillar 1” subordination requirement. This “Pillar 1” subordination requirement must be satisfied with own funds and other eligible MREL instruments (which MREL instruments may not for these purposes be senior debt instruments and only MREL instruments constituting “non-preferred” senior debt and other subordinated liabilities will be eligible for compliance with the subordination requirement). For “top tier” banks such as the Bank, this “Pillar 1” subordination requirement has been determined as the highest of 13.5% of the Bank’s RWAs and 5% of its leverage exposure. Resolution authorities may also impose further “Pillar 2” subordination requirements, which would be determined on a case-by-case basis but at a minimum level equal to the lower of 8% of a bank’s total liabilities and own funds and 27% of its RWAs (both including MREL Pillar 1 and Pillar 2).

On June 12, 2025, BBVA announced that it had received a communication from the Bank of Spain regarding its MREL (Minimum Requirement for own funds and Eligible Liabilities) requirement, established by the SRB, which was calculated taking into account the financial and supervisory information as of December 31, 2023, which communication repeals and supersedes the previous MREL requirement communicated in March 2024. In accordance with this MREL communication, BBVA must maintain, as from June 12, 2025, an amount of own funds and eligible liabilities equal to 23.13% of the total RWAs of its resolution group, on a sub-consolidated level (the “MREL in RWAs”) (compared to the MREL in RWAs requirement of at least 22.79% which was applicable from March 27, 2024 which was calculated taking into account the financial and supervisory information as of December 31, 2022). Within this MREL in RWAs, an amount equal to 13.50% of the total RWAs of BBVA’s resolution group must be met with subordinated instruments (the “subordination requirement in RWAs”). The MREL in RWAs and the subordination requirement in RWAs do not include the combined capital buffer requirement which, according to applicable regulations and supervisory criteria, was 3.97% as of December 31, 2025 and 3.65% as of December 31, 2024.
In addition, BBVA must maintain, as from June 12, 2025, an amount of own funds and eligible liabilities in terms of the total exposure considered for calculating the leverage ratio equal to 8.59% (the “MREL in LR”) of which 5.66% in terms of the total exposure considered for calculating the leverage ratio shall be satisfied with subordinated instruments (the “subordination requirement in LR”).
As of the date of this Annual Report, no MREL Pillar 2 requirement has been imposed on BBVA. Given the own funds and eligible liabilities structure of BBVA’s resolution group as of December 31, 2025, the amount of own funds and eligible liabilities stood at 28.89% of the RWAs of its resolution group, at the sub-consolidated level, complying with the aforementioned MREL in RWAs requirement, and the amount of subordinated instruments was equal to 24.67% of the RWAs of it resolution group, at the sub-consolidated level, complying with the subordination requirement in RWAs.
In addition, as of December 31, 2025, the amount of own funds and eligible liabilities of BBVA in terms of the total exposure considered for calculating the leverage ratio stood at 10.21% and the amount of subordination instruments in terms of the total exposure considered for calculating the leverage ratio stood at 8.72%, complying with the MREL in LR and the subordination requirement in LR, respectively.
The resolution group consists of BBVA and its subsidiaries belonging to the same European resolution group and, as of December 31, 2023 (the currently applicable reference date), the RWAs of the resolution group amounted to €205,154 million and the total exposure considered for calculating the leverage ratio amounted to €580,788 million.
Single Resolution Fund
The SRF was established by Regulation (EU) No 806/2014 (“SRM Regulation”) as a key element of the Single Resolution Mechanism (SRM). Where necessary, the SRF may be used to ensure the efficient application of resolution tools and the exercise of the resolution powers conferred to the SRB by the SRM Regulation.
As stated above, the SRF is composed of contributions from credit institutions and certain investment firms in the participating Member States within the EBU and was gradually built during the course of eight years (from 2016 to 2023, when the SRF reached its target level of 1% of covered deposits).
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
Concentration of Risk
In accordance with Article 392 of CRR III, an institution’s exposure to a client or a group of connected clients shall be considered a large exposure where the value of the exposure is equal to or exceeds 10% of the institution’s eligible capital.
Additionally, according to Article 395 of CRR III an institution shall not incur an exposure, after taking into account the effect of the credit risk mitigation in accordance with Articles 399 to 403, to a client or a group of connected clients the value of which exceeds 25% of its eligible capital. Where that client is an institution or where a group of connected clients includes one or more institutions, that value shall not exceed 25% of the institution’s eligible capital or €150 million, whichever is higher, provided that the sum of exposure values, after taking into account the effect of the credit risk mitigation in accordance with Articles 399 to 403, to all connected clients that are not institutions does not exceed 25% of the institution’s eligible capital.

Where the amount of €150 million is higher than 25% of the institution’s eligible capital, the value of the exposure, after having taken into account the effect of credit risk mitigation in accordance with Articles 399 to 403 of this Regulation, shall not exceed a reasonable limit in terms of that institution’s eligible capital. That limit shall be determined by the institution in accordance with the policies and procedures referred to in Article 81 of Directive 2013/36/EU in order to address and control concentration risk. That limit shall not exceed 100% of the institution’s eligible capital.
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
Since January 1, 2016, according to CRD, those credit entities required to calculate their MDA are subject to restrictions on discretionary payments, which include, among others, dividend payments. See “—Capital Requirements, MREL and Resolution”.
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
Investment Services
Several sustainability initiatives within the European Union are expected to significantly impact the asset management and investment services sectors during 2026.

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
•The European Commission has published a regulatory package called Retail Investment Strategy (“RIS”) which aims to increase the participation of retail investors in European capital markets. Directive 2014/65/EU on markets in financial instruments (MiFID) is included among the different EU directives to be reviewed, with relevant changes proposed in retail investor protection. The European Parliament and European Council have recently announced an agreement on the general framework to be included in the RIS. Technical work will now continue to finalize the legal texts. Once published in the EU’s official journal, member states will have to transpose the new rules within 24 months. They will start applying 30 months following their publication, with the exception of the new rules under PRIIPs which would start applying 18 months following their publication.
•The regulatory package amending, among others, Regulation (EU) 648/2012 of the European Parliament and Council on over-the-counter derivatives, central counterparties and trade repositories (EMIR 3.0) was published in the Official Journal and most of the changes apply from December 24, 2024. The main changes aim to increase clearing at EU central counterparties and reduce reliance on certain UK central counterparties through the so-called “active accounts”. The European Commission has recently approved some of the level 2 legislation (with the legislation dealing with active accounts being the most relevant) without relevant deviations from the reports issued by ESMA.
In addition, as part of the RIS, the European Commission has published a proposal to amend the Regulations for packaged retail investment products (PRIIPs). The proposed changes are mainly focused on providing alternatives for the use of digital channels and the inclusion of a new ESG section within the Key Information Document (KID). The new rules under PRIIPs will start applying 18 months following their publication in the EU’s official journal.
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
In Spain, the Ministry of Economy has launched a public consultation regarding the regulatory framework for a new Savings and Investment Account and the “Finance Europe” label. Its key points are the creation and design of a simple national regulatory framework for a Savings and Investment Account, aligning with a European Commission Recommendation from September 30, 2025 and the implementation of the “Finance Europe” label in Spain.
EU Market Integration Package
The European Commission published on December 4, 2025 the so-called Market Integration Package, an initiative seeking to constitute a fundamental pillar of the Savings and Investments Union (SIU) Strategy. Its primary objective is to remove the barriers that fragment the Union’s capital markets in the areas of trading, post-trading, asset management and crypto-asset services, while at the same time strengthening integrated supervision.
Overall, the package aims to achieve: (i) greater integration and economies of scale, (ii) more coherent supervision, partly centralized within ESMA, (iii) facilitation of innovation (DLT, tokenization), and (iv) simplification through the removal of redundant rules and the consolidation of the “single rulebook.” On top of that, it proposes a new modification of the UCITS (Undertakings for Collective Investment in Transferable Securities) and AIFM (Alternative Investment Fund Manager) Directive, which affects both the management companies and the funds under management of the BBVA Group, and BBVA as a depositary bank.
Transposition of the Consumer Credit Directive into the Spanish market
At its meeting on January 7, 2026, the Spanish Council of Ministers initiated the legislative procedure for the transposition of the Consumer Credit Directive 2023/2225, which repeals and updates the former Directive 2008/48/EC, thereby modernizing the European regulatory framework for consumer credit.

As part of the transposition process, which is expected to enter into force on November 20, 2026, a law-ranking regulation and an accompanying Royal Decree will be adopted. One of the most relevant aspects is that the aforementioned Royal Decree could introduce certain limitations on the applicable interest rates, as well as mechanisms for monitoring and publishing the interest rates normally applied in the market, under the terms to be set out in the implementing legislation.
In general terms, the scope of transactions and entities supervised by the competent authorities will be expanded, measures will be introduced to ensure borrowers’ creditworthiness for the repayment of the loans requested, and transparency in the marketing of credit products will be strengthened.
Pension Funds
The European Commission has published its regulatory package on supplementary pensions, a key initiative framed within the Savings and Investment Union (SIU). The European Commission’s proposal is designed to supplement public pensions, rather than replace them, and its main objective is to strengthen both the demand and supply of occupational and personal pension plans to improve financial security and mobilize long-term savings towards productive investments across the EU.
Sustainability
In November 2025, the European Commission published a proposal to amend Regulation (EU) 2019/2088 on sustainability-related disclosures in the financial services sector (SFDR), following a comprehensive assessment process initiated in 2023. The review aims to address implementation challenges identified since the SFDR entered into application in 2021, including regulatory complexity, compliance costs and risks of greenwashing, and forms part of the Commission’s broader simplification agenda within the EU sustainable finance framework.
The proposal introduces a harmonized categorization system for financial products making sustainability-related claims —sustainable, transition and ESG basics— alongside a significant streamlining of disclosure requirements, notably through the reduction of entity-level obligations and more proportionate product-level disclosures. The revised framework is intended to improve investor understanding and comparability of ESG products, strengthen investor protection and enhance coherence with other EU sustainability legislation, including the EU Taxonomy Regulation, the Corporate Sustainability Reporting Directive and recent ESMA ESG fund naming guidelines. As of the date of this Annual Report, the proposal remains subject to the ordinary legislative procedure and its final content and timing of application remain uncertain.
Digital Operational Resilience Act (DORA)
Regulation 2022/2554, on digital operational resilience for the financial sector (DORA), is an EU regulation aimed at ensuring the operational resilience of financial entities against digital and cybersecurity risks, which entered into force in January 2025.
Enacted as part of the EU’s broader Digital Finance Package, it establishes a uniform framework for financial institutions, including banks, investment firm, and asset managers, to manage and mitigate technological risks. DORA mandates stringent requirements for risk management, incident reporting, oversight of third-party information and communication technology (ICT) service providers and testing of operational resilience. Its impact on financial entities is significant, as it drives the need for enhanced IT systems, stronger governance structures and robust third-party risk management. As a result, DORA is already affecting financial entities and its relationship with counterparties and providers.
Interest Margin and Commission Tax (IMIC)
On December 21, 2024, Law 7/2024 was published in the Official State Gazette, the ninth Final Provision of which regulates a new tax on the net interest margin and commissions of certain financial entities, including Banco Bilbao Vizcaya Argentaria, S.A. The tax is levied on the net interest margin and commissions obtained by credit institutions from the activity they carry out in Spain and is applicable to the first three consecutive tax periods that begin on January 1, 2024.
During 2025, the Group made a payment corresponding to the IMIC for the 2024 financial year. However, since this payment was not required under the legal framework in place as of December 31, 2025, an asset for the amount paid (€295 million) was recorded under the heading “General Governments” of the item “Financial assets at amortized cost - Loans and advances to customers” in the balance sheet.
In addition, as of December 31, 2025, current tax liabilities include approximately €318 million corresponding to the accrual of the IMIC for the 2025 financial year in respect of certain Group financial entities, and the related expense was recognized under the heading of “Tax expense or income related to profit or loss from continuing operations”.

No impact associated with the IMIC has been recorded in the Consolidated Financial Statements for the year ended December 31, 2024. See Note 19.6 to the Consolidated Financial Statements for additional information on certain other contributions and taxes.
Temporary Tax on Credit Institutions in Spain
On December 28, 2022, the Law for the establishment of the temporary tax on credit entities and financial credit establishments was published in the Official State Gazette.
This law established a temporary tax on extraordinary profits applicable to credit institutions operating in Spain during the years 2023 and 2024 whose aggregate interest income and fee and commission income in 2019 was €800 million or more.
The amount to be paid under such temporary tax on extraordinary profits was the result of applying the percentage of 4.8% to the sum of the net interest income and fee and commission income and expense derived from the activity carried out in Spain, as shown in the income statement of the tax consolidation group to which the credit institutions belonged, corresponding to the calendar year prior to the year in which the obligation to make such a payment arose. The payment obligation arose on the first day of the calendar year of fiscal years 2023 and 2024.
The impact of the payment required to be made by BBVA on account of this temporary tax in 2024 and 2023 amounted to €285 million and €215 million, respectively, which amounts were recorded under “Other operating expense” in the consolidated income statements (see Note 42 to the Consolidated Financial Statements). This temporary tax had no impact on the Consolidated Financial Statements for the year ended December 31, 2025.
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
The new Authority for Anti-Money Laundering and Countering the Financing of Terrorism (AMLA) will have direct and indirect supervisory powers over high-risk obliged entities in the financial sector and will establish an integrated mechanism with national supervisors to ensure that obliged entities comply with AML/CFT-related obligations. The AMLA Regulation applies since July 1, 2025.
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

Data Protection Regulation
Regulation (EU) 2016/679 of the European Parliament and of the Council of April 27, 2016 on the protection of natural persons with regard to the processing of personal data and on the free movement of such data (“GDPR”) aims to achieve effective protection of personal data by providing natural persons in all EU member states with the same level of legally enforceable rights and obligations regarding personal data and imposing responsibilities on data controllers and processors to ensure consistent monitoring of the processing of personal data. Organic Law 3/2018, of December 5, on the protection of personal data and guarantee of digital rights implemented the GDPR into law in Spain. The regulatory body primarily responsible for oversight in Spain is the Spanish Data Protection Agency (“AEPD”).
The GDPR’s strengthened accountability requirements have led to the revision and improvement of our privacy management processes, including processes to obtain consents from clients, enable clients to exercise their rights, and manage cross-border data transfers.
The GDPR introduces a risk-based approach to data processing (the higher the risk associated with the data processing, the higher the standard for the evidence to be submitted in order to prove compliance with the GDPR), including the preparation of Data Protection Impact Assessments for each high-risk data processing activity, “privacy by design” and “privacy by default” requirements (where data protection is integrated in the technology from the outset) and the legitimate interest assessment (to weigh the reasons a business holds personal data against the data rights of an individual). This seeks to ensure appropriate risk-based prioritization of mitigations and controls and a significantly effective data management program based on assessed risk. Furthermore, subsequent guidance from the European Data Protection Board and the AEPD has further refined expectations regarding topics such as lawful bases for processing in marketing and the use of complex profiling techniques.
Furthermore, GDPR obligations and requirements to notify breaches to authorities and individuals under different circumstances led BBVA to review and enhance its data security measures and programs and to update its breach response plans and notification procedures, while ensuring continuous staff training and leadership buy-in. In the years following the initial implementation of the GDPR, the focus has shifted from initial compliance efforts to ensuring the maturity and operational embedding of these controls.
Mexico
BBVA’s operations in Mexico are highly regulated. The Mexican regulatory framework for financial and banking activities aims to ensure the stability of the financial system and combat money laundering, as well as to provide consumer protection and transparency in the provision of financial services.
Constitutional and Institutional Reform
On September 15, 2024, a constitutional reform regarding the Judiciary System was published in Mexico’s Federal Official Gazette. The reform, which took effect the day after its publication, primarily establishes the popular election of federal judges, including the Supreme Court Justice (“SCJN”). Furthermore, it reduces the number of SCJN justices from 11 to 9.
Additionally, on December 20, 2024, a further constitutional reform was published in Mexico’s Federal Official Gazette to eliminate several Constitutionally Autonomous Bodies, transferring their functions to other entities of the federal government. Among others, the reform provides for the redistribution of the responsibilities of the National Institute of Transparency (“INAI”) to government agencies, and the replacement of the Federal Economic Competition Commission (“COFECE”) by a decentralized body stemming from the Federal Executive, which will also be in charge of telecommunications’ antitrust matters.
As a result of the aforementioned reform, on March 20, 2025, a decree was published in the Federal Official Gazette enacting new legislation on transparency and personal data protection. The new legal framework includes: (i) the General Law on Transparency and Access to Public Information; (ii) the General Law on Personal Data Protection Held by Obligated Subjects; and (iii) the Federal Law on Personal Data Protection Held by Private Parties. These new laws reassign transparency-related responsibilities from INAI to various entities including the Secretariat of Anti-Corruption and Good Governance and the Federal Judiciary. They also mandate the establishment of the National Information Access System and the creation of specialized courts and tribunals to address these matters. The enactment of secondary regulation is still pending.
Furthermore, on July 9, 2025, the Mexican Congress approved a reform to the Federal Economic Competition Law (“LFCE”), which was subsequently published in the Federal Official Gazette on July 16. This amendment introduces significant changes –such as the creation of a new National Antitrust Commission (“CNA”), enhanced enforcement powers, and an expanded sanctions framework–and will affect various sectors, including banking, by increasing scrutiny over market behavior and dominant positions. On October 17, 2025, the new LFCE came into effect, COFECE was officially dissolved and the CNA began operations.

COFECE Investigation into Card Payments Market
In 2018, the Investigative Authority (IA) of the COFECE launched an investigation into the card payments market. In July 2023, the COFECE’s Board issued a final resolution recommending that regulators implement regulatory changes and mandating clearing houses to establish a compliance program and appoint an antitrust compliance officer. In February 2025, COFECE formally confirmed that BBVA Mexico, as an investor in E-Global, a clearing house, has complied with the resolution.
Separately, in October 2022, COFECE announced that it had initiated an investigation in April 2022 into potential collusion in credit card transactions involving deferred monthly payments at zero interest. Although not under investigation, in July 2024, BBVA was requested to assist the authority by providing information related to the case. The request was fulfilled in December 2024. On December 18, 2024, COFECE concluded the investigation phase. In April 2025, the Investigative Authority of COFECE presented its findings to the Board of Commissioners. As a result of the investigation, COFECE issued a Statement of Probable Responsibility and notified the involved parties, thereby initiating the trial-like stage of the proceeding. BBVA is not an involved party and did not receive any notification.
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
On June 26, 2025, the Mexican Congress approved a reform to the Anti-Money Laundering Law (the Federal Law for the Prevention and Identification of Operations with Illicit Proceeds), which was subsequently published in the Federal Official Gazette on July 16, 2025. This amendment introduces expanded definitions (including “beneficial owner” and “politically exposed person”), enhances the Ministry of Finance’s oversight powers, and strengthens coordination with public and national security authorities. It is expected that these changes will have legal and operational impacts, including increased due diligence requirements, stricter reporting obligations, and updates to internal AML systems.

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
Below is a brief summary of certain regulations that are relevant to our activity. For additional information on certain recent legal and market developments, see “—Competition—Turkey”.
Regulation on Loans and Reserve Requirements
Since 2020, the BRSA and the CBRT have issued recommendations to protect the value of the Turkish lira by ensuring that customers who are granted cash loans do not use the loan amounts for buying foreign currency or gold, and introduced and regulated the Foreign Currency Protected Turkish Lira Deposit Account, an instrument designed to protect Turkish lira-denominated deposits from volatility in exchange rates. Several Communiqués were issued since then, establishing maximum limits with respect to loan allocation and loan disbursement fees, revising applicable rates, and implementing policies to strengthen the monetary policy transmission mechanisms and to balance domestic demand.
On September 23, 2022, the Procedures and Principles Regarding Fees to be Collected by Banks from Commercial Customers entered into force (through Communiqué No. 2020/4 and further amendments), establishing maximum limits with respect to loan allocation and loan disbursement fees. According to such Communiqué, starting on January 4, 2024, monetary limits and maximum fees which are stated as fixed rates will be revised annually at the rate of increase in the annual consumer price index, as announced by the Turkish Statistical Institute at the end of the year. The Communiqué was amended on June 28, 2024 to introduce a change in the calculation method of the prepayment fee for fixed-rate and floating-rate commercial loans and subsequently further amended on November 1, 2025, when a simplified reduced limit of 0.20% was introduced.
On the other hand, policies were implemented in 2024 to strengthen the monetary policy transmission mechanism and balance domestic demand. In order to enhance the effectiveness of loan growth limits, a reserve requirement (funds to be held at the CBRT as a percentage of loans or deposits, as the case may be) based on loan growth was introduced in 2024. During 2024, the monthly growth limit was reduced from 2.5% to 2.0% for Turkish lira commercial loans and from 3.0% to 2.0% for general purpose loans. On January 4, 2025, the growth limit was revised to 2.5% for SME loans and 1.5% for commercial loans. These measures were implemented in order to control the growth in Turkish lira denominated loans within a lower interest rate environment.
On June 21, 2025, the Communiqué on Deposit and Loan Interest Rates and Participation Account Profit and Loss Participation Rates lowered the additional reserve requirement to 2.5%, from 4.0%.

Regulation on Deposits
Since 2020, BRSA has issued recommendations to protect the value of the Turkish lira by ensuring that customers who are granted cash loans do not use the loan amounts for buying foreign currency or gold, and introduced the Foreign Currency Protected Deposit Account (KKM). While the scheme initially allowed individuals and legal entities to convert foreign currency and gold into protected Turkish lira-denominated deposits (with eligibility dates updated periodically, such as the September 2024 amendment referencing balances as of August 31, 2024), the CBRT began phasing out the program in 2025.
On July 20, 2024, the Communiqué on Amendments to the Communiqué on the Deposit and Participation Scheme for Non-Resident Turkish Citizens was adopted, setting forth certain regulation applicable to time deposit and participation accounts (“YUVAM”) that are the result of converting foreign currency deposit accounts and participation funds of certain non-resident persons that were denominated in foreign currency into Turkish lira deposits or accounts, and which provide additional returns according to the procedures determined by the CBRT. YUVAM accounts are a subset of foreign currency-protected deposit accounts (KKM), specifically tailored for non-resident individuals and legal entities, offering both exchange rate protection and an additional yield. As per the latest amendments, Turkish authorities are to gradually phase out the broader KKM scheme, specifically by excluding domestic legal entities from its scope for new openings and renewals, while maintaining YUVAM accounts as a distinct, regulated mechanism to attract foreign currency from non-resident individuals and legal entities. As of February 15, 2025, account openings and renewals for legal entities were terminated. On August 23, 2025, the opening and renewal of standard KKM accounts for individuals were also terminated, effectively ending the scheme for domestic residents.
Pursuant to CBRT legislation, banks are free to determine the interest rates on deposits and loans. However, between 2020 and 2024, the yearly interest rate on current deposit accounts was capped at low levels (around 0.25%), significantly below the annual inflation rate (30.9% as of late 2025).
Further amendments introduced an additional reserve requirement, which was set at 5% as of September 2024, and which requires Garanti BBVA to make Turkish lira-denominated deposits with the CBRT in such proportion with respect to all foreign currency-denominated deposits and participation funds (excluding those obtained from banks abroad) held by Garanti BBVA, regardless of their maturities. Further amendments reduced this requirement in November 2024 (4.0%) and June 2025 (2.5%). The reserve requirement framework was significantly revised throughout 2025 to simplify macroprudential tools. While a 5% additional reserve requirement was temporarily in force following the September 2024 amendments, the CBRT overhauled these regulations effective December 2025 (Communiqué No. 2025/61).
Under the updated regime in 2025, effective as of January 2, 2026, reserve requirement ratios for foreign currency-denominated deposits and participation funds were unified and set at 30% for short-term (up to 1 month) and 26% for long-term maturities. These amendments also eliminated previous divergences between foreign currency and gold deposit ratios, effectively superseding the specific 5% additional tranche mechanism previously in place. In addition, the reserve requirement for precious metal deposit accounts has been removed. For other liabilities (including foreign bank deposits/participation funds), the reserve requirement ratios have been changed for various maturity profiles. The rates for up to 2 years (including 2 years) decreased from 16% to 10%, for up to 3 years (including 3 years) from 11% to 8%, for up to 5 years (including 5 years) from 7% to 3% and for longer than 5 years from 5% to 0%. The 25% reserve requirement for foreign currency deposits/participation funds from repo transactions with domestic residents, with maturities up to 1 year, remains unchanged.
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

Pursuant to the Communiqué on Deposit and Loan Interest Rates and Participation Account Profit and Loss Participation Rate of June 21, 2025, the following amendments were implemented with respect to Turkish lira-denominated deposits: (i) new reserve requirement ratios were set for accounts with variable interest rates linked to the consumer price index (CPI), producer price index (PPI), and Turkish lira Overnight Reference Rate (“TLREF”) Index, set at 10%; (ii) for accounts with maturities up to 6 months benefiting from CBRT exchange rate/price protection, the ratio increased from 33% to 40%, while demand deposits/participation funds in foreign banks belonging to parent companies were set at 0%; and (iii) variable interest rates may be applied to Turkish lira deposits with maturities longer than 1 month (previously, 3 months or longer).
Other Regulations
The Communiqué Regarding Maximum Interest Rates Applicable to Credit Card Transactions, published on and effective as of March 13, 2025, has altered both the amounts of period debt and interest rates applicable to credit card transactions in Turkish lira (excluding cash withdrawals or usage transactions and corporate credit card transactions). The updated period debt rates are calculated by adding 14 basis points (reduced from 39) for credit cards with a period debt below thirty thousand Turkish lira (previously twenty-five thousand); 64 basis points (reduced from 89) for credit cards with a period debt between thirty thousand and one hundred and eighty thousand Turkish lira (previously between twenty five and fifty thousand) 64 basis points (reduced from 89) and 114 basis points (reduced from 139) for credit cards with a period debt above one hundred and eighty thousand (previously above fifty thousand).
For corporate credit card transactions in Turkish lira (excluding cash withdrawals or purchase transactions) the monthly maximum contractual interest rate is determined by adding 114 basis points to the monthly reference rate, reduced from 139 basis points. For cash withdrawals or purchase transactions in Turkish lira, the monthly maximum contractual interest rate is determined by adding 114 basis points to the monthly reference rate, reduced from 139 basis points.
In addition, in September 2024, the BRSA introduced regulations regarding the restructuring of retail credit card debts, including the possibility of adding the installment amount for each month to the minimum payment of the relevant month, limited to a maximum of 60 months. The credit card limit allocated to the cardholder cannot be increased until 50% of the restructured debt is paid off. If the restructured amount exceeds the credit card limit, the excess amount will not be considered an overdraft (debit). The interest rate applicable to restructured credit card debts must not exceed the reference rate specified in the regulation updates of September 2024, and was amended on November 1, 2025, by establishing a limit of 3.11%.
New regulations in Turkey, effective June 2025, have significantly tightened anti-money laundering (AML) protocols for crypto asset service providers (“CSP”). The Financial Crimes Investigation Board (“FCIB”) now requires CSP to conduct remote Know Your Customer (“KYC”) checks, verifying customer identity and address through government databases for ongoing business relationships. This move integrates crypto services into the broader AML framework, aiming to increase transparency and accountability within the digital asset space. Further updates from the FCIB introduce specific restrictions on crypto asset transfers.
The CBRT, via the Communiqué Regarding the Determination of Interest Rates to be Applied in Rediscount and Advance Transactions, published on and effective as of 20 December 2025, has set the discount rate applicable to rediscount transactions for bills with a remaining maturity of up to 3 months at 38.75% per annum, and the interest rate applicable to advance transactions at 39.75% per annum.
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
BBVA’s non-FDIC insured New York branch is supervised by the Federal Reserve through the Federal Reserve Bank of New York, as well as licensed and supervised by the New York State Department of Financial Services. BBVA’s Houston representative office is supervised by the Federal Reserve through the Federal Reserve Bank of Dallas, as well as licensed and supervised by the Texas Department of Banking. BBVA Mexico, S.A.’s agency office in Houston, Texas is a non-FDIC insured agency office of BBVA Mexico, S.A., an indirect subsidiary of BBVA, which is licensed under the laws of the State of Texas and supervised by the Texas Department of Banking and the Federal Reserve Bank of Dallas. BBVA’s U.S. branch and agency are subject to liquidity requirements.
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
BBVA is subject to certain Federal Reserve regulations under Regulation YY related to its compliance with Spanish capital adequacy standards, risk management and governance requirements, and liquidity and capital stress testing requirements based on its worldwide total assets. Because BBVA does not have $100 billion or more in combined U.S. assets, it is not subject to the enhanced prudential standards under Regulation YY applicable to foreign banking organizations with combined U.S. assets of $100 billion or more.

BBVA is subject to certain U.S. resolution planning requirements. Under Title I of the Dodd-Frank Act and implementing regulations issued by the Federal Reserve and the FDIC, BBVA must prepare and submit a plan for the orderly resolution of its U.S. subsidiaries and U.S. operations in the event of future material financial distress or failure (the “Title I Resolution Plan”). Based on its worldwide total assets, BBVA is required to file a reduced Title I Resolution Plan once every three years, filing its most recent Title I Resolution Plan in 2025.

BBVA is subject to the Volcker Rule. The Volcker Rule prohibits a foreign bank that maintains a branch or agency in the United States, such as BBVA, and its affiliates from (1) engaging in “proprietary trading” and (2) investing in or sponsoring certain types of funds (covered funds) subject to certain limited exceptions. The Volcker Rule regulations contain certain exemptions, including for market-making, hedging, underwriting, trading in U.S. government and agency obligations, and permit certain ownership interests in certain types of funds to be retained. They also permit the offering and sponsoring of funds under certain conditions. In the case of non-U.S. banking entities, such as BBVA, there is also an exemption permitting activities conducted solely outside of the United States, provided that certain criteria are satisfied. While the Volcker Rule regulations impose significant compliance and reporting obligations on banking entities, BBVA is of the view that the impact of the Volcker Rule is not material to its business operations.

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

BBVA is conditionally registered as a security-based swap dealer with the SEC, which subjects BBVA to regulation and supervision by the SEC with respect to its activities involving “security-based swaps” (as defined in the Securities Exchange Act of 1934), which include many types of over-the-counter derivatives referencing single securities or loans or narrow-based indexes of securities, such as credit default swaps and equity total return swaps. In general, as a non-U.S. security-based swap dealer, BBVA is not subject to all SEC requirements applicable to U.S. security-based swap dealers, including certain business conduct standards, when entering into security-based swaps with non-U.S. counterparties. In addition, subject to certain conditions, BBVA may comply with EU OTC derivatives requirements in lieu of certain SEC requirements, pursuant to a substituted compliance determination issued by the SEC.
Anti-Money Laundering; Office of Foreign Assets Control
A major focus of U.S. governmental policy relating to financial institutions in recent years has been aimed at combatting money laundering and terrorist financing. Laws and regulations applicable to BBVA and certain of its affiliates impose obligations to maintain appropriate policies, procedures, and controls to detect, prevent, and report money laundering and terrorist financing. In particular, the Bank Secrecy Act, as amended by Title III of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (the “USA PATRIOT Act”), and its implementing regulations require financial institutions operating in the United States to, among other things, (a) conduct due diligence and collect certain information related to correspondent and payable-through bank accounts; (b) implement enhanced due diligence for private banking and correspondent banking relationships; (c) scrutinize the beneficial ownership and activity of certain non-U.S., private banking and other high-risk customers (e.g., senior foreign political figures); and (d) develop and maintain anti-money laundering programs that include a Customer Identification Program; compliance policies, procedures, and internal controls designed to ensure the detection and reporting of money laundering and terrorist financing; the designation of a Bank Secrecy Act compliance officer; as well as training and audit functions. Financial institutions are also expected to maintain compliance programs designed to comply with economic sanctions administered by the United States Department of the Treasury’s Office of Foreign Assets Control. Failure of a financial institution to maintain and implement adequate anti-money laundering and sanctions compliance programs could have serious legal and reputational consequences for the institution.
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
The activities of BBVA’s U.S. investment adviser affiliate are regulated and supervised by the SEC. In August 2025, BBVA established an insurance agency subsidiary, BBVA Global Wealth Insurance Agency, Inc., which is subject to regulation and supervision by various U.S. state regulatory authorities pending applications and state regulatory approval of applicable insurance licenses.
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
To the BBVA Group’s knowledge, neither the Company nor any of the Company’s affiliates have knowingly engaged in any activities, transactions, or dealings during the period covered by this Annual Report, that are required to be disclosed under Section 13(r) of the Exchange Act.

C. Organizational Structure
For information on the composition of the BBVA Group as of December 31, 2025, see Note 1.1 to the Consolidated Financial Statements.
The companies comprising the BBVA Group are principally domiciled in the following countries: Argentina, Belgium, Chile, Colombia, France, Germany, Italy, Mexico, Netherlands, Peru, Portugal, Romania, Spain, Switzerland, Turkey, United Kingdom, the United States of America and Uruguay. In addition, BBVA has an active presence in Asia.
Below is a simplified organizational chart of BBVA’s most significant subsidiaries as of December 31, 2025.

Subsidiary	Country of Incorporation	Activity	BBVA Voting Power	BBVA Ownership	Total Assets (1)
			(In Percentages)		(In Millions of Euros)
BBVA MEXICO	MEXICO	Bank	100.00	100.00	155,059
GARANTI BBVA	TURKEY	Bank	85.97	85.97	72,157
BBVA PERÚ	PERU	Bank	94.26 (2)	47.13	28,019
BBVA COLOMBIA S.A.	COLOMBIA	Bank	96.35	96.35	23,027
BBVA SEGUROS S.A. DE SEGUROS Y REASEGUROS	SPAIN	Insurance	99.96	99.96	13,879
BANCO BBVA ARGENTINA S.A.	ARGENTINA	Bank	67.00	66.55	14,085
BBVA SEGUROS MÉXICO, S.A. DE CV GRUPO FINANCIERO BBVA MEXICO	MEXICO	Insurance	99.98	100.00	13,366
GARANTIBANK BBVA INTERNATIONAL N.V. (3)	THE NETHERLANDS	Bank	85.97	100.00	10,746
BBVA PENSIONES MEXICO, S.A. DE C.V., GRUPO FINANCIERO BBVA MEXICO	MEXICO	Insurance	100.00	100.00	8,754
BANCO BILBAO VIZCAYA ARGENTARIA URUGUAY S.A.	URUGUAY	Bank	100.00	100.00	4,016
(1)Information for non-EU subsidiaries has been calculated using the prevailing exchange rates on December 31, 2025.
(2)Subject to certain exceptions.
(3)BBVA owns 85.97% of Garanti BBVA, which in turn owns 100% of GarantiBank BBVA International N.V.
D. Property, Plants and Equipment
We own or rent a substantial network of properties in Spain and abroad, including 1,871 branch offices in Spain and, principally through our various subsidiaries, 3,771 branch offices abroad as of December 31, 2025 (1,881 and 3,868, respectively, as of December 31, 2024). As of December 31, 2025, approximately 46% of our branches in Spain and 71% of our branches abroad were rented from third parties pursuant to leases that may be renewed by mutual agreement (48% and 72%, respectively, as of December 31, 2024). For additional information on property, plants and equipment, see Note 17 to the Consolidated Financial Statements.

E. Selected Statistical Information
The following is a presentation of selected statistical information for the periods indicated. Where required under subpart 1400 of Regulation S-K, we have provided such selected statistical information separately for our domestic and foreign activities, pursuant to our determination, where applicable, that our foreign operations are significant according to Rule 9-05 of Regulation S-X. The allocation of assets and liabilities between “domestic” and “foreign” is based on the domicile of the Group entity at which the relevant asset or liability is accounted for, with “domestic” referring to the assets and liabilities of the BBVA Group entities domiciled in Spain.
Interest income figures, when used, do not include interest income on non-accruing loans to the extent that cash payments have been received, as a result of the application of the interpretation issued by the International Financial Reporting Interpretations Committee (IFRIC) in its “IFRIC Update” of March 2019 regarding the collection of interest on impaired financial assets under IFRS 9 (Collection of interest on impaired financial assets). Loan fees are included in the computation of interest revenue. Interest income figures include “other income”, which amounted to €233 million, €214 million and €231 million for the years ended December 31, 2025, 2024 and 2023, respectively. For additional information on “interest and other income” see Note 37.1 to the Consolidated Financial Statements.
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

	Average Balance Sheet - Assets and Interest from Interest Earning Assets
	Year ended December 31, 2025			Year ended December 31, 2024			Year ended December 31, 2023
	Average Balance	Interest	Average Yield	Average Balance	Interest	Average Yield	Average Balance	Interest	Average Yield
	(In Millions of Euros, Except Percentages)
Total Assets (1)	817,040	58,345	7.14%	777,997	61,659	7.93%	748,459	47,850	6.39%
Interest-earning assets	753,424	58,345	7.74%	716,824	61,659	8.60%	694,361	47,850	6.89%
Cash and balances with central banks and other demand deposits	48,161	1,621	3.36%	57,589	2,283	3.96%	70,177	2,482	3.54%
Domestic	12,954	232	1.79%	28,603	972	3.40%	42,535	1,394	3.28%
Foreign	35,208	1,389	3.94%	28,986	1,311	4.52%	27,642	1,088	3.94%
Financial assets held for trading	87,855	4,525	5.15%	90,479	5,664	6.26%	85,279	4,870	5.71%
Domestic	69,448	2,693	3.88%	68,451	3,092	4.52%	66,812	2,482	3.72%
Foreign	18,407	1,832	9.95%	22,029	2,572	11.68%	18,467	2,387	12.93%
Financial assets at fair value through other comprehensive income	56,559	3,342	5.91%	59,061	4,108	6.96%	62,677	3,791	6.05%
Domestic	25,129	710	2.82%	27,744	805	2.90%	32,682	777	2.38%
Foreign	31,429	2,632	8.37%	31,317	3,303	10.55%	29,995	3,014	10.05%
Financial assets at amortized cost	525,020	47,074	8.97%	472,827	48,109	10.17%	434,214	36,063	8.31%
Domestic	251,632	8,608	3.42%	228,751	9,505	4.16%	211,019	8,142	3.86%
Foreign	273,388	38,467	14.07%	244,076	38,604	15.82%	223,195	27,921	12.51%
Debt securities	65,530	2,277	3.48%	55,967	2,307	4.12%	44,609	1,415	3.17%
Domestic	51,166	1,373	2.68%	40,606	1,096	2.70%	29,407	748	2.54%
Foreign	14,364	904	6.29%	15,361	1,210	7.88%	15,202	667	4.38%
Loans and advances	459,489	44,797	9.75%	416,861	45,803	10.99%	389,605	34,648	8.89%
Central banks	8,918	2,164	24.26%	7,710	2,053	26.62%	5,720	508	8.88%
Domestic	40	1	2.10%	15	—	3.00%	30	1	3.33%
Foreign	8,878	2,163	24.36%	7,695	2,052	26.67%	5,690	507	8.91%
Credit institutions	23,616	1,142	4.84%	20,939	1,568	7.49%	16,595	1,451	8.75%
Domestic	14,708	638	4.34%	13,822	916	6.63%	9,472	828	8.74%
Foreign	8,908	504	5.66%	7,117	652	9.16%	7,123	623	8.75%
Government	24,848	1,316	5.30%	22,665	1,530	6.75%	22,478	1,427	6.35%
Domestic	14,534	373	2.57%	12,369	379	3.06%	12,541	323	2.58%
Foreign	10,314	943	9.15%	10,295	1,151	11.18%	9,937	1,104	11.11%
Other financial corporations	19,913	1,434	7.20%	14,638	1,265	8.64%	12,822	987	7.70%
Domestic	6,723	307	4.57%	5,176	411	7.95%	5,224	375	7.18%
Foreign	13,191	1,127	8.55%	9,461	854	9.02%	7,598	612	8.05%
Individuals	184,055	19,458	10.57%	174,309	19,057	10.93%	165,941	15,244	9.19%
Domestic	95,736	3,367	3.52%	93,466	3,774	4.04%	92,119	3,391	3.68%
Mortgages	71,776	1,995	2.78%	70,678	2,488	3.52%	70,392	2,217	3.15%
Other	23,960	1,372	5.73%	22,788	1,287	5.65%	21,727	1,174	5.40%
Foreign	88,318	16,091	18.22%	80,842	15,283	18.90%	73,822	11,852	16.05%
Mortgages	29,806	2,992	10.04%	26,356	2,845	10.80%	25,835	2,440	9.45%
Other	58,512	13,099	22.39%	54,487	12,437	22.83%	47,987	9,412	19.61%
Non-financial corporations	198,139	19,283	9.73%	176,601	20,330	11.51%	166,049	15,032	9.05%
Domestic	68,725	2,549	3.71%	63,296	2,928	4.63%	62,226	2,475	3.98%
Foreign	129,414	16,733	12.93%	113,304	17,402	15.36%	103,824	12,556	12.09%
Derivatives and other financial assets (2)	35,830	1,784	4.98%	36,868	1,494	4.05%	42,014	645	1.53%
Domestic	28,573	432	1.51%	28,199	429	1.52%	30,670	(121)	(0.39)%
Foreign	7,256	1,353	18.64%	8,669	1,066	12.29%	11,344	765	6.75%
Non interest earning assets (3)	63,616	—	—	61,172	—	—	54,098	—	—
(1)Foreign activity represented 48.57% of the average total assets for the year ended December 31, 2025, 47.03% for the year ended December 31, 2024 and 44.12% for the year ended December 31, 2023.
(2)Includes “Derivatives - Hedge accounting”, “Derivatives - Held for trading” and “Financial assets designated at fair value through profit or loss”.
(3)Includes “Insurance and reinsurance assets”, “Joint ventures and associates”, “Tangible assets”, “Intangible assets”, “Tax assets”, “Non-current assets and disposal groups classified as held for sale”, “Non-trading financial assets mandatorily at fair value through profit or loss” and “Other assets”.

	Average Balance Sheet - Liabilities and Interest Paid on Interest Bearing Liabilities
	Year ended December 31, 2025			Year ended December 31, 2024			Year ended December 31, 2023
	Average Balance	Interest	Average Rate Paid	Average Balance	Interest	Average Rate Paid	Average Balance	Interest	Average Rate Paid
	(In Millions of Euros, Except Percentages)
Total Liabilities (1)	817,040	32,065	3.92%	777,997	36,392	4.68%	748,459	24,761	3.31%
Interest-bearing liabilities	715,347	32,065	4.48%	684,200	36,392	5.32%	662,856	24,761	3.74%
Financial liabilities held for trading	70,915	3,054	4.31%	73,448	4,104	5.59%	76,280	3,424	4.49%
Domestic	61,017	2,297	3.76%	56,326	2,529	4.49%	60,308	2,087	3.46%
Foreign	9,897	757	7.65%	17,122	1,575	9.20%	15,972	1,337	8.37%
Financial liabilities at amortized cost	590,520	26,107	4.42%	555,981	28,429	5.11%	526,650	19,215	3.65%
Domestic	315,958	4,777	1.51%	306,852	6,115	1.99%	304,574	5,209	1.71%
Foreign	274,562	21,330	7.77%	249,130	22,314	8.96%	222,076	14,007	6.31%
Debt certificates	74,870	3,373	4.51%	69,098	3,114	4.51%	61,289	2,349	3.83%
Domestic	46,367	1,481	3.19%	46,700	1,616	3.46%	43,453	1,248	2.87%
Foreign	28,502	1,892	6.64%	22,398	1,499	6.69%	17,836	1,101	6.17%
Deposits	515,650	22,734	4.41%	486,884	25,315	5.20%	465,360	16,867	3.62%
Central banks	16,809	896	5.33%	17,756	1,264	7.12%	26,864	1,574	5.86%
Domestic	8,296	337	4.07%	8,163	399	4.89%	16,215	600	3.70%
Foreign	8,513	558	6.56%	9,593	865	9.02%	10,649	973	9.14%
Credit institutions	34,354	2,854	8.31%	34,614	2,923	8.44%	39,695	2,424	6.11%
Domestic	24,416	950	3.89%	26,230	1,436	5.47%	32,493	1,610	4.95%
Foreign	9,937	1,903	19.15%	8,384	1,487	17.74%	7,202	814	11.31%
Government	48,970	1,376	2.81%	44,245	1,750	3.96%	26,919	1,027	3.82%
Domestic	33,684	606	1.80%	30,554	932	3.05%	14,836	277	1.87%
Foreign	15,285	769	5.03%	13,691	818	5.98%	12,083	750	6.21%
Other financial corporations	33,499	1,858	5.55%	28,928	1,749	6.05%	26,665	1,418	5.32%
Domestic	12,278	483	3.93%	11,473	624	5.44%	13,192	716	5.43%
Foreign	21,220	1,376	6.48%	17,455	1,125	6.44%	13,473	703	5.21%
Individuals	252,020	8,773	3.48%	242,236	10,509	4.34%	236,151	5,461	2.31%
Domestic	145,559	459	0.32%	142,664	524	0.37%	143,506	294	0.20%
Foreign	106,461	8,314	7.81%	99,572	9,984	10.03%	92,645	5,168	5.58%
Non-financial corporations	129,998	6,976	5.37%	119,105	7,120	5.98%	109,066	4,962	4.55%
Domestic	45,356	460	1.02%	41,068	584	1.42%	40,880	464	1.13%
Foreign	84,642	6,516	7.70%	78,037	6,536	8.38%	68,187	4,498	6.60%
Provisions	2,264	234	10.35%	2,422	228	9.40%	2,494	174	6.97%
Domestic	1,810	67	3.68%	2,066	81	3.91%	2,217	100	4.51%
Foreign	454	168	36.94%	356	147	41.32%	277	74	26.63%
Derivatives and other financial liabilities (2)	51,649	2,670	5.17%	52,348	3,631	6.94%	57,433	1,948	3.39%
Domestic	32,476	200	0.62%	32,424	1,041	3.21%	36,007	844	2.34%
Foreign	19,173	2,470	12.88%	19,924	2,591	13.00%	21,425	1,104	5.15%
Non-interest bearing liabilities and Equity (3)	101,692	—	—	93,797	—	—	85,602	—	—
(1)Foreign activity represented 43.20% of the total average liabilities for the year ended December 31, 2025, 42.63% for the year ended December 31, 2024 and 40.05% for the year ended December 31, 2023.
(2)Includes “Insurance and reinsurance liabilities”, “Derivatives - Hedge accounting”, “Financial liabilities held for trading” and “Financial liabilities designated at fair value through profit or loss”.
(3)Includes “Tax liabilities”, “Liabilities included in disposal groups classified as held for sale” and “Other liabilities”.
Changes in Net Interest Income-Volume and Rate Analysis
The following tables allocate changes in our net interest income between changes in volume and changes in rate for the year ended December 31, 2025 compared with the year ended December 31, 2024, and the year ended December 31, 2024 compared with the year ended December 31, 2023. Volume and rate variance have been calculated based on movements in average balances over the period and changes in interest rates on average interest-earning assets and average interest-bearing liabilities. The only out-of-period items and adjustments excluded from such table are interest payments on loans which are made in a period other than the period in which they are due.

	2025/2024
	Increase (Decrease) Due to Changes in
	Volume (1)	Rate (2)	Net Change
	(In Millions of Euros)
Interest income
Cash and balances with central banks and other demand deposits	(374)	(289)	(663)
Domestic	(532)	(208)	(740)
Foreign	281	(204)	77
Financial assets held for trading	(164)	(975)	(1,139)
Domestic	45	(444)	(399)
Foreign	(423)	(317)	(740)
Financial assets at fair value through other comprehensive income	(174)	(593)	(767)
Domestic	(76)	(20)	(96)
Foreign	12	(683)	(671)
Financial assets at amortized cost	5,311	(6,346)	(1,035)
Domestic	951	(1,848)	(897)
Foreign	4,636	(4,774)	(138)
Debt securities	394	(423)	(29)
Domestic	285	(8)	277
Foreign	(79)	(228)	(306)
Loans and advances	4,684	(5,690)	(1,006)
Central banks	322	(211)	111
Domestic	1	—	—
Foreign	316	(205)	111
Credit institutions	200	(626)	(426)
Domestic	59	(337)	(279)
Foreign	164	(311)	(147)
Government	147	(361)	(214)
Domestic	66	(72)	(6)
Foreign	2	(210)	(208)
Other financial corporations	456	(287)	169
Domestic	123	(227)	(104)
Foreign	337	(63)	273
Individuals	1,066	(665)	400
Domestic	92	(499)	(408)
Mortgages	39	(532)	(493)
Other	66	19	85
Foreign	1,413	(605)	808
Mortgages	373	(226)	147
Other	919	(258)	661
Non-financial corporations	2,479	(3,527)	(1,047)
Domestic	251	(630)	(378)
Foreign	2,474	(3,143)	(669)
Derivatives and other financial assets	(42)	332	290
Domestic	6	(3)	3
Foreign	(174)	461	287
Total income	3,094	(6,408)	(3,314)
(1)The volume effect is calculated as the result of the average interest rate of the earlier period multiplied by the difference between the average balances of both periods.
(2)The rate effect is calculated as the result of the average balance of the earlier period multiplied by the difference between the average interest rates of both periods.

	2025/2024
	Increase (Decrease) Due to Changes in
	Volume (1)	Rate (2)	Net Change
	(In Millions of Euros)
Interest expense
Financial liabilities held for trading	(142)	(909)	(1,050)
Domestic	211	(443)	(233)
Foreign	(665)	(153)	(818)
Financial liabilities at amortized cost	1,766	(4,088)	(2,322)
Domestic	181	(1,519)	(1,338)
Foreign	2,278	(3,262)	(984)
Debt certificates	260	(1)	259
Domestic	(11)	(123)	(135)
Foreign	408	(15)	394
Deposits	1,496	(4,077)	(2,581)
Central banks	(67)	(301)	(368)
Domestic	7	(68)	(62)
Foreign	(97)	(209)	(307)
Credit institutions	(22)	(47)	(69)
Domestic	(99)	(386)	(485)
Foreign	276	140	416
Government	187	(561)	(374)
Domestic	95	(421)	(325)
Foreign	95	(144)	(49)
Other financial corporations	276	(167)	110
Domestic	44	(186)	(142)
Foreign	243	9	251
Individuals	424	(2,160)	(1,735)
Domestic	11	(76)	(65)
Foreign	691	(2,361)	(1,670)
Non-financial corporations	651	(795)	(143)
Domestic	61	(185)	(124)
Foreign	553	(573)	(20)
Provisions	(15)	22	7
Domestic	(10)	(4)	(14)
Foreign	41	(20)	21
Derivatives and other financial liabilities (3)	(48)	(913)	(962)
Domestic	2	(842)	(841)
Foreign	(98)	(23)	(121)
Total expense	1,826	(6,153)	(4,327)
Net interest income			1,013
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

	2024/2023
	Increase (Decrease) Due to Changes in
	Volume (1)	Rate (2)	Net Change
	(In Millions of Euros)
Interest income
Cash and balances with central banks and other demand deposits	(445)	247	(198)
Domestic	(457)	35	(422)
Foreign	53	171	224
Financial assets held for trading	297	497	794
Domestic	61	549	609
Foreign	460	(276)	185
Financial assets at fair value through other comprehensive income	(219)	536	318
Domestic	(117)	146	28
Foreign	133	157	289
Financial assets at amortized cost	3,207	8,839	12,046
Domestic	684	679	1,363
Foreign	2,612	8,071	10,683
Debt securities	360	531	892
Domestic	285	63	348
Foreign	7	537	544
Loans and advances	2,424	8,731	11,155
Central banks	177	1,368	1,545
Domestic	—	—	—
Foreign	179	1,366	1,545
Credit institutions	380	(263)	117
Domestic	380	(292)	89
Foreign	(1)	29	28
Government	12	92	103
Domestic	(4)	60	56
Foreign	40	8	48
Other financial corporations	140	138	278
Domestic	(3)	40	36
Foreign	150	92	242
Individuals	769	3,045	3,814
Domestic	50	333	383
Mortgages	9	261	270
Other	57	55	112
Foreign	1,127	2,304	3,431
Mortgages	49	356	405
Other	1,275	1,751	3,026
Non-financial corporations	955	4,343	5,298
Domestic	43	410	453
Foreign	1,147	3,699	4,846
Derivatives and other financial assets	(79)	929	850
Domestic	10	539	549
Foreign	(180)	481	300
Total income	1,888	11,921	13,809
(1)The volume effect is calculated as the result of the average interest rate of the earlier period multiplied by the difference between the average balances of both periods.
(2)The rate effect is calculated as the result of the average balance of the earlier period multiplied by the difference between the average interest rates of both periods.

	2024/2023
	Increase (Decrease) Due to Changes in
	Volume (1)	Rate (2)	Net Change
	(In Millions of Euros)
Interest expense
Financial liabilities held for trading	(127)	808	680
Domestic	(138)	580	442
Foreign	96	142	238
Financial liabilities at amortized cost	1,070	8,143	9,214
Domestic	39	867	906
Foreign	1,706	6,601	8,307
Debt certificates	299	466	766
Domestic	93	274	368
Foreign	282	116	398
Deposits	780	7,668	8,448
Central banks	(534)	224	(309)
Domestic	(298)	97	(201)
Foreign	(97)	(12)	(108)
Credit institutions	(310)	809	498
Domestic	(310)	136	(174)
Foreign	134	539	673
Government	661	62	723
Domestic	294	361	655
Foreign	100	(32)	68
Other financial corporations	120	210	331
Domestic	(93)	2	(91)
Foreign	208	214	422
Individuals	141	4,907	5,048
Domestic	(2)	233	231
Foreign	386	4,430	4,817
Non-financial corporations	457	1,701	2,158
Domestic	2	118	120
Foreign	650	1,388	2,038
Provisions	(5)	59	54
Domestic	(7)	(13)	(19)
Foreign	21	52	73
Derivatives and other financial liabilities (3)	(172)	1,856	1,684
Domestic	(84)	280	196
Foreign	(77)	1,564	1,487
Total expense	977	10,654	11,631
Net interest income			2,178
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

	December 31,
	2025	2024	2023
	(In Millions of Euros, Except Percentages)
Average interest earning assets	753,424	716,824	694,361
Gross yield (1)	7.7%	8.6%	6.9%
Net yield (2)	3.5%	3.5%	3.3%
Average effective rate paid on interest-bearing liabilities	4.5%	5.3%	3.7%
Spread (3)	3.3%	3.3%	3.2%
(1)“Gross yield” represents interest income divided by average interest-earning assets.
(2)“Net yield” represents net interest income divided by average interest-earning assets.
(3)“Spread” is the difference between “Gross yield” and the “Average effective rate paid on interest-bearing liabilities”.

ASSETS
Interest-Bearing Deposits in Other Banks
As of December 31, 2025, interbank deposits (excluding deposits with central banks) (which are recorded under “Loans and advances to credit institutions” in the “Financial assets held for trading”, “Financial assets at amortized cost” and “Financial assets at fair value through other comprehensive income” portfolios), represented 4.9% of our total assets (compared to 5.7% of our total assets as of December 31, 2024). Of such interbank deposits, 14.8% were held outside of Spain and 85.2% in Spain. We believe that our deposits are generally placed with highly rated banks and have a lower risk than many loans we could make in Spain. However, such deposits are subject to the risk that the deposit banks may fail or that such banks or the banking system of certain of the countries in which a portion of our deposits are made may face liquidity or other problems.
Securities Portfolio
As of December 31, 2025, our securities portfolio, consisting of investment securities and loans and advances recorded under “Financial assets held for trading” and “Financial assets at fair value through other comprehensive income” portfolios, was carried on our consolidated balance sheet at a carrying amount (equivalent to its market or appraised value as of such date) of €149,443 million, representing 17.4% of our total assets, a 13.3% increase compared to our securities portfolio as of December 31, 2024, mainly due to increases in the trading portfolio in Spain, as a result of the increase in loans and advances through reverse repurchase agreements in the corporate portfolio in Spain, the increase in holdings of sovereign debt securities of European countries and equity instruments in Spain and the increase in loans and advances through reverse repurchase agreements in Mexico, partially offset by the decrease in derivatives in Spain. €14,047 million, or 9.4%, of our securities portfolio as of December 31, 2025 consisted of Spanish Treasury bonds and Treasury bills. The average yield during 2025 on the investment securities that BBVA held was 6.2%, compared with an average yield of approximately 4.5% earned on loans and advances in the portfolios “Financial assets held for trading” and “Financial assets at fair value through other comprehensive income” during 2025. See Notes 10 and 13 to the Consolidated Financial Statements for additional information.
The tables in Note 8.1 and the first table in Note 13.3 to the Consolidated Financial Statements set forth the fair value and the book value of our debt securities and equity instruments recorded under “Financial assets at fair value through other comprehensive income” as of December 31, 2025, 2024 and 2023.
Notes 8.2 and 14.2 to the Consolidated Financial Statements set forth the fair value and the book value of our debt securities recorded under “Financial assets at amortized cost” as of December 31, 2025, 2024 and 2023.
This information is not provided for debt securities recorded under “Financial assets held for trading”, “Non-trading financial assets mandatorily at fair value through profit or loss” and “Financial assets designated at fair value through profit or loss” since the amortized costs and fair values of these items are the same. See Note 8 to the Consolidated Financial Statements.
The second table in Note 13.3 to the Consolidated Financial Statements shows the fair value of debt securities recorded, as of December 31, 2025, 2024 and 2023, under “Financial assets at fair value through other comprehensive income” by rating categories.
The second table in Note 14.2 to the Consolidated Financial Statements shows the fair value of debt securities recorded, as of December 31, 2025, 2024 and 2023, under “Financial assets at amortized cost”, by rating categories.
Readers are directed to the tables and Notes referred to above for information regarding our securities portfolio.
For a discussion of our investments in joint ventures and associates, see Note 16 to the Consolidated Financial Statements. For a discussion of the manner in which we value our securities, see Notes 2.2.1 and 8 to the Consolidated Financial Statements.
The following table analyzes the maturities of our debt securities recorded under “Financial assets at fair value through other comprehensive income” and “Financial assets at amortized cost”, by type and geographical area, as of December 31, 2025.

	Maturity at One Year or Less		Maturity After One Year to Five Years		Maturity after Five Years to Ten Years		Maturity after Ten Years		Total
	Amount	Yield % (1)	Amount	Yield % (1)	Amount	Yield % (1)	Amount	Yield % (1)	Amount
	(Millions of Euros, Except Percentages)
DEBT SECURITIES
AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME PORTFOLIO
Domestic
Spanish government and other government agencies debt securities	838	2.98	2,703	4.02	3,975	1.27	2,573	3.82	10,090
Other debt securities	391	2.52	326	3.68	157	3.29	33	5.16	907
Total Domestic	1,230	2.83	3,029	3.99	4,132	1.35	2,606	3.84	10,997
Foreign	—	—	—	—	—	—	—	—	—
Mexico	1,443	5.55	7,278	4.87	5,427	5.50	6,848	4.74	20,995
Mexican government and other government agency debt securities	1,343	5.50	6,970	4.89	4,941	5.43	6,499	4.78	19,752
Other debt securities	100	6.22	307	4.25	486	6.18	349	4.05	1,243
The United States	2,434	3.20	1,487	3.22	1,547	2.57	746	2.90	6,214
U.S. Treasury and other government agencies debt securities	2,299	3.28	577	3.12	746	1.32	—	—	3,621
Other debt securities	136	1.92	910	3.28	801	3.74	746	2.90	2,593
Turkey	376	32.58	1,793	35.61	738	20.44	—	—	2,907
Turkey government and other government agencies debt securities	376	32.58	1,793	35.61	738	20.44	—	—	2,907
Other debt securities	—	—	—	—	—	—	—	—	—
Other countries	4,919	13.81	4,809	3.73	4,356	3.03	1,803	3.94	15,888
Securities of other foreign governments (2)	3,251	18.92	2,979	3.71	3,560	2.87	507	4.78	10,298
Other debt securities of other countries	1,668	3.84	1,830	3.77	796	3.78	1,296	3.61	5,590
Total Foreign	9,173	10.46	15,366	7.94	12,068	5.15	9,397	4.44	46,004
TOTAL AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME PORTFOLIO	10,402	9.56	18,396	7.29	16,200	4.18	12,004	4.31	57,001
AT AMORTIZED COST PORTFOLIO
Domestic
Spanish government and other government agencies debt securities	10,349	2.19	19,395	2.03	9,404	1.98	104	3.40	39,252
Other debt securities	693	3.18	630	2.47	177	3.60	13	2.26	1,512
Total Domestic	11,042	2.25	20,025	2.04	9,581	2.01	117	3.27	40,764
Foreign	—	—	—	—	—	—	—	—	—
Mexico	1,093	4.38	2,104	3.89	3,462	5.36	42	4.00	6,701
Mexican government and other government agency debt securities	1,093	4.38	2,064	3.78	1,943	4.06	42	4.00	5,142
Other debt securities	—	—	40	9.45	1,519	7.03	—	—	1,559
The United States	1,849	4.59	432	4.24	—	—	—	—	2,282
U.S. Treasury and other government agencies debt securities	1,849	4.59	395	4.20	—	—	—	—	2,244
Other debt securities	—	—	38	4.66	—	—	—	—	38
Turkey	553	23.34	2,719	24.29	1,990	23.37	—	—	5,262
Turkey government and other government agencies debt securities	524	21.87	2,719	24.29	1,990	23.37	—	—	5,233
Other debt securities	29	49.72	—	—	—	—	—	—	29
Other countries	3,086	8.36	5,344	2.62	9,870	1.84	71	4.84	18,370
Securities of other foreign governments (2)	1,967	11.21	3,142	2.68	8,841	1.73	47	5.28	13,997
Other debt securities of other countries	1,118	3.34	2,202	2.53	1,029	2.77	23	3.95	4,373
Total Foreign	6,581	7.90	10,599	8.50	15,323	5.43	112	4.53	32,615
TOTAL AT AMORTIZED COST PORTFOLIO	17,623	4.36	30,624	4.28	24,904	4.12	229	3.89	73,379
TOTAL DEBT SECURITIES	28,025	6.29	49,019	5.41	41,103	4.14	12,233	4.30	130,380
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

Loans and Advances
Diversification in our loan portfolio is our principal means of reducing the risk of loan losses. We also carefully monitor our loans to borrowers in sectors or countries experiencing liquidity problems. Our exposure to our five largest borrowers as of December 31, 2025 excluding government-related loans amounted to €5,497 million or approximately 1.1% of our total outstanding loans and advances to customers.
During the year ended December 31, 2025, the Group’s loan activity has been affected by geopolitical and other challenges and uncertainties globally. See “Item 5. Operating and Financial Review and Prospects―Operating Results―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Macroeconomic and geopolitical conditions” and Note 7.2 to the Consolidated Financial Statements for information on the impact of these challenges and uncertainties on our financial condition and results of operations.
Loans and Advances to Customers
As of December 31, 2025, our total loans and advances to customers amounted to €504,876 million, or 58.7% of total assets. Net of our loss allowances, total loans and advances to customers amounted to €492,514 million as of December 31, 2025, or 57.3% of our total assets, an increase from 55.6% of our total assets as of December 31, 2024. As of December 31, 2025 our total loans and advances to customers in Spain amounted to €187,039 million, up from €174,854 million as of December 31, 2024, mainly due to the increases in corporate loans, public sector loans and consumer loans. Our total loans and advances to customers outside Spain amounted to €317,837 million as of December 31, 2025, up from €266,288 million as of December 31, 2024, mainly as a result of increases in the volume of mortgages and consumer loans within the retail loan portfolio in Mexico, the increase in the volume of Turkish lira-denominated consumer and wholesale loans, due, in part, to the measures adopted by the Turkish authorities (e.g., the lessening of loan reserve requirements) to encourage Turkish lira-denominated loans in Turkey, and increased wholesale loans in the branches located in New York, Europe and Asia driven by increased activity amid a lower interest rate environment, partially offset by the depreciation of the Turkish lira and the U.S. dollar against the euro.
Loans by Geographical Area
The following table shows our loans and advances to customers by geographical area as of the dates indicated:

	As of December 31,
	2025	2024	2023
	(In Millions of Euros)
Domestic	187,039	174,854	169,140
Foreign
Western Europe	51,515	41,907	36,978
Mexico	104,358	93,016	92,802
Turkey	49,269	45,314	34,876
South America	60,203	54,544	48,150
Other (1)	52,491	31,507	21,439
Total foreign	317,837	266,288	234,244
Total loans and advances (2)	504,876	441,142	403,384
Loss allowances	(12,362)	(11,611)	(11,269)
Total net lending (2)	492,514	429,532	392,115
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
Loans and Advances to Credit Institutions and Central Banks
As of December 31, 2025, our total loans and advances to credit institutions and central banks amounted to €53,850 million, or 6.3% of total assets (compared to €52,467 million, or 6.8% of total assets as of December 31, 2024), of which total loans and advances to credit institutions and central banks at amortized cost amounted to €35,113 million, or 4.1% of total assets. Loans and advances to credit institutions as of December 31, 2025 decreased by 3.0% compared to December 31, 2024, mainly as a result of decreases in loans and advances to credit institutions (through reverse repurchase agreements) in Spain.

Loans and Advances to Spanish Government and its Agencies
Loans and advances outstanding to the Spanish government and its agencies amounted to €14,490 million, or 3.1% of our total loans and advances to customers as of December 31, 2025, compared with the €12,001 million, or 2.8% of our total loans and advances to customers as of December 31, 2024, in each case, excluding loans to companies controlled by the Spanish government.
Loans to Associates and Jointly Controlled Companies
As of December 31, 2025, total loans and advances by BBVA and its subsidiaries to associates and jointly controlled companies amounted to €632 million, a 1.1% decrease compared with €639 million as of December 31, 2024.

Maturity and Interest Sensitivity
The following table sets forth a breakdown by maturity of our total loans and advances to customers, including their fixed and variable rates, by type of customer as of December 31, 2025. The determination of maturities is based on contract terms.

	Maturity					Maturity After One Year
	Due In One Year or Less	Due After One Year Through Five Years	Due After Five Years Through Fifteen Years	Due After Fifteen Years	Total	Fixed Rate	Variable Rate
	(In Millions of Euros)
Domestic
Agriculture, forestry and fishing	670	668	177	12	1,526	460	396
Manufacturing, mining and quarrying, and other industrial activities	9,144	7,015	1,243	150	17,551	3,195	5,212
Of which: manufacturing	7,926	5,397	729	123	14,175	2,902	3,347
Construction	2,257	1,801	1,161	134	5,354	724	2,373
Wholesale and retail trade, transportation and storage, accommodation and food service activities	10,285	8,301	2,884	316	21,787	5,352	6,150
Information and communication	1,561	929	207	12	2,708	239	909
Financial and insurance activities	3,371	4,979	693	224	9,266	2,363	3,532
Real estate activities	858	2,666	1,319	63	4,905	1,607	2,441
Professional, scientific, technical, administrative and support service activities	2,008	2,482	649	47	5,186	1,448	1,730
Public administration and defense, education, human health and social work activities	4,074	5,165	6,413	56	15,707	7,070	4,563
Other service activities	13,703	25,412	35,865	25,416	100,395	54,413	32,279
Of which:
Households	13,089	24,988	35,756	25,409	99,243	54,085	32,069
For House Purchase	3,736	14,131	29,887	25,140	72,894	38,330	30,829
Credit for consumption	5,726	8,523	4,499	36	18,784	12,876	182
Other purposes	3,628	2,333	1,371	233	7,565	2,879	1,058
Total Domestic	47,932	59,416	50,610	26,428	184,386	76,871	59,584
Foreign
Agriculture, forestry and fishing	2,031	1,484	528	13	4,057	1,363	662
Manufacturing, mining and quarrying, and other industrial activities	30,748	22,652	5,074	778	59,252	7,861	20,642
Of which: manufacturing	22,711	13,873	2,285	116	38,984	5,569	10,704
Construction	2,845	2,800	596	4	6,246	825	2,576
Wholesale and retail trade, transportation and storage, accommodation and food service activities	22,072	16,824	4,592	221	43,708	10,021	11,616
Information and communication	4,939	5,558	193	12	10,702	1,316	4,447
Financial and insurance activities	15,194	9,920	837	59	26,011	2,573	8,243
Real estate activities	1,381	5,341	1,675	1	8,399	1,093	5,925
Professional, scientific, technical, administrative and support service activities	2,053	3,522	706	4	6,286	1,868	2,364
Public administration and defense, education, human health and social work activities	1,445	3,657	7,406	3,102	15,610	2,092	12,074
Other service activities	28,311	41,859	19,884	18,453	108,507	66,794	13,403
Of which:
Households	23,428	41,010	19,651	18,392	102,480	65,890	13,162
For House Purchase	125	2,234	13,545	16,092	31,996	30,487	1,384
Credit for consumption	18,694	34,978	5,659	2,205	61,536	31,705	11,136
Other purposes	4,609	3,798	448	95	8,949	3,698	642
Total Foreign	111,019	113,618	41,492	22,647	288,776	95,806	81,950
Total loans and advances (1)	158,951	173,034	92,102	49,075	473,162	172,677	141,534
(1)Includes mainly loans and advances to customers included in “Financial assets at amortized cost”.

Loss Allowances on Loans and Advances
The following table provides information regarding the ratios of allowances for credit losses to total loans and net charge-offs to average loans for the periods indicated, in each case. For a discussion of accounting standards related to loss allowances on financial assets, see Note 2.2.1 to the Consolidated Financial Statements.

	As of and for the year ended December 31,
	2025	2024	2023
	(In Millions of Euros)

Allowance for credit losses to total loans and advances at amortized cost outstanding	2.43%	2.56%	2.75%
Allowance for credit losses	12,329	11,630	11,356
Domestic	4,490	4,495	4,373
Foreign	7,839	7,135	6,983
Total loans outstanding	508,023	455,016	412,916
Domestic	211,332	197,937	186,938
Foreign	296,691	257,079	225,978
Net loan charge-offs as a percentage of average loans and advances at amortized cost during the period
Domestic	0.15%	0.18%	0.26%
Non-financial corporations	0.14%	0.18%	0.37%
Net charge-offs during the period	151	177	334
Average loans outstanding	109,935	95,956	90,520
Individuals	0.23%	0.26%	0.24%
Net charge-offs during the period	225	248	226
Average loans outstanding	97,377	94,984	93,737
Other	—%	0.01%	0.01%
Foreign	1.87%	1.72%	1.70%
Non-financial corporations	0.45%	0.49%	0.52%
Net charge-offs during the period	394	392	391
Average loans outstanding	88,204	80,645	75,530
Individuals	3.91%	3.52%	3.49%
Net charge-offs during the period	3,387	2,793	2,520
Average loans outstanding	86,678	79,325	72,204
Other	—	—	—
Total loan charge-offs as a percentage of average loans and advances at amortized cost during the period	0.91%	0.87%	0.89%
Net charge-offs during the period	4,158	3,612	3,473
Average total loans and advances at amortized cost outstanding	459,497	416,861	389,605
When the recovery of any recognized amount is considered to be remote, this amount is removed from the consolidated balance sheet, without prejudice to any actions taken by the consolidated entities in order to collect the amount until their rights extinguish in full through expiry, forgiveness or for other reasons.
Our total net charge-offs to average loans at amortized cost ratio increased to 0.91% for the year ended December 31, 2025, compared with 0.87% for the year ended December 31, 2024 mainly as a result of the increase in charge-offs in “Individuals” in Mexico, in a context of growing retail lending activity and, to a lesser extent, the increase in charge-offs in Argentina. The increase was partially offset by decreases in charge-offs in the non-financial corporations portfolio in Spain and in the retail portfolio in Peru. Total net loan charge-offs increased during 2025, while average loans and advances at amortized cost also grew across all geographies. However, charge-offs increased at a faster pace than the average loan portfolio, resulting in a higher ratio.

Our allowance for credit losses to total loans and advances at amortized cost decreased to 2.43% as of December 31, 2025 compared with 2.56% as of December 31, 2024, mainly as a result of the increase in total loans outstanding, in particular, the increases in corporate loans, public sector loans and consumer loans in Spain, and the increase in the volume of Turkish lira-denominated consumer and wholesale loans, due, in part, to the measures adopted by the Turkish authorities (e.g., the lessening of loan reserve requirements) to encourage Turkish lira-denominated loans in Turkey, and increased wholesale loans in the branches located in New York, Europe and Asia driven by increased activity amid a lower interest rate environment, partially offset by the depreciation of the Turkish lira and the U.S. dollar against the euro.
Impaired Loans
Loans are considered to be credit-impaired under IFRS 9 if one or more events have occurred and they have a detrimental impact on the estimated future cash flows of the loan.
Amounts collected in relation to impaired financial assets at amortized cost are first applied to the outstanding interest and any excess amount is used to reduce the unpaid principal. The approximate amount of interest on our impaired loans which was included in profit attributable to parent company in 2025, 2024 and 2023 was €560.4 million, €415.6 million, €314.7 million, respectively.
The following table provides information regarding our impaired loans to customers, central banks and credit institutions as of the dates indicated:

	As of December 31,
	2025	2024	2023
	(In Millions of Euros)
Impaired loans
Domestic	6,431	7,319	7,682
Public sector	9	15	24
Other resident sector	6,423	7,304	7,658
Foreign	7,914	6,894	6,764
Public sector	10	11	1
Other non-resident sector	7,905	6,883	6,763
Total impaired loans	14,346	14,213	14,446
Allowance for credit losses	(12,394)	(11,630)	(11,316)
Impaired loans net of allowance	1,952	2,583	3,130
Impaired loans as a percentage of loans and advances at amortized cost	2.82%	3.12%	3.49%
Impaired loans (net of allowance) as a percentage of loans and advances at amortized cost	0.38%	0.57%	0.76%
Our total impaired loans amounted to €14,346 million as of December 31, 2025, a 0.9% increase compared with €14,213 million as of December 31, 2024.
Our allowance for credit losses includes loss reserve for impaired assets and loss reserve for unimpaired assets which present an expected credit loss. As of December 31, 2025, the allowance for credit losses amounted to €12,394 million, a 6.6% increase compared with the €11,630 million recorded as of December 31, 2024. The allowance for credit losses increased year-on-year due to certain non-performing loan entries in the retail loan portfolio in Mexico, partially offset by higher write-offs in Mexico.

LIABILITIES
Deposits
The principal components of our customer deposits recorded under “Financial liabilities at amortized cost” are domestic demand and time deposits and foreign demand and time deposits. The following tables provide information regarding the average amount of the following deposit categories recorded under “Financial liabilities at amortized cost” for the periods indicated:

	Average Balance for the Year Ended December 31,
	2025	2024	2023
	(In Millions of Euros)
Demand deposits	341,196	323,940	318,212
Domestic	196,761	191,782	196,496
Foreign	144,436	132,157	121,716
Time deposits	139,021	122,951	115,889
Domestic	48,553	42,364	45,184
Foreign	90,468	80,586	70,706
Other	35,432	39,994	31,259
Domestic	24,277	26,006	19,441
Foreign	11,156	13,988	11,818
Total Domestic	269,590	260,152	261,121
Total Foreign	246,060	226,732	204,240
Total	515,650	486,884	465,360
The amount of uninsured deposits recorded under “Financial liabilities at amortized cost” as of December 31, 2025, 2024 and 2023 amounted to €292,540 million, €255,129 million and €226,832 million, respectively. Uninsured deposits are the portion of deposit accounts that exceed each local deposit insurance limit and amounts in any other uninsured investment or deposit accounts that are classified as deposits and are not subject to any state deposit insurance regimes.
As of December 31, 2025, the maturity of our time deposits in uninsured accounts recorded under “Financial liabilities at amortized cost” was as follows:

	As of December 31, 2025
	Domestic	Foreign	Total
	(In Millions of Euros)
Portion in excess of local deposit insurance limit	15,708	50,936	66,644
Other uninsured time deposits	30,759	23,035	53,793
3 months or under	19,848	20,505	40,353
Over 3 to 6 months	3,776	1,071	4,847
Over 6 to 12 months	2,771	1,015	3,785
Over 12 months	4,363	444	4,807
Total	46,466	73,970	120,437
Large denomination deposits may be a less stable source of funds than demand and savings deposits because they are more sensitive to variations in interest rates and changes in perceptions of the credit or liquidity profile of the Bank. For additional information on our deposits recorded under “Financial liabilities at amortized cost” as of December 31, 2025, 2024 and 2023, see Note 22 to the Consolidated Financial Statements.

Short-term Borrowings
Securities sold under agreements to repurchase and promissory notes issued by us constituted the only categories of short-term borrowings that equaled or exceeded 30% of stockholders’ equity as of December 31, 2025, 2024 and 2023.
The following table provides information about our total short-term borrowings for the years ended December 31, 2025, 2024 and 2023:

	As of and for the year ended December 31, 2025		As of and for the year ended December 31, 2024		As of and for the year ended December 31, 2023

	Amount	Average rate	Amount	Average rate	Amount	Average rate
	(In Millions of Euros, Except Percentages)
Securities sold under agreements to repurchase:
As of end of period	77,506	2.7%	67,517	4.1%	91,844	4.0%
Average during period	69,274	2.8%	83,001	4.1%	90,329	3.9%
Bank promissory notes:
As of end of period	8,145	2.8%	4,267	4.4%	5,567	4.2%
Average during period	6,622	3.0%	3,932	4.4%	3,680	3.8%
Bonds and subordinated debt:
As of end of period	18,741	3.1%	12,969	3.3%	15,361	3.2%
Average during period	15,696	3.4%	14,309	3.7%	12,265	2.7%
Total short-term borrowings as of end of period (1)	104,392	2.8%	84,753	4.0%	112,772	3.8%
(1)Includes all repurchase agreements recorded under “Financial liabilities at amortized cost” and “Financial liabilities held for trading”.
As of December 31, 2025, 2024 and 2023, the securities sold under agreements to repurchase were mainly Mexican and Spanish treasury bills and such agreements were entered into with credit and other financial institutions.
Certain Ratios
The following table sets out certain ratios as of and for the years ended December 31, 2025, 2024 and 2023:

	As of and for the year ended December 31,
	2025	2024	2023
	(In Percentages)
Net interest margin (1)	3.22%	3.30%	3.08%
Return on average total assets (2)	1.4%	1.4%	1.1%
Return on average shareholders’ funds (3)	18.4%	18.9%	16.2%
Equity to assets ratio (4)	7.5%	7.4%	7.1%
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
Total equity
As of December 31, 2025, total equity amounted to €61,798 million, a 3.0% increase compared to the €60,014 million recorded as of December 31, 2024, mainly as a result of the increase in shareholders’ funds, partially offset by higher negative exchange differences arising from the conversion to euros of balances in the functional currencies of the consolidated entities whose functional currency is not the euro, recorded under the line item “Foreign currency translation”.
Shareholders’ funds
As of December 31, 2025, shareholders’ funds amounted to €76,228 million, a 4.6% increase compared to the €72,875 million recorded as of December 31, 2024, primary due to the annual increase in profit, partially offset by the distribution of dividends and the share buyback programs.
Accumulated other comprehensive income (loss)
As of December 31, 2025, the accumulated other comprehensive loss amounted to €18,871 million, a 9.6% increase compared to the €17,220 million loss recorded as of December 31, 2024, mainly due to the depreciation of certain currencies against the euro, in particular, the Argentine peso and the Turkish lira.
Non-controlling interest
As of December 31, 2025, non-controlling interest amounted to €4,441 million, a 1.9% increase compared to the €4,359 million recorded as of December 31, 2024 mainly due to greater profit in Peru.
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
Another trend in the market is consolidation. Following the 2008 financial crisis, a number of banks disappeared or were absorbed by other banks. Going forward, there may be additional consolidation in the regions where the Group operates.

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
We face strong competition in all of our principal areas of operations. After the protracted period of low interest rates, which adversely impacted interest income, the sharp rise in official and market interest rates in 2022 and 2023 has resulted in a superior pricing environment for banks. However, Spanish banks have been generally cautious in increasing borrowing rates in order not to prompt any surge in default rates. Such an approach and the fact that Spain has a mature credit market contribute to the strong competitive environment in the Spanish banking system. In particular, in recent years, competition has been acutely intense in the credit market for lending to SMEs, where new credit interest rates fell from a weighted average of 5.5% between January 2012 and May 2014 to around 2.1% in 2021. Although interest rates on new loans to SMEs increased to approximately 6.0% as of December 2023 due to the sharp rise in official interest rates, they subsequently declined to around 4.3% as of October 2025 (latest available data).
Regarding the mortgage segment, the pandemic triggered changes in household preferences (larger houses, outside space, second houses) driving an increase in the demand for mortgages. As a result, after the long period of deleveraging that preceded the pandemic, the portfolio of mortgages in Spain grew by 1.1% in 2021, though the volume of mortgages declined by 0.1% and 3.2% in 2022 and 2023, respectively, in response to higher interest rates. Subsequently, mortgages loans grew by 0.3% in 2024 and 3.1% year-on-year in November 2025, supported by the stronger evolution of lending in recent years in Spain.
Competition has become increasingly asymmetric in the credit business. In addition to traditional banks, alternative financing providers—particularly private credit firms—have significantly increased their presence, competing with banks in the provision of credit to households and, above all, to corporates and SMEs. These players have gained market share due to their speed of execution, flexible structuring capabilities, and tailored solutions, especially in mid-market corporate lending and complex financing transactions. This trend has contributed to a partial disintermediation of traditional bank lending and has pushed banks toward greater specialization, traditional lending with origination, structuring, and risk distribution roles.
With respect to deposits, in the aftermath of the 2008 financial crisis, the necessity for a more balanced funding structure led to increased competition for deposits in Spain. Until 2022, the low interest rate environment depressed remuneration on deposits; however, there was an effective “zero lower bound” interest rate floor on deposit rates, which never entered negative territory, despite the Euribor being below 0% between 2016 and April 2022. As interest rates have risen, competition among Spanish entities and from other alternative savings financial products has led to higher deposit rates, especially time deposit rates. However, the excess liquidity of the Spanish banking system (as shown by the system’s loans-to-deposits ratio, which was approximately 82% as of October 2025), and the strong competition in the loan market, caused deposit rates in Spain to increase less than in other European countries.
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

In Spain and in Europe, changes in banking regulation could have a significant potential impact on competition in the near future. The EU Directive on Investment Services permits all brokerage houses authorized to operate in other member states of the European Union to carry out investment services in Spain. Although the EU Directive is not specifically addressed to banks, it affects the activities of banks operating in Spain. Certain initiatives have also been implemented in order to facilitate the creation of a Pan-European financial market, such as the Single Euro Payments Area, which is a payment-integration initiative for the harmonization of payment services (bank transfers, direct debits and payment cards) mainly within the European Union, and MiFID, complemented with the introduction of MiFID II in January 2018, which aims to create a European framework for investment services. In addition, further steps have been taken towards achieving a banking and capital markets union in Europe, such as the Retail Investment Strategy (RIS). The ECB assumed responsibility as the unique supervisor of the Eurozone banking sector in November 2014, responsible for the supervision of over 100 entities (including BBVA). Moreover, the foundations of a single resolution mechanism were laid with, among others, the appointment of the SRB and the adoption of the Bail-in Tool. The year 2025 marks the operational launch of the Anti-Money Laundering and Counter-Terrorist Financing Authority (AMLA). The creation of this new authority is part of a broader regulatory package, known as the AML (Anti Money-Laundering) package, which was published in 2024 and includes the creation of AMLA, the publication of the new European AML Regulation, and the 6th AML Directive.
For additional information, see “―Business Overview―Supervision and Regulation”.
Mexico
As of December 31, 2025, the Mexican banking sector comprised 50 institutions, one fewer than the 51 banks that operated at the beginning of 2025. In addition, eight other entities are either waiting for the approval of their license or ready to start operations within the banking sector: Revolut, Nu Bank, Klar, Masari Casa de Bolsa, Finsus, Konfío, and Plata Card.
The seven largest banks of the system (the “G7 group”, that comprises BBVA Mexico, Santander, Banorte, Banamex, HSBC, Scotiabank and Inbursa) held 70.6% of the total assets of banks in Mexico as of October 30, 2025, less than the 71.1% in December 2024. All but two members of the G7 group decreased their share in total assets and BBVA Mexico led the way with a 0.6% drop. The two institutions with gains were Banamex (+0.3%) and Santander (+0.1%).
Regarding credit balances, the G7 group market share increased marginally from 77.45% in December 2024 to 77.47% in October 2025. In particular, BBVA Mexico increased its participation in total credit balances from 25.4% to 25.6% during such period. Banamex, Santander and Banorte also experienced an increase in their market share (0.4%, 0.2% and 0.1% respectively), while HSBC, Scotiabank and Inbursa lost market share. The pace of expansion of credit balances in 2026 is expected to remain weak as the recovery in employment and private investment is expected to take time to make an impact.
As for deposits, the G7 group market share declined marginally between December 2024 and October 2025 (from 73.16% to 73.04%), with four of the G7 banks losing share. BBVA Mexico was the institution with the greatest gain (+0.4%), while Scotiabank was the bank with the largest drop (-0.3%). A slow recovery of formal employment and the ongoing rate cutting cycle are expected to hinder the growth of deposits in 2026.
For information on COFECE’s investigation regarding competition in the card payments’ market, see “―Business Overview―Supervision and Regulation—Principal Markets—Mexico”.
Turkey
In Turkey, where we operate through Garanti BBVA, the three public banks that operate in the country accounted for 37% of the total loans of financial institutions as of December 26, 2025, whereas private deposit banks (including Garanti BBVA) accounted for 48%. Development banks and participation banks (banks that operate under the ethos of Islamic banking) together accounted for 15% of the total.
The CBRT cut the policy rate by a total of 500 basis points between January and March 2025, bringing it down to 42.5%. At the interim Monetary Policy Committee (MPC) meeting held on March 20, 2025, in order to contain the risks that financial market developments could pose to the inflation outlook, the MPC decided to raise the overnight lending rate to 46.0%, while keeping the policy rate and the overnight borrowing rate unchanged. Additionally, the CBRT suspended the one-week repo auctions temporarily, and provided funding at the overnight lending rate. In April 2025, in response to the effects of financial market developments on underlying inflation, the CBRT raised the policy rate, the overnight lending rate, and the overnight borrowing rate to 46%, 49%, and 44.5%, respectively, and also announced the resumption of the one-week repo auctions. The CBRT kept the policy rate unchanged in June 2025, and reduced it by a total amount of 800 basis points in the remainder of the year, eventually bringing it down to 38% by December 2025.

The CBRT continued to implement macroprudential policies to support disinflation. In this regard, the CBRT started to publish interim targets in its Inflation Report which are defined as the headline inflation levels intended to be achieved in the short term, while progressing towards the medium-term inflation target. The CBRT also continued simplifying its monetary policy measures, in line with the path started in 2024. The most significant decision in this respect was the termination of the opening and renewal of KKM accounts and, accordingly, the abolition of all targets related to the renewal of KKM accounts and their transition to Turkish lira. The increase in the share of Turkish lira deposits within total deposits and the measures to phase out KKM accounts continued to reinforce the monetary policy stance in 2025. The introduction of limits on the share of Turkish-lira deposits held by companies, together with the revision of the existing limits on the share of Turkish-lira deposits held by households, strengthened the monetary policy transmission mechanism. KKM accounts balance declined to USD 0.2 billion as of December 26, 2025, and Turkish lira deposits accounted for 61% of the total.
Policies for loan growth continued to be implemented to strengthen the monetary policy transmission mechanism and rebalance domestic demand in 2025. With respect to the reserve requirement for loan growth, the 2% monthly growth limit for Turkish lira commercial loans was replaced with two limits: 2.5% for SME loans, and 1.5% for other commercial loans. Moreover, the monthly growth limit of 1.5% for FX loans was reduced to 1% and then 0.5%. The scope of loans exempted from growth limit for FX loans was narrowed. The calculation period for loan growth rates was later extended to eight weeks from four weeks, to provide greater flexibility in the management of loan growth limits. To restrain borrowing behavior and contribute to the moderation of domestic demand, there continues to be different maximum interest rates for personal credit card loans based on the amount of debt.
This policy framework is expected to be maintained throughout 2026 to ensure that loan growth and loan composition will be supportive of the disinflation process and the monetary transmission mechanism. The limits for loan growth and exceptions to be provided are expected to be revised throughout the year. The CBRT is also expected to maintain the policy framework designed to prioritize Turkish lira-denominated deposits and a long-term maturity structure for external funding.
Banks’ profitability, which had remained flat in the first half of 2025, recovered during the remainder of 2025 due to the policy rate cuts. Interest rates are expected to continue their downward trend in 2026. The pace of the downward trend in inflation and the associated change in the interest rate outlook is expected to affect banks’ net interest margin. The positive impact of the improving net interest margin on return on equity (“ROE”) is expected to be more pronounced in 2026. Furthermore, the strong course of banking fees, commissions and service revenues is expected to continue to support profitability, while the rise in credit risk costs will likely limit further improvement.
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

Critical Accounting Policies
The Consolidated Financial Statements as of and for the years ended December 31, 2025, 2024 and 2023 were prepared by the Bank’s directors in compliance with IFRS-IASB and in accordance with EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2017, and by applying the basis of consolidation, accounting policies and measurement bases described in Note 2 to the Consolidated Financial Statements, so that they present fairly the Group’s total equity and financial position as of December 31, 2025, 2024 and 2023, and its results of operations and consolidated cash flows for the years ended December 31, 2025, 2024 and 2023. The Consolidated Financial Statements were prepared on the basis of the accounting records kept by the Bank and by each of the other Group companies and include the adjustments and reclassifications required to unify the accounting policies and measurement bases used by the Group. See Note 2.2 to the Consolidated Financial Statements.
In preparing the Consolidated Financial Statements, estimates were made by the Group and the consolidated companies in order to quantify certain of the assets, liabilities, income, expense and commitments reported herein. These estimates relate mainly to the following:
•The loss allowance of certain financial assets.
•The assumptions used in the valuation of insurance and reinsurance contracts, to quantify certain provisions and the actuarial calculation of the post-employment benefit liabilities and commitments.
•The useful life and impairment losses of tangible and intangible assets and impairment losses on non-current assets held for sale.
•The valuation of goodwill and price allocation of business combinations.
•The fair value of certain unlisted financial assets and liabilities.
•The recoverability of deferred tax assets and the estimate for the corporate income tax.
Although these estimates were made on the basis of the best information available as of December 31, 2025, 2024 and 2023, respectively, events that take place in the future might make it necessary to revise these estimates (upwards or downwards), which revisions would be carried out prospectively in coming years. Any such changes would be recorded prospectively, recognizing the effects of the change in estimation in the corresponding consolidated financial statements.
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
Further, recent greater macroeconomic and geopolitical uncertainties have resulted in greater complexity in developing reliable estimates and applying judgment. During 2025 there have been no other significant changes in the estimates made as of December 31, 2024 and 2023, with the exception of those indicated in the Consolidated Financial Statements.
Note 2 to the Consolidated Financial Statements contains a summary of our significant accounting policies. We consider certain of our critical accounting policies to be particularly important due to their effect on the financial reporting of our financial condition and results of operations and because they require management to make difficult, complex or subjective judgments, some of which may relate to matters that are inherently uncertain. Our reported financial condition and results of operations are sensitive to accounting methods, assumptions and estimates that underlie the preparation of the Consolidated Financial Statements. The nature of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered when reviewing the Consolidated Financial Statements and the discussion below. For information on the estimates made by the Group in preparing the Consolidated Financial Statements, see Note 1.4 to the Consolidated Financial Statements.
We have identified the accounting policies enumerated below as critical to the understanding of our financial condition and results of operations, since the application of these policies requires significant management assumptions and estimates that could result in materially different amounts to be reported if the assumptions used or underlying circumstances were to change.
See Note 2.3 to the Consolidated Financial Statements for information on changes to IFRS or their interpretation that were not yet effective as of December 31, 2025.

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
During 2024, the criteria for identifying significant increases in credit risk were reviewed and updated. As part of this update, certain short-term portfolio transactions as well as those meeting the expanded definition of the low credit risk exception (see Note 2.2.1 to the Consolidated Financial Statements) were exempted from transfer to Stage 2 based on certain quantitative criteria. These changes led to a significant reduction in the Stage 2 balance at the Group level during the last quarter of 2024, with the impact of these measures primarily concentrated in Banco Bilbao Vizcaya Argentaria, S.A.
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

All derivatives are recognized on the balance sheet at fair value from the date of arrangement. If the fair value of a derivative is positive, it is recorded as an asset and if it is negative, it is recorded as a liability. Unless there is evidence to the contrary, it is understood that on the date of arrangement, the fair value of the derivatives is equal to the transaction price. Changes in the fair value of derivatives after the date of arrangement are recognized in the heading “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net” in the consolidated income statement.
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

The recoverable amounts of all the CGUs were in excess of their carrying value as of December 31, 2025, December 31, 2024 and December 31, 2023.
Mexico CGU
Most of the Group’s goodwill balance corresponds to the CGU in Mexico. The impairment test used the cash flow projections estimated by the Group’s management, based on the latest budgets available for the next five years. As of December 31, 2025, the Group used a growth rate of 5.2% (5.5% as of December 31, 2024 and 5.6% as of December 31, 2023) to extrapolate the cash flows in perpetuity starting in the fifth year, based on the real GDP growth rate of Mexico, expected inflation and the potential growth of the banking sector in Mexico. The rate used to discount cash flows is the cost of capital assigned to the CGU, 16.7% as of December 31, 2025 (18.3% as of December 31, 2024 and 12.4% as of December 31, 2023).
As of December 31, 2025, if the discount rate had increased or decreased by 50 basis points, the recoverable amount would have decreased or increased by 3% and 4%, respectively (3% and 3%, respectively, as of December 31, 2024, and 6% and 7%, respectively, as of December 31, 2023). If, as of December 31, 2025, the growth rate had increased or decreased by 50 basis points, the recoverable amount would have increased or decreased by 2% and 2%, respectively (2% and 2%, respectively, as of December 31, 2024, and 5% and 4%, respectively, as of December 31, 2023). The Group concluded there was no evidence of indicators of impairment that required recognizing significant impairment losses in the Mexico CGU.
Insurance contracts
For the years ended December 31, 2025, 2024 and 2023, the valuation method used by default for all insurance and reinsurance contracts was the General Model (Building Block Approach) based on IFRS 17, except in respect of contracts eligible to be valued under the Simplified Model (Premium Allocation Approach) or the Variable Fee Approach. The General Model requires that insurance contracts be initially valued for the total of fulfillment cash flows and the contractual service margin (CSM), each as further described in Note 2.2.8 to the Consolidated Financial Statements. Subsequently, the amount recognized in the consolidated balance sheet for each group of insurance contracts measured under this model comprises the liability for remaining coverage, which includes the aforementioned fulfillment cash flows and the contractual service margin, and the liability for incurred claims, which includes the cash flows from related to claims that have occurred, but have not been paid, discounted to reflect the time value of money, the financial risk associated with future cash flows, and a risk adjustment for non-financial risk that would represent the compensation required by the uncertainty associated with the amount and timing of the expected cash flows.
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

A. Operating Results
Factors Affecting the Comparability of our Results of Operations and Financial Condition
Set forth below are the main factors that affect the comparability of the Group’s results of operations and financial condition as of and for the years ended December 31, 2025, 2024 and 2023.
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
Except with respect to hyperinflationary economies, where all the components of the financial statements (including income statement items) of the relevant subsidiaries (in each case, for any period in which the economy was considered to be hyperinflationary) are converted at the period-end exchange rate, the assets and liabilities of our subsidiaries which maintain their accounts in currencies other than the euro have been converted to the euro at the period-end exchange rates for inclusion in the Consolidated Financial Statements, and income statement items have been converted at the average exchange rates for the period. See Note 2.2.18 to the Consolidated Financial Statements for information on the application of IAS 29 “Financial Reporting in Hyperinflationary Economies”. The following table sets forth the exchange rates of the currencies of the main non-euro regions where we operate against the euro, expressed in local currency per €1.00 as averages for the years ended December 31, 2025, 2024 and 2023 and as period-end exchange rates as of December 31, 2025, 2024 and 2023 according to the ECB.

	Average Exchange Rates			Period-End Exchange Rates
	Year ended December 31, 2025	Year ended December 31, 2024	Year ended December 31, 2023	As of December 31, 2025	As of December 31, 2024	As of December 31, 2023
Mexican peso	21.6743	19.8220	19.1866	21.1180	21.5504	18.7231
Turkish lira				50.4838	36.7372	32.6531
U.S. dollar	1.1302	1.0822	1.0815	1.1750	1.0389	1.1050
Argentine peso				1,714.8146	1,072.6642	892.8124
Colombian peso	4,575.5520	4,405.4736	4,679.2170	4,414.5690	4,580.6659	4,223.3653
Peruvian sol	4.0249	4.0546	4.0404	3.9486	3.9027	4.1042
During 2025, the Mexican peso and, to a lesser extent, the U.S. dollar and the Colombian peso depreciated against the euro in average terms compared with the prior year. On the other hand, the Peruvian sol appreciated slightly against the euro in average terms compared with the average exchange rates for the prior year. In terms of period-end exchange rates, the Turkish lira, the Argentine peso, the U.S. dollar and, to a lesser extent, the Peruvian sol depreciated against the euro. On the other hand, the Mexican peso and the Colombian peso appreciated against the euro in terms of period-end exchange rates. The overall effect of changes in exchange rates was negative for the period-on-period comparison of the Group’s income statement (mainly due to the depreciation of the Mexican peso in average terms and the depreciation of the period-end exchange rates of the Turkish lira and the Argentine peso used to convert income statement items pursuant to IAS 21) and balance sheet.
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
Macroeconomic and geopolitical conditions
The Group is vulnerable to deteriorating economic conditions and changes in the institutional environment in the countries in which it operates, and is exposed to sovereign debt, particularly in Spain, Mexico and Turkey.
The global economy is facing significant changes, due in part to the policies of the U.S. administration. Uncertainty about the consequences is exceptionally high, substantially increasing geopolitical, economic, and financial risks.
The increase in U.S. tariffs on imports from its trading partners has triggered financial market volatility, reinforcing global-wide risks. The level and duration of these tariffs, and uncertainty in connection therewith, could negatively impact the global economy, worsening the prospects for the macroeconomic environment. As a result of the tariffs already adopted or announced, global growth could slow significantly.
While fiscal stimulus and monetary easing measures could partially offset the impact of trade protectionism, particularly in the Eurozone, where significant public spending increases have been announced, the impact of higher U.S. tariffs could be amplified by the adoption of retaliatory measures by other countries, sustained uncertainty, weakening confidence levels and financial volatility, among other factors.
Increased tariffs also raise the risk of inflation in the United States and the Eurozone, which could further slow private demand and constrain the Federal Reserve’s and ECB’s ability to lower rates if warranted by activity.
Beyond import tariffs, tighter controls on migration flows in the United States could also affect the labor market, add to inflationary pressures and weigh on economic growth. The U.S. administration’s fiscal, monetary, regulatory, industrial and foreign policies, among others, could likewise contribute to financial and macroeconomic volatility. This is compounded by concerns that the Federal Reserve’s independence in decision-making may be weakened by political considerations.
Amid heightened uncertainty over U.S. policies and large fiscal deficits, the U.S. risk premium has increased, pushing up long-term sovereign yields and weakening the U.S. dollar. These developments could also spark episodes of volatility, especially given the high public debt levels in both developed and emerging economies. The relatively high valuations of assets linked to artificial intelligence also represent a source of uncertainty, with potential implications in the financial markets.
Rising trade protectionism and the U.S.-China rivalry could further heighten geopolitical tensions, especially against the backdrop of ongoing conflicts in Ukraine and the Middle East, recent tensions in Latin America and Iran and the Greenland crisis. In response to these risks and the changes in the foreign policy of the U.S. administration, the European Union has adopted measures to increase military spending, which could support growth but, to some extent, add pressure on inflation and interest rates in the region.
Overall, rising global geopolitical tensions increase uncertainty around the outlook for the world economy and the likelihood of economic and financial disruptions, including an economic recession. For additional information on the deteriorating economic environment, see “—Operating Environment”.
The Group’s results of operations have also been affected in recent years by the high inflation in all countries in which BBVA operates, especially Turkey and Argentina. In particular, the Turkish economy has been considered hyperinflationary since the first half of 2022. See “Presentation of Financial Information—Hyperinflationary Economies”.

The Group is exposed, among others, to the following general risks related to the economic and institutional environment in the countries where it operates: changes in economic activity, including potential recession scenarios; inflationary pressures that could lead to tightening of monetary conditions; stagflation triggered by intense or prolonged supply shocks, including as a result of a protectionist escalation or a sharp rise in oil and gas prices; exchange rate volatility; adverse developments in real estate markets; changes in the institutional environment of the countries where the Group operates, which could lead to sudden and pronounced GDP contractions and/or shifts in regulatory or government policy, including capital controls, dividend restrictions, or the imposition of new taxes or levies; high levels of public debt or external deficits, which could lead to sovereign credit rating downgrades or defaults or debt restructurings; the impact of policies adopted by the current U.S. administration, about which significant uncertainty remains; and episodes of financial market volatility, such as those seen recently, that could result in significant losses for the Group.
In Spain, political, regulatory, and economic conditions may have a negative impact on activity. In Mexico, there is considerable uncertainty regarding the impact of recently approved constitutional and institutional reforms, and the policies of the U.S. administration and the outcome of the review of the USMCA have already adversely affected the country’s economy and deteriorated its prospects. In Turkey, despite the gradual improvement in macroeconomic conditions, the situation remains relatively unstable, marked by pressure on the Turkish lira, high inflation, a significant trade deficit, relatively low central bank foreign exchange reserves, and high external financing costs. Recent political and social tensions and the geopolitical situation in the Middle East could also trigger new episodes of financial volatility and macroeconomic risks. Further, our activities in Turkey have been affected by the regulation and monetary policy adopted by the CBRT in recent years. For additional information on measures adopted by the CBRT, see “Item 4. Information on the Company―Business Overview—Supervision and Regulation—Principal Markets—Turkey”. In South America, ongoing and potential interventionist actions by the United States in some of its countries constitute a significant source of risk. In Argentina, despite the improvement in prospects following significant fiscal, monetary and exchange rate adjustments, the risk of economic and financial turmoil persists amid heightened political uncertainty. Lastly, in Colombia and Peru, meteorological events, political tensions, and a deterioration of public finances could weigh on economic performance.
Any of these factors may have a significant adverse effect on the Group’s business, financial condition and results of operations.
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
The global economy has exhibited greater resilience than expected throughout 2025, despite elevated levels of uncertainty, trade and geopolitical tensions, and the tightening of migration policies by the U.S. administration. The adverse effects of protectionist measures appear to have been mitigated by lower effective tariffs than initially announced, an expansion of fiscal stimulus, and a sharp increase in investment in artificial intelligence, particularly in the United States. Low financial market volatility—supported by the Federal Reserve’s (Fed) accommodative monetary policy stance—and contained energy prices have also provided support to global economic activity.
Against this backdrop, BBVA Research expects global growth to have reached 3.2% in 2025, only slightly below the rate recorded in 2024. This outcome has been driven in part by stronger-than-expected economic performance in both the United States and China. In the United States, the resilience of private consumption and the momentum of technology-related investment are estimated to have lifted GDP growth in 2025 to 2.0%. In China, robust external sector performance has helped offset weaker consumption and private investment, raising the estimated GDP growth rate to 5.0%, in line with 2024. The euro area has also shown a gradual recovery path, albeit at more moderate rates. Fiscal stimulus measures and renewed spending on infrastructure and defense have supported domestic demand, resulting in an estimated GDP growth rate of 1.4% in 2025.

Regarding price dynamics, tariff policies and the strength of domestic demand have been the main drivers of inflation developments in 2025. In the United States, the impact of tariffs has kept inflation around 3%, a level at which it is expected to have closed the year. This has constrained the Fed’s scope for interest rate cuts, with the policy rate standing at 3.75% in December 2025, down from 4.5% at the end of 2024. In contrast, in the European Union, inflation stability (near the 2% mark) and the gradual pace of the recovery have allowed the ECB to maintain an accommodative monetary stance, reducing the deposit facility rate to 2.0%. China has also adopted an accommodative monetary policy posture in light of its low-inflation environment, with headline inflation expected to have closed 2025 at 0.3%.
Looking ahead to 2026, global growth is projected by BBVA Research at 3.1% amid a mild deceleration across major economies. U.S. GDP growth is expected to reach 1.9%, while economic activity in the euro area is projected to expand by 1.1%, and China’s economy is forecast to grow by 4.5%. Inflation is likely to remain close to 3% in the United States due to tariff effects (with a projected year-end rate of 2.9%), stabilize around the ECB’s 2% target in the euro area (1.9% in December 2025), and rise gradually in China to approximately 1% by the end of the year. Under this growth and inflation outlook, the Fed could continue to lower interest rates at a gradual pace, reaching 3.25% by end-2026. A similarly accommodative stance is expected from the People’s Bank of China, while policy rates in the euro area are projected to remain unchanged.
Overall, the balance of risks to the global economy remains tilted to the downside, although it is somewhat more balanced than previously expected. In addition to protectionist measures in trade and immigration and the structural challenges facing Europe and China, downside risks include heightened geopolitical tensions—such as ongoing and potential U.S. interventions in Latin America and the Middle East, or the Greenland crisis—and uncertainty surrounding the independence of the Fed and its implications for financial markets. On the upside, increased investment in artificial intelligence and its medium-term impact on productivity in economies that actively promote its adoption stand out as a key positive factor.
In Spain, economic growth has remained robust throughout 2025, and near-term prospects continue to be relatively favorable. Activity has been supported by the resilience of services exports, a recovery in construction investment, and rising private consumption, amid accommodative monetary conditions and wage growth. The acceleration in the deployment of European recovery funds and increased defense spending could further support domestic demand and economic growth in the coming months. According to BBVA Research, GDP growth is most likely to have reached 2.9% in 2025. For 2026, growth is expected to gradually moderate to 2.4%, reflecting factors such as global protectionism, reduced fiscal support, limited productivity gains, and supply constraints in sectors such as housing. Headline inflation remained around 3% throughout 2025, closing the year at 2.9%, and is projected to ease slightly to 2.6% by the end of 2026.
In Mexico, weak investment and industrial activity constrained economic growth in 2025, with machinery exports and services acting as the main drivers of activity. BBVA Research maintains its 2025 growth estimation at 0.7% and projects GDP growth of 1.2% in 2026 amid looser monetary conditions, less fiscal consolidation, and ongoing uncertainty related to the review of the USMCA. Inflation fluctuated between 3.5% and 4.0% during 2025, closing the year at 3.7%, and is expected to remain at similar levels in 2026 (3.8% year-end). The expected inflation and growth environment point to a gradual pace of further interest rate cuts following the reductions implemented in 2025, with the policy rate projected to reach 6.5% by the end of 2026, 50 basis points below its current level.
In Turkey, economic activity maintained strong momentum throughout 2025, supported by robust domestic demand. Together with more accommodative monetary conditions, a relatively more favorable global environment, and a neutral fiscal stance, this has underpinned positive growth expectations for the coming quarters. According to BBVA Research, GDP growth is estimated to have reached 3.7% in 2025 and is expected to rise to 4.0% in 2026. Inflation continued on a path of gradual moderation during 2025 reaching 30.9% in December 2025. This has allowed the CBRT to continue gradually cutting interest rates, which stood at 38% at year-end. For 2026, both inflation and interest rates are expected to continue declining, potentially reaching 25% and 32%, respectively, by year-end.
In Argentina, 2025 concluded with a recovery in economic activity amid a gradual reduction in political instability and lower exchange rate pressures. BBVA Research maintains its GDP growth estimate for 2025 at 4.5% and expects growth to moderate gradually to 3.0% in 2026. Inflation continued its downward trend throughout 2025, reaching 31.5% in December 2025. For 2026, inflationary pressures are expected to ease further, with headline inflation declining to approximately 20% by year-end.
In Colombia, private consumption and fiscal spending have continued to support economic activity. BBVA Research estimates GDP growth for 2025 at 2.7%, with a similar expansion of 2.8% expected in 2026. Strong domestic demand has limited the disinflation process, with inflation closing December 2025 at 5.1%, prompting the central bank to keep policy rates unchanged at 9.25%. The announced increase in the minimum wage is expected to generate additional inflationary pressures in 2026, with headline inflation potentially reaching 6.5%, and could lead the central bank to tighten monetary policy, raising interest rates to as high as 12.25%.

In Peru, economic activity performed favorably in 2025, supported by private consumption, withdrawals from private pension funds, and relatively favorable terms of trade. According to BBVA Research, GDP growth could have reached 3.3% in 2025 and is expected to moderate slightly to 3.1% in 2026 amid rising domestic political uncertainty and upcoming elections. Inflation remained well contained, closing December 2025 at 1.5%, and is projected to rise gradually to 2.5% by the end of 2026, while low interest rates—expected to remain unchanged at the current 4.25%—continue to support the growth outlook.

BBVA Group results of operations for 2025 compared to 2024
The table below shows the Group’s consolidated income statements for 2025 and 2024.

	Year ended December 31,
	2025	2024	Change
	(In Millions of Euros)		(In %)
Interest and other income	58,345	61,659	(5.4)
Interest expense	(32,065)	(36,392)	(11.9)
Net interest income	26,280	25,267	4.0
Dividend income	123	120	2.7
Share of profit or loss of entities accounted for using the equity method	62	40	54.6
Fee and commission income	13,743	13,036	5.4
Fee and commission expense	(5,528)	(5,048)	9.5
Net gains (losses) on financial assets and liabilities (1)	2,941	3,218	(8.6)
Exchange differences, net	(285)	695	n.m. (2)
Other operating income	688	623	10.5
Other operating expense	(2,614)	(3,951)	(33.8)
Income on insurance and reinsurance contracts	3,890	3,720	4.6
Expense on insurance and reinsurance contracts	(2,370)	(2,238)	5.9
Gross income	36,931	35,481	4.1
Administration costs	(12,811)	(12,660)	1.2
Personnel expense	(7,773)	(7,659)	1.5
Other administrative expense	(5,038)	(5,001)	0.7
Depreciation and amortization	(1,521)	(1,533)	(0.8)
Net margin before provisions (3)	22,599	21,288	6.2
Provisions or reversal of provisions	(373)	(198)	88.8
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(6,073)	(5,745)	5.7
Impairment or reversal of impairment on non-financial assets	(13)	1	n.m. (2)
Gains (losses) on derecognition of non-financial assets and subsidiaries, net and Impairment or reversal of impairment of investments in joint ventures and associates	68	77	(11.2)
Gains (losses) from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations	18	(17)	n.m. (2)
Operating profit / (loss) before tax	16,227	15,405	5.3
Tax expense or income related to profit or loss from continuing operations	(5,100)	(4,830)	5.6
Profit / (loss) from continuing operations	11,126	10,575	5.2
Profit / (loss) from discontinued operations, net	—	—	—
Profit / (loss)	11,126	10,575	5.2
Profit / (loss) attributable to parent company	10,511	10,054	4.5
Profit / (loss) attributable to non-controlling interests	615	521	18.1
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
(2)Not meaningful.
(3)Calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.

The changes in the Group’s consolidated income statements for the years ended December 31, 2025 and 2024 were as follows:
Net interest income
The following table summarizes net interest income for the years ended December 31, 2025 and 2024.

	Year ended December 31,
	2025	2024	Change
	(In Millions of Euros)		(In %)
Interest and other income	58,345	61,659	(5.4)
Interest expense	(32,065)	(36,392)	(11.9)
Net interest income	26,280	25,267	4.0
Net interest income for the year ended December 31, 2025 amounted to €26,280 million, a 4.0% increase compared with the €25,267 million recorded for the year ended December 31, 2024, as interest expense decreased by 11.9% partially offset by the 5.4% decrease in interest and other income, both primarily driven by lower interest rates, as repricing dynamics affected interest-earning assets more than funding costs, and credit quality deteriorated. Further, the depreciation in average terms of the currencies of the main countries where the Group operates, except for the Peruvian sol, affected interest and other income to a greater extent than interest expense, especially in Turkey, Mexico and South America, due to asymmetric exposure to changes in exchange rates. The decrease in interest and other income was partially offset by the higher volume of Turkish lira-denominated loans supported by the lessening of the loan reserve requirements by the CBRT throughout 2025, the higher customer spread in Turkey, and the higher contribution from the securities portfolio and the ALCO portfolio in Spain. At constant exchange rates, net interest income increased by 13.9%, driven by an increase in interest and other income and a decrease in interest expense.
Dividend income
Dividend income for the year ended December 31, 2025 amounted to €123 million, a 2.7% increase compared with the €120 million recorded for the year ended December 31, 2024.
Share of profit or loss of entities accounted for using the equity method
Share of profit or loss of entities accounted for using the equity method for the year ended December 31, 2025 amounted to income of €62 million, a 54.6% increase compared with the income of €40 million recorded for the year ended December 31, 2024.
Fee and commission income
The table below provides a breakdown of fee and commission income for the years ended December 31, 2025 and 2024:

	Year ended December 31,
	2025	2024	Change
	(In Millions of Euros)		(In %)
Bills receivables	19	21	(5.8)
Demand accounts	298	300	(0.5)
Credit and debit cards and POS (1)	7,308	7,106	2.8
Checks	134	166	(19.4)
Transfers and other payment orders	970	961	0.9
Insurance product commissions	524	461	13.7
Loan commitments given	371	322	15.3
Other commitments and financial guarantees given	548	530	3.3
Asset management	1,845	1,685	9.5
Securities fees	401	360	11.4
Custody securities	219	221	(0.9)
Other fees and commissions	1,105	902	22.5
Fee and commission income	13,743	13,036	5.4
(1) Points of Sale.

Fee and commission income increased by 5.4% to €13,743 million for the year ended December 31, 2025 from the €13,036 million recorded for the year ended December 31, 2024, primarily due to the higher fees paid to BBVA in connection with the debt issuances in which BBVA Securities Inc., our broker-dealer in the United States, acted as underwriter, and the increase in payment systems fees (fees related to credit and debit cards and POS (points of sale)),as shown in Note 40 to the Consolidated Financial Statements supported by the increase in the maximum credit card fees banks may charge in Turkey pursuant to the regulation established by the CBRT and the increase in the volume of asset management activities in Spain, Turkey and Mexico, partially offset by the depreciation against the euro, in average terms, of the currencies of the main countries where the Group operates, except for the Peruvian sol.
Fee and commission expense
The breakdown of fee and commission expense for the years ended December 31, 2025 and 2024 is as follows:

	Year ended December 31,
	2025	2024	Change
	(In Millions of Euros)		(In %)
Demand accounts	9	7	24.2
Credit and debit cards	3,654	3,534	3.4
Transfers and other payment orders	192	153	25.7
Commissions for selling insurance	44	47	(7.5)
Custody securities	96	101	(4.9)
Other fees and commissions	1,533	1,206	27.1
Fee and commission expense	5,528	5,048	9.5
Fee and commission expense increased by 9.5% to €5,528 million for the year ended December 31, 2025 from the €5,048 million recorded for the year ended December 31, 2024, primarily due to the increase in fees paid to third parties driven by the increase in payment systems fee income in Turkey and Mexico and, to a lesser extent, the higher fees paid to third parties related to the increase in volume of asset management activities in Spain, partially offset by the depreciation in average terms of the currencies of the main countries where the Group operates, except for the Peruvian sol.
Net gains (losses) on financial assets and liabilities
Net gains on financial assets and liabilities amounted to €2,941 million for the year ended December 31, 2025, an 8.6% decrease compared to the net gain of €3,218 million recorded for the year ended December 31, 2024, mainly due to the depreciation in average terms of the currencies of the main countries where the Group operates, except for the Peruvian sol, and lower gains from the Global Markets unit in Spain recorded under “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net”, partially offset by higher trading gains in the Global Markets unit in Colombia, the higher gains from the ALCO portfolio resulting from the repurchase of bonds in Mexico, the higher gains in the trading portfolio from the Global Markets unit in Turkey and the sale of certain securities portfolios in Turkey.

The table below provides a breakdown of net gains (losses) on financial assets and liabilities for the years ended December 31, 2025 and 2024:

	Year ended December 31,
	2025	2024	Change
	(In Millions of Euros)		(In %)
Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net	423	327	29.2
Financial assets at fair value through other comprehensive income	400	306	30.9
Financial assets at amortized cost	24	20	19.9
Other financial assets and liabilities	(2)	1	n.m. (1)
Gains (losses) on financial assets and liabilities held for trading, net	2,255	2,458	(8.2)
Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net	236	179	31.7
Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net	28	249	(88.7)
Gains (losses) from hedge accounting, net	(1)	5	n.m. (1)
Net gains (losses) on financial assets and liabilities	2,941	3,218	(8.6)
(1)Not meaningful.
Exchange differences, net
Exchange differences amounted to a €285 million loss for the year ended December 31, 2025 compared with a €695 million gain for the year ended December 31, 2024, mainly driven by negative exchange differences in Turkey and the Corporate Center, in particular, with respect to the Mexican peso, and the lower gains on certain U.S. bonds driven by the depreciation of the U.S. dollar.
Other operating income and other operating expense
Other operating income for the year ended December 31, 2025 increased by 10.5% to €688 million compared with the €623 million recorded for the year ended December 31, 2024, mainly due to higher sales of non-financial assets in Turkey, partially offset by the depreciation in average terms of the currencies of the main countries where the Group operates, except for the Peruvian sol.
Other operating expense for the year ended December 31, 2025 amounted to €2,614 million, a 33.8% decrease compared with the €3,951 million recorded for the year ended December 31, 2024, mainly driven by the lower aggregate expense attributable to the loss on the net monetary position resulting from the adjustment for hyperinflation in Argentina (€356 million in 2025 compared to €1,419 million in 2024) and in Turkey (€878 million in 2025 compared to €1,512 million in 2024), and the depreciation of the Mexican peso, the Turkish lira and the Argentine peso, partially offset by the lower gain from the revaluation of bonds linked to inflation in Turkey (€674 million, compared to €1,164 million for the year ended December 31, 2024) and the higher loss on the net monetary position resulting from the adjustment for hyperinflation in Venezuela (€183 million in 2025). In addition, the year-on-year decrease was driven in part by the fact that the other operating expense for the year ended December 31, 2024, included the impact of the temporary tax on credit institutions and financial credit establishments in Spain amounting to €285 million (which was paid in 2024), whereas the 2025 expense related to the IMIC was recorded under “Tax expense or income related to profit or loss from continuing operations”.
Income and expense on insurance and reinsurance contracts
Income on insurance and reinsurance contracts for the year ended December 31, 2025 was €3,890 million, a 4.6% increase compared with the €3,720 million of income recorded for the year ended December 31, 2024, mainly due to the increase in insurance premiums, attributable in part to a higher volume of insurance sales in Mexico, and the higher insurance sales by the insurance companies in Turkey, partially offset by the depreciation in average terms of the currencies of the main countries where the Group operates, except for the Peruvian sol.
Expense on insurance and reinsurance contracts for the year ended December 31, 2025 was €2,370 million, a 5.9% increase compared with the €2,238 million expense recorded for the year ended December 31, 2024, mainly as a result of increased insurance sales, in particular, in Mexico, partially offset by the depreciation in average terms of the currencies of the main countries where the Group operates, except for the Peruvian sol.

Administration costs
Administration costs, which include personnel expense and other administrative expense, for the year ended December 31, 2025 amounted to €12,811 million, a 1.2% increase compared with the €12,660 million recorded for the year ended December 31, 2024, mainly as a result of the increase in personnel expenses, driven by the increase in salaries (mainly driven by inflation) and, to a lesser extent, the number of employees, the increase in administrative expense in Spain related to advertising and the increase in general expenses (technology, outsourced services and maintenance), in particular, in Turkey and, to a lesser extent, Mexico, driven to a great extent by the higher average inflation rates, partially offset by the depreciation in average terms of the currencies of the main countries where the Group operates, except for the Peruvian sol.
The table below provides a breakdown of personnel expense for the years ended December 31, 2025 and 2024:

	Year ended December 31,
	2025	2024	Change
	(In Millions of Euros)		(In %)
Wages and salaries	6,088	5,937	2.5
Social security costs	1,070	1,007	6.2
Defined contribution plan expense	152	158	(3.9)
Defined benefit plan expense	43	51	(15.3)
Other personnel expense	420	506	(17.0)
Personnel expense	7,773	7,659	1.5
The table below provides a breakdown of other administrative expense for the years ended December 31, 2025 and 2024:

	Year ended December 31,
	2025	2024	Change
	(In Millions of Euros)		(In %)
Technology and systems	1,778	1,732	2.6
Communications	247	261	(5.5)
Advertising	564	441	27.8
Property, fixtures and materials	561	577	(2.8)
Taxes other than income tax	322	481	(33.1)
Surveillance and cash courier services	244	255	(4.5)
Other expense	1,323	1,253	5.6
Other administrative expense	5,038	5,001	0.7
Depreciation and amortization
Depreciation and amortization for the year ended December 31, 2025 was €1,521 million, a 0.8% decrease compared with the €1,533 million recorded for the year ended December 31, 2024.
Provisions or reversal of provisions
Provisions or reversal of provisions for the year ended December 31, 2025 amounted to an expense of €373 million, an 88.8% increase compared with the €198 million expense recorded for the year ended December 31, 2024, mainly due to higher provisions for contingent risks in Turkey and, to a lesser extent, in Mexico.
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification for the year ended December 31, 2025 was an expense of €6,073 million, a 5.7% increase compared with the €5,745 million expense recorded for the year ended December 31, 2024, mainly due to the increase in the expected losses related to the retail portfolio (mainly related to consumer and credit card loans, which volumes increased and also required higher credit impairments) in Turkey and, to a lesser extent, higher credit impairment requirements in Mexico as a result of the worsening of the macroeconomic scenario.

The table below provides a breakdown of impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification for the years ended December 31, 2025 and 2024:

	Year ended December 31,
	2025	2024	Change
Impairment or reversal of impairment on:	(In Millions of Euros)		(In %)
Financial assets at fair value through other comprehensive income	(28)	58	n.m. (2)
Financial assets at amortized cost	6,101	5,687	7.3
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	6,073	5,745	5.7
Impairment or reversal of impairment on non-financial assets
Impairment or reversal of impairment on non-financial assets for the year ended December 31, 2025 amounted to a €13 million expense, compared with the €1 million income recorded for the year ended December 31, 2024.
Gains (losses) on derecognition of non-financial assets and subsidiaries, net and Impairment or reversal of impairment of investments in joint ventures and associates
Gains on derecognition of non-financial assets and subsidiaries, net and Impairment or reversal of impairment of investments in joint ventures and associates for the year ended December 31, 2025 amounted to €68 million, an 11.2% decrease compared with the €77 million gain recorded for the year ended December 31, 2024, mainly due to the reversal of impairment of certain investments in joint ventures and associates.
Gains (losses) from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations
Gains from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations for the year ended December 31, 2025 amounted to €18 million, compared with the €17 million loss recorded for the year ended December 31, 2024.
Operating profit / (loss) before tax
As a result of the foregoing, operating profit before tax for the year ended December 31, 2025 amounted to €16,227 million, a 5.3% increase compared with the €15,405 million operating profit before tax recorded for the year ended December 31, 2024.
Tax expense or income related to profit or loss from continuing operations
Tax expense related to profit from continuing operations for the year ended December 31, 2025 amounted to €5,100 million, a 5.6% increase compared with the €4,830 million expense recorded for the year ended December 31, 2024, mainly due to the higher operating profit before tax in Spain and, to a lesser extent, South America and Turkey, and the approximately €318 million expense recorded in connection with the accrual of the estimated amount of the IMIC for the year ended December 31, 2025 in Spain (see Note 19 to the Consolidated Financial Statements and “Item 4. Information on the Company—Business Overview—Supervision and Regulation—Principal Markets—Spain—Temporary Tax on Credit Institutions in Spain”). The year-on-year increase was partially offset by an adjustment in the estimate of the annual tax rate for the BBVA Group, which reflects the Group’s reassessment of the coverage needs for the identified tax risks and certain deferred tax assets corresponding to the Group in Spain, which had not previously been recorded and were first recognized in 2025 (see Note 19 to the Consolidated Financial Statements), and the depreciation in average terms of the currencies of the main countries where the Group operates, except for the Peruvian sol.
Amounts paid by BBVA under the temporary tax on credit institutions and financial credit establishments and the IMIC in Spain are a non-deductible expense for tax purposes.
Profit / (loss)
As a result of the foregoing, profit for the year ended December 31, 2025 amounted to €11,126 million, a 5.2% increase compared with the €10,575 million recorded for the year ended December 31, 2024.
Profit / (loss) attributable to parent company
As a result of the foregoing, profit attributable to parent company for the year ended December 31, 2025 amounted to €10,511 million, a 4.5% increase compared with the €10,054 million recorded for the year ended December 31, 2024.

Profit / (loss) attributable to non-controlling interests
Profit attributable to non-controlling interests for the year ended December 31, 2025 amounted to €615 million, an 18.1% increase compared with the €521 million profit attributable to non-controlling interests recorded for the year ended December 31, 2024, mainly attributable to Peru.

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
•Spain: there was a 14.6% increase mainly as a result of the higher yield of the loans to enterprises and consumer loans, which led to an increase in the customer spread (calculated as the average rate at which assets are remunerated, less the equivalent average rate for deposits), as a result of the impact of the increase in interest rates in 2023 up to the cuts beginning in the second half of 2024 and, to a lesser extent, an increase in the average volume of loan portfolios.
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
Other operating income and other operating expense
Other operating income for the year ended December 31, 2024 increased by 0.7% to €623 million compared with the €619 million recorded for the year ended December 31, 2023.
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
Gains (losses) on derecognition of non-financial assets and subsidiaries, net and Impairment or reversal of impairment of investments in joint ventures and associates
Gains on derecognition of non-financial assets and subsidiaries, net and Impairment or reversal of impairment of investments in joint ventures and associates for the year ended December 31, 2024 amounted to €77 million, compared with the €19 million gain recorded for the year ended December 31, 2023, mainly due to the reversal of impairment of certain investments in joint ventures and associates.
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

Results of Operations by Operating Segment
The information contained in this section is presented under management criteria; however, for the years ended December 31, 2025, 2024 and 2023, there are no differences between the sum of the income statements of our operating segments and the Corporate Center (calculated in accordance with management criteria used to report segment financial information) and the consolidated income statement of the Group.
Following the publication of our consolidated financial statements as of and for the years ended December 31, 2024, 2023 and 2022 included in our annual report on Form 20-F for the year ended December 31, 2024, certain immaterial balance sheet amounts related to specific activities undertaken by the business units were reallocated between the operating segments and the Corporate Center. As a result, certain expenses were reallocated, in particular, between Spain, Rest of Business and the Corporate Center. For certain relevant information concerning the preparation and presentation of the financial information included in this Annual Report, see “Presentation of Financial Information”.

	For the year ended December 31, 2025
	Spain	Mexico	Turkey	South America	Rest of Business	Corporate Center	Group
	(In Millions of Euros)
Net interest income / (expense)	6,588	11,424	3,079	4,830	828	(469)	26,280
Net fees and commissions	2,364	2,367	2,123	897	591	(127)	8,215
Net gains (losses) on financial assets and liabilities and Exchange differences, net (1)	723	788	394	568	382	(200)	2,656
Other operating income and expense, net (2)	351	619	(384)	(932)	7	118	(221)
Gross income	10,027	15,198	5,213	5,363	1,807	(678)	36,931
Administration costs	(2,937)	(4,182)	(2,084)	(2,146)	(889)	(573)	(12,811)
Depreciation and amortization	(386)	(440)	(231)	(210)	(40)	(213)	(1,521)
Net margin before provisions (3)	6,704	10,576	2,898	3,007	878	(1,464)	22,599
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(649)	(3,130)	(1,000)	(1,208)	(85)	(1)	(6,073)
Provisions or reversal of provisions and other results	(121)	(105)	(34)	(42)	(22)	25	(299)
Operating profit / (loss) before tax	5,933	7,341	1,863	1,758	772	(1,440)	16,227
Tax expense or income related to profit or loss from continuing operations	(1,755)	(2,076)	(904)	(582)	(145)	361	(5,100)
Profit / (loss) from continuing operations	4,178	5,265	959	1,176	627	(1,079)	11,126
Profit / (loss) from discontinued operations, net and Other	—	—	—	—	—	—	—
Profit / (loss)	4,178	5,265	959	1,176	627	(1,079)	11,126
Profit / (loss) attributable to non-controlling interests	(3)	(1)	(154)	(450)	—	(7)	(615)
Profit / (loss) attributable to parent company	4,175	5,264	805	726	627	(1,086)	10,511
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
(3)“Net margin before provisions” is calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.

	For the year ended December 31, 2024
	Spain	Mexico	Turkey	South America	Rest of Business	Corporate Center	Group
	(In Millions of Euros)
Net interest income / (expense)	6,384	11,556	1,492	5,589	742	(495)	25,267
Net fees and commissions	2,281	2,443	2,111	834	390	(71)	7,988
Net gains (losses) on financial assets and liabilities and Exchange differences, net (1)	728	767	1,145	798	337	138	3,913
Other operating income and expense, net (2)	50	571	(535)	(1,815)	4	39	(1,686)
Gross income	9,443	15,337	4,212	5,405	1,472	(388)	35,481
Administration costs	(2,980)	(4,170)	(1,895)	(2,341)	(710)	(564)	(12,660)
Depreciation and amortization	(366)	(477)	(216)	(226)	(33)	(215)	(1,533)
Net margin before provisions (3)	6,097	10,689	2,101	2,838	730	(1,168)	21,288
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(684)	(3,098)	(526)	(1,369)	(71)	3	(5,745)
Provisions or reversal of provisions and other results	(150)	(69)	165	(127)	(11)	54	(137)
Operating profit / (loss) before tax	5,263	7,522	1,741	1,342	648	(1,110)	15,405
Tax expense or income related to profit or loss from continuing operations	(1,508)	(2,074)	(1,014)	(313)	(138)	215	(4,830)
Profit / (loss) from continuing operations	3,755	5,448	727	1,029	511	(895)	10,575
Profit / (loss)	3,755	5,448	727	1,029	511	(895)	10,575
Profit / (loss) attributable to non-controlling interests	(3)	(1)	(116)	(394)	—	(7)	(521)
Profit / (loss) attributable to parent company	3,752	5,447	611	635	511	(901)	10,054
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
(3)“Net margin before provisions” is calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.

	For the year ended December 31, 2023
	Spain	Mexico	Turkey	South America	Rest of Business	Corporate Center	Group
	(In Millions of Euros)
Net interest income / (expense)	5,570	11,054	1,869	4,394	539	(336)	23,089
Net fees and commissions	2,124	2,226	998	700	309	(69)	6,288
Net gains (losses) on financial assets and liabilities and Exchange differences, net (1)	460	572	937	633	261	(681)	2,183
Other operating income and expense, net (2)	(305)	415	(824)	(1,395)	3	87	(2,018)
Gross income	7,848	14,267	2,981	4,331	1,113	(999)	29,542
Administration costs	(2,809)	(3,946)	(1,252)	(1,785)	(560)	(553)	(10,905)
Depreciation and amortization	(383)	(469)	(150)	(165)	(26)	(210)	(1,403)
Net margin before provisions (3)	4,656	9,853	1,579	2,381	527	(1,762)	17,233
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(656)	(2,499)	(118)	(1,134)	(28)	6	(4,428)
Provisions or reversal of provisions and other results	(145)	(25)	(137)	(58)	(1)	(21)	(386)
Operating profit / (loss) before tax	3,855	7,329	1,324	1,189	499	(1,777)	12,419
Tax expense or income related to profit or loss from continuing operations	(1,162)	(2,009)	(702)	(286)	(96)	252	(4,003)
Profit / (loss) from continuing operations	2,693	5,320	622	903	403	(1,525)	8,416
Profit / (loss)	2,693	5,320	622	903	403	(1,525)	8,416
Profit / (loss) attributable to non-controlling interests	(2)	(1)	(95)	(302)	—	3	(397)
Profit / (loss) attributable to parent company	2,690	5,319	527	601	403	(1,522)	8,019
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

Results of Operations by Operating Segment for 2025 Compared with 2024
SPAIN

	For the year ended December 31,
	2025	2024	Change
	(In Millions of Euros)		(In %)
Net interest income	6,588	6,384	3.2
Net fees and commissions	2,364	2,281	3.7
Net gains (losses) on financial assets and liabilities and Exchange differences, net (1)	723	728	(0.7)
Other operating income and expense, net	(36)	(329)	(89.0)
Income and expense on insurance and reinsurance contracts	387	379	2.1
Gross income	10,027	9,443	6.2
Administration costs	(2,937)	(2,980)	(1.4)
Depreciation and amortization	(386)	(366)	5.4
Net margin before provisions (2)	6,704	6,097	10.0
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(649)	(684)	(5.1)
Provisions or reversal of provisions and other results	(121)	(150)	(19.0)
Operating profit / (loss) before tax	5,933	5,263	12.7
Tax expense or income related to profit or loss from continuing operations	(1,755)	(1,508)	16.4
Profit from continuing operations	4,178	3,755	11.3
Profit / (loss) from discontinued operations, net and Other	—	—	—
Profit	4,178	3,755	11.3
Profit attributable to non-controlling interests	(3)	(3)	—
Profit attributable to parent company	4,175	3,752	11.3
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
(3)Not meaningful.
Net interest income
Net interest income of this operating segment for the year ended December 31, 2025 amounted to €6,588 million, a 3.2% increase compared with the €6,384 million recorded for the year ended December 31, 2024, mainly as a result of the higher contribution from the securities portfolio and the ALCO portfolio, and the lower funding costs in the wholesale portfolios, partially offset by the impact of interest rates cuts implemented by the ECB since the second half of 2024 on the consumer and household loan portfolios, which are mostly referenced to variable interest rates. The net interest margin over average total assets of this operating segment amounted to 1.49% for the year ended December 31, 2025, compared with 1.47% for the year ended December 31, 2024.
Net fees and commissions
Net fees and commissions of this operating segment for the year ended December 31, 2025 amounted to €2,364 million, a 3.7% increase compared with the €2,281 million recorded for the year ended December 31, 2024, mainly due to the increase in the volume of asset management activities and, to a lesser extent, payment systems fees (driven in part by increases in the volume of credit card loans), partially offset by the higher fees paid to third parties related to the increase in volume of asset management activities.
Net gains (losses) on financial assets and liabilities and Exchange differences, net
Net gains on financial assets and liabilities and exchange differences of this operating segment for the year ended December 31, 2025 was a net gain of €723 million, a 0.7% decrease compared with the €728 million net gain recorded for the year ended December 31, 2024, mainly as a result of the lower gains from the Global Markets unit, partially offset by the gains from certain ALCO portfolio sales and positive exchange differences.

Other operating income and expense, net
Other operating income and expense, net of this operating segment for the year ended December 31, 2025 amounted to a €36 million expense, an 89.0% decrease compared with the €329 million expense recorded for the year ended December 31, 2024. Other operating expense for the year ended December 31, 2024 included the impact of the temporary tax on credit institutions and financial credit establishments in Spain amounting to €285 million (which was paid in 2024), whereas the accrual of the IMIC for the year ended December 31, 2025 was recorded under “Tax expense or income related to profit or loss from continuing operations”.
Further, during 2025, the Group made the payment corresponding to the IMIC for the 2024 financial year (€295 million). However, since this payment is not required under the legal framework in place as of December 31, 2025, an asset for the amount paid (€295 million) has been recorded under the heading “General Governments” of the item “Financial assets at amortized cost - Loans and advances to customers” in the balance sheet. Therefore, the IMIC payment for the 2024 financial year was not recorded as an operating expense for the year ended December 31, 2025.
Income and expense on insurance and reinsurance contracts
Net income on insurance and reinsurance contracts of this operating segment for the year ended December 31, 2025 was €387 million, a 2.1% increase compared with the €379 million income recorded for the year ended December 31, 2024, as a result of increased insurance activity.
Administration costs
Administration costs of this operating segment for the year ended December 31, 2025 amounted to €2,937 million, a 1.4% decrease compared with the €2,980 million recorded for the year ended December 31, 2024.
Depreciation and amortization
Depreciation and amortization for the year ended December 31, 2025 was €386 million, a 5.4% increase compared with the €366 million recorded for the year ended December 31, 2024 mainly due to the increase in the depreciation expense related to IT equipment.
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification of this operating segment for the year ended December 31, 2025 amounted to a €649 million expense, a 5.1% decrease compared with the €684 million expense recorded for the year ended December 31, 2024, mainly due to the lower credit impairment requirements in the mortgage loan portfolio.
Provisions or reversal of provisions and other results
Provisions or reversal of provisions and other results of this operating segment for the year ended December 31, 2025 were a €121 million expense, a 19.0% decrease compared with the €150 million expense recorded for the year ended December 31, 2024, mainly due to higher gains from the sale of certain investments recorded under other results.
Operating profit / (loss) before tax
As a result of the foregoing, operating profit before tax of this operating segment for the year ended December 31, 2025 was €5,933 million, a 12.7% increase compared with the €5,263 million profit recorded for the year ended December 31, 2024.
Tax expense or income related to profit or loss from continuing operations
Tax expense related to profit from continuing operations of this operating segment for the year ended December 31, 2025 was €1,755 million, a 16.4% increase compared with the €1,508 million expense recorded for the year ended December 31, 2024, mainly as a result of the approximately €318 million expense recorded in connection with the accrual of the estimated amount of the IMIC for the year ended December 31, 2025 (see Note 19 to the Consolidated Financial Statements and “Item 4. Information on the Company—Business Overview—Supervision and Regulation—Principal Markets—Spain—Temporary Tax on Credit Institutions in Spain”), and the higher operating profit before tax recorded for the year ended December 31, 2025. The effective tax rate increased to 29.6% for the year ended December 31, 2025 from 28.7% for the year ended December 31, 2024.

Profit attributable to parent company
As a result of the foregoing, profit attributable to parent company of this operating segment for the year ended December 31, 2025 amounted to €4,175 million, an 11.3% increase compared with the €3,752 million profit recorded for the year ended December 31, 2024.

MEXICO

	For the year ended December 31,
	2025	2024	Change
	(In Millions of Euros)		(In %)
Net interest income	11,424	11,556	(1.1)
Net fees and commissions	2,367	2,443	(3.1)
Net gains (losses) on financial assets and liabilities and Exchange differences, net (1)	788	767	2.7
Other operating income and expense, net	(346)	(342)	1.0
Income and expense on insurance and reinsurance contracts	965	913	5.7
Gross income	15,198	15,337	(0.9)
Administration costs	(4,182)	(4,170)	0.3
Depreciation and amortization	(440)	(477)	(7.7)
Net margin before provisions (2)	10,576	10,689	(1.1)
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(3,130)	(3,098)	1.0
Provisions or reversal of provisions and other results	(105)	(69)	52.6
Operating profit / (loss) before tax	7,341	7,522	(2.4)
Tax expense or income related to profit or loss from continuing operations	(2,076)	(2,074)	0.1
Profit	5,265	5,448	(3.4)
Profit attributable to non-controlling interests	(1)	(1)	—
Profit attributable to parent company	5,264	5,447	(3.4)
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
In the year ended December 31, 2025, the Mexican peso depreciated by 8.5% against the euro in average terms compared with the year ended December 31, 2024, adversely affecting the results of operations of the Mexico operating segment for the year ended December 31, 2025 expressed in euros. See “―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Trends in Exchange Rates”.
Net interest income
Net interest income of this operating segment for the year ended December 31, 2025 amounted to €11,424 million, a 1.1% decrease compared with the €11,556 million recorded for the year ended December 31, 2024, mainly as a result of the depreciation of the Mexican peso against the euro, partially offset by increases in the volume of the mortgage and consumer loan portfolios and lower wholesale funding costs. At constant exchange rates, there was an 8.1% increase in net interest income. The net interest margin over average total assets of this operating segment amounted to 6.74% for the year ended December 31, 2025, compared with 6.73% for the year ended December 31, 2024.
Net fees and commissions
Net fees and commissions of this operating segment for the year ended December 31, 2025 amounted to €2,367 million, a 3.1% decrease compared with the €2,443 million recorded for the year ended December 31, 2024, mainly due to the depreciation of the Mexican peso against the euro and the increase in commissions paid to third parties in relation to payment systems fees, offset, to a great extent, by the increase in payment systems fees and, to a lesser extent, the increase in fees received related to asset management activities (mutual and pension funds), as a result of the increase in the volume of such funds. At constant exchange rates, there was a 6.0% increase in net fees and commissions.
Net gains (losses) on financial assets and liabilities and Exchange differences, net
Net gains on financial assets and liabilities and exchange differences of this operating segment for the year ended December 31, 2025 were €788 million, a 2.7% increase compared with the €767 million gain recorded for the year ended December 31, 2024, mainly as a result of the higher gains from the ALCO portfolio resulting from the repurchase of bonds, partially offset by the depreciation of the Mexican peso against the euro. At constant exchange rates, there was a 12.3% increase in net gains on financial assets and liabilities and exchange differences.

Other operating income and expense, net
Other operating income and expense, net of this operating segment for the year ended December 31, 2025 was a net expense of €346 million, a 1.0% increase compared with the €342 million net expense recorded for the year ended December 31, 2024, mainly as a result of the higher contributions made to the Deposit Guarantee Fund, partially offset by the depreciation of the Mexican peso against the euro. At constant exchange rates, there was a 10.5% increase in net expense.
Income and expense on insurance and reinsurance contracts
Net income on insurance and reinsurance contracts of this operating segment for the year ended December 31, 2025 was €965 million, a 5.7% increase compared with the €913 million net income recorded for the year ended December 31, 2024, due mainly to the increase in insurance premiums, attributable in part to a higher volume of insurance sales, partially offset by the depreciation of the Mexican peso against the euro. At constant exchange rates, there was a 15.6% increase in income on insurance and reinsurance contracts.
Administration costs
Administration costs of this operating segment for the year ended December 31, 2025 were €4,182 million, a 0.3% increase compared with the €4,170 million recorded for the year ended December 31, 2024, mainly as a result of the higher general expenses related mainly to IT and the higher personnel expenses driven by the higher salaries and the increase in the number of employees, partially offset by the depreciation of the Mexican peso against the euro. At constant exchange rates, administration costs increased by 9.6%.
Depreciation and amortization
Depreciation and amortization for the year ended December 31, 2025 was €440 million, a 7.7% decrease compared with the €477 million recorded for the year ended December 31, 2024. At constant exchange rates, there was a 0.9% increase in depreciation and amortization.
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification of this operating segment for the year ended December 31, 2025 was a €3,130 million expense, a 1.0% increase compared with the €3,098 million expense recorded for the year ended December 31, 2024, mainly due to higher credit impairment requirements, in particular, in the retail portfolio as a result of the worsening of the macroeconomic scenario in Mexico (see “—Factors Affecting the Comparability of our Results of Operations and Financial Condition—Macroeconomic and geopolitical conditions”), as well as higher credit impairment requirements in retail loans, driven by the increase in the volume of such loans, partially offset by the depreciation of the Mexican peso against the euro. At constant exchange rates, there was a 10.5% increase in impairment on financial assets not measured at fair value through profit or loss or net gains by modification.
Provisions or reversal of provisions and other results
Provisions or reversal of provisions and other results of this operating segment for the year ended December 31, 2025 were a €105 million expense, a 52.6% increase compared with the €69 million expense recorded for the year ended December 31, 2024, mainly due to the higher provisions related to contingent and legal risks. At constant exchange rates, there was a 66.8% decrease in provisions and other results.
Operating profit / (loss) before tax
As a result of the foregoing, operating profit before tax of this operating segment for the year ended December 31, 2025 was €7,341 million, a 2.4% decrease compared with the €7,522 million of operating profit before tax recorded for the year ended December 31, 2024. At constant exchange rates, there was a 6.7% increase in operating profit before tax.
Tax expense or income related to profit or loss from continuing operations
Tax expense related to profit from continuing operations of this operating segment for the year ended December 31, 2025 was €2,076 million, a 0.1% increase compared with the €2,074 million expense recorded for the year ended December 31, 2024. The effective tax rate amounted to 28.3% of operating profit before tax for the year ended December 31, 2025, and 27.6% for the year ended December 31, 2024. At constant exchange rates, there was a 9.5% increase in tax expense related to profit from continuing operations.

Profit attributable to parent company
As a result of the foregoing, profit attributable to parent company of this operating segment for the year ended December 31, 2025 amounted to €5,264 million, a 3.4% decrease compared with the €5,447 million recorded for the year ended December 31, 2024. At constant exchange rates, there was a 5.7% increase in profit attributable to parent company.

TURKEY

	For the year ended December 31,
	2025	2024	Change
	(In Millions of Euros)		(In %)
Net interest income	3,079	1,492	106.4
Net fees and commissions	2,123	2,111	0.6
Net gains (losses) on financial assets and liabilities and Exchange differences, net (1)	394	1,145	(65.6)
Other operating income and expense, net	(478)	(595)	(19.8)
Income and expense on insurance and reinsurance contracts	94	60	55.7
Gross income	5,213	4,212	23.8
Administration costs	(2,084)	(1,895)	10.0
Depreciation and amortization	(231)	(216)	7.1
Net margin before provisions (2)	2,898	2,101	37.9
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(1,000)	(526)	90.1
Provisions or reversal of provisions and other results	(34)	165	n.m. (2)
Operating profit / (loss) before tax	1,863	1,741	7.1
Tax expense or income related to profit or loss from continuing operations	(904)	(1,014)	(10.8)
Profit	959	727	31.9
Profit attributable to non-controlling interests	(154)	(116)	32.5
Profit attributable to parent company	805	611	31.8
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
(3)Not meaningful.
As of December 31, 2025, the Turkish lira depreciated by 27.2% against the euro compared to December 31, 2024, adversely affecting the results of operations of the Turkey operating segment for the year ended December 31, 2025 expressed in euros (as the period-end exchange rates of the Turkish lira are used to convert income statement items pursuant to IAS 21 for the years ended December 31, 2025 and 2024, respectively). See “―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Trends in Exchange Rates”.
Since the first half of 2022, the Turkish economy has been considered to be hyperinflationary as defined by IAS 29 “Financial Reporting in Hyperinflationary Economies”. See “Presentation of Financial Information—Hyperinflationary Economies” and Note 2.2.18 to the Consolidated Financial Statements for information on the impact of hyperinflation accounting. Regulation and monetary policy, including the liraization strategy adopted by the CBRT to protect the Turkish lira, has affected this operating segment. See “Item 4. Information on the Company―Business Overview—Supervision and Regulation—Principal Markets—Turkey”.
Net interest income
Net interest income of this operating segment for the year ended December 31, 2025 amounted to €3,079 million compared with the €1,492 million recorded for the year ended December 31, 2024, as a result mainly of the higher volume of Turkish lira-denominated loans supported by the lessening of the loan reserve requirements by the CBRT throughout 2025, and the higher customer spread (calculated as the average rate at which assets are remunerated, less the equivalent average rate for deposits), partially offset by the depreciation of the Turkish lira against the euro, and, to a lesser extent, the higher cost of wholesale funding. The year-on-year comparison was positively affected by changes in the reserve requirement for foreign currency deposits, which was set at 8.0% as of February 2024 and reduced in September 2024 (5.0%), November 2024 (4.0%) and June 2025 (2.5%) (see “Item 4. Information on the Company―Business Overview—Supervision and Regulation—Principal Markets—Turkey”), and which requires Garanti BBVA to make Turkish lira-denominated deposits with the CBRT in such proportion with respect to all foreign currency-denominated deposits and participation funds, excluding those obtained from banks abroad, regardless of their maturities. The net interest margin over average total assets of this operating segment amounted to 3.56% for the year ended December 31, 2025, compared with 1.98% for the year ended December 31, 2024.

Net fees and commissions
Net fees and commissions of this operating segment for the year ended December 31, 2025 amounted to €2,123 million, a 0.6% increase compared with the €2,111 million recorded for the year ended December 31, 2024, mainly as a result of the increase in payment systems fees supported by the increase in the maximum credit card fees banks may charge in Turkey pursuant to the regulation established by the CBRT in November 2024 and the increase in the volume of asset management activities, partially offset by the depreciation of the Turkish lira against the euro and the increase in fees paid to third parties driven by the increase in payment systems fee income. At constant exchange rates, there was a 32.3% increase in net fees and commissions.
Net gains (losses) on financial assets and liabilities and Exchange differences, net
Net gains on financial assets and liabilities and exchange differences of this operating segment for the year ended December 31, 2025 amounted to €394 million, a 65.6% decrease compared with the €1,145 million gain recorded for the year ended December 31, 2024, mainly driven by a negative foreign currency position and, to a lesser extent, the depreciation of the Turkish lira against the euro, partially offset by higher gains in the trading portfolio from the Global Markets unit and the sale of certain securities portfolios. At constant exchange rates, net gains on financial assets and liabilities and exchange differences decreased by 55.4%.
Other operating income and expense, net
Other operating income and expense, net of this operating segment for the year ended December 31, 2025 was a €478 million net expense, a 19.8% decrease compared with the €595 million net expense recorded for the year ended December 31, 2024. In the year ended December 31, 2025, other operating income and expense, net, was positively affected by the lower loss on the net monetary position resulting from the adjustment for hyperinflation (€878 million and €1,512 million in the years ended December 31, 2025 and 2024, respectively) and negatively affected by the lower positive impact of the revaluation of bonds linked to inflation in the period (€674 million and €1,164 million, respectively, in the years ended December 31, 2025 and 2024) and the depreciation of the Turkish lira against the euro. At constant exchange rates, there was a 48.3% decrease in net expense. See “Presentation of Financial Information—Hyperinflationary Economies” and Note 2.2.18 to the Consolidated Financial Statements for information on the impact of hyperinflation accounting.
Income and expense on insurance and reinsurance contracts
Net income on insurance and reinsurance contracts of this operating segment for the year ended December 31, 2025 was €94 million, a 55.7% increase compared with the €60 million income recorded for the year ended December 31, 2024, mainly due to the higher insurance sales by the insurance companies.
Administration costs
Administration costs of this operating segment for the year ended December 31, 2025 amounted to €2,084 million, a 10.0% increase compared with the €1,895 million recorded for the year ended December 31, 2024, mainly as a result of the increase in personnel expenses, driven by the increase in the number of employees and salary updates, and the increase in general expenses (technology and marketing) driven to a great extent by the high average inflation rates, partially offset by the depreciation of the Turkish lira. At constant exchange rates, administration costs increased by 44.3%, which was above Turkey’s inflation rate for the year.
Depreciation and amortization
Depreciation and amortization for the year ended December 31, 2025 was €231 million, a 7.1% increase compared with the €216 million recorded for the year ended December 31, 2024, mainly as a result of the increase in the depreciation expense related to IT equipment, offset in part by the depreciation of the Turkish lira. At constant exchange rates, there was a 22.5% increase in depreciation and amortization.
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification of this operating segment for the year ended December 31, 2025 was a €1,000 million expense, a 90.1% increase compared with the €526 million expense recorded for the year ended December 31, 2024, mainly as a result of the increase in the expected losses related to the retail portfolio (mainly related to consumer and credit card loans, which volumes increased and also required higher credit impairments), partially offset by lower expected losses in the corporate loan portfolio and the depreciation of the Turkish lira against the euro.

Provisions or reversal of provisions and other results
Provisions or reversal of provisions and other results of this operating segment for the year ended December 31, 2025 were a €34 million expense compared with the €165 million income recorded for the year ended December 31, 2024, mainly due to higher provisions for contingent risks.
Operating profit / (loss) before tax
As a result of the foregoing, operating profit before tax of this operating segment for the year ended December 31, 2025 was €1,863 million, a 7.1% increase compared with the €1,741 million recorded for the year ended December 31, 2024.
Tax expense or income related to profit or loss from continuing operations
Tax expense related to profit from continuing operations of this operating segment for the year ended December 31, 2025 was €904 million, a 10.8% decrease compared with the €1,014 million expense recorded for the year ended December 31, 2024. The tax expense for the year ended December 31, 2025 was lower than for the year ended December 31, 2024 notwithstanding the year-on-year increase in operating profit before tax, mainly as a result of the application of hyperinflationary accounting in assessing the tax burden in Turkey (with lower inflation and lower loss from the net monetary position, the effective tax rate is also lower). At constant exchange rates, there was an 18.5% increase in tax expense related to profit or loss from continuing operations.
Profit attributable to non-controlling interests
Profit attributable to non-controlling interests of this operating segment for the year ended December 31, 2025 amounted to €154 million, a 32.5% increase compared with the €116 million recorded for the year ended December 31, 2024, as a result, in part, of the increase in profit.
Profit attributable to parent company
As a result of the foregoing, profit attributable to parent company of this operating segment for the year ended December 31, 2025 amounted to €805 million, a 31.8% increase compared with the €611 million recorded for the year ended December 31, 2024.

SOUTH AMERICA

	For the year ended December 31,
	2025	2024	Change
	(In Millions of Euros)		(In %)
Net interest income	4,830	5,589	(13.6)
Net fees and commissions	897	834	7.6
Net gains (losses) on financial assets and liabilities and Exchange differences, net (1)	568	798	(28.8)
Other operating income and expense, net	(1,008)	(1,935)	(47.9)
Income and expense on insurance and reinsurance contracts	76	120	(36.7)
Gross income	5,363	5,405	(0.8)
Administration costs	(2,146)	(2,341)	(8.3)
Depreciation and amortization	(210)	(226)	(7.2)
Net margin before provisions (2)	3,007	2,838	6.0
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(1,208)	(1,369)	(11.8)
Provisions or reversal of provisions and other results	(42)	(127)	(67.1)
Operating profit / (loss) before tax	1,758	1,342	31.0
Tax expense or income related to profit or loss from continuing operations	(582)	(313)	86.1
Profit	1,176	1,029	14.3
Profit attributable to non-controlling interests	(450)	(394)	14.2
Profit attributable to parent company	726	635	14.3
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
In the year ended December 31, 2025, the Argentine peso depreciated by 37.4% against the euro (considering the period-end exchange rates used to convert income statement items for the years ended December 31, 2025 and 2024, respectively, pursuant to IAS 21) and the Colombian peso depreciated by 3.7% against the euro in average terms compared with the year ended December 31, 2024. On the other hand, the Peruvian sol appreciated by 0.7% against the euro in average terms compared with the year ended December 31, 2024. Overall, changes in exchange rates adversely affected the results of operations of the South America operating segment for the year ended December 31, 2025 expressed in euros. See “―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Trends in Exchange Rates”.
As of and for the years ended December 31, 2025 and 2024, the Argentine and Venezuelan economies were considered to be hyperinflationary as defined by IAS 29 “Financial Reporting in Hyperinflationary Economies” (see “Presentation of Financial Information—Hyperinflationary Economies” and Note 2.2.18 to the Consolidated Financial Statements for information on the impact of hyperinflation accounting).
Net interest income
Net interest income of this operating segment for the year ended December 31, 2025 amounted to €4,830 million, a 13.6% decrease compared with the €5,589 million recorded for the year ended December 31, 2024, mainly as a result of the depreciation of the Argentine peso against the euro and lower yields in the loan portfolio driven in part by the decline in the monetary policy rate in Argentina. At constant exchange rates, there was a 1.6% increase in net interest income. The net interest margin over average total assets of this operating segment amounted to 6.59% for the year ended December 31, 2025, compared with 8.18% for the year ended December 31, 2024.
Net fees and commissions
Net fees and commissions of this operating segment for the year ended December 31, 2025 amounted to €897 million of income, a 7.6% increase compared with the €834 million of income recorded for the year ended December 31, 2024, mainly due to increases in payment systems fees (in particular, related to credit cards), as a result of increases in the volume of transactions and commission rates in Argentina, partially offset by the depreciation of the Argentine peso against the euro, and increased commissions paid to third parties as a result of higher activity. At constant exchange rates, there was a 20.7% increase in net fees and commissions.

Net gains (losses) on financial assets and liabilities and Exchange differences, net
Net gains on financial assets and liabilities and exchange differences of this operating segment for the year ended December 31, 2025 were €568 million, a 28.8% decrease compared with the €798 million gain recorded for the year ended December 31, 2024, mainly due to the lower gains on exchange differences from the Global Markets unit in Colombia and, to a lesser extent, lower gains on exchange differences in the ALCO portfolio in Argentina, partially offset by higher trading gains in the Global Markets unit in Colombia. At constant exchange rates, there was a 20.4% decrease in net gains on financial assets and liabilities and exchange differences.
Other operating income and expense, net
Other operating income and expense, net of this operating segment for the year ended December 31, 2025 was a €1,008 million expense, a 47.9% decrease compared with the €1,935 million expense recorded for the year ended December 31, 2024, mainly driven by the lower loss on the net monetary position resulting from the adjustment for hyperinflation in Argentina, which resulted in a monetary loss of €356 million in the year ended December 31, 2025, compared to the €1,419 million monetary loss recorded for the year ended December 31, 2024, partially offset by the higher loss on the net monetary position in Venezuela, which resulted in a monetary loss of €183 million in the year ended December 31, 2025 compared to the €9 million monetary loss recorded in the year ended December 31, 2024. At constant exchange rates, there was a 44.7% decrease in net other operating expense.
Income and expense on insurance and reinsurance contracts
Net income on insurance and reinsurance contracts of this operating segment for the year ended December 31, 2025 was €76 million, a 36.7% decrease compared with the €120 million income recorded for the year ended December 31, 2024. At constant exchange rates, there was a 29.5% decrease in net income on insurance and reinsurance contracts.
Administration costs
Administration costs of this operating segment for the year ended December 31, 2025 amounted to €2,146 million, an 8.3% decrease compared with the €2,341 million recorded for the year ended December 31, 2024, mainly as a result of the depreciation of the Argentine peso against the euro, partially offset by increases in personnel expenses, mainly driven by salary updates (aimed at compensating the loss of purchasing power due to inflation) and certain general expenses in Peru and Argentina (mainly related to marketing and IT). At constant exchange rates, there was a 5.9% increase in administration costs.
Depreciation and amortization
Depreciation and amortization for the year ended December 31, 2025 was €210 million, a 7.2% decrease compared with the €226 million recorded for the year ended December 31, 2024, mainly due to the decrease in the depreciation expense related to IT equipment in Argentina. At constant exchange rates, there was a 3.7% decrease in depreciation and amortization.
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification of this operating segment for the year ended December 31, 2025 was a €1,208 million expense, an 11.8% decrease compared with the €1,369 million expense recorded for the year ended December 31, 2024, mainly as a result of lower credit impairment requirements in the retail loan portfolios in Peru and Colombia and the depreciation of the Argentine peso against the euro, partially offset by the higher credit impairment requirements in the retail loan portfolio in Argentina, as a result in part of the greater credit activity (as we increased private lending as a result of lower government borrowings). At constant exchange rates, there was a 5.2% decrease in impairment on financial assets not measured at fair value through profit or loss or net gains by modification.
Provisions or reversal of provisions and other results
Provisions or reversal of provisions and other results of this operating segment for the year ended December 31, 2025 were a €42 million expense, a 67.1% decrease compared with the €127 million expense recorded for the year ended December 31, 2024, attributable mainly due to higher gains on non-financial assets in Argentina recorded under other results and lower provisions in Peru and Argentina. At constant exchange rates, there was a 64.4% decrease in provisions and other results.

Operating profit / (loss) before tax
As a result of the foregoing, operating profit before tax of this operating segment for the year ended December 31, 2025 was €1,758 million, a 31.0% increase compared with the €1,342 million recorded for the year ended December 31, 2024.
Tax expense or income related to profit or loss from continuing operations
Tax expense related to profit from continuing operations of this operating segment for the year ended December 31, 2025 was €582 million, an 86.1% increase compared with the €313 million expense recorded for the year ended December 31, 2024, as a result mainly of the higher operating profit before tax and the impact of the hyperinflation-related adjustments in Argentina. The effective tax rate amounted to 33.1% of operating profit before tax for the year ended December 31, 2025, and 23.3% for the year ended December 31, 2024.
Profit attributable to non-controlling interests
Profit attributable to non-controlling interests of this operating segment for the year ended December 31, 2025 amounted to €450 million, a 14.2% increase compared with the €394 million recorded for the year ended December 31, 2024, mainly due to the higher operating profit before tax. At constant exchange rates, there was a 54.4% increase in profit attributable to non-controlling interests.
Profit attributable to parent company
As a result of the foregoing, profit attributable to parent company of this operating segment for the year ended December 31, 2025 amounted to €726 million, a 14.3% increase compared with the €635 million recorded for the year ended December 31, 2024. At constant exchange rates, there was a 71.5% increase in profit attributable to parent company.

REST OF BUSINESS

	For the year ended December 31,
	2025	2024	Change
	(In Millions of Euros)		(In %)
Net interest income	828	742	11.6
Net fees and commissions	591	390	51.3
Net gains (losses) on financial assets and liabilities and Exchange differences, net (1)	382	337	13.6
Other operating income and expense, net	4	2	107.8
Income and expense on insurance and reinsurance contracts	3	2	62.2
Gross income	1,807	1,472	22.8
Administration costs	(889)	(710)	25.3
Depreciation and amortization	(40)	(33)	22.2
Net margin before provisions (2)	878	730	20.3
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(85)	(71)	19.5
Provisions or reversal of provisions and other results	(22)	(11)	98.3
Operating profit / (loss) before tax	772	648	19.1
Tax expense or income related to profit or loss from continuing operations	(145)	(138)	5.2
Profit	627	511	22.9
Profit attributable to non-controlling interests	—	—	—
Profit attributable to parent company	627	511	22.9
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
(3)Not meaningful.
In the year ended December 31, 2025, the U.S. dollar depreciated by 4.3% against the euro in average terms compared with the year ended December 31, 2024, adversely affecting the results of operations of the Rest of Business operating segment for the year ended December 31, 2025 expressed in euros. See “―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Trends in Exchange Rates”.
Net interest income
Net interest income of this operating segment for the year ended December 31, 2025 amounted to €828 million, an 11.6% increase compared with the €742 million recorded for the year ended December 31, 2024, mainly due to the increase in the corporate and investment banking activity of the New York branch, supported by the increase in loan activity, in particular, in the wholesale portfolio, and careful price management, partially offset by the depreciation of the U.S. dollar against the euro and decreased activity in Europe. At constant exchange rates, there was a 15.9% increase in net interest income. The net interest margin over average total assets of this operating segment amounted to 1.16% for the year ended December 31, 2025 compared with 1.24% for the year ended December 31, 2024.
Net fees and commissions
Net fees and commissions of this operating segment for the year ended December 31, 2025 amounted to €591 million, a 51.3% increase compared with the €390 million recorded for the year ended December 31, 2024 mainly due to the higher fees paid to BBVA in connection with the debt issuances in which BBVA Securities Inc., our broker-dealer in the United States, acted as underwriter and higher commissions charged to transactional banking clients, partially offset by the depreciation of the U.S. dollar against the euro. At constant exchange rates, there was a 56.0% increase in net fees and commissions.
Net gains (losses) on financial assets and liabilities and Exchange differences, net
Net gains on financial assets and liabilities and exchange differences of this operating segment for the year ended December 31, 2025 was €382 million, a 13.6% increase compared with the €337 million net gain recorded for the year ended December 31, 2024, mainly due to the higher positive exchange differences in Asia and the higher trading gains in the New York branch and in BBVA Securities Inc. mainly related to equity brokerage activity, partially offset by the depreciation of the U.S. dollar against the euro and lower trading gains in Europe. At constant exchange rates, there was a 19.4% increase in net gains on financial assets and liabilities and exchange differences.

Other operating income and expense, net
Other operating income and expense, net of this operating segment for the year ended December 31, 2025 was €4 million income, compared with the €2 million income for the year ended December 31, 2024.
Income and expense on insurance and reinsurance contracts
Income on insurance and reinsurance contracts for the year ended December 31, 2025 was €3 million, compared with the €2 million of income recorded for the year ended December 31, 2024.
Administration costs
Administration costs of this operating segment for the year ended December 31, 2025 amounted to €889 million, a 25.3% increase compared with the €710 million recorded for the year ended December 31, 2024, mainly due to increases in personnel expenses in the branches located in Europe and New York, due to new hires and investment in strategic projects, partially offset by the depreciation of the U.S. dollar against the euro. At constant exchange rates, there was a 29.7% increase in administration costs.
Depreciation and amortization
Depreciation and amortization for the year ended December 31, 2025 was €40 million, a 22.2% increase compared with the €33 million recorded for the year ended December 31, 2024. At constant exchange rates, there was a 26.2% increase in depreciation and amortization.
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification of this operating segment for the year ended December 31, 2025 was a €85 million expense, a 19.5% increase compared with the €71 million expense recorded for the year ended December 31, 2024, mainly as a result of the higher credit impairment requirements in the corporate and investment banking loan portfolios in the United States, partially offset by the lower credit impairments in the household portfolio in Europe.
Provisions or reversal of provisions and other results
Provisions or reversal of provisions and other results of this operating segment for the year ended December 31, 2025 were a €22 million expense, a 98.3% increase compared with the €11 million expense recorded for the year ended December 31, 2024.
Operating profit / (loss) before tax
As a result of the foregoing, operating profit before tax of this operating segment for the year ended December 31, 2025 was €772 million, a 19.1% increase compared with the €648 million recorded for the year ended December 31, 2024. At constant exchange rates, there was a 25.2% increase in operating profit before tax.
Tax expense or income related to profit or loss from continuing operations
Tax expense related to profit from continuing operations of this operating segment for the year ended December 31, 2025 was €145 million, a 5.2% increase compared with the €138 million expense recorded for the year ended December 31, 2024. At constant exchange rates, there was a 9.6% increase in tax expense related to profit from continuing operations.
Profit attributable to parent company
As a result of the foregoing, profit attributable to parent company of this operating segment for the year ended December 31, 2025 amounted to €627 million, a 22.9% increase compared with the €511 million recorded for the year ended December 31, 2024. At constant exchange rates, there was a 29.4% increase in profit attributable to parent company.

CORPORATE CENTER

	For the year ended December 31,
	2025	2024	Change
	(In Millions of Euros)		(In %)
Net interest income / (expense)	(469)	(495)	(5.3)
Net fees and commissions	(127)	(71)	80.4
Net gains (losses) on financial assets and liabilities and Exchange differences, net (1)	(200)	138	n.m. (2)
Other operating income and expense, net	116	37	212.7
Income and expense on insurance and reinsurance contracts	2	2	—
Gross income	(678)	(388)	74.5
Administration costs	(573)	(564)	1.6
Depreciation and amortization	(213)	(215)	(0.9)
Net margin before provisions (3)	(1,464)	(1,168)	25.4
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(1)	3	n.m. (2)
Provisions or reversal of provisions and other results	25	54	(54.3)
Operating profit / (loss) before tax	(1,440)	(1,110)	29.8
Tax expense or income related to profit or loss from continuing operations	361	215	68.1
Profit / (loss)	(1,079)	(895)	20.6
Profit / (loss) attributable to non-controlling interests	(7)	(7)	—
Profit / (loss) attributable to parent company	(1,086)	(901)	20.5
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
Net interest income / (expense)
Net interest expense of the Corporate Center for the year ended December 31, 2025 was €469 million, a 5.3% decrease compared with the €495 million net expense recorded for the year ended December 31, 2024, mainly due to lower funding costs of investments.
Net fees and commissions
Net fees and commissions of the Corporate Center for the year ended December 31, 2025 amounted to a €127 million expense, an 80.4% increase compared with the €71 million expense recorded for the year ended December 31, 2024, mainly as a result of the higher fees paid by BBVA in connection with the debt issuances carried out by Banco Bilbao Vizcaya Argentaria, S.A. (the parent company of the Group).
Net gains (losses) on financial assets and liabilities and Exchange differences, net
Net losses on financial assets and liabilities and exchange differences of the Corporate Center for the year ended December 31, 2025 were €200 million compared with the €138 million net gains recorded for the year ended December 31, 2024, mainly as a result of losses from foreign exchange hedging, in particular, with respect to the Mexican peso, the lower gains on certain U.S. bonds driven by the depreciation of the U.S. dollar and the lower gains in the ALCO portfolio, partially offset by higher gains in the non-trading portfolio from the revaluation of certain venture capital investments.
Other operating income and expense, net
Other operating income and expense, net of the Corporate Center for the year ended December 31, 2025 was €116 million of net income, compared with the €37 million net income recorded for the year ended December 31, 2024.
Administration costs
Administration costs of the Corporate Center for the year ended December 31, 2025 amounted to €573 million, a 1.6% increase compared with the €564 million recorded for the year ended December 31, 2024.

Depreciation and amortization
Depreciation and amortization of the Corporate Center for the year ended December 31, 2025 was €213 million, a 0.9% decrease compared with the €215 million recorded for the year ended December 31, 2024.
Provisions or reversal of provisions and other results
Provisions or reversal of provisions and other results of the Corporate Center for the year ended December 31, 2025 was €25 million income, a 54.3% decrease compared with the €54 million income recorded for the year ended December 31, 2024, mainly due to losses from certain investments in associates.
Operating profit / (loss) before tax
As a result of the foregoing, operating loss before tax of the Corporate Center for the year ended December 31, 2025 was €1,440 million, a 29.8% increase compared with the €1,110 million loss recorded for the year ended December 31, 2024.
Tax expense or income related to profit or loss from continuing operations
Tax income related to loss from continuing operations of the Corporate Center for the year ended December 31, 2025 amounted to €361 million, a 68.1% increase compared with the €215 million income recorded for the year ended December 31, 2024 mainly due to the higher operating loss before tax and the adjustment in the estimate of the annual tax rate for the BBVA Group, which reflects the Group’s reassessment of the coverage needs for the identified tax risks and certain deferred tax assets corresponding to the Group in Spain, which had not previously been recorded and were first recognized in the current period (see Note 19 to the Consolidated Financial Statements).
Profit / (loss) attributable to parent company
As a result of the foregoing, loss attributable to parent company of the Corporate Center for the year ended December 31, 2025 was €1,086 million, a 20.5% increase compared with the €901 million loss recorded for the year ended December 31, 2024.

Results of Operations by Operating Segment for 2024 Compared with 2023
SPAIN

	For the year ended December 31,
	2024	2023	Change
	(In Millions of Euros)		(In %)
Net interest income	6,384	5,570	14.6
Net fees and commissions	2,281	2,124	7.4
Net gains (losses) on financial assets and liabilities and Exchange differences, net (1)	728	460	58.3
Other operating income and expense, net	(329)	(658)	(50.0)
Income and expense on insurance and reinsurance contracts	379	353	7.6
Gross income	9,443	7,848	20.3
Administration costs	(2,980)	(2,809)	6.1
Depreciation and amortization	(366)	(383)	(4.4)
Net margin before provisions (2)	6,097	4,656	30.9
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(684)	(656)	4.3
Provisions or reversal of provisions and other results	(150)	(145)	3.2
Operating profit / (loss) before tax	5,263	3,855	36.5
Tax expense or income related to profit or loss from continuing operations	(1,508)	(1,162)	29.7
Profit from continuing operations	3,755	2,693	39.4
Profit / (loss) from discontinued operations, net and Other	—	—	—
Profit	3,755	2,693	39.4
Profit attributable to non-controlling interests	(3)	(2)	31.7
Profit attributable to parent company	3,752	2,690	39.4
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
(3)Not meaningful.
Net interest income
Net interest income of this operating segment for the year ended December 31, 2024 amounted to €6,384 million, a 14.6% increase compared with the €5,570 million recorded for the year ended December 31, 2023, mainly as a result of the higher yield of the loans to enterprises and consumer loans, which led to an increase in the customer spread (calculated as the average rate at which assets are remunerated, less the equivalent average rate for deposits), as a result of the impact of the increase in interest rates in 2023 up to the cuts beginning in the second half of 2024 and, to a lesser extent, an increase in the average volume of loan portfolios, partially offset by higher funding costs and the impact of interest rates cuts implemented by the ECB since the second half of 2024 on consumer and household loan portfolios, which are mostly referenced to variable interest rates. The net interest margin over average total assets of this operating segment amounted to 1.47% for the year ended December 31, 2024, compared with 1.33% for the year ended December 31, 2023.
Net fees and commissions
Net fees and commissions of this operating segment for the year ended December 31, 2024 amounted to €2,281 million, a 7.4% increase compared with the €2,124 million recorded for the year ended December 31, 2023, mainly due to the increase in the volume of asset management activities and the higher credit card fees.
Net gains (losses) on financial assets and liabilities and Exchange differences, net
Net gains on financial assets and liabilities and exchange differences of this operating segment for the year ended December 31, 2024 was a net gain of €728 million, a 58.3% increase compared with the €460 million net gain recorded for the year ended December 31, 2023, mainly as a result of the positive performance of the Global Markets unit and, to a lesser extent, certain ALCO portfolio sales and positive exchange differences. The ALCO portfolio is used to manage the risk of changes in interest rates.

Other operating income and expense, net
Other operating income and expense, net of this operating segment for the year ended December 31, 2024 amounted to a €329 million expense, a 50.0% decrease compared with the €658 million expense recorded for the year ended December 31, 2023. The decrease was driven in part by the fact that BBVA was not required to make any contributions to the ECB’s Single Resolution Fund in the year ended December 31, 2024, since its constitution was completed in 2023, and the lower contribution to the Deposit Guarantee Fund. The decrease was offset in part by the higher expense recorded in connection with the temporary tax on credit institutions and financial credit establishments in Spain (totaling €285 million in the year ended December 31, 2024, compared to €215 million in the year ended December 31, 2023).
No impact associated with IMIC was recorded in the Consolidated Financial Statements for the year ended December 31, 2024. See Note 19.6 to the Consolidated Financial Statements for additional information on certain contributions and taxes.
Income and expense on insurance and reinsurance contracts
Net income on insurance and reinsurance contracts of this operating segment for the year ended December 31, 2024 was €379 million, a 7.6% increase compared with the €353 million income recorded for the year ended December 31, 2023, as a result of increased insurance activity.
Administration costs
Administration costs of this operating segment for the year ended December 31, 2024 amounted to €2,980 million, a 6.1% increase compared with the €2,809 million recorded for the year ended December 31, 2023, mainly as a result of the increase in general expenses related to IT equipment (driven by inflation), and, to a lesser extent, personnel expenses (driven by salary updates).
Depreciation and amortization
Depreciation and amortization for the year ended December 31, 2024 was €366 million, a 4.4% decrease compared with the €383 million recorded for the year ended December 31, 2023.
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification of this operating segment for the year ended December 31, 2024 amounted to a €684 million expense, a 4.3% increase compared with the €656 million expense recorded for the year ended December 31, 2023, mainly due to higher credit impairment requirements in the wholesale loan portfolio.
Provisions or reversal of provisions and other results
Provisions or reversal of provisions and other results of this operating segment for the year ended December 31, 2024 were a €150 million expense, a 3.2% increase compared with the €145 million expense recorded for the year ended December 31, 2023.
Operating profit / (loss) before tax
As a result of the foregoing, operating profit before tax of this operating segment for the year ended December 31, 2024 was €5,263 million, a 36.5% increase compared with the €3,855 million profit recorded for the year ended December 31, 2023.
Tax expense or income related to profit or loss from continuing operations
Tax expense related to profit from continuing operations of this operating segment for the year ended December 31, 2024 was €1,508 million, a 29.7% increase compared with the €1,162 million expense recorded for the year ended December 31, 2023, as a result of the higher operating profit before tax recorded for the year ended December 31, 2024. The effective tax rate decreased to 28.7% for the year ended December 31, 2024 from 30.1% for the year ended December 31, 2023. Amounts paid by BBVA under the temporary tax on credit institutions and financial credit establishments in Spain are a non-deductible expense for tax purposes.
Profit attributable to parent company
As a result of the foregoing, profit attributable to parent company of this operating segment for the year ended December 31, 2024 amounted to €3,752 million, a 39.4% increase compared with the €2,690 million profit recorded for the year ended December 31, 2023.

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
Net interest income
Net interest income of this operating segment for the year ended December 31, 2024 amounted to €11,556 million, a 4.5% increase compared with the €11,054 million recorded for the year ended December 31, 2023, mainly as a result of the higher contribution from the wholesale and retail loan portfolios (attributable to increases in volume), and the higher contribution from the securities portfolio, partially offset by higher wholesale funding costs and the depreciation of the Mexican peso against the euro. At constant exchange rates, there was an 8.0% increase in net interest income. The net interest margin over average total assets of this operating segment amounted to 6.73% for the year ended December 31, 2024, compared with 7.09% for the year ended December 31, 2023.
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

Other operating income and expense, net
Other operating income and expense, net of this operating segment for the year ended December 31, 2024 was a net expense of €342 million, a 3.0% increase compared with the €332 million net expense recorded for the year ended December 31, 2023, mainly due to the higher contributions made to the Deposit Guarantee Fund, offset in part by the depreciation of the Mexican peso against the euro. At constant exchange rates, there was a 6.4% increase in net expense.
Income and expense on insurance and reinsurance contracts
Net income on insurance and reinsurance contracts of this operating segment for the year ended December 31, 2024 was €913 million, a 22.1% increase compared with the €748 million net income recorded for the year ended December 31, 2023, due mainly to the increase in insurance premiums, attributable in part to higher insurance sales, partially offset mainly by the higher insurance premiums paid to third parties.
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
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification of this operating segment for the year ended December 31, 2024 was a €3,098 million expense, a 24.0% increase compared with the €2,499 million expense recorded for the year ended December 31, 2023, mainly due to higher impairment entries in the retail loan portfolio (in particular, credit cards and consumer loans, which are loans that generally entail greater profitability but also carry a greater default risk), within a context of deteriorating macroeconomic conditions and forecast.
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
Since the first half of 2022, the Turkish economy has been considered to be hyperinflationary as defined by IAS 29 “Financial Reporting in Hyperinflationary Economies”. See “Presentation of Financial Information—Hyperinflationary Economies” and Note 2.2.18 to the Consolidated Financial Statements for information on the impact of hyperinflation accounting.
Net interest income
Net interest income of this operating segment for the year ended December 31, 2024 amounted to €1,492 million, a 20.2% decrease compared with the €1,869 million recorded for the year ended December 31, 2023, as a result mainly of the depreciation of the Turkish lira against the euro, higher interest expense on Turkish lira-denominated deposits (due to the higher volume of deposits and the higher interest rates paid on them) and the higher wholesale and swap funding costs (which were affected by the reserve requirement for foreign currency deposits, which was set at 8% as of February 2024 and amended in September 2024 and November 2024 to 5% and 4%, respectively; and which requires Garanti BBVA to make Turkish lira-denominated deposits with the CBRT in such proportion with respect to all foreign currency-denominated deposits and participation funds, excluding those obtained from banks abroad, regardless of their maturities). The year-on-year decrease was partially offset by the higher volume and yield of Turkish lira-denominated loans and the increase in volume and yield of sovereign debt securities, as a result in part –with respect to the increases in the volumes of Turkish lira-denominated loans and sovereign debt securities- of the measures adopted by the CBRT (see “Item 4. Information on the Company―Business Overview—Supervision and Regulation—Principal Markets—Turkey”). At constant exchange rates, there was a 10.4% decrease in net interest income. The net interest margin over average total assets of this operating segment amounted to 1.98% for the year ended December 31, 2024, compared with 2.83% for the year ended December 31, 2023.

Net fees and commissions
Net fees and commissions of this operating segment for the year ended December 31, 2024 amounted to €2,111 million compared with the €998 million recorded for the year ended December 31, 2023, mainly as a result of the increase in payment systems fees (fees related to credit and debit cards and POS) supported by the increase in the maximum credit card fees banks may charge in Turkey pursuant to the regulation established by the CBRT, partially offset by the depreciation of the Turkish lira against the euro.
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
Other operating income and expense, net
Other operating income and expense, net of this operating segment for the year ended December 31, 2024 was a €595 million net expense, a 32.9% decrease compared with the €887 million net expense recorded for the year ended December 31, 2023, mainly due to the lower loss on the net monetary position resulting from the adjustment for hyperinflation (€1,512 million and €2,118 million in the years ended December 31, 2024 and 2023, respectively) and, to a lesser extent, the depreciation of the Turkish lira against the euro, partially offset by certain sales of non-financial services and the lower positive impact of the revaluation of bonds linked to inflation in the period (€1,164 million and €1,202 million, respectively, in the years ended December 31, 2024 and 2023). At constant exchange rates, there was a 42.1% decrease in net expense. See “Presentation of Financial Information—Hyperinflationary Economies” and Note 2.2.18 to the Consolidated Financial Statements for information on the impact of hyperinflation accounting.
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
In the year ended December 31, 2024, the Argentine peso depreciated by 16.8% against the euro (considering the period-end exchange rates used to convert income statement items for the years ended December 31, 2024 and 2023, respectively, pursuant to IAS 21). On the other hand, the Colombian peso appreciated by 6.2% against the euro in average terms compared with the year ended December 31, 2023. The Peruvian sol remained practically unchanged against the euro in average terms compared with the year ended December 31, 2023. Overall, changes in exchange rates resulted in a negative exchange rate effect on the consolidated income statement for the year ended December 31, 2024 and in the results of operations of the South America operating segment for such period expressed in euros. See “―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Trends in Exchange Rates”.
As of and for the years ended December 31, 2024 and 2023, the Argentine and Venezuelan economies were considered to be hyperinflationary as defined by IAS 29 “Financial Reporting in Hyperinflationary Economies” (see “Presentation of Financial Information—Hyperinflationary Economies”).
Net interest income
Net interest income of this operating segment for the year ended December 31, 2024 amounted to €5,589 million, a 27.2% increase compared with the €4,394 million recorded for the year ended December 31, 2023, mainly as a result of increases in the volume and yield of credit card loans and the commercial loan portfolios in Argentina and Colombia, partially offset by higher funding costs, particularly in Argentina as a result of increases in interest rates, and the depreciation of the Argentine peso against the euro. At constant exchange rates, there was a 31.9% increase in net interest income. The net interest margin over average total assets of this operating segment amounted to 8.18% for the year ended December 31, 2024, compared with 6.99% for the year ended December 31, 2023.
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

REST OF BUSINESS

	For the year ended December 31,
	2024	2023	Change
	(In Millions of Euros)		(In %)
Net interest income	742	539	37.6
Net fees and commissions	390	309	26.3
Net gains (losses) on financial assets and liabilities and Exchange differences, net (1)	337	261	28.8
Other operating income and expense, net	2	—	n.m. (3)
Income and expense on insurance and reinsurance contracts	2	3	(51.3)
Gross income	1,472	1,113	32.3
Administration costs	(710)	(560)	26.8
Depreciation and amortization	(33)	(26)	25.5
Net margin before provisions (2)	730	527	38.5
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(71)	(28)	155.9
Provisions or reversal of provisions and other results	(11)	(1)	n.m. (3)
Operating profit / (loss) before tax	648	499	30.0
Tax expense or income related to profit or loss from continuing operations	(138)	(96)	44.0
Profit	511	403	26.7
Profit attributable to non-controlling interests	—	—	—
Profit attributable to parent company	511	403	26.7
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
(3)Not meaningful.
In the year ended December 31, 2024, the U.S. dollar remained practically unchanged against the euro in average terms compared with the year ended December 31, 2023. See “―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Trends in Exchange Rates”.
Net interest income
Net interest income of this operating segment for the year ended December 31, 2024 amounted to €742 million, a 37.6% increase compared with the €539 million recorded for the year ended December 31, 2023, mainly due to increase in the corporate and investment banking activity of the branches located in Europe and New York, supported by the increase in loan activity and an adequate price management. The net interest margin over average total assets of this operating segment amounted to 1.24% for the year ended December 31, 2024 compared with 1.05% for the year ended December 31, 2023.
Net fees and commissions
Net fees and commissions of this operating segment for the year ended December 31, 2024 amounted to €390 million, a 26.3% increase compared with the €309 million recorded for the year ended December 31, 2023 as a result of increased investment banking activity.
Net gains (losses) on financial assets and liabilities and Exchange differences, net
Net gains on financial assets and liabilities and exchange differences of this operating segment for the year ended December 31, 2024 was €337 million, a 28.8% increase compared with the €261 million net gain recorded for the year ended December 31, 2023, mainly due to the higher gains from the Global Markets units in Europe and the higher gains from the broker-dealer BBVA Securities Inc., partially offset by negative exchange differences.
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
Operating profit / (loss) before tax
As a result of the foregoing, operating profit before tax of this operating segment for the year ended December 31, 2024 was €648 million, a 30.0% increase compared with the €499 million recorded for the year ended December 31, 2023.
Tax expense or income related to profit or loss from continuing operations
Tax expense related to profit from continuing operations of this operating segment for the year ended December 31, 2024 was €138 million, a 44.0% increase compared with the €96 million expense recorded for the year ended December 31, 2023 due, mainly, to the increase in operating profit.
Profit attributable to parent company
As a result of the foregoing, profit attributable to parent company of this operating segment for the year ended December 31, 2024 amounted to €511 million, a 26.7% increase compared with the €403 million recorded for the year ended December 31, 2023.

CORPORATE CENTER

	For the year ended December 31,
	2024	2023	Change
	(In Millions of Euros)		(In %)
Net interest income / (expense)	(495)	(336)	47.5
Net fees and commissions	(71)	(69)	2.3
Net gains (losses) on financial assets and liabilities and Exchange differences, net (1)	138	(681)	n.m. (2)
Other operating income and expense, net	37	89	(58.3)
Income and expense on insurance and reinsurance contracts	2	(2)	n.m. (2)
Gross income	(388)	(999)	(61.1)
Administration costs	(564)	(553)	2.0
Depreciation and amortization	(215)	(210)	2.5
Net margin before provisions (3)	(1,168)	(1,762)	(33.7)
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	3	6	(48.2)
Provisions or reversal of provisions and other results	54	(21)	n.m. (2)
Operating profit / (loss) before tax	(1,110)	(1,777)	(37.5)
Tax expense or income related to profit or loss from continuing operations	215	252	(14.6)
Profit / (loss)	(895)	(1,525)	(41.3)
Profit / (loss) attributable to non-controlling interests	(7)	3	n.m. (2)
Profit / (loss) attributable to parent company	(901)	(1,522)	(40.8)
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

Net interest income / (expense)
Net interest expense of the Corporate Center for the year ended December 31, 2024 was €495 million, a 47.5% increase compared with the €336 million net expense recorded for the year ended December 31, 2023, mainly due to higher funding costs of investments as a result of higher interest rates.
Net fees and commissions
Net fees and commissions of the Corporate Center for the year ended December 31, 2024 amounted to a €71 million expense, a 2.3% increase compared with the €69 million expense recorded for the year ended December 31, 2023.
Net gains (losses) on financial assets and liabilities and Exchange differences, net
Net gains on financial assets and liabilities and exchange differences of the Corporate Center for the year ended December 31, 2024 were €138 million compared with the €681 million net losses recorded for the year ended December 31, 2023, mainly as a result of the gains from certain foreign currency hedges (recorded in the ALCO portfolio of the Corporate Center) on the estimated results of the operating segments resulting from the impact of the depreciation of the Mexican peso and positive exchange differences.
Other operating income and expense, net
Other operating income and expense, net of the Corporate Center for the year ended December 31, 2024 was €37 million of net income, a 58.3% decrease compared with the €89 million net income recorded for the year ended December 31, 2023, mainly due to the expenses on the subscription of bonds issued by the Central Bank of Argentina.
Administration costs
Administration costs of the Corporate Center for the year ended December 31, 2024 amounted to €564 million, a 2.0% increase compared with the €553 million recorded for the year ended December 31, 2023.
Depreciation and amortization
Depreciation and amortization of the Corporate Center for the year ended December 31, 2024 was €215 million, a 2.5% increase compared with the €210 million recorded for the year ended December 31, 2023.

Provisions or reversal of provisions and other results
Provisions or reversal of provisions and other results of the Corporate Center for the year ended December 31, 2024 were €54 million income, compared with the €21 million expense recorded for the year ended December 31, 2023, mainly due to the reversal of provisions related to certain investments in associates.
Operating profit / (loss) before tax
As a result of the foregoing, operating loss before tax of the Corporate Center for the year ended December 31, 2024 was €1,110 million, a 37.5% decrease compared with the €1,777 million loss recorded for the year ended December 31, 2023.
Tax expense or income related to profit or loss from continuing operations
Tax income related to profit or loss from continuing operations of the Corporate Center for the year ended December 31, 2024 amounted to €215 million, a 14.6% decrease compared with the €252 million income recorded for the year ended December 31, 2023, mainly due to the lower operating loss before tax.
Profit / (loss) attributable to parent company
As a result of the foregoing, loss attributable to parent company of the Corporate Center for the year ended December 31, 2024 was €901 million, a 40.8% decrease compared with the €1,522 million loss recorded for the year ended December 31, 2023.

B. Liquidity and Capital Resources
BBVA’s principal source of funds is its customer deposit base, which consists primarily of demand, savings and time deposits. In addition to relying on customer deposits, BBVA also accesses the interbank market (overnight and time deposits) and domestic and international capital markets for its additional liquidity requirements. To access the capital markets, BBVA has in place a series of domestic and international programs for the issuance of commercial paper and medium- and long-term debt. Another source of liquidity is the generation of cash flow from operations. Finally, BBVA may supplement its funding sources with borrowings from the ECB or the respective central banks of the countries where its subsidiaries are located. For additional information on the financing structure of the BBVA Group, see Note 7.5.3 to the Consolidated Financial Statements.

During 2025, liquidity conditions remained adequate in all the countries where the BBVA Group operates.
The following table shows the balances as of December 31, 2025, 2024 and 2023 of our principal sources of funds (including accrued interest, hedge transactions and issue expenses):

	As of December 31,
	2025	2024	2023
	(In Millions of Euros)
Deposits from central banks	20,879	18,028	26,707
Deposits from credit institutions	54,909	50,690	83,376
Customer deposits	530,079	468,590	437,405
Debt certificates	87,839	74,464	72,685
Other financial liabilities	31,782	27,173	23,650
Total	725,488	638,945	643,823
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
One of the key elements in the BBVA Group’s Liquidity and Financing Risk Management is the maintenance of large, high quality liquidity buffers in all its bank subsidiaries. Due, in part, to the Group’s decision to follow a Multiple Point of Entry strategy, in accordance with the framework for the resolution of financial entities designed by the Financial Stability Board (FSB), the Group’s subsidiaries are self-sufficient and each subsidiary is responsible for managing its own capital and liquidity, without fund transfers or financing between either the parent company and the subsidiaries or between the different subsidiaries. This strategy aims to limit the spread of a liquidity crisis among the Group’s different areas, and supports that the cost of liquidity and financing is correctly reflected in the price formation process. As part of this strategy, the BBVA Group is organized into eight Liquidity Management Units (“LMUs”) composed of the parent company and the bank subsidiaries in each of Spain, Mexico, Turkey, South America (Argentina, Colombia, Peru, Uruguay) and Switzerland, plus the branches that depend on them.
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

Throughout 2025, BBVA has maintained its objective of preserving the strength of the funding structure of the different Group entities by focusing on strengthening self-funding from customer funds, maintaining a buffer of fully available liquid assets, diversifying sources of funding and generating and optimizing collateral available to deal with the withdrawal of central banks’ monetary stimulus and/or stress situations in the markets.
During 2025, 2024 and 2023, all LMUs held self-funding levels deemed by the Group to be sufficient, mainly satisfied by customer deposits. The Liquidity Coverage Ratio (LCR), a liquidity buffer, at both a consolidated and individual level, was 143% as of December 31, 2025 (in excess of the required 100%) and 134% as of December 31, 2024 (in excess of the required 100%). The net stable funding ratio (NSFR) of the BBVA Group was 126% as of December 31, 2025 (in excess of the required 100%) and 127% as of December 31, 2024 (in excess of the required 100%). The NSFR ratio is the result of the division between the amount of stable funding available and the amount of stable funding required, requiring banks to maintain a stable financing profile in relation to the composition of their assets and off-balance sheet activities.
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

Customer deposits
Customer deposits (including “Financial liabilities at amortized cost - Customer deposits”, “Financial liabilities designated at fair value through profit or loss – Customer deposits” and “Financial liabilities held for trading – Customer deposits”) amounted to €530,079 million as of December 31, 2025 compared with €468,590 million as of December 31, 2024 (€437,405 million as of December 31, 2023), a 13.1% increase, mainly due to: (i) the increase in time deposits from public institutions (through repurchase agreements) within the Corporate and Investment Banking portfolio, supported by higher short-term liquidity placements of the public sector within a low interest rate environment, increases in time deposits within the corporate portfolio and the increase in demand deposits from households in Spain; (ii) the growth in household demand deposits through our digital banking offerings in Europe and the increase in wholesale demand deposits in Asia and Europe; and (iii) the increase in Turkish lira-denominated retail and wholesale demand deposits and wholesale time deposits, partially offset by the depreciation of the Turkish lira against the euro.
Our customer deposits, excluding repurchase agreements, amounted to €489,057 million as of December 31, 2025, an 11.3% increase compared with €439,469 million as of December 31, 2024 (€410,044 million as of December 31, 2023).
Short-term customer deposits at amortized cost amounted to €473,799 million as of December 31, 2025, or 89.4% of our total customer deposits, compared to €426,174 million and 90.9% of our total customer deposits as of December 31, 2024 (see Note 22.3 to the Consolidated Financial Statements).
Deposits from credit institutions and central banks
The following table shows amounts due to credit institutions and central banks as of December 31, 2025, 2024 and 2023:

	As of December 31,
	2025	2024	2023
	(In Millions of Euros)
Deposits from credit institutions	54,909	50,690	83,376
Deposits from central banks	20,879	18,028	26,707
Total	75,789	68,719	110,083
Deposits from credit institutions and central banks amounted to €75,789 million as of December 31, 2025 compared with €68,719 million as of December 31, 2024 (€110,083 million as of December 31, 2023). The increase as of December 31, 2025 compared to December 31, 2024 was mainly attributable to an increase in time deposits from central banks and deposits from credit institutions (through repurchase agreements) in the amortized cost and trading portfolios in Spain, partially offset by decreases in deposits from central banks (through repurchase agreements) in Mexico.
Capital markets
We make debt issuances in the domestic and international capital markets in order to finance our activities. As of December 31, 2025 we had €60,894 million of debt certificates outstanding, comprising €52,734 million in bonds and debentures and €8,160 million in promissory notes and other securities, compared with €50,310 million, €45,988 million and €4,322 million outstanding, respectively, as of December 31, 2024, and €52,875 million, €47,124 million and €5,752 million outstanding, respectively, as of December 31, 2023 (see Note 22.4 to the Consolidated Financial Statements).
In addition, we had a total of €21,052 million in subordinated debt and subordinated deposits and €1 million preferred securities outstanding as of December 31, 2025 compared with €19,611 million and €1 million, respectively, as of December 31, 2024 (€15,867 million and nil, respectively, as of December 31, 2023).
The following is a breakdown as of December 31, 2025 of the maturities of our debt certificates (including bonds), subordinated debt, subordinated deposits and preferred securities. Regulatory equity instruments have been classified according to their contractual maturity:

	Demand	Up to 1 Month	1 to 3 Months	3 to 12 Months	1 to 5 Years	Over 5 Years	Total
	(In Millions of Euros)
Debt certificates (including bonds)	—	3,348	3,902	16,876	25,792	10,976	60,894
Subordinated debt, subordinated deposits and preferred securities	—	3	—	35	2,105	18,910	21,053
Total	—	3,351	3,902	16,911	27,897	29,886	81,947

Capital
As of December 31, 2025, 2024 and 2023, equity is calculated in accordance with current regulations on minimum capital base requirements for Spanish credit institutions on both an individual and consolidated basis. These regulations dictate how to calculate equity levels, as well as the various internal capital adequacy assessment processes they should have in place and the information such institutions should disclose to the market.
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
For information on our SREP requirements, the consolidated capital ratios as of December 31, 2025, 2024 and 2023, our RWAs, our MREL requirements, the capital issuances of Banco Bilbao Vizcaya Argentaria, S.A. and the impact on BBVA’s CET1 arising from certain singular effects, see “Item 4. Information on the Company—Business Overview—Supervision and Regulation” and Note 32 to the Consolidated Financial Statements.
C. Research and Development, Patents and Licenses, etc.
In 2025, we continued to foster the use of new technologies as a key component of our global development strategy. We explored new business and growth opportunities, focusing on three major areas: emerging technologies, digital banking and data driven initiatives, in each case with the customer as the focal point of our banking business.
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
Trends expected to shape the sector’s profitability in the future include the following:
•positive interest rates, especially in Spain, after the protracted period of low (or even negative) interest rates ended in 2022. Changes in interest rates may be particularly significant in countries like Spain, where mortgages account for a significant proportion of credit (more than 40%) and approximately two-thirds of mortgage loans are estimated to have floating rates. Although interest rates are declining from the peak reached in June 2024, the persistence of relatively high and positive interest rates may lead to higher interest revenue, but also to an increase in non-performing loans and a decrease in the demand for loans, in addition to resulting in higher funding costs;
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
•the completion and the implementation of the ongoing financial regulatory reforms. On one hand, when such reforms are applied locally, inconsistently and heterogeneously, regulatory fragmentation and the implementation by some countries of more flexible or stricter rules or regulations may put certain banks at a disadvantage. Conversely, it is possible that, in the framework of the banking union and in the capital markets union, regulatory changes and enhanced institutional architecture might contribute to a less fragmented, but more competitive, landscape. Moreover, regulatory changes, adopted or proposed, as well as their interpretation or application, have increased and may continue to increase operating expenses and decrease margins. For information on certain significant supervision and regulatory matters which affect the Group, see “Item 4. Information on the Company—Business Overview—Supervision and Regulation”;
•the increasing tax burden in certain regions such as the tax on net interest revenue and net fees and commissions applicable to credit institutions operating in Spain and the proposed Tax Directive of the European Commission for the Financial Transactions Tax (which would tax the acquisitions of certain securities, negotiated in markets where the Group operates);

•the adoption of novel pro-consumer regulation and measures, such as the proposed creation of a new administrative authority in Spain, which shall resolve complaints against banks from customers and potential customers and be financed by financial institutions, and the amendments introduced in the Code of Good Practices in recent years, easing the impact of interest rate hikes on mortgage loans agreements related to primary residences, among others (see “Item 4. Information on the Company—Business Overview—Supervision and Regulation—Principal Markets—Spain” for additional information); and
•the relevance of ESG and climate change matters, albeit milder than in previous years, which may result, among others, in changes in consumer preferences and additional legislation and regulatory requirements. For example, several of the European Union’s sustainability initiatives are expected to significantly impact asset management activities in coming years, as asset managers need to include sustainability as part of their financial advice. Further, climate-related disasters could result in market volatility, negatively impact customers’ ability to pay outstanding loans, result in the deterioration of the value of collateral or insurance shortfalls or otherwise disrupt the operations of banks or the operations of their customers or third parties on which they rely. See “Item 3. Key Information—Risk Factors—Business Risks—Environmental, social and governance (ESG) risks may adversely impact the Group”.
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
Our Board of Directors has approved the annual report on corporate governance and a report on directors’ remuneration for 2025, according to the provisions established in the Spanish regulation for listed companies.
Shareholders and investors may find the documents referred to above on BBVA’s website (www.bbva.com), under the “Shareholders and Investors” and “Shareholders and Investors—Corporate Governance and Remuneration Policy” sections.
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

Incompatibilities
Directors are also subject to the rules on limitations and incompatibilities established under the applicable regulations at any time and, in particular, to the provisions of Spanish Law 10/2014 and Circular 2/2016, of the Bank of Spain, for credit institutions on regulation, supervision and solvency. A director of BBVA may not simultaneously hold more positions than those provided for in the following combinations: (i) one executive position and two non-executive positions; or (ii) four non-executive positions. Executive positions are understood to be those that undertake management duties irrespective of the legal bond attributed by those duties. In this respect, the following will count as a single position: 1) executive or non-executive positions held within the same group; 2) executive or non-executive positions held within (i) entities that form part of the same institutional protection scheme or (ii) companies in which the entity holds a significant shareholding. Positions held in non-profit organizations or entities or companies pursuing non-commercial purposes will not count when determining the maximum number of positions. Nevertheless, the Bank of Spain may authorize members of the Board of Directors to hold an additional non-executive position if it deems that this would not interfere with the proper performance of the director’s activities in the credit institution.
In addition, pursuant to the provisions of Article 12 of Board of Directors Regulations, directors may not provide professional services to companies competing with the Bank or any of its Group companies, or agree to be an employee, manager or director of such companies, unless they have received express prior authorization from the Board of Directors or from the general shareholders’ meeting, as appropriate, or unless these activities had been provided or conducted before the director joined the Bank, they had posed no effective competition and they had informed the Bank of such at that time.
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
BBVA’s Board of Directors Regulations do not establish an age limit for sitting on the Bank’s Board.
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
To such end, the Appointments and Corporate Governance Committee will evaluate the balance of knowledge, skills, diversity and experience of the Board of Directors, as well as the conditions that the candidates must meet to cover the vacancies that arise, assessing the dedication of time considered necessary to adequately carry out their duties, in view of the needs of the corporate bodies at any given time.

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
Evaluation
Article 18 of the Board of Directors Regulations indicates that the Board of Directors will assess the quality and effectiveness of the operation of the Board of Directors, as well as will assess the performance of the duties of the Chair, based in each case on the report submitted by the Appointments and Corporate Governance Committee (process which will be led by the Lead Director with respect to the Chair according to article 22 of the Board of Directors Regulations). Likewise, the Board of Directors will carry out the assessment of the operation of its committees, based on the reports submitted thereby. Furthermore, the Board of Directors will assess the performance of the Chief Executive Officer, based on the report submitted by the Appointments and Corporate Governance Committee, which will include the assessment made by the Executive Committee.
Moreover, Article 19 of the Board of Directors Regulations establishes that the Chair will organize and coordinate the periodic assessment of the Board’s performance with the chairs of the relevant committees. Pursuant to the provisions of the Board of Directors Regulations, during the assessment process conducted for 2025, the Board of Directors evaluated: (i) the quality and efficiency of the operation of the Board of Directors; (ii) the performance of the duties of the Chair and the Chief Executive Officer; and (iii) the operation of the Board committees.
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

Name	Birth Year	Current Position	Date Nominated	Date Re-elected	Principal Business Activities and Employment History (*)
Carlos Torres Vila (1)(6)	1966	Chair	May 4, 2015	March 21, 2025	Chair of the Board of Directors of BBVA since December 2018. Chair of the Executive Committee and of the Technology and Cybersecurity Committee. Director at the following BBVA Group companies: Grupo Financiero BBVA México, S.A. de C.V. and BBVA México S.A., Institución de Banca Múltiple, Grupo Financiero BBVA México. Chief Executive Officer of BBVA from May 2015 to December 2018. He started at BBVA in September 2008 holding senior management posts such as Head of Digital Banking from March 2014 to May 2015 and Head of BBVA Strategy & Corporate Development from January 2009 to March 2014. He previously held positions of responsibility in other companies, such as Chief Financial Officer, Corporate Director of Strategy and member of the Executive Committee of Endesa, as well as elected partner at McKinsey & Company.

Onur Genç (1)	1974	Chief Executive Officer	December 20, 2018	March 21, 2025
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
Deputy Chair of the BBVA Board of Directors since April 2019. Chair of the Audit Committee and the Appointments and Corporate Governance Committee. Independent director of Obrascón Hularte Laín, S.A. (OHL). Chair of Ernst & Young Spain from 2004 to 2014, where he was a partner since 1987 and also held a series of senior offices, including Managing Partner of the Banking Group from 1989 to 2004, General Managing Partner for Audit and Advisory Services at Ernst & Young Spain from 2001 to 2004, and Managing Director of the Audit and Advisory practices at Ernst & Young Italy and Portugal from 2008 to 2013. He has been director of Zardoya Otis, S.A. from 2015 to 2022. He has been a member of various organizations such as the ROAC (Official Registry of Auditors), the REA (Registry of Economic Auditors), the Governing Board of the Spanish Institute of Financial Analysts, Empresa y Sociedad Foundation, Spanish Institute of Chartered Accountants, Advisory Board of the Institute of Internal Auditors; and of the Institute of Chartered Accountants in England & Wales (the ICAEW).

Jaime Caruana Lacorte (1)(3)(5)	1952	Independent Director	March 16, 2018	March 15, 2024
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

Enrique Casanueva Nárdiz (2)(5)	1961	Independent Director	March 15, 2024	Not applicable
He has held various positions of responsibility at J.P. Morgan as Managing Director responsible for Investment Banking Spain and Portugal (2000-2006), President and CEO of Spain and Portugal and member of the EMEA Management Committee (2006-2015), Head of Southern Europe, Nordic Countries, Central and Eastern Europe, Ireland and Israel and member of the EMEA Executive Committee (2015-2017) and Senior Advisor and member of EMEA Advisory Council (2019-2024). Previously, he served as Managing Director of Investment Banking Spain and Portugal at Banco Santander, in the Santander Investment Area (1995-2000) and executive director in the Investment Banking department at Goldman Sachs (1991-1995).

Sonia Dulá (2)(5)	1961	Independent Director	March 17, 2023	Not applicable
Independent director at Huntsman Corporation, Acciona and Corporación Acciona Energías Renovables, as well as lifetime member of the Council on Foreign Relations. Executive Director and Vice President in Investment Banking at Goldman Sachs (1986-1995). She has held various positions at Bank of America Merrill Lynch, including Director of Corporate and Investment Banking for Latin America (2007-2010), Head of Wealth Management for Latin America (2010-2013) and Vice Chair for Latin America (2013-2018). She has sat on the boards of Bestinver, Grupo Prisa, Millicom, Hemisphere Media, Council of the Americas, Women’s World Banking, and The Adrienne Arsht Center for the Performing Arts. She has also been a member of the International Advisory Board of Banco Itaú (Brazil), of the Young Presidents Organization (YPO) and of the Bank of America Global Diversity and Inclusion Council.

Raúl Galamba de Oliveira (3)(5)(6)(7)	1964	Independent Director	March 13, 2020	March 17, 2023
Lead Director of BBVA since April 2022 and Chair of the Risk and Compliance Committee. Independent Chair of the Board of Directors of CTT – Correios de Portugal, S.A. and non-executive director of José de Mello Capital. His career path has been mainly linked to McKinsey & Company, where he was appointed partner in 1995, Director of the global practice of financial services in 2000, Managing Partner for Spain and Portugal between 2005 and 2011, Managing Partner of Global Risk practice between 2013 and 2016, member of the Global Shareholders Council from 2005 to 2011, member of the Global Partner Election and Evaluation Committees between 2001 and 2017, member of the Remuneration Committee from 2005 to 2013 and Chair of the Global Learning Board from 2006 to 2011.

Belén Garijo López (1)(3)	1960	External Director	March 16, 2012	March 15, 2024
Chair of the Executive Board and CEO of Merck Group. Chair of the European side of EU-Japan Business Round Table, member of the executive committee of the German Chemical Industry Association, member of the European Round Table for Industry, member of The Business Council and member of The European Innovation Council (EIC). Director of L’Oréal from 2014 to 2024. Previously, she has held various positions of responsibility at Abbot Laboratories (1989–1996), Rhône-Poulenc (1996–1999), Aventis Pharma (1999–2004), Sanofi Aventis (2004–2011) and Merck (since 2011).

Connie Hedegaard Koksbang (2)	1960	Independent Director	March 18, 2022	March 21, 2025	Independent director at Danfoss A/S. She participates on an ongoing basis in international forums and organizations and in foundations: she is member of the Board of Trustees at the European Climate Foundation, Chair of the OECD’s Round Table on Sustainable Development, member of the Climate and Environment Advisory Council of the European Investment Bank (EIB), member of the Villum Foundation, Chair of the European Commission’s Mission Adaptation to Climate Change, including Social Change, Chair of the Board at Aarhus University, and a member of the Sustainability Council at Volkswagen and advisor to the Board of Gazelle Wind Power. She has been non-executive director of Nordex SE from 2016 to 2022 and of Cadeler A/S from 2020 to 2023. She has held various positions in the public sector in Denmark and the European Union, such as EU Commissioner for Climate Action, Danish Minister for Climate and Energy, Minister for Environment, and Minister for Nordic Cooperation.

Lourdes Máiz Carro (2)(4)	1959	Independent Director	March 14, 2014	March 17, 2023
Independent director of Actividades de Construcción y Servicios, S.A. (ACS). Secretary of the Board of Directors and Head of Legal Services at Iberia, Líneas Aéreas de España from 2001 until 2016; as well as Director of several companies, including Renfe, GIF (Gerencia de Infraestructuras Ferroviarias – Railway Infrastructure Administrator, now ADIF), the ICO (Instituto de Crédito Oficial – Official Credit Institution), Aldeasa and Banco Hipotecario. Joined the Spanish State Counsel Corps (Cuerpo de Abogados del Estado) in 1992 and held various senior positions in the Public Administration, including Director of the Cabinet of the Assistant Secretary of Public Administration, Director of the Cabinet of the Assistant Secretary of Education; General Director of Administrative Organization, Personnel and IT, General Director of the Sociedad Estatal de Participaciones Patrimoniales (SEPPA) within the Ministry of Economy and Finance and Technical General Secretary of the Ministry of Agriculture, Fisheries and Food.

Cristina de Parias Halcón (3)(6)	1965	External Director	March 15, 2024	Not applicable
Independent director of Endesa, S.A. and Sanitas Seguros. Member of the Board of Trustees of the BBVA Microfinance Foundation. Director at the following Group companies until 2024: BBVA México, S.A., Institución de Banca Múltiple, Grupo Financiero BBVA México and Grupo Financiero BBVA México, S.A. de C.V. She has held positions of responsibility at BBVA such as Head of the Consumer Finance subsidiary (Finanzia) and CEO of Uno-e Bank (2005-2008), Head of New Digital Businesses (2008-2011), Head of Central Business Area (2011-2014) and Country Manager Spain and Portugal (2014-2019). She was also Head of Marketing and Multichannel for retail clients and Head of the Personal Banking business unit (Citigold) at Citibank (1991-1998).

Ana Peralta Moreno (2)(4)	1961	Independent Director	March 16, 2018	March 15, 2024
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

Ana Revenga Shanklin (4) (5)(6)	1963	Independent Director	March 13, 2020	March 17, 2023
Chair of the Remuneration Committee. Member of the Board of Trustees of the BBVA Microfinance Foundation and member of the Advisory Council of ESADE EcPol - Center for Economic Policy and Political Economy. She has been President of the Board of Trustees at the ISEAK Foundation (2018-2025), Associate Professor at the Walsh School of Foreign Service at Georgetown University (2019-2021) and Senior Fellow at the Brookings Institution (2018-2023).

She has held several positions of responsibility at the World Bank, including Senior Director Global of the Poverty and Equity Practice between 2014 and 2016 and Deputy Chief Economist in 2016 and 2017.

Carlos Salazar Lomelín (4)	1951	External Director	March 13, 2020	March 17, 2023
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

Jan Verplancke (4)(6)	1963	Independent Director	March 16, 2018	March 15, 2024
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
(3)    Member of the Appointments and Corporate Governance Committee.
(4)    Member of the Remuneration Committee.
(5)    Member of the Risk and Compliance Committee.
(6)    Member of the Technology and Cybersecurity Committee.
(7)    Lead Director.
(8)    Deputy Chair.
The statutory mandate of three years of the directors Sonia Dulá, Raúl Galamba de Oliveira, Lourdes Máiz Carro, Ana Revenga Shanklin and Carlos Salazar Lomelín will expire during 2026. The Bank’s Board of Directors has proposed that Sonia Dulá, Raúl Galamba de Oliveira, Ana Revenga Shanklin and Carlos Salazar Lomelín be re-elected by the general shareholders’ meeting, planned to be held on March 20, 2026, for another statutory period of three years.
The Bank’s Board of Directors has also submitted to such general shareholders’ meeting the appointment of Jorge Montalbo Todolí, for the statutory period of three years, with the status of independent director. Mr. Montalbo spent most of his professional career at Deloitte (1990-2022), where he specialized in auditing for the financial and insurance sectors. During his tenure, he held senior leadership positions, including partner in charge of insurance in Spain, audit and insurance partner for financial services, and co-leader of insurance audit for Europe, Middle East and Africa (EMEA region). His academic background and professional experience bring extensive knowledge of the financial sector, together with solid expertise in risk management and auditing.

The aforementioned proposed re-elections and appointment are subject to approval of the general shareholders’ meeting of BBVA. In the case of the appointment, it is also subject to verification by the ECB, considering the regulatory suitability requirements for the performance of his duties as director.
Senior Management
Our senior managers were each appointed for an indefinite term. Their positions as of the date of this Annual Report are as follows:

Name	Current Position	Present Principal Occupation and Employment History(*)
Carlos Torres Vila	Chair
See “—The Board of Directors” above.
In addition, as set out in the Board of Directors Regulations, he oversees the following BBVA’s areas: Strategy & M&A, Engineering, Talent and Culture, Data, Sustainability in matters related to strategy and transformation, Accounting, Supervisors and Regulation, Legal, Communications, Institutional Relations and General Secretariat.

Onur Genç	Chief Executive Officer
See “—The Board of Directors” above.
In addition, as set out in the Board of Directors Regulations, he oversees the following BBVA’s areas: Business Units (Corporate and Investment Banking (C&IB), Sustainability, Commercial Client Solutions, Retail Client Solutions, Digital Banks, Country Monitoring, Spain, Mexico and Turkey), Finance and Global Risk Management.

Domingo Armengol Calvo	General Secretary
General Secretary and Secretary of the Board of Directors of BBVA since 2009. Deputy Secretary of the Board of BBVA from 2005 to 2009 and Head of the Institutional Legal Department of BBVA from 2000 to 2009.

María Jesús Arribas de Paz	Global Head of Legal
Global Head of Legal since December 2018. Director at BBVA OP3N, S.L. between 2018 and 2019. She held the position of Head of Corporate Legal Services at BBVA between 2002 and 2018. Before that, she was head of Legal services and board secretary at Finanzia Banco de Crédito S.A. (1996-2002).

Pello Belausteguigoitia Mateache	Spain Country Manager	Spain Country Manager since December 2019. Director of BBVA Seguros, S.A. Seguros y Reaseguros. Director at BBVA OP3N, S.L. between 2018 and 2020. Head of Business Development BBVA Spain from 2017 to 2019, Director of BBVA Spain Northern Region from 2015 to 2017, Director of BBVA Spain Eastern Region from 2014 to 2015, Local Director at BBVA Spain Northwestern Region between 2011 and 2014 and Director of Commercial Businesses at BBVA Spain Northwestern Region from 2008 to 2011.
Antonio Bravo Acín	Global Head of Data
Global Head of Data since February 2025. Previously he had been Head of Sustainability & CIB Strategy, Coverage of Corporate Clients, Industries & Cross-border from 2023 to 2025, Head of Sustainability Strategy & Net Zero (2021-2023), Head of IT Strategy & Control (2019-2021), Head of Agile Organization (2017-2019) and Head of Business Development and Digital Banking for South America (2016-2019), among other responsibilities held in BBVA.

Carlos Casas Moreno	Global Head of Engineering
Global Head of Engineering since July 2024. Chair of the Comisión Liquidadora de Servicios Tecnológicos Singulares, S.A. and BBVA Consultoría, S.A. from 2017 to 2019 and non-executive director of Colegio Universitario de Estudios Financieros, S.L. from 2015 to 2019. At BBVA he led the roles of Global Head of Talent & Culture from 2019 to 2024, Head of Compensation, Pensions & Benefits from 2016 to December 2018, and was responsible for Organization Matters and Global Talent Management Policies in the Talent & Culture area between 2015 and 2016. Between 2010 and 2015, he worked on Process Re-engineering within BBVA’s Innovation and Technology area.

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
Global Head of Retail Client Solutions since July 2024. Director of BBVA Data & Analytics (currently, BBVA AI Factory, S.L.) from 2017 until 2019. He held positions in BBVA such as Global Head of Client Solutions from 2019 to 2024, Head of Data from 2017 to 2019, Head of Business Development & Digital Transformation for Spain and Portugal from 2012 to 2016. Previously, he held other posts at BBVA such as Head of CEO’s Office from 2009 to 2012, Head of Planning and Development of Retail Banking from 2006 to 2009 and Head of New Business Models from 2004 to 2006.

Francisco Javier Rodríguez Soler	Global Head of Sustainability and Corporate & Investment Banking
Global Head of Sustainability since July 2021 and of Corporate & Investment Banking since July 2023. Previously he was BBVA’s Country Manager in the United States from 2018 to 2021, Global Head of Strategy & M&A of BBVA from 2015 to 2018 and Head of M&A and Corporate Development of BBVA from 2010 to 2015.

Jaime Sáenz de Tejada Pulido	Global Head of Commercial Client Solutions
Global Head of Commercial Client Solutions since July 2024 and Director of Garanti BBVA. He has held several relevant positions within the BBVA Group such as Head of Global Risk Management from 2021 to 2024, Global Head of Finance from May 2015 to 2021, Head of Strategy and Finance from 2014 to 2015 and Head of Spain and Portugal from 2012 to 2014, Business Development Manager of Spain and Portugal at BBVA from 2011 to 2012, and Regional Center Manager from 2008 to 2011.

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

Carlos Sanz-Pastor Revorio	Global Head of Internal Audit
Global Head of Internal Audit since March 2025. Head of Strategy in Internal Audit (from 2015 to 2025), Head of Internal Audit for Business in South America (from 2011 to 2015), Head of Internal Audit for Wholesale Banking & Asset Management (from 2009 to 2011), Head of Internal Audit for Markets (from 2007 to 2009), and Head of Internal Audit for Investment Banking (from 2004 to 2007).

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
•The variable remuneration for each year currently comprises two components: a short-term incentive and a long-term incentive.
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
•The sum of the amounts of the short-term incentive and the long-term incentive will constitute the variable remuneration of each beneficiary for a given financial year.
•The variable remuneration for members of the Identified Staff shall be subject to specific rules regarding its vesting and payment, including the following:
◦Once the variable remuneration has been awarded, a percentage not exceeding 60% of the variable remuneration for members of the Identified Staff and 40% of the variable remuneration for executive directors, Senior Management and those members of the Identified Staff with particularly high variable remuneration shall vest and be paid, if conditions are met, as a general rule, in the first quarter of the financial year following that to which it corresponds (the upfront portion).
◦At least 40% of the variable remuneration for members of the Identified Staff and 60% of the variable remuneration for executive directors, Senior Management and those members of the Identified Staff with particularly high variable remuneration amounts shall be deferred over a period of four years, in the case of members of the Identified Staff, and of five years, in the case of executive directors and Senior Management (the deferred portion). The deferred portion shall be paid, if conditions are met, after each of the years of deferral has elapsed. In no event shall the deferred portion be paid faster than in a proportionate way.

◦Within this deferral period, payment of the long-term incentive shall only begin after the measurement period of the long-term indicators has ended. The result of the long-term incentive is therefore dependent on the result of the long-term indicators and shall be part of the deferred portion of the variable remuneration for the financial year.
◦Both the upfront portion and the deferred portion of the variable remuneration for each member of the Identified Staff shall be paid 50% in cash and 50% in BBVA shares or in instruments linked to BBVA shares. For executive directors and members of Senior Management, the upfront portion shall be paid 50% in cash and 50% in BBVA shares and the deferred portion shall be paid 40% in cash and 60% in BBVA shares or in instruments linked to BBVA shares.
◦In particular, a portion of the deferred variable remuneration may be awarded in the form of stock options on BBVA shares (“BBVA stock options”).
◦Shares or instruments vested as variable remuneration shall be withheld for a one-year lock-up period after delivery, except for the transfer of those shares or instruments that may be required to honor the payment of taxes.
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
◦The deferred portion of the variable remuneration that becomes payable each year will not vest or may be reduced, should certain capital and liquidity thresholds not be met, thus being subject to ex post risk adjustments.
◦Resulting cash portions of the deferred variable remuneration to be vested, shall be updated by applying the consumer price index (CPI) measured as the year-on-year change in prices, or any other criteria established for that purpose by the Board of Directors.
◦No personal hedging strategies or insurance may be employed by Identified Staff members in connection with their remuneration and accountability that may undermine their incentives to align with sound risk management.
◦The variable element of remuneration for a year shall be limited to a maximum amount of 100% of the fixed element of total remuneration, unless the general shareholders’ meeting resolves to increase this percentage up to a maximum of 200%. In this regard, as in prior years, the general shareholders’ meeting held on March 21, 2025 resolved to increase this limit to a maximum level of 200% of the fixed component of the total remuneration for a given number of the Identified Staff members, on the terms indicated in the report issued for this purpose by the Board of Directors dated February 11, 2025.
◦The entire variable remuneration shall be subject to “malus” and “clawback” arrangements during the whole deferral and lock-up period, as follows:
1.Up to 100% of the variable remuneration of members of the Identified Staff, including executive directors and Senior Management, corresponding to each year shall be subject to “malus” and “clawback” arrangements, both linked to a downturn in financial performance of the Bank as a whole, or of a specific unit or area, or of exposures generated by such member of the Identified Staff, when such downturn in financial performance arises from any of the following circumstances:
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
Both “malus” and “clawback” arrangements will apply to both the cash portion and the portion in shares or instruments linked to shares of the variable remuneration of the year in which the event giving rise to application of the “malus” and/or “clawback” arrangements occurred, and they may be applied during the entire deferral and lock-up period applicable to the shares or instruments corresponding to said variable remuneration.
2.Notwithstanding the foregoing, in the event that the above circumstances give rise to a dismissal or termination of contract of the member of the Identified Staff due to a serious and guilty breach of duties, “malus” arrangements may apply to the entire deferred variable remuneration from previous years pending payment at the date of the dismissal or termination decision, in light of the extent of the damage caused.
3.Moreover, “malus” and “clawback” arrangements shall also be applicable in the event the above circumstances, regardless of their financial impact, lead to a material reputational damage for the Bank. These arrangements shall be applicable to the variable remuneration, including to the deferred amounts of previous financial years, the payment of which corresponds to or has taken place in the financial year in which the damage is revealed.
In any case, the variable remuneration will only vest or be paid if it is sustainable according to the situation of the BBVA Group as a whole, and justified based on the results of the Bank, the relevant business unit and the Identified Staff member concerned.
In addition, the “malus” and “clawback” arrangements shall also be applicable to the variable remuneration received by executive directors or members of Senior Management, where the recoupment of such remuneration is required under the BBVA remuneration recoupment policy approved by the Board of Directors on November 29, 2023 (see Exhibit 97.1 to this report).
As regards non-executive directors, their remuneration system, in accordance with the Bank’s Bylaws and Directors’ Remuneration Policy, is based on the criteria of responsibility, dedication and incompatibilities inherent to their role, and consists entirely of fixed remuneration.

Remuneration of non-executive directors
The remuneration of the non-executive members of the Board of Directors corresponding to 2025 and 2024 is indicated below, individually and itemized for each non-executive director.

Remuneration of non-executive directors (thousands of euros) (1)
	Board of Directors	Executive Committee	Audit Committee	Risk and Compliance Committee	Remuneration Committee	Appointments and Corporate Governance Committee	Technology and Cybersecurity Committee	Other Functions (2)	Total
									2025	2024
José Miguel Andrés Torrecillas	129	167	165	─	─	115	─	50	625	625
Jaime Caruana Lacorte	129	167	─	107	─	46	─	─	449	455
Enrique Casanueva Nárdiz (3)	129	─	66	107	─	─	─	─	302	223
Sonia Dulá	129	─	66	107	─	─	─	─	302	302
Raúl Galamba de Oliveira	129	─	─	214	─	46	43	80	512	512
Belén Garijo López	129	167	─	─	─	46	─	─	342	378
Connie Hedegaard Koksbang	129	─	66	─	─	─	─	─	195	195
Lourdes Máiz Carro	129	─	66	─	43	─	─	─	238	238
Cristina de Parias Halcón (4)	129	─	─	─	─	46	43	─	218	167
Ana Peralta Moreno	129	─	66	─	43	─	─	─	238	238
Ana Revenga Shanklin	129	─	─	107	107	─	43	─	386	364
Carlos Salazar Lomelín (5)	129	─	─	─	43	─	─	─	172	172
Jan Verplancke	129	─	─	─	43	─	43	─	214	214
Total (6)	1,673	500	497	642	278	301	171	130	4,193	4,083
(1)Includes amounts corresponding to positions on the Board and its various Committees, the composition of which was last modified on April 26, 2024.
(2)Amounts corresponding to the positions of Deputy Chair of the Board of Directors and Lead Director.
(3)Director appointed by the general shareholders’ meeting held on March 15, 2024. Remuneration in 2024 corresponding to the term in office in that financial year.
(4)Director appointed by the general shareholders’ meeting held on March 15, 2024. Remuneration in 2024 corresponding to the term in office in that financial year. In addition, in 2025 and in 2024 she received €30 thousand and 7,593 BBVA shares and €56 thousand and 14,697 BBVA shares, respectively, corresponding to the deferred portion of 2018 and 2019 variable remuneration accrued in her former condition of BBVA’s member of Senior Management, including the update of its cash portion. Likewise, in 2024 she received €72 thousand as per diems for her attendance to the meetings of the management body of BBVA México, S.A. de C.V. and Grupo Financiero BBVA México, S.A. de C.V. She ceased to hold these positions in 2024.
(5)In addition, in financial years 2025 and 2024, the director Carlos Salazar Lomelín received €171 thousand and €113 thousand, respectively, as per diems for his attendance to the meetings of the management body of BBVA México, S.A. de C.V. and Grupo Financiero BBVA México, S.A. de C.V. and the strategy forum of BBVA México, S.A. de C.V.
(6)The total amount reported for financial year 2024 does not include amounts corresponding to the positions on the Board and on the various Committees received by José Maldonado Ramos and Juan Pi Llorens, who ceased to hold office on March 15, 2024, and whose remuneration for those items in 2024 amounted to €85 thousand and €81 thousand, respectively.

Likewise, during the 2025 and 2024 financial years, €103 thousand and €112 thousand were paid out, respectively, in healthcare and casualty insurance premiums for non-executive directors.
Remuneration system with deferred delivery of shares for non-executive directors
BBVA has a fixed remuneration system with deferred delivery of shares for its non-executive directors, which was approved by the general shareholders’ meeting held on March 18, 2006 and subsequently extended by resolutions of the general shareholders’ meetings held in 2011, 2016, 2021 and 2023.
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

The theoretical shares allocated to non-executive directors who were beneficiaries of the remuneration system with deferred delivery of shares in the 2025 and 2024 financial years, were as follows:

	2025		2024
	Theoretical shares allocated (1)	Theoretical shares accumulated as at December 31	Theoretical shares allocated (1)	Theoretical shares accumulated as at December 31
José Miguel Andrés Torrecillas	10,930	158,385	13,407	147,455
Jaime Caruana Lacorte	7,959	114,269	11,350	106,310
Enrique Casanueva Nárdiz (2)	3,894	3,894	0	0
Sonia Dulá	5,279	10,321	5,042	5,042
Raúl Galamba de Oliveira	8,944	49,135	10,423	40,191
Belén Garijo López	6,598	117,191	9,401	110,593
Connie Hedegaard Koksbang	3,410	10,587	3,914	7,177
Lourdes Máiz Carro	4,159	81,136	5,384	76,977
Cristina de Parias Halcón (2)	2,915	2,915	0	0
Ana Peralta Moreno	4,159	51,872	5,384	47,713
Ana Revenga Shanklin	6,364	37,525	6,947	31,161
Carlos Salazar Lomelín	2,998	24,010	3,882	21,012
Jan Verplancke	3,747	44,370	4,851	40,623
Total (3)	71,356	705,610	79,985	634,254
(1)The number of theoretical shares was calculated according to the average closing price of the BBVA share during the 60 trading sessions prior to the general shareholders’ meetings of March 21, 2025 and March 15, 2024 which were €11.45 and €8.84 per share, respectively.
(2)Directors appointed by the general shareholders’ meeting held on March 15, 2024; accordingly, the allocation of theoretical shares was made for the first time in 2025.
(3)The total number of theoretical shares allocated in the financial year 2024 does not include the 7,735 and 8,157 theoretical shares respectively allocated to José Maldonado Ramos and Juan Pi Llorens, who ceased to hold office on March 15, 2024. In application of the system, they received a total of 154,609 and 156,699 BBVA shares, respectively, after leaving office, which is equivalent to the total of theoretical shares accumulated up to that date by each of them.
Remuneration of executive directors
During the 2025 and 2024 financial years, the executive directors received the amount of the annual fixed remuneration corresponding to such financial years, established for each director in the Directors’ Remuneration Policy.
In addition, in the 2025 and 2024 financial years, the executive directors accrued the annual variable remuneration corresponding to each such year, which was awarded once the financial year had ended, in accordance with the provisions of the Directors’ Remuneration Policy.
In 2025 executive directors accrued a short-term incentive of €2,627 thousand in the case of Chair and €1,965 thousand in the case of Chief Executive Officer. In addition, the executive directors were awarded the right to a long-term incentive for a maximum theoretical amount of €1,929 thousand in the case of Chair and €1,443 thousand in the case of Chief Executive Officer, which is equivalent, in both cases, to 150% of their target long-term incentive. However, its final amount, which may range between 0% and 150% of the target long-term incentive, shall be calculated once the last financial year of the measurement period of the long-term indicators approved for its calculation has ended. If 100% of the pre-established objectives are achieved, the long-term incentive will amount to €1,286 thousand in the case of Chair and €962 thousand in the case of Chief Executive Officer. The sum of the short-term incentive and the long-term incentive initially awarded constitutes the annual variable remuneration of each executive director for 2025.
In addition, the remaining rules applicable to the annual variable remuneration of the executive directors established in the BBVA Directors’ Remuneration Policy, shall apply to the annual variable remuneration for financial year 2025, which include: (i) a withholding period of one year after delivery of the BBVA shares or instruments linked to BBVA shares received; (ii) the prohibition of hedging strategies or insurance that may undermine the effects of alignment with prudent risk management; (iii) update of the deferred portion in cash that finally vests in accordance with the consumer price index; (iv) potential ex post risk adjustments; (v) “malus” and “clawback” arrangements during the whole periods of deferral and withholding of shares or instruments; and (vi) the limitation of variable remuneration up to a maximum amount of 200% of the fixed component of the total remuneration, as resolved by the general shareholders’ meeting held in 2025.
The upfront portion of the annual variable remuneration for 2025 and 2024 financial years vested and became payable following its award in 2026 and 2025, respectively, while the rest of it was deferred for a period of five years. All of it, in accordance with the deferral, vesting and payment rules and other conditions applicable to annual variable remuneration as set out in the Directors’ Remuneration Policy.

Moreover, in accordance with the applicable remuneration policies for previous financial years, once the 2025 and 2024 financial years had ended, the corresponding portions of deferred annual variable remuneration from previous years vested and became payable to executive directors.
The remuneration of executive directors corresponding to the 2025 and 2024 financial years is indicated below, individually and itemized:

Annual Fixed Remuneration (thousands of euros)	2025	2024
Chair	2,924	2,924
Chief Executive Officer	2,179	2,179
Total	5,103	5,103

Annual Variable Remuneration	2025 (1)		2024 (2)
	In cash (thousands of euros)	In shares	In cash (thousands of euros)	In shares
Chair	821	40,850	897	92,803
Chief Executive Officer	614	30,552	671	69,408
Total	1,435	71,402	1,568	162,211
(1)Upfront portion (36%) of the annual variable remuneration, which represents the first payment of the short-term incentive for financial year 2025 and will be paid during the first quarter of financial year 2026, in equal parts in cash and BBVA shares. The remaining amount of the annual variable remuneration for financial year 2025 (which includes the long-term incentive for financial year 2025) will be deferred (40% in cash and 60% in shares and share-linked instruments) over a five-year period.

The amount of the deferred portion will depend on the result of the long-term indicators that will be used to calculate the long-term incentive for financial year 2025. Likewise, and as an ex-post risk adjustment mechanism, the deferred portion may be reduced if certain capital and liquidity thresholds are not reached. The foregoing is intended to ensure that payment only occurs if it is sustainable, taking into account the Bank’s payment capacity.

As part of the deferred portion to be paid in shares or share-linked instruments, BBVA stock options shall be delivered to the Chair and the Chief Executive Officer (52,441 and 39,221, respectively), provided that the relevant conditions are met, once the second year of deferral has elapsed (that is, on February 15, 2028). The BBVA stock options may be exercised only on their expiration date, which shall be February 15, 2030, that is, four years after the effective date of the award and two years after their vesting, provided that the closing price of the BBVA share on the expiration date is above the exercise price. The exercise price has been set at €20.10 which is equal to the average closing price of the BBVA share between December 15, 2025 and January 15, 2026, both inclusive. The underlying asset of each BBVA stock option is one BBVA share. The BBVA stock options shall be settled by differences, meaning that the amount to be paid to each beneficiary as a result of their exercise shall be the difference between the market value of the BBVA share corresponding to the exercise date and the exercise price. This amount shall be paid to executive directors in BBVA shares.

(2)Upfront portion (37%) of the annual variable remuneration, which represents the first payment of the short-term incentive for financial year 2024 paid in 2025. Annual variable remuneration for financial year 2024 is subject to the rules on deferral, vesting and payment and to the remaining conditions established in the Directors Remuneration Policy.

Deferred Annual Variable Remuneration corresponding to previous financial years		2025 (1)			2024 (2)
	Deferred Annual Variable Remuneration	In cash (thousands of euros)	In shares	In stock options (3)	In cash (thousands of euros)	In shares	In stock options (3)
Chair	2024	222	33,410	─	─	─	─
	2023	228	11,862	189,609	221	38,821	─
	2022	243	56,941	─	236	56,941	─
	2021	235	57,325	─	228	57,325	─
	2020	0	0	─	0	0	─
	2019	─	─	─	181	45,529	─
Subtotal		927	159,538	189,609	867	198,616
Chief Executive Officer	2024	166	24,987	─	─	─	─
	2023	170	8,872	141,809	166	29,034	─
	2022	187	43,793	─	181	43,793	─
	2021	179	43,552	─	173	43,552	─
	2020	0	0	─	0	0	─
	2019	─	─	─	163	40,858	─
Subtotal		701	121,204	141,809	683	157,237
Total		1,629	280,742	331,418	1,550	355,853	─
(1)Deferred remuneration to be paid after 2025 year-end, including the update of its cash portion. Payment thereof to the Chair and to the Chief Executive Officer will be made in 2026 in accordance with the vesting and payment rules established in the remuneration policies in force in each financial year:
•2024 deferred annual variable remuneration: first payment of the deferred short-term incentive (17.9% of the deferred portion) becomes payable to executive directors. Thereafter, the second payment of the deferred short-term incentive (17.9% of the deferred portion) and the long-term incentive (64.2% of the deferred portion), will be deferred for both executive directors. The final amount of the 2024 long-term incentive shall depend on the result of the long-term indicators established for its calculation once their measurement period ends (at 2027 year-end), which may range between a level of achievement of 0% to 150%. If the relevant conditions are met, the second payment of the 2024 deferred short-term incentive will be made in 2027 and the three payments of the 2024 long-term incentive will be made in 2028, 2029 and 2030.
•2023 deferred annual variable remuneration: second payment of the deferred short-term incentive (17.9% of the deferred portion) becomes payable to executive directors. Thereafter, payment of the deferred short-term incentive will be completed and the long-term incentive (64.2% of the deferred portion), will be deferred for both executive directors. The final amount of the 2023 long-term incentive shall depend on the result of the long-term indicators established for its calculation once their measurement period ends (at 2026 year-end), which may range between a level of achievement of 0% to 150%. If the relevant conditions are met, the three payments of the 2023 long-term incentive will be made in 2027, 2028 and 2029.

•2022 deferred annual variable remuneration: third payment (20% of the deferred portion) becomes payable to executive directors, after having verified that no reduction is applicable based on the result of the multi-year performance indicators determined in 2022 by the Board of Directors. Thereafter, 40% of the 2022 deferred annual variable remuneration will be deferred for both executive directors, which, if the conditions are met, will be paid in 2027 and 2028.

•2021 deferred annual variable remuneration: fourth payment (20% of the deferred portion) becomes payable to executive directors. Thereafter, 20% of the 2021 deferred annual variable remuneration will be deferred for both executive directors, which, if the conditions are met, will be paid in 2027.

•2020 deferred annual variable remuneration: given the exceptional circumstances arising from the COVID-19 crisis, executive directors voluntarily waived the accrual of the whole of their annual variable remuneration for 2020 financial year.
(2)Deferred remuneration paid after 2024 year-end, including the update of its cash portion. Payment thereof to the Chair and to the Chief Executive Officer was made in 2025 in accordance with the vesting and payment rules established in the remuneration policies in force in each financial year:
•2023 deferred annual variable remuneration: in 2025, the first payment of the deferred short-term incentive (17.9% of the deferred portion) was made to executive directors.
•2022 deferred annual variable remuneration: in 2025, the second payment (20% of the deferred portion) was made to executive directors.
•2021 deferred annual variable remuneration: in 2025, the third payment (20% of the deferred portion) was made to executive directors.
•2020 deferred annual variable remuneration: given the exceptional circumstances arising from the COVID-19 crisis, executive directors voluntarily waived the accrual of the whole of their annual variable remuneration for 2020 financial year.
•2019 deferred annual variable remuneration: in 2025, the third and final payment (20% of the deferred portion) was made to executive directors. With such payments, the payment of the 2019 deferred annual variable remuneration was completed.
(3)The delivery of the stock options awarded as part of the 2023 deferred annual variable remuneration is part of the second payment of the 2023 deferred short-term incentive, which is due after the 2025 year-end (in 2026). The delivery of the stock options awarded as part of the 2024 deferred annual variable remuneration is part of the second payment of the 2024 deferred short-term incentive, which, if the relevant conditions are met, will be due after the 2026 year-end (in 2027).

In addition, during the 2025 and 2024 financial years, the Chair received, each year, the amount of €41 thousand of fixed allowances for vehicle rental and others. Meanwhile, the Chief Executive Officer received, each year, the amount of €654 thousand of fixed remuneration in cash in lieu of pension (see “—Pension commitments with executive directors”), and the amount of €600 thousand for his mobility allowance.
Likewise, the executive directors received remuneration in kind during the 2025 and 2024 financial years, including insurance premiums and others, €132 thousand and €140 thousand in the case of the Chair and €128 thousand, each year, in the case of the Chief Executive Officer, respectively.
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
In line with the above, during the 2025 financial year, the following amounts were recorded to meet the pension commitments for the Chair: €456 thousand with regard to the retirement contingency, which corresponds to the annual contribution agreed to cover the retirement contingency, which is €439 thousand, increased in an amount of €17 thousand corresponding to the upward adjustment of the “discretionary pension benefits” for the 2024 financial year, which were declared at the end of said financial year and had to be registered in the accumulated fund in 2025. Likewise, an amount of €236 thousand has been recorded for the payment of premiums for death and disability contingencies.
As of December 31, 2025, the total accumulated amount of the fund to meet the retirement commitments for the Chair amounted to €29,821 thousand.
With regard to the agreed annual contribution to the retirement contingency corresponding to the 2025 financial year, 15% (€66 thousand) was registered in that financial year as “discretionary pension benefits”. Following the end of the financial year, this amount was adjusted by applying the same criteria used to determine the Chair’s short-term incentive for the 2025 financial year and was determined to amount to €76 thousand, which represents an upward adjustment of €10 thousand. This upward adjustment to the “discretionary pension benefits” will be included in the accumulated fund in the 2026 financial year and will be subject to the conditions established for them in the Directors’ Remuneration Policy.
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

In accordance with the above, in the 2025 financial year the Bank paid the Chief Executive Officer the amount of €654 thousand as cash in lieu of pension as set out under “—Remuneration of executive directors”. Furthermore, €220 thousand was disbursed for the payment of the annual insurance premiums to cover the death and disability contingencies.
In accordance with the above, amounts recorded to meet the pension commitments for the executive directors during 2025 and 2024 are indicated below:

Pension systems (thousands of euros)	Contributions (1)				Accumulated funds
	Retirement		Death and disability
	2025	2024	2025	2024	2025	2024
Chair	456	456	236	252	29,821	26,893
Chief Executive Officer	—	—	220	221	—	—
Total	456	456	457	472	29,821	26,893
(1)Contributions recognized to meet pension commitments for the executive directors in the financial years 2025 and 2024. In the case of the Chair, these correspond to the sum of the annual retirement pension contribution and the adjustment made to the “discretionary pension benefits” for the financial years 2024 and 2023, and the death and disability premiums. In the case of the Chief Executive Officer, the contributions recognized correspond exclusively to the insurance premiums paid by the Bank in 2025 and 2024 to cover the contingencies of death and disability, given that, in his case, the Bank has not undertaken any commitments to cover the retirement contingency.
Extinction of contractual relationship
In accordance with the Directors’ Remuneration Policy, the Bank has no commitments to make severance payments to any executive directors.
Remuneration of Senior Management
During the 2025 and 2024 financial years, the members of Senior Management, excluding executive directors (16 members with such status as of December 31 of each financial year), received the amounts of their fixed remuneration corresponding to such financial years.
In addition, in the 2025 and 2024 financial years, the members of Senior Management accrued the annual variable remuneration corresponding to each such year, which was awarded once the financial year had ended in accordance with the BBVA Group’s General Remuneration Policy.
In 2025 members of Senior Management with such status as of December 31, 2025, accrued a short-term incentive for an aggregate amount of €7,299 thousand. Likewise, members of Senior Management were awarded the right to a long-term incentive for an aggregate maximum theoretical amount of €5,149 thousand, which is equivalent to the sum of 150% of each beneficiary’s target long-term incentive. However, its final amount, which may range between 0% and 150% of the target long-term incentive, shall be calculated once the last financial year of the measurement period of the long-term indicators approved for its calculation has ended. If 100% of the pre-established objectives are achieved, the long-term incentive will amount to an aggregate amount of €3,433 thousand. The sum of the short-term incentive and the long-term incentive initially awarded constitutes the annual variable remuneration of Senior Management for 2025.
In addition, the remaining rules applicable to the annual variable remuneration of the members of the Senior Management established in the BBVA Group’s General Remuneration Policy will apply to the annual variable remuneration for financial year 2025, which include: (i) a withholding period of one year after delivery of the BBVA shares or instruments linked to BBVA shares received; (ii) the prohibition of hedging strategies or insurance that may undermine the effects of alignment with prudent risk management; (iii) update of the deferred portion in cash that finally vests in accordance with the consumer price index; (iv) potential ex post risk adjustments; (v) “malus” and “clawback” arrangements during the whole periods of deferral and withholding of shares or instruments; and (vi) the limitation of variable remuneration up to a maximum amount of 200% of the fixed component of the total remuneration, as resolved by the general shareholders’ meeting held in 2025.
The upfront portion of the annual variable remuneration for financial years 2024 and 2024 vested and became payable following its award in 2026 and 2025, respectively, while the rest of it was deferred for a period of five years. All of it, in accordance with the deferral, vesting and payment rules and other conditions applicable to annual variable remuneration as set out in the BBVA Group’s General Remuneration Policy.
Moreover, in accordance with the applicable remuneration policies for previous financial years, once the 2025 and 2024 financial years had ended, the corresponding portions of deferred annual variable remuneration from previous years vested and became payable to members of Senior Management.

The aggregate remuneration corresponding to the 2025 and 2024 financial years to members of the Senior Management, who held that position as of December 31, 2025 and as of December 31, 2024, is indicated and itemized below:

Fixed Remuneration (thousands of euros)	2025	2024
Total Senior Management (1)	20,787	19,928
(1)16 members at December 31, 2025 and December 31, 2024, excluding executive directors in both cases.

Annual Variable Remuneration	2025 (1)		2024 (2)
	In cash (thousands of euros)	In shares	In cash (thousands of euros)	In shares
Total Senior Management (3)	2,281	112,500	2,266	235,016
(1)Upfront portion of the annual variable remuneration, which represents the first payment of the short-term incentive for financial year 2025 and will be paid during the first quarter of financial year 2026, in equal parts in cash and BBVA shares (the upfront portion). The remaining amount of the annual variable remuneration for financial year 2025 (which includes the long-term incentive for financial year 2025) will be deferred (40% in cash and 60% in shares or share-linked instruments) over a five-year period (the deferred portion).
The amount of the deferred portion will depend on the result of the long-term indicators that will be used to calculate the long-term incentive for financial year 2025. Likewise, and as an ex-post risk adjustment mechanism, the deferred portion may be reduced if certain capital and liquidity thresholds are not reached. The foregoing is intended to ensure that payment only occurs if it is sustainable, taking into account the Bank’s payment capacity.
As part of the deferred portion to be paid in shares or share-linked instruments, an aggregate number of BBVA stock options (137,550 in the aggregate), shall be delivered to the members of Senior Management, provided that the relevant conditions are met, once the second year of deferral has elapsed (that is, on February 15, 2028). The BBVA stock options may be exercised only on their expiration date, which shall be February 15, 2030, that is four years after the effective date of the award and two years after their vesting, provided that the closing price of the BBVA share on the expiration date is above the exercise price. The exercise price has been set at €20.10 which is equal to the average closing price of the BBVA share between December 15, 2025 and January 15, 2026, both inclusive. The underlying asset of each BBVA stock option is one BBVA share. The BBVA stock options shall be settled by differences, meaning that the amount to be paid to each beneficiary as a result of their exercise shall be the difference between the market value of the BBVA share corresponding to the exercise date and the exercise price. This amount shall be paid in BBVA shares.
(2)Upfront portion of the annual variable remuneration, which represents the first payment of the short-term incentive for financial year 2024 paid in 2025. Annual variable remuneration for financial year 2024 is subject to the rules on deferral, vesting and payment and to the remaining conditions established in the BBVA Group’s General Remuneration Policy.
(3)16 members at December 31, 2025 and December 31, 2024, excluding executive directors in both cases.

Deferred Annual Variable Remuneration corresponding to previous financial years		2025 (1)			2024 (2)
	Deferred Annual Variable Remuneration	In cash (thousands of euros)	In shares	In stock options (3)	In cash (thousands of euros)	In shares	In stock options (3)
Senior Management Total (4)	2024	534	81,445	—	—	—	─
	2023	549	30,492	444,545	574	98,636	─
	2022	501	117,265	─	526	125,129	─
	2021	469	112,536	─	488	119,207	─
	2020	51	14,340	─	56	14,340	─
	2019	─	─	─	314	77,447	─
Total		2,104	356,078	444,545	1,957	434,759	─
(1)Deferred remuneration to be paid after 2025 year-end, including the update of its cash portion. Payment thereof to members of Senior Management who are beneficiaries will take place in 2026 in accordance with the remuneration policies applicable in each financial year and the vesting and payment rules set forth therein applicable to each member of Senior Management, based on when they became such a member:
•2024 deferred annual variable remuneration: first payment of the deferred short-term incentive becomes payable.
•2023 deferred annual variable remuneration: second payment of the deferred short-term incentive becomes payable.
•2022 deferred annual variable remuneration: third payment becomes payable, after having verified that no reduction is applicable based on the result of the multi-year performance indicators determined in 2022 by the Board of Directors.
•2021 deferred annual variable remuneration: fourth payment becomes payable.
•2020 deferred annual variable remuneration: given the exceptional circumstances arising from the COVID-19 crisis, all members of Senior Management voluntarily waived the accrual of the whole of their annual variable remuneration for 2020 financial year. Without prejudice to the foregoing, a member of the Senior Management, who was an executive of BBVA USA Bancshares, Inc. (“BBVA USA”) at that moment, is entitled to the third and last payment of the deferred portion of a success bonus on the sale of BBVA USA.
(2)Deferred remuneration paid after 2024 year-end, including the update of its cash portion. Payment thereof to members of Senior Management who were beneficiaries took place in 2025 in accordance with the vesting and payment rules applicable in each case depending on when they became members of the Senior Management, provided for in the remuneration policies applicable in each financial year:
•2023 deferred annual variable remuneration: in 2025, the first payment of the deferred short-term incentive was made to the members of Senior Management.
•2022 deferred annual variable remuneration: in 2025, the second payment was made to the members of Senior Management.
•2021 deferred annual variable remuneration: in 2025, the third payment was made to the members of Senior Management.
•2020 deferred annual variable remuneration: given the exceptional circumstances arising from the COVID-19 crisis, all members of Senior Management voluntarily waived the accrual of the whole of their annual variable remuneration for 2020 financial year. Without prejudice to the foregoing, a member of the Senior Management, who was an executive of BBVA USA at that moment, was entitled to the second payment in 2025 of the deferred portion of a success bonus on the sale of BBVA USA.
•2019 deferred annual variable remuneration: in 2025, the third and last payment was made to the members of Senior Management that were beneficiaries.
(3)The delivery of the stock options awarded as part of the 2023 deferred annual variable remuneration is part of the second payment of the 2023 deferred short-term incentive, which is due after the 2025 year-end (in 2026). The delivery of the stock options awarded as part of the 2024 deferred annual variable remuneration is part of the second payment of the 2024 deferred short-term incentive, which, if the relevant conditions are met, will be due after the 2026 year-end (in 2027).
(4)16 members at December 31, 2025 and December 31, 2024, excluding executive directors in both cases.
In addition, members of Senior Management received fixed allowances for vehicle rental and others during the 2025 and 2024 financial years, amounting to a total of €257 thousand and €347 thousand, respectively.
Moreover, the members of Senior Management received remuneration in kind during the 2025 and 2024 financial years, including insurance premiums and others, amounting to a total of €640 thousand and €603 thousand, respectively.
Pension commitments with Senior Management
In the 2025 financial year, to meet the pension commitments for members of the Senior Management, the following aggregate amounts were recorded: an amount of €4,411 thousand for contribution to the retirement contingency (which corresponds to the annual contribution agreed to cover the retirement contingency, increased by an amount of €139 thousand corresponding to the upward adjustment of “discretionary pension benefits” for the 2024 financial year which had to be registered in the accumulated fund in 2025), and an amount of €1,115 thousand for insurance premiums to cover the death and disability contingencies.

As of December 31, 2025, the total accumulated amount of the fund to meet the retirement commitments for members of Senior Management amounted to €47,281 thousand.
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
Therefore, with regard to the agreed annual contribution for the retirement contingency registered in the 2025 financial year, an amount of €625 thousand was registered in 2025 as “discretionary pension benefits”, and following the end of the financial year, this amount was adjusted applying the same criteria used to determine the short-term incentive for 2025 financial year that is part of the annual variable remuneration for members of Senior Management.
Accordingly, the “discretionary pension benefits” for members of the Senior Management for the 2025 financial year were determined in an amount of €747 thousand, representing an upward adjustment of €122 thousand. This upward adjustment to the “discretionary pension benefits” will be included in the accumulated fund in the 2026 financial year, and will be subject to the conditions established for them in the remuneration policy applicable to members of Senior Management, in accordance with the regulations applicable to the Bank on this matter.
In accordance with the above, amounts recorded to meet the pension commitments for the members of Senior Management during 2025 and 2024 are indicated below:

Pension systems (thousands of euros)	Contributions (1)				Accumulated funds
	Retirement		Death and disability
	2025	2024	2025	2024	2025	2024
Senior Management Total (2)	4,411	4,226	1,115	1,181	47,281	40,549
(1)Contributions recorded to meet pension commitments for the whole of Senior Management in 2025 and 2024, which correspond to the sum of the annual retirement pension contributions and the adjustments made to the “discretionary pension benefits” for 2024 and 2023, respectively, and the insurance premiums paid by the Bank for death and disability contingencies.
(2)16 members at December 31, 2025 and December 31, 2024, excluding executive directors in both cases.
Extinction of contractual relationship
Regarding Senior Management, excluding the executive directors, in 2025 the contractual relationship of a member of Senior Management was terminated, giving rise to the right of a severance payment of €1,908 thousand. In this regard, the Senior Management contracts include the right to receive the severance payment that legally corresponds, provided that termination of the contractual relationship is not pursuant to a willful decision, retirement, disability or serious dereliction of duties, the amount of which will be calculated in accordance with the provisions in the applicable labor regulations. Likewise, the contract establishes a post-contractual non-compete agreement for a one-year term from termination of the contractual relationship, which shall be compensated with an amount of €885 thousand which shall be paid on a monthly basis during the non-competition period.
In 2024, there were no terminations of contractual relationships of members of Senior Management.
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
•On finances: (i) establishment of the bases and previous analysis of the proposals submitted to the Board of Directors relating to the Bank’s funding plan, its capital and liquidity structure, and its dividends policy, as well as of the processes of self-assessment of the Bank’s and the Group’s capital and liquidity adequacy, and of the Recovery Plan; (ii) adoption of implementation decisions of mandates expressly conferred on it by the Board of Directors in these fields.
•Analysis of matters relating to business risk in the proposals and plans submitted to the Board of Directors.
•Analysis, assessment and management of matters relating to reputational risk.
Functions of prior reporting on policies submitted to the Board of Directors:
•Analyze, prior to their consideration by the Board of Directors, the general Group and Company policies that, in accordance with the law or internal regulations, must be approved by the Board of Directors, except for policies relating to issues within other Board committees’ remit.
Monitoring and control functions:
•The Committee will perform monitoring and control functions regarding the following matters, among others: (i) the Group’s activity and results; (ii) budget monitoring; (iii) progress of the Strategic Plan, through the key performance indicators established for this purpose and of the main plans and projects developed by the management team; (iv) the Group’s liquidity and funding plan and capital situation, as well as of the activity of the Assets and Liabilities Committee; (v) the evolution of the risk profile and the metrics defined by the Board of Directors; (vi) evolution of share-price performance and changes in shareholder composition; (vii) analysis of the markets in which the Group carries out its activities; (viii) progress of the projects and investments agreed upon within its remit, as well as those agreed upon by the Board of Directors at a strategic level; (ix) monitoring the Bank’s resolution.

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
•The assignment of non-mortgage loans and credits to securitization funds promoted by the Bank.
•The granting and revoking of the Bank’s powers of attorney.
•Proposals for the appointment and replacement of directors in the Bank’s subsidiaries or investee companies with more than €50 million in own funds, or in those that comply with the criteria set forth in the internal procedures established by the Bank for such purposes.
•Decisions regarding whether executive directors may hold management positions in companies controlled, directly or indirectly, by the Bank, or in the Group’s investee companies.
The Executive Committee will meet whenever it is convened by its Chair, who is empowered to call the Committee meetings and to set their agendas. The Committee will endeavor to establish an annual calendar of meetings, considering the amount of time to be devoted to its different tasks. During 2025, the Executive Committee met sixteen (16) times.
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
According to its Regulations, the Audit Committee has the following functions:
With regard to the supervision of financial statements and public information:
•Inform the general shareholders’ meeting on the questions raised in relation to the matters that are within the remit of the Committee and, in particular, on the result of the audit of accounts, and, where applicable, the verification of required non-financial information, explaining how the audit has contributed to the integrity of the financial information and the function performed by the Committee in these processes.
•Oversee the process of preparing and reporting financial and non-financial information of the Bank and the Group and submit recommendations or proposals to the Board of Directors aimed at safeguarding its integrity.

•Likewise, analyze, prior to their submission to the Board of Directors and in enough detail to guarantee their accuracy, reliability, sufficiency and clarity, the financial statements and non-financial information of the Bank and of its consolidated Group contained in the annual, six-monthly and quarterly reports, as well as in all other required financial and non-financial information.
•Review the necessary consolidation perimeter, the correct application of accounting criteria, and all the relevant changes relating to the accounting principles used and to the presentation of the financial statements.
•Oversee the effectiveness of the Company’s internal control, internal audit and risk management systems, in terms of the process of preparing and reporting financial information, and discuss with the auditor any significant weaknesses in the internal control system detected during the audit, without undermining its independence.
With regard to the Internal Audit function:
•Propose to the Board of Directors the selection, appointment and removal of the head of the Internal Audit function.
•Monitor the independence, effectiveness and operation of the Internal Audit function.
•Propose to the Board the objectives for the head of the Internal Audit and the assessment of his or her performance, the result of which will be submitted to the Remuneration Committee for the purposes of determining his or her variable remuneration.
•Ensure that the Internal Audit function has the necessary material and human resources for the effective performance of its functions, in terms of personnel, as well as material elements, systems, procedures and operation manuals.
•Analyze and, where appropriate, approve the annual work plan for the Internal Audit function, as well as any other occasional or specific plans to be implemented as a result of regulatory changes or of the needs of the Group.
•Receive monthly information from the head of the Internal Audit function regarding the activities carried out by the Internal Audit function and regarding any incidents and obstacles that may arise, as well as verify that Senior Management takes into account the conclusions and recommendations of its reports, and monitor the implementation of the recommendations contained in said reports.
•Be apprised of the audited units’ degree of compliance with corrective measures previously recommended by the Internal Audit function, and, where appropriate, report to the Board on those cases that may involve a significant risk for the Group.
With regard to the external auditor:
•Submit to the Board of Directors proposals for the selection, appointment, re-election and replacement of the external auditor, taking responsibility for the selection process in accordance with applicable regulations, as well as the hiring conditions of the external auditor.
•Ensure the independence of the auditor in two senses: (i) avoiding that the auditor’s warnings, opinions or recommendations may be adversely influenced. To this end, ensuring that compensation for the auditor’s work does not compromise either its quality or independence, in compliance with the auditing legislation in force at any given moment; (ii) establishing incompatibility between the provision of audit services and those of any other nature, unless they are tasks required by supervisors or the provision of which by the auditor is permitted by applicable legislation, and there are no alternatives on the market that are equal in terms of content, quality or efficiency to those provided by the auditor, in which case, conformity of the Committee will be required, and this decision may be delegated in advance to its Chair.
•Establish appropriate relations with the auditor in order to receive information on any matters that may jeopardize their independence and any other matters in connection with the auditing process, as well as those other communications provided for in applicable legislation. In any event, the Committee must receive from the external auditors, on an annual basis, a statement of their independence with regard to the Company or entities directly or indirectly associated with it, as well as detailed and individualized information on additional services of any kind provided and the corresponding fees received by the external auditor or by persons or entities associated with the external auditor, as provided for in legislation governing the auditing activity.

•Authorize the provision of additional services other than prohibited services, by the auditor or associated persons or entities, the performance of which is allowed by applicable regulations in each case. Such authorization may also be granted, in advance and by delegation, by the Chair of the Committee.
•Issue, on an annual basis and before the audit report is issued, a report expressing an opinion on whether the auditor’s independence has been compromised. This report must, in all cases, contain a reasoned assessment of the provision of each and every additional services, considered individually and collectively, other than the legal audit, and relating to the framework of independence or the regulations on audit activity.
•Regularly gather information from the external auditor on the external audit plan and its execution, in addition to preserving their independence in the performance of their duties. Likewise, verify, with an appropriate frequency, that the external audit program is being carried out in accordance with the relevant contract conditions and that it is thereby meeting the requirements of the competent official authorities and the corporate bodies. Request, at least once per year, from the auditor an evaluation of the quality of the internal control procedures regarding the preparation and reporting of the Group’s financial information.
•Ensure that the auditor holds an annual meeting with the Board of Directors to inform it of the work carried out and the progress of the Company’s risks and accounting situations.
Other functions include:
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
•Inform, prior to any decisions that the Board of Directors or, as appropriate, the Executive Committee must adopt, on all matters within its remit provided for by the law, the Bylaws, the Regulations of the Board of Directors or in the Regulations of the Audit Committee, and in particular on: financial information that the Company is required to publish; economic conditions and accounting impact of relevant corporate transactions and structural modifications (modificaciones estructurales); the creation or acquisition of shares in special purpose vehicles or in entities domiciled in territories considered to be tax havens; and Related-Party Transactions (as this term is defined in the Regulations of the Board of Directors).
•Provide prior information on Related-Party Transactions (as this term is defined in the Regulations of the Board of Directors) that must be submitted for approval by the general shareholders’ meeting or the Board of Directors, in accordance with the provisions of the law and the Regulations of the Board of Directors, and periodically supervise the internal procedure that the Company has established, where applicable, for those Related-Party Transactions whose approval the Board of Directors has agreed to delegate.
•Analyze, prior to their consideration by the Board of Directors, the general policies of the Company or the Group that, by law or pursuant to internal regulations, the Board of Directors must approve, within the scope of the Committee’s powers.
The Audit Committee will meet whenever it is convened by its Chair, who is empowered to call the Committee meetings and to set their agendas. The Committee will endeavor to establish an annual calendar of meetings, considering the amount of time to be devoted to its different tasks. During 2025, the Audit Committee met fourteen (14) times.
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
Notwithstanding the foregoing, it will seek to ensure that the presence of non-Committee members during these meetings, such as Group managers and employees, be limited to those cases where it is necessary and to the items on the agenda for which they are called. In any event, the Committee will endeavor to hold private meetings with the head of Internal Audit and with the external auditor, without the attendance of other persons and at appropriate intervals.

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
To this end, the Committee will evaluate the balance of knowledge, skills, diversity and experience of the Board of Directors, as well as the conditions that the candidates must meet to cover the vacancies that arise, assessing the dedication of time considered necessary to adequately carry out their duties, in view of the needs that the corporate bodies have at any given time.
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
•Submit proposals to the Board of Directors on policies on the selection, suitability and diversity of the members of the Board of Directors.
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
•Report on the performance of the Chair of the Board of Directors and of the Chief Executive Officer, integrating for the latter the assessment made in this regard, where applicable, by the Executive Committee, for the purpose of the periodic assessment of both by the Board of Directors.
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
•Report, prior to any decisions that may be made by the Board of Directors or the Executive Committee, on all matters within its remit as provided for in the law, the Bylaws, the Board of Directors Regulations and the Regulations of the Appointments and Corporate Governance Committee, and in particular on situations of conflict of interest of the directors.
•Analyze, prior to their consideration by the Board of Directors, the general policies of the Company or the Group that, by law or pursuant to internal regulations, the Board of Directors must approve, within the scope of the Committee’s powers.
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
Notwithstanding the foregoing, it will seek to ensure that the presence of non-Committee members during these meetings, such as Group managers and employees, be limited to those cases where it is necessary and to the items on the agenda for which they are called.
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
The Committee will meet whenever it is convened by its Chair, who is empowered to call the Committee meetings and to set their agendas. The Committee will endeavor to establish an annual calendar of meetings, considering the amount of time to be devoted to its different tasks. During 2025, the Appointments and Corporate Governance Committee met five (5) times.

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
•Propose the remuneration of non-executive directors, as provided for in the remuneration policy for directors, submitting the corresponding proposals to the Board.
•Propose to the Board of Directors the contracts that the Company must enter into with the executive directors, in accordance with the remuneration policy for directors.
•Propose the objectives and criteria for measuring the variable remuneration of the executive directors and assess the degree of achievement thereof, submitting the corresponding proposals to the Board of Directors, which, in the case of the Chief Executive Officer, may include the assessment made by the Executive Committee and, in the case of other executive directors who may report to the Chair or to the Chief Executive Officer, the assessment made by these.
•Analyze, where appropriate, in accordance with the approved remuneration policies, the need to make ex-ante or ex-post adjustments to variable remuneration, including the application of malus or clawback arrangements for variable remuneration, submitting the corresponding proposals to the Board of Directors, prior report of the corresponding committees in each case.
•Annually submit the proposal of the annual report on the remuneration of the Bank’s directors to the Board of Directors, which will then be submitted to the Annual General Shareholders’ Meeting, in accordance with the provisions of the applicable law.
•Propose to the Board of Directors the remuneration policies for senior managers and employees whose professional activities have a significant impact on the risk profile of the Bank and/or the Group, and that of the Group as a whole. Likewise, oversee its implementation, including supervision of the process for identifying such employees.
•Propose to the Board of Directors the basic contractual conditions for senior managers, including their remuneration and severance indemnity in the event of termination, and directly oversee their remuneration, within the framework of the remuneration policy applicable to Senior Management at any given time.
•Propose to the Board of Directors the criteria for determining variable remuneration of the heads of Regulation and Internal Control and Internal Audit, and propose that remuneration, submitting the corresponding proposals to the Board of Directors, on the basis of the assessment of their performance that, for these purposes, is submitted by the Risk and Compliance Committee and the Audit Committee, respectively.

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
•Inform, prior to any decisions that the Board of Directors or, as appropriate, the Executive Committee must adopt, on all matters within its remit provided for by law, the Bylaws, or any of the regulations of the Company’s corporate bodies.
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
Notwithstanding the foregoing, it will seek to ensure that the presence of non-Committee members during these meetings, such as Group managers and employees, be limited to those cases where it is necessary and to the items on the agenda for which they are called.
The Remuneration Committee will meet whenever it is convened by its Chair, who is empowered to call the Committee meetings and to set their agendas. The Committee will endeavor to establish an annual calendar of meetings, considering the amount of time to be devoted to its different tasks. During 2025, the Remuneration Committee met on five (5) occasions.
Risk and Compliance Committee
The Board’s Risk and Compliance Committee’s essential function is to assist the Board of Directors in the determination and monitoring of the Group’s risk control and management policy, including risk internal control and non-financial risks, acquiring a global and comprehensive overview of all financial and non-financial risks; with the exception of the specificities that, with regard to internal financial control, correspond to the Audit Committee; with regard to technological risk, correspond to the Technology and Cybersecurity Committee; and with regard to business and reputational risk, correspond to the Executive Committee; in each case in accordance with the Board of Directors Regulations and the Regulations of the committees. It will also assist the Board of Directors in the oversight of the Compliance functions and the implementation of a risk and compliance culture in the Group.
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

Under the Regulations of the Risk and Compliance Committee, such Committee has the following duties:
•Based on the strategic elements established by either the Board of Directors or the Executive Committee at any given time, analyze and submit to the Board or, as appropriate, to the Executive Committee:
a.The proposals on the Group’s strategy, risk control and management, which shall include the Group’s Risk Appetite Framework, in which, in particular, the level of risk deemed appropriate shall be identified, broken down by businesses and areas relevant to the Group’s activity; and
b.The aspects of risks and internal control of the self-assessment exercises of the capital and liquidity adequacy of the Bank and its Group.
•Address, in a manner consistent with the Risk Appetite Framework established by the Board of Directors, the control and management policies for the different risks, including financial risks, and, to the extent that they do not correspond to another Board committee, non-financial risks, as well as information and internal control systems.
•Oversee the effectiveness of the Regulation and Internal Control function, which will hierarchically report to the Board of Directors, through the Committee, and in particular:
a.Propose to the Board of Directors the appointment and removal of the head of Regulation and Internal Control function.
b.Propose to the Board of Directors the objectives for the head of Regulation and Internal Control function and his or her performance, incorporating the assessment of the Chair of the Board regarding the Regulation and Supervisors functions, whose results will be shared with the Remuneration Committee for the purposes of determining his or her variable remuneration.
c.Ensure that the Regulation and Internal Control function has the necessary material and human resources for the effective performance of its functions.
d.Analyze and, where appropriate, approve the annual work plan for the Regulation and Internal Control function, as well as its modifications, and monitor compliance thereof.
•Receive periodically information from the head of the areas of Global Risk Management and the Regulation and Internal Control function regarding the activities carried out by these areas, as well as regarding any incidents that may arise, and the way in which those are taken into consideration by the management team. Notwithstanding the foregoing, the heads of both areas will also report periodically to the Board of Directors.
The Committee may also receive periodic information from the heads of the units that integrate the Areas of Global Risk Management (GRM) and Regulation and Internal Control.
•Monitor the evolution of the Group’s financial and non-financial risks and their degree of compatibility with established strategies and policies, and with the Group’s Risk Appetite Framework, and oversee procedures, tools and risk measurement indicators established at Group level to obtain a global view of the Bank’s and the Group’s risks. Likewise, monitor compliance with prudential regulation and supervisory requirements regarding risks.
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
•Analyze, prior to their submission to the Board of Directors or to the Executive Committee those risk operations to be submitted to the consideration of the Board of Directors or, as applicable, of the Executive Committee, except for those Related-Party Transactions whose prior report corresponds solely to the Audit Committee.
•Examine whether the prices of the assets and liabilities offered to customers fully take into account the Bank’s business model and risk strategy and, if not, submit a plan to the Board of Directors aimed at rectifying the situation.
•Participate in the process of establishing the remuneration policies, ascertaining that it is compatible with an adequate and effective risk management strategy and that it does not offer incentives to assume risks that exceed the level tolerated by the Group.

•Verify that the Company and the Group have means, systems, structures and resources that are consistent with best practices that enable to implement their risk management strategy, ensuring that the Bank’s and the Group’s risk management mechanisms are adequate in relation thereto.
•Report, prior to any decisions that may have to be adopted by the Board of Directors or, as appropriate, the Executive Committee, on all matters within its remit as provided for in the law, the Bylaws, the Board of Directors Regulations, the Regulations of the Risk and Compliance Committee or in any of the regulations of the corporate bodies.
•Ensure compliance with applicable national or international regulations on matters related to money laundering, conduct on the securities markets, data protection and the scope of Group activities with respect to competition, and ensure that requests for information or action made by official authorities on these matters are dealt with in due time and in an appropriate manner.
•Be informed on any breach of the applicable internal or external regulations, as well as the relevant events that the areas reporting to the Committee may have identified within their oversight and control functions. Likewise, the Committee shall be informed on those issues related to legal risks which may arise in the course of the Group’s activity.
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
Notwithstanding the foregoing, it will seek to ensure that the presence of non-Committee members during these meetings, such as Group managers and employees, be limited to those cases where it is necessary and to the items on the agenda for which they are called.
The Committee will meet whenever it is convened by its Chair, who is empowered to call the Committee meetings and to set their agendas. The Committee will endeavor to establish an annual calendar of meetings, considering the amount of time to be devoted to its different tasks. In 2025, it held twenty-two (22) meetings.
Technology and Cybersecurity Committee
The Technology and Cybersecurity Committee’s essential function is to assist the Board of Directors in connection with the Group’s technological strategy and technological and cybersecurity risks, without prejudice to the functions corresponding to the Risk and Compliance Committee.
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
Under its regulations, the Technology and Cybersecurity Committee has the following functions:
Group’s technological and cybersecurity risk:
•Analysis and monitoring of the Group’s main technological and cybersecurity risks, as well as the plans and programs adopted by the executive area to monitor such risks.
•Analysis and monitoring of the policies and systems for the assessment, control and management of the Group’s technological infrastructures and risks, including risks related to the digital operational resilience and response and recovery plans in the event of cyber-attacks.
•Analysis and monitoring of business continuity plans in the areas of technology and technological infrastructure.
•Analysis and monitoring of: (i) Compliance risks associated with information technologies; and (ii) Procedures established to identify, assess, oversee, manage and mitigate these risks.
•Analysis and monitoring of any relevant events and incidents that may have occurred with regard to cybersecurity and technological security.
Technological Strategy:
•Analysis and monitoring of the main policies, strategic projects and plans defined by the corresponding executive areas, in accordance with its remit.
•Analysis and monitoring of the technology strategy and trends that may affect the Group’s strategic plans, including the monitoring of the matters related to new technologies, applications, information systems and best practices.
•Analysis and monitoring of the strategic metrics established for management and control in the technological field, including the developments and investments that the Group may carry out in this regard.
Other functions:
•Inform, prior to any decisions that the Board of Directors or, as appropriate, the Executive Committee must adopt, on all matters within its remit provided for by law, the Bylaws, or any of the regulations of the Company’s corporate bodies.
•Analyze, prior to their consideration by the Board of Directors, the general policies of the Company or the Group that, by law or pursuant to internal regulations, the Board of Directors must approve, within the scope of the Committee’s powers.
For a better performance of its functions, appropriate coordination systems will be established between the Technology and Cybersecurity Committee and the Audit Committee to facilitate, in particular, that the Committee is aware of the conclusions of the work carried out by the Internal Audit area in technology and cybersecurity matters.
The Committee will meet whenever it is convened by its Chair, who is empowered to call the Committee meetings and to set their agenda. The Committee will endeavor to establish an annual calendar of meetings, considering the amount of time to be devoted to its different tasks. In 2025, it held seven (7) meetings.

D. Employees
As of December 31, 2025, we had 127,174 employees. Approximately 99.7% of our employees in Spain held technical, managerial and executive positions, while the remainder were clerical and support staff. The table below sets forth the number of BBVA employees by geographical area.

	As of December 31, 2025
Country	BBVA	Bank Subsidiaries	Non-bank Subsidiaries	Total

Spain	22,318	—	7,161	29,479
United Kingdom	375	—	—	375
France	91	—	—	91
Italy	105	—	—	105
Germany	78	—	—	78
Switzerland	—	129	—	129
Portugal	336	—	72	408
Belgium	16	—	—	16
The Netherlands	—	286	—	286
Romania	—	1,192	—	1,192
Ireland	—	—	—	—
Luxembourg	—	—	—	—
Turkey	—	21,725	—	21,725
Malta	—	14	—	14
Cyprus	—	94	—	94
Finland	—	—	—	—
Total Europe	23,319	23,440	7,233	53,992

The United States	446	—	221	667

Argentina	—	6,531	208	6,739
Brazil	—	73	—	73
Colombia	—	5,124	1,392	6,516
Venezuela	—	1,840	27	1,867
Mexico	—	44,673	3,072	47,745
Uruguay	—	510	45	555
Paraguay	—	—	—	—
Bolivia	—	—	35	35
Chile	—	—	862	862
Cuba	—	—	—	—
Peru	—	7,658	206	7,864

Total Latin America	—	66,409	5,847	72,256

Japan	14	—	—	14
China (1)	193	—	—	193
Singapore	24	—	—	24
India	2	—	—	2
South Korea	2	—	—	2
United Arab Emirates	3	—	—	3
Taiwan	18	—	—	18
Indonesia	3	—	—	3
	—	—	—
Total Asia	259	—	—	259

Total	24,024	89,849	13,301	127,174
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
				—
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

The number of employees increased by 1.0% during 2025 and by 3.6% in 2024. The increase in the Group’s workforce was mainly due to the hiring of individuals with engineering, data, client solutions and sustainability profiles in Spain, Mexico and Peru to boost the transformation areas, as well as the hiring of employees from the branch network to support business growth in Mexico and Peru.
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
As of December 31, 2025, 2024 and 2023, we had 75, 119 and 203 temporary employees in Spain, respectively.
Employee Pension Plans
Under the relevant collective labor agreements, BBVA and some of its subsidiaries provide supplemental pension payments to certain active and retired employees and their beneficiaries. These payments supplement social security benefits from the Spanish government. See Note 2.2.13 and Note 25 to the Consolidated Financial Statements.
E. Share Ownership
As of February 16, 2026, the members of the Board of Directors owned an aggregate of BBVA shares as shown in the table below:

Name	Directly owned shares	Indirectly owned shares	Total shares	% Capital Stock
Carlos Torres Vila	1,887,078	_	1,887,078	0.033
Onur Genç *	1,218,789	_	1,218,789	0.021
José Miguel Andrés Torrecillas	10,828	_	10,828	0.000
Jaime Caruana Lacorte	35,000	10,000	45,000	0.001
Enrique Casanueva Nárdiz	_	_	_	_
Sonia Dulá *	7,500	_	7,500	0.000
Raúl Galamba de Oliveira	30,000	_	30,000	0.001
Belén Garijo López	_	_	_	_
Connie Hedegaard Koksbang	_	_	_	_
Lourdes Máiz Carro	_	_	_	_
Cristina de Parias Halcón	357,683	_	357,683	0.006
Ana Peralta Moreno	_	_	_	_
Ana Revenga Shanklin*	10,000	_	10,000	0.000
Carlos Salazar Lomelín **	890,499	1,836,888	2,727,387	0.048
Jan Verplancke	_	_	_	_
TOTAL	4,447,377	1,846,888	6,294,265	0.110
* In relation to the declared position of Onur Genç, Sonia Dulá and Ana Revenga Shanklin, it includes 31,326, 7,500 and 10,000 shares in the form of ADSs (American Depositary Shares), respectively.
** In relation to the declared position of Carlos Salazar Lomelín, it includes the shares in the form of ADSs that he holds both directly (592,000) and indirectly (1,836,888).

As of February 16, 2026 the Senior Management (excluding executive directors) owned an aggregate of BBVA shares as shown in the table below:

Name	Directly owned shares	Indirectly owned shares	Total shares	% Capital Stock
Domingo Armengol Calvo	228,087	_	228,087	0.004
María Jesús Arribas de Paz	185,020	_	185,020	0.003
Pello Belausteguigoitia Mateache	157,659	_	157,659	0.003
Antonio Bravo Acín *	17,126	_	17,126	0.000
Carlos Casas Moreno	70,498	_	70,498	0.001
Victoria del Castillo Marchese	129,690	_	129,690	0.002
José Luis Elechiguerra Joven	110,293	_	110,293	0.002
Ana Fernández Manrique	123,400	105,031	228,431	0.004
Paul García Tobin	187,829	_	187,829	0.003
María Luisa Gómez Bravo	355,620	_	355,620	0.006
Eduardo Osuna Osuna	65,633	_	65,633	0.001
David Puente Vicente	246,993	_	246,993	0.004
Francisco Javier Rodríguez Soler *	402,985	_	402,985	0.007
Jaime Sáenz de Tejada Pulido	376,978	211	377,189	0.007
Jorge Sáenz-Azcúnaga Carranza	267,796	_	267,796	0.005
Carlos Sanz-Pastor Revorio	10,234	_	10,234	0.000
TOTAL	2,935,841	105,242	3,041,083	0.053
* In relation to the declared position of Antonio Bravo Acín and Francisco Javier Rodríguez Soler, it includes 2,266 and 402,136 shares in the form of ADSs (American Depositary Shares), respectively.
As of February 16, 2026 a total of 12,212 employees (excluding the members of the Senior Management and executive directors) owned an aggregate of 37,121,943 shares, which represented 0.650% of our capital stock.
In accordance with the vesting and payment rules set forth in the Directors’ Remuneration Policy and the BBVA Group’s General Remuneration Policy applicable to 2023 annual variable remuneration, BBVA stock options awarded to executive directors and the rest of the members of Senior Management as part of the 2023 annual variable remuneration, vested on February 15, 2026.
However, the BBVA stock options vested as part of the annual variable remuneration may be exercised only on their expiration date, which shall take place two years after their vesting, provided that the closing price of the BBVA share on the expiration date is above the exercise price. The underlying asset of each BBVA stock option is one BBVA share. The BBVA stock options shall be settled by differences, meaning that the amount to be paid to each beneficiary as a result of their exercise shall be the difference between the market value of the BBVA share corresponding to the exercise date and the exercise price. This amount shall be paid to each beneficiary in BBVA shares.

In accordance with the above as of February 16, 2026, the executive members of the Board of Directors owned an aggregate of BBVA stock options as shown in the table below:

Name	Remuneration Plan	Owned stock options	Underlying shares	Exercise price	Expiration date / Potential exercise date
Carlos Torres Vila	2023 annual variable remuneration	189,609	189,609	€8.319	2/15/2028
Onur Genç	2023 annual variable remuneration	141,809	141,809	€8.319	2/15/2028
TOTAL		331,418	331,418
Likewise, as of February 16, 2026 the Senior Management (excluding executive directors) owned an aggregate of BBVA stock options as shown in the table below:

Name	Remuneration Plan	Owned stock options	Underlying shares	Exercise price	Expiration date / Potential exercise date
Domingo Armengol Calvo	2023 annual variable remuneration	15,638	15,638	€8.319	2/15/2028
María Jesús Arribas de Paz	2023 annual variable remuneration	18,925	18,925	€8.319	2/15/2028
Pello Belausteguigoitia Mateache	2023 annual variable remuneration	35,658	35,658	€8.319	2/15/2028
Antonio Bravo Acín	2023 annual variable remuneration	8,217	8,217	€8.319	2/15/2028
Carlos Casas Moreno	2023 annual variable remuneration	22,797	22,797	€8.319	2/15/2028
Victoria del Castillo Marchese	2023 annual variable remuneration	22,265	22,265	€8.319	2/15/2028
José Luis Elechiguerra Joven	2023 annual variable remuneration	30,939	30,939	€8.319	2/15/2028
Ana Fernández Manrique	2023 annual variable remuneration	14,006	14,006	€8.319	2/15/2028
Paul García Tobin	2023 annual variable remuneration	15,307	15,307	€8.319	2/15/2028
María Luisa Gómez Bravo	2023 annual variable remuneration	35,351	35,351	€8.319	2/15/2028
Eduardo Osuna Osuna	2023 annual variable remuneration	84,896	84,896	€8.319	2/15/2028
David Puente Vicente	2023 annual variable remuneration	33,927	33,927	€8.319	2/15/2028
Francisco Javier Rodríguez Soler	2023 annual variable remuneration	48,695	48,695	€8.319	2/15/2028
Jaime Sáenz de Tejada Pulido	2023 annual variable remuneration	26,523	26,523	€8.319	2/15/2028
Jorge Sáenz-Azcúnaga Carranza	2023 annual variable remuneration	26,363	26,363	€8.319	2/15/2028
Carlos Sanz-Pastor Revorio	2023 annual variable remuneration	5,038	5,038	€8.319	2/15/2028
TOTAL		444,545	444,545
In accordance with the provisions of the Directors’ Remuneration Policy and the BBVA Group’s General Remuneration Policy, a portion of the annual variable remuneration for the 2025 financial year of executive directors, the rest of Senior Management and members of the Identified Staff, has also been awarded in the form of BBVA stock options. Such BBVA stock options have not vested yet and they will only do so, provided the relevant conditions are met, in 2028. For additional information on such BBVA stock options, see “—Compensation”.

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation
Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A. Major Shareholders
On February 5, 2024, BlackRock, Inc. reported to the SEC that it beneficially owned 7.2% of BBVA’s ordinary shares.
As of February 19, 2025, to BBVA’s knowledge, no other corporation, government or any other natural or legal person beneficially owned, directly or indirectly, five percent or more of BBVA’s shares.
On August 13, 2025, Capital Research and Management Company reported to the SEC that it indirectly had voting power over 3.1% of BBVA’s ordinary shares.
BBVA’s major shareholders do not have voting rights which are different from those held by the rest of its shareholders. To the extent known to BBVA, BBVA is not controlled, directly or indirectly, by any other corporation, government or any other natural or legal person. As of February 16, 2026, there were 655,510 registered holders of BBVA’s shares, with an aggregate of 5,708,968,700 shares, of which 731 shareholders with registered addresses in the United States held a total of 1,537,955,760 shares (including shares represented by American Depositary Shares evidenced by American Depositary Receipts (“ADRs”)). Since certain of such shares and ADRs are held by nominees, the foregoing figures are not representative of the number of beneficial holders.
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
For information on these transactions as of December 31, 2025, 2024 and 2023, see Note 53 to the Consolidated Financial Statements.
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

The table below sets forth the gross amount of interim, final and total cash dividends and distributions paid or expected to be paid by BBVA on its shares for the years 2021 to 2025. The rate used to convert euro amounts to U.S. dollars was the noon buying rate at the end of each year.

	Per Share
	Interim		Final		Total

2021	€0.080	$0.091	€0.230	$0.260	€0.310	$0.351
2022	€0.120	$0.128	€0.310	$0.332	€0.430	$0.460
2023	€0.160	$0.177	€0.390	$0.431	€0.550	$0.608
2024	€0.290	$0.300	€0.410	$0.424	€0.700	$0.725
2025 (1)	€0.320	$0.376	€0.600	$0.704	€0.920	$1.080
(1)Includes a cash distribution in the amount of €0.60 gross per share, announced on February 5, 2026 and proposed to be paid in April 2026, as the final dividend for the year 2025 (see “—Cash Dividends” herein).
Dividend Policy
The Group’s shareholder distribution policy establishes an annual distribution of between 40% and 50% of the consolidated ordinary profit of each year (excluding amounts and items of an extraordinary nature included in the consolidated income statement). This policy is implemented through the distribution of an interim dividend for the year (which is expected to be paid in October of each year) and a final dividend or final distribution (which is expected to be paid at the end of the year and once the application of the result is approved, foreseeably in April of each year), with the possibility of combining cash distributions with share buybacks, all subject to the relevant authorizations and approvals applicable at any given time.
While we expect to declare and pay dividends on our shares in the future, the payment of dividends will depend upon the results of BBVA, market conditions, the regulatory framework, the recommendations or restrictions regarding dividends that may be adopted by domestic or European regulatory bodies or authorities and other factors. In particular, BBVA may not pay dividends except out of its annual results and its distributable reserves, after taking into account the applicable capital adequacy requirements and any recommendations on payment of dividends, and any other required authorization or restriction, if applicable. Capital adequacy requirements are applied on both a consolidated and individual basis. See “Item 4. Information on the Company— Business Overview—Supervision and Regulation—Capital Requirements, MREL and Resolution” and “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital”. Under applicable capital adequacy requirements, we estimate that as of December 31, 2025, BBVA had approximately €15.0 billion of reserves in excess of applicable capital and reserve requirements (based on a 13.44% total capital minimum requirement).
Subject to the terms of the deposit agreement entered into with the Bank of New York Mellon, holders of ADSs are entitled to receive dividends (in cash or scrip, as applicable) attributable to the shares represented by the ADSs evidenced by ADRs to the same extent as if they were holders of such shares.
Cash Dividends
The Annual General Shareholders’ Meeting held on March 17, 2023 approved a payment in cash of €0.31 (€0.2511 net of withholding tax) per share, as a final dividend for 2022, which was paid on April 5, 2023. The total amount paid against 2022 results, amounted to €1,857 million. Further, BBVA communicated on September 27, 2023 that the Board of Directors had approved the payment in cash of €0.16 (€0.1296 net of withholding tax) per share, as an interim dividend against 2023 results, which was paid on October 11, 2023. The total amount paid amounted to €951 million.
The Annual General Shareholders’ Meeting of BBVA held on March 15, 2024 approved a payment in cash of €0.39 (€0.3159 net of withholding tax) per share, as a final dividend for 2023, which was paid on April 10, 2024. The total amount paid against 2023 results amounted to €2,245 million.
On February 14, 2025 BBVA announced by means of an inside information notice (información privilegiada) filing with the CNMV, that the Board of Directors of BBVA had resolved to propose to the Annual General Shareholders’ Meeting to be held on March 21, 2025 a cash distribution of €0.41 (€0.3321 net of withholding tax) per share as a final dividend for 2024 to be paid on April 10, 2025. The Annual General Shareholders’ Meeting of BBVA held on March 21, 2025, approved, under item 1.3 of the Agenda, such cash distribution. The total amount paid amounted to €2,357 million.

BBVA communicated on September 26, 2024 that the Board of Directors had approved a payment in cash of €0.29 (€0.2349 net of withholding tax), as an interim dividend against 2024 results, which was paid on October 10, 2024. The total amount paid amounted to €1,668 million.
By means of an inside information notice (información privilegiada) dated September 29, 2025, BBVA announced that the Board of Directors had approved the payment of a cash interim dividend of €0.32 gross (€0.2592 net of withholding tax) per each outstanding BBVA share entitled to participate in this distribution, which was paid on November 7, 2025. The total amount paid amounted to €1,840 million.
On February 5, 2026, BBVA announced by means of an inside information notice (información privilegiada) filing with the CNMV, that the Board of Directors of BBVA had resolved to propose to the Annual General Shareholders’ Meeting to be held on March 20, 2026, a cash distribution in the amount of €0.60 gross (€0.4860 net of withholding tax) per each of the outstanding shares entitled to receive said distribution, to be paid tentatively in April 2026 as the final dividend for the year 2025.
Share Buyback Programs
2025
On January 30, 2025, BBVA announced a share buyback program for a monetary amount of €993 million. The execution of the program was carried out externally by Citigroup Global Markets Europe AG.
By means of an other relevant information (otra información relevante) notice dated December 10, 2025, BBVA announced the completion of the share buyback program upon reaching the maximum monetary amount, having acquired a total of 54,316,765 BBVA shares, between October 31 and December 10, 2025, representing, approximately, 0.93% of BBVA’s share capital as of December 10, 2025.
On December 23, 2025, BBVA notified through an other relevant information (otra información relevante) notice the partial execution of the share capital reduction resolution adopted by the Annual General Shareholders’ Meeting of BBVA held on March 21, 2025, under item 3 of the Agenda, through the reduction of BBVA’s share capital in a nominal amount of €26,615,214.85 and the consequent redemption, charged to unrestricted reserves, of the 54,316,765 BBVA shares of €0.49 par value each acquired derivatively by BBVA in execution of the aforementioned BBVA share buyback program and which were held as treasury shares (see Notes 4, 26, 27, 28 and 29 to the Consolidated Financial Statements).
On December 19, 2025, and after receiving the required authorization from the ECB, BBVA announced, by means of an inside information notice (información privilegiada), that the Board of Directors of BBVA, at its meeting on December 18, 2025, had agreed to carry out the execution of a framework share buyback program for the repurchase of BBVA shares, all in accordance with the provisions of Regulation (EU) No. 596/2014 of the European Parliament and of the Council of April 16, 2014 on market abuse and Commission Delegated Regulation (EU) 2016/1052 of March 8, 2016 supplementing Regulation (EU) No 596/2014 of the European Parliament and of the Council (the “Regulations”). This program will be executed in several tranches for a maximum monetary amount of €3,960 million, with the purpose of reducing BBVA’s share capital (the “Framework Program”), without prejudice to the possibility of suspending or terminating the Framework Program early if circumstances warrant. It also announced that the Board of Directors agreed to execute a first tranche of the Framework Program in compliance with the Regulations, for the purpose of reducing BBVA’s share capital for a maximum monetary amount of €1,500 million. Between December 22, 2025 and February 13, 2026, J.P. Morgan SE has acquired 51,166,012 BBVA shares within this program.
2024
On January 30, 2024, BBVA announced by means of an inside information (información privilegiada) notice filing with the CNMV, its intention to submit for the consideration of the corresponding BBVA governing bodies the execution of a share buyback program of BBVA for an amount of €781 million, subject to obtaining the corresponding regulatory authorizations and the communication of the specific terms and conditions of the program before its execution. On March 1, 2024, after receiving the required authorization from the ECB, BBVA announced, by means of an inside information (información privilegiada) notice, that it would implement such buyback program for the repurchase of own shares in accordance with the provisions of the Regulations, aimed at reducing BBVA’s share capital by a maximum monetary amount of €781 million.
On April 9, 2024, BBVA announced, by means of an other relevant information (otra información relevante) notice, the completion of the execution of the share buyback program upon reaching the maximum monetary amount, having acquired 74,654,915 own shares between March 4 and April 9, 2024, representing, approximately, 1.28% of BBVA’s share capital as of April 9, 2024. The execution of the share buyback program was carried out externally by Citigroup Global Markets Europe AG.

On May 24, 2024, BBVA announced, by means of an other relevant information (otra información relevante) notice filing with the CNMV, the partial execution of the share capital reduction resolution adopted by the Annual General Shareholders’ Meeting of BBVA held on March 15, 2024, by reducing BBVA’s share capital in a nominal amount of €36,580,908 and the consequent redemption of 74,654,915 own shares of €0.49 par value each acquired by BBVA in execution of the share buyback program scheme and which were held as treasury shares. See Notes 4, 26, 27, 28 and 29 to the Consolidated Financial Statements.
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
On April 21, 2023, BBVA announced, by means of an other relevant information (otra información relevante) notice, the completion of the share buyback program upon reaching the maximum monetary amount of €422 million, having acquired 64,643,559 own shares between March 20 and April 20, 2023, representing, approximately, 1.07% of BBVA’s share capital as of said date.
On June 2, 2023, BBVA announced, by means of an other relevant information (otra información relevante) notice, that it had completed a reduction of BBVA’s share capital in a nominal amount of €31,675,343.91 and the consequent redemption, charged to unrestricted reserves, of 64,643,559 BBVA shares of €0.49 par value each acquired derivatively by BBVA in execution of the aforementioned share buyback program and which were held as treasury shares (see Notes 4 and 26 to the Consolidated Financial Statements). The share capital reduction was carried out pursuant to the resolution adopted by the Annual General Shareholders’ Meeting of BBVA held on March 17, 2023, under item 3 of the agenda.
On July 28, 2023, BBVA announced, by means of an inside information (información privilegiada) notice, its request to the ECB for the relevant supervisory authorization in order to carry out a share buyback program of up to €1,000 million, subject to the granting of such authorization, the adoption of the corresponding corporate resolutions and the communication of the specific terms and conditions of the share buyback program before its execution. This share buy-back program was considered as an extraordinary shareholder distribution. On October 2, 2023, after receiving the required authorization from the ECB, BBVA announced that it would implement a new buyback program for the repurchase of own shares in accordance with the provisions of the Regulations, aimed at reducing BBVA’s share capital by a maximum monetary amount of €1,000 million.
On November 29, 2023, BBVA announced the completion of the share buyback program upon reaching the maximum monetary amount of €1,000 million, having acquired 127,532,625 own shares, between October 2 and November 29, 2023, representing, approximately, 2.14% of BBVA’s share capital as of said date.
On December 19, 2023, BBVA notified through an other relevant information (otra información relevante) notice the second partial execution of the share capital reduction resolution adopted by the Annual General Shareholders’ Meeting of BBVA held on March 17, 2023, under item 3 of the agenda, through the reduction of BBVA’s share capital in a nominal amount of €62,490,986.25 and the consequent redemption, charged to unrestricted reserves, of 127,532,625 own shares of €0.49 par value each acquired derivatively by BBVA in execution of the share buyback program described above and which were held as treasury shares (see Notes 26, 27, 28 and 29 to the Consolidated Financial Statements).
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
From January 1, 2025 through December 31, 2025 the percentage of outstanding shares held by BBVA and its affiliates ranged between 0.080% and 1.146%, calculated on a daily basis. As of January 31, 2026, the percentage of outstanding shares held by BBVA and its affiliates was 0.177%.
Securities Trading in Spain
The Spanish securities market for equity securities consists of the Spanish Stock Exchange Interconnection System (“Sistema de Interconexión Bursátil” or “SIBE” in Spanish, and hereinafter referred to as “Automated Quotation System”) and the four stock exchanges located in Madrid, Bilbao, Barcelona and Valencia. During 2025, the Automated Quotation System accounted for the majority of the total trading volume of equity securities on the Spanish Stock Exchanges.
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
Sociedad de Bolsas reinstated the Operating Rules of the Spanish Stock Exchange Automated Quotation System by means of Sociedad de Bolsas Circular 1/2026, of January 12, which came into effect on January 13, 2026 with the aim of incorporating and consolidating into a single regulatory text the former rules governing trading on the Automated Quotation System for the sake of greater clarity.
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
e.Following the closing auction, there is a 10-minute trading phase lasting until 5:45 p.m. (referred to as “Trading at Last”), during which trades meeting some conditions are executed at the official closing price. For securities subject to an extended closing auction, this phase may last up to eight minutes maximum.
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
Additionally, on September 19, 2025, BBVA was also incorporated into the STOXX Europe 50 index, which gathers Europe’s 50 largest companies.
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
Regulation (EU) 2025/2075, published on October 14, 2025, will shorten the EU securities settlement cycle from T+2 to T+1 under the CSDR from October 11, 2027, with limited exemptions for certain bilateral transactions and securities financing transactions (such as repos, buy/sell backs or securities lending/borrowing transactions provided that they are documented as single transactions composed of two linked operations).
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
The latest amendments to Iberclear’s Rulebook reflecting the Reform were officially published in the Spanish Official Gazette on May 3 and August 18, 2016 and September 14, 2017, and the Rulebook was subsequently restated on June 4, 2024.
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

Securities Market Legislation
The first Spanish Securities Markets Act was enacted in 1988 (now repealed) with the purpose of reforming the organization and supervision of the Spanish securities markets. This legislation and the regulation implementing it:
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
The Prospectus Regulation (EU) 2017/1129 of the European Parliament and of the Council, of October 14, which became effective on July 21, 2019, aims to achieve greater harmonization of prospectus rules throughout the European Union. Such rules are applicable to issuers which offer debt or equity securities to the public or which seek admission to trading on a regulated market in the EU. The Prospectus Regulation has been amended by Regulation (EU) 2024/2809 of the European Parliament and of the Council of October 23, amending Regulations (EU) 2017/1129, (EU) No 596/2014 and (EU) No 600/2014 to make public capital markets in the European Union more attractive for companies and to facilitate access to capital for small and medium-sized enterprises (“Listing Act Regulation”). Among other things, the Listing Act Regulation updates certain disclosure requirements and expands the available exemptions from the requirement to produce a prospectus. While many of the changes under the Listing Act Regulation began to apply on December 4, 2024, some provisions will not apply until March 5, 2026 or June 5, 2026.

Directive 2014/65/EU of the European Parliament and of the Council of May 15, 2014 on markets in financial instruments and amending Directive 2002/92/EC and Directive 2011/61/EU (MiFID II) and Regulation (EU) 600/2014 of the European Parliament and Council of May 15, 2014 on markets in financial instruments and amending Regulation (EU) 648/2012 (MiFIR), were published on June 12, 2014 and became applicable on January 3, 2018, affecting the Spanish securities market legislation, markets and infrastructures and implying higher compliance costs for financial institutions. MiFID II was implemented into Spanish Law by Royal Decree-Law 21/2017, of December 29, by Royal Decree-Law 14/2018, of September 28, and by Royal Decree 1464/2018, of December 21, which were repealed following the entry into force of Law 6/2023 described below. MiFID II and MiFIR, have been further amended from time to time.
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
A share buyback program was executed in 2025, and separate buyback programs were also executed in 2024 and 2023. See “Item 8. Financial Information—Consolidated Statements and Other Financial Information—Dividends—Share Buyback Programs”.
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
Regulation (EU) No 596/2014 of the European Parliament and of the Council of April 16, 2014 on market abuse (“MAR”) and its implementing regulations entered into force on July 3, 2016, involving a number of changes for BBVA as a listed issuer, including in relation to areas such as disclosure of inside information to the market, maintenance of insider lists and disclosure of restrictions on dealings by directors and persons discharging managerial responsibilities. Regulation (EU) 2024/2809 (the “Listing Act Regulation”) amended certain aspects of MAR, easing certain burdens on issuers and market participants, as to repurchase programs, market soundings, insider lists and blackout periods, effective as of December 4, 2024.
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

General shareholders’ meetings, both annual and extraordinary, will be validly constituted at first summons with the presence of at least 25% of our voting capital, either in person or by proxy. No minimum quorum is required to hold a general shareholders’ meeting at second summons. In either case, resolutions will be agreed by the simple majority of the votes, meaning that a resolution is adopted when the favorable votes exceed the votes against the adoption of the resolution. However, a general shareholders’ meeting will only be validly held with the presence of 50% of our voting capital at first summons or of 25% of the voting capital at second summons, in the case of resolutions concerning the following matters:
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
In addition, and according to Sole Transitional Provision of Royal Decree-Law 34/2020, of November 17 (as amended first by article 4 of Royal Decree-Law 27/2021, of November 23, and subsequently by article 1 and article 62 of Royal Decree-Law 20/2022, of December 27), effective November 19, 2020 and until December 31, 2024 (a proposed further extension until December 31, 2026, as set forth in article 1 of Royal Decree-Law 9/2024, of December 23, has not yet been approved by the Spanish Congress), the following persons will also be deemed to be foreign investors, provided they invest in listed companies or the investment value exceeds €500 million—for investments in private – non listed – companies:
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
The Bank of Spain will be responsible for evaluating the proposed transaction, in accordance with the terms established by Royal Decree 84/2015, of February 13 (as stated in Article 25.1 of said Royal Decree 84/2015) in order to guarantee the sound and prudent operation on the target financial institution. The Bank of Spain will submit a proposition before the ECB, which will be in charge of deciding upon the proposed transaction in the term of 60 working days after the date on which the notification was received.
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

Passive Foreign Investment Company Rules
Based upon certain proposed Treasury regulations, which are proposed to be effective for taxable years beginning after December 31, 1994 (“Proposed Regulations”) and upon which taxpayers are currently permitted to rely, we believe that we were not a PFIC for U.S. federal income tax purposes for our 2025 taxable year. However, since our PFIC status depends upon the composition of our income and assets and the market value of our assets (including, among others, less than 25% owned equity investments) from time to time and since there is no guarantee that the Proposed Regulations will be adopted in their current form and because the manner of the application of the Proposed Regulations is not entirely clear, there can be no assurance that we will not be considered a PFIC for any taxable year.
If we were treated as a PFIC for any taxable year during which a U.S. Holder held ADSs or ordinary shares, gain recognized by such U.S. Holder on a sale or other disposition (including certain pledges) of an ADS or an ordinary share would be allocated ratably over the U.S. Holder’s holding period for the ADS or the ordinary share. The amounts allocated to the taxable year of the sale or other exchange and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as applicable for that taxable year, and an interest charge would be imposed on the amount of tax allocated to such taxable year. The same treatment would apply to distributions received by a U.S. Holder on its ordinary shares or ADSs in a taxable year to the extent that such distributions exceed 125% of the average of the annual distributions on the ordinary shares or ADSs received during the preceding three taxable years or the U.S. Holder’s holding period, whichever is shorter. In addition, if we were a PFIC or, with respect to a particular U.S. Holder, were treated as a PFIC for the taxable year in which we paid a dividend or the prior taxable year, the favorable tax rates discussed above with respect to dividends paid to certain non-corporate U.S. Holders would not apply. Certain elections may be available (including a mark-to-market election) that may provide alternative tax treatments. U.S. Holders should consult their tax advisors regarding whether we are or were a PFIC, the potential application of the PFIC rules to their ownership and disposition of ordinary shares or ADSs, whether any elections for alternative treatment would be available and, if so, what the consequences of the alternative treatments would be in their particular circumstances. If we were a PFIC for any taxable year during which a U.S. Holder owned our shares, the U.S. Holder would generally be required to file IRS Form 8621 with the U.S. Holder’s annual U.S. federal income tax returns, subject to certain exceptions.
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
d.reasonable and customary expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars

Expenses payable by holders of ADSs or persons depositing shares for the issuance of ADSs; expenses payable in connection with the conversion of foreign currency into U.S. dollars are payable out of such foreign currency

The Depositary may remit to us all or a portion of the fees charged for the reimbursement of certain of the expenses we incur in respect of the ADS program established pursuant to the Deposit Agreement upon such terms and conditions as we may agree from time to time. In the year ended December 31, 2025, the Depositary reimbursed us $682,633 with respect to certain fees and expenses. The table below sets forth the types of expenses that the Depositary has agreed to reimburse and the amounts reimbursed in 2025.

Category of Expenses	Amount Reimbursed in the year ended December 31, 2025
(In Dollars)
NYSE Listing Fees	310,591
Investor Relations Marketing	270,875
Professional Services	19,271
Annual General Shareholders’ Meeting Expenses	78,056
Other	3,839

PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
Not Applicable.
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
Not Applicable.
ITEM 15. CONTROLS AND PROCEDURES
Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures
As of December 31, 2025, BBVA, under the supervision and with the participation of BBVA’s management, including our Group Executive Chairman, Chief Executive Officer and Chief Financial Officer, performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). There are inherent limitations to the effectiveness of any control system, including disclosure controls and procedures. Accordingly, even effective disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives.
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
Under the supervision and with the participation of BBVA’s management, including our Group Executive Chairman, Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the criteria established in “Internal Control – Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, our management concluded that, as of December 31, 2025 our internal control over financial reporting was effective based on those criteria.

Changes in Internal Control Over Financial Reporting
There have been no changes in BBVA’s internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) which have materially affected or are reasonably likely to materially affect BBVA’s internal control over financial reporting during the year ended December 31, 2025.
Our internal control over financial reporting as of December 31, 2025 has been audited by Ernst & Young, S.L., an independent registered public accounting firm, as stated in their report which follows below.

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of Banco Bilbao Vizcaya Argentaria, S.A.:
Opinion on Internal Control Over Financial Reporting
We have audited Banco Bilbao Vizcaya Argentaria, S.A.’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Banco Bilbao Vizcaya Argentaria, S.A. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2025, 2024 and 2023, the related consolidated statements of income, recognized income and expense, changes in equity, and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”), and our report dated February 20, 2026 expressed an unqualified opinion thereon.
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
February 20, 2026

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

	Year ended December 31,
Services Rendered	2025	2024
	(In Millions of Euros)
Audit Fees (1)	32.5	32.6
Audit-Related Fees (2)	2.0	1.9
Tax Fees (3)	—	—
All Other Fees (4)	0.3	0.1
Total	34.8	34.5
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
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
Not Applicable.
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
The below table shows the purchases of BBVA shares made by or on behalf of BBVA or any affiliated purchaser during 2025.

2025	Total Number of Shares Purchased (1)	Average Price Paid per Share in Euro	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs (2)	Maximum Number (or Approximate Euro Value) of Shares that May Yet Be Purchased Under the Plans or Programs (3)
January	7,261,080	10.02	—	—
February	16,463,252	11.45	—	—
March	6,176,327	11.79	—	—
April	13,019,595	11.32	—	—
May	854,222	13.22	—	—
June	1,714,124	12.98	—	—
July	1,888,766	12.95	—	—
August	527,345	15.86	—	—
September	1,104,438	16.28	—	—
October	3,306,031	17.21	—	—
November	40,137,692	18.01	39,352,824	€282,734,560
December	34,037,521	19.06	22,325,112	€1,492,666,440
Total	126,490,393	15.77	61,677,936
(1)All of the purchases made in the period from January 2025 to October 2025 (both inclusive), as well as the purchase of 784,868 and 11,712,409 shares in November and December 2025, respectively, were made other than through a publicly announced plan or program and were made in open-market transactions.
(2)Refers to the number of shares purchased under the share buyback program in the relevant month. See “—Share Buyback Programs”.
(3)Refers to the approximate euro value of shares yet to be purchased under share buyback programs as of the end of the relevant month. See “—Share Buyback Programs”. As of November 30, 2025 and December 31, 2025, the dollar value of such shares was approximately $327 million and $1,754 million, respectively (based on a euro/dollar exchange rate on November 30, 2025 and December 31, 2025 of €1.00=$1.157 and €1.00=$1.175), respectively.
During 2025, 115,548,741 shares were disposed of for an average price of €15.20 per share. In addition, 54,316,765 shares were cancelled pursuant to the share capital reductions that were announced on December 23, 2025.

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
Likewise, Law 10/2014, which completes the transposition of the Capital Requirements Directive IV (“CRD IV”) (which refers to the European Union framework, together with the CRR, that implements the Basel III standards in the European Union) into Spanish legislation, includes rules on corporate governance, among others, as regards board committees and their membership, establishing that the remuneration committee, the appointments committee and risk committee shall be composed of non-executive directors and at least one third of their members shall be independent and, in any event, the chair of these committees shall also be an independent director.
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
In addition, our Audit Committee is composed exclusively of independent directors and the Committee chair has experience in accounting, auditing and technical knowledge in the financial sector, in accordance with the specific regulations of the Audit Committee. Our Risk and Compliance Committee is also currently composed exclusively of independent directors. Also, in accordance with the Spanish Corporate Enterprises Act and with corporate governance non-binding recommendations, our Board of Directors has two separate committees: an Appointments and Corporate Governance Committee and a Remuneration Committee, which are composed exclusively of non-executive directors, the majority of whom (including their chairs) are independent directors.
Separate Meetings for Independent Directors
In accordance with the NYSE corporate governance rules, independent directors must meet periodically outside of the presence of the executive directors. Under Spanish law, this requirement is not contemplated as such. We note, however, that our non-executive directors meet periodically outside the presence of our executive directors every time a committee with oversight functions meets, since these committees are comprised solely of non-executive directors. Furthermore, the Board of Directors has appointed a Lead Director with powers to coordinate and meet with the non-executive directors, among other faculties conferred by applicable law and in Article 22 of our Board of Directors Regulations. The Lead Director also maintains ongoing contact, holds meetings and has conversations with other Bank directors in order to seek their opinions on the corporate governance and operation of the Bank’s corporate bodies. In addition, in accordance with Article 38 of the Board of Directors Regulations, the Lead Director coordinated during 2025 monthly meetings with non-executive directors, which took place following the meetings of the Board of Directors.
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
BBVA continues to work on the development of new artificial-intelligence and machine-learning models that enable the prediction and prevention of cyberattacks on financial infrastructure, providing a more secure client experience. BBVA’s Threat Intelligence Area has been reinforced in 2024 and 2025, adopting measures directed at transforming detailed technical information into actionable intelligence information that can be used to make decisions related to risk management. The Threat Intelligence Area continuously monitors threats that affect the financial sector and analyses risk trends with the aim to implement measures to minimize the risks the Group is exposed to. Analysis performed includes not only security trends but also the type, frequency and origin of attacks on systems and information.
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
Considering that one of the main risks companies face today are risks related to third parties, BBVA reinforced its controls to ensure an adequate protection of information by BBVA’s service providers in 2025. BBVA requires that service providers contracted by any Group company have internationally accepted security certifications. Security clauses are also included in contracts with service providers, including obligations to comply with specific security measures and all applicable legal and regulatory requirements. The third parties risk management model has been reinforced during 2024 and 2025 to comply with the requirements of new regulations entering into force, such as the Digital Operational Resilience Act (DORA) (see “Item 4. Information on the Company―Business Overview—Supervision and Regulation—Principal Markets—Spain”).
In 2025, we did not identify any cybersecurity threats that materially affected or are reasonably likely to materially affect our business strategy, results of operations or financial condition. However, despite our efforts, we cannot eliminate all risks from cybersecurity threats, or provide assurances that we have not experienced an undetected cybersecurity incident. For more information about these risks, please see “Item 3. Key Information—Risk Factors—Operational Risks—Attacks, failures or deficiencies in the Group’s procedures, systems and security or those of third parties to which the Group is exposed could have a material adverse effect on the Group’s business, financial condition and results of operations, and could harm its reputation”.
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
(*) Incorporated by reference to BBVA’s report on Form 6-K submitted on February 13, 2026 (SEC Accession No. 0001193125-26-050597), excluding the following sections of the Annual Report on the Remuneration of BBVA Directors: (i) “Executive summary”; (ii) section 3.2 (B) - “Variable Remuneration 2025” and (iii) section 6 “Directors’ Remuneration Policy applicable in 2026”.
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

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

By:

/s/ Luisa Gómez Bravo

Name:	Luisa Gómez Bravo
Title:	Chief Financial Officer
Date:	February 20, 2026

Consolidated Financial Statements and Report of Independent Registered Public Accounting Firm for the years 2025, 2024 and 2023

Index
CONSOLIDATED FINANCIAL STATEMENTS
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

APPENDICES

APPENDIX I. Additional information on subsidiaries and structured entities composing the BBVA Group as of December 31, 2025	F-223
APPENDIX II. Additional information on investments in joint ventures and associates in the BBVA Group as of December 31, 2025	F-228
APPENDIX III. Changes and notifications of participations in the BBVA Group in 2025	F-229
APPENDIX IV. Fully consolidated subsidiaries with more than 10% owned by non-Group shareholders as of December 31, 2025	F-231
APPENDIX V. BBVA Group’s securitization funds. Structured entities in 2025.	F-232
APPENDIX VI. Details of the outstanding subordinated debt and preferred securities issued by the Bank or entities in the Group consolidated as of December 31, 2025, 2024 and 2023	F-233
APPENDIX VII Consolidated balance sheets held in foreign currency as of December 31, 2025, 2024 and 2023	F-235
APPENDIX VIII. Quantitative information on refinancing and restructuring operations and other requirements under Bank of Spain Circular 6/2012	F-236
APPENDIX IX. Additional information on risk concentration	F-246
GLOSSARY

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Banco Bilbao Vizcaya Argentaria, S.A.:
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Banco Bilbao Vizcaya Argentaria, S.A. (the Company) as of December 31, 2025, 2024 and 2023, the related consolidated statements of income, recognized income and expense, changes in equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated February 20, 2026 expressed an unqualified opinion thereon.
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
As discussed in Note 7 to the consolidated financial statements, the Company’s expected credit losses (ECL) related to loans and advances to customers at amortized cost was €12,297 million as of December 31, 2025. The recognition and measurement of ECL is complex and involves the use of significant analysis and estimation, including formulation and incorporation of forward-looking economic conditions into the ECL model.

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

Our audit procedures, in which we involved professionals with specialized skills and knowledge, included, among others, evaluating the Company’s ECL methodology and a sample of models used in calculating the PD, EAD and LGD. We also assessed the assumptions incorporated by management into the models by inspecting model documentation and the results of the Group’s internal validation unit, and replicating the model development process for key parameters. We also replicated the ECL engine logic used to calculate the final aggregated ECL amount and recalculated the ECL from collective models for significant portfolios and a sample of loans individually evaluated for impairment, including the present value of estimated future cashflows. We also tested the accuracy of underlying data for a sample of loans by comparing them to contractual documentation and, for the forward-looking information, developing independent estimates of future economic conditions and comparing them to management’s estimates. We also evaluated the documentation related to the assessment of whether qualitative adjustments to the ECL are needed.

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
As discussed in Note 8 to the consolidated financial statements, the Company has recorded €194,842 million of financial assets measured at fair value (of which €101,949 million were classified as Level 2 and €5,763 million were classified as Level 3) and €112,297 million of financial liabilities measured at fair value (of which €78,260 million were classified as Level 2 and €3,594 million were classified as Level 3) as of December 31, 2025. Fair value measurement of Level 2 and Level 3 financial instruments is based on valuation techniques, hypothesis and observable and unobservable inputs.

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
Madrid, Spain
February 20, 2026

Consolidated balance sheets as of December 31, 2025, 2024 and 2023

ASSETS (MILLIONS OF EUROS)

	Notes	2025	2024	2023
CASH, CASH BALANCES AT CENTRAL BANKS AND OTHER DEMAND DEPOSITS	9	58,837	51,145	75,416
FINANCIAL ASSETS HELD FOR TRADING	10	123,185	108,948	141,042
Derivatives		32,551	36,003	34,293
Equity instruments		9,901	6,760	4,589
Debt securities		30,846	27,955	28,569
Loans and advances to central banks		620	556	2,809
Loans and advances to credit institutions		17,985	20,938	56,599
Loans and advances to customers		31,282	16,736	14,182
NON-TRADING FINANCIAL ASSETS MANDATORILY AT FAIR VALUE THROUGH PROFIT OR LOSS	11	11,272	10,546	8,737
Equity instruments		10,539	9,782	7,963
Debt securities		192	407	484
Loans and advances		541	358	290
FINANCIAL ASSETS DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS	12	1,006	836	955
Debt securities		1,006	836	955
FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME	13	58,809	59,002	62,205
Equity instruments		1,360	1,451	1,217
Debt securities		57,001	57,526	60,963
Loans and advances		448	25	26
FINANCIAL ASSETS AT AMORTIZED COST	14	568,893	502,400	451,732
Debt securities		73,379	59,014	49,462
Loans and advances to central banks		10,869	8,255	7,151
Loans and advances to credit institutions		24,244	22,655	17,477
Loans and advances to customers		460,401	412,477	377,643
DERIVATIVES - HEDGE ACCOUNTING	15	570	1,158	1,482
FAIR VALUE CHANGES OF THE HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK	15	(87)	(65)	(97)
JOINT VENTURES AND ASSOCIATES	16	994	989	976
Joint ventures		111	94	93
Associates		883	895	883
INSURANCE AND REINSURANCE ASSETS	23	198	191	211
TANGIBLE ASSETS	17	9,482	9,759	9,253
Properties, plant and equipment		9,247	9,506	9,046
For own use		8,367	8,501	8,295
Other assets leased out under an operating lease		879	1,004	751
Investment properties		235	253	207
INTANGIBLE ASSETS	18	2,856	2,490	2,363
Goodwill		715	700	795
Other intangible assets		2,140	1,790	1,568
TAX ASSETS	19	17,867	18,650	17,501
Current tax assets		3,998	4,295	2,860
Deferred tax assets		13,869	14,354	14,641
OTHER ASSETS	20	4,985	5,525	2,859
Insurance contracts linked to pensions		—	—	—
Inventories		1,307	1,299	276
Other		3,678	4,226	2,583
NON-CURRENT ASSETS AND DISPOSAL GROUPS CLASSIFIED AS HELD FOR SALE	21	709	828	923
TOTAL ASSETS		859,576	772,402	775,558
The Notes are an integral part of the Consolidated Financial Statements.

Consolidated balance sheets as of December 31, 2025, 2024 and 2023 (continued)

LIABILITIES AND EQUITY (MILLIONS OF EUROS)

	Notes	2025	2024	2023
FINANCIAL LIABILITIES HELD FOR TRADING	10	91,917	86,591	121,715
Derivatives		30,345	33,059	33,045
Short positions		13,100	13,878	15,735
Deposits from central banks		3,653	3,360	6,397
Deposits from credit institutions		18,138	16,285	43,337
Customer deposits		26,681	20,010	23,201
FINANCIAL LIABILITIES DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS	12	18,417	14,952	13,299
Deposits from central banks		—	—	—
Deposits from credit institutions		—	—	—
Customer deposits		897	934	717
Debt certificates issued		5,997	4,597	3,977
Other financial liabilities		11,524	9,420	8,605
Memorandum item: Subordinated liabilities		—	—	—
FINANCIAL LIABILITIES AT AMORTIZED COST	22	658,599	584,339	557,589
Deposits from central banks		17,226	14,668	20,309
Deposits from credit institutions		36,771	34,406	40,039
Customer deposits		502,501	447,646	413,487
Debt certificates issued		81,842	69,867	68,707
Other financial liabilities		20,258	17,753	15,046
Memorandum item: Subordinated liabilities		21,053	19,612	15,867
DERIVATIVES - HEDGE ACCOUNTING	15	1,933	2,503	2,625
FAIR VALUE CHANGES OF THE HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK	15	—	—	—
LIABILITIES UNDER INSURANCE AND REINSURANCE CONTRACTS	23	12,760	10,981	12,110
PROVISIONS	24	4,422	4,619	4,924
Pensions and other post-employment defined benefit obligations		2,267	2,348	2,571
Other long-term employee benefits		332	384	435
Provisions for taxes and other legal contingencies		805	791	696
Commitments and guarantees given		725	667	770
Other provisions		293	429	452
TAX LIABILITIES	19	4,020	3,033	2,554
Current tax liabilities		1,480	575	878
Deferred tax liabilities		2,540	2,458	1,677
OTHER LIABILITIES	20	5,709	5,370	5,477
LIABILITIES INCLUDED IN DISPOSAL GROUPS CLASSIFIED AS HELD FOR SALE	21	—	—	—
TOTAL LIABILITIES		797,778	712,388	720,293
The Notes are an integral part of the Consolidated Financial Statements.

Consolidated balance sheets as of December 31, 2025, 2024 and 2023 (continued)

LIABILITIES AND EQUITY (CONTINUED) (MILLIONS OF EUROS)

	Notes	2025	2024	2023
SHAREHOLDERS’ FUNDS		76,228	72,875	67,955
Capital	26	2,797	2,824	2,861
Paid up capital		2,797	2,824	2,861
Unpaid capital which has been called up		—	—	—
Share premium	27	18,469	19,184	19,769
Equity instruments issued other than capital		—	—	—
Other equity		40	40	40
Retained earnings	28	46,346	40,693	36,237
Revaluation reserves		—	—	—
Other reserves	28	203	1,814	2,015
Reserves or accumulated losses of investments in joint ventures and associates		(228)	(227)	(237)
Other		431	2,041	2,252
Less: treasury shares	29	(299)	(66)	(34)
Profit or loss attributable to owners of the parent		10,511	10,054	8,019
Less: Interim dividends	4	(1,840)	(1,668)	(951)
ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)	30	(18,871)	(17,220)	(16,254)
Items that will not be reclassified to profit or loss		(2,505)	(1,988)	(2,105)
Actuarial gains (losses) on defined benefit pension plans		(1,396)	(1,067)	(1,049)
Non-current assets and disposal groups classified as held for sale		—	—	—
Share of other recognized income and expense of investments in joint ventures and associates		—	—	—
Fair value changes of equity instruments measured at fair value through other comprehensive income		(983)	(905)	(1,112)
Hedge ineffectiveness of fair value hedges for equity instruments measured at fair value through other comprehensive income		—	—	—
Fair value changes of financial liabilities at fair value through profit or loss attributable to changes in their credit risk		(127)	(17)	55
Items that may be reclassified to profit or loss		(16,366)	(15,232)	(14,148)
Hedge of net investments in foreign operations (effective portion)		(3,117)	(2,329)	(2,498)
Foreign currency translation		(13,340)	(12,702)	(11,419)
Hedging derivatives. Cash flow hedges (effective portion)		311	370	133
Fair value changes of debt instruments measured at fair value through other comprehensive income		(209)	(576)	(357)
Hedging instruments (non-designated items)		(4)	—	—
Non-current assets and disposal groups classified as held for sale		—	—	—
Share of other recognized income and expense of investments in joint ventures and associates		(7)	5	(8)
MINORITY INTERESTS (NON-CONTROLLING INTERESTS)	31	4,441	4,359	3,564
Accumulated other comprehensive income (loss)		(3,059)	(2,730)	(3,321)
Other items		7,500	7,089	6,885
TOTAL EQUITY		61,798	60,014	55,265
TOTAL EQUITY AND TOTAL LIABILITIES		859,576	772,402	775,558

MEMORANDUM ITEM (OFF-BALANCE SHEET EXPOSURES) (MILLIONS OF EUROS)
	Notes	2025	2024	2023
Loan commitments given	33	227,554	188,515	152,868
Financial guarantees given	33	24,865	22,503	18,839
Other commitments given	33	60,159	51,215	42,577
The Notes are an integral part of the Consolidated Financial Statements.

Consolidated income statements for the years ended December 31, 2025, 2024 and 2023

CONSOLIDATED INCOME STATEMENTS (MILLIONS OF EUROS)

	Notes	2025	2024	2023
Interest and other income	37.1	58,345	61,659	47,850
Interest income using effective interest rate method		52,816	55,224	42,141
Other interest income		5,530	6,435	5,709
Interest expense	37.2	(32,065)	(36,392)	(24,761)
NET INTEREST INCOME		26,280	25,267	23,089
Dividend income	38	123	120	118
Share of profit or loss of entities accounted for using the equity method	39	62	40	26
Fee and commission income	40	13,743	13,036	9,899
Fee and commission expense	40	(5,528)	(5,048)	(3,611)
Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net	41	423	327	76
Financial assets at amortized cost		24	20	41
Other financial assets and liabilities		398	307	35
Gains (losses) on financial assets and liabilities held for trading, net	41	2,255	2,458	1,352
Reclassification of financial assets from fair value through other comprehensive income		—	—	—
Reclassification of financial assets from amortized cost		—	—	—
Other gains (losses)		2,255	2,458	1,352
Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net	41	236	179	337
Reclassification of financial assets from fair value through other comprehensive income		—	—	—
Reclassification of financial assets from amortized cost		—	—	—
Other gains (losses)		236	179	337
Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net	41	28	249	96
Gains (losses) from hedge accounting, net	41	(1)	5	(17)
Exchange differences, net	41	(285)	695	339
Other operating income	42	688	623	619
Other operating expense	42	(2,614)	(3,951)	(4,042)
Income from insurance and reinsurance contracts	43	3,890	3,720	3,081
Expense from insurance and reinsurance contracts	43	(2,370)	(2,238)	(1,821)
GROSS INCOME		36,931	35,481	29,542
Administration costs		(12,811)	(12,660)	(10,905)
Personnel expense	44.1	(7,773)	(7,659)	(6,530)
Other administrative expense	44.2	(5,038)	(5,001)	(4,375)
Depreciation and amortization	45	(1,521)	(1,533)	(1,403)
Provisions or reversal of provisions	46	(373)	(198)	(373)
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	47	(6,073)	(5,745)	(4,428)
Financial assets measured at amortized cost		(6,101)	(5,687)	(4,386)
Financial assets at fair value through other comprehensive income		28	(58)	(42)
NET OPERATING INCOME		16,153	15,345	12,432
Impairment or reversal of impairment of investments in joint ventures and associates	48	32	63	(9)
Impairment or reversal of impairment on non-financial assets	49	(13)	1	(54)
Tangible assets		5	29	(16)
Intangible assets		(14)	(15)	(26)
Other assets		(3)	(13)	(12)
Gains (losses) on derecognition of non-financial assets and subsidiaries, net		36	14	28
Negative goodwill recognized in profit or loss		—	—	—
Gains (losses) from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations	50	18	(17)	22
PROFIT (LOSS) BEFORE TAX FROM CONTINUING OPERATIONS		16,227	15,405	12,419
Tax expense or income related to profit or loss from continuing operations	19	(5,100)	(4,830)	(4,003)
PROFIT (LOSS) AFTER TAX FROM CONTINUING OPERATIONS		11,126	10,575	8,416
Profit (loss) after tax from discontinued operations	21	—	—	—
PROFIT (LOSS)		11,126	10,575	8,416
ATTRIBUTABLE TO MINORITY INTERESTS (NON-CONTROLLING INTERESTS)	31	615	521	397
ATTRIBUTABLE TO OWNERS OF THE PARENT		10,511	10,054	8,019
The Notes are an integral part of the Consolidated Financial Statements.

Consolidated income statements for the years ended December 31, 2025, 2024 and 2023 (continued)

EARNINGS (LOSSES) PER SHARE (EUROS)

	Notes	2025	2024	2023
EARNINGS (LOSSES) PER SHARE (EUROS)	5	1.76	1.68	1.29
Basic earnings (losses) per share from continuing operations		1.76	1.68	1.29
Diluted earnings (losses) per share from continuing operations		1.76	1.68	1.29
Basic earnings (losses) per share from discontinued operations		—	—	—
Diluted earnings (losses) per share from discontinued operations		—	—	—
The Notes are an integral part of the Consolidated Financial Statements.

Consolidated statements of recognized income and expense for the years ended December 31, 2025, 2024 and 2023

CONSOLIDATED STATEMENTS OF RECOGNIZED INCOME AND EXPENSE (MILLIONS OF EUROS)

	2025	2024	2023
PROFIT (LOSS) RECOGNIZED IN INCOME STATEMENT	11,126	10,575	8,416
OTHER RECOGNIZED INCOME (EXPENSE)	(1,981)	(414)	1,175
ITEMS NOT SUBJECT TO RECLASSIFICATION TO INCOME STATEMENT	(514)	79	(223)
Actuarial gains (losses) from defined benefit pension plans	(379)	(78)	(358)
Non-current assets and disposal groups held for sale	—	—	—
Share of other recognized income and expense of entities accounted for using the equity method	—	—	—
Fair value changes of equity instruments measured at fair value through other comprehensive income, net	(70)	236	100
Gains (losses) from hedge accounting of equity instruments at fair value through other comprehensive income, net	—	—	—
Fair value changes of financial liabilities at fair value through profit or loss attributable to changes in their credit risk	(157)	(102)	(24)
Income tax related to items not subject to reclassification to income statement	92	23	59
ITEMS SUBJECT TO RECLASSIFICATION TO INCOME STATEMENT	(1,466)	(493)	1,398
Hedge of net investments in foreign operations (effective portion)	(779)	169	(1,095)
Valuation gains (losses) taken to equity	(779)	169	(1,095)
Transferred to profit or loss	—	—	—
Other reclassifications	—	—	—
Foreign currency translation	(966)	(646)	1,379
Translation gains (losses) taken to equity	(966)	(646)	1,378
Transferred to profit or loss	—	—	1
Other reclassifications	—	—	—
Cash flow hedges (effective portion)	(82)	331	832
Valuation gains (losses) taken to equity	(82)	331	832
Transferred to profit or loss	—	—	—
Transferred to initial carrying amount of hedged items	—	—	—
Other reclassifications	—	—	—
Hedging instruments (non-designated elements)	(6)	—	—
Valuation gains or losses taken to equity	(6)	—	—
Transferred to profit or loss	—	—	—
Other reclassifications	—	—	—
Debt securities at fair value through other comprehensive income	535	(398)	752
Valuation gains (losses) taken to equity	925	(217)	757
Transferred to profit or loss	(390)	(181)	(5)
Other reclassifications	—	—	—
Non-current assets and disposal groups held for sale	—	—	—
Valuation gains (losses) taken to equity	—	—	—
Transferred to profit or loss	—	—	—
Other reclassifications	—	—	—
Entities accounted for using the equity method	(14)	16	12
Income tax relating to items subject to reclassification to income statements	(155)	36	(482)
TOTAL RECOGNIZED INCOME (EXPENSE)	9,146	10,161	9,591
Attributable to minority interests (non-controlling interests)	285	1,108	184
Attributable to the parent company	8,860	9,053	9,407
The Notes are an integral part of the Consolidated Financial Statements.

Consolidated statements of changes in equity for the years ended December 31, 2025, 2024 and 2023

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (MILLIONS OF EUROS)

	Capital (Note 26)	Share premium (Note 27)	Equity instruments issued other than capital	Other Equity	Retained earnings (Note 28)	Revaluation reserves	Other reserves (Note 28)	(-) Treasury shares (Note 29)	Profit or loss attributable to owners of the parent	(-) Interim dividends (Note 4)	Accumulated other comprehensive income (loss) (Note 30)	Minority interests		Total
2025												Accumulated other comprehensive income (loss) (Note 31)	Other (Note 31)
Balances as of January 1, 2025 ⁽¹⁾	2,824	19,184	—	40	40,693	—	1,814	(66)	10,054	(1,668)	(17,220)	(2,730)	7,089	60,014
Total income/expense recognized	—	—	—	—	—	—	—	—	10,511	—	(1,651)	(330)	615	9,146
Other changes in equity	(27)	(715)	—	1	5,653	—	(1,611)	(234)	(10,054)	(171)	(1)	1	(204)	(7,362)
Issuances of ordinary shares	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Issuances of preferred shares	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Issuance of other equity instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Settlement or maturity of other equity instruments issued	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Conversion of debt on equity	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Capital reduction	(27)	(715)	—	—	21	—	(273)	993	—	—	—	—	—	—
Dividend distribution	—	—	—	—	(2,357)	—	—	—	—	(1,840)	—	—	(254)	(4,450)
Purchase of treasury shares	—	—	—	—	—	—	—	(1,995)	—	—	—	—	—	(1,995)
Sale or cancellation of treasury shares	—	—	—	—	—	—	26	768	—	—	—	—	—	794
Reclassification of other equity instruments to financial liabilities	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Reclassification of financial liabilities to other equity instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Transfers among components of equity	—	—	—	9	8,386	—	(9)	—	(10,054)	1,668	(1)	1	(1)	—
Increase/Reduction of equity due to business combinations	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Share based payments	—	—	—	(26)	—	—	—	—	—	—	—	—	—	(26)
Other increases or (-) decreases in equity	—	—	—	18	(398)	—	(1,355)	—	—	—	—	—	51	(1,685)
Balance as of December 31, 2025	2,797	18,469	—	40	46,346	—	203	(299)	10,511	(1,840)	(18,871)	(3,059)	7,500	61,798
(1) Balances as of December 31, 2024 as originally reported in the Consolidated Financial Statements for the year 2024.
The Notes are an integral part of the Consolidated Financial Statements.

Consolidated statements of changes in equity for the years ended December 31, 2025, 2024 and 2023 (continued)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (MILLIONS OF EUROS)

2024	Capital (Note 26)	Share premium (Note 27)	Equity instruments issued other than capital	Other Equity	Retained earnings (Note 28)	Revaluation reserves	Other reserves (Note 28)	(-) Treasury shares (Note 29)	Profit or loss attributable to owners of the parent	(-) Interim dividends (Note 4)	Accumulated other comprehensive income (loss) (Note 30)	Minority interests		Total
												Accumulated other comprehensive income (loss) (Note 31)	Other (Note 31)
Balances as of January 1, 2024 ⁽[1]⁾	2,861	19,769	—	40	36,237	—	2,015	(34)	8,019	(951)	(16,254)	(3,321)	6,885	55,265
Total income/expense recognized	—	—	—	—	—	—	—	—	10,054	—	(1,001)	587	521	10,161
Other changes in equity	(37)	(585)	—	(1)	4,457	—	(201)	(32)	(8,019)	(717)	35	4	(317)	(5,413)
Issuances of ordinary shares	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Issuances of preferred shares	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Issuance of other equity instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Settlement or maturity of other equity instruments issued	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Conversion of debt on equity	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Capital reduction	(37)	(585)	—	—	29	—	(189)	781	—	—	—	—	—	—
Dividend distribution	—	—	—	—	(2,245)	—	—	—	—	(1,668)	—	—	(345)	(4,258)
Purchase of treasury shares	—	—	—	—	—	—	—	(1,528)	—	—	—	—	—	(1,528)
Sale or cancellation of treasury shares	—	—	—	—	—	—	10	716	—	—	—	—	—	725
Reclassification of other equity instruments to financial liabilities	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Reclassification of financial liabilities to other equity instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Transfers among components of equity	—	—	—	9	7,059	—	(38)	—	(8,019)	951	35	4	—	—
Increase/Reduction of equity due to business combinations	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Share based payments	—	—	—	(26)	—	—	—	—	—	—	—	—	—	(26)
Other increases or (-) decreases in equity	—	—	—	16	(386)	—	16	—	—	—	—	—	28	(326)
Balance as of December 31, 2024	2,824	19,184	—	40	40,693	—	1,814	(66)	10,054	(1,668)	(17,220)	(2,730)	7,089	60,014
(1) Balances as of December 31, 2023 as originally reported in the Consolidated Financial Statements for the year 2023.
The Notes are an integral part of the Consolidated Financial Statements.

Consolidated statements of changes in equity for the years ended December 31, 2025, 2024 and 2023 (continued)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (MILLIONS OF EUROS)

2023	Capital (Note 26)	Share premium (Note 27)	Equity instruments issued other than capital	Other Equity	Retained earnings (Note 28)	Revaluation reserves	Other reserves (Note 28)	(-) Treasury shares (Note 29)	Profit or loss attributable to owners of the parent	(-) Interim dividends (Note 4)	Accumulated other comprehensive income (loss) (Note 30)	Minority interests		Total
												Accumulated other comprehensive income (loss) (Note 31)	Other (Note 31)
Balances as of January 1, 2023 ⁽¹⁾	2,955	20,856	—	63	32,536	—	2,345	(29)	6,420	(722)	(17,432)	(3,112)	6,736	50,615
Effect of changes in accounting policies ⁽2)	—	—	—	—	175	—	—	—	(62)	—	(210)	4	(4)	(98)
Adjusted initial balance	2,955	20,856	—	63	32,711	—	2,345	(29)	6,358	(722)	(17,642)	(3,109)	6,732	50,517
Total income/expense recognized	—	—	—	—	—	—	—	—	8,019	—	1,388	(213)	397	9,591
Other changes in equity	(94)	(1,087)	—	(22)	3,526	—	(331)	(5)	(6,358)	(228)	—	1	(244)	(4,842)
Issuances of ordinary shares	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Issuances of preferred shares	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Issuance of other equity instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Settlement or maturity of other equity instruments issued	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Conversion of debt on equity	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Capital reduction	(94)	(1,087)	—	—	75	—	(316)	1,422	—	—	—	—	—	—
Dividend distribution	—	—	—	—	(1,857)	—	—	—	—	(951)	—	—	(263)	(3,071)
Purchase of treasury shares	—	—	—	—	—	—	—	(2,166)	—	—	—	—	—	(2,166)
Sale or cancellation of treasury shares	—	—	—	—	—	—	1	739	—	—	—	—	—	741
Reclassification of other equity instruments to financial liabilities	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Reclassification of financial liabilities to other equity instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Transfers among components of equity	—	—	—	2	5,651	—	(17)	—	(6,358)	722	—	1	(1)	—
Increase/Reduction of equity due to business combinations	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Share based payments	—	—	—	(41)	—	—	—	—	—	—	—	—	—	(41)
Other increases or (-) decreases in equity	—	—	—	17	(344)	—	2	—	—	—	—	—	20	(305)
Balance as of December 31, 2023	2,861	19,769	—	40	36,237	—	2,015	(34)	8,019	(951)	(16,254)	(3,321)	6,885	55,265
(1) Balances as of December 31, 2022 as originally reported in the Consolidated Financial Statements for the year 2022.
(2) Effects of the application of IFRS 17 (see Note 2.2.8).

The Notes are an integral part of the Consolidated Financial Statements.

Consolidated statements of cash flows for the years ended December 31, 2025, 2024 and 2023

CONSOLIDATED STATEMENTS OF CASH FLOWS (MILLIONS OF EUROS)

		2025	2024	2023
A) CASH FLOWS FROM OPERATING ACTIVITIES		14,968	(18,190)	(721)
Of which hyperinflation effect from operating activities (see Note 2.2.18)		1,540	2,593	1,884
Profit for the year		11,126	10,575	8,416
Adjustments to obtain the cash flow from operating activities		14,376	14,817	12,150
Depreciation and amortization		1,521	1,533	1,403
Other adjustments		12,855	13,283	10,747
Net increase/decrease in operating assets		(102,491)	(54,265)	(77,408)
Financial assets held for trading		(13,956)	28,452	(27,884)
Non-trading financial assets mandatorily at fair value through profit or loss		(628)	(2,813)	(1,288)
Other financial assets designated at fair value through profit or loss		(187)	119	(42)
Financial assets at fair value through other comprehensive income		680	(1,124)	2,512
Financial assets at amortized cost		(89,072)	(76,759)	(51,182)
Other operating assets		672	(2,140)	476
Net increase/decrease in operating liabilities		95,286	16,314	61,473
Financial liabilities held for trading		5,099	(32,695)	24,435
Other financial liabilities designated at fair value through profit or loss		3,271	2,647	2,003
Financial liabilities at amortized cost		88,266	45,970	36,127
Other operating liabilities		(1,350)	392	(1,092)
Collection/payments for income tax		(3,328)	(5,631)	(5,353)
B) CASH FLOWS FROM INVESTING ACTIVITIES		(1,403)	(1,423)	(1,419)
Of which hyperinflation effect from investing activities (see Note 2.2.18)		346	753	772
Investment		(1,807)	(2,039)	(1,912)
Tangible assets		(827)	(1,195)	(1,129)
Intangible assets		(979)	(816)	(690)
Investments in joint ventures and associates		(1)	(1)	(93)
Subsidiaries and other business units		—	(28)	—
Non-current assets classified as held for sale and associated liabilities		—	—	—
Other settlements related to investing activities		—	—	—
Divestments		404	617	492
Tangible assets		83	104	92
Intangible assets		—	—	—
Investments in joint ventures and associates		83	32	58
Subsidiaries and other business units		50	73	21
Non-current assets classified as held for sale and associated liabilities		188	408	321
Other collections related to investing activities		—	—	—
C) CASH FLOWS FROM FINANCING ACTIVITIES		(3,673)	(2,567)	(1,842)
Of which hyperinflation effect from financing activities (see Note 2.2.18)		—	—	—
Payments		(9,417)	(8,773)	(7,224)
Dividend distribution (shareholders remuneration)		(4,196)	(3,913)	(2,808)
Subordinated liabilities		(2,647)	(2,599)	(1,629)
Treasury shares amortization		(27)	(37)	(94)
Treasury shares acquisition		(1,968)	(1,492)	(2,072)
Other items relating to financing activities		(580)	(732)	(622)
Collections		5,744	6,205	5,383
Subordinated liabilities		4,987	5,514	4,672
Treasury shares increase		—	—	—
Treasury shares disposal		757	691	711
Other items relating to financing activities		—	—	—
D) EFFECT OF EXCHANGE RATE CHANGES		(2,201)	(2,091)	(357)
E) NET INCREASE/DECREASE IN CASH AND CASH EQUIVALENTS (A+B+C+D)		7,692	(24,271)	(4,339)
F) CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR		51,145	75,416	79,756
G) CASH AND CASH EQUIVALENTS AT END OF THE YEAR (E+F)		58,837	51,145	75,416

COMPONENTS OF CASH AND CASH EQUIVALENTS AT END OF THE YEAR (MILLIONS OF EUROS)

	Notes	2025	2024	2023
Cash	9	8,050	8,636	7,751
Balance of cash equivalent in central banks	9	42,856	35,306	60,750
Other financial assets	9	7,931	7,202	6,916
Less: Bank overdraft refundable on demand		—	—	—
TOTAL CASH AND CASH EQUIVALENTS AT END OF THE YEAR		58,837	51,145	75,416
The Notes are an integral part of the Consolidated Financial Statements.

Notes to the Consolidated Financial Statements
1.Introduction, basis for the presentation of the Consolidated Financial Statements, Internal Control over Financial Reporting and other information
1.1Introduction
Banco Bilbao Vizcaya Argentaria, S.A. (hereinafter “the Bank”, "BBVA" or “BBVA, S.A.”), registered with the Company Register of Vizcaya, is a private-law entity subject to the laws and regulations governing banking entities operating in Spain. It carries out its activity through branches and agencies across the country and abroad.
The Bylaws and other public information are available for inspection at the Bank’s registered address (Plaza San Nicolás 4, Bilbao) as noted on its web site (www.bbva.com). The Bank´s purpose is to carry out all kinds of activities, operations, acts, contracts and services within the banking business or directly or indirectly related to it, which are permitted or not prohibited by the provisions in force and supplementary activities. Its corporate purpose also includes the acquisition, possession, use and disposal of securities, public offering of acquisition and sale of securities, as well as all types of holdings in any entity or company.
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
As of December 31, 2025, in addition to the Bank, the BBVA Group had 171 consolidated entities and 38 entities accounted for using the equity method (see Notes 3 and 16 and Appendices I to IV).
The Consolidated Financial Statements of the BBVA Group for the year ended December 31, 2025, were authorized for issue on February 20, 2026.
1.2Basis for the presentation of the Consolidated Financial Statements
The BBVA Group’s Consolidated Financial Statements are presented in compliance with IFRS-IASB (International Financial Reporting Standards as issued by the International Accounting Standards Board (hereinafter “IASB”)), as well as in accordance with the International Financial Reporting Standards endorsed by the European Union (EU-IFRS) applicable as of December 31, 2025, considering the Bank of Spain Circular 4/2017, as well as its successive amendments, and any other legislation governing financial reporting which was, as of the date of preparation of such consolidated financial statements, applicable, and with the format and mark-up requirements established in the EU Delegated Regulation 2019/815 of the European Commission.
The BBVA Group’s Consolidated Financial Statements for the year ended December 31, 2025 were prepared by the Group’s Directors (through the Board of Directors meeting held on February 9, 2026) by applying the principles of consolidation, accounting policies and valuation criteria described in Note 2, so that they present fairly the Group’s total consolidated equity and financial position as of December 31, 2025, together with the consolidated results of its operations and consolidated cash flows generated during the year ended December 31, 2025.
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
Estimates were required to be made at times when preparing these Consolidated Financial Statements in order to calculate the recorded or disclosed amount of some assets, liabilities, income, expense and commitments. These estimates relate mainly to the following:
–Loss allowances on certain financial assets (see Notes 7, 13, 14 and 16).
–The assumptions used in the valuation of insurance and reinsurance contracts (see Note 23) to quantify certain provisions (see Note 24) and the actuarial calculation of post-employment benefit liabilities and commitments (see Note 25).
–The useful life and impairment losses of tangible and intangible assets and impairment losses on non-current assets held for sale (see Notes 17, 18, and 21).
–The valuation of goodwill and price allocation of business combinations (see Note 18).
–The fair value of certain unlisted financial assets and liabilities (see Notes 7, 8, 10, 11, 12, 13 and 15).
–The recoverability of deferred tax assets and the estimate of the corporate income tax (see Note 19).
As a general matter, the BBVA Group is working to consider and incorporate into the models used for calculating relevant estimates how climate risk and other climate-related matters may affect the financial statements, cash flows, and the financial performance of the Group. These estimates and judgments are being considered when preparing the financial statements of the BBVA Group and, where relevant, they are mentioned in the corresponding Notes to the Consolidated Financial Statements.
The prevailing geopolitical and economic uncertainties (see Note 7.1) entail a greater complexity in developing reliable estimations and applying judgment. Estimates have been made on the basis of the best available information on the matters analyzed as of December 31, 2025. However, it is possible that events may take place subsequent to such date, which could make it necessary to amend these estimations (upward or downward), which would be carried out prospectively, recognizing the effects of the change in estimation in the Consolidated Financial Statements.
During 2025 there were no significant changes in the estimates made as of December 31, 2024 and 2023, other than those indicated in these Consolidated Financial Statements.
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
In order to ensure the necessary independence of the aforementioned internal financial control units, they are integrated within the Regulation & Internal Control area. This area, whose head reports to the Board of Directors through its Committees, defines and coordinates the entire internal control model of the Group, which is structured around three lines of defense with distinct and independent functions.

Lines of Defense	Responsible Areas	Functions
First Line of Defense	Executive areas, depending on the type of risk
Executive areas, depending on the type of risk
Manage and control the risks (financial and/or non-financial, as applicable) to which the Bank and any companies in its Group are exposed in the performance of their functions, including identification, measurement, monitoring, and reporting. This management and control will be carried out in accordance with the guidelines defined in external regulations and internal rules, and taking into account the challenge carried out by the areas that perform second and third line of defense functions, in their respective areas of responsibility.

Second Line of Defense	Global Risk Management (GRM) Regulation & Internal Control (R&IC)
Independently of the first line of defense, it must identify, measure, and monitor and report the Group's risks.
Establish (or propose to the corporate bodies for approval) the management and control frameworks for financial and/or non-financial risks by all executive areas of the Bank within their respective areas of competence.
Challenge the way executive areas manage and/or control the risks assigned to them throughout their life cycle.
Carry out reviews of the management and control of risks within the Group.

Third Line of Defense	Internal Audit	Carry out independent reviews on how the other executive areas perform their functions of the first and second lines of defense for the management and/or control of risks in the Group.
Specifically, with regard to the process of preparing the Group’s financial statements, the Internal Financial Control (RCS Finance) area coordinates the various control units — first and second lines of defense — under a common and standardized methodology established at the corporate level, in accordance with the following framework:

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
Generally, there is a presumption that a majority of voting rights gives rise to control. When the Group holds less than the majority of the voting rights or similar rights in an entity, the Group considers all relevant facts and circumstances in assessing whether it has control over the entity, including:
–Contractual arrangements with other holders of voting rights.
–The rights arising from other contractual arrangements.
–The Group's voting rights and potential voting rights.
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
Note 3 includes information related to the main subsidiaries in the Group as of December 31, 2025, 2024 and 2023. Appendix I includes other significant information on such entities.
–Joint ventures
Joint ventures are those entities for which there is a joint control arrangement with third parties other than the Group (for definitions of joint arrangement, joint control and joint venture, refer to Glossary).
The investments in joint ventures are accounted for using the equity method (see Note 16). Appendix II shows the main figures for the main joint ventures accounted for using the equity method as of December 31, 2025.
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
In contrast, some investments in entities in which the Group holds less than 20% of the voting rights are accounted for as Group associates, as the Group is considered to have the ability to exercise significant influence over these entities. As of December 31, 2025, 2024 and 2023, these entities are not significant to the Group.
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
As of December 31, 2025, 2024 and 2023 there was no material financial support from the Bank or its subsidiaries to non-consolidated structured entities.

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
The consolidated financial statements of subsidiaries, associates and joint ventures used in the preparation of the Consolidated Financial Statements of the Group have the same presentation date as the Consolidated Financial Statements. If financial statements at those same dates are not available, the most recent will be used, as long as these are not older than three months, and will be adjusted to take into account the most significant transactions. As of December 31, 2025, financial statements as of December 31 of all Group entities were utilized except in the case of the consolidated financial statements of nine non-significant entities for which financial statements as of November 30, 2025 were used.
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

In preparing the Consolidated Financial Statements, the following accounting principles and policies and assessment criteria have been applied:
2.2.1Financial instruments
On January 1, 2018, IFRS 9, which replaced IAS 39 with respect to the classification and measurement of financial assets and liabilities, credit impairment, and hedge accounting, came into force. At that time, the Group chose to continue applying IAS 39 for hedge accounting, as permitted by IFRS 9. However, the Group then decided to apply the requirements of IFRS 9 to micro hedge accounting from January 1, 2025.
Given the lack of a specific regulatory framework for macro hedges in IFRS 9, the Group continues to apply the framework established under IAS 39 for macro hedge accounting. Thus, from January 1, 2025, the Group will apply simultaneously two standards with common characteristics for hedge accounting (IAS 39 for macro hedges and IFRS 9 for micro hedges) until the International Accounting Standards Board (IASB) concludes the project to develop a specific framework for macro hedge accounting, known as the IFRS 9. Risk Mitigation Accounting (RMA) Project.
The adoption of the accounting policy for accounting for micro hedges in accordance with the requirements set out in IFRS 9 has not had any significant impact on the Group´s Consolidated Financial Statements as of the date of its implementation.
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
In order to determine the business model, the following aspects are taken into account:
–The way in which the performance of the business model (and that of the assets which comprise such business model) is evaluated and reported to the entity's key personnel.
–The risks and their management, which affect the performance of the business model.
–The way in which business model managers are remunerated.
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

The most significant judgments used by the Group in evaluating compliance with the conditions of the SPPI test are the following:
–Modified time value: in the event that a financial asset includes a periodic interest rate adjustment but the frequency of this adjustment does not coincide with the term of the reference interest rate (e.g., the interest rate reset every six months to a one-year rate), the Group assesses, at the time of the initial recognition, this mismatch to determine whether the contractual cash flows (undiscounted) differ significantly or not from the cash flows (undiscounted) of a benchmark financial asset, for which there would be no change in the time value of money. The defined tolerance thresholds are 10% for the differences in each period and 5% for the analysis accumulated throughout the financial asset life.
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

–Contractually linked instruments: a look-through analysis is carried out in the case of transactions that are set through the issuance of multiple financial instruments forming tranches that create concentrations of credit risk (e.g., securitizations) in which there is an order of priority that specifies how the flows of cash generated by the underlying set of financial instruments are allocated to the different tranches. The debt tranches of the instrument will comply with the requirement that their cash flows represent only payment of principal and interest on the outstanding principal if:
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
A debt instrument will be classified in the portfolio of financial assets at fair value with changes through other comprehensive income if the two following conditions are fulfilled:
–the financial asset is managed within a business model whose purpose combines collection of the contractual cash flows and sale of the assets; and
–the contractual characteristics of the instrument generate cash flows which only represent the return of the principal and interest.
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
The net loss allowances in “Financial assets at fair value through other comprehensive income” over the year are recognized under the heading “Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification - Financial assets at fair value through other comprehensive income” (see Note 47) in the consolidated income statement for the year. Interest income on these instruments is recorded in the consolidated income statement (see Note 37). Changes in foreign exchange rates are recognized under the heading “Exchange differences, net" in the consolidated income statements (see Note 41).

–Equity instruments
At the time of initial recognition of specific investments in equity instruments, the BBVA Group may make the irrevocable decision to present subsequent changes in fair value in other comprehensive income. Subsequent changes in this valuation will be recognized in "Accumulated other comprehensive income (loss)- Items that will not be reclassified to profit or loss - Fair value changes of equity instruments measured at fair value through other comprehensive income" (see Note 30). Dividends received from these investments are recorded in the heading "Dividend income" in the consolidated income statement (see Note 38). These instruments are not subject to the impairment model of IFRS 9.
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
“Derivatives – Hedge Accounting” and “Fair Value Changes of the Hedged Items in Portfolio Hedges of Interest Rate Risk”
With the aim of improving the alignment between risk management and its presentation in the financial statements, the Group has decided to apply IFRS 9 for micro hedge accounting, instead of IAS 39, from January 1, 2025. Prior to the transition date, the Group was applying IAS 39 for micro hedge accounting.
The Group uses hedging derivatives as a tool for managing financial risks, mainly interest rate risk and exchange rate risk(see Note 7).
To cover these risks, the Group uses, among others, the following hedging instruments:
–Interest rate derivatives to convert interest rate exposures into fixed or variable rates.
–Foreign exchange derivatives to convert foreign currency exposures to the entity's currency and net investment exposures to the local currency.
In some hedging relationships, the Group additionally designates inflation risk as a contractually specified component of a debt instrument (e.g., inflation-linked bonds).
For these economic hedges to be recognized as hedge accounting, they must meet certain requirements established under both IAS 39 and IFRS 9. These requirements include clear identification of the hedged items and hedging instruments, an assessment of the hedge's effectiveness over time, and adequate documentation supporting the Group's intention to manage its risk through these instruments. Only when these criteria are met can financial derivatives be accounted for as hedge accounting, allowing for an accounting treatment that more accurately reflects the Group's risk management strategy (see Note 15).
Hedge accounting maintains a similar accounting scheme under both IAS 39 and IFRS 9. Hedge ineffectiveness, defined as the difference between the change in value of the hedging instrument and the hedged item attributable to the hedged risk in each period is recorded in the consolidated income statement (or other comprehensive income, if the hedging instrument hedges an equity instrument for which an entity has elected to present changes in fair value in other comprehensive income) (see Notes 15 and 41).

The Group discontinues hedge accounting when the hedging instrument expires or is sold, or when the hedging relationship no longer meets the qualifying criteria. However, if a hedge no longer meets the qualifying criteria but the risk management objective remains unchanged, IFRS 9 allows the Group to assess whether to adjust the hedge ratio in order to re-establish compliance with the effectiveness requirements.
Under IAS 39, hedge effectiveness is assessed both retrospectively and prospectively, ensuring that it remains within a range of 80% to 125%. However, IFRS 9 eliminates the strict 80%-125% effectiveness range requirement, allowing qualitative prospective assessments if there is an economic relationship between the hedged item and the hedging instrument, and credit risk does not exert a dominant effect on changes in the value of either the hedged item or the hedging instrument. The BBVA Group has chosen to continue applying the 80%-125% range as a measure for assessing hedge effectiveness, and may rebalance the hedge without discontinuing hedges if this range is not maintained, as described below.
The variations that occur, after the designation of the hedge, in the valuation of the financial instruments designated as hedged items and the financial instruments designated as accounting hedging instruments are recorded as follows:
–In fair value hedges, the differences arising in the fair value of the derivative and the hedged instrument attributable to the hedged risk are recognized directly under the line item ‘Gains (losses) from hedge accounting, net’ in the consolidated income statement. In the specific case of interest rate hedges, interest cash flows are included under the line item ‘Interest and other income’ or under ‘Interest expense’ in the consolidated income statement), or in ’Other comprehensive income (loss)’ if it is a hedge of equity instruments measured at fair value through ’Other comprehensive income (loss)’; with the corresponding entry being recorded in the consolidated balance sheet line items in which the hedging instrument (‘Derivatives – hedge accounting’) or the hedged item is recognized, as applicable (see Note 37).
–In fair value hedges of interest rate risk on a portfolio of financial instruments (“macro hedges”), gains or losses arising from the measurement of the hedging instrument are recognized directly in the consolidated income statement with an offsetting entry made under the heading “Derivatives – Hedge accounting” and gains or losses arising from the change in the fair value of the hedged item (attributable to the hedged risk) are also recorded in the consolidated income statement (in both cases, under the heading “Gains (losses) from hedge accounting, net”), with an offsetting entry made in the heading “Fair value changes of the hedged items in portfolio hedges of interest rate risk” of the asset or liability in the consolidated balance sheet, depending on the nature of the hedged item.
–In cash flow hedges, the valuation differences arising in the effective hedge portion of the hedging items are temporarily recorded under the heading "Accumulated other comprehensive income (loss) - Items that may be reclassified to profit or loss - Hedging derivatives. Cash flow hedges (effective portion)" in the consolidated balance sheet, with an offsetting entry made in the "Derivatives - Hedge accounting" headings of the asset or liability sections in the consolidated balance sheet, as applicable. These differences are recognized in the consolidated income statement when the gain or loss on the hedged item is recorded in profit or loss, when the forecast transactions are executed, or on the maturity date of the hedged item. Almost all of the Group's cash flow hedges are interest rate and inflation hedges for financial instruments, so the amount recorded in other accumulated comprehensive income will be reclassified in results under the headings "Interest and other income" or "Interest expense" in the consolidated income statement (see Note 37).
–The differences in the value of the hedging instrument corresponding to the ineffective portion of cash flow hedging transactions are recorded directly under the heading “Gains (losses) from hedge accounting, net” in the consolidated income statement (see Note 41).
–In the hedge of net investments in foreign operations, valuation differences arising in the effective portion of the hedging items are temporarily recorded under the heading "Accumulated other comprehensive income (loss) - Items that may be reclassified to profit or loss - Hedge of net investments in foreign operations (effective portion)" in the consolidated balance sheet, with an offsetting entry made under "Derivatives - Hedge accounting" in the asset or liability sections of the consolidated balance sheet, as applicable. These valuation differences are recognized in the consolidated income statement when the foreign investment is disposed of or removed from the consolidated balance sheet (see Note 41).
The other relevant new features introduced by IFRS 9 and applicable from January 1, 2025, are as follows:

–It provides flexibility in the items that can be hedged (for example, it enables the hedging of net positions, aggregate positions, and specific risk components in non-financial items).
–It introduces the accounting treatment of "cost of hedging", allowing components of hedging instruments such as forward elements, the time value of options, or the base spread to be excluded from the hedge. These values can be recognized in other comprehensive income, thereby reducing volatility in the consolidated income statement.
–It allows for the rebalancing of hedges without the need for discontinuations in hedge accounting, provided that the relationship between the hedging instrument and the hedged item is adjusted, and that the risk management objective is maintained.
–For fair value hedges on equity instruments recorded at fair value through other comprehensive income, the differences in the fair value of the derivative are recorded in “Accumulated other comprehensive income (loss)”, thereby minimizing the impact on profit or loss for the period.
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
Stage 1 – without significant increase in credit risk
Financial assets which are not considered to have significantly increased in credit risk have loss allowances measured at an amount equal to the expected credit loss that arises from all possible default events within 12 months following the presentation date of the financial statements (12 month expected credit losses).
Stage 2 – significant increases in credit risk
When the credit risk of a financial asset has increased significantly since the initial recognition, the loss allowances of that financial instrument is calculated as the expected credit loss during the entire life of the asset. That is, they are the expected credit losses that result from all possible default events during the expected life of the financial instrument.
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
According to IFRS 9, the 90-days past due default is a presumption that can be rebutted in those cases where the entity considers, based on reasonable and supportable information, that it is appropriate to use a longer term. As of December 31, 2025, the Group has not used terms exceeding 90 days past due.
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
When transactions involving entities related to a client enter stage 3, including entities of the same group and entities holding a relationship of economic or financial dependence, the transactions of the client will also be classified as stage 3, if reasonable doubts as to the full payment of their loans is determined to exist following the relevant analysis.
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
a.More than 30 days past due. According to IFRS 9, default of more than 30 days is a presumption that can be rebutted in those cases in which the entity considers, based on reasonable and documented information, that such non-payment does not represent a significant increase in risk. As of December 31, 2025, the Group has not considered periods higher than 30 days.
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
For the collective measurement of expected losses the instruments are classified into groups of assets based on their risk characteristics. Exposure within each group is grouped according to credit risk common characteristics, which indicate the payment capacity of the borrower according to the contractual conditions. These risk characteristics have to be relevant in estimating the future flows of each group. The characteristics of credit risk may consider, among others, the following factors (see Note 7.2.1):
–type of instrument;
–rating or scoring tools;
–credit risk scoring or rating;
–type of collateral;
–amount of time at default for stage 3;
–segment;
–qualitative criteria which can have a significant increase in risk;
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

–EAD: estimate of the exposure in case of default in each future period, taking into account the changes in exposure after the closing date of the financial statements.
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
Derecognition of the balance due to impairment of financial assets (write-offs)
Debt instruments are classified as written-off once, after being analyzed, it is reasonably considered that their recovery is remote due to the notorious and irrecoverable deterioration of the solvency of the client involved in the operation.
Based on their procedures and particularities, the Group entities recognize financial assets as a write-off where, following their analysis, there are no reasonable expectations of recovery of the debt, taking into account aspects such as: the time elapsed since the classification as doubtful debt due to delinquency, the coverage levels achieved, type of portfolio or product, bankruptcy status of the holder and the existence of guarantees, their valuation and execution capacity. In those cases where the guarantee is significant, there is the possibility of making partial write-offs on the non-guaranteed portion.
The classification of a financial asset as written-off, entails the recognition of losses for the carrying amount of the related debt and results in a derecognition in the same amount from the balance sheet (see Note 7.2.5).
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
Synthetic securitizations made by the Group to date meet the requirements of the accounting regulations for accounting as guarantees (see Note 2.2.2).

2.2.4Tangible Assets

Tangible assets are classified according to their nature:
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
Investment properties
Includes the value of land, buildings and other structures that are held either for rental or for capital gain on sale, and which are not expected to be used in the ordinary course of business and are not intended for own use.
Assets leased out under an operating lease
Includes assets for which the Group has granted the right of use to another company through an operating lease contract.
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
In the BBVA Group, most of the buildings held for own use are assigned to the different Cash Generating Units (hereinafter "CGUs") to which they belong. The corresponding impairment analyses are performed for these CGUs to determine whether sufficient cash flows are generated to support the value of the assets comprised within such CGUs.
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
2.2.8Insurance and reinsurance contracts
The Group has applied IFRS 17 to insurance contracts as from January 1, 2023. IFRS 17 superseded IFRS 4 as the accounting standard applicable to the recognition, measurement and presentation of contracts that transfer significant insurance risk.
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
1 There is the possibility of defining three or more onerous groups.

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
The BBVA Group has defined and identified for each group of contracts the hedging units to be used for the release to profit or loss of the contractual service margin, in accordance with IFRS 17, and subsequent interpretations issued by the Transition Resource Group for IFRS 17 and the related IFRIC (as defined herein).
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

These financial assets are recognized at acquisition cost, and the gains or losses arising on their disposal are credited or debited, as appropriate, to the heading “Shareholders’ funds - Other reserves” in the consolidated balance sheets (see Note 28).
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
They shall be recognized within the consolidated income statement according to the following criteria, independently from the financial instruments’ portfolio which generates the income or expense:
a.The interest income past due before the initial recognition and pending to be received will be added to the gross carrying amount of the debt instrument.
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

Venezuela
Local financial statements of the Group subsidiaries in Venezuela are expressed in Venezuelan bolivar and converted into euros for the consolidated financial statements. Venezuela is a country with strong exchange restrictions that has different rates officially published, and, since December 31, 2015, the Board of Directors considers that the use of official exchanges rates for converting bolivars into euros in preparing the Consolidated Financial Statements does not reflect the true picture of the financial statements of the Group and the financial position of the Group subsidiaries in this country. Therefore, since the year ended December 31, 2015, the exchange rate for converting bolivars into euros is an estimation whose calculation incorporates available market references, in order to obtain a more representative approximation of the prevailing financial conditions (see Note 2.2.18).
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
–Consequently, the different lines of the income statement, within equity, are adjusted by the inflation index since their inception, with a corresponding entry under the heading "Accumulated other comprehensive income (loss)".
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
Turkey
The combined result derived from the application of the above criteria amounted to a loss of €1,305 million in 2025, of which €1,120 million is attributable to owners of the parent (€1,498 million and €2,242 million loss attributable to owners of the parent in 2024 and 2023, respectively). This impact includes mainly the loss of the net monetary position, which amounts to a gross amount of €878 million and is recorded in the line “Other operating expense” in the consolidated income statement (€1,512 million and €2,118 million in 2024 and 2023, respectively), and it was partially offset by the positive impact of the revaluation of certain bonds linked to inflation, for a gross amount of €674 million (€1,164 million and €1,202 million in 2024 and 2023, respectively), given that, under IAS 29 "Financial Reporting in Hyperinflationary Economies", these types of bonds are considered protective assets (see Note 42).

In addition, during 2025 the impact on equity of Group entities located in Turkey derived from the application of IAS 29 and the conversion to the euro (IAS 21) amounted to €-898 million (€1,253 million in 2024), of which €-781 million (€1,072 million in 2024) have been recorded within “Equity – Accumulated other comprehensive income (loss)”, and €-117 million (€181 million in 2024) have been recorded within “Minority interests – Accumulated other comprehensive income (loss)”, respectively (see Notes 30 and 31).
According to the Turkish Statistical Institute (Turkstat), accumulated inflation in 2025 stood at 30.9% (44.4% and 64.8% in 2024 and 2023, respectively) and the exchange rate used as of December 31, 2025 was 50.48 Turkish lira per euro (36.74 and 32.65 in 2024 and 2023, respectively).
Argentina
The combined result derived from the application of the above criteria amounted to a loss of €494 million, of which €331 million is attributable to owners of the parent in 2025 (€810 million and €1,574 million loss attributable to owners of the parent in 2024 and 2023, respectively). This impact includes mainly the loss of the net monetary position, which amounts to a gross amount of €356 million and is recorded in the line “Other operating expense” in the consolidated income statement in 2025 (€1,419 million and €1,062 million in 2024 and 2023, respectively).
Furthermore, during 2025, the impact on equity of Group entities located in Argentina derived from the application of IAS 29 and the conversion to the euro (IAS 21) amounted to €-417 million (€1,115 million and €-634 million in 2024 and 2023, respectively) of which €-278 million (€745 million and €-428 million in 2024 and 2023, respectively) have been recorded within “Equity – Accumulated other comprehensive income (loss)”, and €-140 million (€370 million and €-206 million in 2024 and 2023, respectively) have been recorded within “Minority interests – Accumulated other comprehensive income (loss)” (see Notes 30 and 31).
Accumulated inflation estimated by the National Census Institute of Argentina (INDEC) and BBVA Research for the year 2025 was 30.5% (118% and 215% in 2024 and 2023, respectively) and the exchange rate used as of December 31, 2025 was 1,714.81 Argentine pesos per euro (1,072.66 and 892.81 in 2024 and 2023, respectively).
Venezuela
The combined result derived from the application of the above criteria amounted to a loss of €75 million, of which €41 million is attributable to owners of the parent in 2025 (€20 million and €10 million attributable to owners of the parent in 2024 and 2023, respectively). This impact includes mainly a loss of the net monetary position and certain protective assets which offset such loss, which together amounts to a gross amount of €183 million, recorded in the line “Other operating expense” in the consolidated income statement in 2025 (€9 million and €28 million in 2024 and 2023, respectively).
During 2025, 2024 and 2023 the impact on equity of Group entities located in Venezuela derived from the application of IAS 29 and the conversion to the euro (IAS 21) amounted to €-81 million, €-1 million and €-22 million respectively, of which €-44 million, €-1 million and €-12 million have been recorded within "Equity – Accumulated other comprehensive income (loss)" and €-37 million, €0 million and €-10 million have been recorded within “Minority interests – Accumulated other comprehensive income (loss)" (see Notes 30 and 31).
Accumulated inflation for the year 2025, as estimated by BBVA Research, was 754% (69% and 111% in 2024 and 2023, respectively) and the exchange rate used as of December 31, 2025 was 665.04 Venezuelan bolivars per euro (68.83 and 43.23 in 2024 and 2023, respectively). In this regard, and given the lack of official inflation data from the central bank of Venezuela, the Group estimates inflation by applying an internal methodology based on the variation of the estimated exchange rate.
2.3Recent IFRS pronouncements
Standards and interpretations that became effective in 2025
In 2025, various amendments to the IFRS standards or their interpretations or modifications (amendments) (hereinafter “IFRIC” or "interpretation") became effective, among which the following should be highlighted:

Amendment to IAS 21: "The Effects of Changes in Foreign Exchange Rates"
On August 15, 2023, the IASB issued a series of amendments to IAS 21 - The Effects of Changes in Foreign Exchange Rates. The standard has a dual objective: first, to provide guidance on when one currency is convertible into another and, second, how to determine the exchange rate to use in accounting when it is concluded that such convertibility does not exist.
Regarding the first objective, a currency is convertible into another when an entity can obtain the other currency within a timeframe that allows for a normal administrative delay; and through markets or exchange mechanisms in which an exchange transaction creates enforceable rights and obligations. If the entity determines that convertibility between the currencies does not exist, it must estimate an exchange rate. The standard does not establish a specific estimation technique for these rates, but rather establishes guidelines for determining them, allowing for the use of an unadjusted observable rate or an estimation technique.
The amendment to the standard came into effect on January 1, 2025, and had no impact on the BBVA Group's consolidated financial statements.
Standards and interpretations issued but not yet effective as of December 31, 2025
The following new IFRS standards and interpretations or amendments had been published at the date of preparation of the Consolidated Financial Statements, but were not mandatory as of December 31, 2025. The Group is currently evaluating the potential effects of each of these new standards or amendments. Although in some cases the IASB allows early adoption of new standards, interpretations and amendments before their effective date, the BBVA Group has not proceeded with this option for any such changes.
IFRS 18 "Presentation and Disclosures in Financial Statements"
On April 9, 2024, the IASB issued IFRS 18 "Presentation and Disclosures in Financial Statements" which introduces new requirements to improve the quality of information presented in financial statements and to promote analysis, transparency and comparability of companies' performance.
Specifically, IFRS 18 introduces three predefined expense categories (operating, investing and financing) and two subtotals ("operating profit" and "profit before financing and income taxes") to provide a consistent structure in the income statement and facilitate the analysis of the income statement. Additionally, it introduces disclosure requirements for management-defined performance measures (MPMs). Finally, it establishes requirements and provides guidance on aggregation/disaggregation of the information to be provided in the primary financial statements.
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
The amendments came into force on January 1, 2026. No significant impacts on the BBVA Group's consolidated financial statements are expected from the entry into force of the amendments.
Annual improvements applied to International Financial Reporting Standards (IFRS)
The IASB issued in July 2024 a number of minor amendments and improvements to various IFRSs to clarify their wording or correct minor effects, oversights or conflicts between the requirements of the Standards. The Standards affected are: IFRS 1 "First-time adoption of International Financial Reporting Standards", IFRS 7 "Financial instruments, disclosures", IFRS 9 "Financial instruments", IFRS 10 "Consolidated financial statements" and IAS 7 "Statement of cash flows".

These modifications came into force on January 1, 2026, and a significant impact on the BBVA Group's financial statements is not expected.
IFRS 19 "Subsidiaries without Public Accountability: Disclosures"
On May 9, 2024, the IASB issued IFRS 19 "Subsidiaries without Public Accountability: Disclosures" which allows certain eligible entities to elect to apply the reduced disclosure requirements of IFRS 19 while continuing to apply the requirements of recognition, valuation and presentation of other IFRS accounting standards.
This new standard will enter into force on January 1, 2027, allowing early application once it is adopted by the European Union. The Group has no entities that fall within the scope of this standard, so no significant impact on the BBVA Group´s financial statements is expected.
Amendments to IFRS 19: "Subsidiaries without Public Accountability: Disclosures"
As stated above, IFRS 19, issued in May 2024, allows certain eligible entities to elect to apply the reduced disclosure requirements of IFRS 19 while continuing to apply the requirements of recognition, valuation and presentation of other IFRS accounting standards (including IFRS 18). With these amendments, IFRS 19 reflects the changes in IFRS that will come into effect by January 1, 2027, the date on which IFRS 19 will become applicable. In the future, IFRS 19 will be amended simultaneously with the publication or revision by the IASB of other accounting standards.
This amendment is pending approval by the European Union. No significant impact on the BBVA Group´s financial statements is expected.
Amendments to IFRS 9 and IFRS 7: Contracts that refer to nature-dependent electricity
On December 18, 2024, the IASB issued amendments to IFRS 9 and IFRS 7 to address the accounting for renewable electricity purchase agreements. The amendments include guidance on the "own use" exemption for electricity purchasers and requirements for applying hedge accounting to these agreements.
The amendments came into force on January 1, 2026. No significant impacts on the BBVA Group´s financial statements are expected from the entry into force of the amendments.
Amendments to IAS 21 "The Effects of Changes in Foreign Exchanges Rates"
On November 13, 2025, the IASB issued a set of amendments to IAS 21 – The Effects of Changes in Foreign Exchange Rates. These amendments address how companies should translate financial information from a non-hyperinflationary functional currency to a hyperinflationary presentation currency.
Specifically, it states that a company with a non-hyperinflationary functional currency but with a hyperinflationary presentation currency must translate all amounts in the financial statements (including comparatives) using the closing exchange rate at the end of the reporting period.
The amendments also require entities to disclose and provide details of the financial information related to their foreign operations affected by the proposed translation method.
The amendments will become effective on January 1, 2027, once adopted by the European Union, and will be applied retrospectively. The implementation of the amendments is not expected to have any impact on the BBVA Group’s financial statements.

3.BBVA Group
The BBVA Group is an international diversified financial group with a significant presence in retail banking, wholesale banking and asset management. The Group also operates in the insurance sector.
The following information is detailed in the appendices of these consolidated financial statements of the Group for the year ended December 31, 2025:
–Appendix I shows relevant information related to the consolidated subsidiaries and structured entities.
–Appendix II shows relevant information related to investments in joint ventures and associates accounted for using the equity method.
–Appendix III shows the main changes and notification of investments and divestments in the BBVA Group.
–Appendix IV shows fully consolidated subsidiaries with more than 10% of their capital owned by non-Group shareholders.
The following table sets forth information related to the Group’s total assets as of December 31, 2025, 2024 and 2023, broken down by the Group’s entities according to their activity:

CONTRIBUTION TO CONSOLIDATED GROUP TOTAL ASSETS. ENTITIES BY MAIN ACTIVITIES (MILLIONS OF EUROS)

	2025	2024	2023
Banking and other financial services	818,287	733,860	737,971
Insurance and pension fund managing companies	37,521	34,439	34,520
Other non-financial services	3,768	4,103	3,068
Total	859,576	772,402	775,558
The total assets and results of operations broken down by operating segments are included in Note 6.
The BBVA Group’s activities are mainly located in Spain, Mexico, Turkey and South America, with active presence in other areas of Europe, the United States and Asia:
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
–South America. The BBVA Group’s activities in South America are mainly focused on the banking, financial and insurance sectors, in the following countries: Argentina, Colombia, Peru, Uruguay, Chile, Venezuela and Brazil, the latter focused on the CIB (Corporate & Investment Banking). The Group owns more than 50% of most of the Group entities based in these countries. Appendix I shows entities in respect of which the BBVA Group owns less than 50% as of December 31, 2025 (see Note 2.1). The Group also has representative offices in Sao Paulo (Brazil) and in Santiago (Chile).
–Rest of Europe. Group's activity in Europe (excluding Spain) is carried out by banking and financial institutions, mainly in Switzerland, the Netherlands and Romania, and through branches, mainly the BBVA Bank's branches in Germany, Belgium, France, Italy, Portugal, the United Kingdom, and the Garanti BBVA Bank's branch in Malta, as well as the Group's digital banks in Italy and Germany.

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
Significant transactions in the Group in 2025, 2024 and 2023
During the years 2025, 2024 and 2023 no significant or relevant corporate operations have been completed. The voluntary public tender offer for the entire share capital of Banco de Sabadell, S.A. announced by BBVA on May 9, 2024, was no longer in effect on October 16, 2025, following the publication of its outcome by the CNMV, as the minimum acceptance condition established by BBVA was not met.
4.Shareholder remuneration system
Shareholder Remuneration Policy
BBVA announced in November 2021 by means of Relevant Information the amendment of the Group's shareholder remuneration policy, which establishes as a policy to distribute annually between 40% and 50% of the consolidated ordinary profit for each year (excluding amounts and items of an extraordinary nature included in the consolidated income statement).
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
Shareholder remuneration during financial year 2023
Cash distributions
During the 2023 financial year, the Annual General Shareholders' Meeting and the Board of Directors approved the payment of the following cash amounts:
–The Annual General Shareholders’ Meeting of BBVA held on March 17, 2023, approved, under item 1.3 of the Agenda, a cash distribution against the 2022 results as a final dividend for the 2022 financial year, for an amount equal to €0.31 gross (€0.2511 net of withholding tax) per outstanding BBVA share entitled to participate in this distribution, which was paid on April 5, 2023. The total amount paid, excluding dividends paid in respect of treasury shares held by the Group's companies other than BBVA, S.A., amounted to €1,857 million.
–The Board of Directors, at its meeting held on September 27, 2023, resolved the payment of a cash interim dividend, for the 2023 financial year, of €0.16 gross (€0.1296 net of withholding tax) per outstanding BBVA share entitled to participate in this distribution, which was paid on October 11, 2023. The total amount paid, excluding dividends paid in respect of treasury shares held by the Group's companies other than BBVA, S.A., amounted to €951 million.

Shareholder remuneration during financial year 2024
Cash distributions
During the 2024 financial year, BBVA's General Shareholders' Meeting and Board of Directors approved the following cash payments:
–The Annual General Shareholders' Meeting held on March 15, 2024 approved, in item 1.3 of its Agenda, a cash distribution charged to the results of the 2023 financial year as a final dividend for the 2023 financial year, in the amount of €0.39 gross (€0.3159 net of withholding tax) per each outstanding BBVA share entitled to participate in this distribution, which was paid on April 10, 2024. The total amount paid, excluding dividends paid in respect of treasury shares held by the Group's companies other than BBVA, S.A., amounted to €2,245 million.
–By means of an inside information notice (información privilegiada) dated September 26, 2024, that the Board of Directors of BBVA had agreed to pay an amount on account of the dividend for the 2024 financial year, in the amount of €0.29 gross (€0.2349 net of withholding tax) per each outstanding BBVA share entitled to participate in this distribution, which was paid on October 10, 2024. The total amount paid, excluding dividends paid in respect of treasury shares held by the Group's companies other than BBVA, S.A., amounted to €1,668 million.
Shareholder remuneration during financial year 2025
Cash distributions
During the 2025 financial year, the Annual General Shareholders' Meeting and the Board of Directors approved the payment of the following cash amounts:
–The Annual General Shareholders' Meeting of BBVA held on March 21, 2025, approved, under item 1.3 of the Agenda, such cash distribution against the 2024 results as a final dividend for the 2024 financial year, for an amount equal to €0.41 gross (€0.3321 net of withholding tax) per outstanding BBVA share entitled to participate in this distribution, which was paid on April 10, 2025. The total amount paid, excluding dividends paid in respect of treasury shares held by the Group's companies other than BBVA, S.A., amounted to €2,357 million.
–By means of an inside information notice (información privilegiada) dated September 29, 2025, BBVA announced that the Board of Directors had approved the payment of a cash interim dividend of €0.32 gross (€0.2592 net of withholding tax) per each outstanding BBVA share entitled to participate in this distribution, which was paid on November 7, 2025. The total amount paid, excluding dividends paid in respect of treasury shares held by the Group's companies other than BBVA, S.A., amounted to €1,840 million.
The forecasted financial statement, drawn up in compliance with the applicable legal requirements, which evidenced the existence of sufficient liquidity to distribute the abovementioned amount approved by the Board of Directors of BBVA, was the following:

AVAILABLE AMOUNT FOR INTERIM DIVIDEND PAYMENTS (MILLIONS OF EUROS)

August 31, 2025
Profit of BBVA, S.A., after the provision for income tax	5,518
Constitution of legal reserve ⁽¹⁾	(110)
Maximum amount distributable	5,408
Amount of proposed interim dividend ⁽¹⁾	2,205
BBVA cash balance available to the date	27,334
(1) In the event that the maximum number of new shares authorized by the Board to satisfy the offer price in the public takeover bid made on Banco de Sabadell, S.A. were issued, which was rendered ineffective on October 16, 2025.

Other shareholder remuneration
On February 5, 2026, BBVA announced by means of an inside information notice filing with the CNMV that a cash distribution in the amount of €0.60 gross (€0.4860 net of withholding tax) per each of the outstanding shares entitled to receive said distribution, expected to be paid in April 2026 as the final dividend for the year 2025, was planned to be proposed to the corresponding governing bodies for consideration as ordinary remuneration to shareholders for 2025.
Share buyback programs
Share buyback program in 2023
On February 1, 2023, BBVA announced, among others, that it planned to submit for the consideration of the corresponding BBVA governing bodies the execution of a €422 million share buyback program, subject to obtaining the corresponding regulatory authorizations and to the communication of the specific terms and conditions of the share buyback program before its execution. On March 17, 2023, after receiving the required authorization from the ECB, BBVA announced through an Inside Information notice the execution of a time-scheduled buyback program for the repurchase of own shares in accordance with the Regulation (EU) No. 596/2014 of the European Parliament and of the Council of 16 April 2014 on market abuse and Commission Delegated Regulation (EU) No. 2016/1052 of March 8, 2016 ("the Regulations"), aimed at reducing BBVA’s share capital by a maximum monetary amount of €422 million. The execution was carried out internally by BBVA, executing the trades through BBVA. By means of an Other Relevant Information notice dated April 21, 2023, BBVA announced the completion of the share buyback program upon reaching the maximum monetary amount of €422 million, having acquired 64,643,559 own shares, between March 20 and April 20, 2023, representing, approximately, 1.07% of BBVA's share capital as of said date.
On June 2, 2023, BBVA notified through an Other Relevant Information notice a partial execution of the share capital reduction resolution adopted by the Annual General Shareholders’ Meeting of BBVA held on March 17, 2023, under item 3 of the agenda through the reduction of BBVA’s share capital in a nominal amount of €31,675,343.91 and the consequent redemption, charged to unrestricted reserves, of 64,643,559 own shares of €0.49 par value each acquired derivatively by BBVA in execution of the aforementioned share buyback program and which were held in treasury shares (see Notes 26, 27, 28 and 29).
On July 28, 2023, BBVA announced, by means of an Inside Information notice, its request to the ECB for the correspondent supervisory authorization in order to carry out a share buyback program of up to €1,000 million, subject to the authorization requested being granted, to the adoption of the corresponding corporate resolutions and to the communication of the specific terms and conditions of the share buyback program before its execution. This share buyback program was considered as an extraordinary shareholder distribution. On October 2, 2023, after receiving the required authorization from the ECB, BBVA announced that it would implement a buyback program for the repurchase of own shares in accordance with the Regulations, aimed at reducing BBVA’s share capital by a maximum monetary amount of €1,000 million. The execution was carried out internally by BBVA, executing the trades through BBVA.
By means of an Other Relevant Information notice dated November 29, 2023, BBVA announced the completion of the share buyback program upon reaching the maximum monetary amount of €1,000 million, having acquired 127,532,625 own shares, between October 2 and November 29, 2023, representing, approximately, 2.14% of BBVA's share capital as of said later date.
On December 19, 2023, BBVA notified through an Other Relevant Information notice the second partial execution of the share capital reduction resolution adopted by the Annual General Shareholders’ Meeting of BBVA held on March 17, 2023, under item 3 of the agenda through the reduction of BBVA’s share capital in a nominal amount of €62,490,986.25 and the consequent redemption, charged to unrestricted reserves, of the 127,532,625 own shares of €0.49 par value each acquired derivatively by BBVA in execution of the aforementioned extraordinary share buyback program and which were held in treasury shares (see Notes 26, 27, 28 and 29).

Share buyback program in 2024
On January 30, 2024, BBVA announced, among other matters, that it planned to submit for the consideration of the corresponding BBVA governing bodies the execution of a €781 million share buyback program, subject to obtaining the corresponding regulatory authorizations and to the communication of the specific terms and conditions of the share buyback program before its execution. On March 1, 2024, after receiving the required authorization from the ECB, BBVA announced by means of an Inside Information notice the execution of a time-scheduled buyback program for the repurchase of own shares, all in accordance with the Regulations, for a maximum monetary amount of €781 million. The execution was carried out externally by Citigroup Global Markets Europe AG.
By means of an Other Relevant Information notice dated April 9, 2024, BBVA announced the completion of the share buyback program upon reaching the maximum monetary amount, having acquired a total of 74,654,915 own shares, between March 4 and April 9, 2024, representing, approximately, 1.28% of BBVA's share capital as of such date.
On May 24, 2024, BBVA notified through an Other Relevant Information notice the partial execution of the share capital reduction resolution adopted by the Annual General Shareholders’ Meeting of BBVA held on March 15, 2024, under item 3 of the Agenda, through the reduction of BBVA’s share capital in a nominal amount of €36,580,908.35 and the consequent redemption, charged to unrestricted reserves, of the 74,654,915 own shares of €0.49 par value each acquired derivatively by BBVA in execution of the share buyback program and which were held as treasury shares (see Notes 26, 27, 28 and 29).
Share buyback programs in 2025
On January 30, 2025, BBVA announced, among other matters, the execution of a share buyback program of BBVA shares, with the purpose of reducing BBVA’s share capital, for a monetary amount of €993 million, subject to obtaining the corresponding regulatory authorizations and to the communication of the specific terms and conditions of the share buyback program before its execution.
On October 30, 2025, after receiving the required authorization from the ECB, BBVA announced by means of an Inside Information notice the execution of a time-scheduled buyback program for the repurchase of own shares, with the purpose of reducing BBVA's share capital, all in accordance with the Regulations, for a maximum monetary amount of €993 million. The execution was carried out externally by Citigroup Global Markets Europe AG. By means of an Other Relevant Information notice dated December 10, 2025, BBVA announced the completion of the share buyback program upon reaching the maximum monetary amount, having acquired a total of 54,316,765 BBVA shares, between October 31 and December 10, 2025, representing, approximately, 0.93% of BBVA's share capital as of such date. On December 23, 2025, BBVA notified through an Other Relevant Information notice the partial execution of the share capital reduction resolution adopted by the Annual General Shareholders’ Meeting of BBVA held on March 21, 2025, under item 3 of the Agenda, through the reduction of BBVA’s share capital in a nominal amount of €26,615,214.85 and the consequent redemption, charged to unrestricted reserves, of the 54,316,765 BBVA shares of €0.49 par value each acquired derivatively by BBVA in execution of the aforementioned BBVA share buyback program and which were held as treasury shares (see Notes 26, 27, 28 and 29).
On December 19, 2025, and after receiving the required authorization from the ECB, BBVA announced, by means of an Inside Information notice, that the Board of Directors of BBVA, at its meeting on December 18, 2025, had agreed to carry out the execution of a framework share buyback program for the repurchase of BBVA shares, all in accordance with the Regulations. This program will be executed in several tranches for a maximum monetary amount of €3,960 million, with the purpose of reducing BBVA's share capital (the "Framework Program"), without prejudice to the possibility of suspending or terminating the Framework Program early if circumstances warrant. It also announced that the Board of Directors agreed to execute a first tranche of the Framework Program in compliance with the Regulations, for the purpose of reducing BBVA's share capital for a maximum monetary amount of €1,500 million. The execution of this tranche started on December 22, 2025, and is carried out externally by J.P. Morgan SE. Between December 22, 2025 and February 13, 2026, J.P. Morgan SE has acquired 51,166,012 BBVA shares within this program.
Proposal on allocation of earnings of BBVA, S.A. for 2025
In accordance with current mercantile regulations, the earnings subject to distribution correspond to the individual result of Banco Bilbao Vizcaya Argentaria, SA, the parent company of the BBVA Group.

Below is the distribution of the earnings of Banco Bilbao Vizcaya Argentaria, S.A. for the 2025 financial year, which the Board of Directors will submit for approval to the Annual General Shareholders’ Meeting:

ALLOCATION OF EARNINGS (MILLIONS OF EUROS)

2025
Profit (loss) of BBVA, S.A. for the year	7,157
Distribution
Interim dividends	1,842
Final dividend	3,425
Reserves / Accumulated gains	1,889
5.Earnings per share
Basic and diluted earnings per share are calculated in accordance with the criteria established by IAS 33 "Earnings per share". For more information see Glossary.
The calculation of earnings per share is as follows:

BASIC AND DILUTED EARNINGS PER SHARE

	2025	2024	2023
Numerator for basic and diluted earnings per share (millions of euros)
Profit attributable to parent company	10,511	10,054	8,019
Adjustment: Additional Tier 1 securities ⁽¹⁾	(397)	(388)	(345)
Profit adjusted (millions of euros) (A)	10,114	9,666	7,675
Profit (loss) from continued operations (net of remuneration of Additional Tier 1 capital instruments)	10,114	9,666	7,675
Profit (loss) from discontinued operations (net of non-controlling interests) (B)	—	—	—
Denominator for basic earnings per share (number of shares outstanding, in millions) ⁽²⁾
Weighted average number of shares outstanding	5,762	5,793	5,988
Average treasury shares	(9)	(10)	(5)
Share buyback program (average)	(5)	(13)	(28)
Adjusted number of shares - Basic earnings per share (C)	5,748	5,769	5,954
Adjusted number of shares - diluted earnings per share (D)	5,748	5,769	5,954
Earnings (losses) per share	1.76	1.68	1.29
Basic earnings (losses) per share from continuing operations (Euros per share) A-B/C	1.76	1.68	1.29
Diluted earnings (losses) per share from continuing operations (Euros per share) A-B/D	1.76	1.68	1.29
Basic earnings (losses) per share from discontinued operations (Euros per share) B/C	—	—	—
Diluted earnings (losses) per share from discontinued operations (Euros per share) B/D	—	—	—
(1) Remuneration in the year related to perpetual contingent convertible securities, recognized in equity (see Note 22.4).
(2) For the calculation of earnings per share, the average number of shares in a year takes into account the redemptions made in such year related to the share buyback programs (see Note 4).

As of December 31, 2025, 2024 and 2023, there were no other financial instruments or share option commitments to employees that could potentially affect the calculation of the diluted earnings per share for the years presented. For this reason, basic and diluted earnings per share are the same.

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
As of December 31, 2025, the structure of the information by operating segments and the Corporate Center reported by the BBVA Group remains the same as that as of the closing of the 2024 financial year.
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
–Rest of Business mainly includes the wholesale activity carried out in Europe (excluding Spain), the United States and (through BBVA branches located therein) Asia, as well as the Group's digital banks in Italy and Germany.
The Corporate Center performs centralized Group functions, including: the costs of the head offices with a corporate function for the consolidated BBVA Group, management of structural exchange rate positions; certain portfolios, such as financial and industrial holdings; stakes in Funds & Investment Vehicles in tech companies; certain tax assets and liabilities; funds for employee commitments; goodwill and other intangible assets, as well as the financing of such portfolios and assets.
The breakdown of the BBVA Group’s total assets by operating segment and the Corporate Center as of December 31, 2025, 2024 and 2023 is as follows:

TOTAL GROUP ASSETS BY OPERATING SEGMENT (MILLIONS OF EUROS)

	2025	2024 ⁽¹⁾	2023 ⁽¹⁾
Spain	456,419	411,620	452,423
Mexico	182,525	168,470	173,489
Turkey	90,702	82,782	68,329
South America	76,648	73,997	64,779
Rest of Business	88,638	66,534	64,274
Subtotal Assets by Operating Segment	894,931	803,404	823,294
Corporate Center and adjustments	(35,355)	(31,002)	(47,736)
Total Assets BBVA Group	859,576	772,402	775,558
(1) In the first quarter of 2025 certain immaterial balance sheet amounts related to specific activities undertaken by the business units were reallocated between the operating segments and the Corporate Center. As a result, certain expenses were reallocated, in particular, between Spain, Rest of Business and the Corporate Center. In order to make the period-on-period comparison homogeneous, the figures for the years 2024 and 2023 have been revised, which has not affected the consolidated financial information of the Group.

The following table sets forth certain summarized information relating to the results of each operating segment and the Corporate Center for the years ended December 31, 2025, 2024 and 2023:

MAIN MARGINS AND PROFIT BY OPERATING SEGMENT (MILLIONS OF EUROS)

	Operating Segments
	BBVA Group	Spain	Mexico	Turkey	South America	Rest of Business	Corporate Center and adjustments
2025
Net interest income	26,280	6,588	11,424	3,079	4,830	828	(469)
Gross income	36,931	10,027	15,198	5,213	5,363	1,807	(678)
Operating profit (loss) before tax	16,227	5,933	7,341	1,863	1,758	772	(1,440)
Attributable profit (loss)	10,511	4,175	5,264	805	726	627	(1,086)
2024 (1)
Net interest income	25,267	6,384	11,556	1,492	5,589	742	(495)
Gross income	35,481	9,443	15,337	4,212	5,405	1,472	(388)
Operating profit (loss) before tax	15,405	5,263	7,522	1,741	1,342	648	(1,110)
Attributable profit (loss)	10,054	3,752	5,447	611	635	511	(901)
2023 (1)
Net interest income	23,089	5,570	11,054	1,869	4,394	539	(336)
Gross income	29,542	7,848	14,267	2,981	4,331	1,113	(999)
Operating profit (loss) before tax	12,419	3,855	7,329	1,324	1,189	499	(1,777)
Attributable profit (loss)	8,019	2,690	5,319	527	601	403	(1,522)
(1) In the first quarter of 2025 certain immaterial balance sheet amounts related to specific activities undertaken by the business units were reallocated between the operating segments and the Corporate Center. As a result, certain expenses were reallocated, in particular, between Spain, Rest of Business and the Corporate Center. In order to make the period-on-period comparison homogeneous, the figures for the years 2024 and 2023 have been revised, which has not affected the consolidated financial information of the Group.
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
In this context, there are a number of emerging risks that could affect the evolution of the Group’s business, including the below:
Macroeconomic and geopolitical risks
The Group is sensitive to the deterioration of economic conditions and the alteration of the institutional environment of the countries in which it operates, and is exposed to sovereign debt, particularly in Spain, Mexico and Turkey.
The global economy is undergoing significant changes, due in part to the policies of the U.S. administration. Uncertainty surrounding their consequences is exceptionally high, substantially increasing geopolitical, economic, and financial risks.

The increase in U.S. tariffs on imports from its trading partners has triggered financial market volatility, reinforcing global-wide risks. High uncertainty regarding the final level and duration of these tariffs could negatively impact the global economy, worsening the macroeconomic environment. As a result of adopted or announced tariffs, global growth could decelerate significantly.
While fiscal and monetary policies could partially offset the effects of global protectionism, notably in the Eurozone, where significant public spending increases have been announced, the impact of higher U.S. tariffs could be amplified by the adoption of retaliatory measures by other countries, sustained uncertainty, weakened confidence, and financial volatility, among other factors.
Rising tariffs also increase the risk of inflation in the United States and the Eurozone, which could further slow private demand and, at the same time, constrain the Federal Reserve’s and the ECB’s ability to lower rates if warranted by activity.
Beyond import tariffs, tighter controls on migration flows could also affect the labor market in the United States, add to inflationary pressures, and weigh on economic growth. The U.S. administration’s fiscal, monetary, regulatory, industrial, and foreign policies could likewise contribute to financial and macroeconomic volatility. This is compounded by concerns that the Federal Reserve’s independence in decision-making may be weakened by political considerations.
Amid growing uncertainty surrounding U.S. policies and the widening fiscal deficit, the U.S. risk premium could continue to rise, pushing up long-term sovereign yields and further weakening the U.S. dollar. These developments could trigger episodes of volatility, especially given the high public debt levels in both developed and emerging economies. Additionally, the relatively high valuations of AI-related assets constitute an additional source of uncertainty, with potential implications in the financial markets.
The rise of trade protectionism and the growing rivalry between the United States and China could further intensify geopolitical tensions, especially against the backdrop of ongoing conflicts in Ukraine and the Middle East, recent tensions in Latin America and Iran, and the Greenland crisis. In response to these risks and to changes in U.S. foreign policy, the European Union has taken steps to increase military spending, which could support growth but also add upward pressure on inflation and interest rates in the region.
Overall, rising global geopolitical tensions are increasing uncertainty about the global economy and the likelihood of economic and financial disruptions, including a recession.
The Group is exposed to, among others, the following general risks related to the economic and institutional environment in the countries where it operates: a deterioration in economic activity, including potential recession scenarios; inflationary pressures that could lead to a tightening of monetary conditions; stagflation triggered by intense or prolonged supply shocks, including as a result of a protectionist escalation or an increase in oil and gas prices; exchange rate volatility; adverse developments in real estate markets; changes in the institutional environment of the countries where the Group operates, which could lead to sudden and pronounced GDP contractions and/or shifts in regulatory or government policy, including capital controls, dividend restrictions, or the imposition of new taxes or levies; high levels of public debt or external deficits, which could lead to sovereign credit rating downgrades or even defaults or debt restructurings; the impact of the policies adopted by the current U.S. administration, about which significant uncertainty remains; and episodes of financial market volatility, such as those observed recently, that could result in significant losses for the Group.
In Spain, political, regulatory, and economic uncertainty could negatively impact activity. In Mexico, considerable uncertainty persists regarding the impact of the recently approved constitutional reforms, as well as the policies of the U.S. administration and the outcome of the review of the United States-Mexico-Canada free trade agreement (USMCA). In Turkey, despite the gradual improvement in macroeconomic conditions, the situation remains relatively unstable, marked by pressure on the Turkish lira, high inflation, a significant trade deficit, relatively low central bank foreign exchange reserves, and high external financing costs. Recent political and social tensions could also generate renewed bouts of financial volatility and macroeconomic risks. Moreover, uncertainty remains over the impact on Turkey of the geopolitical situation in the Middle East. In South America, ongoing and potential interventionist actions by the United States in some of its countries constitute a significant source of risk. In Argentina, despite the improvement in prospects following significant fiscal, monetary and exchange rate adjustments, the risk of economic and financial turmoil persists. Lastly, in Colombia and Peru, meteorological events, political tensions, and a deterioration of public finances could weigh on economic performance.
Any of these factors may have a significant adverse impact on the Group’s business, financial condition and results of operations.

Regulatory and reputational risks
Financial institutions are exposed to a complex and ever-changing regulatory environment defined by governments and regulators. Regulatory activity in recent years has affected multiple areas, including changes in accounting standards; strict regulation of capital, liquidity and remuneration; bank charges and taxes on financial transactions; regulations affecting mortgages, banking products and consumers and users; recovery and resolution measures; stress tests; prevention of money laundering and terrorist financing; market abuse; conduct in the financial markets; anti-corruption; and requirements as to the periodic publication of information. Governments, regulatory authorities and other institutions continually make proposals to strengthen the resistance of financial institutions to future crises. Further, there is an increasing focus on the climate-related financial risk management capabilities of banks (see section "Environmental, social and governance (“ESG”) risks may adversely impact the Group"). Any change in the Group’s business that is necessary to comply with any particular regulations at any given time, especially in Spain, Mexico or Turkey, could lead to a considerable loss of income, limit the Group’s ability to identify business opportunities, affect the valuation of its assets, force the Group to increase its prices and, therefore, reduce the demand for its products, impose additional costs on the Group or otherwise adversely affect its business, financial condition and results of operations.
The financial sector is under ever closer scrutiny by regulators, governments and society itself. In the course of activities, situations which might cause relevant reputational damage to the Group could arise and might affect the regular course of business.
New business, operational and legal risks
New technologies and forms of customer relationships: Developments in the digital world and in information technologies pose significant challenges for financial institutions, entailing threats (new competitors, disintermediation, etc.) but also opportunities (new framework of relations with customers, greater ability to adapt to their needs, new products and distribution channels, etc.). Digital transformation is a priority for the Group as it aims to lead digital banking of the future as one of its objectives. In this sense, digital transformation is a priority for the Group, which includes among its commitments the development of advanced Next Gen technological capabilities, artificial intelligence, and continuous improvement of the customer experience.
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
Model risk: it is possible that a model used in critical processes presents deficiencies in its design, implementation, use, or interpretation, generating incorrect estimations that affect risk granting, solvency, the financial statements, regulatory compliance, or the Group’s reputation. This risk arises mainly from the use of inadequate assumptions, limitations in data quality or errors in model coding, and is especially relevant in an environment of growing complexity and dependence on models. BBVA is exposed to this risk due to the intensive use of models in essential areas such as credit risk measurement, the calculation of provisions for contingencies, and the valuation of other financial instruments, and the magnitude of this exposure is increased by the volume and diversity of the portfolios, data heterogeneity, and the incorporation of macroeconomic scenarios in certain metrics.
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
As of December 31, 2025 and December 31, 2024, the Group had €805 million and €791 million, respectively, in provisions for the proceedings it is facing (included in the line "Provisions for taxes and other legal contingencies" in the consolidated balance sheet) (see Note 24), of which €583 million and €610 million, respectively, correspond to legal contingencies and €222 million and 181 million, respectively, to tax related matters (see Note 19). However, the uncertainty arising from these proceedings (including those for which no provisions have been made, either because the probability of an unfavorable outcome for the Group is estimated to be remote, or because it is not possible to estimate them or for other reasons) makes it impossible to guarantee that the possible losses arising from the resolution of these proceedings will not exceed, where applicable, the amounts that the Group currently has provisioned and, therefore, could affect the Group's consolidated results in a given period.
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
Spanish judicial authorities are investigating the activities of Centro Exclusivo de Negocios y Transacciones, S.L. (“Cenyt”). Such investigation includes the provision of services by Cenyt to BBVA. On July 29, 2019, BBVA was named as an investigated party (investigado) in a criminal judicial investigation (Preliminary Proceeding No. 96/2017 – Piece No. 9, Central Investigating Court No. 6 of the National High Court) for alleged facts which could constitute bribery, revelation of secrets and corruption. Certain current and former employees of the Group, as well as former directors and officers, have also been named as investigated parties in connection with this investigation. Since the beginning of the investigation, BBVA has been proactively collaborating with the Spanish judicial authorities, including sharing with the courts information obtained in the internal investigation hired by the entity in 2019 to contribute to the clarification of the facts.
By order of the Criminal Chamber of the National High Court, the pre-trial phase ended on January 29, 2024. On June 20, 2024, the Judge issued an order authorizing the continuation of abbreviated criminal proceedings against the Bank and certain current and former employees of the Bank, as well as against some former directors and officers, for alleged facts which could constitute bribery and revelation of secrets. It is not possible at this time to predict the possible outcomes or implications for the Group of this matter, including any fines, damages or harm to the Group’s reputation caused thereby.

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
ESG risks include short, medium and long-term risks that may adversely affect the Group and its customers or counterparties. ESG is an area of significant public debate and focus for governments and regulators, investors, the Group’s customers and counterparties, and other stakeholders, and, as a result, ESG risks are expected to continue to evolve, and may increase, over time.
Among others, ESG risks include the following:
- Physical risks. The activities of the Group or those of its customers or counterparties could be adversely affected by the physical risks (including acute and chronic) arising from climate change or other environmental challenges. For example, extreme weather events and chronic shifts in the climate may damage or destroy properties and other assets of the Group or those of its customers or counterparties, make the insurance against certain risks more expensive or unfeasible, result in increased costs, or otherwise disrupt their respective operations (for example, if supply chains are disrupted as a result), diminishing –in the case of the Group’s customers or counterparties - their repayment capacity and, if applicable, the value of assets granted as collateral to the Group. The Group is also exposed to potential long-term physical risks arising from climate change and other environmental challenges, such as any ensuing deterioration in economic conditions that results in credit-related costs, or potential impacts on the Group’s assets and operations. The Group could also be required to change its business models in response to the foregoing.
- Legal and regulatory risks. The ESG legal and regulatory landscape is increasingly fragmented. While legislatures and regulatory authorities in many jurisdictions continue to impose extensive requirements for financial institutions to integrate ESG considerations into their risk management and reporting frameworks, others are taking a different approach, with regulatory developments moving in the opposite direction, and a reduced emphasis on climate-related risk supervision, adding further complexity and uncertainty to the compliance environment. Legal and regulatory changes related to how banks consider and manage climate and other ESG risks or otherwise affecting banking practices or disclosure of information have resulted, and may continue to result, in higher compliance, operational and credit risks and costs. The Group’s customers and counterparties may be exposed to similar legal and regulatory changes, increasing their own compliance and operational risks and costs. Further, legal and regulatory changes have resulted, and may continue to result, in legal uncertainty and the existence of overlapping or conflicting regulatory or other requirements. They may also give rise to regulatory asymmetries whereby some persons, including the Group and its customers and counterparties, are more heavily regulated than others, placing such persons at a disadvantage. The Group or its customers or counterparties may be unable to meet any new requirements on a timely basis or at all, including new product and service specifications, governance frameworks and practices and disclosure requirements and standards. We expect ESG-related legal and regulatory requirements to continue to evolve in the coming years. In the case of banks in particular, such evolving laws and regulations could include further requirements or restrictions related to lending, investing, capital and liquidity adequacy and operational resilience. The incorporation of ESG risks in the existing prudential framework is still developing and may result in increased risk weighting of certain assets. Moreover, there are significant risks and uncertainties inherent in the development of adequate risk assessment and modeling capabilities with respect to ESG-related matters and the collection and use of customer, third-party and other data, which may result in the Group’s systems or frameworks (or those of its customers and counterparties, where applicable) being inadequate, inaccurate or based on incorrect or insufficient customer, third-party or other data, any of which could adversely affect the Group’s disclosure and financial reporting. Further, increased and/or divergent regulation arising from climate change and other ESG-related challenges could result in increased litigation by different stakeholders (including non-governmental organizations (NGOs)) and regulatory investigations and actions.
- Technological risks. Certain of the Group’s customers and counterparties may be adversely affected by the progressive transition to a low-carbon economy and/or risks and costs associated with new low-carbon technologies. If the Group’s customers and counterparties fail to adapt to the transition to a low-carbon economy, or if the costs of doing so adversely affect their creditworthiness, this could adversely affect the Group’s loan portfolios.

- Market risks. The Group and certain of the Group’s customers and counterparties may be adversely affected by changes in market preferences due to, among other things, increased ESG concern, on the one hand, or an opposing sentiment, on the other. These changes could impact the demand for our products and services, as well as for those of our customers and counterparties, and investor interest in our securities. Further, the funding costs of businesses that are perceived to be more exposed to climate change or to other ESG-related risks could increase. Any of this could result in the reduced creditworthiness of such customers and counterparties, adversely affecting the Group’s relevant loan portfolios. The Group and its customers and counterparties could also be adversely affected by changes in prices resulting from shifts in demand or supply brought by climate change or other ESG-related factors, including prices of energy and raw materials, or by their inability to foresee or hedge any such changes.
- Reputational risks. The perception of climate change and other ESG-related matters as a risk and an appropriate consideration in business and investment decisions, by society, shareholders, customers, governments and other stakeholders (including NGOs), continues to evolve, including in relation to the financial sector’s activities. This may result in increased scrutiny of the Group’s activities, as well as its ESG-related policies, goals, decisions, disclosures or communications. The Group’s reputation and ability to attract or retain customers may be harmed if its response to concerns regarding ESG-related matters is deemed to be insufficient or inappropriate or if a perception is generated among the different stakeholders that the Group’s statements, actions or disclosure do not fairly reflect the underlying sustainability profile of the Group, its products, services, goals and/or policies. At the same time, the Group may refrain from undertaking lending or investing activities or other services that would otherwise have been profitable in order to fulfill its ESG obligations or goals or to avoid reputational harm. Divergent views on ESG policies may also have a negative impact on the Group’s reputation. Increased scrutiny of the Group’s activities, as well as its ESG-related policies, goals, decisions, disclosures and communications, may result in litigation and investigations and supervisory actions (including potential greenwashing or greenhushing claims). The Group has disclosed certain aspirational ESG-related goals and such goals, which are being pursued over the long term, may prove to be considerably more costly or difficult than currently expected, or even impossible, to achieve, including as a result of changes in regulation and policy, the pace of technological change and innovation and the actions of governments and the Group’s customers and competitors. Potential greenwashing claims arising from ESG-related statements, disclosure and/or actions of the Group may also give rise to reputational risks.
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
–Improve the financial health of our clients, help them in their decision-making and in the daily management of their finances based on personalized advice.

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
Since 2024, the Group has begun incorporating climate risk factors into the process of calculating expected credit losses for loan portfolios through statistical models that consider both potential damage to collateral and the effect on customers' ability to pay due to physical and transition risks in the Group's main geographies. In particular, transition risk has been assessed using an approach that allows capturing its effect on the probability of default (PD) and the impact on customers' provisions in Stage 2 as well as a transfer of exposures from Stage 1 to Stage 2 for corporate portfolios. For physical risk, an approach has been used that would allow estimating the potential deterioration in the value of collateral (real estate assets in corporate and retail portfolios) and its effect on LGD. As of December 31, 2025 and 2024, the impact recorded for these risks was not significant. The Group will continue working to incorporate in these models the information available from time to time.
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
–CCF – Wholesale/retail: percentage of initial drawn balance, debtor’s commercial segment, days past due, forbearance, credit limit activity, time on books.
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

Within this credit risk management framework, the Group has procedures that seek to guarantee the review, at least annually, of all its wholesale counterparties through the so-called financial programs, which include the current and proposed positioning of the Group with the customer in terms of credit risk. This review is based on a detailed analysis of the client's up-to-date financial situation, which is complemented by other information available in relation to individual perspectives on business performance, industry trends, macroeconomic prospects or other public data. As a result of this analysis, the preliminary rating of the client is obtained, which, after undergoing the internal procedure, can be revised down if deemed appropriate (e.g., general economic environment or evolution of the sector). These factors in addition to the information that the client can provide are used to review the ratings even before the scheduled financial plan reviews are conducted if circumstances so warrant.
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
d.(Re)-investments that are needed to preserve cash flows should be considered, as well as any foreseeable future cash flow changes (e.g. if a patent or a long-term loan expires).
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
c.Exposure is significantly collateralized, and this collateral is central to cash flow generation.
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
Specifically, a contract will be transferred to stage 2 when the following two conditions are met by comparing the current PD values and the origination PD values:
(Current PD) / (Origination PD) - 1*100 >Relative Threshold (%) and
Current PD – Origination PD > Absolute threshold (bps)
These absolute and relative variation thresholds are consistently established for each geographical area and for each portfolio, taking into account their particularities and based on the principles described. The thresholds set by each geographical area are included within the annual review process and, generally speaking, are in the range of 130% to 250% for the relative threshold and from 30 to 100 basis points for the absolute threshold. Specifically, in BBVA, S.A.'s wholesale portfolio the relative threshold is from 180% to 200% and the absolute threshold ranges from 30 to 100 basis points; in the retail portfolio the relative threshold is 200% while the absolute threshold ranges between 50 and 100 basis points. For BBVA Mexico, the relative threshold for the wholesale portfolio is between 180% and 200% and the absolute threshold is between 30 basis points and 80 basis points. For the majority of the retail portfolio, the relative threshold is in the range of 170% and 250% and the absolute threshold between 10 and 100 basis points.
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
Risk Parameters Adjusted by Macroeconomic Scenarios
Expected Credit Loss (ECL) must include forward-looking information, in accordance with IFRS 9, which states that the comprehensive credit risk information must incorporate not only historical information but also all relevant credit information, also including forward-looking macroeconomic information. BBVA uses the typical credit risk parameters PD, LGD and EAD in order to calculate the ECL for the credit portfolios.
BBVA methodological approach in order to incorporate the forward-looking information aims to determine the relation between macroeconomic variables and risk parameters following three main steps:
–Step 1: Analysis and transformation of time series data.
–Step 2: For each dependent variable find conditional forecasting models that are economically consistent.
–Step 3: Select the best conditional forecasting model from the set of candidates defined in Step 2, based on their forecasting capacity.
How economic scenarios are reflected in the calculation of ECL
The forward-looking component is added to the calculation of the ECL through the introduction of macroeconomic scenarios as an input. Inputs highly depend on the particular combination of region and portfolio, so inputs are adapted to available data regarding each of them.
Based on economic theory and analysis, the main indicators most directly relevant for explaining and forecasting the selected risk parameters (PD, LGD and EAD) are:
–The net income of families, corporates or public administrations.
–The outstanding payment amounts on the principal and interest on the financial instruments.
–The value of the collateral assets pledged to the loan.
The BBVA Group estimates these parameters using a proxy indicator derived from the set of variables included in the macroeconomic scenarios provided by BBVA Research.
Only a single specific indicator for each of the three categories can be used and only one of the following core macroeconomic indicators should be chosen as first option:
–The real GDP growth for the purpose of conditional forecasting can be seen as the only “factor” required for capturing the influence of all potentially relevant macro-financial scenarios on internal PDs and LGD.
–The most representative short-term interest rate (typically the policy rate or the most liquid sovereign yield or interbank rate) or exchange rates expressed in real terms.
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

BBVA Research produces forecasts of the macroeconomic variables under the baseline scenario, which are used in the rest of the related processes of the Group, such as budgeting, ICAAP (Internal Capital Adequacy Assessment Process) and Risk Appetite Framework, stress testing, recovery plan, etc.
Additionally, BBVA Research produces alternative scenarios to the baseline scenario so as to meet the requirements under the IFRS 9 standard.
Alternative macroeconomic scenarios
–For each of the macro-financial variables, BBVA Research produces three scenarios.
–BBVA Research tracks, analyzes and forecasts the economic environment to provide a consistent forward-looking assessment about the most likely scenario and risks that impact BBVA’s footprint. To build economic scenarios, BBVA Research combines official data, econometric techniques and expert judgement.
–Each of these scenarios corresponds to the expected value of a different area of the probabilistic distribution of the possible projections of the economic variables. These areas are not symmetric with respect to the baseline scenario, as the methodology used to generate alternative scenarios explicitly incorporates the asymmetry of macroeconomic risks. In this regard, BBVA selects those quartiles of the distribution that allow for the capture of events that are sufficiently differentiated from the central scenario, while remaining plausible and consistent with the forward-looking forecasting framework, thereby excluding extreme scenarios typically associated with stress-testing exercises.
–The non-linearity overlay is defined as the ratio between the probability-weighted ECL under the alternative scenarios and the baseline scenario, where the scenario’s probability depends on the distance of the alternative scenarios from the base one. This non-linearity overlay ratio is calculated on a differentiated basis by accounting stage and risk segment, with the objective of appropriately reflecting the varying sensitivity of expected credit losses to macroeconomic conditions across portfolios. In addition, floors are applied to this ratio in order to prevent the consideration of negative values, thereby ensuring that the use of multiple scenarios does not artificially reduce expected credit losses relative to those estimated under the baseline scenario.
–BBVA Group establishes equally weighted scenarios, being the probability 34% for the baseline scenario, 33% for the unfavorable alternative scenario and 33% for the favorable alternative scenario.
The approach in the BBVA Group is based on the use of the most likely scenario, which is the baseline scenario, consistent with other internal processes (ICAAP, budgeting, etc.). The impact of the use of multiple scenarios is subsequently incorporated, calculated on the basis of the probability-weighted expected loss determined for each scenario.
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

BBVA Research forecasts a maximum of five years for the macroeconomic variables. The following forecasts (positive base and negative scenarios) of the GDP growth, unemployment rate and House Price Index (HPI), for the most relevant countries where they represent a significant factor, provided by BBVA Research, were used for the calculation of the ECL as of December 31, 2025:

POSITIVE SCENARIO OF GDP, UNEMPLOYMENT RATE AND HPI FOR THE MAIN GEOGRAPHICAL AREAS

	Spain			Mexico			Turkey
Date	GDP	Unemployment	HPI	GDP	Unemployment	HPI	GDP	Unemployment
2025	2.94%	9.89%	8.26%	0.69%	2.75%	4.81%	3.82%	8.52%
2026	3.58%	7.08%	7.91%	2.74%	2.99%	4.37%	7.47%	8.65%
2027	5.36%	6.52%	7.34%	3.94%	2.90%	4.17%	9.29%	7.89%
2028	6.75%	6.09%	7.34%	3.65%	2.78%	4.47%	5.77%	7.98%
2029	7.21%	5.81%	7.28%	3.58%	2.70%	4.65%	5.84%	8.29%
2030	6.90%	5.61%	6.44%	3.55%	2.80%	4.63%	5.53%	8.45%

	Peru		Argentina		Colombia
Date	GDP	Unemployment	GDP	Unemployment	GDP	Unemployment
2025	3.35%	5.98%	4.58%	8.17%	2.89%	8.64%
2026	3.87%	6.06%	4.92%	7.97%	4.41%	8.43%
2027	4.03%	5.94%	7.41%	6.91%	4.24%	8.24%
2028	4.15%	5.79%	8.04%	5.77%	4.29%	8.06%
2029	3.91%	5.69%	8.10%	4.80%	4.38%	8.15%
2030	3.79%	5.59%	7.94%	3.97%	4.45%	8.16%

BASE SCENARIO OF GDP, UNEMPLOYMENT RATE AND HPI FOR THE MAIN GEOGRAPHICAL AREAS

	Spain			Mexico			Turkey
Date	GDP	Unemployment	HPI	GDP	Unemployment	HPI	GDP	Unemployment
2025	2.90%	10.58%	8.24%	0.67%	2.75%	4.81%	3.75%	8.53%
2026	2.39%	9.95%	6.67%	1.25%	3.08%	4.38%	3.97%	9.23%
2027	2.03%	9.60%	3.35%	1.71%	3.13%	4.00%	5.46%	9.35%
2028	1.96%	9.30%	1.61%	1.80%	3.06%	3.89%	3.20%	9.75%
2029	1.96%	9.05%	1.20%	1.86%	3.01%	3.88%	4.06%	10.00%
2030	1.99%	8.80%	1.04%	1.90%	3.12%	3.72%	4.03%	10.00%

	Peru		Argentina		Colombia
Date	GDP	Unemployment	GDP	Unemployment	GDP	Unemployment
2025	3.34%	5.98%	4.47%	8.18%	2.68%	8.64%
2026	3.09%	6.10%	3.02%	8.10%	2.81%	8.70%
2027	2.58%	6.07%	3.04%	7.33%	2.76%	8.78%
2028	2.78%	6.00%	2.99%	6.43%	2.98%	8.76%
2029	2.67%	5.95%	3.04%	5.60%	3.13%	8.96%
2030	2.63%	5.90%	2.99%	4.83%	3.22%	9.06%

NEGATIVE SCENARIO OF GDP, UNEMPLOYMENT RATE AND HPI FOR THE MAIN GEOGRAPHICAL AREAS

	Spain			Mexico			Turkey
Date	GDP	Unemployment	HPI	GDP	Unemployment	HPI	GDP	Unemployment
2025	2.86%	11.26%	8.21%	0.63%	2.75%	4.80%	3.69%	8.53%
2026	1.27%	12.81%	5.49%	0.11%	3.15%	4.38%	1.90%	9.55%
2027	(0.95)%	12.65%	(0.17)%	(0.13)%	3.31%	3.86%	2.53%	10.33%
2028	(2.39)%	12.49%	(3.44)%	0.24%	3.30%	3.41%	1.38%	11.01%
2029	(2.95)%	12.28%	(4.28)%	0.40%	3.28%	3.25%	3.16%	11.14%
2030	(2.66)%	11.98%	(3.91)%	0.45%	3.39%	2.96%	3.20%	10.97%

	Peru		Argentina		Colombia
Date	GDP	Unemployment	GDP	Unemployment	GDP	Unemployment
2025	3.16%	5.99%	4.29%	8.18%	2.49%	8.65%
2026	0.98%	6.24%	0.00%	8.32%	0.61%	9.04%
2027	0.31%	6.35%	(2.05)%	7.88%	0.50%	9.56%
2028	0.66%	6.38%	(2.27)%	7.20%	1.22%	9.76%
2029	0.67%	6.41%	(2.03)%	6.48%	1.53%	10.09%
2030	0.73%	6.42%	(1.91)%	5.72%	1.67%	10.29%
The estimate for the then-following five years of the following rates, used in the measurement of the expected loss as of December 31, 2024, consistent with the latest estimates made public at that date, was:

POSITIVE SCENARIO OF GDP, UNEMPLOYMENT RATE AND HPI FOR THE MAIN GEOGRAPHICAL AREAS

	Spain			Mexico			Turkey
Date	GDP	Unemployment	HPI	GDP	Unemployment	HPI	GDP	Unemployment
2024	3.13%	10.97%	3.01%	1.25%	2.75%	4.57%	3.25%	8.79%
2025	3.48%	8.78%	5.55%	2.48%	3.04%	4.85%	5.97%	9.89%
2026	5.02%	8.17%	6.98%	3.87%	3.03%	4.38%	8.35%	9.27%
2027	6.65%	7.64%	7.96%	3.54%	2.89%	4.82%	6.76%	8.80%
2028	7.05%	7.21%	7.69%	3.58%	2.77%	5.12%	5.88%	8.81%
2029	6.70%	6.96%	6.81%	3.52%	2.73%	5.46%	5.51%	8.96%

	Peru		Argentina		Colombia
Date	GDP	Unemployment	GDP	Unemployment	GDP	Unemployment
2024	3.12%	6.59%	(3.66)%	10.37%	2.16%	10.20%
2025	3.45%	6.55%	7.37%	8.67%	4.09%	10.07%
2026	4.15%	6.44%	8.83%	7.13%	4.68%	9.72%
2027	4.12%	6.31%	8.54%	5.92%	4.23%	9.11%
2028	3.70%	6.20%	8.60%	5.05%	4.21%	8.55%
2029	3.57%	6.12%	8.44%	4.50%	4.22%	7.95%

BASE SCENARIO OF GDP, UNEMPLOYMENT RATE AND HPI FOR THE MAIN GEOGRAPHICAL AREAS

	Spain			Mexico			Turkey
Date	GDP	Unemployment	HPI	GDP	Unemployment	HPI	GDP	Unemployment
2024	3.09%	11.43%	2.99%	1.24%	2.75%	4.57%	3.18%	8.80%
2025	2.29%	10.75%	4.32%	0.99%	3.13%	4.85%	2.48%	10.46%
2026	1.69%	10.35%	2.99%	1.64%	3.25%	4.21%	4.52%	10.73%
2027	1.86%	9.95%	2.24%	1.70%	3.17%	4.23%	4.18%	10.58%
2028	1.80%	9.55%	1.61%	1.87%	3.08%	4.36%	4.11%	10.52%
2029	1.80%	9.25%	1.41%	1.87%	3.04%	4.55%	4.01%	10.51%

	Peru		Argentina		Colombia
Date	GDP	Unemployment	GDP	Unemployment	GDP	Unemployment
2024	3.10%	6.59%	(3.76)%	10.38%	1.96%	10.20%
2025	2.67%	6.59%	5.48%	8.80%	2.49%	10.34%
2026	2.70%	6.57%	4.47%	7.55%	3.19%	10.26%
2027	2.75%	6.52%	3.48%	6.58%	2.92%	9.81%
2028	2.45%	6.47%	3.54%	5.85%	2.96%	9.36%
2029	2.41%	6.42%	3.48%	5.35%	2.99%	8.86%

NEGATIVE SCENARIO OF GDP, UNEMPLOYMENT RATE AND HPI FOR THE MAIN GEOGRAPHICAL AREAS

	Spain			Mexico			Turkey
Date	GDP	Unemployment	HPI	GDP	Unemployment	HPI	GDP	Unemployment
2024	3.05%	11.88%	2.97%	1.20%	2.75%	4.56%	3.13%	8.80%
2025	1.18%	12.71%	3.15%	(0.16)%	3.20%	4.86%	0.41%	10.79%
2026	(1.30)%	12.50%	(0.53)%	(0.20)%	3.43%	4.07%	1.59%	11.71%
2027	(2.50)%	12.24%	(2.81)%	0.14%	3.41%	3.76%	2.37%	11.83%
2028	(3.11)%	11.88%	(3.87)%	0.40%	3.34%	3.72%	3.21%	11.67%
2029	(2.86)%	11.53%	(3.55)%	0.42%	3.32%	3.79%	3.18%	11.47%

	Peru		Argentina		Colombia
Date	GDP	Unemployment	GDP	Unemployment	GDP	Unemployment
2024	2.92%	6.60%	(3.93)%	10.38%	1.77%	10.21%
2025	0.56%	6.73%	2.46%	9.02%	0.30%	10.68%
2026	0.43%	6.85%	(0.60)%	8.10%	0.93%	11.04%
2027	0.63%	6.90%	(1.79)%	7.35%	1.16%	10.81%
2028	0.46%	6.93%	(1.53)%	6.73%	1.36%	10.49%
2029	0.51%	6.95%	(1.41)%	6.25%	1.44%	10.09%

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

EXPECTED LOSS VARIATION AS OF DECEMBER 31, 2025

	BBVA Group				Spain			Mexico				Turkey
GDP	Total Portfolio	Retail	Companies	Debt securities	Total Portfolio	Companies	Retail	Total Portfolio	Companies	Retail	Total Portfolio	Companies	Retail
- 100 bps	161	136	24	1	32	12	20	76	6	70	34	5	28
+100 bps	(168)	(144)	(23)	(1)	(31)	(12)	(19)	(86)	(5)	(81)	(33)	(5)	(27)
Housing price
- 100 bps							29
+100 bps							(28)

EXPECTED LOSS VARIATION AS OF DECEMBER 31, 2024

	BBVA Group				Spain			Mexico			Turkey
GDP	Total Portfolio	Retail	Companies	Debt securities	Total Portfolio	Companies	Retail	Total Portfolio	Companies	Retail	Total Portfolio	Companies	Retail
- 100 bps	153	135	17	1	28	8	20	74	2	72	32	5	27
+100 bps	(170)	(145)	(20)	(1)	(26)	(8)	(18)	(92)	(3)	(89)	(33)	(9)	(21)
Housing price
- 100 bps							28
+100 bps							(27)
Estimation models and additional adjustments to expected loss measurement
The Group periodically reviews its individual estimates and its models for collective estimates of expected losses, as well as the impact of macroeconomic scenarios considered for such purposes. It should be noted that, although these updates incorporate the best information available at any given time, they may not fully reflect the most recent developments in the economic environment, especially in contexts of high uncertainty and volatility or with respect to very recent events still underway. Furthermore, the Group may supplement such expected losses to incorporate effects that may not be included therein, either because it considers that there are additional risk factors, or because of the need to reflect sectoral particularities or those that may affect a set of operations or borrowers. Those adjustments are made according to a formal internal approval process established for this purpose, including, among others, the relevant committees of the Global Risk Management Committee (hereinafter, "GRMC").
As of December 31, 2025, the Group has not recorded any material adjustment to the models used in the estimation of expected credit losses following the reversal and, to a lesser extent, the use of the €33 million recorded as of December 31, 2024 related to the damage caused by Isolated Depression at High Levels (DANA) - in different Spanish municipalities between October 28 and November 4, 2024. As of December 31, 2023, €227 million were recorded as adjustments in Spain due to the review of the Loss Given Default (LGD) of certain specific transactions considered unlikely to pay mainly related to the mortgage portfolio, and €25 million in adjustments were recorded at a contract level in Turkey.

7.2.2Credit risk exposure
BBVA Group’s credit risk exposure by headings in the consolidated balance sheets as of December 31, 2025, 2024 and 2023 is provided below. It does not consider the loss allowances and the availability of collateral or other credit enhancements to enable compliance with payment obligations. The details are broken down by category of financial instruments:

MAXIMUM CREDIT RISK EXPOSURE (MILLIONS OF EUROS)

	Notes	December 2025	Stage 1	Stage 2	Stage 3
Financial assets held for trading		90,634
Equity instruments	10	9,901
Debt securities	10	30,846
Loans and advances	10	49,887
Non-trading financial assets mandatorily at fair value through profit or loss		11,272
Equity instruments	11	10,539
Debt securities	11	192
Loans and advances	11	541
Financial assets designated at fair value through profit or loss	12	1,006
Derivatives (trading and hedging)		49,141
Financial assets at fair value through other comprehensive income		58,919
Equity instruments	13	1,360
Debt securities		57,046	57,020	—	25
Loans and advances		513	24	488	—
Financial assets at amortized cost		581,271	536,123	30,765	14,383
Debt securities		73,429	73,387	5	37
Loans and advances to central banks		10,881	10,881	—	—
Loans and advances to credit institutions		24,263	24,230	34	—
Loans and advances to customers		472,697	427,625	30,727	14,346
Total financial assets risk		792,242
Total loan commitments and financial guarantees		312,578	303,063	8,839	676
Loan commitments given	33	227,554	220,990	6,385	179
Financial guarantees given	33	24,865	23,988	739	138
Other commitments given	33	60,159	58,084	1,715	359
Total maximum credit exposure		1,104,820

MAXIMUM CREDIT RISK EXPOSURE (MILLIONS OF EUROS)

	Notes	December 2024	Stage 1	Stage 2	Stage 3
Financial assets held for trading		72,945
Equity instruments	10	6,760
Debt securities	10	27,955
Loans and advances	10	38,230
Non-trading financial assets mandatorily at fair value through profit or loss		10,546
Equity instruments	11	9,782
Debt securities	11	407
Loans and advances	11	358
Financial assets designated at fair value through profit or loss	12	836
Derivatives (trading and hedging)		53,229
Financial assets at fair value through other comprehensive income		59,115
Equity instruments	13	1,451
Debt securities		57,639	55,315	2,309	16
Loans and advances	13	25	25	—	—
Financial assets at amortized cost		514,086	467,910	31,930	14,246
Debt securities		59,070	58,887	149	34
Loans and advances to central banks		8,261	8,261	—	—
Loans and advances to credit institutions		22,668	22,658	8	2
Loans and advances to customers		424,087	378,104	31,772	14,211
Total financial assets risk		710,757
Total loan commitments and financial guarantees		262,233	253,291	8,150	791
Loan commitments given	33	188,515	182,830	5,524	160
Financial guarantees given	33	22,503	21,513	798	192
Other commitments given	33	51,215	48,948	1,828	439
Total maximum credit exposure		972,990

MAXIMUM CREDIT RISK EXPOSURE (MILLIONS OF EUROS)

	Notes	December 2023	Stage 1	Stage 2	Stage 3
Financial assets held for trading		106,749
Equity instruments	10	4,589
Debt securities	10	28,569
Loans and advances	10	73,590
Non-trading financial assets mandatorily at fair value through profit or loss		8,737
Equity instruments	11	7,963
Debt securities	11	484
Loans and advances	11	290
Financial assets designated at fair value through profit or loss	12	955
Derivatives (trading and hedging)		48,747
Financial assets at fair value through other comprehensive income		62,289
Equity instruments	13	1,217
Debt securities		61,047	60,255	771	21
Loans and advances	13	26	26	—	—
Financial assets at amortized cost		463,130	410,590	38,061	14,478
Debt securities		49,544	49,403	108	32
Loans and advances to central banks		7,176	7,176	—	—
Loans and advances to credit institutions		17,498	17,478	18	2
Loans and advances to customers		388,912	336,533	37,935	14,444
Total financial assets risk		690,606
Total loan commitments and financial guarantees		214,283	204,842	8,411	1,030
Loan commitments given	33	152,868	147,376	5,326	165
Financial guarantees given	33	18,839	17,612	998	229
Other commitments given	33	42,577	39,854	2,087	636
Total maximum credit exposure		904,889

The maximum credit exposure presented in the table above is determined by type of financial asset as explained below:
–In the case of financial instruments recognized in the consolidated balance sheets, exposure to credit risk is considered equal to its carrying amount (not including loss allowances) with the only exception of trading and hedging derivatives in which the criterion described below applies.
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
As of December 31, 2025, there are no financial assets classified as purchased or originated credit-impaired in the consolidated balance sheets of the BBVA Group.

The breakdown by geographical area and stage of the maximum credit risk exposure, the accumulated allowances recorded and the carrying amount of the loans and advances to customers recorded at amortized cost as of December 31, 2025, 2024 and 2023 is shown below:

DECEMBER 2025 (MILLIONS OF EUROS)

	Gross exposure				Accumulated allowances				Carrying amount
	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Spain (1)	261,536	239,762	15,141	6,633	(4,699)	(528)	(602)	(3,569)	256,838	239,235	14,539	3,064
Mexico	100,699	91,333	6,549	2,817	(3,482)	(1,346)	(629)	(1,507)	97,217	89,987	5,919	1,310
Turkey (2)	55,756	48,214	4,866	2,676	(2,011)	(176)	(356)	(1,478)	53,745	48,038	4,510	1,198
South America (3)	53,331	46,988	4,140	2,203	(2,095)	(373)	(299)	(1,423)	51,235	46,614	3,841	780
Others	1,375	1,327	31	16	(9)	(1)	(1)	(7)	1,366	1,326	30	9
Total (4)	472,697	427,625	30,727	14,346	(12,297)	(2,424)	(1,887)	(7,985)	460,401	425,200	28,840	6,361
Of which: individual					(1,304)	(15)	(266)	(1,023)
Of which: collective					(10,992)	(2,409)	(1,622)	(6,962)
(1) Spain includes all countries where BBVA, S.A. operates.
(2) Turkey includes all countries in which Garanti BBVA operates.
(3) In South America, BBVA Group operates mainly in Argentina, Colombia, Peru and Uruguay.
(4) The amount of the accumulated allowances includes the provisions recorded for credit risk over the remaining expected lifetime of purchased financial instruments. Those provisions were determined at the moment of the Purchase Price Allocation and were originated mainly in the acquisition of Catalunya Banc S.A. (as of December 31, 2025, the remaining balance was €76 million). These valuation adjustments are recognized in the consolidated income statement during the residual life of the relevant instruments or value corrections are made when the losses materialize.

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
(3) In South America, BBVA Group operates mainly in Argentina, Colombia, Peru and Uruguay.
(4) The amount of the accumulated allowances includes the provisions recorded for credit risk over the remaining expected lifetime of purchased financial instruments. Those provisions were determined at the moment of the Purchase Price Allocation and were originated mainly in the acquisition of Catalunya Banc S.A. (as of December 31, 2024 the remaining balance was €107 million). These valuation adjustments are recognized in the consolidated income statement during the residual life of the relevant instruments or value corrections are made when the losses materialize.

DECEMBER 2023 (MILLIONS OF EUROS)

	Gross exposure				Accumulated allowances				Carrying amount
	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Spain (1)	214,522	183,503	22,953	8,066	(4,593)	(503)	(714)	(3,375)	209,929	183,000	22,239	4,690
Mexico	91,086	81,619	6,995	2,472	(3,049)	(1,097)	(620)	(1,332)	88,037	80,522	6,375	1,140
Turkey (2)	39,058	34,105	3,234	1,719	(1,641)	(167)	(314)	(1,160)	37,416	33,938	2,920	559
South America (3)	43,151	36,237	4,738	2,176	(1,976)	(319)	(377)	(1,280)	41,175	35,918	4,362	896
Others	1,094	1,069	15	11	(10)	—	(1)	(8)	1,085	1,068	14	2
Total ⁽⁴⁾	388,912	336,533	37,935	14,444	(11,269)	(2,087)	(2,026)	(7,156)	377,643	334,446	35,909	7,287
Of which: individual					(1,665)	(15)	(471)	(1,179)
Of which: collective					(9,604)	(2,072)	(1,555)	(5,977)
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

The breakdown by counterparty of the maximum credit risk exposure, the accumulated allowances recorded, as well as the carrying amount by stages of loans and advances to customers as of December 31, 2025, 2024 and 2023 is shown below:

DECEMBER 2025 (MILLIONS OF EUROS)

	Gross exposure				Accumulated allowances				Net amount
	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
General governments	25,924	25,829	77	18	(18)	(9)	(2)	(8)	25,905	25,820	75	10
Other financial corporations	23,547	23,435	101	11	(25)	(16)	(1)	(7)	23,522	23,419	100	3
Non-financial corporations	221,504	204,454	11,932	5,118	(4,113)	(591)	(561)	(2,961)	217,390	203,862	11,371	2,157
Households	201,723	173,907	18,617	9,199	(8,140)	(1,808)	(1,324)	(5,008)	193,583	172,100	17,293	4,190
Loans and advances to customers	472,697	427,625	30,727	14,346	(12,297)	(2,424)	(1,887)	(7,985)	460,401	425,200	28,840	6,361

DECEMBER 2024 (MILLIONS OF EUROS)

	Gross exposure				Accumulated allowances				Net amount
	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
General governments	22,133	21,982	125	26	(23)	(8)	(7)	(8)	22,111	21,974	118	18
Other financial corporations	17,524	17,040	471	12	(26)	(13)	(5)	(9)	17,497	17,027	467	4
Non-financial corporations	197,521	179,727	12,780	5,014	(4,134)	(639)	(636)	(2,859)	193,386	179,087	12,143	2,156
Households	186,910	159,355	18,396	9,158	(7,427)	(1,729)	(1,199)	(4,499)	179,483	157,627	17,197	4,659
Loans and advances to customers	424,087	378,104	31,772	14,211	(11,611)	(2,389)	(1,847)	(7,374)	412,477	375,715	29,925	6,837

DECEMBER 2023 (MILLIONS OF EUROS)

	Gross exposure				Accumulated allowances				Net amount
	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
General governments	23,294	23,105	164	25	(29)	(9)	(12)	(7)	23,265	23,096	152	18
Other financial corporations	13,271	13,072	187	12	(20)	(9)	(4)	(7)	13,251	13,062	183	6
Non-financial corporations	175,337	154,519	15,299	5,520	(4,274)	(517)	(795)	(2,962)	171,063	154,002	14,503	2,558
Households	177,009	145,837	22,286	8,886	(6,946)	(1,552)	(1,214)	(4,180)	170,063	144,285	21,071	4,706
Loans and advances to customers	388,912	336,533	37,935	14,444	(11,269)	(2,087)	(2,026)	(7,156)	377,643	334,446	35,909	7,287

The breakdown by type of counterparty and product, net of loss allowances, and the gross carrying amount by type of counterparty as of December 31, 2025, 2024 and 2023 is shown below:

DECEMBER 2025 (MILLIONS OF EUROS)

	Central banks	General governments	Credit institutions	Other financial corporations	Non-financial corporations	Households	Total	Gross carrying amount
On demand and short notice	—	9	—	24	3,424	2,735	6,192	6,479
Credit card debt	—	1	—	4	2,585	28,061	30,651	33,113
Commercial debtors		1,019	135	1,600	31,541	131	34,426	34,723
Finance leases	—	162	—	18	10,166	263	10,610	10,862
Reverse repurchase loans	—	181	8,120	563	—	—	8,864	8,865
Other term loans	10,141	23,871	10,418	17,027	168,758	162,253	392,469	401,489
Advances that are not loans	727	665	5,704	4,286	1,530	380	13,292	13,342
LOANS AND ADVANCES	10,869	25,907	24,377	23,522	218,004	193,824	496,503	508,872
By secured loans
Of which: mortgage loans collateralized by immovable property		213	—	889	31,091	102,431	134,624	137,107
Of which: other collateralized loans	—	6,530	8,628	624	11,963	2,970	30,715	30,955
By purpose of the loan
Of which: credit for consumption						74,965	74,965	80,560
Of which: lending for house purchase						103,397	103,397	104,890
By subordination
Of which: project finance loans					5,579		5,579	5,663

DECEMBER 2024 (MILLIONS OF EUROS)

	Central banks	General governments	Credit institutions	Other financial corporations	Non-financial corporations	Households	Total	Gross carrying amount
On demand and short notice	—	8	—	59	3,140	2,099	5,307	5,521
Credit card debt	—	1	—	3	2,268	25,449	27,721	29,669
Commercial debtors		1,077	71	1,244	29,247	125	31,764	32,023
Finance leases	—	171	—	11	9,672	270	10,125	10,364
Reverse repurchase loans	—	219	9,157	44	—	—	9,420	9,422
Other term loans	7,803	20,519	7,529	11,771	148,167	151,313	347,102	356,002
Advances that are not loans	452	117	5,960	4,365	1,084	353	12,330	12,397
LOANS AND ADVANCES	8,255	22,111	22,719	17,497	193,579	179,610	443,769	455,399
By secured loans
Of which: mortgage loans collateralized by immovable property		245	—	680	29,307	97,627	127,860	130,633
Of which: other collateralized loans	—	6,059	9,628	530	10,996	2,648	29,861	30,129
By purpose of the loan
Of which: credit for consumption						67,446	67,446	72,447
Of which: lending for house purchase						98,570	98,570	100,218
By subordination
Of which: project finance loans					6,669		6,669	6,901

DECEMBER 2023 (MILLIONS OF EUROS)

	Central banks	General governments	Credit institutions	Other financial corporations	Non-financial corporations	Households	Total	Gross carrying amount
On demand and short notice	—	6	—	73	1,933	1,028	3,040	3,175
Credit card debt	—	1	—	2	1,927	20,959	22,890	24,454
Commercial debtors		960	76	586	23,462	88	25,171	25,346
Finance leases	—	225	—	12	8,940	285	9,463	9,714
Reverse repurchase loans	1,345	—	5,786	92	—	—	7,223	7,234
Other term loans	4,878	21,662	5,329	9,300	134,024	147,491	322,683	331,813
Advances that are not loans	927	412	6,312	3,186	956	324	12,116	12,164
LOANS AND ADVANCES	7,151	23,265	17,502	13,251	171,241	170,175	402,586	413,901
By secured loans
Of which: mortgage loans collateralized by immovable property		271	—	526	24,829	96,772	122,397	125,328
Of which: other collateralized loans	1,347	6,933	4,558	465	10,938	2,430	26,671	26,963
By purpose of the loan
Of which: credit for consumption						59,892	59,892	64,303
Of which: lending for house purchase						97,555	97,555	99,224
By subordination
Of which: project finance loans					7,181		7,181	7,743
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
The methods used to value the collateral are in line with the best market practices and imply the use of appraisal of real estate collateral, the market price in market securities, the trading price of shares in mutual funds, etc. All the collaterals received must be correctly assigned and entered in the corresponding register. They must also have the approval of the Group’s legal units.
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
The summary of the offsetting effect (via netting and collateral) for derivatives and securities operations as of December 31, 2025 is presented in Note 7.4.2.
–Other financial assets designated at fair value through profit or loss and financial assets at fair value through other comprehensive income: the guarantees or credit enhancements obtained directly from the issuer or counterparty are inherent to the structure of the instrument (mainly personal guarantees).
As of December 31, 2025, 2024 and 2023, the BBVA Group had no significant credit risk exposure of impaired financial assets at fair value through other comprehensive income (see Note 7.2.2).
–Financial assets at amortized cost:
a.Loans and advances to credit institutions: these usually have the counterparty’s personal guarantee or pledged securities in the case of reverse repurchase agreements (reverse repos).

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
The disclosure of impaired loans and advances at amortized cost covered by collateral (see Note 7.2.5), shown by type of collateral, as of December 31, 2025, 2024 and 2023, is the following:

IMPAIRED LOANS AND ADVANCES AT AMORTIZED COST COVERED BY COLLATERAL (MILLIONS OF EUROS)

	Maximum exposure to credit risk	Of which secured by collateral
		Residential properties	Commercial properties	Cash	Others	Financial
December 2025	14,346	2,496	495	7	83	907
December 2024	14,213	2,889	573	8	91	1,153
December 2023	14,446	3,167	771	5	91	1,226
The value of guarantees received as of December 31, 2025, 2024 and 2023, is the following:

GUARANTEES RECEIVED (MILLIONS OF EUROS)

	2025	2024	2023
Value of collateral	151,746	144,844	136,141
Of which: guarantees normal risks under special monitoring	11,626	11,318	14,274
Of which: guarantees non-performing risks	3,081	3,562	4,035
Value of other guarantees	65,944	56,589	53,462
Of which: guarantees normal risks under special monitoring	3,999	4,273	4,864
Of which: guarantees non-performing risks	907	1,153	1,226
Total value of guarantees received	217,690	201,433	189,602
The maximum credit risk exposure of impaired financial guarantees and other commitments as of December 31, 2025, 2024 and 2023 amounts to €676 million, €791 million and €1,030 million, respectively (see Note 7.2.2).
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

The table below outlines the distribution of the gross carrying amount of loans and advances, contingent risk and commitments, in percentage terms, of the BBVA Group, based on their probability of default within 12 months and internal rating used in the calculation of the expected loss under IFRS 9, and their stages, as of December 31, 2025, 2024 and 2023:

PROBABILITY OF DEFAULT (BASIS POINTS) AND INTERNAL RATING

		2025		2024		2023
		Subject to 12 month ECL (stage 1)	Subject to lifetime ECL (stage 2)	Subject to 12 month ECL (stage 1)	Subject to lifetime ECL (stage 2)	Subject to 12 month ECL (stage 1)	Subject to lifetime ECL (stage 2)
Internal rating	PDs	%	%	%	%	%	%
AAA	0 to 2	5.2	—	3.2	—	3.8	—
AA+ to AA-	2 to 5	13.8	—	9.0	—	10.7	0.2
A+ to A-	5 to 11	19.1	0.1	17.1	—	25.4	0.5
BBB+ to BBB-	11 to 39	24.6	0.5	29.7	0.6	21.7	1.3
BB+ to BB-	39 to 194	21.2	1.4	23.5	1.7	20.6	2.1
B+ to B-	194 to 1,061	9.5	1.7	10.2	1.6	8.7	2.2
CCC+ to CCC-	1,061 to 2,121	1.1	0.7	1.2	0.5	1.0	0.6
CC+ to C	> 2,121	0.5	0.6	0.7	0.9	0.5	0.8
	Total	95.1	4.9	94.5	5.5	92.4	7.6

7.2.5Impaired loan risks
The breakdown of loans and advances within financial assets at amortized cost by type of counterparty, including their respective gross carrying amount, impaired amount and accumulated impairment as of December 31, 2025, 2024 and 2023 is as follows:

DECEMBER 2025 (MILLIONS OF EUROS)

	Gross carrying amount	Impaired loans and advances	Accumulated impairment
Central banks	10,881	—	(12)
General governments	25,924	18	(18)
Credit institutions	24,263	—	(20)
Other financial corporations	23,547	11	(25)
Non-financial corporations	221,504	5,118	(4,113)
Households	201,723	9,199	(8,140)
LOANS AND ADVANCES	507,842	14,346	(12,329)

DECEMBER 2024 (MILLIONS OF EUROS)

	Gross carrying amount	Impaired loans and advances	Accumulated impairment
Central banks	8,261	—	(6)
General governments	22,133	26	(23)
Credit institutions	22,668	2	(13)
Other financial corporations	17,524	12	(26)
Non-financial corporations	197,521	5,014	(4,134)
Households	186,910	9,158	(7,427)
LOANS AND ADVANCES	455,016	14,213	(11,630)

DECEMBER 2023 (MILLIONS OF EUROS)

	Gross carrying amount	Impaired loans and advances	Accumulated impairment
Central banks	7,176	—	(25)
General governments	23,294	25	(29)
Credit institutions	17,498	2	(21)
Other financial corporations	13,271	12	(20)
Non-financial corporations	175,337	5,520	(4,274)
Households	177,009	8,886	(6,946)
LOANS AND ADVANCES	413,585	14,446	(11,316)

The changes during the years 2025, 2024 and 2023 of impaired financial assets and guarantees given are as follows:

CHANGES IN IMPAIRED FINANCIAL ASSETS AND GUARANTEES GIVEN (MILLIONS OF EUROS)

	2025	2024	2023
Balance at the beginning	14,891	15,362	14,521
Additions	13,143	12,255	11,066
Decreases (1)	(6,893)	(7,346)	(5,795)
Net additions	6,250	4,909	5,272
Amounts written-off	(4,534)	(4,559)	(3,770)
Exchange differences and other	(1,708)	(820)	(660)
Balance at the end	14,900	14,891	15,362
(1) Reflects the total amount of impaired loans and advances derecognized from the consolidated balance sheet throughout the period as a result of monetary recoveries as well as mortgage foreclosures and real estate assets received in lieu of payment.

The changes during the years 2025, 2024 and 2023 in financial assets derecognized from the consolidated balance sheet as their recovery is considered unlikely ("write-offs"), is shown below:

CHANGES IN IMPAIRED FINANCIAL ASSETS WRITTEN-OFF FROM THE BALANCE SHEET (MILLIONS OF EUROS)

	Notes	2025	2024	2023
Balance at the beginning		25,343	24,787	22,595
Companies held for sale		—	—	—
Increase		3,973	3,547	3,841
Decrease:		(4,199)	(2,801)	(2,035)
Re-financing or restructuring		(1)	(1)	(1)
Cash recovery	47	(396)	(403)	(369)
Foreclosed assets		(2)	(1)	(3)
Sales (1)		(2,831)	(1,719)	(1,201)
Debt forgiveness		(717)	(669)	(410)
Time-barred debt and other causes		(251)	(8)	(51)
Net exchange differences		(138)	(189)	385
Balance at the end		24,978	25,343	24,787
(1) Includes principal and interest.

As indicated in Note 2.2.1, although they have been derecognized from the consolidated balance sheet, the BBVA Group continues to attempt to collect on these written-off financial assets, until the rights to receive them are fully extinguished, either because it is a time-barred financial asset, the financial asset is forgiven, or other reason.

7.2.6Gross carrying amount and loss allowances
Movements, measured over a 12-month period, in gross accounting balances and accumulated loss allowances during 2025, 2024 and 2023 are recorded on the consolidated balance sheet as of December 31, 2025, 2024 and 2023 in order to cover the estimated impairment or reversal of impairment on loans and advances at fair value with changes through other comprehensive income and in loans and advances at amortized cost:

CHANGES IN GROSS CARRYING AMOUNT OF LOANS AND ADVANCES AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME AND AT AMORTIZED COST. YEAR 2025 (MILLIONS OF EUROS)

	Stage 1	Stage 2	Stage 3	Total
Balance at the beginning	409,023	31,780	14,213	455,016
Transfers of financial assets:	(6,114)	4,337	1,777	—
from stage 1 to stage 2	(11,473)	11,473	—	—
from stage 2 to stage 1	6,746	(6,746)	—	—
to stage 3	(2,784)	(1,704)	4,488	—
from stage 3	1,397	1,314	(2,711)	—
Net annual origination of financial assets	71,144	(2,835)	2,025	70,335
Becoming write-offs	(428)	(104)	(3,634)	(4,165)
Changes in model / methodology	—	—	—	—
Foreign exchange	(11,291)	(1,310)	(394)	(12,996)
Modifications that do not result in derecognition	(23)	133	180	290
Other	450	(754)	180	(124)
Balance at the end	462,761	31,248	14,346	508,355

CHANGES IN ALLOWANCES OF LOANS AND ADVANCES AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME AND AT AMORTIZED COST. YEAR 2025 (MILLIONS OF EUROS)

	Stage 1	Stage 2	Stage 3	Total
Balance at the beginning	(2,406)	(1,848)	(7,375)	(11,630)
Transfers of financial assets:	157	(349)	(3,498)	(3,690)
from stage 1 to stage 2	117	(870)	—	(753)
from stage 2 to stage 1	(60)	320	—	260
to stage 3	109	282	(4,030)	(3,639)
from stage 3	(9)	(81)	532	442
Net annual origination of allowances	(864)	(254)	(455)	(1,573)
Becoming write-offs	413	100	3,283	3,796
Changes in model / methodology	—	—	—	—
Foreign exchange	86	204	446	737
Modifications that do not result in derecognition	2	(13)	(515)	(525)
Other	158	207	128	493
Balance at the end	(2,455)	(1,953)	(7,985)	(12,394)
For the year ended December 31, 2025, the impairment charges recognized under the heading “Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification" amounted to €6,073 million (€5,745 million and €4,428 million for the years ended December 31, 2024 and 2023, respectively) (see Note 47).

CHANGES IN GROSS CARRYING AMOUNT OF LOANS AND ADVANCES AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME AND AT AMORTIZED COST. YEAR 2024 (MILLIONS OF EUROS)

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
During 2024, the criteria for identifying significant increases in credit risk were reviewed and updated. As part of this update, certain very short-term portfolio transactions, as well as those meeting the expanded definition of the low credit risk exception (see Note 2.2.1), were exempted from the transfer based on quantitative criteria. These modifications resulted in a significant reduction in the Stage 2 balance at the Group level during the last quarter of 2024, with the impact of these measures primarily concentrated in BBVA, S.A.

CHANGES IN ALLOWANCES OF LOANS AND ADVANCES AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME AND AT AMORTIZED COST. YEAR 2024 (MILLIONS OF EUROS)

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

CHANGES IN GROSS CARRYING AMOUNT OF LOANS AND ADVANCES AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME AND AT AMORTIZED COST. YEAR 2023 (MILLIONS OF EUROS)

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

CHANGES IN ALLOWANCES OF LOANS AND ADVANCES AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME AND AT AMORTIZED COST. YEAR 2023 (MILLIONS OF EUROS)

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
The loss allowances recorded in the balance sheet to cover the impairment estimated in the debt securities amounted to €94 million, €169 million and €166 million as of December 31, 2025, 2024 and 2023, respectively. The variation is mainly due to changes in credit risk variations, mainly in Garanti BBVA, BBVA, S.A. and BBVA Argentina.
Additionally, the loss allowances recorded in the balance sheet to cover the impairment estimated in the commitments and guarantees given amounted to €725 million, €670 million and €770 million as of December 31, 2025, 2024 and 2023, respectively (see Note 24). The variation is mainly driven by changes due to origination and acquisition in Garanti BBVA.
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
The Group generally maintains the policy of including risks related to refinanced and restructured loans as either:
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

The conditions established for assets classified as “Significant increase in credit risk” to be reclassified out of this category are as follows:
–The customer must have paid past-due amounts (principal and interest) since the date of the renegotiation or restructuring of the loan or other objective criteria, demonstrating the borrower´s ability to pay, have been verified; none of its exposures is more than 30 days past due.
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
Policies for Risk related to the developer and Real Estate sector in Spain
Policies and strategies established by the Group to deal with risks related to the developer and real estate sector
BBVA Group has teams specializing in the management of the Real Estate Sector risk, given its economic importance and specific technical component. This specialization is not only in risk teams, but throughout the handling, commercial, problem risks and legal, etc. It also includes the research department of the BBVA Group (BBVA Research), which helps determine the medium/long-term vision needed to manage this portfolio. The policies established to address the risks related to the developer and real estate sector, aim to accomplish, among others, the following objectives: to avoid concentration in terms of customers, products and regions; to estimate the risk profile for the portfolio; and to anticipate possible worsening of the portfolio within a sector is highly cyclical.
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
Risk concentration related to the developer and Real Estate sector in Spain
As of December 31, 2025, there is no risk concentration in the developer and real estate sector, taking into account that its weight in total wholesale risks in Spain was approximately 10%, while compared with the total risks in the portfolio (wholesale and retail), the Real Estate risk assumed was around 4%.
For quantitative information about the risk related to the developer and real estate sector in Spain see Appendix IX.
7.3Structural risk
The structural risks are defined, in general terms, as the possibility of suffering losses in the banking book due to adverse movements in market risk factors.
In the Group, the following types of structural risks are defined, according to their nature: interest rate risk, credit spread risk, exchange rate risk, equity risk, and actuarial risk.
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
7.3.1Interest rate risk and credit spread in the banking book
The structural interest rate risk (hereinafter "IRRBB") is related to the potential impact that variations in market interest rates may have on an entity's earnings, through the impact on net interest income and on the valuation of instruments accounted for at fair value, as well as on the equity. In order to properly measure IRRBB, BBVA Group takes into account all the main sources of this risk: repricing risk, yield curve risk, option risk and basis risk.
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
In BBVA, the purpose of IRRBB risk management is to maintain the recurrent generation of earnings in the event of market interest rate fluctuations, through the contribution to the net interest income and the control of the potential impacts on the mark-to-market of the fair value accounted portfolios, as well as to limit the capital consumption due to structural interest rate risk. Likewise, the spread risk management in the banking book is aimed at limiting the equity impact of market credit spread movements on the valuation of the structural balance sheet, mainly associated with fixed income instruments which are used in balance sheet risk management. The objective is to keep this risk at levels consistent with the equity of the Group, while controlling the effect on earnings through net interest income and the mark-to-market of instruments accounted for at fair value.
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
The risk measurement model is complemented by the assessment of ad hoc scenarios, stress tests and reverse stress. Stress tests incorporate extreme scenarios both in market interest rates and in behavioral assumptions, in addition to the assessment of market scenarios by BBVA Research and the set of prescriptive scenarios defined according to EBA guidelines.
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
In view of the heterogeneity of the financial markets, customers and products in the multiple jurisdictions, each one of the entities of the Group is responsible for determining the local behavior assumptions to be applied to the balance sheet items, always under the guidelines and the applicability of the corporate models existing in the Group.
The balance sheet behavioral assumptions stand out those established for the treatment of items without contractual maturity, mainly for demand customer deposits, and those related to the expectations on the exercise of interest rate options, especially relating to loans and deposits subject to prepayment risk (see Glossary).
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
The behavior assigned to each category of accounts is determined by an analysis of the historical evolution of the balances and the probability of cancellation of the accounts. For this, the volatile part of the balance assigned to a short-term maturity is isolated, thus avoiding fluctuations in the level of risk caused by specific variations in the balances and promoting stability in the management of the balance. Once the stable part is identified, a medium / long-term maturity model is applied through a decay distribution based on the average term of the accounts and the conditional cancellation probabilities throughout the life of the product.
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
The tables below shows the profile of average structural interest rate risk and credit spread risk of the fixed income portfolio in the banking book classified as "Financial assets at fair value through other comprehensive income" in terms of sensitivities of the main currencies for the BBVA Group in 2025 and 2024:

SENSITIVITY TO INTEREST RATE AND CREDIT SPREAD ANALYSIS. YEAR 2025

	Interest rate risk				Credit spread
	Impact on net interest income (1)		Impact on economic value (2)		Impact on economic value (2)
	100 basis point increase	100 basis point decrease	100 basis point increase	100 basis point decrease	100 basis point increase
Euro	[0.5% , 1.5%]	[-1.5% , -0.5%]	[-2.5% , -1.5%]	[1.5% , 2.5%]	[-1.5% , -0.5%]
Mexican peso	[0.5% , 1.5%]	[-1.5% , -0.5%]	[-1.5% , -0.5%]	[0.5% , 1.5%]	[-0.5% , 0.5%]
U.S. dollar	[0.5% , 1.5%]	[-1.5% , -0.5%]	[0.5% , 1.5%]	[-1.5% , -0.5%]	[-0.5% , 0.5%]
Turkish lira	[-0.5% , 0.5%]	[-0.5% , 0.5%]	[-0.5% , 0.5%]	[-0.5% , 0.5%]	[-0.5% , 0.5%]
Other	[-0.5% , 0.5%]	[-0.5% , 0.5%]	[-0.5% , 0.5%]	[-0.5% , 0.5%]	[-0.5% , 0.5%]
BBVA Group	[1.5% , 2.5%]	[-2.5% , -1.5%]	[-4.5% , -3.5%]	[2.5% , 3.5%]	[-1.5% , -0.5%]
(1) Percentage of "12 months" net interest income for the BBVA Group.
(2) Percentage of CET1 December 2025 (Fully Loaded) for BBVA Group.

SENSITIVITY TO INTEREST RATE AND CREDIT SPREAD ANALYSIS. YEAR 2024

	Interest rate risk				Credit spread
	Impact on net interest income (1)		Impact on economic value (2)		Impact on economic value (2)
	100 basis point increase	100 basis point decrease	100 basis point increase	100 basis point decrease	100 basis point increase
Euro	[0.5% , 1.5%]	[-1.5% , -0.5%]	[-2.5% , -1.5%]	[0.5% , 1.5%]	[-1.5% , -0.5%]
Mexican peso	[0.5% , 1.5%]	[-1.5% , -0.5%]	[-1.5% , -0.5%]	[0.5% , 1.5%]	[-0.5% , 0.5%]
U.S. dollar	[0.5% , 1.5%]	[-1.5% , -0.5%]	[0.5% , 1.5%]	[-1.5% , -0.5%]	[-0.5% , 0.5%]
Turkish lira	[-0.5% , 0.5%]	[-0.5% , 0.5%]	[-0.5% , 0.5%]	[-0.5% , 0.5%]	[-0.5% , 0.5%]
Other	[-0.5% , 0.5%]	[-0.5% , 0.5%]	[-0.5% , 0.5%]	[-0.5% , 0.5%]	[-0.5% , 0.5%]
BBVA Group	[1.5% , 2.5%]	[-3.5% , -2.5%]	[-3.5% , -2.5%]	[2.5% , 3.5%]	[-1.5% , -0.5%]
(1) Percentage of "12 months" net interest income for the BBVA Group.
(2) Percentage of CET1 December 2024 (Fully Loaded) for BBVA Group.
At an aggregate level, BBVA seeks to maintain a moderate risk profile, in accordance with the established objective within an environment of a cycle shift towards lower interest rates, having positive sensitivity to interest rate hikes in the net interest income.
The year 2025 was influenced by the geopolitical context, notably the increase in U.S. tariffs, as well as developments and expectations regarding inflation and central bank actions. In the United States, there were declines across the entire interest rate curve due to the deceleration signs and greater prospects for interest rate cuts by the Federal Reserve. In contrast, Europe saw a rebound in yields, particularly at the long end of the curve, mainly due to the change of course in Germany's fiscal policy. The peripheral curves are still supported, with spreads against German bonds narrowing over the year. In Mexico, the sovereign curve fell in line with U.S. rates. In Turkey, yield curves were more volatile as a result of both the political situation and inflation trends and expectations. However, it is worth noting the favorable performance of Credit Default Swaps ("CDS") and sovereign bonds denominated in hard currency since March 2025. Lastly, in South America, the curves showed mixed performance, with upturns in some regions, such as Colombia, and downturns in others, such as Peru. Overall, ALCO portfolios performed positively in 2025.
In 2024, the actual and expected evolution of inflation, as well as the response of central banks to it, in addition to geopolitical events, were the focus of the market's attention. In this sense, expectations regarding the number of rate cuts and their speed changed throughout the year, with some episodes of certain volatility.
While the ECB began its cycle of rate cuts in June 2024 and continued at its September 2024, October 2024 and December 2024 meetings, the Federal Reserve cut rates in September 2024 with an initial 50 basis points, followed by an additional 25 basis points at its November 2024 meeting. Over 2024 as a whole, yield curves steepened, generally with falls in the short end and rises in the longer end. Spreads on peripheral curves continued to be well supported and narrowed during 2024. The positivity observed in the American and European curves also carried over to Mexico and much of South America. Turkey, for its part, experienced a rebound in both real and nominal rates during 2024. All in all, the Group's debt security portfolios performed heterogeneously during 2024, with a notable increase in valuations in Spain, while they fell in Turkey.
With respect to 2025, the most relevant aspects of the main geographic areas where the Group operates were the following:
–Spain had a balance sheet characterized by a lending portfolio with a high proportion of variable-rate loans (mortgages and corporate lending) and liabilities composed mainly by customer demand deposits. The ALCO portfolio acted as a management lever and hedge for the balance sheet, mitigating its sensitivity to interest rate fluctuations. The exposure of net interest income to movements in interest rates remained limited. The ECB cut interest rates by a total of 100 basis points throughout the year until its meeting in July 2025, due to the convergence of inflation towards the target, and kept them unchanged in its last meeting in December 2025. Thus, the benchmark interest rate in the euro area stood at 2.15% at the end of December 2025, the rate on the deposit facility at 2.00% and the rate on the marginal lending facility at 2.40%.

–Mexico continued to show a balance between fixed and variable interest rates balances, which resulted in a limited sensitivity to interest rates fluctuations. Among the assets that were most sensitive to interest rate changes, the commercial portfolio stood out, while consumer and mortgage portfolios were mostly at a fixed rate. With regard to customer deposits, the high proportion of non-interest bearing deposits, which are insensitive to interest rate movements, should be highlighted. The ALCO portfolio was invested primarily in fixed-rate sovereign bonds with limited durations. The monetary policy rate stood at 7.0% at the end of December 31, 2025, 300 basis points below the end of 2024.
–In Turkey, the sensitivity of net interest income to rates remained limited in both local and foreign currencies thanks to the low repricing gap between loans and deposits. The Central Bank of the Republic of Turkey has continued its monetary easing process supported by improved inflation, setting the monetary policy rate at 38.0% at the end of December 2025, which represents a decrease of 950 basis points since the end of December of the previous year.
–In South America, the sensitivity of net interest income continued to be limited, since most of the countries in the area had a fixed/variable balance composition between assets and liabilities. In addition, in balance sheets with several currencies, the interest rate risk is managed for each of the currencies, showing a very low level of exposure. Regarding benchmark interest rates, in Argentina, the central bank abandoned the official interest rate as a monetary anchor and began to regulate the monetary base using other tools such as setting reserve requirements or intervening in the foreign exchange market. In Colombia, the reference rate stood at 9.25%, 25 basis points below the end of 2024. In Peru, the official monetary policy rate closed at 4.25%, 75 basis points below the previous year's closing level.

7.3.2Structural exchange rate risk
Structural exchange rate risk is defined as the possibility of impacts on solvency, equity value and results driven by fluctuations in the exchange rates due to exposures in foreign currencies.
Structural exchange rate risk is inherent to the business of international banking groups, such as BBVA, that develop their activities in different geographical areas and currencies. At a consolidated level, structural exchange rate risk arises from the consolidation of holdings in subsidiaries with functional currencies other than the euro. Its management is centralized in order to optimize the joint management of permanent foreign currency exposures, taking diversification into account.
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
The suitability of these risk assessment metrics is reviewed on a regular basis through backtesting exercises. The final element of structural exchange rate risk control is the stress and scenario analysis aimed to assess the vulnerabilities of foreign currency structural exposure not contemplated by the risk metrics and to serve as an additional tool when making management decisions. The scenarios are based both on historical situations simulated by the risk model and on the risk scenarios provided by BBVA Research.

The purpose of the exchange rate risk management of BBVA's long-term investments, which arises mainly from its foreign subsidiaries, is to preserve the capital ratios of the Group and to maintain the stability of the profits. During 2025, the U.S. dollar depreciated significantly against the euro (-11.6%). This depreciation was concentrated in the first half of the year, when the aggressiveness of the U.S. tariff policy generated a climate of distrust towards the dollar. Among emerging market currencies, the Mexican peso stood out with an appreciation (+2.0% against the euro), supported by the perception of Mexico as a relative winner of the trade war. The Turkish lira was heavily penalized in 2025 (-27.2%), reflecting high inflation, which is nevertheless gradually declining. Regarding the performance of South American currencies, the Peruvian sol weakened against the euro (-1.2%), the Colombian peso appreciated (+3.8%), while the Chilean peso depreciated by -2.9%. Finally, the Argentine peso experienced a very significant depreciation (-37.4%), in an environment still marked by macroeconomic adjustments and high financial volatility, despite progress in the economic stabilization process.
BBVA maintains active management policies for its main investments in emerging countries with the objective of achieving, on average, a hedging level of between 40% and 50% of the aggregate attributable profit in non-euro currencies that the Group expects to generate over the next twelve months; and between 50% and 70% of the aggregate excess capital in non-euro currencies within CET1. With respect to this solvency ratio, the sensitivities estimated as of December 31, 2025 to 10% currency depreciations are as follows: Mexican peso (-14 basis points), Turkish lira (-3 basis points) and U.S. dollar (+12 basis points).
For the years 2025, 2024 and 2023, the estimated sensitivities (in absolute terms) of the result attributable to the parent company are shown below, taking into account the coverage, against depreciations and appreciations of 1% of the average rate in the main currencies. To the extent that hedging positions are periodically modulated, the sensitivity estimate attempts to reflect an average (or effective) sensitivity in the year:

SENSITIVITY TO 1% CHANGE (MILLIONS OF EUROS)

Currency	2025	2024	2023
Mexican peso	11.4	27.8	25.8
Turkish lira	4.3	3.3	4.4
Peruvian sol	1.7	1.4	0.9
Chilean peso	0.4	0.2	0.2
Colombian peso	0.7	0.4	1.0
Argentine peso	1.3	1.8	1.3
U.S. dollar	3.3	0.3	0.2
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
For the third consecutive year, global equity markets posted significant gains in 2025, with double-digit increases in both Europe and the United States. Following an optimistic start to the year, supported by a presumed pro-market orientation of the U.S. administration, equity markets experienced a sharp setback in April after the United States announced substantial import tariffs during the so-called “Liberation Day.” Nevertheless, the potential import tariff escalation subsequently subsided, paving the way for a strong equity rally that continued uninterrupted through year-end. In the United States, the communications and technology sectors led the advances, while in Europe the banking sector delivered a strong performance, topping European markets for the second year in a row. From a geographical perspective, the Spanish stock market was among the strongest performers in Europe, also driven by the financial sector, enabling it to surpass its historical peak for the first time since 2007.
Structural equity risk, measured in terms of economic capital, has not experienced any material changes over the past year. The aggregate sensitivity of the BBVA Group’s consolidated equity to a 1% fall in the price of shares of the companies making up the equity portfolio amounted to €-27 million as of December 31, 2025, the same as at December 31, 2024. This estimation takes into account the exposure in shares valued at market prices, or if not applicable, at fair value (excluding the positions in the Treasury Area portfolios) and the net delta-equivalent positions in derivatives on the same underlyings.

7.3.4    Actuarial risk
Actuarial risk comprises the deviations that may arise between the assumptions used to measure the commitments arising from insurance or social security products and the actual experience observed. This risk encompasses underwriting risk, given that insurance liabilities have a probabilistic nature insofar as they depend on the behavior of insured events. Thus, the risk emerges when there are deviations in the estimation of claims, whether in terms of the number or amount of such claims or the timing of their occurrence.
The Group carries out appropriate risk identification, measurement and monitoring, and develops risk policies, including the definition and application of capital-measurement models. Within underwriting risk, biometric risk is also probabilistic, as it depends on deviations from the expected behavior of policyholders’ survival. In order to mitigate biometric risk, the Group monitors the evolution of mortality rates across its main insured portfolios and performs back-testing of economic assumptions used to estimate liability cash flows.
BBVA Group manages actuarial risk through a policy aligned with the applicable regulatory framework, which includes, among others, tasks aimed at assessing assumptions and estimates and verifying the adequacy of technical provisions. Likewise, the assessment of the technical information used to calculate the Minimum Capital Requirement (MCR), the Own Risk and Solvency Assessment (ORSA), the underwriting policy and reinsurance agreements forms part of its responsibilities. The insurance activity is fully integrated into the BBVA Group's risk management framework. From the definition of the risk appetite to the management limits, the governance model, the admission process, the organizational scheme and the development of computer systems/models, everything is designed with a global approach and under consistent and homogeneous criteria, aligned with other financial business of the BBVA Group (see Note 23).
Additionally, for employee pension commitments, actuarial risk is managed through external funds and insurance contracts whose investments are subject to diversified asset and insurance investment policies. These are aligned with the maturities of the commitments and allow, together with the contributions made, the payment of benefits when due and the mitigation of existing risks in the plans (see Note 25).

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
7.4.1Market risk in trading portfolios
The main risks in the trading portfolios can be classified as follows:
–Interest rate risk: This arises as a result of exposure to movements in the different interest rate curves involved in trading. Although the typical products that generate sensitivity to the movements in interest rates are money-market products (deposits, interest rate futures, call money swaps, etc.) and traditional interest rate derivatives (swaps and interest rate options such as caps, floors, swaptions, etc.), practically all the financial products are exposed to interest rate movements due to the effect that such movements have on the valuation of the financial discount.
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
–Exchange rate risk: This is caused by movements in the exchange rates of the different currencies in which a position is held. As in the case of equity risk, this risk is generated in spot currency positions, and in any derivative product whose underlying asset is an exchange rate. In addition, the quanto effect (operations where the underlying asset and the instrument itself are denominated in different currencies) means that in certain transactions in which the underlying asset is not a currency, an exchange rate risk is generated that has to be measured and monitored.
–Credit spread risk: Credit spread is an indicator of an issuer's credit quality. Spread risk occurs due to variations in the levels of spread of both corporate and government issues, and affects positions in bonds and credit derivatives.
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
–Other less relevant risks for the Group include inflation risk, correlation risk and market liquidity risk (see Glossary).
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
The standard metric used to measure market risk is Value at Risk (hereinafter “VaR”), which indicates the maximum loss that may occur in the portfolios at a given confidence level (99%) and time horizon (one day). This statistic value is widely used in the market and has the advantage of summing up in a single metric the risks inherent to trading activity, taking into account how they are related and providing a prediction of the loss that the trading book could sustain as a result of fluctuations in equity prices, interest rates, foreign exchange rates and credit spreads. Additionally, for certain positions, other risks need to be considered, such as a credit spread, base, volatility or correlation risk (see Glossary).

With respect to the risk measurement models used by the BBVA Group, the Supervisor has authorized the use of the internal market risk model to determine bank capital requirements deriving from risk positions on the BBVA, S.A. and BBVA Mexico trading book, which jointly accounted for around 73%, 66% and 76% of the Group’s trading-book market risk as of December 31, 2025, 2024 and 2023. For the rest of the geographical areas where the Group operates (applicable mainly to the Group´s South America subsidiaries and Garanti BBVA), bank capital for the risk positions in the trading book is calculated using the Standardized Approach defined by the Basel Committee on Banking Supervision (which is referred to herein as the "standard model”).
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
At the same time, and following the guidelines established by the Spanish and European authorities, BBVA incorporates metrics in addition to VaR with the aim of meeting the Bank of Spain's regulatory requirements with respect to the calculation of bank capital for the trading book. Specifically, the measures incorporated in the Group since December 2011 (stipulated by Basel 2.5) are:
–VaR: In regulatory terms, the VaR charge incorporates the stressed VaR charge, and the sum of the two (VaR and stressed VaR) is calculated. This quantifies the losses associated with the movements of the risk factors inherent to market operations (including interest rate risk, exchange rate risk, equity risk and credit risk, among others). Both VaR and stressed VaR are rescaled by a regulatory multiplier (between three and four) and by the square root of ten to calculate the capital charge.
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

–Specific Risk: Securitization, correlation portfolios and Investment funds without look-through. Capital charges for securitizations and correlation portfolios are assessed based on the potential losses associated with the occurrence of a credit event in the underlying exposures. They are calculated by the standard model. The scope of the correlations portfolios refers to the First To Default (FTD)-type market operation and/or tranches of market CDOs (Collateralized Debt Obligations) and only for positions with an active market and hedging capacity. Capital charge for Funds include losses associated with volatility and credit risk of the underling positions of the fund. All charges are calculated by the standard model.
Validity tests are performed regularly on the risk measurement models used by the Group. They estimate the maximum loss that could have been incurred in the assessed positions with a certain level of probability (backtesting), as well as measurements of the impact of extreme market events on risk positions (stress testing).
Backtesting is performed at the trading floor level as an additional control measure in order to carry out a more specific monitoring of the validity of the measurement models.
Market risk in 2025
The Group’s market risk related to its trading portfolio remained in 2025 at low levels compared to other risks managed by BBVA, particularly credit risk. This is due to the nature of the business. In 2025, the average VaR was €33 million, below the figure of 2024, with a maximum level in the year reached on April 28, 2025 of €44 million. The evolution in the BBVA Group’s market risk during 2025, measured as VaR with a 99% confidence level and a 1-day horizon (shown in Millions of Euros) is as follows:

50
40
30
20
10
0
-10
-20
-30
-40
-50
ene.-25
feb.-25
mar.-25
abr.-25
may.-25
jun.-25
jul.-25
ago.-25
sep.-25
oct.-25
nov.-25
dic.-25
Interest + spread
Total
FX
Vega/Correlation
Stock Market
Diversification

By type of market risk assumed by the Group's trading portfolio, the main risk factor for the Group continued to be that linked to interest rates, with a weight of 69% of the total as of December 31, 2025 (this figure includes the spread risk). The relative weight of this risk decreased by 8 percentage points compared with the close of 2024. Exchange rate risk accounted for 17% of the total risk, which implies an increase of 6 percentage points compared with the close of 2024, while equity risk accounted for 3%, maintaining its weight compared with the close of 2024. The volatility and correlation risk accounted for 11%, which implies an increase of 3 percentage points compared with the close of 2024.

As of December 31, 2025, 2024 and 2023 the VaR was €29 million, €34 million and €36 million, respectively, with the following breakdown:

VaR BY RISK FACTOR (MILLIONS OF EUROS) ⁽¹⁾

	Interest/Spread risk	Currency risk	Stock-market risk	Vega/Correlation risk	Diversification effect ⁽²⁾	Total
2025
VaR average in the year	39	8	1	5	(20)	33
VaR max in the year	45	12	1	4	(19)	44
VaR min in the year	33	6	1	5	(21)	24
End of period VaR	34	9	1	5	(20)	29
2024
VaR average in the year	41	7	2	6	(20)	37
VaR max in the year	55	10	2	7	(23)	50
VaR min in the year	33	7	2	6	(19)	28
End of period VaR	37	5	2	4	(14)	34
2023
VaR average in the year	36	8	2	7	(22)	31
VaR max in the year	43	6	17	8	(33)	42
VaR min in the year	23	9	—	9	(23)	19
End of period VaR	41	6	4	8	(23)	36
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
Two types of backtesting have been carried out in 2025, 2024 and 2023:
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
For the years ended December 31, 2025, 2024 and 2023, the backtesting of the internal VaR calculation model was carried out, comparing the daily results obtained to the risk level estimated by the internal VaR calculation model. In that period, there was no negative exception neither in BBVA, S.A nor in BBVA Mexico.
At the end of these years the comparison showed the internal VaR calculation model was working correctly, thus validating the internal VaR calculation model, as has been the case each year since the internal market risk model was approved for the Group.

Stress testing analysis
A number of stress tests are carried out on the BBVA Group's trading portfolios. First, global and local historical scenarios are used that replicate the behavior of an extreme past event, such as the collapse of Lehman Brothers or the Tequilazo crisis. These stress tests are complemented with simulated scenarios, where the aim is to generate scenarios that have a significant impact on the different portfolios, but without being anchored to any specific historical scenario. Finally, for some portfolios or positions, fixed stress tests are also carried out that have a significant impact on the market variables affecting these positions.
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
The impact of the stress test under multivariable simulation of the risk factors of the portfolio based on the expected shortfall (expected shortfall calculated at a 97.5% confidence level, 20 days) as of December 31, 2025 is as follows:

IMPACT OF THE STRESS TEST (MILLIONS OF EUROS)

	Europe	Mexico	Peru	Venezuela	Argentina	Colombia	Turkey
Expected shortfall	(129)	(66)	(17)	—	(39)	(4)	(17)

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
In the current market context, derivatives are contracted under different framework contracts being the most widespread the ones developed by the International Swaps and Derivatives Association (“ISDA”) and, for the Spanish market, the Framework Agreement on Financial Transactions (“CMOF”). Almost all portfolio derivative transactions have been concluded under these framework contracts, including in them the netting clauses mentioned in the preceding paragraph as "Master Netting Agreement", greatly reducing the credit exposure on these instruments. Additionally, in contracts signed with counterparties, the collateral agreement annexes called Credit Support Annex (“CSA”) in ISDA and Appendix III of CMOF are included, thereby minimizing exposure to a potential default of the counterparty.
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

A summary of the effect of offsetting (via netting and collateral) for derivatives and securities operations is presented below as of December 31, 2025, 2024 and 2023:

EFFECT OF OFFSETTING FOR DERIVATIVES AND SECURITIES OPERATION (MILLIONS OF EUROS)

					Gross amounts not offset in the consolidated balance sheets
	Notes	Gross amounts recognized (A)	Gross amounts offset in the consolidated balance sheets (B)	Net amount presented in the consolidated balance sheets (C=A-B)	Financial instruments	Cash collateral received/ pledged	Net amount ⁽¹⁾
December 2025
Trading and hedging derivatives	10 / 15	40,930	7,809	33,122	21,478	11,075	569
Reverse repurchase, securities borrowing and similar agreements		80,537	24,459	56,078	55,949	—	129
Total assets		121,468	32,268	89,199	77,427	11,075	698
Trading and hedging derivatives	10 / 15	40,087	7,809	32,278	21,478	8,739	2,061
Repurchase, securities lending and similar agreements		103,538	24,459	79,079	78,887	192	—
Total liabilities		143,626	32,268	111,357	100,365	8,931	2,061
December 2024
Trading and hedging derivatives	10 / 15	45,523	8,362	37,161	27,446	9,566	148
Reverse repurchase, securities borrowing and similar agreements		65,401	19,397	46,005	45,959	—	46
Total assets		110,924	27,759	83,165	73,405	9,566	194
Trading and hedging derivatives	10 / 15	43,924	8,362	35,562	27,446	7,658	458
Repurchase, securities lending and similar agreements		87,893	19,397	68,497	68,497	—	—
Total liabilities		131,818	27,759	104,059	95,943	7,658	458
December 2023
Trading and hedging derivatives	10 / 15	44,641	8,866	35,775	25,171	9,532	1,072
Reverse repurchase, securities borrowing and similar agreements		80,227	—	80,227	79,980	—	248
Total assets		124,869	8,866	116,003	105,151	9,532	1,320
Trading and hedging derivatives	10 / 15	44,536	8,866	35,670	27,354	7,013	1,303
Repurchase, securities lending and similar agreements		104,920	—	104,920	104,920	—	—
Total liabilities		149,456	8,866	140,590	132,274	7,013	1,303
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
7.5.1Liquidity and Funding Strategy and Planning
The BBVA Group is a multinational financial institution whose business is focused mainly on retail and commercial banking activities. In addition to the retail business model, which forms its core business, the Group engages in corporate and investment banking, through the global CIB division.
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
Finance is also responsible for preparing the regulatory reporting of liquidity, coordinating with the responsible areas in each LMU the necessary processes to cover the requirements at corporate and regulatory level, ensuring the integrity of the information provided.
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
During 2025, liquidity conditions remained adequate in all the countries where the BBVA Group operates.
The performance of the indicators show that the funding structure remained steady during 2025, 2024 and 2023, in the sense that all LMU held self-funding levels with stable customer resources above the requirements.

LtSCD BY LMU

	2025	2024	2023
Group (average)	105%	102%	99%
BBVA, S.A.	105%	101%	100%
BBVA Mexico	115%	115%	102%
Garanti BBVA	92%	90%	78%
Other LMU	103%	99%	104%
With respect to LCR, the Group has maintained a liquidity buffer at both a consolidated and individual level in 2025. As a result, the ratio has remained above 100%, with the consolidated ratio as of December 31, 2025 standing at 143%.
Although this requirement is only established at a Group level, for banks in the Eurozone, the minimum level required was exceeded in all subsidiaries.
It should be noted that the calculation of the Consolidated LCR does not allow the transfer of liquidity between, or with, subsidiaries located outside the Eurozone, so no excess liquidity may be transferred from these entities for the purpose of calculating the consolidated ratio.
If the impact of these highly liquid assets was considered, the LCR would be 169%, or 26 basis points above the required level.

LCR MAIN LMU

	2025	2024	2023
Group	143%	134%	149%
BBVA, S.A.	162%	156%	178%
BBVA Mexico	161%	146%	192%
Garanti BBVA	159%	141%	212%
One of the key elements in BBVA's Group liquidity and funding management is the targeted maintenance of large high quality liquidity buffers in all business areas where the group operates.
Each entity maintains a liquidity buffer at the individual level for BBVA, S.A. and for each of its subsidiaries, such as BBVA Mexico, Garanti BBVA and the Latin American subsidiaries.
In this respect, the Group has maintained for the last 12 months an average volume of high quality liquid assets (HQLA) amounting to €134,046 million, of which 98% correspond to maximum quality assets (LCR level 1).
The table below shows the liquidity available by instrument as of December 31, 2025, 2024 and 2023 for the most significant entities based on prudential supervisor’s information (Commission Implementing Regulations (EU) 2021/451 of December 17, 2020):

LIQUIDITY AVAILABLE BY INSTRUMENT (MILLIONS OF EUROS)

	BBVA, S.A.			BBVA Mexico			Garanti BBVA			Other
	2025	2024	2023	2025	2024	2023	2025	2024	2023	2025	2024	2023
Cash and withdrawable central bank reserves	25,248	16,004	43,931	9,821	12,001	9,712	12,960	10,344	9,899	6,988	8,101	5,921
Level 1 tradable assets	57,595	50,199	31,606	18,785	8,783	20,345	5,553	6,402	6,117	11,343	8,749	8,429
Level 2A tradable assets	623	194	919	182	327	246	—	—	—	32	—	—
Level 2B tradable assets	4,424	3,762	2,916	171	159	132	—	—	—	13	31	—
Other tradable assets	42,405	46,537	44,324	748	598	469	943	816	398	586	926	753
Non-tradable assets eligible for central banks	651	11	—	—	—	—	—	—	—	—	—	—
Cumulated counterbalancing capacity	130,946	116,706	123,696	29,707	21,869	30,903	19,456	17,562	16,414	18,962	17,806	15,102
The Net Stable Funding Ratio (NSFR), defined as the result between the amount of stable funding available and the amount of stable funding required, requiring banks to maintain a stable financing profile in relation to the composition of their assets and off-balance sheet activities. This ratio should be at least 100% at all times. The NSFR ratio of the BBVA Group, stood at 126% as of December 31, 2025.
The NSFR of BBVA Group and its main LMU as of December 31, 2025, 2024 and 2023, was the following:

NSFR MAIN LMU

	2025	2024	2023
Group	126%	127%	131%
BBVA, S.A.	117%	119%	120%
BBVA Mexico	132%	131%	140%
Garanti BBVA	144%	149%	178%

Below is a matrix of residual maturities by contractual periods based on supervisory prudential reporting as of December 31, 2025, 2024 and 2023:

DECEMBER 2025. CONTRACTUAL MATURITIES (MILLIONS OF EUROS)

	Demand	Up to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 3 years	3 to 5 years	Over 5 years	Total
ASSETS
Cash, cash balances at central banks and other demand deposits	14,413	43,789	—	—	—	—	—	—	—	—	58,202
Deposits in credit entities	—	5,953	868	1,056	962	1,430	670	1,186	112	66	12,303
Deposits in other financial institutions	—	4,505	1,626	1,315	846	726	2,941	2,654	2,059	2,060	18,732
Reverse repo, securities borrowing and margin lending	2,061	51,418	9,957	4,566	1,707	2,320	7,223	1,933	669	113	81,967
Loans and advances	—	40,574	40,625	30,638	19,096	22,144	49,496	41,730	58,930	114,633	417,866
Securities' portfolio settlement	—	4,598	3,947	9,016	4,451	8,405	18,718	8,361	29,414	47,407	134,317

DECEMBER 2025. CONTRACTUAL MATURITIES (MILLIONS OF EUROS)

	Demand	Up to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 3 years	3 to 5 years	Over 5 years	Total
LIABILITIES
Wholesale funding	—	5,139	4,481	7,210	4,872	7,653	13,261	4,252	9,584	32,528	88,980
Deposits from financial institutions	3,151	4,504	1,394	775	622	765	936	321	601	550	13,619
Deposits from other financial institutions and international agencies	8,003	12,649	4,606	1,684	823	1,065	1,798	302	361	550	31,841
Customer deposits	345,742	67,090	25,358	13,345	5,668	6,638	2,056	1,176	1,062	465	468,600
Security pledge funding	1,299	89,726	14,794	5,108	1,407	2,047	3,656	507	288	564	119,396
Derivatives, net	—	58	103	167	465	(87)	145	104	(79)	(807)	69

DECEMBER 2024. CONTRACTUAL MATURITIES (MILLIONS OF EUROS)

	Demand	Up to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 3 years	3 to 5 years	Over 5 years	Total
ASSETS
Cash, cash balances at central banks and other demand deposits	11,125	38,087	—	—	—	—	—	—	—	—	49,212
Deposits in credit entities	—	5,246	541	1,165	647	918	861	351	33	41	9,805
Deposits in other financial institutions	—	2,677	1,642	970	929	1,130	1,577	1,526	1,369	681	12,502
Reverse repo, securities borrowing and margin lending	—	34,310	10,594	5,025	1,911	3,138	5,782	3,675	3,008	122	67,565
Loans and advances	—	34,605	38,547	29,770	16,928	19,715	44,537	34,618	51,469	105,649	375,837
Securities' portfolio settlement	—	2,861	2,741	6,084	2,531	5,922	20,625	20,053	21,972	44,850	127,640

DECEMBER 2024. CONTRACTUAL MATURITIES (MILLIONS OF EUROS)

	Demand	Up to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 3 years	3 to 5 years	Over 5 years	Total
LIABILITIES
Wholesale funding	—	2,484	4,816	5,536	3,347	3,685	8,517	11,386	7,530	28,306	75,608
Deposits from financial institutions	2,600	6,070	476	644	130	732	558	242	570	743	12,765
Deposits from other financial institutions and international agencies	6,950	9,247	2,466	1,584	922	503	1,256	477	433	742	24,581
Customer deposits	318,252	50,789	23,758	11,580	3,888	4,329	2,055	569	834	787	416,841
Security pledge funding	—	74,614	14,093	5,452	2,355	4,157	2,223	366	1,454	445	105,159
Derivatives, net	—	(388)	(73)	(142)	70	142	549	(122)	5	(87)	(46)

DECEMBER 2023. CONTRACTUAL MATURITIES (MILLIONS OF EUROS)

	Demand	Up to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 3 years	3 to 5 years	Over 5 years	Total
ASSETS
Cash, cash balances at central banks and other demand deposits	10,353	61,678	—	—	—	—	—	—	—	—	72,031
Deposits in credit entities	—	4,676	393	543	594	602	602	136	24	102	7,672
Deposits in other financial institutions	—	1,288	1,261	1,049	385	649	2,019	965	974	1,291	9,882
Reverse repo, securities borrowing and margin lending	—	42,407	21,683	6,890	3,398	2,596	3,319	3,817	2,133	139	86,382
Loans and advances	—	28,644	30,850	28,239	16,434	19,029	41,267	32,769	45,116	104,086	346,433
Securities' portfolio settlement	—	2,167	6,011	2,633	2,578	11,950	15,266	14,016	29,245	34,558	118,424

DECEMBER 2023. CONTRACTUAL MATURITIES (MILLIONS OF EUROS)

	Demand	Up to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 3 years	3 to 5 years	Over 5 years	Total
LIABILITIES
Wholesale funding	—	1,187	3,889	8,518	4,935	4,225	10,296	7,990	11,175	22,424	74,639
Deposits from financial institutions	2,092	3,669	1,076	715	119	605	795	46	198	695	10,011
Deposits from other financial institutions and international agencies	8,507	5,526	2,806	1,036	834	841	1,033	618	695	638	22,535
Customer deposits	304,096	44,745	16,225	11,855	3,905	5,500	1,753	1,029	758	1,092	390,959
Security pledge funding	—	86,908	30,028	6,107	2,274	1,821	2,630	1,111	2,060	677	133,615
Derivatives, net	—	(21)	(30)	6	(62)	(267)	69	45	(135)	(2,616)	(3,009)
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
The most relevant aspects related to the main geographical areas are the following:
–In Spain, BBVA, S.A. maintained a strong position with a large high-quality liquidity buffer, maintaining at all times the regulatory liquidity metrics well above the set minimums. During 2025, commercial activity showed dynamism in attracting customer deposits, mainly from wholesale clients, supported equally by retail clients and the new digital bank in Germany. Regarding lending activity, there was a significant boost from wholesale business units. Growth in both areas has resulted in a narrowing of the credit gap.
–BBVA Mexico showed an adequate liquidity situation, with a credit gap that improved over the year, mainly due to strong deposit growth in local currency. In addition, the liquidity situation was reinforced by wholesale debt issuances carried out in both Mexican pesos and U.S. dollars.

–In Turkey, Garanti BBVA maintained an adequate liquidity situation in 2025. The lending gap decreased significantly in foreign currencies due to a strong rise in deposits. On the other hand, there was an increase in the credit gap in Turkish lira due to the strong growth in lending, which exceeded that of deposits. Wholesale issuances in foreign currency supported liquidity.
–In South America, the liquidity situation has also remained adequate throughout the region in 2025. In BBVA Argentina, at a constant exchange rate, the credit gap improved in Argentine pesos due to the impulse in time deposits despite strong loan growth. In the U.S. dollar balance sheet, at a constant exchange rate, the growth of loans exceeded fund gathering, thus widening the credit gap in this currency. In BBVA Colombia, the liquidity situation was comfortable, even though the credit gap widened in 2025, with a sustained growth of loans that slightly exceeded the volume of fund gathering. At BBVA Peru, the liquidity situation remained solid, with a credit gap that widened during the year due to the dynamism of lending activity, especially in U.S. dollars.
The main wholesale financing transactions carried out by the BBVA Group during 2025 are listed below:

Issuer	Type of issue	Date of issue	Nominal (millions)	Currency	Coupon	Early redemption	Maturity date
BBVA, S.A.	AT1	Jan-25	1,000	USD	7.750%	Jan-32	Perpetual
	Tier 2	Feb-25	1,000	EUR	4.000%	Feb-32	Feb-37
	Senior non-preferred	Jul-25	1,000	EUR	3.125%	_	Jul-30
	Senior non-preferred	Aug-25	1,000	EUR	3.750%	_	Aug-35
	AT1	Nov-25	1,000	EUR	5.625%	Nov-32	Perpetual
In relation to liability management, on May 10, 2025, BBVA, S.A. redeemed early and in full an issue of senior preferred bonds made in May 2023 for €1 billion; in January 2025, it redeemed early and in full a €1 billion Tier 2 issue made in January 2020 and maturing in 2030; and in March 2025, it redeemed in full a Contingent Convertible Preferred Securities (AT1) issue for USD 1000 billion issued in 2019. On September 14, 2025, BBVA, S.A. redeemed early and in full an issue of senior non-preferred bonds made in September 2022 for USD 1 billion (see Note 22.4).
After the closing date of the 2025 financial year, on January 7, 2026, BBVA, S.A. issued €2 billion in senior non-preferred debt, structured in two tranches: the first, for €750 million, with a coupon fixed set at three-month Euribor plus 55 basis points, and the second, for €1.25 billion, with a fixed coupon of 3.75%. On January 15, 2026, BBVA, S.A. carried out the early redemption of a green AT1 issue made on July 15, 2020, for a combined nominal amount of €1 billion, a decision that was communicated to the market on December 17, 2025 (see Note 22.4).
BBVA Mexico issued in February 2025 USD 1 billion of Tier 2 subordinated debt with a coupon of 7.625%. In addition, a senior debt issue was carried out in March 2025 for 15 billion Mexican pesos (approximately €692 million), and another in September 2025 in two tranches: the first for 14,434 million Mexican pesos (approximately €666 million) and the second for USD 158 million.
Throughout 2025, Garanti BBVA issued a total of USD 3,847 million of short-term senior MTN in order to roll over maturities and generate liquidity. In June 2025, it renewed 100% of a sustainable syndicated loan in two tranches for a total amount of USD 440 million. In July 2025, Garanti BBVA completed the issuance of subordinated bonds for a total amount of USD 500 million. In October 2025, another subordinated bond issue was made for USD 700 million. In November 2025, Garanti BBVA issued Turkey's first biodiversity bond, worth USD 20.22 million. Finally, in December 2025, Garanti BBVA formalized a sustainability focused syndicated loan for a total amount of USD 428 million.
In 2025, through successive placements of debt securities, BBVA Argentina issued a total of 244 billion Argentine pesos and USD 192 million. The euro equivalent of these issues was €306 million.
In April 2025, BBVA Colombia issued a subordinated biodiversity bond, subscribed by the International Finance Corporation (IFC), for an amount of USD 45 million.
In Peru, BBVA issued USD 200 million in the form of a gender social bond aimed at women entrepreneurs, executed in two tranches during the first and the third quarters of 2025, in partnership with IDB Invest, FMO (Dutch Entrepreneurial Development Bank) and COFIDE (Corporación Financiera de Desarrollo, S.A.).

7.5.4Asset encumbrance
As of December 31, 2025, 2024 and 2023, the encumbered (those provided as collateral for certain liabilities) and unencumbered assets are broken down as follows:

ENCUMBERED AND UNENCUMBERED ASSETS (MILLIONS OF EUROS)

	Encumbered assets						Unencumbered assets
	Book value			Fair value			Book value			Fair value
	2025	2024	2023	2025	2024	2023	2025	2024	2023	2025	2024	2023
Assets	69,272	68,268	78,586				790,304	704,134	696,972
Equity instruments	1,964	834	592	1,968	834	592	19,836	17,159	13,176	19,836	17,159	13,176
Debt securities	42,016	43,404	51,458	43,910	45,639	50,818	120,408	102,333	88,976	120,408	102,333	88,976
Loans and advances and other assets	25,291	24,030	26,535				650,060	584,641	594,821
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
As of December 31, 2025, 2024 and 2023, collateral pledges received mainly due to repurchase agreements and securities lending, and those which could be committed in order to obtain funding are provided below:

COLLATERAL RECEIVED (MILLIONS OF EUROS)

	Fair value of encumbered collateral received or own debt certificates issued			Fair value of collateral received or own debt certificates issued available for encumbrance			Fair value of collateral received or own debt certificates issued not available for encumbrance
	2025	2024	2023	2025	2024	2023	2025	2024	2023
Collateral received	49,726	40,877	73,836	17,783	14,917	14,825	1,634	1,151	996
Equity instruments	190	215	1,019	675	162	51	—	—	—
Debt securities	49,536	40,663	72,817	17,107	14,754	14,774	1,634	1,151	996
Loans and advances and other assets	—	—	—	—	—	—	—	—	—
Own debt certificates issued other than own covered bonds or ABSs	—	—	—	63	66	74	—	—	—
The guarantees received in the form of reverse repurchase agreements or security lending transactions are committed by their use in repurchase agreements, as is the case with debt securities.
As of December 31, 2025, 2024 and 2023, financial liabilities issued related to encumbered assets in financial transactions as well as their book value were as follows:

SOURCES OF ENCUMBRANCE (MILLIONS OF EUROS)

	Matching liabilities, contingent liabilities or securities lent			Assets, collateral received and own debt certificates issued other than covered bonds and ABSs encumbered
	2025	2024	2023	2025	2024	2023
Book value of financial liabilities	116,511	109,833	151,766	117,052	107,067	149,853
Derivatives	17,092	17,047	15,895	15,377	14,698	13,756
Deposits	92,586	84,604	126,777	94,577	81,938	126,543
Outstanding subordinated debt	6,833	8,182	9,094	7,097	10,431	9,554
Other sources	820	1,141	1,066	1,946	2,079	2,568

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
–Level 3: valuation of financial instruments with valuation techniques that use significant unobservable inputs in the market. As of December 31, 2025, the affected instruments at fair value accounted for approximately 0.70% of financial assets and 0.47% of the Group’s financial liabilities. Model selection and validation is undertaken by control areas outside the business areas.

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
Furthermore, BBVA considers as traded in an “Organized Market” quotations for assets or liabilities from over-the-counter (OTC) markets when they are obtained from independent sources, observable on a daily basis and fulfil certain conditions.
The fair value of the Group's financial instruments recognized at fair value in the consolidated balance sheets is presented below, broken down according to the valuation method used to determine their fair value, and their respective book value as of December 31, 2025, 2024 and 2023:

FAIR VALUE OF FINANCIAL INSTRUMENTS RECOGNIZED AT FAIR VALUE BY LEVELS. DECEMBER 2025 (MILLIONS OF EUROS)

	Notes	Book value	Fair value
			Level 1	Level 2	Level 3
ASSETS
Financial assets held for trading	10	123,185	30,045	90,885	2,254
Derivatives		32,551	955	30,829	768
Equity instruments		9,901	9,536	158	208
Debt securities		30,846	19,555	10,686	605
Loans and advances		49,887	—	49,213	673
Non-trading financial assets mandatorily at fair value through profit or loss	11	11,272	3,946	5,732	1,594
Equity instruments		10,539	3,817	5,341	1,380
Debt securities		192	128	63	—
Loans and advances		541	—	328	213
Financial assets designated at fair value through profit or loss	12	1,006	1,004	2	—
Debt securities		1,006	1,004	2	—
Financial assets at fair value through other comprehensive income	13	58,809	52,134	4,760	1,915
Equity instruments		1,360	1,015	107	237
Debt securities		57,001	51,095	4,652	1,255
Loans and advances		448	24	1	423
Derivatives – Hedge accounting	15	570	—	570	—
LIABILITIES
Financial liabilities held for trading	10	91,917	14,129	76,334	1,454
Trading derivatives		30,345	1,131	28,021	1,193
Short positions		13,100	12,999	102	—
Deposits		48,472	—	48,211	261
Financial liabilities designated at fair value through profit or loss	12	18,417	—	16,284	2,133
Deposits from credit institutions		—	—	—	—
Customer deposits		897	—	897	—
Debt certificates issued		5,997	—	3,864	2,133
Other financial liabilities		11,524	—	11,524	—
Derivatives – Hedge accounting	15	1,933	—	1,926	7

FAIR VALUE OF FINANCIAL INSTRUMENTS RECOGNIZED AT FAIR VALUE BY LEVELS. DECEMBER 2024 (MILLIONS OF EUROS)

	Notes	Book value	Fair value
			Level 1	Level 2	Level 3
ASSETS
Financial assets held for trading	10	108,948	26,332	80,323	2,292
Derivatives		36,003	969	34,591	443
Equity instruments		6,760	6,602	76	83
Debt securities		27,955	18,762	8,438	756
Loans and advances		38,230	—	37,218	1,011
Non-trading financial assets mandatorily at fair value through profit or loss	11	10,546	8,511	617	1,418
Equity instruments		9,782	8,309	107	1,365
Debt securities		407	202	173	31
Loans and advances		358	—	336	21
Financial assets designated at fair value through profit or loss	12	836	774	62	—
Debt securities		836	774	62	—
Financial assets at fair value through other comprehensive income	13	59,002	50,354	7,515	1,133
Equity instruments		1,451	1,157	79	216
Debt securities		57,526	49,173	7,436	917
Loans and advances		25	25	—	—
Derivatives – Hedge accounting	15	1,158	—	1,158	—
LIABILITIES
Financial liabilities held for trading	10	86,591	14,308	71,072	1,211
Trading derivatives		33,059	1,118	31,400	541
Short positions		13,878	13,189	673	15
Deposits		39,654	—	38,999	656
Financial liabilities designated at fair value through profit or loss	12	14,952	—	12,865	2,087
Deposits from credit institutions		—	—	—	—
Customer deposits		934	—	934	—
Debt certificates issued		4,597	—	2,511	2,087
Other financial liabilities		9,420	—	9,420	—
Derivatives – Hedge accounting	15	2,503	—	2,480	23

FAIR VALUE OF FINANCIAL INSTRUMENTS RECOGNIZED AT FAIR VALUE BY LEVELS. DECEMBER 2023 (MILLIONS OF EUROS)

	Notes	Book value	Fair value
			Level 1	Level 2	Level 3
ASSETS
Financial assets held for trading	10	141,042	21,972	116,905	2,165
Derivatives		34,293	144	33,880	269
Equity instruments		4,589	4,494	24	71
Debt securities		28,569	17,333	11,081	155
Loans and advances		73,590	—	71,921	1,669
Non-trading financial assets mandatorily at fair value through profit or loss	11	8,737	7,028	493	1,216
Equity instruments		7,963	6,742	72	1,148
Debt securities		484	286	132	66
Loans and advances		290	—	288	2
Financial assets designated at fair value through profit or loss	12	955	908	47	—
Debt securities		955	908	47	—
Financial assets at fair value through other comprehensive income	13	62,205	52,987	8,335	883
Equity instruments		1,217	1,026	52	139
Debt securities		60,963	51,961	8,258	745
Loans and advances		26	—	26	—
Derivatives – Hedge accounting	15	1,482	—	1,482	—
LIABILITIES
Financial liabilities held for trading	10	121,715	14,133	106,382	1,201
Trading derivatives		33,045	191	32,111	743
Short positions		15,735	13,942	1,750	44
Deposits		72,935	—	72,520	415
Financial liabilities designated at fair value through profit or loss	12	13,299	—	11,073	2,227
Deposits from credit institutions		—	—	—	—
Customer deposits		717	—	717	—
Debt certificates issued		3,977	—	1,751	2,227
Other financial liabilities		8,605	—	8,605	—
Derivatives – Hedge accounting	15	2,625	—	2,586	39

The following table sets forth the main valuation techniques, hypothesis and inputs used in the estimation of fair value of the financial instruments recognized at fair value classified under Levels 2 and 3, based on the type of financial asset and liability and the corresponding balances as of December 31, 2025, 2024 and 2023.

FAIR VALUE OF FINANCIAL INSTRUMENTS BY LEVELS (MILLIONS OF EUROS)

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
Derivatives
Interest rate
Interest rate products (Interest rate Swaps, Call money Swaps and FRA): Discounted cash flows
Caps/Floors: Black 76 and SABR
Bond options: Black 76
Swaptions: Black, SABR and LGM
Other Interest rate Options: Black, SABR, Libor Market Model and QGM.
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
Derivatives
Interest rate
Interest rate products (Interest rate Swaps, call money Swaps and FRA): Discounted cash flows
Caps/Floors: Black 76 and SABR
Bond options: Black 76
Swaptions: Black 76, SABR and LGM
Other Interest rate Options: Black, SABR, Libor Market Model and QGM.
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
–Black Scholes: the Black Scholes model postulates log-normal distribution for the prices of securities, so that the expected return under the risk neutral measure is the risk-free interest rate. Under this assumption, the price of vanilla options can be obtained analytically, so that inverting the Black Scholes formula, the implied volatility for process of the price can be calculated.
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
–LGM (Linear Gaussian Model): the model, commonly used for the valuation of interest rate instruments, assumes that the evolution of the yield curve is driven by a single stochastic factor following a linear Gaussian process. Under this framework, instantaneous rates evolve continuously with a volatility proportional to the level of rates, allowing for a parsimonious and stable description of the dynamics of bond prices and interest rate swap derivatives. Unlike more complex or multifactor models, the LGM retains a simple analytical structure that facilitates calibration to market-implied swaption volatilities.
–QGM (Quasi Gaussian Model): an advanced pricing model for the valuation of callable products. It is a valuation framework based on Monte Carlo simulations that employs a local volatility parameterization to model interest rates, designed to price exotic derivatives with cancellable features. The model uses a quasi-Gaussian approach to represent the dynamics of interest rates, leveraging a combination of variables and an auxiliary matrix to capture the evolution of forward rates.

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
Unobservable inputs

Quantitative information of unobservable inputs used to calculate level 3 valuations is presented below as of December 31, 2025, 2024 and 2023.

UNOBSERVABLE INPUTS. DECEMBER 2025

Financial instrument	Valuation technique(s)	Significant unobservable inputs	Min	Average	Max	Units
Debt Securities	Present value method	Credit spread	—	74	814	bp
		Recovery rate	—%	38%	40%	%
	Comparable Pricing		—%	97%	234%	%
Equity/Fund instruments (1)	Net Asset Value
	Comparable Pricing
Loans and advances	Present value method	Repo funding curve	3.94%	2%	11.67%	%
Credit Derivatives	Gaussian Copula	Correlation default	19%	64%	92%	%
	Black 76	Price volatility	—	—	—	Vegas
Equity Derivatives	Option models on equities, baskets of equity, funds	Dividends (2)
		Correlations	(69%)	43%	99%	%
		Volatility	8.05	32.17	450.54	Vegas
FX Derivatives	Option models on FX underlyings	Volatility	3.19	7.98	15.06	Vegas
IR Derivatives	Option models on IR underlyings	Beta	3%	5%	11%	%
		Correlation rate/credit	(100%)		100%	%
		Correlation rate/inflation	42%	76%	95%	%
(1) Due to the diversity of valuation models of equity valuations, we would not include all the unobservable inputs or the quantitative ranges of them.
(2) The range of unobservable dividends is too wide range to be relevant.

UNOBSERVABLE INPUTS. DECEMBER 2024

Financial instrument	Valuation technique(s)	Significant unobservable inputs	Min	Average	Max	Units
Debt Securities	Present value method	Credit spread	—	113	3,907	bp
		Recovery rate	—%	39%	40%	%
	Comparable Pricing		—%	95%	233%	%
Equity/Fund instruments (1)	Net Asset Value
	Comparable Pricing
Loans and advances	Present value method	Repo funding curve	2.09%	3.70%	7.11%	%
Credit Derivatives	Gaussian Copula	Correlation default	19%	59%	92%	%
	Black 76	Price volatility	—	—	—	Vegas
Equity Derivatives	Option models on equities, baskets of equity, funds	Dividends (2)
		Correlations	(88%)	48%	99%	%
		Volatility	5.07	30.90	122.35	Vegas
FX Derivatives	Option models on FX underlyings	Volatility	3.93	9.46	14.91	Vegas
IR Derivatives	Option models on IR underlyings	Beta	3%	5%	11%	%
		Correlation rate/credit	(100%)		100%	%
		Correlation rate/inflation	42%	74%	95%	%
(1) Due to the diversity of valuation models of equity valuations, we would not include all the unobservable inputs or the quantitative ranges of them.
(2) The range of unobservable dividends is too wide range to be relevant.

UNOBSERVABLE INPUTS. DECEMBER 2023

Financial instrument	Valuation technique(s)	Significant unobservable inputs	Min	Average	Max	Units
Debt securities	Present value method	Credit spread	—	136	4,369	bp
		Recovery rate	—%	39%	40%	%
	Comparable pricing		—%	99%	237%	%
Equity/Fund instruments (1)	Net asset value
	Comparable pricing
Loans and advances	Present value method	Repo funding curve	2.26%	3.74%	5.76%	%
Credit derivatives	Gaussian Copula	Correlation default	26%	60%	85%	%
	Black 76	Price volatility	—	—	—	Vegas
Equity derivatives	Option models on equities, baskets of equity, funds	Dividends (2)
		Correlations	(88%)	52%	99%	%
		Volatility	8.47	29.41	70.94	Vegas
FX derivatives	Option models on FX underlyings	Volatility	4.31	10.24	18.52	Vegas
IR derivatives	Option models on IR underlyings	Beta	3%	5%	11%	%
		Correlation rate/credit	(100%)		100%	%
		Correlation rate/inflation	52%	60%	74%	%
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
An additional adjustment for Own Credit Adjustment (hereinafter "OCA") is applied to the instruments accounted for by applying the Fair Value Option permitted by IFRS 9. The related amounts recognized in the consolidated balance sheet as of December 31, 2025 and 2024, related to OCA were €459 million and €393 million, respectively.
The amounts recognized in the consolidated balance sheets as of December 31, 2025, 2024 and 2023 related to the valuation adjustments incorporated to the credit assessment derivative assets amounted to €-140 million, €-205 million and €-133 million, respectively as Credit Valuation Adjustments (CVA), and amounted to €87 million, €116 million and €91 million, respectively as Debit Valuation Adjustment (DVA). The impact recorded under “Gains (losses) on financial assets and liabilities held for trading, net” in the consolidated income statement was €62 million for the year ended December 31, 2025 and €17 million and €26 million in 2024 and 2023, respectively.

Valuation adjustments for financing risk
The fair value of the positions recorded at fair value must reflect the entity's financing risk. Taking into account the above, the Group makes adjustments for financing risk valuation (Funding Valuation Adjustment, hereinafter "FVA") in the estimates of the fair value of its assets and liabilities.
The adjustment to the valuation for financing risk incorporates the cost of financing implicit in the valuation of positions at fair value. This adjustment reflects the cost of funding for non-collateralized or partially collateralized operations.
Additionally, as of December 31, 2025, 2024 and 2023, €-10 million, €-19 million and €-16 million related to the FVA were recognized in the consolidated balance sheet, being the impact on results not significant.
Collateral Valuation Adjustments on Bond-Collateralized Agreements
Non-standard collateral valuation adjustments (hereinafter, “ColVA”) are incorporated into the valuation of both asset and liability derivatives to reflect, in their fair value, the impact of uncertainty in the discount curve associated with collateralized positions in bonds. A standard collateral agreement for a derivative is understood to be one that requires daily posting of collateral reflecting changes in the derivative’s market value, in the same currency as the derivative, and remunerated at the standard collateral rate. When the collateral agreement permits the delivery of bonds as collateral, an adjustment is required to capture the specific characteristics of the eligible collateral that cause the valuation of the transaction to differ from that under a standard cash collateralization in the deal’s currency of denomination. These adjustments account for the cost (or benefit) of funding the bond collateral that covers the Expected Positive Exposure (EPE) or Expected Negative Exposure (ENE) of a derivatives portfolio over time, using the market rehypothecation curve of the posted collateral.
ColVA adjustments are typically considered a component of FVA.
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
The impact recorded under “Gains (losses) on financial assets and liabilities held for trading, net” in the consolidated income statement for the year ended December 31, 2025 corresponding to the mentioned adjustments was a net impact of €-59 million, (€-53 million in 2024). An adjustment was also made as of December 31, 2025 on financial assets at fair value through other comprehensive income for a total of €-10 million (€-17 million and €-15 million in 2024 and 2023, respectively).

Financial assets and liabilities classified as level 3
The changes in the balance of level 3 financial assets and liabilities included in the consolidated balance sheets are as follows:

FINANCIAL ASSETS LEVEL 3: CHANGES IN THE YEAR (MILLIONS OF EUROS)

	2025		2024		2023
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Balance at the beginning	4,843	3,321	4,264	3,467	3,931	2,743
Changes in fair value recognized in profit and loss ⁽¹⁾	395	368	490	144	(7)	113
Changes in fair value not recognized in profit and loss	50	—	29	—	21	(1)
Acquisitions, disposals and liquidations	469	884	397	(59)	27	374
Net transfers to level 3	13	(985)	(330)	(165)	289	204
Exchange differences and others	(7)	6	(6)	(67)	3	34
Balance at the end	5,763	3,594	4,843	3,321	4,264	3,467
(1) Profit or loss that is attributable to gains or losses relating to those financial assets and liabilities held as of December 31, 2025, 2024 and 2023. Valuation adjustments are recorded under the heading “Gains (losses) on financial assets and liabilities (net)”.

During 2025, there was an increase in level 3 asset positions (+19%), resulting in equal parts from market price evolution and decreased observability. This increase is primarily distributed between the derivatives portfolio and equity cash trading.
During 2024, there was an increase in positions classified as level 3, mainly concentrated in cash fixed-income positions due to unobservability in market prices applied in their fair valuation. No significant changes were observed in other positions, such as derivatives, reverse repurchase agreements and cash variable-income positions.
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
For the years ended December 31, 2025, 2024 and 2023, the profit/loss on sales of financial instruments classified as level 3 recognized in the consolidated income statement was not material.
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
The financial instruments transferred among the different levels of measurement for the years ended December 31, 2025, 2024 and 2023 are at the following amounts in the consolidated balance sheets as of December 31, 2025, 2024 and 2023:

TRANSFERS AMONG LEVELS. DECEMBER 2025 (MILLIONS OF EUROS)

	From:	Level 1		Level 2		Level 3
	To:	Level 2	Level 3	Level 1	Level 3	Level 1	Level 2
ASSETS
Financial assets held for trading		181	—	344	272	30	200
Non-trading financial assets mandatorily at fair value through profit or loss		5,150	30	9	—	—	33
Financial assets designated at fair value through profit or loss		—	—	7	—	—	—
Financial assets at fair value through other comprehensive income		251	36	762	43	—	105
Derivatives – Hedge accounting		—	—	—	—	—	—
Total		5,582	66	1,122	315	30	338
LIABILITIES
Financial liabilities held for trading		19	—	269	144	3	259
Financial liabilities designated at fair value through profit or loss		—	—	—	(1,021)	(256)	103
Derivatives – Hedge accounting		—	—	—	—	—	—
Total		19	—	269	(877)	(254)	362

TRANSFER AMONG LEVELS (MILLIONS OF EUROS)

		2024						2023
	From:	Level 1		Level 2		Level 3		Level 1		Level 2		Level 3
	To:	Level 2	Level 3	Level 1	Level 3	Level 1	Level 2	Level 2	Level 3	Level 1	Level 3	Level 1	Level 2
ASSETS
Financial assets held for trading		115	—	1,238	78	16	199	887	34	89	666	—	497
Non-trading financial assets mandatorily at fair value through profit or loss		68	14	1	—	35	18	1	135	—	70	—	—
Financial assets designated at fair value through profit or loss		—	—	1	—	—	—	—	—	—	—	—	—
Financial assets at fair value through other comprehensive income		1,425	17	1,348	12	13	170	1,191	21	1,296	205	103	243
Derivatives – Hedge accounting		—	—	—	—	—	—	—	—	—	—	—	—
Total		1,608	31	2,586	90	64	387	2,079	190	1,385	941	103	740
LIABILITIES
Financial liabilities held for trading		107	—	461	45	11	380	596	3	36	177	1	372
Financial liabilities designated at fair value through profit or loss		—	—	—	301	—	121	—	—	—	660	—	262
Derivatives – Hedge accounting		—	—	—	—	—	—	—	—	—	—	—	—
Total		107	—	461	346	11	501	596	3	36	837	1	635

In 2025, transfers between the different levels of the fair value hierarchy at a Group level were very limited and did not represent a significant change in any of the categories. However, in the banking book, there were significant transfers from level 1 to level 2 in the portfolio of ‘Financial assets designated at fair value through profit or loss’ due to decreased observability, which were only partially offset by transfers from level 2 to level 1 in the portfolio of ‘Financial assets at fair value through other comprehensive income’.

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
The amount of the financial instruments at fair value portfolio that were transferred among the different valuation levels during 2023 correspond mainly, with respect to level 1 to level 2, to the review of the classification among levels due to the implementation of the short-term maturities model valuation of the listed options for those positions for which it is guaranteed that the inputs applied from real OTC market transactions are complied with the corroboration criteria. Additionally, there is a transfer of exposure level 1 to Level 2 in cash positions in debt securities and equities, partially netted by a transfer of exposure Level 2 to level 1, all directly related to the observability of the inputs. The volume of positions transferred from Level 2 to level 3 is partly offset by the transfer of certain positions from level 3 to level 2, mainly in cash positions in debt securities, equities and loans and advances.
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
As of December 31, 2025, the effect on profit for the year and total equity of changing the main unobservable inputs used for the measurement of level 3 financial instruments for other reasonably possible unobservable inputs, taking the highest (most favorable input) or lowest (least favorable input) value of the range deemed probable, would be as follows:

FINANCIAL INSTRUMENTS LEVEL 3: SENSITIVITY ANALYSIS (MILLIONS OF EUROS)

	Potential impact on consolidated income statement				Potential impact on other comprehensive income
	Most favorable hypothesis		Least favorable hypothesis		Most favorable hypothesis		Least favorable hypothesis
	2025	2024	2025	2024	2025	2024	2025	2024
ASSETS
Financial assets held for trading	102	48	(155)	(89)	—	—	—	—
Loans and advances	6	4	(6)	(4)	—	—	—	—
Debt securities	38	37	(69)	(61)	—	—	—	—
Equity instruments	42	—	(65)	(17)	—	—	—	—
Derivatives	15	6	(15)	(6)	—	—	—	—
Non-trading financial assets mandatorily at fair value through profit or loss	103	9	(104)	(85)	—	—	—	—
Loans and advances	1	—	(1)	—	—	—	—	—
Debt securities	—	3	—	(7)	—	—	—	—
Equity instruments	102	6	(102)	(78)	—	—	—	—
Financial assets designated at fair value through profit or loss	—	—	—	—	—	—	—	—
Financial assets at fair value through other comprehensive income	—	—	—	—	117	48	(190)	(90)
Total	205	57	(259)	(173)	117	48	(190)	(90)
LIABILITIES
Financial liabilities held for trading	18	12	(18)	(13)	—	—	—	—
Total	18	12	(18)	(13)	—	—	—	—
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
–Debt securities: generally, fair value is estimated based on the available market price or by using internal valuation methodologies.
Financial liabilities
–Deposits from central banks: for recurrent liquidity auctions and other monetary policy instruments of central banks / short-term deposits, from credit institutions / repurchase agreements / short-term customer deposits: their book value is considered to be the best estimation of their fair value.
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
The table below shows the fair value of the Group's financial instruments recognized at amortized cost in the consolidated balance sheets, broken down according to the valuation method used to determine their fair value, and their respective book value, as well as the main valuation techniques and inputs used for financial instruments classified in level 2 and level 3 as of December 31, 2025, 2024 and 2023:

FAIR VALUE OF FINANCIAL INSTRUMENTS RECOGNIZED AT AMORTIZED COST BY LEVELS. DECEMBER 2025 (MILLIONS OF EUROS)

	Notes	Book value	Fair value
			Carrying amount presented as fair value ⁽¹⁾	Level 1	Level 2	Level 3	Total
ASSETS
Cash, cash balances at central banks and other demand deposits	9	58,837	58,837	—	—	—	58,837
Financial assets at amortized cost	14	568,893	40,224	65,255	25,873	437,577	568,929
Debt securities		73,379	—	65,255	6,526	1,322	73,103
Loans and advances		495,513	40,224	—	19,347	436,255	495,826
LIABILITIES
Financial liabilities at amortized cost	22	658,599	416,378	42,578	86,123	115,369	660,447
Deposits		556,498	396,119	—	49,084	112,053	557,256
Debt certificates issued		81,842	—	42,578	37,039	3,316	82,932
Other financial liabilities		20,258	20,258	—	—	—	20,258
(1) Financial instruments whose book value is presented as an approximation to their fair value, mainly short-term financial instruments.

FAIR VALUE OF FINANCIAL INSTRUMENTS RECOGNIZED AT AMORTIZED COST BY LEVELS. DECEMBER 2024 (MILLIONS OF EUROS)

	Notes	Book value	Fair value
			Carrying amount presented as fair value ⁽¹⁾	Level 1	Level 2	Level 3	Total
ASSETS
Cash, cash balances at central banks and other demand deposits	9	51,145	51,145	—	—	—	51,145
Financial assets at amortized cost	14	502,400	32,615	50,771	24,157	394,496	502,039
Debt securities		59,014	—	50,771	6,589	921	58,281
Loans and advances		443,386	32,615	—	17,568	393,575	443,759
LIABILITIES
Financial liabilities at amortized cost	22	584,339	378,530	47,323	58,016	101,025	584,894
Deposits		496,720	360,777	—	37,647	98,038	496,461
Debt certificates issued		69,867	—	47,323	20,369	2,986	70,679
Other financial liabilities		17,753	17,753	—	—	—	17,753
(1) Financial instruments whose book value is presented as an approximation to their fair value, mainly short-term financial instruments.

FAIR VALUE OF FINANCIAL INSTRUMENTS RECOGNIZED AT AMORTIZED COST BY LEVELS. DECEMBER 2023 (MILLIONS OF EUROS)

	Notes	Book value	Fair value
			Carrying amount presented as fair value ⁽¹⁾	Level 1	Level 2	Level 3	Total
ASSETS
Cash, cash balances at central banks and other demand deposits	9	75,416	75,416	—	—	—	75,416
Financial assets at amortized cost	14	451,732	34,826	41,950	10,533	359,062	446,371
Debt securities		49,462	—	41,950	6,244	759	48,952
Loans and advances		402,270	34,826	—	4,290	358,303	397,418
LIABILITIES
Financial liabilities at amortized cost	22	557,589	358,657	42,742	86,390	68,127	555,915
Deposits		473,835	343,611	1,269	62,049	64,601	471,530
Debt certificates issued		68,707	—	41,472	24,341	3,526	69,339
Other financial liabilities		15,046	15,046	—	—	—	15,046
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

CASH, CASH BALANCES AT CENTRAL BANKS AND OTHER DEMAND DEPOSITS (MILLIONS OF EUROS)

	Notes	2025	2024	2023
Cash on hand		8,050	8,636	7,751
Cash balances at central banks ⁽¹⁾		42,856	35,306	60,750
Other demand deposits		7,931	7,202	6,916
Total	8.2	58,837	51,145	75,416
(1) The variation is mainly due to the evolution of the balances held in the Bank of Spain.

10.Financial assets and liabilities held for trading

10.1Breakdown of the balance
The breakdown of the balance under these headings in the consolidated balance sheets is as follows:

FINANCIAL ASSETS AND LIABILITIES HELD FOR TRADING (MILLIONS OF EUROS)

	Notes	2025	2024	2023
ASSETS
Derivatives		32,551	36,003	34,293
Equity instruments	7.2.2	9,901	6,760	4,589
Credit institutions		472	393	277
Other sectors		9,429	6,367	4,312
Debt securities	7.2.2	30,846	27,955	28,569
Issued by central banks		584	768	740
Issued by public administrations		27,222	23,671	24,766
Issued by financial institutions		1,411	1,665	1,824
Other debt securities		1,628	1,852	1,239
Loans and advances	7.2.2	49,887	38,230	73,590
Loans and advances to central banks		620	556	2,809
Reverse repurchase agreements		620	556	2,809
Loans and advances to credit institutions		17,985	20,938	56,599
Reverse repurchase agreements ⁽¹⁾		17,954	20,918	56,569
Loans and advances to customers		31,282	16,736	14,182
Reverse repurchase agreements		28,639	15,108	13,615
Total assets	8.1	123,185	108,948	141,042
LIABILITIES
Derivatives		30,345	33,059	33,045
Short positions		13,100	13,878	15,735
Deposits		48,472	39,654	72,935
Deposits from central banks		3,653	3,360	6,397
Repurchase agreements		3,653	3,360	6,397
Deposits from credit institutions		18,138	16,285	43,337
Repurchase agreements ⁽¹⁾		17,652	15,994	42,676
Customer deposits		26,681	20,010	23,201
Repurchase agreements		26,600	19,913	23,157
Total liabilities	8.1	91,917	86,591	121,715
(1) The variation is mainly due to the evolution of "Reverse repurchase agreements" of BBVA, S.A. partially offset by the evolution of "Repurchase agreements" principally of BBVA, S.A.

As of December 31, 2025, 2024 and 2023 “Short positions” include €12,531 million, €13,010 million and €14,914 million, respectively, held with general governments.

10.2Derivatives
The derivatives portfolio arises from the Group’s need to manage the risks it is exposed to in the normal course of business and also to market products amongst the Group’s customers. As of December 31, 2025, 2024 and 2023, most of the derivatives were mainly contracted in over-the-counter (OTC) markets, with counterparties, consisting primarily of credit institutions and other financial institutions. These derivatives are linked to foreign-exchange rate risk, interest rate risk and changes in equity instruments.
Below is a breakdown by type of risk and market, of the fair value and notional amounts of financial derivatives recognized in the consolidated balance sheets, divided into organized and OTC markets:

DERIVATIVES BY TYPE OF RISK AND BY PRODUCT OR BY TYPE OF MARKET (MILLIONS OF EUROS)

	2025			2024			2023
	Assets	Liabilities	Notional amount - Total	Assets	Liabilities	Notional amount - Total	Assets	Liabilities	Notional amount - Total
Interest rate	13,040	9,573	4,948,476	11,588	9,627	4,951,022	15,251	13,171	4,741,629
OTC	13,034	9,536	4,923,960	11,579	9,622	4,930,657	15,248	13,167	4,722,314
Organized market	6	36	24,516	10	4	20,365	3	4	19,315
Equity instruments	3,447	5,439	94,665	2,944	4,303	75,045	2,587	3,723	70,804
OTC	997	3,724	41,328	682	2,347	38,612	1,212	2,551	49,038
Organized market	2,450	1,714	53,337	2,261	1,956	36,433	1,375	1,172	21,767
Foreign exchange and gold	15,150	14,507	1,012,015	21,060	18,704	825,158	15,911	15,608	632,780
OTC	15,041	14,441	997,308	21,056	18,698	810,770	15,889	15,590	623,203
Organized market	109	66	14,707	4	7	14,388	22	18	9,577
Credit	790	756	66,427	386	375	42,799	543	542	31,478
Credit default swap	681	720	62,702	349	369	40,847	540	528	29,844
Credit spread option	—	—	—	—	—	—	—	—	—
Total return swap	109	36	3,725	37	—	1,952	3	14	1,475
Other	—	—	—	—	6	—	—	—	159
Commodities	124	70	4,521	25	50	1,939	1	1	169
DERIVATIVES	32,551	30,345	6,126,104	36,003	33,059	5,895,964	34,293	33,045	5,476,860
Of which: OTC - credit institutions	19,738	19,538	1,840,752	26,039	23,135	1,742,720	23,998	23,977	1,463,433
Of which: OTC - other financial corporations	6,387	5,336	4,004,652	3,383	4,212	3,914,640	5,042	4,412	3,815,162
Of which: OTC - other	3,862	3,655	185,799	4,306	3,744	166,402	3,854	3,461	147,310
11.Non-trading financial assets mandatorily at fair value through profit or loss
The breakdown of the balance under this heading in the consolidated balance sheets is as follows:

NON-TRADING FINANCIAL ASSETS MANDATORILY AT FAIR VALUE THROUGH PROFIT OR LOSS (MILLIONS OF EUROS)

	Notes	2025	2024	2023
Equity instruments	7.2.2	10,539	9,782	7,963
Debt securities	7.2.2	192	407	484
Loans and advances	7.2.2	541	358	290
Total	8.1	11,272	10,546	8,737

The equity instruments included in this heading mainly comprised financial assets related to the insurance activity of the BBVA Group, including investments associated with life insurance products where the investment risk is assumed by the policyholder, such as the Unit-link products.
12.Financial assets and liabilities designated at fair value through profit or loss
The breakdown of the balance under these headings in the consolidated balance sheets is as follows:

FINANCIAL ASSETS AND LIABILITIES DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS (MILLIONS OF EUROS)

	Notes	2025	2024	2023
ASSETS
Debt securities	7.2.2	1,006	836	955
Total assets	8.1	1,006	836	955
LIABILITIES
Customer deposits		897	934	717
Debt certificates issued		5,997	4,597	3,977
Other financial liabilities: Unit-linked products		11,524	9,420	8,605
Total liabilities	8.1	18,417	14,952	13,299
This heading includes mainly liabilities linked to insurance products where the risk is assumed by the policyholder (Unit-link) products. Since the liabilities linked to insurance products in which the policyholder assumes the risk are valued the same way as the assets associated with such insurance products, there is no credit risk borne by the Group in relation to these liabilities.
In addition, debt securities are included in these headings to reduce inconsistencies (asymmetries) in the valuation of such operations and those operations used to manage the risk associated with them.
13.Financial assets at fair value through other comprehensive income
13.1Breakdown of the balance
The breakdown of the balance of financial assets at fair value through other comprehensive income by type of financial instrument as of December 31, 2025, 2024 and 2023 is as follows:

FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME (MILLIONS OF EUROS)

	Notes	2025	2024	2023
Equity instruments	7.2.2	1,360	1,451	1,217
Debt securities		57,001	57,526	60,963
Loans and advances	7.2.2	448	25	26
Total ⁽¹⁾	8.1	58,809	59,002	62,205
Of which: loss allowances of debt securities		(45)	(112)	(84)
Of which: loss allowances of loans and advances		(65)	—	—
(1) During financial years 2025, 2024 and 2023, there have been no significant reclassifications from the heading “Financial assets at fair value through other comprehensive income” to other headings or from other headings to “Financial assets at fair value through other comprehensive income”.

13.2Equity instruments
The breakdown of the balance under the heading "Equity instruments" of the consolidated balance sheets as of December 31, 2025, 2024 and 2023 is as follows:

FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME. EQUITY INSTRUMENTS (MILLIONS OF EUROS)

	2025	2024	2023
Listed equity instruments
Spanish companies shares	992	1,100	987
Foreign companies shares	131	131	111
Mexico	19	27	33
The United States	85	79	52
Turkey	4	9	6
Other countries	22	17	20
Subtotal listed equity instruments	1,123	1,231	1,098
Unlisted equity instruments
Spanish companies shares	53	46	12
Foreign companies shares	184	174	106
Subtotal unlisted equity instruments	237	220	119
Total	1,360	1,451	1,217

13.3Debt securities
The breakdown of the balance under the heading “Debt securities” of the consolidated financial statements as of December 31, 2025, 2024 and 2023, broken down by issuers, is as follows:

FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME. DEBT SECURITIES (MILLIONS OF EUROS)

	2025	2024	2023
Domestic debt securities
Government and other government agency	10,090	10,383	13,757
Credit institutions	518	695	901
Other issuers	389	397	454
Subtotal	10,997	11,475	15,111
Foreign debt securities
Mexico	20,995	20,461	21,714
Government and other government agency	19,752	19,313	20,364
Credit institutions	876	759	886
Other issuers	367	389	464
The United States	6,214	6,552	6,344
Government and other government agency	3,621	3,703	3,174
Credit institutions	48	41	88
Other issuers	2,546	2,808	3,082
Turkey	2,907	2,849	2,459
Government and other government agency	2,907	2,837	2,445
Other issuers	—	12	14
Other countries	15,888	16,190	15,336
Other foreign governments and government agency	10,277	10,059	8,961
Central banks	208	370	508
Credit institutions	2,204	1,921	1,895
Other issuers	3,199	3,840	3,971
Subtotal	46,004	46,052	45,852
Total	57,001	57,526	60,963
The credit ratings of the issuers of debt securities as of December 31, 2025, 2024 and 2023 are as follows:

DEBT SECURITIES BY RATING

	2025		2024		2023
	Fair value (Millions of Euros)%		Fair value (Millions of Euros)%		Fair value (Millions of euros)%
AAA	2,015	3.5%	1,370	2.4%	1,000	1.6%
AA+	4,148	7.3%	4,170	7.2%	3,685	6.0%
AA	410	0.7%	261	0.5%	384	0.6%
AA-	1,854	3.3%	1,061	1.8%	642	1.1%
A+	1,065	1.9%	905	1.6%	1,798	3.0%
A	11,235	19.7%	2,007	3.5%	1,747	2.9%
A-	1,613	2.8%	12,018	20.9%	16,009	26.3%
BBB+	24,493	43.0%	19,897	34.6%	22,854	37.5%
BBB	3,586	6.3%	9,212	16.0%	8,327	13.7%
BBB-	1,640	2.9%	922	1.6%	858	1.4%
BB+ or below	4,916	8.6%	5,227	9.1%	3,480	5.7%
Unclassified	27	0.0%	474	0.8%	178	0.3%
Total	57,001	100.0%	57,526	100.0%	60,963	100.0%

13.4Gains/losses
The changes in the gains/losses (net of taxes) in 2025, 2024 and 2023 of debt securities recognized under the equity heading “Accumulated other comprehensive income (loss) – Items that may be reclassified to profit or loss – Fair value changes of debt instruments measured at fair value through other comprehensive income” and equity instruments recognized under the equity heading “Accumulated other comprehensive income (loss) – Items that will not be reclassified to profit or loss –Fair value changes of equity instruments measured at fair value through other comprehensive income” in the consolidated balance sheets are as follows:

OTHER COMPREHENSIVE INCOME - CHANGES IN GAINS (LOSSES) (MILLIONS OF EUROS)

		Debt securities			Equity instruments
	Notes	2025	2024	2023	2025	2024	2023
Balance at the beginning		(576)	(357)	(809)	(905)	(1,112)	(1,194)
Valuation gains and losses		96	(568)	659	(76)	228	80
Amounts transferred to income		434	247	5
Amounts transferred to Reserves					1	—	2
Income tax and other		(163)	101	(211)	(3)	(20)	(1)
Balance at the end	30	(209)	(576)	(357)	(983)	(905)	(1,112)
In 2025, 2024 and 2023, equity instruments presented a €76 million loss, a €228 million gain and a €80 million gain, respectively, in the heading “Accumulated other comprehensive income (loss) - Items that will not be reclassified to profit and loss - Fair value changes of equity instruments measured at fair value through other comprehensive income”, mainly due to changes in Telefonica’s share price. Likewise, the valuations of debt securities have been affected mainly by the evolution of interest rates.

14.Financial assets at amortized cost
14.1Breakdown of the balance
The breakdown of the balance under this heading in the consolidated balance sheets, according to the nature of the financial instrument, is as follows:

FINANCIAL ASSETS AT AMORTIZED COST (MILLIONS OF EUROS)

	Notes	2025	2024	2023
Debt securities		73,379	59,014	49,462
Central banks		1,598	6	22
General governments		65,868	54,806	45,124
Credit institutions		3,914	2,459	2,366
Other financial corporations		701	451	923
Non-financial corporations		1,297	1,292	1,027
Loans and advances to central banks		10,869	8,255	7,151
Loans and advances to credit institutions		24,244	22,655	17,477
Reverse repurchase agreements		8,120	9,157	5,786
Other loans and advances		16,123	13,497	11,690
Loans and advances to customers	7.2.2	460,401	412,477	377,643
General governments		25,905	22,111	23,265
Other financial corporations		23,522	17,497	13,251
Non-financial corporations		217,390	193,386	171,063
Other		193,583	179,483	170,063
Total	8.2	568,893	502,400	451,732
Of which: impaired assets of loans and advances to customers	7.2.2	14,346	14,211	14,444
Of which: loss allowances of loans and advances	7.2.5	(12,329)	(11,630)	(11,316)
Of which: loss allowances of debt securities		(49)	(57)	(82)
During 2025, the Group made a payment corresponding to the Interest Margin and Commission Tax (“IMIC”, by its acronym in Spanish) for the year ended December 31, 2024, regulated by the Ninth Final Provision of Law 7/2024. However, given that such payment was made but considered undue with respect to such year under the existing legal framework, as of December 31, 2025, an asset for the amount disbursed (€295 million) was recorded under the “General governments” heading within the "Financial assets at amortized cost - Loans and advances to customers" item in the balance sheet.

14.2Debt securities
The breakdown of the balance under the heading “Debt securities” in the consolidated balance sheets, according to the issuer of the debt securities, is as follows:

FINANCIAL ASSETS AT AMORTIZED COST. DEBT SECURITIES (MILLIONS OF EUROS)

	2025	2024	2023
Domestic debt securities
Government and other government agencies	39,252	35,664	25,857
Credit institutions	1,108	1,099	1,028
Other issuers	404	367	230
Subtotal	40,764	37,130	27,114
Foreign debt securities
Mexico	6,701	4,139	6,277
Government and other government agencies	5,142	4,076	6,205
Central banks	1,519	—	—
Credit institutions	40	63	72
Other issuers	—	—	—
The United States	2,282	2,505	2,229
Government and other government agencies	2,244	2,463	2,188
Credit institutions	21	20	19
Other issuers	17	22	21
Turkey	5,288	6,764	6,284
Government and other government agencies	5,251	6,622	6,167
Credit institutions	8	7	8
Other issuers	29	135	109
Other countries	18,345	8,476	7,558
Other foreign governments and other government agency	13,980	5,982	4,707
Central banks	79	6	22
Credit institutions	2,738	1,269	1,239
Other issuers	1,548	1,219	1,591
Subtotal	32,615	21,884	22,348
Total	73,379	59,014	49,462
As of December 31, 2025, 2024 and 2023, the distribution according to the credit quality (ratings) of the issuers of debt securities classified as financial assets at amortized cost, was as follows:

DEBT SECURITIES BY RATING

	2025		2024		2023
	Carrying amount (Millions of Euros)%		Carrying amount (Millions of Euros)%		Carrying amount (Millions of Euros)%
AAA	2,703	3.7%	1,907	3.2%	1,829	3.7%
AA+	3,242	4.4%	3,418	5.8%	3,096	6.3%
AA	—	—%	69	0.1%	142	0.3%
AA-	7,362	10.0%	1,027	1.7%	60	0.1%
A+	569	0.8%	22	—%	25	0.1%
A	37,936	51.7%	497	0.8%	444	0.9%
A-	2,014	2.7%	34,652	58.7%	24,739	50.0%
BBB+	10,160	13.8%	4,518	7.7%	6,615	13.4%
BBB	1,170	1.6%	4,105	7.0%	4,551	9.2%
BBB-	1,856	2.5%	890	1.5%	548	1.1%
BB+ or below	6,027	8.2%	7,199	12.2%	6,642	13.4%
Unclassified	341	0.5%	711	1.2%	772	1.6%
Total	73,379	100.0%	59,014	100.0%	49,462	100.0%

14.3Loans and advances to customers
The breakdown of the balance under this heading in the consolidated balance sheets, according to their nature, is as follows:

LOANS AND ADVANCES TO CUSTOMERS (MILLIONS OF EUROS)

	2025	2024	2023
On demand and short notice	6,192	5,307	3,040
Credit card debt	30,651	27,720	22,889
Trade receivables	34,291	31,693	25,096
Finance leases	10,610	10,125	9,463
Reverse repurchase agreements	743	262	92
Other term loans	371,054	331,451	312,186
Advances that are not loans	6,861	5,919	4,877
Total	460,401	412,477	377,643
The following table sets forth a breakdown of the gross carrying amount "Loans and advances to customers" with maturity greater than one year by fixed and variable rate as of December 31, 2025, 2024 and 2023:

LOANS AND ADVANCES MATURING IN MORE THAN ONE YEAR BY FIXED AND VARIABLE RATE (MILLIONS OF EUROS)

	2025			2024			2023
	Domestic	Foreign	Total	Domestic	Foreign	Total	Domestic	Foreign	Total
Fixed rate	76,871	95,806	172,677	67,284	85,473	152,757	63,060	77,381	140,441
Variable rate	59,584	81,950	141,534	62,359	65,493	127,851	66,188	61,723	127,911
Total	136,454	177,757	314,211	129,642	150,966	280,608	129,248	139,104	268,352
As of December 31, 2025, 2024 and 2023, 55%, 54% and 52%, respectively, of "Loans and advances to customers" with maturity greater than one year have fixed-interest rates and 45%, 46% and 48%, respectively, have variable interest rates.
This heading also includes certain loans that have been securitized. The balances recognized in the consolidated balance sheets corresponding to these securitized loans are as follows:

SECURITIZED LOANS (MILLIONS OF EUROS)

	2025	2024	2023
Securitized mortgage assets	17,408	19,537	20,406
Other securitized assets	8,662	8,702	8,493
Total	26,070	28,239	28,899

The heading Loans and advances to customers includes a non-significant deposit with the Bank of France associated with the contribution to the Single Resolution Fund for the years 2018, 2017 and 2016, which was made in the form of an irrevocable payment commitment.
15.Derivatives – Hedge accounting and fair value changes of the hedged items in portfolio hedges of interest rate risk
The breakdown of the balance of these headings in the consolidated balance sheets is as follows:

DERIVATIVES – HEDGE ACCOUNTING AND FAIR VALUE CHANGES OF THE HEDGED ITEMS IN PORTFOLIO HEDGE OF INTEREST RATE RISK (MILLIONS OF EUROS)

	2025	2024	2023
ASSETS
Derivatives - Hedge accounting	570	1,158	1,482
Fair value changes of the hedged items in portfolio hedges of interest rate risk	(87)	(65)	(97)
LIABILITIES
Derivatives - Hedge accounting	1,933	2,503	2,625
Fair value changes of the hedged items in portfolio hedges of interest rate risk	—	—	—
As of December 31, 2025, 2024 and 2023, the main positions hedged by the Group and the derivatives designated to hedge those positions were:
–Fair value hedging:
a.Fixed-interest debt securities at fair value through other comprehensive income and at amortized cost: the interest rate risk of these debt securities is hedged using interest rate derivatives (fixed-variable swaps) and forward sales.
b.Long-term fixed-interest debt certificates issued by the Bank: the interest rate risk of these debt securities is hedged using interest rate derivatives (fixed-variable swaps).
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
–Cash flow hedges: most of the hedged items are floating interest rate loans and asset hedges linked to the inflation of the amortized cost portfolio and the financial assets at fair value through other comprehensive income portfolio. This risk is hedged using foreign-exchange, interest rate swaps, inflation and FRA ("Forward Rate Agreement").
–Net foreign-currency investment hedges: these hedged risks are foreign-currency investments in the Group’s foreign subsidiaries. This risk is hedged mainly with foreign-exchange options and forward currency sales and purchases (see Note 30).
Note 7 analyzes the Group’s main risks that are hedged using these financial instruments.

The details of the net positions by hedged risk of the fair value of the hedging derivatives used by the Group as of December 31, 2025, 2024 and 2023, and which are recorded under the headings of "Derivatives - hedge accounting" of both assets and liabilities of the consolidated balance sheet are as follows:

DERIVATIVES - HEDGE ACCOUNTING. BREAKDOWN BY TYPE OF RISK AND TYPE OF HEDGE (MILLIONS OF EUROS)

	Notes	2025		2024		2023
		Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Interest rate		329	162	257	344	422	364
OTC		329	162	257	344	422	364
Organized market		—	—	—	—	—	—
Equity		18	1	—	—	—	—
OTC		18	1	—	—	—	—
Organized market		—	—	—	—	—	—
Foreign exchange and gold		8	139	73	93	221	31
OTC		8	139	73	93	221	31
Organized market		—	—	—	—	—	—
Credit		—	—	—	—	—	—
Commodities		—	—	—	—	—	—
Other		—	—	—	—	—	—
FAIR VALUE HEDGES		355	302	330	437	644	395
Interest rate		91	1,215	618	1,513	490	2,048
OTC		91	1,212	615	1,513	483	2,048
Organized market		—	3	3	—	7	—
Equity		—	—	—	—	—	—
Foreign exchange and gold		115	216	142	431	291	41
OTC		115	216	142	431	291	41
Organized market		—	—	—	—	—	1
Credit		—	—	—	—	—	—
Commodities		—	—	—	—	—	—
Other		—	—	—	—	—	—
CASH FLOW HEDGES		206	1,431	760	1,944	781	2,089
HEDGE OF NET INVESTMENTS IN A FOREIGN OPERATION		7	200	66	122	27	136
PORTFOLIO FAIR VALUE HEDGES OF INTEREST RATE RISK		2	—	2	—	3	5
PORTFOLIO CASH FLOW HEDGES OF INTEREST RATE RISK		—	—	—	—	27	—
DERIVATIVES-HEDGE ACCOUNTING	8	570	1,933	1,158	2,503	1,482	2,625
of which: OTC - credit institutions		538	1,554	932	2,005	1,237	2,404
of which: OTC - other financial corporations		24	343	223	499	237	221

Below there is a breakdown of the items covered by fair value hedges (mainly for the interest rates hedging) for years 2025 and 2024:

HEDGED ITEMS AND HEDGES. DECEMBER 2025 (MILLIONS OF EUROS)

	Notional	Hedged item amount	Accumulated fair value adjustments on the hedged item	Carrying amount of the hedging instrument
				Assets	Liabilities
Fair value hedges	69,514	68,884	(507)	357	303
Financial assets measured at fair value through other comprehensive income	7,948	7,246	(346)	43	12
Debt securities	7,632	6,945	(336)	22	6
Equity instruments	250	231	(14)	18	1
Loans and advances	66	71	4	2	5
Financial assets measured at amortized cost	14,190	13,993	(163)	33	165
Debt securities	8,758	8,619	(86)	19	158
Loans and advances	5,432	5,375	(77)	14	7
Financial liabilities measured at amortized costs	47,376	47,645	2	281	126
Debt certificates issued	42,287	42,408	48	218	125
Deposits	5,089	5,237	(46)	63	1

HEDGED ITEMS AND HEDGES. DECEMBER 2024 (MILLIONS OF EUROS)

	Notional	Hedged item amount	Accumulated fair value adjustments on the hedged item	Carrying amount of the hedging instrument
				Assets	Liabilities
Fair value hedges	59,371	58,230	(329)	330	437
Financial assets measured at fair value through other comprehensive income	9,559	8,157	(409)	109	29
Debt securities	9,559	8,157	(409)	109	29
Financial assets measured at amortized cost	4,934	4,792	(16)	49	116
Debt securities	3,860	3,757	(48)	47	102
Loans and advances	1,074	1,035	32	2	14
Financial liabilities measured at amortized costs	44,878	45,281	96	171	292
Debt certificates issued	42,209	42,536	172	74	281
Deposits	2,669	2,745	(76)	97	11

In 2025 and 2024, the inefficiencies of the fair value hedges amounted to €0 and €8 million, respectively, and are recognized in the " Gains (losses) from hedge accounting, net " item of the consolidated income statement. (See Note 41).
Below is a breakdown of the items covered by cash flow hedges (mainly for the interest rates hedging) for years 2025 and 2024:

HEDGED ITEMS AND HEDGES. DECEMBER 2025 (MILLIONS OF EUROS)

	Notional	Hedged item amount	Carrying amount of the hedging instrument		Profit (loss) recognized in Other Comprehensive Income
			Assets	Liabilities
Cash flow hedges	38,377	39,854	206	1,431	281
Financial assets measured at fair value through other comprehensive income	2,905	3,050	142	303	60
Debt securities	2,905	3,050	142	303	60
Financial assets measured at amortized cost	33,861	35,188	33	1,057	326
Debt securities	4,432	5,759	7	1,057	317
Loans and advances	29,429	29,429	26	—	9
Financial liabilities measured at amortized costs	1,611	1,616	30	72	(105)
Debt certificates issued	1,280	1,285	30	33	(38)
Deposits	330	332	—	39	(67)

HEDGED ITEMS AND HEDGES. DECEMBER 2024 (MILLIONS OF EUROS)

	Notional	Hedged item amount	Carrying amount of the hedging instrument		Profit (loss) recognized in Other Comprehensive Income
			Assets	Liabilities
Cash flow hedges	39,687	40,805	760	1,944	306
Financial assets measured at fair value through other comprehensive income	6,941	8,078	445	1,892	235
Debt securities	6,941	8,078	445	1,892	235
Financial assets measured at amortized cost	31,308	31,287	240	60	82
Debt securities	31,308	31,287	240	60	82
Financial liabilities measured at amortized costs	1,438	1,440	75	(8)	(11)
Debt certificates issued	1,235	1,237	75	5	(5)
Deposits	203	203	—	(13)	(6)
In 2025 and 2024, the inefficiencies of the cash flow hedges amounted to €-2 and €-3 million, respectively, and are recognized in the " Gains (losses) from hedge accounting, net " item of the consolidated income statement. (See Note 41).
Below is a breakdown of the items covered by foreign currency hedges for the years 2025 and 2024:

HEDGED ITEMS AND HEDGES (MILLIONS OF EUROS)

	Carrying amount of the hedged item	Hedge of net investments in foreign operations (effective portion)	Carrying amount of the hedging instrument
			Assets	Liabilities
Hedge of net investments in foreign operations 2025	35,760	(3,117)	7	200
Hedge of net investments in foreign operations 2024	31,820	(2,329)	66	122
As of December 31, 2025 and 2024, no inefficiencies were recorded in the hedge of net investments in foreign transactions.

The following is the breakdown, by their notional maturities, of the hedging instruments as of December 31, 2025:

CALENDAR OF THE NOTIONAL MATURITIES OF THE HEDGING INSTRUMENTS (MILLIONS OF EUROS)

	Up to 3 months	From 3 months to 1 year	From 1 to 5 years	More than 5 years	Total
FAIR VALUE HEDGES	6,701	15,373	25,342	19,101	66,516
Of which: Interest rate	6,490	14,865	24,980	18,763	65,099
CASH FLOW HEDGES	2,883	9,300	22,197	3,901	38,281
Of which: Interest rate	2,883	9,300	20,190	1,411	33,784
HEDGE OF NET INVESTMENTS IN A FOREIGN OPERATION	14,535	2,215	—	—	16,750
PORTFOLIO FAIR VALUE HEDGES OF INTEREST RATE RISK	250	582	3,255	1,901	5,988
PORTFOLIO CASH FLOW HEDGES OF INTEREST RATE RISK	—	—	—	—	—
DERIVATIVES-HEDGE ACCOUNTING	24,369	27,470	50,794	24,903	127,535
In 2025, 2024 and 2023, there was no reclassification in the consolidated income statements of any amount that was previously recognized in equity (see Note 41). The amount of the derivatives designated as accounting hedges that did not pass the effectiveness test in the years ended December 31, 2025, 2024 and 2023 was not material.
16.Investments in joint ventures and associates
16.1Joint ventures and associates
The breakdown of the balance of “Joint ventures and associates” in the consolidated balance sheets is as follows:

JOINT VENTURES AND ASSOCIATES. BREAKDOWN BY ENTITIES (MILLIONS OF EUROS)

	2025	2024	2023
Joint ventures
Altura Markets, S.V., S.A.	44	38	31
RCI Colombia	37	37	40
Other	29	19	22
Subtotal	111	94	93
Associates
Metrovacesa, S.A.	282	300	259
BBVA Allianz Seguros y Reaseguros, S.A.	277	265	251
Atom Holdco Limited	222	222	211
Servicios Electrónicos Globales S.A. de C.V.	56	43	36
Other	45	65	127
Subtotal	883	895	883
Total	994	989	976

Details of the joint ventures and associates as of December 31, 2025 are shown in Appendix II.
The following is a summary of the changes in the years ended December 31, 2025, 2024 and 2023 under this heading in the consolidated balance sheets:

JOINT VENTURES AND ASSOCIATES. CHANGES IN THE YEAR (MILLIONS OF EUROS)

	Notes	2025	2024	2023
Balance at the beginning		989	976	916
Acquisitions and capital increases		2	4	95
Disposals and capital reductions		(55)	(28)	(42)
Transfers and changes of consolidation method		—	(69)	4
Share of profit and loss	39	62	40	26
Exchange differences		(13)	7	16
Impairment / reversal of impairment ⁽¹⁾		32	63	(9)
Dividends, valuation adjustments and other		(23)	(5)	(30)
Balance at the end		994	989	976
(1) See Note 16.3.
During the year 2025, there were no significant changes under the heading "Joint ventures and associates".
During the year 2024, the most significant changes under the heading "Joint ventures and associates" correspond to Solaris and Compañía Española de Financiación del Desarrollo S.A. (Cofides) that left the scope of the consolidation perimeter in the first half of the year when the Group ceased to have significant influence in either entity.
During the year 2023, the most significant change under the heading "Joint ventures and associates" corresponds to a capital increase in Atom Holdco Limited.
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
As of December 31, 2025, 2024 and 2023 there was no financial support agreement or other contractual commitment to associates and joint ventures entities from the holding or the subsidiaries that are not recognized in the financial statements (see Note 53.2).
As of December 31, 2025, 2024 and 2023 there was no contingent liability in connection with the investments in joint ventures and associates (see Note 53.2).
16.3Impairment
As required by IAS 36, the book value of the associates and joint venture entities has been compared with their recoverable amount, with the latter being calculated as the higher between the value in use and the fair value minus the cost of sale. For the year ended December 31, 2025, a net reversal of impairment was recorded for €32 million; for the year ended December 31, 2024, a net reversal of impairment was recorded for €63 million; for the year ended December 31, 2023, a net impairment was recorded for €9 million (see Note 48).

17.Tangible assets
The breakdown of, and changes in, the balances under this heading in the consolidated balance sheets, according to the nature of the related items, is as follows:

TANGIBLE ASSETS. BREAKDOWN BY TYPE OF ASSETS AND CHANGES IN THE YEAR 2025 (MILLIONS OF EUROS)

		Land and buildings	Work in progress	Furniture, fixtures and vehicles	Right to use asset		Investment Properties	Assets leased out under an operating lease	Total
	Notes				Own use	Investment Properties
Cost
Balance at the beginning		6,475	155	6,848	2,439	251	241	1,158	17,567
Additions		62	101	520	437	5	1	157	1,282
Retirements		(78)	(1)	(334)	(178)	(4)	(6)	(2)	(602)
Acquisition of subsidiaries in the year		—	—	—	—	—	—	—	—
Disposal of entities in the year		—	—	—	—	—	—	—	—
Transfers		5	(162)	84	1	(1)	(2)	—	(75)
Exchange difference and other		(87)	(9)	(89)	(17)	—	(18)	(227)	(447)
Balance at the end		6,377	83	7,029	2,683	251	216	1,085	17,724
Accrued depreciation
Balance at the beginning		1,262	—	4,850	1,164	91	27	153	7,547
Additions	45	106	—	501	317	18	4	—	946
Additions transfer to discontinued operations		—	—	—	—	—	—	—	—
Retirements		(30)	—	(306)	(30)	—	(2)	(1)	(369)
Acquisition of subsidiaries in the year		—	—	—	—	—	—	—	—
Disposal of entities in the year		—	—	—	—	—	—	—	—
Transfers		(11)	—	(9)	2	(2)	1	5	(14)
Exchange difference and other		(10)	—	(74)	(74)	—	(2)	48	(112)
Balance at the end		1,317	—	4,962	1,379	106	28	206	7,999
Impairment
Balance at the beginning		118	—	—	22	81	39	—	260
Additions	49	2	—	6	4	(10)	(8)	1	(5)
Additions transfer to discontinued operations		—	—	—	—	—	—	—	—
Retirements		—	—	—	—	—	—	—	—
Acquisition of subsidiaries in the year		—	—	—	—	—	—	—	—
Disposal of entities in the year		—	—	—	—	—	—	—	—
Transfers		7	—	—	—	—	—	—	7
Exchange difference and other		(5)	—	(6)	(1)	—	(6)	(1)	(19)
Balance at the end		122	—	—	25	71	26	—	243
Net tangible assets
Balance at the beginning		5,094	155	1,999	1,253	79	174	1,004	9,759
Balance at the end		4,938	83	2,067	1,279	74	161	879	9,482

TANGIBLE ASSETS. BREAKDOWN BY TYPE OF ASSETS AND CHANGES IN THE YEAR 2024 (MILLIONS OF EUROS)

					Right to use asset
	Notes	Land and buildings	Work in progress	Furniture, fixtures and vehicles	Own use	Investment properties	Investment properties	Assets leased out under an operating lease	Total
Cost
Balance at the beginning		6,405	199	6,424	2,212	238	156	800	16,432
Additions		295	110	513	574	2	52	369	1,914
Retirements		(38)	(1)	(89)	(332)	(32)	(10)	(63)	(566)
Acquisition of subsidiaries in the year		—	—	—	—	—	—	—	—
Disposal of entities in the year		—	—	—	—	—	—	—	—
Transfers		5	(136)	145	(44)	44	(20)	—	(5)
Exchange difference and other		(192)	(17)	(145)	29	—	63	53	(208)
Balance at the end		6,475	155	6,848	2,439	251	241	1,158	17,567
Accrued depreciation
Balance at the beginning		1,226	—	4,606	906	93	17	49	6,896
Additions	45	123	—	501	324	19	5	—	972
Additions transfer to discontinued operations		—	—	—	—	—	—	—	—
Retirements		(25)	—	(87)	(42)	—	(1)	(6)	(161)
Acquisition of subsidiaries in the year		—	—	—	—	—	—	—	—
Disposal of entities in the year		—	—	—	—	—	—	—	—
Transfers		(4)	—	10	22	(22)	(1)	—	5
Exchange difference and other		(56)	—	(181)	(46)	—	8	111	(165)
Balance at the end		1,262	—	4,850	1,164	91	27	153	7,547
Impairment
Balance at the beginning		166	—	—	40	61	15	—	283
Additions	49	(65)	—	2	(18)	20	31	1	(29)
Additions transfer to discontinued operations		—	—	—	—	—	—	—	—
Retirements		—	—	—	—	—	—	—	—
Acquisition of subsidiaries in the year		—	—	—	—	—	—	—	—
Disposal of entities in the year		—	—	—	—	—	—	—	—
Transfers		—	—	—	—	—	(5)	—	(5)
Exchange difference and other		16	—	(2)	—	—	(2)	(1)	13
Balance at the end		118	—	—	22	81	39	—	260
Net tangible assets
Balance at the beginning		5,013	199	1,817	1,266	84	124	751	9,253
Balance at the end		5,094	155	1,999	1,253	79	174	1,004	9,759

TANGIBLE ASSETS. BREAKDOWN BY TYPE OF ASSETS AND CHANGES IN THE YEAR 2023 (MILLIONS OF EUROS)

					Right to use asset		Investment properties	Assets leased out under an operating lease	Total
	Notes	Land and buildings	Work in progress	Furniture, fixtures and vehicles	Own use	Investment properties
Cost
Balance at the beginning		6,255	93	5,833	1,871	214	242	582	15,089
Additions		270	190	549	499	10	39	238	1,795
Retirements		(19)	(4)	(117)	(195)	—	(10)	(4)	(349)
Acquisition of subsidiaries in the year		—	—	—	—	—	—	—	—
Disposal of entities in the year		—	—	—	—	—	—	—	—
Transfers		12	(72)	41	(18)	15	—	—	(22)
Exchange difference and other		(113)	(8)	118	55	—	(115)	(16)	(79)
Balance at the end		6,405	199	6,424	2,212	238	156	800	16,432
Accrued depreciation
Balance at the beginning		1,064	—	4,204	653	70	23	52	6,066
Additions	45	121	—	426	296	21	3	—	867
Additions transfer to discontinued operations		—	—	—	—	—	—	—	—
Retirements		(9)	—	(73)	(26)	—	(1)	(1)	(111)
Acquisition of subsidiaries in the year		—	—	—	—	—	—	—	—
Disposal of entities in the year		—	—	—	—	—	—	—	—
Transfers		(2)	—	(7)	(5)	3	1	—	(11)
Exchange difference and other		52	—	57	(12)	—	(9)	(3)	85
Balance at the end		1,226	—	4,606	906	93	17	49	6,896
Impairment
Balance at the beginning		154	—	—	65	50	17	—	286
Additions	49	15	—	1	(14)	12	2	—	16
Additions transfer to discontinued operations		—	—	—	—	—	—	—	—
Retirements		—	—	—	—	—	—	—	—
Acquisition of subsidiaries in the year		—	—	—	—	—	—	—	—
Disposal of entities in the year		—	—	—	—	—	—	—	—
Transfers		—	—	—	—	—	—	—	—
Exchange difference and other		(3)	—	(1)	(11)	—	(3)	—	(18)
Balance at the end		166	—	—	40	61	15	—	283
Net tangible assets
Balance at the beginning		5,036	93	1,629	1,153	94	201	530	8,737
Balance at the end		5,013	199	1,817	1,266	84	124	751	9,253

The right to use asset consists mainly of the rental of commercial real estate premises for central services and the network branches located in the countries where the Group operates whose average term is between 5 and 20 years. The clauses included in rental contracts correspond to a large extent to rental contracts under normal market conditions in the country where the property is rented.
As of December 31, 2025, 2024 and 2023, the cost of fully amortized tangible assets that remained in use were €3,096 million, €3,186 million and €2,796 million respectively while its recoverable residual value was not significant.

The following table shows the detail of the net carrying amount of the tangible assets corresponding to Spanish and foreign subsidiaries as of December 31, 2025, 2024 and 2023:

TANGIBLE ASSETS BY SPANISH AND FOREIGN SUBSIDIARIES. NET ASSETS VALUES (MILLIONS OF EUROS)

	2025	2024	2023
BBVA and Spanish subsidiaries	4,082	4,129	4,183
Foreign subsidiaries	5,400	5,630	5,071
Total	9,482	9,759	9,253

18.Intangible assets
18.1Goodwill
The breakdown of the balance under this heading in the consolidated balance sheets, according to the CGU to which goodwill has been allocated, is as follows:

GOODWILL. BREAKDOWN BY CGU AND CHANGES OF THE YEAR (MILLIONS OF EUROS)

	Mexico	Colombia	Chile	Other	Total
Balance as of December 31, 2022	559	118	25	5	707
Additions	—	—	—	—	—
Exchange difference	64	25	(1)	—	88
Impairment	—	—	—	—	—
Companies held for sale	—	—	—	—	—
Balance as of December 31, 2023	623	143	24	5	795
Additions	—	—	—	—	—
Exchange difference	(82)	(11)	(1)	(1)	(95)
Impairment	—	—	—	—	—
Companies held for sale	—	—	—	—	—
Balance as of December 31, 2024	541	132	23	4	700
Additions	—	—	—	—	—
Exchange difference	11	5	(1)	—	15
Impairment	—	—	—	—	—
Companies held for sale	—	—	—	—	—
Balance as of December 31, 2025	553	137	22	4	715
Goodwill in business combinations
There were no significant business combinations during 2025, 2024 and 2023.
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
Goodwill - Mexico CGU
The Group’s most significant goodwill corresponds to the CGU in Mexico, the most relevant assumptions used in the impairment test of this CGU as of December 31, 2025, 2024 and 2023 are as follows:

IMPAIRMENT TEST ASSUMPTIONS CGU GOODWILL IN MEXICO

	2025	2024	2023
Discount rate (1)	16.7%	18.3%	12.4%
Growth rate	5.2%	5.5%	5.6%
(1) After tax discount rates.
In accordance with paragraph 33.c of IAS 36, as of December 31, 2025, the Group used a growth rate of 5.2 % based on the real GDP growth rate of Mexico, the expected inflation rate and the potential growth of the banking sector in Mexico.
The assumptions with a greater relative weight and whose volatility could have a greater impact in determining the present value of the cash flows starting on the fifth year are the discount rate and the growth rate. The table below shows, in a simplified way, the relative variation by which the CGU recoverable amount would increase (or decrease) as a result of a reasonable variation (in basis points) of each of the key assumptions, considered in isolation as of December 31, 2025, where, in each case, their value in use would continue to exceed their book value:

SENSITIVITY ANALYSIS FOR MAIN ASSUMPTIONS - MEXICO

	Increase of 50 basis points (1)	Decrease of 50 basis points (1)
Discount rate	(3)%	4%
Growth rate	2%	(2)%
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
18.2Other intangible assets
The breakdown of the balance and changes of this heading in the consolidated balance sheets, according to the nature of the related items, is as follows:

OTHER INTANGIBLE ASSETS (MILLIONS OF EUROS)

	2025	2024	2023
Computer software acquisition expense	2,105	1,764	1,535
Other intangible assets with an infinite useful life	8	9	8
Other intangible assets with a definite useful life	27	17	25
Total	2,140	1,790	1,568

The changes of this heading during the years ended December 31, 2025, 2024 and 2023, are as follows:

OTHER INTANGIBLE ASSETS (MILLIONS OF EUROS)

	Notes	Computer software			Other intangible assets			Total of intangible assets
		2025	2024	2023	2025	2024	2023	2025	2024	2023
Balance at the beginning		1,764	1,535	1,396	26	33	56	1,790	1,568	1,453
Additions		964	771	688	19	11	1	983	782	689
Amortization in the year	45	(566)	(543)	(518)	(9)	(18)	(19)	(575)	(561)	(536)
Amortization transfer to discontinued operations		—	—	—	—	—	—	—	—	—
Exchange differences and other		(43)	16	(6)	(1)	(1)	(5)	(44)	16	(11)
Impairment		(14)	(15)	(26)	—	—	—	(14)	(15)	(26)
Balance at the end		2,105	1,764	1,535	36	26	33	2,140	1,790	1,568
As of December 31, 2025, 2024 and 2023, the cost of fully amortized intangible assets that remained in use were €4,483 million, €4,214 million and €4,214 million respectively, while their recoverable value was not significant.
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
19.2Years open for review by the tax authorities
As of December 31, 2025, the BBVA consolidated tax group in Spain has the year 2021 and subsequent years subject to inspection, with respect to the main taxes applicable to it. Without prejudice to the foregoing, BBVA, S.A. and BBVA Seguros, S.A., de Seguros y Reaseguros are being audited with regard to Value Added Taxes for the financial years 2021 to 2024, inclusive.
The remainder of the Spanish consolidated entities in general have the last four years open for inspection by the tax authorities (the Tax Administration) for the main taxes applicable, except for those in which there has been an interruption of the limitation period due to the start of an inspection.
With regard to the BBVA consolidated tax group in Spain, in 2025, as a result of tax audits conducted by the tax authorities, inspection reports were issued for the financial years 2017 to 2020. These reports were signed by BBVA “in agreement” with the tax authorities' findings, except for those related to Corporate Income Tax for financial years 2017 and 2018, for which partial disagreement was expressed. At the close of the financial year, the reports signed "in agreement" with the tax authorities became final. The closure of the tax audit and the subsequent reassessment of tax risk coverage needs has had a net positive effect on the Group's effective tax rate (see Note 19.3) and has affected the evolution in the Group's deferred tax assets during the year (see Note 19.5). Notwithstanding the foregoing, the conclusion of the aforementioned inspections had no material impact on the Group’s consolidated financial statements. Furthermore, in relation to the Value Added Tax, due to criteria that have been established, the Group has revised the pro rata portion of BBVA, S.A. for the 2025 financial year and certain prior years (see Note 44.2).

In addition, in the 2024 financial year, the temporary levy on credit institutions of BBVA, S.A. corresponding to the 2023 financial year was audited by the Tax Administration. In the 2025 financial year, the tax assessment initiated by the Tax Administration was signed by BBVA “in disagreement" and appealed, suspension of payment was requested, and the amount claimed has been secured by a guarantee.
Additionally, the temporary levy on credit institutions of BBVA, S.A. corresponding to the 2024 financial year is being audited by the Tax Administration.
On the other hand, in relation to the main jurisdictions in which the Group has a presence and carries out its activity, in the case of Mexico, during the 2025 financial year the review process corresponding to the Corporate Income Tax for the 2017 financial year was completed, as the Appeal for Reconsideration filed by BBVA México, S.A. was resolved, with no material impact on the Group’s consolidated financial statements.
In addition, with respect BBVA México, S.A., the review process corresponding to the Corporate Income Tax for the 2018 financial year has continued and the review procedure corresponding to the 2019 and 2020 financial years with relation to Corporate Income Tax and Value Added Tax has been initiated.
With regard to the coverage, if applicable, of tax risks identified in the consolidated financial statements, it may involve either the recording of a provision or a lower deferred tax asset to the extent that the risk being hedged had previously given rise to the registration of a deferred tax asset or tax credit.
In this regard, on the terms indicated in the previous paragraph (taking into account the provisions of Note 7.1, as well as in Note 19.5 with regard to the Group's deferred tax assets), the Group has established provisions that, without prejudice to the uncertainty associated with any ongoing processes, it considers appropriate taking into account the identified risks to be covered (in accordance with the relevant evaluation and estimation possibilities of such risks) and that, in no case, are considered individually significant.
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

19.3Reconciliation of the tax expense
The reconciliation of the Group’s corporate income tax expense resulting from the application of the Spanish corporation income tax rate and the income tax expense recognized in the consolidated income statements is as follows:

RECONCILIATION OF TAXATION AT THE SPANISH CORPORATION TAX RATE TO THE TAX EXPENSE RECORDED FOR THE YEAR (MILLIONS OF EUROS)

	2025		2024		2023
	Amount	Effective tax %	Amount	Effective tax %	Amount	Effective tax %
Profit or (-) loss before tax	16,227		15,405		12,419
From continuing operations	16,227		15,405		12,419
From discontinued operations	—		—		—
Taxation at Spanish corporation tax rate 30%	4,868		4,622		3,726
Lower/higher effective tax rate from foreign entities ⁽¹⁾	181		193		2
Mexico	(135)	28%	(180)	28%	(194)	27%
Chile	(1)	29%	(2)	23%	(4)	11%
Colombia	18	38%	(1)	29%	(25)	14%
Peru	(22)	27%	(44)	23%	(55)	20%
Turkey	351	51%	498	62%	314	57%
USA	(50)	21%	(14)	26%	5	33%
Others	20		(64)		(39)
Revenues with lower tax rate (dividends/capital gains)	(37)		(44)		(26)
Equity accounted earnings	(19)		(14)		(8)
Other effects ⁽²⁾	107		73		309
Income tax	5,100		4,830		4,003
Of which: Continuing operations	5,100		4,830		4,003
Of which: Discontinued operations	—		—		—
(1) Calculated by applying the difference between the tax rate in force in Spain and the one applied to the Group’s earnings in each jurisdiction.
(2) With regard to the 2025 financial year, it includes the net impact of several tax effects comprising, among others, (i) the recording of the impact of IMIC for 2025, as indicated in Note 19.6 below, (ii) the recognition of certain deferred tax assets corresponding to the Group in Spain that were not previously registered in the financial statements, as referred to in Note 19.5 below, (iii) the positive effect of the result of the closure of the inspection process of the Group in Spain for the financial years 2017 to 2020, and the consequent reassessment of the needs for covering tax risks, as indicated in Note 19.2 above, and (iv) the effects of the limitation of the tax exemption on intragroup dividends and the withholding taxes associated with them.
On the other hand, regarding 2024, it shows the net impact of several tax effects that include, among others, (i) the accounting record of the impact associated with the declaration of unconstitutionality of certain measures relating to the Spanish Corporate Income Tax introduced by Royal Decree-Law 3/2016, as well as the impact of some of the measures introduced by Law 7/2024 on Corporate Income Tax that, in particular, are aimed at reinstating the measures declared unconstitutional, (ii) the non-deductibility of the temporary taxation of credit institutions recorded for accounting purposes in the year 2024 (see Note 19.6), and (iii) the effects of the limitation of the exemption on intra-group dividends and the withholding taxes associated with them.

The effective income tax rate for the Group in the years ended December 31, 2025, 2024 and 2023 is as follows:

EFFECTIVE TAX RATE (MILLIONS OF EUROS)

	2025	2024	2023
Income from:
Consolidated tax group in Spain	5,011	4,810	2,601
Other Spanish entities	91	(41)	6
Foreign entities	11,125	10,636	9,812
Gains (losses) before taxes from continuing operations	16,227	15,405	12,419
Tax expense or income related to profit or loss from continuing operations ⁽¹⁾	5,100	4,830	4,003
Effective tax rate	31.4%	31.4%	32.2%
(1) In 2025, 4,598 million and 502 million corresponded to current tax expenses and deferred tax expenses, respectively. In 2024, €3,970 million and €860 million corresponded to current tax expenses and deferred tax expenses, respectively.

In 2025, in general terms, there have been no changes in the nominal Corporate Income Tax rate in the main countries in which the Group is present compared to those existing in the previous period. In 2024, in general terms, and in the main countries where the Group has a presence, there were also no changes in the nominal Corporate Income Tax rate, compared to those existing in the previous period. In 2023, the changes in the nominal tax rate in Corporate Income Tax, with respect to those existing in the previous year in the main countries in which the Group is present, were Turkey (from 25% to 30%) and Colombia (from 38% to 40%).

19.4Income tax recognized in equity
Regardless of the income tax expense recognized in the consolidated income statements, the Group has recognized income tax charges in the consolidated total equity in 2025, 2024 and 2023 of €92 million (credit), €543 million (debit) and €285 million (debit), respectively, mainly due to debt securities, actuarial gains and losses and cash flow hedges.
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

TAX ASSETS AND LIABILITIES (MILLIONS OF EUROS)

	2025	2024	2023
Tax assets
Current tax assets ⁽¹⁾	3,998	4,295	2,860
Deferred tax assets	13,869	14,354	14,641
Pensions	619	534	445
Financial Instruments	814	1,335	1,069
Loss allowances	2,210	2,158	2,127
Other	1,518	1,495	1,467
Secured tax assets	7,885	7,979	8,534
Tax losses	823	853	999
Total	17,867	18,650	17,501
Tax liabilities
Current tax liabilities ⁽¹⁾	1,480	575	878
Deferred tax liabilities	2,540	2,458	1,677
Financial Instruments	1,184	915	761
Other	1,356	1,543	916
Total	4,020	3,033	2,554
(1)The decrease in current tax assets in 2025 compared to 2024 is due, among other things, to a lower Mexican tax receivable related to corporate income tax, as the installment payments made in 2024 were particularly high. The increase in current tax liabilities in 2025 compared to 2024 is mainly due to the Spanish Interest Margin and Commission Tax (IMIC) for the 2025 financial year, as well as the increase in the Mexican tax liability related to the estimated corporate income tax for the 2025 financial year.
On the other hand, the increase in current tax assets in 2024 compared to 2023 corresponds mainly to a higher tax receivable of the tax group in Spain, as well as in Mexico and Colombia, in relation to the Corporate Income Tax for the year 2024 related to the installment payments made in the year. On the other hand, the decrease in current tax liabilities in 2024 compared to 2023, corresponds mainly to the decrease in the tax payable in Mexico and Argentina in relation to the estimated income tax for the year 2023.

The most significant variations of the deferred tax assets and liabilities in the years 2025, 2024 and 2023 were derived from the following items:

DEFERRED TAX ASSETS AND LIABILITIES. ANNUAL VARIATIONS (MILLIONS OF EUROS)

	2025		2024		2023
	Deferred assets	Deferred liabilities	Deferred assets	Deferred liabilities	Deferred assets	Deferred liabilities
Balance at the beginning	14,354	2,458	14,641	1,677	14,747	1,520
Pensions	85	—	89	—	23	—
Financials instruments	(521)	269	266	154	(409)	204
Loss allowances	52	—	31	—	293	—
Others	23	(187)	28	627	206	(47)
Secured tax assets	(94)	—	(555)	—	(155)	—
Tax losses	(30)	—	(146)	—	(64)	—
Balance at the end	13,869	2,540	14,354	2,458	14,641	1,677
The changes in deferred tax assets and liabilities in 2025 were mainly attributable to:
–The decrease in secured tax assets as a result of the expected offsetting of such assets based on the estimate of the Corporate Income Tax of the BBVA consolidated tax group in Spain corresponding to 2025. The balance of secured tax assets was also affected by the closure of the Corporate Income Tax inspection process of the BBVA consolidated tax group in Spain covering the financial years 2017 to 2020, as well as by the reassessment carried out by the Group of the coverage needs for the identified tax risks.
–The decrease in tax assets due to tax losses in the 2025 financial year was moderate because, although the tax group in Spain generated a positive taxable income that allowed the offsetting of tax losses and deductions, the evolution of its balance was affected, as referred to in Note 19.2 and Note 19.3 above, by (i) on the one hand, the result of the Corporate Income Tax inspection process of the BBVA consolidated tax group in Spain covering the financial years 2017 to 2020, as well as the reassessment carried out by the Group of the coverage needs for the identified tax risks, and (ii) on the other hand, the recognition of certain deferred tax assets corresponding to the group in Spain, which were not previously recorded in the financial statements. This decision was based on the ability and acceleration observed in the absorption process of these assets, historical results —including for the 2025 financial year—, the sustained capacity of the Group to generate value and profit projections that support their recognition.
–As regards the evolution of deferred tax assets (other than secured tax assets and those linked to tax losses) net of deferred tax liabilities, it was mainly driven by the effects associated with the valuation of financial instruments, the very operation of the Corporate Income Tax which, due to the differences between accounting and taxation rules, results in constant movements in deferred taxes, as well as by the effect of exchange rates.

Of the deferred tax assets and liabilities shown above, those included in Note 19.4 above have been recognized against the entity's equity, and the rest against earnings for the year or reserves.
As of December 31, 2025, 2024 and 2023, the estimated amount of temporary differences associated with investments in subsidiaries, joint ventures and associates, which were not recognized as deferred tax liabilities in the consolidated balance sheets, amounted to €413 million, €230 million and €96 million, respectively.
With respect to the deferred tax assets shown above, the table below shows the amounts guaranteed by the Spanish government, broken down by the items that originated the relevant assets:

SECURED TAX ASSETS (MILLIONS OF EUROS)

	2025	2024	2023
Pensions	1,557	1,622	1,622
Loss allowances	6,328	6,357	6,912
Total	7,885	7,979	8,534

As of December 31, 2025, non-guaranteed net deferred tax assets amounted to €3,443 million (€3,918 million and €4,430 million as of December 31, 2024 and 2023, respectively). The breakdown by major geographical areas was as follows:
–Spain: net deferred tax assets recognized in Spain totaled €1,319 million as of December 31, 2025 (€1,421 million and €1,805 million as of December 31, 2024 and 2023, respectively). €713 million of the figure recorded in the year ended December 31, 2025 for net deferred tax assets related to tax credits and tax loss carry forwards and €606 million relate to temporary differences.
–Mexico: net deferred tax assets recognized in Mexico amounted to €1,721 million as of December 31, 2025 (€1,798 million and €1,899 million as of December 31, 2024 and 2023, respectively). Practically all of deferred tax assets as of December 31, 2025 relate to temporary differences.
–South America: net deferred tax assets recognized in South America amounted to €206 million as of December 31, 2025 (€245 million and €213 million as of December 31, 2024 and 2023, respectively). Of the figure recorded at year-end 2025 for net deferred tax assets, €73 million relate to tax credits for tax loss carryforwards and €133 million have arisen as temporary differences.
–Turkey: net deferred tax assets recognized in Turkey amounted to €191 million as of December 31, 2025 (€443 million and €499 million as of December 31, 2024 and 2023, respectively). All of the deferred tax assets have arisen as temporary differences.
Based on the information available as of December 31, 2025, including historical levels of benefits and projected results available to the Group, the Group has carried out an analysis of its recovery of deferred tax assets and liabilities and it is considered that there is sufficient positive evidence, in excess of the negative evidence, that sufficient positive taxable income will be generated for the recovery of the aforementioned unsecured deferred tax assets when they become deductible in accordance with tax legislation. In this respect, in the specific case of the tax Group in Spain, the Group estimates that it will be able to generate sufficient taxable income to offset the tax loss carryforwards and deductions recorded for accounting purposes within a period under 10 years.
On the other hand, the Group has not recognized for accounting purposes (or, as the case may be, has been subject to a valuation adjustment) certain deferred tax assets (tax loss carryforwards, deductions and temporary differences) for which, in general, there is no legal period for offsetting, amounting to approximately €1,969 million (in terms of quota), which mainly arise from the integration of Catalunya Banc in the case of Spain, in accordance with the following breakdown by each of the jurisdictions in which the Group is located and carries on its business activities: (i) Spain: €1,871,758 thousand; (ii) United States: €31,281 thousand; (iii) Mexico: €31,769 thousand; (iv) Colombia: €12,275 thousand; (v) Peru: €6,427 thousand; (vi) Turkey: €5,672 thousand; (vii) Portugal: €4,567 thousand; (viii) Japan: €2,849 thousand; (ix) Netherlands: €902 thousand; (x) China: €799 thousand; (xi) Hong Kong: €487 thousand; (xii) Singapore: €327 thousand; (xiii) Uruguay: €314 thousand; and (xiv) Curacao: €4 thousand.
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
19.6Other contributions and taxes
Interest Margin and Commission Tax of certain financial institutions in Spain
On December 21, 2024, Law 7/2024 was published in the Official State Gazette, the ninth Final Provision of which regulates a new tax on the net interest margin and commissions of certain financial entities including BBVA, S.A. The tax is levied on the net interest margin and commissions obtained by credit institutions from the activity they carry out in Spanish territory and is applicable to the first three consecutive tax periods that begin on January 1, 2024.

Subsequently, Royal Decree-Law 9/2024, which came into force on December 25, 2024, modified certain aspects of the tax approved by Law 7/2024, among other things, the tax period and the accrual of the new tax. However, this Royal Decree-Law was not ratified by the Congress of Deputies and was therefore repealed on January, 23 2025.
No impact associated with this tax was recorded in the Consolidated Financial Statements for the year ended December 31, 2024.
During 2025, the Group made the payment corresponding to the IMIC for the 2024 financial year. However, since this payment is not required under the applicable legal framework, an asset for the amount paid (€295 million) has been recorded under the heading "General Governments" of the item "Financial assets at amortized cost - Loans and advances to customers" in the balance sheet (see Note 14).
As of December 31, 2025, current tax liabilities include approximately €318 million corresponding to the accrual, for the 2025 financial year, of the IMIC of certain Group financial entities, which was recognized under the heading of “Tax expense or income related to profit or loss from continuing operations”, in accordance with the nature of this income tax under IAS 12, given its characteristics as a direct tax, the taxable event of which is the generation within Spanish territory of a positive net interest margin and commissions during the tax period.
Temporary levy on credit institutions in Spain
On December 28, 2022, the Law for the establishment of the temporary levy on credit entities and financial credit establishments was published in the Official State Gazette.
This law establishes the obligation to satisfy a public contribution with a non-tax nature during the years 2023 and 2024 for credit institutions operating in Spanish territory whose sum of income from interest and commissions corresponding to the year 2019 is equal to or greater than €800 million.
The amount of the public, non-tax nature contribution payable is calculated by applying a rate of 4.8% to the sum of the interest margin and the income and expenses from commissions derived from the activity carried out in Spain and shown in the income statement of the tax consolidation group to which the credit institution belongs, corresponding to the calendar year prior to the year in which the payment obligation arises. The payment obligation arises on the first day of the calendar year 2023 and 2024.
For the 2023 and 2024 financial years, the impact of €215 million and €285 million, respectively, was recorded under the "Other operating expenses" item in the consolidated income statement (see Note 42).
Top-up tax to ensure a global minimum taxation for multinational groups and large domestic groups (Pillar Two)
On December 20, 2024, Law 7/2024 of December 20, 2024 was approved in Spain, establishing a Top-up Tax to guarantee an overall minimum level of taxation for multinational groups and large domestic groups, a Tax on the net interest income and fee and commission of certain financial institutions and a Tax on liquids for electronic cigarettes and other tobacco-related products, and amending other tax regulations.
This law transposed Council Directive (EU) 2022/2523 of December 15, 2022, which incorporates the Pillar Two rules into the European legal framework.
The aforementioned law was approved with effect for tax periods beginning on or after December 31, 2023. Consequently, from the year 2024, inclusive, the Group is subject to the Pillar Two rules.
In compliance with current legislation, the Group has calculated the estimated impact of the Top-up Tax based on the Transitional Safe Harbour analysis and on the basis of the figures used in the preparation of the Group's consolidated financial statements in each of its constituent jurisdictions.
As a result of this estimated calculation, it has been determined that most of the jurisdictions in which the Group operates, with the exception of a small number of countries representing an immaterial percentage of the BBVA Group's profit (loss) before tax, exceed the 15% minimum effective tax rate and, therefore, do not accrue a Top-up Tax. For those jurisdictions that do not meet this threshold, BBVA, S.A., as the ultimate parent company of the Group, as of December 31, 2025, has recognized as a current tax expense the corresponding estimated Top-up Tax associated with those jurisdictions, the amount of which is not material.

Finally, it should be noted that the BBVA Group applies the mandatory exception to the recognition and disclosure of deferred tax assets and liabilities in relation to Pillar Two.
20.Other assets and liabilities
The breakdown of the balances of these headings of the consolidated balance sheets is as follows:

OTHER ASSETS AND LIABILITIES (MILLIONS OF EUROS)

	2025	2024	2023
ASSETS
Inventories ⁽¹⁾	1,307	1,299	276
Transactions in progress	182	482	41
Accruals	2,101	1,862	1,368
Other items	1,395	1,881	1,174
Total	4,985	5,525	2,859
LIABILITIES
Transactions in progress	346	306	133
Accruals	3,463	3,066	2,878
Other items	1,900	1,997	2,466
Total	5,709	5,370	5,477
(1) The variation in 2024 corresponded mainly to the acquisition of land plots from the Group's real estate company Crea Madrid Nuevo Norte, S.A. in relation to an urban planning operation in the city of Madrid.

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

	2025	2024	2023
ASSETS
Foreclosures and recoveries	743	847	943
Other assets from tangible assets ⁽¹⁾	473	618	1,026
Companies held for sale	55	55	43
Accrued amortization ⁽²⁾	(58)	(46)	(84)
Impairment losses ⁽¹⁾	(504)	(645)	(1,005)
Total	709	828	923
LIABILITIES
Companies held for sale	—	—	—
Total	—	—	—
(1) The variation is mainly due to sales of properties by the companies Tree Inversiones Inmobiliarias, SOCIMI, S.A. and Banco Bilbao Vizcaya Argentaria, S.A.
(2) Corresponds to the accumulated depreciation of assets before their classification as "Non-current assets and disposal groups classified as held for sale".

Non-current assets and disposal groups classified as held for sale
The changes in the balances of “Non-current assets and disposal groups classified as held for sale” in 2025, 2024 and 2023, are as follows:

NON-CURRENT ASSETS AND DISPOSAL GROUPS CLASSIFIED AS HELD FOR SALE (MILLIONS OF EUROS)

	Notes	Foreclosed assets			Property, Plant and Equipment (1)			Companies held for sale			Total
		2025	2024	2023	2025	2024	2023	2025	2024	2023	2025	2024	2023
Cost (a)
Balance at the beginning		847	943	1,070	572	943	970	55	43	39	1,473	1,928	2,078
Additions		145	250	190	2	18	2	—	15	—	147	283	192
Contributions from merger transactions		—	—	—		—	—	—	—	—	—	—	—
Retirements (sales and other decreases)		(226)	(338)	(323)	(178)	(446)	(34)	—	—	—	(404)	(784)	(357)
Transfers, other movements and exchange differences		(23)	(8)	6	19	57	5	1	(3)	4	(3)	46	15
Disposals by companies held for sale		—	—	—		—	—		—	—	—	—	—
Balance at the end		743	847	943	415	572	943	55	55	43	1,213	1,473	1,928
Impairment (b)
Balance at the beginning		237	299	356	409	706	701	—	—	—	645	1,005	1,057
Additions	50	11	24	16	25	59	27	—	—	—	36	83	42
Additions transfer to discontinued operations			—	—		—	—	—	—	—	—	—	—
Contributions from merger transactions			—	—		—	—	—	—	—	—	—	—
Retirements (sales and other decreases)		(62)	(91)	(89)	(140)	(352)	(22)	—	—	—	(202)	(443)	(111)
Other movements and exchange differences		33	5	16	(9)	(5)	1	—	—	—	24	—	17
Disposals by companies held for sale			—	—		—	—	—	—	—	—	—	—
Balance at the end		219	237	299	285	409	706	—	—	—	504	645	1,005
Balance at the end of net carrying value (a)-(b)		524	610	644	130	163	236	55	55	43	709	828	923
(1) Net of accumulated amortization until assets were reclassified as “Non-current assets and disposal groups classified as held for sale”.

As indicated in Note 2.2.6, “Non-current assets and disposal groups held for sale” and “Liabilities included in disposal groups classified as held for sale” are valued at the lower amount between its fair value less costs to sell and its carrying amount. As of December 31, 2025, 2024 and 2023 practically all of the carrying amount of the assets recorded at fair value on a non-recurring basis equals their fair value.
Assets from foreclosures or recoveries
As of December 31, 2025, 2024 and 2023, assets from foreclosures and recoveries, net of impairment losses, by nature of the asset, amounted to €356 million, €404 million and €460 million in assets for residential use; €139 million, €169 million and €154 million in assets for tertiary use (industrial, commercial or office) and €28 million, €31 million and €26 million in assets for agricultural use, respectively.
During the years 2025, 2024 and 2023, certain sale transactions for these assets were financed by Group companies. The amount of loans granted to the buyers of these assets in those years amounted to €17 million, €12 million and €22 million, respectively; with an average financing of 43% of the sales price during 2025.
As of December 31, 2025, 2024 and 2023, the amount of the profits arising from the sale of assets financed by Group companies that are not recognized in the consolidated income statement is not significant.

22.Financial liabilities at amortized cost
22.1Breakdown of the balance
The breakdown of the balance under these headings in the consolidated balance sheets is as follows:

FINANCIAL LIABILITIES MEASURED AT AMORTIZED COST (MILLIONS OF EUROS)

	2025	2024	2023
Deposits	556,498	496,720	473,835
Deposits from central banks	17,226	14,668	20,309
Demand deposits	7	657	159
Time deposits and other	13,774	6,369	12,203
Repurchase agreements	3,445	7,642	7,947
Deposits from credit institutions	36,771	34,406	40,039
Demand deposits	6,764	6,977	6,629
Time deposits and other	16,700	15,049	12,871
Repurchase agreements	13,307	12,380	20,539
Customer deposits	502,501	447,646	413,487
Demand deposits	360,682	331,780	317,543
Time deposits and other	127,397	106,658	91,740
Repurchase agreements	14,422	9,208	4,204
Debt certificates issued	81,842	69,867	68,707
Other financial liabilities	20,258	17,753	15,046
Total	658,599	584,339	557,589

22.2Deposits from credit institutions
The breakdown by geographical area and the nature of the related instruments of this heading in the consolidated balance sheets is as follows:

DEPOSITS FROM CREDIT INSTITUTIONS (MILLIONS OF EUROS)

	Demand deposits	Time deposits and other (1)	Repurchase agreements	Total
December 2025
Spain	1,039	3,439	197	4,676
Mexico	1,825	964	—	2,789
Turkey	60	873	271	1,204
South America	636	2,468	259	3,363
Rest of Europe	1,890	3,513	11,707	17,110
Rest of the world	1,315	5,442	874	7,630
Total	6,764	16,700	13,307	36,771
December 2024
Spain	1,039	3,116	538	4,693
Mexico	973	981	231	2,185
Turkey	158	2,002	2	2,162
South America	577	2,387	—	2,963
Rest of Europe	2,942	3,313	11,578	17,832
Rest of the world	1,289	3,250	31	4,570
Total	6,977	15,049	12,380	34,406
December 2023
Spain	1,252	2,434	899	4,585
Mexico	789	642	—	1,431
Turkey	16	535	37	587
South America	416	2,242	—	2,659
Rest of Europe	3,011	2,742	19,344	25,097
Rest of the world	1,145	4,277	259	5,681
Total	6,629	12,871	20,539	40,039
(1) Subordinated deposits are included amounting to €104 million, €48 million and €35 million as of December 31, 2025, 2024 and 2023, respectively.

22.3Customer deposits
The breakdown by geographical area of this heading in the consolidated balance sheets, by type of instrument, is as follows:

CUSTOMER DEPOSITS (MILLIONS OF EUROS)

	Demand deposits	Time deposits and other ⁽¹⁾	Repurchase agreements	Total
December 2025
Spain	192,222	23,664	12,786	228,672
Mexico	77,167	17,493	38	94,699
Turkey	27,443	24,794	450	52,687
South America	34,150	22,328	—	56,478
Rest of Europe	24,758	29,665	1,148	55,571
Rest of the world	4,942	9,452	—	14,394
Total	360,682	127,397	14,422	502,501
December 2024
Spain	186,489	22,501	6,474	215,464
Mexico	70,133	14,319	987	85,439
Turkey	23,228	25,388	652	49,267
South America	32,443	20,232	—	52,675
Rest of Europe	17,170	17,613	1,095	35,878
Rest of the world	2,318	6,605	—	8,922
Total	331,780	106,658	9,208	447,646
December 2023
Spain	179,825	17,952	4	197,780
Mexico	76,122	15,067	1,638	92,828
Turkey	20,423	21,485	1,331	43,239
South America	26,888	17,349	—	44,237
Rest of Europe	12,863	16,257	1,231	30,350
Rest of the world	1,422	3,630	—	5,052
Total	317,543	91,740	4,204	413,487
(1) The balances corresponding to subordinated deposits under this heading were not significant in any of the years presented.

22.4Debt certificates issued
The breakdown of the balance under this heading, by type of financial instrument and by currency, is as follows:

DEBT CERTIFICATES ISSUED (MILLIONS OF EUROS)

	2025	2024	2023
In Euros	42,070	37,118	44,622
Promissory bills and notes	5,379	1,360	5,416
Non-convertible bonds and debentures	15,860	17,788	16,256
Covered bonds	3,371	5,825	6,734
Hybrid financial instruments ⁽¹⁾	1,160	519	800
Securitization bonds	3,203	2,201	2,168
Wholesale funding	3,688	1,030	6,182
Subordinated liabilities	9,409	8,395	7,066
Convertible perpetual certificates	3,750	2,750	3,000
Other non-convertible subordinated liabilities	5,659	5,645	4,066
In foreign currencies	39,773	32,748	24,086
Promissory bills and notes	2,781	2,962	336
Non-convertible bonds and debentures	13,302	12,136	8,684
Covered bonds	94	95	99
Hybrid financial instruments ⁽¹⁾	7,914	5,327	4,722
Securitization bonds	—	—	—
Wholesale funding	4,142	1,067	1,479
Subordinated liabilities	11,540	11,161	8,766
Convertible perpetual certificates	2,553	2,888	2,715
Other non-convertible subordinated liabilities	8,986	8,273	6,051
Total	81,842	69,867	68,707
(1) Corresponds to structured note issuances with embedded derivatives that have been segregated according to IFRS 9.

22.4.1Subordinated liabilities
The breakdown of this heading in the consolidated balance sheets is as follows:

MEMORANDUM ITEM: SUBORDINATED LIABILITIES AT AMORTIZED COST (MILLIONS OF EUROS)

	2025	2024	2023
Subordinated deposits	104	56	35
Subordinated certificates	20,949	19,556	15,832
Compound convertible financial instruments	6,303	5,638	5,715
Other non-convertible subordinated liabilities	14,645	13,918	10,117
Total	21,053	19,612	15,867
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

Under that delegation, BBVA has made the following contingently convertible issuances that qualify as additional tier 1 capital of the Bank and the Group in accordance with Regulation (EU) 575/2013 throughout the financial years 2023, 2024 and 2025:
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
–On January 14, 2025, BBVA carried out an issuance of perpetual contingent convertible securities with exclusion of shareholders' pre-emptive subscription rights, for a total nominal amount of USD 1 billion. This issuance is listed on the New York Stock Exchange and was targeted only at qualified investors, not being offered or sold to any retail clients.
–On November 11, 2025, BBVA carried out an issuance of perpetual contingent convertible securities with exclusion of shareholders' pre-emptive subscription rights, for a total nominal amount of €1 billion. This issuance is listed on the Global Exchange Market of Euronext Dublin and was targeted only at qualified investors, not being offered or sold to any retail clients.
These perpetual securities issued, where appropriate, must be converted into newly issued ordinary shares of BBVA if the CET 1 ratio of the Bank or the Group is less than 5.125%, in accordance with their respective terms and conditions.
These type of issuances made by the Bank may be fully redeemed at BBVA's option only in the cases contemplated in their respective terms and conditions and, in any case, in accordance with the provisions of the applicable legislation. In particular, throughout the financial years 2023, 2024 and 2025 the Bank has early redeemed the following issues:
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
–On March 5, 2025, the Bank early redeemed the issuance of contingently convertible preferred securities (which qualified as additional tier 1 instruments) carried out by the Bank on September 5, 2019, for an amount of USD 1 billion on the First Reset Date and once the prior consent from the Regulator was obtained.
Additionally, on December 17, 2025, the Bank announced its irrevocable decision to redeem in full the issuance of green contingently convertible preferred securities (which qualified as additional tier 1 instruments) carried out by the Bank on July 15, 2020, for an amount of €1 billion. The redemption was executed on January 15, 2026 (the First Reset Date of said issuance), once the prior consent from the Regulator had been obtained.

Convertible Securities
The Annual General Shareholders' Meeting of BBVA held on March 18, 2022, resolved, under agenda item five, to confer authority on the Board of Directors of BBVA, with sub-delegation powers, to issue securities convertible into new BBVA shares (other than contingently convertible securities, envisaged to meet regulatory requirements for their eligibility as capital instruments (CoCo) referred to in the resolutions adopted by BBVA's Annual General Shareholders' Meeting held on April 20, 2021, under agenda item five), subject to provisions in the law and in BBVA's bylaws that may be applicable at any time, on one or several occasions within the maximum term of five years to be counted as from the date on which the resolution was adopted, up to a maximum total amount of €6 billion, or the equivalent in any other currency. The Board of Directors may also resolve to exclude, either fully or partially, the pre-emptive subscription rights of shareholders within the framework of a specific issuance, limiting this power to the extent that the nominal amount of the capital increases agreed or executed in order to satisfy conversion of the issues carried out excluding the pre-emptive subscription right by virtue of this power (without prejudice to anti-dilution adjustments) and any agreed or executed in use of the power under the item 4 of the Agenda of the same Annual General Shareholders' Meeting, described in Note 26, excluding the pre-emptive subscription right, do not exceed a maximum aggregated nominal amount of 10% of BBVA's share capital at the time the resolution was adopted.
As of the date of preparation of these Consolidated Financial Statements, the Bank has not made use of the authority granted by the BBVA Annual General Shareholders' Meeting held on March 18, 2022.
22.5Other financial liabilities
The breakdown of the balance under this heading in the consolidated balance sheets is as follows:

OTHER FINANCIAL LIABILITIES (MILLIONS OF EUROS)

	2025	2024	2023
Lease liabilities	1,463	1,467	1,507
Creditors for other financial liabilities	4,597	4,859	3,439
Collection accounts	4,450	3,693	3,642
Creditors for other payment obligations ⁽¹⁾	9,748	7,734	6,458
Total	20,258	17,753	15,046
(1) In 2025, this caption includes the amount pending execution as of December 31, 2025, corresponding to the firm commitment for the acquisition of own shares derived from the execution of the first tranche of the share buyback program announced on December 19, 2025 and started to be carried out on December 22, 2025 (see Notes 2.2.11 and 4).
A breakdown of the maturity of the lease liabilities, due after December 31, 2025 is provided below:

MATURITY OF FUTURE PAYMENT OBLIGATIONS (MILLIONS OF EUROS)

	Up to 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total
Leases	227	279	204	752	1,463
23.Assets and liabilities under insurance and reinsurance contracts
The Group has insurance subsidiaries mainly in Spain, Latin America (mostly in Mexico) and Turkey. Specifically, the insurance entities located in Spain and Mexico together accounted for approximately 95% in terms of total liabilities under insurance and reinsurance contracts as of December 31, 2025.
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
The amounts that the consolidated insurance entities are entitled to receive from reinsurance contracts they maintain with third parties are recognized under the heading “Assets under reinsurance and insurance contracts” in the consolidated balance sheets. As of December 31, 2025, 2024 and 2023, the balance under this heading amounted to €198 million, €191 million and €211 million, respectively.
The heading “Liabilities under insurance and reinsurance contracts” in the consolidated balance sheets includes the liabilities recorded under insurance contracts of the consolidated insurance entities in accordance with IFRS 17 (see Note 2.2.8). The breakdown of the balance of this heading as of December 31, 2025, 2024 and 2023 is as follows:

LIABILITIES UNDER INSURANCE AND REINSURANCE CONTRACTS (MILLIONS OF EUROS)

	2025	2024	2023
Insurances	12,760	10,981	12,110
Liabilities for remaining coverage	11,456	9,835	10,900
Estimates of the present value of cash flows	9,950	8,462	9,516
Risk adjustment	142	150	171
Cost service margin	1,364	1,224	1,213
Liabilities for incurred claims	1,304	1,146	1,210
Estimates of the present value of cash flows	1,282	1,129	1,191
Risk adjustment	22	17	19
Reinsurance	—	—	—
Total	12,760	10,981	12,110
In addition, the breakdown of “Liabilities under insurance and reinsurance contracts” in the consolidated balance sheets by type of product as of December 31, 2025, 2024 and 2023, excluding insurance contracts valued following the Simplified Model, is shown in the table below:

LIABILITIES UNDER INSURANCE AND REINSURANCE CONTRACTS BY TYPE OF PRODUCT (MILLIONS OF EUROS)

	2025	2024	2023
Liabilities for remaining coverage	11,456	9,835	10,900
Life insurance	11,141	9,555	10,657
Individuals life insurance ⁽¹⁾	9,433	7,643	8,900
Group insurance ⁽²⁾	1,708	1,912	1,757
Non-life insurance	315	280	243
Liabilities for incurred claims	1,304	1,146	1,210
Total	12,760	10,981	12,110
(1) Provides coverage in the event of death, disability and serious illness.
(2) The insurance policies purchased by employers (other than BBVA Group) on behalf of their employees.
The variation in liabilities under insurance and reinsurance contracts analyzed by liability for the remaining coverage and liability for incurred claims for the years 2025, 2024 and 2023 is shown below:

VARIATION IN LIABILITIES UNDER INSURANCE AND REINSURANCE CONTRACTS ANALYZED BY LIABILITIES FOR THE REMAINING COVERAGE AND THE LIABILITIES FOR INCURRED CLAIMS. DECEMBER 2025 (MILLIONS OF EUROS)

	Liability for remaining coverage	Liability for incurred claims	Total

Initial balance	9,835	1,146	10,981
Result from insurance service	(3,432)	1,908	(1,524)
Insurance revenue	(3,627)	—	(3,627)
Insurance expense	195	1,908	2,103
Financial income/ expenses from insurance contracts	1,355	11	1,366
Exchange differences	294	23	317
Cash flows	3,404	(1,784)	1,620
Final balance	11,456	1,304	12,760

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

The variation of liabilities under insurance and reinsurance contracts, distinguishing between their different valuation components, excluding contracts valued under the Simplified Model, for the years 2025, 2024 and 2023 is shown below:

VARIATION IN LIABILITIES UNDER INSURANCE AND REINSURANCE CONTRACTS ANALYZED BY VALUATION COMPONENT. DECEMBER 2025 (MILLIONS OF EUROS)

	Estimated present value of future cash flows	Risk adjustment	Contractual service margin	Total
Initial balance	8,710	150	1,224	10,084
Insurance service result	(806)	(19)	60	(765)
Changes that relate to current services	(974)	(33)	(285)	(1,293)
Changes that relate to future services	(623)	15	346	(262)
Changes that relate to past services	791	—	—	791
Financial income/ expenses from insurance contracts	1,305	13	50	1,368
Exchange rate differences	280	(1)	29	308
Cash flows	746	—	—	746
Final balance	10,235	143	1,363	11,742

VARIATION IN LIABILITIES UNDER INSURANCE AND REINSURANCE CONTRACTS ANALYZED BY VALUATION COMPONENT. DECEMBER 2024 (MILLIONS OF EUROS)

	Estimated present value of future cash flows	Risk adjustment	Contractual service margin	Total
Initial balance	9,738	167	1,213	11,118
Insurance service result	(345)	(17)	44	(318)
Changes that relate to current services	(969)	(29)	(270)	(1,267)
Changes that relate to future services	(350)	12	314	(24)
Changes that relate to past services	974	—	—	974
Financial income/ expenses from insurance contracts	(457)	3	49	(406)
Exchange rate differences	(636)	(3)	(82)	(721)
Cash flows	411	—	—	411
Final balance	8,710	150	1,224	10,084

VARIATION IN LIABILITIES UNDER INSURANCE AND REINSURANCE CONTRACTS ANALYZED BY VALUATION COMPONENT. DECEMBER 2023 (MILLIONS OF EUROS)

	Estimated present value of future cash flows	Risk adjustment	Contractual service margin	Total
Initial balance	8,056	150	1,097	9,303
Insurance service result	(384)	—	(23)	(406)
Changes that relate to current services	(749)	(26)	(185)	(960)
Changes that relate to future services	(189)	26	163	—
Changes that relate to past services	554	—	—	554
Financial income/ expenses from insurance contracts	508	11	45	564
Exchange rate differences	935	6	94	1,035
Cash flows	623	—	—	623
Final balance	9,738	167	1,213	11,118
The maturity of “Liabilities under insurance and reinsurance contracts” is as follows:

MATURITY OF THE LIABILITIES UNDER INSURANCE AND REINSURANCE CONTRACTS (MILLIONS OF EUROS)

	Up to 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total
2025	666	89	1,709	10,296	12,760
2024	1,556	319	720	8,387	10,981
2023	1,356	962	2,425	7,367	12,110
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

24.Provisions
The breakdown of the balance under this heading in the consolidated balance sheets, based on type of provisions, is as follows:

PROVISIONS. BREAKDOWN BY CONCEPTS (MILLIONS OF EUROS)

	Notes	2025	2024	2023
Provisions for pensions and similar obligations	25	2,267	2,348	2,571
Other long-term employee benefits ⁽¹⁾	25	332	384	435
Provisions for taxes and other legal contingencies	7.1	805	791	696
Provisions for contingent risks and commitments		725	667	770
Other provisions ⁽²⁾		293	429	452
Total		4,422	4,619	4,924
(1) It includes commitments undertaken under the collective layoff procedure that was carried out at Banco Bilbao Vizcaya Argentaria, S.A. in 2021.
(2) Individually non-significant provisions for various concepts and corresponding to different geographical areas.

The change in provisions for pensions and similar obligations for the years ended December 31, 2025, 2024 and 2023 is as follows:

PROVISIONS FOR PENSIONS AND OTHER POST-EMPLOYMENT OBLIGATIONS FOR DEFINED BENEFIT PLANS, AND OTHER LONG-TERM EMPLOYEE BENEFITS. CHANGES OVER THE YEAR (MILLIONS OF EUROS)

	Notes	2025	2024	2023
Balance at the beginning		2,732	3,006	3,098
Charges to income for the year		172	197	211
Interest expense and similar charges	25	118	138	133
Personnel expense		53	57	49
Provision expense		1	2	29
Charges (credits) to equity ⁽¹⁾	25	375	132	314
Transfers and other changes		(75)	(49)	(37)
Benefit payments		(276)	(410)	(474)
Employer contributions		(330)	(143)	(106)
Balance at the end		2,599	2,732	3,006
(1) Correspond to actuarial losses (gains) arising from certain post-employment defined-benefit commitments for pensions recognized in “Equity” (see Note 2.2.13).

PROVISIONS FOR TAXES, LEGAL CONTINGENCIES AND OTHER PROVISIONS. CHANGES OVER THE YEAR (MILLIONS OF EUROS)

	2025	2024	2023
Balance at beginning	1,220	1,148	1,065
Additions	367	370	651
Acquisition of subsidiaries	—	—	—
Unused amounts reversed during the year	(108)	(92)	(385)
Amount used and other variations	(381)	(206)	(183)
Balance at the end	1,098	1,220	1,148

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
On the basis of the information available, the Group considers that, as of December 31, 2025, the provisions made in relation to judicial proceedings and arbitrations, where so required, are adequate and reasonably cover the liabilities that might arise, if any, from such proceedings and arbitrations. Furthermore, on the basis of the information available and with the exceptions indicated in Note 7.1 "Risk factors", BBVA considers that the liabilities that may arise from the resolution of such proceedings will not have, individually, a significant adverse effect on the Group's business, financial situation or results of operations.
25.Post-employment and other employee benefit commitments
The Group entities have assumed commitments with employees including short-term employee benefits (see Note 44.1), defined contribution and defined benefit plans (see Glossary), healthcare and other long-term employee benefits (see Note 2.2.13).
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

The breakdown of the net defined benefit liability recorded on the balance sheet as of December 31, 2025, 2024 and 2023 is provided below:

NET DEFINED BENEFIT LIABILITY (ASSET) ON THE CONSOLIDATED BALANCE SHEET (MILLIONS OF EUROS)

	Notes	2025	2024	2023
Pension commitments		4,040	3,759	3,849
Early retirement commitments		173	271	412
Medical benefits commitments		1,702	1,269	1,728
Other long-term employee benefits		332	384	435
Total commitments		6,247	5,683	6,424
Pension plan assets		1,903	1,584	1,675
Medical benefit plan assets		1,747	1,367	1,744
Total plan assets (1)		3,650	2,951	3,419
Total net liability / asset		2,599	2,732	3,006
Of which: Net asset on the consolidated balance sheet (2)		—	—	—
Of which: Net liability on the consolidated balance sheet for provisions for pensions and similar obligations (3)	24	2,267	2,348	2,571
Of which: Net liability on the consolidated balance sheet for other long-term employee benefits	24	332	384	435
(1) In Turkey, the foundation responsible for managing the benefit commitments holds an additional asset of €237 million as of December 31, 2025 which, in accordance with IFRS regarding the asset ceiling, has not been recognized in the Consolidated Financial Statements, because although it could be used to reduce future pension contributions it could not be immediately refunded to the employer. As of December 31, 2024 and 2023, this amount amounted to €123 million and €153 million, respectively.
(2) Recorded under the heading “Other Assets - Other” of the consolidated balance sheet (see Note 20).
(3) Recorded under the heading “Provisions - Provisions for pensions and similar obligations” of the consolidated balance sheet.
The impact relating to benefit commitments on the consolidated income statement for the years 2025, 2024 and 2023 is as follows:

CONSOLIDATED INCOME STATEMENT IMPACT (MILLIONS OF EUROS)

	Notes	2025	2024	2023
Interest income and expense		118	138	133
Interest expense		487	494	444
Interest income		(369)	(356)	(311)
Personnel expense		205	215	188
Defined contribution plan expense	44.1	152	158	139
Defined benefit plan expense	44.1	43	51	49
Other expense		10	6	—
Provisions or (reversal) of provisions	46	2	3	31
Early retirement expense		—	—	—
Past service cost expense		6	7	36
Remeasurements (1)		(5)	(5)	(7)
Other provision expense		1	1	2
Total impact on consolidated income statement: expense (income)		325	355	352
(1) Actuarial losses (gains) on remeasurement of the net defined benefit liability relating to early retirements in Spain and other long-term employee benefits that are charged to the income statements (see Note 2.2.13).

The amounts relating to post-employment benefits charged to the consolidated balance sheet correspond to the actuarial gains (losses) on remeasurement of the net defined benefit liability relating to pension and medical commitments before income taxes as of December 31, 2025, 2024 and 2023 are as follows:

EQUITY IMPACT (MILLIONS OF EUROS)

	2025	2024	2023
Defined benefit plans	210	218	302
Post-employment medical benefits	165	(86)	12
Total impact on equity: debit (credit)	375	132	314
In 2025, the aggregate impact of this heading amounted to a debit of €375 million, which is mainly explained by: the variation of the main commitments for long-term remuneration in Mexico (debit of €448 million, mainly due to the variation of financial assumptions and expected return on the plan assets); Turkey (debit of €31 million, mainly due to the variation of financial assumptions, expected return on the plan assets and experience); and Spain (credit of €97 million, mainly due to the variation of financial assumptions).
In 2024, the aggregate impact of this heading amounted to a debit of €132 million driven by the variation in the main long-term remuneration commitments in Mexico (debit of €55 million, mainly due to the variation of financial assumptions and expected profitability of plan assets), Turkey (debit of €32 million due to the variation of financial assumptions, expected profitability of plan assets and experience), Spain (debit of €28 million, essentially due to the variation in financial assumptions) and Portugal (debit of €16 million due to the expected profitability of the plan assets and experience).
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

25.1Defined benefit plans
Defined benefit commitments relate mainly to employees who have already retired or taken early retirement, certain closed groups of active employees still accruing defined benefit pensions, and in-service death and disability benefits provided to most active employees. For the latter, the Group pays the required premiums to fully insure the related liability. The change in these pension commitments during the years ended December 31, 2025, 2024 and 2023 is presented below:

DEFINED BENEFITS (MILLIONS OF EUROS)

	2025			2024			2023
	Defined benefit obligation	Plan assets	Net liability (asset)	Defined benefit obligation	Plan assets	Net liability (asset)	Defined benefit obligation	Plan assets	Net liability (asset)
Balance at the beginning	5,299	2,951	2,348	5,989	3,419	2,571	5,715	3,084	2,632
Current service cost	44	—	44	51	—	51	52	—	52
Interest income/expense	475	369	105	472	356	115	425	311	114
Contributions by plan participants	15	15	—	16	16	—	10	10	—
Employer contributions	—	330	(330)	—	143	(143)	—	106	(106)
Past service costs (1)	6	—	6	7	—	7	36	—	36
Remeasurements	726	352	373	(202)	(330)	128	375	68	307
Return on plan assets (2)	—	352	(352)	—	(330)	330	—	68	(68)
From changes in demographic assumptions	21	—	21	2	—	2	(86)	—	(86)
From changes in financial assumptions	520	—	520	(362)	—	(362)	248	—	248
Other actuarial gains and losses	185	—	185	158	—	158	212	—	212
Benefit payments	(546)	(275)	(271)	(564)	(230)	(334)	(655)	(232)	(424)
Settlement payments	—	—	—	(1)	(1)	—	(76)	(75)	(1)
Business combinations and disposals	—	—	—	—	—	—	(1)	—	(1)
Effect on changes in foreign exchange rates	(100)	(83)	(17)	(467)	(416)	(51)	124	153	(29)
Conversions to defined contributions	—	—	—	—	—	—	—	—	—
Other effects	(4)	(7)	4	(3)	(7)	4	(15)	(7)	(8)
Balance at the end	5,915	3,650	2,265	5,299	2,951	2,348	5,989	3,419	2,571
Of which: Spain	1,770	96	1,674	2,078	114	1,964	2,310	129	2,181
Of which: Mexico	3,218	2,733	485	2,385	2,114	271	2,988	2,702	286
Of which: Turkey	675	599	77	567	488	80	435	363	72
(1) Including gains and losses arising from settlements.
(2) Excluding interest, which is recorded under "Interest income or expense".
The balance under the heading “Provisions - Pensions and other post-employment defined benefit obligations” of the consolidated balance sheet as of December 31, 2025 includes €182 million relating to post-employment benefit commitments to former members of the Board of Directors and the Bank’s Management (see Note 54).
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
The following table sets out the key actuarial assumptions used in the valuation of these commitments as of December 31, 2025, 2024 and 2023:

ACTUARIAL ASSUMPTIONS (%)

	2025			2024			2023
	Spain	Mexico	Turkey	Spain	Mexico	Turkey	Spain	Mexico	Turkey
Discount rate	4.00%	10.72%	31.1%	3.25%	12.11%	31.02%	3.43%	10.44%	25.60%
Rate of salary increase	—	4.50%	27.74%	—	4.50%	27.80%	—	4.50%	23.44%
Rate of pension increase	—	5.14%	26.24%	—	3.92%	26.30%	—	4.14%	21.94%
Medical cost trend rate	—	8.04%	30.44%	—	8.00%	30.50%	—	8.04%	26.14%
Mortality tables	PER 2020	EMSSA09	TUIK 2024	PER 2020	EMSSA09	TUIK 2022	PER 2020	EMSSA09	TUIK 2019

In Spain, the discount rate shown as of December 31, 2025, corresponds to the discount rate for long-term commitments, with the discount rate used for short-term commitments being 2.75%.
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
Changes in the main actuarial assumptions may affect the valuation of the commitments. The table below shows the sensitivity of the benefit obligations to changes in the key assumptions:

SENSITIVITY ANALYSIS (MILLIONS OF EUROS)

	Basis points change	2025		2024		2023
		Increase	Decrease	Increase	Decrease	Increase	Decrease
Discount rate	50	(262)	287	(213)	232	(265)	291
Rate of salary increase	50	5	(5)	4	(4)	4	(4)
Rate of pension increase	50	40	(38)	27	(26)	34	(32)
Medical cost trend rate	50	151	(137)	102	(93)	141	(126)
Change in obligation from each additional year of longevity		154	—	120	—	134	—
The sensitivities provided above have been determined at the date of these consolidated financial statements, and reflect solely the impact of changing one individual assumption at a time, keeping the rest of the assumptions unchanged, thereby excluding the effects which may result from combined assumption changes.
In addition to the commitments to employees shown above, the Group has other less material long-term employee benefits. These include leaves and long-service awards, which consist of either an established monetary award or some vacation days granted to certain groups of employees when they complete a given number of years of service. Additionally, a fund related to the collective layoff procedure that was carried out in Banco Bilbao Vizcaya Argentaria, S.A. was created in 2021. As of December 31, 2025, 2024 and 2023, the actuarial liabilities for the outstanding awards amounted to €332 million, €384 million and €435 million, respectively. These commitments are recorded under the heading "Provisions - Other long-term employee benefits" of the consolidated balance sheet (see Note 24).

25.1.1Post-employment commitments and similar obligations
These commitments relate mostly to pension payments, and which have been determined based on salary and years of service. For most plans, pension payments are due on retirement, death and long-term disability.
Additionally, there are commitments with early retired personnel from Spanish companies of the Group. These commitments include the compensation and indemnities due as well as the contributions payable to external pension funds during the early retirement period. As of December 31, 2025, 2024 and 2023, the value of these commitments amounted to €173 million, €271 million and €412 million, respectively.

The change in the benefit plan obligations and plan assets during the year ended December 31, 2025 was as follows:

POST-EMPLOYMENT COMMITMENTS 2025 (MILLIONS OF EUROS)

	Spain	Mexico	Turkey	Rest of the world
Defined benefit obligation
Balance at the beginning	2,078	1,125	567	260
Current service cost	4	9	16	3
Interest income or expense	61	126	133	9
Contributions by plan participants	—	—	13	2
Employer contributions	—	—	—	—
Past service costs (1)	—	—	4	2
Remeasurements	(104)	374	141	(17)
Return on plan assets (2)	—	—	—	—
From changes in demographic assumptions	—	—	21	—
From changes in financial assumptions	(91)	344	22	(22)
Other actuarial gains and losses	(13)	30	97	5
Benefit payments	(275)	(138)	(34)	(12)
Settlement payments	—	—	—	—
Business combinations and disposals	—	—	—	—
Effect on changes in foreign exchange rates	—	26	(155)	(1)
Conversions to defined contributions	—	—	—	—
Other effects	6	—	(10)	—
Balance at the end	1,770	1,522	675	246
Of which: Vested benefit obligation relating to current employees	72
Of which: Vested benefit obligation relating to retired employees	1,698
Plan Assets
Balance at the beginning	114	748	488	234
Current service cost	—	—	—	—
Interest income or expense	3	81	116	8
Contributions by plan participants	—	—	13	2
Employer contributions	—	185	37	2
Past service costs (1)	—	—	—	—
Remeasurements	(5)	93	110	(12)
Return on plan assets (2)	(5)	93	110	(12)
From changes in demographic assumptions	—	—	—	—
From changes in financial assumptions	—	—	—	—
Other actuarial gains and losses	—	—	—	—
Benefit payments	(16)	(138)	(24)	(11)
Settlement payments	—	—	—	—
Business combinations and disposals	—	—	—	—
Effect on changes in foreign exchange rates	—	18	(133)	—
Conversions to defined contributions	—	—	—	—
Other effects	—	—	(7)	—
Balance at the end	96	986	599	223
Net liability (asset)
Balance at the beginning	1,964	377	80	26
Current service cost	4	9	16	3
Interest income or expense	58	45	17	1
Contributions by plan participants	—	—	—	—
Employer contributions	—	(185)	(37)	(2)
Past service costs (1)	—	—	4	2
Remeasurements	(99)	281	31	(5)
Return on plan assets (2)	5	(93)	(110)	12
From changes in demographic assumptions	—	—	21	—
From changes in financial assumptions	(91)	344	22	(22)
Other actuarial gains and losses	(13)	30	97	5
Benefit payments	(259)	—	(11)	(1)
Settlement payments	—	—	—	—
Business combinations and disposals	—	—	—	—
Effect on changes in foreign exchange rates	—	8	(22)	(1)
Conversions to defined contributions	—	—	—	—
Other effects	6	—	(2)	—
Balance at the end	1,674	536	77	23
(1) Including gains and losses arising from settlements.
(2) Excluding interest, which is recorded under "Interest income or expense".

The change in net liabilities (assets) during the years ended December 31, 2024 and 2023 was as follows:

POST-EMPLOYMENT COMMITMENTS (MILLIONS OF EUROS)

	2024: Net liability (assets)				2023: Net liability (assets)
	Spain	Mexico	Turkey	Rest of the world	Spain	Mexico	Turkey	Rest of the world
Balance at the beginning	2,181	311	72	23	2,399	132	103	25
Current service cost	4	10	18	3	3	9	17	3
Interest income or expense	69	30	16	2	85	17	8	2
Contributions by plan participants	—	—	—	—	—	—	—	—
Employer contributions	—	(68)	(39)	(22)	—	(37)	(23)	(29)
Past service costs (1)	—	—	3	4	—	—	33	3
Remeasurements	23	139	32	19	67	175	32	21
Return on plan assets (2)	(1)	125	(50)	10	—	19	(129)	25
From changes in demographic assumptions	—	2	(15)	—	—	—	(14)	(2)
From changes in financial assumptions	34	(10)	(97)	3	78	114	10	(10)
Other actuarial gains and losses	(10)	22	195	6	(11)	42	165	8
Benefit payments	(321)	—	(11)	(1)	(379)	—	(43)	(1)
Settlement payments	—	—	—	—	—	—	—	(1)
Business combinations and disposals	—	—	—	—	—	—	—	(1)
Effect on changes in foreign exchange rates	—	(45)	(8)	(2)	—	15	(40)	1
Conversions to defined contributions	—	—	—	—	—	—	—	—
Other effects	8	—	(4)	—	6	—	(14)	—
Balance at the end	1,964	377	80	26	2,181	311	72	23
(1) Includes gains and losses from settlements.
(2) Excludes interest which is reflected in the line item “Interest income and expense”.
In Spain, local regulation requires that pension and death benefit commitments must be funded, either through a qualified pension plan or an insurance contract.
In the Spanish entities these commitments are covered by insurance contracts which meet the requirements of the accounting standard regarding the non-recoverability of contributions. However, a significant number of the insurance contracts are with BBVA Seguros, S.A. (a consolidated subsidiary and related party) and consequently these policies cannot be considered plan assets under IAS 19. For this reason, the liabilities insured under these policies are fully recognized under the heading "Provisions – Pensions and other post-employment defined benefit obligations" of the consolidated balance sheet (see Note 24), while the related assets held by the insurance company are included within the Group´s consolidated assets (recorded according to the classification of the corresponding financial instruments). As of December 31, 2025 the value of these separate assets was €1,371 million, (€1,553 million and €1,631 million as of December 31, 2024 and 2023, respectively) representing direct rights of the insured employees held in the consolidated balance sheet, hence these benefits are effectively fully funded.
On the other hand, some pension commitments have been funded through insurance contracts with insurance companies not related to the Group. In this case the consolidated balance sheet reflects the value of the obligations net of the fair value of the qualifying insurance policies. As of December 31, 2025, 2024 and 2023, the value of the aforementioned insurance policies (€96 million, €114 million and €130 million, respectively) exactly matches the value of the corresponding obligations and therefore no amount for this item has been recorded in the consolidated balance sheet.
Pension benefits are paid by the insurance companies with whom BBVA has insurance contracts and to whom all insurance premiums have been paid. The premiums are determined by the insurance companies using cash flow matching techniques to ensure that benefits can be met when due, guaranteeing both the actuarial (see Glossary) and interest rate risk (see Note 7.3.1).
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

The foundation that maintains the assets and liabilities relating to employees of Garanti BBVA in Turkey, as per the local regulatory requirements, has recognized an obligation amounting to €259 million as of December 31, 2025 pending future transfer to the Social Security system. Furthermore, Garanti BBVA has set up a defined benefit pension plan for employees, additional to the social security benefits, reflected in the consolidated balance sheet.
25.1.2Medical benefit commitments
The change in defined benefit obligations and plan assets during the years 2025, 2024 and 2023 was as follows:

MEDICAL BENEFITS COMMITMENTS (MILLIONS OF EUROS)

	2025			2024			2023
	Defined benefit obligation	Plan assets	Net liability (asset)	Defined benefit obligation	Plan assets	Net liability (asset)	Defined benefit obligation	Plan assets	Net liability (asset)
Balance at the beginning	1,269	1,367	(98)	1,728	1,744	(16)	1,448	1,476	(28)
Current service cost	13	—	13	18	—	18	20	—	20
Interest income or expense	145	161	(16)	167	168	(2)	167	165	2
Contributions by plan participants	—	—	—	—	—	—	—	—	—
Employer contributions	—	106	(106)	—	15	(15)	—	17	(17)
Past service costs (1)	—	—	—	—	—	—	—	—	—
Remeasurements	332	167	165	(333)	(247)	(86)	(5)	(17)	12
Return on plan assets (2)	—	167	(167)	—	(247)	247	—	(17)	17
From changes in demographic assumptions	—	—	—	15	—	15	(70)	—	(70)
From changes in financial assumptions	266	—	266	(293)	—	(293)	56	—	56
Other actuarial gain and losses	65	—	65	(55)	—	(55)	8	—	8
Benefit payments	(86)	(86)	—	(71)	(70)	—	(70)	(70)	—
Settlement payments	—	—	—	—	—	—	—	—	—
Business combinations and disposals	—	—	—	—	—	—	—	—	—
Effect on changes in foreign exchange rates	30	32	(2)	(240)	(243)	3	168	173	(5)
Other effects	—	—	—	—	—	—	—	—	—
Balance at the end	1,702	1,747	(45)	1,269	1,367	(98)	1,728	1,744	(16)
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
25.1.3Estimated benefit payments
As of December 31, 2025, the estimated benefit payments over the next ten years for all the entities in Spain, Mexico and Turkey are as follows:

ESTIMATED BENEFIT PAYMENTS (MILLIONS OF EUROS)

	2026	2027	2028	2029	2030	2031 - 2035
Commitments in Spain	380	240	209	180	153	557
Commitments in Mexico	229	246	261	278	297	1,635
Commitments in Turkey	30	36	46	58	75	895
Total	639	522	516	516	525	3,087

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
The table below shows the allocation of plan assets of the main companies of the BBVA Group as of December 31, 2025, 2024 and 2023:

PLAN ASSETS BREAKDOWN (MILLIONS OF EUROS)

	2025	2024	2023
Cash and cash equivalents	233	60	86
Debt securities (government bonds)	2,697	2,267	2,818
Mutual funds	1	1	—
Asset-backed securities	—	—	—
Structured debt	—	—	—
Insurance contracts	24	21	21
Total	2,956	2,349	2,924
Of which: Bank account in BBVA	6	25	23
Of which: Debt certificates issued by BBVA	—	—	—
Of which: Property occupied by BBVA	—	—	—
In addition to the above there are plan assets relating to the previously mentioned insurance contracts in Spain and the foundation in Turkey.
The following table provides details of investments in listed securities (level 1) as of December 31, 2025, 2024 and 2023:

INVESTMENTS IN LISTED MARKETS (MILLIONS OF EUROS)

	2025	2024	2023
Cash and cash equivalents	233	60	86
Debt securities (Government bonds)	2,697	2,267	2,818
Mutual funds	1	1	—
Total	2,931	2,328	2,904
Of which: Bank account in BBVA	6	25	23
Of which: Debt certificates issued by BBVA	—	—	—
Of which: Property occupied by BBVA	—	—	—

The remainder of the assets are mainly invested in Level 2 assets in in accordance with the classification established under IFRS 13 (mainly insurance contracts). As of December 31, 2025, almost all of the assets related to employee commitments corresponded to fixed income securities.
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
26.Capital
As of December 31, 2025 and 2024 BBVA’s share capital amounted to €2,797,394,663.00 and €2,824,009,877.85 divided into 5,708,968,700 and 5,763,285,465 shares, respectively. As of December 31, 2023 BBVA’s share capital amounted to €2,860,590,786.20 divided into 5,837,940,380 shares. These decreases have been the result, respectively, of the partial execution of the share capital reduction resolution adopted by the Annual General Shareholders’ Meeting of BBVA held on March 21, 2025, under agenda item three, and of the partial execution of the share capital reduction resolution adopted by the Annual General Shareholders' Meeting of BBVA held on March 15, 2024, under item 3 of the agenda, which were notified through Other Relevant Information notices on December 23, 2025 and on May 24, 2024, respectively (see Note 4).
As of December 31, 2025, 2024 and 2023, the shares were fully subscribed and paid-up, of the same class and series, of €0.49 par value each, and represented through book-entry accounts. All of the Bank´s shares carry the same voting and dividend rights, and no single stockholder enjoys special voting rights. Each and every share is part of the Bank’s capital.
The Bank’s shares are traded on the stock markets of Madrid, Barcelona, Bilbao and Valencia through the Sistema de Interconexión Bursátil Español (Mercado Continuo), as well as on the London and Mexico stock markets. BBVA American Depositary Shares (ADSs) traded on the New York Stock Exchange under the ticker “BBVA”.
Additionally, as of December 31, 2025, the shares of Banco BBVA Peru, S.A., BBVA Banco Provincial, S.A., Banco BBVA Colombia, S.A., Banco BBVA Argentina, S.A., and Garanti BBVA A.S., were listed on their respective local stock markets. Banco BBVA Argentina, S.A. was also quoted in the Latin American market (Latibex) of the Madrid Stock Exchange and, through its American Depositary Shares (ADSs) on the New York Stock Exchange. Also, the Depositary Receipts (“DR”) of Garanti BBVA, A.S. are listed in the London Stock Exchange. BBVA is also currently included, amongst other indexes, in the IBEX 35® Index, which is made up by the 35 most liquid securities traded on the Spanish Market and, technically, it is a price index that is weighted by capitalization and adjusted according to the free float of each company comprised in the index.
As of December 31, 2025, State Street Bank and Trust Company, The Bank of New York Mellon, Chase Nominees and Northern Trust Company, in their capacity as international custodian/depositary banks, held 13.87%, 11.33%, 9.69%, and 3.14% of BBVA ordinary shares, respectively. Of said positions held by the custodian banks, BBVA is not aware of any individual shareholders with direct or indirect holdings greater than or equal to 3% of BBVA ordinary shares outstanding.
On February 5, 2024, BlackRock, Inc. reported to the SEC that it beneficially owned 7.2% of BBVA’s ordinary shares. On August 13, 2025, Capital Research and Management Company reported to the SEC that it indirectly had voting power over 3.1% of BBVA’s ordinary shares.
BBVA is not aware of any direct or indirect interests through which control of the Bank may be exercised. Furthermore, BBVA has not received any information on stockholder agreements, including agreements regulating the exercise of voting rights at its Annual General Shareholders' Meetings or restricting or placing conditions on the free transferability of BBVA shares. No agreement is known to BBVA that could give rise to changes in the control of the Bank.

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
BBVA's Annual General Shareholders' Meeting held on March 18, 2022 resolved, under agenda item four, to confer authority on the Board of Directors of BBVA to increase BBVA's share capital, on one or several occasions, within the legal term of five years to be counted as from the date on which this resolution was adopted, up to the maximum amount corresponding to 50% of BBVA's share capital at the time of this authorization. Likewise, the Annual General Shareholders' Meeting resolved to confer on the Board of Directors authority to exclude shareholders' pre-emptive subscription rights, in whole or in part, within the framework of a specific issue of shares that may be made thereunder.
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
The Extraordinary General Shareholders' Meeting of BBVA held on July 5, 2024 resolved, under item one of the agenda, to authorize an increase in BBVA’s share capital for up to a maximum nominal amount of €551,906,524.05 by issuing and putting into circulation up to 1,126,339,845 ordinary shares with a par value of €0.49 each, of the same class and series, and with the same rights as the outstanding shares at such date, represented in book-entry form, with non-cash contributions for the purposes of covering the consideration of the voluntary tender offer for the acquisition of up to 100% of the shares of Banco de Sabadell, S.A. announced by BBVA.
BBVA's Annual General Shareholders' Meeting held on March 21, 2025 resolved, under item four of the agenda, to renew said agreement for its execution within a period of one (1) year from that date. The voluntary tender offer was terminated on October 16, 2025, after the CNMV published the results thereof and the minimum acceptance condition set by BBVA was not met; therefore, the Bank will not exercise the delegation granted by the Annual General Shareholders' Meeting.
Capital Decrease
BBVA's Annual General Shareholders' Meeting held on March 17, 2023 resolved, under agenda item three, to approve the share capital reduction of BBVA by up to a maximum amount of 10% of the share capital on the date of this resolution, through the redemption of own shares acquired derivatively by BBVA by virtue of the authorization granted by the General Shareholders' Meeting held on March 18, 2022 under item six of the agenda, through any mechanism whose objective or purpose is redemption. Pursuant to the resolution, its implementation period ended on the date of the following Annual General Shareholders' Meeting, being rendered null and void from that date in respect of the amount not executed. The Annual General Shareholders' Meeting conferred authority on the Board of Directors of BBVA, with sub-delegation powers, to totally or partially execute the aforementioned share capital reduction, on one or more occasions, repealing the resolution adopted by the Annual General Shareholders' Meeting held on March 18, 2022, under agenda item seven.

In execution of said resolution, (see Note 4), BBVA has carried out the following share capital reductions:
–On June 2, 2023, BBVA notified the partial execution of the resolution through the reduction of BBVA’s share capital in a nominal amount of €31,675,343.91 and the consequent cancellation, charged to unrestricted reserves, of the 64,643,559 own shares of €0.49 par value each acquired derivatively by the Bank in execution of a share buyback program and which were held as treasury shares.
–On December 19, 2023, BBVA notified the second partial execution of the resolution through the reduction of BBVA’s share capital in a nominal amount of €62,490,986.25 and the consequent cancellation, charged to unrestricted reserves, of the 127,532,625 own shares of €0.49 par value each acquired derivatively by the Bank in execution of a share buyback program and which were held as treasury share.
BBVA's Annual General Shareholders' Meeting held on March 15, 2024 resolved, under agenda item three, to approve the share capital reduction of BBVA by up to a maximum amount of 10% of the share capital on the date of this resolution, through the redemption of own shares acquired derivatively by BBVA by virtue of the authorization granted by the General Shareholders' Meeting held on March 18, 2022 under item six of the agenda, through any mechanism whose objective or purpose is redemption. Pursuant to the resolution, its implementation period will end on the date of the following Annual General Shareholders' Meeting, being rendered null and void from that date in respect of the amount not executed. The Annual General Shareholders' Meeting conferred authority on the Board of Directors of BBVA, with sub-delegation powers, to totally or partially execute the aforementioned share capital reduction, on one or more occasions, repealing the resolution adopted by the Annual General Shareholders' Meeting held on March 17, 2023, under agenda item three, whose executions are described above.
In execution of the resolution of the Annual General Shareholders' Meeting held on March 15, 2024, BBVA has carried out the following share capital reduction (see Note 4):
–On May 24, 2024, BBVA notified the partial execution of the resolution through the reduction of BBVA's share capital in a nominal amount of €36,580,908.35 and the consequent cancellation, charged to unrestricted reserves, of 74,654,915 own shares of €0.49 par value each acquired derivatively by the Bank in execution of a share buyback program and which were held as treasury shares.
The Annual General Shareholders' Meeting of BBVA held on March 21, 2025, in the third item of its agenda, agreed to approve the reduction of BBVA's share capital up to a maximum amount corresponding to 10% of the share capital on the date of the agreement, through the amortization of own shares that have been derivatively acquired by BBVA under the authorization conferred by the General Shareholders' Meeting of BBVA held on March 18, 2022 under its sixth item of the agenda, through any mechanism with the aim of being amortized and whose execution period was determined to be until the date of the next Annual General Shareholders' Meeting, with any unexecuted part remaining without effect as of said date. The Annual General Shareholders' Meeting authorized the Board of Directors, with powers of subdelegation, to execute all or part of the reduction of the share capital, in one or several times, leaving without effect, in its unused part, the resolution adopted by the Annual General Shareholders' Meeting held on March 15, 2024, in the third item of the agenda, whose partial executions have been described above.
In the execution of the Annual General Shareholders' Meeting held on March 21, 2025, BBVA has executed the following share capital reduction (see Note 4):
–On December 23, 2025, BBVA notified the partial execution of the aforementioned resolution through the reduction of BBVA's share capital in a nominal amount of €26,615,214.85 and the consequent cancellation, charged to unrestricted reserves, of 54,316,765 own shares of €0.49 par value each acquired derivatively by the Bank in execution of a share buyback program and which were held as treasury shares.

Convertible and/or exchangeable securities
Note 22.4 introduces the details of the convertible and/or exchangeable securities.
27.Share premium
As of December 31, 2025, the balance under this heading in the consolidated balance sheets was €18,469 million. As of December 31, 2024 and 2023, the balance under this heading was €19,184 million and €19,769 million, respectively (see Note 4).
The amended Spanish Corporation Act expressly permits the use of the share premium balance to increase capital and establishes no specific restrictions as to its use (see Note 26).
28.Retained earnings and other reserves
28.1Breakdown of the balance
The breakdown of the balance under this heading in the consolidated balance sheets is as follows:

RETAINED EARNINGS AND OTHER RESERVES. BREAKDOWN BY CONCEPTS (MILLIONS OF EUROS)

	2025	2024	2023
Legal reserve	559	565	572
Restricted reserve	746	582	561
Voluntary reserves	10,529	6,470	5,478
Total reserves holding company	11,834	7,616	6,612
Consolidation reserves attributed to the Bank and subsidiary consolidated companies	34,715	34,891	31,639
Total	46,550	42,507	38,251
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

28.3Restricted reserves
As of December 31, 2025, 2024 and 2023, the Bank’s restricted reserves are as follows:

RESTRICTED RESERVES. BREAKDOWN BY CONCEPTS (MILLIONS OF EUROS)

	2025	2024	2023
Restricted reserve for retired capital	558	531	495
Restricted reserve for Parent Company shares and loans for those shares	187	49	65
Restricted reserve for redenomination of capital in euros	2	2	2
Total	746	582	561
The restricted reserve for retired capital includes the partial executions of the capital reduction resolutions adopted by BBVA's General Shareholders' Meeting held on March 21, 2025, March 15, 2024 and March 17, 2023, respectively (see Note 26).
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

RETAINED EARNINGS AND OTHER RESERVES. BREAKDOWN BY COMPANY OR CORPORATE GROUP (MILLIONS OF EUROS)

	2025	2024	2023
Retained earnings (losses), revaluation reserves and other reserves
Holding Company	19,311	18,157	15,672
BBVA Mexico Group	19,235	17,209	15,705
Garanti BBVA Group	6,291	6,065	5,857
BBVA Provincial Group	1,803	1,774	1,758
BBVA Colombia Group	1,655	1,639	1,573
BBVA Argentina Group	1,427	1,315	1,474
BBVA Peru Group	1,356	1,245	1,158
Forum Chile Group	672	663	652
BBVA Uruguay Group	215	166	139
Corporación General Financiera, S.A.	494	410	368
BV America, S.L.	474	469	374
BBVA Leasing México, S.A. DE CV	252	221	181
Bilbao Vizcaya Holding, S.A.	140	205	198
Gran Jorge Juan, S.A.	105	83	66
BBVA Technology América S.A.	109	92	87
Anida Operaciones Singulares, S.A.	(5,509)	(5,524)	(5,497)
Tree Inversiones Inmobiliarias, S.A.	(231)	(288)	(357)
Other Real State Spanish Companies ⁽¹⁾	(1,063)	(1,152)	(1,164)
Other	41	(14)	243
Subtotal	46,778	42,734	38,488
Other reserves or accumulated losses of investments in joint ventures and associates
ATOM Holdco Limited	(167)	(169)	(181)
Metrovacesa, S.A.	(120)	(84)	(84)
Other	59	26	28
Subtotal	(228)	(227)	(237)
Total	46,550	42,507	38,251
(1) Includes balances corresponding to Sociedades inmobiliarias CX, Anida Grupo Inmobiliario and Sociedades inmobiliarias Unnim.

For the purpose of allocating the reserves and accumulated losses to the consolidated entities and to the parent company, the transfers of reserves arising from the dividends paid and transactions between these entities are taken into account in the period in which they took place.

29.Treasury shares
In the years ended December 31, 2025, 2024 and 2023 the Group entities performed the following transactions with shares issued by the Bank:

TREASURY SHARES (MILLIONS OF EUROS)

	2025		2024		2023
	Number of Shares	Millions of Euros	Number of Shares	Millions of Euros	Number of Shares	Millions of Euros
Balance at beginning	6,666,856	66	4,386,625	34	5,485,414	29
+ Purchases	126,490,393	1,994	154,564,499	1,528	301,882,728	2,166
- Sales and other changes	(115,548,741)	(1,761)	(152,284,268)	(1,497)	(302,981,517)	(2,161)
Balance at the end	17,608,508	299	6,666,856	66	4,386,625	34
Of which:
Held by BBVA, S.A.	7,496,937	152	410,370	7	—	3
Held by Corporación General Financiera, S.A.	10,111,571	148	6,256,486	59	4,354,004	31
Held by other subsidiaries	—	—	—	—	32,621	—
Average purchase price in Euros	15.77	—	9.89	—	7.18	—
Average selling price in Euros (including other changes)	15.20	—	9.89	—	7.14	—
Net gains or losses on transactions (Shareholders' funds-Reserves)		26		10		1
In 2025, 2024 and 2023 there were transactions included in the share buyback program (see Note 4).
The percentages of treasury shares held by the Group in the years ended December 31, 2025, 2024 and 2023 are as follows:

TREASURY SHARE

	2025			2024			2023
	Min	Max	Closing	Min	Max	Closing	Min	Max	Closing
% treasury share	0.080%	1.146%	0.314%	0.076%	1.513%	0.116%	0.038%	2.214%	0.075%
The number of BBVA shares accepted by the Group in pledge of loans as of December 31, 2025, 2024 and 2023 is as follows:

SHARES OF BBVA ACCEPTED IN PLEDGE

	2025	2024	2023
Number of shares in pledge	5,476,895	13,308,677	17,492,194
Nominal value (in Euros)	0.49	0.49	0.49
% of share capital	0.10%	0.23%	0.29%
The number of BBVA shares owned by third parties but under management of a company within the Group as of December 31, 2025, 2024 and 2023 is as follows:

SHARES OF BBVA OWNED BY THIRD PARTIES BUT MANAGED BY THE GROUP

	2025	2024	2023
Number of shares owned by third parties	11,752,103	11,834,596	13,258,994
Nominal value (in Euros)	0.49	0.49	0.49
% of share capital	0.21%	0.21%	0.23%

30.Accumulated other comprehensive income (loss)
The breakdown of the balance under this heading in the consolidated balance sheets is as follows:

ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS). BREAKDOWN BY CONCEPTS (MILLIONS OF EUROS)

	Notes	2025	2024	2023
Items that will not be reclassified to profit or loss		(2,505)	(1,988)	(2,105)
Actuarial gains (losses) on defined benefit pension plans		(1,396)	(1,067)	(1,049)
Fair value changes of equity instruments measured at fair value through other comprehensive income	13.4	(983)	(905)	(1,112)
Fair value changes of financial liabilities at fair value through profit or loss attributable to changes in their credit risk		(127)	(17)	55
Items that may be reclassified to profit or loss		(16,366)	(15,232)	(14,148)
Hedge of net investments in foreign operations (effective portion)		(3,117)	(2,329)	(2,498)
Mexican peso		(3,454)	(2,697)	(3,147)
Turkish lira		368	394	670
Other exchanges		(31)	(25)	(21)
Foreign currency translation		(13,340)	(12,702)	(11,419)
Mexican peso		(3,139)	(3,644)	(640)
Turkish lira		(6,625)	(5,835)	(6,908)
Argentine peso		(832)	(555)	(1,296)
Venezuelan bolivar		(1,910)	(1,865)	(1,865)
Other exchanges		(834)	(803)	(711)
Hedging derivatives. Cash flow hedges (effective portion)		311	370	133
Fair value changes of debt instruments measured at fair value through other comprehensive income	13.4	(209)	(576)	(357)
Hedging instruments (non-designated items)		(4)	—	—
Share of other recognized income and expense of investments in joint ventures and associates		(7)	5	(8)
Total		(18,871)	(17,220)	(16,254)
The balances recognized under these headings are presented net of tax.
The main changes in 2025 are explained by the depreciation against the euro of some of the currencies of the main geographical areas where the Group operates against the euro, mainly the Turkish lira (27%) and the Argentine peso (37%), and the application of IAS 29 "Financial Reporting in Hyperinflationary Economies" in Turkey and Argentina (see Note 2.2.18).
31.Minority interests (non-controlling interests)
The breakdown by groups of consolidated entities of the balance under the heading “Minority interests (non-controlling interests)” of total equity in the consolidated balance sheets is as follows:

MINORITY INTERESTS (NON-CONTROLLING INTERESTS). BREAKDOWN BY SUBGROUPS (MILLIONS OF EUROS)

	2025	2024	2023
Garanti BBVA	1,315	1,351	1,129
BBVA Peru	2,004	1,779	1,586
BBVA Argentina	729	843	544
BBVA Colombia	53	60	82
BBVA Venezuela	133	134	108
Other entities	206	191	115
Total	4,441	4,359	3,564

These amounts are broken down by groups of consolidated entities under the heading “Attributable to minority interests (non-controlling interests)” in the consolidated income statements:

PROFIT ATTRIBUTABLE TO MINORITY INTERESTS (NON-CONTROLLING INTERESTS). BREAKDOWN BY SUBGROUPS (MILLIONS OF EUROS)

	2025	2024	2023
Garanti BBVA	154	116	95
BBVA Peru	335	260	236
BBVA Argentina	70	105	59
BBVA Colombia	3	(1)	(16)
BBVA Venezuela	44	32	24
Other entities	9	9	(1)
Total	615	521	397
Dividends distributed to minority interests of the Group during the year 2025 related to: BBVA Peru Group €127 million, Garanti BBVA Group €88 million, BBVA Argentina Group €27 million and other Group entities €12 million.
32.Capital base and capital management
32.1Capital base
The entry into force of Regulation (EU) 2024/1623 (commonly referred to as ‘CRR3’) on January 1, 2025 brought about substantial changes in the calculation of minimum capital requirements. The impact of these changes on the Group's CET1 ratio was not significant at that date.
As of December 31, 2025, 2024 and 2023, own funds are calculated in accordance with the applicable regulation of each year on minimum capital requirements for Spanish credit institutions –both as individual entities and as consolidated group– that establish how to calculate them, as well as the various required internal capital adequacy assessment processes and the information required to be disclosed to the market.
The CET1 fully loaded ratio of the BBVA Group stood at 12.70% at the end of December 2025, which allowed it to maintain a management buffer over the Group's CET 1 requirement (9.29%3) and over the Group's target management range of between 11.5 - 12% of CET 1. With regard to the minimum total capital requirements applicable to the Group as of December 31, 2025, these amount to 13.44%3.
Following the latest decision of the SREP (Supervisory Review and Evaluation Process), which came into force on January 1, 2026, the ECB has notified the Group that the Pillar 2 requirement is maintained at 1.62% (of which 0.96% at least should be covered by CET1). In addition, the Bank of Spain has reduced the D-SIB (Domestic Systemically Important Banks) buffer requirement to 0.75% which the Group must maintain since January 1, 2026, 0.25% less than that in force on December 31, 2025. Therefore, BBVA must maintain a CET1 capital ratio of 8.98%3 and a total capital ratio of 13.13%3 at a consolidated level.
3 Considering the latest official updates to the countercyclical capital buffer and the buffer against systemic risks, applied on the basis of exposure as of September 30, 2025, and incorporating the increase in the percentage of the countercyclical capital buffer applicable to exposures located in Spain approved by the Bank of Spain and published on October 1, 2025, applied on said exposure basis.

A reconciliation of the main figures between the accounting and regulatory own funds as of December 31, 2025, 2024 and 2023 is shown below:

ELIGIBLE CAPITAL RESOURCES (MILLIONS OF EUROS)

	Notes	2025	2024	2023
Capital	26	2,797	2,824	2,861
Share premium	27	18,469	19,184	19,769
Retained earnings, revaluation reserves and other reserves	28	46,550	42,507	38,251
Other equity instruments, net		40	40	40
Treasury shares	29	(299)	(66)	(34)
Profit (loss) attributable to the parent company	5	10,511	10,054	8,019
Interim dividend		(1,840)	(1,668)	(951)
Total equity		76,228	72,875	67,955
Accumulated other comprehensive income (loss)	30	(18,871)	(17,220)	(16,254)
Minority interests	31	4,441	4,359	3,564
Shareholders' equity		61,798	60,014	55,265
Goodwill and other intangible assets		(1,691)	(1,553)	(1,421)
Equity not eligible at solvency level		(231)	(185)	(137)
Other adjustments and deductions ⁽¹⁾		(9,430)	(7,476)	(7,591)
Common Equity Tier 1 (CET 1)		50,446	50,799	46,116
Additional Tier 1		5,488	6,023	6,033
Tier 2		12,431	9,858	8,182
Total Capital (Total Capital = Tier 1 + Tier 2)		68,365	66,680	60,332
Total Minimum equity required ⁽²⁾		53,403	52,427	47,455
(1) Other adjustments and deductions include, among others, the adjustment for non-computable minority interests, the amount of dividends pending distribution and, in 2025, the amount corresponding to the maximum limit authorized by the ECB for the repurchase of BBVA's own shares (excluding the amount corresponding to the shares already acquired as of December 31, 2025).
(2) Calculated based on total minimum capital requirements applicable in each period.

The Group’s eligible own funds and risk-weighted assets (RWAs) in accordance with the aforementioned applicable regulation as of December 31, 2025, 2024 and 2023 are shown below:

AMOUNT OF CAPITAL CC1 (MILLIONS OF EUROS)

	2025	2024	2023
Capital and share premium	21,266	22,008	22,629
Retained earnings and equity instruments ⁽¹⁾	42,657	39,652	34,889
Other accumulated income and other reserves	(17,459)	(14,334)	(12,872)
Minority interests	2,762	2,343	1,864
Net attributable profit ⁽²⁾	5,244	5,013	4,759
Common Equity Tier I (CET1) before other regulatory adjustments	54,471	54,681	51,269
Goodwill and intangible assets	(1,691)	(1,553)	(1,421)
Direct, indirect and synthetic holdings in own Common Equity Tier I instruments	(390)	(243)	(331)
Deferred tax assets	(815)	(844)	(988)
Other deductions and filters ⁽[3]⁾	(1,129)	(1,242)	(2,412)
Total common equity Tier 1 regulatory adjustments	(4,024)	(3,882)	(5,153)
Common equity TIER 1 (CET1)	50,446	50,799	46,116
Capital instruments and share premium accounts classified as liabilities and qualifying as Additional Tier I	5,303	5,638	5,715
Qualifying Tier 1 capital included in consolidated AT1 capital issued by subsidiaries and held by third parties	185	386	319
Additional Tier 1 (AT 1) before regulatory adjustments	5,488	6,023	6,033
Transitional Tier 1 adjustments	—	—	—
Total regulatory adjustments to additional Tier 1	—	—	—
Additional Tier 1 (AT1)	5,488	6,023	6,033
Tier 1 (Common equity TIER 1 + additional TIER 1)	55,934	56,822	52,150
Capital instruments and share premium accounted as Tier 2	6,239	5,629	5,214
Qualifying Tier 2 capital included in consolidated T2 capital issued by subsidiaries and held by third parties	6,022	4,192	2,890
Credit risk adjustments	180	47	88
Tier 2 before regulatory adjustments	12,441	9,868	8,192
Tier 2 regulatory adjustments	(10)	(10)	(10)
Tier 2	12,431	9,858	8,182
Total capital (Total capital = Tier 1 + Tier 2)	68,365	66,680	60,332
Total RWA	397,241	394,468	363,915
CET 1 ratio	12.70%	12.88%	12.67%
Tier 1 ratio	14.08%	14.40%	14.33%
Total capital ratio	17.21%	16.90%	16.58%
(1) It includes the amount of the share buyback program not recognized for accounting purposes.
(2) As of December 31, 2025, the expected total shareholder remuneration corresponding to the year 2025, subject to approval by the General Shareholders' Meeting, is deducted. As of December 31, 2024, the total shareholder remuneration corresponding to the year 2024, approved by the General Shareholders' Meeting, is deducted. As of December 31, 2023, the cash amount is deducted from the total shareholder remuneration corresponding to 2023, approved by the General Shareholders' Meeting.
(3) As of December 31, 2023, the amount of the share buyback program for the year 2023, considered as a dividend approved by the General Shareholders' Meetings, was deducted.
The BBVA Group's earnings has contributed to achieving a consolidated CET1 ratio of 12.70% as of December 31, 2025, which allows it to maintain a management buffer over the Group's CET1 requirement as of that date (9.29%4), which is also above the Group's target management range of 11.5 - 12.0% CET1.
The CET1 ratio decreased by 18 basis points, mainly due to: (i) the impact of -105 basis points from the share buyback program (SBB) announced in December 2025; (ii) the growth in risk-weighted assets (RWA) derived from the organic growth of the business in constant terms (which drained the ratio by 152 basis points) mainly as a result of the increase in the loan portfolio, partially offset by the significant risk transfer (SRT) transactions, including securitizations and sales of loan portfolios, and, to a lesser extent, debt securities and; (iii) the depreciation of the Turkish lira and, to a lesser extent, the Mexican peso against the euro affected the year-on-year decrease of the CET1 ratio.
4 Considering the latest official updates to the countercyclical capital buffer and the buffer against systemic risks, applied on the basis of exposure as of September 30, 2025, and incorporating the increase in the percentage of the countercyclical capital buffer applicable to exposures located in Spain approved by the Bank of Spain and published on October 1, 2025, applied on said exposure basis.

The decrease was partially offset by (i) the generation of earnings in the year (265 basis points) which, net of shareholder remuneration and payment of convertible contingent instrument coupons (CoCos), generated a positive contribution of 122 basis points; (ii) other elements (61 basis points), which include the attributable prudential minority interests and the positive impact in Other Comprehensive Income (OCI) equivalent to the net monetary position loss resulting from hyperinflationary economies recorded in financial assets at fair value through other comprehensive income (corresponding to assets classified as Held to Collect and Sell (HTC&S)); (iii) the depreciation of the U.S. dollar against the euro; and (iv) the regulatory impacts which generated a positive contribution of 56 basis points, mainly due to the change in the calculation model for certain portfolios in Mexico and Spain to the standardized approach. Such change in the calculation model which led to the development by the Group of a holistic model strategy aimed at assessing the adequacy, scope, and sustainability of internal credit risk models, resulted in a partial reversion from the Advanced IRB approach to the Foundation IRB approach or to the standardized approach (subject to prior approval by the ECB).
Consolidated Additional Tier 1 (AT1) capital fully loaded stood at 1.38% as of December 31, 2025, 15 basis points lower compared to 2024. In January 2025, BBVA, S.A. issued contingent convertible instruments (CoCos) for USD 1.0 billion, and it made a further issuance in November 2025 for €1.0 billion. On the other hand, in March 2025, BBVA redeemed an issuance of contingent convertible instruments of USD 1.0 billion. Additionally, in December 2025, the redemption of another issuance of contingent convertible instruments of €1.0 billion was announced, which took place in January 2026.
The Tier 2 fully stood at 3.13% as of December 31, 2025, which represents an increase of 63 basis points compared to 2024, mainly due to the issuance of a subordinated bond in Spain (€1.0 billion) in February 2025, the issuance in Mexico of subordinated debt for an amount of USD 1.0 billion in February 2025, and the issuances in July and October 2025 of USD 500 million and USD 700 million, respectively, of subordinated debt in Turkey.
As a result of the above, the total capital ratio stood at 17.21% as of December 31, 2025.
With regard to MREL (Minimum Requirement for own funds and Eligible Liabilities) BBVA, as an MPE5, has sub-consolidated requirements, based on its resolution group6.
On June 12, 2025 the Group made public that it had received a communication from the Bank of Spain regarding its MREL requirement, established by the Single Resolution Board (“SRB”). According to this communication, BBVA must maintain, as from June 12, 2025, an MREL in RWA of 23.13%7, not taking into account the current8 combined buffer requirement (CBR) of 3.97%. In addition, BBVA must keep, also as from June 12, 2025, a volume of own funds and eligible liabilities in terms of total exposure considered for purposes of calculating the leverage ratio of 8.59% (the “MREL in LR”)9.
With respect to the MREL ratios achieved as of December 31, 2025, these were 28.89% and 10.21%, respectively for MREL in RWA and MREL in LR, reaching the subordinated ratios of both 24.67% and 8.72%, respectively.
Given the structure of the resolution group's own funds and eligible liabilities, as of December 31, 2025, the Group meets the aforementioned requirements.
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
7 The subordination requirement in RWA is 13.50%.
8 Considering the latest official updates of the countercyclical capital buffer and the buffer against systemic risks, applied on the basis of exposure as of September 30, 2025, and incorporating the increase in the percentage of the countercyclical capital buffer applicable to exposures located in Spain approved by the Bank of Spain and published on October 1, 2025, applied on said exposure basis. .
9 The subordination requirement in LR is 5.66%.

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
Breakdown of leverage ratio as of December 31, 2025, 2024 and 2023, calculated according to CCR, is as follows:

LEVERAGE RATIO

	2025	2024	2023
Tier 1 (millions of Euros) (a)	55,934	56,822	52,150
Exposure to leverage ratio (millions of Euros) (b)	908,869	834,488	797,888
Leverage ratio (a)/(b) (percentage)	6.15%	6.81%	6.54%
32.3Capital management
The aim of capital management within BBVA and the Group is to ensure that both BBVA and the Group have the necessary capital at any given time to develop the corporate strategy reflected in the Strategic Plan, in line with the risk profile set out in the Group Risk Appetite Framework (RAF).
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
33.Commitments and guarantees given
The breakdown of the off-balance sheet exposures is as follows:

COMMITMENTS AND GUARANTEES GIVEN (MILLIONS OF EUROS)

	Notes	2025	2024	2023
Loan commitments given	7.2.2	227,554	188,515	152,868
Of which: impaired		179	160	165
Central banks		—	254	—
General governments		3,886	3,247	3,115
Credit institutions		18,223	13,441	15,595
Other financial corporations		14,295	8,656	7,063
Non-financial corporations		92,124	82,891	71,303
Households		99,026	80,026	55,791
Financial guarantees given	7.2.2	24,865	22,503	18,839
Of which: impaired (1)		138	192	229
Central banks		—	—	—
General governments		147	183	74
Credit institutions		774	636	978
Other financial corporations		3,204	2,843	2,177
Non-financial corporations		20,512	18,724	15,460
Households		228	116	150
Other commitments given	7.2.2	60,159	51,215	42,577
Of which: impaired (1)		359	439	636
Central banks		—	—	—
General governments		368	354	327
Credit institutions		7,265	6,447	3,607
Other financial corporations		4,043	3,256	1,837
Non-financial corporations		48,291	41,005	36,681
Households		192	153	125
Total	7.2.2	312,578	262,233	214,283
(1) Non-performing financial guarantees given amounted to €497 million, €631 million and €865 million, respectively, as of December 31, 2025, 2024 and 2023.

As of December 31, 2025 and 2024, the provisions for loan commitments, financial guarantees and other commitments given, recorded in the consolidated balance sheet amounted to €482 million, €110 million and €133 million, and €372 million, €140 million and €155 million, respectively (see Note 24).
Since a significant portion of the amounts above will expire without any payment being made by the consolidated entities, the aggregate balance of these commitments cannot be considered to be the actual future requirement for financing or liquidity to be provided by the BBVA Group to third parties.
In the years 2025, 2024 and 2023, no issuance of debt securities carried out by associates of the BBVA Group, joint venture entities or non-Group entities have been guaranteed.
34.Other contingent assets and liabilities
As of December 31, 2025, 2024 and 2023 there were no other material contingent assets or liabilities other than those disclosed in the Consolidated Financial Statements or those referred to in these Notes.
35.Purchase and sale commitments and future payment obligations
The purchase and sale commitments of the BBVA Group are disclosed in Notes 10, 14 and 22.
Future payment obligations mainly correspond to leases payable derived from operating lease contracts, as detailed in Note 22.5, and estimated employee benefit payments, as detailed in Note 25.1.3.
36.Transactions on behalf of third parties
The details of the relevant transactions on behalf of third parties are as follows:

TRANSACTIONS ON BEHALF OF THIRD PARTIES. BREAKDOWN BY CONCEPTS (MILLIONS OF EUROS)

	2025	2024	2023
Financial instruments entrusted to BBVA by third parties	572,336	496,082	430,377
Conditional bills and other securities received for collection	14,536	13,460	12,125
Securities lending	6,065	5,700	6,397
Total	592,938	515,241	448,899
37.Net interest income

37.1Interest and other income
The breakdown of the interest and other income recognized in the consolidated income statement is as follows:

INTEREST AND OTHER INCOME. BREAKDOWN BY ORIGIN (MILLIONS OF EUROS)

	2025	2024	2023
Financial assets at fair value through profit or loss	5,299	6,243	5,497
Financial assets at fair value through other comprehensive income	3,342	4,108	3,505
Financial assets at amortized cost ⁽¹⁾	48,695	50,393	38,545
Adjustments of income as a result of hedging transactions	777	701	72
Other income	233	214	231
Total	58,345	61,659	47,850
Of which: Insurance activity	1,432	1,448	1,052
(1) Includes interest on demand deposits at central banks and credit institutions.

The amounts recognized in consolidated equity in connection with hedging derivatives for the years ended December 31, 2025, 2024 and 2023 and the amounts derecognized from the consolidated equity and taken to the consolidated income statements during those years are included in the “Consolidated statements of recognized income and expense”.
37.2Interest expense
The breakdown of the balance under this heading in the consolidated income statements is as follows:

INTEREST EXPENSE. BREAKDOWN BY ORIGIN (MILLIONS OF EUROS)

	2025	2024	2023
Financial liabilities at fair value through profit or loss	4,392	5,633	3,979
Financial liabilities at amortized cost	26,182	28,506	19,276
Adjustments of expense as a result of hedging transactions	388	1,097	809
Cost attributable to pension funds	234	228	174
Other expense	869	929	523
Total	32,065	36,392	24,761
Of which: Insurance activity	979	1,016	633
38.Dividend income
The balances for this heading in the consolidated income statements correspond to dividends on shares and equity instruments other than those from shares in entities accounted for using the equity method (see Note 39), as shown in the breakdown below:

DIVIDEND INCOME (MILLIONS OF EUROS)

	2025	2024	2023
Non-trading financial assets mandatorily at fair value through profit or loss	10	10	11
Financial assets at fair value through other comprehensive income ⁽¹⁾	113	109	107
Total	123	120	118
(1) Dividend income corresponds mainly to investments held at the end of the year.
39.Share of profit or loss of entities accounted for using the equity method
Results from “Share of profit or loss of entities accounted for using the equity method” resulted in a positive impact of €62 million for the year ended December 31, 2025, compared with the positive impact of €40 million and the positive impact of €26 million recorded for the years ended December 31, 2024 and 2023, respectively (see Note 16.1).

40.Fee and commission income and expense
The breakdown of the balance under these headings in the consolidated income statements is as follows:

FEE AND COMMISSION INCOME. BREAKDOWN BY ORIGIN (MILLIONS OF EUROS)

	2025	2024	2023
Bills receivables	19	21	24
Demand accounts	298	300	300
Credit and debit cards and POS ⁽[1]⁾	7,308	7,106	4,665
Checks	134	166	175
Transfers and other payment orders	970	961	862
Insurance product commissions	524	461	384
Loan commitments given	371	322	307
Other commitments and financial guarantees given	548	530	471
Asset management	1,845	1,685	1,407
Securities fees	401	360	345
Custody securities	219	221	207
Other fees and commissions	1,105	902	751
Total	13,743	13,036	9,899
(1) Points of Sale.
The breakdown of fee and commission expense under this heading in the consolidated income statements is as follows:

FEE AND COMMISSION EXPENSE. BREAKDOWN BY ORIGIN (MILLIONS OF EUROS)

	2025	2024	2023
Demand accounts	9	7	6
Credit and debit cards and POS ⁽[1]⁾	3,654	3,534	2,337
Transfers and other payment orders	192	153	156
Commissions for selling insurance	44	47	40
Custody securities	96	101	111
Other fees and commissions	1,533	1,206	961
Total	5,528	5,048	3,611
(1) Points of Sale.

41.Gains (losses) on financial assets and liabilities, hedge accounting and exchange differences, net
The breakdown of the balance under this heading, by source of the related items, in the consolidated income statements is as follows:

GAINS (LOSSES) ON FINANCIAL ASSETS AND LIABILITIES, HEDGE ACCOUNTING AND EXCHANGE DIFFERENCES, NET (MILLIONS OF EUROS)

	2025	2024	2023
Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net	423	327	76
Financial assets at amortized cost	24	20	41
Other financial assets and liabilities	398	307	35
Gains (losses) on financial assets and liabilities held for trading, net	2,255	2,458	1,352
Reclassification of financial assets from fair value through other comprehensive income	—	—	—
Reclassification of financial assets from amortized cost	—	—	—
Other gains (losses)	2,255	2,458	1,352
Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net	236	179	337
Reclassification of financial assets from fair value through other comprehensive income	—	—	—
Reclassification of financial assets from amortized cost	—	—	—
Other gains (losses)	236	179	337
Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net	28	249	96
Gains (losses) from hedge accounting, net	(1)	5	(17)
Subtotal gains (losses) on financial assets and liabilities and hedge accounting	2,941	3,218	1,844
Exchange differences, net	(285)	695	339
Total	2,656	3,913	2,183
The breakdown of the balance (excluding exchange rate differences) under this heading in the consolidated income statements by the nature of the financial instrument is as follows:

GAINS (LOSSES) ON FINANCIAL ASSETS AND LIABILITIES AND HEDGE ACCOUNTING. BREAKDOWN BY NATURE OF THE FINANCIAL INSTRUMENT (MILLIONS OF EUROS)

	2025	2024	2023
Debt instruments	430	841	799
Equity instruments	1,817	553	669
Trading derivatives and hedge accounting	(695)	181	(812)
Loans and advances to customers	(30)	236	165
Customer deposits	(21)	(81)	(95)
Other	1,439	1,488	1,118
Total	2,941	3,218	1,844

The breakdown of the balance of the impact of the derivatives (trading and hedging) under this heading in the consolidated income statements is as follows:

DERIVATIVES - HEDGE ACCOUNTING (MILLIONS OF EUROS)

	Notes	2025	2024	2023
Derivatives
Interest rate agreements		(505)	(21)	427
Securities agreements		(1,001)	236	(402)
Credit derivative agreements		(44)	(123)	(56)
Foreign-exchange agreements		775	(15)	(431)
Commodity and other agreements		81	99	(332)
Subtotal		(694)	176	(795)
Hedging derivatives ineffectiveness
Fair value hedges	15	—	8	(10)
Hedging derivative		329	(512)	(114)
Hedged item		(328)	520	103
Cash flow hedges	15	(2)	(3)	(7)
Subtotal		(1)	5	(17)
Total		(695)	181	(812)

42.Other operating income and expense
The breakdown of the balance under the heading “Other operating income” in the consolidated income statements is as follows:

OTHER OPERATING INCOME (MILLIONS OF EUROS)

	2025	2024	2023
Gains from sales of non-financial services	373	354	347
Other operating income	316	269	272
Total	688	623	619
The breakdown of the balance under the heading “Other operating expense” in the consolidated income statements is as follows:

OTHER OPERATING EXPENSE (MILLIONS OF EUROS)

	2025	2024	2023
Change in inventories	149	165	151
Contributions to guaranteed banks deposits funds ⁽¹⁾	656	636	1,017
Hyperinflation adjustment ⁽²⁾	742	1,775	2,007
Other operating expense ⁽³⁾	1,066	1,374	867
Total	2,614	3,951	4,042
(1) In 2025 and 2024, no contributions were made to the European Single Resolution Fund (SRF) since the constitution phase of the fund has been completed. Likewise, the Deposits Guarantee Fund of Credit Institutions in Spain reached in 2023 the minimum coverage level established by the European Regulation with respect to covered deposits, so no additional contributions were necessary for this purpose during 2025 and 2024.
(2) For the years ended December 31, 2025, 2024 and 2023 it includes €356 million, €1,419 million and €1,062 million related to Argentina; €204 million, €348 million and €916 million related to Turkey; and €183 million, €9 million and €28 million related to Venezuela, respectively (see Note 2.2.18).
(3) For the year ended December 2024 and 2023, it includes €285 million and €215 million, respectively, corresponding to the total annual amount disbursed under the temporary tax on credit institutions and financial credit establishments, according to Law 38/2022 of December 27, 2022.

43.Income and expense from insurance and reinsurance contracts
The balances of the headings “Income and expense from insurance and reinsurance contracts” in the consolidated income statements stem from the insurance activity and include the following:

INCOME AND EXPENSE FROM INSURANCE AND REINSURANCE CONTRACTS (MILLIONS OF EUROS)

	2025	2024	2023
Income from insurance and reinsurance contracts	3,890	3,720	3,081
Expense from insurance and reinsurance contracts	(2,370)	(2,238)	(1,821)
Total	1,520	1,482	1,261
The table below shows the contribution of each insurance product to the Group´s income for the years ended December 31, 2025, 2024 and 2023:

NET INCOME BY TYPE OF PRODUCT (MILLIONS OF EUROS)

	2025	2024	2023
Life insurance	683	752	617
Individual	513	656	590
Group insurance	170	96	27
Non-Life insurance	837	730	643
Home insurance	—	—	—
Other non-life insurance products	837	730	643
Total	1,520	1,482	1,261

44.Administration costs
44.1Personnel expense
The breakdown of the balance under this heading in the consolidated income statements is as follows:

PERSONNEL EXPENSE (MILLIONS OF EUROS)

	Notes	2025	2024	2023
Wages and salaries		6,088	5,937	5,068
Social security costs		1,070	1,007	834
Defined contribution plan expense	25	152	158	139
Defined benefit plan expense	25	43	51	49
Other personnel expense		420	506	440
Total		7,773	7,659	6,530

44.1.1 Share-based employee remuneration
The amounts recognized under the heading “Administration costs - Personnel expense - Other personnel expense” in the consolidated income statements for the year ended December 31, 2025, 2024 and 2023, corresponding to the remuneration plans based on equity instruments in each year, amounted to €25 million, €23 million and €24 million, respectively. These amounts have been recognized with a corresponding entry under the heading “Shareholders’ funds - Other equity” in the consolidated balance sheets, net of tax effect.
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
In 2025, this remuneration scheme is reflected in the following remuneration policies:
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
–In this regard, the General Shareholders’ Meeting of BBVA held on March 21, 2025 resolved to increase this limit to a maximum level of 200% of the fixed component of the total remuneration for a given number of the Identified Staff members, in the terms indicated in the report issued for this purpose by the Board of Directors dated February 11, 2025.
The delivery of shares in 2025 to the members of the Identified Staff is derived from the settlement of the Annual Variable Remuneration for 2024 and deferred variable remuneration from previous years, which are subject to the vesting and payment rules established in the remuneration policies applicable in the year to which they correspond.
According to the remuneration policy applicable in 2024, during 2025 a total amount of 2,383,411 BBVA shares or instruments linked to BBVA shares, corresponding, mostly, to the Upfront Portion of 2024 Annual Variable Remuneration of the Identified Staff, which includes executive directors and other members of BBVA's Senior Management, as well as to other variable components of remuneration, were delivered.
Additionally, according to the remuneration policy applicable in 2019, during 2025 a total amount of 220,803 BBVA shares, corresponding mostly to the third and last payment of the Deferred Portion of 2019 Annual Variable Remuneration of the Identified Staff, which includes executive directors and other members of BBVA's Senior Management, as well as to other variable components of remuneration, were delivered.
Likewise, according to the remuneration policy applicable in 2020, during 2025 a total amount of 14,340 BBVA shares were delivered, corresponding to other variable components of remuneration. In 2020, the executive directors and other members of BBVA's Senior Management, as a gesture of responsibility and commitment in response to the exceptional circumstances arising from the COVID-19 crisis, waived their entire 2020 Annual Variable Remuneration.
In accordance with the remuneration policy applicable in 2021, during 2025 a total of 744,077 BBVA shares were delivered, the majority corresponding to the third payment of the Deferred Portion of 2021 Annual Variable Remuneration of the Identified Staff, which includes executive directors and other members of BBVA's Senior Management, as well as to other variable components of remuneration.
According to the remuneration policy applicable in 2022, during 2025 a total amount of 728,081 BBVA shares were delivered, corresponding, mainly, to the second payment of the Deferred Portion of 2022 Annual Variable Remuneration of the Identified Staff, among which executive directors and the rest of the members of BBVA's Senior Management are included, as well as to other variable components of remuneration.
Finally, In accordance with the remuneration policy applicable in 2023, during 2025 a total of 577,686 BBVA shares were delivered, the majority corresponding to the first payment of the Deferred Portion of 2023 Annual Variable Remuneration of the Identified Staff, which includes executive directors and other members of BBVA's Senior Management, as well as to other variable components of remuneration.

Detailed information on the delivery of shares to executive directors and the rest of the members of BBVA's Senior Management who held this position as of December 31, 2025, is included in Note 54.
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
According to this remuneration scheme, during financial year 2025 a total of 7,376 BBVA shares corresponding to the upfront portion of 2024 annual variable remuneration were delivered to the staff of BBVA Brazil Banco de Investimento.
Additionally, during 2025 a total of 1,463 BBVA shares corresponding to the first third of the deferred portion of 2023 annual variable remuneration were delivered as well as a total of €1,053 as adjustments for updates, a total of 1,832 BBVA shares corresponding to the second third of the deferred portion of 2022 annual variable remuneration and €2,230 as adjustments for updates, and a total of 1,624 BBVA shares corresponding to the last third of the deferred portion of 2021 annual variable remuneration and €2,579 as adjustments for updates.
With regard to the BBVA IFIC group, it should be noted that the exception provided for in the remuneration policy for said year corresponding to payment in shares has been applied to the annual variable remuneration for the year 2024 of some members of this group, in line with the provisions of the regulations in force. For this reason in 2025 just 2,659 BBVA shares have been delivered to BBVA IFIC identified members corresponding to 2024 variable remuneration.
Additionally, during 2025 a total of 326 BBVA shares corresponding to the first third of the deferred portion of 2023 annual variable remuneration and a total of 3,218 BBVA shares corresponding to the last third of the deferred portion of 2021 annual variable remuneration were delivered to this group.
44.2Other administrative expense
The breakdown of the balance under this heading in the consolidated income statements is as follows:

OTHER ADMINISTRATIVE EXPENSE. BREAKDOWN BY MAIN CONCEPTS (MILLIONS OF EUROS)

	2025	2024	2023
Technology and systems	1,778	1,732	1,512
Communications	247	261	219
Advertising	564	441	349
Property, fixtures and materials	561	577	520
Taxes other than income tax ⁽¹⁾	322	481	451
Surveillance and cash courier services	244	255	234
Other expense	1,323	1,253	1,090
Total	5,038	5,001	4,375
(1) The year-on-year variation is mainly explained by the recognition of a lower expense corresponding to the value added tax in BBVA, S.A., during the first half of 2025 as a result of the upward re-estimation of its pro-rata portion applied both to previous years and to financial year 2025 (see Note 19).

45.Depreciation and amortization
The breakdown of the balance under this heading in the consolidated income statements for the years ended December 31, 2025, 2024 and 2023 is as follows:

DEPRECIATION AND AMORTIZATION (MILLIONS OF EUROS)

	Notes	2025	2024	2023
Tangible assets	17	946	972	867
For own use		607	623	547
Right-of-use assets		335	343	317
Investment properties and other		4	5	3
Intangible assets	18.2	575	561	536
Total		1,521	1,533	1,403
46.Provisions or reversal of provisions
For the years ended December 31, 2025, 2024 and 2023, the net provisions recognized in this income statement line item were as follows:

PROVISIONS OR REVERSAL OF PROVISIONS (MILLIONS OF EUROS)

	Notes	2025	2024	2023
Pensions and other post-employment defined benefit obligations	23	2	3	31
Commitments and guarantees given		112	(84)	76
Pending legal issues and tax litigation		213	191	171
Other provisions		46	88	95
Total		373	198	373

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

	Notes	2025	2024	2023
Financial assets at fair value through other comprehensive income - Debt securities		(28)	58	42
Financial assets at amortized cost		6,101	5,687	4,386
Of which: recovery of written-off assets by cash collection	7.2.5	(396)	(403)	(369)
Total		6,073	5,745	4,428

48.Impairment or reversal of impairment of investments in joint ventures and associates
The heading “Impairment or reversal of the impairment of investments in joint ventures or associates" included a net reversal of impairment of €32 million in the year ended December 31, 2025. This heading included a net impairment of €63 million for the year ended December 31, 2024, and it included a net reversal of impairment of €42 million for the year ended December 31, 2023 (see Note 16.3).
49.Impairment or reversal of impairment of non-financial assets
The impairment losses on non-financial assets broken down by the nature of those assets in the consolidated income statements are as follows:

IMPAIRMENT OR REVERSAL OF IMPAIRMENT ON NON-FINANCIAL ASSETS (MILLIONS OF EUROS)

	Notes	2025	2024	2023
Tangible assets	17	(5)	(29)	16
Intangible assets		14	15	26
Others		3	13	12
Total		13	(1)	54
50.Gains (losses) from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations
The main items included in the balance under this heading in the consolidated income statements are as follows:

GAINS (LOSSES) FROM NON-CURRENT ASSETS AND DISPOSAL GROUPS CLASSIFIED AS HELD FOR SALE NOT QUALIFYING AS DISCONTINUED OPERATIONS (MILLIONS OF EUROS)

	Notes	2025	2024	2023
Gains on sale of real estate		54	66	64
Impairment of non-current assets held for sale	21	(36)	(83)	(42)
Gains (losses) on sale of investments classified as non-current assets held for sale		—	—	—
Gains on sale of equity instruments classified as non-current assets held for sale		—	—	—
Total		18	(17)	22

51.Consolidated statements of cash flows
The variation between 2025, 2024 and 2023 of the financial liabilities from financing activities is the following:

LIABILITIES FROM FINANCING ACTIVITIES (MILLIONS OF EUROS)

	Liabilities at amortized cost: Debt certificates			Of which: Issuances of subordinated liabilities (1)
	2025	2024	2023	2025	2024	2023
Balance at the beginning	69,867	68,707	55,429	19,556	15,832	12,485
Cash flows	15,120	627	13,283	2,738	3,303	3,388
Non-cash changes	(3,145)	532	(5)	(1,345)	421	(40)
Acquisition	—	—	—	—	—	—
Disposal	—	—	—	—	—	—
Disposals by companies held for sale	—	—	—	—	—	—
Fair value changes	—	—	—	—	—	—
Foreign exchange movement and others	(3,145)	532	(5)	(1,345)	421	(40)
Balance at the end	81,842	69,867	68,707	20,949	19,556	15,832
(1) There were €104 million, €56 million and €35 million of subordinated deposits as of December 31, 2025, 2024 and 2023, respectively (see Note 22.4). In addition, there were coupon payments on subordinated liabilities for €397 million, €388 million and €345 million in 2025, 2024 and 2023, respectively. Appendix VI details the outstanding subordinated debt issued by their nominal value.
52.Accountant fees and services
The details of the fees for the services contracted by entities of the BBVA Group for the year ended December 31, 2025, with their respective auditors and other audit entities are as follows:

FEES FOR AUDITS CONDUCTED AND OTHER RELATED SERVICES (1) (MILLIONS OF EUROS)

	2025	2024	2023
Audits of the companies audited by firms belonging to the EY worldwide organization and other reports related with the audit (2)	33.0	32.8	28.5
Other reports required pursuant to applicable legislation and tax regulations issued by the national supervisory bodies of the countries in which the Group operates, reviewed by firms belonging to the EY worldwide organization	1.6	1.5	1.4
Fees for audits conducted by other firms	0.1	0.1	0.1
(1) Regardless of the billed year.
(2) Including fees pertaining to annual audits and other financial statements (€26.7 million as of December 31, 2025).

In the year ended December 31, 2025, certain entities in the BBVA Group contracted other services (other than audits) as follows:

OTHER SERVICES RENDERED (MILLIONS OF EUROS)

	2025	2024	2023
Firms belonging to the EY worldwide organization	0.2	0.2	0.2

This total of contracted services includes the detail of the services provided by Ernst & Young, S.L. to BBVA, S.A. or its controlled companies at the date of preparation of these consolidated financial statements as follows:

FEES FOR AUDITS CONDUCTED (1) (MILLIONS OF EUROS)

	2025	2024	2023
Legal audit of BBVA,S.A. or its companies under control	8.8	8.5	7.9
Other audit services of BBVA, S.A. or its companies under control	5.8	5.6	5.4
Limited Review of BBVA, S.A. or its companies under control	2.0	2.0	1.9
Reports related to issuances	0.9	1.2	1.0
Assurance services and other required by the regulator	1.2	1.2	0.8
Other	0.1	—	—
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
53.Related-party transactions
BBVA and other Group companies, in their capacity as financial institutions, maintain transactions with their related parties within the ordinary course of their businesses. These transactions are of minor significance and are carried out under normal market conditions. As of December 31, 2025, 2024 and 2023, transactions with the following related parties have been identified:
53.1Transactions with significant shareholders
As of December 31, 2025, 2024 and 2023, there were no shareholders with significant influence (see Note 26).
53.2Transactions of BBVA Group entities with joint ventures and associates
The balances of the main captions in the consolidated balance sheets arising from the transactions carried out by the BBVA Group with joint ventures and associates are as follows:

BALANCES ARISING FROM TRANSACTIONS OF BBVA GROUP ENTITIES WITH JOINT VENTURES AND ASSOCIATES (MILLIONS OF EUROS)

	2025	2024	2023
Assets
Loans and advances to credit institutions	38	13	5
Loans and advances to customers	632	639	791
Debt securities	4	4	4
Liabilities
Deposits from credit institutions	1	1	—
Customer deposits	109	160	134
Memorandum accounts
Financial guarantees given	100	171	177
Other commitments given	625	784	595
Loan commitments given	82	117	119

The balances of the main captions in the consolidated income statements resulting from transactions with joint ventures and associates are as follows:

BALANCES OF CONSOLIDATED INCOME STATEMENT ARISING FROM TRANSACTIONS OF BBVA GROUP ENTITIES WITH JOINT VENTURES AND ASSOCIATES (MILLIONS OF EUROS)

	2025	2024	2023
Income statement
Interest and other income	29	37	44
Interest expense	1	4	4
Fee and commission income	9	7	4
Fee and commission expense	46	55	49
There were no other material effects in the consolidated financial statements arising from dealings with these entities, other than the effects from using the equity method (see Note 2.1), from the insurance policies to cover pension or similar commitments (see Note 25), and from the derivatives transactions arranged by BBVA Group with these entities, associates and joint ventures.
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

BALANCE AT 31ST DECEMBER OF EACH YEAR (THOUSANDS OF EUROS)

2025					2024				2023
	Directors	Related parties of Directors	Senior Management (1)	Related parties of Senior Management	Directors	Related parties of Directors	Senior Management (1)	Related parties of Senior Management	Directors	Related parties of Directors	Senior Management (1)	Related parties of Senior Management
Loans and credits	1,741	204	5,285	369	2,176	210	4,664	688	531	243	5,553	727
Bank guarantees	—	—	10	—	—	—	10	—	—	—	10	—
(1) Excluding executive directors.
Information on remuneration paid and other benefits granted to members of the Board of Directors and Senior Management of BBVA is provided in Note 54.

54.Remuneration and other benefits of the Board of Directors and members of the Bank's Senior Management
Remuneration of non-executive directors
The remuneration of the non-executive directors corresponding to the financial years 2025 and 2024 is as follows, individually and by remuneration item:

REMUNERATION OF NON-EXECUTIVE DIRECTORS (THOUSANDS OF EUROS) (1)

	Board of Directors	Executive Committee	Audit Committee	Risk and Compliance Committee	Remuneration Committee	Appointments and Corporate Governance Committee	Technology and Cybersecurity Committee	Other positions (2)	Total
									2025	2024
José Miguel Andrés Torrecillas	129	167	165	—	—	115	—	50	625	625
Jaime Caruana Lacorte	129	167	—	107	—	46	—	—	449	455
Enrique Casanueva Nárdiz (3)	129	—	66	107	—	—	—	—	302	223
Sonia Dulá	129	—	66	107	—	—	—	—	302	302
Raúl Galamba de Oliveira	129	—	—	214	—	46	43	80	512	512
Belén Garijo López	129	167	—	—	—	46	—	—	342	378
Connie Hedegaard Koksbang	129	—	66	—	—	—	—	—	195	195
Lourdes Máiz Carro	129	—	66	—	43	—	—	—	238	238
Cristina de Parias Halcón (4)	129	—	—	—	—	46	43	—	218	167
Ana Peralta Moreno	129	—	66	—	43	—	—	—	238	238
Ana Revenga Shanklin	129	—	—	107	107	—	43	—	386	364
Carlos Salazar Lomelín (5)	129	—	—	—	43	—	—	—	172	172
Jan Verplancke	129	—	—	—	43	—	43	—	214	214
Total (6)	1,673	500	497	642	278	301	171	130	4,193	4,083
(1) Includes the amounts corresponding to the positions on the Board of Directors and its various Committees, the composition of which was last modified on April 26, 2024.
(2) Amounts corresponding to the positions of Deputy Chair of the Board of Directors and Lead Director.
(3) Director appointed by the General Shareholders´ Meeting held on March 15, 2024. Remuneration in 2024 corresponding to the term in office in that financial year.
(4) Director appointed by the General Shareholders´ Meeting held on March 15, 2024. Remuneration in 2024 corresponding to the term in office in that financial year. In addition, in 2025 and 2024, she received €30 thousand and 7,593 BBVA shares and €56 thousand and 14,697 BBVA shares, respectively, corresponding to the deferred portion of 2018 and 2019 annual variable remuneration accrued in her former condition of BBVA’s member of Senior Management, including the update of its cash portion. Likewise, in 2024, she received €72 thousand, as per diems for her attendance to the meetings of the management body of BBVA México, S.A. de C.V. and Grupo Financiero BBVA México, S.A. de C.V; positions from which she resigned in 2024.
(5) In addition, in the financial years 2025 and 2024, the director Carlos Salazar Lomelín has received €171 thousand and €113 thousand, respectively, as per diems for his attendance to the meetings of the management body of BBVA México, S.A. de C.V. and Grupo Financiero BBVA México, S.A. de C.V. and of the strategy forum of BBVA México, S.A. de C.V.
(6) The total amount reported for the 2024 financial year does not include amounts corresponding to the positions on the Board and its various Committees received by José Maldonado Ramos and Juan Pi Llorens, who ceased to hold office on March 15, 2024, and whose remuneration for those items in 2024 amounted to €85 thousand and €81 thousand, respectively.

Likewise, during financial years 2025 and 2024, €103 thousand and €112 thousand were paid out, respectively, in healthcare and casualty insurance premiums for non-executive directors.
Remuneration system with deferred delivery of shares for non-executive directors
BBVA has a fixed remuneration system with deferred delivery of shares for its non-executive directors, which was approved by the General Shareholders’ Meeting held on March 18, 2006 and extended successively by resolutions of the General Shareholders’ Meetings held on 2011, 2016, 2021 and 2023.
This system is based on the annual allocation to non-executive directors of a number of theoretical shares of BBVA equivalent to 20% of the total annual fixed allowance in cash received by each director in the previous financial year, calculated according to the average closing price of the BBVA share during 60 trading sessions prior to the date of the Annual General Shareholders’ Meeting approving the financial statements for each financial year.
The BBVA shares, in a number equivalent to the theoretical shares accumulated by each non-executive director, will be delivered to each beneficiary, where applicable, after they leave directorship for any reason other than serious breach of their duties.
During financial years 2025 and 2024, the following theoretical shares derived from this system were allocated:

	2025		2024
	Theoretical shares allocated (1)	Theoretical shares accumulated as of December 31	Theoretical shares allocated (1)	Theoretical shares accumulated as of December 31
José Miguel Andrés Torrecillas	10,930	158,385	13,407	147,455
Jaime Caruana Lacorte	7,959	114,269	11,350	106,310
Enrique Casanueva Nárdiz (2)	3,894	3,894	—	—
Sonia Dulá	5,279	10,321	5,042	5,042
Raúl Galamba de Oliveira	8,944	49,135	10,423	40,191
Belén Garijo López	6,598	117,191	9,401	110,593
Connie Hedegaard Koksbang	3,410	10,587	3,914	7,177
Lourdes Máiz Carro	4,159	81,136	5,384	76,977
Cristina de Parias Halcón ⁽²⁾	2,915	2,915	—	—
Ana Peralta Moreno	4,159	51,872	5,384	47,713
Ana Revenga Shanklin	6,364	37,525	6,947	31,161
Carlos Salazar Lomelín	2,998	24,010	3,882	21,012
Jan Verplancke	3,747	44,370	4,851	40,623
Total (3)	71,356	705,610	79,985	634,254
(1) The number of theoretical shares was calculated according to the average closing price of the BBVA share during the 60 trading sessions prior to the dates of the General Shareholders’ Meetings of March 21, 2025 and March 15, 2024 which were €11.45 and €8.84 per share, respectively.
(2) Directors appointed by the General Shareholders’ Meeting held on March 15, 2024, therefore the allocation of theoretical shares was made for the first time in 2025.
(3) The total number of theoretical shares allocated during the 2024 financial year does not include 7,735 and 8,157 theoretical shares allocated to José Maldonado Ramos and Juan Pi Llorens, respectively, whose terms of office ended on March 15, 2024, and who after leaving office, in application of the system, received a total of 154,609 and 156,699 BBVA shares, respectively, which is equivalent to the total theoretical shares accumulated up to that date by each of them.

Remuneration of executive directors
The remuneration of executive directors for financial years 2025 and 2024 indicated below, individually and by remuneration item, is the result of applying the BBVA Directors’ Remuneration Policies approved by the General Shareholders’ Meeting.

ANNUAL FIXED REMUNERATION (THOUSANDS OF EUROS)

	2025	2024
Chair	2,924	2,924
Chief Executive Officer	2,179	2,179
Total	5,103	5,103

In addition to the amounts indicated in the table, during the 2025 and 2024 financial years, the Chair received, each year, the amount of €41 thousand of fixed allowances for vehicle rental and others. Meanwhile, the Chief Executive Officer received, each year, the amount of €654 thousand of fixed remuneration in cash in lieu of pension (equivalent to 30% of his Annual Fixed Remuneration), as he is not entitled to receive a retirement benefit (see section on “Pension commitments with executive directors” in this Note), and the amount of €600 thousand as mobility allowance.

REMUNERATION IN KIND (THOUSANDS OF EUROS)
Likewise, the executive directors received remuneration in kind during the financial years 2025 and 2024, including insurance premiums and others, €132 thousand and €140 thousand, respectively, in the case of the Chair and €128 thousand, in each financial year, in the case of the Chief Executive Officer.

VARIABLE REMUNERATION
With regard to variable remuneration, the BBVA Directors’ Remuneration Policy approved by the General Shareholders’ Meeting in 2023 establishes a model whereby the Annual Variable Remuneration (“AVR”) of the executive directors comprises two components: a Short-Term Incentive (“STI”) and a Long-Term Incentive (“LTI”). The award of both incentives is contingent upon the achievement by the Group of the minimum profit and capital ratio thresholds approved by the Board of Directors. The sum of the STI and LTI constitutes the AVR for the year of each executive director.
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
A percentage not exceeding 40% of the AVR will vest and be paid, provided that the relevant conditions are met, as a general rule, in the first quarter of the year following the one to which it corresponds (the “Upfront Portion”), in equal parts in cash and BBVA shares. The remaining amount, and at least 60% of the AVR, will be deferred over a five-year period and paid, if conditions are met, at the end of each of the five years of deferral, 40% in cash and 60% in BBVA shares and/or instruments linked to BBVA shares (the “Deferred Portion” or the “Deferred AVR”).
Within said deferral period, the payment of the LTI shall only begin after the end of the measurement period of the long-term indicators’ targets, to the result of which its final amount is subject. Therefore, the LTI is part of the Deferred Portion of the AVR of executive directors.
In accordance with the foregoing, in 2025 the executive directors accrued a Short-Term Incentive amounting to €2,627 thousand in the case of the Chair and €1,965 thousand in the case of the Chief Executive Officer.
In addition, the executive directors accrued the right to a Long-Term Incentive for a maximum theoretical amount of €1,929 thousand in the case of the Chair and €1,443 thousand for the Chief Executive Officer, which is equivalent, in both cases, to 150% of their "Target LTI". Once the measurement period for the long-term indicators established for their calculation has ended (at the end of 2028), their final amount will be determined, which may range between 0% and 150% of the “Target LTI”. Therefore, if 100% of the pre-established targets are met, this incentive will amount to €1,286 thousand in the case of the Chair and €962 thousand in the case of the Chief Executive Officer.
In addition, the remaining rules applicable to the Annual Variable Remuneration of the executive directors set out in the BBVA Directors’ Remuneration Policy will apply to the Annual Variable Remuneration for financial year 2025, which include: (i) a retention period of one year following delivery of the BBVA shares or instruments linked to BBVA shares received; (ii) the prohibition of hedging strategies or insurance that may undermine the effects of alignment with prudent risk management; (iii) update of the finally vested Deferred Portion in cash in accordance with the CPI; (iv) potential application of ex post risk adjustments; (v) malus and clawback arrangements throughout the whole periods of deferral and retention of the shares or instruments; and (vi) the limitation of variable remuneration to a maximum amount of 200% of the fixed component of total remuneration, in accordance with the resolution approved by the General Shareholders’ Meeting held in 2025.
Taking into account the above, the Upfront Portion of the AVR for the financial years 2025 and 2024 of the executive directors, which is due for payment once each of said financial years has ended, in equal parts in cash and BBVA shares, is indicated below.

ANNUAL VARIABLE REMUNERATION (AVR)

	2025 (1)		2024 (2)
	In cash (thousands of Euros)	In shares	In cash (thousands of Euros)	In shares
Chair	821	40,850	897	92,803
Chief Executive Officer	614	30,552	671	69,408
Total	1,435	71,402	1,568	162,211
(1) Upfront Portion (36%) of the Annual Variable Remuneration, which represents the first payment of the Short-Term Incentive for financial year 2025 and will be paid during the first quarter of financial year 2026, in equal parts in cash and BBVA shares. The remaining amount of the 2025 Annual Variable Remuneration (which includes the Long-Term Incentive of the 2025 financial year) will be deferred over a 5-year period (40% in cash and 60% in shares and/or instruments linked to shares).
The final amount of the Deferred AVR will depend on the result of the long-term indicators to be used to calculate the Long-Term Incentive of the 2025 financial year. Likewise, and as an ex post risk adjustment mechanism, the Deferred AVR may be reduced if the capital and liquidity thresholds established to guarantee that payment occurs only if it is sustainable, in accordance with the Bank’s payment capacity, are not reached.
(2) Upfront Portion (37%) of the Annual Variable Remuneration, which represents the first payment of the Short-Term Incentive for financial year 2024 and which was paid in 2025, in equal parts in cash and BBVA shares. The remaining amount of the 2024 Annual Variable Remuneration (which includes the Long-Term Incentive for the 2024 financial year) was deferred over a 5-year period (40% in cash and 60% in BBVA shares and/or instruments linked to shares).
The final amount of the Deferred AVR will depend on the result of the long-term indicators to be used to calculate the Long-Term Incentive of the 2024 financial year. Likewise, and as an ex post risk adjustment mechanism, the Deferred AVR may be reduced if the capital and liquidity thresholds established to guarantee that payment occurs only if it is sustainable, in accordance with the Bank’s payment capacity, are not reached.

DEFERRED ANNUAL VARIABLE REMUNERATION (AVR) FROM PREVIOUS FINANCIAL YEARS

		2025 (1)			2024 (2)
	Deferred AVR	In cash (thousands of Euros)	In shares	In stock-options (3)	In cash (thousands of Euros)	In shares	In stock-options (3)
Chair	2024	222	33,410	—	—	—	—
	2023	228	11,862	189,609	221	38,821	—
	2022	243	56,941	—	236	56,941	—
	2021	235	57,325	—	228	57,325	—
	2020	0	0	0	0	0	0
	2019	—	—	—	181	45,529	—
Subtotal		927	159,538	189,609	867	198,616	—
Chief Executive Officer	2024	166	24,987	—	—	—	—
	2023	170	8,872	141,809	166	29,034	—
	2022	187	43,793	—	181	43,793	—
	2021	179	43,552	—	173	43,552	—
	2020	0	0	0	0	0	0
	2019	—	—	—	163	40,858	—
Subtotal		701	121,204	141,809	683	157,237	—
Total		1,629	280,742	331,418	1,550	355,853	—

(1) Deferred remuneration payable after the 2025 year-end, including the update of its cash portion. Payment to the Chair and Chief Executive Officer will take place in 2026 in accordance with the vesting and payment rules set out in the remuneration policies applicable for each financial year:
•2024 Deferred AVR: the first payment of the Deferred STI (17.9% of the Deferred Portion) is due to the executive directors. Thereafter, the second payment of the Deferred STI (17.9% of the Deferred Portion) and 2024 LTI (64.2% of the Deferred Portion), will be deferred for both executive directors. The 2024 LTI will depend on the result of the long-term indicators approved for its calculation once its measurement period has elapsed (at the end of 2027), which may range between an achievement of 0% to 150%. If the relevant conditions are met, the second payment of the Deferred STI will be made in 2027 and the three payments of the 2024 LTI will be made in 2028, 2029 and 2030.
•2023 Deferred AVR: the second payment of the Deferred STI (17.9% of the Deferred Portion) is due to the executive directors. Thereafter, 2023 LTI (64.2% of the Deferred Portion), will be deferred for both executive directors. The 2023 LTI will depend on the result of the long-term indicators approved for its calculation once its measurement period has elapsed (at the end of 2026), which may range between an achievement of 0% to 150%. If the relevant conditions are met, the three payments of the 2023 LTI will be made in 2027, 2028 and 2029.
•2022 Deferred AVR: the third payment (20% of the Deferred Portion) is due to executive directors, after having verified that no reduction had to be made according to the result of the multi-year performance indicators approved in 2022 by the Board of Directors. Thereafter, 40% of the 2022 Deferred AVR will be deferred for both executive directors, which, if the relevant conditions are met, will be paid in 2027 and 2028.
•2021 Deferred AVR: the fourth payment (20% of the Deferred Portion) is due to executive directors. Thereafter, 20% of the 2021 Deferred AVR will be deferred for both executive directors, which, if the relevant conditions are met, will be paid in 2027.
•2020 Deferred AVR: given the exceptional circumstances arising from the COVID-19 crisis, executive directors voluntarily waived the whole of their 2020 AVR.
(2) Deferred remuneration which was payable after the 2024 year-end, including the update of its cash portion. Its payment to the Chair and Chief Executive Officer took place in 2025, in accordance with the vesting and payment rules established in the remuneration policies applicable in each financial year:
•2023 Deferred AVR: in 2025, the first payment of the Deferred STI (17.9% of the Deferred Portion) was made to executive directors.
•2022 Deferred AVR: in 2025, the second payment (20% of the Deferred Portion) was made to executive directors.
•2021 Deferred AVR: in 2025, the third payment (20% of the Deferred Portion) was made to executive directors.
•2020 Deferred AVR: given the exceptional circumstances arising from the COVID-19 crisis, executive directors voluntarily waived the whole of their 2020 AVR.
•2019 Deferred AVR: in 2025, the third and final payment (20% of the Deferred Portion) was made to executive directors. Following this, the payment of the 2019 Deferred AVR to both executive directors was completed.
(3) The delivery of the stock options awarded as part of the 2023 Deferred AVR is part of the second payment of the 2023 Deferred STI, which is due after the 2025 year-end (in 2026). The delivery of the stock options awarded as part of the 2024 Deferred AVR is part of the second payment of the Deferred STI, which, if the relevant conditions are met, will be due after the 2026 year-end (in 2027).

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
In accordance with the foregoing, in the financial year 2025, an amount of €456 thousand was recorded, comprising the agreed annual contribution to cover the retirement contingency, which is €439 thousand, and a further amount of €17 thousand relating to the adjustment of the “discretionary pension benefits” for the financial year 2024, which were declared at the end of that year and which had to be included in the accumulated fund in 2025. Likewise, an amount of €236 thousand was paid in insurance premiums for the death and disability contingencies.
As of December 31, 2025, the total accumulated fund to meet the retirement commitments with the Chair amounted to €29,821 thousand.
Of the annual contribution for the retirement contingency corresponding to the financial year 2025, 15% (€66 thousand) was recorded in that year as “discretionary pension benefits”. Following the end of the financial year, this amount was adjusted by applying the same criteria used to determine the Short-Term Incentive that is part of the Chair’s Annual Variable Remuneration for the 2025 financial year, being determined in an amount of €76 thousand, which represents an upward adjustment of €10 thousand. These “discretionary pension benefits” will be included in the accumulated fund in the 2026 financial year and will be subject to the conditions established for them in the BBVA Directors’ Remuneration Policy.
With regard to the Chief Executive Officer, in accordance with the provisions of the BBVA Directors’ Remuneration Policy and those in his contract, the Bank has not undertaken any retirement commitments, although he is entitled to an annual cash sum instead of a retirement pension (“cash in lieu of pension”) equal to 30% of his Annual Fixed Remuneration. In accordance with the above, in the 2025 financial year, the Bank paid the Chief Executive Officer the amount of €654 thousand as “cash in lieu of pension”, as described in the “Remuneration of executive directors” section of this Note.
For its part, the Bank has undertaken commitments to cover the death and disability contingencies with the Chief Executive Officer. For this purpose, in 2025, €220 thousand was paid corresponding to annual insurance premiums.

PENSION SYSTEMS (THOUSANDS OF EUROS)

	Contributions (1)				Accumulated funds
	Retirement		Death and disability
	2025	2024	2025	2024	2025	2024
Chair	456	456	236	252	29,821	26,893
Chief Executive Officer	—	—	220	221		—
Total	456	456	457	472	29,821	26,893
(1) Contributions recognized to meet the pension commitments with the executive directors in financial years 2025 and 2024. In the case of the Chair, these relate to the sum of the annual retirement pension contribution and the adjustment made to the “discretionary pension benefits” for the financial years 2024 and 2023, the contribution of which to the accumulated fund was to be made in the financial years 2025 and 2024, respectively, as well as to the premiums for the death and disability contingencies. In the case of the Chief Executive Officer, the contributions recognized correspond exclusively to the insurance premiums paid by the Bank in 2025 and 2024 to cover the death and disability contingencies given that, in his case, the Bank has not undertaken any commitments to cover the contingency of retirement.

Payments for termination of the contractual relationship
In accordance with the BBVA Directors’ Remuneration Policy, the Bank has no commitments to make severance payments to executive directors.
Remuneration of Senior Management
The remuneration of Senior Management, excluding executive directors, for financial years 2025 and 2024 (16 members with this position as of December 31, 2025 and 2024) as indicated below, broken down by remuneration item, are the result of applying the BBVA Group’s General Remuneration Policy approved by the Board of Directors.

FIXED REMUNERATION (THOUSANDS OF EUROS)

	2025	2024
Senior Management Total	20,787	19,928

In addition to the amounts indicated in the table, during the 2025 and 2024 financial years, the members of Senior Management collectively received fixed allowances for vehicle rental and others totaling €257 thousands and €347 thousands, respectively.

REMUNERATION IN KIND (THOUSANDS OF EUROS)
During the 2025 and 2024 financial years, remuneration in kind, including insurance premiums and others, totaling €640 thousand and €603 thousand, respectively, was collectively paid to members of Senior Management.

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
Under this model, and in the same terms set out above for the executive directors, in 2025 financial year, all members of Senior Management accrued a Short-Term Incentive for a total combined amount of €7,299 thousand.

In addition, all members of Senior Management accrued the right to a Long-Term Incentive for a maximum theoretical amount of €5,149 thousand, which is equivalent to the sum of 150% of the “Target LTI” of each beneficiary. The final amount of the LTI of each beneficiary will be determined at the end of the measurement period of the long-term indicators established for its calculation (at the end of 2028). This final amount may range between 0% and 150% of the “Target LTI”. Therefore, if 100% of the pre-established targets are achieved, it will amount to a total of €3,433 thousand.
Moreover, the remaining rules applicable to the Annual Variable Remuneration of the members of the Senior Management established in the BBVA Group’s General Remuneration Policy will apply to the Annual Variable Remuneration for financial year 2025, which include: (i) a retention period of one year following delivery of the BBVA shares or instruments linked to BBVA shares; (ii) the prohibition of hedging strategies or insurance that may undermine the effects of alignment with prudent risk management; (iii) update of the finally vested Deferred Portion in cash in accordance with the CPI; (iv) potential application of ex post risk adjustments; (v) malus and clawback arrangements throughout the whole periods of deferral and retention of the shares or instruments; and (vi) the limitation of variable remuneration to a maximum amount of 200% of the fixed component of total remuneration, in accordance with the resolution approved by the General Shareholders’ Meeting in 2025.
Taking into account the above, the total sum of the Upfront Portion of the AVR for financial years 2025 and 2024 of the members of Senior Management, due for payment once each of said financial years has ended, in equal parts in cash and BBVA shares, is indicated below.

ANNUAL VARIABLE REMUNERATION (AVR)

	2025 (1)		2024 (2)
	In cash (thousands of Euros)	In shares	In cash (thousands of Euros)	In shares
Senior Management Total	2,281	112,500	2,266	235,016

(1) Upfront Portion of the Annual Variable Remuneration, which represents the first payment of the 2025 Short-Term Incentive and will be paid during the first quarter of 2026 financial year, in equal parts in cash and BBVA shares. The remaining amount of the 2025 Annual Variable Remuneration (which includes the 2025 Long-Term Incentive) will be deferred over a 5-year period (40% in cash and 60% in shares and/or instruments linked to shares).
The final amount of the Deferred AVR will depend on the result of the long-term indicators to be used to calculate the 2025 Long-Term Incentive. Likewise, and as an ex post risk adjustment mechanism, the Deferred AVR may be reduced if the capital and liquidity thresholds established to guarantee that payment occurs only if it is sustainable, in accordance with the Bank’s payment capacity, are not reached.
(2) Upfront Portion of the Annual Variable Remuneration, which represents the first payment of the Short-Term Incentive for financial year 2024 and which was paid in 2025, in equal parts in cash and BBVA shares. The remaining amount of the 2024 Annual Variable Remuneration (which includes the 2024 Long-Term Incentive) was deferred over a 5-year period (40% in cash and 60% in shares and/or instruments linked to shares). The final amount of the Deferred AVR will depend on the result of the long-term indicators to be used to calculate the 2024 Long-Term Incentive. Likewise, and as an ex post risk adjustment mechanism, the Deferred AVR may be reduced if the capital and liquidity thresholds established to guarantee that payment occurs only if it is sustainable, in accordance with the Bank’s payment capacity, are not reached.

DEFERRED ANNUAL VARIABLE REMUNERATION (AVR) FROM PREVIOUS FINANCIAL YEARS

		2025 (1)			2024 (2)
	Deferred AVR	In cash (thousands of Euros)	In shares	In stock-options (3)	In cash (thousands of Euros)	In shares	In stock-options (3)
Senior Management Total	2024	534	81,445	—	—	—	—
	2023	549	30,492	444,545	574	98,636	—
	2022	501	117,265	—	526	125,129	—
	2021	469	112,536	—	488	119,207	—
	2020	51	14,340	—	56	14,340	—
	2019	—	—	—	314	77,447	—
Total		2,104	356,078	444,545	1,957	434,759	—
(1) Deferred remuneration payable after 2025 year-end, including the update of its cash portion. Payment thereof to members of Senior Management who are beneficiaries will take place in 2026 in accordance with the remuneration policies applicable in each financial year and the vesting and payment rules set forth therein applicable to each member of Senior Management, based on when they became such a member:

•2024 Deferred AVR: the first payment of the Deferred STI is due.
•2023 Deferred AVR: the second payment of the Deferred STI is due.
•2022 Deferred AVR: the third payment of the Deferred STI is due, after having verified that no reduction had to be made according to the result of the multi-year performance indicators approved in 2022 by the Board of Directors.
•2021 Deferred AVR: the fourth payment is due.
•2020 Deferred AVR: given the exceptional circumstances arising from the COVID-19 crisis, all members of Senior Management voluntarily waived the whole of their 2020 AVR. Without prejudice to the foregoing, the third and final payment of the deferred portion of a success bonus on the sale of BBVA USA is due to one member of Senior Management, who was an executive of BBVA USA at that time.
(2) Deferred remuneration which was payable after the 2024 year-end, including the update of its cash portion. Payment thereof to members of Senior Management who were beneficiaries took place in 2025 in accordance with the vesting and payment rules set forth in the remuneration policies applicable in each financial year:
•2023 Deferred AVR: in 2025, the first payment of the Deferred STI was made.
•2022 Deferred AVR: in 2025, the second payment was made.
•2021 Deferred AVR: in 2025, the third payment was made.
•2020 Deferred AVR: given the exceptional circumstances arising from the COVID-19 crisis, all members of Senior Management voluntarily waived the whole of their 2020 AVR. Without prejudice to the foregoing, the third and final payment of the deferred portion of a success bonus on the sale of BBVA USA is due to one member of Senior Management — an executive of BBVA USA at that time.
•2019 Deferred AVR: in 2025, the third and final payment was made.
(3) The delivery of the stock options awarded as part of the 2023 Deferred AVR is part of the second payment of the Deferred STI, which is due after the 2025 year-end (in 2026). The delivery of the stock options awarded as part of the 2024 Deferred AVR is part of the second payment of the Deferred STI, which, if the relevant conditions are met, will be due after the 2026 year-end (in 2027).

Pension commitments with members of Senior Management
In order to meet the pension commitments made to members of Senior Management (16 members as of December 31, 2025, excluding the executive directors), a total aggregate amount of €4,411 thousand was recognized in financial year 2025 for the contingency of retirement. This amount is equivalent to the annual contribution agreed to cover the contingency of retirement, plus a further amount of €139 thousand pertaining to the adjustment of the “discretionary pension benefits” for financial year 2024, which had to be included in the accumulated fund in 2025. In addition, an aggregate total amount of €1,115 thousand was paid in insurance premiums to cover the contingencies of death and disability.
As of December 31, 2025, the total accumulated fund to meet the retirement commitments with members of Senior Management amounted to €47,281 thousand.
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
For these purposes, of the annual contribution for the retirement contingency recognized in the 2025 financial year, a total amount of €625 thousand was recognized in 2025 as “discretionary pension benefits”. Following the end of the financial year, this amount was adjusted by applying the same criteria used to determine the Short-Term Incentive that is part of the Annual Variable Remuneration of the members of Senior Management for the 2025 financial year. As a result, the “discretionary pension benefits” for the year, corresponding to all members of Senior Management, have been calculated at a total combined amount of €747 thousand, which represents an upward adjustment of €122 thousand. These “discretionary pension benefits” will be included in the accumulated fund in the 2026 financial year, and will be subject to the conditions established for them in the remuneration policy applicable to members of Senior Management, in accordance with the regulations applicable to the Bank on this regard.

PENSION SYSTEMS (THOUSANDS OF EUROS)

	Contributions (1)				Accumulated funds
	Retirement		Death and disability
	2025	2024	2025	2024	2025	2024
Senior Management Total	4,411	4,226	1,115	1,181	47,281	40,549
(1) Contributions recognized in financial years 2025 and 2024 to meet pension commitments with members of Senior Management with such position on December 31, 2025 and 2024 (16 members in both cases, excluding the executive directors), which relate to the sum of the annual retirement pension contributions and the adjustments made to the “discretionary pension benefits” for 2024 and 2023 which were included in the accumulated fund in 2025 and 2024, respectively, and to the insurance premiums paid by the Bank for death and disability contingencies.

Payments for termination of the contractual relationship
Regarding Senior Management, excluding the executive directors, in 2025 the contractual relationship of a member of Senior Management was terminated, giving rise to the right of a severance payment of €1,908 thousand. In this regard, the Senior Management contracts include, among others, the right to receive the severance payment that legally corresponds, provided that termination of the contractual relationship is not pursuant to the member's own will, retirement, disability or serious dereliction of duties, the amount of which will be calculated in accordance with the provisions in the applicable labor regulations. Likewise, the contract establishes a post-contractual non-compete agreement for a one-year term duration, which shall be compensated with an amount of €885 thousand which shall be paid on a monthly basis during the non-competition period.
In 2024 there were no terminations of contractual relationships of members of Senior Management.

55.Other information
55.1Environmental impact
The Group has no environmental liabilities, expenses, assets, provisions or contingencies that could have a significant effect on its consolidated equity, financial situation and profits. Consequently, as of December 31, 2025, there is no item included in the Consolidated Financial Statements that requires disclosure in an environmental information report pursuant to Ministry JUS/616/2022, of June 30, by which the new model for the presentation of consolidated annual accounts in the Commercial Register is approved.

56.Subsequent events
On January 15, 2026, once the prior consent from the Regulator had been obtained, the Bank redeemed the issuance of green contingently convertible preferred securities carried out on July 15, 2020, for an amount of €1 billion, on the First Reset Date of said issuance (see Note 22.4).
On February 5, 2026, BBVA announced by means of an inside information notice filing with the CNMV that a cash distribution in the amount of €0.60 gross (€0.4860 net of withholding tax) per each of the outstanding shares entitled to receive said distribution, to be paid presumably in April 2026 as the final dividend for the year 2025, was planned to be proposed to the corresponding governing bodies for consideration as ordinary remuneration to shareholders for 2025 (see Note 4).
From January 1, 2026 to the date of preparation of these Consolidated Financial Statements, no subsequent events not mentioned in these Consolidated Financial Statements have taken place that could significantly affect the Group’s earnings or its equity position.

Appendices

APPENDIX I. Additional information on subsidiaries and structured entities composing the BBVA Group as of December 31, 2025

			% share of participation (1)			Millions of Euros (2)
						Affiliate entity data
Company	Location	Activity	Direct	Indirect	Total	Net carrying amount	Equity excluding profit (loss) 31.12.2025	Profit (loss) 31.12.2025
ADELANTE CLASSE DE INVESTIMENTO MULTIMERCADO CREDITO PRIVADO IE - RESP LIMITADA	BRAZIL	OTHER INVESTMENT COMPANIES	100.00	—	100.00	4	4	—
ADQUIRA MEXICO SA DE CV	MEXICO	SERVICES	—	100.00	100.00	10	7	3
ALCALA 120 PROMOC. Y GEST.IMMOB. S.L.(SOCIEDAD UNIPERSINAL)	SPAIN	REAL ESTATE	—	100.00	100.00	19	19	—
ANIDA GRUPO INMOBILIARIO SL	SPAIN	INVESTMENT COMPANY	100.00	—	100.00	661	668	(2)
ANIDA INMOBILIARIA, S.A. DE C.V.	MEXICO	INVESTMENT COMPANY	—	100.00	100.00	11	11	1
ANIDA OPERACIONES SINGULARES, S.A.(SOCIEDAD UNIPERSONAL)	SPAIN	REAL ESTATE	—	100.00	100.00	605	608	(3)
ANIDA PROYECTOS INMOBILIARIOS, S.A. DE C.V.	MEXICO	REAL ESTATE	—	100.00	100.00	8	9	—
ANIDAPORT INVESTIMENTOS IMOBILIARIOS, UNIPESSOAL, LTDA	PORTUGAL	REAL ESTATE	—	100.00	100.00	20	16	3
ANTHEMIS BBVA VENTURE PARTNERSHIP LLP	UNITED KINGDOM	INVESTMENT COMPANY	—	100.00	100.00	11	13	(1)
ARRAHONA NEXUS, S.L. (SOCIEDAD UNIPERSONAL)	SPAIN	REAL ESTATE	—	100.00	100.00	56	62	—
ARRELS CT FINSOL, S.A. (SOCIEDAD UNIPERSONAL)	SPAIN	REAL ESTATE	—	100.00	100.00	56	72	—
ARRELS CT PROMOU SA (SOCIEDAD UNIPERSONAL)	SPAIN	REAL ESTATE	—	100.00	100.00	14	27	—
BANCO BBVA ARGENTINA S.A.	ARGENTINA	BANKING	40.01	26.54	66.55	158	1,137	497
BANCO BBVA PERÚ SA ⁽³⁾	PERU	BANKING	—	47.13	47.13	1,788	3,202	594
BANCO BILBAO VIZCAYA ARGENTARIA URUGUAY SA	URUGUAY	BANKING	100.00	—	100.00	110	308	64
BANCO OCCIDENTAL SA	SPAIN	BANKING	49.43	50.57	100.00	17	20	—
BANCO PROVINCIAL OVERSEAS NV	CURAÇAO	BANKING	—	100.00	100.00	50	43	7
BANCO PROVINCIAL SA - BANCO UNIVERSAL	VENEZUELA	BANKING	1.46	53.75	55.21	40	276	(34)
BBV AMERICA SL	SPAIN	INVESTMENT COMPANY	99.80	0.20	100.00	—	760	13
BBVA (SUIZA) SA	SWITZERLAND	BANKING	100.00	—	100.00	114	159	12
BBVA AGENCIA DE SEGUROS COLOMBIA LTDA	COLOMBIA	INSURANCES SERVICES	—	100.00	100.00	—	—	—
BBVA ASSET MANAGEMENT ARGENTINA SAU SOCIEDAD GERENTE DE FONDOS COMUNES DE INVERSIÓN	ARGENTINA	INVESTMENT FUND MANAGEMENT	—	100.00	100.00	49	18	31
BBVA ASSET MANAGEMENT MEXICO SA DE CV, SOC.OPERADORA DE FONDOS DE INVERSION, GRUPO FRO. BBVA MEXICO	MEXICO	INVESTMENT FUND MANAGEMENT	—	100.00	100.00	45	13	32
BBVA ASSET MANAGEMENT SA SAF	PERU	INVESTMENT FUND MANAGEMENT	—	100.00	100.00	10	6	5
BBVA ASSET MANAGEMENT SA SGIIC	SPAIN	INVESTMENT FUND MANAGEMENT	100.00	—	100.00	36	(122)	199
BBVA ASSET MANAGEMENT SA SOCIEDAD FIDUCIARIA (BBVA FIDUCIARIA)	COLOMBIA	INVESTMENT FUND MANAGEMENT	—	100.00	100.00	33	19	14
BBVA BOLSA SOCIEDAD AGENTE DE BOLSA S.A.	PERU	SECURITIES DEALER	—	100.00	100.00	4	4	1
BBVA BRASIL BANCO DE INVESTIMENTO SA	BRAZIL	BANKING	100.00	—	100.00	172	171	1
BBVA BROKER ARGENTINA SA	ARGENTINA	INSURANCES SERVICES	—	99.96	99.96	—	2	7
BBVA BROKER CORREDURIA DE SEGUROS Y REASEGUROS SA	SPAIN	FINANCIAL SERVICES	99.94	0.06	100.00	—	4	8
BBVA COLOMBIA SA	COLOMBIA	BANKING	78.12	18.22	96.34	740	1,571	100
BBVA DISTRIBUIDORA DE SEGUROS S.R.L.	URUGUAY	FINANCIAL SERVICES	—	100.00	100.00	7	3	5
BBVA FUNDOS S.GESTORA FUNDOS PENSOES SA	PORTUGAL	PENSION FUND MANAGEMENT	100.00	—	100.00	13	11	2
BBVA GLOBAL MARKETS BV	NETHERLANDS	OTHER ISSUANCE COMPANIES	100.00	—	100.00	—	—	—
BBVA GLOBAL SECURITIES, B.V.	NETHERLANDS	OTHER ISSUANCE COMPANIES	100.00	—	100.00	—	—	—
BBVA GLOBAL WEALTH ADVISORS INC	UNITED STATES	FINANCIAL SERVICES	—	100.00	100.00	19	19	(12)
BBVA GLOBAL WEALTH INSURANCE AGENCY, INC	UNITED STATES	FINANCIAL SERVICES	—	100.00	100.00	1	1	—
(1) In accordance with Article 3 of Royal Decree 1159/2010, of September 17, in order to determine the state, the voting power relating to subsidiaries was added to the voting power directly held by the parent. Therefore, the number of votes corresponding to the parent company (including indirect control subsidiaries), corresponds to each subsidiary holding a direct ownership interest.
(2) Amount considering the interim dividends of the year, according to the provisional financial statements of each company, generally as of December 31, 2025. In the carrying amount (net of provision and hedge in foreign operations), the Group´s ownership percentage has been applied, without considering the impairment of goodwill. Information on individual companies and foreign companies at exchange rate as of December 31, 2025. The data of the companies in Turkey and Argentina are prior to the application of hyperinflation accounting.
(3) Full consolidation method is used according to accounting rules (see Glossary).

Additional information on subsidiaries and structured entities composing the BBVA Group as of December 31, 2025 (continued)

			% share of participation (1)			Millions of Euros (2)
						Affiliate entity data
Company	Location	Activity	Direct	Indirect	Total	Net carrying amount	Equity excluding profit (loss) 31.12.2025	Profit (loss) 31.12.2025
BBVA HOLDING CHILE SA	CHILE	INVESTMENT COMPANY	61.22	38.78	100.00	158	288	37
BBVA INSTITUIÇAO FINANCEIRA DE CREDITO SA	PORTUGAL	FINANCIAL SERVICES	49.90	50.10	100.00	39	65	3
BBVA LEASING MEXICO SA DE CV	MEXICO	FINANCIAL SERVICES	—	100.00	100.00	51	287	31
BBVA MEDIACION OPERADOR DE BANCA-SEGUROS VINCULADO, S.A.	SPAIN	FINANCIAL SERVICES	99.99	0.01	100.00	11	(17)	34
BBVA MEXICO SA INSTITUCION DE BANCA MULTIPLE GRUPO FINANCIERO BBVA MEXICO	MEXICO	BANKING	—	100.00	100.00	18,942	14,377	4,565
BBVA OPERADORA MEXICO SA DE CV	MEXICO	SERVICES	100.00	—	100.00	62	65	(2)
BBVA PENSIONES MEXICO, S.A. DE C.V., GRUPO FINANCIERO BBVA MEXICO	MEXICO	INSURANCES SERVICES	—	100.00	100.00	412	322	90
BBVA PENSIONES SA ENTIDAD GESTORA DE FONDOS DE PENSIONES	SPAIN	PENSION FUND MANAGEMENT	100.00	—	100.00	13	(21)	50
BBVA PERU HOLDING SAC	PERU	INVESTMENT COMPANY	100.00	—	100.00	151	1,518	280
BBVA PREVISION AFP SA ADM.DE FONDOS DE PENSIONES	BOLIVIA	PENSION FUND MANAGEMENT	75.00	5.00	80.00	2	4	—
BBVA PROCESSING SERVICES INC.	UNITED STATES	FINANCIAL SERVICES	—	100.00	100.00	2	2	—
BBVA RE INHOUSE COMPAÑIA DE REASEGUROS, S.E.	SPAIN	INSURANCES SERVICES	100.00	—	100.00	63	65	12
BBVA SECURITIES INC	UNITED STATES	FINANCIAL SERVICES	—	100.00	100.00	263	226	53
BBVA SEGUROS ARGENTINA SA	ARGENTINA	INSURANCES SERVICES	87.78	12.22	100.00	9	26	14
BBVA SEGUROS CA	VENEZUELA	INSURANCES SERVICES	—	100.00	100.00	6	8	(2)
BBVA SEGUROS COLOMBIA SA	COLOMBIA	INSURANCES SERVICES	94.00	6.00	100.00	10	34	7
BBVA SEGUROS DE VIDA COLOMBIA SA	COLOMBIA	INSURANCES SERVICES	94.00	6.00	100.00	14	161	9
BBVA SEGUROS MÉXICO SA DE CV GRUPO FINANCIERO BBVA MEXICO	MEXICO	INSURANCES SERVICES	—	100.00	100.00	998	341	657
BBVA SEGUROS SA DE SEGUROS Y REASEGUROS	SPAIN	INSURANCES SERVICES	99.96	—	99.96	713	361	285
BBVA SEGUROS SALUD MEXICO SA DE CV GRUPO FRO. BBVA MEXICO.	MEXICO	INSURANCES SERVICES	—	100.00	100.00	20	28	(9)
BBVA SERVICIOS ADMINISTRATIVOS MEXICO, S.A. DE C.V.	MEXICO	SERVICES	—	100.00	100.00	17	16	1
BBVA SERVICIOS, S.A.	SPAIN	COMMERCIAL	—	100.00	100.00	—	—	—
BBVA SOCIEDAD TITULIZADORA S.A.	PERU	OTHER ISSUANCE COMPANIES	—	100.00	100.00	2	1	—
BBVA TECHNOLOGY AMERICA SA	MEXICO	SERVICES	100.00	—	100.00	240	269	13
BBVA TECHNOLOGY SLU	SPAIN	SERVICES	100.00	—	100.00	44	54	9
BBVA TRADE, S.A.	SPAIN	INVESTMENT COMPANY	—	100.00	100.00	10	10	—
BBVA USD INVESTMENTS SA	SPAIN	INVESTMENT COMPANY	100.00	—	100.00	2,134	2,089	33
BBVA VALORES COLOMBIA SA COMISIONISTA DE BOLSA	COLOMBIA	SECURITIES DEALER	—	100.00	100.00	18	13	5
BILBAO VIZCAYA INVESTMENTS SA UNIPERSONAL	SPAIN	INVESTMENT COMPANY	100.00	—	100.00	582	642	(16)
CARTERA E INVERSIONES SA	SPAIN	INVESTMENT COMPANY	100.00	—	100.00	92	139	—
CASA DE BOLSA BBVA MEXICO SA DE CV	MEXICO	SECURITIES DEALER	—	100.00	100.00	70	24	45
CATALUNYACAIXA IMMOBILIARIA SA (SOCIEDAD UNIPERSONAL)	SPAIN	REAL ESTATE	100.00	—	100.00	158	139	19
CATALUNYACAIXA SERVEIS SA	SPAIN	SERVICES	100.00	—	100.00	2	2	—
CIDESSA DOS, S.L.	SPAIN	INVESTMENT COMPANY	—	100.00	100.00	2	2	—
CIERVANA SL	SPAIN	INVESTMENT COMPANY	100.00	—	100.00	53	85	1
COMERCIALIZADORA CORPORATIVA SAC	PERU	FINANCIAL SERVICES	—	50.00	50.00	—	—	1
COMERCIALIZADORA DE SERVICIOS FINANCIEROS, S.A.	COLOMBIA	SERVICES	—	100.00	100.00	5	5	—
(1) In accordance with Article 3 of Royal Decree 1159/2010, of September 17, in order to determine the state, the voting power relating to subsidiaries was added to the voting power directly held by the parent. Therefore, the number of votes corresponding to the parent company (including indirect control subsidiaries), corresponds to each subsidiary holding a direct ownership interest. (2) Amount considering the interim dividends of the year, according to the provisional financial statements of each company, generally as of December 31, 2025. In the carrying amount (net of provision and hedge in foreign operations), the Group´s ownership percentage has been applied, without considering the impairment of goodwill. Information on individual companies and foreign companies at exchange rate as of December 31, 2025. The data of the companies in Turkey and Argentina are prior to the application of hyperinflation accounting.

Additional information on subsidiaries and structured entities composing the BBVA Group as of December 31, 2025 (continued)

			% share of participation (1)			Millions of Euros (2)
						Affiliate entity data
Company	Location	Activity	Direct	Indirect	Total	Net carrying amount	Equity excluding profit (loss) 31.12.2025	Profit (loss) 31.12.2025
COMPAÑIA CHILENA DE INVERSIONES SL	SPAIN	INVESTMENT COMPANY	99.97	0.03	100.00	221	276	6
CONSOLIDAR A.F.J.P SA	ARGENTINA	IN LIQUIDATION	46.11	53.89	100.00	1	—	—
CONTENTS AREA, S.L.	SPAIN	SERVICES	—	100.00	100.00	6	5	—
CONTINENTAL DPR FINANCE COMPANY BV	NETHERLANDS	FINANCIAL SERVICES	—	100.00	100.00	—	—	—
CORPORACION GENERAL FINANCIERA SAU	SPAIN	INVESTMENT COMPANY	100.00	—	100.00	510	1,006	56
CREA MADRID NUEVO NORTE SA	SPAIN	REAL ESTATE	—	75.54	75.54	392	527	(8)
DEUTSCHE BANK MEXICO SA FIDEICOMISO F/1859	MEXICO	FINANCIAL SERVICES	—	100.00	100.00	—	—	—
DEUTSCHE BANK MEXICO SA FIDEICOMISO F/1860	MEXICO	FINANCIAL SERVICES	—	100.00	100.00	—	—	—
DIGITAL INVESTMENTS SL	SPAIN	HOLDING THAT MANAGES MOSTLY FINANCIAL SUBSIDIARIES	99.98	0.03	100.00	133	83	(22)
ECASA, S.A.	CHILE	FINANCIAL SERVICES	—	100.00	100.00	15	13	1
EMPRENDIMIENTOS DE VALOR S.A.	URUGUAY	FINANCIAL SERVICES	—	100.00	100.00	2	2	(1)
EUROPEA DE TITULIZACION SA SGFT .	SPAIN	NON-MORTGAGE SECURITIZATION ENTITIES	88.24	—	88.24	2	20	3
F/11395 FIDEICOMISO IRREVOCABLE DE ADMINISTRACION CON DERECHO DE REVERSION ⁽³⁾	MEXICO	REAL ESTATE	—	42.40	42.40	—	1	—
F/253863 EL DESEO RESIDENCIAL	MEXICO	REAL ESTATE	—	65.00	65.00	—	1	—
FIAT CREDITO ARGENTINA COMPAÑIA FINANCIERA SA	ARGENTINA	FINANCIAL SERVICES	—	50.00	50.00	18	36	—
FIDEICOMISO 28991-8 TRADING EN LOS MCADOS FINANCIEROS	MEXICO	FINANCIAL SERVICES	—	100.00	100.00	5	4	—
FIDEICOMISO F/29764-8 SOCIO LIQUIDADOR DE OPERACIONES FINANCIERAS DERIVADAS	MEXICO	FINANCIAL SERVICES	—	100.00	100.00	71	59	12
FIDEICOMISO F/403112-6 DE ADMINISTRACION DOS LAGOS	MEXICO	REAL ESTATE	—	100.00	100.00	—	—	—
FIDEICOMISO HARES BBVA BANCOMER F/ 47997-2	MEXICO	REAL ESTATE	—	100.00	100.00	—	1	—
FIDEICOMISO INMUEBLES CONJUNTO RESIDENCIAL HORIZONTES DE VILLA CAMPESTRE	COLOMBIA	REAL ESTATE	—	100.00	100.00	—	1	—
FIDEICOMISO LOTE 6.1 ZARAGOZA	COLOMBIA	REAL ESTATE	—	59.99	59.99	—	2	—
FIDEICOMISO SCOTIABANK INVERLAT S A F100322908	MEXICO	REAL ESTATE	—	100.00	100.00	—	—	—
FOMENTO Y DESARROLLO DE CONJUNTOS RESIDENCIALES S.L. EN LIQUIDACION	SPAIN	IN LIQUIDATION	—	60.00	60.00	—	—	—
FORUM DISTRIBUIDORA DEL PERU SA	PERU	FINANCIAL SERVICES	—	100.00	100.00	8	8	—
FORUM DISTRIBUIDORA, S.A.	CHILE	FINANCIAL SERVICES	—	100.00	100.00	379	367	10
FORUM SERVICIOS FINANCIEROS, S.A.	CHILE	FINANCIAL SERVICES	—	100.00	100.00	238	201	28
G NETHERLANDS BV	NETHERLANDS	INVESTMENT COMPANY	—	100.00	100.00	393	315	—
GARANTI BANK SA	ROMANIA	BANKING	—	100.00	100.00	246	421	24
GARANTI BBVA AS	TURKEY	BANKING	85.97	—	85.97	7,490	6,891	2,042
GARANTI BBVA EMEKLILIK AS	TURKEY	INSURANCES SERVICES	—	84.91	84.91	169	70	132
GARANTI BBVA FACTORING AS	TURKEY	FINANCIAL SERVICES	—	81.84	81.84	86	63	42
GARANTI BBVA FILO AS	TURKEY	SERVICES	—	100.00	100.00	300	226	72
GARANTI BBVA FINANSAL TEKNOLOJILER AS	TURKEY	FINANCIAL SERVICES	—	100.00	100.00	31	43	—
GARANTI BBVA LEASING AS	TURKEY	FINANCIAL SERVICES	—	100.00	100.00	474	347	126
GARANTI BBVA PORTFOY YONETIMI AS	TURKEY	INVESTMENT FUND MANAGEMENT	—	100.00	100.00	70	22	48
GARANTI BBVA YATIRIM AS	TURKEY	FINANCIAL SERVICES	—	100.00	100.00	280	177	104
GARANTI DIVERSIFIED PAYMENT RIGHTS FINANCE COMPANY	CAYMAN ISLANDS	OTHER ISSUANCE COMPANIES	—	100.00	100.00	—	(10)	2
(1) In accordance with Article 3 of Royal Decree 1159/2010, of September 17, in order to determine the state, the voting power relating to subsidiaries was added to the voting power directly held by the parent. Therefore, the number of votes corresponding to the parent company (including indirect control subsidiaries), corresponds to each subsidiary holding a direct ownership interest.
(2) Amount considering the interim dividends of the year, according to the provisional financial statements of each company, generally as of December 31, 2025. In the carrying amount (net of provision and hedge in foreign operations), the Group´s ownership percentage has been applied, without considering the impairment of goodwill. Information on individual companies and foreign companies at exchange rate as of December 31, 2025. The data of the companies in Turkey and Argentina are prior to the application of hyperinflation accounting.
(3) Full consolidation method is used according to accounting rules (see Glossary).

Additional information on subsidiaries and structured entities composing the BBVA Group as of December 31, 2025 (continued)

			% share of participation (1)			Millions of Euros (2)
						Affiliate entity data
Company	Location	Activity	Direct	Indirect	Total	Net carrying amount	Equity excluding profit (loss) 31.12.2025	Profit (loss) 31.12.2025
GARANTI FILO SIGORTA ARACILIK HIZMETLERI A.S.	TURKEY	FINANCIAL SERVICES	—	100.00	100.00	—	—	1
GARANTI HOLDING BV	NETHERLANDS	INVESTMENT COMPANY	—	100.00	100.00	692	393	—
GARANTI KRIPTO VARLIK ALM SATM PLATFORMU ANONIM SIRKETI	TURKEY	FINANCIAL SERVICES	—	100.00	100.00	43	39	(8)
GARANTI KULTUR AS	TURKEY	SERVICES	—	100.00	100.00	—	—	—
GARANTI ODEME SISTEMLERI AS (GOSAS)	TURKEY	FINANCIAL SERVICES	—	100.00	100.00	22	11	12
GARANTI ODEME VE ELEKTRONIK PARA HIZMETLERI ANONIM SIRKETI	TURKEY	PAYMENT ENTITIES	—	100.00	100.00	16	20	(5)
GARANTI PORTFOLIO BESINCI SERBEST FON	TURKEY	INVESTMENT COMPANY	—	83.98	83.98	74	88	12
GARANTI YATIRIM ORTAKLIGI AS ⁽³⁾ ⁽⁴⁾	TURKEY	INVESTMENT COMPANY	—	3.61	3.61	—	2	—
GARANTIBANK BBVA INTERNATIONAL N.V.	NETHERLANDS	BANKING	—	100.00	100.00	1,323	1,100	119
GESCAT GESTIO DE SOL SL (SOCIEDAD UNIPERSONAL)	SPAIN	REAL ESTATE	100.00	—	100.00	18	7	11
GESCAT LLEVANT, S.L.(SOCIEDAD UNIPERSONAL)	SPAIN	REAL ESTATE	—	100.00	100.00	1	—	1
GESCAT VIVENDES EN COMERCIALITZACIO SL (SOCIEDAD UNIPERSONAL)	SPAIN	REAL ESTATE	100.00	—	100.00	27	27	—
GESTION DE PREVISION Y PENSIONES SA	SPAIN	PENSION FUND MANAGEMENT	60.00	—	60.00	9	16	6
GESTION Y ADMINISTRACION DE RECIBOS, S.A. - GARSA	SPAIN	SERVICES	—	100.00	100.00	1	2	—
GRAN JORGE JUAN SA	SPAIN	REAL ESTATE	100.00	—	100.00	424	478	18
GRUPO FINANCIERO BBVA MEXICO SA DE CV	MEXICO	FINANCIAL SERVICES	99.98	—	99.98	10,072	17,201	5,368
HANS FACTORY SL	SPAIN	FINANCIAL SERVICES	—	100.00	100.00	11	9	(3)
INMUEBLES Y RECUPERACIONES BBVA SA	PERU	REAL ESTATE	—	100.00	100.00	39	39	—
INVERAHORRO SL	SPAIN	INVESTMENT COMPANY	100.00	—	100.00	378	385	(7)
INVERSIONES ALDAMA, C.A.	VENEZUELA	IN LIQUIDATION	—	100.00	100.00	—	—	—
INVERSIONES BANPRO INTERNATIONAL INC NV ⁽³⁾	CURAÇAO	INVESTMENT COMPANY	48.00	—	48.00	16	45	7
INVERSIONES BAPROBA CA	VENEZUELA	FINANCIAL SERVICES	100.00	—	100.00	—	—	—
INVERSIONES P.H.R.4, C.A.	VENEZUELA	INACTIVE	—	60.46	60.46	—	—	—
MADIVA SOLUCIONES, S.L.	SPAIN	SERVICES	—	100.00	100.00	4	4	—
MOTORACTIVE IFN SA	ROMANIA	FINANCIAL SERVICES	—	100.00	100.00	34	41	4
MOTORACTIVE MULTISERVICES SRL	ROMANIA	SERVICES	—	100.00	100.00	—	5	—
MOVISTAR CONSUMER FINANCE COLOMBIA SAS	COLOMBIA	IN LIQUIDATION	—	50.00	50.00	—	6	(3)
MULTIASISTENCIA, S.A. DE C.V.	MEXICO	INSURANCES SERVICES	—	100.00	100.00	68	44	23
OPENPAY ARGENTINA SA	ARGENTINA	PAYMENT ENTITIES	—	100.00	100.00	10	5	(1)
OPENPAY COLOMBIA SAS	COLOMBIA	PAYMENT ENTITIES	—	100.00	100.00	3	3	(1)
OPENPAY PERÚ SA	PERU	PAYMENT ENTITIES	—	100.00	100.00	2	8	(7)
OPENPAY SA DE CV	MEXICO	PAYMENT ENTITIES	—	100.00	100.00	72	50	(20)
OPENPAY SERVICIOS S.A. DE C.V.	MEXICO	SERVICES	—	100.00	100.00	—	—	—
OPERADORA DOS LAGOS S.A. DE C.V.	MEXICO	SERVICES	—	100.00	100.00	—	—	—
OPPLUS OPERACIONES Y SERVICIOS SA	SPAIN	SERVICES	100.00	—	100.00	1	51	8
PECRI INVERSION SL	SPAIN	INVESTMENT COMPANY	100.00	—	100.00	71	68	2
PROMOTORA DEL VALLES, S.L. (SOCIEDAD UNIPERSONAL)	SPAIN	REAL ESTATE	—	100.00	100.00	13	19	7
(1) In accordance with Article 3 of Royal Decree 1159/2010, of September 17, in order to determine the state, the voting power relating to subsidiaries was added to the voting power directly held by the parent. Therefore, the number of votes corresponding to the parent company (including indirect control subsidiaries), corresponds to each subsidiary holding a direct ownership interest.
(2) Amount considering the interim dividends of the year, according to the provisional financial statements of each company, generally as of December 31, 2025. In the carrying amount (net of provision and hedge in foreign operations), the Group´s ownership percentage has been applied, without considering the impairment of goodwill. Information on individual companies and foreign companies at exchange rate as of December 31, 2025. The data of the companies in Turkey and Argentina are prior to the application of hyperinflation accounting.
(3) Full consolidation method is used according to accounting rules (see Glossary).
(4) The percentage of voting rights owned by the Group entities in this company is 99.97%.

Additional information on subsidiaries and structured entities composing the BBVA Group as of December 31, 2025 (continued)

			% share of participation (1)			Millions of Euros (2)
						Affiliate entity data
Company	Location	Activity	Direct	Indirect	Total	Net carrying amount	Equity excluding profit (loss) 31.12.2025	Profit (loss) 31.12.2025
PRONORTE UNO PROCAM, S.A.(SOCIEDAD UNIPERSONAL)	SPAIN	REAL ESTATE	—	100.00	100.00	1	1	—
PROPEL EXPLORER FUND I LP	UNITED STATES	INVESTMENT COMPANY	—	99.50	99.50	39	36	2
PROPEL EXPLORER FUND II LP	UNITED STATES	INVESTMENT COMPANY	—	99.50	99.50	22	21	(1)
PROPEL VENTURE PARTNERS BRAZIL US LP	UNITED STATES	INVESTMENT COMPANY	—	99.80	99.80	12	13	—
PROPEL VENTURE PARTNERS GLOBAL US, LP	UNITED STATES	INVESTMENT COMPANY	—	99.50	99.50	102	128	99
PROPEL VENTURE PARTNERS US FUND I, L.P.	UNITED STATES	VENTURE CAPITAL	—	99.50	99.50	146	174	(22)
PROPEL XYZ I LP	UNITED STATES	INVESTMENT COMPANY	—	99.40	99.40	19	19	2
PRO-SALUD, C.A.	VENEZUELA	INACTIVE	—	58.86	58.86	—	—	—
PROVINCIAL DE VALORES CASA DE BOLSA CA	VENEZUELA	SECURITIES DEALER	—	60.00	60.00	1	1	1
PROVINCIAL SDAD.ADMIN.DE ENTIDADES DE INV.COLECTIVA CA	VENEZUELA	INVESTMENT FUND MANAGEMENT	—	100.00	100.00	1	1	—
PROVIVIENDA ENTIDAD RECAUDADORA Y ADMIN.DE APORTES, S.A.	BOLIVIA	PENSION FUND MANAGEMENT	—	100.00	100.00	—	—	—
PSA FINANCE ARGENTINA COMPAÑIA FINANCIERA SA	ARGENTINA	BANKING	—	50.00	50.00	17	16	18
RALFI IFN SA	ROMANIA	FINANCIAL SERVICES	—	100.00	100.00	36	6	—
RPV COMPANY	CAYMAN ISLANDS	OTHER ISSUANCE COMPANIES	—	100.00	100.00	—	—	—
SATICEM GESTIO SL (SOCIEDAD UNIPERSONAL)	SPAIN	REAL ESTATE	100.00	—	100.00	6	2	3
SATICEM HOLDING SL (SOCIEDAD UNIPERSONAL)	SPAIN	REAL ESTATE	100.00	—	100.00	5	5	—
SOCIEDAD DE ESTUDIOS Y ANALISIS FINANCIERO SA	SPAIN	SERVICES	100.00	—	100.00	19	19	—
SOCIEDAD PERUANA DE FINANCIAMIENTO SAC	PERU	FINANCIAL SERVICES	—	50.00	50.00	3	6	(3)
TREE INVERSIONES INMOBILIARIAS SA SOCIEDAD UNIPERSONAL	SPAIN	REAL ESTATE	100.00	—	100.00	1,096	217	72
TRIFOI REAL ESTATE SRL	ROMANIA	REAL ESTATE	—	100.00	100.00	1	1	—
UNNIM SOCIEDAD PARA LA GESTION DE ACTIVOS INMOBILIARIOS SA (SOCIEDAD UNIPERSONAL)	SPAIN	REAL ESTATE	100.00	—	100.00	471	422	2
URBANIZADORA SANT LLORENC SA	SPAIN	INACTIVE	60.60	—	60.60	—	—	—
VOLKSWAGEN FINANCIAL SERVICES COMPAÑIA FINANCIERA SA	ARGENTINA	BANKING	—	51.00	51.00	26	33	18
(1) In accordance with Article 3 of Royal Decree 1159/2010, of September 17, in order to determine the state, the voting power relating to subsidiaries was added to the voting power directly held by the parent. Therefore, the number of votes corresponding to the parent company (including indirect control subsidiaries), corresponds to each subsidiary holding a direct ownership interest.
(2) Amount considering the interim dividends of the year, according to the provisional financial statements of each company, generally as of December 31, 2025. In the carrying amount (net of provision and hedge in foreign operations), the Group´s ownership percentage has been applied, without considering the impairment of goodwill. Information on individual companies and foreign companies at exchange rate as of December 31, 2025. The data of the companies in Turkey and Argentina are prior to the application of hyperinflation accounting.

This Appendix is part of Note 3 of the consolidated financial statements for the year ended December 31, 2025.

APPENDIX II. Additional information on investments in joint ventures and associates in the BBVA Group as of December 31, 2025
Most significant companies are included, which together represent 99.58% of the total investment in this group.

			% share of participation			Millions of Euros (1)
						Affiliate entity data
Company	Location	Activity	Direct	Indirect	Total	Consolidated Net carrying amount	Assets 31.12.2025	Liabilities 31.12.2025	Equity excluding profit (loss) 31.12.2025	Profit (loss) 31.12.2025
ASSOCIATES
ADQUIRA ESPAÑA, S.A.	SPAIN	SERVICES	—	44.44	44.44	5	20	9	10	1
ATOM HOLDCO LIMITED	UNITED KINGDOM	INVESTMENT COMPANY	49.45	—	49.45	222	11,656	11,102	533	20
BBVA ALLIANZ SEGUROS Y REASEGUROS, S.A.	SPAIN	INSURANCES SERVICES	—	50.00	50.00	277	1,188	601	543	44
COMPAÑIA PERUANA DE MEDIOS DE PAGO SAC (VISANET PERU)	PERU	PAYMENT ENTITIES	—	20.20	20.20	2	329	317	9	3
CORPORACION SUICHE 7B CA	VENEZUELA	FINANCIAL SERVICES	—	19.80	19.80	2	12	3	5	4
FIDEICOMISO F/00185 FIMPE - FIDEICOMISO F/00185 PARA EXTENDER A LA SOCIEDAD LOS BENEFICIOS DEL ACCESO A LA INFRAESTRUCTURA DE LOS MEDIOS DE PAGO ELECTRONICOS	MEXICO	FINANCIAL SERVICES	—	28.50	28.50	2	5	—	5	1
METROVACESA SA	SPAIN	REAL ESTATE	20.85	—	20.85	282	2,304	950	1,357	(4)
PROMOCIONS TERRES CAVADES, S.A.	SPAIN	REAL ESTATE	—	39.11	39.11	1	3	—	3	—
REDSYS SERVICIOS DE PROCESAMIENTO SL	SPAIN	FINANCIAL SERVICES	24.90	—	24.90	17	135	58	63	14
SBD CREIXENT, S.A.	SPAIN	REAL ESTATE	—	23.05	23.05	1	6	—	6	—
SEGURIDAD Y PROTECCION BANCARIAS SA DE CV	MEXICO	SERVICES	—	26.14	26.14	1	5	—	4	1
SERVICIOS ELECTRONICOS GLOBALES SA DE CV	MEXICO	PAYMENT ENTITIES	—	46.14	46.14	56	122	—	96	26
SISTEMAS DE TARJETAS Y MEDIOS DE PAGO SA	SPAIN	PAYMENT ENTITIES	20.61	—	20.61	2	610	601	7	2
TELEFONICA FACTORING ESPAÑA SA ⁽²⁾	SPAIN	FINANCIAL SERVICES	30.00	—	30.00	5	277	260	7	10
VERIDAS DIGITAL AUTHENTICATION SOLUTIONS S.L.	SPAIN	SERVICES	—	29.38	29.38	3	26	16	13	(3)
JOINT VENTURES
ALTURA MARKETS SOCIEDAD DE VALORES SA	SPAIN	SECURITIES DEALER	50.00	—	50.00	44	2,107	2,019	76	12
COMPAÑIA MEXICANA DE PROCESAMIENTO SA DE CV	MEXICO	SERVICES	—	50.00	50.00	5	11	—	12	(1)
CORPORACION IBV PARTICIPACIONES EMPRESARIALES, S.A. ⁽³⁾	SPAIN	INVESTMENT COMPANY	—	50.00	50.00	31	110	48	61	—
F/ 5356 FIDEICOMISO IRREVOCABLE DE ADM. INMOBILIARIA CON DERECHO DE REVERSIÓN- FIDEICOMISO SELVA	MEXICO	REAL ESTATE	—	42.40	42.40	7	17	—	17	—
FIDEICOMISO 1729 INVEX ENAJENACION DE CARTERA ⁽³⁾	MEXICO	REAL ESTATE	—	44.09	44.09	5	96	—	96	—
INVERSIONES PLATCO CA	VENEZUELA	FINANCIAL SERVICES	—	50.00	50.00	4	9	1	8	—
RCI COLOMBIA SA COMPAÑIA DE FINANCIAMIENTO	COLOMBIA	FINANCIAL SERVICES	—	49.00	49.00	37	804	727	77	(1)
ROMBO COMPAÑIA FINANCIERA SA	ARGENTINA	BANKING	—	40.00	40.00	13	191	159	15	18
(1) In foreign companies the exchange rate of December 31, 2025 is applied.
(2) Financial Statements as of December 31, 2024.
(3) Classified as Non-current asset held for sale.

This Appendix is part of Notes 3 and 16.1 of the consolidated financial statements for the year ended December 31, 2025.

APPENDIX III. Changes and notifications of participations in the BBVA Group in 2025
Acquisitions or increases of interest ownership in consolidated subsidiaries

Company (1)	Type of transaction	Total voting rights controlled after the disposal	Effective date for the last transaction (or notification Date)
ADELANTE CLASSE DE INVESTIMENTO MULTIMERCADO CREDITO PRIVADO IE - RESP LIMITADA	FOUNDING	100.00	03-Oct-25
BBVA GLOBAL WEALTH INSURANCE AGENCY, INC	FOUNDING	100.00	05-Feb-25
FIAT CREDITO ARGENTINA COMPAÑIA FINANCIERA SA	ACQUISITION	50.00	10-Dec-25
GARANTI PORTFOLIO BESINCI SERBEST FON	FOUNDING	83.98	01-Sep-25
(1) Variations of less than 0.1% have not been considered due to immateriality.
Disposals or reduction of interest ownership in consolidated subsidiaries

Company (1)	Type of transaction	Total voting rights controlled after the disposal	Effective date for the last transaction (or notification Date)
ACTIVOS MACORP SL EN LIQUIDACIÓN	LIQUIDATION	—	16-Dec-25
ARRELS CT PATRIMONI I PROJECTES, S.A.(SOCIEDAD UNIPERSONAL)EN LIQUIDACIÓN	LIQUIDATION	—	11-Dec-25
BBVA CONSUMER FINANCE ENTIDAD DE DESARROLLO A LA PEQUEÑA Y MICRO EMPRESA EDPYME SA (BBVA CONSUMER FINANCE - EDPYME)	LIQUIDATION	—	16-Jul-25
BBVA GLOBAL FINANCE LTD	LIQUIDATION	—	31-Dec-25
FORUM COMERCIALIZADORA DEL PERU SA	LIQUIDATION	—	09-Jun-25
GESCAT LLOGUERS SL	LIQUIDATION	—	18-Apr-25
LA ESMERALDA DESARROLLOS, S.L.(SOCIEDAD UNIPERSONAL EN LIQUIDACIÓN)	LIQUIDATION	—	17-Nov-25
PROVINCIAL DE VALORES CASA DE BOLSA CA	DISPOSAL	60	01-Jun-25
TASFIYE HALINDE GARANTI KONUT FINANSMANI DANISMANLIK HIZMETLERI ANONIM SIRKETI	LIQUIDATION	—	30-Dec-25
(1) Variations of less than 0.1% have not been considered due to immateriality.

Changes and notifications of participations in the BBVA Group in 2025 (continued)
Business combinations and other acquisitions or increases of interest ownership in associates and joint ventures accounted for under the equity method

Company (1)	Type of transaction	Total voting rights controlled after the disposal	Effective date for the last transaction (or notification Date)
ALFA TECH CORE SERVICES S DE RL DE CV	FOUNDING	20.00	01-Oct-25
ALFATECH CORE SERVICES SL	FOUNDING	20.00	01-Oct-25
CIBERENTIDAD MEXICO SA DE CV	FOUNDING	20.00	01-Aug-25
(1) Variations of less than 0.1% have not been considered due to immateriality.

Disposal or reduction of interest ownership in associates and joint ventures companies accounted for under the equity method

Company (1)	Type of transaction	Total voting rights controlled after the disposal	Effective date for the last transaction (or notification Date)
CAMARATE GOLF, S.A. EN LIQUIDACIÓN	LIQUIDATION	—	04-Nov-25
FIDEICOMISO F/402770-2 ALAMAR	DISPOSAL	—	28-Apr-25
OPERADORA ALAMAR SA DE CV	DISPOSAL	—	15-Dec-25
(1) Variations of less than 0.1% have not been considered due to immateriality.
This Appendix is part of Notes 3 and 16.1 of the consolidated financial statements for the year ended December 31, 2025.

APPENDIX IV. Fully consolidated subsidiaries with more than 10% owned by non-Group shareholders as of December 31, 2025

		% of voting rights controlled by the Bank
Company	Activity	Direct	Indirect	Total
BANCO BBVA PERÚ SA	BANKING	—	47.13	47.13
BANCO PROVINCIAL SA - BANCO UNIVERSAL	BANKING	1.46	53.75	55.21
COMERCIALIZADORA CORPORATIVA SAC	FINANCIAL SERVICES	—	50.00	50.00
CREA MADRID NUEVO NORTE SA	REAL ESTATE	—	75.54	75.54
F/11395 FIDEICOMISO IRREVOCABLE DE ADMINISTRACION CON DERECHO DE REVERSION	REAL ESTATE	—	42.40	42.40
F/253863 EL DESEO RESIDENCIAL	REAL ESTATE	—	65.00	65.00
FIAT CREDITO ARGENTINA COMPAÑIA FINANCIERA SA	FINANCIAL SERVICES	—	50.00	50.00
FIDEICOMISO LOTE 6.1 ZARAGOZA	REAL ESTATE	—	59.99	59.99
FOMENTO Y DESARROLLO DE CONJUNTOS RESIDENCIALES S.L. EN LIQUIDACION	IN LIQUIDATION	—	60.00	60.00
GARANTI BBVA EMEKLILIK AS	INSURANCES	—	84.91	84.91
GESTION DE PREVISION Y PENSIONES SA	PENSION FUND MANAGEMENT	60.00	—	60.00
INVERSIONES BANPRO INTERNATIONAL INC NV	INVESTMENT COMPANY	48.00	—	48.00
INVERSIONES P.H.R.4, C.A.	NO ACTIVITY	—	60.46	60.46
MOVISTAR CONSUMER FINANCE COLOMBIA SAS	IN LIQUIDATION	—	50.00	50.00
PRO-SALUD, C.A.	NO ACTIVITY	—	58.86	58.86
PROVINCIAL DE VALORES CASA DE BOLSA CA	SECURITIES DEALER	—	60.00	60.00
PSA FINANCE ARGENTINA COMPAÑIA FINANCIERA SA	BANKING	—	50.00	50.00
SOCIEDAD PERUANA DE FINANCIAMIENTO SAC	FINANCIAL SERVICES	—	50.00	50.00
VOLKSWAGEN FINANCIAL SERVICES COMPAÑIA FINANCIERA SA	BANKING	—	51.00	51.00
This Appendix is part of Note 3 of the consolidated financial statements for the year ended December 31, 2025.

APPENDIX V. BBVA Group’s securitization funds. Structured entities in 2025

		Millions of Euros
Securitization fund (consolidated)	Company	Origination date	Total securitized exposures at the origination date	Total securitized exposures as of December 31, 2025
TDA 22 Mixto FTA	BANCO BILBAO VIZCAYA ARGENTARIA SA	9-dic.-04	592	26
HIPOCAT 9 FTA	BANCO BILBAO VIZCAYA ARGENTARIA SA	25-nov.-05	1,016	68
HIPOCAT 10 FTA	BANCO BILBAO VIZCAYA ARGENTARIA SA	5-jul.-06	1,526	101
TDA 27 Mixto FTA	BANCO BILBAO VIZCAYA ARGENTARIA SA	22-dic.-06	275	88
BBVA RMBS 1 FTA	BANCO BILBAO VIZCAYA ARGENTARIA SA	19-feb.-07	2,500	378
HIPOCAT 11 FTA	BANCO BILBAO VIZCAYA ARGENTARIA SA	9-mar.-07	1,628	118
BBVA RMBS 2 FTA	BANCO BILBAO VIZCAYA ARGENTARIA SA	26-mar.-07	5,000	714
BBVA LEASING 1 FTA	BANCO BILBAO VIZCAYA ARGENTARIA SA	24-jun.-07	2,500	84
BBVA RMBS 3 FTA	BANCO BILBAO VIZCAYA ARGENTARIA SA	22-jul.-07	3,000	711
TDA 28 Mixto FTA	BANCO BILBAO VIZCAYA ARGENTARIA SA	23-jul.-07	250	66
TDA TARRAGONA 1 FTA	BANCO BILBAO VIZCAYA ARGENTARIA SA	30-nov.-07	397	36
GAT VPO	BANCO BILBAO VIZCAYA ARGENTARIA SA	25-jun.-09	780	5
BBVA RMBS 14 FTA	BANCO BILBAO VIZCAYA ARGENTARIA SA	24-nov.-14	700	213
BBVA Consumer Auto 2020-1	BANCO BILBAO VIZCAYA ARGENTARIA SA	15-jun.-20	1,100	184
BBVA CONSUMO 11 FT	BANCO BILBAO VIZCAYA ARGENTARIA SA	12-mar.-21	2,500	271
BBVA RMBS 20 FT	BANCO BILBAO VIZCAYA ARGENTARIA SA	14-jun.-21	2,500	1,580
BBVA RMBS 21 FT	BANCO BILBAO VIZCAYA ARGENTARIA SA	17-mar.-22	12,400	7,910
BBVA CONSUMER AUTO 2022-1	BANCO BILBAO VIZCAYA ARGENTARIA SA	13-jun.-22	1,200	341
BBVA RMBS 22 FT	BANCO BILBAO VIZCAYA ARGENTARIA SA	28-nov.-22	1,400	1,094
BBVA CONSUMO 12 FT	BANCO BILBAO VIZCAYA ARGENTARIA SA	13-mar.-23	3,000	1,114
BBVA CONSUMER AUTO 2023-1	BANCO BILBAO VIZCAYA ARGENTARIA SA	8-jun.-23	800	409
BBVA LEASING 3 FT	BANCO BILBAO VIZCAYA ARGENTARIA SA	27-nov.-23	2,400	909
BBVA CONSUMO 13 FT	BANCO BILBAO VIZCAYA ARGENTARIA SA	11-mar.-24	2,000	1,057
BBVA CONSUMER 2024-1	BANCO BILBAO VIZCAYA ARGENTARIA SA	20-may.-24	800	477
BBVA RMBS 23 FT	BANCO BILBAO VIZCAYA ARGENTARIA SA	13-jun.-24	5,450	4,672
BBVA CONSUMER AUTO 2024-1	BANCO BILBAO VIZCAYA ARGENTARIA SA	16-sep.-24	1,000	744
BBVA CONSUMER 2025-1	BANCO BILBAO VIZCAYA ARGENTARIA SA	26-may.-25	2,350	1,993
BBVA CONSUMER AUTO 2025-1	BANCO BILBAO VIZCAYA ARGENTARIA SA	11-sep.-25	1,000	951

APPENDIX VI. Details of the outstanding subordinated debt and preferred securities issued by the Bank or entities in the Group consolidated as of December 31, 2025, 2024 and 2023
Outstanding as of December 31, 2025, 2024 and 2023 of subordinated issues

		Nominal value. Millions of Euros
Issuer entity and issued date	Currency	December 2025	December 2024	December 2023	Prevailing Interest Rate as of December 31, 2025	Maturity Date
BANCO BILBAO VIZCAYA ARGENTARIA S.A.
March-08	EUR	125	125	125	6.03%	March-33
March-19	EUR	—	—	1,000	6.00%	Perpetual
July-20	EUR	1,000	1,000	1,000	6.00%	Perpetual
February-17	EUR	1,000	999	1,000	3.50%	February-27
February-17	EUR	165	165	165	4.00%	February-32
May-17	EUR	150	150	150	2.54%	May-27
February-19	EUR	—	—	750	2.58%	February-29
January-20	EUR	—	994	994	1.00%	January-30
June-23	EUR	745	745	741	5.75%	September-33
June-23	EUR	1,000	1,000	1,000	8.38%	Perpetual
February-24	EUR	1,248	1,247	—	4.87%	February-36
June-24	EUR	750	750	—	6.88%	Perpetual
August-24	EUR	997	996	—	4.38%	August-36
February-25	EUR	999	—	—	4.00%	February-37
November-25	EUR	1,000	—	—	5.63%	Perpetual
Different issued	EUR	128	128	127	—
November-17	USD	851	963	905	6.13%	Perpetual
September-19	USD	—	963	905	6.50%	Perpetual
March-17	USD	102	116	109	5.70%	March-32
May-18	USD	253	287	269	5.25%	May-33
September-23	USD	851	963	905	9.38%	Perpetual
November-23	USD	638	722	679	7.88%	November-34
January-25	USD	851	—	—	7.75%	Perpetual
May-17	CHF	21	21	22	1.60%	May-27
July-20	GBP	344	362	345	3.10%	July-31
August-23	GBP	343	361	345	8.25%	November-33
Subtotal		13,562	13,055	11,534

Outstanding as of December 31, 2025, 2024 and 2023 of subordinated issues

		Nominal value. Millions of Euros
Issuer entity and issued date	Currency	December 2025	December 2024	December 2023	Prevailing Interest Rate as of December 31, 2025	Maturity Date
BBVA GLOBAL FINANCE LTD
December-95	USD	—	192	179	7.00%	December-25
Subtotal		—	192	179
BBVA BANCOMER S.A. INSTITUCION DE BANCA MULTIPLE GRUPO FINANCIERO BBVA BANCOMER
November-14	USD	—	—	178	5.35%	November-29
January-18	USD	851	967	903	5.13%	January-33
September-19	USD	638	724	676	5.88%	September-34
June-23	USD	850	965	906	8.45%	June-38
January-24	USD	767	871	—	8.13%	January-39
February-25	USD	849	—	—	7.63%	February-39
Subtotal		3,954	3,528	2,663
BBVA COLOMBIA S.A.
September-11	COP	35	34	37	10.25%	September-26
February-13	COP	37	36	39	9.40%	February-28
November-14	COP	20	20	21	9.91%	November-29
November-14	COP	28	27	27	10.04%	November-34
April-15	USD	—	385	362	4.88%	April-25
November-24	USD	42	48	—	7.48%	November-34
April-25	USD	38	—	—	7.43%	April-35
Subtotal		201	550	486
BANCO BBVA PERÚ
June-07	PEN	25	25	24	3.47%	June-32
November-07	PEN	23	23	21	3.56%	November-32
December-08	PEN	13	13	12	4.19%	December-33
February-08	USD	17	20	18	6.47%	February-28
September-14	USD	—	—	267	5.25%	September-29
March-24	USD	263	291	—	6.20%	March-34
Subtotal		341	372	342
GARANTI BBVA AS
May-17	USD	523	579	667	7.30%	May-27
February-24	USD	425	470	—	8.55%	February-34
December-24	USD	637	705	—	8.29%	January-35
July-25	USD	425	—	—	8.62%	January-36
October-25	USD	595	—	—	7.77%	April-36
October-19	TRY	—	—	8	46.02%	October-29
February-20	TRY	—	20	23	62.47%	February-30
Subtotal		2,604	1,775	698
Total		20,663	19,472	15,902
Additionally, the Group maintains an issuance of preferred shares in Colombia that amounts to €1 million as of December 31, 2025 and 2024.

APPENDIX VII. Consolidated balance sheets held in foreign currency as of December 31, 2025, 2024 and 2023

BALANCE SHEETS HELD IN FOREIGN CURRENCY (MILLIONS OF EUROS)

	U.S. dollar	Mexican peso	Turkish lira	Other foreign currencies	Total foreign currencies
December 2025
Assets
Cash, cash balances at central banks and other demand deposits	21,350	6,763	2,899	5,252	36,263
Financial assets held for trading	24,443	25,159	189	9,715	59,505
Non- trading financial assets mandatorily at fair value through profit or loss	1,266	8,938	114	81	10,400
Financial assets at fair value through comprehensive income	8,253	19,255	2,368	5,164	35,040
Financial assets at amortized cost	81,458	91,785	42,448	59,027	274,718
Joint ventures and associates	—	18	—	590	608
Tangible assets	200	2,295	1,858	1,214	5,567
Other assets	(1,857)	7,641	2,607	3,805	12,195
Total	135,112	161,855	52,482	84,848	434,297
Liabilities
Financial liabilities held for trading	18,069	18,608	245	4,989	41,910
Financial liabilities at amortized cost	112,567	96,014	38,508	65,431	312,520
Other liabilities	5,670	25,213	1,440	2,623	34,947
Total	136,306	139,834	40,193	73,043	389,377
December 2024
Assets
Cash, cash balances at central banks and other demand deposits	20,836	6,899	3,334	4,400	35,469
Financial assets held for trading	18,727	22,117	259	6,171	47,274
Non- trading financial assets mandatorily at fair value through profit or loss	1,525	8,002	85	165	9,778
Financial assets at fair value through comprehensive income	9,674	18,493	2,299	4,994	35,461
Financial assets at amortized cost	67,256	83,444	40,105	52,379	243,185
Joint ventures and associates	—	17	—	590	607
Tangible assets	168	2,256	2,013	1,333	5,770
Other assets	(326)	7,125	2,457	3,363	12,619
Total	117,860	148,353	50,553	73,396	390,162
Liabilities
Financial liabilities held for trading	14,474	18,660	268	2,776	36,178
Financial liabilities at amortized cost	95,613	88,375	39,187	55,748	278,923
Other liabilities	4,039	20,665	1,338	2,636	28,679
Total	114,126	127,700	40,793	61,160	343,780
December 2023
Assets
Cash, cash balances at central banks and other demand deposits	13,372	7,581	3,764	4,089	28,807
Financial assets held for trading	21,147	28,570	282	5,806	55,806
Non- trading financial assets mandatorily at fair value through profit or loss	1,292	6,596	5	186	8,079
Financial assets at fair value through comprehensive income	9,384	20,767	1,785	4,484	36,421
Financial assets at amortized cost	58,732	81,907	31,298	46,122	218,059
Joint ventures and associates	5	19	—	590	614
Tangible assets	105	2,609	1,446	995	5,155
Other assets	(1,049)	6,872	1,761	2,346	9,930
Total	102,988	154,922	40,341	64,619	362,870
Liabilities
Financial liabilities held for trading	21,204	17,829	207	2,705	41,946
Financial liabilities at amortized cost	78,365	95,685	30,127	50,900	255,076
Other liabilities	3,223	20,186	1,048	2,801	27,258
Total	102,792	133,700	31,382	56,406	324,280
This Appendix is part of Notes 2.2.17 of the consolidated financial statements for the year ended December 31, 2025.

APPENDIX VIII. Quantitative information on refinancing and restructuring operations and other requirements under Bank of Spain Circular 6/2012
a.Quantitative information on refinancing and restructuring operations
The breakdown of refinancing and restructuring operations as of December 31, 2025, 2024 and 2023 is as follows:

	DECEMBER 2025 BALANCE OF FORBEARANCE (MILLIONS OF EUROS)
	TOTAL
	Unsecured loans		Secured loans				Accumulated impairment or accumulated losses in fair value due to credit risk
					Maximum amount of secured loans that can be considered
	Number of operations	Gross carrying amount	Number of operations	Gross carrying amount	Real estate mortgage secured	Rest of secured loans
Credit institutions	—	—	—	—	—	—	—
General Governments	30	29	—	—	—	—	(6)
Other financial corporations and individual entrepreneurs (financial business)	267	14	18	4	2	—	(6)
Non-financial corporations and individual entrepreneurs (corporate non-financial activities)	155,874	3,854	7,306	1,474	623	174	(1,851)
Of which: financing the construction and property (including land)	379	222	488	126	69	6	(114)
Other households (1)	337,495	2,390	48,637	3,681	2,772	30	(1,662)
Total	493,666	6,286	55,961	5,159	3,397	204	(3,527)
	Of which: IMPAIRED
	Unsecured loans		Secured loans				Accumulated impairment or accumulated losses in fair value due to credit risk
					Maximum amount of secured loans that can be considered
	Number of operations	Gross carrying amount	Number of operations	Gross carrying amount	Real estate mortgage secured	Rest of secured loans
Credit institutions	—	—	—	—	—	—	—
General Governments	16	7	—	—	—	—	(5)
Other financial corporations and individual entrepreneurs (financial business)	154	12	13	4	2	—	(6)
Non-financial corporations and individual entrepreneurs (corporate non-financial activities)	120,364	2,124	4,202	805	259	25	(1,592)
Of which: financing the construction and property (including land)	280	220	340	80	32	3	(111)
Other households (1)	196,425	1,208	24,813	1,904	1,215	8	(1,428)
Total	316,959	3,351	29,028	2,714	1,476	33	(3,031)
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
The table below provides a breakdown by segments of the forbearance operations (net of provisions) as of December 31, 2025, 2024 and 2023:

FORBEARANCE OPERATIONS. BREAKDOWN BY SEGMENTS (MILLIONS OF EUROS)

	2025	2024	2023
Credit institutions	—	—	—
Central governments	23	32	32
Other financial corporations and individual entrepreneurs (financial activity)	12	9	22
Non-financial corporations and individual entrepreneurs (non-financial activity)	3,476	3,163	3,843
Of which: Financing the construction and property development (including land)	234	195	261
Households	4,408	4,349	4,354
Total carrying amount	7,919	7,553	8,251
Financing classified as non-current assets and disposal groups held for sale	—	—	—

NPL ratio by type of renegotiated loan
The non-performing ratio of the renegotiated portfolio is defined as the impaired balance of renegotiated loans that shows signs of difficulties as of the closing of the reporting period, divided by the total payment outstanding in that portfolio.
As of December 31, 2025 and December 31, 2024, the non-performing ratio for each of the portfolios of renegotiated loans is as follows:

NPL RATIO BY TYPE OF RENEGOTIATED LOAN

	Ratio of impaired loans - past due
	2025	2024
General governments	23%	28%
Commercial	55%	61%
Of which: Construction and developer	86%	88%
Other consumer	51%	60%

b.Qualitative information on the concentration of risk by activity and guarantees
Loans and advances to customers by activity (carrying amount)

DECEMBER 2025 (MILLIONS OF EUROS)

				Loans to customers. Loan to value
	Total (1)	Mortgage loans	Secured loans	Less than or equal to 40%	Over 40% but less than or equal to 60%	Over 60% but less than or equal to 80%	Over 80% but less than or equal to 100%	Over 100%
General governments	25,243	213	6,530	923	2,477	392	2,513	438
Other financial institutions and individual entrepreneurs	47,821	891	25,127	455	501	302	15,855	8,905
Non-financial institutions and individual entrepreneurs	230,209	29,868	12,162	16,284	7,512	4,980	6,372	6,882
Construction and property development	6,875	4,746	86	1,419	1,340	887	395	792
Construction of civil works	7,143	559	421	217	251	77	18	417
Other purposes	216,191	24,564	11,655	14,648	5,921	4,017	5,959	5,674
Large companies	149,588	10,549	7,111	5,773	2,578	1,674	4,022	3,613
SMEs (2) and individual entrepreneurs	66,603	14,015	4,544	8,875	3,343	2,343	1,937	2,061
Rest of households and NPISHs (3)	182,405	100,887	2,641	24,747	28,608	33,491	12,963	3,719
Housing	103,390	99,679	113	24,057	27,994	33,161	11,264	3,316
Consumption	74,152	601	2,231	392	467	191	1,510	273
Other purposes	4,864	607	297	298	147	139	190	131
TOTAL	485,678	131,859	46,460	42,409	39,098	39,165	37,703	19,944
MEMORANDUM ITEM:
Forbearance operations (4)	7,937	3,637	130	980	918	796	610	462
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
(4) Net of provisions.
The information for the main geographic areas is as follows:

DECEMBER 2025 (MILLIONS OF EUROS) BBVA, S.A.

				Loans to customers. Loan to value
	Total (1)	Mortgage loans	Secured loans	Less than or equal to 40%	Over 40% but less than or equal to 60%	Over 60% but less than or equal to 80%	Over 80% but less than or equal to 100%	Over 100%
General governments	15,975	206	—	118	59	29	1	—
Other financial institutions and individual entrepreneurs	38,969	871	24,541	240	416	70	15,808	8,880
Non-financial institutions and individual entrepreneurs	129,698	11,919	2,596	5,306	4,167	1,751	1,158	2,133
Construction and property development	2,018	1,858	3	587	591	301	106	276
Construction of civil works	5,482	407	193	208	138	70	4	180
Other purposes	122,198	9,654	2,400	4,510	3,438	1,380	1,048	1,677
Large companies	96,744	4,261	1,778	2,062	1,423	450	833	1,272
SMEs (2) and individual entrepreneurs	25,454	5,393	622	2,448	2,015	931	215	406
Rest of households and NPISHs (3)	94,386	72,039	220	20,337	21,907	23,895	3,988	2,133
Housing	73,267	71,434	72	20,122	21,747	23,744	3,874	2,019
Consumption	17,787	40	80	45	21	25	12	17
Other purposes	3,332	565	68	170	139	126	102	97
TOTAL	279,028	85,036	27,357	26,000	26,549	25,744	20,954	13,146
MEMORANDUM ITEM:
Forbearance operations (4)	5,037	3,015	36	803	794	665	378	412
(1) The amounts included in this table are net of loss allowances.
(2) Small and medium enterprises.
(3) Non-profit institutions serving households.
(4) Net of provisions.

DECEMBER 2025 (MILLIONS OF EUROS) BBVA MEXICO

				Loans to customers. Loan to value
	Total (1)	Mortgage loans	Secured loans	Less than or equal to 40%	Over 40% but less than or equal to 60%	Over 60% but less than or equal to 80%	Over 80% but less than or equal to 100%	Over 100%
General governments	7,156	6	6,530	805	2,418	364	2,511	438
Other financial institutions and individual entrepreneurs	5,468	12	363	209	83	22	35	25
Non-financial institutions and individual entrepreneurs	42,293	9,403	6,241	8,488	2,378	1,865	1,481	1,431
Construction and property development	1,676	1,490	—	231	465	473	193	129
Construction of civil works	228	16	136	5	4	6	5	132
Other purposes	40,390	7,897	6,104	8,252	1,909	1,386	1,284	1,170
Large companies	21,288	3,531	2,542	3,104	947	700	705	617
SMEs (2) and individual entrepreneurs	19,102	4,366	3,561	5,148	962	686	579	553
Rest of households and NPISHs (3)	44,246	18,515	329	2,222	4,565	8,308	3,543	207
Housing	18,491	18,491	—	2,112	4,540	8,253	3,458	127
Consumption	25,731	—	329	108	16	42	84	79
Other purposes	24	24	—	2	9	13	—	—
TOTAL	99,162	27,937	13,462	11,724	9,445	10,559	7,571	2,101
MEMORANDUM ITEM:
Forbearance operations (4)	481	281	56	83	58	94	79	24
(1) The amounts included in this table are net of loss allowances.
(2) Small and medium enterprises.
(3) Non-profit institutions serving households.
(4) Net of provisions.

DECEMBER 2025 (MILLIONS OF EUROS) GARANTI BBVA

				Loans to customers. Loan to value
	Total (1)	Mortgage loans	Secured loans	Less than or equal to 40%	Over 40% but less than or equal to 60%	Over 60% but less than or equal to 80%	Over 80% but less than or equal to 100%	Over 100%
General governments	218	—	—	—	—	—	—	—
Other financial institutions and individual entrepreneurs	704	3	—	—	1	—	3	—
Non-financial institutions and individual entrepreneurs	23,235	2,554	466	1,075	278	681	756	230
Construction and property development	1,887	315	77	—	106	51	39	196
Construction of civil works	1,109	106	—	—	106	—	—	—
Other purposes	20,239	2,132	389	1,075	66	630	717	34
Large companies	9,820	503	241	31	—	268	446	—
SMEs (2) and individual entrepreneurs	10,420	1,629	148	1,044	66	362	271	34
Rest of households and NPISHs (3)	18,510	1,905	6	1,053	774	70	11	4
Housing	1,907	1,903	—	1,052	773	67	9	3
Consumption	16,332	1	6	1	1	3	2	—
Other purposes	271	—	—	—	—	—	—	1
TOTAL	42,667	4,462	472	2,128	1,053	750	769	234
MEMORANDUM ITEM:
Forbearance operations (4)	1,602	—	—	—	—	—	—	—
(1) The amounts included in this table are net of loss allowances.
(2) Small and medium enterprises.
(3) Non-profit institutions serving households.
(4) Net of provisions.

DECEMBER 2025 (MILLIONS OF EUROS) OTHER ENTITIES

				Loans to customers. Loan to value
	Total (1)	Mortgage loans	Secured loans	Less than or equal to 40%	Over 40% but less than or equal to 60%	Over 60% but less than or equal to 80%	Over 80% but less than or equal to 100%	Over 100%
General governments	1,893	—	—	—	—	—	—	—
Other financial institutions and individual entrepreneurs	2,680	4	223	7	1	210	10	—
Non-financial institutions and individual entrepreneurs	34,983	5,992	2,859	1,416	689	683	2,976	3,088
Construction and property development	1,294	1,082	6	601	178	62	57	190
Construction of civil works	325	30	91	4	3	1	9	104
Other purposes	33,364	4,881	2,762	811	508	620	2,911	2,793
Large companies	21,736	2,254	2,549	576	208	256	2,038	1,724
SMEs (2) and individual entrepreneurs	11,628	2,627	213	234	300	364	872	1,069
Rest of households and NPISHs (3)	25,264	8,427	2,085	1,135	1,362	1,218	5,422	1,375
Housing	9,724	7,850	41	770	933	1,097	3,923	1,167
Consumption	14,302	560	1,816	238	428	121	1,412	176
Other purposes	1,237	18	229	127	—	—	87	33
TOTAL	64,821	14,424	5,168	2,558	2,051	2,112	8,408	4,463
MEMORANDUM ITEM:
Forbearance operations (4)	817	341	37	95	66	38	153	26
(1) The amounts included in this table are net of loss allowances.
(2) Small and medium enterprises.
(3) Non-profit institutions serving households.
(4) Net of provisions.

c.Information on the concentration of risk by activity and geographical areas

DECEMBER 2025 (MILLIONS OF EUROS)

	TOTAL (1)	Spain	Rest of European Union	America	Other
Credit institutions	143,686	24,453	36,190	47,739	35,303
General governments	167,380	68,664	25,270	63,390	10,056
Central Administration	142,761	52,409	24,587	55,950	9,814
Other	24,620	16,256	683	7,439	241
Other financial institutions and individual entrepreneurs	87,472	7,354	23,190	34,378	22,550
Non-financial institutions and individual entrepreneurs	314,130	93,419	37,423	113,776	69,512
Construction and property development	11,407	3,548	942	2,458	4,459
Construction of civil works	12,646	6,571	1,639	1,959	2,477
Other purposes	290,077	83,300	34,843	109,359	62,576
Large companies	216,732	56,936	33,853	78,833	47,110
SMEs and individual entrepreneurs	73,345	26,364	989	30,526	15,466
Other households and NPISHs	182,946	93,402	3,772	66,889	18,884
Housing	103,392	72,038	2,158	27,152	2,044
Consumer	74,152	17,680	1,350	38,790	16,332
Other purposes	5,403	3,683	263	947	509
TOTAL	895,615	287,292	125,845	326,172	156,306
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

DECEMBER 2024 (MILLIONS OF EUROS)

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

This Appendix is part of Note 7.2.7 of the consolidated financial statements for the year ended December 31, 2025.

APPENDIX IX. Additional information on risk concentration
a.Sovereign risk exposure
The table below provides a breakdown of exposure to financial assets (excluding derivatives and equity instruments), as of December 31, 2025, 2024 and 2023: by type of counterparty and the country of residence of such counterparty. The below figures do not take into account accumulated other comprehensive income, loss allowances or loan-loss provisions:

RISK EXPOSURE BY COUNTRIES (MILLIONS OF EUROS)

	Sovereign risk
	2025	2024	2023
Spain	68,620	63,277	59,704
Italy	14,244	12,264	10,744
Turkey	8,634	9,995	9,284
Portugal	568	288	424
Germany	129	195	142
France	8,247	1,366	182
Netherlands	1	10	14
Romania	1,135	791	587
Rest of Europe	1,718	1,227	1,187
Subtotal Europe	103,297	89,413	82,268
Mexico	45,851	43,909	48,929
The United States	6,442	6,408	5,591
Colombia	5,482	4,021	3,540
Peru	1,293	1,208	1,526
Argentina	2,380	2,633	1,308
Venezuela	—	—	—
Rest of countries	2,651	1,337	1,782
Subtotal rest of countries	64,101	59,517	62,676
Total exposure to financial instruments	167,397	148,930	144,945

The exposure to sovereign risk set out in the above table includes positions held in government debt securities in countries where the Group operates. They are used for ALCO’s management of the interest rate risk on the balance sheets of the Group’s entities in these countries, as well as for hedging of pension and insurance commitments by insurance entities within the BBVA Group.

b.Concentration of risk on activities in the real estate market in Spain
Quantitative information on activities in the real estate market in Spain
As of December 31, 2025, 2024 and 2023, the Group's exposure to the construction and real estate development sectors (excluding the mortgage portfolio) in Spain amounted to €10,602 million, €9,600 million and €9,476 million, respectively, of which €2,314 million, €2,207 million and €2,105 million, respectively, related to construction loans, real estate development activities and house purchases in Spain. Data as of December 31, 2025, 2024 and 2023 is shown below:

FINANCING ALLOCATED BY CREDIT INSTITUTIONS TO CONSTRUCTION AND REAL ESTATE DEVELOPMENT AND LENDING FOR HOUSE PURCHASE (MILLIONS OF EUROS)

	Gross amount			Drawn over the guarantee value			Accumulated impairment
	2025	2024	2023	2025	2024	2023	2025	2024	2023
Financing to construction and real estate development (including land) (Business in Spain)	2,314	2,207	2,105	665	473	482	(69)	(102)	(115)
Of which: Impaired assets	99	136	183	31	45	53	(60)	(88)	(98)
Memorandum item:	—	—	—	—	—	—	—	—	—
Write-offs	2,100	2,100	2,097
Memorandum item:	—	—	—
Total loans and advances to customers, excluding the General Governments (Business in Spain) (book value)	199,056	177,946	168,660
Total consolidated assets (total business) (book value)	859,576	772,402	775,558
Impairment and provisions for normal exposures	(5,015)	(4,841)	(4,752)
The following is a description of the real estate credit risk based on the types of associated guarantees:

FINANCING ALLOCATED BY CREDIT INSTITUTIONS TO CONSTRUCTION AND REAL ESTATE DEVELOPMENT AND LENDING FOR HOUSE PURCHASE (MILLIONS OF EUROS)

	2025	2024	2023
Without secured loan	356	408	359
With secured loan	1,958	1,799	1,746
Terminated buildings	837	832	857
Homes	646	656	685
Other	191	177	172
Buildings under construction	1,007	869	749
Homes	1,000	843	731
Other	7	26	18
Land	114	97	139
Urbanized land	91	76	92
Rest of land	23	22	47
Total	2,314	2,207	2,105
As of December 31, 2025, 2024 and 2023, 36.2%, 37.7% and 40.7% of loans to developers were guaranteed with buildings (77.2%, 78.8% and 79.9% are homes), and only 4.9%, 4.4% and 6.6% by land, of which 79.8%, 78.4% and 66.2% are in urban locations, respectively.
The table below provides the breakdown of the financial guarantees given as of December 31, 2025, 2024 and 2023:

FINANCIAL GUARANTEES GIVEN (MILLIONS OF EUROS)

	2025	2024	2023
Houses purchase loans	83	53	36
Without mortgage	2	2	3

The information on the retail mortgage portfolio risk (housing mortgage) as of December 31, 2025, 2024 and 2023 is as follows:

FINANCING ALLOCATED BY CREDIT INSTITUTIONS TO CONSTRUCTION AND REAL ESTATE DEVELOPMENT AND LENDING FOR HOUSE PURCHASE (MILLIONS OF EUROS)

	Gross amount			Of which: impaired loans
	2025	2024	2023	2025	2024	2023
Houses purchase loans	72,631	71,709	71,144	2,071	2,889	3,267
Without mortgage	1,313	1,416	1,415	10	9	10
With mortgage	71,318	70,294	69,729	2,061	2,880	3,257
The loan to value (LTV) ratio of the above portfolio is as follows:

LTV BREAKDOWN OF MORTGAGE TO HOUSEHOLDS FOR THE PURCHASE OF A HOME (BUSINESS IN SPAIN) (MILLIONS OF EUROS)

	Total risk over the amount of the last valuation available (Loan to value-LTV)
	Less than or equal to 40%	Over 40% but less than or equal to 60%	Over 60% but less than or equal to 80%	Over 80% but less than or equal to 100%	Over 100%	Total
Gross amount December 31, 2025	19,309	21,566	23,824	4,198	2,421	71,318
Of which: Impaired loans	348	472	472	332	437	2,061
Gross amount December 31, 2024	18,584	21,171	23,193	4,643	2,702	70,294
Of which: Impaired loans	314	502	622	539	904	2,880
Gross amount December 31, 2023	17,201	20,302	22,850	5,856	3,519	69,729
Of which: Impaired loans	307	464	642	617	1,227	3,257
Outstanding home mortgage loans as of December 31, 2025, 2024 and 2023 had an average LTV of 41%, 41% and 42% respectively.
The breakdown of foreclosed, acquired, purchased or exchanged assets from debt from loans relating to business in Spain, as well as the holdings and financing to non-consolidated entities holding such assets is as follows:

INFORMATION ABOUT ASSETS RECEIVED IN PAYMENT OF DEBTS (BUSINESS IN SPAIN) (MILLIONS OF EUROS)

	Gross Value ⁽¹⁾ ⁽²⁾			Provisions			Of which: Valuation adjustments on impaired assets, from the time of foreclosure			Carrying amount
	2025	2024	2023	2025	2024	2023	2025	2024	2023	2025	2024	2023
Real estate assets from loans to the construction and real estate development sectors in Spain	191	303	398	(150)	(246)	(307)	(97)	(159)	(183)	41	57	92
Terminated buildings	28	41	72	(15)	(24)	(44)	(9)	(16)	(24)	13	17	28
Homes	16	19	31	(8)	(10)	(16)	(4)	(6)	(7)	8	9	15
Other	12	23	41	(7)	(15)	(28)	(5)	(10)	(17)	5	8	13
Buildings under construction	5	8	8	(5)	(6)	(7)	(2)	(2)	(2)	—	2	1
Homes	5	8	7	(5)	(6)	(6)	(2)	(2)	(2)	—	2	1
Other		—	1	—	—	(1)	—	—	(1)	—	—	—
Land	158	254	318	(130)	(216)	(256)	(86)	(141)	(156)	28	38	62
Urbanized land	153	248	299	(125)	(210)	(242)	(83)	(138)	(145)	28	38	57
Rest of land	5	6	19	(5)	(5)	(14)	(3)	(3)	(11)	—	1	5
Real estate assets from mortgage financing for households for the purchase of a home	331	392	544	(193)	(209)	(299)	(76)	(72)	(99)	138	183	245
Rest of foreclosed real estate assets	214	283	364	(149)	(195)	(231)	(46)	(61)	(76)	65	88	133
Total	736	978	1,306	(492)	(650)	(837)	(219)	(292)	(358)	244	328	469
(1) Represents original loan value at the time of foreclosure.
(2) The value of real estate assets foreclosed or received in payment of debts should be initially recognized at the lower of the carrying amount of the financial assets and the fair value at the time of foreclosure less estimated sales costs. The gross value of the assets acquired in payment of debts is €463 million and €620 million as of December 31, 2025 and December 31, 2024, respectively.

As of December 31, 2025, 2024 and 2023, the gross book value of the Group’s real estate assets from corporate financing of real estate construction and development was €191 million, €303 million and €398 million, respectively, with an average coverage ratio of 78.5%, 81.2% and 77.0%, respectively.
The gross book value of real estate assets from mortgage lending to households for home purchase as of December 31, 2025, 2024 and 2023, amounted to €331 million, €392 million and €544 million, respectively, with an average coverage ratio of 58.3%, 53.3% and 55.0%.
As of December 31, 2025, 2024 and 2023, the gross book value of the BBVA Group’s total real estate assets (business in Spain), including other real estate assets received as debt payment, was €736 million, €978 million and €1,306 million, respectively. The coverage ratio was 66.8%, 66.5% and 64.1%, respectively.
This Appendix is part of Note 7 of the consolidated financial statements for the year ended December 31, 2025.

c.Concentration of risk by geographical areas
Below is a breakdown of the balances of financial instruments recognized in the consolidated balance sheets by their concentration in geographical areas and according to the residence of the customer or counterparty. As of December 31, 2025, 2024 and 2023 it does not take into account loss allowances or loan-loss provisions:

RISKS BY GEOGRAPHICAL AREAS. DECEMBER 2025 (MILLIONS OF EUROS)

	Spain	Rest of Europe	Mexico	The United States	Turkey	South America	Rest of business	Total
Derivatives	3,210	16,061	4,721	5,076	55	2,091	1,337	32,551
Equity instruments (1)	2,275	6,305	7,144	4,438	116	195	1,327	21,800
Debt securities ⁽²⁾	56,555	33,777	43,399	9,659	8,489	9,714	1,480	163,073
Central banks	—	—	1,519	—	—	912	70	2,501
General governments	53,986	25,059	38,963	6,561	8,354	8,181	238	141,342
Credit institutions	1,744	4,478	1,830	71	102	246	595	9,066
Other financial corporations	184	2,378	361	1,371	1	148	246	4,689
Non-financial corporations	641	1,862	726	1,655	33	226	331	5,475
Loans and advances	190,259	77,941	107,795	27,831	59,649	64,649	30,634	558,758
Central banks	3	1,834	—	—	8,598	1,031	35	11,501
General governments	14,492	341	7,457	—	260	2,507	869	25,926
Credit institutions	3,217	24,592	3,437	363	1,782	3,415	5,576	42,381
Other financial corporations	3,522	18,198	5,467	8,867	1,993	1,850	12,182	52,078
Non-financial corporations	69,782	28,991	41,602	18,578	23,645	30,402	11,908	224,908
Households	99,243	3,985	49,832	24	23,371	25,445	64	201,963
Total risk in financial assets	252,299	134,084	163,059	47,005	68,309	76,648	34,778	776,183
Loan commitments given	38,222	55,254	29,277	26,268	51,876	21,253	5,404	227,554
Financial guarantees given	2,964	6,365	63	4,181	8,637	945	1,710	24,865
Other commitments given	21,587	15,038	2,295	6,308	6,677	3,821	4,433	60,158
Off-balance sheet exposures	62,773	76,658	31,635	36,757	67,190	26,019	11,546	312,578
Total risks in financial instruments	315,072	210,742	194,694	83,762	135,499	102,667	46,325	1,088,761
(1) Equity instruments are shown net of valuation adjustment.
(2) The debt securities of the "Financial assets at fair value through other comprehensive income" portfolio do not include gains/losses.

RISKS BY GEOGRAPHICAL AREAS. DECEMBER 2024 (MILLIONS OF EUROS)

	Spain	Rest of Europe	Mexico	The United States	Turkey	South America	Rest of business	Total
Derivatives	3,391	19,034	2,269	6,996	70	3,044	1,199	36,003
Equity instruments ⁽¹⁾	2,034	5,850	6,700	2,782	103	214	310	17,993
Debt securities ⁽²⁾	53,698	22,913	39,208	9,992	10,067	8,443	1,586	145,907
Central banks	—	—	—	—	—	1,359	89	1,448
General governments	50,854	15,410	36,667	6,408	9,756	6,410	200	125,705
Credit institutions	2,040	3,092	1,527	64	153	302	408	7,585
Other financial corporations	350	2,126	428	1,577	3	158	250	4,893
Non-financial corporations	455	2,285	585	1,943	155	213	638	6,275
Loans and advances	179,935	70,972	95,747	17,794	52,234	58,668	18,278	493,628
Central banks	18	1,626	—	—	5,876	1,297	—	8,817
General governments	12,001	137	7,187	—	239	1,831	755	22,150
Credit institutions	5,063	27,439	2,731	349	1,044	2,828	4,216	43,669
Other financial corporations	2,926	15,069	2,106	2,953	1,987	1,992	5,463	32,496
Non-financial corporations	63,409	23,821	40,016	14,468	22,812	27,155	7,778	199,459
Households	96,517	2,879	43,708	25	20,275	23,565	67	187,037
Total risk in financial assets	239,058	118,770	143,924	37,564	62,473	70,369	21,372	693,530
Loan commitments given	37,120	43,253	24,000	22,579	38,003	19,841	3,718	188,515
Financial guarantees given	3,056	5,376	212	2,958	8,911	1,031	960	22,503
Other commitments given	19,266	12,922	2,826	4,279	5,421	3,202	3,299	51,215
Off-balance sheet exposures	59,441	61,551	27,038	29,816	52,336	24,074	7,977	262,233
Total risks in financial instruments	298,500	180,321	170,962	67,380	114,809	94,443	29,349	955,763
(1) Equity instruments are shown net of valuation adjustment.
(2) The debt securities of the "Financial assets at fair value through other comprehensive income" portfolio do not include gains/losses.

RISKS BY GEOGRAPHICAL AREAS. DECEMBER 2023 (MILLIONS OF EUROS)

	Spain	Rest of Europe	Mexico	The United States	Turkey	South America	Rest of business	Total
Derivatives	3,688	17,106	2,017	7,487	51	2,956	987	34,293
Equity instruments (1)	1,424	2,999	6,418	2,399	76	206	246	13,768
Debt securities	49,620	19,547	43,825	9,103	8,932	7,071	2,502	140,600
Central banks	—	15	—	—	—	1,179	80	1,274
General governments	46,667	12,359	40,982	5,584	8,789	4,647	967	119,995
Credit institutions	2,154	3,017	1,914	123	16	323	459	8,005
Other financial corporations	442	2,065	334	1,223	2	680	222	4,967
Non-financial corporations	357	2,091	596	2,173	125	242	773	6,357
Loans and advances	176,482	92,253	98,561	12,957	41,619	52,131	13,488	487,491
Central banks	201	2,199	—	—	5,316	1,590	680	9,985
General governments	12,394	145	7,856	—	496	2,082	492	23,466
Credit institutions	7,141	53,077	5,759	636	1,428	2,391	3,691	74,122
Other financial corporations	2,961	15,190	2,529	1,690	1,264	1,891	724	26,250
Non-financial corporations	59,083	18,905	38,001	10,604	19,591	22,542	7,820	176,546
Households	94,703	2,737	44,415	27	13,525	21,634	81	177,121
Total risk in financial assets	231,214	131,905	150,821	31,948	50,678	62,364	17,223	676,153
Loan commitments given	34,931	42,914	24,811	17,773	20,883	9,600	1,956	152,868
Financial guarantees given	2,694	5,542	69	2,338	6,587	991	618	18,839
Other commitments given	17,187	8,191	2,812	3,135	5,057	2,991	3,205	42,577
Off-balance sheet exposures	54,812	56,646	27,691	23,245	32,527	13,581	5,780	214,283
Total risks in financial instruments	286,026	188,551	178,512	55,193	83,205	75,946	23,002	890,436
(1) Equity instruments are shown net of valuation adjustment.

The breakdown of the main figures in the most significant foreign currencies in the consolidated balance sheets is set forth in Appendix VII.

The breakdown of loans and advances in the heading of “Loans and advances”, impaired by geographical area as December 31, 2025, 2024 and 2023.

IMPAIRED FINANCIAL ASSETS BY GEOGRAPHICAL AREAS (MILLIONS OF EUROS)

	2025	2024	2023
Spain	6,633	7,581	8,068
Rest of Europe	105	104	99
Mexico	2,817	2,517	2,472
South America	2,200	2,260	2,176
Turkey	2,587	1,749	1,631
Rest of business	3	2	—
IMPAIRED RISKS	14,346	14,213	14,446
This Appendix is part of Note 7.2.8 of the consolidated financial statements for the year ended December 31, 2025.

Glossary

Actuarial risk
Arising from deviations in the biometric or behavioral variables used in the valuation of future commitments (such as mortality, longevity, disability, or persistence) which may negatively affect the technical balance of insurance or social security products.

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

CGU	The smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets.
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
Domestic activity
Domestic balances of BBVA Group entities domiciled in Spain, which reflect the BBVA Group’s domestic activities; the allocation of assets and liabilities is based on the domicile of the Group entity at which the relevant asset or liability is accounted for.

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

The expected credit losses must be measured as the difference between the asset’s gross carrying amount and the present value of estimated future cash flows discounted at the financial asset’s original effective interest rate or an approximation thereof (forward-looking).

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

Inflation risk
Risk arising from the adverse impact that unexpected changes in inflation ratios may have on the Group's income, costs, fair value or present value of assets and liabilities, as well as on the risk-adjusted profitability of its exposures.

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

Market liquidity risk	Risk that the Group may not be able to unwind or hedge a position in a financial instrument at its fair value due to insufficient market depth.
Mortgage-covered bonds	Financial asset or security created from mortgage loans and backed by the guarantee of the mortgage loan portfolio of the entity.
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

Statements of recognized income and expense
The statement of recognized income and expenses reflect the income and expenses generated in each financial year, distinguishing between those recognized in the profit and loss accounts and the “Other recognized income and expenses”; which are recorded directly in the equity.
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

Watch List (WL)
Watch List is defined as such risk that, derived from an individualized credit assessment, involves a significant increase in credit risk from the moment of origination, due to economic or financial difficulties or because it has suffered, or is estimated to suffer, adverse situations in its environment, without meeting the criteria for its classification as non-performing.

Write- off
When the recovery of any recognized amount is considered to be remote, this amount is removed from the balance sheet, without prejudice to any actions taken by the entities in order to collect the amount until their rights extinguish in full through expiry, forgiveness or for other reasons.

Yield curve risk	Risks arising from changes in the slope and the shape of the yield curve.